1/27

07028387

82- SUBMISSIONS FACING SHEET

MICROFICHE CONTROL LABEL

REGISTRANT'S NAME Wacker Chemie AG

*CURRENT ADDRESS Hans-Seidel-Platz 4
81737 München, Germany

**FORMER NAME

**NEW ADDRESS

BEST AVAILABLE COPY

PROCESSED
DEC 04 2007 E
THOMSON
FINANCIAL

FILE NO. 82- 35138 FISCAL YEAR

* *Complete for initial submissions only* ** *Please note name and address changes*

INDICATE FORM TYPE TO BE USED FOR WORKLOAD ENTRY:

12G3-2B (INITIAL FILING) ☐ AR/S (ANNUAL REPORT) ☐

12G32BR (REINSTATEMENT) ☐ SUPPL (OTHER) ☑

DEF 14A (PROXY) ☐

OICF/BY: [signature]

DATE: 11/30/07

Subject to completion, dated March 30, 2006

INTERNATIONAL SUPPLEMENT
(To offering circular dated March 24, 2006)

CONFIDENTIAL

WACKER

Wacker Chemie AG

Offering of up to 13,038,150 Ordinary Shares

with no par value of

WACKER CHEMIE AG

This is an offering of up to 13,038,150 existing shares, with a notional par value of €5.00 each, of Wacker Chemie AG, a stock corporation (*Aktiengesellschaft*) organized under the laws of the Federal Republic of Germany. We are offering up to 4,571,430 shares, and the selling shareholders named herein are offering up to 8,466,720 shares. We will receive the net proceeds from the sale of the shares to be sold by us, but we will not receive any of the proceeds from the sale of the shares to be sold by the selling shareholders.

This offering consists of a public offering in the Federal Republic of Germany and private placements in certain other jurisdictions outside the Federal Republic of Germany. In the United States of America, our shares will be offered for sale to qualified institutional buyers as part of a private placement in reliance on Rule 144A under the Securities Act of 1933, as amended. Outside the United States of America, our shares will be offered in reliance on Regulation S under the Securities Act. This offering circular, as supplemented, relates to the private placements outside the United States in reliance of Regulation S.

Prior to this offering, there has been no public market for our shares. We have applied for the admission of our shares to trading on the Official Market Segment (*amtlicher Markt*) of the Frankfurt Stock Exchange (*Frankfurter Wertpapierbörse*) (Prime Standard) under the symbol WCH. We expect that our shares will be listed on the Frankfurt Stock Exchange on or about April 6, 2006, and that trading will commence on or about April 10, 2006.

We and Blue Elephant Holding GmbH, one of the selling shareholders, have granted an option to Morgan Stanley, on behalf of the Underwriters, exercisable for 30 calendar days following the date on which our shares commence trading on the Official Market Segment of the Frankfurt Stock Exchange, to purchase up to 1,955,723 additional existing shares at the offer price, less the underwriting discount, to cover potential over-allotments. See "The Offering — Stabilization Measures, Over-Allotments and Greenshoe Option" and "Underwriting."

Investing in our shares involves risks. See "Risk Factors" beginning on page 17.

Offer Price Range: €70 to €80 per share

The shares have not been and will not be registered under the U.S. Securities Act or any state securities laws and are being offered and sold only pursuant to an exemption from, or in a transaction not subject to, the registration requirements of the Securities Act, including in the United States to qualified institutional buyers in reliance on Rule 144A under the Securities Act and outside the United States in reliance on Regulation S under the Securities Act. For a description of the restrictions on resale and transfer of the shares being offered, see "Underwriting."

Our shares will be represented by one or more global certificates, which will be deposited with Clearstream Banking AG, Frankfurt am Main. It is expected that the shares will be delivered through the facilities of Clearstream or Euroclear on or about April 12, 2006.

Global Coordinators and Joint Bookrunners

Morgan Stanley **UBS Investment Bank**

Retail Coordinator and Joint Lead Manager

Dresdner Kleinwort Wasserstein

Co-Lead Managers

BNP PARIBAS **HSBC Trinkaus & Burkhardt** **HVB Corporates & Markets**

Co-Managers

ABN AMRO Rothschild **Bayerische Landesbank**

, 2006

INTERNATIONAL SUPPLEMENT

OFFERING CIRCULAR

This offering circular, as supplemented, is personal to each offeree and does not constitute an offer to any other person or to the public generally to purchase or otherwise acquire our shares. In making an investment decision, investors should rely on their own examination of Wacker Chemie AG (the "Company" and together with its subsidiaries on a consolidated basis, unless the context otherwise requires, "we," "us" or "our"), and the terms of this offering, including the merits and risks involved. Any decision to buy our shares should be based solely on this offering circular as supplemented. No person has been authorized to give any information or to make any representations in connection with this offering other than those contained in this offering circular as supplemented. If any information is given or any representations are made, such information or representations must not be relied upon as having been authorized by us or the Underwriters, any of their respective affiliates, advisers or selling agents or any other person. At any time following the date of this offering circular as supplemented, the information contained in this offering circular as supplemented may no longer be correct and our affairs may have changed.

No representation is made by us or the Underwriters or any of our or their respective representatives to prospective investors as to the legality of an investment in our shares, and prospective investors should not construe anything in this offering circular as supplemented as legal, business or tax advice. Prospective investors should consult their own advisers as to the legal, tax, business, financial and related aspects of an investment in our shares.

This offering circular, as supplemented, does not constitute or form part of an offer to sell, or a solicitation of an offer to buy, any security other than the shares. The distribution of this offering circular as supplemented and this offering of shares may, in certain jurisdictions, be restricted by law, and this offering circular as supplemented may not be used for the purpose of, or in connection with, any offer or solicitation by anyone in any jurisdiction in which such offer or solicitation is not authorized, or to any person to whom it is unlawful to make such an offer or solicitation. Persons into whose possession this offering circular, as supplemented, comes are required to inform themselves of and observe all such restrictions. Neither we nor any of the Underwriters accepts any legal responsibility for any violation by any person, whether or not a prospective investor, of any such restrictions.

No action has been or will be taken in any jurisdiction other than the Federal Republic of Germany that would permit a public offering of our shares or the possession, circulation or distribution of this offering circular as supplemented or any other material relating to us or our shares in any jurisdiction where action for that purpose is required. Accordingly, our shares may not be offered or sold, directly or indirectly, and neither this offering circular as supplemented nor any other offering material or advertisements in connection with our shares may be distributed or published in or from any country or jurisdiction, except under circumstances that would result in compliance with any applicable rules and regulations of any such country or jurisdiction.

Until 40 days after the commencement of the offering, an offer or sale of the shares within the United States by a dealer (whether or not participating in the offering) may violate the registration requirements of the Securities Act if such offer or sale is made otherwise than in accordance with Rule 144A or pursuant to another exemption from registration under the Securities Act.

STABILIZATION

IN CONNECTION WITH THIS OFFERING, MORGAN STANLEY MAY, FOR THE ACCOUNT OF THE UNDERWRITERS, OVER-ALLOT OR EFFECT TRANSACTIONS WITH A VIEW TO SUPPORTING THE MARKET PRICE OF OUR SHARES AT LEVELS ABOVE THOSE THAT MIGHT OTHERWISE PREVAIL IN THE OPEN MARKET FOR A LIMITED PERIOD AFTER THE FIRST DAY OF TRADING OF OUR SHARES ON THE FRANKFURT STOCK EXCHANGE. SUCH TRANSACTIONS MAY BE

EFFECTED ON THE FRANKFURT STOCK EXCHANGE, IN THE OVER-THE-COUNTER MARKET OR OTHERWISE, AND SHALL BE CARRIED OUT IN ACCORDANCE WITH APPLICABLE RULES AND REGULATIONS. SUCH STABILIZING, IF COMMENCED, MAY BE DISCONTINUED AT ANY TIME WITHOUT PRIOR NOTICE AND WILL IN ANY EVENT BE DISCONTINUED 30 CALENDAR DAYS AFTER THE FIRST DAY OF TRADING OF OUR SHARES ON THE FRANKFURT STOCK EXCHANGE.

This offering circular as supplemented is confidential and is authorized for use by prospective investors solely for the purpose of considering an investment in our shares in connection with this offering. This offering circular as supplemented is being furnished by us in connection with an offering exempt from, or not subject to, the registration requirements under the U.S. Securities Act. The information contained in this offering circular as supplemented has been provided by us and by the other sources identified in this offering circular as supplemented. Any reproduction or distribution of this offering circular as supplemented, in whole or in part, and any disclosure of its contents or use of any of the information contained in this offering circular as supplemented for any purpose other than considering an investment in our shares in connection with this offering is prohibited. Each prospective investor, by accepting delivery of this offering circular as supplemented, agrees to the foregoing.

PRESENTATION OF FINANCIAL INFORMATION

Our audited consolidated financial statements as of and for the year ended December 31, 2005, including the notes thereto and including comparative figures as of and for the year ended December 31, 2004, as set forth beginning on page F-9 in this offering circular as supplemented, were prepared in accordance with the international financial reporting standards, or IFRS. Our audited consolidated financial statements as of and for the year ended December 31, 2004, including the notes thereto and including comparative figures as of and for the year ended December 31, 2003, as set forth beginning on page F-85 in this offering circular as supplemented, were prepared in accordance with generally accepted accounting principles in Germany, or German GAAP. IFRS and German GAAP differ in various material respects from each other and from generally accepted accounting principles in the United States, or U.S. GAAP. See "Management's Discussion and Analysis of Financial Condition and Results of Operations — Summary of Significant Differences between IFRS and U.S. GAAP" and note 26 to our audited consolidated financial statements as of and for the year ended December 31, 2005. Financial data included in this offering circular as supplemented relating to us is derived from our audited consolidated financial statements.

The preparation of our financial statements in accordance with IFRS requires our management to make assumptions that affect the reported amounts of assets and liabilities and the disclosure of contingencies as of the date of the financial statements and the reported amounts of sales and expenses during the period under review. Critical accounting policies require the most complex or subjective judgments, often as a result of the need to make estimates about the effects of matters that are inherently uncertain. Thus, to the extent that actual events differ from our management's estimates and assumptions, there could be a material impact on our financial statements. In applying these critical accounting policies, our management at times uses accounting estimates that require it to make assumptions about matters that are highly uncertain at the time the estimate is made or where it is reasonably likely that changes in the accounting estimate may occur from period to period that would have a material impact on the presentation of our net assets, financial condition and results of operations.

Investors should read the discussion under "Management's Discussion and Analysis of Financial Condition and Results of Operations — Factors Affecting our Results" and the corresponding notes in the financial statements section of this offering circular.

Rounding adjustments have been made in calculating some of the financial information included in this offering circular as supplemented. As a result, numerical figures shown as totals in some tables may not be exact arithmetic aggregations of the figures that precede them.

EXCHANGE RATE INFORMATION

In this offering circular as supplemented,

- "euro" and "€" refers to the single currency of the participating Member States in the Third Stage of the European Economic and Monetary Union of the Treaty Establishing the European Community, as amended from time to time; and
- "U.S. dollars," "U.S. dollar" and "$" refers to the lawful currency of the United States of America.

The following chart shows for the period from January 1, 2001 through March 29, 2006 the period end, average, high and low noon buying rates in the city of New York for cable transfers of euro as certified for customs purposes by the Federal Reserve Bank of New York expressed as U.S. dollars per €1.00.

	U.S. dollars per €1.00			
Year	**Period end**	**Average[(1)]**	**High**	**Low**
2001	0.8901	0.8909	0.9535	0.8370
2002	1.0485	0.9495	1.0485	0.8594
2003	1.2597	1.1411	1.2597	1.0361
2004	1.3538	1.2478	1.3625	1.1802
2005	1.1844	1.2423	1.3476	1.1667
Month				
September 2005	1.2058	1.2234	1.2538	1.2011
October 2005	1.1995	1.2022	1.2148	1.1914
November 2005	1.1790	1.1789	1.2067	1.1667
December 2005	1.1842	1.1861	1.2041	1.1699
January 2006	1.2158	1.2126	1.2287	1.1980
February 2006	1.1925	1.1940	1.2100	1.1860
Through March 29, 2006	1.2030	1.2018	1.2197	1.1886

(1) The average of the noon buying rates on the last business day of each month during the relevant one-year period and, with respect to monthly information, the average of the noon buying rates on each business day for the relevant period.

The noon buying rate of the euro on March 29, 2006 was $1.2030. The above rates may differ from the actual rates used in the preparation of the consolidated financial statements and other financial information appearing in this offering circular as supplemented.

NOTICE TO INVESTORS IN THE EUROPEAN ECONOMIC AREA

The offering circular, as supplemented, has been prepared on the basis that all offers of shares (other than the offers contemplated in the offering circular, as amended, in Germany once the offering circular has been approved by the Federal Financial Supervisory Authority (*Bundesanstalt für Finanzdienstleistungsaufsicht*, the "BaFin") in accordance with the Prospectus Directive as implemented in Germany) will be made pursuant to an exemption under the Prospectus Directive, as implemented in member states of the European Economic Area ("EEA"), from the requirement to produce a prospectus for offers of shares. Accordingly, any person making or intending to make any offer within the EEA of shares which are the subject of the placement contemplated in this offering circular, as amended, should only do so in circumstances under which no obligation arises for us or any of the underwriters to produce a prospectus for such offer. Neither we nor the underwriters have authorized, nor do any of us authorize, the making of any offer of offered shares through any financial intermediary, other than offers made by the underwriters which constitute the final placement of shares contemplated in this offering circular, as amended.

In relation to each member state of the European Economic Area which has implemented the Prospectus Directive (Directive 2003/71/EC) and a relevant implementing measure, an offer to the public of any of the shares which are the subject of the offering contemplated by this offering circular, as supplemented, may not be made in that member state (other than the offers contemplated in the offering circular, as amended, in Germany once the offering circular has been approved by the BaFin in accordance with the Prospectus Directive as implemented in Germany), except that an offer to the public in that member state of any of the offered shares may be made at any time under the following exemptions from the Prospectus Directive, if they have been implemented in that member state:

(a) to legal entities which are authorised or regulated to operate in the financial markets or, if not so authorised or regulated, whose corporate purpose is solely to invest in securities;

(b) to any legal entity which has two or more of (1) an average of at least 250 employees during the last financial year; (2) a total balance sheet of more than €43,000,000 and (3) an annual net turnover of more than €50,000,000, as shown in its last annual or consolidated accounts;

(c) by the underwriters to fewer than 100 natural or legal persons (other than qualified investors as defined in the Prospectus Directive and the relevant implementing measure) subject to obtaining the prior consent of Global Coordinators for any such offer; or

(d) in any other circumstances falling within Article 3(2) of Directive 2003/71/EC,

provided that no such offer of the offered shares shall result in a requirement for the publication by us or any underwriter of a prospectus pursuant to Article 3 of the Prospectus Directive.

For the purposes of this provision, the expression an "offer to the public" in relation to any of the offered shares in any member state which has implemented Directive 2003/71/EC and a relevant implementing measure means the communication in any form and by any means of sufficient information on the terms of the offer and any shares to be offered so as to enable an investor to decide to purchase any of the offered shares, as the same may be varied in that member state by any measure implementing Directive 2003/71/EC in that member state, and the expression "Prospectus Directive" means Directive 2003/71/EC and includes any relevant implementing measure in each relevant member state.

NOTICE TO UNITED KINGDOM INVESTORS

Each underwriter will represent, warrant and agree that (i) it has only communicated or caused to be communicated and will only communicate or cause to be communicated any invitation or inducement to engage in investment activity (within the meaning of section 21 of the Financial Services and Markets Act 2000 (the "FSMA")) received by in it connection with the issue or sale of any shares in circumstances in which section 21 (1) of the FSMA does not apply to the Company and (ii) it has complied and will comply with all applicable provisions of the FSMA with respect to anything done by it in relation to the shares in, from or otherwise involving the United Kingdom.

NOTICE TO INVESTORS IN JAPAN

The offered shares have not been and will not be registered under the Securities and Exchange law of Japan. No person may offer or sell, directly or indirectly, any securities in Japan or to, or for the benefit of, any resident of Japan (which term as used herein means any person resident in Japan, including any corporation or other entity organized under the laws of Japan) or to other re-offering or resale, directly or indirectly, in Japan or to, or for the benefit of, any resident of Japan, except (i) pursuant to an exemption from the registration requirements of the Securities and Exchange law of Japan and (ii) in compliance with any other applicable requirements of Japanese law.

PARTICULARS OF THE OFFERING

The offering consists of up to 13,038,150 of our ordinary bearer shares with no par value, each such share with a notional par value of €5.00 and with full dividend rights as of January 1, 2006, comprised of

- up to 4,571,430 existing shares from our holdings and
- up to 8,466,720 existing shares from the holdings of the other selling shareholders.

In addition, Morgan Stanley, on behalf of the Underwriters, may effect over-allotments of up to 776,953 of our shares from our holdings and of up to 1,178,770 of our shares from the holdings of Blue Elephant Holding GmbH.

The shares required in order to effect potential over-allotments are temporarily being granted to Morgan Stanley by us (up to 776,953 shares) and by Blue Elephant Holding GmbH (up to 1,178,770 shares) pursuant to a share lending agreement. Moreover, Morgan Stanley (on behalf of the Underwriters) has been granted an option, exercisable within 30 calendar days following the listing of our shares, to purchase up to an additional 15% of our shares actually placed as part of the allotment (*i.e.*, up to 1,955,723 shares) from Blue Elephant Holding GmbH (up to 1,178,770 shares) and from us (up to 776,953 shares) at the offer price less agreed commissions (the so-called Greenshoe option). The Greenshoe option may be exercised only to the extent of the over-allotment.

The shares that are the subject of this offering represent up to €65,190,750 (25.0%) of our share capital excluding the shares provided for over-allotments, and up to €74,969,365 (28.75%) of our share capital including the shares provided for over-allotments.

The offering period during which investors will have the opportunity to submit offers to purchase the shares, will begin on Friday, March 31, 2006 and is expected to end on Friday, April 7, 2006 at 12:00 noon for retail investors (natural persons) and at 5:00 p.m. for institutional investors (all times Central European Summer Time). The price range within which offers may be made to purchase shares is between €70 and €80 per share. Offers to purchase shares may include a price limit within this range. Such price limit may be set at a whole-euro amount or at an amount with fractional euros of 25, 50 or 75 cents after the decimal point. There are no restrictions on the minimum number of shares a potential investor must offer to buy. Offers to purchase shares may be submitted during the offering period in the branch offices of the Underwriters. Offers are non-binding until the end of the offering period. The final offer price is expected to be determined on April 8, 2006 or April 9, 2006, and delivery of the shares against payment of the offer price and the standard commission is expected to occur on April 12, 2006.

On March 30, 2006, we applied to have all of our shares admitted to listing for trading on the official market segment (*amtlicher Markt*) of the Frankfurt Stock Exchange and simultaneously to the sub-segment thereof with additional post-admission obligations (Prime Standard). Our shares are expected to be admitted to listing on April 6, 2006 and trading is expected to commence on April 10, 2006.

TIMETABLE

Subject to extension or shortening, the following is the anticipated timetable for the offering:

March 24, 2006	Approval of the offering circular by the German Federal Financial Services Supervisory Authority (*Bundesanstalt für Finanzdienstleistungsaufsicht — "BaFin"*)
March 24, 2006	Publication of the offering circular, as approved by BaFin, on our website
March 25, 2006	Announcement in the Frankfurter Allgemeine Zeitung of the publication of the offering circular
March 27, 2006	Start of marketing (roadshow)
March 30, 2006	Publication of the price range and the offering period as a supplement to the offering circular on our website immediately following approval of such supplement to the offering circular by BaFin
March 31, 2006 or April 1, 2006	Notice in the *Frankfurter Allgemeine Zeitung* regarding the publication of the supplement to the offering circular specifying the price range and the offering period
March 31, 2006	Commencement of the offering period
April 6, 2006	Listing approval issued by the Frankfurt Stock Exchange
April 7, 2006	Publication of the listing approval issued by the Frankfurt Stock Exchange in the *Frankfurter Allgemeine Zeitung*
April 7, 2006	Close of the offering period for retail investors (natural persons) at 12:00 noon (CEST) and for institutional investors at 5:00 p.m. (CEST)
April 8, 2006 or April 9, 2006	Determination of the offer price and allotment
April 10, 2006	Publication of the offer price in the *Frankfurter Allgemeine Zeitung*; publication of the allotment principles applied in the placement by means of a press release
April 10, 2006	Initial listing, first day of trading
April 12, 2006	Book-entry delivery of the shares against payments of the offer price and the standard commission

PROCEEDS TO THE COMPANY

The amount of the gross proceeds from the offering and sale of the shares in connection with this offering depends on the number of shares offered and actually placed, as well as the stipulated offer price. Assuming an offer price at the mid-point of the price range and assuming that we are able to sell all of the shares we are offering, we estimate that we would generate gross proceeds (prior to exercise of the Greenshoe option) in the amount of €342.9 million and that the costs incurred by us in connection with the offering, including commissions but without considering the Greenshoe option, would amount to approximately €16.0 million.

CAPITALIZATION

The following table shows our actual capitalization as of December 31, 2005, and our capitalization as of December 31, 2005 as adjusted for the offering proceeds (assuming an offer price equal to the mid-point of the price range, that we are able to sell all of the shares we are offering and that the offering proceeds are used as described under *"Reasons for the Offering and Use of Proceeds"* in the offering circular) and for the number of our shares that we will hold upon completion of the offering (in each case prior to exercise of the Greenshoe option).

The information in the following table has been derived from our audited consolidated financial statements for the year ended on December 31, 2005 prepared in accordance with IFRS and presented in the financial section of the offering circular. This table should be read in conjunction with these audited consolidated financial statements as of and for the fiscal year ended December 31, 2005 and the notes thereto.

	As of December 31, 2005	
	Actual	Adjusted[1]
	€ millions, except for number of shares	
Financial liabilities	905.0	905.0
of which:		
long-term financial liabilities	852.0	852.0
of which secured	0	0
of which unsecured	852.0	852.0
short-term financial liabilities	53.0	53.0
of which secured	0	0
of which unsecured	53.0	53.0
guaranteed by third parties	0	0
Consolidated shareholders' equity[2]	**936.2**	**1,258.2**
Share capital	260.8	260.8
Capital provisions	59.9	143.2
Own shares, retained earnings/net earnings, translation adjustments, revenue-neutral changes in shareholders' equity	612.2	850.8
Minority equity	3.3	3.3
Capitalization (total)[3]	**1,841.2**	**2,163.2**
Number of shares of the Company	52,152,600	52,152,600
Number of own shares held by the Company	7,823,000	3,251,570

(1) As of December 31, 2005, assuming the offering proceeds are used as described under *"Reasons for the Offering and Use of Proceeds"* in the offering circular.

(2) The increase in consolidated shareholders' equity reflects the offering proceeds from the sale of our own shares less the cost incurred by us in connection with the offering and anticipated taxes.

(3) Capitalization comprises the sum of our financial liabilities and our consolidated shareholders' equity.

SHAREHOLDER STRUCTURE

The table below sets for certain information regarding the share capital holdings in Wacker Chemie AG by our principal and selling shareholders prior to and upon completion of the offering. The table was prepared on the assumption that we, along with the other selling shareholders, will sell the maximum number of shares offered.

	Prior to the offering		Upon completion of the offering — Without exercise of the Greenshoe-Option		Upon completion of the offering — Upon full exercise of the Greenshoe-Option	
	Shares	(%)[1]	Shares	(%)[1]	Shares	(%)[1]
Shareholder's name						
Dr. Alexander Wacker Familiengesellschaft mbH[2]	29,018,800	55.64	29,018,800	55.64	29,018,800	55.64
Blue Elephant Holding GmbH[3]	13,779,720	26.42	6,844,080	13.12	5,665,310	10.86
Company/own shares	7,823,000	15.00	3,251,570	6.23	2,474,617	4.74
Morgan Stanley & Co. Inc.[4]	1,531,080	2.94	0	0	0	0
Freefloat	0	0	13,038,150	25.00	14,993,873	28.75
Total	52,152,600	100.0	52,152,600	100.0	52,152,600	100.0

(1) Due to rounding difference, the total of the individual columns may not be exact arithmetic aggregations of the figures that precede them.

(2) The chairman of our management board, Dr. Peter-Alexander Wacker, holds an interest of approximately 4.1% in Dr. Alexander Wacker Familiengesellschaft mbH (the "Family-owned Company") or — because of shares held by the Family-owned Company, approximately 4.3% of voting shares; each of the five siblings of Dr. Wacker also holds shares in the Family-owned Company in the same amount. Our supervisory board member, Ms. Gertrud Eberth-Heldrich, holds an interest of approximately 12.4% or voting rights of approximately 12.9% in the Family-owned Company. The spouse of our supervisory board member Dr. Biebl, Ms. Veronika Biebl, holds an additional approximate 12.4% of the share capital (approximately 12.9% of voting rights). The remaining shares in the Family-owned Company are held by six shareholders, in some instances communities of heirs of the Wacker family, and in other cases additional members of the Wacker family.

(3) The chairman of our management board, Dr. Peter-Alexander Wacker, holds the majority of both capital and voting rights of Blue Elephant Holding GmbH. Accordingly, the voting rights of Blue Elephant Holding GmbH in Wacker Chemie AG pursuant to Sections 21 and 22 of the Securities Trading Act (*Wertpapierhandelsgesetz*) are fully attributable to him. Managing directors of Blue Elephant Holding GmbH are Dr. Peter-Alexander Wacker and the spouse of our supervisory board chairman, Dr. Susanne Weiss.

(4) The shares are held by Morgan Stanley & Co. Inc. in part for own, in part for third party account.

Our shareholder structure after completion of the offering will depend, irrespective of whether the Greenshoe option is exercised in full or not at all, on the maximum number of shares offered. For information on selling restrictions on disposal of shares applicable to existing shareholders, see "*Underwriting — Selling Restrictions*" in the offering circular.

UNDERWRITING

The Underwriters have agreed in the underwriting agreement to underwrite the maximum number of shares announced in this supplement of up to 4,571,430 shares from us and of up to 8,466,720 shares from the other selling shareholders and to sell the above as part of the offering. The following table sets forth the Underwriters which have agreed to underwrite shares as part of the offering. The maximum number of shares to be underwritten by each underwriter is as follows:

Underwriters	Maximum number of shares to be underwritten
Morgan Stanley Bank AG Junghofstraße 13-15, 60311 Frankfurt/Main, Germany	3,911,445
UBS Limited 1 Finsbury Avenue, London, EC2M 2PP, United Kingdom	3,911,445
Dresdner Bank AG Jürgen-Ponto-Platz 1, 60301 Frankfurt/Main, Germany	1,955,722
BNP PARIBAS 16 Avenue Matignon, 75008 Paris, France	847,480
HSBC Trinkaus & Burkhardt KGaA Königsallee 21- 23, 40212 Dusseldorf, Germany	847,480
Bayerische Hypo- und Vereinsbank Aktiengesellschaft, Arabellastraße 12, 81925 Munich, Germany	847,480
ABN AMRO Bank N.V and NM Rothschild & Sons Limited (trading together as ABN AMRO Rothschild, an unincorporated equity capital markets joint venture) 250 Bishopsgate, London EC2M 4AA, United Kingdom	358,549
Bayerische Landesbank Brienner Str. 18, 80333 Munich, Germany	358,549
Total	**13,038,150**

We, the other Selling Shareholders and the Global Coordinators will determine the offering price per share, with the aid of an order book prepared using a book-building procedure, no earlier than the last day of the offering period and no later than the weekend of April 8/9, 2006. The Underwriters will pay us and the other Selling Shareholders the offer price for the offered shares (less agreed commissions) at the time of delivery of the offered shares. The total commissions payable by us and the other Selling Shareholders to the Underwriters for the underwriting and other activities in connection with the listing of our shares will amount to a maximum of 3.5% of the proceeds of the offering, including a performance-based commission, if any, that we will determine with the other Selling Shareholders in our joint discretion during the stabilization period or a specified number of days thereafter. The performance-based commission may constitute a substantial portion of the total commission. The commission for shares for which the Greenshoe option has been exercised will amount to only 60% of the base commissions (including performance-based commission, if any).

UNITED STATES FEDERAL INCOME TAXATION

The following discussion is a summary under present law of certain U.S. federal income tax considerations relevant to the purchase, ownership and disposition of the shares. The summary is not tax advice. It does not describe all tax considerations that may be relevant to a particular holder. It addresses only U.S. Holders (as defined below) that purchase shares in the Offer, hold shares as capital assets and use the U.S. dollar as their functional currency. It does not address prospective purchasers that hold shares in connection with a permanent establishment in Germany. It does not address the tax treatment of persons subject to special rules, such as financial institutions, dealers or traders, insurance companies, tax exempt entities, persons owning 10% or more of the Company's share capital, and persons holding shares as part of a hedge, straddle, conversion or constructive sale transaction. It also does not address U.S. state and local tax considerations. We believe, and this discussion assumes, that the Company is not and will not become a passive foreign investment company, or PFIC.

THE STATEMENTS ABOUT U.S. FEDERAL TAX CONSIDERATIONS ARE MADE TO SUPPORT MARKETING OF THE SHARES. NO TAXPAYER CAN RELY ON THEM TO AVOID U.S. FEDERAL TAX PENALTIES. EACH PROSPECTIVE PURCHASER SHOULD SEEK ADVICE FROM AN INDEPENDENT TAX ADVISOR ABOUT THE TAX CONSEQUENCES TO IT UNDER ITS OWN PARTICULAR CIRCUMSTANCES OF INVESTING IN THE SHARES UNDER THE LAWS OF GERMANY, THE UNITED STATES AND ITS CONSTITUENT JURISDICTIONS, AND ANY OTHER JURISDICTIONS WHERE THE PURCHASER MAY BE SUBJECT TO TAXATION

As used here, "U.S. Holder" means a beneficial owner of shares that is (i) a U.S. citizen or resident, (ii) a corporation, partnership or other entity created or organized under the laws of the United States, (iii) a trust subject to the control of a U.S. person and the primary supervision of a U.S. court or (iv) an estate the income of which is subject to U.S. federal income tax regardless of its source. The tax consequences to a partner in a partnership purchasing, owning and disposing of shares will generally depend on the status of the partner and the activities of the partnership. The tax consequences to a beneficiary of an estate or trust purchasing, owning and disposing of shares will generally depend on the status of the beneficiary.

Dividends

Dividends on the shares (including the amount of German tax withheld) should be included in a U.S. Holder's gross income as ordinary income from foreign sources. The dividends will not be eligible for the dividends-received deduction generally available to U.S. corporations, but they should qualify for the reduced rate available to non-corporate U.S. Holders if (i) the Company qualifies for benefits under the Germany-U.S. income tax treaty, (ii) the U.S. Holder satisfies certain holding period requirements and (iii) other requirements are met. We believe that the Company will qualify for benefits under the Germany-U.S. income tax treaty as long as our shares are traded on the Frankfurt Stock Exchange. Dividends paid in euro will be includable in income in a U.S. dollar amount based on the exchange rate in effect on the date of receipt whether or not the payment is converted into U.S. dollars at that time. Any gain or loss on a subsequent conversion of the euro into U.S. dollars for a different amount generally will be U.S. source ordinary income or loss and will not be treated as a dividend.

A U.S. Holder eligible for benefits under the Germany-U.S. income tax treaty may claim a reduced 15% rate of German withholding tax. Each U.S. Holder should consult its own tax advisor about its eligibility for reduction of German withholding tax. A U.S. Holder may claim a deduction or a foreign tax credit (subject to other applicable limitations) only for tax withheld at the appropriate rate. In computing foreign tax credit limitations, non-corporate U.S. Holders may take into account only the portion of the dividend effectively taxed at the highest applicable marginal rate.

Disposition

A U.S. Holder will recognize capital gain or loss on the sale or other disposition of shares in an amount equal to the difference between the U.S. Holder's adjusted tax basis in the shares and the amount realized from the disposition. Any gain or loss generally will be long-term capital gain or loss if the shares have been held for more than one year. Deductions for capital losses are subject to limitations. For purposes of computing the U.S. Holder's foreign tax credit limitation, the gain or loss generally will be treated as arising from U.S. sources.

A U.S. Holder that receives a currency other than U.S. dollars upon disposition of our shares will realize an amount equal to the U.S. dollar value of the currency received on the date of disposition or, if our shares are traded on an established securities market and you are a cash-basis or electing accrual basis taxpayer, the settlement date. An accrual basis U.S. Holder that does not elect to determine the amount realized using the spot rate on the settlement date will recognize foreign currency gain or loss (taxable as U.S. source ordinary income or loss) equal to the difference (if any) between the U.S. dollar value of the amount received based on the spot exchange rates in effect on the date of sale or other disposition and the settlement date. A U.S. Holder will have a tax basis in the currency received equal to the U.S. dollar amount realized. Gain or loss on a subsequent conversion or disposition of the currency received generally will be U.S. source ordinary income or loss.

Passive foreign investment company

We believe, and this discussion assumes, that the Company is not and will not become a passive foreign investment company, or PFIC. If the Company were a PFIC, U.S. individuals could not treat dividends received as qualified dividend income taxable at a reduced rate and all U.S. Holders could be subject to additional tax.

A foreign corporation will be a PFIC in any taxable year when, taking into account the income and assets of the corporation and certain of its subsidiaries, either (i) 75 % or more of its gross income is passive income or (ii) 50 % or more of the average value of its assets is attributable to assets that produce or are held to produce passive income. If a company is a PFIC in any year when a U.S. Holder owns its shares, the U.S. Holder is subject to additional taxes on any excess distributions received from the company and any gain realized from the sale or other disposition of its shares (regardless of whether the company continues to be a PFIC). A U.S. Holder has an excess distribution to the extent that distributions on the shares during a taxable year exceed 125% of the average amount received during the three preceding taxable years (or, if shorter, the U.S. Holder's holding period). To compute the tax on excess distributions or any gain, (i) the excess distribution or the gain is allocated ratably over a U.S. Holder's holding period, (ii) the amount allocated to the current taxable year and any year before the company became a PFIC is taxed as ordinary income in the current year and (iii) the amount allocated to other taxable years is taxed at the highest applicable marginal rate in effect for each year and an interest charge is imposed to recover the deemed benefit from the deferred payment of the tax attributable to each year.

If the Company were a PFIC, a U.S. Holder could avoid some of the tax consequences just described by electing to mark the shares to market annually. Any gain from marking the shares to market or from disposing of them is ordinary income. A U.S. Holder can recognize loss from marking the shares to market, but only to the extent of its unreversed gains previously included as a result of the mark-to-market election. Loss recognized from marking the shares to market is ordinary, but loss on disposing of them is capital loss except to the extent of unreversed gains. A U.S. Holder can elect to mark the shares to market only if the shares are marketable stock. The shares will be marketable stock only if they are traded (other than in de minimis quantities) on at least 15 days during each calendar quarter. We believe that our shares will be marketable stock,

but each U.S. Holder should ask its tax advisor whether a mark-to-market election is available or desirable.

If the Company were a PFIC, a U.S. Holder could not avoid the tax consequences just described by electing to treat the Company as a qualified electing fund, or QEF, because the Company will not prepare the information that a U.S. Holder would need to make a QEF election.

Information reporting and backup withholding

Dividends and proceeds from the sale or other disposition of our shares may be reported to the U.S. Internal Revenue Service unless the holder is a corporation or otherwise establishes a basis for exemption. Backup withholding may apply to amounts subject to reporting if the holder fails to provide an accurate taxpayer identification number or otherwise provide a basis for exemption. The amount of any backup withholding tax will be refunded or allowed as a credit against the holder's U.S. income tax liability if the holder furnishes the appropriate information to the Internal Revenue Service.

AMENDMENTS

Under the heading *"The Offering — Allotment Criteria — Preferential Allotment" on pages 38 and 39 of the offering circular, the last three paragraphs are deleted and replaced as follows:*

The respective employees and members of our governing bodies shall be eligible, as long as an employment relationship with us exists and they subscribe for our shares in the total amount of at least €435, for a discount of €135, in each case subject to the respective regulations regarding the tax-free provision of shares to employees.

The respective employees and board members shall undertake to abstain from selling the shares purchased under the preferential allotment until October 31, 2006.

The percentage of our shares provided for preferential allotments shall not exceed approximately 7.6% (prior to exercise of the Greenshoe option) or approximately 6.6% (following exercise of the Green shoe option), respectively.

[THIS PAGE INTENTIONALLY LEFT BLANK]

UNITED STATES SUPPLEMENT **CONFIDENTIAL**
(To offering circular dated March 24, 2006)

WACKER

Offering of 13,038,150 Ordinary Shares

with no par value of

WACKER CHEMIE AG

This is an offering of 13,038,150 existing shares, with a notional par value of €5.00 each, of Wacker Chemie AG, a stock corporation (*Aktiengesellschaft*) organized under the laws of the Federal Republic of Germany. We are offering 4,571,430 shares, and the selling shareholders named herein are offering 8,466,720 shares. We will receive the net proceeds from the sale of the shares to be sold by us, but we will not receive any of the proceeds from the sale of the shares to be sold by the selling shareholders.

This offering consists of a public offering in the Federal Republic of Germany and private placements in certain other jurisdictions outside the Federal Republic of Germany. In the United States of America, our shares are being offered for sale to qualified institutional buyers as part of a private placement in reliance on Rule 144A under the U.S. Securities Act of 1933, as amended. Outside the United States of America, our shares are being offered in reliance on Regulation S under the Securities Act. This offering circular, as supplemented, relates to the private placement in the United States in reliance on Rule 144A.

Prior to this offering, there has been no public market for our shares. Our shares have been admitted to trading on the Official Market Segment (*amtlicher Markt*) of the Frankfurt Stock Exchange (*Frankfurter Wertpapierbörse*) (Prime Standard) under the symbol WCH. We expect that trading in our shares will commence on or about April 10, 2006.

We and Blue Elephant Holding GmbH, one of the selling shareholders, have granted an option to Morgan Stanley, on behalf of the Underwriters, exercisable for 30 calendar days following the date on which our shares commence trading on the Official Market Segment of the Frankfurt Stock Exchange, to purchase up to 1,955,723 additional existing shares at the offer price, less the underwriting discount, to cover potential over-allotments. See "The Offering — Stabilization Measures, Over-Allotments and Greenshoe Option" and "Underwriting."

Investing in our shares involves risks. See "Risk Factors" beginning on page 17.

Offer Price: €80 per share

The shares have not been and will not be registered under the Securities Act or any state securities laws and are being offered and sold only pursuant to an exemption from, or in a transaction not subject to, the registration requirements of the Securities Act, including in the United States to qualified institutional buyers in reliance on Rule 144A under the Securities Act and outside the United States in reliance on Regulation S under the Securities Act. Potential investors are hereby notified that sellers of our shares may be relying on the exemption from registration provisions of Section 5 of the Securities Act provided by Rule 144A. For a description of the restrictions on resale and transfer of the shares being offered, see "Notice to Investors" and "Underwriting."

Our shares are represented by a global certificate deposited with Clearstream Banking AG, Frankfurt am Main. It is expected that the shares will be delivered through the facilities of Clearstream or Euroclear on or about April 12, 2006.

Global Coordinators and Joint Bookrunners

Morgan Stanley **UBS Investment Bank**

Retail Coordinator and Joint Lead Manager

Dresdner Kleinwort Wasserstein

Co-Lead Managers

BNP PARIBAS **HSBC** **HVB Corporates & Markets**

Co-Manager

ABN AMRO Rothschild

April 8, 2006

UNITED STATES SUPPLEMENT

OFFERING CIRCULAR

This offering circular, as supplemented, is personal to each offeree and does not constitute an offer to any other person or to the public generally to purchase or otherwise acquire our shares. In making an investment decision, investors should rely on their own examination of Wacker Chemie AG (the "Company" and together with its subsidiaries on a consolidated basis, unless the context otherwise requires, "we," "us" or "our"), and the terms of this offering, including the merits and risks involved. Any decision to buy our shares should be based solely on this offering circular as supplemented. No person has been authorized to give any information or to make any representations in connection with this offering other than those contained in this offering circular as supplemented. If any information is given or any representations are made, such information or representations must not be relied upon as having been authorized by us or the Underwriters, any of their respective affiliates, advisers or selling agents or any other person. At any time following the date of this offering circular as supplemented, the information contained in this offering circular as supplemented may no longer be correct and our affairs may have changed.

No representation is made by us or the Underwriters or any of our or their respective representatives to prospective investors as to the legality of an investment in our shares, and prospective investors should not construe anything in this offering circular as supplemented as legal, business or tax advice. Prospective investors should consult their own advisers as to the legal, tax, business, financial and related aspects of an investment in our shares.

This offering circular, as supplemented, does not constitute or form part of an offer to sell, or a solicitation of an offer to buy, any security other than the shares. The distribution of this offering circular as supplemented and this offering of shares may, in certain jurisdictions, be restricted by law, and this offering circular as supplemented may not be used for the purpose of, or in connection with, any offer or solicitation by anyone in any jurisdiction in which such offer or solicitation is not authorized, or to any person to whom it is unlawful to make such an offer or solicitation. Persons into whose possession this offering circular, as supplemented, comes are required to inform themselves of and observe all such restrictions. Neither we nor any of the Underwriters accepts any legal responsibility for any violation by any person, whether or not a prospective investor, of any such restrictions.

No action has been or will be taken in any jurisdiction other than the Federal Republic of Germany that would permit a public offering of our shares or the possession, circulation or distribution of this offering circular as supplemented or any other material relating to us or our shares in any jurisdiction where action for that purpose is required. Accordingly, our shares may not be offered or sold, directly or indirectly, and neither this offering circular as supplemented nor any other offering material or advertisements in connection with our shares may be distributed or published in or from any country or jurisdiction, except under circumstances that would result in compliance with any applicable rules and regulations of any such country or jurisdiction.

Until 40 days after the commencement of the offering, an offer or sale of the shares within the United States by a dealer (whether or not participating in the offering) may violate the registration requirements of the Securities Act if such offer or sale is made otherwise than in accordance with Rule 144A or pursuant to another exemption from registration under the Securities Act.

This offering circular as supplemented is confidential and is authorized for use by prospective investors solely for the purpose of considering an investment in our shares in connection with this offering. This offering circular as supplemented is being furnished by us in connection with an offering exempt from, or not subject to, the registration requirements under the U.S. Securities Act. The information contained in this offering circular as supplemented has been provided by us and by the other sources identified in this offering circular as supplemented. Any reproduction or distribution of this offering circular as supplemented, in whole or in part, and any disclosure of its contents or use of any of the information contained in this offering circular as supplemented for any purpose other than considering an investment in our shares in connection with this offering is prohibited. Each prospective investor, by accepting delivery of this offering circular as supplemented, agrees to the foregoing.

STABILIZATION

IN CONNECTION WITH THIS OFFERING, MORGAN STANLEY MAY, FOR THE ACCOUNT OF THE UNDERWRITERS, OVER-ALLOT OR EFFECT TRANSACTIONS WITH A VIEW TO SUPPORTING THE MARKET PRICE OF OUR SHARES AT LEVELS ABOVE THOSE THAT MIGHT OTHERWISE PREVAIL IN THE OPEN MARKET FOR A LIMITED PERIOD AFTER THE FIRST DAY OF TRADING OF OUR SHARES ON THE FRANKFURT STOCK EXCHANGE. SUCH TRANSACTIONS MAY BE EFFECTED ON THE FRANKFURT STOCK EXCHANGE, IN THE OVER-THE-COUNTER MARKET OR OTHERWISE, AND SHALL BE CARRIED OUT IN ACCORDANCE WITH APPLICABLE RULES AND REGULATIONS. SUCH STABILIZING, IF COMMENCED, MAY BE DISCONTINUED AT ANY TIME WITHOUT PRIOR NOTICE AND WILL IN ANY EVENT BE DISCONTINUED 30 CALENDAR DAYS AFTER THE FIRST DAY OF TRADING OF OUR SHARES ON THE FRANKFURT STOCK EXCHANGE.

NEITHER THE U.S. SECURITIES AND EXCHANGE COMMISSION NOR ANY STATE SECURITIES COMMISSION HAS APPROVED OR DISAPPROVED OF THE SHARES OR DETERMINED IF THIS OFFERING CIRCULAR AS SUPPLEMENTED IS TRUTHFUL ADEQUATE OR COMPLETE. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

NOTICE TO NEW HAMPSHIRE RESIDENTS ONLY

NEITHER THE FACT THAT A REGISTRATION STATEMENT OR AN APPLICATION FOR A LICENSE HAS BEEN FILED UNDER CHAPTER 421-B OF THE NEW HAMPSHIRE REVISED STATUTES ("RSA") WITH THE STATE OF NEW HAMPSHIRE NOR THE FACT THAT A SECURITY IS EFFECTIVELY REGISTERED OR A PERSON IS LICENSED IN THE STATE OF NEW HAMPSHIRE CONSTITUTES A FINDING BY THE SECRETARY OF STATE OF NEW HAMPSHIRE THAT ANY DOCUMENT FILED UNDER RSA 421-B IS TRUE, COMPLETE AND NOT MISLEADING. NEITHER ANY SUCH FACT NOR THE FACT THAT AN EXEMPTION OR EXCEPTION IS AVAILABLE FOR A SECURITY OR A TRANSACTION MEANS THAT THE SECRETARY OF STATE HAS PASSED IN ANY WAY UPON THE MERITS OR QUALIFICATIONS OF, OR RECOMMENDED OR GIVEN APPROVAL TO, ANY PERSON, SECURITY OR TRANSACTION. IT IS UNLAWFUL TO MAKE, OR CAUSE TO BE MADE, TO ANY PROSPECTIVE PURCHASER, CUSTOMER OR CLIENT ANY REPRESENTATION INCONSISTENT WITH THE PROVISIONS OF THIS PARAGRAPH.

NOTICE TO INVESTORS

Because of the following restrictions, prospective investors are advised to consult legal counsel prior to making any offer, resale, pledge or other transfer of our shares.

Each purchaser of the shares offered hereby will be deemed to have represented and agreed that it received a copy of this offering circular, as supplemented, and as follows (terms used herein that are defined in Rule 144A or Regulation S are used herein as defined therein):

1. The purchaser is either (A) (i) a qualified institutional buyer or a registered broker-dealer acting for the account of a qualified institutional buyer, (ii) aware, and each beneficial owner of such shares has been advised, that the sale of such shares to it is being made in reliance on Rule 144A, (iii) acquiring such shares for its own account or for the account of a qualified institutional buyer, as the case may be, and (iv) aware that such shares are "restricted securities" within the meaning of the U.S. Securities Act; or (B) purchasing, and the person, if any, for whose account it is acquiring such shares is purchasing, such shares in an offshore transaction, as such term is defined in Rule 902 under the U.S. Securities Act, in accordance with Regulation S.

2. The purchaser is aware that our shares have not been and will not be registered under the U.S. Securities Act and may not be re-offered, resold, pledged or otherwise transferred except (A) (i) to a person whom the purchaser reasonably believes is a qualified institutional buyer in a transaction meeting the requirements of Rule 144A, (ii) in an offshore transaction complying with Rule 903 or Rule 904 of Regulation S, (iii) pursuant to an exemption from registration under the U.S. Securities Act provided by Rule 144 thereunder (if available), or (iv) pursuant to an effective registration statement under the U.S. Securities Act; and (B) in accordance with all applicable securities laws of the states of the United States. **No representation can be made as to the availability of the exemption from registration under the U.S. Securities Act provided by Rule 144 thereunder for resales of our shares.**

3. The purchaser acknowledges that we, the Underwriters and others will rely upon the truth and accuracy of the foregoing representations and agreements.

AVAILABLE INFORMATION

If, at any time, we are neither subject to Section 13 or 15(d) of the U.S. Securities Exchange Act of 1934, as amended, nor exempt from reporting pursuant to Rule 12g3-2(b) under the Exchange Act, we will furnish, upon request, to any holder or beneficial owner of the shares offered hereby, or any prospective purchaser designated by any such holder or beneficial owner, the information required to be delivered pursuant to Rule 144A(d)(4) under the U.S. Securities Act. In such cases, we will also furnish to each such owner all notices of general shareholders' meetings and other reports and communications that we generally make available to shareholders.

ENFORCEMENT OF CIVIL LIABILITIES

We are a stock corporation organized under the laws of the Federal Republic of Germany. Most of our assets are located outside the United States, and all members of our management board (*Vorstand*) and supervisory board (*Aufsichtsrat*) are citizens or residents of countries other than the United States. As a result, you may not be able to effect service of process within the United States on us or such persons, or to enforce judgments of U.S. courts, including judgments predicated upon the civil liability provisions of the securities laws of the United States or any state or territory within the United States.

The United States and Germany do not currently have a treaty providing for reciprocal recognition and enforcement of judgments in civil and commercial matters. Therefore, a final judgment for the payment of money rendered by a federal or state court in the United States based on civil liability, whether or not predicated solely upon United States federal securities laws, may not be enforceable, either in whole or in part, in Germany. However, if the party in whose favor such final judgment is rendered brings a new suit in a competent court in Germany, such party may submit to the German court the final judgment that has been rendered in the United States. In the above circumstances, a judgment by a federal or state court of the United States against us or such persons will be regarded by a German court only as evidence of the outcome of the dispute to which such judgment relates, and a German court may choose to re-hear the dispute. In addition, awards of punitive damages in actions brought in the United States or elsewhere are unenforceable in Germany.

PRESENTATION OF FINANCIAL INFORMATION

Our audited consolidated financial statements as of and for the year ended December 31, 2005, including the notes thereto and including comparative figures as of and for the year ended December 31, 2004, as set forth beginning on page F-9 in this offering circular as supplemented, were prepared in accordance with the international financial reporting standards, or IFRS. Our audited consolidated financial statements as of and for the year ended December 31, 2004, including the notes thereto and including comparative figures as of and for the year ended December 31, 2003, as set forth beginning on page F-85 in this offering circular as supplemented, were prepared in accordance with generally accepted accounting principles in Germany, or German GAAP. IFRS and German GAAP differ in various material respects from each other and from generally accepted accounting principles in the United States, or U.S. GAAP. See "Management's Discussion and Analysis of Financial Condition and Results of Operations — Summary of Significant Differences between IFRS and U.S. GAAP" and note 26 to our audited consolidated financial statements as of and for the year ended December 31, 2005. Financial data included in this offering circular as supplemented relating to us is derived from our audited consolidated financial statements.

The preparation of our financial statements in accordance with IFRS requires our management to make assumptions that affect the reported amounts of assets and liabilities and the disclosure of contingencies as of the date of the financial statements and the reported amounts of sales and expenses during the period under review. Critical accounting policies require the most complex or subjective judgments, often as a result of the need to make estimates about the effects of matters that are inherently uncertain. Thus, to the extent that actual events differ from our management's estimates and assumptions, there could be a material impact on our financial statements. In applying these critical accounting policies, our management at times uses accounting estimates that require it to make assumptions about matters that are highly uncertain at the time the estimate is made or where it is reasonably likely that changes in the accounting estimate may occur from period to period that would have a material impact on the presentation of our net assets, financial condition and results of operations.

Investors should read the discussion under "Management's Discussion and Analysis of Financial Condition and Results of Operations — Factors Affecting our Results" and the corresponding notes in the financial statements section of this offering circular.

Rounding adjustments have been made in calculating some of the financial information included in this offering circular as supplemented. As a result, numerical figures shown as totals in some tables may not be exact arithmetic aggregations of the figures that precede them.

U.S. SELLING AGENTS

Morgan Stanley & Co. Incorporated, UBS Securities LLC, Dresdner Kleinwort Wasserstein Securities LLC, BNP PARIBAS Corp., HSBC Securities (USA) Inc., CA IB Securities and ABN AMRO Rothschild LLC are acting as U.S. selling agents in connection with the offering. Morgan Stanley & Co. Incorporated is a selling shareholder in the offering and an affiliate of Morgan Stanley Bank AG.

EXCHANGE RATE INFORMATION

In this offering circular as supplemented,

- "euro" and "€" refers to the single currency of the participating Member States in the Third Stage of the European Economic and Monetary Union of the Treaty Establishing the European Community, as amended from time to time; and
- "U.S. dollars," "U.S. dollar" and "$" refers to the lawful currency of the United States of America.

The following chart shows for the period from January 1, 2001 through April 7, 2006 the period end, average, high and low noon buying rates in the city of New York for cable transfers of euro as certified for customs purposes by the Federal Reserve Bank of New York expressed as U.S. dollars per €1.00.

	U.S. dollars per €1.00			
Year	**Period end**	**Average[1]**	**High**	**Low**
2001	0.8901	0.8909	0.9535	0.8370
2002	1.0485	0.9495	1.0485	0.8594
2003	1.2597	1.1411	1.2597	1.0361
2004	1.3538	1.2478	1.3625	1.1802
2005	1.1844	1.2423	1.3476	1.1667
Month				
September 2005	1.2058	1.2234	1.2538	1.2011
October 2005	1.1995	1.2022	1.2148	1.1914
November 2005	1.1790	1.1789	1.2067	1.1667
December 2005	1.1842	1.1861	1.2041	1.1699
January 2006	1.2158	1.2126	1.2287	1.1980
February 2006	1.1925	1.1940	1.2100	1.1860
March 2006	1.2139	1.2028	1.2197	1.1886
April 1 through April 7, 2006	1.2109	1.2196	1.2272	1.2109

(1) The average of the noon buying rates on the last business day of each month during the relevant one-year period and, with respect to monthly information, the average of the noon buying rates on each business day for the relevant period.

The noon buying rate of the euro on April 7, 2006 was $1.2109. The above rates may differ from the actual rates used in the preparation of the consolidated financial statements and other financial information appearing in this offering circular as supplemented.

PARTICULARS OF THE OFFERING

The offering consists of 13,038,150 of our ordinary bearer shares with no par value, each such share with a notional par value of €5.00 and with full dividend rights as of January 1, 2006, comprised of

- 4,571,430 existing shares from our holdings and
- 8,466,720 existing shares from the holdings of the other selling shareholders.

In addition, Morgan Stanley, on behalf of the Underwriters, may effect over-allotments of up to 776,953 of our shares from our holdings and of up to 1,178,770 of our shares from the holdings of Blue Elephant Holding GmbH.

The shares required in order to effect potential over-allotments are temporarily being granted to Morgan Stanley by us (up to 776,953 shares) and by Blue Elephant Holding GmbH (up to 1,178,770 shares) pursuant to a share lending agreement. Moreover, Morgan Stanley (on behalf of the Underwriters) has been granted an option, exercisable within 30 calendar days following the listing of our shares, to purchase up to an additional 15% of our shares actually placed as part of the allotment (*i.e.*, up to 1,955,723 shares) from Blue Elephant Holding GmbH (up to 1,178,770 shares) and from us (up to 776,953 shares) at the offer price less agreed commissions (the so-called Greenshoe option). The Greenshoe option may be exercised only to the extent of the over-allotment.

The shares that are the subject of this offering represent €65,190,750 (25.0%) of our share capital excluding the shares provided for over-allotments, and up to €74,969,365 (28.75%) of our share capital including the shares provided for over-allotments.

The offering period began on Friday, March 31, 2006 and ended on Friday, April 7, 2006 at 12:00 noon for retail investors (natural persons) and at 5:00 p.m. for institutional investors (all times Central European Summer Time). The price range within which offers were accepted was between €70 and €80 per share. The final offer price of €80 per share was determined on April 8, 2006, and delivery of the shares against payment of the offer price and the standard commission is expected to occur on April 12, 2006.

Our shares have been admitted to listing for trading on the official market segment (*amtlicher Markt*) of the Frankfurt Stock Exchange and simultaneously to the sub-segment thereof with additional post-admission obligations (Prime Standard). Trading in our shares is expected to commence on April 10, 2006.

PROCEEDS TO THE COMPANY

Prior to the exercise of the Greenshoe option, we will generate gross proceeds in the amount of €365.7 million from the sale of the 4,571,430 shares we are offering as part of the offering. In connection with this offering, we estimate that we will incur costs (including underwriting commissions in connection with this offering, but not including costs in connection with the Greenshoe option) in the amount of approximately €16.8 million. As a result, we estimate that we will receive net proceeds in the amount of €348.9 million from this offering.

TIMETABLE

The following is the anticipated timetable for the offering:

March 24, 2006	Approval of the offering circular by the German Federal Financial Services Supervisory Authority (*Bundesanstalt für Finanzdienstleistungsaufsicht — "BaFin"*)
March 24, 2006	Publication of the offering circular, as approved by BaFin, on our website
March 25, 2006	Announcement in the Frankfurter Allgemeine Zeitung of the publication of the offering circular
March 27, 2006	Start of marketing (roadshow)
March 30, 2006	Publication of the price range and the offering period as a supplement to the offering circular on our website immediately following approval of such supplement to the offering circular by BaFin
March 31, 2006	Notice in the *Frankfurter Allgemeine Zeitung* regarding the publication of the supplement to the offering circular specifying the price range and the offering period
March 31, 2006	Commencement of the offering period
April 6, 2006	Listing approval issued by the Frankfurt Stock Exchange
April 7, 2006	Publication of the listing approval issued by the Frankfurt Stock Exchange in the *Frankfurter Allgemeine Zeitung*
April 7, 2006	Close of the offering period for retail investors (natural persons) at 12:00 noon (CEST) and for institutional investors at 5:00 p.m. (CEST)
April 8, 2006	Determination of the offer price and allotment
April 10, 2006	Publication of the offer price in the *Frankfurter Allgemeine Zeitung*; publication of the allotment principles applied in the placement by means of a press release
April 10, 2006	Initial listing, first day of trading
April 12, 2006	Book-entry delivery of the shares against payments of the offer price and the standard commission

CAPITALIZATION

The following table shows our actual capitalization as of December 31, 2005, and our capitalization as of December 31, 2005 as adjusted for the offering proceeds (based on an offer price of €80 per share and assuming that the offering proceeds are used as described under *"Reasons for the Offering and Use of Proceeds"* in the offering circular) and for the number of our shares that we will hold upon completion of the offering (in each case prior to exercise of the Greenshoe option).

The information in the following table has been derived from our audited consolidated financial statements for the year ended on December 31, 2005 prepared in accordance with IFRS and presented in the financial section of the offering circular. This table should be read in conjunction with these audited consolidated financial statements as of and for the fiscal year ended December 31, 2005 and the notes thereto.

	As of December 31, 2005	
	Actual	Adjusted(1)
	€ millions, except for number of shares	
Financial liabilities	905.0	905.0
of which:		
long-term financial liabilities	852.0	852.0
of which secured	0	0
of which unsecured	852.0	852.0
short-term financial liabilities	53.0	53.0
of which secured	0	0
of which unsecured	53.0	53.0
guaranteed by third parties	0	0
Consolidated shareholders' equity(2)	**936.2**	**1,279.8**
Share capital	260.8	260.8
Capital provisions	59.9	143.2
Own shares, retained earnings/net earnings, translation adjustments, revenue-neutral changes in shareholders' equity	612.2	872.5
Minority equity	3.3	3.3
Capitalization (total)(3)	**1,841.2**	**2,184.8**
Number of shares of the Company	52,152,600	52,152,600
Number of own shares held by the Company	7,823,000	3,251,570

(1) As of December 31, 2005, assuming the offering proceeds are used as described under *"Reasons for the Offering and Use of Proceeds"* in the offering circular.

(2) The increase in consolidated shareholders' equity reflects the offering proceeds from the sale of our own shares less the cost incurred by us in connection with the offering and anticipated taxes.

(3) Capitalization comprises the sum of our financial liabilities and our consolidated shareholders' equity.

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WACKER

Offering Circular

for the public offering of

a to-be-determined maximum number of ordinary bearer shares
with no par value from the holdings of Wacker Chemie AG,
which will be announced in a supplement to this offering circular,

a to-be-determined maximum number of ordinary bearer shares
with no par value from the holdings of the other selling shareholders,
which will be announced in a supplement to this offering circular,

and of

a to-be-determined maximum number of ordinary bearer shares with no par value from the holdings of Wacker Chemie AG, which will be announced in a supplement to this offering circular, and a to-be-determined maximum number of ordinary bearer shares with no par value from the holdings of Blue Elephant Holding GmbH, which will be announced in a supplement to this offering circular, each in connection with a potential over-allotment

and

for admission to the official market segment (*amtlicher Markt*) of the Frankfurt Stock Exchange (*Frankfurter Wertpapierbörse*) with simultaneous admission to the sub-segment of the official market with further post-admissions obligations (Prime Standard) of the Frankfurt Stock Exchange of

52,152,600 ordinary bearer shares with no par value (total share capital)

— each with a notional par value of €5.00 per
share and carrying full dividend rights as of January 1, 2006 —

of

WACKER CHEMIE AG

Munich, Germany

International Securities Identification Number (ISIN): DE000WCH8881
German Securities Code (WKN): WCH888
Common Code: 024679608

Global Coordinators and Joint Bookrunners

Morgan Stanley **UBS Investment Bank**

Retail Coordinator and Joint Lead Manager

Dresdner Kleinwort Wasserstein

Co-Lead Managers

BNP PARIBAS **HSBC Trinkaus & Burkhardt** **HVB Corporates & Markets**

Co-Managers

ABN AMRO Rothschild **Bayerische Landesbank**

March 24, 2006

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Table of Contents

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Summary

The following summary should be read as an introduction to this offering circular. You should base any decision to invest in our shares by considering this offering circular as a whole, due to the significantly more detailed information contained in other parts of this offering circular (including the financial section).

Wacker Chemie AG, Munich, (the "Company" and together with its subsidiaries on a consolidated basis, unless the context otherwise requires, "we," "us" or "our"), Morgan Stanley Bank AG, Frankfurt/Main ("Morgan Stanley"), UBS Limited, London ("UBS Investment Bank" and, together with Morgan Stanley, "Global Coordinators"), and Dresdner Bank AG, Frankfurt/ Main, BNP PARIBAS, Paris, HSBC Trinkaus & Burkhardt KGaA, Düsseldorf, Bayerische Hypo- und Vereinsbank AG, Munich, ABN AMRO Bank N.V. and NM Rothschild & Sons Limited (trading together as ABN AMRO Rothschild, an unincorporated equity markets joint venture), London, and Bayerische Landesbank, Munich (together with the Global Coordinators, the "Underwriters"), accept, in accordance with Section 5, paragraph 2, sentence 3, No. 4 of the German Securities Prospectus Act (Wertpapierprospektgesetz), responsibility for the content of this summary and can only be held liable for the contents of this summary if it is misleading, inaccurate or inconsistent when read together with the other parts of this offering circular. Under the national legislation of the individual member states of the European Economic Area, if a claim relating to the information contained in this offering circular is brought before a court, the plaintiff may have to bear the costs of translating this offering circular before the legal proceedings are initiated.

Overview

We are a global chemical group that has gained leading market positions in most of our markets by offering a broad range of technologically advanced specialty products with potential to add substantial value to a wide range of business sectors and industries.

Our main business is the production and transformation of silicon into a variety of inorganic products for high-tech applications. Our products are in demand in a number of high-growth end markets, such as the markets for solar power, electronic goods, pharmaceuticals and personal hygiene products. As a producer of silicone and polymer products, we also enjoy a strong market position as a supplier to the construction and automotive industries. We meet the specific demands of our customers by focusing on application-oriented development and customer-oriented solutions, which form the basis of our high profitability. Due to the largely inorganic nature of our products, we are less dependent on the price of oil than other companies in the chemical industry that are dependent on organic materials.

We market and sell over 3,500 products to more than 3,500 customers in more than 100 countries and have a well-established global presence. We operate 22 production facilities throughout the world and have subsidiaries and sales offices in over 28 countries in Europe, the Americas and Asia, including an established presence in China. We believe that our products have potential to add substantial value because they increase the performance of our customers' end products. In 2005, our largest single customer accounted for 4.3% of our sales.

We operate through five business divisions (*Geschäftsbereiche*): WACKER SILICONES, WACKER POLYMERS, WACKER POLYSILICON, WACKER FINE CHEMICALS and SILTRONIC. Each of our business divisions develops, manufactures and sells a wide range of innovative, highly specialized products that often enjoy leading market positions.

WACKER SILICONES (approximately 39% of Group sales in fiscal year 2005) is one of the world's largest producers of silicone products, with more than 3,000 highly customized, innovative products.

WACKER POLYMERS (approximately 17% of Group sales in fiscal year 2005) is a leading producer of highly developed binders and polymer additives.

WACKER FINE CHEMICALS (approximately 4% of Group sales in fiscal year 2005) produces both customized and standard products in the fine chemicals sector, based on advanced chemical and biochemical processes.

WACKER POLYSILICON (approximately 5% of Group sales in fiscal year 2005) is one of the world's leading producers of hyperpure polysilicon for use in the semiconductor and solar power industries.

SILTRONIC (approximately 33% of Group sales in fiscal year 2005) is one of the world's largest producers of hyperpure silicon wafers to the semiconductor industry and is the most important supplier to the majority of leading semiconductor manufacturers.

In fiscal year 2005, we generated sales of €2,756 million compared to €2,504 million in fiscal year 2004. As of December 31, 2005, we had 14,434 employees compared to 14,688 as of December 31, 2004.

Competitive Strengths

We believe that we benefit from the following competitive strengths, which offer an outstanding basis for future growth:

- ***Leading market positions in attractive market segments.*** We hold leading market positions in many attractive market segments. In each of our five business divisions, the vast majority of our revenue is generated in markets in which, based on our own market data, we are among the three leading companies in terms of sales in a number of strategically particularly important business units and products we are a clear market leader.
  - WACKER SILICONES was the world's third largest producer of silicone products and the worldwide market leader for silicone in the building protection sector in 2005 (*Source: Research by Bowrey Consulting and Wacker Group estimates*).
  - WACKER POLYMERS was the world's largest producer of redispersible powders, construction dispersions and chewing gum base in 2005 (*Source: Research by AC Treuhand and Wacker Group estimates*).
  - WACKER FINE CHEMICALS, according to our own estimates, is the world's largest producer of cyclodextrin and acetylacetone.
  - WACKER POLYSILICON is the world's second largest producer of polysilicon and the market leader for polysilicon applications in the solar power industry (*Source: Research by SEMI and Wacker Group estimates*).
  - SILTRONIC is the world's third largest producer of silicon wafers and the world market leader in certain segments of the wafer market, such as wafers produced for PowerMOS applications (*Source: Research by Gartner and Wacker Group estimates*).
- ***Global company with a growing presence in Asia.*** We are present in every important geographic market for specialty chemicals and highly developed materials. We operate 22 production facilities throughout the world and have subsidiaries and sales offices in more than 28 countries. We are focused on high-growth regions and have an established presence in Asia, and in particular in China.
- ***Relatively limited exposure to oil and raw material prices.*** Most of our production is not dependent on petrochemical raw materials. Larger quantities of petrochemical raw

materials are only needed by our WACKER POLYMERS business division. Ethylene and methanol, our most important raw materials that are sensitive to oil and energy prices, each constituted 10% and 11% of our total material costs in 2004 and 2005, respectively, which totaled €859 million in 2004 and €969 million in 2005. In addition, we operate two power generation units that supply all of the energy required by our largest production site in Burghausen. With regard to our products, we also indirectly benefit from high oil prices since our WACKER POLYSILICON business division is a supplier to the solar power industry.

- ***Advantageous cost structure.*** We are focused on maintaining our competitive cost structures in each of our five business divisions and continuously carry out a number of projects to optimize our production costs. In this respect, we profit from unique integrated production processes at our production facilities, in particular in Burghausen, which creates significant cost advantages. Our successful restructuring of SILTRONIC, which improved SILTRONIC's EBIT by €106.5 million in fiscal year 2005 as compared to the prior year, is proof of our sustained cost management. A further key element in controlling investment costs are joint ventures which, along with the maximization of synergies, permit further controlled and focused expansion in new growth markets.
- ***Our focus on technology increases demand for our products and customer loyalty.*** We believe we have been able to establish ourselves as a technology leader in many of our business areas by focusing on research and development, and resulting technological advantages. Many of our products offer substantial technological advantages over mass-manufactured products commonly used for the same purposes, which has resulted in significant market potential for the use of a number of our products as substitutes in certain applications.
- ***High barriers to market entry.*** Our business divisions typically only have a limited number of competitors and our markets are characterized by the following high barriers to entry.
  - — Many of our products require a high degree of technological know-how;
  - — New products are often developed in close collaboration with customers based on their detailed specifications, which encourages the development of long-term customer relationships;
  - — A number of our production processes and products also require official permits from building, food or other regulatory authorities; and
  - — Investments required for high-volume chemical products and silicon wafers production facilities are high and related investments can typically only be made by established manufacturers.

Strategy

In order to sustain our profitable growth, we focus on a wide variety of opportunities in each of our business divisions.

- ***Expand in attractive growth markets.*** The strategic objective of each of our business divisions, in particular in areas where we already enjoy leading market positions and substantial technological know-how, is to focus on investments in product markets that offer strong growth potential. Examples include:
  - — WACKER SILICONES intends to make substantial investments in production facilities for siloxane, the key basic material for the manufacture of silicone products that is currently in shortage of supply worldwide due to limited production capacities.

— WACKER POLYSILICON is expanding its production capacity for polysilicon, a product currently in high demand, in particular by the solar power industry, by building a new production facility in Burghausen.

— SILTRONIC is demonstrating its commitment to 300 mm silicon wafers as the growth engine for the wafer market through its new production facility in Freiberg and its planned joint venture with Samsung Electronics Co., Ltd. for the construction of a new production facility in Singapore.

- ***Capitalize on our technological lead.*** We believe our diversified product portfolio includes a number of products, such as silicone elastomers and redispersible powders, that offer significant technological advantages over our competitors' products and therefore have significant potential to serve as substitutes in various applications. By focusing on technologically advantageous products that offer high substitution potential and by continuing to introduce newly developed products into the market, we intend to grow our sales at a rate higher than that of the general chemical products market.

- ***Focus on geographic regions with strong growth potential.*** We are a global company with a strong market presence in every economic region of the world and with production facilities in Europe, Asia and the Americas. We anticipate that Asia, in particular China, will continue to grow at above-average rates in the next few years. We already have a presence in China through our production facilities and sales offices and plan to expand our business activities there significantly.

- ***Further increase of profitability.*** We intend to further increase our profitability, while making substantial capital expenditures for future growth. We believe that the foundations for this growth will be our leading market positions across many areas, technological leadership, wide specialized product offering, long-term customer relationships and stringent cost discipline. Targeted measures, such as the high-priority expansion of existing production capacity, our collaboration with joint venture partners and the participation of our customers in financing new production facilities, should enable us to further decrease our investment costs. Many of our specialized products are customized to the detailed specifications of our customers. For this reason, and due to the importance of these products to our customers, these products are subject to less pricing pressure and therefore enjoy more stable profit margins. The same also applies to our commodity-type products for which there is currently a shortage of supply, such as siloxane and polysilicon.

Additional Important Information on the Company

Management Board	Dr. Peter-Alexander Wacker (Chairman of the Management Board), Dr. Rudolf Staudigl, Dr. Joachim Rauhut and Auguste Willems.
Auditors	KPMG Deutsche Treuhand-Gesellschaft Aktiengesellschaft Wirtschaftsprüfungsgesellschaft, Ganghoferstr. 29, 80339 Munich, a member of the German Chamber of Accountants and Auditors (*Wirtschaftsprüfungskammer*).
Share capital and shares	The share capital of Wacker Chemie AG equals €260,763,000.00, divided into 52,152,600 bearer shares, with no par value, each with a notional par value of €5.00 per share, each with dividend rights and carrying one vote at the Company's general meeting.

Certain relationships and related party transactions ....

In 2005, Blue Elephant Holding GmbH acquired an interest of 44.4% in Wacker-Chemie GmbH from Hoechst AG. Blue Elephant Holding GmbH and companies affiliated with the Morgan Stanley group (some acting on their own behalf, some on behalf of third parties) maintain contractual relationships which served the purpose of financing this acquisition. Blue Elephant Holding GmbH will repay the financing with its share of the proceeds from the offering. In August 2005, Wacker-Chemie GmbH purchased 15% of its own shares from Blue Elephant Holding GmbH and Morgan Stanley & Co. Inc. at a purchase price of €142.6 million.

Summary of the Offering

Offering ....

The offering consists of a public offering in the Federal Republic of Germany and international private placements in certain jurisdictions outside the Federal Republic of Germany of a to-be-determined maximum number of shares of Wacker Chemie AG (plus potential over-allotments of a to-be-determined maximum number of shares of Wacker Chemie AG), which will be announced in a supplement to this offering circular.

We and the other Selling Shareholders, jointly with the Global Coordinators, reserve the right to increase or reduce the number of shares offered.

In the United States of America, our shares will be offered for sale to qualified institutional buyers as part of a private placement in reliance on Rule 144A of the U.S. Securities Act 1933, as amended, or the U.S. Securities Act. Outside the United States, our shares will be offered in reliance on Regulation S under the U.S. Securities Act.

Offered shares ....

The offering consists of a to-be-determined maximum number of ordinary bearer shares with no par value, which will be announced in a supplement to this offering circular, each such share with a notional par value of €5.00 and with full dividend rights as of January 1, 2006.

A to-be-determined maximum number of our offered shares, which will be announced in a supplement to this offering circular, are from the holdings of the Company, and a to-be-determined maximum number of the offered shares, which will be announced in supplement to this offering circular, are from the holdings of the other Selling Shareholders.

Furthermore, over-allotments for a to-be-determined maximum number of shares in the Company from the holdings of the Company and from the holdings of Blue Elephant GmbH, which will be announced in a supplement to this offering circular, may be effected.

Offering period	The offering is expected to begin on Friday, March 31, 2006, and end on Friday, April 7, 2006. We expect to publish the start and end dates of the offering period, during which investors will have the opportunity to submit offers to purchase the shares, and the price range, among other things, in the form of a supplement to this offering circular. Purchase orders may be cancelled prior to the end of the offering period at any time free of charge. On the last day of the offering period, retail investors will be able to submit offers to purchase shares until 12:00 p.m. (Central European Summer Time), and institutional investors will be able to submit offers to purchase shares until 5:00 p.m. (Central European Summer Time). Until the last day of the offering period, we and the other Selling Shareholders, together with the Global Coordinators, reserve the right to amend the conditions of the offering until the last day of the offering period. To the extent that the terms of this offering are amended, such amendment will be published by means of electronic media (such as Reuters or Bloomberg) and, if required pursuant to the German Securities Trading Act (*Wertpapierhandelsgesetz*) or the German Securities Prospectus Act (*Wertpapierprospektgesetz*), as an ad-hoc announcement and as a supplement to this offering circular. Investors who have submitted offers will not be notified individually.
Selling Shareholders	Wacker Chemie AG (own shares), Blue Elephant Holding GmbH and Morgan Stanley & Co. Inc. The Chairman of the Management Board of the Company, Dr. Peter-Alexander Wacker, holds a majority of capital and voting rights in Blue Elephant Holding GmbH.
Global Coordinators and Joint Bookrunners	Morgan Stanley Bank AG, Frankfurt/Main UBS Limited, London
Retail Coordinator and Joint Lead Manager	Dresdner Bank AG, Frankfurt/Main
Co-Lead Managers	BNP PARIBAS, Paris HSBC Trinaus & Burkhardt KGaA, Düsseldorf Bayerische Hypo- und Vereinsbank AG, Munich
Co-Managers	ABN AMRO Bank N.V. and NM Rothschild and Sons Limited, London Bayerische Landesbank, Munich
Price range, offer price	We will publish the price range, within which offers may be submitted, as well as the offering period in the form of a supplement to the offering circular, on our website prior to the start of the offering period. Such supplement will also be available in printed form from us, the Underwriters, and

	the listing department of the Frankfurt Stock Exchange at no charge during regular business hours. A notice of publication of the supplement will appear in the *Frankfurter Allgemeine Zeitung*, at the earliest, one business day following such publication. We expect to determine the offer price together with the other Selling Shareholders and the Global Coordinators through an order book prepared on the basis of a book-building process. This book-building process will be based on the price range to be published in a supplement prior to the start of the offering period. The price will be determined on the basis of the offers compiled in the so-called order book, which were submitted by investors during the offering period. The offer price will then be published by means of an ad-hoc announcement on an electronic information system and on our website. The offer price will be published at the earliest in the *Frankfurter Allgemeine Zeitung* on the next business day. Should the placement volume prove to be insufficient to satisfy all the orders placed at the offer price, the Underwriters reserve the right to reject orders or accept orders in part only.
Listing	We intend to apply for admission of all of our shares to trading on the official market segment with simultaneous admission to the sub-segment with further post-admission obligations (Prime Standard) of the Frankfurt Stock Exchange during the week of March 27, 2006, which is expected to be the last day of the offering period. We expect admission to occur on the last business day of the offering period and the initial listing to take place one stock exchange business day following expiration of the offering period, which we expect to occur on April 10, 2006.
Delivery, settlement	We expect that the offered shares will be delivered against payment of the offer price to take place two banking days following listing, which we expect to occur on April 12, 2006.
Over-allotment/stabilization	In connection with the offering, over-allotments and so-called stabilization measures may be effected to the extent permitted by law.
Greenshoe option	In connection with a potential over-allotment, Blue Elephant Holding GmbH and the Company will grant Morgan Stanley (on account of the Underwriters) shares in the Company (each in a to-be-determined maximum amount, which will be published in a supplement to this offering circular) pursuant to a share lending agreement. In addition, Morgan Stanley (on behalf of the Underwriters) shall have the option to acquire additional shares in the Company from Blue Elephant Holding GmbH (in to-be-determined maximum amount, which will be published in a supplement to this offering circular) and

	from the Company (in a to-be-determined maximum amount, which will be published in a supplement to this offering circular) at the offer price, exercisable until the 30th calendar day following the listing of the shares.
General allotment criteria	We, the other Selling Shareholders, and the Underwriters will adhere to the "Principles for the Allotment of Share Issues to Retail Investors" (*Grundsätze für die Zuteilung von Aktienemissionen an Privatanleger*) issued on June 7, 2000, by the Stock Exchange Commission of Experts (*Börsensachverständigen-Kommission*) of the German Federal Ministry of Finance (*Bundesministerium der Finanzen*).
Preferential allotment	We plan to allot shares on a preferential basis as follows: In connection with the preferential allotment, our employees in Germany (excluding members of the executive board, supervisory board and the senior management body) will be given the opportunity to purchase shares in a value of up to €5,000 per person (rounded off to the next whole share) on a preferential basis at the offer price (in total, this allows for a preferential allotment of shares of a total value of up to approximately €58 million).
	In addition, selected senior managers of our Group will be given the opportunity to purchase shares of a value of up to €50,000 (rounded off to the next whole share) at the offering price on a preferential basis (in total, this allows for a preferential allotment of shares in a total value of up to approximately €1.2 million). The members of our management board and our supervisory board will be given the opportunity to purchase shares in a value of up to €500,000 (rounded off to the next whole share) at the offering price on a preferential basis (in total, this allows for a preferential allotment of shares in a total value of up to approximately €10 million).
	The respective employees and members of our governing bodies shall be eligible, as long as an employment relationship with us exists, for a discount of a total of €135, subject to the respective regulations regarding the tax-free provision of shares to employees. If certain designated employees subscribe to our shares up to an amount of €500 (calculated based on the offering price), they will be entitled to receive those shares at a discount to the offer price, which is reduced on a pro rata basis according to the number of shares subscribed to.
	Our respective employees and board members shall sign covenants to abstain from selling the shares purchased under the preferential allotment until October 31, 2006.
Market protection agreement/ Lock-up	Subject to certain exceptions, in particular concerning the issuing of shares to our employees as well as acquisitions, investments and joint ventures, and provided that certain

	prerequisites are met, we have undertaken, for a period of six months following the initial listing of our shares on the Frankfurt Stock Exchange, to neither directly nor indirectly offer, sell or otherwise dispose of our shares, announce such sale or take or initiate other measures with the same economic effect as a disposal, and to not announce or effect a capital increase from approved capital, not submit to the shareholders meeting a motion for the adoption of a capital increase and not sell any of our own shares, without the prior written consent of the Global Coordinators. Subject to certain exceptions, the other Selling Shareholders and Dr. Alexander Wacker Familiengesellschaft mbH have undertaken, for a period of six months following the initial listing of our shares on the Frankfurt Stock Exchange, to neither directly nor indirectly offer, sell or otherwise dispose of our shares, announce such sale or take or initiate other measures with the same economic effect as a disposal, without the prior written consent of the Global Coordinators.
Offering costs/Use of proceeds . . .	Since the costs incurred by us in connection with the offering depend on the total number of shares placed and the offer price, which determine the amount of applicable commissions, we cannot reliably predict the costs of the offering at present. We estimate that our costs, excluding the commissions of the Underwriters, will amount to between €4 million and €6 million. We will publish an estimate of total costs in connection with the offering including commissions along with the supplement to this offering circular, in which the price range will be announced. We will receive the net proceeds from the offering, i.e. the gross proceeds from the sale of the ultimately placed own shares minus the portion of the total costs of the offering to be borne by us. We intend to use the net proceeds from the offering to finance our planned investments in growth. We will focus these investments mainly on the expansion of production capacities in Zhangjiagang in the WACKER SILICONES business division, for the construction of a new production facility for polysilicon in Burghausen in the WACKER POLYSILICON business division and on the expansion of capacities for the production of 300 mm wafers (in Burghausen and Freiberg by optimizing existing production processes, and the planned joint venture with Samsung Electronics Co., Ltd. in Singapore) in the SILTRONIC business division. The amount of the gross proceeds from the offering and sale of the shares in connection with this offering depends on the number of shares offered and actually placed, as well as the determined offer price. We expect gross proceeds in the amount of at least €250 million, however,

we will be able to publish an estimate of gross proceeds from the offering only in the supplement to this offering circular, in which the price range will be announced.

The other Selling Shareholders shall receive all proceeds from the sale of the existing shares (minus commissions and costs) sold by the other Selling Shareholders.

International Securities Identification Number (ISIN)	DE000WCH8881
German Securities Code (WKN)	WCH888
Common Code	024679608
Trading symbol	WCH

Summary Consolidated Financial Information and Operating Data

The summary of financial information below is derived from our audited consolidated financial statements as of and for the years ended on December 31, 2003, 2004 and 2005, which are presented in the financial section of this offering circular. Our consolidated financial statements as of and for the year ended on December 31, 2005 were prepared using the cost of sales method (*Umsatzkostenverfahren*) on the basis of the International Financial Reporting Standards ("IFRS"). Our consolidated financial statements as of and for the years ended on December 31, 2003 and 2004 were prepared using the costs of sales method in accordance with the German Commercial Code (*Handelsgesetzbuch — HGB*) ("German GAAP"). Since fiscal year 2005, we have been preparing our consolidated financial statements in accordance with IFRS; our IFRS compliant consolidated opening balance sheet was prepared as of January 1, 2004 (our transition date according to IFRS 1). We prepared our first IFRS compliant consolidated financial statements as required under IFRS 1 for the year ended on December 31, 2005. Accordingly, we have also changed from German GAAP to IFRS for our external reporting since fiscal year 2005.

KPMG Deutsche Treuhand-Gesellschaft Aktiengesellschaft Wirtschaftsprüfungsgesellschaft ("KPMG") audited and issued an unqualified auditors' opinion with respect to our consolidated financial statements for the year ended on December 31, 2005, prepared in accordance with IFRS (the "IFRS consolidated financial statements"), and each of our consolidated financial statements for the years ended on December 31, 2003 and December 31, 2004 prepared in accordance with German GAAP (the "German GAAP consolidated financial statements").

All IFRS compliant financial data contained in this offering circular are derived from our IFRS consolidated financial statements, which contain the audited figures for the fiscal year ended on December 31, 2005 and comparable figures for the fiscal year ended on December 31, 2004. The IFRS rules differ in several significant respects from U.S. GAAP and German GAAP.

The German GAAP compliant financial data contained in this offering circular are derived from the audited German GAAP consolidated financial statements. Only the financial data for the fiscal years ended on December 31, 2003 and December 31, 2004 prepared in accordance with German GAAP can be compared, and the IFRS compliant financial data for the fiscal years ended on December 31, 2004 and December 31, 2005. Therefore, the following selected financial information should not be read in a continuous sequence. You should take into account that the financial data for the fiscal year ended on December 31, 2003 was prepared exclusively according to German GAAP and the financial data for the fiscal year ended on December 31, 2005 was prepared exclusively according to IFRS. Financial data prepared in accordance with German GAAP and financial data prepared in accordance with IFRS are not comparable.

Financial data prepared according to German GAAP and financial data prepared according to IFRS are not comparable.

	For the fiscal year ended December 31,(*) (€ millions)			
	2003	2004		2005
	German GAAP	German GAAP	IFRS	IFRS
Selected Data from Our Consolidated Income Statement				
Sales	**2,467,6**	**2,542.8**	**2,504.3**	**2,755.7**
Costs of goods sold	(1,941.4)	(1,906.7)	(1,982.3)	(2,107.6)
Gross profit from sales	**526.2**	**636.1**	**522.0**	**648.1**
Selling expenses	(293.1)	(295.1)	(206.1)	(211.2)
Research and development	(151.7)	(151.5)	(150.6)	(146.9)
General administration expenses	(104.5)	(93.6)	(88.5)	(88.8)
Other operating income	169.4	194.2	143.9	179.7
Other operating expenses	(205.1)	(94.8)	(121.5)	(128.1)
Operating result	**(58.8)**	**195.3**	**99.2**	**252.8**
Investment result (German GAAP)	22.8	11.2	n/a	n/a
Financial result (German GAAP)	(36.5)	(36.8)	n/a	n/a
Equity result (IFRS)	n/a	n/a	2.0	(0.3)
Other investment result (IFRS)	n/a	n/a	9.2	8.4
Interest result (IFRS)	n/a	n/a	(36.5)	(34.9)
Other financial result (IFRS)	n/a	n/a	(11.1)	(7.5)
Limited partnership interests relating to minorities (IFRS)	n/a	n/a	(11.8)	(11.5)
Pre-tax result/Results from ordinary business operations	**(72.5)**	**169.7**	**51.0**	**207.0**
Income tax	(22.9)	(90.2)	(62.4)	(63.1)
Result from continuing operations	n/a	n/a	(11.4)	143.9
Result from discontinued operations	n/a	n/a	27.7	0.0
Net profit/loss	**(95.4)**	**79.5**	**16.3**	**143.9**
Minority interests	14.9	(11.2)	(0.2)	0.3
Consolidated result/Result owed to Wacker Chemie AG Shareholders	**(80.5)**	**68.3**	**16.1**	**144.2**

(*) The amounts in the columns may not add up due to rounding differences.

	For the fiscal year ended December 31,(*) (€ millions, unless otherwise stated)			
	2003	2004		2005
	German GAAP	German GAAP	IFRS	IFRS
Selected Data from our Consolidated Balance Sheet				
Intangible assets	17.3	18.4	18.5	16.2
Property, plant and equipment	1,518.7	1,494.9	1,831.1	1,819.1
Financial assets	92.7	77.4	1.5	1.5
Other long-term assets(1)	n/a	n/a	104.2	100.9
Long-term assets	**1,628.7**	**1,590.7**	**1,955.3**	**1,937.7**
Inventories	395.5	366.1	366.9	382.0
Trade receivables	333.7	332.7	340.4	420.2
Cash and cash equivalents	23.4	24.7	24.7	34.7
Other current assets(2)	123.8	140.8	128.1	109.9
Current assets	**876.4**	**864.3**	**860.1**	**946.8**
Total assets	**2,505.1**	**2,455.0**	**2,815.4**	**2,884.5**
Equity	626.6	678.6	912.1	936.2
Financial liabilities	995.7	851.4	872.3	905.0
Provisions for pensions	274.4	282.3	336.3	352.1
Other provisions and accruals	363.9	372.4	271.4	247.4
Other liabilities(3)	244.5	270.3	423.3	443.8
Total liabilities and shareholders' equity	**2,505.1**	**2,455.0**	**2,815.4**	**2,884.5**
Selected Data from our Statements of Cashflows				
Cashflow from operating activities	340.7	366.4	367.4	452.9
Cashflow from investing activities	(331.8)	(229.0)	(220.2)	(297.1)
Cashflow from financing activities	(13.4)	(135.2)	(145.0)	(148.1)
Change in cash and cash equivalents	(7.2)	1.3	1.3	10.0
Selected Operational Data				
EBIT(4), (9)	(36.0)	206.5	110.4	260.9
EBITDA(5), (9), (10)	384.8	518.5	447.3	608.5
Net borrowings(6)	972.3	826.7	847.6	870.3
Net Working Capital(7)	553.9	496.2	502.1	585.8
Personnel expenses	925.8	885.4	881.8	867.8
Depreciation/ reversed depreciation of property, plant and equipment, financial assets and intangible assets(10)	420.8	312.0	336.9	347.6
Capital expenditures(8), (10)	331.7	365.4	364.5	296.8

(*) The amounts in the columns may not add up due to rounding differences.

(1) Sum of Interests valued at equity, Long-term financial assets, Other long-term assets and Deferred tax assets.

(2) Sum of Other short-term assets and Tax receivables.

(3) Sum of Current and Long-term liabilities excluding Financial liabilities, Provisions for pensions and similar obligations, and Other provisions and accruals.

(4) In accordance with German GAAP, EBIT (Earnings Before Income and Taxes) is the net profit/net loss for the respective fiscal year before interest and other financial income/expenses and taxes on income. In accordance with IFRS, EBIT is the net result of ongoing business operations for the respective fiscal year before interest and other financial income/expenses, limited partnership interest relating to minorities, and taxes on income. See footnote 9 on how to calculate EBIT. We report EBIT because our management board considers it a useful parameter for the assessment of our business performance. In the fiscal years ended on December 31, 2004 and 2005, the effects of the

completion of disposals and the effects from the restructuring of our SILTRONIC business division and extraordinary write-downs have contributed to the EBIT pursuant to IFRS:

	For the fiscal year ended December 31,	
	2004	2005
	(€ millions)	
Special effects of the completion of disposals	—	32.7
Restructuring/impairment charges SILTRONIC(*)	(16.6)	4.0

(*) Includes the reversal of restructuring provisions in 2005 and impairments of intangible assets in 2004 and 2005.

(5) EBITDA is EBIT before depreciation/reversed impairments of property, plant and equipment, financial assets and intangible assets. The depreciation/reversed impairments of property, plant and equipment, financial assets and intangible assets is shown in Note 5 to the IFRS consolidated financial statements, and Notes 11, 12 and 13 to the German GAAP consolidated financial statements. See footnote 9 on how to calculate EBITDA. We report EBITDA because our management board considers it a useful parameter for the assessment of our business performance. In the fiscal years ended on December 31, 2004 and 2005, the effects of the completion of disposals as well as the effects of the restructuring of our SILTRONIC business division contributed as follows to EBITDA determined in accordance with IFRS:

	For the fiscal year ended December 31,	
	2004	2005
	(€ millions)	
Special effects of the final winding up of disposals	—	32.7
Restructuring/impairment charges SILTRONIC(*)	(10.3)	14.3

(*) Includes the same effects as in footnote 4, except for the depreciation of real estate and fixed assets in 2005 and the depreciation of Wasserburg in 2004 and 2005.

Our reported EBIT and EBITDA are not ratios defined by German GAAP or IFRS. The EBIT and EBITDA reported by us in the above form is not necessarily comparable with ratios of a similar name published by other companies.

(6) Financial liabilities minus cash and cash equivalents.

(7) Sum of inventories and trade receivables minus short-term trade payables (due within one year).

(8) Increases to intangible assets and property, plant and equipment in accordance to the investment schedule set forth in Note 5 to the IFRS consolidated financial statements, and Notes 11 and 12 to the German GAAP consolidated financial statements.

(9) The following table shows the reconciliation of the result for the period to EBIT and EBITDA for the respective years:

	For the fiscal year ended December 31,(*) (€ millions, unless otherwise stated)			
	2003	2004		2005
	German GAAP	German GAAP	IFRS	IFRS
Net profit/loss/Result from continuing operations	(95.4)	79.5	(11.4)	143.9
Income tax	22.9	90.2	62.4	63.1
Interest and other financial result (German GAAP)	36.5	36.8	n/a	n/a
Interest result (IFRS)	n/a	n/a	36.5	34.9
Other financial result (IFRS)	n/a	n/a	11.1	7.5
Limited partnership interests relating to minorities (IFRS)	n/a	n/a	11.8	11.5
EBIT	**(36.0)**	**206.5**	**110.4**	**260.9**
Depreciation minus reversed impairments(10)	420.8	312.0	336.9	347.6
EBITDA	**384.8**	**518.5**	**447.3**	**608.5**

(10) In each case, only with regard to continuing operations.

Summary of Risk Factors

Before deciding to purchase our shares, you should carefully consider certain risks. The following is an overview of some of these risks.

- Our business is exposed to the volatile and cyclical nature of the worldwide markets and specific industries we serve in these markets. The business environment in which we operate is characterized by intense competition and, at times, substantial declines in prices and significant customer bargaining power. We cannot guarantee that the growth in our markets will continue.
- We make significant investments in the expansion and upgrading of our existing production capacities and in research and development. These investments may not be successful for a variety of reasons.
- Due to the international nature of our business, our business is exposed to exchange rate fluctuations, and economic, political and other risks.
- Our production facilities are exposed to operational and accident risks. We are limited in our ability to adjust the quantities of intermediate products that we produce since our production facilities can only make limited adjustments in the quantities of products they produce.
- We are subject to a broad range of environmental requirements and may be held liable for any failure to comply with them or for the cost of rehabilitating contaminated sites. The areas in which we operate are highly regulated, and new regulations that affect our business operations could significantly increase our operating costs.
- We are exposed to changes in raw material and energy prices.
- We face risks in connection with our strategic joint ventures and joint undertakings.
- For certain raw and auxiliary materials we require, we must rely on a limited number of suppliers. In this and other contexts, we face risks related to long-term contracts.
- Our products may not satisfy the customers' quality demand or may be defective or hazardous. The products we offer might be superceded by new or improved products or materials.
- We rely on our ability to recruit and retain qualified employees and to maintain good relationships with our employees. Our pension obligations may substantially exceed the provisions we have accrued for such obligations.
- We may not be able to adequately protect our intellectual property and know-how. In addition, we may infringe upon third-party intellectual property.
- German corporate income and trade taxes levied on us could increase as a result of our ongoing and future tax audits and potential changes in German tax regulations.

- We cannot guarantee that we or our affiliates will not have to repay investment subsidies or other grants that we or our affiliates have received, or that subsidies or grants that have already been approved will be paid out at all or in full.
- We face risks relating to antitrust laws.
- Our shares have never been publicly traded, and we cannot guarantee that an active public trading market will develop. The price of our shares could be volatile and decrease as a result of sales of our shares by our current shareholders or due to other factors.
- We cannot rule out that the interests of the affiliated companies controlled by the Wacker family and the interests of the representatives of the Wacker family on our management and supervisory boards, will differ from the interests of our other shareholders.

Risk Factors

Before deciding to purchase our shares, you should carefully read and consider the following risks and any other information contained in this offering circular. The occurrence of one or more of these risks may, alone or together with other circumstances, seriously impact our business and have a material adverse effect on our net assets, financial condition and results of operations. The order in which the following risks are presented is not intended to be an indication of the probability of their occurrence or the magnitude of their potential effects. Additional risks that are not known to us at this time, or that we consider to be immaterial, based on our regular risk assessment, could significantly impair our business activities and have a material adverse effect on our net assets, financial condition and results of operations. The risks that our businesses face could also lead to our expectations with regard to risks or other forward-looking statements being inaccurate. If any of the following risks materialize, the market price of our shares could fall and you could lose all or part of your investment.

Risk Factors Relating to Our Industry

We are exposed to the volatile and cyclical nature of the worldwide chemical, polysilicon and semiconductor markets and the specific industries we serve in these markets.

We and each of our business divisions are exposed to the economic cycles and volatility of the markets our business divisions serve. This exposure arises not only from the respective market segments that our business divisions serve, such as the silicone market for our WACKER SILICONES business division, the polysilicon market for our WACKER POLYSILICON business division and the semiconductor market for our SILTRONIC business division, but also from the cyclical and volatile nature of the specific industries that our business divisions supply. The resulting impact on our business can vary considerably. A downturn affecting the major industries we serve generally leads to weaker sales and falling prices of the products we sell to those industries. This is often exacerbated by the fact that production capacities and related costs, both ours and those of our competitors, cannot easily be reduced or otherwise adapted to a decline in demand.

Recently, some of the markets we serve were stagnating or even declining, and the transitions from periods of market growth to periods of market decline have sometimes been extremely abrupt. One industry that is particularly subject to economic cycles is the semiconductor industry, which is served by our SILTRONIC business division. For example, this industry suffered a severe downturn from 2001 to 2003. Although the semiconductor industry has since recovered, there is no guarantee that it will continue to grow or that it will not shrink again and you should assume that the semiconductor industry will be more cyclical than other industries. Each downturn in a market segment that we serve could have an adverse effect on our sales and, unless the effect can be offset by a corresponding reduction in costs, could adversely affect our cash flows, financial condition and results of operations. In addition, there is no guarantee that the wide range of products we offer will enable us to offset adverse developments in one market segment with more positive developments in another market segment, in particular if several of our major market segments are affected by adverse developments at the same time.

In addition, the rate at which we utilize our production capacities could drop, which in turn would have an adverse effect on our cost structure and therefore on our results of operations. These risks would adversely affect us even more if we misjudged developments in the relevant markets and industries or if our expectations with regard to the duration and magnitude of individual economic cycles, on which our business policy and capacity expansion decisions are based, turned out to be wrong.

The business environment in which we operate is characterized by intense competition and, at times, substantial declines in prices and significant customer bargaining power.

The markets in which we operate worldwide are characterized by intense competition, which over the past few years has led to a decline in prices and put significant pressure on our margins in a number of our business areas. This has been the case in particular in business areas where sufficient worldwide production capacities already exist or where the products we offer have already been standardized to a significant extent, such as is the case in certain markets served by our WACKER SILICONES business division and, to a larger extent, in the markets served by our SILTRONIC business division. In addition, the customers we serve in these markets generally possess a large amount of bargaining power, which in some cases is also the result of consolidation in the market. This is particularly the case in the markets that our SILTRONIC business division serves, which is dominated by a small number of customers. The market for silicon wafers has in the past, in particular between 2001 and 2003, been characterized by a sustained decline in silicon wafer prices, which SILTRONIC was not able to offset at all or in part through productivity increases. Apart from the resulting pressure that is put on the prices of our products, where our customers hold substantial bargaining power, we may be forced to make other concessions, such as giving accommodating settlement or payment terms, as has been the case in the past for our SILTRONIC business division. Even those of our business divisions that specialize in highly distinguishable products or products that are manufactured according to detailed customer specifications, there is always the possibility that customers may increase their bargaining power through, for example, further consolidation.

In addition, many market observers believe that competitive market pressure will increase with the arrival of new suppliers from emerging countries, in particular China and India, on the market or as existing competitors expand their activities by, for example, relocating their production to emerging countries. New or existing competitors may develop production capacities in less technology- and capital-intense areas, or decide to expand into market areas that have a high level of capital and technology intensity and establish themselves as alternative suppliers to our Group.

Any increase in competition, whether as a result of the factors described in this risk factor or other factors, could have a material adverse effect on our market position and impact how many products we sell, the prices we set for our products and the margins we can realize from the sale of our products, which would negatively impact our net assets, financial position and results of operations.

Although the markets in Asia which are important to our business have in the recent past shown growth, in particular in China, there is no guarantee that this will continue.

We believe that any future growth, in particular in our WACKER SILICONES and WACKER POLYMERS business divisions and in our SILTRONIC business division, will depend to a large extent on market demand in Asia. We have therefore substantially increased our investments in Asia and expect to make substantial investments in this region in the future. However, as a result of the expected market growth and growth in demand in Asia, a number of our competitors and new Asian suppliers have also increased their production capacities. Currently, these production capacities serve primarily the local Asian markets.

Demand in the Asian markets depends substantially on economic growth in that region. If overall economic growth slows down or if there is a recession in Asia or in the major economies in that region, such as China, Japan or Taiwan, we would sell fewer products, at lower prices, than we currently expect. This would adversely affect our sales and net earnings. In addition, we cannot be certain that our competitors and our Asian suppliers would not use the expected increase in their production capacities to expand their sales into European and American markets, which

would further increase competitive pressure in these markets and result in a significant decline in prices in these markets. This could adversely affect our margins and cause us to lose market share. In addition, Asian suppliers may, irrespective of the economic developments in the Asian markets, expand their marketing activities into the European and American markets, whether as part of a strategically motivated regional expansion, or to take advantage of currency-based competitive advantages, which could impact our competitive position and adversely affect on our sales and net earnings.

Due to the international nature of our business, we are exposed to economic, political and other related risks.

We manufacture products in a large number of countries and market our products worldwide. In addition, we plan to expand our international activities, in particular in Asia. In some of the countries in which we manufacture products or into which we export products, the general conditions under which we operate are different and the general economic, political legal environment is less stable than in Western Europe and North America. This is especially true in some of the countries we have identified as growth markets for our products, in particular in Asia, and the countries in which we currently plan to build new production facilities. We are therefore exposed to a number of factors, over which we have little control and which may adversely affect our business activities in these countries. These factors include, but are not limited to, the following:

- political, social, economic, financial or market-related instability or volatility;
- foreign currency control regulations and other regulations or the negative impacts related to exchange rates and foreign currencies (such as the abandonment of exchange rate pegs);
- the underdeveloped infrastructure of the locations where we conduct our business activities;
- trade restrictions; and
- the underdevelopment of and differences in legal and administrative systems, which could lead to insufficient protection of our intellectual property or jeopardize our ability to collect our accounts receivable and other claims outstanding.

Each of the factors named above may have a negative impact on our business activities and our growth prospects in the relevant countries in which we operate and therefore adversely affect our net assets, financial position and results from operations.

Risk Factors Relating to Our Business

We face a number of significant risks related to our investments in new production capacities and the success of our research and development.

Production facilities in the chemical and semiconductor industries require large upfront investments and investments in expansion and modernization on an ongoing basis. This is especially true for our SILTRONIC business division, where, based on our experience, the initial investment for the construction of a new silicon wafer production facility amounts to between approximately USD 500 million and USD 1 billion. We depend on being able to access enough funding, under acceptable terms and conditions, for these investments. In addition, it takes time for newly built facilities to become profitable, and new facilities only remain profitable if they can maintain a sufficiently high rate of utilization. This is one of the reasons why the right timing of our investments in new production facilities or the upgrading and modernization of existing production facilities is so important to our business. There is a risk of either having too much

production capacity that cannot be met by market demand or not being able to match excess market demand with production capacity, which could then be matched by our competitors. For this reason, we depend on our ability to successfully project expected demand for our products and the rate at which competitors are likely to expand their production capacities.

We have considerably expanded our capacities for the production of 300 mm silicon wafers, siloxane and polysilicon over the past few years and plan to continue to do so over the next few years in order to meet the projected increase in demand for related products. However, there is no guarantee that future demand for these products will increase at the level forecasted by us. Demand for these products depends on a number of factors that we cannot control. For example, the demand for polysilicon in the solar industry depends on the refinancing costs of the purchasers of products in the solar industry, the price of crude oil and government subsidies for renewable energies in Germany and other countries. In particular, the market for silicon wafers is highly volatile and cyclical and is characterized by customers with a high level of bargaining power. Any negative developments resulting from such external factors could result in our expanded production capacities not being fully utilized.

If we are unable to make sufficient investments in the expansion and upgrade of existing production capacities or in the construction of new production capacities due, for example, funding not being available at all or not at acceptable conditions, our ability to supply the quality and quantity of products expected by the market could be adversely affected, which could significantly weaken our competitive position. In addition, if we fail to make the necessary investments, there is a risk that our production capacities will be insufficient, preventing us from participating, in full or in part, in existing market growth, which could significantly reduce our earnings and adversely affect our competitive position. Planned investments may not, due to economic or legal conditions, such as an inability to obtain regulatory approval, be realized as planned or at all, which could result in a partial or complete loss of our investment already incurred. Finally, we may not be able to realize economic profits from our expenditures on research and development.

If we misjudge market developments or the rate of expansion of our competitors' production capacities, build production capacities that cannot be adequately utilized, or if in spite of our efforts to keep our production capacities flexible, these are underutilized due to other factors, such as the lack of competitiveness of our products, or if our investments or expenditures on research and development fail to generate the anticipated economic benefits, our ratio of costs to revenue would increase, which could have a substantially negative impact on our profitability.

We are exposed to exchange rate fluctuations.

We operate on a worldwide basis and as a result generate a significant portion of our sales and some of our costs in currencies other than the euro. We are exposed to transaction risk when a company in our Group generates sales in one currency and incurs the related costs in a different currency. For example, a positive or negative change in the euro to U.S. dollar exchange rate of one U.S. cent had the effect of a change in EBIT in the mid-single-digit million euro range. We are also exposed to translation risk when the assets or liabilities of the companies in which we hold interests are denominated in a currency other than the euro, since these amounts have to be translated into our consolidated financial statements at the exchange rate in effect at that time. For these reasons, we are exposed to risks arising from fluctuations in the exchange rates between certain currencies, in particular between the euro, the U.S. dollar and the Japanese yen. The risks associated with translation risk and transaction risk could have a material adverse effect on our net assets, financial position and results of operations.

Even though we try to reduce the effects of exchange rate fluctuations on our Group through hedging and thereby try to limit the risks described above, there is no guarantee that our

hedging strategy will be successful. This includes the risk that our currency hedging transactions will not fully protect us against exchange rate fluctuations or reduce the gains that can be derived from advantageous currency movements. In addition, currency hedging transactions can be very costly. As a result, our assumptions and assessments with regard to the future development of exchange rates and the chosen level of risk avoidance or risk tolerance have a substantial impact on the success of our hedging policy. The failure of our hedging policy could have a material adverse effect on our net assets, financial position and results of operations.

We are exposed to movements in raw material and energy prices.

We use a large number of different raw materials and substantial amounts of energy from a variety of sources to manufacture our products. Raw material and energy prices have increased significantly in the recent past and are sometimes subject to substantial cyclical fluctuations. In particular, crude oil, the price of which influences the price of a large number of raw materials and, in general, energy prices, has become very expensive over the past two years. Our production is less dependent on the price of oil as compared to many other companies in the chemical industry and due to our strategy of selective internalization of our raw materials and energy supplies, we are only affected by general changes in the supply of raw material and energy to a limited extent (for example, all of the energy requirements of our Burghausen site are provided by power plants operated by our Group). However, we would be exposed to substantial increases in energy price risk if our own energy supplies were to fail. In addition, there are capacity limits here, too, as well as price dependencies — for instance related to the purchase of gas — that may become relevant in the next few years, especially in connection with expansions. As a result, we cannot fully protect ourselves against raw material and energy market risks.

A continued rise in the cost of raw materials and energy that cannot be passed on to our customers through price increases could have a material adverse effect on our net assets, financial position and results of operations, in particular if our own energy generating capacities were to fail and we were required to purchase energy on the market.

We face risks in connection with our strategic joint ventures and other joint undertakings.

We have entered into a number of strategic joint ventures and joint undertakings, in particular with Air Products and Chemicals Inc., Allentown, Pennsylvania, United States ("APCI"), for the production of basic products in the WACKER POLYMERS business division, and with Dow Corning Corporation, Michigan, United States ("Dow Corning") for the production of basic products for Asia in the WACKER SILICONES business division, and we expect to continue to do so in the future. For example, we will establish a joint undertaking for the construction and operation of a new production facility for 300 mm wafers in Singapore together with the Korean electronics company Samsung Electronics Co. Ltd. ("Samsung"). The large majority of these joint undertakings operate in areas that we have identified as essential to our future regional and operational expansion and growth. Our success in these areas is therefore also dependent on the success and realization of these joint ventures and joint undertakings.

Our ability to fully utilize the strategic potential in regions and market segments in which we operate joint ventures and joint undertakings, could be adversely affected if we fail to agree on a strategy, and its implementation, for these joint ventures and joint undertakings with our partners or if we or our partners or our joint venture companies fail to render the agreed range of services at competitive prices and at the desired level of quality or violate their contractual obligations.

In a number of our joint ventures and joint undertakings, we are not the majority shareholder. Although the agreements in each of these cases contain mechanisms to protect the minority shareholder, our role as a minority shareholder will mean that occasionally we only have a limited amount of control over important strategic decisions that may be taken and implemented against our will and be against our interests. This is especially true for joint undertakings, in which we only hold a minority interest, such as Air Products Polymers ("APP"), our joint undertaking with APCI, or our joint venture with Dow Corning for the production of Siloxane in Zhangjiagang. In joint undertakings in which we and our partners have equal shareholdings, such as our joint venture with Asahi for the production of silicone in Japan, our joint venture with Dymatic for silicone products for textile applications, or our planned joint venture with Samsung, there is also a risk that strategically necessary decisions may be blocked. But even in joint ventures and joint undertakings in which we hold a majority interest, there is no guarantee that the involvement of minority shareholders will not create disadvantages. In each of these cases, our ability to successfully implement our strategies could be adversely affected, especially when the interests of one or more of our partners no longer align with our interests or if they are able to block decisions taken in connection with our joint undertakings.

Finally, there is a risk that our joint venture partners will not want to continue their alliances with us for economic, strategic or other reasons and will look to end their participations in our joint ventures with them as in the case of APCI in connection with its participation in Wacker Polymer Systems and APP. Conversely, the joint venture partner may also be looking to take over our participation in the joint venture, such as in the case of our joint venture Planar Solutions LLC. Due to such strategic decisions of our joint venture partners, we may be forced to either accept the entry of new partners into an existing joint venture, which could lead to disagreements in the cooperation within the joint venture, or to acquire the joint partner's holdings or terminate the joint venture, which could potentially be against our interests.

Any factors that impede the implementation of our strategy — be it differences with our partners or the failure of a joint venture or joint undertaking — create the risk that our investments in one or more of our joint ventures and joint undertakings will not lead to the desired success for those investments and could therefore have a material adverse effect on our net assets, financial position and results from operations.

Our production facilities are exposed to operational and accident risks.

Although we set high technical and safety standards for the construction, operation and maintenance of our production facilities, we cannot eliminate the risk of operational disruptions. Operational disruptions may result from external factors beyond our control, such as natural disasters or acts of terrorism or, as in the case of an accident at our Nünchritz plant in the summer of 2005, from internal accidents or other failures in the course of our operations, such as those occurring due to fire, explosions, and the release of toxic or hazardous substances. In addition, in each of these cases there is a risk of personal injury, damage to third-party property and damage to the environment, which may lead to considerable financial cost and even criminal liability. Although we have taken out insurance (such as property, third-party liability and business interruption insurance) at a level we feel is appropriate to address these risks, there is no guarantee that our insurance coverage will be sufficient.

In addition, in line with our strategy to make use of efficiently integrated production, we have focused a substantial portion of our production at only a few locations. Any operational disruptions at one of these locations, for example in Burghausen, would affect a substantial amount of our activities. Any resulting production loss or stoppage or payments for damages that are not compensated by insurance payouts would lead to lost sales, which would adversely affect our net assets, financial position and results of operations.

We are subject to a broad range of environmental requirements and may be held liable for a failure to comply with these or for the cost of rehabilitating contaminated sites.

In all of our business divisions across the world, we are subject to a wide variety of environmental and health regulations and regulations concerning the handling of chemicals and hazardous substances, all of which are constantly changing, developing and becoming increasingly complex. These environmental requirements have resulted in us making substantial investments in the past, and we anticipate that we will continue to require significant funding in the future, in particular if the regulations with which we must comply become a lot stricter, a risk that we have no control over and the effects of which we cannot predict. Any increase in expenditure relating to these regulations would adversely affect our net assets, financial position and results of operations.

We operate sites that have been used industrially for a number of years, in some cases even for decades, on which soil and groundwater contamination has been detected in the past. We are responsible for the clean-up of these sites. We may also be liable for the contamination of land beyond our plant sites to which contaminants have spread unnoticed if those parties affected by the resulting contamination or a competent government agency claim that we are fully or partially responsible for the related clean-up and such parties could have a court of law enforce such claims. In addition, in connection with certain sales of our assets, we have also contractually agreed to accept liability for past contamination claims and for other environmental damage on a number of abandoned sites. In some cases, we are still contractually liable for the clean-up and rehabilitation of past contamination and other environmental damage at these sites.

The costs we may incur in connection with the clean-up and rehabilitation of environmental contamination could have a material adverse effect on our net assets, financial position and results of operations. This is even more so the case since it is generally not possible to accurately project the costs that may arise out of these obligations. In addition, there is a risk that our corporate image could be negatively affected or our relationship with our customers could be adversely affected.

We are limited in our ability to adjust the quantities of intermediate products that we produce, since our production facilities can only make limited adjustments in the quantities of products they produce.

Our production and process strategy is founded on an integrated production process based on either silicon or ethylene, which we then process in a variety of downstream production steps. A major characteristic of each production step is that often a number of different products and substances can be produced in a single production step, or "coupled production," and then utilized in different ways through, for example, further processing in parallel or down-stream processing or sale. However, we cannot easily adjust the production quantities of a specific product or substance since these efforts to create greater production flexibility through our integrated production processes also limit our ability to vary production quantities.

Although our production and process strategy is aimed at maximizing the number of single-step production products that can be utilized in parallel or downstream production steps or through sale on the market, we cannot guarantee that this will always be the case. In addition, our ability to utilize these products can also be affected by external factors, such as a decline in customer demand for the respective coupled products due to, for example, the effects of competition or technical limitations of the products. For this reason, if we need to increase the production of a specific product or substance, we may not be able to utilize the coupled products that result in additional or downstream production steps. If coupled products cannot be used to the extent we

desire, our manufacturing costs would rise disproportionately compared to the sales, which would have an adverse effect on our net assets, financial position and results of operations.

We would face substantial risks if our products are defective or fail to meet our customers' quality requirements for any other reasons.

The products we manufacture must meet the highest industry quality standards and the product specifications that we agree to with our customers, which often allow only for a small degree of deviation. Despite all of our efforts, defects in quality have occurred repeatedly in the past in, for example, the SILTRONIC business division, and we cannot guarantee that such defects will not occur in the future. Our inability to meet the standards agreed to with our customers may lead to a drop in our sales. It is possible that we may have to stop production until the cause of a product fault has been identified, which generally means that the affected customer will temporarily stop buying the product concerned. In addition, our customers may disqualify certain of our production facilities from the supply of products following the discovery of quality defects and they may stop buying products from the affected production facility until the cause of the problem is rectified and the facility has been requalified. Quality defects may also affect the market acceptance of other products of our Group and therefore lead to a drop in sales in our other business divisions. In addition, we could be held liable for quality defects and consequential damage, which could entail substantial costs.

Each of these factors could lead to a loss of sales, the loss of important customers, the disqualification of our production facilities with one or several customers, the loss of market acceptance of our products, or liability for damages, such as in connection with product liability claims, each of which could have a material adverse effect on our net assets, financial position and results of operations. This is particularly the case for those of our products that have a relatively small number of large customers with substantial bargaining power, such as products produced by our SILTRONIC business division.

Our products may be superceded by new and improved products or materials.

We believe one of our primary competitive advantages is our technological leadership position and our innovative strength. We constantly strive to further develop our products and to adapt the production processes we use to the latest technological developments. Nonetheless, we cannot guarantee that existing competitors or new competitors that manage to enter the market in spite of existing barriers to entry will not improve their current products and technologies or develop alternative products or technologies that are more cost-effective, better quality or otherwise more attractive than our products. For example, we cannot guarantee that, in the future, alternative materials will not replace silicon in the manufacture of electronic circuits and solar panels or the production of solar energy in general.

If our competitors offer new or improved products at more attractive prices than the products we offer or if their products are otherwise more attractive than our products, such as by having better functionalities or if they are easier to handle or transport, there would be a drop in the demand for our products, which would adversely affect our net assets, financial position and results of operations.

For certain raw and auxiliary materials we require, we must rely on a limited number of suppliers.

For certain of the raw and auxiliary materials we receive from external sources, we only have a limited number of suppliers at our disposal. In certain exceptional cases, in particular where the supply of our production sites requires a specific infrastructure, such as a pipeline system, we

depend on one single supplier. This is also the case where our production facilities are part of an integrated production structure with third-party production facilities, which require raw and auxiliary materials that cannot be transported over greater distances and therefore must be purchased from these third parties. For example, at our Burghausen site, we buy ethylene and hydrogen from single suppliers, and at our US sites, we buy vinyl acetate ethylene from APP, in which we hold a 35% interest. If individual raw or auxiliary materials are no longer offered by our suppliers, whether due to competition reasons, for example because one of our competitors takes over a supplier, or because the raw or auxiliary materials can no longer be produced profitably, for example due to the implementation of environmental regulations, we cannot rule out the possibility that the raw or auxiliary materials we require will be in short supply or not available to us at all. In the event of supply shortfalls or bottlenecks or price increases by major suppliers, our business operations, net assets, financial position and results of operations could be substantially adversely affected.

Our business operations could be adversely affected if our products are found to be hazardous.

Our product portfolio comprises certain substances that are considered harmful to human health and we cannot rule out the possibility that other products our Group produces, which are currently not considered harmful to human health, may have to be reclassified in the future as being harmful to human health. We cannot guarantee that product properties, in particular, malfunctions for which we are not responsible, or which are currently unknown or contaminations that may occur in the course of production processes will not have an adverse effect on human health or even cause death. If these risks materialize, we could be held liable for any related damage or injuries and sales of these products could be affected, which could have a material adverse effect on our net assets, financial position and results of operations.

We face risks related to long-term contracts.

We have entered into long-term contracts with a number of our raw material suppliers and service partners and with a number of our customers. As a rule, our contracts with our raw material suppliers and our service partners require us to buy set quantities on pre-agreed terms. These contracts often provide that we must make compensation payments in the event the contract is prematurely terminated or if we purchase less than the originally agreed quantities. We are also required to make compensation payments if, contrary to a contractual obligation entered into with a customer, we are unable to produce and deliver the products as agreed because, for example, we fail to create the necessary production capacities within an established timeframe. This would adversely affect, above all, our WACKER POLYSILICON business division, where we have relied on advanced payments from customers to finance new production facilities.

Even if terms of these contracts, such as price and quantity, can be modified to better reflect current business conditions, there is no guarantee that this flexibility will be sufficient to adapt our contracts to current business conditions in a way that is suitable to us. For these reasons, we cannot guarantee that we will not have to purchase raw materials or services we do not need or acquire or sell raw materials or services at prices that are unfavorable to us at the time, all of which could have an adverse effect on our net assets, financial position and results of operations.

We rely on the uninterrupted operation of our computer and data processing systems.

Our ability to keep our production facilities operating depends on the efficient and uninterrupted operation of our computer and data processing systems in each of our business divisions. Since computer and data processing systems are highly susceptible to failures, damage, power

outages, computer viruses, fires and similar hazards, we have learned from past experience that we cannot rule out a malfunction or interruption of our computer and data processing systems. Any malfunction or interruption of our computer and data processing systems may affect our ability to keep our production processes running efficiently, which could adversely affect our net assets, financial position and results of operations, in particular due to the integrated nature of our production processes.

We rely on good relations with our employees and their labor unions.

Personnel expenses make up a significant portion of our costs and totaled approximately €868 million in 2005. Our staff, in particular at our German and US sites, have to a large extent traditionally been unionized. We have been able to lower our costs significantly over the past few years, as a result of concessions by our employees. For example, the employees working in our chemical business divisions agreed to a one-time 4% pay reduction in 2004, and the employees in our SILTRONIC business division accepted a wage agreement 8% below the collective agreement and additional overtime requirements. In connection with these and other comparable measures, we regularly conduct or are involved in negotiations with labor union representatives who represent our employees. Our failure to negotiate salaries and wages that are reasonable and fair from our perspective could have a substantial adverse effect on our net assets, financial position and results of operations.

Although we have not experienced any strikes or other labor disputes for over 20 years, we cannot guarantee that this will not be the case in the future. Any future labor disputes could significantly adversely affect our net assets, financial position and results of operations.

Our pension obligations may substantially exceed the provisions we have accrued for such obligations.

We have pension obligations to our current employees and certain former employees. Our pension obligations are to a very large extent covered by our pension plan, pension funds, special purpose funds and insurance plans. The remaining portion of these obligations relates to provisions on our balance sheet. The size of these provisions is determined based on certain actuarial assumptions, such as discount factors, life expectancy, the pension trend, the future development of salaries, and expected interest rates on pension plan assets. If actual results, especially with regard to discount factors, differ from these assumptions, the amount of our pension obligations on our balance sheet could increase substantially and therefore require us to increase allocations to our pension provisions, which could have a substantial adverse effect on our net assets, financial position and results of operations.

We cannot guarantee that we will be able to recruit or retain qualified employees in the future.

We are very dependent on highly qualified employees in the areas of research and development, engineering, sales and management. In recent years, competition for employees with scientific, technical or industry-specific know-how has been intense in every area in which we operate. Our future success will continue to depend on our ability to recruit and retain highly qualified employees for these areas. The risk that our employees will be hired away is increased by the fact that our Group, as a global enterprise, encourages the transfer of employees between domestic and foreign production sites, which further increases the qualifications and mobility of these employees.

The loss of qualified employees or long-lasting difficulties in hiring suitable employees could cause us to have difficulties implementing important decisions and measures, which would

impact our business operations and adversely affect our net assets, financial position and results of operations.

Legal and Regulatory Risk Factors

The areas in which we operate are highly regulated, and new regulations that affect our business operations could significantly increase our operating costs.

As a group that operates internationally, we are subject not only to German law, but also to the laws and regulations of other countries and the European Union. The operation of production facilities in the chemical industry is governed by national, European and international regulations, all of which are subject to frequent changes. The regulatory frameworks under which we operate are constantly being changed and adapted, both at the national and international level, to reflect technical progress, increased safety needs and the growing quality and environmental awareness of governments and citizens. We currently cannot foresee any changes in German, EU, US or other regulations that possibly apply to us which could adversely affect our business operations. Any tightening of regulations that we currently have to comply could cause us to make substantial investments or other expenditures, which could have a substantial negative impact on our production costs and our product portfolio or expose us to a significant risk of liability. This could in turn have a material adverse effect on our net assets, financial position and results of operations.

We may not be able to adequately protect our intellectual property and know-how.

We possess a large number of patents and other intellectual property rights that are of considerable importance for our business success. Although there is a general legal presumption that patents are valid, this does not necessarily mean that a patent will ultimately be upheld as valid or that any related claims can be enforced as necessary or desired. In addition, we cannot guarantee that all of the patents we have applied for, or plan to apply for, in connection with our new technologies will be granted in each of the countries in which we need to protect these technologies. We cannot guarantee that third parties will not infringe on our patents or other proprietary rights, and we may not be able stop any such infringement due to legal or factual reasons.

In addition, non-patentable and patented business secrets and non-confidential know-how are crucial to the success of our business, in particular in areas with technically sophisticated products and production processes. There is a risk, which has materialized occasionally in the past, that competitors could obtain priority patent protection for products and production processes that we produce or use on a non-patented basis in certain countries. This could adversely affect the distribution and sale of our products or impair the use of the affected production processes or lead to an obligation to pay licensing fees in these countries. We may not be able to prevent our business secrets from being disclosed, and we cannot guarantee that third parties will not independently develop or gain access to the same or similar business know-how.

If we are unable to protect our intellectual property, insofar as other manufacturers can make or market products that are similar to the products we develop, our ability to profit from our technological lead may be limited or our future profits may decrease as a result. This could affect our competitive position and any resulting drop in our sales revenue would have an adverse effect on our net assets, financial position and results of operations.

We cannot guarantee that we will not infringe the intellectual property rights of third parties and may have to pay fees for the use of third-party intellectual property.

We cannot guarantee that we will not infringe third-party patents or other third-party intellectual property rights, since our competitors also apply for and obtain numerous patents to protect their inventions. We will be unable to use the relevant technologies in the countries in which these third-party patents are granted, even though we may have already been using these technologies in a lawful manner in other countries without applying for a patent, for example where we choose not to file a patent in order to keep our technology confidential.

In each of these cases, we may be prevented from making or marketing products, and we may be forced to acquire licenses or modify our production processes. In addition, we could be exposed to liability for resulting damages. Our competitors could bar us from producing or selling products in those countries where they possess higher-ranking patent protection. We may have to rely on third-party licenses to gain access to technologies, which would entail considerable cost. However, there is no guarantee that we will be able to acquire licenses that we will need for our future business success with the appropriate scope and under acceptable conditions. We cannot guarantee that licenses we hold will continue to be effective.

Any supply and production restrictions or disruptions in production that result from patent infringements, whether as a result of a reorganization of our production processes or for other reasons, or the subsequent acquisition of any relevant licenses could have an adverse effect on our net assets, financial position and results of operations.

Our tax burden could increase as a result of ongoing and future tax audits and potential changes in applicable tax regulations.

A few of our affiliates carry forward substantial tax losses, which has resulted in our Group paying significantly less corporate income tax and trade tax in the past. We assume that these tax loss carry-forwards will continue to reduce the amount of income tax that we are required to pay over the next few years. For example, based on current German tax law, we may fully offset the taxable domestic income of any fiscal year against existing tax loss carry-forwards only up to an amount of €1 million. Over that amount, only 60% of the taxable domestic income of any fiscal year may be offset against any remaining tax loss carry-forwards. The restrictions on offsetting tax loss carry-forwards apply to current corporate income tax as well as to trade tax, which is referred to as "minimum taxation." This change in legislation and other future changes in tax law in Germany or other countries in which we are subject to taxation and any adverse findings resulting from ongoing or future tax audits could lead to higher tax expenses and therefore have a considerable adverse effect on our net assets, financial position and results of operations.

We cannot guarantee that we or our affiliates will not have to repay grants that we have received, or that grants that have already been approved will be paid out at all or in full.

Our Group, in particular our SILTRONIC business division, has received substantial investment subsidies and grants, which have been invested in the development and expansion of production capacities. For example, our Freiberg plant was granted a total amount of approximately €120 million in government funding and for our Nünchritz site was approved a total amount of approximately €80 million. The grants we have been awarded come with conditions relating to the creation of jobs and other conditions. If we are not able to meet these conditions during the appropriation period, which generally ends several years after the specified investment period (for example, at the end of 2010 for the 300 mm wafer production facility in Freiberg and at the

end of 2011 for the Nünchritz subsidies), we may be required to repay investment subsidies on which the conditions were based. Since we cannot guarantee that we will be able to meet these conditions within the relevant appropriation periods, there is a risk that we will become subject to substantial repayment claims. Any claims that result in repayment obligations could have a substantial adverse effect on our net assets, financial position and results of operations.

We face risks relating to antitrust laws.

In recent years, the chemical industry has been at the center of a number of national and international antitrust investigations. While these have not and do not involve our Group, we cannot guarantee that our Group will not be investigated in the future, especially in light of the fact that in the majority of the market segments we serve, we hold substantial market share. Where this is the case, there is a general risk that anti-trust authorities, competitors or customers will regard our behavior in certain circumstances as an abuse of dominant market position or suspect us of anti-competitive cooperation with other market participants, prompting them to take action against us. Any resulting antitrust penalties and claims for damages would adversely affect our net assets, financial position and results of operations.

Risk Factors Relating to this Offering and the Shareholding Structure

The interests of the affiliated companies controlled by the Wacker family and the interests of Wacker family representatives who are members of our management and supervisory boards could differ from the interests of our other shareholders.

Following the completion of this offering, Dr. Alexander Wacker Familiengesellschaft mbH, will continue to hold more than half of the Wacker Chemie AG's share capital and Blue Elephant Holding GmbH will also hold a significant interest in the Company. We cannot guarantee that the interests of the Wacker family and the interests of Wacker family representatives on our management and supervisory boards will not conflict with the interests of other shareholders. This would be the case, for example, if these shareholders wanted higher or lower dividends than our other shareholders, or if they are less open to possible strategic options for our Group, such as mergers or spin-offs, than the other shareholders. The shareholders of Dr. Alexander Wacker Familiengesellschaft mbH and of Blue Elephant Holding GmbH will be able to wield their power at shareholders' meetings and influence decisions on measures voted on by the shareholders' meeting, such as appointments to the supervisory board or the distribution of dividends.

Our shares have never been publicly traded and we cannot guarantee that an active public trading market will develop or, should one develop, be sustained.

Prior to the offering described in this offering circular, our shares have not been and will not be publicly traded. There can be no guarantee that an active public trading market will develop following this offering, and there can be no guarantee that the share price will not fall below the offer price. We will determine the share offer price according to the book-building method in consultation with the Global Coordinators. The offer price will not necessarily reflect the price at which the shares will trade on the Frankfurt Stock Exchange following the offering. We cannot predict to what extent investors will be interested in our shares and how well trading will develop or how active the market for our shares will become. Therefore, investors may not be able to sell their shares at the offer price, at a price above the offer price, or at all.

The price of our shares could be volatile.

Following the offering, the price of our shares could fluctuate substantially, especially as a result of fluctuations in our actual or projected operating results, changes in earnings forecasts, or our failure to meet the profit expectations of securities analysts, changes in the general economic climate, or other factors. The general volatility of share prices could also put pressure on our shares, without there being a direct correlation to our business operations, net assets, financial position and results of operations, or our business prospects.

The subsequent sale of our shares by current shareholders could adversely affect the market price of our shares.

Following the completion of this offering, Dr. Alexander Wacker Familiengesellschaft mbH will continue to own more than half of the Company's capital stock and Blue Elephant Holding GmbH will continue to hold a significant interest in the Company. Those two shareholders have undertaken, subject to certain exceptions, to neither offer nor sell shares or securities that can be converted into, exchanged for or exercised in lieu of our shares, without the prior consent of the Global Coordinators for a period of six months following the initial listing of the shares. It is impossible to predict what effect future shares sales may have on the market price of our shares. If these shareholders sell a substantial part of their shares on the public market after the lock-up period, or earlier with the consent of the Global Coordinators, the market price of our shares could be affected and it may make it more difficult for us to issue new shares in the future at a time or for a price we deem appropriate.

General Information

Responsibility for this Offering Circular

Wacker Chemie AG, Munich, (the "Company" and together with its subsidiaries on a consolidated basis, unless the context otherwise requires, "we," "us" or "our"), Morgan Stanley Bank AG, Frankfurt/Main ("Morgan Stanley"), UBS Limited, London ("UBS Investment Bank" and, together with Morgan Stanley, "Global Coordinators"), and Dresdner Bank AG, Frankfurt/Main, BNP PARIBAS, Paris, HSBC Trinkaus & Burkhardt KGaA, Düsseldorf, Bayerische Hypo- und Vereinsbank AG, Munich, ABN AMRO Bank N.V. and NM Rothschild & Sons Limited (trading together as ABN AMRO Rothschild, an unincorporated equity markets joint venture), London, and Bayerische Landesbank, Munich (together with the Global Coordinators, the "Underwriters"), assume responsibility for the contents of this offering circular pursuant to Section 5(4) of the German Securities Prospectus Act (*Wertpapierprospektgesetz*) and declare that the information contained in this offering circular is, to their knowledge, in accordance with the facts and contains no omission likely to affect its import, and that they have taken all reasonable care to ensure that the information contained in this offering circular is, to their knowledge, in accordance with the facts and contains no omission likely to affect its import.

Subject Matter of this Offering Circular

For the purpose of the public offering of securities in Germany, this offering circular relates to a to-be-determined maximum number of ordinary bearer shares with no par value, which will be announced in a supplement to this offering circular, comprised of

- a to-be-determined maximum number of ordinary bearer shares with no par value from the holdings of the Company, which will be announced in a supplement to this offering circular,
- a to-be-determined maximum number of ordinary bearer shares with no par value from the holdings of the other Selling Shareholders, which will be announced in a supplement to this offering circular, and
- a to-be-determined maximum number of ordinary bearer shares with no par value from the holdings of the Company, which will be announced in a supplement to this offering circular, and a to-be-determined maximum number of ordinary bearer shares with no par value from the holdings of Blue Elephant Holding GmbH, which will be announced in a supplement to this offering circular, each in connection with a potential over-allotment.

For the purpose of admission to trading of the Company's shares, this offering circular relates to up to 52,152,600 ordinary bearer shares with no par value (total share capital).

Forward-looking Statements

This offering circular contains certain forward-looking statements. A forward-looking statement is any statement that does not relate to historical facts and events.

This applies, in particular, to statements containing information on future financial results, plans, or expectations regarding Wacker's business and management, our growth or profitability, and general economic and regulatory conditions and other matters affecting us.

Forward-looking statements are based on current estimates and assumptions made by us to the best of our present knowledge. The occurrence or non-occurrence of an assumption could cause our actual financial condition and results to differ materially from, or fail to meet expectations expressed or implied by, such forward-looking statements. Our business is subject to a number of risks and uncertainties that could also cause a forward-looking statement, estimate or

prediction to become inaccurate. Accordingly, prospective investors are strongly advised to read the following sections of this offering circular: *"Summary," "Risk Factors," "Management's Discussion and Analysis of Financial Condition and Results of Operations," "Business Description"* and *"Recent Developments and Outlook."* These sections include more detailed descriptions of factors that might have an impact on the business and industry in which we operate.

In light of the risks, uncertainties and assumptions, it is possible that the future events mentioned in this offering circular may not occur, and that forward-looking estimates and forecasts derived from third-party studies reproduced in this offering circular may prove not to be in accordance with the facts (see also *"— Information Derived from Third Parties and Figures"*). As a result, neither we nor our management board or the Underwriters can provide assurance regarding the future accuracy of the opinions set forth in this offering circular or regarding the actual occurrence of any predicted developments. In addition, neither we nor the Underwriters assume any obligation, except as required by law in connection with this offering or material changes to the information contained in this prospectus, to update any forward-looking statements or to conform these forward-looking statements to actual results or developments.

Information Derived from Third Parties and Figures

This offering circular contains a number of references to data, statistical information and studies prepared by third parties, particularly on such topics as the markets for chemical and semiconductor products served by Wacker and related subjects. Such information was obtained from market studies carried out by industry experts Malcom Bowrey Consulting ("Bowrey Consulting") (World Silicone Review, Issue 16, February 2006, Issue 14, August 2005; Issue 12, February 2005; Issue 8, February 2004), SRI International ("SRI International") (CEH Marketing Research Report Silicones, 2003), AC Treuhand AG ("AC Treuhand") (Statistik — Übersicht 1. Quartal 2005), Frost & Sullivan ("Frost & Sullivan") (European Markets for Emulsion Polymers B392-37), Gartner Inc. ("Gartner") (Studies from May and August 2005) as well as a variety of studies carried out by the industry organization Semiconductor Equipment and Materials International ("SEMI") (SEMI SMG Midyear Forecast Results, September 2005; SMG Market Statistics Polysilicon Data, as well as other, ongoing statistical analyses). We have accurately reproduced such information and, as far as we are aware and are able to ascertain from information published by such third party, no facts have been omitted which would render the reproduced information inaccurate or misleading. Nevertheless, prospective investors are advised to consider this data with caution. Market studies are often based on information or assumptions that may not be accurate or appropriate, and their methodology is inherently predictive and speculative. Irrespective of the assumption of responsibility for the content of this offering circular by us and the Underwriters (see *"— Responsibility for this Offering Circular"*) neither we nor the Underwriters have independently verified the figures, market data or other information on which third parties have based their studies. Accordingly, we make no representation or warranty as to the accuracy of any such information from third-party studies included in this offering circular. Prospective investors should note that our estimates are not always based on studies of third parties.

In accordance with commercial accounting, some numerical figures (including percentages) in this offering circular have been rounded to the nearest whole number. As a result, figures shown as totals in some tables may not be the exact arithmetic aggregations of the rounded figures that precede them. Percentages cited in the text, however, were calculated using the actual values rather than the rounded values. Accordingly, it is possible in certain cases that the percentages in the text may differ from percentages based on the rounded values.

Documents Available for Inspection

For the period for which this offering circular remains valid, the following documents will be available for inspection during regular business hours at the offices of Wacker Chemie AG, Hanns-Seidel-Platz 4, 81737 Munich, Germany:

— the Company's articles of association (*Satzung*);

— the audited consolidated financial statements (IFRS) of Wacker Chemie AG as of December 31, 2005;

— the audited consolidated financial statements (German GAAP) of Wacker-Chemie GmbH as of December 31, 2004;

— the audited consolidated financial statements (German GAAP) of Wacker-Chemie GmbH as of December 31, 2003;

— the audited unconsolidated financial statements (German GAAP) of Wacker Chemie AG as of December 31, 2005;

Our future annual reports and interim reports will be available at our offices and at the offices of the paying and depositary agent named in this offering circular. See *"General Information on the Company — Notices, Paying and Depositary Agent"*.

The Offering

Subject Matter of the Offering

The subject matter of the offering consists of a to-be-determined maximum number of our ordinary bearer shares with no par value, which will be announced in a supplement to this offering circular, each such share with a notional par value of €5.00 and with full dividend rights as of January 1, 2006. These shares are consisting of:

- a to-be-determined maximum number of ordinary bearer shares with no par value from the holdings of the Company, which will be announced in a supplement to this offering circular,
- a to-be-determined maximum number of ordinary bearer shares with no par value from the holdings of the other Selling Shareholders, which will be announced in a supplement to this offering circular, and
- a to-be-determined maximum number of ordinary bearer shares with no par value from the holdings of the Company, which will be announced in a supplement to this offering circular, and a to-be-determined maximum number of ordinary bearer shares from the holdings of Blue Elephant Holding GmbH, which will be announced in a supplement to this offering circular. These shares are provided to Morgan Stanley (on behalf of the Underwriters) in connection with a potential over-allotment by way of a share lending agreement.

The shares that are the subject of this offering represent a to-be-determined maximum share of our share capital that is still to be determined and will be announced in a supplement to this offering circular. We will announce the respective maximum amount of our shares that we will offer, excluding as well as including the shares available for over-allotments, in a supplement to this offering circular. The shares that are the subject matter of this offering were created in connection with the transformation of the limited liability company Wacker-Chemie GmbH into a stock corporation on the basis of Sections 190, 226, 247, 248 of the German Transformation Act (*Umwandlungsgesetz — UmwG*) and Section 1, paragraph 2 and Sections 8 and 10 of the German Stock Corporation Act (*Aktiengesetz — AktG*).

The offering consists of a public offering in the Federal Republic of Germany and an international private placement outside the Federal Republic of Germany (in the United States of America, the shares will be offered for sale to qualified institutional buyers in reliance on Rule 144A under the U.S. Securities Act).

The Selling Shareholders are Wacker Chemie AG (own shares), Blue Elephant Holding GmbH and Morgan Stanley & Co. Inc. (the "Selling Shareholders"). Immediately prior to the offering, approximately 13,779,720 shares (26.42%) of the 52,152,600 shares of the Company will be held by Blue Elephant Holding GmbH, 7,823,000 shares (15.0%) by the Company, and 1,531,080 shares (2.94%) by Morgan Stanley & Co. Inc. The percentage of our share capital held by our current shareholders after the completion of the offering is still to be determined and will be published by us in the supplement. In this offering, we will receive the proceeds from the sale of a to-be-determined maximum number of shares from our holdings, which will be announced in a supplement, offered up for sale (minus agreed commissions and costs). The other Selling Shareholders will receive the proceeds from the sale of a to-be-determined maximum number of shares, which will be announced in a supplement, (minus agreed commissions and costs). For more information, see also *"Principal and Selling Shareholders — Shareholder Structure (Prior to and Following the Offering)."*

As Global Coordinators and Joint Bookrunners, the Underwriters are Morgan Stanley Bank AG and UBS Limited, Dresdner Bank AG, as Joint Lead Manager and Retail Coordinator, and, as additional Underwriters, BNP PARIBAS, HSBC Trinkaus & Burkhardt KGaA, Bayerische Hypo- und

Vereinsbank AG, ABN AMRO Bank N.V. and NM Rothschild & Sons Limited and Bayerische Landesbank.

Price Range, Offering Period, Offer Price and Allotment

The price range, within which buy orders may be submitted, and definitive times for the start and end of the offering period will be published in the form of a supplement to this offering circular before the start of the offering period on our website and on electronic information systems such as Reuters and Bloomberg. Supplements to this offering circular will also be available in printed form from us, the Underwriters and the listing department of the Frankfurt Stock Exchange free of charge during regular business hours. A notice of the publication of the supplement will appear in the *Frankfurter Allgemeine Zeitung* at the earliest possible time, if possible one business day after the publication of the supplement. Prior to the announcement of the price range and the start of the offering period, we and the Underwriters will start marketing the shares as of March 27, 2006.

The offering, as part of which investors will have the opportunity to submit offers to purchase the shares, is expected to begin on Friday, March 31, 2006 and is expected to end no later than Friday, April 7, 2006. The start and expected end of the offering period will be published together with the price range. Prospective investors are requested to pay attention to announcements in the media mentioned in the preceding paragraph for information on the details of the offering. During the offering period, offers to purchase shares may be submitted at any branch of the Underwriters. Purchase orders may be cancelled until the end of the offering period at any time free of charge. On the last day of the offering period, retail investors will be able to submit offers to purchase shares until 12:00 p.m. (CEST), and institutional investors will be able to submit offers to purchase shares until 5:00 p.m. (CEST).

We and the other Selling Shareholders reserve the right, together with the Underwriters, to amend the conditions of the offering, in particular to increase or decrease the number of offered shares, to increase the upper limit and/or decrease the lower limit of the price range, and/or to extend or shorten the offering period. To the extent that the terms of this offering are amended, such amendments will be published by means of electronic media such as Reuters or Bloomberg and, if required by the German Securities Trading Act (*Wertpapierhandelsgesetz*) or German Securities Prospectus Act (*Wertpapierprospektgesetz*), as an ad-hoc announcement and as a supplement to this offering circular. Investors who have submitted offers will not be notified individually. Changes in the number of offered shares, changes to the price range or the extension or shortening of the offering period will not result in the expiration of the purchase offers which have already been submitted. Investors who submitted purchase offers before the supplement was published have the right under the German Securities Prospectus Act to withdraw from these purchase offers within two working days after publication of the supplement. Instead of withdrawing these purchase offers, investors may also change these purchase offers submitted before the supplement was published or place new limited or unlimited purchase offers within two working days after publication of the supplement.

After the expiration of the offering period, the offer price is expected to be set on the weekend of April 8/9, 2006 jointly by us, the other Selling Shareholders, and the Global Coordinators with the help of an order book prepared using the book-building method. The basis for the book-building process will be the price range, which will be published prior to the start of the offering period in the form of a supplement to this offering circular. The determination of the offering price will depend upon the offers to buy the shares submitted by investors during the offering period and collected in the so-called order book. The offers to buy will be evaluated according to the price bid and the expected investment time horizon of the respective investors. The offering price and the number of shares offered will be determined on this basis, taking into account the goal of maximizing the proceeds. In addition, it will be examined whether, considering the demand for

the shares of the Company indicated by the order book, the offering price and the number of shares offered reasonably support the expectation that the share price in the secondary market will develop in a stable manner. Not only the prices bid by investors and the number of investors interested in purchasing shares at a given price will be taken into account, but also the mix of investors in the Company that would result at a potential price and allotment and the anticipated behavior of investors will also be considered.

After the offering price has been set, the offered shares will be allotted to investors on the basis of the purchase offers then available. The offering price is expected to be published on the weekend of April 8/9, 2006 by means of an ad-hoc announcement on an electronic information system and on our website, and, no earlier than the following business day, in the *Frankfurter Allgemeine Zeitung*. The date on which Investors who have placed purchase offers through one of the Underwriters are expected to be able to contact their Underwriter for information about the offer price and the number of shares starting on April 10, 2006. Book-entry delivery of the allotted shares against payment of the offer price is expected to occur two banking days following the listing of the shares. Should the placement volume prove to be insufficient to satisfy all the orders placed at the offering price, the Underwriters reserve the right to reject purchase offers or to accept them in part only.

Timetable for the Offering

The following is the timetable anticipated for the offering, which, subject to extension or shortening, is scheduled to extend over approximately six, but no less than three days. The timetable will be fixed in a supplement to this offering circular.

March 24, 2006	Approval of this offering circular by the German Federal Financial Services Supervisory Authority (*Bundesanstalt für Finanzdienstleistungsaufsicht — "BaFin"*)
March 25, 2006 at the latest	Publication of this offering circular, as approved by BaFin, on our website
March 27, 2006 at the latest	Announcement in the *Frankfurter Allgemeine Zeitung* of the publication of this offering circular
March 27, 2006	Start of marketing (roadshow)
Expected on March 30, 2006	Publication of the price range and the offering period as a supplement to this offering circular on our website immediately following approval of such supplement to this offering circular by BaFin
The first or second business day following approval of the supplement	Notice in the *Frankfurter Allgemeine Zeitung* regarding the publication of the supplement to this offering circular specifying the price range and the offering period; commencement of the offering period
One banking day prior to expiration of the offering period	Listing approval issued by the Frankfurt Stock Exchange
Expected on April 7, 2006	Close of the offering period for retail investors (natural persons) at 12:00 noon (CEST) and for institutional investors at 5:00 p.m. (CEST)

Last day of the offering period	Publication of the listing approval issued by the Frankfurt Stock Exchange in the *Frankfurter Allgemeine Zeitung*
No earlier than on the last day of the offering period	Determination of the offer price and allotment
No earlier than one day after the expiration of the offering period	Publication of the offer price in the *Frankfurter Allgemeine Zeitung;* publication of the allotment principles applied in the placement by way of a press release
One or two banking days after the expiration of the offering period, which is expected to be April 10, 2006	Initial listing, first day of trading
Two banking days after the initial listing, which is expected to be April 12, 2006	Book-entry delivery of the shares against payments of the offer price

The offering circular is expected to be available as of March 27, 2006 free of charge, during regular business hours, at our offices and the Underwriters.

General and Specific Information on the Shares

Voting Rights

Each share carries one vote at our shareholders' meeting. There are no restrictions on voting rights. Our principal shareholders do not have different voting rights.

Dividend Rights

Each share carries full dividend rights from January 1, 2006.

Form and Representation of the Shares

All of the Company's shares have been and, according to our current articles of association (*Satzung*), will be issued as ordinary bearer shares with no par value. The Company's current share capital in the amount of €260,763,000.00 will be represented by one or several global share certificates without global dividend coupons, which will be deposited with Clearstream Banking AG, Frankfurt am Main. Section 3 paragraph 4 of our articles of association excludes shareholders' rights to receive individual share certificates for their shares. The board determines the form of the share certificates. The Company shares that are the subject matter of the offering provide holders thereof with the same rights as all of our other shares and do not provide any rights or advantages in excess thereof.

Delivery and Settlement

Delivery of the offered shares against payment of the offer price and the standard commission is expected to take place two banking days after the listing. The shares will be made available to shareholders as co-ownership shares of the respective global certificate.

At the purchaser's discretion, the shares purchased in this offering will be credited to a securities deposit account maintained by a bank with Clearstream Banking AG, Frankfurt am Main, for the

account of such purchaser or to the securities deposit account of a participant in Euroclear Bank S.A./N.V., as operator of the Euroclear system, or Clearstream Banking S.A., Luxembourg.

ISIN/German Securities Code (WKN)/Common Code/Trading Symbol

International Securities Identification Number (ISIN)	DE000WCH8881
German Securities Code (WKN)	WCH888
Common Code	024679608
Trading symbol	WCH

Transferability of the Shares

The offered shares are freely transferable in accordance with the legal requirements for bearer shares. Except for the restrictions set forth in "*—Market Protection Agreement/Selling Restrictions (Lock-up)*", there are no prohibitions on disposal or restrictions with respect to the transferability of our shares.

Allotment Criteria

General Allotment Criteria

Except for the preferential allotment to eligible employees and board members of the Wacker Group (see "*—Preferential Allotment*"), there are no agreements on the allotment method between us, the other Selling Shareholders and the Underwriters prior to commencement of the offering period. We, Blue Elephant Holding GmbH and the Underwriters did, however, agree that, especially in case of a substantial excess demand, preference should be given to high-quality investors and investors pursuing a long-term investment strategy. Regarding the allotment of shares to private investors, we, the other Selling Shareholders and the Underwriter will adhere to the "Principles for the Allotment of Share Issues to Retail Investors" (*Grundsätze für die Zuteilung von Aktienemissionen an Privatanleger*) issued on June 7, 2000 by the Stock Exchange Commission of Experts (*Börsensachverständigenkommission*) of the German Federal Ministry of Finance (*Bundesministerium der Finanzen*). After the end of the offering period, we, the other Selling Shareholders, and the Underwriters will determine the details of the allotment method and publish them in accordance with the Principles for the Allotment of Share Issues to Retail Investors. We will apply uniform criteria to all consortium banks and their affiliates in regard to allotment of shares to private investors.

Preferential Allotment

We plan to allot shares on a preferential basis as follows:

In connection with the preferential allotment, the majority of our employees in Germany (excluding members of the executive board and the supervisory board and selected members of our senior management) will be given the opportunity to purchase shares in a value of up to €5,000 per person (rounded off to the next whole share) on a preferential basis at the offer price (in total, this allows for a preferential allotment of shares in a value of up to approximately €58 million).

Moreover, selected persons belonging to the senior management of our Group will be given the opportunity to purchase shares in a value of up to €50,000 (rounded down to the next whole share) at the offering price on a preferential basis (in total, this allows for a preferential allotment of shares in a value of up to approximately €1.2 million). The members of our management board and our supervisory board will be given the opportunity to purchase shares in a value of

up to €500,000 (rounded off to the next whole share) at the offering price on a preferential basis (in total, this allows for a preferential allotment of shares in a value of up to approximately €10 million).

The respective employees and members of our governing bodies shall be eligible, as long as an employment relationship with us exists, for a discount of a total of €135, subject to the respective regulations regarding the tax-free provision of shares to employees. If certain designated employees subscribe to our shares up to an amount of €500 (calculated based on the offering price), they will be entitled to receive those shares at a discount to the offer price, which is reduced on a pro rata basis according to the number of shares subscribed to.

The respective employees and board members shall undertake to abstain from selling the shares purchased under the preferential allotment until October 31, 2006.

The maximum percentage of our offered shares to be allotted on a preferential basis is to be determined and will be published in a supplement to this offering circular.

Stabilization Measures, Over-allotments and Greenshoe Option

In connection with the placement of the offered shares, Morgan Stanley acts as stabilization manager and can take measures, also through affiliated companies, to stabilize the market price of our shares, in order to counterbalance any existing sales pressure (stabilization measures).

A stabilization manager is not obligated to initiate stabilization measures. Therefore, there is no guarantee that stabilization measures will be initiated at all. In the event that stabilization measures are initiated, they can be stopped at any time without prior notification. Stabilization measures can be taken beginning on the date on which our shares are first listed, and must be completed no later than 30 calendar days after such date (stabilization period).

Stabilization measures may result in a higher share price than would have been the case in the absence of such measures. In addition, stabilization measures may temporarily result in a share price at a level that is not sustainable. In view of possible stabilization measures, investors can be allotted a to-be-determined maximum number of shares of the Company, which will be published in a supplement to this offering circular in addition to the to-be-determined maximum number of offered shares of the Company, which will be published in a supplement to this offering circular, as part of the allotment of the offered shares (over-allotment). The shares of the Company required in order to effect a potential over-allotment, are temporarily granted to Morgan Stanley by us (in a to-be-determined maximum number, which will be published in a supplement to this offering circular) and by Blue Elephant Holding GmbH (in to-be-determined maximum number, which will be published in a supplement to this offering circular) by way of a share lending agreement.

Moreover, Morgan Stanley (on behalf of the Underwriters) has the option to acquire additional shares at the offer price (less agreed commissions) from Blue Elephant Holding GmbH (in a to-be-determined maximum number, which will be published in a supplement to this offering circular) and from the Company (in a to-be-determined maximum number, which will be published in a supplement to this offering circular) within 30 calendar days following the listing of our shares (the so-called Greenshoe option). This Greenshoe option may be exercised only to the extent of the over-allotment.

Within one week after the end of such stabilization period, information will be published in the *Frankfurter Allgemeine Zeitung* and on our website, announcing whether stabilization measures were implemented or not, the date when stabilization measures commenced, the date of the last stabilization transaction, and the price range within which stabilization transactions occurred for each date on which a stabilization measure was implemented. The exercise of the Greenshoe option, the date of such exercise, as well as the number and type of shares involved will also be

immediately published in the manner described above for the publication of information regarding initiation of stabilization measures following the end of the stabilization period.

Market Protection Agreement and Limitations on Disposal (Lock-up)

We have agreed with the Underwriters that, for a period of six months after the initial offering of the shares of the Company, we will not

- (a) directly or indirectly pledge, allot, buy, sell, offer, contract to sell, otherwise transfer, or disclose an offer relating to, shares in the Company or other securities which are convertible into or exchangeable for the shares in the Company, or which represent the right to acquire the shares in the Company, nor (b) enter into or perform any direct or indirect transactions (including derivatives transactions) that correspond in their economic effect to the sale or purchase of shares in the Company, nor (c) directly or indirectly cause or permit any of the transactions set forth under (a) and/or (b) above;
- announce or effect a capital increase from authorized capital;
- propose a resolution for a capital increase to our shareholders' meeting; and
- sell any of our own shares

without the prior written consent of the Global Coordinators.

The restrictions set forth above do not apply to the issue or sale of shares or other securities distributed to employees of the Company or its affiliated companies, the issue of shares against non-cash capital contributions in connection with an acquisition, an investment or a joint venture directly to the partner in such acquisition, investment or joint venture, provided that such partner in turn undertakes in relation to the Underwriters to abide by the above market protection agreement.

The other Selling Shareholders (Morgan Stanley & Co. Inc., to the extent it holds shares for its own account) and Dr. Alexander Wacker Famliengesellschaft mbH have agreed with the Underwriters that, for a period of six months after the initial listing of the shares of the Company on the Frankfurt Stock Exchange, they will not

- directly or indirectly cause or permit shares in the Company or other securities which are convertible into or exchangeable for shares of the Company or which represent the right to acquire the shares in the Company to be issued, sold, offered, marketed or otherwise transferred, or a related offer to be disclosed; or
- cause, permit or directly or indirectly enter into any transaction (including derivatives transactions) that transfers to another, in whole or in part, the economic risk of holding the shares

without the prior written consent of the Global Coordinators.

The above lock-up does not apply to disposals in connection with a public take-over or acquisition offer made by a third party, and in connection with disposals to third parties, provided that such third party or third parties agree(s) to the restrictions set forth in the preceding clause.

Admission to the Frankfurt Stock Exchange and Initial Listing

The application for admission of the entire share capital of the Company for trading on the official market segment, and simultaneously in the sub-segment thereof with further post-admission obligations (Prime Standard) of the Frankfurt Stock Exchange will likely be filed during the week of March 27, 2006. The admission decision is expected to be announced one working

day prior to expiration of the offering period. The listing on the Frankfurt Stock Exchange is expected to take place on the first trading day after expiration of the offering period. The Underwriters regularly place purchase orders at the time of listing in order to support the development of the initial market price. This may lead to the development of a higher initial market price than would otherwise exist in the absence of these measures.

Designated Sponsors

Morgan Stanley Bank AG and UBS Limited each assume the function of Designated Sponsor of our shares traded on the Frankfurt Stock Exchange with Morgan Stanley Bank AG and UBS Limited each being entitled to designate an appropriately authorized third party to perform its functions. Pursuant to the designated sponsor agreement between Morgan Stanley Bank AG and/or UBS Limited and Wacker Chemie AG, Morgan Stanley Bank AG and/or UBS Limited will, *inter alia,* place limited buy and sell orders for our shares in the electronic trading system of the Frankfurt Stock Exchange during daily trading times. It is expected that such limited buy and sell orders will increase activity in the public trading of our shares.

Reasons for the Offering and Use of Proceeds

We have several reasons for conducting the offering. The net issue proceeds we will receive will strengthen our capital resources in view of our expected growth. The offering also allows us to heighten our profile in the public eye. In addition, the other Selling Shareholders, Blue Elephant Holding GmbH and Morgan Stanley & Co. Inc., are planning to repay their third-party debt and/or realize some of their investments. Finally, the offering will enable us to raise equity capital on the capital market, if necessary.

We will receive the net proceeds from the issue, i.e. the gross proceeds from the sale of the ultimately placed own shares minus the portion of the total costs of the offering incurred by us. We intend to use the net proceeds from the offering to finance our planned investments in growth. We will focus these investments mainly on the expansion of production capacities in Zhangjiagang in our WACKER SILICONES business division, for the construction of a new production facility for polysilicon in Burghausen in our WACKER POLYSILICON business division and the expansion of our capacities for the 300 mm wafers production (in Burghausen and Freiberg by optimizing existing production processes, and the planned joint venture with Samsung in Singapore) in our SILTRONIC business division (see also "*Business Description — Investments*").

The amount of the gross proceeds from the offering and sale of the shares in connection with this offering depends on the number of shares offered and actually placed, as well as the stipulated offer price. We expect to generate gross proceeds in the amount of at least €250 million. However, we can only reliably predict gross proceeds once the offering price range has been set. The price range will depend on how the expected valuation of our shares will develop in the course of the planned marketing phase (road show) commencing on March 27, 2006, and what indicators result from these talks for us, the other Selling Shareholders, and the Underwriters, who will together determine the price range. Moreover, the price range will be decisively influenced by the market environment at the time when the price range will be determined as well as by investor expectations for our markets. At the same time, the valuation is subject to uncertainties that arise from the limited comparability of our business with listed companies operating in the same industry as we do. We will publish an estimate of gross proceeds from the issue in the supplement to this offering circular, in which the price range will be announced (see also "*The Offering — Price Range, Offer Period, Offer Price and Allotment*").

Since the costs incurred by us in connection with the offering depend on the total number of shares placed and the offer price, which determine the amount of applicable commissions, we cannot reliably predict the costs of the offering at present. We estimate that the costs excluding the commissions of the Underwriters will amount to €4 million to €6 million. We will publish an estimate of total costs in connection with the offering including commissions along with the supplement to this offering circular, in which the price range will be announced.

The other Selling Shareholders shall receive all proceeds from the sale of the existing shares (minus commissions and costs) sold by the other Selling Shareholders.

Dividend Policy and Attributable Earnings

We (or our legal predecessor) did not distribute any profits or dividends to our shareholders for the fiscal years 2003 and 2004. On March 15, 2005, our general shareholders' meeting decided to distribute a dividend of €1.60 to our shareholders for the fiscal year 2005. Dividends may only be paid out of the net earnings reported in the financial statements of Wacker Chemie AG. Contrary to our consolidated financial statements, which were prepared according to IFRS for the first time for the year ended on December 31, 2005, the unconsolidated annual financial statements relevant for the distribution of dividends are prepared according to German GAAP. There are significant differences between the accounting rules under German GAAP and IFRS. In calculating the net earnings available for distribution, the net income of a year must be adjusted by the amount of losses or earnings carried forward from the previous year, as well as by withdrawals or transfers to provisions. Certain provisions are required by law and must be deducted when calculated the net earnings available for distribution. As the distribution of dividends is subject to a 20% capital gains tax and a 5.5% solidarity surcharge levied on the capital gains tax, the respective amounts for these taxes will be deducted from the payout. See "*Taxation in the Federal Republic of Germany*" for information on the taxation of dividends. Our articles of association enable our management board, subject to approval by our supervisory board and the preliminary financial statement containing a net profit, to distribute the expected earnings of the previous fiscal year by an advance dividend to shareholders. Such advance dividend may not exceed half of the amount that is left after the deduction of statutory provisions or provisions provided by our articles of association from net profits. In addition, such advance dividend may not exceed half of the previous years' net earnings. To the extent that we report net earnings in our unconsolidated financial statements in the future, and subject to resolution by the general shareholders' meeting, we plan to distribute a dividend to our shareholders that yields an adequate dividend return (dividend divided by share price) in line with other companies in the chemical industry, or approximately 2%.

The following overview shows the results (rounded to two decimal places) of the Company and our Group, and the earnings per share determined in accordance with IFRS and in accordance with German GAAP, distributed by us with respect to the years ended on December 31, 2003, 2004 and 2005. A description of certain significant differences between IFRS and German GAAP, insofar as they affect our 2004 fiscal year consolidated financial statements, is provided in the notes to our consolidated financial statements for the year ended on December 31, 2005 at Note 26 (starting on page F-47). A comparison between the financial information contained in this offering circular is possible only with data prepared under the same method, i.e. only the German GAAP compliant financial data for the fiscal years ended on December 31, 2003 and December 31, 2004 can be compared, and the IFRS compliant financial data for the fiscal years ended on December 31, 2004 and December 31, 2005. Therefore, the following summary financials are not to be read as a continuous sequence. The reader must take into account that the financial data for the fiscal year ended on December 31, 2003 was prepared exclusively according to German GAAP, the financial data for the fiscal year ended on December 31, 2005 exclusively according to IFRS.

	As of December 31,			
	2003*	2004*	2004*	2005*
	German GAAP	German GAAP	IFRS	IFRS
	(€ millions, unless indicated otherwise)			
Consolidated net income (loss) of Wacker Group	(80.5)	68.3	16.1	144.2
Per share[(1)]	(1.54)	1.31	0.31	2.91

	2003*	2004*	2005*
		(€ millions)	
Unconsolidated profit/loss of Wacker Chemie AG according to German GAAP[(2)]	(640.8)	(279.4)	136.5
Per share (in €)	(12.29)	(5.36)	2.76
Dividend and proposed dividend per share (in €)	0	0	1.60

(*) The net income figures calculated in accordance with IFRS for fiscal years 2004 and 2005 are derived from the audited consolidated financial statements for the year ended on December 31, 2005, which were prepared in accordance with IFRS and are presented in the financial section of this offering circular. The consolidated net income figures calculated in accordance with German GAAP for the fiscal years 2004 and 2003 are derived from the audited consolidated financial statements for the years ended on December 31, 2004 and December 31, 2003, which were prepared in accordance with German GAAP and are also presented in the financial section of this offering circular. The unconsolidated net income figures calculated in accordance with German GAAP are based on the audited unconsolidated financial statements for the years ended on December 31, 2003, 2004 and 2005, which were prepared in accordance with German GAAP. The audited unconsolidated financial statements for the year ended on December 31, 2005 are presented in the financial section of this offering circular.

(1) Calculated by dividing the net income (loss) calculated in accordance with German GAAP or IFRS by the weighted average number of shares issued in the respective fiscal year, minus own shares held by the Company itself; please note that for the 2005 fiscal year, pursuant to IAS 33, the number of shares held by the Company was taken into account only on a pro-rated basis for a period of four months (4/12 times the number of own shares — or 7,823,000 shares — held by the Company). For years when the Company was still a company with limited liability (*Gesellschaft mit beschränkter Haftung*), the assumed number of shares issued is calculated by dividing the Company's nominal capital by €5. For the 2005 fiscal year, the calculations were based on 49,544,933 shares. The figures for the 2004 fiscal year are based on 52,152,600 shares and the 2003 figures on 52,152,600 shares.

(2) The earnings per share were calculated by dividing the unconsolidated profit/loss for the year in the unconsolidated financial statements of Wacker Chemie AG per German GAAP by the weighted average number of shares issued during the respective period. This average number was calculated in accordance with IAS 33, as German GAAP do not provide for a corresponding method of calculation. The shares taken into account in the calculations are those in footnote (1).

Capitalization

The information in the following table has been derived from our audited consolidated financial statements for the year ended on December 31, 2005 prepared in accordance with IFRS and presented in the financial section of this offering circular. This table should be read in conjunction with these audited consolidated financial statements as of and for the fiscal year ended December 31, 2005 and the notes thereto. As the proceeds flowing to us from the sale of our shares in connection with the offering depend on the offer price, the proceeds flowing to us from the IPO can only be estimated once the price range has been set. Information on these proceeds as well as on their potential effect on the capital resources of the Wacker Group will be published in the addendum, in which the price range will be announced.

	As of December 31, 2005
	(€ millions, except for number of shares)
Financial liabilities	905.0
of which	
long-term financial liabilities	852.0
of which secured	0
of which unsecured	852.0
short-term financial liabilities	53.0
of which secured	0
of which unsecured	53.0
guaranteed by third parties	0
Consolidated shareholders' equity	**936.2**
Share capital	260.8
Capital provisions	59.9
Own shares, retained earnings/net earnings, translation adjustments, revenue-neutral changes in shareholders' equity	612.2
Minority equity	3.3
Capitalization (total)[1]	**1,841.2**
Number of shares in the Company	52,152,600

(1) Capitalization comprises the sum of our financial liabilities and our consolidated shareholders' equity.

We believe to currently have sufficient working capital, own capital and debt to meet our capital demands for the next 12 months.

Selected Consolidated Financial Information and Operating Data

The selected financial information summarized below is derived from audited consolidated financial statements for the years ended on December 31, 2003, 2004 and 2005, which are presented in the financial section of this offering circular. Our consolidated financial statements for the year ended on December 31, 2005 were prepared using the cost of sales method (*Umsatzkostenverfahren*) on the basis of the International Financial Reporting Standards ("IFRS"). The consolidated financial statements for the years ended on December 31, 2003 and 2004 were prepared using the cost of sales method in accordance with the German Commercial Code (*Handelsgesetzbuch — HGB*) ("German GAAP"). Since fiscal year 2005, we have prepared our consolidated financial statements in accordance with IFRS; our IFRS compliant consolidated opening balance sheet was prepared as of January 1, 2004 (our transition date to IFRS in accordance with IFRS 1). We prepared our first IFRS compliant consolidated financial statements as required under IFRS 1 for the year ended on December 31, 2005. Accordingly, we have also converted from German GAAP to IFRS for our external reporting since fiscal year 2005.

KPMG Deutsche Treuhand-Gesellschaft Aktiengesellschaft Wirtschaftsprüfungsgesellschaft ("KPMG") audited and issued an unqualified auditors' opinion with respect to each of our consolidated financial statements for the year ended on December 31, 2005, prepared in accordance with IFRS (the "IFRS consolidated financial statements"), and each of our consolidated financial statements for the years ended on December 31, 2003 and December 31, 2004 prepared in accordance with German GAAP (the "German GAAP consolidated financial statements").

The IFRS rules differ in several significant aspects from U.S. GAAP and German GAAP. For a description of significant differences between IFRS and U.S. GAAP, insofar as they affect our consolidated financial statements, see *"Management's Discussion and Analysis of Financial Condition and Results of Operations — Summary of Significant Differences between IFRS and U.S. GAAP"*. A description of significant differences between IFRS and German GAAP, to the extent that they affect our consolidated financial statements for 2004, is provided in the notes to our consolidated financial statements for the year ended on December 31, 2005 under note 26 (starting on page F-47); see also *"— Transition to IRFS"*.

All IFRS compliant financial data contained in this offering circular are derived from our IFRS consolidated financial statements, which contain the audited figures for the fiscal year ended on December 31, 2005 and comparable figures from the fiscal year ended on December 31, 2004. The German GAAP compliant financial data contained in this offering circular are derived from the audited German GAAP consolidated financial statements. A comparison between the financial information contained in this offering circular is possible only with data prepared under the same method, which means that only the German GAAP compliant financial data for the fiscal years ended on December 31, 2003 and December 31, 2004 can be compared, and the IFRS compliant financial data for the fiscal years ended on December 31, 2004 and December 31, 2005. Therefore, the following selected financial information should not be read in a continuous sequence. You should take into account that the financial data for the fiscal year ended on December 31, 2003 was prepared exclusively in accordance with German GAAP, and the financial data for the fiscal year ended on December 31, 2005 was prepared exclusively in accordance with IFRS. Financial data prepared in accordance with German GAAP and financial data prepared in accordance with IFRS are not comparable.

In addition, the following selected financial information should be read in conjunction with *"Management's Discussion and Analysis of Financial Condition and Results of Operations"* and the audited consolidated financial statements contained in this offering circular, including the related notes, and any other financial information included elsewhere in this offering circular.

	For the fiscal year ended December 31,(*) (€ millions)			
	2003	2004		2005
	German GAAP	German GAAP	IFRS	IFRS
Selected Data from Our Consolidated Income Statement				
Sales	**2,467.6**	**2,542.8**	**2,504.3**	**2,755.7**
Costs of goods sold	(1,941.4)	(1,906.7)	(1,982.3)	(2,107.6)
Gross profit from sales	**526.2**	**636.1**	**522.0**	**648.1**
Selling expenses	(293.1)	(295.1)	(206.1)	(211.2)
Research and development	(151.7)	(151.5)	(150.6)	(146.9)
General administration expenses	(104.5)	(93.6)	(88.5)	(88.8)
Other operating income	169.4	194.2	143.9	179.7
Other operating expenses	(205.1)	(94.8)	(121.5)	(128.1)
Operating result	**(58.8)**	**195.3**	**99.2**	**252.8**
Investment result	22.8	11.2	n/a	n/a
Financial result (German GAAP)	(36.5)	(36.8)	n/a	n/a
Equity result (IFRS)	n/a	n/a	2.0	(0.3)
Other investment result (IFRS)	n/a	n/a	9.2	8.4
Interest result (IFRS)	n/a	n/a	(36.5)	(34.9)
Other financial result (IFRS)	n/a	n/a	(11.1)	(7.5)
Limited Partnership interests relating to minorities (IFRS)	n/a	n/a	(11.8)	(11.5)
Pre-tax result/Results from ordinary business operations	**(72.5)**	**169.7**	**51.0**	**207.0**
Income tax	(22.9)	(90.2)	(62.4)	(63.1)
Result from continuing operations	n/a	n/a	(11.4)	143.9
Result from discontinued operations	n/a	n/a	27.7	0.0
Net profit/loss	**(95.4)**	**79.5**	**16.3**	**143.9**
Minority interests	14.9	(11.2)	(0.2)	0.3
Consolidated result/Result owed to Wacker Chemie AG Shareholders	**(80.5)**	**69.3**	**16.1**	**144.2**

(*) The amounts in the columns may not add up due to rounding differences.

	For the fiscal year ended December 31,(*) (€ millions, unless otherwise stated)			
	2003	2004		2005
	German GAAP	German GAAP	IFRS	IFRS
Selected Data from our Consolidated Balance Sheet				
Intangible assets	17.3	18.4	18.5	16.2
Property, plant and equipment	1,518.7	1,494.9	1,831.1	1,819.1
Financial assets	92.7	77.4	1.5	1.5
Other long-term assets(1)	n/a	n/a	104.2	100.9
Long-term assets	**1,628.7**	**1,590.7**	**1,955.3**	**1,937.7**
Inventories	395.5	366.1	366.9	382.0
Trade receivables	333.7	332.7	340.4	420.2
Cash and cash equivalents	23.4	24.7	24.7	34.7
Other current assets(2)	123.8	140.8	128.1	109.9
Current assets	**876.4**	**864.3**	**860.1**	**946.8**
Total assets	**2,505.1**	**2,455.0**	**2,815.4**	**2,884.5**
Equity	626.6	678.6	912.1	936.2
Financial liabilities	995.7	851.4	872.3	905.0
Provisions for pensions	274.4	282.3	336.3	352.1
Other provisions and accruals	363.9	372.4	271.4	247.4
Other liabilities(3)	244.5	270.3	423.3	443.8
Total liabilities and shareholders' equity	**2,505.1**	**2,455.0**	**2,815.4**	**2,884.5**
Selected Data from our Statements of Cashflows				
Cashflow from operating activities	340.7	366.4	367.4	452.9
Cashflow from investing activities	(331.8)	(229.0)	(220.2)	(297.1)
Cashflow from financing activities	(13.4)	(135.2)	(145.0)	(148.1)
Change in cash and cash equivalents	(7.2)	1.3	1.3	10.0
Selected Operational Data				
EBIT(4), (9)	(36.0)	206.5	110.4	260.9
EBITDA(4), (5), (9), (10)	384.8	518.5	447.3	608.5
Net borrowings(6)	972.3	826.7	847.6	870.3
Net Working Capital(7)	553.9	496.2	502.1	585.8
Personnel expenses	925.8	885.4	881.8	867.8
Depreciation/reversed depreciation of property, plant and equipment, financial assets and intangible assets(10)	420.8	312.0	336.9	347.6
Capital expenditures(8), (10)	331.7	365.4	364.5	296.8

(*) The amounts in the columns may not add up due to rounding differences.

(1) Sum of Interests valued at equity, Long-term financial assets, Other long-term assets and Deferred tax assets.

(2) Sum of Other short-term assets and Tax receivables.

(3) Sum of Current and Long-term liabilities excluding Financial liabilities, Provisions for pensions and similar obligations, and Other provisions and accruals.

(4) In accordance with German GAAP, EBIT (Earnings Before Income and Taxes) is the net profit/net loss for the respective fiscal year before interest and other financial income/expenses and taxes on income. In accordance with IFRS, EBIT is the net result of ongoing business operations for the respective fiscal year before interest and other financial income/expenses, other shareholders' limited partnership income, and taxes on income. See footnote 9 on how to calculate EBIT. We report EBIT because our management board considers it a useful parameter for the assessment of our business performance. In the fiscal years ended on December 31, 2004 and 2005, the effects of the

completion of disposals and the effects from the restructuring of our SILTRONIC business division and extraordinary write-downs have contributed to the EBIT pursuant to IFRS:

	For the fiscal year ended December 31,	
	2004	2005
	(€ millions)	
Special effects of the final winding up of disposals	—	32.7
Restructuring/impairment charges SILTRONIC(*)	(16.6)	4.0

(*) Includes the reversal of restructuring provisions in 2005 and impairments of intangible assets in 2004 and 2005.

(5) EBITDA is EBIT before depreciation/reversed impairments of property, plant and equipment, financial assets and intangible assets. The depreciation/reversed impairments of property, plant and equipment, financial assets and intangible assets is shown in Note 5 to the IFRS consolidated financial statements, and Notes 11, 12 and 13 to the German GAAP consolidated financial statements. See footnote 9 on how to calculate EBITDA. We report EBITDA because our management board considers it a useful parameter for the assessment of our business performance. In the fiscal years ended on December 31, 2004 and 2005, the effects of the completion of disposals as well as the effects of the restructuring of our SILTRONIC business division contributed as follows to EBITDA determined in accordance with IFRS:

	For the fiscal year ended December 31,	
	2004	2005
	(€ millions)	
Special influences of the final winding up of disposals	—	32.7
Restructuring/impairment charges SILTRONIC(*)	(10.3)	14.3

(*) Includes the same effects as in footnote 4, except for the depreciation of real estate and fixed assets in 2005 and the depreciation of Wasserburg in 2004 and 2005.

Our reported EBIT and EBITDA are not ratios defined by German GAAP or IFRS. The EBIT and EBITDA reported by us in the above form is not necessarily comparable with ratios of a similar name published by other companies.

(6) Financial liabilities minus cash and cash equipments.

(7) Sum of inventories and trade receivables minus short-term trade payables (due within one year).

(8) Increases to intangible assets and property, plant and equipment in accordance to the investment schedule set forth in Note 5 to the IFRS consolidated financial statements, and Notes 11 and 12 to the German GAAP consolidated financial statements.

(9) The following table shows the reconciliation of the result for the period to EBIT and EBITDA for the respective years:

	For the fiscal year ended December 31,(*) (€ millions, unless otherwise stated)			
	2003	2004		2005
	German GAAP	German GAAP	IFRS	IFRS
Net profit/loss/Result from continuing operations	(95.4)	79.5	(11.4)	143.9
Income tax	22.9	90.2	62.4	63.1
Interest and other financial result (German GAAP)	36.5	36.8	n/a	n/a
Interest result (IFRS)	n/a	n/a	36.5	34.9
Other financial result (IFRS)	n/a	n/a	11.1	7.5
Limited partnership interests relating to minorities (IFRS)	n/a	n/a	11.8	11.5
EBIT	**(36.0)**	**206.5**	**110.4**	**260.9**
Depreciation minus reversed impairments(10)	420.8	312.0	336.9	347.6
EBITDA	**384.8**	**518.5**	**447.3**	**608.5**

(10) In each case, only with regard to continuing operations.

Management's Discussion and Analysis of Financial Condition and Results of Operations

Investors should consider the following discussion and analysis of our net assets, financial condition and results of operations in connection with our consolidated financial statements and the notes thereto, as well as the other financial information contained in this offering circular. For our audited consolidated financial statements as of and for the years ended December 31, 2003, 2004 and 2005, see the Financial Section of this offering circular (beginning on page F-2). As part of our adoption of International Financial Reporting Standards ("IFRS"), promulgated by the International Accounting Standards Board ("IASB"), as our accounting standard, our consolidated financial statements were prepared, for the first time, in accordance with IFRS with respect to the year ended December 31, 2005. (our "IFRS Consolidated Financial Statements"). As a result, our IFRS Consolidated Financial Statements also contain the corresponding figures as of and for the year ended December 31, 2004. In the future, all of our consolidated financial statements and interim consolidated financial statements will be prepared in accordance with IFRS.

Our consolidated financial statements as of December 31, 2003 and 2004 (our "German GAAP Consolidated Financial Statements") were prepared using the cost of sales method (Umsatzkostenverfahren), and the Company's unconsolidated financial statements as of and for the year ended December 31, 2005 were prepared using the total cost method (Gesamtkostenverfahren), in accordance with the German Commercial Code (Handelgesetzbuch — HGB) (German GAAP). IFRS differ in several significant respects from U.S. GAAP and German GAAP. For a summary of significant differences between IFRS and U.S. GAAP, to the extent that such differences affect our consolidated financial statements, see "— Summary of Significant Differences Between IFRS and U.S. GAAP". For a summary of significant differences between IFRS and German GAAP, to the extent that such differences affect our 2004 consolidated financial statements, see Note 26 to our consolidated financial statements as of and for the year ended December 31, 2005 (beginning on page F-47); see also "— Operating Results — Transition to IFRS".

The following discussion and analysis of our net assets, financial condition and results of operations contains forward-looking statements that are based on assumptions with respect to our future business development. Because of the influence of many factors, including, among others, the risks described in "Risk factors" and in other places in this offering circular, our actual results may deviate materially from the projected results contained in such forward-looking statements.

Overview

We are a global chemical group that has gained leading market positions in most of the markets we serve by offering a broad range of technologically advanced specialty products with substantial potential to add value to a wide range of business sectors and industries.

In 1914, we began producing chemical products in Burghausen (Bavaria), Germany, which today is still our most important production site, and have since developed into a global chemical Group. Throughout our history, we have had remarkable success as a technology leader in our areas of operation and achieved major successes, such as the first production of highly purified silicon for the semiconductor industry in 1953, the conversion of vinyl chloride production using ethylene instead of acetylene as the raw material in 1965, the commencement of production of 300 mm-wafers in 1990 and the first production of hyperpure polycrystalline silicon specifically for the solar power industry in 2000.

We operate through five business divisions (*Geschäftsbereiche*): WACKER SILICONES, WACKER POLYMERS, WACKER POLYSILICON, WACKER FINE CHEMICALS and SILTRONIC.

- WACKER SILICONES was the world's third-largest producer of silicone products in 2005, and the global market leader in the field of silicones in building protection (*Source: Bowrey Consulting; WACKER Group estimates*). The division's product portfolio ranges from silicone-based oils, emulsions, resins, elastomers and sealants, to silanes, which are used as adhesion mediums, for surface modification and/or reticulation, up to pyrogenic silica.

- WACKER POLYMERS produces binders and polymeric additives in the form of redispersible powders and dispersions, polyvinyl acetates, varnish resins, polyvinyl butyrals and polyvinyl alcohol solutions and, in 2005, was the world's largest producer of redispersible powders, construction dispersions and chewing gum base (*Source: Research by AC Treuhand; WACKER Group estimates*). These products are used in a wide variety of industrial applications or as basic chemicals.

- WACKER FINE CHEMICALS has an innovative product portfolio that includes, among other things, chiral synthesis building blocks, silanes and organic intermediate products, natural and biotechnologically produced cyclodextrines and cysteine as well as pharmaceutical proteins. We believe it is the world's largest producer of cyclodextrin and acetylacetone. The division's products are used in a wide variety of industrial applications or as basic chemicals, especially in automotive manufacturing and in the construction chemistry, paper and adhesive industry as well as in the manufacture of printer colors and coatings.

- WACKER POLYSILICON produces polysilicon, pyrogenic silica, chlorosilanes and sodium chloride (table salt) and is the world's second-largest producer of polysilicon and the market leader for polysilicon applications in the solar power industry (*Source: Research by SEMI; WACKER Group estimates*). Polysilicon is supplied to manufacturers of silicon wafers, of whom our SILTRONIC business division is its largest customer, accounting for approximately 28% of WACKER POLYSILICON's sales as of December 31, 2005. This business division also supplies polysilicon to producers of solar crystals, the precursors to solar cells.

- SILTRONIC is the world's third largest producer of silicon wafers and the world market leader in certain segments of the wafer market, such as in wafers for PowerMOS applications (*Source: Research by Gartner; Wacker Group estimates*). Silicon wafers are the key component product for the majority of semiconductors. Discrete semiconductor components (transistors, rectifiers, etc.) and microchips (microprocessors, memory, etc.) are produced from silicon wafers.

The following discussion and analysis of our net assets, financial condition and results of operations for 2004 and 2005, based on our IFRS Consolidated Financial Statements as of December 31, 2005, relates to segments which correspond to the following business divisions: WACKER SILICONES, WACKER POLYMERS, WACKER FINE CHEMICALS, WACKER POLYSILICON and SILTRONIC. We have accounted for these segments as divisions in this form since January 1, 2005, and our IFRS Consolidated Financial Statements as of December 31, 2005 contain comparative information (prepared in accordance with IFRS) for such segments as of and for the year ended December 31, 2004. In addition, our IFRS Consolidated Financial Statements include the segment Central Functions/Other, which includes (a) cross-divisional services such as plant infrastructure and power supply, (b) overheads which contains items that cannot be allocated to individual segments (including, primarily, common costs for such centralized tasks as accounting/controlling and legal affairs) and (c) non-applications-oriented research in connection with the Consortium for the Electro-chemical Industry (*Consortium für elektrochemische*

Industrie). In this segment, we also report sales of infrastructure services to third parties (such as Vinnolit GmbH & Co. KG and APP GmbH & Co. KG in Burghausen).

Our German GAAP Consolidated Financial Statements reflect only the business divisions Chemicals, Semiconductors (SILTRONIC) and Other/Services, whereas such financial statements do not include separate segment results. We did, however, take into account the group structure as of January 2005 (i.e., the break-down of our segment chemicals into the business divisions WACKER SILICONES, WACKER POLYMERS, WACKER FINE CHEMICALS and WACKER POLYSILICON) in our internal financial reporting for the year ended December 31, 2004. Accordingly, the financial statements (prepared in accordance with German GAAP) as of and for the years ended December 31, 2004 and 2003 for WACKER SILICONES, WACKER POLYMERS, WACKER FINE CHEMICALS and WACKER POLYSILICON are based on the relevant statements in the management report accompanying our 2004 German GAAP Consolidated Financial Statements. The data for SILTRONIC is based on the respective segment items prepared in accordance with German GAAP. In the segment items prepared in accordance with German GAAP, however, the polysilicon trading business is reported under SILTRONIC and not, as in the IFRS consolidated statements, under WACKER POLYSILICON, and the salt business is reported under WACKER POLYMERS, and not, as in the IFRS consolidated statements, under WACKER POLYSILICON.

Factors Influencing Our Results

The most important factors that may affect our results include the following:

Market factors

- ***Cyclical nature of operations within our business divisions, in particular SILTRONIC.*** The business development within our divisions correlates with the business development of the relevant customer markets, which, for most of our divisions, is cyclical. This is true in particular for the semiconductor market, which is the market served by SILTRONIC. Most of the worldwide production volume of semiconductor components is produced from silicon wafers. Accordingly, a close correlation exists between the market for silicon wafers and the semiconductor market. The volatility and cyclical nature of the semiconductor market leads to corresponding fluctuations in the demand for silicon wafers and, as a result, also to fluctuations in sales and prices for silicon wafers. The semiconductor market declined strongly from 2001 through 2003, which negatively affected the business development of SILTRONIC. In recent years, however, the semiconductor market has again grown, which also benefitted SILTRONIC. Despite the fact that the cycles in the semiconductor market also correlate closely to the general economic cycle, we believe that the semiconductor market will continue to be considerably more cyclical compared to other markets. We believe, however, that there are indications that suggest a weakening of the cyclical nature of SILTRONIC's business and/or a shortening of the respective business cycles. Our belief is based, in particular, on the increased use of semiconductor products for numerous applications, and a resulting broader range of end user markets for our SILTRONIC division.
- ***Seasonality in WACKER SILICONES and WACKER POLYMERS.*** WACKER SILICONES generates more than a quarter of its sales from customers in the construction industry, and WACKER POLYMERS generates more than half of its sales from the construction industry. Business development in the construction industry is seasonal with the first and fourth quarters traditionally being weaker than the second and third quarters. This seasonality also influences the business development in WACKER SILICONES and WACKER POLYMERS. These seasonal fluctuations affect the development of our

operating profit more strongly than our sales. In 2005, EBIT in WACKER SILICONES amounted to €23.4 million in the first quarter and €8.8 million in the fourth quarter, compared to €33.3 million in the second quarter and €46.0 million in the third quarter. Also in 2005, EBIT in WACKER POLYMERS amounted to €12.2 million in the first quarter and €10.6 million in the fourth quarter, compared to €27.1 million in the second quarter and €31.0 million in the third quarter of 2005. For an overview of the sales of our divisions in the four quarters of 2005, see "— *Operating Results — Group Results by division on the basis of our IFRS Consolidated Financial Statements — Division for the four quarters of 2005.*"

- ***Competition and pricing pressure.*** Most markets in which we are active worldwide have high barriers to entry as a result of the high technology standards, specific customer requirements and large investment requirements. Therefore, our divisions typically have few competitors, and the entry of new competitors into many of the markets we serve is difficult. Nevertheless, the markets in which we are active are characterized by intense competition. This is true particularly for sectors in which sufficient global production capacity is available and the products we offer are highly standardized and, as a result, relatively fungible. Such markets are served, in part, by WACKER SILICONES and particularly by SILTRONIC. In these markets, the power of customer demand is very pronounced, which can lead to price pressure. This applies particularly to the markets served by SILTRONIC. For example, in 2005 SILTRONIC generated 44% of its sales from its five largest customers. In contrast, by concentrating on research and development and due to the resulting technological leadership in divisions with products that are more differentiated and tailored to detailed customer specifications, in particular in WACKER SILICONES and WACKER POLYMERS, we have the opportunity to implement a pricing policy more favorable to us than is usually the case for mass-manufactured goods. Our largest customer accounted for 4.3% of our sales in 2005.

- ***Effects of currency fluctuations, in particular between the U.S. dollar and the euro, on our sales and profits.*** We conduct our business globally and, as a result, generate a substantial part of our sales and incur a portion of our expenses in currencies other than the euro. In addition, a number of our consolidated subsidiaries report in currencies other than the euro. Therefore, our revenue and earnings results are affected by fluctuations in the relative value of relevant currencies, in particular between the euro and the U.S. dollar. Currency fluctuations become noticeable when sales of a Group company are realized in different currencies than the costs attributable to such sales (transaction risk). A change in the value of the euro compared to the U.S. dollar by one U.S. cent, for example, would have resulted in a change of our EBIT by an amount in the mid one-digit millions. These currency fluctuations also become relevant if assets or liabilities of Group companies are denominated in currencies other than the euro since, in that case, they are carried at the then respective applicable exchange rate in our consolidated financial statements (translation risk).

  We hedge against currency exchange risk in our business operations by using derivative financial instruments. These derivative financial instruments are carried at market value, regardless of the purpose or intent of their use. See "— *Liquidity and Capitalization — Quantitative and Qualitative Statements Regarding Market Risk — Currency risk.*"

The following table sets forth the average annual exchange rate between the US dollar and the euro for the reporting periods set forth in this offering circular.

	Exchange rates on December 31,		
	2003	2004	2005
		($)	
€1.00	1.25	1.36	1.18

	Average exchange rates for the years ended December 31,		
	2003	2004	2005
		($)	
€1.00	1.13	1.24	1.24

- ***Effects of fluctuating raw material and energy prices on our earnings and cash flows.*** Most of our production is not based on petrochemical raw materials. Rather, silicon metal is the most important raw material for WACKER SILICONES, WACKER POLYSILICON and SILTRONIC. Ethylene and methanol, which are the most important raw materials with oil and energy price sensitivity for our Group, represented 10% and 11% of our total cost of materials in 2004 and 2005, respectively, which amounted to €858.6 million in 2004 and €969.0 million in 2005. In addition, with respect to products, WACKER POLYSILICON as a supplier to the solar power industry benefits from higher oil prices. As a result, our manufacturing costs are less affected by oil prices than many other chemical companies. Since we use in connection with our manufacturing a variety of raw materials and substantial amounts of energy from different sources, however, changes in raw material and energy costs nevertheless have a material effect on our expenses. Prices for raw materials and energy are subject to substantial cyclical fluctuations and, in the recent past, have increased continuously and, at times, noticeably. We are attempting to reduce our exposure to general changes in raw material and energy supply. For example, the energy requirements of our largest site in Burghausen is served entirely through our own power plants (most of which use efficient co-generation, as well as hydropower). See *"— Liquidity and Capitalization — Quantitative and qualitative statements regarding market risk — Raw material and energy price risk."*

Operational factors

- ***Capital expenditures.*** Most of the markets in which we operate require substantial investments to take advantage of future growth opportunities such as, in particular, the expansion of production capacity for the manufacture of chemical products, particularly polysilicon and silicon wafers. Such investments are necessary in order to adapt production capacity to increasing market demands, but also for the continuous development of our technological know-how and product portfolio and for sustaining our innovative capabilities.

  As a result, in the periods under review, we invested heavily in the construction of new production facilities, particularly for SILTRONIC. See *"Business Description — Investments."*

  The following table provides an overview of our investments, also taking into account related subsidies, for the years ended December 31, 2005 and 2004 (in accordance with IFRS) and for the years ended December 31, 2004 and 2003 (in accordance with German GAAP). The investments set forth in this table do not correspond to the cash flow from investing activities for the respective year, but rather to the additions to intangible assets,

tangible assets and financial assets in accordance with the assets analysis set forth in Notes 6, 7 and 8 to our IFRS Consolidated Financial Statements and Notes 11, 12 and 13 to our German GAAP Consolidated Financial Statements. For more information regarding cash flows from investing activities, see "— *Liquidity and Capitalization — Historical cash flow statements.*"

	As of December 31,			
	2003(*)	2004(*)	2004(*)	2005(*)
	German GAAP	German GAAP	IFRS	IFRS
	(€ millions)		(€ millions)	
Total net capital expenditures(**)	331.7	365.4	364.5	296.8
Subsidies	28.3	72.3	72.3	20.4
Thereof for the following business divisions:				
WACKER SILICONES				
Net capital expenditures	68.8	101.4	107.0	100.8
Subsidies	16.6	9.5	9.5	3.6
WACKER POLYMERS				
Net capital expenditures	16.4	8.9	9.1	21.0
Subsidies	—	—	—	—
WACKER FINE CHEMICALS				
Net capital expenditures	4.5	4.9	3.6	13.2
Subsidies	—	—	—	—
WACKER POLYSILICON				
Net capital expenditures	24.1	31.8	34.3	67.6
Subsidies	—	—	—	—
SILTRONIC				
Net capital expenditures	163.6	188.6	187.3	68.0
Subsidies	11.7	62.8	62.8	16.8

(*) The preceding financial information prepared in accordance with IFRS is derived from our IFRS Consolidated Financial Statements, which contain audited financial information prepared in accordance with IFRS as of the year ended December 31, 2005 and the corresponding comparative figures as of the year ended December 31, 2004. The preceding financial information prepared in accordance with German GAAP is derived from our German GAAP Consolidated Financial Statements. With respect to the preceding financial information prepared in accordance with German GAAP, only the financial information as of the years ended December 31, 2003 and 2004 is comparable. With respect to the preceding financial information prepared in accordance with IFRS, only the financial information as of the years ended December 31, 2004 and 2005 is comparable. Accordingly, the financial information presented above should not be read as a sequential row.

In particular, it must be taken into account that our divisions in our German GAAP Consolidated Financial Statements were organized differently than in our IFRS Consolidated Financial Statements (see "— *Overview*").

(**) Additions to intangible assets and property, plant and equipment according to Note 5 of our IFRS Consolidated Financial Statements, and Notes 11, 12 and 13 of the Notes to our German GAAP Consolidated Financial Statements.

The largest portion of our planned capital expenditures to 2009 relates to expansion of existing production capacities and new production facilities in order to benefit from growth opportunities in our markets. Our most important investment projects (including investments in financial assets) include:

— Investments in production facilities for the production of the intermediate products siloxane and HDK® ("upstream production"), as well as for the production of silicone end products ("downstream production") in Zhangjiagang (China) (we expect

investments for the Zhangjiagang site to total more than €250 million over the next several years);

— Expansion of redispersible powders production through the construction of new production facilities in Burghausen and Zhangjiagang (planned volume of investment of approximately €55 million over the next several years);

— Construction of a new production facility for polysilicon in Burghausen (planned volume of investment of approximately €200 million in 2006 and 2007) and expansion of additional capacities currently being studied;

— Expansion of the production capacity for 300 mm wafers through additional expansion measures for existing production capacity in Burghausen and Freiberg (Saxony), and construction of a new high-volume production facility for 300 mm wafers as part of a joint venture with Samsung (planned volume of investment of approximately €250 million over the next several years).

Any basic investments in maintenance and repair as well as in further, smaller measures aimed at increasing the capacity of existing production facilities for 2006 and 2007 not listed above are expected to remain at about the levels of the years 2003, 2004 and 2005 in terms of percentage of sales (according to our projections, around 5%-6% of our sales). For more details on the individual investment projects, see *"Business Description — Investments"*.

- ***Advance customer payments in connection with poly production.*** There is currently a global shortage of poly materials. As a result, there is high demand for poly materials from wafer producers and, more importantly, from producers of solar cells and other components for the generation of solar energy who are trying to secure supply of poly materials. To secure a long-term supply of raw materials which may be important to them, many of these companies are willing to make advance payments on deliveries that will occur in 2007 and the following years. As a result, we have entered into agreements with customers in and outside of Germany pursuant to which such customers are provided certain volume shipments of poly material in subsequent years (with corresponding price clauses) if such customers are prepared to make advance payments for these future shipments. The advance payments also serve to pre-finance the investments that we will make for the expansion of our poly production capacity. The advance payments are recorded as Other liabilities, resulting in neither profit nor losses. Such advance payments amounted to a total of approximately €21 million at the end of 2005, and we believe that this amount will increase substantially in future years. The relevant agreements in WACKER POLYSILICON cover approximately 50% of the capacity of our new polysilicon facility in Burghausen for the next 10 years.

- ***SILTRONIC restructuring.*** As of the fourth quarter of 2002, several restructuring measures were implemented in our SILTRONIC business division, through the "P-100" and "OpEx" projects, which contributed to significantly improving SILTRONIC's results in fiscal year 2005 as compared to the prior years and to significantly increasing capacity utilization at the production sites, in particular for 200 mm wafers, by closing some sites (the quantity of 200 mm wafers produced at three sites over the past three months was the same as the quantity previously produced at five sites). EBIT increased from a negative €100.7 million in 2004 to a positive €5.8 million in 2005, and EBITDA from €58.0 million in 2004 to €166.7 million in 2005. In the first quarter of 2005, EBIT of SILTRONIC was a negative €35.5 million, and in the fourth quarter a positive €38.9 million (EBITDA €1.8 million in the first quarter and €76.1 million in the fourth quarter). The release of restructuring provisions, which increased EBITDA by €14.3 million in 2005 (which was partially offset by extraordinary depreciation) and increased EBIT by €4.0 million, occurred for the most part in the second quarter. The projects included

restructuring measures such as combining production facilities to achieve economies of scale, and the closing of the 200 mm silicon wafer production in Wasserburg and Kulim/ Malaysia, the discontinuation of the production of 150 mm silicon wafers in Hikari (Japan), cost savings in purchasing and personnel, as well as the reorganization of the production process.

- ***Internal sales.*** Through our WACKER POLYSILICON division, we supply SILTRONIC with polysilicon on the basis of a framework supply agreement dated December 2003. Pursuant to this agreement, we are, through WACKER POLYSILICON, required to supply SILTRONIC with at least 70% of its total requirements of polysilicon, whereas such obligation is limited to a total of 3,500 tons of polysilicon per year. SILTRONIC, in return, is obliged to accept these quantities. The prices paid by SILTRONIC are calculated on the basis of the respective current market price, less a volume rebate in the low two-digit percentage range. The market price is determined on the basis of a formula derived from the weighted mean value of the prices of sales from WACKER POLYSILICON to third parties and purchases by SILTRONIC. With respect to the supply of amounts in excess of 70% of the demand, the applicable price is subject to negotiation between the parties. The above-mentioned pricing formula applies through December 31, 2007. After December 31, 2007, SILTRONIC has the option to renegotiate the pricing formula or to use a previously agreed pricing formula with reduced volume rebates. Inter-segment sales generated in WACKER POLYSILICON from deliveries of polysilicon to SILTRONIC amounted to €76.7 million in 2004 and €82.0 million in 2005.

  In addition, WACKER POLYSILICON supplies silica (HDK®) and chlorosilanes in large quantities to the WACKER SILICONES division. In 2005, these deliveries generated inter-division sales in WACKER POLYSILICON in the amount of €71.5 million. Finally, our central operations regularly provide services to the legally independent units of WACKER POLYMERS and SILTRONIC, which generated inter-division sales totaling €122.2 million in Central Functions/Other in 2005.

- ***Acquisitions and Disposals.*** During the period under review, we effected several acquisitions and disposals for the purpose of rounding off our business portfolio. These acquisitions and disposals have affected our results in certain accounting periods. They include, in particular:

  — Acquisitions

  With the purchase of the biotechnology company ProThera GmbH (now Wacker Biotech GmbH) in Jena in January 2005, we entered the biologics business. In addition, through WACKER POLYMERS, we acquired Wuxi Xinda Fine Chemical Co. Ltd. in December 2004.

  — Sale of the former Ceramics business division

  On June 30, 2004, we sold our former Ceramics division (consisting of the companies ESK Ceramics GmbH & Co. KG, ESK Geschäftsführungs GmbH as well as ESK Ceramics France) to Ceradyne Inc. Until its sale, this business division increased our after-tax earnings in 2004 by €27.7 million. This amount includes a 2004 operating result of the Ceramics business division of €4.0 million, sales proceeds of €46.8 million, selling costs of €5.3 million, and a corresponding income tax expense of €17.8 million. External sales of the former Ceramics division in fiscal year 2003 amounted to €93.2 million and, in fiscal year 2004 (up to the sale), amounted to €38.5 million.

— Discontinuation of our microporous heat insulation business unit

Our discontinuing of our microporous heat insulation business segment in 2003 negatively affected our 2003 results due to the related extraordinary depreciation of existing assets and the provisions for personnel actions that had to be established. The total expense for the discontinuation of this business segment amounted to €12.5 million in 2003, of which €7.9 million were attributable to depreciation and €4.6 million to provisions. By contrast, the final sale of this business segment in August 2004 did not result in any additional negative effects on results. Instead, in our consolidated financial statements as of and for the year ended December 31, 2005 (prepared in accordance with German GAAP), provisions for this matter in the amount of €2.8 million were released and recognized in our results. Sales in the microporous heat insulation business segment ranged in the lower two-digit millions in fiscal years 2003 and 2004.

- ***Swap Agreements with Dow Corning.*** In order to secure the supply of siloxane in WACKER SILICONES, in November 2004 the Company entered into a number of "swap" agreements with Dow Corning. Pursuant to these agreements, Dow Corning and the Company supply each other with siloxane, primarily in order to reduce transport and investment costs. Dow Corning supplied the Company with siloxane under these swap agreements up to and including 2005; in turn, Wacker is obliged to supply Dow Corning with siloxane in the contractually agreed quantity up to and including 2008.

Other factors

- ***Joint-venture accounting.*** Joint venture companies in which we hold a majority interest are treated as wholly-owned subsidiaries in our consolidated financial statements. The respective pro rata annual results (attributable to the joint venture partner) of these companies are accounted for after the annual results in our consolidated financial statements as minority interests. The pro rata equity of these companies that is attributable to the joint venture partner is listed as a separate item of equity and the equity capital development. Distributions by these companies to the joint venture partners are listed in the cash flow statement on a separate line item. If there are capital contributions to these companies, the amounts attributable to the joint venture partners are also stated separately. In our segment reporting, these companies are treated as wholly-owned subsidiaries. A pro rata consolidation is not applied.

  To the extent that we hold a majority interest in partnerships, the share of partnership profits and losses attributable to other partners in these partnerships are accounted for as expense in a separate line item of our income statement. The equity in partnerships attributable to other partners is accounted for as debt and not as equity capital in the consolidated financial statements.

  As of December 31, 2005, we held shares of more than 50% in the following major joint venture companies active in our operating business:

  — Wacker Polymer Systems GmbH & Co. KG, Burghausen

  — Wacker Polymer Systems Geschäftsführungs GmbH, Burghausen

  — Wacker Polymer Systems (ZJG) Co. Ltd., Zhangjiagang, China

  — Wacker Polymer Systems (WUXI) Co. Ltd., Wuxi, China

  — Wacker Polymer Materials (Shanghai) Co. Ltd., Shanghai, China

  — Wacker Metroark Chemicals Pvt. Ltd., Parganas, India

— Wacker Chemicals Fumed Silica (ZJG) Holding Co, Pte. Ltd., Singapore

— Wacker Chemicals (Zhangjiagang) Co. Ltd., Zhangjiagang, China

Joint venture companies in which we hold a 50% interest are consolidated at equity, which means that only the proportionate annual results within the income statement are listed as investment result. Both in the asset analysis as well as in the income statement, these companies are presented separately. In the segment reporting, these companies are allocated to the respective segment. In addition, proportionate consolidation is also not performed in this respect.

As of December 31, 2005, we held a 50% interest in the following joint venture companies active in our operating business:

— Wacker Asahi Kasei Silicone Co. Ltd., Tokyo, Japan

— Planar Solutions L.L.C., Adrian, Michigan, United States

— Wacker Dymatic (Shunde) Co. Ltd., Guangdong, China

Joint venture companies in which we hold an interest of between 20% and 49.99% are also consolidated at equity. A proportionate consolidation is not performed. In the segment reporting, these companies are allocated to our Central Functions/Other segment. As of December 31, 2005, we held an interest of between 20% and 49.99% in the following joint venture companies:

— Air Products Korea Inc., Seoul, Korea

— Air Products Resinas Holding S.A. de C.V., Queretaro, Mexico

— Dow Corning (ZJG) Holding Co. Pte. Ltd., Singapore

Joint venture companies, in which we hold a direct interest of less than 20% are carried at cost (e.g. Air Products Polymers L.P., Air Products Polymers Holdings L.P., both Allentown, United States). A pro rata consolidation is not applied. In the segment reporting, these companies are allocated to our Central Functions/Other segment.

- ***Initial use of IFRS.*** As of fiscal year 2005, we have prepared our consolidated financial statements in accordance with IFRS. We prepared our IFRS consolidated opening balance sheet as of January 1, 2004 (the date of the conversion to IFRS was determined in accordance with IFRS 1). We prepared our initial IFRS consolidated financial statements within the meaning of IFRS 1 as of December 31, 2005. Our external reporting in accordance with IFRS replaced the pre-existing reporting in accordance with German GAAP, effective as of fiscal year 2005. For the reconciliation of German GAAP to IFRS for the income statement for year ended December 31, 2004, see *"Operating Results — Transition to IFRS"*.

- ***Explosion damage in Nünchritz.*** In the third quarter of 2005, an explosion in Nünchritz (Saxony) destroyed parts of a newly constructed facility. This led to a loss of production and revenue for WACKER SILICONES. The property damage resulted in an extraordinary depreciation of the destroyed facilities in the amount of €3.4 million. In order to compensate for the loss of profit margin due to the loss of production and the increased cost for the external purchase of siloxane, an amount of damages of €44 million was agreed with the insurance company. Of this amount, the insurance company made payments totaling €43 million through the end of 2005. The remaining amount of €1 million is reflected as a receivable on our balance sheet as of December 31, 2005. Of the total insurance amount of €44 million, €8.0 million are recognized as deferred income in 2005 because this amount is allocated to 2006. Accordingly, an amount of €36 million is reported as insurance proceeds (in connection with the explosion in Nünchritz) under

Other income in our income statement as of December 31, 2005. We suffered damage to equipment and buildings as a result of the explosion, and incurred additional costs for the external purchase of siloxane in a total amount of €10 million, so that the net effect of the damage caused by the explosion amounted to €26 million in the year 2005, which was compensated by the insurance proceeds.

- ***Effects of the final winding up of disposals.*** In the past years, we held a 4% interest in Vinnolit Holding GmbH, Ismaning. At the same time, we still had interest-bearing loan receivables against Vinnolit GmbH & Co. KG, a subsidiary of Vinnolit Holding GmbH, with various terms to maturity, though the "main repayment maturity date" would have been in 2008. Due to the long term and the uncertainty whether Vinnolit GmbH & Co. KG would have been able to meet its payment obligations, these receivables were impaired in the past. In the second quarter of 2005, an agreement was reached with the majority shareholder of Vinnolit, pursuant to which all receivables that we held against Vinnolit as well as our remaining interest in Vinnolit were sold to the majority shareholder of Vinnolit. The positive effect of this transaction on EBIT in 2005 amounted to €22.7 million, of which €19.7 million were attributable to the sale of the receivables and €3.0 million to the sale of the remaining interest. In connection with the disposal of other investments in 2001, a provision of €10.0 million was formed for potential recourse claims. In 2005, the reason for the recourse claim ceased to exist, and the provision was released, which affected net income.

- ***Impairments of fixed assets.*** The following table shows charges for impaired fixed assets recorded in our IFRS Consolidated Financial Statements and our German GAAP Consolidated Financial Statements. For a description of certain significant differences between IFRS and German GAAP, insofar as they affect our consolidated financial statements as of and for the year ended December 31, 2004, see Note 26 to our IFRS Consolidated Financial Statements (beginning on page F-47).

	As of December 31,			
	2003(*)	2004(*)	2004(*)	2005(*)
	German GAAP	German GAAP	IFRS	IFRS
	(€ millions)		(€ millions)	
Total amount of impairment charges	75.6	6.6	6.6(1)	25.0

(*) The preceding financial information prepared in accordance with IFRS is derived from our IFRS Consolidated Financial Statements, which contain audited financial information prepared in accordance with IFRS as of the year ended December 31, 2005 and the corresponding comparative figures as of the year ended December 31, 2004. The preceding financial information prepared in accordance with German GAAP is derived from our German GAAP Consolidated Financial Statements. With respect to the preceding financial information prepared in accordance with German GAAP, only the financial information as of the years ended December 31, 2003 and 2004 is comparable. With respect to the preceding financial information prepared in accordance with IFRS, only the financial information as of the years ended December 31, 2004 and 2005 is comparable. Accordingly, the financial information presented above should not be read as a sequential row.

(1) Represents the total amount of impairment charges for continuing operations only.

The major impairments were attributable to the restructuring of our SILTRONIC business division. Thus, in 2003, €22.1 million in impairment charges were recorded in connection with the closing of the 200 mm plant in Wasserburg and the discontinuation of the production of 200 mm wafers in Burghausen. In addition, in the same year, €23.0 million in impairment charges were recorded in connection with the discontinuation of 200 mm wafer production at the Kulim/Malaysia location. In 2004, €6.3 million in impairment charges (IFRS) were recorded on intangible assets (licenses) in our SILTRONIC segment.

- ***Share repurchases.*** In the third quarter of 2005, long-time shareholder Hoechst AG withdrew as a shareholder of Wacker-Chemie GmbH. Blue Elephant Holding GmbH and Morgan Stanley & Co. Inc. acquired the shares. Also in the third quarter (that is, before the reorganization of Wacker-Chemie GmbH into a stock corporation), Wacker-Chemie GmbH acquired its own shares from Blue Elephant Holding GmbH and Morgan Stanley & Co. Inc., representing an aggregate of 15% of the nominal capital, at a purchase price of €142.6 million. This purchase led to an increase in the financial liabilities and simultaneously to a reduction of equity reflected in our IFRS Consolidated Financial Statements. Since its reorganization as a stock corporation in November 2005, the Company holds these repurchased shares as treasury shares.

Operating Results

Year Ended December 31, 2005 Compared to the Year Ended December 31, 2004 on the Basis of Our IFRS Consolidated Financial Statements

The following table reflects our consolidated income statements for the years ended December 31, 2004 and 2005. The information is derived from our audited IFRS Consolidated Financial Statements, which are reproduced in the financial section of this offering circular.

	As of December 31,		
	2004	2005	Change
	(IFRS)	(IFRS)	(%)
	(€ millions)		
Sales	2,504.3	2,755.7	10.0
Cost of goods sold	(1,982.3)	(2,107.6)	6.3
Gross profit from sales	522.0	648.1	24.2
Selling expenses	(206.1)	(211.2)	2.5
Research and development expenses	(150.6)	(146.9)	(2.5)
General administrative expenses	(88.5)	(88.8)	0.3
Other operating income	143.9	179.7	24.9
Other operating expenses	(121.5)	(128.1)	5.4
Operating result	99.2	252.8	154.8
Equity result	2.0	(0.3)	n/a
Other investment result	9.2	8.4	(8.7)
Interest result	(36.5)	(34.9)	(4.4)
Other financial result	(11.1)	(7.5)	(32.4)
Limited partnership interests	(11.8)	(11.5)	(2.5)
Pre-tax result	51.0	207.0	305.9
Income taxes	(62.4)	(63.1)	1.1
Result from continuing operations (IFRS)	(11.4)	143.9	n/a
Result from discontinued operations (IFRS)	27.7	0.0	n/a
Result for the period	16.3	143.9	782.8
Minority interests	(0.2)	0.3	n/a
Consolidated result/Result owed to Wacker Chemie AG shareholders	16.1	144.2	795.7

Sales

Sales increased by 10.0% from €2,504.3 million in 2004 to €2,755.7 million in 2005. All of our business divisions contributed to this growth. WACKER SILICONES increased its sales by 7.1% from €1,045.4 million in 2004 to €1,119.3 million in 2005, while WACKER POLYMERS sales increased by 11.5% from €424.9 million in 2004 to €473.8 million in 2005. WACKER FINE CHEMICALS sales increased by 7.0% from €103.3 million in 2004 to €110.5 million in 2005. WACKER POLYSILICON increased its sales by 11.3% from €258.8 million in 2004 to €288.1 million in 2005. Finally, SILTRONIC increased its sales by 13.7% from €813.7 million in 2004 to €925.0 million in 2005. We benefited particularly from the economic dynamics in Asia, the United States and Eastern Europe. We increased our sales in the Asian market (including other regions) by 30.2% to €728.1 million in 2005 compared to the previous year. U.S. business also developed positively, and we increased our sales in the United States by 12.5% to €615.3 million in 2005. Moreover, countries in Central and Eastern Europe, including Russia, showed especially high growth rates, with sales increasing by 18% compared to the previous year. As exchange rate fluctuations affecting us relate primarily to the U.S. dollar, the exchange rate of which has been stable during the periods under review (IFRS-relevant average exchange rate for both 2004 and 2005 was €1.00 = $1.24), changes in the exchange rate have not had a significant impact on Sales over the course of 2004 and 2005. See *"— Factors Influencing our Results — Market factors — Effects of currency fluctuations, in particular between the U.S. dollar and the euro, on our sales and profits")*. Any substantial currency fluctuations that occurred throughout the year only affected our interim financial statements.

Costs of Goods Sold

Costs of goods sold increased from €1,982.3 million in 2004 to €2,107.6 million in 2005. This was due primarily to the fact that our net sales increased in 2005 compared to 2004. In contrast to the absolute increase in costs of goods sold, the ratio of costs of goods sold to Sales decreased from 79.2% in 2004 to 76.5% in 2005. This lower ratio was primarily due to a higher level of capacity usage, especially at SILTRONIC, which has increased continuously over the course of 2005. This higher level of usage led to a reduction in unit costs (so-called capacity-driven degression of fixed and personnel costs). At the same time, our aggregate personnel costs (based on the total cost method of accounting), in the amount of €867.8 million in 2005, had decreased slightly from €881.8 million in 2004, despite the recovery in the chemical business leading to a rise in personnel costs in the respective segments (elimination of salary cuts in 2004, and higher performance-based remuneration). This effect was, however, partially offset by the substantial savings in personnel costs at SILTRONIC. The discontinuation of our Ceramics operations, which in 2004 still generated personnel expenses, contributed as well. See *"— Factors Influencing our Results — Operational Factors — Acquisitions and Disposals"*. Furthermore, the increase in the cost of materials also led to an increase in overall costs. Our cost of materials (based on the total cost method of accounting) increased from €858.6 million in 2004 to €969.0 million in 2005. The increase in cost of materials was due primarily to the increased demand resulting from the higher production volumes, and, were higher than the increase in overall costs of goods sold, also from price effects caused by increased raw materials prices, especially for ethylene, in 2005. See *"— Factors Influencing our Results — Market factors — Effects of fluctuating raw material and energy prices on our earnings and cash flows" and "— Liquidity and Capitalization — Quantitative and qualitative statements regarding market risk — Raw material and energy price risk."*

Selling Expenses, Research and Development Expenses, General Administrative Expenses

Selling expenses were only insignificantly higher in 2005 at €211.2 million compared to €206.1 million in 2004. Similarly, General administrative expenses remained nearly constant in 2005 at €88.8 million compared to €88.5 million in the previous year. The ratio of Selling expenses and General administrative expenses to Sales decreased from 11.8% in 2004 to 10.9% in 2005. Research and development expenses decreased from €150.6 million in 2004 to €146.9 million in 2005. The ratio of Group Research and development expenses to Sales decreased from approximately 6.0% in 2004 to 5.3% in 2005. Compared to our Group overall, SILTRONIC research and development expense as a percentage of Sales was higher, where it amounted to 7.1% in 2005. Research activities in the individual business divisions were focused on semiconductor technology, silicon chemistry, polymer chemistry, fine chemistry and biotechnology as well as on innovative procedures for the production of polycrystalline silicon. In addition, employees in our central research facility, the *"Consortium für elektrochemische Industrie,"* worked in the research fields of catalytic conversion & processes, functional substances, and polymer chemistry, organic synthesis and biotechnology.

Other Operating Income

Other operating income includes, in particular, income from currency transactions and other ancillary transactions, the release of provisions and accruals and allowances for doubtful accounts and insurance proceeds. Other operating income increased from €143.9 million in 2004 to €179.7 million in 2005. This increase was due in part to a €24.7 million increase in 2005 compared to 2004 as a result of the release of provisions and accruals, which were, to a substantial extent, attributable to effects in connection with the SILTRONIC restructuring in the amount of €14.3 million and to the release of the €10.0 million accrual formed in connection with the disposal of investments in 2001 to account for potential recourse claims. At the same time, sales from the receipt of insurance proceeds also increased substantially from €3.3 million in 2004 to €37.0 million in 2005, €36.0 million of which were due to one-time insurance compensation payments in connection with the damage caused by the explosion in Nünchritz. See *"— Factors Influencing our Results — Other factors — Explosion damage in Nünchritz."* Finally, income from the release of allowances for doubtful accounts increased from €1.9 million in 2004 to €17.7 million in 2005, which were set up primarily in connection with the sale of loan receivables due from Vinnolit GmbH & Co. KG. See *"— Factors Influencing our Results — Other factors — Effects of the final winding up of disposals"*. These factors were only in part offset by lower income from currency transactions and other ancillary transactions.

Other Operating Expenses

Other operating expenses include, in particular, expenses from currency transactions, and expenses from fixed asset disposals and/or fixed asset impairments and other valuation reserves, restructuring activities and impairments of goodwill. Other operating expenses increased slightly from €121.5 million in 2004 to €128.1 million in 2005. This increase resulted primarily from the substantial increases in expenses from fixed asset impairments, which increased from €2.9 million in 2004 to €32.0 million in 2005. In 2005, Other operating expenses included a total amount of €25.0 million in impairment charges. These impairments occurred primarily in WACKER SILICONES (€11.8 million) and SILTRONIC (€10.4 million). Impairment charges in WACKER SILICONES related primarily to production facilities to be shut down in 2006, and to the damage caused by the explosion in Nünchritz. Impairment charges in SILTRONIC were related primarily to intangible assets, licenses and to equipment and buildings at the discontinued site in Malaysia. In 2004, this line item only included impairment charges in the amount of €0.3 million for the entire Group, excluding SILTRONIC. The increased expenses from

fixed asset disposals/impairments in 2005 were partially offset by the fact that no expenses from restructuring activities/project costs were incurred in 2005, which had still amounted to €28.3 million in 2004 (and of which €16.6 million were attributable to SILTRONIC).

Interest Result, Other Financial Result, Limited Partnership Interests

Interest result improved slightly from a loss of €36.5 million in 2004 to a loss of €34.9 million in 2005, even though financial liabilities on the whole increased by €32.7 million during 2005. This is due to the fact that a substantial increase in financial liabilities occurred only in connection with the own shares purchased in August 2005, so that the related increased interest expenses were incurred only after that date. See "— Liquidity and Capitalization Liabilities." Other financial result improved from a loss of €11.1 million in 2004 to a loss of €7.5 million in 2005. This increase was primarily due to declining compound interest for accounts and liabilities. Limited partnership interests remained almost constant in 2005, improving from a loss of €11.8 million in 2004 to a loss of €11.5 million in 2005. This item shows the minority shareholders' portion in the annual results of partnerships consolidated in our consolidated financial statements.

Income Taxes

Income taxes remained nearly constant, increasing from €62.4 million in 2004 to €63.1 million in 2005, even though pre-tax income improved by €156.0 million. This was due primarily to several offsetting effects. On the one hand, current tax expenses increased primarily due to the increased consolidated pre-tax income up from €34.7 million in 2004 to €102.8 million in 2005. On the other hand, €30.1 million of deferred tax liabilities recognized in 2004 for intra-group transactions were released in 2005. This led to a €30.1 million diminution of tax expenses in 2005, whereas the recognition of the deferred tax liability had increased income tax expenditure by the same amount in 2004. Moreover, deferred tax assets recognized in 2005 due to a projected increase in tax loss carry-forwards to a total of €45.2 million likely to be realized by some Group companies (2004: €3.4 million); as of December 31, 2005, deferred tax assets amounted to €20.4 million, compared to €5.2 million as of December 31, 2004.

Results from Continuing Operations

Results from continuing operations improved from a loss of €11.4 million in 2004 to a gain of €143.9 million in 2005. This increase is primarily due to a significantly improved gross profit from sales while costs and Other operating expenses increased at a rate slower than sales.

Results from Discontinued Operations

Results from discontinued operations decreased from €27.7 million in 2004 to €0.0 in 2005. The 2004 amount resulted from the sale of our Ceramics business divisions.

Group Results by Division on the Basis of Our IFRS Consolidated Financial Statements

The following tables set forth selected financial data from our divisions for the years ended December 31, 2004 and 2005. The data below is derived from our audited IFRS Consolidated Financial Statements, which are reproduced in the financial pages in this offering circular.

	Year ended December 31, 2005							
	Silicones	Polymers	Fine Chemicals	Polysilicon	Siltronic	Central Functions/Other	Consolidation	Group
				(€ millions)				
External sales	1,081.8	473.0	104.1	132.5	912.5	51.8	0.0	2,755.7
Internal sales	37.5	0.8	6.4	155.6	12.5	127.4	(340.2)	0.0
Total sales	1,119.3	473.8	110.5	288.1	925.0	179.2	(340.2)	2,755.7
EBIT	111.5	80.9	10.1	66.2	5.8	(12.6)	(1.0)	260.9
EBITDA	211.0	99.1	17.6	90.2	166.7	24.9	(1.0)	608.5
R&D costs	33.4	7.9	6.1	5.3	65.4	28.8	0.0	146.9

	Year ended December 31, 2004							
	Silicones	Polymers	Fine Chemicals	Polysilicon	Siltronic	Central Functions/Other	Consolidation	Group
				(€ millions)				
External sales	1,008.9	424.1	94.5	109.1	812.5	55.2	0.0	2,504.3
Internal sales	36.5	0.8	8.8	149.7	1.2	207.2	(404.2)	0.0
Total sales	1,045.4	424.9	103.3	258.8	813.7	262.4	(404.2)	2,504.3
EBIT	105.8	80.9	8.5	46.7	(100.7)	(38.0)	7.2	110.4
EBITDA	189.9	102.6	16.1	74.5	58.0	(1.0)	7.2	447.3
R&D costs	33.1	7.4	5.9	6.0	71.0	27.0	0.2	150.6

WACKER SILICONES

Total sales

WACKER SILICONES total sales increased by 7.1% from €1,045.4 million in 2004 to €1,119.3 million in 2005, despite a shortfall in sales due to the explosion at the Nünchritz site. Total sales of €1,081.8 million came from external sales (2004: €1,008.9 million) and €37.5 million from internal sales (2004: €36.5 million). This increase in sales was due almost equally to increases in volume and improvements in product mix on the one hand, and price increases on the other. Currency fluctuations had minimal effects. From a regional perspective, Asia was the largest growth market. The product group that recorded the biggest sales increase was elastomers, which are used in the electrical and electronics industry as well as in plastics and rubber processing.

EBIT, EBITDA

EBIT increased by 5.4% from €105.8 million in 2004 to €111.5 million in 2005. This increase was primarily due to the growth in sales as well as increased productivity resulting from a higher rate of usage of production capacities. Moreover, EBIT in 2005 also reflects €11.8 million in extraordinary depreciations, which did not exist in 2004. These extraordinary depreciations were made in connection with the explosion in Nünchritz and for other production facilities that we will close in 2006 based on a decision made in 2005.

Overall, depreciation/reversed impairments increased from €84.1 million in 2004 to €99.5 million in 2005. This increase was primarily due to the past high level of capital expenditures at the Nünchritz site; the depreciation with respect to these capital expenditures took full effect in 2005. EBITDA also increased by 11.1% from €189.9 million in 2004 to €211.0 million in 2005.

Research and development expenses

Research and development expenses remained almost constant in 2005 at €33.4 million compared to €33.1 million in 2004; the ratio of research and development costs to total sales was about 3%. Research activities were primarily focused on organo-functional silanes and silicone polymers.

WACKER POLYMERS

Total sales

Total sales of WACKER POLYMERS increased by 11.5% from €424.9 million in 2004 to €473.8 million in 2005. Of this amount, €473.0 million came from external sales and only €0.8 million from internal sales. The growth in sales primarily resulted from the increased sales volume of redispersible powders, varnish resins and dispersions. The increase in sales was primarily due to an increase in volume and/or changes in the product mix, while price increases only played a comparatively minor role. Currency effects were only minor. From a regional perspective, above-average growth was recorded especially in the markets in Asia and the United States.

EBIT, EBITDA

EBIT remained at the same level in 2005 as in 2004, or €80.9 million. Despite the increase in sales, EBIT remained constant, among other things because, for strategic reasons, only part of the increase in raw materials and energy prices was passed on to the customers through price increases in order to prepare the market for the next capacity expansion. Depreciation/reversed impairments decreased only slightly. At €99.1 million in 2005, EBITDA was slightly (3.4%) lower in 2005 than in 2004 (€102.6 million).

Research and development expenses

Research and development expenses increased slightly from €7.4 million in 2004 to €7.9 million in 2005, and amounted to 1.7% of total segment sales.

WACKER FINE CHEMICALS

Total sales

Total sales in WACKER FINE CHEMICALS increased by 7.0% from €103.3 million in 2004 to €110.5 million in 2005. Of this amount, €104.1 million came from external sales and only €6.4 million from internal sales. The increase in sales was primarily due to the increased sales of the Bio business unit, which deals in biotechnologically produced products such as cyclodextrines, cysteine and pharmaceutical proteins. This increase was primarily due to volume increases and changes in the product mix. Price changes and currency effects played a very minor or no role.

EBIT, EBITDA

EBIT increased by 18.8% from €8.5 million in 2004 to €10.1 million in 2005, primarily due to increased sales in this division. Depreciation/reversed impairments remained almost constant in 2005 compared to 2004. EBITDA increased by 9.3% from €16.1 million in 2004 to €17.6 million in 2005.

Research and development expenses

Research and development expenses increased only slightly from €5.9 million in 2004 to €6.1 million in 2005, which corresponds to approximately 5.5% of total division sales.

WACKER POLYSILICON

Total sales

Total sales in WACKER POLYSILICON increased by 11.3% from €258.8 million in 2004 to €288.1 million in 2005. Of this amount, €132.5 million came from external sales (2004: €109.1 million) and €155.6 million from internal sales. This increase was primarily due to growth in the market for polysilicon. A dynamic development in the photovoltaics sector in 2005, for instance, triggered a high external demand for polysilicon, which in turn led to an increase in external sales. This demand was satisfied by fully utilizing production capacities and selling off inventories. Moreover, the market for silicon wafers recovered, which also contributed to the increase in the demand for polysilicon. Finally, the harsh climate led to a 30% increase in de-icing salt sales compared to the previous year. Overall, the sales growth was caused by an increase in volume and changes to the product mix.

Internal sales increased by 3.9% from the previous year, totaling €155.6 million. Of this €155.6 million, approximately €82 million came from business with SILTRONIC in connection with the supply of polysilicon for the production of silicon wafers, and approximately €72 million from sales of fumed silica (HDK®) and chlorosilanes to WACKER SILICONES. For further information concerning these internal sales, see *"— Factors Influencing our Results — Operational Factors — Internal sales."*

EBIT, EBITDA

EBIT increased at a higher rate than sales, by 41.8% from €46.7 million in 2004 to €66.2 million in 2005, as a result of the increased earnings from polysilicon and de-icing salt. Depreciation/ reversed impairments amounted to €24.0 million in 2005, down from €27.8 million the previous year (€27.8 million). EBITDA amounted to €90.2 million in 2005, compared to €74.5 million in 2004, which represents a 21.1% increase.

Research and development expenses

Research and development expenses decreased from €6.0 million in 2004 to €5.3 million in 2005, which corresponds to about 1.8% of total segment sales. Research activities focused primarily on the development of innovative processes for the manufacture of polycrystalline silicon.

SILTRONIC

Total sales

Total sales in SILTRONIC increased by 13.7% from €813.7 million in 2004 to €925.0 million in 2005. Of this €925.0 million, €912.5 million came from external sales, and €12.5 million came from internal sales. The increase in sales was primarily due to the improved market environment for silicon wafers, which, after weak sales in the first quarter, recovered over the further course of 2005. SILTRONIC's sales of 300 mm wafers were up 69% in 2005 compared to 2004, well above average due in part to the increase in capacity for the production of 300 mm wafers in Freiberg. From a regional perspective, the markets in Asia contributed substantially to the overall growth in sales. The sales growth was solely due to an increase in volume and changes to the product mix, as the price level in the markets served by SILTRONIC continued to fall. Viewed over the

entire year, currency effects had virtually no effect, even though the fluctuating U.S. dollar did result in, at times, significant differences in the course of the year.

EBIT, EBITDA

Compared to sales, EBIT improved disproportionately from a loss of €100.7 million in 2004 to a gain of €5.8 million in 2005. The greatly improved earnings situation had two main causes: The generally higher capacity utilization resulting from the improved market conditions, and the restructuring measures undertaken over the past two fiscal years to improve costs and production. Capacity utilization at the existing production sites for 200 mm wafers in Singapore, Hikari (Japan) and Portland (Oregon) improved significantly as a result of the closure of the production facilities in Kulim/Malaysia and Wasserburg. In addition, the "Operational Excellence" program, which was launched in 2005 and is aimed at optimizing strategic purchasing, engineering of sites and production, quality systems, the innovation process, and the supply chain, led to a further reduction in costs in the two-digit millions in 2005. At the same time, the development of capacities for the production of 300 mm wafers at our Freiberg site, which had still recorded start-up losses in 2004, also contributed to the improved earnings, as it allowed the group to satisfy the above-average demand for 300 mm wafers. Overall, the effects from the restructuring activities and extraordinary depreciations, which amounted to a loss of €16.6 million in 2004 and a gain of €4.0 million in 2005, impacted EBIT of SILTRONIC. Depreciation/reversed impairments increased from €158.7 million in 2004 to €160.9 million in 2005. EBITDA increased by 187.4% from €58.0 million in 2004 to €166.7 million in 2005.

Research and development expenses

Research and development expenses decreased from €71.0 million in 2004 to €65.4 million in 2005, which corresponds to 7.1% of total segment sales.

Central Functions/Other

Total sales

Total sales in Central Functions/Other decreased by 31.7% from €262.4 million in 2004 to €179.2 million in 2005. Of this amount, €127.4 million came from internal sales (2004: €207.2 million) and €51.8 million from external sales (2004: €55.2 million). The decrease in sales was primarily due to the fact that wafer sales transacted by a subsidiary in Hong Kong in 2004 were reported as internal sales, while the corresponding sales in 2005 were apportioned to SILTRONIC. The primary buyers within our Group in 2005 were Siltronic AG and Wacker Polymer Systems GmbH & Co. KG in Germany; foreign subsidiaries were billed primarily for infrastructure services. With regard to external sales, the most important buyers in 2005 were Vinnolit GmbH & Co. KG and APP GmbH & Co. KG, which are both located in Germany and purchase primarily infrastructure services in Burghausen.

EBIT, EBITDA

EBIT in Central Functions/Other improved from a negative €38.0 million in 2004 to a negative €12.6 million in 2005, which was primarily the result of one-time effects from ongoing business. For example, impaired loans and investments in respect of the Vinnolit group were sold in the second quarter of 2005, which led to an overall positive effect in the amount of €22.7 million. In addition, a provision of €10.0 million formed for potential recourse claims in connection with the disposal of investments in 2001 was released and recognized in the results. See *"Factors Influencing Results — Other factors — Effects of the final winding up of disposals"*. Depreciation/

reversed impairments remained nearly constant. EBITDA improved from a negative €1.0 million in 2004 to a positive €24.9 million in 2005.

Research and development expenses

Research and development expenses remained almost unchanged at €28.8 million in 2005 compared to €27.0 million in 2004. Any costs incurred for non-applications-oriented research by the *"Consortiums für elektrochemische Industrie"* are allocated to Central Functions/Other.

Division Information for the Four Quarters of 2005

The following table presents our sales and results by business division for the four quarters of the year ended December 31, 2005.

WACKER SILICONES

	First quarter	Second quarter	Third quarter	Fourth quarter
		(€ millions)		
Sales	266.5	295.2	284.6	273.0
EBIT	23.4	33.3	46.0	8.8
EBITDA	45.6	58.7	68.4	38.3

WACKER POLYMERS

	First quarter	Second quarter	Third quarter	Fourth quarter
		(€ millions)		
Sales	99.8	130.2	130.7	113.1
EBIT	12.2	27.1	31.0	10.6
EBITDA	17.6	31.9	35.8	13.8

WACKER FINE CHEMICALS

	First quarter	Second quarter	Third quarter	Fourth quarter
		(€ millions)		
Sales	27.4	27.0	26.4	29.7
EBIT	2.9	2.3	2.2	2.7
EBITDA	4.8	4.1	4.0	4.7

WACKER POLYSILICON

	First quarter	Second quarter	Third quarter	Fourth quarter
		(€ millions)		
Sales	79.7	68.5	67.3	72.6
EBIT	19.0	14.9	15.4	16.9
EBITDA	25.3	21.2	21.7	22.0

SILTRONIC

	First quarter	Second quarter	Third quarter	Fourth quarter
		(€ millions)		
Sales	172.7	215.8	254.7	281.8
EBIT	(35.5)	(13.9)	16.3	38.9
EBITDA	1.8	33.2	55.6	76.1

Central Functions/Other

	First quarter	Second quarter	Third quarter	Fourth quarter
		(€ millions)		
Sales	42.9	49.5	32.7	54.1
EBIT	(13.1)	22.8	(14.4)	7.9
EBITDA	(4.0)	32.3	(4.8)	1.4

Transition to IFRS

As part of our adoption of IFRS as our reporting standards, our consolidated financial statements were prepared, for the first time, in accordance with IFRS with respect to the year ended December 31, 2005. In the future, all of our consolidated financial statements and interim accounts will be prepared in accordance with IFRS. Our consolidated financial statements prior to and as of and for the year ended December 31, 2004, by contrast, were prepared in accordance with German GAAP. IFRS differs in several significant respects from U.S. GAAP and German GAAP. A description of significant differences between IFRS and U.S. GAAP, to the extent that they affect our consolidated financial statements, is set forth at "— Summary of Significant Differences Between IFRS and U.S. GAAP." For a description of certain significant differences between IFRS and German GAAP, insofar as they affect our 2004 Consolidated Financial Statements, see Note 26 to our IFRS Consolidated Financial Statements (beginning on page F-47).

Set forth below is a reconciliation table comparing our results for the year ended December 31, 2004 as prepared in accordance with each of IFRS and German GAAP. For a description of certain significant differences between IFRS and German GAAP, insofar as they affect our 2004 consolidated financial statements including, in particular, a balance sheet comparison, a comparison of the cash flow statements and a comparison of shareholder's equity, see Note 26 to our IFRS Consolidated Financial Statements (beginning on page F-47).

The following table sets forth the values and the respective absolute differences for each of the line items presented of the income statement for the year ended December 31, 2004, prepared in accordance with German GAAP, on the one hand, and prepared in accordance with IFRS on the other. The respective IFRS figures are set forth in our IFRS Consolidated Financial Statements; the respective German GAAP figures are contained in our German GAAP Consolidated Financial Statements.

	As of December 31,		
	2004	2004	Change Absolute
	(German GAAP)	(IFRS)	
		(€ millions)	
Sales	2,542.8	2,504.3	(38.5)
Costs of goods sold	(1,906.7)	(1,982.3)	(75.6)
Gross profit from sales	636.1	522.0	(111.1)
Selling expenses	(295.1)	(206.1)	89.0
Research and development expenses	(151.5)	(150.6)	0.9
General administrative expenses	(93.6)	(88.5)	5.1
Other operating income	194.2	143.9	(50.3)
Other operating expenses	(94.8)	(121.5)	(26.7)
Operating result	195.3	99.2	(96.1)
Investment result[(1)]	11.2	11.2	0
Financial result[(2)]	(36.8)	(47.6)	(10.8)
Limited partnership interests	n/a	(11.8)	
Financial result	n/a	(48.2)	
Results from ordinary business operations[(3)]	169.7	51.0	(118.7)
Income taxes	(90.2)	(62.4)	27.8
Result from continuing operations	n/a	(11.4)	
Result from discontinued operations	n/a	27.7	
Annual profit/loss (—)[(4)]	79.5	16.3	(63.2)
Minority interests	(11.2)	(0.2)	11.0
Consolidated result/Result owed to Wacker-Chemie AG shareholders	68.3	16.1	(52.2)

(1) Investment result in accordance with IFRS consists of Equity result (€2.0 million) and Other investment result (€9.2 million).

(2) Financial result in accordance with IFRS consists of Interest result (€ (36.5) million) and Other financial result (€ (11.1) million).

(3) According to IFRS, "Income before taxes."

(4) According to IFRS, "Result for the period."

The following table presents the reconciliation of the period results from German GAAP to IFRS as contained in Note 26 to our IFRS Consolidated Financial Statements.

Period results transition	(€ millions)
Group results in accordance with German GAAP	79.5
Other shareholders' limited partnership income	(11.8)
Depreciation of assets	(32.0)
Results from hedging (changes in market value)	(5.3)
Addition of accrued interest to reserves	(10.8)
Annual results from discontinued operations	(15.1)
Expenses under finance leases	8.0
Deferred taxes	10.0
Elimination of negative goodwill	(5.7)
Other	(0.5)
Group results in accordance with IFRS	16.3

The differences between our figures as determined in accordance with IFRS and our figures as determined in accordance with German GAAP are based primarily on the following factors:

- ***Limited partnership interests.*** Pursuant to IFRS, partnership equity is not carried as equity, but as a liability because the general partners of partnerships can generally access their equity capital at any time. As a result, the consolidated financial statements determined in accordance with IFRS do not reflect other equity interests in the partnerships to be consolidated as equity, but as a liability. As a consequence, the annual earnings allocable to such partners of the relevant partnerships are reflected as expenses pursuant to IFRSs, while pursuant to German GAAP, they are reflected as annual earnings allocable to the other shareholders. As a result of this effect, our consolidated financial statements as of and for the year ended December 31, 2004, prepared in accordance with IFRS, showed increased expenses of €11.8 million, compared to our consolidated financial statements as of and for the year ended December 31, 2004, prepared in accordance with German GAAP, and accordingly, financial results, results from ordinary business operations as well as annual earnings were correspondingly lower under IFRS than under German GAAP.
- ***Depreciation of assets.*** While tax-driven accelerated depreciation is used under German GAAP, IFRS does not permit tax-driven depreciation. Therefore, historical depreciation in accordance with German GAAP are irrelevant for IFRS, and the assets, applying straight-line depreciation since initial capitalization as permitted by IFRS, must be recalculated. Since the straight-line depreciation permitted by IFRS initially leads to lower depreciation than the accelerated depreciation in accordance with German GAAP, this results, with the relevant aging structure, in a significantly higher asset value under IFRS than before. This higher value of the assets leads to greater depreciation in the future because the higher accelerated depreciation undertaken pursuant to German GAAP in the earlier stages is effective under IFRS only at a later stage by means of straight-line depreciation. This effect is the primary reason that our consolidated financial statements as of and for the year ended December 31, 2004, prepared in accordance with IFRS, showed an increase in expenses of €32 million. The predominant effect of this increase in expenses was to increase the cost of goods sold.
- ***Results from hedging (changes in market value).*** The valuation of derivates is treated fundamentally differently under IFRS than under German GAAP. Unlike German GAAP, IFRS requires hedging transactions covered by hedge accounting to initially be reflected in equity without effect on profit or loss (change in inherent value), and only to be recognized in the results at a later point in time. Changes in market value not resulting

from hedging activity subject to hedge accounting are not included in our results. Also with respect to timing (time of recognition of certain value changes), there can be significant shifts. For information on the recording of derivatives, see the discussion in Note 21 to our 2005 IFRS Consolidated Financial Statements as (beginning on page F-41). In our 2004 IFRS Consolidated Financial Statements, changes in market value and realized transactions led to additional earnings reduction of €5.3 million, which resulted from the lower other operating income and higher other operating expenses.

- ***Allocation of accrued interest to reserves.*** Unlike German GAAP, IFRS requires the allocation of accrued interest to reserves. As a consequence the initial value of reserves under IFRS is lower than under German GAAP. For subsequent years, however, IFRS provides for interest accruals, which have the effect of increasing expenses in the income statement because they negatively affect the interest effect of interest-bearing reserves in "interest and other financial result". In our 2004 IFRS Consolidated Financial Statements, this effect amounted to €10.8 million; the interest and other financial result were debited in this amount under IFRS, in contrast to the interest and other financial result under German GAAP.

- ***Discontinued operations.*** The sale of our ceramics activities had positive effects on our annual results, under IFRS as well as under German GAAP. See *"— Factors Influencing our Results — Operational Factors — Acquisitions and Disposals — Sale of the former Ceramics business division."* Since the equity of our former Ceramics business division, as calculated under IFRS (due to the lower depreciation than under German GAAP) is, higher than under German GAAP, the profits on disposals were also correspondingly lower under IFRS than under German GAAP. As a consequence, other operating income under IFRS were €15.1 million lower than under German GAAP, which reduced the results correspondingly. In addition, it must also be considered that the results from discontinued operations under IFRS are netted and presented below the result from continuing operations. Accordingly, unlike German GAAP, all sales and costs attributable to discontinued operations (as well as any other operating income or expenses) are not recorded under the respective items of the income statement, which generally leads to a reduction of the respective items in the income statement. The sales from the ceramics operations that are affected by this (reflected in the sales under German GAAP but not under IFRS) amounted to €38.5 million in 2004.

- ***Expenses under finance leases.*** Finance leases are long-term leases, pursuant to which essentially all opportunities and risks underlying the leased object lie with the lessee (our Group), in accordance with the relevant contracts. As a consequence, IFRS requires that the respective lease objects be treated as the lessee's property and be capitalized by the lessee. Correspondingly, IFRS requires the cumulative liabilities under the finance leases to be carried as a financial liability. While the asset value (leased object) is depreciated, the financial liability (on the liability side) is reduced by the lease payments and, additionally, interest expense is incurred. Since German GAAP treats entire lease payments as expenses, there is a change of timing given that, for purposes of IFRS, lease payments made are offset against the related portion of the expense. This results in a €8.0 million decrease in expenses in our 2004 IFRS Consolidated Financial Statements, which primarily led to a decrease in Selling expenses and General administrative expenses.

- ***Deferred taxes.*** Because of the different balance sheet values under IFRS, there is also a change to the deferred taxes. This affects both individual companies as well as the group level through changes in deferred taxes on consolidation events. This results in a positive effect on the tax result in the amount of €10 million, which had a corresponding positive effect on earnings in our 2004 IFRS Consolidated Financial Statements.

- ***Elimination of negative goodwill.*** Pursuant to IFRS, negative goodwill is reflected as earnings immediately, while under German GAAP it is possible to create a liability line item. The dissolution of this liability line item in future years and its reflection in earnings determined in accordance with German GAAP does not represent a liability item under IFRS because, under IFRS, the effect on earnings was already reflected in the earlier periods. Therefore, the dissolution of the liability line item results in a loss, which had the effect of reducing earnings by €5.7 million in our consolidated financial statements as of and for the year ended December 31, 2004, prepared in accordance with IFRS.

Year ended December 31, 2004 Compared to the Year Ended December 31, 2003 on the Basis of our German GAAP Consolidated Financial Statements

The following table presents our consolidated income statements for the years ended December 31, 2003 and 2004. The information is derived from our audited German GAAP Consolidated Financial Statements, which are reproduced in the financial section of this offering circular.

	As of December 31,		
	2003	2004	Change
	(German GAAP)	(German GAAP)	
	(€ millions)		(%)
Sales	2,467.6	2,542.8	3.0
Cost of goods sold	(1,941.4)	(1,906.7)	(1.8)
Gross profit from sales	526.2	636.1	20.9
Selling expenses	(293.1)	(295.1)	0.7
Research and development	(151.7)	(151.5)	(0.1)
General administrative expenses	(104.5)	(93.6)	(10.4)
Other operating income	169.4	194.2	14.6
Other operating expenses	(205.1)	(94.8)	(53.8)
Operating result	(58.8)	195.3	n/a
Investment result	22.8	11.2	(50.9)
Financial result	(36.5)	(36.8)	(0.8)
Results from ordinary business operations	(72.5)	169.7	n/a
Income taxes	(22.9)	(90.2)	(293.9)
Net profit/loss (–)	(95.4)	79.5	n/a
Minority interests	14.9	(11.2)	n/a
Consolidated profit/loss (–)	(80.5)	68.3	n/a

Sales

Sales increased by 3.0% from €2,467.6 million in 2003 to €2,542.8 million in 2004. Adjusted for exchange rate effects, the increase was 7.2%. The increase in Sales was primarily due to the positive business development in WACKER SILICONES, WACKER POLYMERS and WACKER POLYSILICON. For information on our Group Structure and our business divisions since January 2005, see "— *Overview.*" Sales in WACKER SILICONES increased by 6.6% from €946.7 million in 2003 to €1,008.9 million in 2004, primarily due to the strength of global economy, particularly in the United States and in Asia, which increased the demand for silicone products. The revenue increase from increased sales compensated for declining price and currency effects. Moreover, sales of WACKER POLYMERS increased by 5.7% from €401.4 million in 2003 to €424.1 million in 2004, primarily due to continued high sales of redispersible powders. Sales in WACKER POLYSILICON increased by 28% to €262 million compared to 2003, of which €153 million were

attributable to internal sales, primarily to SILTRONIC. In this respect, WACKER POLYSILICON benefited directly from the current boom in the photovoltaics sector and high demand for polysilicon in the semiconductor industry. By comparison, sales in WACKER FINE CHEMICALS remained constant, like sales in SILTRONIC, which were negatively affected by the declining U.S. dollar, a difficult market environment and the resulting sustained pricing pressure as well as the discontinuation and relocation of the 200 mm manufacturing in Wasserburg.

Costs of goods sold

Costs of goods sold decreased by approximately 1.8% from €1,941.4 million in 2003 to €1,906.7 million in 2004. This decrease was due to in part to reduced personnel costs. In addition, the scheduled depreciation of fixed assets decreased because in the prior year, as part of the restructuring of SILTRONIC, several assets were completely written off as a result of extraordinary depreciations.

Gross profit from sales

Gross profit from sales increased by approximately 20.9% from €526.2 million in 2003 to €636.1 million in 2004. This increase was in part due to the increase in Sales by approximately 3%, and to the slight decrease in Cost of goods sold in 2004 compared to 2003.

Selling expenses, Research and development, General administrative expenses

Selling expenses remained basically constant in 2004 at €295.1 million compared to €293.1 million in 2003. The same applies with respect to research costs, which amounted to €151.5 million in 2004 and €151.7 million in 2003. Our research and development expenses in 2004 amounted to 6% of our sales. The primary focus of research and development was in the fields of semiconductor technology, silicon chemistry, polymer chemistry, fine chemistry and biotechnology as well as innovative processes for the production of polycrystalline silicon. In contrast, general administrative expenses decreased by 10.4% from €104.5 million in 2003 to €93.6 million in 2004. The decrease in general administrative expenses was due to several effects, including the closing of our Kulim/Malaysia site, the reduction of administrative functions at the SILTRONIC companies in Germany and the United States, the deconsolidation of our Ceramics business division, and the reduction of administrative functions at the parent company. These reduction effects were partly offset by increased expenses in connection with regular wage and salary adjustments.

Other operating income

Other operating income includes, in particular, income from the release of accruals, income from currency exchange and other exchange rate gains, profits on disposals, subsidies and insurance proceeds, as well as earnings from ancillary transactions. Overall other operating income increased by 14.6% from €169.4 million in 2003 to €194.2 million in 2004. This increase was primarily due to a profit of €61.9 million from the disposition of our Ceramics business division. In comparison, earnings from the release of accruals in the amount of €30.6 million lagged behind the 2003 amount of €78.8 million. Increased income from release of accruals in 2003 were primarily due to the acquisition of the remaining shares of Siltronic Japan Corporation.

Other operating expenses

Other operating expenses include, in particular, losses on disposals, expenses from currency conversions and other exchange losses, expenses not attributable to functional costs, write off of

receivables as well as expenses for ancillary transactions and special projects. In 2004, Other operating expenses decreased by approximately 53.8% from €205.1 million in 2003 to €94.8 million in 2004. This decrease was primarily due to the high one-time restructuring expenses in the amount of €30.8 million primarily in SILTRONIC as well as extraordinary depreciation in the amount of €54.8 million in connection with the closing of the Kulim, Malaysia, and Wasserburg sites (both in SILTRONIC) as well as the discontinuation of the heat insulation activities in Kempten in 2003, which were not incurred in 2004.

Investment result

Investment result decreased from €22.8 million in 2003 to €11.2 million in 2004. This decrease was primarily due to a large distribution in the amount of approximately €22 million in 2003 from APP USA to us, which led to high Investment results in the consolidated financial statements because this company is consolidated "at cost". There was no comparable amount in 2004.

Financial result

Financial result remained fairly stable in 2004, with a loss of €36.8 million compared to a loss of €36.5 million in 2003. Interest expense for the entire year 2004, however, was €1.9 million higher than in the prior year, even though the financial debt at the end of 2004 was significantly less than in the prior year. This was due to the high financial liabilities over the course of 2004, which were only reduced in the third quarter of 2004 through the sale of our Ceramics activities. The additional interest expense, which resulted from debt incurred in the first half of 2004, however, was not completely offset by this.

Income taxes

Income tax increased from €22.9 million in 2003 to €90.2 million in 2004. This increase was primarily due to the improvement in earnings from ordinary business operations over 2003 by €242.2 million. The high tax rates resulted primarily from the fact that the effective tax rate is based on the taxable earnings of the individual group companies and not on the pre-tax earnings of our entire Group. It is not possible to combine the results of the individual Group companies for tax purposes, which means that there is no way to offset the negative results of one Group company with the positive earnings of another Group company. The losses sustained by the Siltronic companies in 2003 and in 2004, could not be offset against the positive earnings of the chemical companies.

Minority interests

Earnings from Minority interests decreased from a positive €14.9 million in 2003 to a negative €11.2 million in 2004. Earnings from minority interests in 2004 were attributable primarily to third party interests in Wacker Polymer Systems GmbH & Co. KG, and losses from minority interests in 2003 were attributable primarily to third party interests in Siltronic Japan Corp.

Liquidity and Capital Resources

Overview

We make significant investments in order to adapt the expansion of our production capacity to growing market demands, to develop and benefit from resulting growth opportunities, to support and expand our leading position, and to develop new markets.

We financed past investments primarily from cash flow from current operations and public subsidies. In 2005, advance customer payments were also used to finance investments. In addition, it was possible, in the past, to further reduce our financial liabilities.

Historical Cash Flow Statements

The following table presents certain cash flow information for the years ended December 31, 2004 and 2005 determined in accordance with IFRS, and for the years ended December 31, 2003 and 2004 determined in accordance with German GAAP. For a description of certain significant differences between IFRS and German GAAP, insofar as they affect our 2004 consolidated financial statements, see Note 26 to our IFRS Consolidated Financial Statements (beginning on page F-47).

	For the year ended December 31,			
	2003(*)	2004(*)	2004(*)	2005(*)
	German GAAP	German GAAP	IFRS	IFRS
	(€ millions)		(€ millions)	
Cash flow from operating activities	340.7	366.4	367.4	452.9
Cash flow from investing activities	(331.8)	(229.0)	(220.2)	(297.1)
Cash flow from financing activities	(13.4)	(135.2)	(145.0)	(148.1)
Change in cash and cash equivalents	(7.2)	1.3	1.3	10.0
At beginning of year	30.6	23.4	23.4	24.7
At year-end	23.4	24.7	24.7	34.7

(*) The preceding financial information prepared in accordance with IFRS is derived from our IFRS Consolidated Financial Statements, which contain audited financial information prepared in accordance with IFRS as of the year ended December 31, 2005 and the corresponding comparative figures as of the year ended December 31, 2004. The preceding financial information prepared in accordance with German GAAP is derived from our German GAAP Consolidated Financial Statements. With respect to the preceding financial information prepared in accordance with German GAAP, only the financial information as of the years ended December 31, 2003 and 2004 is comparable. With respect to the preceding financial information prepared in accordance with IFRS, only the financial information as of the years ended December 31, 2004 and 2005 is comparable. Accordingly, the financial information presented above should not be read as a sequential row.

Year Ended December 31, 2005 Compared to the Year Ended December 31, 2004 on the Basis of Our IFRS Consolidated Financial Statements

Cash flow from operating activities

Cash flow from operating activities increased from an inflow of €367.4 million in 2004 to an inflow of €452.9 million in 2005. This increase was primarily due to the increase in after-tax earnings, from €16.3 million in 2004 to €143.9 million in 2005. This increase in after-tax earnings was offset in part by a €66.7 million change in trade accounts receivable, with an unusually strong fourth quarter 2005 having led to a strong increase in trade accounts receivable, most of which, however, were not settled in 2005.

Cash flow from investing activities

Cash from investing activities increased from an outflow of €220.2 million in 2004 to an outflow of €297.1 million in 2005, despite cash investments in intangible assets and property, plant and equipment being higher in 2004 (€356.6 million) than in 2005 (€304.4 million). However, in 2004 the cash outflow was partially offset by cash inflow from the sale of the former Ceramics business division in the amount of €105.1 million, which was not the case in 2005. The main investment projects in 2005 were the expansion of production capacities for 300 mm silicon

wafers in Freiberg as planned, the expansion of our Nünchritz site to a "Center of Excellence", the expansion of production capacities for ultra-pure polycrystalline silicon in Burghausen as well as the expansion activities in Zhangjiagang, China. For further information on individual investment projects, see *"Business Description — Investments."*

Cash flow from financing activities

Cash from financing activities remained nearly unchanged at an outflow of €148.1 million in 2005 compared to an outflow of €145.0 million in 2004. In 2005, the largest part of this cash outflow, €142.6 million, was used for the buyback of treasury shares, and in 2004, €130.7 million was used for the reduction of other liabilities owed to banks.

Year Ended December 31, 2004 Compared to the Year Ended December 31, 2003 on the Basis of our German GAAP Consolidated Financial Statements

Cash flow from operating activities

Cash flow from operating activities increased from an inflow of €340.7 million in 2003 to an inflow of €366.4 million in 2004. This increase was primarily due to the increase in consolidated profits from a loss of €95.4 million in 2003 to a profit of €79.5 million in 2004. Adverse effects resulted, in particular, from an adjustment of €61.9 million of non-cash book gain due to the sale of business activities, a €21.1 million increase in cash outflow from changes in the level of trade accounts receivable, and a €20.7 million cash outflow due to the increase in other accounts receivable and other assets.

Cash flow from investing activities

Cash from investing activities decreased from an outflow of €331.8 million in 2003 to an outflow of €229.0 million in 2004. In 2004, the cash outflow in investment in fixed assets and intangibles totaled €365.4 million, a 17.5% increase from €310.9 million in 2003. Accordingly, the investment ratio (ratio of the additions to fixed and financial assets to group sales) amounted to 14.4% in 2004. The main investments in 2003 and 2004 were the expansion of the Nünchritz site to a Center of Excellence for the production of silicones, the completion of the new production line for 300 mm silicon wafers at the Freiberg site, as well as the expansion of polysilicon operations in Burghausen. For additional information on Wacker's investments during the reporting periods, see *"Business Description — Investments."*

The increase of cash outflow from investments in fixed assets and intangible assets in 2004 was partially offset by proceeds from the disposition of financial assets in the amount of €105.1 million from the sale of our Ceramics business divisions, which did not accrue in 2003. Further adverse effects resulted from the purchase of shares in subsidiaries, for which €26.1 million were spent in 2003 (2004: €0), as well as from increased cash inflow in 2004 from proceeds from the disposal of property, plant an equipment, intangible assets and financial assets.

Cash flow from financing activities

Cash flow used in financing activity increased from €13.4 million in 2003 to €135.2 million in 2004. This increase was primarily due to a significant reduction of the financial liabilities in 2004. The reduction of financial liabilities was made possible by the higher cash inflow that resulted from the sale of the ceramics operations in the second half of 2004.

Equity Capital

Our equity capital, calculated in accordance with IFRS, as of December 31, 2005 was €936.2 million (representing 32.5% of the balance sheet total) as compared to €912.1 million (or 32.4% of the balance sheet total) as of December 31, 2004 on the basis of the consolidated financial statements as of December 31, 2005 prepared in accordance with IFRS. Our equity decreased by €142.6 million as a result of the netting against equity of the acquisition costs of treasury shares we acquired. In addition, the translation adjustment was lower than in 2004, which also contributed to the increase in Equity Capital. For information on the development of our share capital in 2004 and 2005, see note 13 to our IFRS Consolidated Financial Statements (beginning on page F-32).

On the basis of our German GAAP Consolidated Financial Statements, our Equity Capital, as of December 31, 2004, amounted to €678.6 million (or approximately 27.6% of the balance sheet total and, as of December 31, 2003, amounted to €626.6 million (or 25.0% of the balance sheet total). The increased equity capital in 2004 compared to the prior year was primarily due to Group earnings for 2004 in the amount of €68.3 million, even though negative effects in the form of distributions to minority shareholders in the amount of €13.0 million and currency changes in the amount of €17.3 million were also included.

Investments

The following table sets forth investments with an effect on our cash flows for the years ended December 31, 2005 and 2004 (calculated in accordance with IFRS) and the years ended December 31, 2004 and 2003 (calculated in accordance with German GAAP). The investments with an effect on our cash flows presented here are not identical with the investments described above under "*Factors Influencing our Results — Operational Factors — Investments*" that are based on the additions to the fixed and financial assets determined in accordance with IFRS or German GAAP in the respective fiscal years. For a description of certain significant differences between IFRS and German GAAP, insofar as they affect our consolidated financial statements as of and for the year ended December 31, 2004, see note 26 to our IFRS Consolidated Financial Statements (beginning on page F-47).

	As of December 31,			
	2003(*)	2004(*)	2004(*)	2005(*)
	German GAAP	German GAAP	IFRS	IFRS
	(€ millions)		(€ millions)	
Investment in property, plant, equipment and intangibles	310.9	365.4	356.6	304.4
Investment in financial assets	2.1	—	—	2.2

(*) The preceding financial information prepared in accordance with IFRS is derived from our IFRS Consolidated Financial Statements, which contain audited financial information prepared in accordance with IFRS as of the year ended December 31, 2005 and the corresponding comparative figures as of the year ended December 31, 2004. The preceding financial information prepared in accordance with German GAAP is derived from our German GAAP Consolidated Financial Statements. With respect to the preceding financial information prepared in accordance with German GAAP, only the financial information as of the years ended December 31, 2003 and 2004 is comparable. With respect to the preceding financial information prepared in accordance with IFRS, only the financial information as of the years ended December 31, 2004 and 2005 is comparable. Accordingly, the financial information presented above should not be read as a sequential row.

For further information regarding the individual investment projects, see "*Business Description — Investments*".

Liabilities

We satisfy our financing requirements primarily through cash flows from operating activity generated by our segments, by public subsidies and advance customer payments, and through short-term and long-term bank financing. As of December 31, 2005, we had unused credit lines in the amount of €665.1 million.

Financial liabilities

The following tables show Financial liabilities as of December 31, 2005 and 2004, determined in accordance with IFRS.

	As of December 31,			
	2004		2005	
	Total	Thereof short-term[1]	Total	Thereof short-term[1]
	(€ millions)		(€ millions)	
Bank liabilities	792.0	274.0	835.0	36.9
Liabilities due to subsidiaries	0.5	0.5	0.0	0.0
Leasing liabilities	50.6	5.3	45.3	5.7
Loans from employees[2]	23.0	4.7	19.3	5.0
Other financial liabilities	6.2	6.2	5.4	5.4
	872.3	290.7	905.0	53.0

(1) Due in the following fiscal year.

(2) These are loans to the Company within the scope of the employee investment program.

Long-term financial liabilities mature primarily within the next five years, with a substantial part falling due within the next three years.

Loan agreements underlying the debts to financial institutions contain clauses typical for such financing instruments, including so-called financial covenants. These provisions require the borrower to maintain certain key financial figures such as ratio of interest expense to earnings, or the ratio of financial liabilities to net assets, and give the lender the right to terminate the loan immediately in the event of non-compliance.

Other liabilities

The following table shows Other liabilities as of December 31, 2005 and 2004, determined in accordance with IFRS.

	As of December 31,			
	2004		2005	
	Total	Thereof short-term[1]	Total	Thereof short-term[1]
	(€ millions)		(€ millions)	
Tax liabilities	9.6	9.0	11.6	11.6
Trade liabilities	210.9	205.2	220.7	216.4
Liabilities due to associated companies	3.3	3.3	3.3	3.3
Social security liabilities	16.6	16.1	18.5	18.2
Payroll liabilities	1.6	1.3	2.3	2.3
Other personnel liabilities	29.7	29.1	57.0	56.6
Derivatives	35.5	35.5	27.8	27.5
Deferred charges	0.1	0.0	8.1	8.1
Advance payments received	8.4	8.4	21.1	3.1
Other liabilities	31.8	31.2	25.5	25.3
Other Liabilities	347.5	339.1	395.9	372.4

(1) Due in the following fiscal year.

Contingent liabilities and other financial commitments

The following table shows Contingent liabilities and other financial commitments as of December 31, 2005 and 2004, determined in accordance with IFRS.

	As of December 31,	
	2004	2005
	(€ millions)	
Guarantees	0.0	0.2
Minimum leasing payments within one year	8.0	8.2
– present value	5.3	5.7
Minimum leasing payments between one and five years	36.7	38.0
– present value	29.3	32.3
Minimum leasing payments over five years	17.0	7.5
– present value	16.1	7.3
Minimum leasing payment	61.7	53.7
– present value	50.7	45.3
Obligations from rent and operating leases		
due within one year	16.3	11.2
due between one and five years	17.1	12.1
due after five or more years	1.7	3.6
	35.1	26.9
Thereof leasing payments based on operating leases	11.5	9.9
Obligations from orders for planned capital expenditures (contractual commitments)	177.5	138.4
Obligations related to subsequent purchase price payments	0.0	3.3

Additional Information from the Company's Unconsolidated Financial Statements

The Company's unconsolidated financial statements as of and for the year ended December 31, 2005 were prepared in accordance with German GAAP and in compliance with the complementary rules of the German Stock Corporation Act (*Aktiengesetz*). As disclosed in such financial statements, the Company's equity increased from €683.4 million in 2004 to €819.9 million in 2005. Liabilities also increased from €595.7 million in 2004 to €664.8 million in 2005. For further information on the Company's unconsolidated financial statements, see the notes to the Company's unconsolidated financial statements as of and for the year ended December 31, 2005 (beginning on page F – 16).

Quantitative and Qualitative Statements Regarding Market Risk

We are a global chemical company active in the semiconductor and chemical products sector and, therefore, exposed to various market risks which are connected with our entrepreneurial activity. Certain of these risks are described more fully under "Risk factors". We have comprehensive reporting and monitoring mechanisms, in order to recognize these and other risks in a timely manner and to take appropriate action. The risk management system is audited internally by our Group audit office, and externally by the outside auditor in connection with the annual audit of our accounts.

Set forth below are the measures we use to identify, monitor and reduce the most important market risks.

- ***Sales market risk.*** All of our business divisions are exposed to various economic cycles as well as to market volatility in the markets served by such business divisions. This applies not only with respect to the cyclical nature and volatility of the respective market segment, but also with respect to the cyclical nature and volatility of the customer sectors relevant to each business division. In addition, the markets, in which we are active worldwide, are characterized by intensive competition that has led to falling prices and pressures on profit margins in a number of segments in recent years. In order to counter these risks in customer markets, it is our strategic objective to be less exposed to the cyclical nature of individual sales markets by offering a broad product portfolio, to continuously expand the share of economic downturn-resistant products in our business divisions, and also to develop long-term customer relationships through excellent product quality.
- ***Raw material and energy price risk.*** Within the scope of our production, we use many different raw materials as well as substantial amounts of energy from different sources. The prices for raw materials as well as for energy have recently increased substantially and are also subject to significant cyclical fluctuations. Crude oil, in particular, whose price affects many raw material prices and, as a rule, also energy prices as a whole, has become substantially more expensive in recent years. In addition, the raw materials especially important to us, i.e., silicon, ethylene and methanol, have become considerably more expensive in recent years. The average price for silicon, for instance, increased from €1,227.50 per ton in 2004 to €1,295.00 per ton in 2005 (*Source: CRU contract price*). The average price for ethylene, for instance, increased from €630.50 per ton in 2004 to €738.75 per ton in 2005 (*Source: ICIC contract price*). Finally, the average price for methanol also increased from €212.5 per ton in 2004 to €225.0 per ton in 2005 (*Source: ICIC contract price*).

  Even though our production is less exposed to oil prices than many other chemical companies, the prices of raw materials most important to us, which are directly dependent on ethylene and methanol, raw materials dependent, in turn, on oil prices

represented 10% and 11% of total costs of materials in 2004 and 2005, respectively. WACKER POLYMERS accounted for the largest usage of such raw materials. We are trying to reduce this dependency through our strategy of selective internalization of our raw materials and energy supply in many areas; thus, for example, the energy requirements of our largest site in Burghausen is served largely through power plants operated by us, which generate power on the basis of efficient co-generation and hydroelectric power. Moreover, the relevant raw material and energy markets are constantly monitored by the responsible central administration and operating business divisions, in order to be able to timely recognize risks to our business operations and profitability in these markets, and to be able to react to changes on time. However, it is impossible to completely hedge against price risks in the raw material and energy market.

- ***Currency risk.*** We conduct our business globally and thus generate a substantial part of our sales in currencies other than the euro, and a part of our expenses are incurred in currencies other than the euro. In addition, a number of our consolidated subsidiaries maintain their accounts in currencies other than the euro. As a result, our revenue and earnings results are affected by the fluctuations in the relative value of the relevant currencies, particularly between the euro and the U.S. dollar. Currency fluctuations become noticeable when sales of a Group company are realized in another currency than the costs attributable to such sales (transaction risk). A change in the value of the euro compared to the U.S. dollar by one U.S. cent, for example, would have caused a change in the mid single-digit millions in 2005. On the other hand, these fluctuations become relevant if assets or liabilities of companies that are part of our Group are denominated in currencies other than the euro because, in that case, they are carried at the respective applicable rate in our consolidated financial statements (translation risk).

  In cases where we seek to hedge against these risks, we use derivative financial instruments, particularly currency futures contracts, currency options, interest and currency swaps as well as hybrid instruments. Derivative financial instruments are used only if there are underlying positions arising in the business operations, cash investments and financings; we do not engage in speculative transactions. With respect to derivative financial instruments, we are exposed to a credit risk arising out of the nonperformance of the contract by the counterparty. These transactions, accordingly, are conducted only with banks, which have high credit ratings. In the fiscal year 2005, about 55% of our consolidated sales in U.S. dollar were covered by currency hedging transactions.

Critical Accounting Policies

Goodwill

In the past, we accounted for goodwill in accordance with German GAAP, and as of 2004 we accounted for goodwill in accordance with IFRS. Under German GAAP, we applied a scheduled depreciation of goodwill over 10 years; the value of goodwill was, however, reviewed for impairment on an annual basis.

The most significant change introduced by IFRS in connection with the treatment of goodwill in the balance sheet consisted of the "impairment-only-principle" relating to the treatment of acquisition costs of goodwill from business combinations. IFRS 3 prohibits the scheduled depreciation of goodwill. Instead, all goodwill must be reviewed on an annual basis to determine any potential impairment as defined in IAS 36 "Impairment of Assets" and to reflect any extraordinary depreciation in the income statement. Under IAS 36, the impairment test must be performed at the level of the smallest unit to which goodwill can be allocated. These units are called cash generating units ("CGUs"). Accordingly, extraordinary depreciation is determined

based on the book value of a CGU (including the goodwill attributed to it) and the recoverable amount. The recoverable amount equals the higher of an asset's fair value less costs to sell and its value in use. The fair value less potential costs to sell equals the amount obtainable from the sale of a CGU in a bargained transaction between knowledgeable, willing and independent parties at market conditions, minus costs to sell, if any. The value in use is the discounted present value of estimated future cash flows expected to arise from the CGU.

As of the end of 2004, all goodwill was completely amortized under both German GAAP and IFRS. As of December 31, 2005, the book value of goodwill amounted to €5.7 million, which corresponded to approximately 0.2% of our balance sheet total.

At the beginning of 2005, we acquired 100% of Wacker Biotech GmbH, Jena (formerly Prothera GmbH). This acquisition resulted in goodwill of approximately €5.7 million at the end of 2005. The impairment test required under IFRS was performed at the end of 2005; it did not lead to a value adjustment, since the future discounted cash flows of that company exceeded its goodwill. In the future, we will test goodwill for impairment on annual basis as required under IFRS. As the purchase contract provides for additional up-front payments (up to a maximum of €3.3 million) conditional on the future development of sales, this could generate additional goodwill in the future.

Moreover, we acquired a new participation (WPS-Wuxi) in 2005. The amount that exceeded the pro-rated equity capital, €0.5 million, was allocated to fixed assets as "asset appreciation" and is therefore being depreciated as a fixed asset over a useful life of approximately 8 years.

Allowances on Accounts Receivable

Exchange rate adjustments

If necessary, accounts receivable in foreign currencies will be adjusted as of the respective reporting date. If the conditions are met, IFRS also allows for write-ups on accounts receivable in foreign currencies.

Bad debts (operating business, excluding loans).

Allowances are made once it is foreseeable that customers will fail to meet all or some of their payment obligations. With respect to our customers, the number of insolvencies remains reasonable. Allowances which we have made over the past three fiscal years have been less than €5 million. For our German companies, political risks are covered through the government-backed HERMES credit insurance, while other risks are covered by HERMES private insurance. The deductible amounts are between 15% to 20% of the respective loss. Allowances are made only with respect to the loss which we may incur with respect to having to pay the deductible.

Financing of Pension Plans

Domestic

In Germany, pension commitments fall into two categories: pension provisions through Pensionskasse e.V. (pension fund), and direct commitments from the respective companies for employees whose salaries exceed the income threshold for the state pension plan.

Pension provisions through Pensionskasse e.V.

Generally, all employees are beneficiaries under this pension fund. Employees pay a certain amount into the pension fund, which is directly withheld from their paycheck, without cost to the employer. The respective sponsoring companies make matching payments into the pension fund. These payments are expensed by the sponsoring companies and also lead to a cash outflow. If the pension fund is unable to meet its respective pension obligations, the sponsoring companies must increase their contributions to the pension fund. At present, the pension fund is "over-funded." However, any "claims" are not capitalized by the sponsoring companies, which means that they do not result in income. For new members as of 2005, however, the sponsoring companies' liability for the obligations of the pension fund are limited.

Direct commitments from the respective companies for employees whose salaries exceed the income threshold for state pension plan

This form of pension commitment does not require any contributions from the individual employees. The obligations are capitalized as pension provisions. Cash outflows only occur in the pension phase.

Abroad

There are no consistent pension commitment systems for employees abroad. In the United States, contributions are made to external pension funds, which contributions are included in the expenses. In other cases, companies pay allowances for life insurance policies taken out by employees.

New Accounting Standards

We prepare our IFRS Consolidated Financial Statements in compliance with all mandatory IFRS accounting standards. Moreover, the IASB has issued standards, interpretations and amendments to existing standards, which are not yet mandatory, and which we have not applied in the preparation of our IFRS Consolidated Financial Statements. These standards, amendments and interpretations are set forth in greater detail in the Notes to our IFRS Consolidated Financial Statements beginning on page F-16.

Summary of Significant Differences between IFRS and U.S. GAAP

A number of differences between IFRS and U.S. GAAP are described below. The following discussion does not attempt to completely describe these differences, and the order in which the following points are presented is not intended to be an indication of their importance. In addition, the following discussion does not attempt to identify possible future differences between IFRS and U.S. GAAP that could result from conceivable, planned or announced changes to IFRS or U.S. GAAP. This offering circular does not contain annual financial statements prepared by us in accordance with U.S. GAAP, nor does this offering circular contain a reconciliation of our annual financial statements to U.S. GAAP. Since we have never prepared annual financial statements in accordance with U.S. GAAP and have never prepared a reconciliation of our annual financial statements to U.S. GAAP, we cannot guarantee that the differences described below actually relate to the accounting and valuation methods that would lead to the most significant differences between IFRS and U.S. GAAP as they relate to our annual

financial statements. We also cannot assess the net effects that application of U.S. GAAP would have on our financial condition and results of operations.

- ***Financial Statement Presentation.*** The presentation of financial statements may vary between IFRS and U.S. GAAP. This applies, in particular, to the presentation of the balance sheet. Under U.S. GAAP, the asset side of the balance sheet is presented in descending order according to liquidity, with cash being the first line item and fixed assets being the last line item, and equity is presented as the last line item on the liability side of the balance sheet. Our IFRS Consolidated Financial Statements are arranged in the opposite order, both on the asset side and on the liability side. Differences in presentation can also exist in the notes to our financial statements.

- ***Company Acquisitions.*** Under IFRS, a research and development project that is acquired in connection with the acquisition of an enterprise must be accounted for separately in the allocation of the acquisition costs and must be written off over the expected useful life of the project from the time it is ready for use. Under U.S. GAAP, such projects must be allocated a portion of the purchase price, and the determined amounts are carried as expense immediately at the time of the acquisition.

- ***Research and Development Costs.*** Under IFRS and U.S. GAAP, research and development costs are basically identical. Under IFRS, research expenditures are immediately recorded as expenses. An intangible asset resulting from development is recorded as such when certain conditions have been met. To the extent those conditions have not been met, development costs are recorded as expenses in the period in which they were incurred. Development costs that have not been recorded as assets cannot be capitalized as assets retroactively if the conditions that would cause them to be recorded as development costs rather than research expenses are only satisfied at a later time. Under U.S. GAAP, research and development costs, except for certain development costs relating to software and websites, are recorded as costs in the period in which they are incurred.

- ***Impairment of Long-Term Assets (Without Goodwill).*** Under IFRS, we must determine as of each balance sheet date whether there are any indications that there has been an impairment of the value of any long-term asset. An impairment occurs if the asset's book value is greater than its fair value less cost to sell or its value in use, which is defined as the cash value of the future cash flow that can be realized from the asset. Under IFRS, an impairment expense can be reversed if the circumstances that led to the impairment no longer exist. However, the appreciation in book value resulting from increased valuation may not lead to a book value of an asset exceeding the amount of the acquisition costs less scheduled depreciation that would have been recorded had the impairment not been realized. Under U.S. GAAP, whether an impairment of a long-term asset has occurred is generally analyzed in light of the relevant asset's non-discounted cash flow. If the asset's book value exceeds this value, an impairment expense is realized. The relevant present value is determined based on discounted cash flow. An impairment expense may not be reversed.

- ***Fixed Assets.*** Under IFRS, fixed asset production costs do not include any related interest expense incurred or accrued. Under U.S. GAAP, interest accrued during the production period must be capitalized and then amortized over subsequent periods that correspond to the assets useful life.

- ***Inventory.*** Under IFRS, in determining the cost of inventory, fixed manufacturing costs are allocated to the cost of the inventory based on the normal utilization of the relevant manufacturing capacity. Idle costs are recorded as expenses. To the extent that certain

criteria are met, value adjustments are made for past extraordinary depreciation. Under U.S. GAAP, the idle costs for a period are taken into account pro rata in the costs of services and the manufacturing costs relating to inventory. A value adjustment for extraordinary depreciation is impermissible under U.S. GAAP.

- ***Minority Interests.*** Under IFRS, minority interests form a part of equity. However, this does not apply to minority interests in partnerships. Under U.S. GAAP, minority interests do not form part of equity.

- ***Defined Benefit Pension Plans.*** The net obligation for defined benefit plans and similar benefits is calculated under both IFRS and U.S. GAAP on the basis of ongoing one-time premiums. The difference between IFRS and U.S. GAAP relates in particular to the accounting for additional pension provisions (additional minimum liability), and past service cost resulting from retroactive plan changes. The interest component of pension plans is considered interest income under IFRS, while under U.S. GAAP it is considered part of functional costs. Under U.S. GAAP, using a "measurement date", which is a date other than the balance sheet date is possible. IFRS permits, during the initial implementation of IFRS, to use as of the "transition date", a "Fresh Start Accounting". This permits the creation of provisions in an amount equal to the full obligation as of such date.

- ***Other provisions.*** The amount to be entered as a reserve under IFRS is to represent the best possible estimate. Risks and uncertainties related to the events that led to the creation of the reserve are taken into account in determining the best possible estimate. Under U.S. GAAP, in the cases in which no clear value can be determined, the lower value of an estimated range of values is used. IFRS requires in principle that provisions be entered at present value. The expense from the interest on provisions over time is included as part of the net interest expense. Additionally, there can be differences between IFRS and U.S. GAAP both with respect to when provisions can be recognized and the amount of provisions relating to restructuring. Under IFRS, in connection with obligations under part-time retirement programs, the agreed increase amount is reserved against in full amount upon conclusion of a binding agreement, while under U.S. GAAP, such an obligation would be accrued on a non-discounted basis over the remaining active employment period of the employee.

- ***Deferred Taxes.*** Under IFRS, deferred taxes for deductible temporary differences, unused loss carry forwards and unused tax credits are carried as assets as soon as their use is probable; for certain special cases, this is ruled out. Similar provisions apply under U.S. GAAP. Deferred taxes owed and tax receivables from temporary differences, both under commercial and tax accounting, are entered together with claims for tax loss carry-forwards. However, there are several exceptions. Pursuant to U.S. GAAP, deferred tax assets must be reduced by an allowance if it is probable (which is the case if the probability of the event is greater than 50 percent) that the deferred tax assets will not be realized in full or in part. U.S. GAAP and IFRS provide differing tax rates for deferred taxes arising from the reduction of interim profits.

- ***Leasing.*** Under both IFRS and U.S. GAAP, there are classifications for finance leases. Both standards set out a list of criteria of various factors. If one of these factors apply, the existence of a finance lease is assumed. Because of the difference in requirements, inconsistencies between IFRS and U.S. GAAP could arise in individual cases.

- ***Derivative Financial Instruments.*** Under both IFRS and U.S. GAAP, derivative financial instruments are recorded as assets on the balance sheet. Changes in the market value must be recognized in income if certain criteria for hedge accounting are not fulfilled.

With respect to the criteria to be fulfilled in connection with the application of hedge accounting, there are differences between IFRS and U.S. GAAP. Similarly, there are differences in the manner in which changes in the market value are recognized in certain cases. In contrast to U.S. GAAP, IFRS permits the accounting for a variety of financial instruments at fair market value (the "fair-value option") regardless of the existence of a hedged item.

Business Description

Introduction

We are a global chemical group that has gained leading market positions in most of our markets by offering a broad range of technologically advanced specialty products with potential to add substantial value to a wide range of business sectors and industries.

Our main business is the production and transformation of silicon into a variety of inorganic products for high-tech applications. Our products are in demand in a number of high-growth end markets, such as the markets for solar power, electronic goods, pharmaceuticals and personal hygiene products. As a producer of silicon and polymer products, we also enjoy a strong market position as a supplier to the construction and automotive industries. We meet the specific demands of our customers by focusing on application-oriented development and customer-oriented solutions, which form the basis of our high profitability. Due to the largely inorganic nature of our products, we are less dependent on the price of oil than other companies in the chemical industry that are dependent on organic materials.

We market and sell over 3,500 products to more than 3,500 customers in more than 100 countries and have a well-established global presence. We operate 22 production facilities throughout the world and have subsidiaries and sales offices in over 28 countries in Europe, the Americas and Asia, including an established presence in China. We believe that our products have potential to add substantial value because they increase the performance of our customers' end products. In 2005, our largest single customer accounted for 4.3% of our sales.

We operate through five business divisions (*Geschäftsbereiche*): WACKER SILICONES, WACKER POLYMERS, WACKER POLYSILICON, WACKER FINE CHEMICALS and SILTRONIC. Each of our business divisions develops, manufactures and sells a wide range of innovative, highly specialized products that often enjoy leading market positions. Our business divisions sell most of our products to third parties, with a limited number of our products being used by the business divisions themselves or, to some extent, across our business divisions. As a result, we enjoy a competitive advantage with respect to costs, quality and reliability of supply. We are not aware of another company that can offer the entire value chain from the processing of silicon metal to the production of silicon wafers.

WACKER SILICONES (approximately 39% of Group sales in fiscal year 2005) is one of the world's largest producers of silicone products, with more than 3,000 highly customized, innovative products ranging from silicone-based oils, emulsions, resins, elastomers and sealants to silanes and pyrogenic and highly dispersed silicas. This business division's products offer our customers potential to add substantial value by increasing the value and performance of their end products and are used in industries such as the construction, chemical, cosmetics, automotive, plastics, electronic, textile and paper industries.

WACKER POLYMERS (approximately 17% of Group sales in fiscal year 2005) is a leading producer of highly developed binders and polymer additives in the form of redispersible powders and dispersions, polyvinyl acetates, varnish resins, polyvinyl butyrals and polyvinyl alcohol solutions. This division's products are used in the construction chemicals sector for the production of binders, printing inks and surface coatings and in the paper and automotive industries.

WACKER FINE CHEMICALS (approximately 4% of Group sales in fiscal year 2005) produces both customized and standard products in the fine chemicals sector, based on advanced chemical and biochemical processes. These products include, among others, acetylacetone, chiral synthesis building blocks, cyclodextrines, cysteine and pharmaceutical proteins. This business division focuses on the production of customized solutions for growth sectors such as pharmaceuticals, agricultural chemical products, cosmetics and food additives.

WACKER POLYSILICON (approximately 5% of Group sales in fiscal year 2005) is one of the world's leading producers of hyperpure polysilicon. This business division's product range also includes pyrogenic silica, chlorosilanes and salt. The polysilicon produced by this business division is used in the semiconductor market and in the growing solar power market and, due to its use in these markets and related customization requirements, must meet the highest quality requirements. Polysilicon produced by this business division for the semiconductor market and pyrogenic silica is used substantially within our Group. In fiscal year 2005, this division's sales from sales within our Group was approximately equal to sales received it from sales outside of our Group.

SILTRONIC (approximately 33% of Group sales in fiscal year 2005) is one of the world's largest producers of hyperpure silicon wafers to the semiconductor industry and is a significant supplier to the majority of leading semiconductor manufacturers. This business division focuses on the growing market for 300 mm wafers and, we believe, its size, technology and quality have enabled it to strengthen its leading market position through high utilization.

In fiscal year 2005, we generated sales of €2,756 million compared to €2,504 million in fiscal year 2004. As of December 31, 2005, we had 14,434 employees compared to 14,688 as of December 31, 2004.

Competitive Strengths

We believe that we benefit from the following competitive strengths, which offer an outstanding basis for future growth:

Leading market positions in attractive market segments. We hold leading market positions in many attractive market segments. In each of our five business divisions, the vast majority of our revenue is generated in markets in which, based on our own market data, we are among the three leading companies in terms of sales in a number of strategically particularly important business units and products we are a clear market leader.

- WACKER SILICONES was the world's third largest producer of silicone products and the worldwide market leader for silicone in the building protection sector in 2005 (*Source: Research by Bowrey Consulting and Wacker Group estimates*).
- WACKER POLYMERS was the world's largest producer of redispersible powders, construction dispersions and chewing gum base in 2005 (*Source: Research by AC Treuhand and Wacker Group estimates*).
- WACKER FINE CHEMICALS, according to our own estimates, is the world's largest producer of cyclodextrin and acetylacetone.
- WACKER POLYSILICON is the world's second largest producer of polysilicon and the market leader for polysilicon applications in the solar power industry (*Source: Research by SEMI* and Wacker Group estimates).
- SILTRONIC is the world's third largest producer of silicon wafers and the world market leader in certain segments of the wafer market, such as wafers produced for PowerMOS applications (*Source: Research by Gartner and Wacker Group estimates*).

Global company with a growing presence in Asia. We are present in every important geographic market for specialty chemicals and highly developed materials. We operate 22 production facilities throughout the world and have subsidiaries and sales offices in more than 28 countries. Our sales in fiscal year 2005 were generated in Germany at 21%, Rest of Europe at 31%, North and South America at 22%, Asia at 23% and the Rest of world at 3% (2004: Germany 23%, Rest of Europe 33%, North and South America 22% and Asia/Rest of the World 22%). We are focused on high-growth regions and have an established presence in Asia,

particular in China. In 2005, we commenced operations of a production facility for redispersible powders in Zhangjiagang, China, and WACKER SILICONES plans to expand the existing production facility in Zhangjiagang into a fully integrated, high-volume production facility in connection with its joint venture with Dow Corning for the production of the intermediate products siloxane and HDK®. Production of our specialty chemical products in the areas of silicone and redispersible powders have already grown substantially in the Chinese market over the past two years, and we believe that our strategy in Asia, including our clear commitment to operating production facilities in China, is and will continue to be a significant factor contributing to our growth in the future. SILTRONIC also attaches primary importance to the Asian market and operates various local production facilities and enjoys strong and long-term customer relationships there, particularly in the field of 300mm wafers. SILTRONIC's presence in Asia will be further strengthened significantly by its planned joint venture with Samsung for the production of 300mm silicon wafers in Singapore.

Relatively limited exposure to oil and raw material prices. Most of our production is not dependent on petrochemical raw materials. Silicon metal is the most important raw material used by our WACKER SILICONES, WACKER POLYSILICON and SILTRONIC business divisions, and larger quantities of petrochemical raw materials are only needed by our WACKER POLYMERS business division. Ethylene and methanol, our most important raw materials that are sensitive to oil and energy prices, each constituted 10% and 11% of our total material costs in 2004 and 2005, respectively, which totaled €859 million in 2004 and €969 million in 2005. In addition, we operate two power generation units that supply all of the energy required by our largest production site in Burghausen, utilizing an efficient co-generation power unit, which supplies most of the energy consumed at the Burghausen site, and a hydroelectric power unit, which supplies the remaining portion of the energy consumed at the site. With regard to our products, we also indirectly benefit from high oil prices since our WACKER POLYSILICON business division is a supplier to the solar power industry.

Advantageous cost structure. We are focused on maintaining our competitive cost structure in each of our five business divisions and continuously carry out a number of projects to optimize our production costs. In this respect, we profit from unique integrated production processes at our production facilities, in particular in Burghausen, which create significant cost advantages. These cost advantages result from the use and reuse of most of the by- and co-products generated during the production processes. The benefits of integration are also enhanced by the size of our production facilities, our advanced technologies, and our proprietary know-how. In addition, we benefit from the continuous forward integration of our production processes. For example, we believe that WACKER SILICONES is the only major silicone producer that covers all of the production steps along the value chain, from the processing of raw silicon to the manufacture of silicone cartridges. Our successful restructuring of SILTRONIC after the silicon wafer market recession in 2001 and 2002, which improved SILTRONIC's EBIT by €106.5 million in fiscal year 2005 as compared to the prior year, is proof of our sustained cost management. A further key element in controlling investment costs are joint ventures which, along with the maximization of synergies, permit further controlled and focused expansion in new growth markets. Examples of cost management through customized joint ventures include our cooperative venture with Dow Corning to produce the intermediate products siloxane and HDK® in China, our cooperative venture with APCI in the production of polymers, and our joint venture with Samsung in the construction of a new production facility for 300 mm silicon wafers in Singapore. We believe these factors enable us to enjoy production costs that are significantly lower or equally as low as those of our competitors for a number of our most important products.

Our focus on technology increases demand for our products and customer loyalty. We believe we have been able to establish ourselves as a technology leader in many of our business areas by focusing on research and development and resulting technological advantages. Many of our

products offer substantial technological advantages over mass-manufactured products commonly used for the same purposes, which has resulted in significant market potential for the use of a number of our products as substitutes in certain applications. For example, redispersible powders that permit faster and more cost effective handling in a dry mortar system as compared to conventional wet mortar systems. We often develop customized product and application solutions in direct collaboration with our customers, with the resulting specialty products often being priced higher than mass-manufactured products. We believe this gives us immense competitive advantages that result in increased demand for our products and customer loyalty. We also believe that our ability to innovate will continue to be a decisive factor in our efforts to grow in each of our business divisions.

High barriers to market entry. Many of our products require a high degree of technological know-how, and our new products are often developed in close collaboration with our customers based on their detailed specifications. This encourages the development of long-term customer relationships and an intimate understanding of our customers' needs and desires as they develop. A number of our production processes and products also require official permits from building, food or other regulatory authorities. In addition, investments required for high-volume chemical products and silicon wafers production facilities are high and, for certain facilities, typically amounts to several hundred million euro. Investments such as these can typically only be made by established manufacturers. As a result, our business divisions typically only have a limited number of competitors and the barriers to entry in the markets they serve are very high. For example, throughout the world there are currently only five major producers of silicon products, five major producers of 300 mm silicon wafers, six major producers of polysilicon and four major producers of redispersible powders.

Strategy

In order to sustain our profitable growth, we focus on a wide variety of opportunities in each of our business divisions.

Expand in attractive growth markets. The strategic objective of each of our business divisions, in particular in areas where we already enjoy leading market positions and substantial technological know-how, is to focus on investments in product markets that offer strong growth potential:

— WACKER SILICONES intends to make substantial investments in production facilities for siloxane, the key basic material for the manufacture of silicone products, that is currently in shortage of supply worldwide due to limited production capacities.

— WACKER POLYMERS intends to grow further in the dry polymers market, a market in which we are already a market leader, by expanding its production capacity in this area.

— WACKER FINE CHEMICALS is focusing on markets with attractive growth potential for its products cyclodextrin, cystine and cysteine and on new customer-specific production projects in the field of biotechnology.

— WACKER POLYSILICON is expanding its production capacity for polysilicon, a product currently in high demand, in particular by the solar power industry, by building a new production facility in Burghausen.

— SILTRONIC is demonstrating its commitment to 300 mm silicon wafers as the growth engine for the wafer market through its new production facility in Freiberg and its planned joint venture with Samsung for the construction of a new production facility in Singapore.

Capitalize on our technological lead. We believe our diversified product portfolio includes a number of products, such as silicone elastomers and redispersible powders, that offer significant technological advantages over our competitors' products and therefore have significant potential to serve as substitutes in various applications. For example, in the automotive industry, conventional rubber-based products are increasingly being replaced by silicone-based products, which have longer durability and a greater resistance to heat. By focusing on technologically advantageous products that offer high substitution potential and by continuing to introduce newly developed products into the market, we intend to grow our revenue at a rate higher than that of the general chemical products market. The important factors in the implementation of this strategy are our technically trained sales staff and our technology centers, which play a central role in the development of long-term customer relationships and in the penetration of new markets.

Focus on geographic regions with strong growth potential. We are a global company with a strong market presence in every economic region of the world and with production facilities in Europe, Asia and the Americas. We anticipate that Asia, in particular China, will continue to grow at above-average rates in the next few years. We already have a presence in China through our production facilities and sales offices and plan to expand our business activity there significantly. Our implementation of this strategy is evidenced by several steps we have already taken. In 2004, we opened our first production facility for silicone emulsions in Shanghai and have more recently concentrated our investments in China on our production site in Zhangjiagang, where we commenced operation of the first powder tower for the production of redispersible powders for use in construction in mid-2005 and the commencement of operations of a production facility for silicone elastomers is planned in the first half of 2006. In addition, by December 2004 we had already acquired the polymer business of the Chinese company Wuxi Xinda and have established several cooperative ventures with Asian partners over the past few years to facilitate the market entry of our products there. We intend to continue to pursue the targeted expansion of our business activity in Asia.

Further increase of profitability. We intend to further increase our profitability, while making substantial investments for future growth. We believe that the foundation for this growth will be our leading market positions across many areas, our technological leadership, our wide, specialized product offering, our long-term customer relationships and our stringent cost discipline. Many of our specialized products are highly customized to the detailed specifications of our customers. For this reason, and due to the importance of these products to our customers, these products are subject to less pricing pressure and therefore enjoy more stable profit margins. The same also applies to our commodity-type products for which there is currently a shortage of supply, such as siloxane and polysilicon. We also plan to take targeted measures aimed at minimizing the necessary investments, including, for example, the high-priority expansion of existing production capacity, our collaboration with partners to limit our investment costs, such as our collaboration with Dow Corning for the construction of production facilities for the silicone intermediate products siloxane and HDK® in Zhangjiagang, China, and our collaboration with Samsung for the planned construction of a new production facility for 300 mm wafers in Singapore, and the participation of our customers in the financing of new production facilities, such as with the planned new production facility for polysilicon in Burghausen. In addition, we intend to increase our profitability by continuing to make productivity improvements and by strictly managing costs. As a result, we consistently carry out a number of projects to reduce production costs, such as, for example, our "Wacker Operating System" and "Operational Excellence" projects, which are aimed at achieving cost improvements across SILTRONIC's entire value chain.

History

The predecessor of our current Company was founded as "Dr. Alexander Wacker Gesellschaft für elektrochemische Industrie KG" in 1914 with the start of the production of chemicals in Burghausen, Germany, which is still our most important production site today. Our Company as it exists today was established as Wacker-Chemie GmbH, a company with limited liability (*Gesellschaft mit begrenzter Haftung*), and in 2005 was transformed into a German stock corporation (*Aktiengesellschaft*). Throughout our history, we have had remarkable successes as a technology leader in the areas in which we operate. Our major milestones include the first industrial-scale production of acetaldehyde, acetic acid and acetone in 1917, the discovery of the suspension process for polyvinyl chloride in 1935, the first production of hyperpure silicon for the semiconductor industry in 1953, the conversion of vinyl chloride production using ethylene instead of acetylene as a source material in 1965, the commencement of production of 300 mm silicon wafers in 1990 and being the first to commence production of hyperpure polycrystalline silicon specifically for the solar industry in 2000.

Since our founding in Germany, we have grown into a global chemicals group. This process of targeted geographic expansion has accelerated substantially in the last decade. During this period, we have entered into a number of cooperative ventures with strong partners. Cooperative ventures that have influenced the direction of our Group include the combination of our polymers businesses with APCI's polymers business in 1998, our establishment of a silicone production joint venture with Asahi Chemical Industry Co., Ltd., Tokyo, Japan ("Asahi") in 1999 and, most recently, our cooperative venture since 2004 with Dow Corning for the construction of siloxane and highly dispersible silica production facilities in China and our planned joint venture with Samsung for the construction of a new 300 mm wafer factory in Singapore.

Products, Market Environment and Customers

In order to better reflect the strategic orientation of our organization, on January 1, 2005 we restructured our Group into five business divisions: WACKER SILICONES, WACKER POLYMERS, WACKER FINE CHEMICALS, WACKER POLYSILICON and SILTRONIC. We believe that our structure will lead to an even better utilization of existing market and technological potential and to the development in new and promising growth segments. In addition, we have recently disposed of strengthened business segments that do not belong to our core competencies, such as the sale of our ceramics business division to Ceradyne Inc., United States, in 2004.

WACKER SILICONES

With more than 3,000 silicon products, we are one of the world's largest silicone and silane manufacturers (*Source: Bowrey Consulting, February 2006*), and are also the market leader in important market segments. Silicones are synthetic polymeric compounds based on siloxanes which are produced from silicon, which is the most common chemical element on earth. Our product portfolio in this area extends from silicone-based oils, emulsions, resins, elastomers and sealants to silanes, which are used as adhesion mediums, for surface modification and/or for interlacing, and pyrogenic silica. The highly differentiated characteristics of silicones, such as heat tolerance or hydrophobicity, allow for a very extensive range of uses and therefore intelligent solutions for specific problems in a number of industries, in particular in the construction, textile, plastics, chemicals and automotive industries. Our WACKER SILICONES business division produces specialty products that are individually customized to our customers' specifications as well as standard products, such as, in particular, raw materials for the production of silicone. This business division generates roughly the same amount of revenue from specialty products as it does from its standard products. Our customers sometimes combined the products of WACKER SILICONES with other materials, called "compounding," and

process them further. We also deliver some of our products already customized to our customers' requirements.

WACKER SILICONES achieved total sales in fiscal year 2005 in the amount of €1.12 billion, compared to €1.05 billion in fiscal year 2004 and generated 39% share of our external Group sales in 2005 (2004: 40%). This business division operates 11 production sites, the most important of which are our sites in Burghausen and Nünchritz, Germany, which have their own raw material siloxane production capacity and our sites in Zhangjiagang, China, and Adrian, Michigan, in the United States.

In fiscal year 2004, WACKER SILICONES entered into a joint venture with Dow Corning for the joint production of silica and siloxane in China. We entered into a framework agreement (Master Agreement) in November 2004 with Dow Corning for the joint development of siloxane and HDK® production facilities in Zhangjiagang, China, in addition to a number of additional contracts. The siloxane production facilities are expected to be completed in late 2008 by a joint venture company, in which we hold a 25% share and Dow Corning holds a 75% share. The HDK® production facilities are expected to be completed in two stages by the end of 2007 and 2008, respectively, by another joint venture company, in which we hold a 51% interest and Dow Corning holds a 49% interest. We intend to construct additional production facilities, independent of Dow Corning, at the Zhangjiagang location for the processing of the intermediate products siloxane and HDK®, or "upstream production," into proprietary products, or "downstream production." We expect to start operation of our first silicone elastomer production facilities in the first half of 2006 and of our first sealants productions facilities in the remaining half of 2006 at our Zhangjiagang site. See also "— *Investments — WACKER SILICONES*".

In addition to the joint venture with Dow Corning for upstream products, we also entered into several joint ventures for downstream silicone products. In September 1999, we started a joint venture with Asahi Chemical Industry Co., Ltd. for the joint production of certain silicone-products in Akeno, Japan, and for the marketing of the products in Japan and other parts of Asia. Wacker and Asahi each hold a 50% interest in the joint venture company Wacker Asahikasei Silicone Co. In addition, we entered into a variety of contracts in connection with the establishment of a joint undertaking with Metroark Ltd., India, for the joint production and marketing of silicone products on the Indian subcontinent. We own 51% of this joint undertaking, Wacker-Metroark Chemicals Pvt. Ltd., and Metroark owns 49%. In addition, in May 2005 we entered into a joint venture with the Chinese company, Dymatic Chemicals Inc. ("Dymatic"), which works in the area of textile applications, for the joint development, production, and marketing of silicone products for applications in the area of textile treatment in China. For this joint venture, the we established Wacker Dymatic Silicones (Shunde) Co., Ltd., in which we and Dymatic hold equal 50% interests. Finally, Wacker Chemical Corporation and Fuji Photo Film Co., Ltd., Tokyo, Japan ("Fujifilm"), each hold a 50% interest in Planar Solutions LLC, Adrian, United States ("Planar Solutions"), a company engaged in the development and production of chemical slurries for the chemical-mechanical planarization of silicon wafers. Since Fujifilm has approached us with its general interest to take over Planar Solutions entirely, we are currently reviewing our strategic options for this joint undertaking.

The global market for silicone products has grown steadily in recent years (*Source: Bowrey Consulting, February 2006*). Worldwide sales generated by silicone products has increased from approximately USD 7.2 billion in 2003 to approximately USD 9.0 billion in 2005 (*Source: Bowrey Consulting, February 2006*), which represents an average annual rate of growth of 11.8%, before taking into account the devaluation of the US Dollar against the euro. The growth of the global silicone market is driven by the current shortage in supply of raw material siloxane, which limits growth in this market due to production capacity constraints. We are not aware of any announcements by competitors in connection with the start-up of new large, or "world scale," facilities for the production of siloxane. Unless our competitors open additional production

facilities, we expect a significant strengthening of supply in this market to occur only after the opening of our new planned siloxane production facility with Dow Corning in Zhangjiagang in 2009.

Since silicone products are used in a wide range of industries, the silicone market is less cyclical than other markets in which we operate. Our products are utilized by the construction, chemicals, cosmetic, automotive and electronics industry, each of which accounts for over 10% of sales in our WACKER SILICONES business division. In addition, the low cyclicity of this market is strengthened by the fact that silicone products are being used more frequently as substitutes for other products. For example, in the automotive industry, conventional, rubber-based products are increasingly being replaced by silicone-based products because of their longer durability and greater heat tolerance. Since we offer a very broad product portfolio in this area, our WACKER SILICONES business model is characterized by relative stability.

In fiscal year 2005, WACKER SILICONES generated more than half of its sales in Europe, with Germany being its most important market. Its other major markets were particularly dynamic, including the Americas, where it generated just under one quarter of its sales in 2005, and Asia. As a sales market for silicone products, Asia, with 35% of worldwide sales, has caught up to Europe, at 34%, and has even surpassed the Americas, at 31% (*Source: Bowrey Consulting, February 2005*). We believe that the importance of the Asian market will increase in the next several years, and that this region will grow at above-average rates compared to worldwide sales. On the basis of our existing production facilities in Zhangjiagang and our planned investments in this site (see "*— Investments — WACKER SILICONES*"), we expect above-average revenue growth for WACKER SILICONES in China and Asia. However, we expect greater price cyclicity in China due to fluctuating supply and excess demand.

According to industry experts, we are the world's third largest producer of silicone products with a market share of approximately 13% (*Source: Bowrey Consulting, February 2006*) and, in our opinion, hold even stronger positions in certain segments of the silicone products market, such as the segments for silicones for building protection, in which we are the global market leader, elastomers in the energy sector and silicone-based oils for certain printing processes, or "impact printing." The world's largest producer of silicone products is Dow Corning, which has a market share of approximately 37%. The second largest producer of silicones is GE Silicones in Wilton, Connecticut, United States ("GE Silicones"), with a market share of approximately 23%. Our other competitors include Shin-Etsu Chemical Co., Ltd., Tokyo, Japan ("Shin-Etsu"), with a global market share of approximately 11%, as well as Rhodia S.A., Paris, France ("Rhodia") with a market share of approximately 6% (*Source: Bowrey Consulting, February 2006*). In Europe, according to SRI International, in 2003 we were the market leader in silicones with a market share of about 33%.

Our WACKER SILICONES business division is divided into five business units: Performance Materials, Elastomers, Basic Materials, Silica and Advanced Materials. Performance materials accounts for around one third and elastomers and intermediate products each for around one quarter of this business division's sales.

Performance Materials

The Performance Materials business unit is responsible for WACKER SILICONES' operations in the construction and textile industry, paper coating industry and the general chemical industry sectors. Products manufactured in the Performance Materials business unit are used, for example, as construction coatings, such as silicone resins for weather protection for buildings, and as textile coatings, such as silicone oils for the textiles textures or air bag coatings, or in printing technology, such as for silicone oils for high speed copiers and digital printing technology. In the area of silicone building protection agents, we hold a market leading position,

which we plan to extend in Asia and North America. We believe that growth prospects also exist in the area of H-siloxanes for construction materials, which are used to make gypsum plasterboard water-repellant, and in regions of particularly strong growth, such as in the United States, where we see additional market opportunities because of the heavy use of gypsum plasterboard in construction. In the textile industry, the joint venture with Dymatic focuses on the Chinese market. The Performance Materials business unit's customer base is highly diversified, with its most important customers being Avery Dennison Corporation, United States, Xerox Corporation, United States, Invista, United States, Kimberly-Clark, United States and STO AG, Germany.

Elastomers

Our Elastomers business unit is responsible for our silicone elastomer business. The most important product groups of this business unit are high temperature reticulating and liquid silicones. The range of uses for silicone elastomers is very broad due to a number of its characteristics, such as heat tolerance, insulating properties or hydrophobicity. Our products are used, for example, in the automotive industry for gaskets or covers and in the electronics industry as insulators, or elastic cable conduits or covers. They also serve as casting compounds in areas such as dentistry and are used in modern household or lifestyle products, such as elastic silicone baking pans and swim goggles. In this area, we consider ourselves the market leader in Europe and one of the leading suppliers worldwide. The primary customers of this business unit are the Robert Bosch Group, Germany, TSF srl, Italy, Delphi Corporation, United States, Lexington Connectors, United States, and the Mac Lean Group, United States.

Basic Materials

Our Basic Materials business unit produces sealants for the construction industry and is responsible for our production of intermediate products (siloxane and silanes), which are further processed within WACKER SILICONES or by WACKER POLYSILICON or sold to other silicone producers. Our Basic Materials business unit intends to begin the production of sealants in China in mid-2006. We consider ourselves the world's third-largest producer of silicone sealants, with an estimated market share of 13%. Our main customers in this area are companies in the construction industry, such as Soudal N.V., Belgium, Würth-Group, Germany, Sika AG, Switzerland ("Sika"), RPM International Inc., United States and Henkel KGaA, Germany ("Henkel").

Silica

Our business for the production of pyrogenic or fumed silica, which we sell under the brand name "HDK®" (highly dispersible silica), is operated by our Silica business unit. Highly dispersible silica is a hyperpure product in powdered form, which is used to reinforce silicone elastomers and sealants in resin systems and to alter the flow behavior of products such as toothpaste or ketchup. Highly dispersible silica also permits highly effective thermal insulation. In addition, HDK® is used as an anti-blocking agent in products such as fire extinguisher powder or toner. The HDK® that our Silica business unit produces is primarily used within our Group by our other business units for further processing, but we do supply it to customers outside of our Group. We are currently expanding our HDK® production capacity with a new production facility in Zhangjiagang, China, which is expected to be completed in 2007. We estimate that our Silica business unit is the world's third largest producer of HDK®, with a market share of about 20%. On the market for traded HDK®, we believe we are the second-largest supplier. Our main customers for HDK®, aside from our internal customers, who account for approximately 40% of our total production of HDK®, include EGO Dichtstoffwerke GmbH & Co. Betriebs KG, Germany, Soudal N.V., Belgium, Ashland Inc., United States, Reichhold Inc., United States and Henkel.

Advanced Materials

Our Advanced Materials business unit concentrates on new growth areas. In this regard, this business unit is particularly active in the field of organofunctional silanes, hybrid materials (thermoplastic silicone elastomers) and chemicals for electronic applications. This business unit finds innovative solutions for its customers and develops novel products based on special silanes and silicones. For example, the products produced by the Advanced Materials business unit include Alpha-silanes, which is used in highly reactive adhesion mediums and as a cross-linking agent in adhesives systems, silane-modified polymers that can be used as alternatives to potentially ecologically or toxicologically hazardous materials, such as, for example, isocyanate-cross-linked polyurethanes, thermoplastic silicone elastomers, which combine the plastic processability of organic polymers with certain positive attributes of silicone or hyperpure silane components, which are used for the manufacture of functional strata in semiconductor production. This business unit's customer base is highly diversified. Its main customers are Borealis AS, Denmark, Total SA, France, Henkel, Sika and the IMCD-Group, Netherlands.

WACKER POLYMERS

Our WACKER POLYMERS business division produces binders based on vinyl-acetate monomers and polymeric additives in the form of redispersible powders and dispersions, polyvinyl acetates, varnish resins, polyvinyl butyrals and polyvinyl alcohol solutions. These products are used in a wide variety of industrial applications or as basic chemicals. High-technology products, such as VINNAPAS®, VINNOL®, PIOLOFORM® and POLYVIOL®, are used primarily by automobile manufacturers, the construction chemicals, paper and adhesives industries, and in the production of printing ink and coatings. Our products are used primarily in the construction industry as polymeric binders to optimize tile adhesives, adhesives for heat insulation systems, mortar or self-leveling compounds. In addition, polymers produced by WACKER POLYMERS are used as binders for varnish and other industrial coatings or for printing colors, as an additive to plastic parts in the automobile sector or in the production of chewing gum.

In fiscal year 2005, WACKER POLYMERS achieved total sales of €474 million, compared to €425 million in fiscal year 2004, and generated 17% of our external group sales (2004: approximately 17%). This business division operates production facilities in Burghausen, Germany, Calvert City, Kentucky, United States, and in Zhangjiagang and Wuxi, China. We divide this business division into two the business units: Construction Polymers and Functional Polymers. In 2005, around three quarters of this business division's sales were generated in Germany and Europe. We perceive opportunities for further growth of this division in America, where around 20% of sales were generated in 2005, and especially in Asia, where we plan to support this growth through the establishment of new technology centers in China, Malaysia and Australia, among other locations.

Wacker contributed a portion of its polymers business into two joint ventures with Air Products Chemicals Inc. in 1998. The joint business activities of Wacker and Air Products in the field of polymer dispersions have been contributed into the joint venture Air Products Polymers („APP"), in which Wacker — through various joint venture entities — holds a share of 35% and Air Products of 65%. The business activities in the field of redispersible powders and polymer dispersions for construction use have been contributed into the joint venture Wacker Polymer Systems GmbH & Co. KG („WPS"), in which Wacker — through various joint venture entities — holds a share of 80% and Air Products 20%. The business division WACKER POLYMERS mainly consists of Wacker's majority share in WPS. In connection with the formation of APP and WPS the parties entered into various agreements regarding the worldwide production of dispersions for both APP and WPS. On March 22, 2006, Air Products publicly announced that it intends to sell its shareholdings in WPS and APP and has initiated the respective process according to the joint venture contracts. In this respect Air Products may consider either selling its interests to Wacker

or to a third party following the completion of the procedures, which have already commenced, provided for in the formation documents of APP and WPS including a right of first refusal for the Company. The Company is of the opinion that an acquisition of Air Product's interest in APP and/or WPS by any third party would not affect Wacker's position under the contracts relating to APP and WPS.

Our WACKER POLYMERS business division has achieved consistent revenue growth in recent years, particularly in the construction industry area, which amounted to 11.5% of the revenue generated by WACKER POLYMERS business division between 2004 and 2005.

Construction Polymers

Our Construction Polymers business unit produces redispersible powders and construction dispersions that are used for in a wide range of applications in the construction industry. Redispersible powders are used, in particular, in dry mortar mixtures, which are used for fastening tiles or insulation material, and also as "self-leveling" compounds in, for example, self-leveling floor coverings. Around 50% of this business unit's sales are generated from binders for the installation of ceramic tiles. Other major product segments are facade insulation products and self-separating compounds.

We believe that redispersible powders and construction dispersions is a growth market that is supported by a number of trends in the construction industry. In particular, demand for the energy-efficient construction and insulation of buildings, an increasing global trend toward the use of tiles and the use of tiles with greater size and weight, and greater quality are all creating market opportunities. For example, in Europe already a large number of tiles are applied in the construction industry using redispersible powders, while in China, which we believe to be the largest market for tiles sales in the world, only a small portion are installed using these advanced materials. In addition, we see high prospects for growth in the areas of dispersion powder-based sealing putty for applications in tunnel construction or mining and in the renovation of mineral water pipes.

In the area of redispersible powders and construction dispersions, we are the world market leader, with 52% market share (*Source: Frost & Sullivan, AC Treuhand AG*). Customers of this business unit include suppliers to the construction industry, such as Saint-Gobain Group, France, Maxit Deutschland GmbH, Germany, Custom Building Products, United States, Adex Systems, Canada and Baumit Bayosan GmbH & Co. KG, Germany. These five most important customers together account for 25% of this business unit's sales from construction polymers. Its main competitors are, above all, Elotex AG, Switzerland, Mapei S.p.A., Italy, Hexion Specialty Chemicals Inc., United States, Dow Chemical Company, United States, and Dairen, Singapore.

Functional Polymers

In contrast to Construction Polymers, our Functional Polymers business unit serves a number of different sales markets. This business unit's primary products are vinyl acetate-based solid resins, whose applications are range from use in the production of chewing gum (as polyvinyl acetate solid resins) to use as coatings and resins.

Polyvinyl acetate solid resins are used for the production of chewing gum base and thus constitute one of the intermediate products for chewing gum production. In this high growth area, we generated €30 million in sales in 2005. Other Functional Polymers products include polyvinyl butyral ("PVB") and co-polymers based on vinyl acetate and vinyl chloride and special polymers based on our proprietary monomers (vinyl laurate), which are used as coatings and films. Typical applications for these products include, for example, hot sealing varnish for aluminum foils (as used in product packaging such as yoghurt containers), construction,

industrial and packaging varnish, print colors, adhesives for PVC or metal, and anti-shrinkage additives, or "LPA," for composite materials for the automobile sector. Coatings and resins accounted for approximately €70 million of this business division's sales.

In addition, the Functional Polymers business unit also produces vinyl acetate monomer (VAM), which we use for in-house polymer production. We sell excess amounts of VAM that are not used for in-house production of polymers on the market, which amounts to approximately 20% of VAM production.

We believe that we are the global market leader in the production of chewing gum base, with an estimated market share of about 44% in fiscal year 2005 (2004: 50%). Our primary competitors in this area include Vinavil S.p.A., Italy, Dow Chemical Company, United States, Acetex/Celanese, Germany and Jubilant Organosys Ltd., India. With respect to polymer coatings or resins, we also hold market-leading positions in various market segments: We believe that we are the worldwide market leader in the area of LPA and the second largest producer of special polyvinyl butyral for print colors and of vinyl acetate-vinyl chloride-copolymer for print colors and package coatings. The main competitors in this area are Synthomer Ltd., UK, Kuraray Co. Ltd., Japan and Dow Chemical Company, United States. The most important customers of the Functional Polymers unit are the Wrigley Group, United States, Cadbury Schweppes Plc., UK, H.B. Fuller, United States, die IMCD Group, Netherlands, and Dainippon Inc. & Chemicals, Inc. Japan.

WACKER FINE CHEMICALS

Our WACKER FINE CHEMICALS business division has an innovative product portfolio and long standing experience in the areas of organic synthesis, silane chemistry and biotechnology. Our customers are companies in the field of life sciences, food and consumer care products. WACKER FINE CHEMICALS carries out particularly demanding chemical and biotechnological custom manufacturing projects.

WACKER FINE CHEMICALS' products include chiral synthesis building blocks, silanes and organic intermediate products, natural and biotechnically produced cyclodextrines, cysteine and pharmaceutical proteins. These include high quality products that are marketed under the brand names CAVASOL®, CAVAMAX® and OmegaDry®. Applications include pharmaceuticals and agricultural chemicals, cosmetics and personal hygiene products, household goods and food, and specialty chemicals and chemical-industrial applications. The cyclodextrines we produce, for example, are used in household goods and other products to neutralize unwanted odors.

In fiscal year 2005, WACKER FINE CHEMICALS achieved total sales of €111 million, compared to approximately €103 million in fiscal year 2004, and generated a 4% share of our external group sales (2004: 4%). This business division operates production facilities in Burghausen and Jena, Germany, and Eddyville, Iowa, United States.

WACKER FINE CHEMICALS manufactures its products in the following business units: Organic Fine Chemicals ("OFC"), Exclusive Synthesis ("ES"), Ingredients and Biologics. Our OFC business unit, which accounted for approximately 50% of the sales generated in our WACKER FINE CHEMICALS business division in fiscal year 2005, manufactures chiral synthesis building blocks, silanes and organic intermediate products. Due in part to the advantages we have gained from integrated ketene production at our Burghausen site (see "*— Technology and Production — Integrated silicon and silicone production process*"), we believe that we are a market leader in the production of acetylacetone. Our Ingredients business unit, which accounted for 25% of the sales generated in this business division, specializes in the production of cyclodextrin and cysteine. The business units Exclusive Synthesis and Biologics focus on the custom synthesis of intermediate products and agents, in particular for the pharmaceutical and agricultural chemical industry. While the primary focus in ES is the creation of "small molecules" through chemical and biotechnological processes, Biologics focuses on the production of pharmaceutical proteins,

or "large molecules," through biotechnological processes. We entered the Biologics product market segment in fiscal year 2005 with the acquisition of ProThera GmbH, now called Wacker Biotech GmbH, in Jena, which has developed a proprietary production process in the field of biotechnology called the "high cell density process." This fermenting process leads to substantially higher yields in the production of pharmaceutical proteins, with comparatively lower production costs. In addition, two of this business unit's development projects are already well advanced.

Our WACKER FINE CHEMICALS business division enjoys a highly diverse customer base, serving more than 200 customers in fiscal year 2005. Its largest customers include Procter & Gamble, United States, and leading pharmaceuticals manufacturers inside and outside of Germany.

WACKER POLYSILICON

Our WACKER POLYSILICON business division is one of the world's leading producers of polysilicon (polycrystalline hyperpure silicon). We have produced hyperpure polysilicon on the basis of intensive research for over 50 years in Burghausen for the semiconductor industry and are a pioneer in the field. Because of the increasing demand for polysilicon, WACKER POLYSILICON has increased its production since the early 1990s and has been supplying the solar power industry for the past six years, making us a pioneer supplier in this field. We are currently focusing on expanding our production capacity of solar polysilicon (see *"— Investments — WACKER POLYSILICON"*).

WACKER POLYSILICON's product portfolio comprises polysilicon, fumed silica, chlorosilanes and sodium chloride (table salt). WACKER POLYSILICON supplies the polysilicon it produces, which accounted for approximately two-thirds of the sales generated by this business division, to manufacturers of silicon wafers, of whom our SILTRONIC business division is its largest purchaser, accounting for approximately 28% of WACKER POLYSILICON's sales in fiscal year 2005 (2004: 30%). This business division also supplies polysilicon to producers of solar crystals, the precursors to solar cells. Based on its breakdown of customers, this business division differentiates between its electronics and solar power business. In addition, chlorosilanes are of primary use in the production of polysilicon in this business division. The HDK® produced by WACKER POLYSILICON accounted for approximately one-forth of the sales generated by this business division and is marketed by the Silica business unit of our WACKER SILICONES. The salt mined in Wacker's salt mine in Stetten is primarily used for the in-house chlorine production, but is also sold to municipalities, for example, for use in snow clearing in winter.

WACKER POLYSILICON generated external sales of €133 million in the fiscal year 2005, compared to €109 million in fiscal year 2004, representing a 5% share of our Group's external sales (2004: 4%), and generated total sales in the amount of €288 million (2004: €259 million). The primary intercompany customers were WACKER SILICONES for HDK® and SILTRONIC for polysilicon (see *"Managements Discussion and Analysis of Financial Condition and Results of Operations — Factors Influencing our Results — Operational factors — Internal sales"*).

The global market for polysilicon in fiscal year 2005 was approximately USD 1.144 million (2004: USD 860 million; 2003: USD 685 million) (*Source: SEMI*). Of this amount in 2005, approximately three quarters is attributable to polysilicon produced for electronic applications market sub-segment and approximately one quarter is attributable to polysilicon produced for the solar power market segment. The solar power market segment has grown rapidly in the past three years: In 2003, we achieved sales of approximately €27 million from solar polysilicon; these sales increased to approximately €51 million in 2004 and to approximately €68 million in fiscal year 2005. Demand in the solar power market segment is expected to grow more rapidly than the electronics market segment in the coming years (*Source: SEMI*). In 2005, the most important market for polysilicon was Japan, with a market share of about 40%.

WACKER POLYSILICON, as a supplier to the semiconductor and solar power industry is exposed to the market cyclicity of these industries which is particularly significant in the semiconductor industry. However, we anticipate that the volatility in the polysilicon production market segment will decrease in the future due to increasing demand from the solar power industry and a potential weakening of market cyclicity in the semiconductor industry market sub-segment.

We are the world's second-largest producer of polysilicon, with a global market share of approximately 19% in fiscal year 2005 (*Source: SEMI*). The largest producer of polysilicon worldwide is Hemlock Semiconductor Corp., Hemlock, Michigan, United States ("Hemlock"), which has a market share of approximately 27%. Other important producers of polysilicon include Tokuyama, Renewable Energy Corp. ASA, Norway ("REC"), Mitsubishi Corp., Tokyo, Japan ("Mitsubishi") and MEMC Electronic Materials Inc., Saint Peters, Missouri, United States ("MEMC").

Electronic

When polysilicon is used in electronic applications, special requirements apply with respect to the purity and the surface morphology of the product. The polysilicon that WACKER POLYSILICON supplies is processed into silicon wafers by customers such as SILTRONIC through complex production processes, which serve as the basis for the production of semiconductor components. The purity required for these applications means that after the mechanical reduction of the polysilicon, a further purification step (etching of the surface) is necessary.

We believe that we are the world's third-largest producer of polysilicon for electronic applications. Hemlock is the market leader in this market segment, followed by Tokuyama. Our largest customer in this market segment is our SILTRONIC business division, which in 2005 accounted for approximately 70% of WACKER POLYSILICON's sales generated from polysilicum for electronic applications, while external customers accounted for approximately 30% of the sales generated from polysilicum for electronic applications. The largest external customers are Shin-Etsu, Chemical Co. Ltd., Japan, Komatsu Ltd., Japan, QL Electronics Co. Ltd., China, Toshiba, Japan and LG Siltron Inc., Korea.

Solar

The solar polysilicon produced by our WACKER POLYSILICON business division is used by our customers to produce solar mono- and multi-crystals, from which solar cells are produced at a later production stage. Because of rapidly increasing worldwide demand for these products, we are currently expanding our production capacity for solar polysilicon significantly (see also *"— Investments — WACKER POLYSILICON"*). We also see opportunities for growth in connection with a novel process we developed for the production of granular polysilicon. We expect this novel process to lead to new processing opportunities for the production of silicon crystals in the solar power industry and is currently being tested in two pilot reactors on a large technical scale. Granular silicon offers our customers a number of benefits by enabling recharging during the crystal production, allowing for a higher fill level in the production crucible and being particularly suitability for continuous crystallization processes.

In the dynamically growing market for polysilicon applications in the solar power industry, we were the global market leader in 2005 (*Source: SEMI*) and, according to our Wacker Group estimates, supplied each of the five largest photovoltaic manufacturers. Through our planned expansion of our polysilicon production by the end of 2007 and our technical innovations, such as those in connection with the production process for granular polysilicon, we intend to increase our market share in the solar polysilicon market segment. Our main competitors in this segment are REC, Hemlock and MEMC. REC and MEMC have announced an expansion of their production capacity and a plan to focus on the solar market segment. The most important

customers for solar polysilicon are Deutsche Solar AG, Germany, Silchem Handelsgesellschaft mbH, Germany, Crystalox Ltd., UK, Kyocera Corp., Japan, and ScanWafer AS, Norway.

SILTRONIC

We have been one of the world's leading suppliers of silicon wafers for over 50 years. Our activities in this area are organized into our SILTRONIC business division under Siltronic AG. Silicon wafers are one of the key base products for almost all semiconductors. Discrete semiconductor components (transistors, rectifiers, etc.) and microchips (microprocessors, memory, etc.) are produced from silicon wafers.

In 2005, SILTRONIC counted the world's twenty largest semiconductor companies in terms of revenue (IC Insights, Nov 2005) as its customers, including Intel Corp. ("Intel"), United States, Infineon AG, Germany, ST Microelectronics, Switzerland, Taiwan Semiconductor Manufacturing Company Ltd., Taiwan ("TSMC") and Samsung.

The semiconductor industry is characterized by a limited number of component manufacturers. In addition, SILTRONIC's customer base relatively highly concentrated and therefore its customers possess bargaining power as a result. In fiscal year 2005, Intel and Infineon each accounted for more than 10% of SILTRONIC's total group sales. In addition, SILTRONIC's five largest customers contributed approximately 44% to its total sales in fiscal year 2005, and SILTRONIC generated approximately 58% of total sales in the SILTRONIC business division from its ten largest customers and approximately 73% from its 20 largest customers.

In fiscal year 2005, SILTRONIC achieved total sales of €925 million, compared to €814 million in 2004, and generated 33% of our total external sales (32% in 2004). SILTRONIC has highly modern production facilities located in Germany (Burghausen and Freiberg), the United States (Portland), Singapore and Japan (Hikari).

SILTRONIC produces polysilicon monocrystals using the Czochralski and Floatzone processes (see *"— Technology and production — SILTRONIC'S production process"*). These are sold to a limited degree to the solar power and semiconductor industries and are predominantly processed into silicon wafers. Wafers are manufactured in accordance with our customers' specifications using over 2,000 variable product parameters. Important parameters include the pulling process, the diameter (74 to 300 mm), the surface treatment, the geometry, the back-side properties, the shape of the edge and the electrical properties. SILTRONIC has comprehensive know-how and assists its customers in adjusting the product parameters to optimally configure the wafer for efficient use in the customers' manufacturing processes.

Market Areas and Cyclicity. Our SILTRONIC business division produces silicon wafers in diameters of 74 to 300 mm. SILTRONIC's largest product group is silicon wafers with diameters of 150 to 200 mm, which accounted for approximately 40% of SILTRONIC's sales in 2005, while silicon wafers with diameters of 300 mm and "specialty" silicon wafers of diameters between 74 and 200 mm, each accounted for approximately 30% of SILTRONIC's sales during the same period. SILTRONIC has been focusing in particular on the 300 mm wafer segment. Many semiconductor companies are currently investing substantial amounts in production facilities for the production of microchips based on 300 mm wafers. The use of 300 mm technology provides significant manufacturing cost advantages.

The market for silicon wafers, as measured by wafer surface area, increased by 22% in 2004 and by 6% in 2005 (*Source: SEMI*). During the same periods, the 300 mm wafer market increased by 95% and 69%, respectively (*Source: SEMI*). In 2003, 300 mm wafers accounted for 8% of the total market, while in 2005 they accounted for 20% (*Source: SEMI*). The trade association SEMI (*Source: SEMI SMG Midyear Forecast Results, September 2005*) and Gartner (*Source: Gartner,*

August 2005), for the period from 2005 to 2008, continue to expect growth for 300 mm wafers at a rate significantly higher than for the silicon wafer market as a whole.

In fiscal year 2005, SILTRONIC achieved a price per surface area of 300 mm wafers that was 70% higher than the average price per surface area for 74 to 200 mm wafers. This premium in price will probably diminish over the course of the next ten years.

SILTRONIC substantially increased its production capacities for 300 mm wafers in fiscal years 2004 and 2005, in particular since its Freiberg plant commenced full production in the second half of 2004. It plans to react to the market growth by expanding its existing 300 mm manufacturing facilities to a capacity of approximately 350,000 wafers per month. In addition, in 2008 we plan to start up the operations of an additional high-volume manufacturing facility in Singapore which we intend to build up to a capacity of over 300,000 wafers per month once it has been built up to full capacity. This project is expected to be realized in the form of a joint venture with Samsung, a customer of SILTRONIC, in which both partners will have equal participation. We signed a letter of intent with Samsung in January 2006, and the final contracts still have to be negotiated between the parties. However, we cannot guarantee that these negotiations will be completed successfully. A large portion of the cost of this project is expected to be financed with debt. It is currently expected that Samsung will buy a substantial portion of the joint venture's production output, with the remaining portion of production output distributed exclusively by SILTRONIC.

The semiconductor market that SILTRONIC serves is characterized by substantial cyclicity. The volatility of this market affects SILTRONIC. An overall decline in demand similar to the decline in demand that occurred from in 2001 compared to 2003 could make it difficult for SILTRONIC's to fully utilize its production capacity and have a material adverse effect on its results of operations. SILTRONIC responds to this by continuously observing the market and by increasing the flexibility of its production capacity.

High demand growth in Asia: Many component manufacturers have already shifted some of their production to Asia and will continue to create new production capacity there in the future in order to be able to produce their products at competitive costs. At the same time, many local manufacturers of semiconductors, such as Samsung and TSMC, have grown substantially in the past few years. From 2001 to 2005, the silicon wafer market in Asia grew at an average annual growth rate of 28%, which was faster than the average annual global market growth rate of 15%. In fiscal year 2005, 42% of world production of silicon wafer surface was sold to Asia (not including Japan) (*Source: SEMI*).

SILTRONIC has expanded its presence, including its distribution, applications technology and production, in Asia over the past years and plans to continue to do so in the future.

In the past, most companies in the semiconductor industry have handled large portions of the semiconductor value chain internally, from development to production, packaging and testing, up to sale. However, investments for modern semiconductor factories have become so high that many producers outsource part or all of their production to third parties, or "foundries," and specialize exclusively on the development and marketing of semiconductor components. Since many semiconductor companies require cumulative production, foundries are able to create modern, highly efficient production capacity. We expect that foundries will gain additional market share and, in particular, with the spread of 300 mm technology, will account for a significant portion of demand in the 300 mm silicon wafers market. Almost all important foundries are located in Asia and have their manufacturing facilities there.

Technological Competence: Success in the silicon wafer market requires comprehensive technological know-how. Semiconductor companies regularly select the silicon wafer producers they consider technological leaders in order to jointly develop platforms for future components with them. High technological competence is also necessary to produce technologically

demanding specialty products, which are particularly in demand in the "PowerMOS" applications (components with more than 1 watt power input) market.

In fiscal year 2005, Research and Development costs amounted to 7% of Siltronic's sales (2004: 9%) and in connection with the development of comprehensive technological know-how that we believe has contributed to our leading market position in the PowerMOS applications market.

Competitors: The silicon wafers market is characterized by increasing consolidation. For example, the combined market share of the five leading silicon wafer producers was approximately 74% in 1998 and increased to approximately 88% in 2004 (*Source: Gartner*). The following table reflects the individual market shares of the ten most important producers in the global silicon wafer market in 2004:

Top 10 producers of silicon and epitaxial wafers by worldwide sales (in millions of US dollars)

	Market share 2004
Shin-Etsu Handotai	31.1%
SUMCO.	22.6%
SILTRONIC	12.8%
MEMC Electronic Materials	12.8%
Komatsu Electronic Metals	9.0%
LG Siltron	4.5%
Toshiba Ceramics	4.4%
Okmetic	0.9%
Wafers Works	0.5%
Episil Technologies	0.5%
All other producers	1.1%
All producers	100.0%

Note: MEMC includes Taisil

Source: Gartner Dataquest (May 2005)

The increasing consolidation among a small number of wafer producers is also evident in the 300 mm silicon wafer market segment. We believe that in 2005 the four leading silicon wafer manufacturers accounted for an even larger combined market share of the 300 mm silicon wafer market than their combined market share in the overall silicon wafer market.

Based on the expected growth in the 300 mm silicon wafer market, we believe that suppliers who are able to produce high volumes of 300 mm silicon wafers will continue to gain market share in the overall silicon wafer market.

Technology and Production

Most products produced by our four chemical business divisions are based primarily on two raw materials, silicon and ethylene, which form the basis for our highly integrated production processes. SILTRONIC's products are based primarily on polysilicon, and as a result, on silicon raw material.

The following chart shows a simplified view of Wacker's production process:



Raw Material
Upstream
Downstream
Customers' Industries
Siloxane
Silicones
Fumed Silica
Silicon metal
Polysilicon
Electronic Wafers
Solar Crystals
Construction
Automotive Suppliers
Surface Coating
Paper Printing
Hyper-pure Silicon Wafers
Semiconductors
Solar Panels
Ethylene
VAM
RDP
PVAc
PVB
Ketene
Fine Chem.
Construction
(tile adhesives, dry-mortar)
Gum-base
Inks/ Coatings
Food
Detergents
Pharmaceuticals
Cosmetics

Integrated Silicon and Silicone Production Process

Our integrated silicon and silicone production process is based primarily on an improved use of energy and a limited number of basic raw materials, namely silicon, methanol, hydrogen and salt. We believe our ability to combine, process and re-use these materials into more than 3,000 different silicone products, fumed silica and polysilicon for the electronic and solar power industry is technologically world leading.

Important elements to our use of materials and processes in our integrated production system are the synthesis and re-use of hydrochloric acid ("HCl") and the use of silanes generated as by-products in the production of HDK®. We produce HCl with advanced membrane electrolysis technology in Burghausen from salt we produce at our salt mine in Stetten, Germany.

Our integrated production processes starts with the reaction of HCl with silicon metal which produces trichlorosilanes. After purifying the trichlorosilanes through distillation, they are processed into polysilicon through a highly specific separation process. During this separation process, silanes are generated as by-products. The polysilicon which we produce through this process is cleaned and fractured and subsequently delivered to customers in the solar and electronics industry. The silane by-products that are generated are either re-used in the polysilicon production process or used as raw material in the manufacture of fumed silica. Hydrogen and HCl are reused in the production process as much as possible (recycling).

Our integrated silicone production process starts with the reaction of HCl with methanol to form methyl chloride. Methyl chloride is then combined with raw silicon to produce methyl chloride silanes through use of the Müller-Rochow process. These methyl chloride silanes are then further processed into the basic material siloxane. Siloxane is the basis of the silicone products we produce for a large number of customers and industries. These include silicone oil, silicone resin and silicone elastomers. An important material used in the refining siloxane into silicone products is HDK®, which is used at various steps in the production cycle. We recycle HCl and other by-products to the extent possible during this production process as well for reuse during a different step of the production process.

During the production process, HCl is used in the most effective manner possible. The small amounts of HCl that cannot be reused are replaced by hydrogen chloride that we produce

ourselves. We reuse many other by-products in accordance with the best possible economic and ecological criteria.

Integrated Acetyls Production Process

Use of the term "acetyls" to describe this production process stems from the fact the primary component in the integrated acetyls production process value chain is acetic acid. This value chain begins with our purchase of ethylene, continues through the production of acetic acid to vinyl acetate to polymer and ends primarily with, in addition to other products, powdered plastic, or redispersible powders, which is the last step in our value chain for the refinement of ethylene.

An important element to this process is a polymer we developed called polyvinyl alcohol. Polyvinyl alcohol is produced from polyvinyl acetate, a plastic produced by interlocking vinyl acetate molecules. This process also results in the production of polyvinyl butyral, which also was developed as a result of our research. As one of the essential components of redispersible powders, polyvinyl alcohol serves as a protective colloid, providing redispersible powders with long-term flow properties, which are particularly important for use in dry mortar mixtures. The by-products from polyvinyl alcohol production are processed in the MM operation and reused or, to a small extent, sold. In addition to redispersible powders, the primary product produced in this process, we also market polyvinyl acetate, products based on polyvinyl acetate and vinyl acetate. This highly integrated processing system is based on balancing the use of materials and optimizing production capacity, energy and media, predominantly through the use of our proprietary technology. The high-volume production capacity at our Burghausen site enables us to realize important cost advantages, which amount to approximately 150 kt for VAM, approximately 250 kt for dispersions and approximately 130 kt for dispersion pulvers.

This acetyls production process value chain is primarily based on the by-product reclamation system for acetic acid recycling and the MM operation and ketene chemistry. In the MM operation, the MM mixture of methyl alcohol and methyl acetate, which is created in the PVOH production process, is refined. In addition, dibutyl ether, which plays an important role as a solvent for coloring in compact disks, is produced in this operation. Purified methyl acetate and dibutyl ether are also sold on the market. Ketene is a practically waterless form of acetic acid, which is yielded from acetic acid at a high temperatures (> 700 °C). The production of ketene is a technologically complex process, which we have continuously optimized in recent years. Ketene is the basis for the fine chemistry in our WACKER FINE CHEMICALS business division.

SILTRONIC's Production Process

The base material for the production of silicon wafers is polycrystalline silicon. From polycrystalline silicon, we produce a monocrystal. To do this, our SILTRONIC business division uses two processes: the Floatzone process ("Floatzone Process" or "FZ") and the crucible growing process in accordance with the Czochralski method ("Cz"). In the FZ process, silicon monocrystals are produced from polycrystalline silicon rods by local melting with high-frequency fields and re-crystallization. This melting and re-crystallization process takes between 10 and 15 hours. Silicon wafers produced from FZ crystals are free of oxygen atoms and are suited for the manufacture of discrete components and as a base material for PowerMOS applications, such as high performance applications (up to a few hundred amperes at high voltage) or for high frequency applications in the gigahertz range.

SILTRONIC, however, utilizes predominantly the Cz process. In the Cz process, polycrystalline silicon pieces are melted in a quartz crucible. A small "seed crystal" is placed in the liquid, which is a thin, monocrystal silicon rod. When the seed crystal is pulled and simultaneously rotated, a silicon monocrystal is formed up to a length of two meters. In this process, a small quantity of oxygen that breaks free of the quartz crucible forms in the crystal. Production using the Cz

process lasts one to three days, depending on the diameter of the silicon wafer being produced. Silicon wafers produced from Cz crystals are especially well suited for highly integrated circuits and integrated circuits with small line width (line width is a measurement for the miniaturization of the structure on a microchip which describes how many transistors can be used per unit of space) and for applications that require the highest concentration of dopant substances (concentrations of substances used to change the characteristics of silicon wafers) in silicon wafers.

Silicon monocrystals are formed into silicon wafers over a number of production steps. First, we use special precision saws to saw the monocrystals into discs, which are then cleaned in a wet chemical facility and marked with serial numbers with a special laser. The corners of the discs are then rounded and, to improve the slice geometry and the surface quality, smoothed on one or both sides. These steps are technically very complex because silicon is hard and brittle, and excessive pressure or processing that is too forceful can destroy the sensitive crystal grid on the surface of the disc.

The mechanical processing leads to a breakdown of the silicon surface structure, which after the processing can have crystalline characteristics that are uneven by up to a depth of a few micrometers. These non-uniform characteristics are eliminated by chemical means. A crystallographically perfect crystal surface structure is then achieved through the removal of material from the surface through etching. The etched disc is then polished, cleaned, measured and tested by chemical and mechanical processes over several steps to improve its surface quality. These tasks require maximum clean room conditions since even a few dust particles can destroy the surface of a silicon wafer and thereby render it unusable. The finished process leads to the classic one-side polished silicon wafer, which is produced in diameters of 100, 125, 150 and 200 mm. For 300 mm and increasingly also for 200 mm silicon wafers, alternative processing steps are also utilized in which the wafers are smoothed and polished on both sides in order to meet the increased geometric demands that have resulted from decreased line widths.

After these basic production steps, the silicon wafers are then customized to customer-specific requirements through refinement.

Raw Materials and Suppliers

The most important chemical raw materials used in the production of our products include silicon, ethylene, methanol and platinum. A large number of different companies, partly on the basis of long-term contracts, supply us with these raw materials. We have a number of suppliers of silicon, including Silicium Bencanour Inc., Canada, Elkem ASA, Norway, Ferrobras AG, Switzerland, Fesil Sales AS, Norway, GFI Gesellschaft for Industrierohstoffhandel, Germany, Invensil Silicon, France, JSM GmbH, Germany, Rima Eletrometalurgia SA, Brazil, RW Silicium GmbH, Germany and Dow Corning. Ethylene for our the Burghausen site is supplied by a neighboring plant owned by OMV Aktiengesellschaft, Vienna, Austria ("OMV"), through pipelines under long-term supply contracts that expire in 2014. Our primary suppliers of methanol are Brenntag International Chemicals GmbH, Mider-Helm Methanol Vertriebs GmbH, Mitsubishi International GmbH and Deutsche BP AG. Johnson Matthey S.A. and Heraeus Metallhandelsgesellschaft mbH supply us with platinum. In fiscal year 2005, procurement expenses for our four most important raw materials amounted to approximately €237 million, or approximately 24% of our total expenditures for raw materials.

In order to secure our siloxane requirements for our WACKER SILICONES business division, we have entered into "swap" agreements with Dow Corning. Under these agreements, we and Dow Corning supply each other with siloxane to reduce, in particular, transport costs and capital expenditures. In our SILTRONIC business division, we have secured a long-term supply of the globally scarce raw material polysilicon through intercompany agreements with our WACKER

POLYSILICON business division (see "— *Material Agreements — Supply relationship between WACKER POLYSILICON and SILTRONIC*"). In addition to SILTRONIC, MEMC and Sumco are the only other major manufacturers of silicon wafers that have an integrated supply of polysilicon.

In addition to raw materials, we also receive services, primarily in the form of engineering and consulting services. In 2005, the power needs of our Burghausen facility were fully satisfied by two Wacker-operated power generation units that generated approximately 1,200 giga watt hours of energy in that year. Our primary supplier of natural gas to fuel our co-generation power unit in Burghausen, which generated most of our energy needs in Burghausen, is Wingas GmbH, Kassel, Germany. Our hydroelectric power unit satisfied the remaining portion of our power needs for our Burghausen site in 2005. To the extent we generated a surplus of power, we sell it to other users. At our other production sites, natural gas and power are procured from a number of different suppliers.

Our centrally managed procurement organization makes purchases in close consultation with our business divisions and business units.

Marketing and Sales

We distribute our products directly and through dealers to several thousand customers worldwide. Our business units are primarily responsible for marketing and sales as well as for customer-specific technical support. This allows our sales staff to gain a high level of customer contact and technical competence. In addition to the central marketing employees in our business units, we have a network of sales specialists who each are responsible for specific products. In many product areas, we provide additional services by providing product specifications and technical user support for customers. In these areas, our sales staff is supported by technicians and chemists. In addition, we have a worldwide network of proprietary technical service laboratories that adapt our products to specific local markets and technical environments. For example, in the area of construction chemistry these laboratories adapt each of our products to the local specifications of foreign markets, such as with respect to materials used or particular construction techniques. For this reason, the service laboratories play an important role in our strategy to develop new markets.

Our Group has a network of approximately 100 subsidiaries and sales offices in more than 28 countries. We also sell our products to a limited extent through a number of independent distributors (authorized dealers and sales representatives). Customers who only purchase small product volumes typically make their purchases from our distributors.

Certain of our customers, in particular customers of our SILTRONIC business division, are at their request supplied through consignment warehousing agreements. Under this arrangement, we deliver the products to a storage facility located on the customer's premises or a site specified by the customer. The customer can then remove the products from the site as needed. We have committed to making available certain (minimum/maximum) amounts at consignment warehouses pursuant to a number of these agreements.

Investments

In order to maintain and extend our leading market positions and to develop new markets, we make significant investments to generate and exploit growth opportunities.

In the past three years, we have made substantial investments in the modernization and expansion of our production facilities. Our total capital expenditures, without considering amounts from subsidies, amounted to approximately €332 million in fiscal year 2003, €365 million in fiscal year 2004 and €297 million in fiscal year 2005, which in each year was below our target investments budgets. Of our capital expenditures in fiscal year 2005,

approximately €101 million were attributable to WACKER SILICONES (€107 million in 2004), €21 million to WACKER POLYMERS (€9 million in 2004), €13 million to WACKER FINE CHEMICALS (€4 million in 2004), €68 million to WACKER POLYSILICON (€34 million in 2004) and €68 million to SILTRONIC (€187 million in 2004). These capital expenditures were expended primarily on capacity expansion of our production facilities. Between 2003 and 2005, we also made significant investments primarily in our siloxane and HDK® production plant in Nünchritz, infrastructure in Burghausen, and measures to increase capacity and eliminate production bottlenecks in our existing production facilities and in SILTRONIC's new 300 mm silicon wafer production facility in Freiberg. In addition, we made significant investments in the new silicone and polymer production facilities in Zhangjiagang, China, in 2005. According to our analyses, for each year from 2003 to 2005, we made basic capital expenditures amounting to between 5 and 6% of our annual sales on maintenance, repairs and other, smaller measures aimed at increasing the capacity of our existing production facilities. Of this amount, approximately €75 million to €90 million were spent on investments valued at less than €1 million each. We finance our capital expenditures primarily through our operative cash flow and through public subsidies, customer payments and short and long-term loans from banks (see "*Management's Discussion and Analysis of Financial Condition and Results of Operations — Liquidity and Capital Resources*").

The largest share of the investments we plan to make until 2009 relates to the expansion of existing production capacity and new production facilities in order to profit from growth opportunities in our markets. Our most important investment projects are set forth below:

WACKER SILICONES. Within the scope of our joint venture with Dow Corning, our WACKER SILICONES business division will make significant investments in common production facilities for the intermediate products siloxane and HDK® (upstream production) in Zhangjiagang, China. The joint venture partners currently plan to have the production facilities for HDK® completed and to commence production in two stages, one at the end of 2007 and one at the end of 2008. In addition, we will make additional investments in our own silicone production facilities (downstream production) in Zhangjiagang, in order to be able to profit from a fully integrated production facility at this location in the future. Capital expenditures in our Zhangjiagang location over the next several years are expected to be more than €250 million.

WACKER POLYMERS. Our WACKER POLYMERS business division is planning to expand its redispersible powders production output at our Burghausen and Zhangjiagang sites with new production facilities that are expected to commence operations in the next several years. We expect these planned facilities will increase our redispersible powder production capacity by up to 60,000 tons per year and with the ability to handle the highest technological and capacity demands. This planned expansion will be targeted at construction industry demand for high quality polymeric binders which we believe will continue to increase worldwide. We currently plan to expend approximately €55 million in new production facilities over the next few years.

WACKER POLYSILICON. Our WACKER POLYSILICON business division's most important investment is for a new polysilicon production facility in Burghausen. We laid the corner stone for this facility in January 2006, and the facility is expected to commence operations by the end of 2007. This new facility will have a nominal capacity of 3,500 tons of polysilicon per year, which would increase our total nominal capacity for polysilicon to up to more than 9,500 tons per year in 2008. With this and other expansions of production capacity that we are currently exploring, we hope to profit from strong growth in demand for polysilicon which, according to estimates by industry experts CLSA and Piper Jeffrey, has increased by over 70% from 2004 to 2005. Our 2006 and 2007 capital expenditure for the new Burghausen production facility are budgeted at approximately €200 million. We have already received significant advance payments from customers in the solar power industry for future polysilicon deliveries from the new production facility (see "*Management's Discussion and Analysis of Financial Condition and Results of*

Operations — Factors Influencing the Results — Factors relating to the operating business of the Company — Advance customer payments in connection with polysilicon production").

SILTRONIC. In order to profit from the expected growth opportunities in the market for 300 mm silicon wafers, SILTRONIC is significantly expanding its 300 mm silicon wafer production capacity. SILTRONIC is currently planning investments for additional expansion of the existing production capacity in Burghausen and Freiberg over the next several years. Moreover, SILTRONIC has entered into a letter of intent with Samsung for the establishment of a joint venture to construct a new high-volume 300 mm silicon wafer production facility in Singapore. A large portion of the cost of this project is expected to be financed with debt. SILTRONIC plans to expend a total of approximately €250 million in its 300 mm wafer production capacity over the next several years.

The additional basic capital expenditure for maintenance, repairs and other, smaller measures to expand existing production capacity in 2006 and 2007 should, according to our estimates, remain at approximately the same percentage of sales (we estimate approximately 5 to 6% of total sales) as it was in 2003, 2004 and 2005.

Research and Development

We are a research-intensive company in the chemical industry with annual research and development expenses of approximately 5 to 6% of our sales in each of our last three fiscal years. We believe these research and development expenses will secure our technological leadership in the industry, which is the primary reason for the market-leading positions we enjoy in many of our target markets.

Chemicals business. In the chemicals sector, our research and development expenses primarily relate to customer customizations or regional peculiarities. This applications-oriented development work is carried out by specialized applications technicians in each of our business divisions and in our technology centers. We operate 13 technology centers worldwide, which play an important role in our ability to enter new markets, such as through the adaptation of products to local standards for the construction industry. Close collaboration between our technology centers and sales teams and our customers ensures that our development work is closely geared to market demand and the needs of our customers.

Our commitment to research and development dates back more than a century. In 1903, our founder, Dr. Alexander Wacker, established the *Consortium für elektrochemische Industrie* ("Consortium"). The Consortium today is a wholly-owned subsidiary of Wacker Chemie AG with approximately 200 employees and carries out applications-oriented research for our four chemicals sector business divisions. The Consortium focuses on the development of materials and processes which can be of direct beneficial use to our Group's products and production processes. This has resulted in various scientific milestones, which are the basis for many solutions-oriented applications in a variety of sectors. Examples of the Consortium's applications-oriented basic research are the development of effective VAM catalysts and research in the field of cyclodextrines.

SILTRONIC. SILTRONIC has its own research facilities in Burghausen and Hikari, Japan. SILTRONIC undertakes significant research and development activities including, for example, the development of new surface technologies, such as silicon on insulator layers, strained layers, silicon germanium layers, silicon carbide layers and combinations of these materials. In addition, we carry out development projects for the development of new production technologies and process sequences, to enhance silicon wafers specifications for new semiconductor design rules and for the development of new processes in the field of measurement technology for the promotion of quality assurance in new products and product characteristics. In addition to its two research facilities, SILTRONIC also has process and systems technology units at each of its

sites, which are responsible for the introduction of new processes and products and their continued improvement.

Patents, Licenses and Trademarks

Patents and Know-how

Protecting our inventions with patents is of primary importance to us due to our position as technological leaders and reflects our strength of innovation. We hold about 3,500 registered patents worldwide and have approximately 1,400 patent applications pending. Our patents and patent applications together constitute about 1,200 patent families, with each patent family relating to one invention each. Each year, we file applications for patents on about 150 new inventions created by our business divisions or the Consortium.

In addition, we have non-patented or non-patentable business secrets and know-how. At times, we have intentionally not filed patents on certain inventions due to the disclosure requirements that accompany patent filings in order to prevent unlawful copying of those inventions. The IP committees of our individual business divisions meet regularly and decide for which inventions within their business division patents will be filed. Each IP committee consists of a business division head, a research manager and a representative of the IP department. They make their decisions on the basis of a clearly prescribed procedure, pursuant to which they can gauge the importance of the patent to our Group. In addition, the patents that have already been filed and granted are regularly reexamined with respect to their importance and competitive effectiveness. For this reason, we only extend 15% of our patents for periods longer than 10 years.

Set forth below are the patents and patent applications that are of particular importance to our individual business divisions.

Since most of our products originate from our WACKER SILICONES business division, most of our patents also come from this business division (WACKER SILICONES has a total of about 500 patent families). Our patents and patent applications protect a variety of innovative processes and products in our silicones segment. Examples include patents and patent applications:

- for coating substances that are used in the construction industry (particularly to make concrete water resistant);
- for the manufacture of organopolysiloxanes in the presence of oxygen-containing phosphates;
- on thermoplastic silicone elastomers that are sold under the brand name GENIOMER®;
- to reduce the formation of atomized spray in silicone coating systems;
- with respect to the new product class, the "α-monoalcoxy systems"; and
- on modified "sol-gel" silicone particles which, for example, are introduced into coating substances and permit the manufacture of scratch-resistant surfaces.

Our WACKER POLYMERS business division has over 180 patent families, patents and patent applications of significant importance which, for example, relate to:

- processes for the refining basic dispersions for the production of redispersible VCE powders, which represent the first generation of water resistant powders;
- redispersible powders, which as a result of their combination with silane and siloxane, are water resistant;
- redispersible additives of water resistant substances (fatty acid, silanes); and

- dispersions based on copolymerizates, which preserve conventional building materials modified with casein.

Our WACKER POLYSILICON business division has over 35 patent families. Of particular importance are two protected inventions with respect to a process that we developed for the production of hyperpure silicon granulate that is more dust and pore free and for reprocessing dust waste which results from the refinement of silicon.

Our WACKER FINE CHEMICALS business division has over 91 patent families. Of particular importance are two protected inventions with respect to our basic process for the production of secretor mutants, which allow the preparation and isolation of a desired product in a fermenting medium, and a process for the production of improved enzymes and certain microorganisms for the conditioning of the amino acid cysteine, which permits the conditioning of biotechnological cysteine.

Our SILTRONIC business division has over 338 patent families. Of particular importance to SILTRONIC are various patents with respect to certain processes for the manufacture of certain silicon wafers or with respect to particular product characteristics.

Our competitors, in particular in our SILTRONIC business division, have applied for numerous patents related to manufacturing silicon wafers, and we cannot guarantee that one of these competitors will not attempt to prohibit SILTRONIC from selling products in the United States that are manufactured using the same process steps as SILTRONIC or that SILTRONIC will not have to obtain a license to sell these products. We have, for example, knowledge of two patents of competitors in the United States that are related to processing steps SILTRONIC uses to manufacture 300 mm silicon wafers in Freiberg. We believe that SILTRONIC's processing steps do not fall within the description of these competitors' patent claims because of significant differences between the competitors' patent descriptions and SILTRONIC's processing steps. In addition, we believe that the competitors' patents described above are not enforceable, do not represent barriers to SILTRONIC's business activity, and that SILTRONIC would be able to successfully defend itself against any related claims made by these competitors. In addition, SILTRONIC is in possession of a legal opinion from a US patent law firm, which confirms this assessment.

Trademarks

We hold trademarks for 172 active trademark families and have a total of approximately 2,600 trademark registrations worldwide. The trade name "Wacker" is a protected trademark, as are a number of our product designations. In relation to our individual business divisions, the following trademarks are of particular importance:

For our WACKER SILICONES business division, the trademarks ELASTOSIL®, SILRES®, DEHESIVE®, SEMICOSIL®, SILFOAM®, GENIOPERL®, GENIOMER® and HDK® are of particular importance.

Important trademarks in our WACKER POLYMERS business division are VINNAPAS®, VINNOL®, PIOLOFORM® and POLYVIOL®.

For the WACKER FINE CHEMICALS business division, the brand names CAVASOL®, CAVAMAX® and OmegaDry® are particularly important.

Our SILTRONIC business division has registered the trademark "Siltronic" in several countries, especially in Europe and Asia, though not in the United States because of an existing trademark registration of "Siltron" by a competitor, Siltron Inc. On October 22, 2003, Siltronic AG entered into a coexistence agreement with Siltron Inc., which allows both parties to use and maintain or register as a trademark their company names and product designations, "Siltronic" or "Siltron,"

worldwide. In the event of disagreements of any kind, the parties have agreed to cooperate with each other without initiating legal action in order to avoid misleading third parties. However, if conflicts arise in certain countries, SILTRONIC may find it necessary to change its trade or brand names, in which case expenses could be incurred as a result. SILTRONIC also has a number of trademarks registered in a number of countries, such as fLASH!®, PowerFZ®, HiRef®, WASO® and PRECILIS®.

Licenses

As part of our strategy, we do not grant licenses to our key technology. When we do grant licenses, we only grant them for peripheral technologies. In addition, we generally only grant licenses when the technology being granted is no longer of interest to us or does not fall into one of our business divisions. However, we do as part of our strategy acquire licenses for new technology which is not part of our technology portfolio in order to meet the demands of our primary customers.

Within the context of this strategy, we have entered into a number of license agreements. These also include agreements, in particular with our strategic partners, that related to important technology that has been licensed to us. We have a total of 36 "License-Out" license agreements, 16 "License-In" license agreements and two cross licensing agreements.

Our SILTRONIC business division, for example, owns licenses to the SIMOX process for the manufacture of silicon on insulator wafers ("SOI"). In addition to the SIMOX process, there is an alternative process called layer transfer technology through which SOI wafers can be produced. Based on a license agreement of February 2004, SILTRONIC can use SOITEC's layer transfer technology ("LTT") for the production of SOI and Strained SOI silicon wafers.

Employees and Pension Obligations

As of December 31, 2005, we had 14,434 employees. The following table provides an overview of the employees we had based as of December 31, 2003, December 31, 2004 and December 31, 2005 in Germany and abroad:

	2003	2004	2005
Germany	12,277	11,344	11,296
Rest of Europe	279	140	126
United States	1,709	1,697	1,607
Asia	1,347	1,497	1,399
Rest of the world	10	10	6
Total employees	15,622	14,688	14,434

Wacker Chemie AG and Siltronic AG are both members of the following employer associations: Association of the Bavarian Chemical Industry Association (*Verein der Bayerischen Chemischen Industrie e.V.*) and the Northeast Chemicals Employers Association (*Arbeitgeberverband Nordostchemie e.V.*). These two associations are themselves members of the National Association of Chemicals Employers, (*Bundesarbeitgeberverband Chemie e.V.*). In addition, our other subsidiaries are also members of additional employer associations.

Wacker Chemie AG is bound by the collective bargaining agreements of the Bavarian Chemical Industry Association, the national collective bargaining agreements of the chemical industry, the collective bargaining agreements of the chemical industry in the new federal states in the former East Germany and Berlin (East) and the collective bargaining agreements applicable only with respect to our Stetten salt mine. In addition, Siltronic AG is subject to the company-specific

collective bargaining agreement for Siltronic AG at our Burghausen and Munich locations and to the company-specific collective bargaining agreement for Siltronic AG at our Freiberg facility.

We have not been subject to any labor disputes in the last 20 years and, as far as we can determine, even longer. We believe that we have a good relations with our employees and feel this has been demonstrated in recent years by the consents we have received from our employees to introduce certain cost-cutting measures. For example, in 2004 our employees agreed to wage cost reductions by reducing their work week from 37.5 to 36 hours and to compensation waivers, including variable compensation, at companies in our Group located in Germany, except for Siltronic AG. In addition, during the closing of Siltronic AG's Wasserburg plant in mid-2004 as a result of the relocation of 200mm silicon wafer production to Singapore, a balance of interests with Siltronic AG's works council and a social plan for the approximately 380 employees affected were agreed to. In addition, at our Burghausen site and in cooperation with its works council, Siltronic AG entered into a company-specific collective bargaining agreement between the mining industry union, the chemical industry union, the energy industry union and the responsible employer association to reduce union wages by 5% during the years 2004 to 2008 and to reduce the collective annual bonus, or "Christmas money," by 60% for the years 2004, 2005 and 2006. In addition, a monthly reduction of fixed salaries for Siltronic AG's non-pay-scale employees by 8.4% in the years 2004 to 2006, and by 4.7% in the years 2007 and 2008 was achieved. This company-specific collective bargaining agreement was modified for our Burghausen and Munich sites and re-executed with effect as of January 1, 2006. The main provisions of the new company-specific collective bargaining agreement, which has no expiration date and can be terminated at the earliest after 5 years, are a reduction in union wages by 5% below the Bavarian chemical industry pay scale for the years 2006 and 2007, 6% for the year 2008 and 8% for the year 2009. Potential pay scale increases in 2007 and 2008 will be reduced by 1%, and other benefits or a potential profit sharing scheme will be partly deducted. In addition, the weekly work hours were increased for a period of four years from 37.5 to 39 hours. Including the respective measures for the non-pay-scale employees, this results in a long-term reduction of compensation rates by approximately 8% and, together with the increase in working hours without additional pay, a total personnel cost reduction potential of about 12%.

The number of employees in our Group has continued to decline in the past years. In addition to the sale of certain business divisions and peripheral activities, we have undertaken restructuring measures to increase productivity, in particular in our SILTRONIC business division. Examples of measures we have taken include the projects "Top-Fit," "Wacker Operating System," "Operational Excellence," "P-100," and "SPRING," which together have led to sustained cost savings and a reduction in our employee numbers. In addition, the continuing reduction of working hours within the context of the "part-time offensive" in 2005 has led to a reduction in employee numbers by approximately 80 employees per year.

As retirement benefits, we have agreed to pay pensions to its employees. As of December 31, 2005, our pension commitments had a present entitlement value totaling €1,626 million, of which €352.1 million were attributable to pension obligations financed by provisions and €1,208 million to pension fund assets.

Aside from a preferential grant of stock by us to our employees (see *"The Offering — Allotment Criteria — Preferential Allotment"*), we are not planning to offer an employee participation program in connection with our exchange listing.

Real Property Ownership

Our headquarters is located in Munich, Germany. We have leased for this purpose an office building with approximately 61,000 m^2 of office space from the property owner, Composita. The

property itself is owned by the Wacker pension fund, which has granted a hereditary building right for the benefit of the company Composita.

The following table provides an overview of the real property that is material to our Group:

Location	Size	Rent/Owned/ Hereditary Building Right ("HRB")	Main Use
Burghausen, Germany	2,330,252 m^2	Owned	Production and Administrative
Nünchritz, Germany	1,317,481 m^2	Owned	Production, Administrative, Expansion space
Freiberg, Germany	173,349 m^2	Owned	Production, Administrative, Expansion space
Cologne, Germany	228,923 m^2	Owned	Rented to third parties (hereditary building right and lease)
Stetten, Germany	134,239 m^2	Owned	Mining, Administrative
Wasserburg, Germany	93,801 m^2	Owned	Expansion space
Kempten, Germany	56,909 m^2	Owned	Production and Administrative
Munich, Germany	19,008 m^2	Owned	Research (Consortium)
Jena, Germany	1,700 m^2	Rented	Production and Administrative
Adrian, Michigan, USA	988,957 m^2	Owned	Production and Administrative
Portland, Oregon, USA	349,006 m^2	Owned	Production, Administrative, Expansion space
Eddyville, Iowa, USA	133,544 m^2	Owned	Production and Administrative
Duncan, South Carolina, USA	54,753 m^2	Owned	Production and Administrative
North Canton, Ohio, USA	13,557 m^2	Lease	Production and Administrative
Calvert City, Kentucky, USA ..	8,998 m^2	Lease	Production and Administrative
Chino, California, USA	8,094 m^2	Lease	Production and Administrative
Zhangjiagang, VR China	316,000 m^2	HRB	Production and Administrative
Wuxi, VR China	24,000 m^2	Lease	Production and Administrative
Shanghai, VR China	1,000 m^2	Lease	Production and Administrative
Hikari, Japan	83,963 m^2 18,327 m^2	Owned Rented	Production and Administrative
Akeno, Japan	18,000 m^2	Lease	Production and Administrative (JV Asahikasei)
Singapore...................	50,000 m^2	HRB	Production and Administrative
Calcutta, India	51,154 m^2	Owned	Production and Administrative (JV Metropark)

In addition, we, as owner or tenant, use real property with offices, warehouses, research and development facilities as well as other facilities in a number of countries.

In total, we own approximately 7,780,000 m^2 of land, of which approximately 5,060,000 m^2 has been improved upon. In addition, we use property with space totaling approximately 460,000 m^2, of which about 90,000 m^2 has been improved upon, on the basis of hereditary building rights or similar foreign conveyance situations. At our Stetten location, we own mining rights for an area of about 46,760,000 m^2 for the mining of industrial salt and carbonic acid.

Regulation and Environmental Protection

In each country in which we are active, our Group is subject to the relevant applicable laws and regulations that apply to our business operations. In general, activities that can have a detrimental environmental impact, such as the production of chemicals, are subject to stringent

regulatory requirements. These include, in particular, regulations on technical safety and environmental protection, in particular, regulations on emissions limits and waste disposal, water and soil protection laws, application, registration and designation regulations and the use of chemicals, building regulations, labor law regulations, regulations on employment protection and occupational safety. Individual units of our business operations are also subject to gene technology laws, pharmaceutical laws, mining laws and food protection laws. The application of the relevant regulations depends on the specific circumstances at each of our sites. For example, the permit requirement for a facility may depend on many individual factors, including the facilities capacity, the facility's design and the existence of any ancillary facilities. Environmental protection regulations are constantly evolving and generally becoming more stringent. In accordance with these regulations, we observe high technical and safety standards in the construction, operation and maintenance of production facilities. However, we cannot rule out operational disruptions, including those due to external influences such as natural disasters or terrorism, which could lead to explosions, the release of poison or hazardous substances or accidents, in which persons, property or the environment are damaged, resulting in civil or criminal consequences and the loss, in whole or part, of our production facilities.

Expected Statutory Amendments

The regulatory framework for companies in the chemical industry and related sectors is subject to constant amendment, and is generally adapted on a national and international level, in particular by the European Union, to technical advances, increased safety needs and environmental awareness of the general population. These adjustments or more restrictive amendments could have adverse effects on our production costs and our product portfolio.

The planned EU directive for the registration, evaluation, assessment, certification and restrictions on chemical substances (REACH), a draft of which was presented by the European Commission on October 29, 2003 and which is currently still under consideration, could have a substantial impact on our Group. REACH contemplates a general registration requirement for produced or imported substances. According to the Commission's proposal, a substance that is not registered can neither be produced nor imported. With regard to substances of special concern, an authorization system for the use and sale of these substances would be introduced. The requirements under the permit procedure are risk based. The permit applicant must prove that the risks associated with the use of the relevant substance are reasonably managed or that the socio-economic advantages of the substance's use outweigh the disadvantages. For such substances, there can be an obligation to substitute suitable alternative substances or technologies.

As a chemicals Group, we would be adversely affected by the increased expenses that would result from complying with the registration, assessment and authorization process. Additional expenses would also arise in particular from the preparation of analyses and reports that would be required for general registration purposes, including safety reports and safety assessments. In negotiations between the relevant governing bodies of the European Union, the issue whether dangerous substances should be outlawed where safe alternatives are available has not been resolved. If the directive comes into effect, it is possible that due to these authorization requirements, one or more of our products may no longer be produced due to legal or economic reasons.

The REACH directive is not intended to take effect until 2007. During EU parliamentary negotiations, the draft directive can still be amended substantially. However, due to the political mutual consent of the EU member states in the Council of the European Union, the implementation of the directive must be assumed. We have already begun to make preparations that would facilitate our compliance with the new regulatory regime as applied under the Commission's proposal. Due to uncertainty surrounding possible changes to the draft directive,

it is difficult for us to estimate the costs we would incur during the 11 year period provided for complete registration upon implementation of the REACH system. However, we believe that these additional costs would amount to approximately €4 to €7 million per year.

In addition, in Germany, the EU directive on environmental liability for the prevention and remediation of environmental damage must be implemented into national law by April 2007 (Directive 2004/35/EC). This directive contemplates an expansion of liability for environmental damage, which can include, among other things, protected species and natural habitats, and therefore could lead to substantial increases in the our expenses. Companies are required primarily to prevent environmental damage by taking appropriate precautions, and in the event of environmental damage, the damage must be remedied. In Germany, the enactment of a law implementing the EU public participation directive (Directive 2003/35/EC) is expected to significantly increase the ability of environmental organizations to appear in court as plaintiffs in environmental proceedings. This means that, among other things, the expansion of our production sites in Germany or, to the extent required, the extension of our environmental authorizations could become more difficult. In addition, it is probable that requirements imposing limitations on hazardous emissions into the water and air, including noise, will be strengthened due to European Community law. It is also being discussed whether the existing system of allocating and trading emissions rights for carbon dioxide and other hazardous materials, such as nitrous oxides and sulfur dioxide, should be expanded.

In addition, in other countries in which we manufacture or sell our products, legal changes are pending that would make the statutory framework under which businesses operate more restrictive. For example, chemical regulations are expected to be made more stringent in the United States, and have already been made so in Canada, to improve understanding of the health and environmental risks associated with certain substances and to improve prevention. Also under discussion is the introduction of a Global Harmonized System of Classification and Labeling of Chemicals. However, our current understanding is that the financial effects of the REACH directive are expected to be the most far-reaching.

Official requirements and more restrictive legal environmental protection standards that are currently pending could require us to implement technical retrofits to our production facilities, which would require substantial investments.

Environmental Situation at the Production Sites

We are committed to pursuing environmental protection policies at a high standard. We document our environmental protection and worker safety efforts in an assessment report, which is ordinarily prepared every four years. Our management systems at our main sites are certified pursuant to one of the applicable certification systems and most are certified both pursuant to ISO Standard 9001 and ISO Standard 14001. In addition, our operating sites are regularly monitored by internal and external experts. However, the manufacture of our products at our various facilities poses environmental risks, and our various manufacturing and production processes have different risk potential. To date, the following material risks have arisen:

Soil- and groundwater contamination: Soil and groundwater contamination exists at various sites. The contamination is in part residual contamination and in part caused by us. Another source of contamination is landfills that are or were located on our property or in the immediate vicinity. The clean-up work of known contamination is, for the most part, at a very advanced stage, and the related costs have been accounted for through financial provisions that we have established. To the extent the clean-up costs for residual contamination at our Nünchritz site exceed the provisions in the amount of €1.5 million that we have established for that purpose, we will not be held liable for those costs by the government. Cost and responsibility issues

remain open with respect to our production sites in Portland, Oregon, United States, and with respect to a property in Germany (see "— *Litigation and Administrative Proceedings*").

Emissions. Some of the facilities we operate must be retrofitted to comply with official emissions requirements. For example, facilities at our Burghausen and Nünchritz sites are commonly affected by changes in the classification of the substances toluene and D4 under the emissions protection requirements of the technical guidelines for air quality.

Water/Wastewater. We use large quantities of water in the manufacturing of our products. In certain cases, we must take precautions with respect to groundwater or streams. For example, in the past we have been required to construct a groundwater treatment well.

Handling and storage of hazardous substances. We regularly handle hazardous substances and use our best efforts to comply with relevant environmental protection regulations concerning the handling and storage of hazardous substances. See also "— *Litigation and Administrative Proceedings*" with respect to the use of TCE at our Portland, Oregon, United States, site.

Contractual liability for residual environmental contamination. In connection with several of our disinvestments, such as in the sale of ESK Ceramics GmbH & Co. KG in 2004 and our investment in Vinnolit Kunststoff GmbH in 2000, we have assumed contractual liability for potential residual environmental contamination and other environmental damage at the sites of the businesses we have sold, and we remain contractually liable in part in such cases. The relevant agreements to which these cases relate contain various provisions limiting our potential liability, such as thresholds, caps, and time limits on liability and a gradual reduction over certain periods of our liability cap. To our knowledge, no contracting party is currently asserting claims under these liability provisions.

In fiscal year 2005, we made provisions for anticipated expenses in connection with environmental protection measures in the amount of €37.3 million. Of this amount, €8.6 million is attributable to provisions for landfills, €26.0 million is attributable to the clean-up of environmental damage and the remainder to environmental protection duties and other environmental risks.

Material Agreements

In the course of our business operations, we regularly enter into a large number of agreements. Several material agreements are briefly described below.

Supply relationship between WACKER POLYSILICON and SILTRONIC. Our WACKER POLYSILICON business division supplies our subsidiary Siltronic AG with polysilicon, chlorosilanes and hydrogen chloride pursuant to a framework agreement of December 2003 and a framework development agreement of January 2004. These agreements require our WACKER POLYSILICON business division to provide SILTRONIC with at least 70% of its total polysilicon requirements, subject to a cap of a total of 3,500 tons per year. SILTRONIC, in return, is obliged to accept these volumes. The price paid by SILTRONIC is calculated on the basis of the current market price, minus a volume rebate in the low two-digit range. To protect against price extremes, a price protection clause applies which is based on manufacturing cost at full capacity. With respect to the procurement of amounts in excess of 70% of the SILTRONIC's requirements, the applicable price is subject to negotiation between the parties. The preceding pricing formula applies until December 31, 2007. For the period after December 31, 2007, SILTRONIC has the option to renegotiate the pricing formula or fall back on a previously agreed pricing formula with reduced volume rebates. The agreement is effective for an indefinite period, and is terminable by either party at the earliest of December 31, 2011 upon two years' prior notice.

Supply agreement for gaseous hydrogen. We procure gaseous hydrogen from Linde AG, Germany, under a supply agreement of August 1998. The hydrogen is manufactured by Linde in

two processing plants located at our Burghausen site. Linde's delivery of hydrogen is very important to our SILTRONIC business division because procurement from other sources cannot be ensured in the short term due to the volumes required and the attendant transport difficulties. The supply agreement had an original term of 10 years and remains in effect until 2008, unless terminated by either party upon 36 months' advance notice, and contemplates certain delivery and acceptance obligations by both parties.

Litigation and Administrative Proceedings

Like other companies, claims and litigation are from time to time filed against us in the ordinary course of our business. As a chemicals Group, we are also in the ordinary course of business regularly a party to government proceedings and investigations, such as with respect to the extension or renewals of permits, the tightening of environmental requirements and the continued improvement of environmental quality at our operational sites, including clean-up efforts in connection with soil contamination. Neither Wacker Chemie AG nor its subsidiaries is or, during the past year, has been, subject to state interventions, or court or arbitration proceedings, except for the proceeding described below, which we believe could have a material adverse effect on our financial condition. To our knowledge, such interventions and proceedings have also not been threatened.

Siltronic Corporation owns and operates a production facility on the banks of the Willamette River near Portland, Oregon, United States. This facility has a substantial impact on the environment as a result of, among other things, the past operations of Siltronic Corporation and third-party companies. In 2000, the United States Environmental Protection Agency ("USEPA") placed an approximately 15 km long strip along the banks of the Willamette River, including the area in which the production site is located, on the National Priority List, often called the "Superfund" list, in accordance with the relevant environmental law, the Comprehensive Environmental Response, Compensation and Liability Act ("CERCLA"). At the same time, USEPA informed Siltronic Corporation and the other parties involved that they may be responsible for the inspection, decontamination and rehabilitation of this area. Accordingly, several companies are currently involved in the investigation, environmental clean-up and rehabilitation of the river.

The responsible federal environmental protection agency at the production site in Portland, the Oregon Department of Environmental Quality ("DEQ"), issued a notice in 2000 and 2004 to Siltronic Corporation and a neighboring company, demanding the investigation of certain contaminations, including trichloroethane (TCE) in the soil and groundwater on the respective properties. Siltronic Corporation used TCE in its production process until 1989. To date, TCE was found in the soil, the Willamette River bed and the groundwater flowing through Siltronic Corporation's property. Siltronic Corporation and the neighboring company have since carried out investigations in accordance with the requirements of both notices and are currently looking into appropriate clean-up and rehabilitation measures. At this point in time, Siltronic Corporation is neither able to predict which clean-up and rehabilitation measures will ultimately be implemented on the site, nor can it estimate the costs of such measures or predict the success of court proceedings against other parties that contributed to the contamination with sufficient certainty. If Siltronic Corporation is held liable, it intends to take recourse against the other polluters in proportion to their level of responsibility. Siltronic Corporation is currently attempting to have the responsible authorities limit its liability to the TCE pollution only.

Under CERLA, parties that are potentially responsible can be held liable for the full costs of the decontamination on a site that has been declared a Superfund. In September 2001, the USEPA and a group of potentially responsible parties entered into an administrative agreement with respect to the investigation of this Superfund site. Some of the potentially responsible parties have formed a group and entered into an internal agreement to coordinate and finance joint investigations. Currently, Siltronic Corporation contributes to the financing of the investigations,

but is not a voting member of this group. Currently, Siltronic Corporation bears only a small part of the financing costs for the investigations being carried out on the basis of the internal agreement. At this point in time, it is impossible to predict the scope of the future clean-up, rehabilitation measures and costs that may arise from this investigation, but they are expected to be substantial. In addition, Siltronic Corporation may be facing significant expenses under CERCLA due to the environmental damage. CERLA provides for, among other things, natural resource damage claims in respect to environmental damage that is not or cannot be remedied completely. It is likely that Siltronic Corporation will have to bear a part of the final costs for the pollution of the Willamette River.

We believe that Siltronic Corporation has allocated for sufficient provisions for the clean-up and rehabilitation of its site and the Willamette River. This assumption is based on current information available to us, but there is some uncertainty as to which clean-up and rehabilitation measures will ultimately have to be carried out, and as to who much of the burden Siltronic Corporation will have to bear for such measures. This means that we could be held liable for environmental damage in the future at a level that far exceeds our provisions. Siltronic Corporation has claimed indemnification for the litigation costs and liabilities incurred in connection with the measures described above. Some insurers have, subject to their rights, reimbursed certain defense and investigation costs. However, it is currently unclear whether and to what extent Siltronic will have further insurance coverage for legal costs and clean-up or rehabilitation costs. For more information on the environmental proceedings described above, see also *"Risk factors — Risk Factors Relating to Our Business — We are subject to a broad range of environmental requirements and may be held liable for a failure to comply with these or for the cost of rehabilitating contaminated sites or for residual environmental contamination"*.

In Germany, the authorities have sought to hold us responsible for pollution of a property on which an independent service company had stored materials for us. The entire amount of costs associated with the pollution are expected, according to the authorities, to be in the low two-digit millions range. Because the property never belonged to our Group, and the handling of the materials was carried out solely by the service company, we believe that it is unlikely that we will be held accountable for the pollution. However, we cannot guarantee that we will not be held liable, since the substances were stored in containers belonging to us. As far as we know, the authorities are currently investigating what other potential polluters may be responsible. We believe that we have allocated sufficient provisions to cover this potential liability.

Insurance Coverage

The Company and our domestic and foreign subsidiaries, with the exception of our US subsidiaries, are insured under a fire and business interruption insurance policy. This policy covers the risks of fire, lightning, explosion and aircraft impacts and crashes. Risks relating to terrorist acts, flooding or political risks are excluded. Our manufacturing subsidiaries outside of Germany and all of our subsidiaries in the United States are covered by local fire and fire business interruption insurance.

In connection with an industrial accident on June 24, 2005 at our Nünchritz facility that involved an explosion during the preparation of contact compounds, we received insurance payments under the existing fire and fire business interruption insurance policy in the amount of €43 million, and as a result, we expect that our future expenditures for insurance premiums will increase moderately.

We are covered by an international business product and environmental liability insurance program of up to a total coverage of €375 million, under which coverage of Siltronic AG and its subsidiaries is limited to an amount of €150 million. In addition, local business and product liability insurance policies exist for our non-German subsidiaries as part of the policies under this program. For our U.S. subsidiaries, there are separate local liability insurance policies with

a coverage amount of USD 50 million that apply before coverage under the international insurance program above applies.

In addition, we are insured through other group policies including, an automobile and general recall expense insurance, a liability insurance policy for products that are used especially in the liability-intensive air and space travel industry, a policy covering transportation of goods, and a directors and officers insurance policy for members of the governing bodies of the Company and each of its subsidiaries.

Wacker-Chemie Versicherungsvermittlungs-GmbH, Munich, the Company-owned insurance broker, deals with the insurance policies and administration of the policies on behalf of the Company and its subsidiaries.

We believe that we have insurance coverage in an reasonable amount that is customary for our industry.

Principal and Selling Shareholders

Shareholder Structure (Prior to and Following the Offering)

The table below sets forth certain information regarding the share capital holdings in Wacker Chemie AG by our principal and Selling Shareholders prior to the offering.

Shareholding structure

Shareholder's name	Prior to the offering Shares	(%)[1]
Dr. Alexander Wacker Familiengesellschaft mbH[2]	29,018,800	55.64
Blue Elephant Holding GmbH[3]	13,779,720	26.42
Shares held by the Company	7,823,000	15.00
Morgan Stanley & Co. Inc.[4]	1,531,080	2.94
Freefloat	0	0
Total	52,152,600	100.00

(1) Due to rounding difference, the total of the individual columns may not be exact arithmetic aggregations of the figures that precede them.

(2) The chairman of our management board, Dr. Peter-Alexander Wacker, holds an interest of approximately 4.1% in Dr. Alexander Wacker Familiengesellschaft mbH (the "Family-owned Company") or — because of shares held by the Family-owned Company, approximately 4.3% of voting shares; the five siblings of Dr. Wacker also hold shares in the same amount. Our supervisory board member, Ms. Gertrud Eberth-Heldrich, holds an interest of approximately 12.4% or voting rights of approximately 12.9% in the Family-owned Company. The spouse of our supervisory board member Dr. Biebl, Ms. Veronika Biebl, holds an additional approximate 12.4% of the share capital (approximately 12.9% of voting rights). The remaining shares in the Family-owned Company are held by six shareholders, in some instances communities of heirs of the Wacker family, and in other cases additional members of the Wacker family.

(3) The chairman of our management board, Dr. Peter-Alexander Wacker, holds the majority of both capital and voting rights of Blue Elephant Holding GmbH. Accordingly, the voting rights of Blue Elephant Holding GmbH in Wacker Chemie AG pursuant to Sections 21, 22 of the Securities Trading Act (*Wertpapierhandelsgesetz*) are fully attributable to him. Managing directors of Blue Elephant Holding GmbH are Dr. Peter-Alexander Wacker and the spouse of our supervisory board chairman, Dr. Susanne Weiss.

(4) The shares are held by Morgan Stanley & Co. Inc. in part for own, in part for third party account.

Our shareholder structure after completion of the offering will depend, irrespective whether the Greenshoe-Option is exercised in full or not at all, on the maximum number of shares being offered. We will publish an adapted table showing our shareholder structure prior to and after completion of the offering in the supplement.

For information on selling restrictions on disposal of shares applicable to existing shareholders, see *"Underwriting — Selling Restrictions"*.

Transactions and Legal Relationships with Related Parties

In 2005, Blue Elephant Holding GmbH acquired a 44.4% interest in Wacker-Chemie GmbH from Hoechst AG. Blue Elephant Holding GmbH and companies affiliated with the Morgan Stanley group (some acting on their own behalf, some on the behalf of third parties) maintain contractual relationships for the purpose of financing this acquisition. Blue Elephant Holding GmbH will use its revenue from this offering mainly to fully repay its related loan liabilities to Morgan Stanley Group. In return, any liens that currently exist in favor of Morgan Stanley Group regarding our shares held by Blue Elephant Holding GmbH and that are used as collateral for such loan liabilities will be cancelled.

In August 2005, Wacker-Chemie GmbH acquired from Blue Elephant Holding GmbH own GmbH shares at a purchase price of €142.6 million; see *"Management's Discussion and Analysis of Financial Condition and Results of Operations — Factors Influencing our Results — Other Factors"*.

General Information on Wacker

Formation, Legal Name, Registered Office, Fiscal Year and Duration

The predecessor of our present Group was founded pursuant to a partnership agreement dated December 16, 1920, as Wacker-Chemie GmbH, a limited liability company (*Gesellschaft mit beschränkter Haftung*, or *GmbH*) and entered in the commercial register of the local court (*Amtsgericht*) of Munich under HRB 3499. On November 4, 2005, the Company's legal form was changed to a stock corporation.

Our registered office and business address is Hanns-Seidel-Platz 4, 81737 Munich, Germany (Tel.: +49 89 6279-01). The Company was entered in the commercial register of the Munich local court, under HRB 159705 on November 23, 2005.

Our fiscal year is the calendar year. The Company is established for an indefinite term. As a corporation established under German law, the Company is subject to the German Stock Corporation Act, among other laws.

Corporate Purpose

According to Section 2 of its articles of association (*Satzung*), the Company's corporate purpose is the the production and sale of chemical, biotechnological, and metallurgical products as well as research in these areas at home and abroad.

The Company is entitled to undertake all transactions and activities that are suitable serve this corporate purpose. To this end, the Company is entitled to organize subsidiaries, to acquire or found other companies, or acquire equity interests in such companies at home or abroad. It may manage such companies or restrict its activities to managing the shareholding. It may spin-out its operations as a whole or in part to affiliated undertakings.

Group Structure

Wacker Chemie AG is the holding company of the Wacker Group. The following description sets forth a summary of the subsidiaries and shareholdings of Wacker Chemie AG as of March 24, 2006:


Wacker Chemie AG
Germany
Rest of Europe
America
Asia/Rest of the World
Consortium GmbH
Siltronic AG
Siltronic Holding International (Niederlande)
Wacker Finance (Niederlande)
Siltronic Holding Portland (USA)
Siltronic Asia (Singapore)
Wacker Korea
Wacker Australien
Versicherungs-Vermittl. GmbH
Wacker-Chemie Dritte Venture GmbH
Wacker Großbritannien
Wacker Schweiz
Siltronic Corp. Portland (USA)
Siltronic Singapore
Wacker Japan
Wacker Asahi Kasei Silicone (Japan)
Wacker-Chemie Beteiligungsfinanzierung
Wacker Benelux (Niederlande)
Wacker Frankreich
Wacker Brasilien
Siltronic Japan
Wacker Polymer Materials (Shanghai) Co., Ltd.
Metroark (Indien)
Wacker Singapur
Wacker-Chemie Sechste Venture GmbH
Wacker-Chemie Erste Venture GmbH
Wacker Schweden
Wacker Spanien
Wacker Mexiko
Wacker NSCE (Malaysia)
Wacker Chemicals Hong Kong Ltd.
Air Products Korea
Alzwerke GmbH
Drawin Vertriebs-GmbH
Wacker Italien
Wacker Tschechien
Air Products Resinas Holdings (Mexiko)
Wacker-Chemie Fumed Silica Holding (ZJG), Pte. Ltd., Singapore
Wacker Chemicals Trading (Shanghai) Co., Ltd.
W.E.L.T. GmbH
AGENDA-Verm.V. GmbH i.L.
Wacker Polen
Wacker Ungarn
Wacker Chemical Corp. (USA)
Wacker-Chemicals Fumed Silica (ZJG) Co. Ltd.
Wacker Chemicals China Ltd.
Wacker Biotech GmbH
Wacker-Chemie Achte Venture GmbH
Wacker Russland
Precision Silicones (USA)
Dow-Corning (ZJG) Holding Pte. Ltd., Singapore
Wacker Silicones Technology (Shanghai) Co., Ltd.
Wacker Chemicals (China) Co. Ltd. (Holding)
Wacker-Chemie Siebte Venture GmbH
Wacker-Chemie Neunte Venture GmbH
Planar Solutions (USA)
Wacker Polymer Systerms (WUXI) Co., Ltd.
Wacker-Chemie Holdings GmbH & Co. KG
Wacker-Chemie Zweite Venture GmbH
Air Products Polymers Holdings (USA)
Wacker Chemicals (ZJG) Co., Ltd.
WPS GmbH & Co. KG
WPS GmbH
Air Products Polymers (USA)
Wacker Polymer Systems (ZJG) Co., Ltd.
Wacker Dymatic Silicones (Shunde) Co., Ltd.
WPS (USA)
WPS General Partner (USA)

Auditors

Our current auditor is KPMG Deutsche Treuhand-Gesellschaft Aktiengesellschaft Wirtschaftsprüfungsgesellschaft, Ganghoferstr. 29, 80339 München, a member of the German Chamber of Public Accountants (*Wirtschaftsprüfungskammer*).

Our auditor has audited the annual consolidated financial statements of Wacker Chemie AG as of and for the year ended on December 31, 2005 in accordance with the International Financial Reporting Standards (IFRS), the annual consolidated financial statements of Wacker-Chemie GmbH as of and for the years ended December 31, 2004 and 2003, as well as the annual unconsolidated financial statements of Wacker Chemie AG as of and for the year ended on December 31, 2005 and of Wacker-Chemie GmbH as of and for the years ended December 31, 2004 and 2003 in accordance with German law (Commercial Code, HGB) and in each case issued an unqualified auditors' opinion with respect thereto.

Notices, Paying and Depository Agent

Pursuant to the articles of association, our notices are published in the electronic version of the Federal Gazette (*elektronischer Bundesanzeiger)*. Any notices related to the shares will also be published in the electronic version of the Federal Gazette and in at least one official national publication for statutory stock market notices of the Frankfurt Stock Exchange (*Frankfurter Wertpapierbörse)*. All notices required under German securities laws will be published in an official national publication for statutory stock market notices of the Frankfurt Stock Exchange and, if required, in the printed version of the Federal Gazette (*Druckversion des Bundesanzeigers)*.

Notices in connection with the approval of the German version of this offering circular or any supplements thereto will be published in accordance with the German Securities Prospectus Act (*Wertpapierprospektgesetz*), in the manner of publication provided for in this offering circular, i.e. through publication on the Wacker Chemie AG website and by making available printed copies at the offices of Wacker Chemie AG and the offices of the Underwriters, and through subsequent notification by means of publication in the *Frankfurter Allgemeine Zeitung*.

Dresdner Bank AG, Frankfurt/Main, has been designated as the paying and depositary agent.

Description of Share Capital and Applicable Provisions

Share Capital and Shares

Our share capital currently amounts to €260,763,000.00 and consists of 52,152,600 ordinary bearer shares with no par value, each such share with a notional value of €5.00. The share capital has been fully paid in.

Each of our shares carries one vote at our shareholders' meeting. There are no restrictions on voting rights. Existing shareholders do not have different voting rights. In accordance with the articles of association as currently effective, all of our shares are and have been issued as ordinary bearer shares with no par value.

Our shares are represented by one or more global certificates, without dividend coupons, deposited at Clearstream Banking AG, Frankfurt am Main. Section 4 paragraph 3 of our articles of association excludes shareholders' rights to individual share certificates, to the extent the rules of the stock exchanges upon which the shares are listed do not require individual certification. The Company is entitled to issue share certificates that represent one or more shares.

Development of Share Capital

Upon registration in the commercial register on November 23, 2005, the Company's legal form was converted into a stock corporation with a share capital of €260,763,000. Within the context of the change of our legal form, the general shareholders' meeting on November 4, 2005 adopted a resolution to divide the share capital into 52,152,600 shares with no par value.

Authorized/Contingent Capital

The Company does not have any authorized or contingent capital.

Authorization to Acquire or Sell Treasury Shares

Regarding treasury shares already held by the Company as of March 15, 2006, our general shareholders' meeting on March 15, 2006 authorized our management board to use such shares for the purpose of acquiring companies, certain operations, or interests in companies. However, this authorization does not apply to the Company's remaining 782,300 treasury shares, which our management board may sell or use only by way of a resolution adopted by our shareholders' meeting.

Our general shareholders' meeting on March 15, 2006 furthermore has authorized the management board until September 14, 2007 to acquire treasury shares up to an amount equivalent to 10% of the current share capital upon approval by the supervisory board, for purposes other than securities trading. Acquisition for the purpose of trading in treasury shares is not permitted. The shares purchased on the basis of such authorization may not, at any time, together with any other treasury shares acquired and still held by the Company at the time of acquisition, exceed 10% of the share capital. The shares can be purchased on the stock exchange or by means of a public purchase offer submitted to all of our shareholders. If the shares are purchased on the stock exchange, the value paid per share (excluding ancillary costs) or if the shares are purchased by means of a public purchase offer, the offer price (excluding ancillary costs) may not be more than 10% above or below the average closing price. The relevant closing price in the above meaning in case of a purchase on the stock exchange is the average closing price of our shares quoted on the XETRA trading system of the Frankfurt Stock Exchange (or a comparable successor system) over the last three trading days prior to the purchase of the shares. In the case of a purchase following a preceding purchase offer to all shareholders, the

applicable closing price is the average closing price of our shares quoted on the XETRA trading system of the Frankfurt Stock Exchange (or a comparable successor system) over the last three trading days prior to the announcement of the decision to file this offer.

In addition, our general shareholders' meeting on March 15, 2006 has authorized the management board, subject to the approval of our supervisory board, to sell the treasury shares acquired under the authorization granted by our general shareholders' meeting on March 15, 2006 by means other than on the stock exchange or by offering the shares to all shareholders, provided that the shares are sold against payment in cash and at a price that is not substantially lower than the stock market price of our shares at the time of the sale. The number of shares to be sold together with new shares issued under any subsequent authorizations to increase capital with subscription rights pursuant to Section 186 paragraph 3 sent. 4 of the German Stock Corporation Act (*Aktiengesetz*) or under any contingent capital authorized subsequently under Sections 221 paragraph 4, 186 paragraph 3 sent. 4 of the German Stock Corporation Act may not exceed a total of 10% of the share capital. Our management board is furthermore authorized to sell the acquired shares subject to the approval by the supervisory board outside the stock exchange against contributions in kind without offering the shares to all shareholders in relation to their holdings, as long as the above is made for the purpose of acquiring companies, certain operations, or interests in companies. Our management board is also authorized to retire the treasury shares acquired subject to the approval by the supervisory board without any further resolution of our shareholders' meeting.

The authorizations of our management board as set forth above on the use of treasury shares can be exercised in full or in parts, once or several times, separately or jointly.

General Provisions Relating to Profit Allocation and Dividend Payments

The shareholders' participation in profits is determined based on their respective interests in the Company. According to our articles of association, the profit participation of new shares may be subject to different provisions in the event of capital increases.

Distribution of dividends on shares in the Company for a given fiscal year is determined by a proposal by our management board and our supervisory board to our general shareholders' meeting held in the subsequent fiscal year. To the extent the principal shareholders (depending on attendance at the general shareholders' meeting) hold a *de facto* majority at the general shareholders' meeting, they may pass resolutions concerning dividend distributions by voting their shares (see *"Risk Factors — Risk Factors Relating to this Offering and the Shareholder Structure — The interests of the affiliated companies controlled by the Wacker family and the interests of Wacker family representatives who are members of our management and supervisory boards could differ from the interests of our other shareholders"*).

German law provides that a resolution concerning dividends and distribution thereof may be adopted only on the basis of a balance sheet profit shown in our unconsolidated financial statements. In determining the balance sheet profits available for distribution, the result for the relevant year must be adjusted for profits and losses carried forward from the previous year and for increases or decreases in provisions. German law requires that statutory provisions be created and be deducted when calculating the balance sheet profits available for distribution.

Our articles of association provide that our management board and our supervisory board are authorized, upon adoption of the annual financial statements, to place in other revenue provisions, in whole or in part, the annual net income remaining after deduction of the amounts to be placed in the statutory provisions, and, if applicable, any loss carried forward. No more than half of the annual net income may be placed in other sales provisions if such other sales provisions exceed half the share capital or would exceed half the share capital after so doing. As

part of any resolution concerning the allocation of balance sheet profits, the shareholders' meeting may place additional amounts in sales provisions or carry them forward as profits.

Dividends resolved by the shareholders' meeting are paid annually shortly after the shareholders' meeting in compliance with the rules of the respective clearing system. Dividend payment claims are subject to a three-year statute of limitation. Details concerning any dividends resolved by our shareholders' meeting and the respective paying agents specified by the Company will be published in the electronic Federal Gazette (*Elektronischer Bundesanzeiger*) and in at least one official national publication for statutory stock market notices approved by the Frankfurt Stock Exchange.

Our articles of association enable our management board, subject to consent of our supervisory board and the preliminary financial statement containing a net profit, to distribute the expected earnings of the previous fiscal year by an advance dividend to shareholders. Such advance dividend must not exceed half of the amount that is left after deduction of statutory provisions or provisions provided by our articles of association. In addition, such advance dividend must not exceed half of the previous fiscal year's net profit.

General Provisions Relating to Liquidation of the Company

Apart from liquidation as a result of insolvency proceedings, the Company may be liquidated only with a vote of 75% or more of the share capital represented at our shareholders' meeting, at which such vote is taken. In accordance with the German Stock Corporation Act, upon liquidation of the Company, any liquidation proceeds remaining following payment of all of our liabilities would be distributed *pro rata* among the shareholders. The German Stock Corporation Act provides certain protection for creditors which must be observed in the event of liquidation.

General Provisions Relating to a Change in Share Capital

The German Stock Corporation Act provides that the registered share capital of a stock corporation (*Aktiengesellschaft*) may be increased by a resolution adopted at the shareholders' meeting. Such resolution must be adopted by a majority of at least 75% of the share capital represented at such meeting, unless the stock corporation's articles of association provide for a different majority. Similarly, shareholders may resolve to issue authorized capital upon a majority vote of at least three-quarters of the registered share capital represented at the meeting. Pursuant to such a shareholder resolution, the management board is authorized to issue shares up to a specific amount within a period not exceeding five years. The nominal amount of the authorized share capital may not exceed 50% of the nominal share capital available at the time of such authorization.

Additionally, shareholders may resolve to create contingent capital for the purpose of issuing shares (i) to holders of convertible bonds or other securities convertible to shares of the Company, (ii) as consideration in connection with a merger with another company, or (iii) to executives and employees. A resolution to create contingent capital must be passed by a majority vote of at least 75% of the share capital represented at the meeting convened to pass such resolution. The nominal amount of the contingent capital created for the purpose of share issues to executives and employees may not exceed 10% of the nominal share capital available at adoption of such resolution.

A resolution to decrease the share capital of a stock corporation must be adopted by a majority of at least 75% of the share capital represented at the shareholders' meeting convened to pass such resolution.

General Provisions Relating to Preferential Subscription Rights

According to the German Stock Corporation Act, every shareholder possesses preferential subscription rights to any new shares that are issued in a capital increase (including convertible bonds, warrant-linked bonds, profit-sharing rights or participating bonds). Such preferential subscription rights are freely assignable and may be traded on German stock exchanges within a specified period prior to expiration of such rights. The shareholders' meeting may pass a resolution to exclude preferential subscription rights with a majority of the votes cast and at least 75% of the share capital represented at the meeting convened to pass such resolution. To exclude preferential subscription rights, the management board must also make a report available to the shareholders, justifying the exclusion and demonstrating that our interest in excluding the preferential subscription rights outweighs the shareholders' interest in such rights. Absent such justification, preferential subscription rights may be excluded upon the issue of new shares if:

- the stock corporation increases its share capital in exchange for contributions in kind;
- the amount of the capital increase does not exceed 10% of the existing share capital; and
- the offer price of the new shares is not substantially below the market price of such stock corporation's shares.

Shareholding Disclosure and Reporting Duties

Upon admission of our shares to trading on the Frankfurt Stock Exchange (see *"The Offering — Admission to the Frankfurt Stock Exchange and Initial Listing"*), Wacker Chemie AG, as a listed company, will become subject to the provisions of the German Securities Trading Act (*Wertpapierhandelsgesetz*), which governs shareholder disclosure and reporting duties. The German Securities Trading Act provides that any person whose voting interest in a listed company attains, exceeds, or falls below 5%, 10%, 25%, 50%, or 75% through acquisition, sale or other means, must give written notification to the Company and to the Federal Financial Services Supervisory Authority (*Bundesanstalt für Finanzdienstleistungsaufsicht, BaFin*) without undue delay, but no later than within seven calendar days of the date when the aforementioned thresholds have been reached, exceeded or are no longer met. Such notice must also state the shareholders' current voting interest. The Company is required to publish this notification in a national newspaper designated for stock exchange notices (*Börsenpflichtblatt*) without undue delay, but not later than the ninth calendar day following receipt of such notification. In connection with this requirement, the German Securities Trading Act contains several provisions designed to ensure that shareholdings in listed companies are attributed to those persons who in fact control the voting rights associated with such shares. For example, if one company controls another company which owns shares in a listed company, such shares are attributed to the controlling company. If one company holds shares on behalf of another company, or companies controlled by such other company, shares are attributed to such other company. If the notification described above is not filed, the defaulting shareholder will be precluded from exercising rights (including voting and dividend rights) attached to its shares for the duration of such default. In addition, a fine may be imposed for the failure to comply with the notification requirements.

In addition, the German Securities Acquisition and Takeover Act (*Wertpapiererwerbs- und Übernahmegesetz*) provides that any person whose voting interest in Wacker Chemie AG reaches or exceeds 30% of the voting rights in a listed company must, no later than the seventh calendar day following the reaching or exceeding of the 30% threshold, publish this fact, including the new percentage of its voting rights, in at least one national newspaper designated for stock exchange notices or by means of an electronic financial information dissemination system. Unless granted an exemption, such person must make a mandatory public tender offer to acquire all of our shares.

Management

Our governing entities are our management board (*Vorstand*), supervisory board (*Aufsichtsrat*) and our shareholders' meeting (*Hauptversammlung*). The powers of these entities are determined by the German Stock Corporation Act (*Aktiengesetz*), the articles of association (*Satzung*) and the internal rules of procedure (*Geschäftsordnungen*) of the management board and the supervisory board.

Our management board conducts business in accordance with the relevant statutes, our articles of association and our management board's internal rules of procedure. Our management board represents the Company in dealings with third parties.

Our management board is responsible for ensuring that appropriate risk management and risk control systems exist within our Group to provide timely warning of any developments that might jeopardize our continued existence. Our management board is also required to report, on at least a quarterly basis, to our supervisory board on the status of our business, in particular any developments affecting sales and on the situation of the Company and its subsidiaries. In the last supervisory board meeting of each fiscal year, our management board must report on its business policies and other key issues relating to corporate planning and present the budget for the following fiscal year and for the medium term. Our management board is also required to report to our supervisory board in a timely fashion on any transactions that may be significant with respect to our profitability or liquidity in order to give our supervisory board an opportunity to express its opinion on such transactions prior to their implementation. Our management board must report any important matters to the chairman of our supervisory board, including any matter involving affiliates that becomes known to our management board and that could have a material effect on our Group. By law, no member of a management board may serve concurrently on the supervisory board of the same German stock corporation (*Aktiengesellschaft*). However, a simultaneous membership that results from a member of a supervisory board taking a seat on the management board of the same German stock corporation for a period of one year maximum is possible in exceptional cases. During this period, such individual may not perform any duties for the supervisory board.

Our supervisory board appoints the members of our management board and is entitled to dismiss them for good cause. Our supervisory board advises and oversees our management board on the management of the Company, but pursuant to the German Stock Corporation Act is itself not authorized to manage the Company. However, under our management board's internal rules of procedure, our management board must obtain our supervisory board's consent for certain transactions, usually prior to implementation of such measures or transactions.

Members of our management and supervisory boards owe a duty of care and loyalty to the Company. Whenever they undertake any actions, board members must consider a number of interests, including those of the Company and its shareholders, employees and creditors. Our management board must also take into consideration shareholders' rights to equal treatment and equal access to information. Should the members of the management or supervisory boards breach these duties, they may be jointly and severally liable to the Company for compensatory damages. Our members of the management board and supervisory board are covered, up to a certain amount, by directors' and officers' liability insurance in exchange for their activities as members of management. The Company bears the cost of these insurance policies. The above insurance does not provide for any contributions by members of the management or supervisory boards.

Under applicable German law, shareholders cannot take any direct action against members of our management or supervisory board, if they believe them to have violated their obligations to the Company. Only the Company is entitled to claim damages from the members of the management or the supervisory board. We may not waive or settle any such claim for

compensatory damages against board members until three years following its accrual, and may do so then only if the shareholders' meeting adopts an appropriate resolution by simple majority, provided that no minority of shareholders, holding in the aggregate 10% or more of our share capital, objects in writing.

Under German law, neither shareholders nor any other individuals may attempt to influence members of the management or supervisory boards to act in a way harmful to the Company. Shareholders with a controlling influence may not use such influence to cause the Company to act against its own interest, unless the resulting damage is compensated. Any person who uses his or her influence to cause a member of the Company's management board or supervisory board, an authorized representative (*Prokurist*) or any person holding a commercial power of attorney to act in a manner harmful to the Company or its shareholders may be obligated to compensate the Company and its shareholders for the resulting damage. In addition, the respective members of the management and supervisory boards may be jointly and severally liable for breach of their duties.

Management Board

Our management board currently consists of four members. The supervisory board determines the exact number of members of the management board which, according to our articles of association, must consist of at least one person. The supervisory board appoints one management board member as chairman.

Our supervisory board appoints members of our management board for a maximum term of five years. Reappointment or extension of the term (for a maximum of five years in each case) is permissible. Our supervisory board may revoke the appointment of a management board member prior to the expiration of his or her term for good cause, such as for gross breach of fiduciary duties or if the shareholders' meeting passes a vote of no confidence with respect to such member.

Our articles of association provide that our supervisory board may issue internal rules of procedure for our management board. On November 4, 2005, our supervisory board issued such internal rules of procedure for our management board. The internal rules of procedure specify, in particular, which matters are subject to the consent of our supervisory board (e.g. planning of the annual budget, investments projects, raising of loans above a certain amount).

Our articles of association provide that if only one member of the management board has been appointed or if the supervisory board has authorized a member of the management board as the sole representative, such member is the Company's sole representative. Otherwise, the Company is represented by two management board members together or by one management board member acting jointly with an authorized representative. Our supervisory board may also grant sole power of representation to individual or all members of our management board. The general shareholders' meeting on March 15, 2006 adopted an amendment to the articles of association, enabling the supervisory board to exempt individual or all members of the management board from the restrictions of Section 181 of the German Civil Code.

Resolutions of our management board are passed by a simple majority of its members, unless other majorities are stipulated by statute, our articles of association or the rules of procedure.

The following table lists the members of our management board and their respective areas of responsibility.

Name	Age	First appointed on	Appointed until	Responsibilities
Dr. Peter-Alexander Wacker (Chairman of the Board)	55	January 1, 1996	October 31, 2010	Senior management, corporate development, communication, audits, law, investor relations SILTRONIC, WACKER POLYSILICON
Dr. Rudolf Staudigl	51	October 1, 1995	September 30, 2008	Personnel/social affairs (HR director), plant management, environment/chemicals/ safety, research, patents/ marks/licenses WACKER SILICONES Asian region
Dr. Joachim Rauhut	51	May 1, 2001	October 31, 2010	Accounting; controlling; finance; information technology; materials management/ logistics European region
Auguste Willems	47	January 1, 2006	December 31, 2008	Regional coordination; engineering WACKER FINE CHEMICALS; WACKER POLYMERS American region

Dr. Peter-Alexander Wacker: Dr. Peter-Alexander Wacker has been a member of the management of Wacker-Chemie GmbH, Munich, since early 1996 and has been its spokesperson since 2001. Since our legal form has been changed into a stock corporation in November 2005, Dr. Wacker has been the chairman of the management board of Wacker Chemie AG. Previously, between 1993 and 1996, he had been a member of the supervisory board of Wacker-Chemie GmbH. Before that, since 1992, Dr. Wacker has been founder and managing partner of TMG, Technologie und Management Beratung GmbH in Munich and since 1978 had held various positions within the BMW Group, including since 1984 sales responsibility for key account sales in Germany, implementation of an agency sales system within BMW and as head of strategic group/product planning of the BMW Group. Dr. Wacker completed his management studies in Vienna, Geneva, and Munich with a degree as *Diplom-Kaufmann* and holds a PhD (Dr. rer. Pol.) in that subject.

In addition to his activity within the Wacker Group, Dr. Wacker currently serves on the supervisory board of Adam Opel GmbH, the advisory board of INA-Holding Schäffler KG, and the administrative board of Bankhaus Reuschel & Co. Kommanditgesellschaft. Until 2004, Dr. Wacker was a member of the advisory board of Bayerische Hypovereinsbank AG. Until 2005, he was a member of the supervisory board of FAG Kugelfischer AG, and until January 31, 2006, a member of the supervisory board of Bayerische Versicherungsbank AG.

Dr. Rudolf Staudigl: Dr. Rudolf Staudigl has been a member of the management of Wacker-Chemie GmbH, Munich, since 1995 and since the change of our legal form in November 2005, a member of the management board of Wacker Chemie AG. Previously, since 1993, he had been in the management of Wacker Siltronic AG in Burghausen. Before that, Dr. Staudigl since 1983 had held various positions within the Wacker Group, e.g. between 1989 and 1990 as vice president operations of Wacker Siltronic Corporation in Portland/Oregon, United States and from 1990 as president of Wacker Siltronic Company in Portland/Oregon, United States. Dr. Staudigl completed his chemistry studies at Ludwig-Maximilian University (LMU) in Munich in 1978 with the degree *Diplom-Chemiker* and holds a PhD since 1981 (Dr. rer. nat.). Between 1981 and 1982,

he studied and carried out research at Harvard University, Cambridge, MA, United States, and was member of the academic council of the Ludwig-Maximilians-University in Munich, Germany.

In addition to his activity within the Wacker Group, Dr. Staudigl currently also serves on the board of the society Gesellschaft deutscher Chemiker e.V., the supervisory board of Groz-Beckert KG, the advisory board of TÜV Bayern e.V., the board of trustees of the university Technische Universität Freiberg. He was a member of the advisory board of Deutsche Bank AG and of the board of trustees of the Foundation for Research and Science in Bavaria, Germany. Until 2002, Dr. Staudigl was a member of the advisory board of Nordstern Lebensversicherungs AG/AXA and until 2004 was a member of the advisory board of Commerzbank AG.

Dr. Joachim Rauhut: Dr. Joachim Rauhut has been a member of the management of Wacker-Chemie GmbH, Munich, since 2001 and since the change of our legal form in November 2005, a member of the management board of Wacker Chemie AG. Previously, since 1999, he had been Chief Financial Officer of Mannesmann AG and of Atecs Mannesmann AG in Düsseldorf. Between 1997 and 1999, Dr. Rauhut was commercial board member of Krauss-Maffei AG in Munich. Before that, since 1982, he had held various positions within the Mannesmann Group, e.g. between 1993 and 1996 he was the head of controlling and accounting of Mannesmann Demag AG in Duisburg and from 1996 he was the commercial manager of Mannesmann Demag Hüttentechnik in Duisburg. Dr. Rauhut completed his studies at Karlsruhe Technical University in 1979 with the degree *Diplom-Wirtschaftsingenieur* and holds a PhD (Dr. Ing.) from Berlin Technical University since 1982. In addition to his activity within the Wacker Group, Dr. Rauhut currently also serves on the advisory board of J. Heinrich Kramer Holding GmbH, the southern advisory board (*Beirat Süd*) of the Gerling Group and the advisory board of Dresdner Bank AG.

Auguste Willems: Auguste Willems has been a member of the management board of Wacker Chemie AG since January 2006. Previously, since 2002, he had been group vice president functional products and member of the corporate executive committee of Cognis GmbH. Before that, since 1986, Mr. Willems had held various positions within the Henkel Group, e.g. between 1994 and 1995 as vice president industry of Henkel Benefrance, from 1995 as president of Henkel Indonesia, and from 1999 as vice president organic specialties of Henkel North America as well as member of the executive committee of Cognis Corp. North America. He completed his studies of sciences, economics, and engineering with a Master in Bio Science. Other than the cases named above, members of the management board do not currently hold and have not at any time in the previous five years held any seats on administrative, management or supervisory boards or mandates in other comparable governing bodies of foreign or domestic products.

The members of our management board may be reached at our business address: Hanns-Seidel-Platz 4, 81737 Munich, Germany.

Compensation of Management Board Members

In the fiscal year 2005, total remuneration paid to our board members amounted to €4.9 million. For the management board members currently in office, an amount of around €10.4 million (2004: €7.7 million) has been allocated to defined benefit obligations.

Shares held by Management Board Members

The members of our management board currently do not directly hold any shares in the Company. However, the chairman of our management board, Dr. Peter-Alexander Wacker, holds the majority of capital and voting rights in Blue Elephant Holding GmbH, which prior to the offering held approximately 26.42% of our shares, as well as approximately 4.1% of the share capital and approximately 4.3% of the voting rights in Dr. Alexander Wacker Familiengesellschaft mbH, which holds approximately 55.64% of our shares. For further information regarding the above and the entities of these companies, see *"Principal and Selling Shareholders"*.

Senior Management

The senior management of the Wacker Group consists of the directors of the five business divisions:

Dr. Christoph von Plotho (head of WACKER SILICONES): Dr. Christoph von Plotho has been director of the WACKER SILICONES business unit since 2005. Previously, since 2003, he had been the director of the WACKER POLYMERS business division. Between 2000 and 2003, Dr. von Plotho was the head of the fluids and emulsions business unit within WACKER SILICONES. Before that, since 1984, he had held various positions within the Wacker Group, for example, between 1996 and 1999 he was the head of the elastomers business division of Wacker Silicones Corp. in Adrian, Michigan, United States, and from 1999, he was the managing director of ESK in Kempten. Dr. von Plotho completed his studies at the Rheinisch-Westfälische Technical University in Aachen in 1981 as *Diplom-Wirtschaftsingenieur* and in 1984 was awarded a PhD (Dr. rer. nat) from the Rheinisch-Westfälische Technical University in Aachen.

Arno von der Eltz (head of the WACKER POLYMERS business division): Mr. Arno von der Eltz has been the head of the WACKER POLYMERS business division since 2005. Previously, between 1999 and 2005, he was the head of the IT business unit of Wacker-Chemie GmbH. Before that, since 1988, Mr. von der Eltz had held various positions within the Wacker Group, e.g. since 1995 as commercial head of the Asia Service Center in Japan and since 1988 as division head of financial planning. Between 1984 and 1988, he had held various positions with MBB GmbH in Ottobrunn and Rudolf Holzmann GmbH in Munich. Mr. von der Eltz completed his management studies at Ludwig-Maximilian University in Munich in 1984 with a degree as *Diplom-Kaufmann.*

Dr. Gerhard Schmid (director of the WACKER FINE CHEMICALS business division): Dr. Gerhard Schmid has been head of the WACKER FINE CHEMICALS business division since 2005. Previously, since 2003, he had been head of fine chemical business division within the Wacker Specialties division. Between 1997 and 2003, Dr. Schmid had been head of the Business Team Biochem and President of Wacker Biochem. Corp in Adrian, Michigan, United States. Before that, since 1984, he had held various positions within the Wacker Group, e.g. between 1991 and 1997 he was the director of the biotechnology project within the polymer division and from 1997, he was head of the biotechnology production division. Dr. Schmid completed his studies at Regensburg University in 1980 with a degree as *Diplom-Biologe* and in 1984 was awarded a PhD (Dr. rer. nat.) from Ludwig-Maximilian University in Munich.

Ewald Schindlbeck (director of the WACKER POLYSILICON business division): Mr. Ewald Schindlbeck has been the head of the WACKER POLYSILICON business division since 2005. Previously, since 1998, he had been head of the integrated silicon production process within the Wacker Group. Between 1990 and 1998, Dr. Schindlbeck had been head of various polysilicon production sites of the Wacker Group. Before that, since 1989, he had been the head of development of Wacker Heliotronic GmbH and between 1983 and 1989 head of the technical marketing of Wacker-Chemitronic GmbH. Mr. Schindlbeck completed his studies at the Technical University in Munich in 1983 with a degree as *Diplom-Physiker.*

Dr. Wilhelm Sittenthaler (director of the SILTRONIC business division and member of the management board of Siltronic AG): Dr. Wilhelm Sittenthaler has been the chairman of the management board of Siltronic AG since 1 May 2003. After completing his chemical engineering studies at the Technical University in Vienna, Dr. Sittenthaler was awarded a PhD in engineering sciences. Between 1980 and 1989, he held various positions within Wacker-Chemie GmbH. In 1990, Dr. Sittenthaler was appointed head of the regional marketing and sales unit of the Wacker Silicones division within Wacker Chemicals East Asia Ltd., Tokyo, where he was head of the chemistry business unit from 1992 to 1996; in 1996, within the Wacker Silicones division, he was appointed director of the oils/resins/silanes business unit at the Burghausen production site. In 2000, Dr. Sittenthaler was appointed managing director of Wacker-Chemie GmbH, where he was

responsible for the Wacker Specialties division, for polysilicon and silica, corporate research and development, procurement and logistics, corporate IP and sales and distribution. In addition to his activities within the Wacker Group, Dr. Sittenthaler currently also serves on the advisory board of the association Verein der Bayerischen Chemischen Industrie e.V.

Other than the cases named above, the members of our senior management do not currently hold and have not at any time in the previous five years held any seats on administrative, management or supervisory boards or held mandates on other comparable governing bodies in domestic or foreign companies.

The members of our senior management do not currently hold, neither directly nor indirectly, any shares in the Company.

The members of our senior management can be reached at our business address at Hanns-Seidel-Platz 4, 81737 Munich, Germany.

Supervisory Board

In accordance with our articles of association and in compliance with the Law on Codetermination (*Mitbestimmungsgesetz*), the supervisory board consists of sixteen members. Eight of these are appointed by the shareholders' meeting and a further eight by the employees in accordance with the provisions of the Law on Codetermination. A maximum of two former members of our management board may become members of the supervisory board. Our articles of association provide that each supervisory board member's term expires at the end of the annual general shareholders' meeting that formally ratifies the actions of the supervisory board for the fourth fiscal year following the commencement of the member's term of office, not including the fiscal year in which the term commences. Our shareholders' meeting may determine a shorter period. A successor of any supervisory board member departing from office before the end of his/her respective term is elected for the remaining term of the departed member, unless the shareholders' meeting has determined otherwise. Substitute members may be appointed upon the election of supervisory board members which will become members of our supervisory board if any member departs from office before the end of his/her respective terms without any successor having been appointed. The term of the substitute member expires if a successor for the departed member is appointed or otherwise upon expiration of the departing supervisory board member's term. Our general shareholders' meeting has adopted an amendment to the articles of association on March 15, 2006, providing that the members of the supervisory board will be elected individually, whereby several or all of the members of the supervisory board who are to be elected by the shareholders' meeting may be elected in a single vote.

According to our articles of association, each member of our supervisory board and each substitute member may resign upon one month's notice by way of a written statement given to the chairman of the supervisory board or the management board. The chairman of the supervisory board may give his approval to the reduction or a waiver of the above notice period.

Our supervisory board elects a chairman and a vice-chairman from among its members in accordance with Section 27 paragraph 1 and 2 of the Law on Codetermination. The term of office of the chairman and of the vice-chairman corresponds with their term as members of our supervisory board, unless a shorter term is determined upon election. The election shall take place subsequent to the shareholders' meeting, during which the members of our supervisory board to be elected by the general shareholders' meeting have been reelected; this meeting does not require a separate invitation. If the chairman or the vice-chairman departs office before the end of his or her term, our supervisory board shall without undue delay elect a new person.

Upon resolution dated November 4, 2005, our supervisory board has adopted its internal rules of procedure. The supervisory board has formed an executive committee and an audit committee,

as well as the codetermination/conciliation committee required under Section 27 paragraph 3 of the Law on Codetermination. The conference committee performs the task specified in Section 31 paragraph 3 of the Law on Codetermination. The executive committee, among other things, prepares the personnel decisions of our supervisory board, in particular the appointment and withdrawal of board members, as well as the appointment of the chairman of the board, and regularly deliberates on the long-term succession planning for the board. The executive committee decides in place of our supervisory board on the conclusion, modification and termination of board members' employment and pension agreements as well as their compensation. The current members of the executive committee are Dr. Weiss, who is chairman of the committee, Mr. Eisenacker and Mr. Kortüm. The audit committee, among other things, prepares the decisions of the supervisory board on the approval of the annual financial statements and the consolidated financial statements. Moreover, the audit committee also prepares the agreement with the auditor (especially the audit mandate, the determination of key audit areas, and the fee contract). The audit committee also assists our supervisory board in monitoring the management and deals with questions related to risk management. The current members of the audit committee are Dr. Voss, who is chairman of the committee, Dr. Weiss and Mr. Eisenacker. The chairman of our supervisory board is responsible for calling and chairing meetings of our supervisory board. In accordance with the provisions of our articles of association and the rules of procedure of our supervisory board, the supervisory board constitutes a quorum, if no less than half of all members participate in adopting a resolution. Unless required otherwise by law or articles of association, the supervisory board passes resolutions with a simple majority of votes. In the event of parity of votes, the chairman of the supervisory board has two votes in a second vote on the same matter. The vice-chairman does not have such second vote.

The following table lists the members of our supervisory board and discloses any other supervisory board mandates and/or mandates on comparable boards of foreign or domestic companies:

Name (age):	Occupation	Additional administrative, management or supervisory board mandates or mandates on comparable boards of foreign or domestic companies
Dr. Karl Heinz Weiss (76), chairman	Lawyer	Member of the supervisory board and the advisory board of Giesecke & Devrient; member of the supervisory board of Carl Hanser GmbH & Co. KG
Anton Eisenacker (52), vice-chairman*	Foreman, chemical industry	—
Peter Áldozó (45)*	Technical clerk	—
Dr. Werner Biebl (74)	Former Attorney General	—
Gertrud Eberth-Heldrich (77)	Lawyer	—
Marko Fartelj (42)*	Operator	—
Uwe Fritz (38)*	District head, IG Bergbau, Chemie, Energie (Mining, Chemical and Energy Industrial Union) Altötting district	Member of the supervisory board of Siltronic AG
Eduard-Harald Klein (44)*	Operator	—

Name (age):	Occupation	Additional administrative, management or supervisory board mandates or mandates on comparable boards of foreign or domestic companies
Manfred Köppl (34)*	Industrial mechanic	—
Franz-Josef Kortüm (55)	Chairman of the management board of Webasto AG	Member of the advisory board of Brose Fahrzeugteile GmbH & Co. KG; member of the advisory board of Getrag Getriebe-und Zahnradfabrik Hermann Hagenmeyer GmbH & Cie. KG; member of the management board of VDA (Verband der deutschen Automobilindustrie; German Association of the Automotive Industry); member of the management board of vbw (Vereinigung der Bayerischen Wirtschaft; Association of Bavarian Enterprises)
Seppel Kraus (52)*	District head, IG Bergbau, Chemie, Energie (Mining, Chemical and Energy Industrial Union) State district Bavaria/Munich	Member of the supervisory board of E.ON AG; Member of the supervisory board of Novartis; Member of the supervisory board of UPM Kymmene
Prof. Dr. Stefan Leberfinger (45)	Auditor, tax consultant	Member of the advisory board of Thurn & Taxis Gesamtverwaltung; member of the advisory board of DOMAG Wohnbau AG; member of the advisory board of Tomorrow Focus AG; member of the advisory board of Freiberger Holding GmbH & Co. KG
Dr. Thomas Strüngmann (56)	Chairman of the management board of Hexal AG	Member of the supervisory board of Strenesse AG; member of the supervisory board of Südwestbank AG
Hans-Joachim Stadter (52)*	Plant manager	—

Name (age):	Occupation	Additional administrative, management or supervisory board mandates or mandates on comparable boards of foreign or domestic companies
Dr. Bernd W. Voss (66)	Member of the supervisory board of Dresdner Bank AG	Member of the supervisory board of Allianz Lebensversicherungs-AG; member of the supervisory board of Continental AG; member of the supervisory board of Hapag-Lloyd AG; member of the supervisory board of OSRAM GmbH; member of the supervisory board of Quelle GmbH; member of the board of directors of ABB Ltd.; chairman of the management board of Bankhaus Reuschel & Co.
Prof. Dr. Ernst-Ludwig Winnacker (64)	President of the German Research Council	Member of the supervisory board of Bayer AG; member of the supervisory board of KWS Saat AG; chairman of the supervisory board of MediGene AG; member of the management board of the Deutsche Museum

* employee members

Dr. Weiss and Dr. Biebl are also managing directors with power of sole representation of Dr. Alexander Wacker Familiengesellschaft mbH, the Company's majority shareholder.

Each elected supervisory board member's term expires at the end of our annual general shareholders' meeting that formally ratifies the actions for fiscal year 2007.

The members of our supervisory board maybe reached at our business address: Hanns-Seidel-Platz 4, 81737 Munich, Germany.

Compensation of Supervisory Board Members

For their activities, the members of our supervisory board receive a fixed annual payment in the amount of €15,000, payable after the end of the fiscal year. Supervisory board members joining or departing the supervisory board during a fiscal year receive a prorated amount of compensation.

In addition to the above fixed compensation, our members of the supervisory board receive after the adoption of the annual financial statements a performance-related compensation for the previous fiscal year, calculated on the basis of the percentage return on capital (relation of the operating result before interest and taxes and the employed capital pursuant to the consolidated IFRS financial statements in percent, whereby the employed capital is equal to the total amount of fixed assets and current assets minus liquid funds). From a total return on capital of 3%, the performance-related compensation is 25% of the fixed compensation, from a total return on capital of 5%, it is 50%, from a total return on capital of 7%, it is 75%, from a total return on capital of 9%, it is 100%, and from a total return on capital of 11% or more, it is 125%. Also, the

members of the supervisory board are provided by us with reasonable insurance coverage; in particular, the Company takes out D&O liability insurance to the benefit of the members of the supervisory board.

Fixed and performance-related compensation for the chairman of our supervisory board are multiplied by factor 3, for the vice-chairman and committee chairs by factor 2, and for committee members by factor 1.5. Double and multiple positions are not taken into account.

During fiscal year 2005, the total remuneration paid to the members of our supervisory board amounted to €0.6 million.

Shares held by supervisory board members

Ms. Gertrud Eberth-Heldrich holds a capital share of approximately 12.4% and voting rights of approximately 12.9% in Dr. Alexander Wacker Familiengesellschaft mbH, which in turn holds 55.64% of our shares. For further information regarding the above and the entities of the associated companies holding shares in the Company, see *"Principal and Selling Shareholders"*. Other than that, members of the supervisory board do not directly or indirectly hold any shares in the Company.

Certain Information on the Members of the Management and Supervisory Boards and Senior Management

To our knowledge, no member of our management board or supervisory board or our senior management have, within the past five years, been convicted of any fraudulent offenses. Also, to our knowledge, no member of our management board or supervisory board or our senior management has been publicly incriminated and/or sanctioned by statutory or regulatory authorities. Within the past five years, to our knowledge, no member of our management board or supervisory board or senior management acting in the capacity of a member of the administrative, management or supervisory entity or as a founder of an issuer, has been associated with any bankruptcies, receiverships or liquidations. To our knowledge, no member of our management board or supervisory board or our senior management has ever been deemed by a court to be unfit for membership in an administrative, management or supervisory entity of a company or to be unfit to exercise management duties or to manage the business of an issuer.

We have no knowledge of any existing or potential conflicts of interest between the duties of any member of our management board or supervisory board or our senior management to the Company and his or her private interests or other duties. For the shareholdings of members of the management or supervisory board in Blue Elephant Holding GmbH and Dr. Alexander Wacker Familiengesellschaft as well as positions as senior management of the above affiliates, see *"Principal and Selling Shareholders"*.

No member of our management or supervisory board and no member of our senior management has entered into a service agreement with any member company of the our Group, which provides for any benefits upon the termination of employment.

Where information is provided on members of the management board, the supervisory board or senior management in this paragraph based on our knowledge, we have informed ourselves of the respective facts by interviewing the members of our management board, our supervisory board or senior management in writing.

Shareholders' Meeting

On March 15, 2006, our general shareholders meeting adopted a resolution amending the Company's articles of association, providing that in the future, upon the discretion of the calling entity, the shareholders' meeting may be held either at our registered offices, at a place of the registered offices of a German stock exchange, or in any German city with a population of more than 100,000 people. Our shareholders, who have timely registered for the meeting are entitled to attend and to vote at such meeting. Each no par value share carries one vote at the shareholders' meeting. Shareholders may also exercise their voting rights by proxy.

Resolutions adopted by our shareholders' meeting may be adopted by a simple majority of the votes cast unless otherwise provided by statute or our articles of association.

Under the German Stock Corporation Act, resolutions of fundamental importance require both a majority of a votes cast and a majority of at least 75% of the share capital represented at the vote on the resolution. Resolutions of "fundamental importance" include:

— changes to the articles of association;

— capital increases;

— capital decreases;

— the creation of authorized or contingent capital;

— the sale, spin-off or transfer of our entire assets;

— the execution of inter-company agreements (such as controlling and profit-and-loss-transfer agreements);

— any change of corporate legal form; and

— the dissolution of the company.

Our management board, supervisory board, or, under certain circumstances, shareholders holding an aggregate of 5% or more of the share capital, may call a shareholders' meeting. Our supervisory board must call a general shareholders' meeting whenever the interests of the Company so require. The general shareholders' meeting is held during the first eight months of each fiscal year.

The German Stock Corporation Act requires the Company to publish the invitation to the shareholders' meeting in the electronic version of the Federal Gazette (*elektronischer Bundesanzeiger*) at least thirty days prior to the day of the meeting or the day, by which the shareholders must register for the shareholders' meeting. The registration deadline for attending each general shareholders' meeting is published concurrently with the invitation to the meeting. Shareholders, who have registered no later than seven days prior to the shareholders' meeting (final date for registration) with us or any other body identified in the invitation to the shareholders' meeting and who provide evidence of their entitlement by way of a written certificate about their shareholding, issued in German or English by the institution managing the depot, are entitled to participate and vote in the shareholders' meeting in accordance with our articles of association. Such evidence must make reference to the commencement of the 21st day before the shareholders' meeting and must have been received by the Company or by a body specified in the invitation no later than seven days prior to the meeting.

Neither German law nor our articles of association restrict the right of foreign shareholders or shareholders not domiciled in Germany to hold shares or to exercise voting rights associated with their shares.

According to the German Business Integrity and Modernization of Shareholder Actions Act (*Gesetz zur Unternehmensintegrität und Modernisierung des Anfechtungsrechts, UMAG*), which

entered into force on November 1, 2005, the preconditions for an action for damages against management and supervisory board members will be reduced and the preconditions will be heightened for frivolous shareholders' suits. The Act has also introduced provisions facilitating the organization of shareholders' meetings, for example by providing the possibility to authorize in a company's articles of association the chairman of a shareholders' meeting to limit shareholders' rights to speak and to ask questions in the shareholders' meeting to a reasonable time or to authorize such company to make documents available to shareholders by means of the company's website. Our shareholders' meeting held on March 15, 2006 has already resolved an amendment to our articles of association, providing for a relevant restriction of the shareholders' right to speak and to ask questions.

Corporate Governance

The German Corporate Governance Code (*Deutscher Corporate Governance Kodex*), adopted in February 2002 and last amended on June 2, 2005, includes recommendations and suggestions for leading and supervising companies listed on German stock exchanges with regard to shareholders and shareholders' meetings, management and supervisory boards, transparency, accounting and audit of financial statements. The recommendations and suggestions of the German Corporate Governance Code are not mandatory. However, the German Stock Corporation Act requires the management and supervisory boards of a listed company to disclose each year, which recommendations were and will be followed and which recommendations were not or will not be followed. In contrast, divergence from the suggestions contained in the Code need not be disclosed.

We will fully comply with its requirements arising from the listing (i.e. prior hereto, we were not subject to any such obligation) to issue a statement in accordance with Section 161 of the German Stock Corporation Act during the current fiscal year, which is to be published and made permanently accessible to the shareholders. Our management board and supervisory board agree with the goals of the German Corporate Governance Code, which are to encourage responsible and transparent corporate governance and control focused on sustained growth of a company's value. We therefore intend, in its statement pursuant to Section 161 of the German Stock Corporation Act, to document its substantial adherence to the German Corporate Governance Code's recommendations. However, we do not adhere to the recommendations in Section 3.8 of the German Corporate Governance Code regarding the stipulation of a deductible if directors' and officers' insurance is taken out for the management and supervisory boards and in Section 5.1.2 of the German Corporate Governance Code regarding the determination of an age limit for members of our supervisory board.

Taxation in the Federal Republic of Germany

This section is a summary of the material German tax considerations that are or may become relevant when acquiring, holding or transferring shares. This section is not meant to be a comprehensive or complete representation of all German tax considerations that could become relevant for shareholders. This summary is based on the German tax law applicable as of the date of this offering circular and on the provisions of double taxation treaties entered into between Germany and other countries. It should be noted that the law may change and that treaties may be amended and that such changes and amendments may have retroactive effect.

Potential purchasers of our shares are urged to consult their tax advisors as to the tax consequences of acquiring, holding and transferring our shares and as to the rules for obtaining a refund of German withholding tax paid (*Kapitalertragsteuer*). The specific tax situation of each shareholder can only be addressed adequately by means of individual tax advice.

Taxation of the Company

The taxable income of the Company is subject to German corporate income tax (*Körperschaftsteuer*) at a rate of 25% plus 5.5% solidarity surcharge (*Solidaritätszuschlag*) thereon (total: 26.375%). The Company is also subject to municipal trade tax (*Gewerbesteuer*). The trade tax rate depends on the respective municipality, in which the Company maintains a permanent establishment. Generally, the average trade tax rate is approximately 18%-20%. Trade tax paid qualifies as a deductible business expense for corporate income tax, trade tax and solidarity surcharge purposes.

As of January 1, 2004, tax loss carry-forwards exceeding the amount of €1 million can be used to offset only up to 60% of the annual taxable income for corporate income and trade tax purposes. Unused tax loss carry-forwards can be carried forward indefinitely, and, subject to the 60% limitation, may be used to offset future taxable income.

Taxation of the Shareholders

Shareholders are subject to German tax, in particular in connection with their ownership of shares (taxation of dividend income), the sale of shares (taxation of gains on disposal) and the gratuitous transfer of shares (inheritance and capital transfer tax).

Taxation of Dividends

Withholding tax

Generally, the Company must deduct tax at a rate of 20% plus solidarity surcharge thereon at a rate of 5.5% (total: 21.1%) from the gross amount of its dividend distributions. Such withholding tax is levied irrespective of whether and to what extent the dividend distribution is taxable at the level of the shareholder and whether the shareholder resides inside or outside Germany. Certain exceptions from withholding tax are available for corporate shareholders resident in another EU member state if they are eligible for the participation exemption under the EU Parent-Subsidiary-Directive (EU Directive 90/435/EEC dated July 23, 1990, as amended).

For individual or corporate shareholders tax resident in Germany (that is, persons whose residence, habitual abode, statutory seat or place of management is located in Germany) as well as shareholders tax resident outside Germany, but holding their shares through a permanent establishment (*Betriebsstätte*) or as a business asset (*Betriebsvermögen*), for which a permanent representative (*ständiger Vertreter*) has been appointed in Germany, the tax withheld (including

solidarity surcharge) is credited against the shareholder's individual income tax or corporate income tax liability or, if in excess of such liability, is refunded.

With respect to dividend distributions to shareholders residing outside Germany, the withholding tax rate may be reduced (in general, down to 15%) if Germany and the shareholder's country of residence have entered into a double taxation treaty and provided that the shareholder does not hold shares through a permanent establishment in Germany or as business assets, for which a permanent representative has been appointed in Germany. The reduction is granted by refunding the amount of tax withheld (including the solidarity surcharge) in excess of the applicable treaty rate (in general, 15%). In order to receive such a refund, a shareholder must apply to the fiscal administration (German Federal Office for Taxes, *Bundeszentralamt für Steuern*, An der Küppe 1, 53225 Bonn, Germany). Refund application forms can be obtained from the German Federal Office for Taxes; http://www.bzst.bund.de) as well as from German embassies and consulates.

Taxation of dividend income of shareholders tax resident in Germany who hold our shares as private assets

Individual shareholders (natural persons) holding their shares as private assets are subject to tax only with half of the dividends received (*Halbeinkünfteverfahren*) at their individual (progressive) personal income tax rate (plus solidarity surcharge thereon). Correspondingly, only half of the shareholder's expenses (*Werbungskosten*) related to the dividends received is deductible for tax purposes.

Individual shareholders (natural persons) holding their shares as private assets are entitled to an annual savers' allowance for investment income (*Sparerfreibetrag*) in the amount of €1,370 (for individual filers) or €2,740 (for married couples filing jointly). In addition, such shareholders are entitled to a lump-sum deduction for expenses related to investment income (*Werbungskostenpauschale*) in the amount of €51 (for individual filers) or €102 (for married couples filing jointly), unless a higher amount of expenses can be demonstrated.

Taxation of dividend Income of shareholders tax resident in Germany who hold our shares as private assets

If a shareholder holds our shares as business assets, taxation depends on whether the respective shareholder is a corporation, a sole proprietor or a partnership.

Corporations. Dividend income of corporate shareholders is generally exempt from corporate income tax. However, 5% of such dividends are deemed to be non-deductible business expenses for tax purposes and therefore are subject to corporate income (plus solidarity surcharge) and trade tax. For trade tax purposes the entire dividend income is subject to trade tax, unless the corporation held at least 10% of the Company's registered share capital at the beginning of the relevant assessment period. Business expenses incurred in connection with the dividends received are tax deductible without restrictions.

Sole proprietors (Einzelunternehmer). For sole proprietors (natural persons), only half of the dividends are considered taxable income. Correspondingly, only half of the business expenses related to the dividends are deductible for tax purposes. In addition, all of the dividend payments received are subject to trade tax if our shares are held as assets of a permanent establishment in Germany, unless the shareholder held at least 10% of the Company's registered share capital at the beginning of the relevant assessment period. Depending on the applicable trade tax rate and the individual circumstances, the trade tax may be credited partly or entirely against the shareholder's personal income tax liability.

Partnerships. If our shares are held by a partnership, personal income tax or, as the case may be, corporate income tax as well as solidarity surcharge, is levied at the level of the partners of the partnership. If the partner is a corporation and therefore subject to corporate income tax, dividends are generally tax-exempt at the level of the partner, whereas 5% of the dividends are deemed to be non-deductible business expenses and are therefore taxable (see *"— Corporations")*. If the partner is a natural person and therefore subject to personal income tax, only half of the dividends are taken into account as taxable income and only half (subject to additional deduction restrictions) of the business expenses related to the dividends are deductible for tax purposes (see *"— Sole proprietors"*). In addition, dividends are fully subject to trade tax at the level of a partnership (provided that the partnership is generally liable to trade tax), unless the partnership held at least 10% of the Company's registered share capital at the beginning of the relevant assessment period. As far as the partnership held at least 10% of the Company's registered share capital at the beginning of the relevant assessment period, 95% of the dividends allocable to a corporate partner are exempt from trade tax and dividends allocable to a non-corporate partner (natural person) are fully exempt from trade tax. If a partner is a natural person subject to personal income tax, depending on the applicable trade tax rate and the individual circumstances, the trade tax attributable at the partnership level may be credited partly or entirely against the partner's personal income tax liability.

Special rules for banks, financial services institutions, financial enterprises, life insurance and health-insurance companies and pension funds are described below.

Taxation of dividend income of shareholders tax resident outside of Germany

For individual or corporate shareholders not holding shares through a permanent establishment in Germany or as business assets for which a permanent representative has been appointed in Germany, withholding tax paid (possibly reduced under a double taxation treaty) is final and not refundable.

Individual or corporate shareholders are subject to the same rules as applicable to shareholders resident in Germany, if the shares are held through a permanent establishment in Germany or as business assets, for which a permanent representative has been appointed in Germany.

Taxation of Capital Gains

Taxation of capital gains realized by shareholders tax resident in Germany who hold our shares as private assets

Half of the capital gains realized on the disposal of our shares held by an individual shareholder as private assets are subject to personal income tax plus solidarity surcharge thereon if the disposal takes place within one year after the acquisition of our shares. For shares deposited at a depository in accordance with Section 5 of the German Securities Deposit Act (*Depotgesetz*), it is assumed that the shares acquired first are sold first. If a shareholder's aggregate capital gain from private sales transactions amounts to less than €512 during the respective calendar year, such capital gains are not subject to tax. Capital losses arising from the disposition of our shares may be set off only against capital gains from private transactions during the same calendar year, or, if this is not possible due to a lack of profits, subject to certain conditions, such losses may be set off only against positive income from private disposal transactions of the previous year or of subsequent years.

Regardless whether the aforementioned one-year period has expired, half of the capital gains realized due to the disposal of our shares held by an individual shareholder as private assets are subject to personal income tax plus solidarity surcharge thereon if the individual shareholder or,

in case of a gratuitous transfer, its legal predecessor has held, directly or indirectly, at least 1% of the Company's registered share capital at any time during the five years preceding the disposal.

Taxation of capital gains realized by shareholders tax resident in Germany who hold shares as business assets

If shares are held as business assets, taxation of capital gains realized on the disposal of our shares depends on whether the shareholder is a corporation, a sole proprietor or a partnership.

Corporations. Capital gains realized by a corporate shareholder on the disposal of shares are exempt from corporate income tax, solidarity surcharge and trade tax. "Capital gain" is defined as the amount by which the sale proceeds generated due to the disposal of our shares after deduction of the sale expenses, exceeds the book value of the shares. However, 5% of the capital gain is deemed to be non-deductible business expenses for tax purposes and is therefore subject to corporate income, solidarity surcharge and trade tax. Any losses incurred by the disposal of shares are not deductible for corporate income tax, solidarity surcharge and trade tax purposes.

Sole proprietors (Einzelunternehmer). If our shares are held by a sole proprietor, only half of the capital gain derived from their disposal is taxable. Correspondingly, only half of the business expenses related to such gain and half of the losses incurred from the disposal of our shares is deductible for personal income tax purposes. In addition, half of the capital gains are subject to trade tax, if the shares are held as assets of a permanent establishment maintained in Germany by a trade or business. Depending on the applicable trade tax rate and the individual circumstances, the trade tax may be credited partly or entirely against the shareholder's personal income tax liability.

Partnerships. If the shareholder is a partnership, the taxation depends on whether the partner of the partnership is subject to personal income tax (*Einkommensteuer*) or corporate income tax (*Körperschaftsteuer*). If the partner is a corporation and therefore subject to corporate income tax, capital gains are generally tax-exempt at the level of the partner, whereas 5% of the dividends are deemed to be non-deductible business expense and are therefore taxable (see *"Corporations")*. If the partner is a natural person and therefore subject to personal income tax, only half of the capital gains are taken into account as taxable income and only half (subject to additional deduction restrictions) of the business expenses related to the capital gain and half of the losses incurred from the disposal of our shares are deductible for personal income tax purposes (see *"— Sole proprietors"*). In addition, 5% of the capital gains allocable to corporate partners and half of the capital gains allocable to non-corporate partners are subject to trade tax, if our shares are held as assets of a permanent establishment of the partnership maintained in Germany by a trade or business. If a partner is a natural person subject to personal income tax, depending on the applicable trade tax rate and the individual circumstances, the trade tax attributable at the partnership level may be credited partly or entirely against the partner's personal income tax liability.

Special provisions for banks, financial services providers, finance companies, life insurance or health insurance companies as well as pensions funds are described below.

Taxation of capital gains realized by shareholders tax resident outside of Germany

Capital gains realized on the disposal of our shares by an individual shareholder (natural person) resident outside Germany are subject to personal income tax (plus solidarity surcharge) in Germany only provided that (i) the shares are held as business assets of a permanent business establishment or a fixed base in Germany or as business assets, for which a permanent representative has been appointed in Germany, or (ii) the individual shareholder or, in case of a gratuitous transfer, its legal predecessor, has held, directly or indirectly, at least 1% of the

Company's registered share capital at any time during the five years preceding the disposal. In this case, half of the capital gains realized are subject to German personal income tax plus solidarity surcharge thereon. However, except for the cases referred to in (i) above, most double taxation treaties concluded with Germany provide for a full exemption from German taxation.

If capital gains are realized by foreign corporations being subject to non-resident taxation in Germany, such capital gains are generally exempt from German corporate income tax and solidarity surcharge. However, 5% of the capital gains are deemed to be non-deductible business expenses for tax purposes and therefore are subject to corporate income (plus solidarity surcharge) and (if applicable) trade tax. Losses incurred from the disposal of our shares are not deductible for tax and solidarity surcharge purposes.

Special Rules for Banks, Financial Services Institutions, Financial Enterprises, Life Insurance and Health-Insurance Companies and Pension Funds.

To the extent that our shares are held by banks and financial service institutions and provided that such shares are, pursuant to Section 1 paragraph 12 of the German Banking Act (*Kreditwesengesetz*), attributable to the trading book (*Handelsbuch*), neither the so-called half-income method (*Halbeinkünfteverfahren*) nor the tax exemption for corporations applies to dividends received or to capital gains and losses realized on the disposal the shares. Thus, in these cases, dividend income and capital gains are fully subject to corporate income tax (plus solidarity surcharge) and, if applicable, to trade tax. The same principles apply to our shares acquired by financial enterprises (within the meaning of the German Banking Act), in order to realize short-term trading gains (*kurzfristige Eigenhandelserfolge).*

The principles set forth above also apply to German branches of banks, financial services institutions and financial enterprises domiciled in another member state of the European Union or a member state of the European Economic Area Treaty. Furthermore, the principles apply to our shares held by life and health insurance companies or pension funds provided that such shares are attributable to their capital investments (*Kapitalanlagen).*

Certain exceptions may apply to corporate shareholders incorporated in another EU member state if the EU Parent-Subsidiary-Directive (EU Directive 90/435/EEC dated July 23, 1990) is applicable to such shareholders.

Income Tax Law Reform

The German government coalition is planning an income tax law reform for 2008. At this point, details have not yet been made public. However, earlier changes, even short-term, to the tax treatment of dividends and/or of capital gains must be anticipated in the future.

Inheritance and Gift Tax

The transfer of our shares to another person by way of gift or upon death is generally subject to German inheritance and gift tax, provided that:

- the decedent, donor, heir, beneficiary, or any other transferee maintains a residence or has its habitual abode in Germany at the time of the transfer, or is a German citizen who has spent no more than five consecutive years outside Germany without maintaining a residence in Germany; or
- the shares are held by the decedent or donor as business assets, for which a permanent business establishment is maintained in Germany or for which a permanent representative has been appointed in Germany; or

- the decedent or donor, either individually or collectively with related parties, holds, directly or indirectly, at least 10% of the Company's registered share capital at the time of the inheritance or gift.
- Special rules apply to certain German citizens who maintain neither a residence nor their habitual abode in Germany and to former German citizens. The few German estate tax treaties currently in force usually provide that German estate or gift tax may be assessed only in cases (i) and (ii).

Other Taxes

No German stock exchange transfer tax, value added tax, stamp duty or similar taxes are assessed when purchasing, holding or transferring our shares. However, in case of certain conditions being met, entrepreneurs may opt for the payment of value added tax on business transactions that otherwise would be tax exempt. No net wealth tax (*Vermögensteuer*) is presently assessed in Germany.

Underwriting

Subject of and Agreements on Underwriting

On March 24, 2006, the Company, the other Selling Shareholders and the Underwriters have entered into an underwriting agreement with respect to the offer and sale of the offered shares in connection with the offering.

The offering consists of a to-be-determined maximum number of shares (either including or excluding shares, respectively, providing for over-allotments) held by the Company and the other Selling Shareholders, which will be announced in a supplement to this offering circular. The offering consists of a public offering of the offered shares in the Federal Republic of Germany and an international private placement outside the Federal Republic of Germany; it is expected to commence on Friday, March 31, 2006, and it is expected to end by Friday, April 7, 2006. In the United States, the shares will be offered by the Underwriters to qualified institutional buyers only, in accordance with the placement pursuant to Rule 144A of the U.S. Securities Act. The shares have not been and will not be registered under Sec. 5 of the U.S. Securities Act. Outside the United States, the offered share will be offered and placed within the context of so-called offshore transactions, based on an exemption from registration under the U.S. Securities Act as provided in Regulation S of the U.S. Securities Act.

The Underwriters have agreed in the underwriting agreement to underwrite a to-be determined number of shares, which will be announced in a supplement to this offering circular, for the company and the other Selling Shareholders and to sell the above as part of the offering. The following table sets forth the Underwriters which have agreed to underwrite shares as part of the offering. The maximum number of underwritten shares by each underwriter are to be determined and will be announced in a supplement.

Underwriters
Morgan Stanley Bank AG Junghofstr. 13-15, 60311 Frankfurt/Main, Germany
UBS Limited 1 Finsbury Avenue, London, EC2M 2PP, UK
Dresdner Bank AG Jürgen-Ponto-Platz 1, 60301 Frankfurt/Main, Germany
BNP PARIBAS 16 Avenue Matignon, 75008 Paris, France
HSBC Trinkaus & Burkhardt KGaA Königsallee 21-23, 40212 Düsseldorf, Germany
Bayerische Hypo- und Vereinsbank AG Am Tucherpark 16, 80538 Munich, Germany
ABN AMRO Bank N.V. and NM Rothschild & Sons Limited (trading together as an unincorporated equity capital markets joint venture 250 Bishopsgate, London EC2M 4AA, United Kingdom
Bayerische Landesbank Brienner Str. 18, 80333 Munich, Germany

The offering price per share will be determined by the Company, the other Selling Shareholders and the global coordinators by way of an order book prepared using the book-building procedure and on the last day of the offering period at the earliest, however, by the weekend of April 8/9, 2006, at the latest. The Underwriters will pay the Company and the other Selling Shareholders the offer price for the offered shares (less agreed commissions) at the time of the delivery of the offered shares. Total commission payable to the Underwriters by the Company and the other Selling Shareholders for underwriting and any other activities in connection with the listing of the Company's shares, will amount to a maximum 3.5% of the proceeds of the offering, including any performance-based commission, payable by the Company and the other Selling Shareholders in their own discretion during the stabilization period or a certain number of days, which constitutes a major part of the total commission, whereby the commission for shares, for which the Greenshoe option has been exercised, will amount only to 60% of the basic commission (plus performance-based commission, if any). Investors, who have submitted their order through one of the Underwriters, may obtain information from the relevant Underwriter about the number of their allocated shares from the business date following the date of pricing, which is expected to be on April 10, 2006. Shares will be delivered against payment on the second banking day after listing.

Termination/Indemnity

The underwriting agreement provides that under certain circumstances, the Underwriters may terminate the underwriting agreement and their obligation thereunder to purchase the offered shares. Such circumstances include in particular major adverse change events in the property, financial, and earnings situation or the business of the Wacker Group as well as the occurrence of force majeure events, such as material changes in the development of domestic or international financial markets or material changes in respect of national or international political, financial, or economic conditions. In such case, the offering may be terminated at any time prior to delivery of shares against payment of the issuing price, i.e. probably by the second banking day after listing. If the underwriting agreement is terminated, and the offering will not take place, then allocations of offered shares to investors will become ineffective, and investors will not have any claim to delivery of the offered shares. Any claims with respect to subscription fees paid and costs incurred by investors in connection with subscriptions will arise solely under the legal relationship between the respective investor and the institution, with which the bid was placed. In case of any short sales by investors, the selling investor bears the risk of being unable to fulfill his/her obligation to deliver.

Under the underwriting agreement, the Company and the other Selling Shareholders have agreed to indemnify the Underwriters from certain liability risks arising in connection with the offering.

Other Relationships of the Underwriters and Our Group

Some of the Underwriters or their affiliates regularly perform services for the Wacker Group and maintain normal business relationships with the Wacker Group in the ordinary course of business of such Underwriter. In particular, Bayerische Hypo- und Vereinsbank AG, Bayerische Landesbank, Dresdner Bank AG and ABN AMRO Bank N.V. act as lender for one or several of three large loan facilities of the Company or of Siltronic AG in a total amount of €575 million. Also, both Global Coordinators have been authorized to act as designated sponsors for the Company's shares.

Selling Restrictions

Each of the Underwriters has agreed to publicly offer the offered shares exclusively in Germany and to refrain from offering or selling our shares, either directly or indirectly, in the United States of America or to residents of the United States or for their account, except pursuant to an exemption from the registration and disclosure requirements of U.S. securities laws, and unless all further applicable U.S. legal provisions have been met. The shares will not be registered under the U.S. Securities Act of 1933 and may be offered and sold in the United States or to U.S. persons only in reliance on regulation S or pursuant to an exemption from the registration requirements of the U.S. Securities Act of 1933. Each Underwriter has agreed not to make a public offer of or to sell the offered shares in the United States, except in reliance on Rule 144A or Regulation S of the U.S. Securities Act of 1933.

In relation to each member state of the European Economic Area that has implemented the Prospectus Directive, each a "relevant member state", an offer to the public of any shares which are the subject of the this offering contemplated by this offering circular may not be made in that relevant member state other than the offers contemplated in the offering circular in Germany, subject to the approval by the BaFin of the offering circular and published in accordance with the Prospectus Directive as implemented in Germany. However, an offer to the public in that relevant member state of any shares may be made at any time under the following exemptions under the Prospectus Directive, if they have been implemented in that relevant member state:

(a) to legal entities which are authorized or regulated to operate in the financial markets or, if not so authorized or regulated, whose corporate purpose is solely to invest in securities;

(b) to any legal entity which has two or more of (i) an average of at least 250 employees during the last financial year; (ii) a total balance sheet of more than €43,000,000 and (iii) an annual net turnover of more than €50,000,000, as shown in its last annual or consolidated accounts;

(c) by the Underwriters to fewer than 100 natural or legal persons (other than qualified investors as defined in the Prospectus Directive) subject to prior consent of the Global Coordinators for any such offer; or

(d) in any other circumstances falling within Article 3(2) of the Prospectus Directive,

provided that no such offer of new shares shall result in a requirement for the publication by the Company or any Underwriter of a prospectus pursuant to Article 3 of the Prospectus Directive.

For the purposes of this provision, the expression a "public offer" of the offered shares in relation to any relevant member state means a communication to the public in any form and by any means containing information on the terms of the offer and the offered shares sufficient to enable an investor to decide to purchase these shares; the measures implementing the Prospectus Directive in each such member state, in which deviations may occur. The term "Prospectus Directive" refers to the directive 2003/71/EC and includes all relevant implementing measures in each relevant member state.

Each of the Underwriters will individually represent and warrant to the Company and the other Selling Shareholders that (A) it has only communicated, will communicate or will cause to be communicated an invitation or inducement to engage in investment activity (within the meaning of Section 21 of the FSMA) received by it in connection with the offer or sale of the offered shares under circumstances, in which Section 21 (1) FSMA does not apply to the Company; and (B) it has complied and will comply with all applicable provisions of the FSMA with respect to all activities in relation to the offered shares in, from or otherwise involving the United Kingdom.

Without the prior written approval of the Global Coordinators, the shares may not be directly or indirectly offered or sold in Japan or Canada, or to residents of Japan or Canada, or for the account of such persons. Moreover, the Underwriters have agreed to comply with all relevant provisions of the countries, in which they conduct selling or other measures as part of the offering.

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Financial Statements

Index To Financial Statements

Three-year overview (consolidated balance sheet; consolidated income statement; consolidated cash flow statement) for the fiscal years ended December 31, of the years 2005 (IFRS), 2004 (IFRS and German GAAP) and 2003 (German GAAP)

Consolidated Balance Sheets
as of December 31, 2003, 2004 and 2005

	2003 German GAAP	2004 German GAAP	2004 IFRS	2005 IFRS
	€ millions			
ASSETS				
Intangible assets	17.3	18.4	18.5	16.2
Property, plant and equipment	1,518.7	1,494.9	1,831.1	1,819.1
Financial investments (German GAAP)	92.7	77.4	n/a	n/a
Financial investments (IFRS)	n/a	n/a	1.5	1.5
Investments valued at equity (IFRS)	n/a	n/a	12.0	14.0
Financial assets (IFRS)	n/a	n/a	65.5	64.8
Other assets (IFRS)	n/a	n/a	21.5	1.7
Deferred taxes (IFRS)	n/a	n/a	5.2	20.4
Long-term assets	1,628.7	1,590.7	1,955.3	1,937.7
Inventories	395.5	366.1	366.9	382.0
Trade receivables	333.7	332.7	340.4	420.2
Other receivables and other assets (German GAAP)	120.0	138.2	n/a	n/a
Other assets (IFRS)	n/a	n/a	88.5	75.7
Tax receivables (IFRS)	n/a	n/a	39.6	34.2
Cash and cash equivalents	23.4	24.7	24.7	34.7
Current assets	872.6	861.7	860.1	946.8
Prepaid expenses (German GAAP)	3.5	2.6	n/a	n/a
Deferred taxes (German GAAP)	0.3	0.0	n/a	n/a
Total assets	2,505.1	2,455.0	2,815.4	2,884.5
EQUITY AND LIABILITIES				
Subscribed capital, Wacker Chemie AG	260.8	260.8	260.8	260.8
Capital reserves, Wacker Chemie AG	202.5	202.5	202.5	59.9
Own shares	—	—	0.0	(142.6)
Revenue reserves/retained profit/consolidated profit/loss	176.4	244.8	504.4	791.2
Translation adjustment	(41.4)	(58.7)	(65.6)	(35.1)
Changes in equity capital w/o impact on results (IFRS)	n/a	n/a	7.1	(1.3)
Minority interests	28.3	29.2	2.9	3.3
Equity	626.6	678.6	912.1	936.2
Minority shares in limited partnership capital	n/a	n/a	27.9	29.6
Provisions for pensions/Accruals for pensions and similar benefits	274.4	282.3	336.3	352.1
Other provisions and accruals (IFRS)	n/a	n/a	158.8	132.6
Provisions for taxes (IFRS)	n/a	n/a	65.6	45.3
Tax liabilities (IFRS)	n/a	n/a	0.6	0.0
Deferred taxes (IFRS)	n/a	n/a	47.9	18.3
Financial liabilities (IFRS)	n/a	n/a	581.6	852.0
Trade liabilities (IFRS)	n/a	n/a	5.7	4.3
Other liabilities (IFRS)	n/a	n/a	2.1	19.2
Long-term liabilities (IFRS)	n/a	n/a	1,226.5	1,453.4
Other provisions and accruals (IFRS)	n/a	n/a	39.8	22.3
Provisions for taxes (IFRS)	n/a	n/a	7.2	47.2
Tax liabilities (IFRS)	n/a	n/a	9.0	11.6
Financial liabilities (IFRS)	n/a	n/a	290.7	53.0
Trade liabilities (IFRS)	n/a	n/a	205.2	216.4
Other liabilities (IFRS)	n/a	n/a	124.9	144.4
Short-term liabilities (IFRS)	n/a	n/a	676.8	494.9
Other provisions and accruals (German GAAP)	363.9	372.4	n/a	n/a
Borrowings (German GAAP)	995.7	851.4	n/a	n/a
Trade liabilities (German GAAP)	175.9	207.2	n/a	n/a
Other liabilities (German GAAP)	68.6	63.1	n/a	n/a
Liabilities	1,240.2	1,121.7	1,903.3	1,948.3

Consolidated Income Statements for the years ended December 31, 2003, 2004 and 2005

	2003 German GAAP	2004 German GAAP	2004 IFRS	2005 IFRS
	€ millions			
Sales	2,467.6	2,542.8	2,504.3	2,755.7
Costs of goods sold	(1,941.4)	(1,906.7)	(1,982.3)	(2,107.6)
Gross profit from sales	526.2	636.1	522.0	648.1
Selling expenses	(293.1)	(295.1)	(206.1)	(211.2)
Research and development	(151.7)	(151.5)	(150.6)	(146.9)
General administration expenses	(104.5)	(93.6)	(88.5)	(88.8)
Other operating income	169.4	194.2	143.9	179.7
Other operating expenses	(205.1)	(94.8)	(121.5)	(128.1)
Operating result	(58.8)	195.3	99.2	252.8
Investment Result (German GAAP)	22.8	11.2	n/a	n/a
Financial Result (German GAAP)	(36.5)	(36.8)	n/a	n/a
Equity result (IFRS)	n/a	n/a	2.0	(0.3)
Other investment result (IFRS)	n/a	n/a	9.2	8.4
Interest result (IFRS)	n/a	n/a	(36.5)	(34.9)
Other financial result (IFRS)	n/a	n/a	(11.1)	(7.5)
Limited partnership interests relating to minorities (IFRS)	n/a	n/a	(11.8)	(11.5)
Pre-tax result/Result from ordinary business operations	(72.5)	169.7	51.0	207.0
Income tax	(22.9)	(90.2)	(62.4)	(63.1)
Result from continuing operations (IFRS)	n/a	n/a	(11.4)	143.9
Result from discontinued operations (IFRS)	n/a	n/a	27.7	0.0
Result for the period/Net profit/loss(–)	(95.4)	79.5	16.3	143.9
Minority interests	14.9	(11.2)	(0.2)	0.3
Consolidated result/Result owed to Wacker Chemie AG shareholders	(80.5)	68.3	16.1	144.2

Statement of Cash Flows for December 31, 2003, 2004 and 2005

	2003 German GAAP	2004 German GAAP	2004 IFRS	2005 IFRS
	€ millions			
Profit for the period/after tax/Net profit/loss (–)	(95.4)	79.5	16.3	143.9
Depreciation/reversed depreciation of fixed assets	420.8	312.0	344.0	347.6
Changes in provisions and accruals	(9.5)	41.5	12.1	(16.1)
Changes in deferred taxes (IFRS)	n/a	n/a	24.0	(39.7)
Result from disposal of business activities	0.0	(61.9)	(46.8)	0.0
Changes in the scope of consolidation (IFRS)	n/a	n/a	0.0	(2.5)
Other non-cash expenses and income	1.6	1.8	12.1	(4.6)
Profit/loss on disposal of fixed assets	0.4	(4.5)	(3.7)	0.6
Result from equity accounting (IFRS)	n/a	n/a	1.7	0.1
Changes in inventories	22.7	2.4	3.1	(3.8)
Changes in trade receivables	12.5	(21.1)	(21.6)	(66.7)
Changes in other receivables. other assets	(13.0)	(20.7)	(4.7)	38.2
Changes in liabilities	0.6	37.4	30.9	55.9
Cash flow from operating activities (gross cash flow)	340.7	366.4	367.4	452.9
Investment in intangibles and property, plant, equipment	(310.9)	(365.4)	(356.6)	(304.4)
Investment in financial assets	(2.1)	0.0	0.0	(2.2)
Income from disposal of intangibles and property, plant and equipment	5.1	15.2	15.1	5.1
Income from retirement of equity — consolidated entities/financial assets	2.2	16.1	16.2	3.9
Income from disposal of business activities	0.0	105.1	105.1	0.0
Expenses for extending the scope of consolidation (IFRS)	n/a	n/a	0.0	(5.0)
Income from diminishing the scope of consolidation	n/a	n/a	0.0	5.5
Acquisition of shares of subsidiaries (HGB)	(26.1)	0.0	n/a	n/a
Cash flow from investing activities	(331.8)	(229.0)	(220.2)	(297.1)
Acquisition of own shares	—	—	0.0	(142.6)
Transfer of equity — paid-in capital from minority shareholders	0.5	3.2	0.0	0.5
Dividends paid to minority shareholders	(21.5)	(13.0)	(0.2)	(0.2)
Withdrawal of limited partnership capital (IFRS)	n/a	n/a	(9.6)	(10.2)
Change in bank liabilities	71.3	(120.9)	(130.7)	14.7
Change in other borrowings	(63.7)	(4.5)	(4.5)	(10.3)
Cash flow from financing activities	(13.4)	(135.2)	(145.0)	(148.1)
Changes in cash flow due to exchange rate fluctuations	(2.7)	(0.8)	(0.8)	1.9
Changes in cash flow due to changes in the scope of consolidation	0.0	(0.1)	(0.1)	0.4
Change in cash and cash equivalents	(7.2)	1.3	1.3	10.0
At beginning of year	30.6	23.4	23.4	24.7
At year-end	23.4	24.7	24.7	34.7

Important financial data of Siltronic AG as of and for the fiscal years ended December 31, 2004 and 2005, on the basis of the Siltronic AG Consolidated financial statements (IFRS)

The following data derives from the Siltronic AG consolidated financial statements (IFRS) as of and for the years ended December 31, 2004 and 2005 and does not reflect all of the data contained therein.

	2004	2005
	IFRS	IFRS
	€ millions	
Data on the consolidated income statement		
Sales	813.7	925.0
Costs of goods sold	(789.8)	(793.8)
Gross profit from sales	23.9	131.2
Selling expenses	(30.2)	(35.4)
Research and development expenses	(71.0)	(65.4)
General administration expenses	(23.3)	(21.3)
Other operating income	54.4	55.9
Other operating expenses	(44.2)	(73.5)
Restructuring	(10.3)	14.3
Operating result	(100.7)	5.8
Interest expenses	(10.5)	(14.2)
Interest income	0.1	0.2
Pre-tax result	(111.1)	(8.2)
Income tax	0.6	11.7
Net profit/loss	(110.5)	3.5
Data on the consolidated financial statement		
Intangible assets	7.1	5.0
Property, plant and equipment	819.8	762.0
Financial investments	0.2	0.2
Other long-term assets(1)	1.4	14.0
Long-term assets	828.5	781.2
Inventories	130.1	125.6
Trade receivables	127.0	167.4
Cash and cash equivalents	7.9	8.4
Other short-term assets(2)	35.5	27.4
Short-term assets	300.5	328.8
Total assets	1,129.0	1,110.0
Equity(3)	1,123.0	465.0
Financial liabilities	699.4	384.2
Provisions for pensions	58.8	61.7
Other provisions	70.9	45.8
Other liabilities(4)	178.6	153.3
Total liabilities and shareholders' equity	1,129.0	1,110.0
Data on the consolidated cash flow statement		
Cash flow from operating activities	55.0	116.7
Cash flow from investment activities	(167.4)	(101.9)
Cash flow from financing activities	112.8	(14.6)
Change in cash and cash equivalent	0.0	0.5

(1) Sum of other assets and active deferred taxes.

(2) Sum of other short-term assets and tax claims.

(3) Sum of subscribed capital, additional paid-in capital, retained earnings and accumulated other comprehensive income.

(4) Sum of trade accounts payable, deferred taxes, income tax payable and other liabilities.

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Audited Annual Consolidated Financial Statements (IFRS) of Wacker Chemie AG as of and for the year ended December 31, 2005

Consolidated Income Statement

	Note	2005 € million	2004 € million
Sales	(1)	2,755.7	2,504.3
Costs of goods sold	(1)	(2,107.6)	(1,982.3)
Gross profit from sales		648.1	522.0
Selling expenses	(1)	(211.2)	(206.1)
Research and development expenses	(1)	(146.9)	(150.6)
General administration expenses	(1)	(88.8)	(88.5)
Other operating income	(2)	179.7	143.9
Other operating expenses	(2)	(128.1)	(121.5)
Operating result		252.8	99.2
Equity result	(3)	(0.3)	2.0
Other investment result	(3)	8.4	9.2
EBIT (earnings before interest and taxes)		260.9	110.4
Interest result	(3)	(34.9)	(36.5)
Other financial result	(3)	(7.5)	(11.1)
Limited partnership interests	(3)	(11.5)	(11.8)
Pre-tax result		207.0	51.0
Income tax	(4)	(63.1)	(62.4)
Result from continuing operations		143.9	(11.4)
Result from discontinued operations	(25)	0.0	27.7
Result for the period		143.9	16.3
Minority interests	(13)	0.3	(0.2)
Consolidated result/Result owed to Wacker Chemie AG shareholders		144.2	16.1
Earnings per share in € (Cf. Note no. 20)		2.91	0.31

Consolidated Balance Sheet as of December 31

	Note	2005 € million	2004 € million
ASSETS			
Intangible assets	(6)	16.2	18.5
Property, plant and equipment	(7)	1,819.1	1,831.1
Financial investments	(8)	1.5	1.5
Investments valued at equity	(9)	14.0	12.0
Financial assets	(9)	64.8	65.5
Other assets	(11)	1.7	21.5
Deferred taxes	(4)	20.4	5.2
Long-term assets		1,937.7	1,955.3
Inventories	(10)	382.0	366.9
Trade receivables	(11)	420.2	340.4
Other assets	(11)	75.7	88.5
Tax receivables	(11)	34.2	39.6
Cash and cash equivalents	(12)	34.7	24.7
Current assets		946.8	860.1
		2,884.5	2,815.4

	Note	2005 € million	2004 € million
Subscribed capital, Wacker Chemie AG		260.8	260.8
Capital reserves, Wacker Chemie AG		59.9	202.5
Own shares		(142.6)	0.0
Revenue reserves / retained profit		791.2	504.4
Translation adjustment		(35.1)	(65.6)
Changes in equity capital w/o impact on results		(1.3)	7.1
Minority interests		3.3	2.9
Equity	(13)	936.2	912.1
Minority shares in limited partnership capital	(3)	29.6	27.9
Provisions for pensions	(14)	352.1	336.3
Other provisions and accruals	(15)	132.6	158.8
Provisions for taxes	(15)	45.3	65.6
Tax liabilities	(17)	0.0	0.6
Deferred taxes	(4)	18.3	47.9
Financial liabilities	(16)	852.0	581.6
Trade liabilities	(17)	4.3	5.7
Other liabilities	(17)	19.2	2.1
Long-term liabilities		1,453.4	1,226.5
Other provisions and accruals	(15)	22.3	39.8
Provisions for taxes	(15)	47.2	7.2
Tax liabilities	(17)	11.6	9.0
Financial liabilities	(16)	53.0	290.7
Trade liabilities	(17)	216.4	205.2
Other liabilities	(17)	144.4	124.9
Short-term liabilities		494.9	676.8
Liabilities		1,948.3	1,903.3
		2,884.5	2,815.4

Statement of Cash Flows

	Note	2005	2004
		€ million	
Profit for the period/after tax		143.9	16.3
Depreciation/reversed depreciation of fixed assets		347.6	344.0
Changes in provisions and accruals		(16.1)	12.1
Changes in deferred taxes		(39.7)	24.0
Results from Disposal of business activities	(25)	0.0	(46.8)
Changes in the scope of consolidation		(2.5)	0.0
Other non-cash expenses and income		(4.6)	12.1
Profit/(Loss) on Disposal of fixed assets		0.6	(3.7)
Result from equity accounting		0.1	1.7
Changes in inventories		(3.8)	3.1
Changes in trade receivables		(66.7)	(21.6)
Changes in other receivables, other assets		38.2	(4.7)
Changes in liabilities		55.9	30.9
Cash flow from operating activities (gross cash flow)	(22)	452.9	367.4
Investment in intangibles and property, plant, equipment		(304.4)	(356.6)
Investment in financial assets		(2.2)	0.0
Income from disposal of intangibles and property, plant and equipment		5.1	15.1
Income from retirement of equity — consolidated entities / financial assets		3.9	16.2
Income from disposal of business activities	(25)	0.0	105.1
Expenses for extending the scope of consolidation		(5.0)	0.0
Income from diminishing the scope of consolidation		5.5	0.0
Cash flow from investment activities	(22)	(297.1)	(220.2)
Net cash flow	(22)	155.8	147.2
Acquisition of own shares		(142.6)	0.0
Increase of equity — paid-in capital from other shareholders		0.5	0.0
Dividends paid to other shareholders		(0.2)	(0.2)
Withdrawal of limited partnership capital		(10.2)	(9.6)
Change in bank liabilities		14.7	(130.7)
Change in other borrowings		(10.3)	(4.5)
Cash flow from financing activities	(22)	(148.1)	(145.0)
Changes in cash flow due to exchange rate fluctuations		1.9	(0.8)
Changes in cash flow due to changes in the scope of consolidation		0.4	(0.1)
Change in cash and cash equivalents		10.0	1.3
At beginning of year		24.7	23.4
At year-end		34.7	24.7

Development of Equity

	Subscribed capital	Capital reserves	Own Shares	Revenue reserves/ retained profit	Other equity: Translation adjustment	Other equity: Changes in equity w/o impact on results	Minority interests	Total
	€ million							
Jan. 1, 2004	260.8	202.5	0.0	488.3	(48.4)	1.9	3.3	908.4
Result for the period	0.0	0.0	0.0	16.1	0.0	0.0	0.2	16.3
Derivatives	0.0	0.0	0.0	0.0	0.0	5.2	0.0	5.2
	0.0	0.0	0.0	16.1	0.0	5.2	0.2	21.5
Dividends paid	0.0	0.0	0.0	0.0	0.0	0.0	(0.2)	(0.2)
Exchange rate differences	0.0	0.0	0.0	0.0	(17.2)	0.0	(0.2)	(17.4)
Scope of consolidation/ other	0.0	0.0	0.0	0.0	0.0	0.0	(0.2)	(0.2)
Dec. 31, 2004	260.8	202.5	0.0	504.4	(65.6)	7.1	2.9	912.1
Jan. 1, 2005	260.8	202.5	0.0	504.4	(65.6)	7.1	2.9	912.1
Result for the period	0.0	0.0	0.0	144.2	0.0	0.0	(0.3)	143.9
Financial Instruments	0.0	0.0	0.0	0.0	0.0	(8.4)	0.0	(8.4)
	0.0	0.0	0.0	144.2	0.0	(8.4)	(0.3)	135.5
Dividends paid	0.0	0.0	0.0	0.0	0.0	0.0	(0.2)	(0.2)
Capital contribution	0.0	0.0	0.0	0.0	0.0	0.0	0.5	0.5
Repurchase of own shares	0.0	(142.6)	(142.6)	142.6	0.0	0.0	0.0	(142.6)
Exchange rate differences	0.0	0.0	0.0	0.0	30.5	0.0	0.4	30.9
Dec. 31, 2005	260.8	59.9	(142.6)	791.2	(35.1)	(1.3)	3.3	936.2

Cf. Note 13

Segment Information by Division

2005	Silicones	Polymers	Fine Chemicals	Polysilicon	Siltronic	Corporate functions/ other	Consoli-dation	Group
				€ million				
External sales	1,081.8	473.0	104.1	132.5	912.5	51.8	0.0	2,755.7
Internal sales	37.5	0.8	6.4	155.6	12.5	127.4	(340.2)	0.0
Total sales	1,119.3	473.8	110.5	288.1	925.0	179.2	(340.2)	2,755.7
EBIT	111.5	80.9	10.1	66.2	5.8	(12.6)	(1.0)	260.9
Depreciation	(99.5)	(18.2)	(7.5)	(24.0)	(160.9)	(37.5)	0.0	(347.6)
EBITDA	211.0	99.1	17.6	90.2	166.7	24.9	(1.0)	608.5
EBIT includes:								
Equity result	0.7	0.0	0.0	0.0	0.0	(1.0)	0.0	(0.3)
Impairment of fixed assets	(11.8)	0.0	0.0	0.0	(10.4)	(2.8)	0.0	(25.0)
Asset additions	100.8	21.0	13.2	67.6	68.0	26.2	0.0	296.8
Assets	894.7	205.1	85.7	233.0	1,110.0	414.7	(58.7)	2,884.5
Liabilities	479.7	121.3	42.5	136.8	645.0	566.7	(43.7)	1,948.3
Net assets	415.0	83.8	43.2	96.2	465.0	(152.0)	(15.0)	936.2
At-equity values included in net assets	7.0	0.0	0.0	0.0	0.0	7.0	0.0	14.0
R&D costs	(33.4)	(7.9)	(6.1)	(5.3)	(65.4)	(28.8)	0.0	(146.9)
Employees (Dec. 31)	3,596	1,000	321	832	5,631	3,054	0	14,434
Employees (average)	3,625	997	321	813	5,717	3,010	0	14,483

For comments on the key indicators, see the notes to the financial statements.

2004	Silicones	Polymers	Fine Chemicals	Polysilicon	Siltronic	Corporate functions/ other	Consoli-dation	Group
				€ million				
External sales	1,008.9	424.1	94.5	109.1	812.5	55.2	0.0	2,504.3
Internal sales	36.5	0.8	8.8	149.7	1.2	207.2	(404.2)	0.0
Total sales	1,045.4	424.9	103.3	258.8	813.7	262.4	(404.2)	2,504.3
EBIT	105.8	80.9	8.5	46.7	(100.7)	(38.0)	7.2	110.4
Depreciation / reversed depreciation	(84.1)	(21.7)	(7.6)	(27.8)	(158.7)	(37.0)	0.0	(336.9)
EBITDA	189.9	102.6	16.1	74.5	58.0	(1.0)	7.2	447.3
EBIT includes:								
Equity result	0.4	0.0	0.0	0.0	0.0	1.6	0.0	2.0
Impairment of fixed assets	0.0	0.0	0.0	0.0	(6.3)	(0.3)	0.0	(6.6)
Asset additions	107.0	9.1	3.6	34.3	187.3	23.2	0.0	364.5
Assets	862.3	200.9	55.7	193.7	1,129.3	750.8	(377.3)	2,815.4
Liabilities	466.5	145.4	32.4	102.2	1,007.7	544.5	(395.4)	1,903.3
Net assets	395.8	55.5	23.3	91.5	121.6	206.3	18.1	912.1
At-equity values included in net assets	4.6	0.0	0.0	0.0	0.0	7.4	0.0	12.0
R&D costs	(33.1)	(7.4)	(5.9)	(6.0)	(71.0)	(27.0)	(0.2)	(150.6)
Employees (Dec. 31)	3,596	986	311	769	6,032	2,994	0	14,688
Employees (average)	3,706	988	317	763	6,209	3,017	0	15,000

Segment Information by Region

2005	Germany	Europe (excl. Germany)	America	Asia	Other regions	Consolidation	Group
				€ million			
External sales by customer location	572.3	840.0	615.3	639.3	88.8	0.0	2,755.7
External sales by Group company location	2,359.8	28.2	647.5	305.3	2.9	(588.0)	2,755.7
R&D costs	(131.2)	0.0	(10.3)	(13.6)	0.0	8.2	(146.9)
Employees (Dec. 31)	11,296	126	1,607	1,399	6	0	14,434

For comments on the key indicators, see the notes to the financial statements.

2004	Germany	Europe (excl. Germany)	America	Asia	Other regions	Consolidation	Group
External sales by customer location	566.6	831.4	547.2	559.1	0.0	0.0	2,504.3
External sales by Group company location	2,119.0	29.9	571.2	339.0	7.2	(562.0)	2,504.3
R&D costs	(131.7)	0.0	(13.3)	(15.1)	0.0	9.5	(150.6)
Employees (Dec. 31)	11,344	140	1,697	1,497	10	0	14,688

In 2004, Asia/other regions were one unit.

Notes to the Consolidated Financial Statements

Accounting Principles and Methods

For the first time, Wacker Chemie AG's consolidated financial statements have been drawn up in accordance with the regulations of the London-based International Accounting Standards Board (IASB) in their applicable form on the reporting day.

In doing so, IFRS 1 First-time Adoption of International Financial Reporting Standards was observed in full. All of the applicable interpretations of the International Financial Reporting Interpretations Committee (IFRIC) were implemented in the year under review, as well. (Cf. reference to IAS 19 about standards not applied earlier.) The differences in the overall financial status resulting from the accounting method conversion from German Commercial Code (HGB) regulations to International Financial Reporting Standards are explained under No. 26 of the Notes. To gain exemption from the obligation of drawing up consolidated financial statements in accordance with HGB, a Group management report and further statements were added in accordance with § 315a HGB.

To enhance the presentation's clarity, various items in the consolidated income statement and the balance sheet have been summarized. These items are separately stated and explained in the Notes.

The Group's functional currency is the euro. All amounts are in millions of euros (€ million), unless expressly stated otherwise.

The consolidated financial statements, the Group management report, as well as the list of shareholdings have been filed with the Commercial Register at the Munich District Court (HRB 159705). Moreover, the consolidated financial statements and the Group management report can be accessed via WACKER's website under www.wacker.com. On March 6, 2006, Wacker Chemie AG's Executive Board released the corporate financial statements for presentation to the Supervisory Board.

Standards/Interpretations Not Applied Earlier

The IASB has published the following standards, interpretations and changes to existing standards which are not yet binding and which Wacker Chemie AG will not implement earlier than required.

IFRS 7: "Financial Instruments: Disclosures"

First obligatory use is for fiscal years beginning on or after January 1, 2007. First-time application by Wacker Chemie AG in 2006 or 2007 will lead to expanded disclosures concerning financial instruments.

IFRIC 4: "Determining Whether an Arrangement Contains a Lease"

First obligatory use is for fiscal years beginning on or after January 1, 2006. At present, the impact of first-time application in 2006 on the consolidated financial statements cannot be estimated reliably.

IFRIC 6: "Liabilities Arising from Participating in a Specific Market — Waste Electrical and Electronic Equipment"

First obligatory use is for fiscal years beginning on or after December 1, 2005. The impact of first-time application of this interpretation on Wacker Chemie AG's consolidated financial statements 2006 is expected to be marginal.

Amendments to IAS 1: "Presentation of Financial Statements — Capital Disclosures"

First obligatory use is for fiscal years beginning on or after January 1, 2007. Wacker Chemie AG's first use in 2006 or 2007 will lead to expanded disclosures in the Notes.

Amendments to IAS 19: "Employee Benefits, Actuarial Gains and Losses, Group Plans and Disclosure"

Insofar as they are not optional, the amendments are obligatory for fiscal years beginning on or after January 1, 2006. The amendments primarily affect the option to recognize the year's actuarial gains and losses directly in equity, as well as the expansion of disclosure. Currently, it is not expected that a switchover will be made from the current recognition of actuarial gains and losses in accordance with the corridor method for direct recognition in equity. Effective December 31, 2005, Wacker Chemie AG's consolidated financial statements were already supplemented via presentations of the reconciliation of the defined benefit pension plans and actual values of plan assets (IAS 19.120 A (c) and (e)).

Amendments to IAS 21: "The Effects of Changes in Foreign Exchange Rates"

First obligatory use is for fiscal years beginning on or after January 1, 2006. This amendment is not expected to have a major impact on future Wacker Chemie AG consolidated financial statements.

Amendments to IAS 39: "Financial Instruments: Recognition and Measurement — Accounting for Cash Flow Hedges in Future Intra-Group Transactions — Application of the Fair Value Measurement Option"

First obligatory use is for fiscal years beginning on or after January 1, 2006. The amendments to IAS 39 will not have a major impact on Wacker Chemie AG's consolidated financial statements for fiscal 2006.

Scope of Consolidation

The consolidated financial statements include the financial statements of Wacker Chemie AG and its subsidiaries. Subsidiaries are companies in which Wacker Chemie AG directly or indirectly has a voting majority or uniform control. Joint ventures and associated companies are entities where Wacker Chemie AG exercises significant influence, normally holding 20-50 percent of the votes. These entities are included in the consolidated financial statements at equity. Companies

in which Wacker Chemie AG has less than a 20-percent shareholding are shown in the consolidated financial statements at the lower of acquisition value or current value.

	Domestic	Foreign	Total
Fully consolidated subsidiaries (incl. parent company)			
Jan. 1, 2005	15	40	55
Additions	4	4	8
Disposals and mergers	(1)	(3)	(4)
Dec. 31, 2005	18	41	59
Companies consolidated at equity			
Jan. 1, 2005	1	4	5
Additions	—	2	2
Dec. 31, 2005	1	6	7
Non-consolidated subsidiaries(*)			
Jan. 1, 2005	1	0	1
Dec. 31, 2005	1	0	1
Total			
Jan. 1, 2005	17	44	61
Additions	4	6	10
Disposals and mergers	(1)	(3)	(4)
Dec. 31, 2005	20	47	67

(*) Not consolidated because of insignificance (W.E.L.T. Reisebüro GmbH; share 51%)

The additions of fully consolidated subsidiaries relate to:

— Wacker-Chemie Siebte Venture GmbH, Munich (100%)

— Wacker-Chemie Achte Venture GmbH, Munich (100%)

— Wacker-Chemie Neunte Venture GmbH, Munich (100%)

— Wacker Biotech GmbH, Jena (100%)

— Wacker Chemicals (China) Holding Co. Ltd., Shanghai (100%)

— Wacker Chemicals (Zhangjiagang) Co. Ltd., Zhangjiagang (100%)

— Wacker Chemicals Fumed Silica (ZJG) Holding Co. Pte. Ltd., Singapore (51%)

— Wacker Chemicals Fumed Silica (ZJG) Co. Ltd., Zhangjiagang (51%)

The disposals/mergers of fully consolidated subsidiaries relate to:

— Wacker-Chemie Fünfte Venture GmbH, Munich

— Wacker-Chemie (Belgium) B.V.B.A. i.L., Brussels

— Kelmar Industries, Duncan, South Carolina

— Microblen Corp., Duncan, South Carolina

The additions of companies consolidated at equity relate to:

— Dow Corning (ZJG) Holding Pte. Ltd., Singapore (25%)

— Wacker Dymatic (Shunde) Co. Ltd., Guangdong (50%)

The acquisition of Wacker Biotech GmbH was completed Jan. 1, 2005. The purchase price was €5.7 million. Fixed assets increased by €0.3 million and current assets by €1.7 million due to the

acquisition. On the liabilities side, provisions and accruals rose by €0.1 million and liabilities by €1.9 million. In 2005, the company had total sales of €3.2 million; the net result was €-0.4 million.

Consolidation Methods

The consolidated financial statements are based on the financial statements of Wacker Chemie AG and its consolidated subsidiaries, with December 31 as closing day. Several of the companies consolidated at equity have September 30 as the closing day. Their financial statements are included accordingly, because final figures are only available from this date. All of the individual financial statements were audited by independent auditors.

Investments in subsidiaries are consolidated using the purchase method; the historical cost of the investment is set off against the Group share in equity capital of the consolidated subsidiaries at the time of acquisition or at the time of the first inclusion intor the consolidated financial statements. To the extent that the difference between the purchase costs and the share of equity capital is based on hidden reserves or hidden liabilities, it is allocated to the assets and liabilities of the subsidiary, according to the interest share. Any remaining difference is treated as goodwill. Entities consolidated at equity are included at the share value in their revaluated equity capital. Any remaining difference to the purchase costs of the share is treated in line with the purchase method. All remaining shares are accounted for at amortised costs.

Unrealized results, sales, expenses and income, as well as receivables and liabilities between the consolidated companies are eliminated. Unrealized results from trade receivables with associated companies are not eliminated, unless the amounts are substantial. For consolidation activities charged against income, the effects on income tax are taken into account and deferred taxes are included.

Foreign Currency Translation

In the separate financial statements of Group companies, all receivables and liabilities in foreign currencies are translated at the closing day rate, whether they have been hedged or not. Forward transactions that — from an economic point of view — are used for hedging, are recognised at fair values.

The financial statements of consolidated companies are prepared in local currency. The items of these statements are translated on the basis of the "functional currency" concept — according to the adjusted closing day rate method. Since the subsidiaries run their businesses along independent financial, economic and organizational lines, the functional currency is, as a rule, identical with each company's local currency. The consolidated financial statements therefore list expenses and income from the financial statements of subsidiaries disclosed in foreign currency at the annual average rate, whereas assets and liabilities are translated at the closing day rate. Currency differences resulting from the translation of equity capital are set off against equity capital. Translation differences from different exchange rates in the consolidated income statement are likewise shown in equity capital without affecting profit.

If Group companies retire from the scope of consolidation, the translation difference from different exchange rates is reversed against income.

The exchange rates of the major currencies used in these financial statements, and their corresponding fluctuations against the euro, were as follows:

		Closing day rate		Annual average rate	
	ISO Code	Dec. 31, 2005	Dec. 31, 2004	2005	2004
U.S. dollar	USD	1.18	1.36	1.24	1.24
Japanese yen	JPY	139.66	141.24	136.80	134.41
Singapore dollar	SGD	1.97	2.23	2.07	2.10

Accounting and Valuation Principles

The separate financial statements of Wacker Chemie AG and of its German and international subsidiaries are prepared in accordance with uniform accounting and valuation principles. The preparation of the consolidated financial statements in accordance with the IASB guidelines necessitates the use of certain assumptions and estimates affecting the level and statement of the recognized assets and debts, income and expenses, as well as contingent liabilities. The assumptions on which the estimates are based primarily relate to the uniform definition of useful life, the recognition and measurement of accruals and provisions, and the scope for realizing future tax relief. The actual values may in individual instances differ from the assumptions and estimates made. Changes in value are recognized in the income statement as soon as they become apparent.

Intangible assets acquired for consideration are measured at cost and amortized on a straight-line basis. The useful life is taken to be between four and eight years, unless otherwise indicated — e.g. as a result of the life of a patent. Amortization of intangible assets (apart from goodwill) is allocated to the functions that use them. Self-constructed intangible assets are capitalized if it is probable that a future economic benefit can be associated with the use of the asset and the costs of the asset can be determined reliably. They are recognized at cost of construction and amortized on a straight-line basis. Where development costs are recognized as an intangible asset, they comprise the costs directly and indirectly attributable to the development process. Development expenditure recognized as an intangible asset is amortized over the useful life of the corresponding production facilities from the start of production. Research costs as well as development costs that cannot be capitalized are recognized in the income statement as current expenses.

Goodwill is not amortized. An impairment test is performed annually for existing goodwill. If the impairment test indicates a value that is lower than the carrying amount, the goodwill is written down. Goodwill impairment charges are reported under other operating expenses.

We recognize property, plant and equipment in the balance sheet at cost and depreciate them by the straight-line method in accordance with their probable useful life. Grants from third parties reduce the acquisition or construction cost; unless otherwise stated, these grants (investment subsidies) are issued by government bodies. Borrowing costs are not recognized as part of purchase and production costs. Income grants that are no longer offset by future expenses are recognized as income. The cost of construction of self-constructed assets includes all costs directly attributable to the production process, as well as appropriate portions of the production-related overheads. If property, plant and equipment are retired, sold or given up/no longer used, the gain or loss from the difference between the sales proceeds and the residual carrying amount is recognized under other operating income or expenses. Leasehold assets under lease are also recognized as non-current assets. Property, plant and equipment rented by way of finance leases are recognized at fair value at the time of addition, unless the present values of the lease payments are lower. Depreciation is by the straight-line method over the probable useful life, or

over the term of the contract if shorter. The payment obligations resulting from the future lease installments are recognized under financial liabilities.

Property, plant and equipment are depreciated basically in accordance with the following periods of useful life:

Production buildings	20 to 50 years
Other buildings	10 to 30 years
Plant and machinery	6 to 12 years
Vehicles	4 to 6 years
Business and office equipment	6 to 10 years

Where the value of intangible assets or items of property, plant and equipment determined in accordance with the above principles is higher than their fair value at the reporting date, a reduction for impairment is made. The fair value is determined from the net sale proceeds or, if higher, from the present value of the estimated future cash flows from the use of the asset. The need for reductions for impairment is assessed yearly for such assets or groups of assets where an impairment loss is suspected. Where the reasons for impairment cease to apply, impairment losses are reversed.

The shares in non-consolidated subsidiaries and investments reported under long-term investments are measured at cost, unless a different market value is available. Companies consolidated at equity are always recognized on the basis of the pro rata equity held. Changes in market value are recognized in the income statement upon realization through disposal or if the market value permanently falls below the cost of purchase. Loans advanced are measured at amortized cost, except that non-interest-bearing and low-interest loans advanced are measured at their present value.

Inventories are measured at cost, using the average cost method. Lower replacement costs or realizable prices at the balance sheet date are taken into account through write-down to the lowest value. Purchase and production costs include directly attributable costs as well as an appropriate portion of the indirect materials and indirect labor, and also straight-line depreciation. Borrowing costs are not capitalized. Write-down is performed for inventory risks as a result of extended slow moving and reduced usability, as well as for lower net realizable values. In the income statement, costs for unused production capacity is also included in purchase and production costs. For production reasons, work in progress and finished goods are reported combined under goods.

Trade receivables and other assets are recognized at amortized cost, except for derivative financial instruments, which are recognized at market value. Risks are taken into account through appropriate valuation reserves. Where long-term receivables are non-interest-bearing or low-interest-bearing, they are discounted.

Current securities are measured according to the same principles as investment securities. Cash and cash equivalents are recognized at their nominal value.

Derivative financial instruments are used only for hedging purposes, in order to reduce the risks posed by exchange-rate fluctuations, interest rates and raw materials prices to operations and their financing needs. Derivative financial instruments are recognized at fair value, notwithstanding the purpose for or the intention with which they have been concluded. Positive fair values are recognized as a receivable, and negative fair values as a liability. The changes in fair value of derivative financial instruments where hedge accounting is used are reported either in the result or in equity capital as a component of the accumulated other equity capital, depending on whether the underlying hedge is a fair value hedge or a cash flow hedge. Derivative financial instruments are accounted for at the trade date.

Deferred tax assets and liabilities are recognised for temporary differences between tax bases and carrying amounts, as well as for consolidation measures recognized in the income statement. The deferred tax assets also includes tax assets resulting from the anticipated use of existing loss carryforwards in future years, the realization of which is assured with sufficient probability. The deferred tax is determined on the basis of the tax rates that, under current law, are applicable at the time of realization in the individual countries, or are anticipated. Netting of deferred tax assets and liabilities is only performed to the extent that is possible under the same tax regime.

Minority interests in the limited partnership capital of consolidated companies are reported as liability; contributions and withdrawals increase or diminish the proportion of this liability.

Pension provisions are calculated according to the projected unit credit method. This method takes account not only of pensions and entitlements to future pensions known at the balance sheet date, but also of anticipated future salary and pension increases, applying prudent estimates to the relevant influencing factors. The calculation is based on actuarial appraisals, taking account of biometric calculation bases. Actuarial gains and losses will be recognised once they move outside of ten percent of the defined benefit obligation. In this instance, they are distributed over the future average remaining service period of the beneficiaries. The expense from funding the pension provisions is allocated to the costs for the functional areas concerned; the interest portion is shown in the other financial result.

Other provisions and accruals are recognized if an obligation exists towards third parties, it is probable that the resulting entitlement will be called upon and the anticipated amount that needs to be set aside can reliably be estimated. All cost components, which are also recognized under inventories, are fundamentally included in the measurement of the other provisions. Long-term provisions are measured at the discounted settlement value at the reporting date.

The liabilities are measured at amortized cost. Liabilities from finance lease contracts are shown as financial liabilities at the present value of the future leasing installments. Liabilities from financial derivatives are recognized at the fair value. There are no contingent liabilities recorded in the balance sheet.

Emissions certificates allotted free of charge are recognized at a nominal value of nil. Provisions are set up if the emissions certificates available do not cover the anticipated obligations. Proceeds from the sale of emissions certificates allotted free of charge are included in the operating result.

1 Sales, Costs of Goods Sold, Selling Expenses, Research and Development Costs and General Administration Costs

Sales

Sales income is seen as realized when goods and services have been duly delivered/performed and paid. Sales income includes income from services. The section on segment information reports on sales income by sector and region. Sales income includes €67.3 million (2004: €66.0 million) from other services.

Costs of goods sold

This item shows the costs of any products, merchandise and services sold. In addition to direct costs, such as material, payroll and energy costs, they cover overheads including depreciation and inventory adjustments. This item includes the cost of outward freight.

Selling expenses

Such expenses include costs incurred by the sales organization, advertising, market research and applications support at customer sites. This item also shows commission expenses.

Research and development costs

This item shows costs entailed by research and the development of products and processes. Capitalization of research costs is not permitted. Development costs are only capitalized when all the prescribed recognition criteria have been met cumulatively, when the research phase can be separated clearly from the development phase and when the resultant costs can be allocated to the individual project phases without overlaps. Actually, not all IAS 38 recognition criteria have been met due to the numerous interdependences within development projects and the uncertainty about which products will ultimately become commercially viable.

General administration costs

These costs include the pro rata payroll and material costs of corporate control functions, human resources, accounting and information technology, unless they have been charged as an internal service to other cost centers and hence in certain circumstances to other functional areas.

2 Other Operating Income/Other Operating Expenses

	2005	2004
	€ million	
Other operating income		
Income from currency transactions	60.5	83.7
Income from reversal of accruals	36.7	12.0
Insurance compensations	37.0	3.3
Income from reversal of write-offs to receivables	17.7	1.9
Income from disposal of fixed assets	3.4	4.1
Reversed depreciation on fixed assets	0.0	7.1
Subsidies/grants	5.4	4.7
Other operating income	19.0	27.1
	179.7	143.9

Insurance compensations include €3.8 million for damage that resulted in a value reduction.

	2005	2004
Other operating expenses		
Expenses from currency transactions	(77.8)	(76.6)
Expenses from write-offs to receivables	(2.3)	(4.2)
Expenses from retirement of fixed assets/impairment of fixed assets	(32.0)	(2.9)
Impairment of goodwill	0.0	(0.2)
Restructuring measures/project costs	0.0	(28.3)
Other operating expenses	(16.0)	(9.3)
	(128.1)	(121.5)

Other operating expenses include expenses not allocatable to functional areas.

Impairments on fixed assets relate to: explosion damage in Nünchritz, impairment of land and buildings no longer fully utilized, impairment of technically obsolete IT equipment, impairment of production facilities which are to be closed down in 2006 due to a decision made in 2005, and intangible assets that have proved not to be exploitable.

3 Equity Result/Other Investment Result/Other Financial Result/Limited Partnership Result

	2005	2004
	€ million	
Equity result	(0.3)	2.0

Equity results mainly relate to investments in companies in the USA and China.

	2005	2004
	€ million	
Investment income	5.4	6.7
Profits from disposal of investments	3.0	2.5
Other investment result	8.4	9.2

Income from investments mainly relate to investments in companies in the USA.

	2005	2004
	€ million	
Interest and similar income	5.1	6.1
Interest and similar expenses	(40.0)	(42.6)
Interest result	(34.9)	(36.5)
Other financial income	0.9	0.0
Interest effect on provisions subject to interest/liabilities/finance lease	(8.0)	(9.8)
Other financial expenses	(0.4)	(1.3)
Other financial income/expenses	(7.5)	(11.1)
Other shareholders' limited partnership result[1]	(11.5)	(11.8)

(1) In the WACKER Group, private partnerships with minority shareholders are consolidated.

The share of the net result due to the minority shareholders in these private partnerships is shown under this item. In the balance sheet, the minority shareholders' share of the equity capital of these private partnerships are described separately as long-term borrowings. Where Wacker Chemie AG or a consolidated subsidiary holds minority shares in non-consolidated private companies, these shares are treated and described as shares in public companies.

4 Income Tax

The calculation is based on the current regulations of applicable or expected tax rates in the individual countries. These are generally based on the legal regulations valid or adopted on the balance sheet date.

In Germany, a solidarity surcharge is added to corporate tax. In addition, a trade income tax has to be paid; this varies depending on the municipality in which the company has its site. The trade income tax is a deductible operating expense.

Tax rates in Germany	2005	2004
Weighted average trade tax rate	14.7%	15.0%
Corporate tax rate	25.0%	25.0%
Solidarity surcharge	5.5%	5.5%

The income from foreign Group companies is subject to taxation at the tax rates applicable in the country where the site is located.

Deferred taxes on undistributed profits of subsidiaries were not calculated. The effort required to determine possible resulting tax effects would have been unreasonably high.

Tax rates in Germany	2005	2004
The distributable amounts are:	70.2	70.4
Wacker Chemie AG also has a corporate tax credit that can be capitalized for dividend payments until the year 2019, amounting to:	17.9	17.9

	2005	2004
	€ million	
Current income tax expense	(102.8)	(34.7)
Deferred taxes	39.7	(27.7)
Income tax	(63.1)	(62.4)
Derivation of the effective tax rate		
Pre-tax result	207.0	51.0
Income tax rate for Wacker Chemie AG in %	38.0%	39.2%
Expected tax expenses	(78.7)	(20.0)
Deviations due to the tax rate	3.0	2.4
Tax effect of non-deductible expenses	(9.6)	(2.9)
Tax effect of tax-free income	18.8	13.9
Taxes not relating to the accounting period	(21.2)	(6.8)
Valuation reserve for deferred tax assets	27.6	(44.4)
Taxes borne by minority shareholders	(4.4)	(4.6)
Tax effect of the reported results after tax of companies consolidated at equity	0.0	0.8
Other deviations	1.4	(0.8)
Total income tax	(63.1)	(62.4)
Effective tax burden in %	30.5%	122.4%

Allocation of deferred taxes	Deferred tax assets 2005	Deferred tax liabilities 2005	Deferred tax assets 2004	Deferred tax liabilities 2004
	€ million			
Intangible assets	7.4	0.0	0.5	0.0
Fixed assets	0.0	108.4	1.6	123.1
Current assets	6.7	0.7	5.4	33.6
Pension provisions	22.1	0.0	22.9	0.0
Other provisions / accruals	31.8	1.2	36.2	4.1
Liabilities	24.6	0.2	29.3	0.7
Loss carryforwards	17.7	0.0	0.4	0.0
Tax credits	2.3	0.0	4.0	(18.5)
	112.6	110.5	100.3	143.0
Setoffs	(92.2)	(92.2)	(95.1)	(95.1)
Balance sheet value	20.4	18.3	5.2	47.9

The existing tax loss carryforwards can still be used as follows:	2005	2004
Within 1 year	0.4	5.3
Within 2 years	0.6	0.7
Within 3 years	25.4	0.8
Within 4 years	35.3	122.6
Within 5 years or later	167.5	89.0
	229.2	218.4
Thereof loss carryforwards not expected to be realizable	(184.0)	(215.0)
Thereof loss carryforwards expected to be realizable	45.2	3.4

For the volatile semiconductor business, the recognition of loss carryforwards expected to be realizable relates only to the subsequent plan year.

5 Development of Fixed Assets

	Intangible assets	Property, plant and equipment	Financial investments	Investments valued at equity	Financial assets	Total
			€ million			
Purchase costs						
Balance at Jan. 1, 2004	265.8	5,898.5	46.6	26.9	68.0	6,305.8
Additions	17.0	348.7	0.0	0.0	0.0	365.7
Retirements	(2.8)	(230.7)	(1.2)	(13.2)	(0.5)	(248.4)
Reclassifications	1.9	(1.9)	0.0	0.0	0.0	0.0
Changes in scope of consolidation	(6.8)	(131.0)	0.0	0.0	0.0	(137.8)
Other changes	0.0	0.0	0.0	(1.7)	0.0	(1.7)
Exchange rate differences	(2.9)	(90.2)	0.0	0.0	(0.1)	(93.2)
Balance at Dec. 31, 2004	272.2	5,793.4	45.4	12.0	67.4	6,190.4
Depreciations						
Balance at Jan. 1, 2004	248.5	3,991.2	45.1	0.0	2.0	4,286.8
Additions	17.1	332.5	0.0	0.0	0.0	349.6
Retirements	(2.7)	(216.9)	(1.2)	0.0	0.0	(220.8)
Reversed depreciations	0.0	(5.6)	0.0	0.0	0.0	(5.6)
Changes in scope of consolidation	(6.6)	(77.5)	0.0	0.0	0.0	(84.1)
Exchange rate differences	(2.6)	(61.4)	0.0	0.0	(0.1)	(64.1)
Balance at Dec. 31, 2004	253.7	3,962.3	43.9	0.0	1.9	4,261.8
Balance at Dec. 31, 2004	18.5	1,831.1	1.5	12.0	65.5	1,928.6
Impairments	6.3	2.9	0.0	0.0	0.0	9.2
Reduction in purchase costs due to investment grant ...						272.6
Purchase costs						
Balance at Jan. 1, 2005	272.2	5,793.4	45.4	12.0	67.4	6,190.4
Additions	8.4	288.4	0.0	2.1	0.1	299.0
Retirements	(21.0)	(129.4)	0.0	0.0	(1.2)	(151.6)
Reclassifications	5.2	(5.2)	0.0	0.0	0.0	0.0
Changes in scope of consolidation	0.0	(2.9)	0.0	0.0	0.0	(2.9)
Other changes	0.0	0.0	0.0	(0.1)	0.0	(0.1)
Exchange rate differences	3.8	131.1	0.0	0.0	0.1	135.0
Balance at Dec. 31, 2005	268.6	6,075.4	45.4	14.0	66.4	6,469.8
Depreciations						
Balance at Jan. 1, 2005	253.7	3,962.3	43.9	0.0	1.9	4,261.8
Additions	13.6	334.0	0.0	0.0	0.0	347.6
Retirements	(18.1)	(123.6)	0.0	0.0	(0.3)	(142.0)
Changes in scope of consolidation	0.0	(2.7)	0.0	0.0	0.0	(2.7)
Exchange rate differences	3.2	86.3	0.0	0.0	0.0	89.5
Balance at Dec. 31, 2005	252.4	4,256.3	43.9	0.0	1.6	4,554.2
Fixed assets Dec. 31, 2005 ...	16.2	1,819.1	1.5	14.0	64.8	1,915.6
Impairments	4.4	20.6	0.0	0.0	0.0	25.0
Reduction in purchase costs due to investment grant ...						285.4

6 Intangible Assets

	Trademarks, licenses and similar intellectual property rights	Goodwill	Total
	€ million		
Purchase costs			
Balance at Jan. 1, 2004	117.0	148.8	265.8
Additions	17.0	0.0	17.0
Retirements	(2.8)	0.0	(2.8)
Reclassifications	1.9	0.0	1.9
Changes in scope of consolidation	(1.8)	(5.0)	(6.8)
Exchange rate differences	(1.3)	(1.6)	(2.9)
Balance at Dec. 31, 2004	130.0	142.2	272.2
Depreciations			
Balance at Jan. 1, 2004	99.7	148.8	248.5
Additions	17.1	0.0	17.1
Retirements	(2.7)	0.0	(2.7)
Changes in scope of consolidation	(1.6)	(5.0)	(6.6)
Exchange rate differences	(1.0)	(1.6)	(2.6)
Balance at Dec. 31, 2004	111.5	142.2	253.7
Balance at Dec. 31, 2004	18.5	0.0	18.5
Purchase costs			
Balance at Jan. 1, 2005	130.0	142.2	272.2
Additions	2.7	5.7	8.4
Retirements	(4.7)	(16.3)	(21.0)
Reclassifications	5.2	0.0	5.2
Exchange rate differences	1.9	1.9	3.8
Balance at Dec. 31, 2005	135.1	133.5	268.6
Depreciations			
Balance at Jan. 1, 2005	111.5	142.2	253.7
Additions	13.6	0.0	13.6
Retirements	(1.8)	(16.3)	(18.1)
Exchange rate differences	1.3	1.9	3.2
Balance at Dec. 31, 2005	124.6	127.8	252.4
Intangible assets Dec. 31, 2005	10.5	5.7	16.2

This position describes assets acquired for a consideration.

The additions to trademarks relate to operating activities.

The addition to goodwill relates to the acquisition of Wacker Biotech GmbH in January 2005.

7 Property, Plant and Equipment

	Land, buildings, similar rights	Plant and machinery	Other fixtures, business and office equipment	Assets under construction	Total
			€ million		
Purchase and production costs					
Balance at Jan. 1, 2004	1,040.0	4,186.3	490.3	181.9	5,898.5
Additions	13.6	167.7	26.0	141.4	348.7
Retirements	(13.5)	(192.7)	(23.7)	(0.8)	(230.7)
Reclassifications	22.7	144.6	17.8	(187.0)	(1.9)
Changes in scope of consolidation	(32.1)	(85.8)	(12.2)	(0.9)	(131.0)
Exchange rate differences	(23.1)	(63.7)	(2.0)	(1.4)	(90.2)
Balance at Dec. 31, 2004	1,007.6	4,156.4	496.2	133.2	5,793.4
Depreciations					
Balance at Jan. 1, 2004	532.5	3,054.0	401.9	2.8	3,991.2
Additions	40.3	257.7	34.5	0.0	332.5
Retirements	(4.8)	(190.4)	(21.7)	0.0	(216.9)
Reclassifications	0.0	1.4	1.4	(2.8)	0.0
Reversed depreciations	0.0	(5.6)	0.0	0.0	(5.6)
Changes in scope of consolidation	(19.4)	(47.3)	(10.8)	0.0	(77.5)
Exchange rate differences	(10.8)	(49.0)	(1.6)	0.0	(61.4)
Balance at Dec. 31, 2004	537.8	3,020.8	403.7	0.0	3,962.3
Property, plant and equipment Dec. 31, 2004	469.8	1,135.6	92.5	133.2	1,831.1
Thereof finance leases					
Gross values	89.7	0.0	0.0	0.0	89.7
Depreciations	(59.1)	0.0	0.0	0.0	(59.1)
Balance sheet value Dec. 31, 2004	30.6	0.0	0.0	0.0	30.6
Purchase and production costs					
Balance at Jan. 1, 2005	1,007.6	4,156.4	496.2	133.2	5,793.4
Additions	15.4	132.5	20.0	120.5	288.4
Retirements	(3.0)	(89.2)	(36.3)	(0.9)	(129.4)
Reclassifications	8.3	89.1	7.4	(110.0)	(5.2)
Changes in scope of consolidation	0.0	(2.6)	(0.3)	0.0	(2.9)
Exchange rate differences	30.4	94.5	3.9	2.3	131.1
Balance at Dec. 31, 2005	1,058.7	4,380.7	490.9	145.1	6,075.4
Depreciations					
Balance at Jan. 1, 2005	537.8	3,020.8	403.7	0.0	3,962.3
Additions	43.9	255.2	34.9	0.0	334.0
Retirements	(2.7)	(86.2)	(34.7)	0.0	(123.6)
Reclassifications	0.0	1.8	(1.8)	0.0	0.0
Changes in scope of consolidation	0.0	(2.4)	(0.3)	0.0	(2.7)
Exchange rate differences	13.2	69.9	3.2	0.0	86.3
Balance at Dec. 31, 2005	592.2	3,259.1	405.0	0.0	4,256.3
Property, plant and equipment Dec. 31, 2005	466.5	1,121.6	85.9	145.1	1,819.1
Thereof finance leases					
Gross values	89.7				89.7
Depreciations	(63.6)				(63.6)
Balance sheet value Dec. 31, 2005	26.1				26.1

8 Financial Investments

	Intangible assets	Land, buildings, similar rights	Plant and machinery	Other fixtures, business and office equipment	Total
Purchase or manufacturing costs					
Balance at Jan. 1, 2004	0.4	11.8	32.8	1.6	46.6
Retirements	0.0	0.0	0.0	(1.2)	(1.2)
Balance at Dec. 31, 2004	0.4	11.8	32.8	0.4	45.4
Depreciations					
Balance at Jan. 1, 2004	0.4	10.3	32.8	1.6	45.1
Retirements	0.0	0.0	0.0	(1.2)	(1.2)
Balance at Dec. 31, 2004	0.4	10.3	32.8	0.4	43.9
Financial investments Dec. 31, 2004	0.0	1.5	0.0	0.0	1.5
Purchase or manufacturing costs					
Balance at Jan. 1, 2005	0.4	11.8	32.8	0.4	45.4
Balance at Dec. 31, 2005	0.4	11.8	32.8	0.4	45.4
Depreciations					
Balance at Jan. 1, 2005	0.4	10.3	32.8	0.4	43.9
Balance at Dec. 31, 2005	0.4	10.3	32.8	0.4	43.9
Financial investments Dec. 31, 2005	0.0	1.5	0.0	0.0	1.5

Wacker Chemie AG's Cologne site is shown as a financial investment.

9 Investments valued at Equity/Financial Assets

	Investments valued at equity	Other investments	Other financial assets	Financial assets
		€ million		
Purchase costs				
Balance at Jan. 1, 2004	26.9	64.9	3.1	68.0
Retirements	(13.2)	0.0	(0.5)	(0.5)
Changes resulting from consolidation at equity	(1.7)	0.0	0.0	0.0
Exchange rate differences	0.0	(0.1)	0.0	(0.1)
Balance at Dec. 31, 2004	12.0	64.8	2.6	67.4
Depreciations				
Balance at Jan. 1, 2004	0.0	2.0	0.0	2.0
Exchange rate differences	0.0	(0.1)	0.0	(0.1)
Balance at Dec. 31, 2004	0.0	1.9	0.0	1.9
Consolidations at equity/ Financial assets Dec. 31, 2004	12.0	62.9	2.6	65.5

	Investments valued at equity	Other investments	Other financial assets	Financial assets
		€ million		
Purchase costs				
Balance at Jan. 1, 2005	12.0	64.8	2.6	67.4
Additions	2.1	0.0	0.1	0.1
Retirements	0.0	(1.0)	(0.2)	(1.2)
Changes resulting from consolidation at equity	(0.1)	0.0	0.0	0.0
Exchange rate differences	0.0	0.0	0.1	0.1
Balance at Dec. 31, 2005	14.0	63.8	2.6	66.4
Depreciations				
Balance at Jan. 1, 2005	0.0	1.9	0.0	1.9
Retirements	0.0	(0.3)	0.0	(0.3)
Balance at Dec. 31, 2005	0.0	1.6	0.0	1.6
Consolidations at equity/ Financial assets Dec. 31, 2005	14.0	62.2	2.6	64.8

The extrapolated book value of the equity-consolidated entity Planar Solutions, L.L.C. amounts to €0.0 million. The unrecorded losses related to this investment amount to €0.3 million.

10 Inventories

	2005	2004
	€ million	
Raw materials and supplies	111.0	99.7
Finished goods and merchandise	270.2	267.2
Services not charged	0.3	0.0
Down payments	0.5	0.0
	382.0	366.9
Thereof recorded at net realizable value	38.3	61.7

11 Accounts Receivable and Other Assets

	2005		2004	
	Total	thereof long-term short-term	Total	thereof long-term short-term
	€ million			
Trade receivables	420.2	0.0	340.4	0.0
		420.2		340.4
Receivables from associated companies	13.6	0.0	10.3	0.0
		13.6		10.3
Loans and interest receivable	2.4	1.7	20.2	19.5
		0.7		0.7
Derivatives	10.5	0.0	33.7	0.0
		10.5		33.7
Prepaid expenses	6.7	0.0	2.7	0.0
		6.7		2.7
Sundry assets	44.2	0.0	43.1	2.0
		44.2		41.1
Other assets	77.4	1.7	110.0	21.5
		75.7		88.5
Tax receivables	34.2	0.0	39.6	0.0
		34.2		39.6
Valuation reserves on accounts receivable/other assets				
Trade receivables	(4.1)		(7.1)	
Other assets	(0.5)		(16.7)	
Tax receivables	0.0		0.0	
	(4.6)		(23.8)	

Accounts receivable are shown at amortised costs, which correspond to the fair values.

Bad debt risks are — if not covered by insurance — taken into account by sufficient valuation reserves. Other assets include investment fund shares for securing part time retirement obligations amounting to €4.6 million.

The fund shares are individually pledged to employees participating in the part time retirement program.

12 Cash and cash equivalents

	2005	2004
	€ million	
Cash at banks, petty cash	34.7	24.7

Petty cash and cash at banks are shown at their nominal values.

13 Equity, Minority Interests

A separate attached overview shows the development of equity. Capital reserves include the amounts received over and above the nominal amount of shares when issued in previous years.

They also include other equity contributions made by shareholders.

Own share reserves, shown as revenue reserves, were set up by transfer from capital reserves. Revenue reserves include amounts transferred in previous fiscal years at Wacker Chemie AG,

transfers from the consolidated results, the results of any consolidated companies minus amounts due to minority shareholders, profit effects from changed consolidation balances and any changes to the scope of consolidation.

The other equity shows the differences from currency translation of the separate financial statements of foreign subsidiaries and the effects from measuring financial instruments.

Minority interests include shares in the equity of consolidated subsidiaries.

	2005	2004
Earnings due to minority interests		
Profits	(0.8)	(0.4)
Losses	1.1	0.2
	0.3	(0.2)

The table below shows those changes in equity capital which do not affect profit and which result from the measurement of financial instruments at market values in line with IAS 39.

	Derivatives
Fair values Jan. 1, 2005	11.4
Deferred taxes Jan. 1, 2005	(4.3)
Balance-sheet value Jan. 1, 2005	7.1
Changes in fair values	(13.5)
Changes in deferred taxes	5.1
Total changes during year under review	(8.4)
Fair values Dec. 31, 2005	(2.1)
Deferred taxes Dec. 31, 2005	0.8
Balance-sheet value Dec. 31, 2005	(1.3)

14 Provision for Pensions

WACKER Group employees can avail themselves of various old-age pension plans, which will be determined by the legal, economic and tax factors of individual countries and different old age funding systems. These pension plans usually take account of employees' service periods and salary levels.

Provisions for pensions are set up for obligations arising from current and future pension payments to eligible active and former WACKER Group employees and their surviving dependents.

Employees in Germany have the option of converting part of their compensation into deferred compensation commitments.

Benefit plans taken out by December 31, 2000 are measured at the m/n present value (under the projected unit credit method), benefit plans from January 1, 2001 are measured at the present value of the defined benefit obligation. Furthermore, the provisions include pension-like obligations for medical insurance costs for retired employees (USA) and severance payments.

Pension obligations by Wacker Chemie AG and Domestic Group companies are funded to a considerable extent by the Wacker Pension Fund (Wacker Pensionskasse VVaG). Company contributions to the pension fund are included in the expenses for pension plans. In a funded pension plan, the pension obligation that results applying the projected unit credit method is set off by the amount of plan assets. If the plan assets exceed the pension obligation principally an asset has to be recognised. The recognition of an assets provides that the enterprise preparing

the accounts can additionally draw economic benefits from these assets, e.g. in the form of refunds from the plan or reductions in future plan contributions ("Asset Ceiling" as defined by IAS 19, 58 et seq.).

Since the Wacker Pension Fund does not fix contributions in accordance with IFRS principles, but in compliance with stricter conditions under German supervisory legislation, there is no access to the excess amount of plan assets in Germany. Consequently, any excess amounts are not recognised as an asset.

The mainly defined-benefit plans of Group companies abroad are usually covered by external funds.

Unless the plan assets underfund the obligation, the net obligation is shown as a liability under provisions for pensions.

Obligations from defined benefit plans are calculated on the basis of the projected unit credit method, which considers future salary and benefit adjustments. The current service cost for the beneficiaries results from the planned development of the liability for future pension payments.

Any differences between the pension obligations recognised and the defined benefit obligation at year-end are distributed over the average remaining service period of the beneficiaries as far as these differences exceed 10% of the deferred benefit obligation.

Pension obligations in Germany are calculated in accordance with the biometric calculation principles based on Prof. Klaus Heubeck's guideline tables for the year 2005. Pension obligations abroad are calculated in accordance with locally applicable actuarial principles and parameters. The calculations are based on actuarial reports.

	German pension plans		USA	
Parameters	**2005**	**2004**	**2005**	**2004**
Assumed discount rate	4.25%	5.00%	5.75%	6.00%
Compensation trend	2.50%	3.00%	3.50%	4.40%
Expected return on plan assets	6.00%	6.00%	8,25% - 8,50%	8,25% - 8,50%
Assumed discount rate in Japan			2.00%	2.00%

At the present value, the special-purpose assets taken out in funds are balanced against the defined benefit obligation at year-end (financial status). Accruals for pensions are obtained after the actuarial profit and loss not yet taken into consideration are deducted.

	Germany 2005	Foreign 2005	Total 2005	Total 2004
		€ million		
Development of defined benefit obligation (DBO)				
DBO Jan. 1	1,266.0	100.8	1,366.8	1,251.5
Current service cost	32.4	3.6	36.0	34.1
Interest cost	62.5	6.3	68.8	66.2
Contributions by eligible parties	9.7	0.0	9.7	9.7
Actuarial gains (–) and losses (+)	172.2	1.1	173.3	85.8
Pension payments	(48.8)	(1.7)	(50.5)	(51.6)
Transfer of obligations	0.0	0.0	0.0	(0.2)
Changes in scope of consolidation	0.0	0.0	0.0	(20.6)
Exchange rate differences	0.0	13.8	13.8	(8.1)
Other changes	8.1	0.0	8.1	0.0
DBO Dec. 31	1,502.1	123.9	1,626.0	1,366.8

	Germany 2005	Foreign 2005	Total 2005	Total 2004
		€ million		
Change in fund assets				
Assets at fair value Jan. 1	1,010.3	55.7	1,066.0	1,052.5
Actual return on plan assets	141.7	3.1	144.8	51.4
Employer contributions	9.7	6.7	16.4	11.3
Contributions by eligible parties	9.7	0.0	9.7	9.7
Pension payments	(36.0)	(1.1)	(37.1)	(35.2)
Changes in scope of consolidation	0.0	0.0	0.0	(19.2)
Exchange rate differences	0.0	8.3	8.3	(4.3)
Other changes	0.0	0.0	0.0	(0.2)
Fund assets at present value Dec. 31	1,135.4	72.7	1,208.1	1,066.0
Financial status	366.7	51.2	417.9	300.8
Unrecognized actuarial gains / losses	(74.6)	(7.7)	(82.3)	(79.4)
Asset ceiling IAS 19.58	14.6	0.0	14.6	113.4
Similar benefits	0.7	1.2	1.9	1.5
Provisions for pensions	307.4	44.7	352.1	336.3

Pension costs incurred by defined benefit pension plans and the total of all pension expenses are made up as follows:

	2005	2004
	€ million	
Current service cost	(36.0)	(30.5)
Interest cost	(68.8)	(66.2)
Expected income from plan assets	65.5	60.6
Amortization of actuarial gains and losses	(50.2)	(70.2)
"Asset ceiling" effect	48.5	62.4
Plan curtailments and settlements	0.7	0.0
Other	0.2	(0.9)
Expenses from defined benefit pension plans	(40.1)	(44.8)
Expenses from defined contribution pension plans	(1.9)	(0.6)
Other pension expenses	(0.3)	(1.3)
Pension expenses	(42.3)	(46.7)
Of which included in payroll expenses (functional costs)	(39.0)	(40.6)
Of which included in the interest result	(3.3)	(6.1)

Companies in Germany must make contributions to state pension plans on behalf of their employees. Expenses incurred by such contributions but not included in the above pension figures amount to:

	2005	2004
	€ million	
Expenses for Germany's mandatory pension plans	(48.8)	(48.0)

15 Other Provisions and Accruals/Provisions for Taxes

	2005		2004	
	Total	thereof long-term short-term	Total	thereof long-term short-term
	€ million			
Personnel	103.2	98.3 4.9	111.3	104.5 6.8
Sales/purchasing	4.9	0.0 4.9	5.8	0.0 5.8
Environmental protection	37.3	33.9 3.4	46.0	43.2 2.8
Restructuring	1.7	0.4 1.3	18.7	0.6 18.1
Other	7.8	0.0 7.8	16.8	10.5 6.3
Other accruals	154.9	132.6 22.3	198.6	158.8 39.8
Tax provisions	92.5	45.3 47.2	72.8	65.6 7.2

Provisions are set up in the balance sheet for current legal or constructive obligations if the outflow of resources to cover these obligations is likely, and the amount of these obligations can be estimated reliably. The provision amount is based on the amounts required to cover future payment obligations, known risks and uncertain obligations of the Group. Where necessary, provisions are discounted.

Tax provisions
Tax provisions contain amounts for tax obligations, tax audit risks and legal remedy.

Personnel Provisions
These provisions contain obligations for anniversary payments, other deferrals, and provisions relating to early retirement and partial retirement schemes.

Sales/purchasing provisions
These provisions cover obligations from warranty and product liability as well as rebates, bonuses or other price reductions, commissions for sales agents, and contingent losses from contractual agreements.

Provisions for environmental protection
These provisions are made for expected obligations concerning the cleanup of contaminated sites, water-pollution control, recultivation of landfills, clean-up of contaminated storage and production sites, and similar environmental measures. These provisions also include environmental protection charges imposed by the government.

Restructuring provisions
These provisions comprise severance payments for leaving employees, expected site-closure expenses, obligations for demolition and similar charges.

In the prior-year period, restructuring mainly affected Siltronic.

Sundry provisions and accruals

These provisions relate to a number of identifiable individual risks and contingencies.

Other provisions and accruals developed as follows:

	Jan. 1, 2005	Addition/ interest effect	Consumption	Reversal	Exchange rate differences	Scope of consolidation/ other	Dec. 31, 2005
Personnel	111.3	8.5	(16.8)	(0.5)	0.7	0.0	103.2
Sales/purchasing	5.8	9.8	(9.9)	(1.0)	0.2	0.0	4.9
Environmental protection	46.0	4.2	(4.1)	(9.5)	0.7	0.0	37.3
Restructuring	18.7	0.0	(2.7)	(14.3)	0.0	0.0	1.7
Other	16.8	4.1	(2.8)	(11.0)	0.6	0.1	7.8
	198.6	26.6	(36.3)	(36.3)	2.2	0.1	154.9
Thereof interest effect		1.7					

Tax provisions developed as follows:

	Jan. 1, 2005	Addition/ interest effect	Consumption	Reversal	Exchange rate differences	Scope of consolidation/ other	Dec. 31, 2005
Taxes	72.8	34.9	(16.0)	0.0	0.8	0.0	92.5
Thereof interest effect		0.2					

16 Financial Liabilities

	2005		2004	
	Total	thereof long-term short-term	Total	thereof long-term short-term
	€ million			
Bank liabilities	835.0	798.1	792.0	518.0
		36.9		274.0
Liabilities due to subsidiaries	0.0	0.0	0.5	0.0
		0.0		0.5
Leasing liabilities	45.3	39.6	50.6	45.3
		5.7		5.3
Loans from employees[1]	19.3	14.3	23.0	18.3
		5.0		4.7
Other financial liabilities	5.4	0.0	6.2	0.0
		5.4		6.2
	905.0	852.0	872.3	581.6
		53.0		290.7

(1) These are loans made by employees to Wacker Chemie AG, as part of employee wealth formation.

No property collateral exists for financial liabilities. If the Group cannot fulfill its repayment requirements regarding loans from employees, there are bank guarantees in place to secure employees' credits. The bank liabilities bear variable and fixed interest; loans from employees have fixed percentage rates. Some of the bank liabilities were granted provided that certain covenants are complied with.

17 Liabilities

	2005		2004	
	Total	thereof long-term short-term	Total	thereof long-term short-term
	€ million			
Tax liabilities	11.6	0.0	9.6	0.6
		11.6		9.0
Trade liabilities	220.7	4.3	210.9	5.7
		216.4		205.2
Liabilities due to associated companies	3.3	0.0	3.3	0.0
		3.3		3.3
Social security liabilities	18.5	0.3	16.6	0.5
		18.2		16.1
Payroll liabilities	2.3	0.0	1.6	0.3
		2.3		1.3
Other personnel liabilities	57.0	0.4	29.7	0.6
		56.6		29.1
Derivatives	27.8	0.3	35.5	0.0
		27.5		35.5
Deferred income	8.1	0.0	0.1	0.1
		8.1		0.0
Advanced payments received	21.1	18.0	8.4	0.0
		3.1		8.4
Other liabilities	25.5	0.2	31.8	0.6
		25.3		31.2
Other liabilities	163.6	19.2	127.0	2.1
		144.4		124.9

Aside from amounts for which Group companies are liable to pay tax, tax liabilities also include taxes paid on behalf of third parties. Social security liabilities, in particular, refer to social security contributions yet to be paid. Other payroll liabilities especially include as-yet unpaid remunerations, profit sharing and vacation and flextime credits.

18 Contingent Liabilities/Other Obligations

Contingencies are potential liabilities that are based on past events and whose existence is first confirmed by the occurrence of one or more uncertain future events that are, however, beyond the Group's influence. Current obligations can, moreover, represent contingencies if the likelihood of an outflow of resources is not strong enough to justify the creation of a provision and/or the level of the obligation cannot be estimated sufficiently reliably. The values assigned to contingencies correspond to the extent of liability that exists on the balance sheet date.

The contingent liabilities and other obligations below have been assigned nominal values.

	2005	2004
	€ million	
Guarantees	0.2	0.0
Wacker Chemie AG has finance leases for its headquarters in Munich; the agreement is scheduled to lapse in 2012		
Minimum leasing payment within a year	8.2	8.0
— present value	5.7	5.3
Minimum leasing payment between one and five years	38.0	36.7
— present value	32.3	29.3
Minimum leasing payment of over five years	7.5	17.0
— present value	7.3	16.1
Minimum leasing payment	53.7	61.7
— present value	45.3	50.7
Minimum payments from subtenancies are expected to total	4.7	2.6

Operating leases are particularly used for motor vehicles and IT equipment. These leases generally last between three and five years. Tenancy agreements for office space etc. last for much longer.

	2005	2004
	€ million	
Obligations from rent and operating leases		
due within one year	11.2	16.3
due between one and five years	12.1	17.1
due after five years or more	3.6	1.7
	26.9	35.1
Thereof leasing payments based on operating leases	9.9	11.5
Obligations from orders for planned capital expenditures (contractual commitments)	138.4	177.5
Obligations related to subsequent purchase price payments	3.3	0.0

Wacker Chemie AG is, additionally, liable to the authorities for the proper recultivation of landfills and is obliged to provide the appropriate security. Provisions for recultivation amount to €8.3 million. Furthermore, the value of additional security is €10.4 million. Wacker Chemie AG has signed an agreement with joint-venture partners (DOW) to invest in China in coming years and to provide the necessary equity funds and/or loans. The Group receives government subsidies for investment measures. These subsidies must meet the condition that a certain number of jobs should be created or maintained at certain sites. If these contractual promises are not fulfilled, any funding received must be paid back either in full or in part. The Group's contractual promises are subject to a time limit.

19 Other

	2005	2004
	€ million	
Cost of materials	(969.0)	(858.6)
Thereof from continued business activities	(969.0)	(847.2)
Personnel expenses		
Wages and salaries	(702.5)	(711.3)
Social benefits and social aid funds	(126.3)	(129.9)
Pension plans	(39.0)	(40.6)
	(867.8)	(881.8)
Thereof from continued business activities	(867.8)	(865.1)

Social benefits are mainly the employer's share of social security and professional association contributions. Pension-plan expenses are mainly pension payments and transfers to pension provisions; related interest is shown in the financial result. Amounts transferred to external pension funds are also included here.

Real estate held as a financial investment

Wacker Chemie AG owns real estate at its former production site in Cologne, Germany. The real estate comprises land and infrastructure (energy, wastewater, etc.). The land is rented or on long-term lease;

there is no finance lease. These assets, which are a separate table item, are measured according to the at cost model. They are subject to the same depreciation-method and useful-life principles as assets used for our own purposes. Third parties operate, maintain and look after this land and infrastructure in Cologne. Any third-party costs are charged directly to the tenants or leaseholders.

	2005	2004
	€ million	
Fair value	14.0	14.0
Income from rent/operating leases	0.8	0.7
Costs	(0.2)	(0.3)

The fair value is based on our Wacker Group estimates; it is reviewed by external experts every 3-4 years.

20 Earnings per Share

		2005	2004
Average number of ordinary shares in issue	Number	49,544,933	52,152,600
Dividend per ordinary share entitled to a dividend	€	1.60	0.00
Consolidated result after minority interests	€ million	144.2	16.1
Earnings due to ordinary shares	€ million	144.2	16.1
Earnings per ordinary share	€	2.91	0.31
Continued operations			
Result from continued operations after minority interests	€ million	144.2	(11.6)
Earnings due to ordinary shares	€ million	144.2	(11.6)
Earnings per share	€	2.91	(0.22)
Discontinued operations			
Annual earnings after minority interests	€ million	0.0	27.7
Earnings due to ordinary shares	€ million	0.0	27.7
Earnings per ordinary share	€	0.00	0.53

There was no diluted EPS in the year under review or in the prior year.

The average number of ordinary shares in issue fell because of the acquisition of own shares. Wacker Chemie AG's subscribed capital (capital stock) is €260,763,000. It consists of 52,152,600 non-par value shares (in total). This is equal to a calculated value of €5 per share. There are no different types of share; they are all ordinary shares. In the prior-year period, Wacker Chemie AG did not distribute any dividends. The Executive Board of Wacker Chemie AG proposed the aforementioned dividend for fiscal 2005. The proposed dividend relates solely to shares entitled to a dividend, i.e. excluding any company-owned shares. It is incumbent on the shareholders' meeting of Wacker Chemie AG to accept or reject the proposal. Subject to shareholder approval, an amount of €70,927,360 will be paid out for the total number of 44,329,600 non-par value shares not owned by the company.

7,823,000 of the total number of shares are held as own shares. Relative to subscribed capital, this corresponds to a value of €39,115,000. The purchase price for our own shares was €142,636,320.

Please refer to Note 27 for an explanation of Wacker Chemie AG's shareholder structure.

In calculating Earnings per ordinary share of 2004, it was assumed that the subscribed capital continued to contain a respective number of shares in 2004.

21 Derivative Financial Instruments

Wacker is exposed to exchange, interest and raw materials price risks in the normal course of its business. The raw materials price risks that are hedged derive principally from precious metals (platinum, gold, palladium) which are used as catalysts or for other purposes in the production process.

In those instances where Wacker Chemie AG hedges against these risks, derivative financial instruments used are in particular foreign currency options and forwards, foreign currency and interest rate swaps, and interest rate caps. Derivatives are used only if they are backed by positions, cash deposits and funding or scheduled transactions arising from operations (underlying transaction); the scheduled transactions also include anticipated but not yet invoiced sales in foreign currency.

Foreign exchange hedging is performed predominantly for the US dollar, the Japanese yen and the Singapore dollar. In the case of foreign exchange hedging in the financial sector, the

maturities of the receivables/liabilities are taken into account. Interest rate hedging is performed predominantly for the euro and the US dollar; the maturities of the underlying transactions are the focus of attention.

Operative hedging in the sphere of foreign exchange relates to the receivables and liabilities already recognized, adopting time horizons generally of between three and four months; strategic hedging in addition covers future financial years. As well as receivables and liabilities in respect of third parties, intra-Group financial receivables and liabilities are hedged.

Wacker is exposed to a credit risk where derivatives have a positive market value and counterparties to a contract are unable to render performance. To restrict the exposure, transactions are conducted only within defined limits and with partners of very good creditworthiness.

To enable risk management to be performed efficiently, the market risks within the Group are controlled centrally. The concluding and handling of transactions comply with internal guidelines and are subject to controls considering the segregation of duties.

Nominal value is the net value of current derivative contracts. Market values are calculated on the termination (repurchase) values of the derivatives at balance sheet date. They are calculated on the basis of quoted prices or using standard calculation methods.

The derivatives are measured at fair value irrespective of their stated purpose; they are reported in the balance sheet under other assets and other liabilities. Where permissible, we aim to apply hedge accounting for hedging currency exchange risks from future foreign exchange positions. In such instances, the changes in market value of foreign exchange contracts and the changes in the intrinsic value of currency options are recognized under equity, with no effect on net income until the underlying transaction takes place. The changes in the fair values of the derivatives are recognized in the income statement.

Depending on the nature of the hedging transaction, they are booked to income either under operating profit or, in the case of hedging of financial liabilities, under the interest result.

	Dec. 31, 2005		Dec. 31, 2004	
	Nominal values	Fair values	Nominal values	Fair values
	€ million			
Foreign exchange derivatives	863.3	6.7	468.3	31.9
Interest rate derivatives	351.4	(24.0)	383.2	(34.1)
Other derivatives	3.3	0.0	3.1	0.1

The increase in the nominal values of foreign exchange derivatives is mainly due to the fact that hedging periods were extended beyond 15 months.

The currency option transactions still open at the end of 2005 will mature in the course of the subsequent fiscal years (2006 — 2007).

The currency option volumes at the end of 2005 were US$812.5 million (put); US$95 million (call) and ¥ 1.8 billion (put).

As a hedge for one liability with a variable interest rate, a constant maturity swap with cap was used, where 6-month Euribor rates are swapped against the five-year constant maturity swap rate. The nominal value of the derivative is €50 million; it matures in 2007. At the end of the year, the negative market value of the derivative (€ — 0.3 million) was recognized within the corresponding liability, as there was no scope for netting within a valuation unit.

A corresponding cross-currency swap was used as a cash flow hedge for one loan with a nominal value of US$70 million. The market value of the derivative is €24.6 million; it matures in mid-2006.

22 Explanations on the Statement of Cash Flows

The statement of cash flows is prepared using the indirect method. The indirect method adjusts for the relevant changes in balance-sheet items to remove any exchange-rate effects and changes in scope of consolidation. The changes to the relevant balance-sheet items therefore cannot be reconciled with the corresponding values based on the published consolidated balance sheets.

The cash flow from investing activities shows the actual outflow of funds. The associated values therefore cannot be reconciled with the additions to assets in the consolidated balance sheet either.

If subsidiaries/business activities are acquired or sold, the influences therefrom are shown as separate items in the statement of cash flows.

The Group is financed mainly by bank loans granted in the form of loan commitments. Within the defined loan-commitment approval limits, the use of credit may be subject to considerable fluctuations both in a year and over several years.

These fluctuations cannot be interpreted as entering into and/or settling financial liabilities; consequently, only the changes in financial liabilities are shown in the statement of cash flows. Non-cash transactions in the statement of cash flows should be attributed to the segment "corporate functions/other" both in the year under review and in the prior-year period.

Net cash flow is the total cash flow from operations and investments.

	2005	2004
	€ million	
Contained in the cash flow from operating activities are:		
Tax payments	(69.7)	(45.9)
Interest payments	(41.6)	(43.3)
Interest proceeds	5.1	6.1
Dividends received	5.4	6.7

23 Explanations on Segment Information

The segment information splits WACKER Group activities primarily by business division and secondarily by region. The distinction takes account of internal control functions and reporting as well as the different risk and income structures within the business divisions. The management report describes WACKER's primary segments in detail. WACKER's secondary segments are defined in the section on segments by region. The registered office determines the secondary segment to which a consolidated company is assigned.

Any activities not assigned to a primary segment are shown as "corporate functions/other." Results from currency translation which cannot be assigned to a segment are also shown in this item.

Balance-sheet and profit-and-loss items are assigned to the primary segments in accordance with commercial discretion. Assets used jointly by several segments are shown generally under "corporate functions/other" unless they can be assigned clearly to a particular segment. A similar approach is adopted for borrowed funds.

Segment information is generally based on the same presentation and valuation methods as the consolidated financial statements. Receivables, liabilities, accruals, income, expenses and results between the segments are eliminated in consolidation.

Segment information was obtained as follows:

— Internal sales represent sales generated between the segments. They are billed mainly on the basis of market prices or plan production costs.

— EBIT corresponds to operating income plus or minus the equity result and other investment income.

— The section on financial income shows what makes up other investment income.

— Fixed asset additions refer to intangible assets, property, plant and equipment, and financial investments.

— Depreciation/reversed depreciation refer to intangible assets, property, plant and equipment, and financial investments.

— The assets comprise total assets of the balance sheet. Financial receivables, liquidity and deferred tax assets are always allocated to the segment "corporate functions/other."

— All borrowed funds are shown as liabilities. The Group's financial liabilities are broken down in proportion to segment assets.

— Net assets correspond to equity.

— The Siltronic segment prepares its own consolidated financial statements. The figures in these statements are included largely unaltered in the Group's segment information. The breakdown rules (e.g. financial liabilities) between the other segments therefore do not apply to Siltronic.

24 Key Group Companies

	Capital share in %
I. Subsidiaries	
Germany	
Consortium für elektrochemische Industrie GmbH, Munich	100.00
DRAWIN Vertriebs-GmbH, Ottobrunn	100.00
Siltronic AG, Munich	100.00
Wacker-Chemie Holdings GmbH & Co. KG, Burghausen	100.00
Wacker Polymer Systems GmbH & Co. KG, Burghausen	80.00
Wacker-Chemie Dritte Venture GmbH, Munich	100.00
Wacker Biotech GmbH, Jena	100.00
Europe (excluding Germany)	
Wacker Chimie S.A.S., Lyon (France)	100.00
Wacker Chemicals Ltd., Egham, Surrey (UK)	100.00
Wacker-Chemie Italia Srl, Peschiera Borromeo/Mailand (Italy)	100.00
Siltronic Holding International B.V., Krommenie/Amsterdam (NL)	100.00
Wacker-Chemie Benelux B.V., Krommenie/Amsterdam (NL)	100.00
The Americas	
Wacker Chemical Corp., Adrian, Michigan (USA)	100.00
Siltronic Holding Corp., Portland, Oregon (USA)	100.00
Siltronic Corp., Portland, Oregon (USA)	100.00
Wacker Polymer Systems L.P., Allentown, Pennsylvania (USA)	100.00
Wacker Química do Brasil Ltda., Sao Paulo (Brazil)	100.00
Asia	
Siltronic Singapore Pte. Ltd., Singapore	100.00
Siltronic Japan Corp., Hikari (Japan)	100.00
Wacker Chemicals Hong Kong Ltd., Hong Kong (China)	100.00
Wacker Chemicals China Ltd., Hong Kong (China)	100.00
Wacker Metroark Chemicals Pvt. Ltd., Parganas (India)	51.00
Wacker Polymer Systems (ZJG) Co. Ltd., Zhangjiagang City (China)	100.00
Wacker Polymer Systems (WUXI) Co. Ltd., Wuxi (China)	80.00
Wacker Chemicals (Zhangjiagang) Co. Ltd., Zhangjiagang (China)	100.00
Wacker Chemicals (China) Company Ltd. (Holding), Shanghai (China)	100.00
II. Companies consolidated at equity	
AGENDA Vermögensverwaltungs GmbH i.L., Munich (Germany)	50.00
Air Products Korea Inc., Seoul (Korea)	35.00
Wacker Asahi Kasei Silicone Co. Ltd., Tokyo (Japan)	50.00
Dow Corning (ZJG) Holding Co. Private Ltd., Singapore	25.00
Wacker Dymatic (Shunde) Co. Ltd., Guangdong (China)	50.00
Air Products Resinas Holding S.A. de C.V., Queretaro (Mexico)	35.00
Planar Solutions L.L.C., Adrian, Michigan (USA)	50.00

	2005	2004
	€ million	
Indicators for companies valued at equity		
Sales	86.4	74.5
Operating income	3.3	1.3
Result after tax	0.4	5.5
Total assets	91.5	72.0
Equity	32.9	27.6
Financial liabilities	34.8	28.2

25 Discontinued Operations

	2004
	€ million
Effects on the balance sheet	
Fixed assets	54.4
Inventories	18.5
Trade receivables	13.3
Other assets	2.9
Total assets	89.1
Provisions and accruals	21.7
Financial liabilities	43.3
Other liabilities	10.1
Total liabilities	75.1
Effects on the income statement	
External sales	38.5
Internal sales	0.9
Total sales	39.4
Operating income	4.0
Disposal result	46.8
Disposal expenses	(5.3)
Pre-tax result	45.5
Income tax	(17.8)
Net result	27.7

The above-mentioned effects relating to the prior year are due to the disposal of CERAMICS operations. The cash flow effects from the disposal are included in the item "Result of Disposal of business activities" in the gross cash flow and in "Income from disposal of business activities" in cash flow from investment activities.

The cash flow until removal from the Group (June 30, 2004) is structured as follows:

	2004
	€ million
Cash flow from operating activities (gross cash flow)	11.1
Cash flow from financing activities	(1.2)
Net cash flow	9.9

Cash flow from financing activities	Intra-Group activities
Acquisition price for disposal of CERAMICS operations	105.1
(thereof paid in cash)	61.8
Disposed cash and cash equivalents	0.1

26 Reconciliation IFRS/HGB

	2004 IFRS	2004 HGB
	€ million	
Income statement comparison		
Sales	2,504.3	2,542.8
Expenses/income	(2,405.1)	(2,347.5)
Operating result	99.2	195.3
Equity result/other investment result	11.2	11.2
Interest result	(36.5)	(36.5)
Other financial result	(11.1)	(0.3)
Limited partnership interests relating to minorities	(11.8)	
Pre-tax result	51.0	169.7
Income tax	(62.4)	(90.2)
Result from continuing operations	(11.4)	79.5
Net income from discontinued operations	27.7	
Result for the period	16.3	79.5
Minority interests	(0.2)	(11.2)
Consolidated result	16.1	68.3
Reconciliation		
Result for the period — HGB	79.5	
Limited partnership interests relating to minorities	(11.8)	
Depreciation on fixed assets	(32.0)	
Hedging result (changes in market value)	(5.3)	
Accrued interest on provisions and accruals	(10.8)	
Net income from discontinued operations	(15.1)	
Leasing expenses for finance leases	8.0	
Deferred taxes	10.0	
Elimination of negative goodwill	(5.7)	
Other	(0.5)	
Net result — IFRS	16.3	

	2004 IFRS	2004 HGB
	€ million	
Balance sheet comparison		
Fixed assets	1,928.6	1,590.7
Inventories	366.9	366.1
Trade receivables	340.4	332.7
Other receivables and other assets	149.6	140.8
Cash and cash equivalents	24.7	24.7
Deferred taxes	5.2	0.0
Total assets	2,815.4	2,455.0
Equity	912.1	678.6
Minority shares in limited partnership capital	27.9	
Provisions for pensions	336.3	282.3
Financial liabilities	872.3	851.4
Other provisions and accruals	271.4	372.4
— thereof deferred taxes		(33,4)
Trade liabilities	210.9	207.2
Other liabilities	136.6	63.1
Deferred taxes	47.9	
Total equity and liabilities	2,815.4	2,455.0
The differences in fixed assets are due to the following:		
Different depreciation methods (straight-line/declining-balance)		301.7
Capitalization of finance leases		30.6
Capitalization of future recultivation expenses		5.6
Total		337.9

The differences in receivables are mainly based on valuation differences (recognition of receivables in foreign currencies at current value instead at cost) and partially on the omission of general allowance.

The differences in other provisions and liabilities relate to different presentation (deferred taxes as an individual item, provisions reported as liabilities instead of provisions), and — to a lesser extent — valuation differences and different recognition criteria under IFRS.

The difference in financial liabilities relates to presentation differences (balance sheet extension).

	2004 IFRS	2004 HGB
	€ million	
Statement of cash flows comparison		
Profit for the period/after tax	16.3	79.5
Depreciation/reversed depreciation of fixed assets	344.0	312.0
Result from Disposal of business activities	(46.8)	(61.9)
Changes in inventories	3.1	2.4
Changes in trade receivables	(21.6)	(21.1)
Changes in other current assets/current capital	72.4	55.5
Cash flow from operating activities (gross cash flow)	367.4	366.4
Investment in intangibles and property, plant and equipment	(356.6)	(365.4)
Income from disposal of business activities	105.1	105.1
Other investment changes	31.3	31.3
Cash flow from investment activities	(220.2)	(229.0)
Capital contribution (minority shareholders)		3.2
Withdrawal of limited partnership capital	(9.6)	
Dividends paid to minority shareholders	(0.2)	(13.0)
Changes in financial liabilities	(135.2)	(125.4)
Cash flow from financing activities	(145.0)	(135.2)
Changes in cash flow (exchange rate/scope of consolidation)	(0.9)	(0.9)
Changes in cash and cash equivalents	1.3	1.3

The key changes are due to a different presentation of finance leases, which lead to liabilities being reported as financial liabilities. The differences within cash flow from operating activities relate to differing IFRS and HGB reporting regulations.

	2003 IFRS	2003 HGB
	€ million	
Equity capital comparison		
Fixed assets	2,019.0	1,628.7
Inventories	397.0	395.5
Trade receivables	340.0	333.7
Other receivables and other assets	134.6	120.0
Cash and cash equivalents	23.4	26.9
Deferred taxes	7.5	0.3
Total assets	2,921.5	2,505.1
Minority shares in limited partnership interests	26.0	
Pension accruals	330.5	274.4
Financial liabilities	1,026.2	995.7
Other provisions and accruals	291.4	363.9
— thereof deferred taxes		(0,0)
Trade liabilities	182.9	175.9
Other liabilities	130.2	68.6
Deferred taxes	25.9	
Liabilities	2,013.1	1,878.5
Equity (Dec. 31, 2003)	908.4	626.6

The reasons for deviations between IFRS and HGB at year-end 2003 are mainly due to the same reasons as stated earlier for 2004.

	2004 IFRS	2004 HGB
	€ million	
Equity comparison		
Equity (Dec. 31, 2003/Jan. 1, 2004)	908.4	626.6
Paid-in capital by minority shareholders		3.2
Dividends to minority shareholders	(0.2)	(13.0)
Result for the period	16.3	79.5
Currency translation	(17.4)	(17.3)
Other changes	(0.2)	(0.4)
Changes in derivatives	5.2	
Equity Dec. 31, 2004	912.1	678.6

27 Related Party Disclosures

In accordance with IAS 24, parties that control, or are controlled by, Wacker Chemie AG must be disclosed unless they are already included in Wacker Chemie AG's consolidated financial statements as a consolidated company.

Control exists when a shareholder has more than half the voting rights in Wacker Chemie AG or, based on provisions in the articles of association or on contractual arrangements, is able to control the financial and business policy of the WACKER Group's Executive Board.

In the year under review, the WACKER Group is affected by the disclosure duties under IAS 24 only in respect of the business relations with Wacker Chemie AG's shareholders and Executive and Supervisory Board members.

The services provided between Wacker Chemie AG and its majority shareholder, Dr. Alexander Wacker Familiengesellschaft mbH, are only of minor importance. Furthermore, WACKER Group companies did not execute any reportable transactions whatsoever with members of Wacker Chemie AG's Executive or Supervisory Board or with other members of management in key positions or with companies on whose executive or supervisory committees these parties sit. This likewise applies to close family members of the aforementioned parties.

The company has acquired own GmbH shares from Morgan Stanley AG and Morgan Stanley Inc. Dr. Alexander Wacker Familiengesellschaft mbH, Munich, informed Wacker Chemie AG on December 14, 2005, that it has a direct stake of over 50% in Wacker Chemie AG's capital stock. Blue Elephant Holding GmbH, Pöcking, informed Wacker Chemie AG on December 12, 2005, that it has a direct stake of over 25% in Wacker Chemie AG's capital stock. For further explanations, please refer to Note 20 (earnings per share).

Additionally, deliveries and services are provided between some Group companies and their associated companies in the normal course of business. The transactions are negotiated at arms length.

	2005	2004
	€ million	
Supervisory Board remuneration	0.6	0.5
Executive Board remuneration	4.9	3.0
Change in pension liabilities to active Executive Board members (DBO)	2.7	0.7
Change in pension liabilities to former members of the Executive Board or their dependants (DBO)	0.1	(0.8)

The members of Wacker Chemie AG's Supervisory Board and Executive Board are listed on the following page.

Munich, March 6, 2006

Wacker Chemie AG

Peter-Alexander Wacker	Rudolf Staudigl
Joachim Rauhut	Auguste Willems

Supervisory Board

Dr. Karl Heinz Weiss
Chairman
Munich
Attorney

Anton Eisenacker*
Deputy Chairman
Perach
Certified Chemical Foreman

Peter Áldozó*
Burghausen
Technician

Dr. Werner Biebl
Munich
State Attorney General (retired)

Gertrud Eberth-Heldrich
Munich
Attorney

Marko Fartelj*
Kirchdorf
Machine Operator

Uwe Fritz*
Altötting
District Head of the Industrial
Union IG Bergbau,
Chemie, Energie — Altötting

Eduard-Harald Klein*
Neuötting
Machine Operator

Robert J. Koehler (to Sept. 26, 2005)
Wiesbaden
Chairman of Executive Committee
SGL Carbon AG

Manfred Köppl*
Kirchdorf
Industrial Mechanic

Franz-Josef Kortüm
Stockdorf
Chairman of Board of Management
WEBASTO AG

Seppel Kraus*
Munich
Regional Head of the Industrial Union
IG Bergbau, Chemie, Energie —
Bavaria/Munich

Prof. Dr. Stefan Leberfinger
Munich
Public Auditor, Tax Adviser

Dr. Dirk Oldenburg (to Sept. 26, 2005)
Frankfurt
Board Member
Aventis Pharma AG

Hans-Joachim Stadter*
Burghausen
Production Manager

Dr. Thomas Strüngmann
(from Sept. 26, 2005)
Tegernsee
Master of Business Administration

Dr. Bernd W. Voss
Kronberg i. T.
Member of Supervisory Board
Dresdner Bank AG

Prof. Dr. Ernst-Ludwig Winnacker
(from Sept. 26, 2005)
Munich
Professor of Biochemistry at
LMU, Munich
President of the German Research
Association

---

* Employee representative

Executive Board

Dr. Peter-Alexander Wacker
President & CEO

SILTRONIC, WACKER POLYSILICON

Executive Personnel; Corporate Development; Corporate Communications; Corporate Auditing; Legal

Dr. Rudolf Staudigl

WACKER SILICONES

Human Resources (Personnel Director); Site Management; Environment, Chemicals, Safety; Corporate R&D; Corporate Intellectual Property

Asia

Dr. Joachim Rauhut

Corporate Accounting; Corporate Controlling; Corporate Finance; Information Technology; Procurement & Logistics

Europe

Auguste Willems (from Jan. 1, 2006)

WACKER POLYMERS, WACKER FINE CHEMICALS

Corporate Engineering; Sales & Distribution

The Americas

Divisions

Dr. Rainer Baumann
Corporate Development

Christian Bronisch
Legal Affairs

Arno von der Eltz
WACKER POLYMERS

Alfred Höf
Sales & Distribution

Dr. Siegfried Kiese
Procurement & Logistics

Dr. Willi Kleine
Burghausen Plant

Dr. Tobias Ohler
Corporate Controlling

Folkhart Olschowy
Corporate Finance

Dr. Christoph von Plotho
WACKER SILICONES

Peter Polzer
Corporate Communications

Volker Radius
Corporate Engineering

Joachim Reichel
Information Technology

Ewald Schindlbeck
WACKER POLYSILICON

Dr. Gerhard Schmid
WACKER FINE CHEMICALS

Dr. Wilhelm Sittenthaler
SILTRONIC

Walter Vogg
Human Resources

Prof. Dr. Johann Weis
Corporate R&D

Investments

(as of Dec 31, 2005) Equity capital and net profit acc. to IFRS	Identifier	Equity in TEUR	Net result in TEUR	Capital share in %
I. Subsidiaries				
1. Germany				
Alzwerke GmbH, Munich	1), 4)	11,383	0	100.00
Consortium für elektrochemische Industrie GmbH, Munich	1), 4)	169	0	100.00
DRAWIN Vertriebs-GmbH, Ottobrunn	1), 4)	5,077	0	100.00
Wacker-Chemie Versicherungsvermittlung GmbH, Munich	1), 4)	22	0	100.00
Siltronic AG, Munich	3)	450,857	(38,562)	100.00
W.E.L.T. Reisebüro GmbH, Munich(*)	1)	439	204	51.00
Wacker-Chemie Beteiligungsfinanzierungs GmbH, Munich	2)	28	1	100.00
Wacker-Chemie Holdings GmbH & Co. KG, Burghausen	1)	149,551	52,104	100.00
Wacker Polymer Systems GmbH & Co. KG, Burghausen	2)	140,849	63,343	80.00
Wacker Polymer Systems Geschäftsführungs GmbH, Burghausen	2)	21	119	80.00
Wacker-Chemie Erste Venture GmbH, Munich	2)	75	1	100.00
Wacker-Chemie Zweite Venture GmbH, Munich	1)	32	1	100.00
Wacker-Chemie Dritte Venture GmbH, Munich	1), 4)	387,727	0	100.00
Wacker-Chemie Sechste Venture GmbH, Munich	1)	26	0	100.00
Wacker-Chemie Siebte Venture GmbH, Munich	1)	25	0	100.00
Wacker-Chemie Achte Venture GmbH, Munich	1)	25	0	100.00
Wacker-Chemie Neunte Venture GmbH, Munich	1)	25	0	100.00
Wacker Biotech GmbH, Jena	1)	(300)	(350)	100.00
2. Europe (excl. Germany)				
Wacker Chimie S.A.S., Lyon	1)	1,387	1,231	100.00
Wacker-Chemicals Ltd., Egham, Surrey	1)	998	858	100.00
Wacker-Chemie Italia S.r.L., Peschiera Borromeo/ Milan	3)	5,683	1,072	100.00
Wacker Chemicals Finance B.V., Krommenie/ Amsterdam	1)	7,806	(5)	100.00
Siltronic Holding International B.V., Krommenie/ Amsterdam	2)	156,407	8,501	100.00
Wacker-Chemie Benelux B.V., Krommenie/ Amsterdam	1)	351	333	100.00
Wacker-Kemi AB, Solna	1)	539	482	100.00
Wacker-Chemie (Schweiz) AG, Basel	1)	418	279	100.00
Wacker Química Ibérica, S.A., Barcelona	1)	1,013	807	100.00
Wacker-Chemie S.r.o., Prague	1)	261	181	100.00
Wacker-Chemie Polska Sp. z o.o., Warsaw	1)	743	568	100.00
Wacker-Chemie Hungária Kft., Budapest	1)	97	(34)	100.00
OOO Wacker Chemie RUS, Moscow	1)	637	282	100.00

(as of Dec 31, 2005) Equity capital and net profit acc. to IFRS	Identi-fier	Equity in TEUR	Net result in TEUR	Capital share in %
3. Americas				
Wacker Chemical Corp., Adrian, Michigan	1)	43,254	3,782	100.00
Precision Silicones Inc., Chino, California	2)	734	764	100.00
Siltronic Holding Corp., Portland, Oregon	2)	64,189	0	100.00
Siltronic Corp., Portland, Oregon	2)	53,397	10,056	100.00
Wacker Polymer Systems L.P. , Allentown, Pennsylvania	6)	17,219	5,817	100.00
WPS General Partners Inc., Adrian, Michigan	6)	16	16	100.00
Wacker Mexicana S.A. de C.V., Mexico, D.F.	1)	1,437	59	100.00
Wacker Quimica do Brasil Ltda., Sao Paulo	1)	4,097	491	100.00
4. Asia				
Wacker Chemicals East Asia Ltd., Tokyo	2)	1,253	934	100.00
Wacker Chemicals Korea Ltd., Seoul	1)	233	(90)	100.00
Wacker Chemicals (South Asia) Pte. Ltd., Singapore	1)	203	115	100.00
Siltronic Singapore Pte. Ltd., Singapore	2)	137,264	10,041	100.00
Siltronic Asia Pte. Ltd., Singapore	2)	2,324	2,118	100.00
Siltronic Japan Corp., Hikari, Japan	2)	17,983	22,637	100.00
Wacker NSCE Malaysia Sdn. Bhd., Kulim, Malaysia	2)	(1,991)	(2,681)	100.00
Wacker Chemicals Hongkong Ltd., Hong kong	1)	9,601	(565)	100.00
Wacker Chemicals China Ltd., Hong kong	2)	363	7	100.00
Wacker Silicones Technology (Shanghai) Co. Ltd., Shanghai	2)	(1,002)	(678)	100.00
Wacker Chemicals Trading (Shanghai) Co. Ltd., Shanghai	2)	894	642	100.00
Wacker Polymer Materials (Shanghai) Co. Ltd., Shanghai	2)	553	124	80.00
Wacker Metroark Chemicals Pvt. Ltd., Parganas/India	1)	7,583	1,596	51.00
Wacker Polymer Systems (ZJG) Co. Ltd., Zhangjiagang City	2)	2,725	(635)	80.00
Wacker Polymer Systems (WUXI) Co. Ltd., Wuxi	1)	245	(411)	80.00
Wacker Chemicals Fumed Silica (ZJG) Holding Co. Private Ltd., Singapore	1)	(293)	(8)	51.00
Wacker Chemicals Fumed Silica (ZJG) Co. Ltd., Zhangjiagang	2)	1,995	(1,903)	51.00
Wacker Chemicals (Zhangjiagang) Co. Ltd., Zhangjiagang	2)	5,851	(1,005)	100.00
Wacker Chemicals (China) Company Ltd. (Holding), Shanghai	1)	11,028	0	100.00
5. Other Regions				
Wacker Chemicals Australia Pty. Ltd., Melbourne	1)	397	87	100.00

(as of Dec 31, 2005) Equity capital and net profit acc. to IFRS	Identi-fier	Equity in TEUR	Net result in TEUR	Capital share in %
II. Joint Ventures(**)				
AGENDA Vermögensverwaltungs GmbH i. L., Munich	2)	213	(1,504)	50.00
Air Products Korea Inc., Seoul	1), 5)	11,847	(647)	35.00
Wacker Asahi Kasei Silicone Co. Ltd., Tokyo	1)	9,641	1,186	50.00
Air Products Resinas Holding S.A. de C.V., Queretaro, Mexico	1), 5)	7,612	37	35.00
Planar Solutions L.L.C., Adrian, Michigan	2)	(614)	1,214	50.00
Dow Corning (ZJG) Holding Co. Private Ltd., Singapore	1)	1	0	25.00
Wacker Dymatic (Shunde) Co. Ltd., Guangdong (China)	2)	4,316	88	50.00

Identifiers:

(1) Direct investment by Wacker Chemie AG

(2) Indirect investment Wacker Chemie AG

(3) Direct and indirect investment by Wacker Chemie AG

(4) Wacker Chemie AG has concluded profit and loss transfer agreements with these companies.

(5) Different financial year.

(6) Up to 100% of shares are held by Wacker Polymer Systems GmbH & Co. KG, Burghausen (capital share: 80%).

(*) Previous year figures

(**) Only direct holdings in the respective parent company have been listed.

Group Management Report

With the USA and China as growth drivers, global economic expansion continued in 2005 despite rising oil prices. The eurozone's economic upturn, however, remained hesitant and Germany's economic recovery sluggish.

Most of Germany's chemical industry segments posted revenue and volume gains, primarily stimulated by foreign demand. WACKER benefited from its restructuring measures and the positive economic development, thereby achieving notable sales gains and, in particular, stronger earnings.

Economic Trends[1]

Global Economy Expands Despite Sharply Higher Oil Prices

The global economy delivered another dynamic performance last year. In their joint fall forecast, Germany's leading economic institutes expected 3 percent global GDP growth in 2005. Higher prices for crude oil and other raw materials were offset by the positive stimuli of a still expansive monetary policy, low interest rates, rising asset values and strong corporate earnings. Rapid production growth continued in many emerging markets. Russia and China saw estimated above-average growth of around 6 percent and over 9 percent respectively. The U.S. economy proved extremely robust — with expected GDP growth of 3.6 percent. Rising energy costs dampened household purchasing power, though this was largely offset by a further savings-rate decline. Latin America posted year-on-year GDP growth of 4 percent, with its economic recovery slowing somewhat during the course of 2005. Registering 2.3 percent real GDP growth, Japan's economy continued expanding, thanks to booming domestic demand.

Hesitant Eurozone Recovery

At 4.1 percent, growth momentum in the EU's newly-admitted central and east European member countries carried over almost seamlessly from the previous year. In contrast, Great Britain's GDP growth rose a moderate 1.9 percent. The eurozone's overall economic pace continues to be quite weak — with GDP increasing only 1.3 percent. High oil prices dampened domestic demand. In the year's first half, the higher euro's impact continued to be felt, too. The individual member states' economic performance varied. Whereas Ireland, Luxembourg, Spain and Greece experienced well-above-average growth, Portugal, the Netherlands and Italy fell far short of their 2004 growth rates. Germany's economy once again made a modest showing, with continued reliance on exports. Real domestic demand there remained more or less unchanged over the past year. With expected GDP growth under 1 percent, Germany is once again below the eurozone average.

---

(1) All figures and trend-related statements in the "Economic Trends" section are based on the following sources:

- Cf. here and hereinafter: "Die Lage der Weltwirtschaft und der deutschen Wirtschaft im Herbst 2005" (only in German), publ. Arbeitsgemeinschaft deutscher wirtschaftswissenschaftlicher Forschungsinstitute e.V., Essen, October 19, 2005
- OECD Economic Outlook No. 78, December 2005
- Cf. statements by Werner Wenning, President of the German Chemical Industry Association (VCI) on the occasion of VCI's annual press conference in Frankfurt on December 7, 2005

Chemical Industry Upturn[2]

The global economy's vibrancy positively influenced the German chemical industry's production and sales figures. Except for a brief second-quarter lull, chemical output grew steadily throughout the year. The German Chemical Industry Association (VCI) expects some 6 percent production growth for the whole of 2005. Chemical feedstock manufacturers made a particularly strong contribution here. Inorganic basic chemicals, for example, rose 14.5 percent. Petrochemicals and polymers gained 5 percent each. Agrochemical and pharmaceutical manufacturers enjoyed a successful year, too — growing 12.5 percent and 11 percent, respectively. Overall German chemical industry sales climbed some 7 percent to €152 billion. Exports provided the strongest impulses, rising 8 percent to €81.5 billion. A 3 percent hike in producer prices did not offset increasing raw-material costs throughout the year. Consequently, second-half margins were squeezed — especially for basic chemical products.

WACKER Group: Business Development[3]

Group Sales Up Substantially

With foreign markets accounting for nearly 80 percent of its sales, WACKER clearly profited from the accelerating global upswing, primarily driven by Asia, the USA and eastern Europe. The company's chemical and semiconductor divisions all posted notable volume gains for 2005. In addition, extensive restructuring measures had a positive effect. WACKER initiated these measures in mid-2003 and has progressively implemented them over the past two years. Productivity growth was strong in many areas, as production costs dropped — in some cases sizably. Though still weak in Q1 2005, the U.S. dollar recovered strongly throughout the remainder of the year, thereby strengthening exchange-rate-dependent sales. WACKER's revenues rose in 2005 by 10 percent to €2.76 billion (2004: €2.50 billion), thus, outperforming the preliminary VCI sector average of around 7 percent.

All Business Divisions Post Sales Gains[4]

All WACKER's business divisions increased year-on-year sales. The only differences were in the magnitudes of the gains. Siltronic came out on top with 13.7 percent growth — the semiconductor segment boosted its total sales to €925.0 million (2004: €813.7 million). WACKER POLYMERS and WACKER POLYSILICON virtually tied, with gains of 11.5 percent and 11.3 percent respectively. In the year under review, WACKER POLYMERS generated total sales of €473.8 million (2004: €424.9 million) and WACKER POLYSILICON achieved total sales of €288.1 million (2004: €258.8 million). WACKER SILICONES boosted its already high prior-year total sales figure by 7.1 percent to €1,119.3 million (2004: €1,045.4 million). At WACKER FINE CHEMICALS, total sales hit €110.5 million (2004: €103.3 million), up 7 percent compared to 2004.

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(2) Regarding the figures and trends in this section, cf. statements by Werner Wenning, President of the German Chemical Industry Association (VCI) on the occasion of the VCI's annual press conference in Frankfurt on December 7, 2005.

(3) All business figures from fiscal 2005 and 2004 here and hereinafter according to IFRS. Due to the switchover in Group accounting from HGB (German Commercial Code) to IFRS, the figures in this Annual Report differ from those published in the 2004 Annual Report. A reconciliation of the 2004 Annual Report figures of HGB/IFRS is shown under Figure 26 of the Notes to the consolidated financial statements in accordance with IFRS regulations.

(4) Here and hereinafter, all divisional sales figures refer to individual total sales, i.e. including all internal sales generated with other Group entities. External, internal and total divisional sales are listed separately in the Management Report's business division sections, as well as in the consolidated financial statements.

Foreign Markets as Growth Driver[5]

Group sales continued to profit from WACKER's growing international business in 2005. WACKER's international sales climbed 12.7 percent to €2,183.4 million (2004: €1,937,7 million). 79.2 percent of sales (2004: 77.4 percent) were generated outside Germany. Once again, Asia showed particularly strong growth. The Group's year-on-year Asia+ROW sales climbed 30.2 percent to €728.1 million (2004: €559.1 million). Those regions now account for 26.4 percent of consolidated sales (2004: 22.3 percent). Business in the Americas also fared well. In 2005, WACKER expanded sales there by 12.5 percent to €615.3 million (2004: €547.2 million). This region's Group sales share was 22.3 percent (2004: 21.9 percent). In Europe (excluding Germany), the Group generated sales of €840.0 million (2004: €831.4 million) — a 1.0 percent increase. Central and eastern European countries, including Russia, experienced particularly high growth rates. In the year under review, WACKER posted an 18.0 percent increase there. European markets' share of Group sales (excluding Germany) declined slightly year-on-year to 30.5 percent (2004: 33.2 percent) as a consequence of above-average growth in Asia and America. German sales rose 1.0 percent to €572.3 million (2004: €566.6 million).

Above-Average Earnings Growth

The Group's earnings rose even more rapidly than sales. EBIT amounted to €260.9 million (2004: €110.4 million). This includes non-recurring earnings of €22.7 million from divested interests and financial claims, as well as reversal of €10.0 million in provisions and accruals for liabilities connected to the prior sale of an interest. Moreover, Siltronic posted a €4.0 million gain due to reversal of structural provisions and impairments on fixed assets in 2005. The corresponding prior-year expense was €16.6 million. Adjusted for these special items, EBIT for 2005 reached €224.2 million compared to €126.7 million in 2004 — a year-on-year earnings improvement of €97.5 million. At €155.8 million (2004: €147.2 million), net cash flow was somewhat above the prior-year figure. WACKER achieved the strong earnings increase (despite higher raw-material prices) primarily via growth and ongoing productivity enhancements in its operative business. With the global upswing boosting demand for the Group's products, capacity utilization remained high at many business divisions. Hugely improved semiconductor-segment earnings had a particularly positive impact on consolidated Group profits.

Analysis of the individual business divisions shows that WACKER notably increased its profitability — in both its chemical and semiconductor businesses. In the year under review, WACKER SILICONES generated an EBIT of €111.4 million (2004: €105.8 million), 5.3 percent more than a year earlier. WACKER POLYMERS' EBIT remained at the high prior-year level of €80.9 million (2004: €80.9 million). WACKER FINE CHEMICALS and WACKER POLYSILICON achieved strong earnings gains. Here, WACKER FINE CHEMICALS' EBIT was €10.1 million (2004: €8.5 million), an 18.8 percent increase. WACKER POLYSILICON boosted its EBIT by a strong 41.8 percent to €66.2 million (2004: €46.7 million).

Siltronic significantly contributed to higher consolidated Group profits. The division's 2005 EBIT was €5.8 million (2004: € –100.7 million). Compared with the prior year, this represents an improvement of over €106 million. Besides the positive semiconductor market outlook, this was primarily the result of an extensive, rigorously implemented restructuring program. Over the past two years, Siltronic has continued focusing on the silicon wafer sector's 300-mm segment, with its above-average growth, and has further optimized costs for smaller diameter wafers.

2005's sales and earnings achievements confirm the effectiveness of Group cost-cutting and productivity-boosting measures initiated and implemented since 2003. Siltronic has been

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(5) All regional sales figures mentioned in this section are external and categorized according to customers' locations. External sales according to company headquarters are presented in the consolidated financial statements.

generating positive results since the beginning of 2005's second half and posted a positive full-year EBIT. The four chemical divisions' profits again exceeded the respective capital-cost estimates — another key contribution toward sustainable and profitable Group growth.

WACKER's Strategic Course

All WACKER's business divisions follow a strategy of profitable expansion in attractive growth markets — both regionally and technologically. The Group's business divisions target their investments toward segments in which WACKER already has strong positions and extensive technological expertise. The clear focus on high product quality and excellent customer service is another key pillar in the Group's strategic positioning. WACKER continued pursuing these aims in the year under review via a series of portfolio measures and expansion projects.

Group Portfolio Strategy

Peripheral Activities Sold

To further sharpen the focus of its business portfolio, WACKER sold two peripheral activities in the year under review. On February 2, 2005, the Group sold its proprietary diesel exhaust-gas catalytic converter technology to Süd-Chemie AG. The sale encompassed the respective technical intellectual property, coating facilities and associated testing equipment. On July 1, 2005, the Swiss SICPA Group acquired WACKER's liquid crystal pigments business, serving the engraving, security printing, industrial and decorative sectors. Both these sales pertain to non-core WACKER technologies, with better development opportunities at other companies.

Biotech Competence Enhanced

On January 1, 2005, WACKER acquired the biotech company ProThera GmbH, based in Jena, Germany. The company now operates as Wacker Biotech GmbH. The acquisition expands WACKER FINE CHEMICALS' existing custom pharmaceutical manufacturing activities by adding contract development and production of pharmaceutical proteins. The measure is WACKER's response to pharmaceutical customers' increased demand for biologics to treat diseases such as cancer, multiple sclerosis and hepatitis. In the year under review, Wacker Biotech GmbH already initiated a series of very promising projects for customers. For example, Wacker Biotech GmbH performed a feasibility study for MorphoSys AG to produce antibody fragments via WACKER's *E. coli* secretion system. WACKER's system is a significantly simpler and more cost-effective way to obtain high yields of certain antibody fragments for research and as active ingredients in diagnostic and therapeutic applications. A joint agreement allows MorphoSys to use WACKER's secretion system in lab-scale production of antibody fragments for therapeutic projects.

WACKER's Regional Strategy

Global Value-Creation Network

WACKER has an established global profile. The Group operates around 20 production sites worldwide and has subsidiaries and sales offices in over 28 countries in Europe, the Americas and Asia.

Based on current business developments and OECD economic projections, WACKER anticipates above-average growth in eastern Europe and Asia — particularly China. For this reason, the Group continued expanding its presence and capacity in these regions in the year under review.

Chinese Presence Strengthened

On August 31, 2005, WACKER commissioned a new redispersible-powder production facility in China. Capital expenditures for the new facility at the Zhangjiagang site (Jiangsu province) total some €10 million, including all infrastructure activities. Redispersible powders are used in products such as tile adhesives, joint fillers, mineral plasters, sealing slurries, gypsum, repair mortars, self-leveling flooring compounds and powder paints. The erection of this spray dryer in China is intended to secure and expand WACKER's leading position in this key growth market.

On October 10, 2005, WACKER announced a joint venture with Dymatic Chemicals Inc. in Shunde (Guangdong province) to produce and market silicone products primarily used in the textile, leather and fiber sectors. The joint venture aims to supply the Chinese market with silicone emulsions and process auxiliaries ideally suited to local needs. Via Dymatic's extensive distribution network, WACKER expects to penetrate China's textile, leather and fiber markets far more quickly than would have been possible alone. In return, Dymatic gains access to state-of-the-art silicone products.

Chinese, Brazilian and Russian Technical Centers Expanded

In September 2005, WACKER augmented its Shanghai technical center with a new test laboratory for silicone elastomers. The lab serves to develop silicone applications in the electrical and electronics sectors, as well as injection-molding methods for liquid silicone rubber. The expansion activities are aimed at effectively helping Chinese customers conceive new silicone products and processing technologies. Established in 2000, the technical center offers customers expert assistance for creating and testing new silicone and polymer products and applications.

On October 5, 2005, WACKER opened a new technical center in Jandira, Brazil. The Group aims to thereby offer South American customers even better support for new product developments and to promote internationally recognized quality standards in the construction industry. Via this technical center, WACKER can develop new formulations geared to local raw materials and environmental conditions — hence further enhancing service to customers and distributors.

On October 8, 2005, WACKER officially inaugurated a test wall for the simulation of weather effects at its Moscow technical center. The specially designed concrete wall subjects exterior insulation and finish systems to the toughest of climatic conditions. Aging and weathering processes are accelerated to ascertain a material's stability and effectiveness.

Enhanced Group Structure and New Legal Form

Since January 1, 2005, WACKER has been operating with a new organizational structure comprising the five business divisions WACKER SILICONES, WACKER POLYMERS, WACKER FINE CHEMICALS, WACKER POLYSILICON and Siltronic. WACKER considered the fusion of fine-chemical and biotech activities into a new division a prerequisite for the targeted exploitation of future technological and market-related developments in these sectors. For the same strategic reason, the Group also transferred its polysilicon activities to an independent business division.

Effective November 23, 2005, WACKER switched its legal form from a private limited company (GmbH) to a stock corporation (AG). WACKER made this decision to gain the greater financing and entrepreneurial flexibility offered by the new legal form.

Investments

Investments Above Industry Average

In the year under review, WACKER carried on with existing investment plans and initiated new projects. The Group views this as an important precondition for future sustainable long-term growth. In 2005, WACKER's investments totaled €296.8 million (2004: €365.7 million). For project-related reasons, the year-on-year figure declined by 18.8 percent. Nonetheless, the Group investment ratio of 10.8 percent, which is the volume of investments as a percentage of sales, is once again above the German chemical-industry average. The VCI-estimated average investment ratio of German chemical companies is 3.5 percent.

Semiconductor activities play a large role in WACKER's high investment ratio. An example in the year under review was timely expansion of 300-mm silicon-wafer production capacity at the Freiberg site in Germany. Aside from investments in plant renewal and measures to eliminate individual production bottlenecks, funds flowed primarily into key projects crucial for the Group's long-term growth. Consequently, WACKER pressed ahead with the expansion begun five years ago of its Nünchritz (Germany) Center of Excellence for the production of silicones. WACKER POLYSILICON increased its production capacity for polycrystalline hyperpure silicon in Burghausen, Germany. Further investments went toward expanding Group operations at the Zhangjiagang site in China. A key focus there in 2005 was the construction of a new production facility for redispersible powders.

Major Investment Projects in Detail:

Production Capacity Increased for Polycrystalline Hyperpure Silicon

On April 21, 2005, WACKER announced a further increase in production capacity for polycrystalline hyperpure silicon at its Burghausen site. A new production facility's cornerstone was laid on January 12, 2006 — with completion expected by the end of 2007. It is slated to have a nominal capacity of 3,500 metric tons annually. WACKER is investing about €200 million in the new plant. Together with other expansion activities already initiated, this should boost WACKER's annual polysilicon capacity from 5,500 tons in the year under review to over 9,000 tons from early 2008 on. Expanding output is WACKER's answer to soaring global demand for hyperpure polycrystalline silicon. The main growth driver is the photovoltaics industry, which requires silicon for the manufacture of solar cells. WACKER has earmarked investments totaling about €400 million for progressively expanding polysilicon operations between 2000 and 2007.

Capacity Expansion for 300-mm Silicon Wafers Announced

As planned, Siltronic increased 300-mm wafer production at its Freiberg site in the year under review. On November 23, 2005, the division announced additional measures to expand 300-mm wafer capacity in Germany. To this end, Siltronic intends to invest over €100 million at its Burghausen and Freiberg sites. Burghausen's 300-mm wafer capacity is set to supplement 2005's 75,000 per month by adding another 60,000 per month in the coming years. Freiberg plans to add capacity for 50,000 wafers per month to its originally scheduled final capacity of around 150,000 wafers per month. This investment program is strongly supported by a company-specific collective bargaining agreement increasing the workweek (by 1.5 hours) to 39 hours without a pay increase. The agreement came into effect January 1, 2006. Managerial staff and Siltronic's Executive Board are also making a comparable financial contribution.

Nünchritz Site Expansion Continues

In the year under review, WACKER continued to develop Nünchritz into a Center of Excellence for silicone production. In early October 2005, a new monomer production facility came on stream there. Alongside methylchlorosilane, the new plant's main product is siloxane, which serves as the key precursor for silicone products. Since 2000, WACKER has invested over €400 million in expansion of its Nünchritz production facilities for silicones and their precursors, as well as in infrastructure, environmental protection and safety equipment.

Research and Development

R&D Expenditures Remain High

Spending on research and development dropped slightly to €146.9 million (2004: €150.6 million). WACKER's R&D quotient — research spending as a percentage of sales — totaled 5.3 percent in the year under review. The individual business divisions mainly focus on semiconductor technology, silicone chemistry, polymer chemistry, fine chemicals and biotechnology, as well as innovative processes for producing polycrystalline silicon. At the "Consortium für elektrochemische Industrie" — the Group's corporate research facility — some 200 employees currently conduct research in catalysis and processes, functional materials, polymer chemistry, organic synthesis, and biotechnology. In the year under review, Consortium research groups focused on the following fields:

Catalysis and Processes

After the sale of diesel exhaust-gas catalytic converter activities to Süd-Chemie AG, all projects focus on developing novel high-performance catalysts and alternative process technologies. The search for cost-efficient "hydrosilylation" catalyst systems — which involve a base reaction to produce organofunctional silanes and silicone polymers at WACKER SILICONES — resulted in a catalyst class with high activity and selectivity. Furthermore, new process technologies such as microreaction or the use of microwaves in chemical processing were intensely researched. The research group was able to develop new production processes — for the synthesis of two specialty silanes — that are clearly superior to conventional methods. Transfer of the new processes to pilot scale has already begun.

Functional Materials

Innovative power generation concepts are increasingly important due to rising energy costs. WACKER has been working in this area as part of its energy-related technology platform for some time now. Currently, the Functional Materials research group is concerned with developing membrane materials to be used in a wider temperature range. Aside from power generation, possible future application fields include power storage and photovoltaics.

Polymers

The Polymers research group develops new materials and processes as starting materials for new products and technologies in the various business divisions. Currently, the focus is on hybrid systems — either different interlinked polymers or particle-matrix composites. A key focus is on (nano) particles of all types. The particles are functionalized using WACKER's proprietary silane-chemistry technology and then covalently incorporated into polymer matrices. Such composites enable novel material properties beneficial for applications involving scratchproof and easy-to-clean coatings. These composites also open up very promising prospects for the production of particularly high-strength adhesives and sealants.

Organic Synthesis

Organic synthesis processes form the foundation of many of WACKER's established processes and products. The Organic Synthesis research group develops new fundamental expertise to reflect the Group's existing products. This secures the business divisions' current fields of work and simultaneously serves as a starting point for novel technologies and products. Beside enzymatic and catalytic processes to produce pharmaceutical and agrochemical chiral precursors, another research focus involves development of new continuous processes for manufacturing fine chemicals. A further focus lies in interlinking organic chemistry and silicon chemistry to provide a basis for new solutions in technical applications.

Biotechnology

In 2005, this research group's activities focused on biotech research in the microbial production of pharmaceutical proteins. WACKER's proprietary protein secretion system *E. coli* WCM105 was enhanced and expanded for use in various recombinant eukaryotic proteins. The optimized system was successfully implemented in numerous Wacker Biotech GmbH projects for customers. For example, collaboration with MorphoSys AG to produce antibody fragments succeeded in generating previously unattainable yields. In addition, WACKER's cysteine production process was further optimized via metabolic engineering in the year under review. The Group successfully applied these process improvements to production. Furthermore, it was possible to markedly reduce production costs for chiral alcohols via enhanced biotransformation techniques using whole cells as catalysts. The research group also focused on fermentation and enzymatic processes for the manufacture of unnatural amino acids.

Sustainability

WACKER attaches great importance to environmental protection, health and safety. The Group continually strives to minimize raw-material and energy consumption in its products and production processes, as well as to further reduce emissions, waste and wastewater.

In 2005, the Group again decoupled rising production quantities from emissions and resource consumption. Contributing factors are emission-reduction measures (such as state-of-the-art wastewater treatment and exhaust-air purification systems) as well as ongoing efforts to optimize individual production steps. A further aspect in minimizing emissions and resource consumption is the consistent recycling of manufacturing-process byproducts as starting materials for further processing. To a very large degree, exhaust heat is utilized at WACKER. In addition, the Group strives to recycle production auxiliaries in closed systems. One example of a highly integrated material loop is WACKER Burghausen's integrated silicon-based production system, in which silanes, hyperpure silicon and pyrogenic silicas are manufactured. Together, these form the basis for some two-thirds of the Group's products.

An important aspect of WACKER's integral environmental policy is product safety as seen over entire product lifecycles — from production and recommended use right through to their disposal. To this end, WACKER continually expands its knowledge of products' and production processes' impact on people and the environment.

The Group views employee health and safety as another core element of sustainable corporate governance. Systematic health and safety protection at WACKER encompasses cross-site regulations, regular hazard determination and work-area monitoring, as well as a comprehensive "Health Protection and Health Promotion" initiative to minimize work accidents, lost working hours and work-related illness. In the year under review, the Group's accident rate of 4.3 per

million working hours was again probably below the German chemical industry average. Germany's chemical industry trade association states a sector figure of 5.93 for 2004.[6]

To devise and test safety strategies, external specialists work with WACKER's technical teams and experts from its production, engineering and plant-engineering units as early as the plant planning stage. Their aim is to ensure safe plant operation and failure-free manufacturing processes. In doing so, the Group systematically utilizes its many years of experience in research, process engineering and the construction and operation of chemical plants.

Employees

Employee Numbers Decline Slightly

On December 31, 2005, WACKER had 14,434 (2004: 14,688) employees worldwide — a slight decline of 1.7 percent compared to the prior-year figure. Though employee numbers dropped at Siltronic, they rose at WACKER POLYMERS and WACKER POLYSILICON. Total 2005 payroll costs also declined slightly, to €867.8 million (2004: €881.8 million). Thereof, social insurance costs, including the company pension fund, accounted for €165.3 million (2004: €170.5 million). Additional funds were spent on non-mandatory benefits and vocational training.

High Level of Training

The number of vocational training positions at German locations remained virtually constant compared to the prior year. Currently, 621 young people (2004: 628) are enrolled in scientific, technical and business administration courses. The large number of training positions again underscores the Group's commitment to vocational training. First, WACKER seeks to secure the employee expertise needed to ensure sustained high quality for its sophisticated products and solutions. Second, WACKER views young peoples' access to first-class vocational training as part of its social responsibility.

WACKER offers employees diverse qualification and training programs to further develop expertise and expand personal and social skills. This comprises in-house and external seminars as well as interactive web-based training. Topics range from the environment, occupational safety and leadership, to languages, intercultural training and special classes for enhancing professional qualifications. In 2005, the Group spent €4.9 million on advanced training measures in Germany alone (2004: €4.5 million).

Active Idea Management for Corporate Success

WACKER views the systematic and targeted management of employees' ideas and improvement suggestions as a key contribution to sustained corporate success. To this end, the Group encourages employees to actively help optimize workflows and corporate processes. In the year under review, employees submitted over 3,000 improvement suggestions, of which some 70 percent were implemented. The estimated benefit to the Group was some €3 million. The dedicated employees received sizable bonuses for their innovative ideas.

Prospects and Outlook

Numerous economists forecast continued global economic expansion in 2006. The International Monetary Fund expects global GDP growth of 4.3 percent — or, adjusted for exchange rates,

(6) Cf. Responsible Care 2005, published by the German Chemical Industry Association (VCI)

3.2 percent.[7] German economic institutes expect global real GDP to rise by slightly over 3 percent in 2006.[8] This forecast assumes as prerequisites relatively stable oil prices and exchange rates. However, researchers do not rule out weaker growth if unexpected shifts occur here. Most emerging countries can expect above-average growth rates, albeit not quite as high as 2005. China particularly should continue to serve as a market driver, with forecast growth of 8.5 percent. At 3.3 percent, the USA is expected to almost exactly match the global average.

For the 25 EU member countries and the eurozone, analysts predict slightly accelerated growth of 2.1 percent and 1.8 percent respectively compared to the previous year. This year's 1.2 percent forecast for Germany is somewhat higher than in 2005. Within the EU, however, Germany still ranks toward the bottom.

Though Germany's chemical industry is not expected to repeat 2005's high growth rates, the sector is optimistic about the current year due to continuing economic growth.[9] For 2006 as a whole, the VCI expects German chemical-industry production to expand 2.5 percent. Total sector sales there should rise 3.5 percent. Foreign sales will probably outpace domestic sales again this year.

The SEMI industry association sees annual silicon-wafer market growth averaging 9 percent until 2008. The 300-mm wafer segment should experience above-average growth of 34 percent.[10] This largely corresponds to Gartner's growth estimates of 9 percent for the total market and 37 percent for the 300-mm segment over the same period.[11]

WACKER assumes that the stable economic growth predicted for 2006 will positively impact Group results, too. Provided no unexpected shifts (e.g. prices for oil and raw materials, exchange rates or global geopolitical stability) impair economic conditions, Group sales and EBIT should rise again this year. WACKER views its chemical sectors' cost-cutting and productivity-boosting successes to date — and, particularly, Siltronic's return to profitability — as a solid foundation for further growth and sustainable profitability gains.

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(7) International Monetary Fund, September 2005 WEO database

(8) Cf. here and hereinafter: "Die Lage der Weltwirtschaft und der deutschen Wirtschaft im Herbst 2005" (only in German), publ. Arbeitsgemeinschaft deutscher wirtschaftswissenschaftlicher Forschungsinstitute e.V., Essen, October 19, 2005

(9) Cf. statements by Werner Wenning, President of the German Chemical Industry Association (VCI) on the occasion of VCI's annual press conference in Frankfurt on December 7, 2005

(10) SEMI SMG Midyear Forecast Results, September 2005

(11) Gartner, August 2005

WACKER SILICONES

A WORLD-LEADING SILICONES PRODUCER. SALES AND EARNINGS INCREASED. PRESENCE IN CHINA EXPANDED. FURTHER SALES GROWTH EXPECTED FOR 2006.

Profile

	2005	2004	Percent change
External sales (€ million)	1,081.8	1,008.9	+7.2
Internal sales (€ million)	37.5	36.5	+2.7
Total sales (€ million)	1,119.3	1,045.4	+7.1
EBIT (€ million)	111.4	105.8	+5.3
R&D expenditures (€ million)	33.4	33.1	+0.9
Employees (Dec. 31)	3,596	3,596	±0

Production sites	Germany:	Burghausen
		Kempten
		Nünchritz
	Brazil:	Jandira
	China:	Shanghai
		Zhangjiagang(12)
	India:	Kolkata
	Japan:	Akeno
	USA:	Adrian, Michigan
		Chino, California
		Duncan, South Carolina

Products	Silanes, silicones
	Silicone fluids, emulsions
	Silicone elastomers
	Silicone sealants
	Silicone resins
	Silicas
Application areas	Construction industry
	Paints and coatings
	Chemical and cosmetics industries
	Textile and leather industries
	Paper and film coating
	Fabric coating
	Electrical and electronics industries
	Insulation
	Mechanical engineering and metal processing
	Medical technology
	Automotive
	Communications
	Office equipment and household appliances
	Plastics and rubber processing
	Moldmaking

(12) From January, 2006

Leading Market Position as Competent Partner for Customers

Offering over 3,000 silicone products, WACKER SILICONES ranks among the world's leading manufacturers of silicones and silanes. With a 13 percent global market share, the division is the world's third-largest producer of silicone products.(13) WACKER SILICONES has an even stronger position in energy-sector elastomers and silicone fluids for certain printing processes such as "non-impact printing." WACKER is the global market leader in silicone applications for masonry protection. The business division's product portfolio ranges from silicone fluids, emulsions, elastomers, sealants and resins through pyrogenic silicas to silanes, used as adhesion promoters, surface modifiers and crosslinkers. Silicones' highly diverse properties open up a vast variety of potential uses in intelligent, customized solutions for numerous sectors. Key application areas include the engineering, electronics and chemical industries, as well as manufacturing of cosmetics, textiles and paper.

Drawing on its wealth of products and extensive employee expertise, the business division offers its customers tailored, one-stop solution strategies. These include the joint development of innovative products, applications and production processes, as well as lab support for product formulation and customers' product certification, plus assistance in scaling up to mass manufacture. WACKER SILICONES thereby supports its customers with suggestions that cut their costs and streamline their business processes.

Business in 2005: Sales Up, Earnings Power Bolstered

The global silicones market has grown steadily over the past few years. Worldwide silicone-product sales totaled some €7.2 billion in 2005.(14) Currently, a shortage of the raw material siloxane is determining global silicone market growth.

WACKER SILICONES' sales increased 7.1 percent to €1,119.3 (2004: €1,045.4) million in the year under review. First, this sales rise is based on price increases. Second, the quantities produced in the year under review exceeded the prior-year figures. This was achieved despite a deflagration at Nünchritz's new siloxane plant in late June. Damages delayed commissioning by three months. In regional terms, the largest growth was achieved in Asia. Of the individual product groups, elastomers — used in the electrical and electronics industries, as well as plastics and rubber processing — posted the strongest sales growth. In 2005, WACKER SILICONES' EBIT was €111.4 million (2004: €105.8 million), an increase of 5.3 percent compared to the prior-year figure. The main earnings-improvement drivers were sales growth and productivity increases.

Presence in China Expanded

WACKER SILICONES is focusing on global competitiveness via efficient cost structures at its integrated sites in Burghausen and Nünchritz. Plus, it offers customer proximity through a worldwide presence. Local added value plays a key role along with the technical centers, which provide WACKER SILICONES customers with on-site product and solution-related expertise.

Besides ongoing scheduled development of Nünchritz into a Center of Excellence for silicone production, WACKER SILICONES also focused on expanding its Asian activities in the year under review. This region's silicone sales have already reached European levels in terms of market volume. In particular, WACKER SILICONES expects China's importance as a silicones market to continue increasing over the next few years.

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(13) Bowrey Consulting, February 2006

(14) Bowrey Consulting, February 2006

For this reason, the business division started gearing up in 2005 for construction of production facilities at Zhangjiagang in China. Besides erecting a silicone elastomer plant scheduled to come on stream in spring 2006, WACKER SILICONES started construction preparations for further plants to produce silicone products and pyrogenic silicas. Construction of a siloxane plant — jointly by WACKER and Dow Corning, again in Zhangjiagang — is expected to proceed as soon as the final remaining regulatory approvals have been issued.

In 2005, WACKER SILICONES enhanced its Shanghai technical center with a new test lab for silicone elastomers. The business division can now provide Chinese silicone customers with even more expertise for developing novel products and processing technologies.

Concurrently with site expansions, WACKER SILICONES worked on strengthening and accelerating its market penetration in China during 2005. A leading textile manufacturing region, China now ranks among the largest textile-auxiliaries markets. To penetrate this sector rapidly, the business division has founded a joint venture with a leading Chinese supplier of silicone-based textile auxiliaries in Shunde (Guangdong province). WACKER DYMATIC SILICONES SHUNDE Co. Ltd. uses market channels established by Dymatic Chemicals Inc. to sell WACKER SILICONES products for the textile, leather and fiber industries.

Product Portfolio Streamlined

With the strategic goal of focusing divisional resources on the most attractive market segments, WACKER SILICONES sold its liquid crystal pigments operations to the Swiss SICPA Group on July 1, 2005. The transaction involved application-related technical expertise for the engraving, security printing, industrial and decorative sectors along with accompanying production equipment and patent and trademark rights for HELICONE® and POLARSHIFT®.

Prospects and Outlook: Continued Expansion and Rising Sales

Nünchritz site expansion should continue as scheduled in fiscal 2006. Additionally, the division intends to foster construction of production plants for siloxane, pyrogenic silicas and finished silicone products at the Zhangjiagang site in China. Based on economists' positive expectations[15] for global economic growth in 2006 — and the resultant stimulus to key application sectors, WACKER SILICONES anticipates rising sales this year.

(15) "Die Lage der Weltwirtschaft und der deutschen Wirtschaft im Herbst 2005" (only in German), publ. Arbeitsgemeinschaft deutscher wirtschaftswissenschaftlicher Forschungsinstitute e.V., Essen, October 19, 2005 and OECD Economic Outlook No. 78, December 2005

WACKER POLYMERS

STRONG IN CONSTRUCTION CHEMICALS AND POLYMER ADDITIVES. HIGHER SALES. REGIONAL EXPANSION CONTINUED. GROWTH EXPECTED IN 2006.

Profile

	2005	2004	Percent change
External sales (in € million)	473.0	424.1	+11.5
Internal sales (€ million)	0.8	0.8	±0
Total sales (€ million)	473.8	424.9	+11.5
EBIT (€ million)	80.9	80.9	±0
R&D expenditures (€ million)	7.9	7.4	+6.8
Employees (Dec. 31)	1,000	986	+1.4

Production sites	Germany:	Burghausen
	USA:	Calvert City, Kentucky
	China:	Wuxi Zhangjiagang
Products	Redispersible powders, construction dispersions	
	Solid resins, surface coating resins	
	Polyvinyl butyrals	
Trademarks	VINNAPAS®, VINNOL®, VINNEX®, PIOLOFORM®, POLYVIOL®	
Application areas	Construction	
	Paints and coatings	
	Printing inks	
	Textiles	
	Automotive interior trim	
	Paper and ceramics	
	Chemical industry	

Market Position: World-Leading Supplier of Redispersible Powders and Construction Dispersions

With a market share of around 50 percent, WACKER POLYMERS is the global market leader in redispersible powders and construction dispersions.[16] The division produces binders and polymer additives in the form of redispersible powders and dispersions, polyvinyl acetates, surface coating resins, polyvinyl butyrals and polyvinyl alcohol solutions. These products are used in numerous industrial applications and as basic chemicals. High-tech trademarks such as VINNAPAS®, VINNOL®, PIOLOFORM® and POLYVIOL® are primarily used in automotive engineering, construction chemicals, paper and adhesives, as well as in the production of printing inks and surface coatings. First and foremost, the construction industry uses WACKER POLYMERS' products to optimize the properties of tile adhesives, thermal insulation adhesives, mortars and self-leveling compounds. In addition, WACKER's polymers are used as binders in surface and other industrial coatings, in the production of printing inks, as auxiliaries for plastic automotive parts and in the manufacture of chewing gum. The division's high level of R&D expertise and its technical centers in Germany, the USA, China, Russia, Brazil, and the United

(16) AC Treuhand AG 2005

Arab Emirates form the basis for the individually-tailored and solution-oriented technical support that WACKER POLYMERS offers its customers.

Business in 2005: Sales Boosted, Earnings at Prior-Year Level

In 2005, WACKER POLYMERS generated sales of €473.8 million (2004: €424.9 million). This represents an 11.5 percent year-on-year increase. The markedly growing redispersible powder business and sales volume increases for surface coating resins and dispersions were key contributors. In regional terms, markets in Asia and the Americas experienced above-average growth. Due to higher raw-material and energy prices — which were only partially passed on via pricing — EBIT remained constant at €80.9 million (2004: €80.9 million).

Presence in Asia, Eastern Europe and Brazil Bolstered

WACKER POLYMERS currently sees further growth opportunities specifically in eastern Europe and Asia — especially China. Consequently, the division expanded its presence in these regions in the period under review. At WACKER's Zhangjiagang site in China, WACKER POLYMERS commissioned a spray dryer for the production of VINNAPAS® redispersible powders in late August. WACKER POLYMERS' aim in building the new plant in this important growth market is to secure and expand its position as the world's leading manufacturer of redispersible powders.

WACKER POLYMERS' technical centers play a key role in the divisional strategy for market development. The centers research country-specific construction applications and test local raw materials. They collaborate closely with scientific institutes, standards committees and governmental bodies, thereby contributing significantly toward formulating standards and regulations on using construction chemicals.

In the year under review, WACKER POLYMERS expanded its Moscow technical center by installing a test wall for exterior insulation and finish systems (EIFS). A special climate chamber simulates widely diverse conditions ranging from tropical humidity to rain and permafrost. This enables the local testing and implementation of customer EIFS specifications for the Russian market.

In 2005, WACKER POLYMERS boosted its South American presence with a completely new technical center in Jandira, Brazil. As with the other technical centers, the focus is on providing customers with optimum support for new product developments and on promoting internationally recognized quality standards in the construction industry.

Prospects and Outlook: Further Growth Expected

Higher energy costs have led to increasing demand for EIFS worldwide — which will probably continue in 2006 as well. In addition, the share of tiled surface per housing unit has been continually growing for years. These two factors will probably lead to yet further increases in redispersible-powder demand. WACKER POLYMERS sees additional potential in redispersible-powder-based sealant slurries for tunnel construction and mining, as well as in the repair of mineral-based water pipes. In accordance with expected developments and in light of the division's strong redispersible-powders market position, WACKER POLYMERS expects sales increases again in 2006.

WACKER FINE CHEMICALS

EXPERIENCED PARTNER FOR CHALLENGING CUSTOMER PROJECTS. INCREASED SALES AND EARNINGS. CAPACITY EXPANSIONS OPEN UP GROWTH PROSPECTS.

Profile

	2005	2004	Percent change
External sales (€ million)	104.1	94.5	+10.2
Internal sales (€ million)	6.4	8.8	–27.3
Total sales (€ million)	110.5	103.3	+7.0
EBIT (€ million)	10.1	8.5	+18.8
R&D expenditures (€ million)	6.1	5.9	+3.4
Employees (Dec. 31)	321	311	+3.2

Production sites	Germany: Burghausen Jena USA: Eddyville, Iowa
Products	Fine chemicals Organosilanes Chiral building blocks Pharmaceutical proteins (biologics) Biotech products such as cyclodextrins, cyclodextrin complexes, cystine and cysteine Basic chemicals
Trademarks	CAVAMAX®, CAVASOL®, OmegaDry®
Application areas	Cosmetics and food Household and personal care Pharmaceuticals and agrochemicals Specialty chemicals Chemical industry

Market Position: Experienced Partner for Custom-Manufacturing Projects

WACKER FINE CHEMICALS has an innovative product portfolio and long-standing expertise in organic syntheses, silane chemistry and biotechnology. One focus is the execution of challenging chemical and biotech custom-manufacturing projects. WACKER FINE CHEMICALS' product range includes chiral synthetic building blocks, silanes and organic intermediates, natural and bio-engineered cyclodextrins and cysteine, as well as pharmaceutical proteins. Products are used in pharmaceuticals, agrochemicals, cosmetics, personal care, household, food, specialty chemicals and industrial applications.

Business in 2005: Sales and Earnings Growth

Newly formed at the beginning of the year under review, the WACKER FINE CHEMICALS business division and its pooled activities performed well in 2005. WACKER FINE CHEMICALS generated sales of €110.5 million (2004: €103.3 million), a year-on-year increase of 7.0 percent. The key to this growth was boosted sales at the Bio unit, responsible for such biotech products as cyclodextrins, cysteines and pharmaceutical proteins. In earnings terms, the division saw an even bigger increase. EBIT in the year under review was up by 18.8 percent, rising to €10.1 million (2004: €8.5 million).

Biotechnology: Expertise Enhanced

Therapeutically active proteins — contract-manufactured for pharma companies using biotech processes — are becoming increasingly important for the development of new drugs. WACKER FINE CHEMICALS has a very innovative *E. coli*-based production system for such actives, also known as "biologics." Originally developed to manufacture enzymes for producing cyclodextrins, this secretion system's special properties have notable advantages in certain applications compared to conventional systems. A higher product yield is just one of the many benefits.

To accelerate entry into the biologics market, WACKER FINE CHEMICALS acquired the Jena-based biotech company ProThera GmbH at the start of 2005. This company is now called Wacker Biotech GmbH. It has extensive project experience thanks to the former ProThera's collaborative ventures with various international pharmaceutical manufacturers. A proprietary high-cell-density technique facilitates higher yields and comparatively low costs during production of certain biologics.

Services offered by Wacker Biotech GmbH span the entire process chain from genes through to highly pure protein actives. The company accompanies its customers every step of the way from process development through production of clinical test samples and complete registration documentation, right through to market supply. Recombinant protein actives are manufactured to cGMP standards (current Good Manufacturing Practice).

In the year under review, Wacker Biotech GmbH, for instance, performed a feasibility study for MorphoSys AG demonstrating that the WACKER secretion system could very effectively produce a candidate active ingredient from MorphoSys. A joint agreement was drawn up allowing MorphoSys to use the WACKER secretion system for its own projects and partner projects. MorphoSys can now produce antibody fragments even more efficiently than before.

Prospects and Outlook: Capacity Expansion Planned

WACKER FINE CHEMICALS expects further medium and long-term growth in the biologics field. The division is considering further capacity expansion, to be determined by acquisition of additional customer projects and continued high capacity utilization of its production facilities. Capacity expansions are also being considered at the Eddyville (USA) site. Growth in fine chemicals contract manufacturing, on the other hand, depends on the realization of new projects by the pharmaceutical industry. Here, WACKER FINE CHEMICALS is seeking to use its broad technology base for tapping new areas of activity in nascent, uncrowded high-growth markets.

WACKER POLYSILICON

AN INTERNATIONALLY LEADING PRODUCER. EARNINGS GROWTH OUTPACES SALES INCREASE. PRODUCTION CAPACITIES BEING EXPANDED. FURTHER DEMAND GROWTH EXPECTED.

Profile

	2005	2004	Percent change
External sales (€ million)	132.5	109.1	+21.5
Internal sales (€ million)	155.6	149.7	+3.9
Total sales (€ million)	288.1	258.8	+11.3
EBIT (€ million)	66.2	46.7	+41.8
R&D expenditures (€ million)	5.3	6.0	−11.7
Employees (Dec. 31)	832	769	+8.2

Production sites	Germany: Burghausen Stetten
Products	Hyperpure polycrystalline silicon Chlorosilanes Pyrogenic silicas Salt and caustic soda
Application areas	Semiconductor and solar industries

Market Position: Quality and Technology Leadership

In 2005, WACKER POLYSILICON reached a global market share of around 19 percent for polycrystalline hyperpure silicon (polysilicon).[17] By Wacker Group estimates, the division is thus the world's second-largest polysilicon producer. Driven by in-depth research, WACKER's Burghausen site has been supplying hyperpure polysilicon to the semiconductor industry for over 50 years — making it a trailblazer in this field. With polysilicon demand continually rising, WACKER POLYSILICON has substantially expanded capacity since the early 1990s. The company has also been increasingly supplying the photovoltaics industry for six years now. The business division views itself as 2005's global-market leader in the dynamically growing solar-grade polysilicon sector.

WACKER POLYSILICON's product portfolio includes polysilicon, chlorosilanes, pyrogenic silicas, and salt. Polysilicon — as granules, chunks of all sizes, and rods — is required for producing silicon monocrystals and multicrystals for electronic components and solar cells. Chlorosilanes are primarily used in the business division's production of polysilicon. Pyrogenic silicas, which WACKER POLYSILICON also produces, serve as starter materials for many applications in the manufacture of silicones, resins, paints and toners (WACKER SILICONES is in charge of pyrogenic-silica marketing). The division is also active in industrial and commercial salt (extracted from the Group's own mines in Stetten, Germany) as well as caustic soda generated by the chlorine electrolysis process in Burghausen, Germany.

Business in 2005: Earnings Growth Outpaces Sales Increase

The polysilicon market experienced strong growth in the year under review. First, the photovoltaic sector's extremely strong upswing fueled demand in 2005. Second, the silicon wafer market recovered and generated increasing sales volumes compared to the previous year.

(17) SEMI

Consequently, polysilicon demand also rose is this sector. WACKER POLYSILICON accordingly boosted year-on-year sales by slightly over 11 percent to €288.1 million (2004: €258.8 million). In particular, external purchasers of solar-grade polysilicon were crucial in powering demand growth. With full capacity utilization, a further boost was provided via sales of warehouse stock. Moreover, high sales volumes for road salt positively impacted revenues in the year under review. EBIT reached €66.2 million (2004: €46.7 million). Earnings thereby even soared by 41.8 percent.

Production Capacity Expanded

In the year under review, WACKER POLYSILICON continued to expand production capacities, which totaled an annual 5,500 metric tons. In late April, the division announced additional production expansion. Completion of "expansion stage 6," scheduled for the end of 2007, will increase WACKER POLYSILICON's nominal capacity by a further 3,500 tons annually. Construction work began in the year under review — the official cornerstone ceremony was held January 12, 2006. Together with other ongoing expansion measures, this means WACKER POLYSILICON's production capacity will probably run at over 9,000 tons of polysilicon annually from 2008 on.

Successful Pilot Production of Granular Polysilicon

To provide the photovoltaics industry with new ways of producing silicon crystals, WACKER POLYSILICON has developed a novel process for granular polysilicon. Based on the fluidized-bed technique (with trichlorosilane as feedstock), the process was tested on an industrial scale at two pilot reactors in the year under review. Granular silicon is especially suited for continuous crystallization processes. Customers supplied with trial samples of the new material have all corroborated its suitability for solar applications. Plans call for rapidly transferring the new process to corresponding production capacities, provided the pilot operation continues producing positive results.

Prospects and Outlook: Further Demand Growth Expected

WACKER POLYSILICON is well-positioned for further growth in the photovoltaics and electronic segments. The solar and semiconductor sectors' current health gives grounds to expect further polysilicon demand growth in 2006 and subsequent years. In view of existing supplier contracts, WACKER POLYSILICON anticipates its production capacities will remain fully utilized in 2006.

Siltronic

A LEADING WAFER PRODUCER. SALES INCREASED, POSITIVE EBIT ACHIEVED. HIGHER PRODUCTIVITY, LOWER COSTS. CAPACITY EXPANSION SLATED FOR 300-MM WAFER SEGMENT.

Profile

	2005	2004	Percent change
External sales (€ million)	912.5	812.5	+12.3
Internal sales (€ million)	12.5	1.2	n.m.[18]
Total sales (€ million)	925.0	813.7	+13.7
EBIT (€ million)	5.8	–100.7	n.m.[18]
R&D expenditures (€ million)	65.4	71.0	–7.9
Employees (Dec. 31)	5,631	6,032	–6.7

Production sites	Germany:	Burghausen Freiberg
	Japan:	Hikari
	Singapore:	Singapore
	USA:	Portland, Oregon
Products	Silicon wafers up to 300 mm in diameter Silicon monocrystals up to 200 mm in diameter (crucible-pulled and float zone) and 300 mm in diameter (crucible pulled)	
Application areas	Microelectronic components Computers Telecommunications Industrial control equipment Automotive Consumer electronics Aerospace	

Market Position: Partner for Leading Global Semiconductor Companies

WACKER has been active in silicon-wafer technology and production for over 50 years and ranks among the pioneers in this field. Today, Siltronic AG houses the various related business activities. Siltronic is one of the world's top manufacturers of hyperpure silicon wafers and a partner for many leading chip manufacturers. In 2005, the division's customers included the world's 20 largest semiconductor companies.[19] Siltronic's European, Singaporean, Japanese and U.S. production facilities develop and manufacture silicon wafers with diameters up to 300 mm. Silicon wafers form the basis of modern micro and nanoelectronics found, for instance, in computers, cellphones, internet routers, DVD players and TFT screens. Plus, they are indispensable components in navigation systems, airbags, computer tomography, and flight control systems. Discrete semiconductor components (e.g. transistors or rectifiers) and microprocessors and memory chips are some of the many products manufactured from silicon wafers.

(18) Not meaningful

(19) IC Insights, November 2005

Business in 2005: Sales Increased, Profitability Reached

After 2005's weak first quarter, the silicon-wafer market improved markedly during the rest of the year. In terms of wafer surface area sold, the market as a whole grew 6 percent in 2005. 300-mm segment growth, at 69 percent, was well above the overall average.[20]Under these good conditions, Siltronic generated sales of €925.0 million (2004: €813.7 million) in 2005 — a year-on-year gain of 13.7 percent. Asian markets, in particular, were responsible for this growth. The improvement in earnings was even better. With an EBIT of €5.8 million (2004: € –100.7 million), Siltronic reached profitability, thereby contributing positively to consolidated profits in 2005. Compared to the prior-year figure, the increase amounted to more than €106 million.

Basis for Turnaround: Extensive Cost-Cutting and Productivity-Boosting Measures

Extensive measures of the past two years — aimed at cutting costs, raising productivity and increasing competitiveness — all paid off in 2005. For example, following the closure of two 200-mm wafer plants — in Kulim (Malaysia) in 2003 and Wasserburg (Germany) in 2004 — utilization significantly increased at the other 200-mm production locations in Singapore, Hikari (Japan) and Portland (USA) in 2005. More 200-mm wafers were manufactured in 2005 at the remaining sites than in 2003 at all sites, including the ones now closed. This positively affected production costs. The Operational Excellence program initiated in the year under review led to additional cost savings in the double-digit millions. The focus includes strategic purchasing, site and production-specific reengineering, quality-system improvements, and innovation-process and supply-chain optimization. Furthermore, timely completion of the Freiberg site's capacity expansion for 300-mm wafers contributed to the turnaround, as Siltronic was able to exploit above-average 300-mm wafer demand in 2005 via these new production facilities. Thanks to markedly improved competitiveness, high capacity utilization and growth that outpaced the market, Siltronic increased its market share[21] and reaped above-average benefits from the market upswing.

Prospects and Outlook: Further 300-mm Wafer Capacity Extension Planned

The SEMI trade association[22] and Gartner's analysts[23] expect the 300-mm wafer segment to continue markedly above-average growth within the sector through 2008. Consequently, Siltronic intends to continue expanding production capacities in this growth segment. Thus, on November 23, 2005, the company decided to expand combined 300-mm capacity by up to 110,000 wafers per month at the Burghausen and Freiberg sites.

In 2005, 42 percent of the wafer surface area produced worldwide was consumed in Asia (excluding Japan).[24] In order to exploit the surge in wafer demand in this region, Siltronic signed a letter of intent with Samsung Electronics Co. Ltd. in January 2006 to set up a 50/50 joint venture for constructing a high-volume 300-mm production facility in Singapore.

---

(20) SEMI

(21) SEMI SMG

(22) SEMI SMG Midyear Forecast Results, September 2005

(23) Gartner, August 2005

(24) SEMI SMG

Financial Review

Changes in Ownership Structure

In August 2005, Hoechst Beteiligungsverwaltungs GmbH sold its share of capital stock in Wacker-Chemie GmbH, totaling €127.8 million. This shareholding was purchased by Blue Elephant Holding GmbH. The change in ownership occurred when Wacker Chemie still had the legal form of a GmbH (private limited company).

Change in Parent Company's Legal Form

In November, Wacker-Chemie GmbH's legal form was changed to an AG (stock corporation). Since then, the Group has been operating as Wacker Chemie AG. The ownership structure was not altered by the change in legal form. The number of non-par value shares is 52,152,600, of which Wacker Chemie AG holds 7,823,000 as own shares. There are no preferred stocks. The articles of incorporation were revised due to the change in legal form. In December 2005, Dr. Alexander Wacker Familiengesellschaft mbH informed Wacker Chemie AG that it directly owns over 50 percent of Wacker Chemie AG's capital stock. Also in December 2005, Blue Elephant Holding GmbH informed Wacker Chemie AG that it directly owns over 25 percent of Wacker Chemie AG's capital stock.

Purchase of Own Shares

In August 2005, then still a GmbH, Wacker Chemie purchased own shares with a nominal value of €39,115,000 at a price of €142.6 million in cash. In Wacker Chemie AG's individual financial statements, these shares are listed as own securities. In the IFRS-compliant consolidated financial statements, they are listed separately as reductions within equity. The purchase of own shares led to an increase in financial liabilities.

Accounting Method Changeover

As of fiscal 2005, the consolidated financial statements are compiled according to IFRS instead of German GAAP (HGB) regulations. The comparable figures for 2004 are also accounted for under IFRS. The resultant effects for fiscal 2004 are shown in the Notes. The changes concern differences in approach and evaluation, as well as an altered presentation form for the figures in the consolidated financial statements.

Minority Interests in Group Companies Having the Legal Form of Partnerships

In accordance with applicable IFRS standards, such shares must be listed as borrowed funds and no longer as minority interests in equity capital. These standards were observed regarding 2004 and 2005. As a result, minority interests in the consolidated income statement are no longer listed directly after "result for the period." Instead, this item receives a separate line in the consolidated income statement entitled "limited partnership interests" since the companies involved are limited partnerships. Similarly, a separate line appears in the balance sheet under long-term liabilities. In the consolidated statement of cash flows, dividends from these partnerships paid to Group third parties are shown as "Withdrawal of limited partnership capital." Further details are to be found in the Notes.

Income from Discontinued Operations

In accordance with IFRS standards, these items must be shown in a separate line in the consolidated income statement — and as a separate item in the balance sheet. In 2004, this

pertained to the sale of WACKER CERAMICS. As this division was sold in mid-2004, it is no longer included in the consolidated balance sheet as per December 31, 2004. Consequently, the consolidated income statement figures from 2004 were adjusted accordingly for every individual item. The total result is stated in the line "Net result from discontinued operations." Thus, the "Net result from continuing operations" is comparable for 2004 and 2005. WACKER CERAMICS is also no longer included in the segment information in the Notes for 2004. Further related details are shown in the Notes.

General Economic and Business Environment

The general business environment and the Group's performance are covered in the first part of the Management Report.

Portfolio Changes

Contrary to 2004, there were no major portfolio changes in 2005. Peripheral activities at WACKER SILICONES were sold, the details of which can be found in the segments section in the first part of the Management Report. The proceeds from these sales lie in the low one-digit €-million range. The number of employees declined only slightly as a result of the divestments.

Profit Trend

The Group was able to markedly boost its sales in 2005 by €251.4 million to €2,755.7 million. EBIT increased by €150.5 million to €260.9 million. This change contains special influences which are described in the "WACKER Group: Business Development" section. The development of Group operations is shown in the individual business division sections in the first part of the Management Report.

WACKER reported a marked EBIT increase in the "Corporate functions/other" segment, too. This was the result of the special items mentioned earlier and specified as follows. In the second quarter of 2005, the Group sold impaired loans and interests relating to the Vinnolit Group. The sale of the loans led to proceeds of €19.7 million under other income. The sale of the interest generated additional income of €3.0 million. Together, these items increased EBIT by €22.7 million. Furthermore, a €10.0 million reversal in provisions and accruals resulted in additional non-recurring proceeds. These items enhanced EBIT by €32.7 million.

The interest result saw a year-on-year improvement of €1.6 million, despite the fact that financial liabilities grew by €32.7 million. The reason for this was that financial liabilities during the year were not included in the year-end total, since the increase in liabilities did not occur until late August 2005 via the repurchase of own shares.

The remaining financial result (other financial expenses and revenues) improved, primarily due to the declining accrued-interest effects on provisions and liabilities.

Although earnings before taxes improved by €156.0 million, income tax only increased by € 0.7 million. The major reason for this is that loss carryforwards are/were still in effect for some Group companies. This means that either no taxes — or only strongly reduced effective taxes — applied to the positive results of the year under review. Two key effects had an impact on deferred taxes. Firstly, a deferred tax liability of some €30 million — which was formed for intra-Group transactions in the previous year — was dissolved in a tax-reducing manner in the year under review. The reason was that the difference on which these provisions were based no longer existed. Secondly, the improvement in earnings at some Group companies increases the opportunity to exploit existing loss carryforwards in the years to come. Deferred taxes on

prospectively realizable loss carryforwards also led to an improvement in the tax result. Details on tax reconciliation are contained in the Notes.

As a result of the above-mentioned issues, the net result from continued business activities rose by €155.3 million.

Balance Sheet Trend

Compared to the previous year, total assets increased by €69.1 million (or 2.4 percent) from €2,815.4 million to €2,884.5 million.

On the assets side, long-term assets declined by €17.6 million. This was almost exclusively a result of the above-mentioned sale of a loan relating to Vinnolit GmbH & Co. KG. The increase in total assets was primarily due to short-term assets. Above all, inventories and trade receivables experienced strong year-on-year increases due to the positive operational-business trend which continued through to the end of 2005.

On the liabilities side, equity capital only increased by €24.1 million despite a positive net result of €143.9 million. This was due to the above-mentioned repurchase of own shares totaling €142.6 million. Thus, the remaining increase primarily resulted from exchange-rate translation of non-eurozone subsidiaries' financial statements. Compared to the prior-year figure, the equity ratio remained virtually the same at 32.5 percent (2004: 32.4 percent).

Liabilities increased by €45.0 million, of which €32.7 million is accounted for by the rise in financial liabilities. This balance sheet item was also the main cause for the strong increase in long-term liabilities and the reduction in short-term liabilities compared to the prior-year figures. Whereas long-term financial liabilities accounted for 66.7 percent of total liabilities in 2004, the comparable figure at the end of 2005 was 94.1 percent. The rise in short-term tax provisions is due to the largely completed statutory tax audits of domestic Group companies and their expected delayed tax payments in the following fiscal year. For this reason, long-term tax provisions have declined.

Financial Situation

Beside the financial liabilities listed, the Group also has unused credit lines to secure the financing of necessary investments for the future. Plus, WACKER POLYSILICON also strives to finance its ambitious expansion plans partly via suppliers' advance payments. This has already led to a marked increase in remaining long-term liabilities (customers' advance payments) in the current consolidated financial statements.

In fiscal 2005, additions for property, plant and equipment dropped markedly by €67.7 million compared to the prior-year figure. This is primarily due to the completion of 300-mm wafer production expansion at Siltronic's Freiberg site. The first part of this Management Report looked in detail at investments, spent largely on divisional and regional projects.

The net cash flow as the sum of cash flow from operating and investment activities rose by around €8 million. It must be taken into account that the prior-year's cash flow from operating activities contained a non-recurring €105.1 million item relating to the sale of WACKER CERAMICS. For more details, turn to the statement of cash flows that appears later in the consolidated financial statements section.

Outlook

Taking into account the premises stated earlier in the Management Report, WACKER is expecting sales and EBIT growth for 2006. Interest expenses, the remaining financial result and the result

from limited partnership interests will also rise, such that EBIT's growth will not be fully reflected in pre-tax earnings. Nonetheless, improved pre-tax earnings will also lead to higher income tax. Provided that the tax-related conditions do not substantially change, WACKER nevertheless expects a higher net result. However, the net results' increase will probably not be as strong as the rise in EBIT.

Risk Management

As a globally operating company, WACKER is exposed to numerous risks in chemical and semiconductor markets. Increasing competition and globalization mean these risks are steadily growing, and inseparably linked to every business endeavor. This makes risk management (and a specific risk management system) an important component in all decision-making and business processes. Operating sectors also assume risk management duties as part of their worldwide responsibility. The WACKER Group has extensive reporting and control mechanisms to detect operation risks early and to implement appropriate action when necessary. Monthly business reports and forecasts for coming months submitted to the Executive Board facilitate, above all, the accurate assessment of market trends. Furthermore, overarching committees meet regularly to exchange information with the goal of communicating, quantifying and discussing solutions to Group-wide risks. The risk management system is regularly checked — internally by Corporate Auditing and externally by the auditors — as part of the annual audit.

The main risks involved in the business are:

• Market Risks

Strong competition in most of WACKER's sales markets clearly affects product prices. To counter market risks, WACKER strives to steadily expand the share of resilient business sectors in its product portfolio and to rank among the global leaders in every area of activity — which also includes achieving long-term customer loyalty via excellent product quality.

• Supply Risks

As a chemical company, WACKER relies on the availability of raw materials, intermediates and energy for manufacturing purposes. In some areas, the Group relies on only one supply source for the procurement of production equipment. WACKER's corporate departments and operating sectors constantly monitor supply markets, trying to identify any risks to business and profitability in advance, so that the Group can react quickly to supply-related changes.

• Risk of Loss or Damage

This type of risk includes fire, explosion, environmental damage and product liability. WACKER emphasizes the fundamental responsibility for safety, health and the environment, as well as communicates globally binding rules and strategies. Adequate insurance coverage exists in the event of loss or damage. WACKER has also installed an emergency response plan, accompanied by regular appraisal and training. WACKER is subject to a series of local environmental laws and provisions pursuant to the storage, handling, disposal, emissions and registration of toxic and hazardous materials used during production. WACKER deals with this risk by conducting extensive maintenance and regular inspections of its facilities. Moreover, soil samples are taken on a regular basis to identify possible contamination in time.

- **Emissions Allowances**

Through the Kyoto protocol, a large number of countries have committed themselves to international emission-reduction targets. One consequence of this is the limitation of emissions allowances for energy-intensive industries, especially in terms of CO_2. The EU intends to achieve this target by granting emissions allowances to the affected industrial companies and energy producers. These emission allowances are initially effective for the period 2005 until 2007, after which they are re-issued on a three-year basis. Fines are levied if actual emissions exceed the allocated emissions allowances (emission certificates). The emission certificates represent a tradable asset which can be bought and sold within the EU. WACKER is affected by these regulations — which have been adopted into German law — at its sites in Burghausen and Nünchritz, Germany. Consequently, all organizational and personnel-related arrangements have been made to fulfill the requirements resulting from German regulations (monitoring, data logging, controlling and management of emissions; documentation and procedures, etc). Respective emission certificates were issued to WACKER in the spring of 2005. For this reason, the Group does not expect to incur any negative effects from these regulations in the period up until 2007. Nevertheless, an early-warning system has been installed to quickly initiate measures should emission allowances appear insufficient and to serve as a basis for emission-reduction decisions.

- **Financial Risks**

The following policy is in effect for all product and service-related receivables: to minimize default risks, it is important to demand collateral (retention of title, for example) depending on the type and size of the service provided, and to retrieve credit reports or references, or historical data from the business relationship to date — particularly payment histories. Wacker Chemie AG and Siltronic AG introduced a data-processing system to prevent the acceptance of a customer's order if the customer is suspected of not being able to effect payment. Moreover, WACKER also has comprehensive coverage against the remaining credit risks caused by payment delays or difficulties in collecting outstanding accounts. In the year under review, no sizable losses of receivables or allowances for bad debts were recorded.

In the normal course of business, WACKER is exposed to currency, interest and pricing risks. To hedge against such risks, derivatives are employed, especially forward exchange contracts, currency options, and interest and currency swaps, as well as combined instruments. Derivatives are only used if covered by operations-related items, investments and financing. The Group does not engage in speculative transactions. In the case of derivatives, WACKER is exposed to a credit risk arising from the non-performance of contractual agreements by the contracting partners. For this reason, business is only conducted with financially sound banks. Generally accepted procedures are used for evaluating open items. Treasury business is governed by standard corporate procedures and is subject to rigorous controls. Responsibilities for performing and controlling treasury business are kept strictly segregated.

Management of currency and interest risks is handled by Wacker Chemie AG and by Siltronic AG. In doing so, the company differentiates between operational and strategic hedging, with specific and general hedging being used in both cases.

In the chemical industry, precious metal catalysts (platinum, gold) are sometimes needed for production facilities. To a degree, forward transactions are used to financially hedge the company's precious-metal needs. Hedging is employed as needed and in accordance with actual and forecast price developments on international raw materials markets for precious metals.

Key figures on hedging policies are contained in the Notes.

- **Legal Risks/Patent Risks**

Legal risks may arise due to the vast range of tax, trade, patent, anti-trust and environmental laws and regulations. To counter these risks, the Group bases its decisions on extensive legal counsel. Via reviewing of patent regulations, the Group intends to determine — prior to initiating R&D activities — to what extent existing third-party patents and intellectual property rights could impair competitive marketing of newly developed products, technologies and processes. Moreover, legal counsel regarding patent regulations aims to prevent the misuse of WACKER's patented products, technologies and processes.

- **SUPPLEMENTARY REPORT**

Between the balance sheet date (December 31, 2005) and approval date (March 6, 2006), nothing occurred that would have a major influence on the financial situation.

Auditors' Report

We have audited the consolidated financial statements prepared by the Wacker Chemie AG, Munich, comprising the balance sheet, the income statement, statement of changes in equity, cash flow statement and the notes to the consolidated financial statements, together with the group management report for the business year from January 1 to December 31, 2005. The preparation of the consolidated financial statements and the group management report in accordance with IFRSs, as adopted by the EU, and the additional requirements of German commercial law pursuant to § 315a Abs. 1 HGB are the responsibility of the parent company's management. Our responsibility is to express an opinion on the consolidated financial statements and on the group management report based on our audit.

We conducted our audit of the consolidated financial statements in accordance with § 317 HGB [Handelsgesetzbuch "German Commercial Code" and German generally accepted standards for the audit of financial statements promulgated by the Institut der Wirtschaftsprüfer (IDW). Those standards require that we plan and perform the audit such that misstatements materially affecting the presentation of the net assets, financial position and results of operations in the consolidated financial statements in accordance with the applicable financial reporting framework and in the group management report are detected with reasonable assurance. Knowledge of the business activities and the economic and legal environment of the Group and expectations as to possible misstatements are taken into account in the determination of audit procedures. The effectiveness of the accounting-related Internal control system and the evidence supporting the disclosures in the consolidated financial statements and the group management report are examined primarily on a test basis within the framework of the audit. The audit includes assessing the annual financial statements of those entities included in consolidation, the determination of entities to be included in consolidation, the accounting and consolidation principles used and significant estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements and group management report. We believe that our audit provides a reasonable basis for our opinion.

Our audit has not led to any reservations.

In our opinion, based on the findings of our audit, the consolidated financial statements comply with IFRSs, as adopted by the EU, the additional requirements of German commercial law pursuant to § 315a Abs. 1 HGB and give a true and fair view of the net assets, financial position and results of operations of the Group in accordance with these requirements. The group management report is consistent with the consolidated financial statements and as a whole provides a suitable view of the Group's position and suitably presents the opportunities and risks of future development.

Munich, March 10, 2006

KPMG Deutsche Treuhand-Gesellschaft
Aktiengesellschaft
Wirtschaftsprüfungsgesellschaft

Dr. Hoyos Wirtschaftsprüfer	Rohrbach Wirtschaftsprüfer

Audited Annual Consolidated Financial Statements (German GAAP) of Wacker Chemie GmbH as of and for the year ended December 31, 2004

Consolidated Income Statement

	Note	2004	2003
		€ million	€ million
Sales	(5)	2,542.8	2,467.6
Costs of goods sold		(1,906.7)	(1,941.4)
Gross profit from sales		636.1	526.2
Selling expenses		(295.1)	(293.1)
Research and development		(151.5)	(151.7)
General administration expenses		(93.6)	(104.5)
Other operating income	(6)	194.2	169.4
Other operating expenses	(7)	(94.8)	(205.1)
Operating result		195.3	(58.8)
Investment result	(8)	11.2	22.8
Financial result	(9)	(36.8)	(36.5)
Result from ordinary business operations		169.7	(72.5)
Income tax	(10)	(90.2)	(22.9)
Net profit/loss (–)		79.5	(95.4)
Minority interests	(18)	(11.2)	14.9
Consolidated profit/loss (–)		68.3	(80.5)

Consolidated Balance Sheet as of December 31, 2004

	Note	2004	2003
		€ million	€ million
ASSETS			
Intangible assets	(11)	18.4	17.3
Property, plant and equipment	(12)	1,494.9	1,518.7
Financial assets	(13)	77.4	92.7
Fixed assets		1,590.7	1,628.7
Inventories	(14)	366.1	395.5
Trade receivables		332.7	333.7
Other receivables and other assets		138.2	120.0
Accounts receivable and other assets	(15)	470.9	453.7
Securities		0.2	0.0
Cash, cash in banks and checks		24.5	23.4
Cash and cash equivalents		24.7	23.4
Current assets		861.7	872.6
Prepaid expenses	(16)	2.6	3.5
Deferred taxes		0.0	0.3
		2,455.0	2,505.1

	Note	2004	2003
		€ million	€ million
LIABILITIES			
Subscribed capital, Wacker-Chemie GmbH		260.8	260.8
Capital reserves, Wacker-Chemie GmbH		202.5	202.5
Revenue reserves		176.5	256.9
Consolidated profit/loss (–)		68.3	(80.5)
translation adjustment		(58.7)	(41.4)
Minority interests		29.2	28.3
Equity	(17)	678.6	626.6
Accruals for pensions and similar benefits	(19)	282.3	274.4
Other provisions and accruals	(20)	372.4	363.9
Provisions and accruals		654.7	638.3
Borrowings	(21)	851.4	995.7
Trade liabilities		207.2	175.9
Other liabilities	(22)	63.1	68.6
Liabilities		1,121.7	1,240.2
		2,455.0	2,505.1

Consolidated Statement of Cash Flows

	2004	2003
	€ million	€ million
Net profit/loss (–)	79.5	(95.4)
Depreciation/reversed depreciation of fixed assets	312.0	420.8
Changes in provisions and accruals	41.5	(9.5)
Result from disposal of business activities	(61.9)	0.0
Other non-cash expenses and revenues	1.8	1.6
(Loss)/profit on Disposal of fixed assets	(4.5)	0.4
Changes in inventories	2.4	22.7
Changes in trade receivables	(21.1)	12.5
Changes in other receivables, other assets	(20.7)	(13.0)
Changes in liabilities	37.4	0.6
Cash flow from operating activities	366.4	340.7
Investment in property, plant, equipment and intangibles	(365.4)	(310.9)
Investment in financial assets	0.0	(2.1)
Income from disposal of property, plant, equipment and intangibles	15.2	5.1
Income from disposal of financial assets	16.1	2.2
Income from disposal of business activities	105.1	0.0
Acquisition of shares in subsidiaries	0.0	(26.1)
Cash flow from investment activities	(229.0)	(331.8)
Transfer to equity — paid-in capital from minority shareholders	3.2	0.5
Dividends paid to minority shareholders	(13.0)	(21.5)
Change in bank liabilities	(120.9)	71.3
Change in other borrowings	(4.5)	(63.7)
Cash flow from financing activities	(135.2)	(13.4)
Changes in cash flow due to exchange rate fluctuations	(0.8)	(2.7)
Changes in cash flow due to changes in scope of consolidation	(0.1)	0.0
Change in cash and cash equivalents	1.3	(7.2)
At beginning of year	23.4	30.6
At year-end	24.7	23.4

Notes to the Consolidated Financial Statements

1. Accounting Principles

The consolidated financial statements are prepared in accordance with up according to the rules laid down in the German Commercial Code (Handelsgesetzbuch/HGB). The Income Statement, the Balance Sheet and the Statement of Cash Flows precede these notes. In the Income Statement and the Balance Sheet we have grouped together certain mandatory items for better understanding; as required, these are presented and explained separately in these notes. All amounts are in millions of euros, unless expressly stated otherwise.

2. Consolidation Principles

Scope of consolidation

The consolidated financial statements include the individual financial statements of Wacker-Chemie GmbH and its subsidiaries. Subsidiaries are companies in which Wacker-Chemie GmbH directly or indirectly has a voting majority or uniform control.

Joint ventures and associated companies are entities where Wacker-Chemie GmbH exercises significant influence, normally holding 20-50 percent of the votes. These entities are included in the consolidated financial statements at equity.

Companies in which Wacker-Chemie GmbH has less than a 20-percent shareholding are shown in the consolidated financial statements at the lower of acquisition cost or current value.

	Domestic	Foreign	Total
Fully consolidated subsidiaries (incl. parent company)			
Jan. 1, 2004	17	41	58
Additions and transfers	0	2	2
Disposals and mergers	(2)	(3)	(5)
Dec. 31, 2004	15	40	55
Companies consolidated at equity			
Jan. 1, 2004	1	4	5
Disposals and mergers	0	(1)	(1)
Dec. 31, 2004	1	3	4
Non-consolidated subsidiaries[1]			
Jan. 1, 2004	1	0	1
Dec. 31, 2004	1	0	1
Total			
Jan. 1, 2004	19	45	64
Additions and transfers	0	2	2
Disposals and mergers	(2)	(4)	(6)
Dec. 31, 2004	17	43	60

1 Not consolidated because of insignificance

The additions/transfers of fully consolidated subsidiaries relate to:

Wacker Polymer Systems (ZJG) Co. Ltd.	Newly established
Wacker Polymer Systems (WUXI) Co. Ltd.	Newly established

The disposals/mergers of fully consolidated subsidiaries relate to:

ESK Ceramics Geschäftsführungs GmbH, Kempten	Sale
ESK Ceramics GmbH & Co. KG, Kempten	Sale
ESK Ceramics France S.A.S.U., Bazet	Sale
Wacker-Chemie Ges.m.b.H., Vienna, i. L.	Liquidation
Wacker Polymer Systems Korea Ltd., Seoul	Liquidation

The disposals/mergers of companies consolidated at equity relate to:

Planar Solutions L.L.C., Adrian, Michigan. From 2004, the company is included at cost in the consolidated financial statements.

The change in the scope of consolidation had the following effect on assets and profitability:

	€ million
Fixed assets	(35.9)
Current assets	(34.7)
Total assets	(70.6)
Equity	1.0
Borrowed capital	(71.6)
Equity and borrowed capital	(70.6)

The companies sold are included in these statements with the following figures:

	€ million
Sales: CERAMICS	38.5
Sales: others/services	3.8
Total sales	42.3
Operating result	4.5

A list of the investments of the WACKER Group and Wacker-Chemie GmbH is filed with the Commercial Register at the Munich District Court (HRB 3499).

Consolidation methods

The consolidated financial statements are based on the financial statements of Wacker-Chemie GmbH and its consolidated subsidiaries, with December 31 as closing day. Some of the companies consolidated at equity have September 30 as closing day. Their financial statements are included accordingly. The individual financial statements were audited by independent auditors.

Investments in subsidiaries are consolidated using the book value method: the historical cost of the investment is set off against the book value of the appropriate portion of the subsidiary's equity generally at the time of acquisition. Any differences are allocated to the subsidiary's assets, up to their current values, in line with the accounting and valuation principles of the WACKER Group. Any remaining difference on the assets side is first capitalized as of 2000 and generally amortized over a period of ten years. Any remaining difference on the liabilities side (negative goodwill) is allocated to revenue reserves unless this item has accrual character on a group level. Any differences contained in the investment value of associated companies is capitalized and disclosed separately in the notes to the consolidated financial statements in the first year of using the at equity method.

Receivables, liabilities, provisions and accruals between consolidated companies are netted or eliminated. Allowances and depreciations on these receivables in the individual financial

statements before are reversed in favor of consolidated net profit, or in the case of potential risks in value for the Group, allocated to accruals.

Results from intercompany trade which have not yet resulted in third party sales are eliminated in consolidation. Results from trade with associated companies are not eliminated unless their impact on the Group's result is material.

Sales from intracompany trade, and other internal income are netted with the corresponding expenses.

Impairment of investments in consolidated companies is reversed in favor of consolidated net profit, insofar as potential risks have already been allowed for in the individual financial statements before consolidation. If the impairment is related to a risk at group level, the impairment is reclassified to accruals.

3. Foreign Currency Translation

The financial statements of consolidated companies are disclosed in the local currency. The items of these statements are translated on the basis of the "functional currency" principle — according to the adjusted closing day rate method. Since WACKER Group subsidiaries run their businesses along independent financial, economic and organizational lines, the functional currency is always identical with each company's local currency. The consolidated financial statements therefore list expenses and income from the financial statements of subsidiaries disclosed in foreign currency at the annual average rate, whereas assets and liabilities are translated at the closing day rate. Currency differences resulting from the translation of equity are set off against equity. Translation differences resulting from different exchange rates in the consolidated income statement are likewise shown in equity without affecting profit.

In the individual financial statements, receivables and liabilities in a foreign currency are translated at the buying or selling rate, respectively, on transaction date. If translation at the corresponding rates on closing day results in lower receivables or higher liabilities in euros, then closing day rates are used. Receivables and liabilities hedged by foreign exchange contracts are translated at the rates shown in the contract. Foreign currency cash and cash in banks are translated at the buying closing day rate.

The exchange rates of the major currencies used in these financial statements, and their corresponding fluctuations against the euro, were as follows:

		Closing day rate		Annual average rate	
	ISO code	Dec. 31, 2004	Dec. 31, 2003	2004	2003
U.S. dollar	USD	1.36	1.25	1.24	1.13
Japanese yen	JPY	141.24	133.69	134.41	130.89
Singapore dollar	SGD	2.23	2.13	2.10	1.97

4. Accounting and Valuation Principles

The consolidated financial statements are prepared in accordance with the accounting and valuation principles of Wacker-Chemie GmbH. Financial statements of subsidiaries based on different principles are adjusted accordingly.

Intangible assets purchased for a consideration are presented at cost and depreciated on a straight-line basis. The depreciation periods are between 3 and 20 years. Acquired goodwill is generally amortized over a period of ten years. Any deviation from this practice is explicitly noted.

Research and development costs are booked as current expenses.

Property, plant and equipment are capitalized at cost and written down in accordance with their expected useful life. For company-constructed assets, the production costs are based on the normal valuation principles for products.

Movable property, plant and equipment and buildings are depreciated in Germany by the declining-balance method; all other fixed assets are depreciated on a straight-line basis. A switch from the declining-balance to the straight-line method is made when the latter becomes advantageous. Foreign subsidiaries mainly use the straight-line method. Extraordinary write-downs are made if permanent impairment in value is anticipated. Low-value assets are written off completely in the year of addition and normally shown as retirements after five years.

Property, plant and equipment are depreciated basically in accordance with the following periods of useful life:

Production buildings	20 to 50 years
Other buildings	10 to 30 years
Plant and machinery	6 to 12 years
Vehicles	4 to 6 years
Business and office equipment	6 to 10 years

Financial assets are shown at their acquisition cost, less write-down where applicable. Interest-free or long-term, low-interest loans are shown at their discounted value. Investments in joint ventures or associated companies are shown in the consolidated financial statements at equity.

Inventories are valued at cost (average cost method), or the lower of either replacement cost or realizable price on balance sheet date. In addition to direct costs, production costs include reasonable amounts for material overheads, general manufacturing costs and straight-line depreciation. Interest on borrowed funds is not capitalized. Write-downs are made for inventory risk as a result of extended slow moving and reduced usability as well as for lower net realizable values.

Trade receivables and other receivables and assets are shown at their nominal value. Doubtful debts are written down appropriately; are capitalized and written down appropriately.

Depreciation of fixed and current assets is reversed when the basis for extraordinary depreciations no longer exists.

Accruals for pensions and compensation, accounted for in the German entities are calculated according to actuarial principles and in accordance with the actuarial present value method as defined by § 6a EStG (German Income Tax Act) on the basis of vested benefits at closing date. In calculating other provisions and accruals, reasonable and adequate consideration is given to all identifiable risks. Liabilities are included at their repayment value.

Deferred taxes are calculated for the temporary differences between the financial statements prepared for commercial and for tax purposes as well as for timing differences resulting from consolidation measures. Deferred taxes resulting from consolidation are offset against those from individual financial statements. Insofar there is a net deferred tax asset, it is shown separately in the consolidated financial statements. A net deferred tax liabilities is shown under other provisions and accruals.

For the consolidation of liabilities, the elimination of unrealized results and for other consolidation measures impacting the result, a Group-wide tax rate is taken as a basis, since these activities are essentially between companies subject to nearly identical tax burdens in their country of residence (all regional and/or local authorities being taken into consideration).

5. Segment Information

SEGMENTS	Sales 2004	Sales 2003	Capital expenditures[1] 2004	Capital expenditures[1] 2003	Employees (Dec. 31) 2004	Employees (Dec. 31) 2003
Chemicals	1,675.1	1,538.6	148.3	121.4	5,662	6,396
Semiconductors (Siltronic)	812.5	870.7	188.6	163.6	6,032	6,158
Other/services	55.2	58.3	28.5	46.7	2,994	3,068
WACKER Group	2,542.8	2,467.6	365.4	331.7	14,688	15,622

1 Property, plant, equipment and intangibles

The year-on-year breakdown of segments has been modified. This is because the Group, having realigned its portfolio and structures, wishes to place greater emphasis not only on its chemical activities but also its semiconductor operations. Please see the Management Report for additional information.

In 2003, WACKER POLYSILICON sales — chiefly commercial sales of poly material — were mainly allocated to the WACKER SILTRONIC division. This depiction was kept for 2003. If the prior-year figures for the Semiconductors segment had been adjusted, it would have generated sales of €815.4 million. In fiscal 2004, WACKER POLYSILICON sales are included in the Chemicals segment.

REGIONS	Sales 2004	Sales 2003	Capital expenditures[1] 2004	Capital expenditures[1] 2003	Employees (Dec. 31) 2004	Employees (Dec. 31) 2003
Germany	580.2	591.9	313.4	281.5	11,344	12,277
Europe (excluding Germany)	841.6	819.5	16.4	22.5	140	279
Americas	556.7	590.4	12.8	9.8	1,697	1,709
Asia/other	564.3	465.8	22.8	17.9	1,507	1,357
WACKER Group	2,542.8	2,467.6	365.4	331.7	14,688	15,622

1 Property, plant, equipment and intangible assets

"Other/services" includes activities not assigned to divisional operations.

6. Other Operating Income

This amount includes mainly income from reversal of accruals, income from currency translations and other exchange gains, income from disposal of assets, subsidies, insurance compensation and income from ancillary business.

	2004	2003
Income from disposal of assets	4.8	2.6
Income from reversal of accruals	30.6	78.8
Income from disposal of CERAMICS operations	61.9	0.0
Result from disposal of CERAMICS operations		
Other operating income	61.9	
Other operating expenses	(5.3)	
Total result	56.6	

7. Other Operating Expenses

This item mainly includes losses from disposal of assets, currency translation and other exchange losses, expenses not directly attributable to functional costs, write-down of receivables, and costs for ancillary business and special projects.

	2004	2003
Expenses from the disposal of fixed assets	(2.8)	(3.0)
Expenses related to the sale of CERAMICS operations	(5.3)	0.0

8. Investment Result

	2004	2003
Investment income	6.7	22.4
Result from equity consolidation	2.0	0.4
Profits from disposal of investments	2.5	0.0
	11.2	22.8

9. Financial Result

	2004	2003
Income from other securities and long-term loans	0.2	0.1
Other interest and similar income	5.5	4.5
Interest income	5.7	4.6
Interest and similar expenses	(42.2)	(40.3)
Interest expenses (net)	(36.5)	(35.7)
Income from disposal of securities	0.0	0.1
Miscellaneous financial income	0.7	0.3
	0.7	0.4
Miscellaneous financial expenses	(1.0)	(1.2)
Other financial result	(0.3)	(0.8)
	(36.8)	(36.5)

10. Income Tax

The consolidated income statement includes deferred taxes of €34.0 million.

No potential tax credits on loss carryforward were capitalized.

The high tax rate was due to the fact that certain Group companies made losses which could not be set off against the positive results of other companies.

Other taxes are included in the expenses of the individual functions. These taxes totaled €6.8 million (prior year: €7.9 million).

11. Intangible Assets

	Concessions, Patents, trademarks, licenses and similar intellectual property rights	Goodwill	Total
	€ million		
Purchase costs			
Balance at Jan. 1, 2004	101.8	123.7	225.5
Additions	17.0	0.0	17.0
Retirements	(4.1)	0.0	(4.1)
Reclassifications	1.8	0.0	1.8
Changes in scope of consolidation	(1.8)	(0.1)	(1.9)
Exchange rate differences	(1.0)	(1.5)	(2.5)
Balance at Dec. 31, 2004	113.7	122.1	235.8
Depreciations			
Balance at Jan. 1, 2004	84.5	123.7	208.2
Additions	17.0	0.0	17.0
Retirements	(4.0)	0.0	(4.0)
Changes in scope of consolidation	(1.6)	(0.1)	(1.7)
Exchange rate differences	(0.6)	(1.5)	(2.1)
Balance at Dec. 31, 2004	95.3	122.1	217.4
Intangible assets Dec. 31, 2004	18.4	0.0	18.4
Intangible assets Dec. 31, 2003	17.3	0.0	17.3

12. Property, Plant and Equipment

	Land, leasehold rights, buildings including those on non-company land	Plant and machinery	Other fixtures, business and office equipment	Advance payments, assets under construction	Total
			€ million		
Purchase or production costs					
Balance at Jan. 1, 2004	962.4	4,217.4	491.3	179.0	5,850.1
Additions	13.6	168.0	25.8	141.0	348.4
Retirements	(14.3)	(199.8)	(24.9)	(0.8)	(239.8)
Reclassifications	22.7	144.5	17.8	(186.8)	(1.8)
Changes in scope of consolidation	(30.4)	(85.8)	(12.2)	(0.9)	(129.3)
Exchange rate differences	(22.9)	(63.7)	(2.0)	(1.2)	(89.8)
Balance at Dec. 31, 2004	931.1	4,180.6	495.8	130.3	5,737.8
Depreciations					
Balance at Jan. 1, 2004	525.6	3,382.7	420.3	2.8	4,331.4
Additions	33.5	235.8	30.5	0.0	299.8
Reversed depreciations	0.0	(4.8)	0.0	0.0	(4.8)
Retirements	(6.7)	(196.8)	(23.2)	0.0	(226.7)
Reclassifications	(0.6)	1.9	1.5	(2.8)	0.0
Changes in scope of consolidation	(21.9)	(61.7)	(10.9)	0.0	(94.5)
Exchange rate differences	(11.0)	(49.6)	(1.7)	0.0	(62.3)
Balance at Dec. 31, 2004	518.9	3,307.5	416.5	0.0	4,242.9
Property, plant and equipment Dec. 31, 2004	412.2	873.1	79.3	130.3	1,494.9
Property, plant and equipment Dec. 31, 2003	436.8	834.7	71.0	176.2	1,518.7

Extraordinary write-downs of €6.6 million (prior year: €75.6 million) were made on property, plant, equipment and intangibles assets.

13. Financial Assets

	Investment in associated companies	Other investments	Other financial assets	Total
		€ million		
Purchase costs				
Balance at Jan. 1, 2004	88.7	3.0	3.1	94.8
Retirements	(13.2)	0.0	(0.4)	(13.6)
Changes resulting from consolidation at equity	(1.7)	0.0	0.0	(1.7)
Exchange rate differences	0.0	(0.1)	0.0	(0.1)
Balance at Dec. 31, 2004	73.8	2.9	2.7	79.4
Depreciations				
Balance at Jan. 1, 2004	0.0	2.1	0.0	2.1
Other changes	0.0	(0.1)	0.0	(0.1)
Balance at Dec. 31, 2004	0.0	2.0	0.0	2.0
Financial assets Dec. 31, 2004	73.8	0.9	2.7	77.4
Financial assets Dec. 31, 2003	88.7	0.9	3.1	92.7

14. Inventories

	2004	2003
Raw materials and supplies	99.4	91.4
Goods and merchandise	266.7	304.1
	366.1	395.5

15. Accounts Receivable and Other Assets

	2004		2003	
	Total	thereof with a residual term of over 1 year	Total	thereof with a residual term of over 1 year
Trade receivables	332.7	0.0	333.7	0.3
Receivables from other affiliates	17.7	8.7	16.8	10.8
Other assets	120.5	21.2	103.2	19.4
Other receivables and other assets	138.2	29.9	120.0	30.2
	470.9	29.9	453.7	30.5

Other assets include large individual amounts for tax receivables, receivables from forward exchange and interest hedging, receivables from suppliers, and receivables from investment incentives.

16. Prepaid Expenses

Prepaid expenses shown under assets in 2004 include mainly insurance premiums, service and maintenance costs and rents insofar as these are paid in advance for future fiscal years.

17. Equity

	Subscribed capital Wacker-Chemie GmbH	Capital reserves Wacker-Chemie GmbH	Revenue reserves	Consolidated loss (-)/profit	Translation adjustment	Minority interests	Total
Jan. 1, 2004	260.8	202.5	256.9	(80.5)	(41.4)	28.3	626.6
Transfer to revenue reserves	0.0	0.0	(80.5)	80.5	0.0	0.0	0.0
Paid-in capital	0.0	0.0	0.0	0.0	0.0	3.2	3.2
Dividends	0.0	0.0	0.0	0.0	0.0	(13.0)	(13.0)
Net profit	0.0	0.0	0.0	68.3	0.0	11.2	79.5
Currency translation	0.0	0.0	0.0	0.0	(17.3)	0.0	(17.3)
Other changes	0.0	0.0	0.1	0.0	0.0	(0.5)	(0.4)
Dec. 31, 2004	260.8	202.5	176.5	68.3	(58.7)	29.2	678.6

18. Minority Interests

Minority interests includes shares in the equity of consolidated subsidiaries.

	2004	2003
Minority interests in the net profit/loss (–) of the WACKER Group:		
Share in profit (€ million)	(11.3)	(13.2)
Share in loss (€ million)	0.1	28.1
	(11.2)	14.9

Amounts due to minority shareholders relate mainly to third-party investments in Wacker Polymer Systems GmbH & Co. KG; the share in loss during the prior year relate to third-party investments in Siltronic Japan Corp.

19. Accruals for Pensions and Similar Benefits

Accruals for Pensions and Similar Benefits are made for current and future pension payments.

These accruals also include the obligations of Group companies abroad, arising from the assumption of medical insurance costs for retired employees. Accruals for similar benefits include accruals to cover the cost of early retirement programs and compensation for severance and termination agreements.

Accruals for defined benefit plans are calculated on the basis of with locally applicable actuarial principles, acturial assumptions and interest rates.

Accruals for contribution plans are included at their nominal value at closing date, again in accordance with locally applicable actuarial principles. For the domestic companies in the WACKER Group, the value of pension accruals is calculated in accordance with the acturial present value method as defined by section 6a of the German Income Tax Act (Einkommensteuergesetz).

20. Other Provisions and Accruals

	2004	2003
	€	
Provision for taxes	74.8	65.2
Provision for deferred taxes	33.4	0.0
Other accruals	264.2	298.7
	372.4	363.9

Provisions for taxes include amounts to cover the cost of regular tax audits in Germany. Other accruals includes accruals for contingencies, for contingent losses from pending transactions and for maintenance. Contingency accruals include accruals for personnel expenses, environmental protection, restructuring measures, guarantees, outstanding invoices, rebates and bonuses.

The WACKER Group has accrued for early retirement obligations. They include wage/salary expenses and social security contributions to employees during the inactive phase of early retirement. They also fully cover related top-up payments. The accruals, up to the maximum legal limit, are for all employees eligible at year-end; insofar as additional partial retirement obligations were agreed upon, these are also considered as accruals.

21. Borrowings

	2004			2003		
		thereof with a residual term of			thereof with a residual term of	
	Total	less than 1 year	more than 5 years	Total	less than 1 year	more than 5 years
	€ million					
Bank liabilities	821.7	251.9	18.4	963.1	302.6	33.1
Liabilities to subsidiaries	0.5	0.5	0.0	0.3	0.3	0.0
Loans from employees[1]	23.0	4.7	0.0	26.0	4.3	4.2
Other borrowings	6.2	6.2	0.0	6.3	6.3	0.0
	851.4	263.3	18.4	995.7	313.5	37.3

1 These are loans made by employees to Wacker-Chemie GmbH, as part of the employee wealth formation.

22. Trade Liabilities, Other Liabilities

	2004			2003		
		thereof with a residual term of			thereof with a residual term of	
	Total	less than 1 year	more than 5 years	Total	less than 1 year	more than 5 years
	€ million					
Trade liabilities	207.2	202.6	0.1	175.9	175.3	0.6
Liabilities due to other affiliates	3.6	3.6	0.0	1.5	1.5	0.0
Tax liabilities	10.2	10.1	0.0	10.5	10.3	0.1
Liabilities relating to social security	17.1	16.9	0.2	19.1	19.1	0.0
Liabilities relating to remuneration	3.7	3.4	0.3	3.0	0.3	2.7
Miscellaneous liabilities	28.5	25.9	0.2	34.5	25.5	6.3
Other liabilities	63.1	59.9	0.7	68.6	56.7	9.1

23. Cost of Materials

	2004	2003
	€ million	
Raw materials, supplies and merchandise	(766.9)	(727.9)
Outside services	(91.8)	(82.9)
	(858.7)	(810.8)

24. Personnel Expenses

	2004	2003
	€ million	
Wages and salaries	(708.0)	(738.3)
Social benefits and social aid funds	(129.7)	(138.6)
Pension plans	(47.7)	(48.9)
	(885.4)	**(925.8)**

Social benefits are mainly the employer's share of social security contributions as well as professional associations. Pension plan expenses are mainly pension payments and additions to accruals for pensions. Amounts transferred to external pension funds are also included here.

25. Annual Average Employee Numbers

	2004	2003
Chemicals	6,072	6,520
Semiconductors (Siltronic)	6,209	6,557
Other/services	3,017	3,091
	15,298	**16,168**

26. Other Liabilities

Rent and leasing contracts	2004	2003
Due in the following year	24.3	17.8
Due in years 2 - 4	44.4	39.0
Due in year 5	11.2	11.2
	79.9	**68.0**
Contractual obligations for capital expenditures	**177.5**	**179.8**

The figures shown are nominal values.

27. Derivative Financial Instruments

We make use of financial instruments to hedge foreign currency transactions and interest payments resulting from operating business. These instruments include forward exchange contracts, currency and interest swap agreements and options. Use of such derivatives is regulated by corporate procedures.

	Foreign exchange derivatives		Interest rate derivatives		Other derivatives	
	Dec. 31, 2004	Dec. 31, 2003	Dec. 31, 2004	Dec. 31, 2003	Dec. 31, 2004	Dec. 31, 2003
	€ million		€ million		€ million	
Nominal value	468.3	422.7	383.2	540.0	3.0	2.8
Market value	31.9	21.0	(34.1)	(31.1)	0.1	0.2
Credit risk	31.9	22.5	1.4	2.0	0.1	0.2

Other derivatives are related to the business with precious metals for catalysts.

Accruals of €0.9 million (prior year: €3.0 million) have been made to cover derivatives uncompleted on December 31, 2004.

Most foreign exchange derivatives have a term of less than one year. Interest rate derivatives are contracted with longer terms, too.

Nominal value is the sum of purchase and sale values. Market values are calculated on the termination (repurchase) values of the derivatives at balance sheet date. They are calculated on the basis of quoted prices or using standard calculation methods. Market values are not influenced by any revaluation of the underlying transactions. The negative market value associated with interest rate derivatives is set off against large positive market values from the underlying transactions. Value at risk is the sum of the company's exposure based only on the positive market values and refers to the risk of default to one of the contracting partners

(counterparty risk). To minimize this risk, our derivative business is done only with reputable banks.

Other assets include premium expenses/deferred interests for foreign exchange options and interest rate derivatives of €16.7 million open on the balance-sheet date. Other liabilities include deferred interests of €2.5 million.

28. Information on Members of the Supervisory Board and the Executive Board of Wacker-Chemie GmbH

Total remuneration for the Supervisory Board was €0.5 million. Total remuneration for the Executive Board was €3.0 million.

An accrual of €7.4 million has been made to cover pension payments to former members of the Executive Board or their dependents.

The members of the Supervisory Board and the Executive Board are listed on the following page.

Munich, March 1, 2005

Wacker-Chemie GmbH

Peter-Alexander Wacker

Rudolf Staudigl		Joachim Rauhut

Supervisory Board

Dr. Karl Heinz Weiss
Chairman
Munich
Attorney

Anton Eisenacker[*]
Deputy Chairman
Perach
Certified Chemical Foreman

Peter Áldozó[*]
Burghausen
Technician

Dr. Werner Biebl
Munich
State Attorney General (retired)

Gertrud Eberth-Heldrich
Munich
Attorney

Marko Fartelj[*]
Kirchdorf
Machine Operator

Uwe Fritz[*]
Altötting
District Head of the Industrial
Union IG Bergbau,
Chemie, Energie — Altötting

Eduard-Harald Klein[*]
Neuötting
Machine Operator

Robert J. Koehler
Wiesbaden
Chairman of Executive Committee
SGL Carbon AG

Manfred Köppl[*]
Kirchdorf
Industrial Mechanic

Franz-Josef Kortüm
Stockdorf
Chairman of Board of Management
Webasto AG

Seppel Kraus[*]
Munich
Regional Head of the Industrial
Union IG Bergbau,
Chemie, Energie — Bavaria/Munich

Prof. Dr. Stefan Leberfinger
Munich
Public Auditor
Tax Advisor

Dr. Dirk Oldenburg
Frankfurt
Board Member
Sanofi Aventis Pharma AG

Hans-Joachim Stadter[*]
Burghausen
Production Manager

Dr. Bernd W. Voss
Kronberg i. T.
Member of Supervisory Board
Dresdner Bank AG

---

[*] Employee representative

Executive Board

Dr. Peter-Alexander Wacker
President & CEO

SILTRONIC,
WACKER POLYSILICON

Executive Personnel;
Corporate Development;
Corporate Communications;
Corporate Auditing
Legal,
Procurement & Logistics
Europe

Dr. Joachim Rauhut

WACKER POLYMERS,
WACKER FINE CHEMICALS
(formerly: WACKER SPECIALTIES)

Corporate Accounting,
Corporate Controlling;
Corporate Finance;
Information Technology
The Americas

Dr. Rudolf Staudigl

WACKER SILICONES

Human Resources
(Personnel Director);
Site Management;
Corporate Engineering;
Environment, Chemicals, Safety;
Corporate R&D;
Corporate Intellectual Property;
Sales & Distribution
Asia

Divisions (as of January 2005)

Dr. Rainer Baumann
Corporate Development

Christian Bronisch
Legal Affairs

Arno von der Eltz
WACKER POLYMERS

Alfred Höf
Sales & Distribution

Dr. Siegfried Kiese
Procurement and Logistics

Dr. Willi Kleine
Burghausen Plant

Dr. Tobias Ohler
Corporate Controlling

Folkhart Olschowy
Corporate Finance

Dr. Christoph von Plotho
WACKER SILICONES

Peter Polzer
Corporate Communications

Volker Radius
Corporate Engineering

Ewald Schindlbeck
WACKER POLYSILICON

Dr. Gerhard Schmid
WACKER FINE CHEMICALS

Dr. Wilhelm Sittenthaler
SILTRONIC

Walter Vogg
Human Resources

Prof. Dr. Johann Weis
Corporate R&D

Investments

(as of Dec 31, 2004)	Identi-fier	Equity in TEUR	Net result in TEUR	Capital share in %
I. Subsidiaries				
1. Germany				
Alzwerke GmbH, Munich	1), 4)	7,160	0	100.00
Consortium für elektrochemische Industrie GmbH, Munich	1), 4)	23	0	100.00
DRAWIN Vertriebs-GmbH, Ottobrunn	1), 4)	24,010	0	100.00
Wacker-Chemie Versicherungsvermittlung GmbH, Munich	1), 4)	26	0	100.00
Siltronic AG, Burghausen	3)	66,357	(122,383)	100.00
W.E.L.T. Reisebüro GmbH, Munich(*)	1)	235	119	51.00
Wacker-Chemie Beteiligungsfinanzierungs GmbH, Munich	2)	27	0	100.00
Wacker-Chemie Holdings GmbH & Co. KG, Burghausen	1)	142,330	47,487	100.00
Wacker Polymer Systems GmbH & Co. KG, Burghausen	2)	114,684	54,250	80.00
Wacker Polymer Systems Geschäftsführungs GmbH, Burghausen	2)	37	2	80.00
Wacker-Chemie Erste Venture GmbH, Munich	2)	74	1	100.00
Wacker-Chemie Zweite Venture GmbH, Munich	1)	30	1	100.00
Wacker-Chemie Dritte Venture GmbH, Munich	1)	85,027	(370,000)	100.00
Wacker-Chemie Fünfte Venture GmbH, Munich	1)	26	0	100.00
Wacker-Chemie Sechste Venture GmbH, Munich	1)	26	0	100.00
2. Europe (excl. Germany)				
Wacker-Chemie (Belgium) B.V.B.A. i.L., Brussels	1)	740	693	100.00
Wacker Chimie S.A.S., Lyon	1)	1,327	1,212	100.00
Wacker-Chemicals Ltd., Egham, Surrey	1)	1,641	1,567	100.00
Wacker-Chemie Italia SpA, Peschiera Borromeo/ Milan	3)	5,491	2,529	100.00
Wacker Chemicals Finance B.V., Krommenie/ Amsterdam	1)	7,811	(2,876)	100.00
Siltronic Holding International B.V., Krommenie/ Amsterdam	2)	147,906	37,948	100.00
Wacker-Chemie Benelux B.V., Krommenie/ Amsterdam	1)	259	240	100.00
Wacker-Kemi AB, Solna	1)	598	524	100.00
Wacker-Chemie (Schweiz) AG, Basel	1)	499	362	100.00
Wacker Química Ibérica, S.A., Barcelona	1)	856	650	100.00
Wacker-Chemie S.r.o., Prag	1)	252	172	100.00
Wacker-Chemie Polska Sp. z o.o., Warsaw	1)	674	484	100.00
Wacker-Chemie Hungária Kft., Budapest	1)	179	5	100.00
OOO Wacker Chemie RUS, Moscow	1)	595	48	100.00

(as of Dec 31, 2004)	Identifier	Equity in TEUR	Net result in TEUR	Capital share in %
3. Americas				
Wacker Chemical Corp., Adrian, Michigan	1)	48,872	4,883	100.00
Kelmar Industries, Duncan, South Carolina	2)	13,494	1,035	100.00
Microblen Corp., Duncan, South Carolina	2)	(467)	1	100.00
Precision Silicones Inc., Chino, California	2)	(59)	(185)	100.00
Siltronic Holding Corp., Portland, Oregon	2)	85,362	0	100.00
Siltronic Corp., Portland, Oregon	2)	15,857	(12,939)	100.00
Wacker Polymer Systems L.P. , Allentown, Pennsylvania	6)	20,842	7,565	100.00
WPS General Partners Inc., Adrian, Michigan	6)	52	(15)	100.00
Wacker Mexicana S.A. de C.V., Mexiko, D.F	1)	1,158	(282)	100.00
Wacker Quimica do Brasil Ltda., Sao Paulo	1)	2,993	265	100.00
4. Asia				
Wacker Chemicals East Asia Ltd., Tokyo	2)	334	667	100.00
Wacker Chemicals Korea Ltd., Seoul	1)	250	15	100.00
Wacker Chemicals (South Asia) Pte. Ltd., Singapore	1)	73	(461)	100.00
Siltronic Singapore Pte. Ltd., Singapore	2)	120,034	8,371	100.00
Siltronic Asia Pte. Ltd., Singapore	2)	1,790	1,805	100.00
Siltronic Japan Corp., Hikari, Japan	2)	32	(10,789)	100.00
Wacker NSCE Malaysia Sdn. Bhd., Kulim, Malaysia	2)	572	61	100.00
Wacker Chemicals Hongkong Ltd., Hong kong	1)	9,477	4,244	100.00
Wacker Chemicals China Ltd., Hong kong	2)	724	(30)	100.00
Wacker Silicones Technology (Shanghai) Co. Ltd., Shanghai	2)	(251)	(668)	100.00
Wacker Chemicals Trading (Shanghai) Co. Ltd., Shanghai	2)	179	(2,474)	100.00
Wacker Polymer Materials (Shanghai) Co. Ltd., Shanghai	2)	358	(3)	80.00
Wacker Metroark Chemicals Pvt. Ltd., Parganas/ India	1)	5,703	893	51.00
Wacker Chemicals Australia Pty. Ltd., Melbourne	1)	1,035	243	100.00
Wacker Polymer Systems (ZJG) Co. Ltd., Zhangjiagang City	6)	761	0	100.00
Wacker Polymer Systems (WUXI) Co. Ltd., Wuxi	1)	310	0	80.00
II. Joint Ventures(**)				
AGENDA Vermögensverwaltungs GmbH i. L., Munich	2)	1,717	31	50.00
Air Products Korea Inc., Seoul	1), 5)	9,881	(52)	35.00
Wacker Asahi Kasei Silicone Co. Ltd., Tokyo	1)	9,007	1,095	50.00
Air Products Resinas Holding S.A. de C.V., Queretaro, Mexiko	1), 5)	8,328	5,106	35.00
Planar Solutions L.L.C., Adrian, Michigan	2)	(1,591)	(749)	50.00

Identifiers:

(1) Direct investment by Wacker-Chemie GmbH

(2) Indirect investment Wacker-Chemie GmbH

(3) Direct and indirect investment by Wacker-Chemie GmbH

(4) Wacker-Chemie GmbH has concluded profit and loss transfer agreements with these companies.

(5) Different financial year.

(6) 100% of shares are held by Wacker Polymer Systems GmbH & Co. KG, Burghausen (capital share: 80%).

(*) Previous year figures

(**) Only direct holdings in the respective parent company have been listed.

The following auditors' report is based on our complete consolidated annual financial statements as of and for the year ended December 31, 2004, which are available at the offices of the Company and include the Group's management report for the fiscal year 2004. The Consolidated annual financial statements are included in this offering circular without the Group's management report.

Auditors' Report

We have audited the consolidated financial statements and the group management report prepared by Wacker-Chemie GmbH, Munich, for the business year from January 1 to December 31, 2005. The preparation of the consolidated financial statements and the group management report in accordance with German commercial law are the responsibility of the company's management. Our responsibility is to express an opinion on the consolidated financial statements and the group management report based on our audit.

We conducted our audit of the consolidated annual financial statements in accordance with § 317 HGB ["Handelsgesetzbuch: German Commercial Code"] and the German generally accepted standards for the audit of financial statements promulgated by the Institut der Wirtschaftsprüfer [Institute of Public Auditors in Germany] (IDW). Those standards require that we plan and perform the audit such that misstatements materially affecting the presentation of the net assets, financial position, results of operations in the consolidated financial statements in accordance with German principles of proper accounting and in the group management report are detected with reasonable assurance. Knowledge of the business activities and the economic and legal environment of the group and evaluations of possible misstatements are taken into account in the determination of audit procedures. The effectiveness of the accounting-related Internal control system and the evidence supporting the disclosures in the consolidated financial statements and the group management report are examined primarily on a test basis within the framework of the audit. The audit includes assessing the annual financial statements of the companies included in consolidation, the determination of the companies to be included in consolidation, the accounting and consolidation principles used and significant estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements and the group management report. We believe that our audit provides a reasonable basis for our opinion.

Our audit has not led to any reservations.

In our opinion, the consolidated financial statements give a true and fair view of the net assets, financial position and results of operations of the Group in accordance with German principles of proper accounting. On the whole the group management report provides a suitable understanding of the Group's position and suitably presents the risks of future development.

Munich, March 4, 2005

KPMG Deutsche Treuhand-Gesellschaft
Aktiengesellschaft
Wirtschaftsprüfungsgesellschaft

Dr. Hoyos Wirtschaftsprüfer	Rohrbach Wirtschaftsprüfer

Audited Annual Consolidated Financial Statements (German GAAP) of Wacker Chemie GmbH as of and for the year ended December 31, 2003

Consolidated Income Statement

	Note	2003	2002
		€ million	€ million
Sales	(5)	2,467.6	2,677.8
Costs of goods sold		(1,941.4)	(1,927.1)
Gross profit from sales		526.2	750.7
Selling expenses		(293.1)	(370.4)
Research and development		(151.7)	(157.7)
General administration expenses		(104.5)	(104.4)
Other operating income	(6)	169.4	186.5
Other operating expenses	(7)	(205.1)	(173.5)
Operating result		(58.8)	131.2
Investment result	(8)	22.8	8.6
Financial result	(9)	(36.5)	(53.2)
Result from ordinary business operations		(72.5)	86.6
Income tax	(10)	(22.9)	(65.8)
Net loss (–)/profit		(95.4)	20.8
Minority interests	(18)	14.9	7.2
Consolidated loss (–)/profit		(80.5)	28.0

Consolidated Balance Sheet as of December 31, 2003

	Note	2003 € million	2002 € million
ASSETS			
Intangible assets	(11)	17.3	26.7
Property, plant and equipment	(12)	1,518.7	1,690.5
Financial assets	(13)	92.7	94.5
Fixed assets		1,628.7	1,811.7
Inventories	(14)	395.5	439.8
Trade receivables		333.7	363.6
Other receivables and other assets		120.0	111.9
Accounts receivable and other assets	(15)	453.7	475.5
Cash, Cash in banks and checks		23.4	30.6
Current assets		872.6	945.9
Prepaid expenses	(16)	3.5	4.2
Deferred taxes		0.3	0.0
		2,505.1	2,761.8
LIABILITIES			
Subscribed capital, Wacker-Chemie GmbH		260.8	260.8
Capital reserves, Wacker-Chemie GmbH		202.5	202.5
Revenue reserves		256.9	228.8
Consolidated loss (–)/profit		(80.5)	28.0
Translation adjustment		(41.4)	1.9
Minority interests		28.3	79.2
Equity	(17)	626.6	801.2
Accruals for pensions and similar benefits	(19)	274.4	255.7
Other provisions and accruals	(20)	363.9	402.0
Provisions and accruals		638.3	657.7
Borrowings	(21)	995.7	1,051.8
Trade liabilities		175.9	154.4
Other liabilities	(22)	68.6	96.0
Liabilities		1,240.2	1,302.2
Deferred income		0.0	0.7
		2,505.1	2,761.8

Consolidated Statement of Cash Flows

	2003	2002
	€ million	€ million
Net loss (–)/profit	(95.4)	20.8
Depreciation of fixed assets	420.8	473.3
Changes in provisions and accruals	(9.5)	9.0
Other non-cash expenses and revenues	1.6	7.9
Profit/(loss) on disposal of fixed assets	0.4	(1.5)
Changes in inventories	22.7	1.3
Changes in trade receivables	12.5	(20.6)
Changes in other receivables, other assets	(13.0)	32.5
Changes in liabilities	0.6	(75.1)
Cash flow from operating activities	340.7	447.6
Investment in property, plant, equipment and intangible assets	(310.9)	(276.8)
Investment in financial assets	(2.1)	(0.5)
Income from disposal of property, plant, equipment and intangible assets	5.1	10.8
Income from disposal of financial assets	2.2	3.2
Change in purchase price of shares	0.0	10.2
Acquisition of shares in subsidiaries	(26.1)	0.0
Cash flow from investment activities	(331.8)	(253.1)
Transfer to equity — paid-in capital from minority shareholders	0.5	0.0
Dividends paid to minority shareholders	(21.5)	(11.5)
Change in bank liabilities	71.3	(99.5)
Change in other borrowings	(63.7)	(115.1)
Cash flow from financing activities	(13.4)	(226.1)
Changes in cash flow due to exchange rate fluctuations	(2.7)	(4.7)
Change in cash, cash in bank and cheques	(7.2)	(36.3)
At beginning of year	30.6	66.9
At year-end	23.4	30.6

Notes to the Consolidated Financial Statements

1. Accounting Principles

The consolidated financial statements are prepared in accordance with the rules laid down in the German Commercial Code (Handelsgesetzbuch/HGB). The Income Statement, the Balance Sheet and the Statement of Cash Flows precede these notes. In the Income Statement and the Balance Sheet we have grouped together certain mandatory items for better understanding; as required, these are presented and explained separately in these notes. All amounts are in millions of euros, unless expressly stated otherwise.

2. Consolidation Principles

Scope of consolidation

The consolidated financial statements include the individual financial statements of Wacker-Chemie GmbH and its subsidiaries. Subsidiaries are companies in which Wacker-Chemie GmbH directly or indirectly has a voting majority or uniform control.

Joint ventures and associated companies are entities where Wacker-Chemie GmbH exercises significant influence, normally holding 20-50 percent of the votes. These entities are included in the consolidated financial statements at equity.

Companies in which Wacker-Chemie GmbH has less than a 20-percent shareholding are shown in the consolidated financial statements at the lower of acquisition cost or current value.

	Domestic	Foreign	Total
Fully consolidated subsidiaries (incl. parent company)			
Jan. 1, 2003	16	41	57
Additions and transfers	1	1	2
Disposals and mergers	—	(1)	(1)
Dec. 31, 2003	17	41	58
Companies consolidated at equity			
Jan. 1, 2003	2	4	6
Disposals and mergers	(1)	—	(1)
Dec. 31, 2003	1	4	5
Non-consolidated subsidiaries[1]			
Jan. 1, 2003	1	0	1
Dec. 31, 2003	1	0	1
Total			
Jan. 1, 2003	19	45	64
Additions and transfers	1	1	2
Disposals and mergers	(1)	(1)	(2)
Dec. 31, 2003	19	45	64

1 Not consolidated because of insignificance.

The additions/transfers of fully consolidated companies relate to:

- ESK Ceramics GmbH & Co. KG; Kempten (100%)
- Wacker Chemicals Trading (Shanghai) Co. Ltd., Shanghai (100%)

The mergers of fully consolidated subsidiaries refer to:

- Wacker Biochem Corp., Adrian, Michigan (100%); merger

A list of the capital investments of the WACKER Group and Wacker-Chemie GmbH is filed with the Commercial Register at the Munich District Court (HRB 3499).

Consolidation methods

The consolidated financial statements are based on the financial statements of Wacker-Chemie GmbH and its consolidated subsidiaries, with December 31 as closing day.

Some of the companies consolidated at equity have September 30 as closing day. Their financial statements are included accordingly.

The individual financial statements were audited by independent auditors.

Investments in subsidiaries are consolidated using the book value method: the historical cost of the investment is set off against the book value of the appropriate portion of the subsidiary's equity generally at the time of acquisition. Any differences are allocated to the subsidiary's assets, up to their current values, in line with the accounting and valuation principles of the WACKER Group. Any remaining difference on the assets side is first capitalized as of 2000 and generally amortized over a period of ten years. Any remaining difference on the liabilities side (negative goodwill) is allocated to revenue reserves unless this item has accrual character on a group level. Any goodwill contained in the balance sheet value of associated companies is capitalized and disclosed separately in the notes to the consolidated financial statements in the first year using the at equity method.

Receivables, liabilities and accruals between consolidated companies are netted or eliminated. Allowances and depreciations on these receivables in the individual financial statements before consolidation are reversed in favor of consolidated net profit, or in the case of potential risks in value for the Group, allocated to accruals.

Results from intercompany trade which have not yet resulted in third party sales are eliminated in consolidation. Unrealized results from trade with associated companies are not eliminated unless their impact on the Group's results is material.

Sales from intercompany trade, and other internal income are netted with the corresponding expenses.

Impairment of investments in consolidated companies is reversed in favor of consolidated net profit, insofar as potential risks have already been allowed for in the individual financial statements before consolidation. If the impairment is related to a risk at group level, the impairment is reclassified to accruals.

3. Foreign Currency Translation

The financial statements of consolidated companies are disclosed in the local currency. The items of these statements are translated on the basis of the "functional currency" principle — according to the adjusted closing day rate method. Since WACKER Group subsidiaries run their businesses along independent financial, economic and organizational lines, the functional currency is always identical with each company's local currency. The consolidated financial statements therefore list expenses and income from the financial statements of subsidiaries disclosed in foreign currency at the annual average rate, whereas assets and liabilities are translated at the closing day rate. Currency differences resulting from the translation of equity capital are set off against equity capital. Translation differences resulting from different exchange rates in the consolidated income statement are likewise shown in equity without affecting profit.

In the individual financial statements, receivables and liabilities in a foreign currency are translated at the buying or selling rate, respectively, on transaction date. If translation at the corresponding rates on closing day results in lower receivables or higher liabilities in euros, then closing day rates are used. Receivables and liabilities hedged by foreign exchange contracts are translated at the rates shown in the contract. Foreign currency cash and cash in banks are translated at the buying closing day rate. The exchange rates of the major currencies used in these financial statements, and their corresponding fluctuations against the euro, were as follows:

		Closing day rate		Annual average rate	
	ISO code	Dec. 31, 2003	Dec. 31, 2002	2003	2002
U.S. dollar	USD	1.25	1.04	1.13	0.94
Japanese yen	JPY	133.69	124.38	130.89	117.93
Singapore dollar	SGD	2.13	1.81	1.97	1.69

4. Accounting and Valuation Principles

The consolidated financial statements are prepared in accordance with the accounting and valuation principles of Wacker-Chemie GmbH. Financial statements of subsidiaries based on different principles are adjusted accordingly.

Intangible assets purchased for a consideration are presented at cost and depreciated on a straight-line basis. Acquired goodwill is generally amortized over a period of ten years. Any deviation from this practice is explicitly noted.

Research and development costs are booked as current expenses.

Property, plant and equipment are capitalized at cost and written down in accordance with their expected useful life. For company-constructed assets, the production costs are based on the normal valuation principles for products.

Movable property, plant and equipment and buildings are depreciated in Germany by the declining-balance method; all other assets are depreciated on a straight-line basis. The maximum depreciation rates allowed for tax purposes are fully utilized. A switch from the declining-balance to the straight-line method is made when the latter becomes advantageous. Foreign subsidiaries mainly use the straight-line method. Extraordinary write-downs are made if permanent impairment in value is anticipated. Low-value assets are depreciated completely in the year of addition and normally shown as retirements after five years.

Property, plant and equipment are depreciated basically in accordance with the following periods of useful life:

Production buildings	20 to 50 years
Other buildings	10 to 30 years
Plant and machinery	6 to 12 years
Vehicles	4 to 6 years
Business and office equipment	6 to 10 years

Financial assets are shown at their acquisition cost, less write-down where applicable. Interest-free or long-term, low-interest loans are shown at their discounted value. Shareholdings in joint ventures or associated companies are shown in the consolidated financial statements at equity.

Inventories are valued at cost (average cost method) or the lower of either replacement cost or realizable price on balance sheet date. In addition to direct costs, production costs include

reasonable amounts for material overheads, general manufacturing costs and straight-line depreciation. Interest on borrowed funds is not capitalized. Write-downs are made for inventory risk as a result of extended slow movings and reduced usability as well as for lower net realizable values.

Trade receivables and other receivables and assets are shown at their nominal value. Doubtful debts are written down appropriately; Disagios are capitalized and written down appropriately.

Depreciation of fixed and current assets is reversed when the basis for extraordinary depreciations no longer exists.

Accruals for pensions and compensation accounted for in the German entities are calculated according to actuarial principles and in accordance with the actuarial present value method as defined by § 6a EStG (German Income Tax Act) on the basis of vested benefits at closing date. In calculating other provisions and accruals, reasonable and adequate consideration is given to all identifiable risks. Liabilities are included at their repayment value.

Deferred taxes are calculated for the temporary differences between the financial statements prepared for commercial and for tax purposes as well as for timing differences resulting from consolidation measures. Deferred taxes resulting from consolidation are offset against those from individual financial statements. Insofar there is a net deferred tax asset, it is shown separately in the consolidated financial statements. A net deferred tax liability is shown under other provisions and accruals.

In fiscal 2003, Wacker-Chemie harmonized its internal and external accounting to reflect standard international practice. The harmonization permit to dispense with Germany's, albeit complicated, standard procedure of distinguishing whether the results were determined internally or externally. The harmonized internal and external reporting structures contain information that is identified as being useful and relevant to internal control of the WACKER Group. Those identified informations are also included in external corporate accounting in an aggregated form. The harmonized system now uses a language understood both within the WACKER Group and by third parties. Harmonization entailed changes to how our figures were recorded. These changes, listed in the table below, have no impact on the operating result or net loss/profit. The 2002 consolidated income statements were modified so that 2003 and 2002 could be compared regardless of structural changes.

	Consolidated income statements — new structure	Consolidated income statements — new structure	Structural changes	Consolidated income statements — old structure
		(comparable to 2003 structure)		(thus shown in the 2002 consolidated income statement)
	2003	2002	2002	2002
Sales	2,467.6	2,677.8		2,677.8
Costs of goods sold	(1,941.4)	(1,964.9)	(37.8)	(1,927.1)
Gross profit from sales	526.2	712.9	(37.8)	750.7
Selling expenses	(293.1)	(328.8)	41.6	(370.4)
Research and development	(151.7)	(161.0)	(3.3)	(157.7)
General administration expenses	(104.5)	(107.7)	(3.3)	(104.4)
Other operating income	169.4	186.5		186.5
Other operating expenses	(205.1)	(170.7)	2.8	(173.5)
Operating result	(58.8)	131.2	0.0	131.2
Investment result	22.8	8.6		8.6
Financial result	(36.5)	(53.2)		(53.2)
Result from ordinary business operations	(72.5)	86.6	0.0	86.6
Income tax	(22.9)	(65.8)		(65.8)
Net loss(–)/profit	(95.4)	20.8	0.0	20.8

5. Segment Information

	Sales		Capital expenditures[1]		Employees (Dec. 31)	
BUSINESS DIVISIONS	2003	2002	2003	2002	2003	2002
WACKER SILTRONIC	870.7	1,016.7	163.6	96.9	6,158	6,990
WACKER SILICONES	946.7	992.4	68.8	92.2	3,590	3,691
WACKER SPECIALTIES	498.7	501.9	21.3	27.2	1,302	1,366
WACKER CERAMICS	93.2	108.9	7.2	13.9	776	817
Other/services	58.3	57.9	70.8	46.6	3,796	3,773
WACKER Group	2,467.6	2,677.8	331.7	276.8	15,622	16,637

	Sales		Capital expenditures[1]		Employees (Dec. 31)	
REGIONS	2003	2002	2003	2002	2003	2002
Germany	591.9	608.6	281.5	234.6	12,277	12,497
Europe (excluding Germany)	819.5	810.3	22.5	1.1	279	330
Americas	590.4	759.2	9.8	16.8	1,709	2,125
Asia/other	465.8	499.7	17.9	24.3	1,357	1,685
WACKER Group	2,467.6	2,677.8	331.7	276.8	15,622	16,637

1 Property, plant, equipment and intangible assets.

"Other/services" includes activities not assigned to divisional operations.

6. Other Operating Income

This amount includes mainly income from reversal of accruals, income from currency translations and other exchange gains, income from disposal of assets, subsidies, insurance compensation and income from ancillary business. In 2002, this item included income from the sale of Wacker-Chemie GmbH's catalyst operations.

	2003	2002
Income from disposal of assets	2.6	5.5
Income from reversal of accruals	78.8	47.2

7. Other Operating Expenses

This item includes mainly losses from disposal of assets, currency translation and other exchange losses, expenses not directly attributable to functional costs, write-downs of receivables, and costs for ancillary business and special projects.

	2003	2002
Expenses from the disposal of fixed assets	(3.0)	(4.0)

8. Investment Result

	2003	2002
Investment income	22.4	3.0
Result from equity consolidation	0.4	5.8
Losses from disposal of investments	0.0	(0.2)
	22.8	8.6

9. Financial Result

	2003	2002
Income from other securities and long-term loans	0.1	0.1
Other interest and similar income	4.5	6.1
Interest income	4.6	6.2
Interest and similar expenses	(40.3)	(59.2)
Interest expenses (net)	(35.7)	(53.0)
Income from disposal of securities	0.1	0.0
Miscellaneous financial income	0.3	0.0
	0.4	0.0
Miscellaneous financial expenses	(1.2)	(0.2)
Other financial result	(0.8)	(0.2)
	(36.5)	(53.2)

10. Taxes

Other taxes are included in the expenses of the individual functions. These taxes totaled €7.9 million (prior year: €9.0 million).

The high tax rate was due to the fact that certain Group companies made losses which could not be set off against the positive results of other companies. No potential tax credits on loss carryforward were capitalized.

11. Intangible Assets

	Commissions, patents, trademarks, licenses and similar intellectual property rights	Goodwill	Total
Purchase costs			
Balance at Jan. 1, 2003	108.0	107.3	215.3
Additions	2.9	20.8	23.7
Retirements	(10.2)	0.0	(10.2)
Reclassifications	3.4	0.0	3.4
Exchange rate differences	(2.3)	(4.4)	(6.7)
Balance at Dec. 31, 2003	101.8	123.7	225.5
Depreciations			
Balance at Jan. 1, 2003	84.8	103.8	188.6
Additions	11.8	24.0	35.8
Retirements	(10.1)	0.0	(10.1)
Exchange rate differences	(2.0)	(4.1)	(6.1)
Balance at Dec. 31, 2003	84.5	123.7	208.2
Intangible assets Dec. 31, 2003	17.3	0.0	17.3
Intangible assets, Dec. 31, 2002	23.2	3.5	26.7

12. Property, Plant and Equipment

	Land, leasehold rights, buildings including those on non-company land	Plant and machinery	Other fixtures, business and office equipment	Advance payments, assets under construction	Total
Purchase or production costs					
Balance at Jan. 1, 2003	981.8	4,176.0	488.5	217.9	5,864.2
Additions	31.7	69.1	18.5	188.7	308.0
Retirements	(27.7)	(49.1)	(23.2)	(1.7)	(101.7)
Reclassifications	29.2	177.1	13.0	(222.6)	(3.3)
Exchange rate differences	(52.6)	(155.7)	(5.5)	(3.3)	(217.1)
Balance at Dec. 31, 2003	962.4	4,217.4	491.3	179.0	5,850.1
Depreciations					
Balance at Jan. 1, 2003	520.3	3,241.9	411.5	0.0	4,173.7
Additions	55.0	291.9	35.1	3.0	385.0
Retirements	(27.5)	(46.5)	(22.1)	(0.2)	(96.3)
Reclassifications	0.0	(0.1)	0.2	0.0	0.1
Exchange rate differences	(22.2)	(104.5)	(4.4)	0.0	(131.1)
Balance at Dec. 31, 2003	525.6	3,382.7	420.3	2.8	4,331.4
Property, plant and equipment Dec. 31, 2003	436.8	834.7	71.0	176.2	1,518.7
Property, plant and equipment Dec. 31, 2002	461.5	934.1	77.0	217.9	1,690.5

Extraordinary write-downs of €75.6 million (prior year: €64.8 million) were made on property, plant, equipment and intangible assets.

In 2002, this concerned mainly to the amortisation on existing goodwill from first-time consolidation.

Special adjustments for tax purposes on property, plant, equipment and intangible assets totaling €2.5 million were made in accordance with the following German legislation: R 35 EStR (Income Tax Act) and FördGG (Regional Development Act). These adjustments lowered our annual result by €1.5 million.

13. Financial Assets

	Investment in associated companies	Other investments	Permanent securities	Other financial assets	Total
Purchase costs					
Balance at Jan. 1, 2003	90.2	1.4	0.2	3.7	95.5
Additions	0.0	1.6	0.0	0.5	2.1
Retirements	0.0	0.0	(0.2)	(0.9)	(1.1)
Changes resulting from consolidation at equity	(1.5)	0.0	0.0	0.0	(1.5)
Exchange rate differences	0.0	0.0	0.0	(0.2)	(0.2)
Balance at Dec. 31, 2003	88.7	3.0	0.0	3.1	94.8
Depreciations					
Balance at Jan. 1, 2003	0.0	0.7	0.0	0.3	1.0
Retirements	0.0	1.4	0.0	(0.3)	1.1
Balance at Dec. 31, 2003	0.0	2.1	0.0	0.0	2.1
Financial assets Dec. 31, 2003	88.7	0.9	0.0	3.1	92.7
Financial assets Dec. 31, 2002	90.2	0.7	0.2	3.4	94.5

14. Inventories

	2003	2002
Raw materials and supplies	91.4	117.6
Goods and merchandise	304.1	321.9
Non-invoiced services	0.0	0.3
	395.5	439.8

15. Accounts Receivable and Other Assets

	2003		2002	
	Total	thereof with a residual term of over 1 year	Total	thereof with a residual term of over 1 year
Trade receivables	333.7	0.3	363.6	0.0
Receivables from subsidiaries	0.0	0.0	0.1	0.0
Receivables from other affiliates	16.8	10.8	18.5	10.9
Other assets	103.2	19.4	93.3	27.3
Other receivables and other assets	120.0	30.2	111.9	38.2
	453.7	30.5	475.5	38.2

Other assets include large individual amounts for tax receivables, receivables from forward exchange and interest hedging, receivables from suppliers, and receivables from investment incentives. In the prior year this item also contained receivables from insurance companies.

16. Other Assets

Prepaid expenses shown under assets in 2003 include mainly insurance premiums, service and maintenance costs and rents insofar as these are paid in advance for future fiscal years.

17. Changes in Equity Capital

	Subscribed capital Wacker-Chemie GmbH	Capital reserves Wacker-Chemie GmbH	Revenue reserves	Consolidated loss (–)/profit	Translation adjustment	Minority interests	Total
Jan. 1, 2003	260.8	202.5	228.8	28.0	1.9	79.2	801.2
Transfer to revenue reserves	0.0	0.0	28.0	(28.0)	0.0	0.0	0.0
Paid-in capital	0.0	0.0	0.0	0.0	0.0	0.5	0.5
Dividends	0.0	0.0	0.0	0.0	0.0	(21.5)	(21.5)
Net loss	0.0	0.0	0.0	(80.5)	0.0	(14.9)	(95.4)
Currency translation	0.0	0.0	0.0	0.0	(43.3)	0.0	(43.3)
Other changes	0.0	0.0	0.1	0.0	0.0	(15.0)	(14.9)
Dec. 31, 2003	260.8	202.5	256.9	(80.5)	(41.4)	28.3	626.6

Other changes in equity capital (minority interests) relate to the reduction due to the purchase of the remaining shares (45%) of WACKER NSCE Corp. Japan.

18. Minority Interests

Minority interests includes to shares in the equity of consolidated subsidiaries.

	2003	2002
Minority interests in the net profit/loss (–) of the WACKER Group:		
Share in profit	(13.2)	(10.1)
Share in loss	28.1	17.3
	14.9	7.2

Amounts due to minority shareholders relate mainly to third-party investments in Wacker Polymer Systems GmbH & Co. KG; the share in loss relates to third-party investments in WACKER NSCE Corp., Japan.

19. Accruals for Pensions and Similar Benefits

Accruals for pensions and similar benefits are made for current and future pension payments.

These accruals also include the obligations of Group companies abroad, arising from the assumption of medical insurance costs for retired employees. Accruals for similar benefits include accruals to cover the cost of early retirement programs and compensation for severance and termination agreements.

Accruals for defined benefit plans are calculated on the basis of locally applicable actuarial principles, actuarial assumptions and interest rates.

Accruals for contribution plans are included at their nominal value at closing date, again in accordance with locally applicable actuarial principles. For the domestic companies in the WACKER Group, the value of pension accruals is calculated in accordance with the actuarial present value method as defined by Section 6a of the German Income Tax Act (Einkommensteuergesetz).

20. Other Provisions and Accruals

	2003	2002
Provision for taxes	65.2	71.1
Provision for deferred taxes	0.0	14.8
Other accruals	298.7	316.1
	363.9	402.0

Provisions for taxes include amounts to cover the cost of regular tax audits in Germany. Other accruals include accruals for contingencies, for contingent losses from pending transactions and for maintenance. Contingency accruals include accruals for personnel expenses, environmental protection, restructuring measures, guarantees, outstanding invoices, rebates and bonuses, and the negative goodwill resulting from first-time consolidation.

The WACKER Group has accrued for early retirement obligations. They include wage/salary expenses and social security contributions to employees during the inactive phase of early retirement. They also fully cover related top-up payments. The accruals, up to the maximum legal limit, are for all employees eligible at year-end; insofar as additional partial retirement obligations were agreed upon, these are also considered as accruals.

21. Borrowings

	2003			2002		
		thereof with a residual term of			thereof with a residual term of	
	Total	less than 1 year	more than 5 years	Total	less than 1 year	more than 5 years
Bank liabilities	963.1	295.4	65.1	955.5	137.0	100.4
Liabilities to subsidiaries	0.3	0.3	0.0	0.0	0.0	0.0
Loans from employees[1]	26.0	4.3	4.2	24.5	4.0	4.0
Other borrowings	6.3	6.3	0.0	71.8	16.6	55.2
	995.7	306.3	69.3	1,051.8	157.6	159.6

1 These are loans made by employees to Wacker-Chemie GmbH, as part of the employee wealth formation.

Last year the largest single amount in other borrowings was owed by a foreign Group company to a government incentive agency. This item also includes liabilities to minority shareholders.

22. Trade Liabilities, Other Liabilities

	2003			2002		
		thereof with a residual term of			thereof with a residual term of	
	Total	less than 1 year	more than 5 years	Total	less than 1 year	more than 5 years
Trade liabilities	175.9	175.3	0.6	154.4	154.4	0.0
Liabilities due to other affiliates	1.5	1.5	0.0	0.0	0.0	0.0
Tax liabilities	10.5	10.3	0.1	8.3	8.3	0.0
Liabilities relating to social security	19.1	19.1	0.0	23.2	23.2	0.0
Liabilities relating to remuneration	3.0	0.3	2.7	4.2	4.2	0.0
Miscellaneous liabilities	34.5	25.5	6.3	60.3	53.1	7.1
Other liabilities	68.6	56.7	9.1	96.0	88.8	7.1

23. Cost of Materials

	2003	2002
Raw materials, supplies and merchandise	(727.9)	(763.5)
Outside services	(82.9)	(100.9)
	(810.8)	(864.4)

24. Personnel Expenses

	2003	2002
Wages and salaries	(738.3)	(752.5)
Social benefits and social aid funds	(138.6)	(142.1)
Pension plans	(48.9)	(55.2)
	(925.8)	(949.8)

Social benefits are mainly the employer's share of social security contributions as well as professional associations. Pension plan expenses are mainly pension payments and additions to accruals for pensions. Amounts transferred to external pension funds are also included here.

25. Annual Average Employee Numbers

	2003	2002
WACKER SILTRONIC	6,557	7,066
WACKER SILICONES	3,650	3,715
WACKER SPECIALTIES	1,330	1,385
WACKER CERAMICS	800	828
Other/services	3,831	3,823
	16,168	16,817

26. Contingent Liabilities

	2003	2002
Guarantees	0.0	0.1

27. Other Liabilities

	2003	2002
Rent and leasing contracts		
Due in the following year	17.8	16.2
Due in years 2 – 4	39.0	33.8
Due in year 5	11.2	11.3
	68.0	61.3
Contractual obligations for capital expenditures	179.8	163.0

The figures shown are nominal values.

28. Derivative Financial Instruments

We make use of financial instruments to hedge foreign currency transactions and interest payments resulting from operating business. These instruments include forward exchange contracts, currency and interest swap agreements and options. Use of such derivatives is regulated by corporate procedures.

	Foreign exchange derivatives		Interest rate derivatives	
	Dec. 31, 2003	Dec. 31, 2002	Dec. 31, 2003	Dec. 31, 2002
Nominal value	422.7	282.1	540.0	553.2
Market value	21.0	23.8	(31.1)	(21.8)
Credit risk	22.5	23.9	2.0	0.6

Accruals of €3.0 million (prior year: €1.6 million) have been made to cover derivatives uncompleted on December 31, 2003.

Most foreign exchange derivatives have a term of less than one year. Interest rate derivatives are contracted with longer terms, too.

Nominal value is the sum of purchase and sale values. Market values are calculated on the maturity (repurchase) values of the derivatives at balance sheet date. They are calculated on the basis of quoted prices or using standard calculation methods. Market values are not influenced by any revaluation of the underlying transactions. The negative market value associated with interest rate derivatives is set off against large positive market values from the underlying transactions. Value at risk is the sum of the company's exposure based only on the positive market values and refers to the risk of default of one of the contracting partners (counterparty risk). To minimize this risk, our derivative business is done only with reputable banks.

29. Information on Members of the Supervisory Board and the Executive Board of Wacker-Chemie GmbH

Total remuneration for the Supervisory Board was €0.5 million.

Total remuneration for the Executive Board was €2.5 million; expenses for former members of the Executive Board or their dependents totaled €0.9 million.

An accrual of €8.4 million has been made to cover pension payments to former members of the Executive Board or their dependents.

The members of the Supervisory Board and the Executive Board are listed on the following page.

Munich, March 29, 2004

Wacker-Chemie GmbH

Peter-Alexander Wacker

Joachim Rauhut Rudolf Staudigl

Supervisory Board

Dr. Karl Heinz Weiss
Chairman
Munich
Attorney

Anton Eisenacker*
Deputy Chairman
Perach
Certified Chemical Foreman

Peter Áldozó*
Burghausen
Technician

Helmut Beer* (until April 1, 2003)
Munich
Regional Head of the
Industrial Union
IG Bergbau, Chemie, Energie —
Bavaria/Munich

Dr. Werner Biebl
Munich
State Attorney General (retired)

Gertrud Eberth-Heldrich
Munich
Attorney

Marko Fartelj* (from April 1, 2003)
Kirchdorf
Machine Operator

Uwe Fritz*
Altotting
District Head of the Industrial Union IG
Bergbau, Chemie, Energie — Altotting

Dr. Peter Holl* (until April 1, 2003)
Emmerting
Chemist

Werner Jansen* (until January 13, 2003)
Burgkirchen
Shift Foreman

Eduard-Harald Klein* (from January 13, 2003)
Neuotting
Machine Operator

Robert J. Koehler
Wiesbaden
Chairman of Executive Committee
SGL Carbon AG

Manfred Köppl* (from April 1, 2003)
Kirchdorf
Industrial Mechanic

Franz-Josef Kortüm
Stockdorf
Chairman of Board of Management
WEBASTO AG

Seppel Kraus* (from April 1, 2003)
Munich
Regional Head of the
Industrial Union IG Bergbau,
Chemie, Energie —
Bavaria/Munich

Prof. Dr. Stefan Leberfinger
Munich
Public Auditor,
Tax Advisor

Dr. Dirk Oldenburg
Frankfurt
Board Member
Aventis Pharma AG

Karl-Heinz Prötzner* (until April 1, 2003)
Burghausen
Chemical Plant Operative

Hansgeorg Schuster* (until April 1, 2003)
Neukirchen a.d. Enknach
Fitter

Hans-Joachim Stadter* (from April 1, 2003)
Burghausen
Production Manager

Dr. Bernd W. Voss
Kronberg i. T.
Member of Supervisory Board
Dresdner Bank AG

* Employees' Representatives

Executive Board

Dr. Peter-Alexander Wacker
President & CEO

WACKER SILTRONIC, WACKER POLYSILICON

Executive Personnel; Corporate Development; Corporate Communications; Corporate Auditing; Legal
Procurement & Logistics
Europe

Dr. Joachim Rauhut

WACKER SPECIALTIES, WACKER CERAMICS
Corporate Accounting; Corporate Controlling; Corporate Finance; Information Technology
The Americas

Dr. Rudolf Staudigl

WACKER SILICONES

Human Resources (Personnel Director); Site Management; Corporate Engineering; Environment, Chemicals, Safety; Corporate R&D; Corporate Intellectual Property;
Sales & Distribution
Asia

Dr. Wilhelm Sittenthaler
(until September 30, 2003)

Divisions (as of March 2004)

Dr. Rainer Baumann
Corporate Development

Christian Bronisch
Legal Affairs

Arno von der Eltz
Information Technology

Dr. Peter Hartl
WACKER CERAMICS

Alfred Höf
Sales & Distribution

Dr. Klaus Höfelmann
WACKER SILICONES

Dr. Siegfried Kiese
Procurement and Logistics

Dr. Willi Kleine
Burghausen Plant

Folkhart Olschowy
Corporate Finance

Dr. Michael Peterat
Human Resources

Dr. Christoph von Plotho
WACKER SPECIALTIES

Peter Polzer
Corporate Communications

Volker Radius
Corporate Engineering

Ewald Schindlbeck
WACKER POLYSILICON

Bernhard Schmitt
Corporate Controlling

Dr. Wilhelm Sittenthaler
WACKER SILTRONIC

Prof. Dr. Johann Weis
Corporate R&D

Investments

(as of Dec 31, 2003)	Identi-fier	Equity in TEUR	Net result in TEUR	Capital share in %
I. Subsidiaries				
1. Germany				
Alzwerke GmbH, Munich	1), 4)	7,160		100.00
Consortium für elektrochemische Industrie GmbH, Munich	1), 4)	23		100.00
DRAWIN Vertriebs-GmbH, Ottobrunn	1), 4)	24,010		100.00
Wacker-Chemie Versicherungsvermittlung GmbH, Munich	1), 4)	26		100.00
Wacker Siltronic AG, Burghausen	3)	188,739	(12,993)	100.00
W.E.L.T. Reisebüro GmbH, Munich(*)	1)	116	(69)	51.00
Wacker-Chemie Beteiligungsfinanzierungs GmbH, Munich	2)	27	1	100.00
Wacker-Chemie Holdings GmbH & Co. KG, Burghausen	1)	176,954	66,416	100.00
Wacker Polymer Systems GmbH & Co. KG, Burghausen	2)	108,434	63,880	80.00
Wacker Polymer Systems Geschäftsführungs GmbH, Burghausen	2)	36	4	80.00
Wacker-Chemie Erste Venture GmbH, Munich	2)	73	10	100.00
Wacker-Chemie Zweite Venture GmbH, Munich	1)	29	2	100.00
Wacker-Chemie Dritte Venture GmbH, Munich	1)	455,027	(670,000)	100.00
ESK Ceramics Geschäftsführungs GmbH, Kempten	1)	21	(4)	100.00
ESK Ceramics GmbH & Co. KG, Kempten	1)	9,990	(10)	100.00
Wacker-Chemie Fünfte Venture GmbH, Munich	1)	25	.	100.00
Wacker-Chemie Sechste Venture GmbH, Munich	1)	25	.	100.00
2. Europe (excl. Germany)				
Wacker-Chemie (Belgium) B.V.B.A., Brussels	1)	758	711	100.00
Wacker Chimie S.A.S., Lyon	1)	1,249	1,134	100.00
ESK Ceramics France S.A.S.U., Bazet	2)	519	(19)	100.00
Wacker-Chemicals Ltd., Egham, Surrey	1)	1,572	1,127	100.00
Wacker-Chemie Italia SpA, Peschiera Borromeo/ Milan	3)	6,226	3,515	100.00
Wacker Chemicals Finance B.V., Krommenie/ Amsterdam	1)	10,687	11	100.00
Wacker Chemicals Holding International B.V., Krommenie/Amsterdam	2)	109,958	(147,213)	100.00
Wacker-Chemie Benelux B.V., Krommenie/ Amsterdam	1)	425	407	100.00
Wacker-Chemie Ges.m.b.H., Vienna, i. L.	1)	413	291	100.00
Wacker-Kemi AB, Solna	1)	683	613	100.00
Wacker-Chemie (Schweiz) AG, Basel	1)	456	334	100.00
Wacker Química Ibérica, S.A., Barcelona	1)	933	727	100.00
Wacker-Chemie S.r.o., Prag	1)	205	140	100.00
Wacker-Chemie Polska Sp. z o.o., Warsaw	1)	466	368	100.00
Wacker-Chemie Hungária Kft., Budapest	1)	164	37	100.00
OOO Wacker Chemie RUS, Moscow	1)	568	106	100.00

(as of Dec 31, 2003)	Identifier	Equity in TEUR	Net result in TEUR	Capital share in %
3. Americas				
Wacker Chemical Corp., Adrian, Michigan	1)	46,682	(12,130)	100.00
Kelmar Industries, Duncan, South Carolina	2)	13,662	1,929	100.00
Microblen Corp., Duncan, South Carolina	2)	(509)	(523)	100.00
Precision Silicones Inc., Chino, California	2)	144	(1,682)	100.00
Wacker Semiconductor Holding Corp., Portland, Oregon	2)	85,362		100.00
Wacker Siltronic Corp., Portland, Oregon	2)	30.122	(41,258)	100.00
Wacker Polymer Systems L.P. , Allentown	6)	15,173	4,862	100.00
WPS General Partners Inc., Adrian, Michigan	6)	66	6	100.00
Wacker Mexicana S.A. de C.V., Mexico, D.F.	1)	1,468	345	100.00
Wacker Quimica do Brasil Ltda., Sao Paulo	1)	3,314	427	100.00
4. Asia				
Wacker Chemicals East Asia Ltd., Tokyo	2)	(317)	131	100.00
Wacker Chemicals Korea Ltd., Seoul	1)	758	77	100.00
Wacker Chemicals (South Asia) Pte. Ltd., Singapore	1)	531	166	100.00
Wacker Siltronic Singapore Pte. Ltd., Singapore	2)	155,434	8,704	100.00
Wacker Siltronic Asia Trading Pte. Ltd., Singapore	2)	1,932	1,988	100.00
Wacker NSCE Corp., Hikari, Japan	2)	10,382	(63,772)	100.00
Wacker NSCE Malaysia Sdn. Bhd., Kulim, Malaysia	2)	563	(32,886)	100.00
Wacker Chemicals Hongkong Ltd., Hong kong	1)	5,715	1,415	100.00
Wacker Chemicals China Ltd., Hong kong	2)	563	(69)	100.00
Wacker Silicones Technology (Shanghai) Co. Ltd., Shanghai	2)	391	(674)	100.00
Wacker Chemicals Trading (Shanghai) Co. Ltd., Shanghai	2)	600	(312)	100.00
Wacker Polymer Materials (Shanghai) Co. Ltd., Shanghai	2)	392	(116)	80.00
Wacker Polymer Systems Korea Ltd., Seoul	2)	1,304	(681)	80.00
Wacker Metroark Chemicals Pvt. Ltd., Parganas/India	1)	5,422	759	51.00
Wacker Chemicals Australia Pty. Ltd., Melbourne	1)	1,196	404	100.00
II. Joint Ventures(**)				
AGENDA Vermögensverwaltungs GmbH i. L., Munich	2)	21,686	338	50,00
Air Products Korea Inc., Seoul	1), 5)	26,851	839	35.00
Wacker Asahi Kasei Silicone Co. Ltd., Tokyo	1)	8,796	489	50.00
Air Products Resinas Holding S.A. de C.V., Queretaro, Mexico	1), 5)	5,659		35.00
Air Products Polymers L.P., Allentown	2), 5)	189,646	8,325	19.38
Air Products Polymers Holdings L.P., Allentown	2), 5)	153,385	6,697	19.38
Planar Solutions L.L.C., Adrian, Michigan	2)	3,219	837	50.00

Identifiers:

(1) Direct investments by Wacker-Chemie GmbH

(2) Indirect investments Wacker-Chemie GmbH

(3) Direct and indirect investments by Wacker-Chemie GmbH

(4) Wacker-Chemie GmbH has concluded profit and loss transfer agreements with these companies.

(5) Different financial year.

(6) 100% of shares are held by Wacker Polymer Systems GmbH & Co. KG, Burghausen, (capital share: 80%).

(*) Previous year figures

(**) Only direct investments in the respective parent company have been listed.

The following auditors' report is based on our complete consolidated annual financial statements as of and for the year ended December 31, 2003, which are available at the offices of the Company and include the Group's management report for the fiscal year 2003. The Consolidated annual financial statements are included in this offering circular without the Group's management report.

Auditors' Report

We have audited the consolidated financial statements and the group management report prepared by Wacker-Chemie GmbH for the business year from January 1 to December 31, 2003. The preparation of the consolidated financial statements and the group management report in accordance with German commercial law are the responsibility of the company's management. Our responsibility is to express an opinion on the consolidated financial statements and the group management report based on our audit.

We conducted our audit of the consolidated annual financial statements in accordance with § 317 HGB ("Handelsgesetzbuch: German Commercial Code") and the German generally accepted standards for the audit of financial statements promulgated by the Institut der Wirtschaftsprüfer (Institute of Public Auditors in Germany) (IDW). Those standards require that we plan and perform the audit such that misstatements materially affecting the presentation of the net assets, financial position, results of operations in the consolidated financial statements in accordance with German principles of proper accounting and in the group management report are detected with reasonable assurance. Knowledge of the business activities and the economic and legal environment of the group and evaluations of possible misstatements are taken into account in the determination of audit procedures. The effectiveness of the accounting-related internal control system and the evidence supporting the disclosures in the consolidated financial statements and the group management report are examined primarily on a test basis within the framework of the audit. The audit includes assessing the annual financial statements of the companies included in consolidation, the determination of the companies to be included in consolidation, the accounting and consolidation principles used and significant estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements and the group management report. We believe that our audit provides a reasonable basis for our opinion.

Our audit has not led to any reservations.

In our opinion, the consolidated financial statements give a true and fair view of the net assets, financial position and results of operations of the Group in accordance with German principles of proper accounting. On the whole the group management report provides a suitable understanding of the Group's position and suitably presents the risks of future development.

Munich, March 31, 2004

KPMG Deutsche Treuhand-Gesellschaft
Aktiengesellschaft
Wirtschaftsprüfungsgesellschaft

Berger
Wirtschaftsprüfer

Schumacher
Wirtschaftsprüfer

Audited Annual Unconsolidated Financial Statements (German GAAP) as of and for the year ended 2005

Profit and Loss Statement of Wacker Chemie AG for Fiscal Year 2005

	Note	2005	2004
		€ million	€ million
Sales	(3)	1,540.3	1,451.6
Changes in inventories		7.6	(16.8)
Own work capitalized		29.0	24.6
Total		1,576.9	1,459.4
Other operating income	(4)	112.5	49.8
Cost of materials	(5)	(568.3)	(494.4)
Personnel expenses	(6)	(464.2)	(433.6)
Depreciation	(7)	(140.8)	(128.7)
Other operating expenses	(8)	(353.9)	(425.3)
Operating result		162.2	27.2
Investment income		79.4	(250.3)
Interest income		(20.3)	(26.2)
Other financial results		0.3	(1.0)
Financial result	(9)	59.4	(277.5)
Result from ordinary business operations		221.6	(250.3)
Income Tax	(10)	(85.1)	(29.1)
Net profit/loss (–)		136.5	(279.4)
Profit carried forward		220.1	499.5
Withdrawal from capital reserve		(142.6)	0.0
Transfer to reserve for own shares		142.6	0.0
Retained profit		356.6	220.1

Balance Sheet of Wacker Chemie AG as of December 31, 2005

	Note	2005	2004
		€ million	€ million
ASSETS			
Intangible assets	(11)	45.9	58.4
Property, plant and equipment	(12)	654.2	607.2
Financial assets	(13)	564.3	259.0
Fixed assets		1,264.4	924.6
Inventories	(14)	178.4	161.9
Trade receivables		152.9	137.7
Other receivables and other assets		210.2	487.0
Accounts receivable and other assets	(15)	363.1	624.7
Securities	(16)	145.7	0.0
(thereof own shares EUR 142.6 million)			
Cash-in-hand, Bundesbank balances, cash in banks (liquidity)		12.8	4.8
		158.5	4.8
Current assets		700.0	791.4
Prepaid expenses	(17)	2.7	0.3
		1,967.1	1,716.3

	Note	2005	2004
		€ million	€ million
LIABILITIES			
Subscribed capital		260.8	260.8
Capital reserve		59.9	202.5
Reserve for treasury shares		142.6	0.0
Retained profit		356.6	220.1
Equity	(18)	819.9	683.4
Accruals for pensions and Similar obligations	(19)	232.1	217.0
Other provisions and accruals	(20)	242.3	220.2
Reserves		474.4	437.2
Financial liabilities	(21)	501.4	498.8
Trade liabilities	(22)	113.7	67.1
Other liabilities	(22)	49.7	29.8
Liabilities		664.8	595.7
Deferred income	(17)	8.0	0.0
		1,967.1	1,716.3

Notes to the Financial Statements of Wacker Chemie AG

1 Accounting Principles

The annual financial statements are prepared in accordance with the German Commercial Code (Handelsgesetzbuch). Any additional requirements under the German Stock Corporation Act (Aktiengesetz) have been met as well.

In the Income Statement and the Balance Sheet we have grouped together certain legally required line items for a better understanding. As required, these items are presented and explained separately in these notes.

As of January 01, 2005, the format of the Income Statement has been changed from cost-of-sales to type of expenditure accounting format, including an adjustment of previous year figures.

All amounts are in millions of euros, unless expressly stated otherwise.

The shareholders of Wacker-Chemie GmbH decided to convert Wacker-Chemie GmbH into a stock corporation (Aktiengesellschaft, AG) on November 04, 2005.

Wacker Chemie AG was established on November 23, 2005 (entry on the Commercial Register) by changing the legal status from Wacker-Chemie GmbH.

The spin-off of the liquid crystal-pigments business to Wacker-Chemie Fünfte Venture GmbH took effect as of May 01, 2005 at current market values. The thereby generated income of Euro 2.7 million is reported under other operating revenue.

Otherwise, the above has had no material effect on the presentation of the net assets, financial condition and results of operations.

2 Accounting and Valuation Principles

Intangible assets purchased for a consideration are recognized at cost and depreciated as scheduled. Research and development costs are booked as current expenses. Property, plant, and equipment are recognized at cost and depreciated over their expected useful life. For company-constructed assets, the production costs are based on the normal valuation principles for products.

Tangible assets are depreciated using the declining-balance method; all other fixed assets are depreciated on a straight-line basis. A switch from the declining-balance to the straight-line method is made when the latter becomes advantageous.

Unscheduled write-downs are made, if permanent impairment in value is anticipated.

Financial assets are recognized at their acquisition cost, less write-down, where applicable.

Interest-free or long-term, low-interest loans are discounted.

Inventories are valued at acquisition or production cost or the lower of either replacement cost or net realizable values on balance sheet date.

Finished goods are valued at actual production costs derived from standard costs.

In addition to direct costs, production costs include reasonable amounts for material overheads and general manufacturing costs as well as straight-line depreciation and proportionate administration costs. Interest on borrowed funds are not recognised.

Replacement costs are determined based on the assumption of normal utilization of production facilities; the net realizable value principle is applied.

Trade receivables and other receivables are recognized at their nominal value.

Risks have been taken into account by reasonable allowances; disagios are deferred.

Receivables and liabilities denominated in foreign currencies are translated at the buying or selling rate at the transaction date.

If the translation at the relevant rates at balance sheet date results in lower receivables or higher liabilities in Euro, period end exchange rates are applied. Specifically hedged receivables and liabilities are recognized at the exchange rate. Petty cash and cash in bank in foreign currencies are translated at the buying rate as of the balance sheet date.

Write-ups for fixed and current assets are recorded, if the reasons for unscheduled write-downs no longer exist. We set up provisions and accruals at the amount of the anticipated obligation.

Liabilities are recognized at their repayment amount. Income and expenses are deferred, if they constitute income or expenses for a determined period after the balance sheet date.

Emission certificates allotted free of charge are reported at a nominal value of nil. If the stock of allotted emission certificates does not cover the anticipated obligation, provisions are recognized.

Income from the sale of emission certificates allotted free of charge are included in the income statement.

3 Segment information

	Sales	
	2005	2004
SEGMENTS		
WACKER SILICONES	915.1	865.6
WACKER POLYMERS	137.8	123.2
WACKER FINE CHEMICALS	95.6	91.1
WACKER POLYSILICON	215.1	186.5
Other(*)	176.7	185.2
	1,540.3	1,451.6

(*) "Other" includes in particular income from services charged to subsidiaries and associated companies.

The Group's WACKER POLYMERS division within Wacker Chemie AG is represented only in the business areas of basic and special chemicals and polymers.

	Sales (Customer's corporate seat)	
	2005	2004
REGIONS		
Germany	687.0	661.0
Europe (excl. Germany)	466.2	452.6
Americas	151.0	145.6
Asia	186.9	168.2
Other	49.2	24.2
	1,540.3	1,451.6

4 Other Operating Income

This amount includes mainly income from reversal of provisions and accruals, income from currency translation gains, income from disposal of assets, subsidies and grants, insurance compensation and income from ancillary business.

	2005	2004
Income from disposal of fixed assets	2.8	2.0
Income from reversal of provisions and accruals	20.8	10.4
Income from major reversal of allowance for doubtful accounts	16.1	0.0

5 Cost of Materials

	2005	2004
Cost of raw materials, supplies and merchandise	(562.1)	(487.8)
Cost of purchased services	(6.2)	(6.6)
	(568.3)	(494.4)

6 Personnel expenses

	2005	2004
Wages and salaries	(368.5)	(340.4)
Social benefits and social aid funds	(66.2)	(64.7)
Pension plans	(29.5)	(28.5)
	(464.2)	(433.6)

Social benefits are mainly the employer's share of social security contributions and contributions to workmen's compensation boards.

Pension plan expenses are mainly pension payments and additions to accruals for pensions.

Contributions to external pension funds are also included here.

7 Depreciation

	2005	2004
Scheduled depreciation	(128.7)	(127.8)
Unscheduled write-downs	(11.7	(0.3)
Tax-based extraordinary write-downs	(0.4)	(0.6)
	(140.8)	(128.7)
Effect of tax-based extraordinary write-downs on net income	(0.2)	(0.4)

8 Other Operating Expenses

This item includes mainly losses from disposal of assets, currency exchange rate losses, write-down of receivables (unless reported separately), repair/maintenance costs, freight, charges and contributions, external research costs, other personnel-related costs, advisory costs, income-related expenses, commissions, expenses for environmental protection and other risks.

	2005	2004
Losses from disposal of fixed assets	(2.0)	(1.1)
Write-down of receivables/affiliated companies	0.0	(77.3)
Expenses related to sales of participations	0.0	(5.3)
Other taxes (mainly property-related taxes	(1.5)	(0.7)

Prior year write-down to present value of receivables/affiliated companies was related to the sale of an intragroup loan receivable.

9 Financial result

	2005	2004
Investment income		
Income from profit pooling	7.7	8.2
Income from investments	60.5	55.5
thereof affiliated companies	(60.0)	(55.3)
Income from the disposal of investments in affiliated companies	1.0	50.8
Income from Group tax allocations	5.0	5.2
Write-up of investments	2.3	0.0
Other income from investments	3.0	2.5
Losses from disposal of investments	(0.1)	0.0
Write-down of investments in affiliated companies	0.0	(372.5)
	79.4	(250.3)

In the previous year, income from the disposal of investments in affiliated companies related to the sale of Ceramics activities in mid-2004.

The write-down of investments in affiliated companies in the previous year was related to the losses in the semiconductor business.

	2005	2004
Interest income		
Other interest and similar income	5.6	6.6
thereof subsidiaries	(1,3)	(1,4)
Interest and similar expenses	(25.9)	(32.8)
thereof subsidiaries	(–1,2)	(–1,2)
	(20.3)	(26.2)
Other financial results		
Other financial income	0.6	0.0
Other financial expenses	(0.3)	(1.0)
	0.3	(1.0)
	59.4	(277.5)

10 Income tax

Tax expenses also include income tax of companies with which a profit pooling agreement exists; income tax transfers are generally included in the investment income.

Other taxes are reported under other operating expenses.

Income taxes are incurred exclusively on the result from ordinary business activities.

11 Intangible Assets

	Concessions, patents, trademarks, licenses and similar intellectual property rights
Purchase costs	
Balance on 1/1/2005	132.8
Additions	1.2
Reclassifications	0.6
Balance on 12/31/2005	134.6
Depreciations	
Balance on 1/1/2005	74.4
Additions	14.3
Balance on 12/31/2005	88.7
Balance sheet value on 12/31/2005	45.9
Balance sheet value on 12/31/2004	58.4

12 Property, Plant and Equipment

	Land, leasehold rights, buildings including buildings on non-company lands	Plant and machinery	Other fixtures, business and office equipment	Advance payments, assets under construction	Total
Purchase and production costs					
Balance on 1/1/2005	384.0	1,977.5	311.2	44.9	2,717.6
Additions	7.8	82.3	14.4	72.5	177.0
Retirements	(2.0)	(46.2)	(22.7)	0.0	(70.9)
Reclassifications	1.1	32.0	3.6	(37.3)	(0.6)
Balance on 12/31/2005	390.9	2,045.6	306.5	80.1	2,823.1
Depreciations					
Balance on 1/1/2005	246.5	1,598.5	265.4	0.0	2,110.4
Additions	13.8	95.2	17.5	0.0	126.5
Retirements	(1.9)	(44.4)	(21.7)	0.0	(68.0)
Reclassifications	0.0	0.9	(0.9)	0.0	0.0
Balance on 12/31/2005	258.4	1,650.2	260.3	0.0	2,168.9
Balance sheet value on 12/31/2005	132.5	395.4	46.2	80.1	654.2
Balance sheet value on 12/31/2004	137.5	379.0	45.8	44.9	607.2

13 Financial Assets

	Investments affiliated companies	Other investments	Other financial assets	Total
Purchase costs				
Balance on 1/1/2005	1,300.2	7.6	2.1	1,309.9
Additions	330.6	0.0	0.0	330.6
Retirements	(26.8)	(1.0)	(0.1)	(27.9)
Balance on 12/31/2005	1,604.0	6.6	2.0	1,612.6
Depreciations				
Balance on 1/1/2005	1,050.4	0.5	0.0	1,050.9
Retirements	0.0	(0.3)	0.0	(0.3)
Write-ups	(2.3)	0.0	0.0	(2.3)
Balance on 12/31/2005	1,048.1	0.2	0.0	1,048.3
Balance sheet value on 12/31/2005	555.9	6.4	2.0	564.3
Balance sheet value on 12/31/2005	249.8	7.1	2.1	259.0

The write-up was made on the investment in Wacker Quimica do Brasil Ltda., since the reasons for write-downs recognized in previous years in part no longer exist.

Other, major changes to the financial assets are explained in the directors' report.

14 Inventories

	2005	2004
Raw materials and supplies	36.8	31.0
Goods and merchandise	134.4	129.2
Non-invoiced services	7.2	1.7
	178.4	161.9

Non-invoiced services mainly concern issues regarding subsidiaries.

15 Accounts Receivable and other Assets

	2005		2004	
	Total	thereof due with a residual term of over 1 year	Total	thereof due with a residual term of over 1 year
Trade receivables	152.9	0.0	137.7	0.0
Receivables from affiliated companies	156.8	0.2	399.6	0.0
Receivables from other investments	3.6	0.0	3.3	0.0
Other assets	49.8	1.4	84.1	19.4
Other receivables and other assets	210.2	1.6	487.0	19.4
	363.1	1.6	624.7	19.4

Other assets include individual amounts for tax receivables, receivables from investment incentives and receivables from suppliers.

In the prior year, this item also contained current loans receivable.

16 Securities

	2005	2004
Treasury shares(*)	142.6	0.0
Other securities	3.1	0.0
Total	145.7	0.0

(*) Also see explanations regarding equity capital, Appendix no. 18.

Other securities are funds held to secure early retirement obligations and have been pledged to the respective employees.

17 Prepaid Expenses and Deferred Income

Prepaid expenses include mainly service and maintenance costs as well as rents and disagios insofar as these are paid in advance for future fiscal years as well as rent and, if investment incentives/cost subsidies were paid to suppliers in advance for services to be performed by the suppliers in future fiscal years, the corresponding payments are included in this balance sheet item. Deferred Income contains deferred insurance compensation received for losses affecting future fiscal years.

18 Equity

	Subscribed capital	Capital reserves	Reserves for own shares	Net profit	Total
01/01/2005	260.8	202.5	0.0	220.1	683.4
Withdrawal from reserves	0.0	(142.6)	0.0	0.0	(142.6)
Transfer to reserves	0.0	0.0	142.6	0.0	142.6
Net profit	0.0	0.0	0.0	136.5	136.5
12/31/2005	260.8	59.9	142.6	356.6	819.9

No different classes of shares exist. The subscribed capital is distributed on 52,152,600 no-par-value shares. 7,823,000 of the above are held as treasury shares. With reference to the capital stock in the amount of 260,763,000, this is equal to a value of Euro 39,115,000. Treasury shares are shares that Wacker-Chemie GmbH acquired prior to the conversion to a Stock corporation.

On 12/14/2005, Dr. Alexander Wacker Familiengesellschaft mbH, Munich, notified Wacker Chemie AG that it directly holds more than 50% of the capital stock of Wacker Chemie AG. On 12/12/2005, Blue Elephant Holding GmbH, Pöcking, notified Wacker Chemie AG that it directly holds more than 25% of the capital stock of Wacker Chemie AG.

19 Accruals for Pensions and Similar Obligations

Accruals for pensions and similar obligations are made for current and future pension payments. The valuation has been calculated actuarially in accordance with the actuarial present value method as defined by section 6a of the German Income Tax Act (Einkommenssteuergesetz).

The most recent Heubeck mortality charts have been fully taken into account.

20 Other Provisions and Accruals

	2005	2004
Provision for taxes	82.2	58.2
Other provisions	160.1	162.0
	242.3	220.2

Provisions for taxes include amounts to cover the costs of regular tax audits.

Other provisions include provisions for uncertain liabilities, for potential losses from pending transactions, and for maintenance. Contingency provisions include provisions for personnel expenses, environmental protection, restructuring measures, guarantees, outstanding invoices, rebates, and bonuses. Wacker Chemie AG has provided for early retirement obligations. They include wage/salary expenses and social security contributions to employees during the inactive phase of early retirement. They also fully cover related top-up payments. The provisions, up to the maximum legal limit, are for all employees eligible at year-end. Insofar as additional partial retirement obligations were agreed upon, these are also considered as accruals.

21 Financial liabilities

	2005			2004		
		thereof due within			thereof due within	
	Total	up to 1 year	more than 5 years	Total	up to 1 year	more than 5 years
Bank liabilities	415.7	7.3	44.4	404.5	65.9	7.6
Liabilities to affiliated companies	61.4	61.4	0.0	66.6	66.6	0.0
Loans from employees(*)	19.3	5.0	0.0	22.9	4.7	0.0
Other borrowings	5.0	5.0	0.0	4.8	4.8	0.0
	501.4	78.7	44.4	498.8	142.0	7.6

(*) These are loans made by employees to Wacker Chemie AG, as part of the employee wealth formation.

22 Trade liabilities, Other liabilities

	2005			2004		
		thereof due within			thereof due within	
	Total	up to 1 year	more than 5 years	Total	up to 1 year	more than 5 years
Trade liabilities	113.7	113.7	0.0	67.1	67.1	0.0
Liabilities due to affiliated companies	3.7	3.7	0.0	3.7	3.7	0.0
Liabilities due to other investments	3.2	3.2	0.0	3.3	3.3	0.0
Tax liabilities	5.5	5.5	0.0	6.0	6.0	0.0
Liabilities related to social security	10.9	10.9	0.0	10.2	10.2	0.0
Liabilities related to wages and salaries	0.1	0.1	0.0	0.0	0.0	0.0
Liabilities related to accrued interest	2.5	2.5	0.0	2.5	2.5	0.0
Down payments received	21.1	21.1	0.0	0.0	0.0	0.0
Other liabilities	2.7	2.7	0.0	4.1	4.1	0.0
Other liabilities	49.7	49.7	0.0	29.8	29.8	0.0

23 Annual Average Employee Numbers

	2005	2004
WACKER SILICONES	2,706	2,791
WACKER POLYMERS	300	322
WACKER FINE CHEMICALS	253	280
WACKER POLYSILICON	807	761
Other	2,769	2,757
	6,835	6,911

24 Contingent Liabilities not Included in the Balance Sheet

	2005	2004
Guarantees	385.1	258.3
thereof for affiliated companies	(384,9)	(258,3)

Wacker Chemie AG is also liable for liabilities of domestic affiliated companies, with which profit pooling agreements exist. In addition, Wacker Chemie AG has agreed vis-à-vis a wholly-owned subsidiary to secure such subsidiary's payment obligations on the due date. Wacker Chemie AG is also liable vis-à-vis government bodies for proper recultivation of dumps and is required to provide collateral for this. Provisions in the amount of Euro 10.3 million are recognized for recultivation. In addition, the value of the additional collateral is Euro 8.4 million. Both figures refer to the situation at the end of the current fiscal year.

25 Other financial Commitments

	2005	2004
Rent and lease agreements		
Due in the following year	14.3	15.2
Due in years 2 — 4	34.4	34.8
Due in year 5 or later	19.4	10.8
	68.1	60.8
Contractual obligations for capital expenditures	79.5	56.4

The figures shown are nominal values.

In 2005, as part of acquiring a participation, Wacker Chemie AG has taken over all shares in Wacker Biotech GmbH. The purchase consideration is included in the investments in affiliated companies. The Purchase Agreement provides that subject to achieving future sales figures, additional purchase price payments must be made; to the extent that these refer to future sales targets such future payments are not included in the 2005 financial statements. The maximum amount that would be due if certain total sales targets were achieved for 2006 — 2008, is Euro 3.3 million.

Wacker Chemie AG has agreed vis-à-vis the relevant Joint Venture partners to make future investments in China and to provide the required equity capital and/or loans. If these obligations are met, this will result in an increase in financial assets in years to come.

26 Derivative Financial Instruments

We make use of financial instruments to hedge foreign currency transactions and interest payments resulting from operating business. These instruments include forward exchange

contract, currency and interest swap agreements and options. Use of such derivatives is regulated by corporate procedures.

	Foreign exchange derivatives		Interest rate derivatives		Other derivatives	
	12/31/2005	12/31/2004	12/31/2005	12/31/2004	12/31/2005	12/31/2004
Nominal value	167.0	241.1	351.4	383.2	3.3	3.0
Market value	1.6	17.0	(24.0)	(34.1)	0.0	0.1
Value at risk	1.6	17.0	0.9	1.4	0.0	0.1

Other derivatives concern business with precious metals for catalysts.

Most foreign exchange derivatives have a term of less than one year. Interest rate derivatives are contracted with longer terms, too.

The nominal value equals to the sum of hedged purchase and sales amounts. Market values refer to the maturity (repurchase) values of the derivatives at balance sheet date. They are calculated on the basis of quoted prices or using standard calculation methods. Market values are not influenced by any revaluation of the hedged items. The negative market value associated with interest rate derivatives is set off against large positive market values from the underlying transactions.

Value at risk is the sum of the company's exposure based only on the positive market values and refers to the risk of default of one of the contracting partners (counter-party risk). To minimize this risk, our derivative business is done only with reputable banks.

	2005	2004
Other assets include insurance premium expenses/deferred interests for foreign exchange options and interest rate derivatives open on the balance sheet date.	2.6	9.6
Other liabilities include deferred interest.	2.5	2.5
Reserves for open derivatives transactions	0.4	0.9

27 List of Investments

The list of investments by Wacker Chemie AG will be deposited with the Commercial register of the Munich Local Court (HRB 159705). The financial statements of Wacker Chemie AG are included in the consolidated financial statements of Dr. Alexander Wacker Familiengesellschaft mbH, Munich.

28 Appropriation of Profit proposed by the Executive Board

The Executive Board proposes to distribute an amount of Euro 1.60 per each individual share certificate entitled to dividends (44,329,600 individual share certificates), amounting to Euro 70,927,360 in total. The Executive Board proposes to allocate an amount of Euro 168,000,000 to other revenue reserves and to carry forward the remaining amount of Euro 117,690,698.58 as retained earning. The financial statements have been prepared prior to the appropriation of profits.

29 Supervisory Board and Executive Board of Wacker Chemie AG

Total remuneration for the Supervisory Board was Euro 0.6 million.

Total remuneration for the Executive Board was Euro 4.9 million.

An amount of Euro 7.1 million has been accrued to cover pension obligations to former members of the Executive Board or their dependents.

The members of the Supervisory Board and the Executive Board of Wacker Chemie AG are listed on the following pages.

Munich, March 6, 2006

Wacker Chemie AG

Peter-Alexander Wacker	Rudolf Staudigl
Joachim Rauhut	Auguste Willems

Supervisory Board

Dr. Karl Heinz Weiss
Chairman
Munich
Attorney

Anton Eisenacker*
Deputy Chairman
Perach
Certified Chemical Foreman

Peter Áldozó*
Burghausen
Technician

Dr. Werner Biebl
Munich
State Attorney General (retired)

Gertrud Eberth-Heldrich
Munich
Attorney

Marko Fartelj*
Kirchdorf
Machine Operator

Uwe Fritz*
Altötting
District Head of the Industrial Union
IG Bergbau, Chemie, Energie
Altötting

Eduard-Harald Klein*
Neuötting
Machine Operator

Robert J. Koehler (until 09/26/2005)
Wiesbaden
Chairman of Executive Committee
SGL Carbon AG

Manfred Köppl*
Kirchdorf
Industrial Mechanic

Franz-Josef Kortüm
Stockdorf
Chairman of Board of Management
WEBASTO AG

Seppel Kraus*
Munich
Regional Head of the Industrial Union
IG Bergbau, Chemie, Energie
Bavaria/Munich

Prof. Dr. Stefan Leberfinger
Munich
Public Auditor, Tax Adviser

Dr. Dirk Oldenburg (until 09/26/2005)
Frankfurt
Board Member
Sanofi Aventis Pharma AG

Hans-Joachim Stadter*
Burghausen
Production Manager

Dr. Thomas Strüngmann (from 09/26/2005)
Tegernsee
Diplomkaufmann (Graduate in
Business Management)

Dr. Bernd W. Voss
Kronberg i. T.
Member of Supervisory Board
Dresdner Bank AG

Prof. Dr. Ernst-Ludwig Winnacker
(from 09/26/2005)
Munich
Prof. für Biochemistry at LMU Munich
DG President

---

* Employee representative

Executive Board

Dr. Peter-Alexander Wacker
Chairman

SILTRONIC
WACKER POLYSILICON

Executive Personnel; Corporate Development; Corporate Communications; Corporate Auditing; Legal

Dr. Rudolf Staudigl

WACKER SILICONES

Human Resources (Personnel Director); Site Management; Environment; Safety; Corporate R&D; Corporate Intellectual Property

Asia

Dr. Joachim Rauhut

Corporate Accounting, Corporate Controlling; Corporate Finance; Information Technology Material Management & Control; Logistics

Europe

Auguste Willems (from 01/01/2006)

WACKER POLYMERS
WACKER FINE CHEMICALS

Corporate Engineering; Regional Coordination

Americas

Divisions (as of March 2006)

Dr. Rainer Baumann
Corporate Development

Christian Bronisch
Legal Affairs

Arno von der Eltz
WACKER POLYMERS

Alfred Höf
Regional Coordination

Dr. Siegfried Kiese
Materials Management & Control/Logistics

Dr. Willi Kleine
Burghausen Plant

Dr. Tobias Ohler
Corporate Controlling

Folkhart Olschowy
Corporate Finance

Dr. Christoph von Plotho
WACKER SILICONES

Peter Polzer
Corporate Communications

Volker Radius
Corporate Engineering

Joachim Reichel
Information Technology

Ewald Schindlbeck
WACKER POLYSILICON

Dr. Gerhard Schmid
WACKER FINE CHEMICALS

Dr. Wilhelm Sittenthaler
SILTRONIC

Walter Vogg
Human Resources

Prof. Dr. Johann Weis
Corporate R&D

Investments

(as of Dec 31, 2005) Equity capital and net profit acc. to IFRS	Identifier	Equity in TEUR	Net result in TEUR	Capital share in %
I. Subsidiaries				
1. Germany				
Alzwerke GmbH, Munich	(1), (4)	11,383	0	100.00
Consortium für elektrochemische Industrie GmbH, Munich	(1), (4)	169	0	100.00
DRAWIN Vertriebs-GmbH, Ottobrunn	(1), (4)	5,077	0	100.00
Wacker-Chemie Versicherungsvermittlung GmbH, Munich	(1), (4)	22	0	100.00
Siltronic AG, Munich	(3)	450,857	(38,562)	100.00
W.E.L.T. Reisebüro GmbH, Munich(*)	(1)	439	204	51.00
Wacker-Chemie Beteiligungsfinanzierungs GmbH, Munich	(2)	28	1	100.00
Wacker-Chemie Holdings GmbH & Co. KG, Burghausen	(1)	149,551	52,104	100.00
Wacker Polymer Systems GmbH & Co. KG, Burghausen	(2)	140,849	63,343	80.00
Wacker Polymer Systems Geschäftsführungs GmbH, Burghausen	(2)	21	119	80.00
Wacker-Chemie Erste Venture GmbH, Munich	(2)	75	1	100.00
Wacker-Chemie Zweite Venture GmbH, Munich	(1)	32	1	100.00
Wacker-Chemie Dritte Venture GmbH, Munich	(1) (4)	387,727	0	100.00
Wacker-Chemie Sechste Venture GmbH, Munich	(1)	26	0	100.00
Wacker-Chemie Siebte Venture GmbH, Munich	(1)	25	0	100.00
Wacker-Chemie Achte Venture GmbH, Munich	(1)	25	0	100.00
Wacker-Chemie Neunte Venture GmbH, Munich	(1)	25	0	100.00
Wacker Biotech GmbH, Jena	(1)	(300)	(350)	100.00
2. Europe (excl. Germany)				
Wacker Chimie S.A.S., Lyon	(1)	1,387	1,231	100.00
Wacker-Chemicals Ltd., Egham, Surrey	(1)	998	858	100.00
Wacker-Chemie Italia S.r.L., Peschiera Borromeo/ Milan	(3)	5,683	1,072	100.00
Wacker Chemicals Finance B.V., Krommenie/ Amsterdam	(1)	7,806	(5)	100.00
Siltronic Holding International B.V., Krommenie/ Amsterdam	(2)	156,407	8,501	100.00
Wacker-Chemie Benelux B.V., Krommenie/ Amsterdam	(1)	351	333	100.00
Wacker-Kemi AB, Solna	(1)	539	482	100.00
Wacker-Chemie (Schweiz) AG, Basel	(1)	418	279	100.00
Wacker Química Ibérica, S.A., Barcelona	(1)	1,013	807	100.00
Wacker-Chemie S.r.o., Prague	(1)	261	181	100.00
Wacker-Chemie Polska Sp. z o.o., Warsaw	(1)	743	568	100.00
Wacker-Chemie Hungária Kft., Budapest	(1)	97	(34)	100.00
OOO Wacker Chemie RUS, Moscow	(1)	637	282	100.00

(as of Dec 31, 2005) Equity capital and net profit acc. to IFRS	Identi-fier	Equity in TEUR	Net result in TEUR	Capital share in %
3. Americas				
Wacker Chemical Corp., Adrian, Michigan	(1)	43,254	3,782	100.00
Precision Silicones Inc., Chino, California	(2)	734	764	100.00
Siltronic Holding Corp., Portland, Oregon	(2)	64,189	0	100.00
Siltronic Corp., Portland, Oregon	(2)	53,397	10,056	100.00
Wacker Polymer Systems L.P. , Allentown, Pennsylvania	(6)	17,219	5,817	100.00
WPS General Partners Inc., Adrian, Michigan	(6)	16	16	100.00
Wacker Mexicana S.A. de C.V., Mexico, D.F.	(1)	1,437	59	100.00
Wacker Quimica do Brasil Ltda., Sao Paulo	(1)	4,097	491	100.00
4. Asia				
Wacker Chemicals East Asia Ltd., Tokyo	(2)	1,253	934	100.00
Wacker Chemicals Korea Ltd., Seoul	(1)	233	(90)	100.00
Wacker Chemicals (South Asia) Pte. Ltd., Singapore	(1)	203	115	100.00
Siltronic Singapore Pte. Ltd., Singapore	(2)	137,264	10,041	100.00
Siltronic Asia Pte. Ltd., Singapore	(2)	2,324	2,118	100.00
Siltronic Japan Corp., Hikari, Japan	(2)	17,983	22,637	100.00
Wacker NSCE Malaysia Sdn. Bhd., Kulim, Malaysia	(2)	(1,991)	(2,681)	100.00
Wacker Chemicals Hongkong Ltd., Hong kong	(1)	9,601	(565)	100.00
Wacker Chemicals China Ltd., Hong kong	(2)	363	7	100.00
Wacker Silicones Technology (Shanghai) Co. Ltd., Shanghai	(2)	(1,002)	(678)	100.00
Wacker Chemicals Trading (Shanghai) Co. Ltd., Shanghai	(2)	894	642	100.00
Wacker Polymer Materials (Shanghai) Co. Ltd., Shanghai	(2)	553	124	80.00
Wacker Metroark Chemicals Pvt. Ltd., Parganas/India	(1)	7,583	1,596	51.00
Wacker Polymer Systems (ZJG) Co. Ltd., Zhangjiagang City	(2)	2,725	(635)	80.00
Wacker Polymer Systems (WUXI) Co. Ltd., Wuxi	(1)	245	(411)	80.00
Wacker Chemicals Fumed Silica (ZJG) Holding Co. Private Ltd., Singapore	(1)	(293)	(8)	51.00
Wacker Chemicals Fumed Silica (ZJG) Co. Ltd., Zhangjiagang	(2)	1,995	(1,903)	51.00
Wacker Chemicals (Zhangjiagang) Co. Ltd., Zhangjiagang	(2)	5,851	(1,005)	100.00
Wacker Chemicals (China) Company Ltd. (Holding), Shanghai	(1)	11,028	0	100.00
5. Other Regions				
Wacker Chemicals Australia Pty. Ltd., Melbourne	(1)	397	87	100.00

(as of Dec 31, 2005) Equity capital and net profit acc. to IFRS	Identi-fier	Equity in TEUR	Net result in TEUR	Capital share in %
II. Joint Ventures(**)				
AGENDA Vermögensverwaltungs GmbH i. L., Munich	(2)	213	(1,504)	50.00
Air Products Korea Inc., Seoul	(1), (5)	11,847	(647)	35.00
Wacker Asahi Kasei Silicone Co. Ltd., Tokyo	(1)	9,641	1,186	50.00
Air Products Resinas Holding S.A. de C.V., Queretaro, Mexico	(1), (5)	7,612	37	35.00
Planar Solutions L.L.C., Adrian, Michigan	(2)	(614)	1,214	50.00
Dow Corning (ZJG) Holding Co. Private Ltd., Singapore	(1)	1	0	25.00
Wacker Dymatic (Shunde) Co. Ltd., Guangdong (China)	(2)	4,316	88	50.00

Identifiers:

(1) Direct investment by Wacker Chemie AG

(2) Indirect investment Wacker Chemie AG

(3) Direct and indirect investment by Wacker Chemie AG

(4) Wacker Chemie AG has concluded profit pooling agreements with these companies.

(5) Different financial year.

(6) Up to 100% of shares are held by Wacker Polymer Systems GmbH & Co. KG, Burghausen, capital share: 80%).

(*) Previous year figures

(**) Only direct holdings in the respective parent company have been listed.

Auditor's report

We have audited the annual financial statements, comprising the balance sheet, the income statement and the notes to the financial statements, together with the bookkeeping system and the management report of the Wacker Chemie AG, Munich, for the business year from January 1, to December 31, 2005. The maintenance of the books and records and the preparation of the annual financial statements and management report in accordance with German commercial law are the responsibility of the Company's management. Our responsibility is to express an opinion on the annual financial statements, together with the bookkeeping system, and the management report based on our audit.

We conducted our audit of the annual financial statements in accordance with § 317 HGB [„German Commercial Code"] and the German generally accepted standards for the audit of financial statements promulgated by the Institute der Wirtschaftsprüfer (IDW). Those standards require that we plan and perform the audit such that misstatements materially affecting the presentation of the net assets, financial position and results of operations in the annual financial statements in accordance with German principles of proper accounting and in the management report are detected with reasonable assurance. Knowledge of the business activities and the economic and legal environment of the Company and expectations as to possible misstatements are taken into account in the determination of audit procedures. The effectiveness of the accounting-related internal control system and the evidence supporting the disclosures in the books and records, the annual financial statements and the management report are examined primarily on a test basis within the framework of the audit. The audit includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the annual financial statements and management report. We believe that our audit provides a reasonable basis for our opinion.

Our audit has not led to any reservations.

In our opinion, based on the findings of our audit, the annual financial statements comply with the legal requirements and give a true and fair view of the net assets, financial position and results of operations of the Company in accordance with German principles of proper accounting. The management report is consistent with the annual financial statements and as a whole provides a suitable view of the Company's position and suitably presents the opportunities and risks of future development.

Munich, March 10, 2006

KPMG Deutsche Treuhand-Gesellschaft
Aktiengesellschaft
Wirtschaftsprüfungsgesellschaft

Dr. Hoyos
Auditor

Rohrbach
Auditor

[THIS PAGE INTENTIONALLY LEFT BLANK]

Recent Developments and Outlook

We believe that the favorable development of our sales and revenues trend over the past two fiscal years will continue in 2006. We base this expectation on the estimates of economic experts, who expect continued global economic growth in 2006. For example, the International Monetary Fund (IMF) expects an increase in the global gross domestic product (GDP) in 2006 by 4.3% compared to 2005 (*Source: International Monetary Fund, September 2005, WEO database*). Economic institutes in Germany expect an increase in the global real GDP by a solid 3% in 2006, with Germany's GDP increasing by 1.2% in the same year, which would be slightly more than in 2005 (*Source: "The World Economy and the German Economy in the Autumn of 2005," Association of German Economic Research Institutes, October 2005*). With regard to the chemical industry, the Association of German Chemical Industries expects an increase of chemical production by 2.5% in 2006 compared to 2005 and an increase of the industry's total revenue by 3.5% during the same period, while the Semiconductor Equipment and Materials Institute (SEMI) anticipates the silicon wafer market to grow an average of 9% until 2008 (*Source: SEMI SMG Midyear Forecast Results, September 2005*).

We expect that this general economic growth will be reflected in our improved sales and sales figures in 2006, provided there are no unexpected changes in the price of oil, the prices of raw materials we use, exchange rates or the world political situation generally. We believe the successes we have achieved in our chemical business divisions by reducing costs and improving productivity and in Siltronic's return to profitability is a solid starting point for continued improvement in our sales and revenues in 2006.

Since the beginning of 2006, our sales and revenues have so far confirmed our expectations for increased sales and revenues over the course of fiscal year 2006, and the favorable developments of the last fiscal quarter of 2005 have continued into 2006. As of the date of this offering circular, there have been no material adverse changes in our financial condition since December 31, 2005.

Glossary

Acetyls .... Integrated production process value chain based on acetic acid.

AC Treuhand .... Analysis by AC Treuhand AG in „Statistik-Übersicht 1. Quartal 2005"

Binders .... Collective term for materials that bind, glue or cement solid or liquid substances.

Biologicals .... Therapeutically active proteins ("Pharmaceutical proteins") that are produced through biotechnology in contrast to traditional pharmaceutical agents and that can be used in the diagnosis, cure and prevention of.

Bowrey Consulting .... Analysis and research by Malcolm Bowrey Consulting in "World Silicone Review, Issue 16, February 2006, Issue 14, August 2005; Issue 12, February 2005; Issue 8, February 2004"

Catalysis .... A chemical reaction with the participation of a catalyst. Catalysis is frequently used with the objective of reducing the activation energy for the reaction and increasing the reaction rate. Catalysis modifies the reaction rate, but not the reaction equilibrium. A large number of reactions in nature are catalyses where enzymes serve as catalysts (biocatalysts).

Chewing gum base .... Polyvinyl acetate-solid resins as a polymeric base material for chewing gum.

Chlorosilanes .... Compounds of silicon, chlorine and hydrogen. Trichlorosilane is often used in the semiconductor industry to produce polysilanes and for the deposition of silicon by the epitaxy process.

Consortium .... The Consortium for Electrochemical Industry (Consortium für elektrochemische Industrie GmbH) within our Group is responsible for central and strategic research projects. Their objective is especially to explore new business segments for our Group, as well as to evaluate new innovative technologies for our basic processes.

Cyclodextrin .... A class of compounds that belong to the larger family of cyclic oligosaccharides. They are ring shaped products of the decomposition of starch and consist of glucose molecules with α-1,4-glycoside linkages. The result is a toroidal structure with a central cavity that can include target molecules and therefore has the potential for a broad range of applications.

Cysteine .... A sulfur-containing amino acid. Its side chain is described by the structural formula of -CH2-SH. Two cysteine components can combine into cystine via formation of a disulfide bridge. Cysteine is a non-essential amino acid, since it can be synthesized by the human body. For

example, cysteine can be used as a food additive or in cough remedies.

Cystine .... A sulfur-containing amino acid and a constituent of many proteins, mainly in plants. In reduced form, it gives rise to the amino acid cysteine by splitting the disulfide bridge. As cysteine, it can be used as an additive in producing flavorings, pharmaceuticals and cosmetics.

Dispersion .... A binary system in which one constituent exists within another constituent in a highly dispersed form. The highly dispersed material is the dispersed component or the dispersed substance. The other component, within which the dispersed portion is present, is the dispersing agent.

Elastomer .... A plastic that possesses almost ideal elasticity, i.e. an object is deformed by the impact of a force, and returns to its exact original form when the impact eases. The duration of the impact is irrelevant for ideal elastic behavior, in contrast to the temperature.

Emulsion .... System of two immiscible liquids (dispersion system) in which one liquid (dispersed phase) is distributed in form of the tiny droplets within the other (dispersion agent). Grease and contaminants are emulsified within water during the cleaning process by using detergents and therefore can be washed out.

Fermentation .... In biotechnology, fermentation (from the Latin 'fermetum' meaning 'sourdough') describes the conversion of biological materials by means of bacterial, fungal or cell cultures, or by adding enzymes (ferments).

Fine chemicals/Fine chemistry.... Chemicals that meet quality specifications, which are generally sold in relatively small quantities for the applications pharmaceuticals, agro food and cosmetics.

Frost & Sullivan.................. Analysis by Frost & Sullivan in "European Markets for Emulsion Polymers B392-37".

Fumed silica .... White, synthetic, non-crystalline silicon dioxide (SiO2) in powder form, produced via the flame hydrolysis of volatile silicon compounds. Ball-shaped primary particles spontaneously form secondary particles — agglomerates — with a large surface during the production process. Subdivided into hydrophilic and hydrophobic silicic acid.

Gartner.......................... Analysis by Gartner Inc., Mai and August 2005.

Granular polysilicon .... Polysilicon in granular form for application in photovoltaic, where its free-flowing property simplifies the handling and dosing of polysilicon.

H-Siloxanes...................... A term for a particular type of (dimethylpoly)-siloxanes, in which several methyl groups are replaced by hydrogen. This leads to high reactivity, which can be used for functionalizing of silicones as well as for directly applying hydrophobocity to a wide variety of substrates.

Hybrid materials .... A general term for materials that combine the properties of various compound classes. In the form of hybrid materials, polymers with completely new and improved property profiles become accessible. Thus, thermoplastic sealant-elastomers can combine typical sealant properties such as UV-resistance and texture with the thermoplastic properties of reversible physically cross-linked organic polymers.

Industrial resins .... Poly(vinyl acetate) and poly(vinyl butyral) solid resins for various applications, except for the production of chewing gum.

Ketene .... An unstable product that develops at 700°C by the splitting of water from acetic acid. It must undergo further conversion without being isolated and reacts readily with many other chemical compounds.

Microchip .... Also called semiconductor. Thin semiconductor plate, usually made from a single silicon crystal wafer, several square millimeters in size, which contains an integrated control unit and/or a system of integrated control circuits with microelectronic structural and switching elements.

Monomer .... A single unsaturated molecule that reacts under suitable conditions with the same or other unsaturated molecules to form long chain molecules (polymers).

Mueller-Rochow-synthesis .... The direct synthesis of chlorosilanes or methylchlorosilanes, named after its inventors. It has enabled economic gains from the expedient use of these monomeric basic components to develop polysiloxanes (silicones) since 1940. The synthesis involves the reaction of powdered silicone with methyl chloride at 350°C with copper as the main catalyst.

Organic fine chemicals .... Fine chemicals (see also fine chemicals) that are organic compounds, as opposed to inorganic, meaning based on compounds of hydrogen and carbon, which are also the components of life as we know it.

Organofunctional silanes .... A term for silanes that contain further organofunctional groups in addition to the alkoxy ester structures that can lead to cross-linking under the influence of moisture. These organofunctional groups are used to modify surfaces specifically, to cross-link polymers or to link organic materials to inorganic or metallic materials.

Pharmaceutical proteins .... Agents for the pharmaceutical industry (see Biologicals), which are frequently produced from genetically-engineered organisms. The gene from a human protein is transferred into the genetic material of the producer cells, which then produce the protein. Such producers can be bacteria, yeast cells, human cell cultures, plants or mammals.

Photovoltaics .... Direct conversion of sunlight into electric power with solar cells.

Polymer .... A macromolecular material consisting of molecules that are characterized by a chain of one or more types of monomer units and which contains a simple majority by weight of at least three monomer units. The monomer units are linked by covalent bonds. The molecular weight of a polymer is characterized by a distribution.

Polysilicon .... Hyper pure silicon for the production of silicon wafers for the electronics and solar industry.

PowerMOS .... Discrete component with more than 1 Watt of power consumption.

Redispersible powder .... Produced by drying dispersions in so-called spray or disk dryers. The dispersion powder can be kept free-flowing by adding polyvinyl alcohol which serves as a so-called protective colloid.

Sealants .... A term for typically elastic materials that are applied in liquid or viscous form, and which serve to seal buildings or equipment against water or the effects of the atmosphere or aggressive agents. Sealants are formulated by using intermediate products such as silicones, polyurethanes and polysulfides.

SEMI .... Various studies of the industry association "Semiconductor Equipment and Materials International" in "SEMI SMG Midyear Forecast Results, September 2005", "SMG Market Statistics Polysilicon Data" and other ongoing statistical analysis.

Semiconductor .... Materials with a lesser electrical conductivity than that of metals, but that increases significantly with increasing temperature, and commonly includes selenium, germanium, silicon, copper oxide. Semiconductors can be purposefully modified by doping (acceptor, donor) to meet the requirements of an application. Then, either the negative electrons or the positive holes (defect electrons) will predominate, giving rise to n- or p-type conduction. Semiconductor components (integrated circuits) are the basis of microelectronics.

Silane .... Basic term for a class of monomeric silicon compounds that can be linked with various reactive groups. They are used as monomers for the synthesis of siloxanes and are also sold directly as auxiliaries or raw materials. Typical applications include, for example, surface cooling, as reactants in pharmaceutical syntheses, and adhesive primers for coatings.

Silica .... The collective designation for compounds of the general formula of SiO2—nH2O. The basic component of orthosilicica is spontaneously converted into polysilicica via condensation reactions, which have an amorphous

structure. All synthetic silicica are obtained from sand as the raw material; depending on the manufacturing process, the product can be differentiated by precipitated silicica and fumed or highly-dispersed silica (such as HDK®). Highly-dispersed silica is produced by flame hydrolysis and has a surface that is almost free of pores. Due to the free silanol groups on the surface, silica are initially hydrophilic, but can be modified to be more hydrophobic through post-treatment (e.g., reaction with chlorosilanes).

Silicon .... A tetravalent element, the most frequently-appearing element on earth second to oxygen. Silicon appears exclusively in form of compounds in nature, generally as silicon dioxide and in the form of silicates. Silicon is obtained by the high-energy reaction of silica sand with carbon and is an important raw material for the electronics industry.

Silicon on Insulator (SOI) .... Thin single-crystalline silicon layer on an insulating base, such as silicon-dioxide.

Silicon wafers .... A round disk with a thickness between approximately 200 and 800 μm, which is used in the semiconductor industry for the production of semiconductor components such as integrated circuits (also referred to as ICs), and single components also known as discrete components.

Silicone building protection agents .... Polysiloxanes, which contain cross-linkable groups. Their chemical structure enables them both to bond with the substrate and to exert a hydrophobic effect without affecting the substrate's property to dispose of moisture. They are used to protect facades and building materials against water absorption.

Silicone elastomers .... Term for the vulcanized end product of silicone rubber.

Silicone oil emulsions .... Watery, solvent-free emulsions of silicone oils. Silicone oil emulsions have been introduced into many areas of application, such as the textile, cosmetics, and petrochemical industries, and are frequently essential to both the product characteristics as well as the seam-less operation of the production process. Antifoam emulsions are valued as highly active processing aids and as components in liquid cleaning agents. They are also used as hydrophobic additives for watery coating materials to raise the water repellency, and as hydrophobic agents in the insulation industry.

Silicone oils .... Silicone oils are generally based on linear polymers with chain lengths of from two silicon atoms to over 1,000 silicon atoms (Si atoms are linked via oxygen atoms). When compared to mineral oils, the viscosity of the liquid silicone oils remains relatively constant over a wide range of temperature.

Silicone paper coating materials .. Based on their excellent separating properties, silicone products are nowadays used for producing high-value separating paper (release films). These are based on polysiloxanes that have their chain ends cross-linked.

Silicone resins .... The silicone resins product class spans from relatively low-molecular intermediate products to high-molecular, highly cross-linked resins of various structures. Based on their capability to combine with many organic polymers, they can improve numerous properties such as hardening, flexibility, adhesion properties and weather resistance.

Silicone rubber................... The chemical basis for silicone rubbers are linear silicone oils with hydroxyl, vinyl and other reactive groups. These polymers can be cross-linked by various methods, resulting in a number of more or less wide mesh structures with distinct elastic properties. Silicone rubber with its characteristic elasticity, absorption and strength characteristics is produced by adding active fillers, such as fumed silica.

Silicone sealant .... Sealants based on silicone. Silicone sealants today account for the largest single segment of the silicones market (see also sealants).

Silicones......................... General term for synthetic polymer compounds and their formulations based on siloxanes (polysiloxanes, polyorganosiloxanes). According to their application, silicones can be divided into oils, resins and rubbers. Silicones are characterized by their high resistance to heat and cold, excellent hydrophobic properties, excellent electrical insulating properties, high elasticity, excellent electrical insulating properties a very good seperating properties.

Siloxane .... Systematic term for compounds with silicon atoms that are linked via oxygen atoms, where the free valencies are saturated with hydrogen or organic residues. Siloxanes are the basic components of the polymerization products polysiloxanes and polyorganosiloxanes, which are used for the manufacture of silicones.

Single crystal silicon .... A hyper pure silicon crystal with an ordered grid structure.

Solar cell .... Electrical power is generated from sunlight by using solar cells. Approximately 95% of all solar cells are produced from crystalline silicon with efficiency rates of 15%-20%. Several solar cells are combined to form a solar module.

Solar silicon .... Polysilicon that finds application in photovoltaics.

Specialty chemicals .... Chemicals or formulations for which production volumes are relatively low.

SRI International .... Analysis from SRI International in "CEH Marketing Research Report Silicones, 2003".

Technical Centers .... Our technical application laboratories for testing the essential properties of our products under international and local standards.

Thermoplastic silicone elastomers .... Polysiloxanes that are linked by organic molecules and therefore display temperature-dependent elastic properties. The organic component also enables thermoplastic processing.

Thermoplastics .... High molecular compounds of linear molecular chains without cross-links; they are plastically moldable by heating, and become solid again after cooling. This process is reversible; it can be repeated many times with the same material.

Varnish resins .... A collective term for natural resins or synthetic products known as the raw materials for varnishes.

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SHAREHOLDER STRUCTURE

The table below sets forth certain information regarding the share capital holdings in Wacker Chemie AG by our principal and selling shareholders prior to and upon completion of the offering.

	Prior to the offering		Upon completion of the offering			
			Without exercise of the Greenshoe-Option		Upon full exercise of the Greenshoe-Option	
	Shares	(%)[1]	Shares	(%)[1]	Shares	(%)[1]
Shareholder's name						
Dr. Alexander Wacker Familiengesellschaft mbH[2]	29,018,800	55.64	29,018,800	55.64	29,018,800	55.64
Blue Elephant Holding GmbH[3]	13,779,720	26.42	6,844,080	13.12	5,665,310	10.86
Company/own shares	7,823,000	15.00	3,251,570	6.23	2,474,617	4.74
Morgan Stanley & Co. Inc.[4]	1,531,080	2.94	0	0	0	0
Freefloat	0	0	13,038,150	25.00	14,993,873	28.75
Total	52,152,600	100.0	52,152,600	100.0	52,152,600	100.0

(1) Due to rounding difference, the total of the individual columns may not be exact arithmetic aggregations of the figures that precede them.

(2) The chairman of our management board, Dr. Peter-Alexander Wacker, holds an interest of approximately 4.1% in Dr. Alexander Wacker Familiengesellschaft mbH (the "Family-owned Company") or — because of shares held by the Family-owned Company, approximately 4.3% of voting shares; each of the five siblings of Dr. Wacker also holds shares in the Family-owned Company in the same amount. Our supervisory board member, Ms. Gertrud Eberth-Heldrich, holds an interest of approximately 12.4% or voting rights of approximately 12.9% in the Family-owned Company. The spouse of our supervisory board member Dr. Biebl, Ms. Veronika Biebl, holds an additional approximate 12.4% of the share capital (approximately 12.9% of voting rights). The remaining shares in the Family-owned Company are held by six shareholders, in some instances communities of heirs of the Wacker family, and in other cases additional members of the Wacker family.

(3) The chairman of our management board, Dr. Peter-Alexander Wacker, holds the majority of both capital and voting rights of Blue Elephant Holding GmbH. Accordingly, the voting rights of Blue Elephant Holding GmbH in Wacker Chemie AG pursuant to Sections 21 and 22 of the Securities Trading Act (*Wertpapierhandelsgesetz*) are fully attributable to him. Managing directors of Blue Elephant Holding GmbH are Dr. Peter-Alexander Wacker and the spouse of our supervisory board chairman, Dr. Susanne Weiss.

(4) The shares are held by Morgan Stanley & Co. Inc. in part for own, in part for third party account.

For information on selling restrictions on disposal of shares applicable to existing shareholders, see "*Underwriting — Selling Restrictions*" in the offering circular.

UNDERWRITING

The Underwriters have agreed in the underwriting agreement to underwrite the number of shares announced in this supplement of 4,571,430 shares from us and of 8,466,720 shares from the other selling shareholders and to sell the above as part of the offering. The following table sets forth the Underwriters which have agreed to underwrite shares as part of the offering. The number of shares underwritten by each underwriter is as follows:

Underwriters	Number of shares underwritten
Morgan Stanley Bank AG Junghofstraße 13-15, 60311 Frankfurt/Main, Germany	3,911,445
UBS Limited 1 Finsbury Avenue, London, EC2M 2PP, United Kingdom	3,911,445
Dresdner Bank AG Jürgen-Ponto-Platz 1, 60301 Frankfurt/Main, Germany	1,955,722
BNP PARIBAS 16 Avenue Matignon, 75008 Paris, France	847,480
HSBC Trinkaus & Burkhardt KGaA Königsallee 21- 23, 40212 Dusseldorf, Germany	847,480
Bayerische Hypo- und Vereinsbank Aktiengesellschaft, Arabellastraße 12, 81925 Munich, Germany	847,480
ABN AMRO Bank N.V and NM Rothschild & Sons Limited (trading together as ABN AMRO Rothschild, an unincorporated equity capital markets joint venture) 250 Bishopsgate, London EC2M 4AA, United Kingdom	358,549
Bayerische Landesbank Brienner Str. 18, 80333 Munich, Germany	358,549
Total	**13,038,150**

We, the other Selling Shareholders and the Global Coordinators determined the offer price per share, with the aid of an order book prepared using a book-building procedure, on April 8, 2006. The Underwriters will pay us and the other Selling Shareholders the offer price for the offered shares (less agreed commissions) at the time of delivery of the offered shares. The total commissions payable by us and the other Selling Shareholders to the Underwriters for the underwriting and other activities in connection with the listing of our shares will amount to a maximum of 3.5% of the proceeds of the offering, including a performance-based commission, if any, that we will determine with the other Selling Shareholders in our joint discretion during the stabilization period or a specified number of days thereafter. The performance-based commission may constitute a substantial portion of the total commission. The commission for shares for which the Greenshoe option has been exercised will amount to only 60% of the base commissions (including performance-based commission, if any).

UNITED STATES FEDERAL INCOME TAXATION

The following discussion is a summary under present law of certain U.S. federal income tax considerations relevant to the purchase, ownership and disposition of the shares. The summary is not tax advice. It does not describe all tax considerations that may be relevant to a particular holder. It addresses only U.S. Holders (as defined below) that purchase shares in the Offer, hold shares as capital assets and use the U.S. dollar as their functional currency. It does not address prospective purchasers that hold shares in connection with a permanent establishment in Germany. It does not address the tax treatment of persons subject to special rules, such as financial institutions, dealers or traders, insurance companies, tax exempt entities, persons owning 10% or more of the Company's share capital, and persons holding shares as part of a hedge, straddle, conversion or constructive sale transaction. It also does not address U.S. state and local tax considerations.

We believe, and this discussion assumes, that the Company is not a passive foreign investment company, or PFIC, for U.S. federal income tax purposes.

THE STATEMENTS ABOUT U.S. FEDERAL TAX CONSIDERATIONS ARE MADE TO SUPPORT MARKETING OF THE SHARES. NO TAXPAYER CAN RELY ON THEM TO AVOID U.S. FEDERAL TAX PENALTIES. EACH PROSPECTIVE PURCHASER SHOULD SEEK ADVICE FROM AN INDEPENDENT TAX ADVISOR ABOUT THE TAX CONSEQUENCES TO IT UNDER ITS OWN PARTICULAR CIRCUMSTANCES OF INVESTING IN THE SHARES UNDER THE LAWS OF GERMANY, THE UNITED STATES AND ITS CONSTITUENT JURISDICTIONS, AND ANY OTHER JURISDICTIONS WHERE THE PURCHASER MAY BE SUBJECT TO TAXATION

As used here, "U.S. Holder" means a beneficial owner of shares that is (i) a U.S. citizen or resident, (ii) a corporation, partnership or other entity created or organized under the laws of the United States, (iii) a trust subject to the control of a U.S. person and the primary supervision of a U.S. court or (iv) an estate the income of which is subject to U.S. federal income tax regardless of its source. The tax consequences to a partner in a partnership purchasing, owning and disposing of shares will generally depend on the status of the partner and the activities of the partnership. The tax consequences to a beneficiary of an estate or trust purchasing, owning and disposing of shares will generally depend on the status of the beneficiary.

Dividends

Dividends on the shares (including the amount of German tax withheld) should be included in a U.S. Holder's gross income as ordinary income from foreign sources. The dividends will not be eligible for the dividends-received deduction generally available to U.S. corporations, but they should qualify for the reduced rate available to non-corporate U.S. Holders if (i) the Company qualifies for benefits under the Germany-U.S. income tax treaty, (ii) the U.S. Holder satisfies certain holding period requirements and (iii) other requirements are met. We believe that the Company will qualify for benefits under the Germany-U.S. income tax treaty as long as our shares are traded on the Frankfurt Stock Exchange. Dividends paid in euro will be includable in income in a U.S. dollar amount based on the exchange rate in effect on the date of receipt whether or not the payment is converted into U.S. dollars at that time. Any gain or loss on a subsequent conversion of the euro into U.S. dollars for a different amount generally will be U.S. source ordinary income or loss and will not be treated as a dividend.

A U.S. Holder eligible for benefits under the Germany-U.S. income tax treaty may claim a reduced 15% rate of German withholding tax. Each U.S. Holder should consult its own tax advisor about its eligibility for reduction of German withholding tax. A U.S. Holder may claim a deduction or a foreign tax credit (subject to other applicable limitations) only for tax withheld at the appropriate rate. In computing foreign tax credit limitations, non-corporate U.S. Holders may

take into account only the portion of the dividend effectively taxed at the highest applicable marginal rate.

Disposition

A U.S. Holder will recognize capital gain or loss on the sale or other disposition of shares in an amount equal to the difference between the U.S. Holder's adjusted tax basis in the shares and the amount realized from the disposition. Any gain or loss generally will be long-term capital gain or loss if the shares have been held for more than one year. Deductions for capital losses are subject to limitations. For purposes of computing the U.S. Holder's foreign tax credit limitation, the gain or loss generally will be treated as arising from U.S. sources.

A U.S. Holder that receives a currency other than U.S. dollars upon disposition of our shares will realize an amount equal to the U.S. dollar value of the currency received on the date of disposition or, if our shares are traded on an established securities market and you are a cash-basis or electing accrual basis taxpayer, the settlement date. An accrual basis U.S. Holder that does not elect to determine the amount realized using the spot rate on the settlement date will recognize foreign currency gain or loss (taxable as U.S. source ordinary income or loss) equal to the difference (if any) between the U.S. dollar value of the amount received based on the spot exchange rates in effect on the date of sale or other disposition and the settlement date. A U.S. Holder will have a tax basis in the currency received equal to the U.S. dollar amount realized. Gain or loss on a subsequent conversion or disposition of the currency received generally will be U.S. source ordinary income or loss.

Information reporting and backup withholding

Dividends and proceeds from the sale or other disposition of our shares may be reported to the U.S. Internal Revenue Service unless the holder is a corporation or otherwise establishes a basis for exemption. Backup withholding may apply to amounts subject to reporting if the holder fails to provide an accurate taxpayer identification number or otherwise provide a basis for exemption. The amount of any backup withholding tax will be refunded or allowed as a credit against the holder's U.S. income tax liability if the holder furnishes the appropriate information to the Internal Revenue Service.

AMENDMENTS

1. Under the heading *"The Offering — Allotment Criteria — Preferential Allotment"* on pages 38 and 39 of the offering circular, the last three paragraphs are deleted and replaced as follows:

   The respective employees and members of our governing bodies shall be eligible, as long as an employment relationship with us exists and they subscribe for our shares in a total amount of at least €435, for a discount of €135, in each case subject to the respective regulations regarding the tax-free provision of shares to employees.

   The respective employees and board members shall undertake to abstain from selling the shares purchased under the preferential allotment until October 31, 2006.

   The percentage of our shares provided for preferential allotments shall not exceed approximately 7.6% (prior to exercise of the Greenshoe option) or approximately 6.6% (following exercise of the Greenshoe option), respectively.

2. On page 47 of the offering circular, in the table *"Selected Data from Our Consolidated Income Statement,"* in the line item "Consolidated result/Result owed to Wacker Chemie AG Shareholders" and in the column "For the fiscal year ended December 31, 2004, German GAAP" the number "69.3" is deleted and replaced with "68.3".

3. On page 70 of the offering circular, in the table *"Central Functions/Other,"* in the line item "EBIT" and in the column "Fourth quarter," the number "7.9" is deleted and replaced with "(7.9)".

4. On page F-7 of the offering circular, in the row for "Equity" and in the column "2004," the number "1,123.0" is deleted and replaced with "121.3".

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WACKER



WACKER

REPORT ON THE 1ST QUARTER 2006

JANUARY - MARCH 2006

CREATING TOMORROW'S SOLUTIONS

WACKER AT A GLANCE

€ million	Q1 2006	Q1 2005	Change in %
Sales	798.5	608.2	31
EBITDA [1]	183.6	92.0	100
EBITDA margin [2]	23.0 %	15.1 %	52
EBIT [3]	105.7	9.2	> 100
EBIT margin [2]	13.2 %	1.5 %	> 100
Financial result	– 11.0	– 14.2	– 23
Pre-tax result	94.7	– 5.0	n. a.
Net profit/loss	66.2	– 20.3	n. a.
Net profit/loss per share in €	1.49	– 0.39	n. a.
Investment in intangibles and property, plant and equipment	75.0	59.6	26
Net cash flow	22.7	– 93.8	n. a.

€ million	Mar. 31, 2006	Mar. 31, 2005	Dec. 31, 2005
Equity	930.7	893.7	934.4
Financial liabilities	990.6	1,019.0	946.2
Provisions for pensions	355.3	342.9	352.1
Net financial debt	954.1	994.0	911.5
Total assets	3,019.8	2,900.2	2,922.9
Employees (number at end of period)	14,520	14,494	14,434

1 EBITDA is EBIT before depreciation and amortization.
2 Margins are calculated based on sales.
3 EBIT is the result from continuing operations for the period before interest and other financial results, limited partnership interests and income tax.

REPORT ON THE 1ST QUARTER 2006

- **EBITDA more than doubles to € 183.6 million**
- **At € 798.5 million, Group sales rise € 190 million year on year**
- **Earnings per share increase markedly to € 1.49**
- **For 2006, sales growth above prior year rate and EBITDA between € 640 and 680 million expected**

Dear Shareholders,

Against the backdrop of a robust global economy and the ongoing German chemical sector upturn, WACKER increased Q1 2006 sales compared to the prior year figure. Earnings grew even faster than sales, despite higher raw material and energy costs, helped by a strengthening US dollar.

Economic Environment Remains Robust

According to the OECD[1], the global economy has regained its footing after a somewhat weaker Q4 2005 performance. In the G7 countries, Q1 2006 GDP growth increased by 0.8 percent compared to Q4 2005, accelerating quarter-on-quarter GDP growth by 0.3 percent. According to the VCI (German Chemical Industry Association)[2], the German chemical industry got off to a good start in 2006. The association expects that the German chemical sector upturn will continue – at least during the first half of 2006. SEMI Silicon Manufacturers Group (SMG) states in its quarterly analysis of the silicon wafer industry, that total silicon wafer area shipments in the first quarter 2006 were about 29 percent above last year's first quarter shipments.

Substantial Sales Gains Compared to the Prior Year Quarter

Under these favorable conditions, the WACKER Group generated sales of € 798.5 million in Q1 2006, a year-on-year rise of 31 percent (Q1 2005: € 608.2 million). All business divisions clearly surpassed their prior year sales figures. The sales gains stemmed mainly from higher sales volumes and product-mix effects (+ 29 percent). Price changes (– 3 percent), which mainly originated at Siltronic, were more than matched by positive exchange rate changes (+ 5 percent).

The semiconductor business contributed strongly to this growth. Siltronic's total sales from January to March 2006 rose to € 286.4 million (same period 2005: € 172.7 million) – a year-on-year increase of 66 percent. WACKER SILICONES, WACKER POLYMERS and WACKER FINE CHEMICALS all posted sales gains of over 20 percent. Ongoing capacity expansions had not yet had a noticeable effect on WACKER POLYSILICON as sales increased in this division by 7 percent to € 85.5 million (2005: € 79.7 million).

In terms of regional growth, most of the Group's sales gains were made on international markets. In Asia, Q1 2006 sales grew by 86 percent to € 217.8 million (Q1 2005: € 117 million). In China, sales

more than doubled. At € 173.9 million (Q1 2005: € 135 million), sales in the Americas were also strong, rising by 29 percent. In the European markets excluding Germany, sales rose by 16 percent to € 232.5 million (Q1 2005: € 200.5 million) – with central and eastern European countries making an above average contribution. In Germany, sales in Q1 rose 10 percent to € 152.7 million (Q1 2005: € 138.2 million).

Earnings More than Doubled

Despite higher raw material and energy costs, the Group's earnings gains clearly outperformed sales growth in Q1 2006. EBITDA totaled € 183.6 million (Q1 2005: € 92.0 million) – an increase of 100 percent compared to the prior year period. In Q1 2006, EBIT rose to € 105.7 million (Q1 2005: € 9.2 million).

Semiconductor operations contributed particularly strongly to this marked improvement in earnings. Compared to a weak Q1 2005, Siltronic generated an EBITDA of € 69.3 million (Q1 2005: € 1.8 million). WACKER SILICONES and WACKER POLYMERS also posted very strong Q1 earnings. At € 64.8 million (Q1 2005: € 45.6 million), WACKER SILICONES increased its EBITDA by 42 percent. WACKER POLYMERS achieved an EBITDA increase of 35 percent to € 23.7 million (Q1 2005: € 17.6 million). At WACKER FINE CHEMICALS and WACKER POLYSILICON EBITDA also significantly exceeded prior year levels.

Operational Improvements Drive Higher Net Cash Flow

Net cash flow improved significantly in the period under review. In Q1 2006, net cash flow totaled € 22.7 million (Q1 2005: € – 93.8 million), upon strong contributions from Siltronic. In addition, prepayments by solar customers for WACKER POLYSILICON's capacity expansion contributed positively to cash flow.

Investing for Growth

Strategic growth projects drove capital expenditures 26 percent over last years Q1 level of € 75.0 (59.6) million. This number reflects two opposing developments. At Siltronic capital expenditures were down by 23 percent compared to the prior year level – resulting from the ramp-up of the Freiberg 300-mm plant which was ongoing in Q1 last year.

Both WACKER SILICONES and WACKER POLYSILICON invested significantly more than in Q1 2005 in strategic growth projects. Priorities were strategic growth projects such as the construction of

production facilities for downstream silicone products at Zhangjiagang (China) and capacity expansions for the production of hyper-pure polysilicon at Burghausen (Germany).

Number of Employees Flat

On March 31, 2006, WACKER had 14,520 employees worldwide (Dec. 31, 2005: 14,434). Group employee numbers stayed constant since the end of last year.

Joint Ventures with Air Products

Joint venture partner Air Products has informed WACKER of its intention to withdraw from the joint ventures (Air Products Polymers and Wacker Polymer Systems). Based on the contractual situation, WACKER does not expect an impact on the operating business.

Earnings per Share Markedly Up Compared to Prior Year Quarter

Group result rose by € 86.5 million to € 66.2 million resulting from earnings increases across the board. Earnings per share increased significantly from € – 0.39 to € 1.49.

1 Economic outlook for OECD countries: an interim assessment. Paris, March 6, 2006.
2 Bericht zur Lage der Chemischen Industrie im 4. Quartal 2005 [Report on the status of the Chemical Industry in Q4, 2005]. Frankfurt, March 7, 2006.

CONSOLIDATED INCOME STATEMENT

€ million	Q1 2006	Q1 2005	Change in %
Sales	**798.5**	**608.2**	**31**
Costs of goods sold	– 572.4	– 478.0	20
Gross profit from sales	**226.1**	**130.2**	**74**
Selling expenses	– 54.4	– 56.3	– 3
Research and development expenses	– 36.5	– 38.7	– 6
General administration expenses	– 22.2	– 22.4	– 1
Other operating income	15.8	27.2	– 42
Other operating expenses	– 23.7	– 31.1	– 24
Operating result	**105.1**	**8.9**	**> 100**
Equity result	0.6	0.3	100
EBIT	**105.7**	**9.2**	**> 100**
Interest result	– 8.1	– 9.7	– 17
Other financial result	– 0.4	– 3.1	– 87
Limited partnership interests	– 2.5	– 1.4	79
Pre-tax result	**94.7**	**– 5.0**	**n. a.**
Income tax	– 28.4	– 15.1	88
Net profit/loss	**66.3**	**– 20.1**	**n. a.**
Minority interest	– 0.1	– 0.2	– 50
Group profit/loss	**66.2**	**– 20.3**	**n. a.**

Earnings per share in €	Q1 2006	Q1 2005	Change in %
Profit per share	1.49	– 0.39	n. a.
Average number of shares outstanding (weighted)	44,329,600	52,152,600	n. a.

Reconciliation to EBITDA in € million	Q1 2006	Q1 2005	Change in %
EBIT	105.7	9.2	> 100
Depreciation/amortization	77.9	82.8	– 6
EBITDA	183.6	92.0	100

Gross profit was boosted by 74 percent to € 226.1 million, as higher sales and capacity utilizations outgrew increases in costs of goods sold, while selling, administration and research expenses remained at prior year levels.

Declines in both other operating income and other operating expenses were primarily due to lower effects from currency changes.

The tax rate for the period under review was 30 percent, due to the initial capitalization of deferred taxes. Excluding these effects the tax rate would have been at 33 percent. In the previous year positive taxable results in some Group companies triggered tax payments, while losses at other Group companies, notably Siltronic, were not matched by deferred taxes.

CONSOLIDATED BALANCE SHEET

Assets in € million	Mar. 31, 2006	Mar. 31, 2005	Dec. 31, 2005
Intangible assets, property, plant and equipment	1,864.7	1,886.9	1,875.2
Investments valued at equity	14.4	12.3	14.0
Financial assets	66.1	65.5	64.8
Other assets	4.3	21.5	1.7
Deferred taxes	22.1	5.5	20.4
Long-term assets	**1,971.6**	**1,991.7**	**1,976.1**
Inventories	397.7	384.9	382.0
Trade receivables	464.2	372.0	420.2
Other assets	149.8	126.6	109.9
Cash and cash equivalents	36.5	25.0	34.7
Current assets	**1,048.2**	**908.5**	**946.8**
Total assets	**3,019.8**	**2,900.2**	**2,922.9**

Liabilities in € million	Mar. 31, 2006	Mar. 31, 2005	Dec. 31, 2005
Subscribed capital	260.8	260.8	260.8
Capital reserves	59.9	202.5	59.9
Own shares	- 142.6	0	- 142.6
Other equity	748.6	427.1	753.0
Minority interests	4.0	3.3	3.3
Equity capital	**930.7**	**893.7**	**934.4**
Minority shares in limited partnership capital	32.1	29.5	29.6
Provisions for pensions	355.3	342.9	352.1
Other provisions	182.3	233.0	177.9
Deferred taxes	17.0	42.1	17.3
Financial liabilities	883.9	661.7	890.2
Trade liabilities	3.1	4.3	4.3
Other liabilities	62.7	0	19.2
Long-term liabilities	**1,536.4**	**1,313.5**	**1,490.6**
Other provisions	75.6	35.8	69.5
Financial liabilities	106.7	357.3	56.0
Trade liabilities	171.6	149.4	216.4
Other liabilities	198.8	150.5	156.0
Short-term liabilities	**552.7**	**693.0**	**497.9**
Liabilities	**2,089.1**	**2,006.5**	**1,988.5**
Total liabilities and equity	**3,019.8**	**2,900.2**	**2,922.9**

Compared to the previous year, total assets rose by € 119.6 million to € 3,019.8 million. This was primarily due to an increase in trade receivables resulting from higher business volume. Long-term assets declined slightly due to the disposal of fixed assets. Compared to the prior year figure, equity showed a net increase of € 37.0 million. The acquisition of treasury shares in 2005 at € 142.6 million and dividend payments of € 70.9 million weighed on equity. These effects on equity were more than compensated by the increased Group result generated during the reporting period and in the last three quarters of the prior year.

The maturity structure of liabilities was given an increasingly long-term focus. Long-term financial liabilities grew by € 222.2 million year-on-year, while short-term financial liabilities decreased by € 250.6 million.

CONSOLIDATED STATEMENT OF CASH FLOWS

€ million	Q1 2006	Q1 2005	Change in %
Profit for the period, after tax	66.3	- 20.1	n. a.
Depreciation/Reversed depreciation on fixed assets	77.9	82.8	- 6
Changes in provisions and accruals	14.7	0.1	> 100
Changes in deferred taxes	- 3.1	- 1.0	> 100
Other non-cash expenses	2.2	0.9	> 100
Changes in inventories	- 17.4	- 12.8	36
Changes in trade receivables	- 45.1	- 40.1	13
Changes in other receivables, other assets	- 40.1	8.4	n. a.
Changes in liabilities	74.7	- 9.1	n. a.
Cash flow from operating activities (gross cash flow)	**130.1**	**9.1**	**> 100**
Investment in intangibles and property, plant and equipment	- 110.9	- 98.2	- 13
Income from disposal of intangibles and property, plant and equipment	3.5	0.3	> 100
Income from disposal of financial assets	0	- 5.0	n. a.
Cash flow from investment activities	**- 107.4**	**- 102.9**	**4**
Net cash flow	**22.7**	**- 93.8**	**n. a.**
Increase of equity capital – paid-in capital from other shareholders	0.6	0	n. a.
Dividends paid on prior year's result	- 70.9	0	n. a.
Change in bank liabilities and other borrowings	49.5	93.7	- 47
Cash flow from financing activities	**- 20.8**	**93.7**	**n. a.**
Changes in cash flow due to exchange rate fluctuations and changes in the scope of consolidation	- 0.1	0.4	n. a.
Change in cash and cash equivalents	**1.8**	**0.3**	**> 100**
At beginning of year	34.7	24.7	41
At period end	36.5	25.0	46

The increase in cash flow from operating activities primarily resulted from the comparably higher year-on-year Group result, which rose by € 86.4 million. Further influences virtually canceled each other out. Cash inflows went up through the increases in other liabilities resulting from markedly higher prepayments received in connection with the expansion of polysilicon capacities. In contrast, cash positions were reduced through increases in inventories and trade receivables following the expansion of sales and resulting in cash outflows and lower cash inflows.

Cash outflows related to investments in intangibles and property, plant and equipment and financial assets dropped € 12.7 million to € 110.9 million. These outflows, though, included the settlement of liabilities for investment purchases made in previous reporting periods. Overall, the change in cash flow from investment activities totaled € 4.5 million, leading to a cash outflow of € 107.4 million.

The resultant net cash flow was € 22.7 million (€ 116.5 million above the prior-year figure). During the reporting period € 70.9 million were distributed out of previous period's profits.

On a group level, increases in financial liabilities led to cash inflows of € 49.5 million.

DEVELOPMENT OF CONSOLIDATED EQUITY

€ million	Subscribed capital	Capital reserves	Equity capital	Reserve revenues/ Consolidated result	Translation adjustment	Changes in equity capital w/o impact on result	Minority interests	Total
Dec. 31, 2005, as previously reported	**260.8**	**59.9**	**- 142.6**	**791.2**	**- 35.1**	**- 1.3**	**3.3**	**936.2**
Effect of implementation of new accounting standards				- 1.8				- 1.8
Jan. 1, 2006	**260.8**	**59.9**	**- 142.6**	**789.4**	**- 35.1**	**- 1.3**	**3.3**	**934.4**
Result for the period				66.2			0.1	66.3
Derivatives						1.5		1.5
				66.2		**1.5**	**0.1**	**67.8**
Dividends paid				- 70.9				- 70.9
Paid-in capital							0.6	0.6
Exchange-rate differences					- 1.2			- 1.2
March 31, 2006	**260.8**	**59.9**	**- 142.6**	**784.7**	**- 36.3**	**0.2**	**4.0**	**930.7**
Dec. 31, 2004, as previously reported	**260.8**	**202.5**	**0.0**	**504.4**	**- 65.6**	**7.1**	**2.9**	**912.1**
Effect of implementation of new accounting standards				- 1.3				- 1.3
Jan. 1, 2005	**260.8**	**202.5**	**0.0**	**503.1**	**- 65.6**	**7.1**	**2.9**	**910.8**
Result for the period				- 20.3			0.2	- 20.1
Derivatives						- 7.2		- 7.2
				- 20.3		**- 7.2**	**0.2**	**- 27.3**
Exchange-rate differences					10.0		0.2	10.2
March 31, 2005	**260.8**	**202.5**	**0.0**	**482.8**	**- 55.6**	**- 0.1**	**3.3**	**893.7**

In 2005, the Group acquired own shares of the then Wacker-Chemie GmbH for € 142.6 million. After a change in the legal form from private limited company (GmbH) to stock corporation (AG) this resulted in 7,823,000 own shares. The treasury shares represented a share of € 39.1 million of the subscribed capital at the end of the reporting period.

BUSINESS DIVISION RESULTS

Sales in € million	Q1 2006	Q1 2005	Change in %
WACKER SILICONES	323.0	266.5	21
WACKER POLYMERS	121.4	99.8	22
WACKER FINE CHEMICALS	33.5	27.4	22
WACKER POLYSILICON	85.5	79.7	7
Siltronic	286.4	172.7	66
Corporate functions/Other	52.3	42.9	22
Consolidation	- 103.6	- 80.8	28
Group sales	**798.5**	**608.2**	**31**

Business Divisions' EBIT in € million	Q1 2006	Q1 2005	Change in %
WACKER SILICONES	44.2	23.4	89
WACKER POLYMERS	19.2	12.2	57
WACKER FINE CHEMICALS	4.0	2.9	38
WACKER POLYSILICON	24.6	19.0	30
Siltronic	33.3	- 35.5	n.a.
Corporate functions/Other	- 18.0	- 12.7	42
Consolidation	- 1.6	- 0.1	> 100
Group EBIT	**105.7**	**9.2**	**> 100**

Business Divisions' EBITDA in € million	Q1 2006	Q1 2005	Change in %
WACKER SILICONES	64.8	45.6	42
WACKER POLYMERS	23.7	17.6	35
WACKER FINE CHEMICALS	5.8	4.8	21
WACKER POLYSILICON	30.9	25.3	22
Siltronic	69.3	1.8	> 100
Corporate functions/Other	- 9.3	- 2.7	> 100
Consolidation	- 1.6	- 0.4	> 100
Group EBITDA	**183.6**	**92.0**	**100**

WACKER SILICONES

€ million	Q1 2006	Q1 2005	Change in %
Sales			
External sales	312.1	257.7	21
Internal sales	10.9	8.8	24
Total sales	**323.0**	**266.5**	**21**
EBIT	**44.2**	**23.4**	**89**
EBIT margin	13.7 %	8.8 %	56
Depreciation	20.6	22.2	- 7
EBITDA	**64.8**	**45.6**	**42**
EBITDA margin	20.1 %	17.1 %	17
Capital expenditures	23.1	13.3	74
	Mar. 31, 2006	**Dec. 31, 2005**	
Number of employees	3,672	3,596	2

WACKER SILICONES generated total sales of € 323.0 million in Q1 2006, a year-on-year rise of 21 percent (Q1 2005: € 266.5 million). Key factors were higher sales volumes and product-mix improvements, which accounted for about 16 percent of the increase. Other contributing factors were price increases for some products and positive currency effects. All regions outside of Germany saw similar increases in sales, with Asia and the Americas delivering the highest growth rates.

The division's earnings growth was much stronger than its sales performance. Earnings were mainly driven by capacity expansions and improved capacity utilization, which more than offset price increases for raw materials and energy. EBITDA reached € 64.8 million, a rise of 42 percent (Q1 2005: € 45.6 million). EBIT increased by as much as 89 percent, reaching € 44.2 million (Q1 2005: € 23.4 million).

At WACKER SILICONES, capital expenditures amounted to € 23.1 million in Q1 2006 (Q1 2005: € 13.3 million). Strategic growth projects are under way such as continued development of the Nünchritz site and the building of plants for downstream silicone products at Zhangjiagang (China). Several production facilities for downstream elastomers and sealants are due to come on stream at Zhangjiagang in 2006.

The division had 3,672 employees on March 31, 2006 (Dec. 31, 2005: 3,596).

WACKER POLYMERS

€ million	Q1 2006	Q1 2005	Change in %
Sales			
External sales	118.7	99.6	19
Internal sales	2.7	0.2	> 100
Total sales	**121.4**	**99.8**	**22**
EBIT	**19.2**	**12.2**	**57**
EBIT margin	15.8 %	12.2 %	30
Depreciation	4.5	5.4	– 17
EBITDA	**23.7**	**17.6**	**35**
EBITDA margin	19.5 %	17.6 %	11
Capital expenditures	3.2	3.1	3
	Mar. 31, 2006	**Dec. 31, 2005**	
Number of employees	1,035	1,000	4

Total sales at WACKER POLYMERS for Q1 were at € 121.4 million, a year-on-year increase of 22 percent (Q1 2005: € 99.8 million).
Growth was primarily driven by higher sales volumes, which accounted for about 17 percent of the sales increase. Price increases and positive currency effects only had a minor impact on sales. All regions showed strong growth. Sales growth rates were strongest in Asia and the Americas.

EBITDA rose to € 23.7 million, 35 percent above Q1 2005 (€ 17.6 million). The main reasons for earnings growth were higher sales volumes, productivity gains and enhanced capacity utilization – more than offsetting the raw-material and energy price increases. EBIT grew to € 19.2 million, up 57 percent (Q1 2005: € 12.2 million).

The division's first-quarter capital expenditures of € 3.2 million (Q1 2005: € 3.1 million) focused on debottlenecking opportunities.

WACKER POLYMERS had 1,035 employees on March 31, 2006 (Dec. 31, 2005: 1,000).

WACKER FINE CHEMICALS

€ million	Q1 2006	Q1 2005	Change in %
Sales			
External sales	30.6	26.2	17
Internal sales	2.9	1.2	> 100
Total sales	**33.5**	**27.4**	**22**
EBIT	**4.0**	**2.9**	**38**
EBIT margin	11.9 %	10.6 %	12
Depreciation	1.8	1.9	- 5
EBITDA	**5.8**	**4.8**	**21**
EBITDA margin	17.3 %	17.5 %	- 1
Capital expenditures	0	6.0	n. a.
	Mar. 31, 2006	**Dec. 31, 2005**	
Number of employees	320	321	0

WACKER FINE CHEMICALS generated total sales of € 33.5 million from January to March 2006 (Q1 2005: € 27.4 million).
The main growth drivers were organic fine chemicals and customer projects that were finalized by the end of Q1. Market demand for organic intermediates remained particularly strong throughout the quarter.

An improved product-mix helped WACKER FINE CHEMICALS increase EBITDA by 21 percent to € 5.8 million (Q1 2005: € 4.8 million). EBIT reached € 4.0 million, a rise of 38 percent (Q1 2005: € 2.9 million).

The division recorded no capital expenditures during Q1 2006 – in contrast to the € 6.0 million invested in Q1 2005.

WACKER FINE CHEMICALS had 320 employees on March 31, 2006 (Dec. 31, 2005: 321).

WACKER POLYSILICON

€ million	Q1 2006	Q1 2005	Change in %
Sales			
External sales	40.0	44.0	– 9
Internal sales	45.5	35.7	28
Total sales	**85.5**	**79.7**	**7**
EBIT	**24.6**	**19.0**	**30**
EBIT margin	28.8 %	23.8 %	21
Depreciation	6.3	6.3	0
EBITDA	**30.9**	**25.3**	**22**
EBITDA margin	36.1 %	31.7 %	14
Capital expenditures	22.9	5.6	> 100
	Mar. 31, 2006	**Dec. 31, 2005**	
Number of employees	858	832	3

In Q1 2006, WACKER POLYSILICON posted total sales of € 85.5 million (Q1 2005: € 79.7 million).
Sales were constrained to an increase of 7 percent as ongoing capacity additions had not yet had an impact. Strong internal sales met an increasing demand from Siltronic, limiting quantities available for delivery to external customers in the electronics and photovoltaics sectors. Due to the long and harsh German winter, first-quarter sales of road salt surpassed even the high prior year figure.

Benefiting mainly from a sharp rise in average sales prices and a decrease in unit costs for hyper-pure polysilicon, earnings grew faster than sales. EBITDA grew 22 percent to € 30.9 million (Q1 2005: € 25.3 million) and EBIT rose by as much as 30 percent, reaching € 24.6 million (Q1 2005: € 19.0 million).

Capital expenditures for strategic expansion of capacities for hyper-pure polysilicon increased more than fourfold to € 22.9 million (Q1 2005: € 5.6 million). An additional 1,000 metric tons from existing plants are scheduled to come on stream by the end of 2006. Nameplate capacity is expected to reach 6,500 metric tons annually as a result. Work on the current expansion stage should provide an additional 3,500 metric tons of polysilicon annually from the start of 2008.

WACKER POLYSILICON had 858 employees on March 31, 2006 (Dec. 31, 2005: 832).

SILTRONIC

€ million	Q1 2006	Q1 2005	Change in %
Sales			
External sales	284.8	168.2	69
Internal sales	1.6	4.5	– 64
Total sales	**286.4**	**172.7**	**66**
EBIT	**33.3**	**– 35.5**	**n. a.**
EBIT margin	11.6 %	– 20.6 %	n. a.
Depreciation	36.0	37.3	– 4
EBITDA	**69.3**	**1.8**	**> 100**
EBITDA margin	24.2 %	1.0 %	> 100
Capital expenditures	18.9	24.4	– 23
	Mar. 31, 2006	**Dec. 31, 2005**	
Number of employees	5,602	5,631	– 1

Siltronic's Q1 2006 figures reflect the sustained success of measures to enhance the division's operational performance.
Total sales reached € 286.4 million from January to March 2006, a year-on-year rise of 66 percent (Q1 2005: € 172.7 million). Sales growth more than doubled for 300-mm-wafers and grew by about 40 percent for smaller wafer diameters.

The key growth drivers were volume gains and product-mix enhancements. The impacts of pricing and currency changes virtually canceled each other out.

As in the prior year period, Asia was the division's largest sales market from January to March 2006. For the first time, Siltronic generated over half of its total sales in this region.

Earnings at Siltronic followed up on the success displayed during the second half of 2005. EBITDA reached € 69.3 million (Q1 2005: € 1.8 million) and EBIT rose to € 33.3 million (Q1 2005: € – 35.5 million). Main drivers for profitability were sustained benefits from productivity gains and cost reduction efforts, as well as high capacity utilizations and the successful ramp-up of 300-mm-production at Freiberg (Germany).

Capital expenditures were 23 percent below Q1 last year (€ 24.4 million) when the expansion of 300-mm-production capacity was still in progress.

Siltronic had 5,602 employees on March 31, 2006 (Dec. 31, 2005: 5,631)

CORPORATE FUNCTIONS/OTHER AND OUTLOOK

Corporate Functions/Other

The total sales for Corporate functions/ Other increased to € 52.3 million (+ 22 percent) due to services provided to foreign Group companies. EBITDA was reduced from € – 2.7 million to € – 9.3 million.

Outlook

We expect business to continue the upward trend during 2006, with a favorable economic environment. An uncertain factor, however, is the impact of higher oil prices on the global economy. Profitability will benefit from higher capacity utilizations and price increases, moderated by an increasingly strong Euro. Mainly our chemicals business will be impacted by higher raw material and energy costs. For the full year 2006, we now expect sales growth slightly higher than 10 percent, which was last year's growth rate. Full year EBITDA 2006 is expected between € 640 and € 680 million.

The Executive Board
Munich, May 16, 2006

NOTES TO THE QUARTERLY FINANCIAL STATEMENTS PER MARCH 31, 2006

Accounting and Valuation Methods
The consolidated financial statements of Wacker Chemie AG have been prepared in accordance with the International Financial Reporting Standards (IFRS) valid in the European Union on March 31, 2006. Last year's consolidated financial statements were based on the same standards.

IFRIC 4 ("Determining Whether an Arrangement Contains a Lease") was used for the first time in the current year. As a result, the book value of property, plant and equipment rose by € 37.5 million; financial liabilities rose € 40.5 million. The previous year's values (property, plant and equipment € 41.1 million, financial liabilities € 43.3 million) were also adapted accordingly. Compared to the balance values published in the stock exchange folder on December 31, 2005, the adaptation of previous figures in Q1 2006 had following effect: While property, plant and equipment increased by € 38.4 million, the deferred tax assets (offset against the resulting deferred tax liabilities) increased by € 1.0 million and the liabilities by € 41.2 million. The retained earnings decreased by € 1.8 million (Q1 2005: € 1.3 million). This lead to a negative effect on the Group results of € 0.5 million and a higher net cash flow of € 2.9 million.

This accounting change had a positive effect on EBIT (€ 0.4 million) and EBITDA (€ 1.3 million) on the results of Q1 2005.

IFRIC 6 ("Liabilities Arising from Participating in a Specific Market – Waste Electrical and Electronic Equipment") was also in evidence for the first time in the period under review; IFRIC 6 had no impact on the WACKER Group's financial situation.

The implementation of IAS 19, as revised, had no effect on the consolidated financial statements; the WACKER Group does not apply the option of recognizing actuarial gains and losses directly in equity.

Exchange Rates
The following exchange rates were used in the reporting period and the previous year's period to convert foreign currency positions, as well as for the accounts of Group companies with the US dollar as a functional currency:

Exchange rates (1 EUR)	Mar. 31, 2006[1]	Mar. 31, 2005[1]	Q1 2006[2]	Q1 2005[2]
US dollar	1.21	1.29	1.20	1.31

1 Due date rate. 2 Average rate.

Dividend Payment
In the quarter under review, a dividend of € 1.60 was paid for each share entitled to a dividend. The amount distributed totaled € 70.9 million.

Events after the Reporting Date
Wacker Chemie AG's shares were admitted to trading on the official market of the Frankfurt Stock Exchange on April 10. The Group recorded a cash inflow before IPO costs of € 427.9 million through the sale of 5,348,383 own shares.

CORPORATE GOVERNANCE, UPCOMING DATES AND INVESTOR RELATIONS

Corporate Governance
The first declaration of conformity with the German Corporate Governance Code for the current year is expected by the end of the first half-year. It will be made available to the public on Wacker Chemie AG's website (www.wacker.com).

Investor Relations
Joerg Hoffmann
Phone: +49 (89) 62 79 – 16 33
Fax: +49 (89) 62 79 – 29 33
joerg.hoffmann@wacker.com

Upcoming Dates
The Q2 report is scheduled for publication on August 3, 2006.

Forward-looking Statements
This report contains forward-looking statements for the future based on assumptions and estimates of WACKER's Executive Board. Although we assume the expectations in these forward-looking statements are realistic, we cannot guarantee they will prove to be correct. The assumptions may harbor risks and uncertainties that may cause the actual figures to differ considerably from the forward-looking statements. Factors that may cause such discrepancies include, among other things, changes in the economic and business environment, variations in exchange and interest rates, the introduction of competing products, lack of acceptance for new products or services, and changes in corporate strategy. WACKER does not plan to update the forward-looking statements, nor does it assume the obligation to do so.



WACKER

Wacker Chemie AG
Hanns-Seidel-Platz 4
81737 Munich, Germany
Tel. +49 (89) 62 79 - 0
Fax +49 (89) 62 79 - 1770
info@wacker.com

www.wacker.com


WACKER

WACKER CHEMIE AG –
1st Quarter 2006 Conference Call

Dr. Peter-Alexander Wacker (CEO), Dr. Joachim Rauhut (CFO)
Q1'2006 Conference Call on Tuesday, May 16th, 2006 at 3 p.m. CET / 8 a.m. EST

WCH WCH888 DE000WCH8881 CHM/WCK.GR CHE/WCHG.DE

DISCLAIMER

This presentation contains forward-looking statements under the U.S. Private Securities Litigation Reform Act of 1995. These statements are based on current expectations, estimates and projections of Wacker Chemie AG management and currently available information. They are not guarantees of future performance, involve certain risks and uncertainties that are difficult to predict and are based upon assumptions as to future events that may not prove to be accurate.

Many factors could cause the actual results, performance or achievements of Wacker Chemie AG to be materially different from those that may be expressed or implied by such statements. Such factors include those discussed in Wacker Chemie AG available on the company's website under www.wacker.com/investor.
We do not assume any obligation to update the forward-looking statements contained in this presentation.

TODAYS PRESENTERS



Dr. Peter-Alexander Wacker
CEO
Wacker Chemie AG



Dr. Joachim Rauhut
CFO
Wacker Chemie AG

WACKER

1ST QUARTER 2006 HIGHLIGHTS

WACKER (€m)	Q1 2006	Change
Sales	798.5	Up 31%
EBITDA	183.6	Doubled
EBIT	105.7	Up 96.5
Net Profit	66.2	Up 86.5
Net Profit per share in €	1.49	Up 1.88

- *Focused on growth and margins*
- *Expanding presence in Asia*
- *Delivering results*

SALES Q1 2006

in € million	Q1 2006	Q1 2005	*in %*
Group	**798.5**	**608.2**	**21**
WACKER SILICONES	323.0	266.5	*21*
WACKER POLYMERS	121.4	99.8	*22*
WACKER FINE CHEMICALS	33.5	27.4	*22*
WACKER POLYSILICON	85.5	79.7	*7*
Siltronic	286.4	172.7	*66*

EBITDA Q1 2006

in € million	Q1 2006	Q1 2005	*in %*
Group	183.6	92.0	100
WACKER SILICONES	64.8	45.6	*42*
WACKER POLYMERS	23.7	17.6	*35*
WACKER FINE CHEMICALS	5.8	4.8	*21*
WACKER POLYSILICON	30.9	25.3	*22*
Siltronic	69.3	1.8	*>100*

BUSINESS OVERVIEW

- **WACKER Silicones**
  - *Swaps accelerated market development*
  - *Innovations driving new sales*
- **WACKER Polymers**
  - *New 30,000t dryer in Burghausen announced*
- **Wacker Fine Chemicals**
  - *Campaign business drove sales growth*

BUSINESS OVERVIEW

- **WACKER Polysilicon**
  - *Sales capacity constrained*
  - *Expansion plan to 10,000t*
  - *Siltronic demand increased*
- **Siltronic**
  - *Cost reduction programs deliver to bottom line*
  - *>50% of sales in Asia*
  - *Regained strength*

SHIFTING INVESTMENT FOCUS

	SILICONES/ POLYMERS/ FINE CHEMICALS	POLYSILICON	Siltronic
Sales growth (Q1/05 – Q1/06)	21%	7%	66%
EBITDA growth (Q1/05 – Q1/06)	39%	22%	>100%
EBITDA (Q1/06)	94.3	30.9	69.3
EBITDA margin (Q1/06)	19.7%	36.1%	24.2%
Total Capex on sales (2003-2005)	7%	17%	16%
thereof Base Capex (2003-05)*	5%	5%	5%
Investment Focus	➔	➚	➘

** 6% on sales including shared infrastructure*

WACKER

FINANCIAL PERFORMANCE

P&L Q1 2006

(€m)	Q1 2005	Q1 2006
External sales	608.2	798.5
Gross profit	**130.2**	**226.1**
% margin	*21.4*	*28.3*
SG&A	-78.7	-76.7
R&D	-38.7	-36.5
Other inc/exp.	-3.9	-7.9
Associates	0.3	0.6
EBIT	9.2	105.7
% margin	*1.5*	*13.2*
EBITDA	**92.0**	**183.6**
% margin	*15.1*	*23.0*
Net income	**-20.3**	**66.2**

Highlights

- Total impact of currency +5%
- Siltronic turnaround, 66% growth
- Chemicals with 21% growth

- Raw material and energy cost increases
- Economies of scale in all divisions

- Continuous R&D commitment, low SG&A

- Exposure to US$ more than 50% hedged

- Strong margin improvement to 23%

- Cash tax rate of 35%

WACKER

OUTLOOK

We expect all business to continue the upward trend during 2006 with a favorable economic environment. Uncertain factor, however, is the impact of higher oil prices on the global economy. Profitability benefits from higher capacity utilizations and price increases, moderated by an increasingly strong Euro. Mainly our Chemicals business will also be impacted by higher raw material and energy costs. For the full year 2006 we now expect sales growth slightly higher than 10%, which was last year's growth rate. Full year EBITDA 2006 is expected between €640 and 680 million.



WACKER

CREATING TOMORROW'S SOLUTIONS

WACKER

RECEIVED
2007 NOV 27 A 11:24
OFFICE OF INTERNATIONAL
CORPORATE FINANCE

Wacker Chemie AG

Conference Call on 1st Quarter 2006

15.5.2006

Dr Wacker, CEO

Dr Rauhut, CFO

Hoffmann, IR

WACKER

Hoffmann

Ladies and Gentlemen,

Welcome to the first quarter 2006 conference call on Wacker Chemie AG. My name is Joerg Hoffmann. I am the Head of Investor Relations at Wacker Chemie. It's a pleasure to have with me today Dr Wacker, our CEO and Dr Rauhut, our CFO. Both will comment today on our recent results and will be available for questions afterwards.

As a reminder let me state that during this call we may make forward looking statements for the future based on current assumptions and estimates of WACKER's Executive Board. Although we assume the expectations in these forward looking statements are realistic, we cannot guarantee they will prove to be correct.

These assumptions may harbor risks and uncertainties that may cause the actual figures to differ considerably from the forward looking statements. Factors that may cause such discrepancies are laid out in detail under the caption "risk factors" on our IR website at www.wacker.com. WACKER does not plan to update those risk factors or the forward looking statements made during this call, nor does it assume the obligation to do so.

WACKER

We have provided a short presentation on Q1 Highlights on our website at **WWW.WACKER.COM** under investor relations, in order to help you follow the presentation.

With this let me introduce you to Dr Wacker, our CEO.

WACKER

Dr Wacker

Thank you.

Welcome to Wacker Chemie's first quarter conference call.

We have enjoyed an interesting quarter.

First the IPO was quite an experience – and I would like to thank all of you who participated in our successful launch. We really enjoyed the discussions and thoughtful questions we received during that process.

Second, as we said on the roadshow, Wacker is all about growth and margins. I am proud to say that we have seen a very successful first quarter in 2006. Our businesses exceeded the level we saw in late Q4 2005.

All in all our strategy is playing out. We are growing in our core competence areas. We are expanding our presence in the growing economies in Asia and we are delivering results.

Let me briefly touch on the developments in our businesses. Let me start with our Chemicals which include Silicones, Polymers and Fine chemicals.

In Silicones we benefited from our capacity expansions in Nünchritz and from an improved mix of products. Long term it is our strategy to further enhance the quality of our product portfolio. In addition we continue to increase the sales of more specialty and value providing products to our customers.

During the next two years we will be also repaying product swaps. Those swaps enabled us to prepare the market for the start up of our Nünchritz plant, accelerating market development. We have great expectations for growth, driven to a large degree by constant innovation. For instance, we are growing very strong in power transmission and distribution. Traditional porcelain based insulators are being replaced on a large scale by state-of-the-art silicone solutions in many geographies.

In Polymers we are maintaining our leading positions in redispersible powders and gum base globally. We are expanding our capacities with smart investments focused on debottlenecking opportunities yielding significant productivity increases. In China we have started market development activities in powders for the construction industry and are present in Wuxi with gum base. Overall, we are moving forward with our strategic investments and have decided to start construction of a new 30Kt so called Monster-Dryer at our Burghausen site. Dryers of this size are without par in the industry and catapult us into new levels of performance.

As for Fine Chemicals, the first quarter was boosted by a seasonal campaign in exclusive synthesis for a large customer which came to an end in March.

So much to our Chemicals segments.

Our Polysilicon business continues to develop nicely. We are making headway in our pilot plant for a fluidized bed reactor and customer trials of the product have been very successful. The share of Polysilicon sold to external customers came down as Siltronic's strong growth absorbed a lot of material. The larger share of electronic grades led to an increase in average sales prices. Demand from the solar industry continues to be strong and we are working hard to make additional capacity available to meet these needs. Our current expansion of 1.000 tons from existing units should come on stream in full capacity at the end of the year. The new 3.500 ton plant is well under way and should have material for our customers in early 2008. Work has started on the foundations, the shell and the integration into the many chemicals processes that benefit such a project compared to a green-field expansion.

Among other products in the segment, sales of rock salt for road safety purposes did particularly well.

Siltronic is reaping the fruits from our cost reduction programs that are delivering sustainable contributions to the bottom line. A landmark event for us is the fact that Siltronic for the first time in history sold more than 50% of its products in Asia. Looking at our order books and the business this quarter we have to say that overall trading conditions are good.

Visibility has increased into Q3 and capacity utilizations are high at our plants. With regards to pricing we can report that wafer prices are going up by low to mid single digits. The market continues to grow in the 300mm segment, our sales in 300mm more than doubled while smaller diameters increased by 40% over the low levels of last year's Q1. As our performance underlines, Siltronic has regained its strength and is expanding market share.

Let me also add that we hear about availability of polysilicon becoming an issue for some smaller players in our industry.

One of the chief reasons for the IPO was the funding of an ambitious growth program. As you know we are planning to spend 16% of total sales for the next 3 years, adding strategic capacities in Polysilicon, Silicones in China, Powders and joint venturing with a customer for Wafer production in Asia.

Wacker is on a long-term growth trajectory that started decades ago and has basically continued unabated. Our guidance on long-term sales growth remains unchanged with about 8% sales growth year over year overall with higher rates in Polysilicon and somewhat lower rates in Fine Chemicals.

With this let me hand it over to Dr Rauhut for more comments on P&L details and modeling guidance.

Dr Rauhut

Let me cover our numbers and touch on some modeling issues since most of you will be interested in those questions.

You all saw our release today, so let me just give you the highlights for the quarter. Compared with the same quarter of 2005, we increased sales in the first quarter of 2006 to 798 million euros.

Please bear in mind that our first quarter 2005 was a pretty weak quarter, therefore all our numbers reflect a base effect in comparison. In addition, Q1 2005 saw three working days less than Q1 2006, a small but important difference.

All our divisions saw strong growth, led by Siltronic with a strong increase year over year. The Chemicals divisions saw growth rates in the low twenties, while growth in our Polysilicon division was limited by available capacity. Sales growth year over year overall was driven by volumes with 29%, with price changes of minus 3% and currency effects of plus 5%. The change in prices stems mainly from the decrease in pricing for 300 mm wafers compared to the first quarter 2005.

Our EBITDA went up by 92 million to 184 million euros, driven by the very strong performance in all of our segments.

Notable is especially the improvement in Siltronic year over year which alone contributed 68 million euros to the increase in EBITDA. High capacity utilizations favored most segments with the effects of cost reduction programs paying off, while the effects of pricing and currency nearly compensated each other. Overall, rising energy and the top 4 raw material costs added 10 million Euros to our bill in the first quarter mainly for platinum and methanol. As a reminder our top 4 raw materials are silicon, ethylene, methanol and platinum.

Admittedly, our overall weak performance in the first quarter 2005 inflates some of the comparison growth rates. But if you compare our Q1 figures with the fourth quarter of last year, we still show an

impressive 9% growth in sales and an increase in EBITDA by 16%.

Going through the P&L from top down, you see that during this quarter we contained expenses in SG&A at a competitive level of 10%, we actually expect to keep SG&A at this rate for 2006.

Our strong commitment to R&D is witnessed by 37 million Euros spent in Q1 or roughly 150 million euros which we have earmarked for the full year, in about the same split across the segments as last year.

Net debt went slightly up in Q1 following dividend payments as strong generation of operational cash flows and cash inflows from prepayments provided funds. Looking at the second quarter, gross funds inflow from the IPO was 427.9 Million euros, driving down debt towards the end of Q2.

Our average cash tax rate during this first quarter was 33% with the benefits of tax losses at Siltronic. Including the impact of deferred taxes the overall reported tax rate amounted to 30%.

As you are aware our JV partner Air Products has informed us about their interest to part from their share in our joint ventures. At this point in time we have no news to communicate.

We are comfortable with our contractual position and have a right of first refusal. We don't expect a change of ownership to impact the business.

In our chemicals divisions, Silicones, Polymers and Fine chemicals overall sales increased by 21% while EBITDA went up by 38%.

In detail our Silicones division sales grew by 21% filling new available capacity at our Nünchritz site and raising overall capacity utilizations. Swaps contributed above 10 million euros to sales growth. This is the repayment for our accelerated market development last year. An improved product mix helped push EBITDA up by 42% to 64.8 million euros.

Polymers sales grew by 22% increasing EBITDA by 35% to a margin level of 23.7 percent. Growing volumes, continuous productivity enhancements, and price increases helped profitability.

In the light of increasing raw material prices the division has announced price increases. This should help to mitigate some of the impact of ethylene cost increases in the course of the next quarters.

Fine Chemicals had a strong performance in the quarter helped by a campaign that lasted from Q3'05 to Q1'06.

So much for our Chemicals divisions.

Sales in Polysilicon were basically capacity constrained. We continue to edge along on the limits of our capacity to meet the demands of our solar customers and the internal needs of Siltronic.

Sales increased by 7% to 85.5 million Euros and EBITDA rose by 22% to 30.9 million euros.

The increase in sales of 7% represents a larger share of electronic grades as well as the strong contribution from seasonal sales of rock salt during the winter months in Bavaria.

Siltronic needed a larger share of our polysilicon as growth in Siltronic continued on a high level. A decrease in unit costs helped to increase profitability to a margin level of 36,1%.

Siltronic's numbers in Q1 are barely comparable to the last year. Speed of change has rapidly increased and after the ramp in Freiberg and a number of changes to management processes Siltronic is now in a far better position today than a year ago. Sales increased by 114 million euros over Q1 2005, exceeding the run rate we saw developing in the second half of last year by 7%. As we expected, EBITDA was kept at a level of 24%, which was the average margin during the second half of last year. As Dr Wacker stated, after a long series of price decreases we now are seeing price increases in the low to mid single digits. This makes us confident for Siltronic about the full year in an environment marked by increases in polysilicon costs and a strengthening euro.

WACKER

Now let's get into some modeling hints.

Before we get into forward modeling it is important to understand that our full year 2005 reported numbers included some special items. Non-operational positive effects were the release of provisions of 24 million euros, an extraordinary gain from divestments of 23 million euros; negative effects were impairments of 10 million euros. These effects add up to a total one-off impact of 47 million euros on EBITDA.

Also a change resulting from IFRIC 4, a rule relating to leasing led to an increase in full year 2005 EBIT of 1,6 million euros and 5,2 million euros on EBITDA. The first quarter of 2005 saw a positive effect on EBIT of 0.4 million and EBITDA of 1.3 million in the segment Others.

Taken together all these .effects, our EBITDA would have been 567 million for the full year 2005.

With regards to current trading conditions in most segments are favorable with solid demand. However, increases in raw materials pricing are impacting both our Chemicals divisions.

For the Chemicals business as a whole we expect results to resemble last year's sales growth with about 2% lower margins due to higher raw material and energy costs.

WACKER

We further expect EBITDA margins in our Polysilicon division to improve over last year into the mid thirties, while sales in this division should grow by mid single digits. At Siltronic we expect for the full year margins on the level of the second half of last year, while sales should increase by high single digit number over last years' 2nd half run rate.

For the full year 2006 we now expect sales growth slightly higher than 10%, which was last year's growth rate. Profitability benefits from higher capacity utilizations and price increases, moderated by an increasingly strong Euro. Mainly our Chemicals business will also be impacted by higher raw material and energy costs.

Full year EBITDA 2006 is expected to grow from an adjusted level of 567 million Euros in 2005 to a number between 640 and 680 million Euros. This would represent an improvement of up to 20% over last year.

We know, that you are asking why our guidance is not four times Q1 for the full year. The major factors weighing on results are further increases in raw materials and energy costs. In our calculations we think that raw materials and energy will have an impact of up to 50 million euros in the full year. In addition, an adverse Euro to dollar exchange rate will weigh on our results.

WACKER

Dr Wacker

There is no change to the fundamental strengths of our business. We have strong growth in all segments and a strong focus on margins. We are proud of our achievements this quarter and are confidently looking forward to increasing sales by over 10% and to growing EBITDA almost twice as fast for the full year.

As I told you on the roadshow: WACKER is all about growth and margins.

We are ready to take your questions now.

[...]

WACKER

Hoffmann

Ladies and Gentlemen, we are reaching the time limit for our call today. I am convinced that we have touched all material issues during this call.

If you have further questions, please don't hesitate to contact IR. The contact details are available in the quarterly release and on our website.

Dr Wacker

Thank you for your interest in Wacker Chemie AG and thanks for participating in this call.



WACKER

REPORT ON THE 2ND QUARTER 2006

APRIL – JUNE 2006

CREATING TOMORROW'S SOLUTIONS

WACKER AT A GLANCE

€ million	Q2 2006	Q2 2005	Change in %	6M 2006	6M 2005	Change in %
Sales	830.4	701.5	18	1,628.9	1,309.7	24
EBITDA[1]	195.7	182.7	7	379.3	274.7	38
EBITDA margin[2]	23.6 %	26.0 %	- 10	23.3 %	21.0 %	11
EBIT[3]	111.8	87.0	29	217.5	96.2	> 100
EBIT margin[2]	13.5 %	12.4 %	9	13.4 %	7.3 %	82
Financial result	– 17.9	– 16.2	10	– 28.9	– 30.4	– 5
Pre-tax result	93.9	70.8	33	188.6	65.8	> 100
Net profit/loss	66.5	30.9	> 100	132.7	10.6	> 100
Net profit/loss per share in €	1.35	0.59	> 100	2.84	0.20	> 100
Investment in intangibles and property, plant, and equipment	96.1	73.3	31	171.1	132.9	29
Net cash flow	15.0	23.7	– 37	37.7	– 70.1	> 100

€ million	Jun. 30, 2006	Jun. 30, 2005	Dec. 31, 2005
Equity	1,409.3	936.6	934.4
Financial liabilities	546.9	999.3	946.2
Provisions for pensions	358.6	349.4	352.1
Net financial debt	514.3	975.4	911.5
Total assets	3,078.8	2,934.3	2,922.9
Employees (number at end of period)	14,555	14,449	14,434

1 EBITDA is EBIT before depreciation and amortization.
2 Margins are calculated based on sales.
3 EBIT is the result from continuing operations for the period before interest and other financial results, limited partnership interests, and income tax.

REPORT ON THE 2ND QUARTER 2006

- Sales up in Q2 by 18 percent with EBITDA margin at 24 percent
- EBITDA of €195.7 million, Group sales reach €830.4 million
- Earnings per share of €1.35
- IPO increases equity by €409 million, equity ratio rises to 46 percent at mid-year
- WACKER raises earnings estimates due to strong demand and higher prices for silicon wafers

Dear Shareholders,

Against the backdrop of a continued strong global economy and the ongoing upturn in the chemical and semiconductor sectors, WACKER boosted year-on-year sales and earnings in Q2 2006. Volume growth and positive product mix effects more than offset significantly higher raw material and energy costs. However, as the exceptional growth in the current fiscal year's first three months was significantly influenced by a weak Q1 2005 growth in the second quarter was slightly lower than in Q1.

Economic Environment Remains Robust

The OECD[1] expects continued economic growth in the second quarter – with year-on-year GDP increases in OECD countries averaging 3.3 percent. Germany's IFO Institute[2] estimates year-on-year Euro-zone GDP growth of 2.1 percent in Q2. According to the VCI (German Chemical Industry Association)[3], German chemical industry sales rose six percent in the first half of 2006. In its current analysis for Q2 2006, SEMI Silicon Manufacturers Group (SMG) indicates year-on-year silicon wafer volume growth of 22 percent in terms of surface area sold.

Sales Significantly Exceed Prior-Year Figure

Under these favorable conditions, the WACKER Group generated sales of €830.4 million in Q2 2006, a year-on-year rise of 18 percent (Q2 2005: €701.5 million). All business divisions surpassed their prior-year sales figures. Sales gained 17 percent from higher sales volumes and product mix effects. Price changes (1 percent) and exchange-rate effects (±0 percent) were minor factors. Through the first half of 2006, the Group generated €1.63 billion (2005: €1.31 billion) in sales – a 24 percent increase compared to the prior year.

The semiconductor business contributed strongly to Q2 growth. Siltronic's sales from April to June 2006 totaled €300.3 million (Q2 2005: €215.8 million) – a year-on-year increase of 39 percent. Driven by volume gains, WACKER SILICONES and WACKER POLYMERS both posted sales gains of over ten percent. WACKER FINE CHEMICALS increased sales by four percent. In Q2, WACKER POLYSILICON increased its sales by 14 percent to €77.9 million (Q2 2005: €68.5 million).

Regionally, most of the Group's sales gains were achieved in international markets. WACKER generated 80 percent of Q2 sales outside Germany. From April to June 2006, Asian sales rose 42 percent to €225.5 million (Q2 2005: €158.7 million). In China, sales growth remained above average in Q2 – rising 47 percent. At €165.7 million, sales in the Americas grew 12 percent from April to June 2006 (Q2 2005: €147.6 million). In European markets (excluding Germany), sales rose

11 percent to €248.5 million (Q2 2005: €223.9 million) – with central and eastern European countries making an above-average contribution. In Germany, sales in Q2 2006 rose eight percent to €163.8 million (Q2 2005: €151.5 million).

Adjusted for Special Items, Earnings Up 42 Percent

Q2 2006 EBITDA totaled €195.7 million (Q2 2005: €182.7 million) – an increase of seven percent compared to the prior-year period. However, the prior-year quarter's EBITDA contained some non-recurring special items that benefited earnings. These special items include proceeds from past divestitures of €32.7 million, as well as a reversal of €12.1 million in provisions built up for Siltronic restructuring expenses. Adjusted for these special items, year-on-year EBITDA grew 42 percent in Q2 – thus clearly outpacing sales growth yet again. Q2's EBITDA margin totaled 24 percent. EBITDA reached €379.3 million in the first half year (first half 2005: €274.7 million). In Q2, EBIT rose to €111.8 million (Q2 2005: €87.0 million). EBIT in the first half year totaled €217.5 million (2005: €96.2 million).

Semiconductor operations contributed particularly strongly to this significant improvement in earnings. In Q2, Siltronic generated an EBITDA of €73.0 million (Q2 2005: €33.2 million). WACKER SILICONES and WACKER POLYSILICON also posted very strong Q2 earnings compared to last year's second quarter. At €67.0 million (Q2 2005: €58.7 million), WACKER SILICONES increased its EBITDA by 14 percent, while at WACKER POLYMERS and WACKER FINE CHEMICALS, EBITDA approximately matched the prior year quarter levels. WACKER POLYSILICON increased EBITDA by 8 percent to €23.0 million (Q2 2005: €21.2 million).

Positive Net Cash Flow

Net cash flow (i.e. the difference between cash inflow from operating activities and outflow due to investment activities) was below prior year at €15.0 million (Q2 2005: €23.7 million) following a substantial rise in capital expenditures.

Capital Expenditures Boosted

At €96.1 million, Q2 investments in intangibles and property, plant, and equipment were up 31 percent year-on-year (Q2 2005: €73.3 million). The increase was largely due to spending on strategic growth projects, particularly at WACKER POLYSILICON. Here, spending more than doubled year-on-year due to a project to expand production capacity for hyperpure polycrystalline silicon in Burghausen, Germany. In the quarter under review, WACKER also pressed ahead with the expansion of its silicone site at Nünchritz, Germany, and construction of a production plant for downstream silicone products at Zhangjiagang, China.

Employee Numbers Rise Slightly
On June 30, 2006, WACKER had 14,555 employees worldwide (March 31, 2006: 14,520). Thus, the number of Group employees rose slightly compared to the end of Q1 2006. The main factors here were strategic-growth projects, especially site expansion in Zhangjiagang, China.

Joint Ventures with Air Products
WACKER's joint-venture partner Air Products Chemicals Inc. has given notification of its withdrawal from the joint ventures (Air Products Polymers and Wacker Polymer Systems) in March 2006 and has since begun the divestiture process. WACKER does not expect any business impact due to the contractual situation.

Earnings per Share Rise Year-on-Year to €1.35
At €66.5 million in Q2 2006, year-on-year Group earnings more than doubled (Q2 2005: €30.9 million) translating into earnings per share of €1.35 (2005: €0.59). The increase is even greater when comparing the first half-year results of €132.7 million to €10.6 million in the prior-year period.

1 OECD Economic Outlook No. 79, Paris, May 23, 2006.
2 Euro-zone economic outlook, Munich/Paris/Rome, July 12, 2006.
3 VCI's semiannual press conference, statements by Werner Wenning, Frankfurt, July 5, 2006.

CONSOLIDATED INCOME STATEMENT

€ million	Q2 2006	Q2 2005	Change in %	6M 2006	6M 2005	Change in %
Sales	**830.4**	**701.5**	**18**	**1,628.9**	**1,309.7**	**24**
Costs of goods sold	– 595.8	– 531.6	12	– 1,168.2	– 1,009.6	16
Gross profit from sales	**234.6**	**169.9**	**38**	**460.7**	**300.1**	**54**
Selling expenses	– 56.0	– 57.8	– 3	– 110.4	– 114.1	– 3
Research and development expenses	– 37.0	– 42.2	– 12	– 73.5	– 80.9	– 9
General administration expenses	– 23.0	– 22.1	4	– 45.2	– 44.5	2
Other operating income	20.6	74.5	– 72	36.4	101.7	– 64
Other operating expenses	– 35.8	– 43.6	– 18	– 59.5	– 74.7	– 20
Operating result	**103.4**	**78.7**	**31**	**208.5**	**87.6**	**> 100**
Equity result	0.2	0.0	n. a.	0.8	0.3	> 100
Other investment result	8.2	8.3	– 1	8.2	8.3	– 1
EBIT	**111.8**	**87.0**	**29**	**217.5**	**96.2**	**> 100**
Interest result	– 10.6	– 10.2	4	– 18.7	– 19.9	– 6
Other financial result	– 3.3	– 2.0	65	– 3.7	– 5.1	– 27
Limited partnership interests	– 4.0	– 4.0	0	– 6.5	– 5.4	20
Pre-tax result	**93.9**	**70.8**	**33**	**188.6**	**65.8**	**> 100**
Income tax	– 27.2	– 39.8	– 32	– 55.6	– 54.9	1
Net profit/loss	**66.7**	**31.0**	**> 100**	**133.0**	**10.9**	**> 100**
Minority interests	– 0.2	– 0.1	100	– 0.3	– 0.3	0
Group profit/loss	**66.5**	**30.9**	**> 100**	**132.7**	**10.6**	**> 100**

Earnings per share in €	Q2 2006	Q2 2005	Change in %	6M 2006	6M 2005	Change in %
Profit per share	1.35	0.59	> 100	2.84	0.20	> 100
Average number of shares outstanding (weighted)	49,143,145	52,152,600	– 6	46,736,372	52,152,600	– 10

Reconciliation to EBITDA in € million	Q2 2006	Q2 2005	Change in %	6M 2006	6M 2005	Change in %
EBIT	111.8	87.0	29	217.5	96.2	> 100
Depreciation/amortization	83.9	95.7	– 12	161.8	178.5	– 9
EBITDA	**195.7**	**182.7**	**7**	**379.3**	**274.7**	**38**

In Q2, sales growth and an improved cost position (resulting mainly from higher capacity utilization) led to a significant increase in gross profit – rising 38 percent to €234.6 million. A weak Q1 in 2005 means that gross profit in 2006's first half rose 54 percent year-on-year to €460.7 million (first half 2005: €300.1 million).

Selling, research, and administration costs have remained stable as percent of sales revenues.

The decline in other operating income is a result of the above-mentioned special items totaling €44.8 million last year and of greatly reduced exchange rate profits. Other operating expenses declined due to lower exchange rate losses. However, the decline was dampened by asset impairments – related to decommissioned or no longer used production facilities – totaling €5.4 million.

The quarter's interest result includes non-recurring charges relating to the optimization of refinancing.

The Group's tax rate was 29 percent in Q2 and 29.5 percent in the first half year. As in Q1, these figures are influenced by deferred taxes relating to loss carryforwards. Without these effects, the tax rate would have been 32 percent in Q2 and 33 percent in the first half year. By comparison, the prior year's tax rate was marked by the interplay of two effects. First, positive taxable results at some Group companies triggered tax payments. Second, losses at other Group companies, notably Siltronic, were not matched by deferred taxes.

CONSOLIDATED BALANCE SHEET

Assets in € million	Jun. 30, 2006	Jun. 30, 2005	Change in %	Dec. 31, 2005	Change in %
Intangible assets, property, plant, and equipment	1,862.3	1,889.5	– 1	1,875.2	– 1
Investments valued at equity	14.4	12.0	20	14.0	3
Financial assets	65.9	64.8	2	64.8	2
Other assets	6.1	0.0	n.a.	1.7	> 100
Deferred taxes	22.0	6.9	> 100	20.4	8
Long-term assets	**1,970.7**	**1,973.2**	**0**	**1,976.1**	**0**
Inventories	392.4	384.1	2	382.0	3
Trade receivables	504.0	425.3	19	420.2	20
Other assets	179.1	127.8	40	109.9	63
Cash and cash equivalents	32.6	23.9	36	34.7	– 6
Current assets	**1,108.1**	**961.1**	**15**	**946.8**	**17**
Total assets	**3,078.8**	**2,934.3**	**5**	**2,922.9**	**5**

Liabilities in € million	Jun. 30, 2006	Jun. 30, 2005	Change in %	Dec. 31, 2005	Change in %
Subscribed capital	260.8	260.8	0	260.8	0
Capital reserves	157.4	202.5	– 22	59.9	> 100
Own shares	– 45.1	0.0	n.a.	– 142.6	– 68
Other equity	1,025.2	469.3	> 100	753.0	36
Minority interests	11.0	4.0	> 100	3.3	> 100
Equity	**1,409.3**	**936.6**	**50**	**934.4**	**51**
Minority shares in limited partnership capital	35.9	33.6	7	29.6	21
Provisions for pensions	358.6	349.4	3	352.1	2
Other provisions	191.4	220.6	– 13	177.9	8
Deferred taxes	17.5	49.9	– 65	17.3	1
Financial liabilities	442.9	683.2	– 35	890.2	– 50
Trade liabilities	2.8	4.7	– 40	4.3	– 35
Other liabilities	81.4	12.1	> 100	19.2	> 100
Long-term liabilities	**1,130.5**	**1,353.5**	**– 16**	**1,490.6**	**– 24**
Other provisions	82.3	42.7	93	69.5	18
Financial liabilities	104.0	316.1	– 67	56.0	86
Trade liabilities	193.8	142.5	36	216.4	– 10
Other liabilities	158.9	142.9	11	156.0	2
Short-term liabilities	**539.0**	**644.2**	**– 16**	**497.9**	**8**
Liabilities	**1,669.5**	**1,997.7**	**– 16**	**1,988.5**	**– 16**
Total liabilities and equity	3,078.8	**2,934.3**	5	**2,922.9**	5

Compared to the previous year, total assets rose by € 144.5 million to € 3,078.8 million. This was primarily due to increased trade receivables resulting from higher business volumes and an increase in other current assets.

The increase in other current assets results primarily from higher market values for derivative financial instruments, as well as reimbursement claims for partial IPO costs against shareholders who sold. Deferred tax assets increased following a higher recognition of tax loss carryforwards at Siltronic.

Equity markedly rose year-on-year by € 472.7 million due to positive contributions from the operational business, the IPO, and the related sale of treasury shares.

Cash inflows from the IPO were targeted at reducing financial liabilities, particularly as a result of the IPO. Long-term financial liabilities fell € 240.3 million year-on-year, while short-term financial liabilities decreased € 212.1 million. Net liabilities dropped even further by € 461.1 million.

Other liabilities rose significantly year-on-year, particularly long-term ones. This is due to advance payments received related to contracting for the new polysilicon expansion.

CONSOLIDATED STATEMENT OF CASH FLOWS

€ million	6M 2006	6M 2005	Change in %
Profit for the period, after tax	133.0	10.9	> 100
Depreciation/reversed depreciation of fixed assets	161.8	178.5	– 9
Changes in provisions and accruals	36.1	– 4.2	n. a.
Changes in deferred taxes	– 6.0	7.5	n. a.
Changes in inventories	– 16.5	– 12.0	38
Changes in trade receivables	– 88.5	– 95.6	– 7
Changes in other receivables, other assets	– 62.0	49.3	n. a.
Changes in liabilities	69.1	– 8.8	n. a.
Other non-cash expenses and income	6.9	– 13.7	n. a.
Cash flow from operating activities (gross cash flow)	**233.9**	**111.9**	**> 100**
Investment in intangibles and property, plant, and equipment	– 200.9	– 182.4	10
Income from disposal of intangibles and property, plant, and equipment	4.7	5.4	– 13
Income from disposal of financial assets	0.0	– 5.0	n. a.
Cash flow from investing activities	**– 196.2**	**– 182.0**	**8**
Net cash flow	**37.7**	**– 70.1**	**n. a.**
Increase of equity – paid-in capital from minority shareholders	7.5	0.3	> 100
Dividends paid on prior year's result	– 70.9	0.0	n. a.
Sale of treasury shares	408.7	0.0	n. a.
Withdrawal of limited partnership capital	0.0	0.0	n. a.
Change in bank liabilities and other borrowings	– 384.2	68.6	n. a.
Cash flow from financing activities	**– 38.9**	**68.9**	**n. a.**
Changes in cash flow due to exchange rate fluctuations and changes in the scope of consolidation	– 0.9	0.4	n. a.
Change in cash and cash equivalents	**– 2.1**	**– 0.8**	**> 100**
Cash at beginning of year	34.7	24.7	40
Cash at period end	32.6	23.9	36

Cash flow from operating activities more than doubled in the first half year due to the significantly higher Group result. Increased business volume led to higher inventories and trade receivables, which resulted in lower cash inflows. The increase in other current assets did not contribute to cash flow from operating activities, as related cash inflows fell into the next quarter.

First-half-year cash outflows from investment activities totaled € 196.2 million – up € 14.2 million year-on-year. In Q2, increased investments impacted the SILICONES and POLYSILICON divisions. No acquisitions were made in the period under review.

First-half-year cash flow from financing activities was impacted by the IPO, during which 5,348,383 treasury shares previously held by Wacker Chemie AG were sold to new shareholders. Adjusted for IPO-related costs, the Group generated cash inflows totaling € 408.7 million. At the same time, financial liabilities were reduced by € 384.2 million. In Q2, Wacker Chemie's Fumed Silica Holding company received a € 6.9 million capital increase from its minority shareholder.

DEVELOPMENT OF CONSOLIDATED EQUITY

€ million	Subscribed capital	Capital reserves	Equity	Retained earnings/ Consolidated result	Translation adjustment	Changes in equity- w/o impact on result	Minority interests	Total
Dec. 31, 2004, as previously reported	**260.8**	**202.5**	**0.0**	**504.4**	**- 65.6**	**7.1**	**2.9**	**912.1**
Effect of implementation of new accounting standards				- 1.3				- 1.3
Jan. 1, 2005	**260.8**	**202.5**	**0.0**	**503.1**	**- 65.6**	**7.1**	**2.9**	**910.8**
Result for the period				10.6			0.3	10.9
Derivatives						- 9.7		- 9.7
				10.6		**- 9.7**	**0.3**	**1.2**
Paid-in capital							0.3	0.3
Exchange rate differences					23.8		0.5	24.3
Jun. 30, 2005	**260.8**	**202.5**	**0.0**	**513.7**	**- 41.8**	**- 2.6**	**4.0**	**936.6**
Dec. 31, 2005, as previously reported	**260.8**	**59.9**	**- 142.6**	**791.2**	**- 35.1**	**- 1.3**	**3.3**	**936.2**
Effect of implementation of new accounting standards				- 1.8				- 1.8
Jan. 1, 2006	**260.8**	**59.9**	**- 142.6**	**789.4**	**- 35.1**	**- 1.3**	**3.3**	**934.4**
Result for the period				132.7			0.3	133.0
Derivatives						7.1		7.1
				132.7		**7.1**	**0.3**	**140.1**
Dividends paid				- 70.9				- 70.9
Paid-in capital							7.5	7.5
Sale of treasury shares		97.5	97.5	213.7				408.7
Exchange rate differences					- 10.4		- 0.1	- 10.5
Jun. 30, 2006	**260.8**	**157.4**	**- 45.1**	**1,064.9**	**- 45.5**	**5.8**	**11.0**	**1,409.3**

Group equity was distinctly affected by Wacker Chemie AG's German stockmarket IPO on April 10, 2006.

In addition to the sale of shares by existing shareholders, Wacker Chemie AG sold the majority of its treasury shares in the IPO.

Of a total of 7,823,000 shares held prior to the IPO (15 percent of total outstanding shares), 5,348,383 shares were sold, including over-allotment. Adjusted for Wacker Chemie AG's IPO-related costs, the sale resulted in a non-income-affecting equity increase of €408.7 million.

The offsetting item in equity due to treasury shares was increased – on a pro-rata basis – by €97.5 million.

BUSINESS DIVISION RESULTS

Sales in € million	Q2 2006	Q2 2005	Change in %	6M 2006	6M 2005	Change in %
WACKER SILICONES	327.3	295.2	11	650.3	561.7	16
WACKER POLYMERS	147.4	130.2	13	268.8	230.0	17
WACKER FINE CHEMICALS	28.0	27.0	4	61.5	54.4	13
WACKER POLYSILICON	77.9	68.5	14	163.4	148.2	10
Siltronic	300.3	215.8	39	586.7	388.5	51
Corporate Functions/Other	52.7	49.5	6	105.0	92.4	14
Consolidation	– 103.2	– 84.7	22	– 206.8	– 165.5	25
Group sales	**830.4**	**701.5**	**18**	**1,628.9**	**1,309.7**	**24**

Business Divisions' EBIT in € million	Q2 2006	Q2 2005	Change in %	6M 2006	6M 2005	Change in %
WACKER SILICONES	45.7	33.3	37	89.9	56.7	59
WACKER POLYMERS	24.8	27.1	– 8	44.0	39.3	12
WACKER FINE CHEMICALS	– 0.9	2.3	n.a.	3.1	5.2	– 40
WACKER POLYSILICON	16.4	14.9	10	41.0	33.9	21
Siltronic	37.6	– 13.9	n.a.	70.9	– 49.4	n.a.
Corporate Functions/Other	– 12.0	23.2	n.a.	– 30.0	10.5	n.a.
Consolidation	0.2	0.1	100	– 1.4	0.0	n.a.
Group EBIT	**111.8**	**87.0**	**29**	**217.5**	**96.2**	**> 100**

Business Divisions' EBITDA in € million	Q2 2006	Q2 2005	Change in %	6M 2006	6M 2005	Change in %
WACKER SILICONES	67.0	58.7	14	131.8	104.3	26
WACKER POLYMERS	29.4	31.9	– 8	53.1	49.5	7
WACKER FINE CHEMICALS	3.1	4.1	– 24	8.9	8.9	0
WACKER POLYSILICON	23.0	21.2	8	53.9	46.5	16
Siltronic	73.0	33.2	> 100	142.3	35.0	> 100
Corporate Functions/Other	0.0	33.6	– 100	– 9.3	30.9	n.a.
Consolidation	0.2	0.0	n.a.	– 1.4	– 0.4	> 100
Group EBITDA	**195.7**	**182.7**	**7**	**379.3**	**274.7**	**38**

WACKER SILICONES

€ million	Q2 2006	Q2 2005	Change in %	6M 2006	6M 2005	Change in %
Sales						
External sales	316.6	285.4	11	628.7	543.1	16
Internal sales	10.7	9.8	9	21.6	18.6	16
Total sales	**327.3**	**295.2**	**11**	**650.3**	**561.7**	**16**
EBIT	**45.7**	**33.3**	**37**	**89.9**	**56.7**	**59**
EBIT margin	14.0 %	11.3 %	24	13.8 %	10.1 %	37
Depreciation	21.3	25.4	- 16	41.9	47.6	- 12
EBITDA	**67.0**	**58.7**	**14**	**131.8**	**104.3**	**26**
EBITDA margin	20.5 %	19.9 %	3	20.3 %	18.6 %	9
Capital expenditures	27.2	27.5	- 1	50.3	40.8	23
	Jun. 30, 2006	**Mar. 31, 2006**		**Jun. 30, 2006**	**Dec. 31, 2005**	
Number of employees	3,702	3,672	1	3,702	3,596	3

WACKER SILICONES generated total sales of €327.3 million in Q2 2006, a year-on-year rise of 11 percent (Q2 2005: €295.2 million), largely stemming from substantial sales volume growth.
The effects of price increases and exchange rate fluctuations on sales were negligible. Compared to the prior year the division improved sales in all regions. The strongest growth stemmed from European markets (excluding Germany) and Asia.

The division's earnings also grew at a double-digit rate driven by capacity expansions, improved utilization rates, positive product mix effects, and strong growth in silicone elastomers, silanes, and resins. These gains more than offset energy and raw material price increases. EBITDA reached €67.0 million, a rise of 14 percent (Q2 2005: €58.7 million). EBIT substantially increased by around 37 percent, reaching €45.7 million (Q2 2005: €33.3 million).

WACKER SILICONES' capital expenditures from April to June 2006 amounted to €27.2 million (Q2 2005: €27.5 million) – a year-on-year and project-related drop of one percent. The division's strategic growth projects continued to make good progress in the period under review. This included the ongoing development of the Nünchritz site and construction of production facilities for downstream silicones at the Zhangjiagang site in China. Elastomers originating from Zhangjiagang production facilities began shipping to customers in April. Further facilities are being built for production of such products as pyrogenic silica and room-temperature-curing silicone rubber grades.

The division had 3,702 employees on June 30, 2006 (March 31, 2006: 3,672).

WACKER POLYMERS

€ million	Q2 2006	Q2 2005	Change in %	6M 2006	6M 2005	Change in %
Sales						
External sales	145.0	130.1	11	263.7	229.7	15
Internal sales	2.4	0.1	>100	5.1	0.3	>100
Total sales	**147.4**	**130.2**	**13**	**268.8**	**230.0**	**17**
EBIT	**24.8**	**27.1**	**-8**	**44.0**	**39.3**	**12**
EBIT margin	16.8 %	20.8 %	- 19	16.4 %	17.1 %	- 4
Depreciation	4.6	4.8	- 4	9.1	10.2	- 11
EBITDA	**29.4**	**31.9**	**-8**	**53.1**	**49.5**	**7**
EBITDA margin	19.9 %	24.5 %	- 19	19.8 %	21.5 %	- 8
Capital expenditures	3.8	3.2	19	7.0	6.3	11
	Jun. 30, 2006	**Mar. 31, 2006**		**Jun. 30, 2006**	**Dec. 31, 2005**	
Number of employees	1,048	1,035	1	1,048	1,000	5

WACKER POLYMERS' second-quarter sales totaled €147.4 million, a year-on-year increase of 13 percent (Q2 2005: €130.2 million).
Growth was primarily driven by higher sales volumes, especially for dispersible polymer powders. Volume gains and product mix effects boosted sales by about 12 percent. Price increases and currency shifts only had a minor impact on sales in Q2. All regions except Germany saw year-on-year sales gains. Asia, eastern Europe, and the Middle East experienced the highest percentage growth.

WACKER POLYMERS posted an EBITDA of €29.4 million – 8 percent below Q2 2005 (€31.9 million) due to much higher energy and raw material prices. To offset these cost increases, the division announced in early May that it would raise prices for dispersions and dispersible powders taking effect for uncontracted volumes in the second half of 2006, leveraging a tightening of the powder market. WACKER POLYMERS' Q2 EBIT totaled €24.8 million (Q2 2005: €27.1 million).

From April to June, the division's capital expenditures of €3.8 million (Q2 2005: €3.2 million) focused on debottlenecking opportunities. In mid-May, WACKER POLYMERS announced construction of an additional dispersible polymer powder production facility in Burghausen, Germany, to meet the growing global demand for high-quality polymer binders. Commissioning is set for 2007, with a planned annual capacity of 30,000 metric tons.

WACKER POLYMERS had 1,048 employees on June 30, 2006 (March 31, 2006: 1,035).

WACKER FINE CHEMICALS

€ million	Q2 2006	Q2 2005	Change in %	6M 2006	6M 2005	Change in %
Sales						
External sales	25.2	24.9	1	55.8	51.1	9
Internal sales	2.8	2.1	33	5.7	3.3	73
Total sales	**28.0**	**27.0**	**4**	**61.5**	**54.4**	**13**
EBIT	**-0.9**	**2.3**	**n.a.**	**3.1**	**5.2**	**-40**
EBIT margin	-3.2 %	8.5 %	n.a.	5.0 %	9.6 %	-47
Depreciation	4.0	1.8	>100	5.8	3.7	57
EBITDA	**3.1**	**4.1**	**-24**	**8.9**	**8.9**	**0**
EBITDA margin	11.1 %	15.2 %	-27	14.5 %	16.4 %	-12
Capital expenditures	2.0	1.4	43	2.0	7.4	-73
	Jun. 30, 2006	**Mar. 31, 2006**		**Jun. 30, 2006**	**Dec. 31, 2005**	
Number of employees	327	320	2	327	321	2

WACKER FINE CHEMICALS generated total sales of €28.0 million from April to June 2006 (Q2 2005: €27.0 million).
Organic intermediates performed particularly well. In addition, new customer projects for biotech-produced pharma proteins were acquired in Q2. In contrast, base silanes experienced a sales decline.

The division's second-quarter EBITDA was €3.1 million (Q2 2005: €4.1 million). Although bioengineered products posted profitability gains, the upturn did not fully offset increasing price pressure in the field of customer syntheses. EBIT totaled €-0.9 million (Q2 2005: €2.3 million) due to special depreciation for production facilities. With consolidation accelerating across customer syntheses markets, the division has decided to combine the Exclusive Synthesis business team with its organic fine chemicals business at year end.

The division made no major investments in the period under review.

WACKER FINE CHEMICALS had 327 employees on June 30, 2006 (March 31, 2006: 320).

WACKER POLYSILICON

€ million	Q2 2006	Q2 2005	Change in %	6M 2006	6M 2005	Change in %
Sales						
External sales	31.5	29.1	8	71.5	73.1	-2
Internal sales	46.4	39.4	18	91.9	75.1	22
Total sales	**77.9**	**68.5**	**14**	**163.4**	**148.2**	**10**
EBIT	**16.4**	**14.9**	**10**	**41.0**	**33.9**	**21**
EBIT margin	21.1 %	21.8 %	– 3	25.1 %	22.9 %	10
Depreciation	6.6	6.3	5	12.9	12.6	2
EBITDA	**23.0**	**21.2**	**8**	**53.9**	**46.5**	**16**
EBITDA margin	29.5 %	30.9 %	– 5	33.0 %	31.4 %	5
Capital expenditures	32.7	15.0	> 100	55.6	20.6	> 100
	Jun. 30, 2006	**Mar. 31, 2006**		**Jun. 30, 2006**	**Dec. 31, 2005**	
Number of employees	868	858	1	868	832	4

In Q2 2006, WACKER POLYSILICON posted total sales of €77.9 million (Q2 2005: €68.5 million).
Sales grew 14 percent despite continuing capacity-related constraints. The upturn benefited from price increases and process yield improvements. Compared to Q1 2006, rising polysilicon sales did compensate for road salt's seasonal volume decline, resulting in a quarter-over-quarter drop in sales (Q1 2006: €85.5 million).

Earnings at WACKER POLYSILICON grew, too, though not quite as strongly as sales. This was partly due to higher costs for the start-up of new silane production facilities and for planning costs related to new polysilicon capacity expansions. The division's second-quarter EBITDA reached €23.0 million, up eight percent (Q2 2005: €21.2 million). EBIT grew to € 16.4 million, up 10 percent (Q2 2005: € 14.9 million).

Capital expenditures more than doubled to €32.7 million (Q2 2005: € 15.0 million) for the strategic expansion of production capacities for hyperpure polycrystalline silicon. An additional 1,000 metric tons in existing units are scheduled to become available by the end of 2006. Nominal capacity is expected to reach 6,500 metric tons annually as a result. According to current plans, expansion work on a solar-grade silicon plant should boost total nominal capacity by another 3,500 metric tons of polysilicon annually from the start of 2008. Burghausen has also just been named as the site for a further polysilicon project which announced in June. This is scheduled to add a further 4,500 metric tons to nominal capacity, pushing the annual total to 14,500 metric tons by the end of 2009.

WACKER POLYSILICON had 868 employees on June 30, 2006 (March 31, 2006: 858).

SILTRONIC

€ million	Q2 2006	Q2 2005	Change in %	6M 2006	6M 2005	Change in %
Sales						
External sales	298.7	213.1	40	583.5	381.3	53
Internal sales	1.6	2.7	- 41	3.2	7.2	- 56
Total sales	**300.3**	**215.8**	**39**	**586.7**	**388.5**	**51**
EBIT	**37.6**	**- 13.9**	**n.a.**	**70.9**	**- 49.4**	**n.a.**
EBIT margin	12.5 %	- 6.4 %	n.a.	12.1 %	- 12.7 %	n.a.
Depreciation	35.4	47.1	- 25	71.4	84.4	- 15
EBITDA	**73.0**	**33.2**	**>100**	**142.3**	**35.0**	**>100**
EBITDA margin	24.3 %	15.4 %	58	24.3 %	9.0 %	>100
Capital expenditures	21.4	19.6	9	40.3	44.0	- 8
	Jun. 30, 2006	**Mar. 31, 2006**		**Jun. 30, 2006**	**Mar. 31, 2005**	
Number of employees	5,565	5,602	- 1	5,565	5,631	- 1

The upturn at Siltronic since 2005 and Q1 2006 continued unabated in the quarter under review.
Total Q2 2006 sales increased to €300.3 million (Q2 2005: €215.8 million), a rise of 39 percent. 300mm wafer sales were up significantly, growing almost three times faster than sales of smaller diameter wafers. Key growth drivers were sales-volume gains and product mix enhancements. The impact of pricing and exchange rate shifts virtually balanced each other out. From April to June 2006, Asia (including Japan) once again accounted for over half of total sales. The region "Europe/other countries" showed the strongest quarterly growth.

Siltronic posted further earnings gains in the quarter under review. Year-on-year, EBITDA climbed to €73.0 million (Q2 2005: €33.2 million). EBIT rose to €37.6 million (Q2 2005: €-13.9 million). Q2 2005's EBITDA contained positive special items due to the reversal of €12.1 million in provisions relating to restructuring expenses. Adjusted for these effects, the increase was even more pronounced. The EBITDA margin of 24 percent in Q2 was the same as in Q1. Price increases were offset by exchange rate shifts.

These figures underscore the long-term success of initiatives aimed at productivity and cost improvements. Substantial volume gains resulted in higher capacity utilization. Another key factor in achieving earnings growth was the Freiberg site's expansion of 300mm production to its final capacity of 150,000 wafers per month. Siltronic's Freiberg and Burghausen sites have announced plans to further expand 300mm wafer capacity – by a total of 110,000 wafers a month. The necessary construction measures are already underway.

In the period under review, the division's capital expenditures amounted to €21.4 million, nine percent higher than a year earlier (€19.6 million). Following the period under review, Siltronic signed a joint venture agreement with Samsung Electronics to set up a joint 300mm production facility in Singapore. Construction of the new fab is due to start in August 2006, with production likely to commence mid-2008. By 2010, the joint venture should have a monthly wafer capacity of 300,000.

Siltronic had 5,565 employees on June 30, 2006 (March 31, 2006: 5,602).

CORPORATE FUNCTIONS/OTHER AND OUTLOOK

Corporate Functions/Other
Sales at Corporate Functions/Other totaled €52.7 million in Q2 (Q2 2005: €49.5 million) and EBITDA was €0.0 million (Q2 2005: €33.6 million). The quarter under review contains investment income of €7.5 million (Q2 2005: €5.0 million). The year-on-year comparison is distorted due to proceeds from past divestitures of €32.7 million in 2006.

Outlook
Business results in Q2 met our expectations. Improved visibility of Siltronic's second-half performance increased previous financial targets regarding the rest of the year. Based on the current trading conditions and expected strong sales volume gains for silicon wafers in the semiconductor sector (with higher average selling prices in the second half year), we expect to post higher full-year sales and earnings gains in 2006. We now anticipate exceeding our 2005 sales figure of €2.76 billion by about 20 percent. EBITDA is expected between €730–750 million. This would be some 30 percent above the adjusted prior-year EBITDA of €567 million. Previously, WACKER had forecast full-year 2006 sales growth of slightly over ten percent and EBITDA of €640–680 million.

The Executive Board
Munich, August 21, 2006

NOTES TO THE QUARTERLY FINANCIAL STATEMENTS PER JUNE 30, 2006

Accounting and Valuation Methods

The consolidated financial statements of Wacker Chemie AG have been prepared in accordance with the International Financial Reporting Standards (IFRS) valid in the European Union on June 30, 2006. Consolidated financial statements for 2005 were essentially based on the same standards.

IFRIC 7 ("Applying the Restatement Approach under IAS 21 Financial Reporting in Hyperinflationary Economies") published in the EU's official journal on May 9, 2006, and amendments to IAS 21 ("The Effects of Changes in Foreign Exchange Rates – Net Investment in a Foreign Operation") had no impact on Wacker Chemie AG's consolidated statements. Furthermore, IFRIC 7 is only bindingly applicable beginning January 1, 2007.

Exchange rates

The following exchange rates were used in the reporting period and in the previous year's period to convert foreign currency positions, as well as for the accounts of Group companies with the U.S. dollar as a functional currency:

Exchange rates (1 EUR)	Jun. 30, 2006[1]	Jun. 30, 2005[1]	Q2 2006[2]	Q2 2005[2]
US dollar	1.25	1.21	1.26	1.29

1 Due date rate. 2 Average rate.

Initial Public Offering

Wacker Chemie AG's shares were first traded on the German stockmarket on April 10, 2006. In the IPO, Wacker Chemie AG sold part of its treasury shares:

The IPO resulted in a gross cash inflow of € 427.9 million. Adjusted for Wacker Chemie AG's IPO-related non-income-affecting costs of € 13.3 million and non-income-affecting tax burden (per IFRS) of € 5.9 million, the sale resulted in an equity capital increase of € 408.7 million. A further part of the emission costs, totaling € 1.7 million, had an effect on results.

In a letter from April 12, 2006, the Blue Elephant Holding GmbH notified Wacker Chemie AG that its voting rights share had dropped below 25 percent and now equals 10.86 percent. The company is a related party as defined in IAS 24. The IPO resulted in a claim of € 9.8 million – posted under "Other assets" – which is due to Blue Elephant Holding GmbH's share of all related costs.

Events After the Reporting Date

On July 19, 2006, Siltronic signed an agreement with Samsung Electronics Co. Ltd. to establish a joint venture. Siltronic AG will have a 50 percent stake in the new Singapore-based joint venture Siltronic Samsung Wafer Pte. Ltd.

Number of treasury shares	Quantity	Book value (in € million)
Prior to the IPO	7,823,000	142.6
Sold (including over-allotment)	5,348,383	97.5
Post IPO	2,474,617	45.1

CORPORATE GOVERNANCE, UPCOMING DATES AND INVESTOR RELATIONS

Corporate Governance
The first declaration of conformity for the current year will be submitted by the end of the current fiscal year. It will be publicly posted on Wacker Chemie AG's website (www.wacker.com).

Upcoming Dates
The Q3 report is scheduled for publication on November 10, 2006.

Investor Relations
Joerg Hoffmann
Phone: +49-89-62 79 – 16 33
Fax: +49-89-62 79 – 29 33
joerg.hoffmann@wacker.com

Forward-looking statements
This article contains forward-looking statements for the future based on assumptions and estimates of WACKER's Executive Board. Although we assume the expectations in these forward-looking statements are realistic, we cannot guarantee they will prove to be correct. The assumptions may harbor risks and uncertainties that may cause the actual figures to differ considerably from the forward-looking statements. Factors that may cause such discrepancies include, among other things, changes in the economic and business environment, variations in exchange and interest rates, the introduction of competing products, lack of acceptance for new products or services, and changes in corporate strategy. WACKER does not plan to update the forward-looking statements, nor does it assume the obligation to do so.



WACKER

Wacker Chemie AG
Hanns-Seidel-Platz 4
81737 Munich, Germany
Phone: +49-89-62 79 – 0
Fax: +49-89-62 79 – 1770
info@wacker.com

www.wacker.com



WACKER

WACKER CHEMIE AG –
2nd Quarter 2006 Update – Call Note
Progress on Strategic Projects

Dr. Peter-Alexander Wacker (CEO), Dr. Joachim Rauhut (CFO)

DISCLAIMER

The information contained in this presentation is for background purposes only and is subject to amendment, revision and updating. Certain statements contained in this presentation may be statements of future expectations and other forward-looking statements that are based on management's current views and assumptions and involve known and unknown risks and uncertainties. In addition to statements which are forward-looking by reason of context, including without limitation, statements referring to risk limitations, operational profitability, financial strength, performance targets, profitable growth opportunities, and risk adequate pricing, as well as the words "may, will, should, expects, plans, intends, anticipates, believes, estimates, predicts, or continue", "potential, future, or further", and similar expressions identify forward-looking statements. By their nature, forward-looking statements involve a number of risks, uncertainties and assumptions which could cause actual results or events to differ materially from those expressed or implied by the forward-looking statements. These include, among other factors, changing business or other market conditions and the prospects for growth anticipated by the Company's management. These and other factors could adversely affect the outcome and financial effects of the plans and events described herein. Statements contained in this presentation regarding past trends or activities should not be taken as a representation that such trends or activities will continue in the future. The Company does not undertake any obligation to update or revise any statements contained in this presentation, whether as a result of new information, future events or otherwise. In particular, you should not place undue reliance on forward-looking statements, which speak only as of the date of this presentation.

DELIVERING ON GROWTH AND MARGINS:
2nd QUARTER 2006 HIGHLIGHTS

WACKER

(€m)	Q2 2006	Change vs. Q2 2005
Sales	830.4	Up 128.9
EBITDA	195.7	Up 13.0
EBIT	111.8	Up 24.8
Net Profit	66.5	Up 35.6
Net Profit per share in €	1.35	Up 0.76
EBITDA margin (unadjusted)	*23.6%*	*Down 2.4%*
EBIT margin	*13.5%*	*Up 1.1%*

IMPROVEMENT YEAR ON YEAR
Q2 2006 OVER Q2 2005

- Strong sales growth in all segments compared to previous year
- EBITDA margin, adjusted for special items, increased by 4% to 23.6% yoy
- Improved outlook for 2006 at Siltronic
- Yield and average sales price improvements at Polysilicon
- Favorable product mix and volume driven growth in Chemicals
- Progress on roadmap for growth

ROADMAP FOR GROWTH

JV Silicone Complex Zhangjiagang



- Government approval for Siloxane plant received
- Fumed silica plant already under construction
- Capex ~ €250m (06-09)

Business License received

Burghausen: Polysilicon additions



- Ongoing expansion of existing site by 3,500 kt (end of 07) and 4,500 kt (end of 09)
- Capex ~ €500m (06-09)

Expanding to 14,500t

Burghausen/Zhangjiagang: Powder Dryers



- Capacity increase 60 kt
- New dryers Burghausen and China
- Capex ~ €55m (06-09)

30Kt dryer announced

Singapore: 300 mm Wafers



- High volume Fab (200 to 300 kWafer/m)
- Construction already started
- Capex as financial investment (€150m in 06-08)

Joint Venture signed

WACKER

Q2 CHEMICAL BUSINESSES: CAPACITY AND MIX CONTINUE TO DRIVE RESULTS



Q2 Sales (€m)
2005
2006
+ 11%
452
503
+ 11%
295
327
+ 13%
130
147
+ 4%
27
28
Total
SILICONES
POLYMERS
FINE CHEM.



Q2 EBITDA (€m)
2005
2006
+ 4%
95
99
21%
20%
+ 14%
59
67
20%
21%
- 8%
32
29
25%
20%
- 24%
4
3
Total
SILICONES
POLYMERS
FINE CHEM.
15% 11%

Q2/2006 YoY

- New capacities drove elastomers, resins and silanes (SILICONES) and dispersible polymer powders (POLYMERS)
- Highest growth rates in Asia, Eastern Europe and Middle East
- Improved product mix towards higher value added products
- Improved capacity utilizations
- Raw material and energy cost increases

WACKER

Q2 POLYSILICON: YIELD IMPROVEMENTS VERSUS RAMP-UP COSTS


Sales (€m)
2005
2006
+ 14%
69
78
Q2


EBITDA (€m)
2005
2006
+ 8%
21
23
31%
30%
Q2

Q2/2006 YoY

- Capacity constraints limit sales volumes
- Price increases and yield improvements
- Ramp-up costs and planning expenses for new capacities weigh on margins

WACKER

Q2 SILTRONIC: HIGH UTILIZATION AND ONGOING STRONG DEMAND

Q2 Sales (€m)


300
+ 39%
216
2005
2006
Q2

Q2 EBITDA (€m)


2005
2006
73
33
15%
24%
Q2

Q2/2006 YoY

- EBITDA up from € 20.1 million, adjusting for special items in 2005
- Over half of sales generated in Asia
- Overall market share 15%*
- High utilization in all diameters
- Price increases in Q2 up to mid single digits versus Q1

WACKER

*Source: SEMI SMG, Q1-2006

REGIONAL FOCUS:
STRONGEST GROWTH IN ASIA

	Americas (20%)	Europe (50%)	Asia* (30%)
Major Sites	Adrian, MI Portland, OR	Burghausen Freiberg Nünchritz	Zhangjiagang, China Singapore Hikari, Japan Akeno, Japan Calcutta, India





Sales by Region (€ m)



+ 12%
148
166
2005 Q2
2006 Q2



+ 10%
376
413
224
249
152
164
Europe w/o Germany
Germany
2005 Q2
2006 Q2



+ 41%
179*
252*
2005 Q2
2006 Q2

WACKER

*including Other Regions

STRONG BALANCE SHEET: IPO PROCEEDS RAISE EQUITY RATIO TO 46%



WACKER Group
Structure of Balance Sheet (%)
Total €3.1bn
Total €3.1bn
Current Assets
36%
Fixed Assets
64%
25%
Accruals + Liabilities
12%
Pension Accruals
18%
Financial Debt
46%
Equity
June 30, 2006

Characteristics

- Fixed assets: €1,971 m
  - Insignificant goodwill
- Pension accruals: € 359m
- Net debt: € 514m
  - *Cash Inflows from IPO used to pay off debt*
- Equity: € 1,409m

WACKER

GUIDANCE:
EBITDA INCREASES MORE THAN SALES

		FY 2005	Q2 Guidance Update
Chemicals	Sales	€ 1,704m	*Up 12% to € 1,900m*
	EBITDA margin	*19%*	*About 18%*
Polysilicon	Sales	€ 288m	*Up 10% to € 320m*
	EBITDA margin	*31%*	*Mid-thirties*
Siltronic	Sales	€ 925m	*Up 35% to € 1,250m*
	EBITDA margin	*18%*	*About 26%*
Group Total	Sales	€ 2,756m	*Up 20% to € ~3,300m*
	EBITDA	*€ 567m (adjusted)**	*Up 30% / € 730 to 750m***

WACKER

*Adjusted for € 44.8m special items in 2005 on EBITDA
** Based on USD-to Euro rate of 1.28

GUIDANCE: MODELING HINTS

	FY 2005	Q2 Guidance Update
Depreciation and Amortization	€ 347.6	About € 340m
Financial result (incl. Limited Partnership Interests)	€ – 53.9m	About € – 48m
Cash Tax Rate (excl. Deferred Taxes)	50%	About 30%
Net Cash Flow	€ 158.7m	About € 100m
Net Financial Debt (at Year End)	€ 911.5m	Less than € 500m

WACKER

ISSUER, CONTACT AND ADDITIONAL INFORMATION

Issuer and contact:

Wacker Chemie AG
Hanns-Seidel-Platz 4
D-81737 Munich

Investor Relations
Mr. Joerg Hoffmann

Tel. +49 89 6279 1633
Fax +49 89 6279 2933

joerg.hoffmann@wacker.com
www.wacker.com

Additional information:

ISIN: DE000WCH8881

WKN: WCH888

Deutsche Börse: WCH

Ticker Bloomberg: CHM/WCK.GR

Ticker Reuters: CHE/WCHG.DE

Listing: Frankfurt Stock Exchange
Prime Standard

DEUTSCHE BÖRSE PRIME STANDARD

MDAX

WACKER

WACKER

Wacker Chemie AG

Conference Call on the 2nd Quarter 2006

Final, 21.08.2006

Dr Wacker, CEO

Dr Rauhut, CFO

Hoffmann, IR

WACKER

Hoffmann

Ladies and Gentlemen, Welcome to the second-quarter 2006 conference call on Wacker Chemie AG. My name is Joerg Hoffmann, Head of Investor Relations. It's a pleasure to have with me today Dr Peter Wacker, our CEO and Dr Joachim Rauhut, our CFO. Both will comment today on our recent results and will be available for questions afterwards.

As a reminder, let me state that during this call we may make forward-looking statements for the future based on current assumptions and estimates of WACKER's Executive Board. Although we assume the expectations in these forward looking statements are realistic, we cannot guarantee that they will prove to be correct.

These assumptions may harbor risks and uncertainties that may cause the actual figures to differ considerably from the forward-looking statements. WACKER does not plan to update those risk factors or the forward-looking statements made during this call, nor does it assume any obligation to do so.

We have provided a number of materials on our website today, including our quarterly report in English and German, the press release, an excel file detailing our quarterly data and a short presentation on Q2 to accompany this call. Please look at our website at WWW.WACKER.COM under Investor Relations.

With this let me hand over the call to Dr Wacker.

Dr Wacker

Thank you Joerg, and I would like to welcome you all to our call. As we have been emphasizing since before our IPO, our primary objectives are to grow WACKER with high margins. At this point, we're about 18 weeks out from our IPO, and I can report on good progress on all of our strategic projects. Let's review our status on these one by one:

In Silicones, after some delay, we have been granted the business license for the Zhangjiagang joint venture with Dow Corning in China, and now we can begin the next steps in the engineering and construction of the upstream units. The project itself is taking somewhat longer than we previously anticipated. As of today, we are looking forward to have the upstream siloxane part of the complex at the site in operation by the end of the decade.

Silica, which is a material needed for our downstream activities, is still expected to start production as originally planned. Our downstream conversion and compounding capacities are partially in place and are going strong.

In our Polymers segment, the announcement of a 30 thousand ton powder dryer in Burghausen underlines our extremely strong position as the world leader in this growing business. We are also talking with Air Products concerning their divestiture plans involving their polymer activities. We are supportive of their efforts and our business interests in the joint ventures are contractually secured. If their divestiture results in a new partner for WACKER, this could potentially create additional opportunities for us in the business. And we will evaluate this later.

We are restructuring some of our Fine Chemicals activities that were underperforming mainly due to competition from China and India. We are focusing our efforts. Although will may be an annual reduction in sales of about 20 million euros in the next years, we expect our 2007 EBITDA margins to recover to the level of 2005.

In Polysilicon, you know that we are currently working on three projects in parallel. In the first project, we are adding 1,000 tons in existing facilities by the end of this year. Secondly, we are adding 3,500 tons in a new facility by the end of 2007. Third, we are adding another 4,500 tons in a new plant by the end of 2009. In total all these three projects add 9,000 tons of polysilicon to our existing capacity. This effectively triples our capacity by the end of 2009.

You will find us delivering on these expansions rapidly, giving us an edge in supplying a market that is in great need of additional material. In summary, our customers are looking for a reliable high-quality long term source of supply, and in turn, they are sharing in the capital cost of our new facilities.

Most of the latest expansion of 4,500 tons is scheduled to support the solar sector. We are looking to lock up about 60% of the volume with prepaid contracts with a time frame of around four years. The pricing for this expansion stage is clearly on a higher level than a year ago, when we started contracting for our 3,500 ton expansion.

Concerning the poly market, let me say that selling prices, especially to the solar sector, are very strong. We expect demand for polysilicon to grow by 20% annually over the next three to five years.

While we are working on our expansion projects, others have also announced plans. However, we don't think that the market will swing into a more balanced situation before 2010. But we have two moving targets here -- for one, growth in solar could turn out to be stronger than currently forecasted, and secondly, several polysilicon expansions are expected to come from new entrants into the market -- that may mean we will see in the market some uncertainty concerning timing and quality. We cannot speak for our competitors, but you can be assured that WACKER, with nearly fifty years of experience, will deliver the quantities we have announced when we say we will and at the quality level our customers require.

There have been some questions whether WACKER intends to enter into downstream partnerships with the solar industry. In the next years we will see consolidation in the solar industry. Today, it is not yet entirely clear to us where in the value chain over the long run most of the profitability will fall -- is it going to be closer to our material or closer to the end customer? We are constantly studying the value chain and are looking at a number of proposals, but in many cases possible partners are mainly seeking a long-term poly supply. WACKER is prepared to participate in other segments of the business, and, providing such a participation achieves our profitability thresholds without dilution, we are able to move quickly.

Our wafer business, Siltronic, announced the signing of a joint venture with Samsung for a 300mm fab in Singapore. Details have been published on our website. We are proud to be teaming up with one of the technology leaders in this area. The fab will be initially brought on stream at the end of 2008 reaching design capacity of 300 kilowafers per month by the end of 2010.

You may ask if we are considering additional wafer joint ventures like the one with Samsung. Let me answer, that was a unique opportunity, and as of today we are not considering any other similar projects.

So, overall, you can see that we are delivering on our promises. Our strategic projects are under way, and we'll keep you updated on these in due course. Joachim will now comment on our results and the business environment.

Dr Rauhut

Thank you Peter,

You have seen the trading update that we published on August first. We hope that you found it useful and extensive.

Now, I would like to review our second-quarter performance first, then make some comments on current trading conditions, and finally go into a bit more detail on our guidance.

Looking at Q2, we can say that it came in just about as we expected. Group sales increased from 702 to 830 million euros, mainly driven by mix and volume improvements at Siltronic and Silicones.. Sales were up 18% year-on-year. Compared to Q1, sales rose by 4% with some help from a seasonally strong construction business in Polymers.

Adverse factors in the quarter were fewer working days and a stronger Euro.

Group EBITDA was up 7% year-on-year to 196 million euros in the quarter. Last year's Q2 saw two special items in EBITDA that contributed 45 million euros, 12 million of this related to Siltronic and the remainder fell into the other segment. All special items for 2005 were communicated previously, and a split on our quarters is available in an excel file on our website. Adjusting for these non-operational items, our performance in the quarter was some 42 percent better than last year. And, our EBITDA margin reached 23.6% in Q2 and was 0.6% over the margin we achieved in Q1.

Let's look into the performance of our segments following the order of our report:

Sales in SILICONES went up 11% to 327 million euros over last year's Q2, but remained at the same level of our strong Q1. The EBITDA margin in our Silicones business benefited from an ongoing trend in product mix to higher value added products. The 20% EBITDA margin stayed at the same level as in Q1 and last year's Q2 despite strong increases in raw material and energy costs. Over the last 12 months, the price of platinum increased by 32%, and the methanol price went up 15%. We are combating these adverse influences primarily with volume growth and a better refined product mix. Capacity utilization in our Silicones division is high. The global market for silicones is balanced, and the overall price trend for 2006 is flat. Our 35,000 ton expansion in Nünchritz is progressing as planned. In total we should have a capacity of about 200 thousand tons of siloxane from two plants available by the

end of December.

Operational leverage of the new capacity is being secured by swap arrangements.

In our POLYMERS segment, mix and volume effects lifted sales by 13% to 147 million euros over Q2 2005, and the growth over Q1 was 22%. These comparisons show the strong growth trend in the business as well as the seasonal effect of the construction industry in the second quarter. This segment has been hit the hardest by the ongoing increase in ethylene pricing, where we have seen costs rise by 15% in the past twelve months. We have announced price increases in this segment that will partially offset those strong cost increases. Since we primarily price for value and not based on raw material content, we usually suffer margin compression when raw materials spike until we catch up again with better pricing, improve-

ments in product mix and productivity gains.

The market for powders is very strong based on high demand for tile adhesives and exterior insulation finishes.

At FINE CHEMICALS sales were up 4% over last year, but down 16% from Q1. Q1 in this segment was very strong, driven by seasonal business relating to agricultural product campaigns. Ethylene cost increases also hit the segment in similar ways as the POLYMERS segment. Combined with a negative product mix effect, this lead to a reduction of EBITDA from 4.1 to 3.1 million euros year on year. EBIT was actually negative after an impairment of 2.3 million euros relating to the restructuring Peter spoke about.

WACKER

In our sold-out POLYSILICON business, Q2 sales of 78 million euros were up 14% against last year primarily due to price increases and also somewhat to yield improvements. Sales were down compared to Q1, as the winter contribution of road salt sales dropped in early summer. At the same time, costs associated with the engineering and ramp-up of our polysilicon expansions reduced the EBITDA margin in the segment to 30% from 34% in Q1. These costs were fully anticipated, and with rising selling prices primarily to Siltronic, we expect to reach our guidance of an EBITDA margin in the mid thirties for the full year. All our units are working at or above capacity.

WACKER

The strong second-quarter performance of Siltronic shows that our improvement efforts are gaining traction. This is clear in comparison to Q2 of last year, where sales increased by 39% to 300 million euros and our EBITDA margin improved sharply from 15.4% to 24.3%. Adjusting for the previously mentioned 12 million euros of positive special items last year, the improvement is even more impressive -- EBITDA rose on an adjusted basis more than threefold. Compared to the first quarter of this year, most of the increase in sales came through volume improvements. As expected, we were able to increase selling prices up to mid single digits as compared to the first quarter. However, the effect on sales of this improvement was offset by a stronger Euro. We are running at very high capacity utilizations in all diameters. Demand for 200mm is especially strong.

In addition, we have begun selling crystals and other material to the solar industry at a run rate of about 80 million euros per year. This is a significant increase compared to the previous year.

Finally, a word on our balance sheet. You will see that the IPO had a remarkable effect on our company as our equity ratio shot up to 46% due to the inflow of capital from the sale of treasury shares. All the detail is in the quarterly report. An equity ratio of above 40% is in line with our leverage targets.

Now let's move on to current trading conditions.

Our chemicals businesses are quite solid currently, we agree with the positive outlooks others have voiced for these markets for 2006. Despite some weakening of the US economy, our growth rates are stable.

As we noted earlier, markets for polysilicon are very strong, and we do not see a balanced supply before the end of the decade.

For Siltronic, we have seen some analysts and industry sources expressing concern that downstream inventories are rising, particularly in the PC-related businesses. We agree with industry studies that indicate this, but these studies also show that inventories, in terms of sales days, are fairly flat. From our customer reservations through the 4th quarter we have - despite some changes in customer allocation - not seen a reduction in demand so far.

Now, let's touch on our guidance. I don't want to repeat in detail the trading update we put out on August first. You will find a summary table in the presentation we put out for this call. In that release we forecasted an EBITDA for 2006 between 730 and 750 million euros based on a US-dollar to Euro exchange rate of about 1.27. Please remember that our sales and earnings are fairly sensitive to the US dollar. A one-cent change in the exchange rate has an annualized impact on sales of 13 million euros and on EBIT of about six million euros unhedged. Again, detail on our currency exposure is available on the web. Our forecasts for 50 million euros higher raw material and energy costs compared to 2005 stay in place and are baked into our guidance update. Some detail on these costs is also on the web.

WACKER

What has changed since our last quarterly conference call? Well, the second quarter came in just about as we had expected. Looking forward, our visibility in Siltronic is about one and a half quarters, so we tend to be quite cautious with statements that go much beyond this time frame. What we did not see in Q1 was how strong the volume and pricing environments are turning out for the second half of the year at Siltronic. In this currently strong environment we also accelerated the ramp-up of our 300mm fab at Freiberg. These factors, somewhat offset by the higher poly costs, lead us to expect an EBITDA margin of about 26% for the full year at Siltronic.

WACKER

We also expect a somewhat improved performance in Chemicals, particularly in Silicones, due to volumes and mix compared to our previous guidance. In addition we are expecting slightly higher volumes in POLYSILICON as we have been successful in further increasing yield rates.

Subtracting our first-half year performance from our full year guidance you will see that we expect Siltronic to drive improvements, and you'll calculate a lower return from our chemicals businesses. Why is this? The Chemicals business is to a degree seasonal with typically its lowest sales figures in Q4 and lower margins as maintenance expenses peak in this quarter.

WACKER

Let me add to our guidance a bit of detail for the model builders. We expect full-year 2006 depreciation and amortization of about 340 million euros following our capital investment program. And, we expect our interest and other financial result to approximate 20 million euros in the second half. This reflects the impact of the cash inflow from the IPO.

Given the improved outlook for Siltronic with their tax loss carryforwards, we estimate that the cash tax rate for 2006 will decline from our previous guidance of about 35% to around 30%. In addition, we currently estimate that the fourth quarter will show higher levels of deferred tax assets following IFRS rules. This amount will depend on our budget for Siltronic for 2007. This reduced tax rate will contribute to an improvement in earnings per share.

WACKER

Despite our heavy investment program, we anticipate net cash flow of about 100 million euros in 2006 resulting in net financial debt at the end of the year of less than 500 million euros. These figures may change depending on the timing of pre-payments for our latest polysilicon expansion.

WACKER

Dr Wacker:

Thank you, Joachim.

Let me add something here. Mainly because our visibility is especially limited in the important Siltronic segment, we hesitate at this point to give an outlook for 2007. Prospects for Siltronic depend on demand in key end markets and possible inventory moves. In Chemicals, at this early stage, and providing the world economy is still strong, we expect another growth year. For the whole group, as we move forward in the year 2006, we will have a clearer view on 2007, which we will share with you on our next call.

And now we would like to answer your questions.



WACKER

REPORT ON THE 3RD QUARTER 2006

JULY – SEPTEMBER 2006

CREATING TOMORROW'S SOLUTIONS

WACKER AT A GLANCE

€ million	Q3 2006	Q3 2005	Change in %	9M 2006	9M 2005	Change in %
Sales	857.3	714.8	20	2,486.2	2,024.5	23
EBITDA[1]	217.9	181.7	20	597.2	456.4	31
EBITDA margin[2]	25.4 %	25.4 %	0	24.0 %	22.5 %	7
EBIT[3]	139.5	96.9	44	357.0	193.1	85
EBIT margin[2]	16.3 %	13.6 %	20	14.4 %	9.5 %	51
Financial result	- 7.4	- 15.4	- 52	- 36.3	- 45.8	- 21
Income before taxes	132.1	81.5	62	320.7	147.3	> 100
Net income	95.1	54.8	74	227.8	65.4	> 100
Earnings per share in €	1.91	1.12	72	4.77	1.28	> 100
Investment in intangibles and property, plant, and equipment	103.2	64.3	60	274.3	197.2	39
Net cash flow	134.8	105.4	28	172.5	35.3	> 100

€ million	Sep. 30, 2006	Sep. 30, 2005	Dec. 31, 2005
Equity	1,503.0	850.2	934.4
Financial liabilities	437.0	1,047.7	946.2
Provisions for pensions	362.6	350.0	352.1
Net financial debt	382.4	1,021.7	911.5
Total assets	3,110.4	2,916.1	2,922.9
Employees (number at end of period)	14,654	14,433	14,434

1 EBITDA is EBIT before depreciation and amortization.
2 Margins are calculated based on sales.
3 EBIT is the result from continuing operations for the period before interest and other financial results, limited partnership interests, and income taxes.

REPORT ON THE 3RD QUARTER 2006

- Q3 Group sales jump 20% to €857.3 million
- EBITDA climbs 20% to €217.9 million, EBITDA margin at 25%
- Earnings per share rise to €1.91
- 2006 sales and earnings forecast confirmed

Dear Shareholders,

In Q3 2006, the upward trend continued in the world's major economies. Chemical and semiconductor markets were both robust, and Wacker Chemie AG again posted substantial year-on-year sales and earnings growth. Benefiting from sales volume gains and price increases, the Group more than offset markedly higher raw material and energy costs, as well as the negative exchange rate effects of a weaker US dollar.

Economic Growth Continues

The global economy and WACKER's main markets experienced further growth from July to September 2006 compared to the previous quarter. The latest OECD[1] interim report estimates that GDP growth in the G7 economies was up 0.7% in Q3 2006. Germany's IFO-Institute[2] forecasts a 0.7% rise for eurozone GDP during the same period. According to the VCI (German chemical industry association)[3], the country's chemical sector sales grew 3.0% in Q3 2006. The SEMI Silicon Manufacturers Group (SMG) reports that silicon wafer volumes were up 5.5% in terms of surface area sold.

Year-on-Year Sales Rise 20%

With the positive economic trend continuing into Q3, WACKER generated sales of €857.3 million from July to September 2006, a rise of 20% (Q3 2005: €714.8 million). Here, strong volume gains and product mix effects accounted for 18%. The benefit of price increases (+5%) was partly offset by exchange rate movements (–3%) caused by the US dollar's marked year-on-year weakness. In the first nine months of 2006, the Group generated €2.49 billion in sales (2005: €2.02 billion), a 23% increase.

The main growth driver was the semiconductor business. Siltronic's July–September sales rose 30% year-on-year to €330.7 million (Q3 2005: €254.7 million). WACKER SILICONES and WACKER POLYMERS posted year-on-year sales gains of 13% and 17%, respectively. WACKER FINE CHEMICALS achieved sales of €26.3 million, matching the prior-year level. WACKER POLYSILICON increased its sales by 19%.

Regionally, growth was particularly strong in Asia. In the "Asia/Other Countries" region, sales rose 43% year-on-year to €279.8 million (Q3 2005: €195.8 million). China again played a key role, with above-average growth of 53%. At €163.5 million, sales in the Americas reached the level of the prior-year period (Q3 2005: €162.7 million), despite the US dollar's weakness compared to a year ago. In European markets (excluding Germany), WACKER posted sales of €240.7 million for Q3 2006 (Q3 2005: €215.3 million), a year-on-year increase of over 12%. In Germany, the Group reported sales of €173.3 million for July to September, up 23% (Q3 2005: €141.0 million).

Group Earnings Up 20%
In Q3 2006, Group EBITDA climbed 20% to €217.9 million (Q3 2005: €181.7 million), reflecting an EBITDA margin of 25%. Third-quarter EBIT surged 44%, reaching €139.5 million (Q3 2005: €96.9 million). In the first nine months of 2006, EBITDA rose 31% to €597.2 million (2005: €456.4 million). Adjusted for special items of €47 million, mainly from Q2 2005, EBITDA growth was even higher at 46%.

Semiconductor business remained vibrant, again contributing strongly to the rise in consolidated earnings.
In Q3, Siltronic generated an EBITDA of €98.2 million (Q3 2005: €55.6 million), up 77% despite rising raw material costs and negative exchange rate effects due to the weaker US dollar. In Q3, WACKER's chemical divisions did not quite reach their prior-year earnings levels because of the sharp rise in raw material and energy costs. WACKER POLYSILICON, however, posted substantial earnings gains, mainly driven by price increases. Its Q3 EBITDA amounted to €32.2 million (Q3 2005: €21.7 million), a year-on-year increase of 48%.

Net Cash Flow High
In Q3 2006, net cash flow rose 28% to €134.8 million (Q3 2005: €105.4 million) due to the strength of cash inflow from operating activities. Contributory factors included prepayments received for polysilicon deliveries scheduled from facilities under construction. In sum, cash flow from investing activities was more than offset, even though spending increased in the period under review.

Capital Expenditures Significantly Higher
From July to September 2006, investments in intangibles and property, plant, and equipment amounted to €103.2 million, 60% higher than the prior-year period (Q3 2005: €64.3 million). The rise was largely due to ongoing investments in strategic growth projects. During Q3 2006, WACKER proceeded on schedule with expansion of polycrystalline silicon capacity at its production site in Burghausen (Germany). WACKER also increased 300-mm silicon wafer capacity at Freiberg (Germany) and Burghausen, and expanded its silicone facilities in Nünchritz (Germany) and Zhangjiagang (China).

Investment in "Ethylen-Pipeline Süd" (EPS)
WACKER joins in the projected "Ethylen-Pipeline Süd" with a 10% share, reflecting a financial investment of about €11 million. Construction of the pipeline will begin next year, and initial operation is scheduled for Q3 2008.

Employee Numbers Rose Slightly
On September 30, 2006, WACKER had 14,654 employees worldwide (June 30, 2006: 14,555), again a slight increase due mainly to strategic projects to expand polysilicon production capacity as well as operations in China.

Joint Ventures with Air Products
WACKER's joint-venture partner Air Products Chemicals Inc. has given notification of its withdrawal from the joint ventures (Air Products Polymers and Wacker Polymer Systems) in March 2006 and has since begun the divestiture process. WACKER does not expect any business impact due to the contractual situation.

Earnings per Share €1.91 in Q3
At €95.1 million, year-on-year Group net income rose 74% in Q3 2006 (Q3 2005: €54.8 million), resulting in earnings per share of €1.91 (2005: €1.12). The increase for the first nine months was even greater, with Group net profit reaching €227.8 million for the January–September period (Q3 2005: €65.4 million).

1 What is the economic outlook for OECD countries? An interim assessment. Paris, September 05, 2006.
2 Euro-zone economic outlook. Munich/Paris/Rome, October 11, 2006.
3 Bericht zur wirtschaftlichen Lage der deutschen chemischen Industrie im 3. Quartal 2006. Frankfurt, November 03, 2006.

CONSOLIDATED INCOME STATEMENT

€ million	Q3 2006	Q3 2005	Change in %	9M 2006	9M 2005	Change in %
Sales	**857.3**	**714.8**	**20**	**2,486.2**	**2,024.5**	**23**
Costs of goods sold	– 606.1	– 525.5	15	– 1,774.3	– 1,535.1	16
Gross profit from sales	**251.2**	**189.3**	**33**	**711.9**	**489.4**	**45**
Selling expenses	– 55.1	– 52.5	5	– 165.5	– 166.6	– 1
Research and development expenses	– 35.9	– 36.1	– 1	– 109.4	– 117.0	– 6
General administration expenses	– 22.0	– 20.6	7	– 67.2	– 65.1	3
Other operating income	18.2	36.6	– 50	54.6	138.3	– 61
Other operating expenses	– 13.2	– 20.0	– 34	– 72.7	– 94.7	– 23
Operating result	**143.2**	**96.7**	**48**	**351.7**	**184.3**	**91**
Equity result	– 3.7	0.2	n.m.	– 2.3	0.5	n.m.
Other investment result	0.0	0.0	n.m.	7.6	8.3	– 8
EBIT	**139.5**	**96.9**	**44**	**357.0**	**193.1**	**85**
Interest result	– 3.4	– 9.0	– 62	– 22.1	– 28.9	– 24
Other financial result	0.3	– 2.4	n.m.	– 3.4	– 7.5	– 55
Limited partnership interests	– 4.3	– 4.0	8	– 10.8	– 9.4	15
Income before taxes	**132.1**	**81.5**	**62**	**320.7**	**147.3**	**>100**
Income tax	– 36.7	– 26.5	38	– 92.3	– 81.4	13
Net income	**95.4**	**55.0**	**73**	**228.4**	**65.9**	**>100**
Minority interests	– 0.3	– 0.2	50	– 0.6	– 0.5	20
Group net income	**95.1**	**54.8**	**74**	**227.8**	**65.4**	**>100**

Earnings per share in €	Q3 2006	Q3 2005	Change in %	9M 2006	9M 2005	Change in %
Earnings per share	1.91	1.12	72	4.77	1.28	>100
Average number of shares outstanding (weighted)	49,677,983	49,110,322	1	47,716,909	51,138,507	– 7

Reconciliation to EBITDA in € million	Q3 2006	Q3 2005	Change in %	9M 2006	9M 2005	Change in %
EBIT	139.5	96.9	44	357.0	193.1	85
Depreciation/amortization	78.4	84.8	– 8	240.2	263.3	– 9
EBITDA	**217.9**	**181.7**	**20**	**597.2**	**456.4**	**31**

In Q3 2006, year-on-year gross profit rose significantly from €189.3 million to €251.2 million – a 33% gain. At €857.3 million, sales for the quarter established a record for 2006, with the trend much more balanced than in the prior-year period. Last year, Q3 sales were 6% above the first three quarters' average, whereas this year they are only 3% above this year's average.

Selling, research and development, and general administration expenses were kept in check during Q3 – as was the case in preceding quarters, too.

"Other operating income" remained at about the prior quarter's level, though it halved compared to the prior-year figure. Larger capital gains contributed toward last year's significantly higher "other operating income."

"Other operating expenses" in Q3 2006 fell markedly compared to the previous quarter. Contributing factors were lower currency losses and the impact of asset impairments in Q2 2006.

Start-up costs from the WACKER/Dow Corning joint venture were accounted for at equity and impacted the at-equity result.

Q3's interest result clearly shows the reduction in financial liabilities. Year-on-year, interest payments dropped by €5.6 million to €–3.4 million.

The Group's tax rate was 28% in Q3 and 29% in the first nine months of this year, both rates being influenced by deferred taxes. Without these effects, the tax rate would have been 29% for the quarter and 31% for the first nine months, respectively. The prior-year's Q3 tax rate amounted to 33%. The figure for the first nine months of 2005 is atypical due to two effects: Positive earnings from some of the affiliated corporations resulted in net tax payments, whereas higher losses at other affiliates, particularly Siltronic, could not be offset by deferred tax assets.

CONSOLIDATED BALANCE SHEET

Assets in € million	Sep. 30, 2006	Sep. 30, 2005	Change in %	Dec. 31, 2005	Change in %
Intangible assets, property, plant, and equipment	1,880.2	1,863.0	1	1,875.2	0
Investments in associates	15.3	12.1	26	14.0	9
Financial assets	66.0	64.8	2	64.8	2
Other assets	13.8	0.0	n.m.	1.7	>100
Deferred taxes	26.5	6.1	>100	20.4	30
Long-term assets	**2,001.8**	**1,946.0**	**3**	**1,976.1**	**1**
Inventories	386.6	370.1	4	382.0	1
Trade receivables	509.7	442.3	15	420.2	21
Other assets	157.7	131.7	20	109.9	43
Cash and cash equivalents	54.6	26.0	>100	34.7	57
Current assets	**1,108.6**	**970.1**	**14**	**946.8**	**17**
Total assets	**3,110.4**	**2,916.1**	**7**	**2,922.9**	**6**

Liabilities in € million	Sep. 30, 2006	Sep. 30, 2005	Change in %	Dec. 31, 2005	Change in %
Subscribed capital	260.8	260.8	0	260.8	0
Capital reserves	157.4	59.9	>100	59.9	>100
Treasury shares	-45.1	-142.6	-68	-142.6	-68
Other equity	1,113.6	668.1	67	753.0	48
Minority interests	16.3	4.0	>100	3.3	>100
Equity	**1,503.0**	**850.2**	**77**	**934.4**	**61**
Minority interests in limited partnership capital	28.8	27.4	5	29.6	-3
Provisions for pensions	362.6	350.0	4	352.1	3
Other provisions	198.4	224.4	-12	177.9	12
Deferred taxes	19.6	44.1	-56	17.3	13
Financial liabilities	377.8	874.0	-57	890.2	-58
Trade liabilities	1.7	4.6	-63	4.3	-60
Other liabilities	113.8	12.1	>100	19.2	>100
Long-term liabilities	**1,102.7**	**1,536.6**	**-28**	**1,490.6**	**-26**
Other provisions	50.8	47.3	7	69.5	-27
Financial liabilities	59.2	173.7	-66	56.0	6
Trade liabilities	206.4	141.4	46	216.4	-5
Other liabilities	188.3	166.9	13	156.0	21
Short-term liabilities	**504.7**	**529.3**	**-5**	**497.9**	**1**
Liabilities	**1,607.4**	**2,065.9**	**-22**	**1,988.5**	**-19**
Total liabilities and equity	**3,110.4**	**2,916.1**	**7**	**2,922.9**	**6**

Total assets rose almost €200 million due to several effects that partially offset each other. In terms of current assets, higher business volumes led to increased trade receivables – whereas the rise in inventories was less pronounced.

Long-term assets rose as a result of increased investments and higher deferred tax assets.

The IPO radically changed financing compared to the prior year. Equity rose more than €650 million to over €1.5 billion by the sale of treasury shares as part of the IPO, as well as the positive business development. As a result, the equity ratio climbed year-on-year from 29% to 48%, reflecting the Group's reduction of long and short-term financial liabilities by over €600 million compared to the prior-year period. Net financial liabilities declined by €639.3 million year-on-year and by €529.1 million compared to the beginning of the current fiscal year.

Liabilities from prepayments for the polysilicon capacity additions as well as trade liabilities – due to higher business volumes – rose significantly from Q3 2005 to Q3 2006. The year-on-year increase in liabilities from prepayments amounted to €122.9 million. In Q3 2006 alone, these liabilities grew by €36.7 million for the so-called "Poly 7" polysilicon capacity addition.

CONSOLIDATED STATEMENT OF CASH FLOWS

€ million	9M 2006	9M 2005	Change in %
Net income	228.4	65.9	>100
Depreciation/reversals of depreciation of fixed assets	240.2	263.3	-9
Changes in provisions and accruals	16.6	6.1	>100
Changes in deferred taxes	-7.1	2.4	n.m.
Changes in inventories	-12.3	-0.6	>100
Changes in trade receivables	-101.4	-110.3	-8
Changes in other receivables, other assets	-22.7	49.4	n.m.
Changes in liabilities	134.3	19.3	>100
Other non-cash expenses and income	16.6	-12.3	n.m.
Cash flow from operating activities (gross cash flow)	**492.6**	**283.2**	**74**
Investment in intangibles and property, plant, and equipment	-317.2	-257.2	23
Funds for loan to joint venture	-7.6	0.0	n.m.
Proceeds from disposal of intangibles and property, plant, and equipment	4.7	8.8	-47
Net cash effects from acquisitions/divestitures	0.0	0.5	-100
Cash flow from investing activities	**-320.1**	**-247.9**	**29**
Net cash flow	**172.5**	**35.3**	**>100**
Increase in partner's shares	12.6	0.3	>100
Dividends paid on prior year's result	-71.0	-0.2	>100
Purchase/sale of treasury shares	408.7	-142.6	n.m.
Redemption of limited partnership capital	-11.6	-10.2	14
Change in bank liabilities and other borrowings	-490.3	118.3	n.m.
Cash flow from financing activities	**-151.6**	**-34.4**	**>100**
Changes in cash flow due to exchange rate fluctuations and changes in the scope of consolidation	-1.0	0.4	n.m.
Change in cash and cash equivalents	**19.9**	**1.3**	**>100**
Cash at beginning of year	34.7	24.7	40
Cash at period end	54.6	26.0	>100

Cash flow from operating activities rose more than €200 million year-on-year, due to both the markedly higher 9-month result and cash inflows from the strong rise in liabilities relating to prepayments.

Contrary effects resulted from increased trade receivables and the somewhat lower rise in other assets on the closing day as compared to the beginning of the fiscal year.

Year-on-year investments rose by €60.0 million to €317.2 million, primarily involving capital expenditures for intangibles and property, plant, and equipment. The Group invested €6.2 million in financial assets. Moreover, funds were provided as a loan to the newly established joint venture with Samsung.

Year-on-year net cash flow rose markedly by €137.2 million.

Cash flow from financing activities was mostly affected via a further reduction in financial liabilities in Q3. Additional capital was contributed by minority shareholders to Wacker-Chemie Fumed Silica Holding and another joint venture, boosting cash flow by €12.6 million since the beginning of the fiscal year.

DEVELOPMENT OF CONSOLIDATED EQUITY

€ million	Subscribed capital	Capital reserves	Equity	Retained earnings/ Group net income	Translation adjustment	Other reserves	Minority interests	Total
Dec. 31, 2004, as previously reported	**260.8**	**202.5**	**0.0**	**504.4**	**- 65.6**	**7.1**	**2.9**	**912.1**
Effect of implementation of new accounting standards				- 1.3				- 1.3
Jan. 1, 2005	**260.8**	**202.5**	**0.0**	**503.1**	**- 65.6**	**7.1**	**2.9**	**910.8**
Result for the period				65.4			0.5	65.9
Derivatives						- 8.9		- 8.9
				65.4		**- 8.9**	**0.5**	**57.0**
Dividends paid							- 0.2	- 0.2
Increase in partner's shares							0.3	0.3
Purchase of treasury shares		- 142.6	- 142.6	142.6				- 142.6
Exchange rate differences					24.4		0.5	24.9
Sep. 30, 2005	**260.8**	**59.9**	**- 142.6**	**711.1**	**- 41.2**	**- 1.8**	**4.0**	**850.2**
Dec. 31, 2005, as previously reported	**260.8**	**59.9**	**- 142.6**	**791.2**	**- 35.1**	**- 1.3**	**3.3**	**936.2**
Effect of implementation of new accounting standards				- 1.8				- 1.8
Jan. 1, 2006	**260.8**	**59.9**	**- 142.6**	**789.4**	**- 35.1**	**- 1.3**	**3.3**	**934.4**
Result for the period				227.8			0.6	228.4
Derivatives						4.4		4.4
				227.8		**4.4**	**0.6**	**232.8**
Dividends paid				- 70.9			- 0.1	- 71.0
Increase in partner's shares							12.6	12.6
Sale of treasury shares		97.5	97.5	213.7				408.7
Exchange rate differences					- 14.4		- 0.1	- 14.5
Sep. 30, 2006	**260.8**	**157.4**	**- 45.1**	**1,160.0**	**- 49.5**	**3.1**	**16.3**	**1,503.0**

The amount of Wacker Chemie AG's treasury shares remained unchanged at 4.74%.

BUSINESS DIVISION RESULTS

Sales in € million	Q3 2006	Q3 2005	Change in %	9M 2006	9M 2005	Change in %
WACKER SILICONES	321.2	284.6	13	971.5	846.3	15
WACKER POLYMERS	152.8	130.7	17	421.6	360.7	17
WACKER FINE CHEMICALS	26.3	26.4	0	87.8	80.8	9
WACKER POLYSILICON	80.4	67.3	19	243.8	215.5	13
Siltronic	330.7	254.7	30	917.4	643.2	43
Corporate Functions/Other	49.7	32.7	52	154.7	125.1	24
Consolidation	– 103.8	– 81.6	27	– 310.6	– 247.1	26
Group sales	**857.3**	**714.8**	**20**	**2,486.2**	**2,024.5**	**23**

EBIT in € million	Q3 2006	Q3 2005	Change in %	9M 2006	9M 2005	Change in %
WACKER SILICONES	42.1	46.0	– 8	132.0	102.7	29
WACKER POLYMERS	26.7	31.0	– 14	70.7	70.3	1
WACKER FINE CHEMICALS	– 1.8	2.2	n.m.	1.3	7.4	– 82
WACKER POLYSILICON	24.4	15.4	58	65.4	49.3	33
Siltronic	63.1	16.3	> 100	134.0	– 33.1	n.m.
Corporate Functions/Other	– 15.5	– 14.0	11	– 45.5	– 3.5	> 100
Consolidation	0.5	0.0	n.m.	– 0.9	0.0	n.m.
Group EBIT	**139.5**	**96.9**	**44**	**357.0**	**193.1**	**85**

EBITDA in € million	Q3 2006	Q3 2005	Change in %	9M 2006	9M 2005	Change in %
WACKER SILICONES	63.2	68.4	– 8	195.0	172.7	13
WACKER POLYMERS	31.0	35.8	– 13	84.1	85.3	– 1
WACKER FINE CHEMICALS	– 0.2	4.0	n.m.	8.7	12.9	– 33
WACKER POLYSILICON	32.2	21.7	48	86.1	68.2	26
Siltronic	98.2	55.6	77	240.5	90.6	> 100
Corporate Functions/Other	– 7.0	– 3.5	100	– 16.3	27.4	n.m.
Consolidation	0.5	– 0.3	n.m.	– 0.9	– 0.7	29
Group EBITDA	**217.9**	**181.7**	**20**	**597.2**	**456.4**	**31**

WACKER SILICONES

€ million	Q3 2006	Q3 2005	Change in %	9M 2006	9M 2005	Change in %
Sales						
External sales	311.5	275.1	13	940.2	818.2	15
Internal sales	9.7	9.5	2	31.3	28.1	11
Total sales	**321.2**	**284.6**	**13**	**971.5**	**846.3**	**15**
EBIT	**42.1**	**46.0**	**-8**	**132.0**	**102.7**	**29**
EBIT margin	13.1 %	16.2 %	-19	13.6 %	12.1 %	12
Depreciation	21.1	22.4	-6	63.0	70.0	-10
EBITDA	**63.2**	**68.4**	**-8**	**195.0**	**172.7**	**13**
EBITDA margin	19.7 %	24.0 %	-18	20.1 %	20.4 %	-2
Capital expenditures	19.9	23.4	-15	70.2	64.2	9
	Sep. 30, 2006	**Jun. 30, 2006**		**Sep. 30, 2006**	**Dec. 31, 2005**	
Number of employees	3,736	3,702	1	3,736	3,596	4

Sales at WACKER SILICONES rose 13% to €321.2 million in Q3 2006 (Q3 2005: €284.6 million).
This growth was primarily driven by significantly higher sales volumes. All regions contributed toward sales growth – with Asia showing the strongest percentage gain.

EBITDA totaled €63.2 million from July to September 2006 (Q3 2005: €68.4 million) – around 8% below the prior-year period. Firstly, this was due to much higher raw material and energy costs as well as the initial operation of siloxane capacities in Nünchritz, Germany. Secondly, the effects of the weaker US dollar (compared to the prior-year period) also had an impact. Furthermore, non-recurring preliminary planning costs were incurred in the quarter under review for the new siloxane facility in Zhangjiagang, China.

From July to September 2006, WACKER SILICONES invested €19.9 million (Q3 2005: €23.4 million). For project-related reasons, this was 15% less than in Q3 2005. The division achieved a breakthrough in the expansion project at the Zhangjiagang site in China. In early August, the WACKER/Dow Corning joint venture received Chinese government approval to build a production facility for siloxane – the key precursor for manufacturing silicones. The groundbreaking ceremony took place on September 8. With a planned annual capacity of 200,000 metric tons siloxane, available by the end of the decade, the new facility will be the largest of its kind in China and one of the largest in the world. At the same time, plant construction for pyrogenic silica and downstream silicone products is progressing rapidly. In the quarter under review, work on completion of the monomer plant in Nünchritz, Germany, continued. The facility will come onstream in Q4 2006. This second expansion phase increased the company's siloxane capacity to a total of 200,000 metric tons annually.

The division had 3,736 employees on September 30, 2006 (June 30, 2006: 3,702).

WACKER POLYMERS

€ million	Q3 2006	Q3 2005	Change in %	9M 2006	9M 2005	Change in %
Sales						
External sales	150.0	130.5	15	413.7	360.2	15
Internal sales	2.8	0.2	> 100	7.9	0.5	> 100
Total sales	**152.8**	**130.7**	**17**	**421.6**	**360.7**	**17**
EBIT	**26.7**	**31.0**	**- 14**	**70.7**	**70.3**	**1**
EBIT margin	17.5 %	23.7 %	- 26	16.8 %	19.5 %	- 14
Depreciation	4.3	4.8	- 10	13.4	15.0	- 11
EBITDA	**31.0**	**35.8**	**- 13**	**84.1**	**85.3**	**- 1**
EBITDA margin	20.3 %	27.4 %	- 26	19.9 %	23.6 %	- 16
Capital expenditures	4.5	6.1	- 26	11.5	12.4	- 7
	Sep. 30, 2006	**Jun. 30, 2006**		**Sep. 30, 2006**	**Dec. 31, 2005**	
Number of employees	1,034	1,048	- 1	1,034	1,000	3

WACKER POLYMERS generated sales of €152.8 million from July to September 2006 (Q3 2005: €130.7 million), a 17% rise compared to the prior-year period.
Key drivers were significant volume gains and product mix effects, particularly for dispersible polymer powders. Production facilities were running at full capacity. Price increases did not yet make a major contribution in the quarter under review. All regions saw increased sales. Asia, the Middle East, and central and eastern Europe saw the strongest percentage growth.

As for earnings, WACKER POLYMERS generated EBITDA of €31.0 million in Q3 2006 (Q3 2005: €35.8 million). This 13%-decline was primarily due to strong rises in raw material costs, especially for ethylene, as well as rising energy costs. Price increases for quantities not under contract are counteracting this development, though the increases did not yet impact earnings in the quarter under review.

From July to September 2006, the division's investments totaled €4.5 million (Q3 2005: €6.1 million). These funds were primarily for selected debottlenecking measures to further increase production capacity.

WACKER POLYMERS had 1,034 employees on September 30, 2006 (June 30, 2006: 1,048).

WACKER FINE CHEMICALS

€ million	Q3 2006	Q3 2005	Change in %	9M 2006	9M 2005	Change in %
Sales						
External sales	23.3	24.6	- 5	79.1	75.7	4
Internal sales	3.0	1.8	67	8.7	5.1	71
Total sales	**26.3**	**26.4**	**0**	**87.8**	**80.8**	**9**
EBIT	**- 1.8**	**2.2**	**n.m.**	**1.3**	**7.4**	**- 82**
EBIT margin	- 6.8 %	8.3 %	n.m.	1.5 %	9.2 %	- 84
Depreciation	1.6	1.8	- 11	7.4	5.5	35
EBITDA	**- 0.2**	**4.0**	**n.m.**	**8.7**	**12.9**	**- 33**
EBITDA margin	- 0.8 %	15.2 %	n.m.	9.9 %	16.0 %	- 38
Capital expenditures	1.5	3.1	- 52	3.5	10.5	- 67
	Sep. 30, 2006	**Jun. 30, 2006**		**Sep. 30, 2006**	**Dec. 31, 2005**	
Number of employees	315	327	- 4	315	321	- 2

WACKER FINE CHEMICALS' sales from July to September 2006 reached €26.3 million, matching the prior-year level (Q3 2005: €26.4 million).
The division's biotech pharmaceutical proteins business performed well. On October 12 (after the current reporting period), the division announced an agreement with the Evolutec Group, a pharmaceutical company. Evolutec contracted Wacker Biotech GmbH to develop processes and produce a candidate active ingredient for clinical studies. Strong demand for cyclodextrines and cysteine continued in the period under review. However, custom synthesis posted a sales decline.

WACKER FINE CHEMICALS' Q3 EBITDA fell to €-0.2 million (Q3 2005: €4.0 million), due to increasing price pressure for custom synthesis and a related drop in inventory value. Also impacting results were higher raw material costs, which could not be fully offset by the good profitability of biotech products. The previously announced reorganization of the Exclusive Synthesis Business Team is intended to mitigate these effects.

The division made no major investments in the period under review.

WACKER FINE CHEMICALS had 315 employees on September 30, 2006 (June 30, 2005: 327).

WACKER POLYSILICON

€ million	Q3 2006	Q3 2005	Change in %	9M 2006	9M 2005	Change in %
Sales						
External sales	31.0	27.8	12	102.5	100.9	2
Internal sales	49.4	39.5	25	141.3	114.6	23
Total sales	**80.4**	**67.3**	**19**	**243.8**	**215.5**	**13**
EBIT	**24.4**	**15.4**	**58**	**65.4**	**49.3**	**33**
EBIT margin	30.3 %	22.9 %	33	26.8 %	22.9 %	17
Depreciation	7.8	6.3	24	20.7	18.9	10
EBITDA	**32.2**	**21.7**	**48**	**86.1**	**68.2**	**26**
EBITDA margin	40.0 %	32.2 %	24	35.3 %	31.6 %	12
Capital expenditures	44.4	14.5	>100	100.0	35.1	>100
	Sep. 30, 2006	**Jun. 30, 2006**		**Sep. 30, 2006**	**Dec. 31, 2005**	
Number of employees	872	868	0	872	832	5

With continued strong demand, WACKER POLYSILICON increased Q3 sales by 19% to €80.4 million (Q3 2005: €67.3 million).
Boosted average revenues and measures to enhance process yields greatly contributed to this rise.

Earnings grew even faster than sales. WACKER POLYSILICON's July to September EBITDA reached €32.2 million (Q3 2005: €21.7 million) – a year-on-year rise of 48%. In addition to volume gains, the division also benefited from price increases.

In Q3 2006, the division's investments rose to €44.4 million (Q3 2005: €14.5 million), a nearly three-fold increase compared to the prior-year period. The rise is due to the division's strategic expansion projects for production of polycrystalline hyperpure silicon. Accordingly, nominal capacity will increase in several stages, reaching 14,500 metric tons by late 2009 – thereby almost tripling. Polysilicon capacity expansion is progressing on schedule. For these expansions, customer contracts for several years covering more than 50% of the planned capacity were signed in Q3 and prepayments for deliveries were collected.

WACKER POLYSILICON had 872 employees on September 30, 2006 (June 30, 2006: 868).

SILTRONIC

€ million	Q3 2006	Q3 2005	Change in %	9M 2006	9M 2005	Change in %
Sales						
External sales	329.5	252.4	31	913.0	633.7	44
Internal sales	1.2	2.3	- 48	4.4	9.5	- 54
Total sales	**330.7**	**254.7**	**30**	**917.4**	**643.2**	**43**
EBIT	**63.1**	**16.3**	**>100**	**134.0**	**- 33.1**	**n.m.**
EBIT margin	19.1 %	6.4 %	>100	14.6 %	- 5.1 %	n.m.
Depreciation	35.1	39.3	- 11	106.5	123.7	- 14
EBITDA	**98.2**	**55.6**	**77**	**240.5**	**90.6**	**>100**
EBITDA margin	29.7 %	21.8 %	36	26.2 %	14.1 %	86
Capital expenditures	22.6	12.3	84	62.9	56.3	12
	Sep. 30, 2006	**Jun. 30, 2006**		**Sep. 30, 2006**	**Dec. 31, 2005**	
Number of employees	5,590	5,565	0	5,590	5,631	- 1

In Q3 2006, Siltronic once again generated year-on-year sales growth and even stronger earnings. Siltronic's July–September sales jumped 30% to €330.7 million (Q3 2005: €254.7 million) – a rise fueled by higher sales volumes, product mix shifts and increased average revenues. These more than compensated exchange rate effects from the weaker US dollar. All wafer diameters contributed to sales growth – with the 300-mm segment posting the largest gains. Asia (including Japan) showed the strongest rise from July to September – compared to both the preceding quarter and the prior-year period. The region once again generated over half of Siltronic sales.

Siltronic further strengthened its profitability in the period under review. Q3 EBITDA reached €98.2 million (Q3 2005: €55.6 million) – up 77%. EBIT grew from €46.8 million to €63.1 million year-on-year. The EBITDA margin of 30% is a significant profitability increase – compared to both the preceding quarter and the prior-year period. Higher average revenues and volume gains, alongside continued high capacity utilization and efficient cost control measures, were among the contributors to this positive development.

In the period under review, the division's investments rose to €22.6 million (Q3 2005: €12.3 million), a nearly two-fold increase. These funds were primarily allocated to the ongoing expansion of 300-mm wafer production facilities at the Burghausen and Freiberg sites. Following the conclusion of a joint venture agreement between Siltronic and Samsung on July 19, construction work has already commenced on the joint 300-mm production facility at the Singapore site. The cornerstone ceremony took place on October 10, after the current reporting period.

Siltronic had 5,590 employees on September 30, 2006 (June 30, 2006: 5,565).

CORPORATE FUNCTIONS/OTHER AND OUTLOOK

Corporate Functions/Other
Sales for Corporate Functions/Other were €49.7 million in the quarter under review (Q3 2005: €32.7 million). This 52% rise is primarily due to increased procurement of in-house corporate services and passing on of higher energy costs to Group affiliates. Q3 EBITDA amounted to €–7.0 million (Q3 2005: €–3.5 million).

Outlook
WACKER is expecting good business conditions to continue through the remainder of 2006. In Q4, the Group's chemical divisions will likely experience the normal seasonal slowdown, with higher methanol prices and maintenance activities also affecting results. For all of fiscal 2006, the Group expects to slightly beat its EBITDA target of €750 million and generate sales of €3.3 billion.

For 2007 WACKER is expecting further growth in sales and EBITDA.

The Executive Board
Munich, November 10, 2006

NOTES TO THE QUARTERLY FINANCIAL STATEMENT PER SEPTEMBER 30, 2006

Accounting and Valuation Methods
The consolidated financial statements of Wacker Chemie AG have been prepared in accordance with the International Financial Reporting Standards (IFRS) valid in the European Union on September 30, 2006. Consolidated financial statements for 2005 were essentially based on the same standards.

On September 8, 2006, the EU published IFRIC 8 "Scope of IFRS 2" and IFRIC 9 "Reassessment of Embedded Derivatives" in its official journal. The application of both interpretations is mandatory for fiscal years beginning on or after May 1, 2006. Neither of these interpretations is expected to impact Wacker Chemie AG's consolidated financial statements.

Exchange rates
The following exchange rates were used in the reporting period and in the previous year's period to convert foreign currency positions, as well as for the accounts of Group companies with the US dollar as a functional currency:

Exchange rates (1 EUR)	Sep. 30, 2006[1]	Sep. 30, 2005[1]	Q3 2006[2]	Q3 2005[2]
US dollar	1.27	1.21	1.27	1.22

1 Due date rate. 2 Average rate.

Other financial liabilities
Payments in the share capital amounting apprxm. €200 million arise from the newly signed joint ventures with Dow Corning Corp. and Samsung Electronics Co., Ltd.

CORPORATE GOVERNANCE, UPCOMING DATES AND INVESTOR RELATIONS

Corporate Governance
The first declaration of conformity for the current year will be submitted by the end of the current fiscal year. It will be publicly posted on Wacker Chemie AG's website (www.wacker.com).

Upcoming Dates
The 2006 annual report is scheduled for publication on March 22, 2007.

Investor Relations

Joerg Hoffmann
Phone +49-89-6279-1633
Fax +49-89-6279-2933
joerg.hoffmann@wacker.com

Dr. Thomas Kornek
Phone +49-89-6279-1560
Fax +49-89-6279-2662
thomas.kornek@wacker.com

Forward-looking statements

This report contains forward-looking statements for the future based on assumptions and estimates of WACKER's Executive Board. Although we assume the expectations in these forward-looking statements are realistic, we cannot guarantee they will prove to be correct. The assumptions may harbor risks and uncertainties that may cause the actual figures to differ considerably from the forward-looking statements. Factors that may cause such discrepancies include, among other things, changes in the economic and business environment, variations in exchange and interest rates, the introduction of competing products, lack of acceptance for new products or services, and changes in corporate strategy. WACKER does not plan to update the forward-looking statements, nor does it assume the obligation to do so.



WACKER

Wacker Chemie AG
Hanns-Seidel-Platz 4
81737 Munich, Germany
Phone +49-89-6279-0
Fax +49-89-6279-1770
info@wacker.com

www.wacker.com



WACKER

WACKER CHEMIE AG –
3rd Quarter 2006 – Call Note

Dr. Peter-Alexander Wacker (CEO), Dr. Joachim Rauhut (CFO)

DISCLAIMER

The information contained in this presentation is for background purposes only and is subject to amendment, revision and updating. Certain statements contained in this presentation may be statements of future expectations and other forward-looking statements that are based on management's current views and assumptions and involve known and unknown risks and uncertainties. In addition to statements which are forward-looking by reason of context, including without limitation, statements referring to risk limitations, operational profitability, financial strength, performance targets, profitable growth opportunities, and risk adequate pricing, as well as the words "may, will, should, expects, plans, intends, anticipates, believes, estimates, predicts, or continue", "potential, future, or further", and similar expressions identify forward-looking statements. By their nature, forward-looking statements involve a number of risks, uncertainties and assumptions which could cause actual results or events to differ materially from those expressed or implied by the forward-looking statements. These include, among other factors, changing business or other market conditions and the prospects for growth anticipated by the Company's management. These and other factors could adversely affect the outcome and financial effects of the plans and events described herein. Statements contained in this presentation regarding past trends or activities should not be taken as a representation that such trends or activities will continue in the future. The Company does not undertake any obligation to update or revise any statements contained in this presentation, whether as a result of new information, future events or otherwise. In particular, you should not place undue reliance on forward-looking statements, which speak only as of the date of this presentation.

WACKER

DELIVERING ON GROWTH AND MARGINS: 3rd QUARTER 2006 HIGHLIGHTS

WACKER

(€m)	Q3 2006	Change vs. Q3 2005
Sales	857,3	20%
EBITDA	217,9	20%
EBIT	139,5	44%
Net Profit	95,1	74%
Net Profit per share in €	1,91	72%
EBITDA margin (unadjusted)	*25.4%*	*0%*
EBIT margin	*16.3%*	*20%*

PROGRESS ON GROWTH PROJECTS

WACKER SILICONES


2006 03 22

New fumed silica plant in Zhangjiagang

- Joint Venture with Dow Corning (Fumed Silica 51%, Siloxane 25%)
- Plant construction for fumed silica is on track
- Groundbreaking ceremony for the new siloxane plant took place on September 8.

WACKER POLYSILICON



Polysilicon expansion in Burghausen

- Expanding to 14,500 tons
- Three projects in parallel
- All projects on track
- Collecting €200m from prepayment contracts in 2006

Siltronic



New 300 mm wafer fab in Singapore

- Partnering with Samsung for a 300 kw/m fab in Singapore
- Cornerstone ceremony took place on October 10
- Ongoing expansion of 300 mm wafer at Burghausen and Freiberg

WACKER

POLYSILICON DEMAND AND SUPPLY UNBALANCED

Global Polysilicon Supply and Demand (in tons)



100.000
80.000
60.000
40.000
20.000
0
2005
2006
2007
2008
2009
2010
Uncertain Capacities
Installed and announced capacities
available "Byproducts"
Combined Solar/Electronic Demand (Scenario 1)
Electronic Demand
Combined Solar/Electronic Demand (Scenario 2)

Sources: Electronic: Gartner 12/2005; Solar Scenario 1: Solar Annual 2006; Solar Scenario 2: EPIA Dec 2005; industry announcements, WACKER estimates

WACKER

Q3 CHEMICAL BUSINESSES: CAPACITY AND MIX CONTINUE TO DRIVE RESULTS

Q3 Sales (€m)



2005
2006
+ 13%
442
500
Total
+ 13%
285
321
SILICONES
+ 17%
131
153
POLYMERS
26
26
FINE CHEM.

Q3 EBITDA (€m)



2005
2006
- 13%
108
24%
19%
Total
- 8%
68
63
24%
20%
SILICONES
- 13%
36
31
27%
20%
POLYMERS
4
- 0
FINE CHEM.

Q3/2006 YoY

- Increases in raw materials
- Weak US-dollar
- SILICONES:
  - Volume and mix improvements
  - Costs for expansions
- POLYMERS:
  - New production records
  - Strong demand
- FINE CHEMICALS:
  - Reorganization progressing

WACKER

Q3 POLYSILICON:
STRONG QUARTER ON IMPROVING PRICING

Sales (€m)



2005
2006
+ 19%
80
67
Q3

EBITDA (€m)



2005
2006
+48%
32
22
32%
40%
Q3

Q3/2006 YoY

- Price increases and yield improvements
- Contracting for Poly 7: targets reached
- Expansion steps well under way

WACKER

Q3 SILTRONIC: POSITIVE PRICING AND VOLUME EFFECTS

Sales (€m)


2005
2006
331
+ 30%
255
Q3

EBITDA (€m)


2005
2006
98
+ 77%
56
22%
30%
Q3

Q3/2006 YoY

- Positive pricing dynamic continues
- Inventories on all-time low
- Increasing share of 300mm sales

WACKER

FY 2006 GUIDANCE:
IMPROVEMENTS IN SILTRONIC AND POLYSILICON

		FY 2005	Q3 Guidance Update
Chemicals	Sales	€ 1,704m	*Up 12% to € 1,900m*
	EBITDA margin	*19%*	*17 – 18%*
Polysilicon	Sales	€ 288m	*Up 10% to € 320m*
	EBITDA margin	*31%*	*Mid-thirties*
Siltronic	Sales	€ 925m	*Up 35% to € 1,250m*
	EBITDA margin	*18%*	*About 27%*
Group Total	Sales	€ 2,756m	*Up 20% to € ~3,300m*
	EBITDA	*€ 567m (adjusted)**	*Up 30% / over 750m***

WACKER

***Adjusted for € 47m special items in 2005 on EBITDA**
**** Based on USD-to Euro rate of 1.27**

GUIDANCE:
FY MODELING HINTS

	FY 2005	Q3 Guidance Update
Depreciation and Amortization	€ 347.6	About € 340m
Financial result (incl. Limited Partnership Interests)	€ – 53.9m	About € – 45m
Cash Tax Rate (excl. Deferred Taxes)	50%	Below 30%
Net Cash Flow	€ 158.7m	> € 250 m
Net Financial Debt (at Year End)	€ 911.5m	About € 300m
Prepayments for Polysilicon contracts	About € 20m	About € 200m

WACKER

REGIONAL FOCUS: STRONGEST GROWTH IN ASIA

	Americas (19%)	Europe (48%)	Asia (33%)
Major Sites	Adrian, MI Portland, OR	Burghausen Freiberg Nünchritz	Zhangjiagang, China Singapore Hikari, Japan Akeno, Japan Calcutta, India







Sales by Region (€ m)



0%
163
163
2005 Q3
2006 Q3



+ 16%
357
414
142
242
Europe w/o Germany
Germany
2005 Q3
2006 Q3



+ 46%
195*
280*
2005 Q3
2006 Q3

*including Other Regions

WACKER

STRONG BALANCE SHEET: NET CASH FLOW FOR 9M 2006 AT 173 MILLION €


WACKER Group
Structure of Balance Sheet (%)
Total €3.1bn
Total €3.1bn
Current Assets
36%
Fixed Assets
64%
26%
Accruals + Liabilities
12%
Pension Accruals
14%
Financial Debt
48%
Equity
September 30, 2006

Characteristics

- Fixed assets: €2.002 m
- Pension accruals: € 363m
- Net debt: € 382m (down 63% from 9M 2005)
- Prepayments received in Q3: € 37m
- Equity: € 1,503m (up 77% over 9M 2005)

ISSUER, CONTACT AND ADDITIONAL INFORMATION

Issuer and contact:

Wacker Chemie AG
Hanns-Seidel-Platz 4
D-81737 Munich

Investor Relations
Mr. Joerg Hoffmann

Tel. +49 89 6279 1633
Fax +49 89 6279 2933

joerg.hoffmann@wacker.com
www.wacker.com

Additional information:

ISIN: DE000WCH8881

WKN: WCH888

Deutsche Börse: WCH

Ticker Bloomberg: CHM/WCK.GR

Ticker Reuters: CHE/WCHG.DE

Listing: Frankfurt Stock Exchange
Prime Standard

DEUTSCHE BÖRSE PRIME STANDARD

MDAX

WACKER

Wacker Chemie AG

Conference Call

on the 3rd Quarter 2006

2006-11-10

Dr Wacker, CEO

Dr Rauhut, CFO

Hoffmann, IR

Hoffmann

Ladies and Gentlemen, welcome to the third-quarter 2006 conference call on Wacker Chemie AG. My name is Joerg Hoffmann, Head of Investor Relations. It's a pleasure to have with me today Dr Peter Wacker, our CEO and Dr Joachim Rauhut, our CFO. Both will comment today on our recent results and will be available for questions afterwards.

As a reminder, let me state that during this call we may make forward-looking statements for the future based on current assumptions and estimates of WACKER's Executive Board. Although we assume the expectations in these forward looking statements are realistic, we cannot guarantee that they will prove to be correct.

These assumptions may harbor risks and uncertainties that may cause the actual figures to differ considerably from the forward-looking statements. WACKER does not plan to update those risk factors or the forward-looking statements made during this call, nor does it assume any obligation to do so.

We have provided a number of materials on our website today, including our quarterly report in English and German, the press release, an excel file detailing our quarterly data and a short presentation on Q3 to accompany this call. Please look at our website at WWW.WACKER.COM under Investor Relations.

With this let me hand over the call to Dr. Wacker.

Dr Wacker

Thank you. I would like to welcome you all to today's call.

We are experiencing a record year for Wacker Chemie.

We have been talking about growth with high margins for a while, and we think that our results in Q3 show that we are delivering on our plans.

Sales in Q3 were up 20 percent over Q3 last year, reaching 857 million euros.

EBITDA went up 20 percent to reach 218 million euros.

Given that Q3 is typically a stronger quarter than Q4, we expect seasonal softness in Chemicals towards the end of the year, but in the other segments, we think that the positive trend will continue.

Considering the strong performance this quarter, we expect to achieve record full-year sales of 3.3 billion euros.

This is the highest sales number in Wacker's over-90-year history. On top of that, we expect to slightly beat our previous full-year EBITDA guidance of 730 to 750 million euros for 2006. This should also be a record number for Wacker Chemie. You have seen us now for the third quarter in a row delivering strong results.

This third quarter, we achieved two important milestones on our roadmap for growth:

- We had the groundbreaking for the Samsung joint venture in Singapore in early October, and construction there is under way.
- As we mentioned on our last call, we received the business license for the siloxane joint venture with Dow Corning in China, and construction of the new complex started in early September.

  This plant will give us access in Asia to world-scale

economics for our Silicones division by the end of the decade.

Recent changes in the competitive landscape, with Apollo buying the GE silicones joint ventures and with China National Bluestar acquiring Rhodia's business, serve to demonstrate the ongoing attractiveness of the global silicones market. We expect that the two new owners' concentration on silicones will improve market conditions and will help to further grow the global silicones market.

One question that we keep receiving is about our supply/ demand outlook for polysilicon. The slide presentation accompanying this call gives you our view on this important matter.

After a thorough assessment of all announcements, and based on capability reviews and a critical analysis of time-lines, we think that the supply picture we have presented is

pretty much up to date. To assess demand growth, we combined the Gartner semiconductor forecasts with two different scenarios on solar. We realize that significant gaps between supply and demand will eventually be reduced by market forces. But we believe that some of the recent speculation concerning looming over-capacity is unrealistic. We are predicting strong demand growth from the solar and semi markets continuing during the next two or three years at least, with supply catching up to growing demand in 2009 at the earliest. This rather conservative forecast however, does not even take into account the impact of quality and timing on the supply side.

Both of which are questionable with many of the new entrants trying to get a position in this technically demanding

industry. Polysilicon quality increasingly becomes a differentiator for the many players in the solar industry.

An important thing to note here is that many demand models neglect the elasticity of demand. Our customers have been telling us about solar opportunities that have not been fully exploited due to a lack of polysilicon, and we think that as soon as the supply situation eases, additional previously unsatisfied demand may kick in. Underscoring this view is our success in signing up additional customers for long-term supply agreements. As of today, we have signed a number of long-term contracts from 2010 onwards, with prepayments covering more than 50 percent of the capital needed to build the latest expansion stage.

Looking at our polysilicon contract portfolio for 2010, we have about 75 percent of volumes covered with long term contracts including internal supplies to Siltronic.

Our expansion projects announced earlier this year are on track, and we expect them to come on stream as scheduled – in time and quality.

This Monday, plans were announced for an ethylene pipeline to connect the region around Burghausen and our major ethylene supplier, OMV, to the ethylene grid connecting Rotterdam with Ludwigshafen. The EU and the state of Bavaria support the project. Wacker's share will be about 11 million euros.

This pipeline enables OMV to build up significant capacity in the region, securing our requirements for the Polymers business for the long term and providing us with room for further growth.

Now let me give some points on how we view the year 2007 today.

- In the past, our revenue growth in the chemical businesses was always above worldwide GDP. We expect this also for 2007.

- In Polysilicon, our growth next year should follow our capacity ramp-up, as the market continues to see strong demand.

- From today's perspective the general environment in semiconductors gives us indications for another good year in semiconductors. As you are aware, our visibility in Siltronic is about one quarter or so. Given the holiday season and the Chinese New Year, it is too early to give you more specifics on Q1.

We will update our guidance for 2007 as we progress through the year.

In summary, this means we believe that we will further grow sales and EBITDA in 2007.

With this, let me hand it over to Joachim for the details on the Q3 results.

Dr Rauhut

Thank you Peter,

I would like to review our third-quarter performance first, make some comments on current trading conditions, and finally go into a bit more detail on the rest of this year. Further, I will talk about our current view of our business environment in 2007.

- Q3 generally met, and in some cases exceeded, our expectations.
- Group sales were up 20 percent year over year reaching 857 million euros, with the strongest gain

coming from Siltronic with about a 30 percent increase and from Polysilicon with plus 20 percent.

- EBITDA for the group reached 218 million euros, up 20 percent over the prior year.
- If we look at the nine-month comparison, our results are even more convincing: sales up 23 percent and EBITDA up 31 percent. Correcting for the 47 million euros of positive special items we saw in 2005, the increase in EBITDA was roughly 45 percent, or about twice the increase in sales.

As we had expected, Q3 resembled Q2 in terms of sales with the exception of Siltronic, which was 10 percent over the preceding quarter. What changed in Q3 versus Q2, however, was our improved level of profitability. While our chemicals businesses essentially maintained their Q2 profitability level, our silicon segments achieved landmark

margins. Polysilicon's EBITDA margin went up to 40 percent, and Siltronic reached the 30 percent margin level we had been aiming for.

Overall, our EBITDA margin improved by 1 percent to 25 percent comparing the third quarter with the second quarter of 2006.

Let's go through the segments one by one:

- In Silicones, the year-on-year sales increase of 13 percent in Q3 to 321 million euros was mainly driven by volume and mix effects. At 63 million euros, EBITDA was 5 million euros below the prior-year quarter. Rising costs for raw materials and steam energy hit our results this quarter. In addition, results were burdened by one-time-costs associated with the Chinese Zhangjiagang joint venture and ramp-up

expenses relating to new siloxane capacity at our Nünchritz site.

Silicones continues its strategy of working on its product mix by favoring higher value added and higher growth products over basic products. Therefore, despite the one-time charge in Q3, we nearly kept our EBITDA margin of around 20 percent on the same level as in the previous quarter.

- At Polymers we saw a record Q3 driven by strong growth in dispersion powder base with capacity utilizations setting new production records. Sales in the segment came in at 153 million, 17 percent up from the prior year. While EBITDA in Polymers was lower than last year's Q3 due to ethylene, it stayed on the level of Q2. It is important to note that during last year spot ethylene prices according to ICIS had temporar-

ily dropped below 500 euros per ton, resulting in very high margins in Q3 2005.

Today, our ethylene cost is about 50 percent above the level of the third quarter of 2005. Our announced price increases will help to compensate for these effects in the coming quarters. We expect steady growth in this segment as market trends, such as increased use of tiles in home decoration and exterior insulation finishing systems, continue to drive demand for our products.

- Our Fine Chemicals business reported sales at about the level of the prior year. Disappointingly, the EBITDA contribution from this segment was zero. Inventory revaluation, in line with the exclusive synthesis reorganization we discussed last quarter, and higher ethylene costs accounted

for the decrease. While our biologics business is developing nicely, we are working to turn around the overall profitability of the segment by increasing the focus on fewer products and further leveraging assets such as our patent-protected cyclodextrin and cystein products.

Overall, for our chemical segments, we expect for the full year to come in with sales slightly higher than 1.9 billion euros and an EBITDA margin between 17 and 18 percent. The fourth quarter is seasonally the weakest quarter of the year, this means that the actual margin in the last quarter will be significantly below this year's average. Also our maintenance activities peak during this quarter. In addition, our Silicones business will see significantly higher methanol costs resulting from multiple force majeure situations in Q3. Please also remember in the year on year

comparison that in the final quarter of last year, the Silicones division benefited substantially from the receipt of insurance payments of about 20 million euros relating to the Nünchritz incident which was described in detail in our IPO prospectus.

In Polysilicon, we were successful in increasing sales in Q3 by 20 percent to 80 million euros through volume and price increases and yield improvements. EBITDA reached new heights at 32 million euros, representing a margin of 40 percent. For 2006, we expect Poly sales to grow around 10 percent over last year. Please note that in the fourth quarter the cost for gas for our cogeneration will unit increase significantly, which Polysilicon as the main user of electricity has to absorb. We confirm our guidance on a full-year EBITDA margin in the mid-thirties. The supply

and demand balance for polysilicon continues to be favorable, and so far we have been able to sign contracts with customers which have underwriten over 50 percent of the investment cost of our latest polysilicon addition. In the third quarter we received 37 million euros prepayments, and we expect additional cash inflow from prepayments of about 80 million euros in the fourth quarter. The contracts for our most recent expansion step basically follow the model of our previous prepayment contracts. We think that these contracts provide our customers access to high quality material and growth opportunities at a time when at least some capacity announcements in the market are coming under scrutiny.

We are currently expanding three units in parallel at our site in Burghausen, which is only possible due to the experienced engineering team at Wacker. Construction on

Poly 6 is progressing as expected, and site preparation for the Poly 7 plant has begun on a recently-acquired property. We are confident about our expansion schedule, and we expect to bring all of these units on stream on time and on spec.

- In our Siltronic business, we are keeping the momentum going. Sales were up 30 percent over last year's Q3 reaching 331 million euros. A better share of 300 mm and a continued upwards trend in pricing boosted EBITDA from 56 million to 98 million euros in Q3. 300mm is our fastest growing diameter. We continue to work hard to increase profitability, supported by improvements in yield.
- For the full year we expect sales slightly above 1.25 billion euros, with the fourth quarter exceeding the third quarter. This forecast takes into account comparable volumes in the fourth quarter and some positive price effects. With re-

gards to the fourth quarter, we are seeing some shift in allocations due to lower demand for communications and consumer applications from foundry customers.

In Siltronic we expect to retain about a 30 percent EBITDA margin in the fourth quarter, resulting in a full-year increase in margin to about 27 percent. This is higher than the previously indicated 26 percent.

Let me now summarize how we see the full year 2006 coming in.

- We are looking at sales growth of around 20 percent, amounting to total sales of about 3.3 billion euros.
- We feel comfortable guiding to an EBITDA number slightly above 750 million euros.

Going further down the P&L for 2006, we expect profit before taxes at a level of around 375 million euros, up 80

percent over last year. The strong results in Siltronic should allow us to utilize a substantial amount of our tax loss carry forwards, and as a result, our cash tax rate should stay at about 30 percent. We expect depreciation to come in at a level of about 340 million euros, slightly less than last year. For 2006, we expect to spend more than 500 million euros on capex on our roadmap for growth. This is roughly the 16 percent of group sales which some of you will remember from the IPO. This number includes a planned contribution for equity to our new Silicones and Siltronic joint ventures of around 70 million euros.

With the prepayments for polysilicon totaling nearly 200 million euros in 2006, we expect to generate a net cash flow of more than 250 million euros this year. After three

quarters of 2006, the net cash flow has already reached 173 million euros.

Looking out into 2007, I'd like to anticipate some of your possible questions on specific issues.

As Peter said, in general we continue to see a positive business climate next year and increasing sales. Sales in US$ will grow therefore the net currency exposure to the US Dollar will increase to almost 8 million euros for one cent of change in the US Dollar to euro ratio. Our upcoming investments in China and Singapore for Silicones and Siltronic will help to reduce such effects in the long run.

On the cost side in 2007 we see a substantial increase in costs for electricity at Burghausen since October 2006 which is being absorbed mainly by our Polysilicon unit. Given the tight supply demand situation in polysilicon and

our pricing, we are confident that we will compensate for these effects without margin-dilution next year.

In Silicones, increasing costs for silicon metal and methanol will affect 2007. Positive price and mix effects should counter raw material increases in the Chemical segments.

Overall, keeping other inflationary costs in mind, we are, as Peter said, confident about increasing our EBITDA in 2007, and I expect us to show again a very strong financial performance.

With this let me hand it back to Peter for some closing words.

Dr Wacker:

Thank you, Joachim.

So far, 2006 is turning out to be a record year for Wacker Chemie with the highest sales number and highest

earnings in Wacker's long history. Now, for 2007, you will ask me: can you do it again? The clear answer is: yes.

I am confident that we can increase this year's record results next year.

Why am I so confident? Let me give you a couple of data points that support my optimism:

1. In Silicones we are seeing new dynamics in the market with two new strong and focused players dedicated to silicones.
2. In Polymers we will recover margins helped by a market shortage with price increases.
3. In Polysilicon we continue to challenge our capacity limits and are working hard to get new volumes to our customers.

4. In Siltronic we are seeing our customers adding a total of 20 new 300mm fabs coming on line next year, significantly driving up demand.

With this, let's start answering your questions.

WACKER

Wacker Chemie AG
Hanns-Seidel-Platz 4
81737 München, Germany
www.wacker.com

PRESS RELEASE

Number 21

WACKER'S GROWTH CONTINUES IN Q1 2007

- Q1 GROUP SALES RISE 18 PERCENT TO €944 MILLION
- EBITDA JUMPS 45 PERCENT TO €266 MILLION, EBITDA MARGIN CLIMBS TO 28 PERCENT
- CUSTOMER PREPAYMENTS BOOST NET CASH FLOW TO €224 MILLION
- Q1 EARNINGS PER SHARE REACH €2.30
- STRONG RESULTS FOR 2007 EXPECTED

Munich, May 8, 2007 – Wacker Chemie AG remained on course for growth in Q1 2007. With the positive economic trend set to continue, the Munich-based chemical company has substantially expanded its manufacturing output and sales volumes. Q1 Group sales accordingly rose 18 percent to €943.7 million (Q1 2006: €798.5 million). Driven by operational strength across all five divisions, WACKER has again seen its year-on-year earnings growth greatly outstrip sales gains. From January to March 2007, the Group generated Earnings before Interest, Tax, Depreciations and Amortization (EBITDA) of €265.5 million (€183.6m) – up 45 percent against the prior-year period. This yielded an EBITDA margin of 28.1 percent (23 percent). Semiconductor segment strength was a major factor in this earnings increase. Siltronic improved its year-on-year EBITDA by €61.1 million, nearly doubling earnings. WACKER POLYMERS profited from strong construction-industry demand thanks to the recent mild winter. Its EBITDA rose 44 percent against Q1 2006. WACKER POLYSILICON, too, posted a higher EBITDA – up 8 percent, mainly due to higher

WACKER

volumes and prices. Sales of hyperpure polycrystalline silicon grew 35 percent. The Group's Q1 2007 Earnings before Interest and Tax (EBIT) surged to €187.9 million (€105.7m), with year-on-year net income for the period climbing 73 percent to €114.5 million (€66.2m). As a result, Q1 earnings per share are €2.30 (€1.49). WACKER expects its sales and earnings performance to remain positive during the rest of 2007. Based on current exchange rates, the Group estimates its sales growth in fiscal 2007 to exceed 10 percent, with a higher EBITDA margin than last year.

"Our sales and earnings growth is mainly driven by strong volume gains and a positive pricing environment for many of our key products," CEO Peter-Alexander Wacker said. "Our high capacity utilization reflects continued firmness in customer demand. Capacity expansions resulting from our strategic investment projects are supporting WACKER's further growth."

With Q1 sales of €291.7 million (€217.8m) and a 34 percent growth rate, Asia is the largest regional contributor to WACKER Group sales. China has again been particularly dynamic. In the Americas, WACKER logged Q1 sales of €176.5 million (€173.9m), a gain of 1 percent amid dollar weakness and the generally more hesitant U.S. economy. Europe (excluding Germany) produced consolidated sales of €265.8 million (€232.5m), a year-on-year rise of 14 percent. Central and Eastern Europe experienced well-above-average growth. WACKER's Q1 sales in Germany grew 18 percent, climbing from the prior-year figure of €152.7 million to €180.2 million. In the rest of the world, the Group registered January to March revenues of €29.5 million (€21.6m) – a year-on-year increase of 37 percent. Mideast sales growth was especially strong.

In Q1 2007, the Group's net cash flow hit a new record: €224.2 million against the prior-year figure of €22.7 million. This is a gain of over

€200 million compared to Q1 2006. The main impulses fueling this strong performance were the success of WACKER's business operations as well as €104.8 million in customer prepayments for future polysilicon deliveries.

From January to March 2007, investments in intangible assets, property, plant, equipment, and financial assets amounted to €91.0 million (€76.3m). WACKER's Q1 investment activities focused on several major projects: Production capacity for hyperpure polycrystalline silicon is being boosted at the Group's Burghausen (Germany) site. Expansion work continues at the silicone production site in Zhangjiagang (China). In Singapore, construction of a new 300 mm wafer fab – a joint venture between Siltronic and its customer Samsung Electronics – has made substantial progress, too. And a new dispersible polymer powder production plant, scheduled to come on stream this year, is currently being built in Burghausen.

On March 31, 2007, WACKER had 14,788 employees worldwide, a slight rise compared to the preceding quarter (Dec. 31, 2006: 14,668).

Business Divisions

In Q1 2007, **WACKER SILICONES** boosted its total sales by 8 percent to €348 million (€323m). This growth was largely due to volume gains, especially at the new siloxane production facility in Nünchritz (Germany), which went on stream in late 2006. WACKER SILICONES posted a Q1 EBITDA of €64.3 million, essentially on par with the prior-year figure of €64.8 million. Positive volume effects were offset by the significantly higher cost of raw materials, such as methanol and silicon, and the impact of the weakened U.S. dollar.

WACKER

Business at **WACKER POLYMERS** progressed extremely well during the first quarter of 2007. Demand for dispersible polymer powders remained very high, due to the continuing construction-sector upswing and not least because of an unusually mild winter. Altogether, WACKER POLYMERS generated total sales of €148.7 million (€121.4m) – a 22 percent gain against the prior-year figure. Although higher raw-material costs and exchange-rate effects weighed on business results, this was successfully offset by volume gains and higher prices that took effect since the beginning of 2007. WACKER POLYMERS boosted EBITDA by 44 percent to €34.2 million (€23.7m).

Q1 sales at **WACKER FINE CHEMICALS** climbed 4 percent, rising from the prior year's €33.5 million to €35.0 million. In the period under review, EBITDA was €3.6 million (€5.8m) – down 38 percent on the prior-year figure. Dollar weakness, increasing cost pressure by Asian competitors and a less favorable product mix in the organic fine chemicals segment all left their mark. To counter this situation, WACKER FINE CHEMICALS is increasingly focusing its portfolio and accordingly consolidating custom-synthesis activities. In contrast, the division's biotech products continued to perform well.

Business at **WACKER POLYSILICON** remains very robust, with sales of hyperpure polycrystalline silicon growing 35 percent. The increase was mainly due to higher prices as well as volume gains enabled by productivity improvements and the "Poly 4" polysilicon production plant (commissioned in late 2006 with an annual capacity of 1,000 metric tons). Polysilicon production is running at full capacity. Dampened by low sales of road salt, total divisional sales rose 8 percent to €92.2 million (€85.5m). WACKER POLYSILICON's Q1 EBITDA was €33.5 million (€30.9m) – an 8 percent gain compared

WACKER

with the prior-year figure. Price increases were countered by rising energy costs.

Once again in Q1, **Siltronic** considerably boosted sales, which totaled €377.3 million (€286.4m) – up 32 percent against the prior-year period. Siltronic's Q1 EBITDA shot up 88 percent to €130.4 million (€69.3m). This yielded an EBITDA margin of 34.6 percent, fueled mainly by productivity gains, an enhanced product mix focused on the 300 mm wafer segment, and especially price effects.

Outlook

In view of the global economy's upbeat perspectives and WACKER's own appraisal of demand trends, the Group expects sales and earnings performance to remain positive during the rest of 2007. WACKER's current efforts to expand production capacities are positioning the Group well to meet increasing demand for its products – especially at WACKER SILICONES, WACKER POLYMERS, WACKER POLYSILICON and Siltronic. Based on current exchange rates, the Group expects its full-year sales growth to exceed 10 percent, with a higher EBITDA margin than last year.

WACKER

Information for editorial offices: ***The full Q1 2007 report can be downloaded from WACKER's website (www.wacker.com) under Investor Relations.***

Key Group Figures

€ million	Q1 2007	Q1 2006	% change
Sales	943.7	798.5	18
EBITDA[1]	265.5	183.6	45
EBITDA margin[2]	28.1%	23.0%	22
EBIT[3]	187.9	105.7	78
EBIT margin[2]	19.9%	13.2%	51
Financial result	-5.4	-11.0	-51
Income before taxes	182.5	94.7	93
Net income	114.5	66.2	73
Earnings per share in €	2.30	1,49	54
Capital expenditures (incl. financial assets)	91.0	76.3	19
Net cash flow	224.2	22.7	>100

€ million	March 31, 2007	March 31, 2006	Dec. 31, 2006
Equity	1,699.4	930.7	1,585.8
Financial liabilities	300.2	990.6	409.9
Provisions for pensions	359.2	355.3	354.8
Net financial liabilities	142.6	954.1	367.0
Total assets	3,457.8	3,019.8	3,258.2
Employees (number at end of period)	14,788	14,520	14,668

[1] EBITDA is EBIT before depreciation and amortization.
[2] Margins are calculated based on sales.
[3] EBIT is the result from continuing operations for the period before interest and other financial results, limited partnership interests and income taxes.

WACKER

For further information, please contact:
Wacker Chemie AG
Media Relations & Information
Christof Bachmair
Tel. +49 89 6279-1830
Fax: +49 89 6279-1239
christof.bachmair@wacker.com

The company in brief:
WACKER is a globally active chemical company with some 14,700 employees and annual sales of around €3.34 billion (2006).
WACKER has 22 production sites and over 100 sales offices worldwide.

WACKER SILICONES
Silicone fluids, emulsions, rubber and resins; silanes; pyrogenic silicas; thermoplastic silicone elastomers

WACKER POLYMERS
Dispersible polymer powders and dispersions for applications in the construction industry; PVAc solid resins; VC copolymers; polyvinyl butyrals and acetates

WACKER FINE CHEMICALS
Fine chemicals, biologics and other biotech products such as cyclodextrins and cysteine

WACKER POLYSILICON
Polysilicon for the semiconductor and photovoltaics industries

Siltronic
Hyperpure silicon wafers and monocrystals for semiconductor devices

WACKER

REPORT ON THE 1ST QUARTER 2007

JANUARY – MARCH 2007

CREATING TOMORROW'S SOLUTIONS

WACKER AT A GLANCE

€ million	Q1 2007	Q1 2006	Change in %
Sales	943.7	798.5	18
EBITDA[1]	265.5	183.6	45
EBITDA margin[2]	28.1%	23.0%	22
EBIT[3]	187.9	105.7	78
EBIT margin[2]	19.9%	13.2%	51
Financial result	–5.4	–11.0	–51
Income before taxes	182.5	94.7	93
Net income attributable to Wacker Chemie AG shareholders	114.5	66.2	73
Earnings per share in €	2.30	1.49	54
Investments (incl. financial assets)	91.0	76.3	19
Net cash flow	224.2	22.7	> 100

€ million	Mar. 31, 2007	Mar. 31, 2006	Dec. 31, 2006
Equity	1,699.4	930.7	1,585.8
Financial liabilities	300.2	990.6	409.9
Provisions for pensions	359.2	355.3	354.8
Net financial debt	142.6	954.1	367.0
Total assets	3,457.8	3,019.8	3,258.2
Employees (number at end of period)	14,788	14,520	14,668

[1] EBITDA is EBIT before depreciation and amortization.
[2] Margins are calculated based on sales.
[3] EBIT is the result from continuing operations for the period before interest and other financial result, limited partnership interests, and income taxes.

REPORT ON THE 1ST QUARTER 2007

- In Q1 2007, Group sales jumped 18 % to €944 million
- EBITDA rose 45 % to €266 million and the EBITDA margin rose to 28 %
- Customer prepayments raised net cash flow to €224 million
- First-quarter earnings per share reached €2.30
- Strong results 2007 expected

Dear Shareholders,

Following 2006 the company's best year so far, the WACKER Group got off to a very good start in 2007, with a dynamic increase in sales and earnings. With our focused portfolio of products and services, we are well-positioned to continue profiting from the economic upswing with above-average gains – in both our German and foreign markets.

Economic Growth Continues

Last year's economic strength continued in the first three months of 2007. In Germany, the economy remained vibrant despite negative impulses, such as higher VAT. All the most recent German and international growth indicators show that the world's economy is still buoyant and that the rate of expansion should continue almost unabated over the coming months.[1] Leading economic institutes expect 2.4 % German GDP growth in 2007.[2]

For the G7 countries, the OECD forecasts 0.5 % GDP growth in Q1 and 0.6 % in Q2 2007.[3] Full-year growth in Germany's chemical sector is expected to be more moderate in 2007, according to the VCI (German chemical industry association). It envisages a 2.5 % gain in sales, with production output rising 2 % and prices up 0.5 %.[4] At the beginning of 2007, the Gartner Group forecast a 6.2 % jump in silicon wafer surface area sold worldwide in Q1 compared to the year-earlier quarter.[5]

Double-Digit Sales Growth

In Q1 2007, sales again grew substantially, rising 18 % year on year to €943.7 million (Q1 2006: €798.5 million) amid operational strength at all five business divisions. This increase was mainly driven by production and sales volume gains. Capacity utilization levels remained high at both existing and new facilities. Product-mix effects and price changes improved sales by 15 % and 9 % respectively, while negative exchange-rate movements weighed on sales by 6 %.

Divisional Sales Strongest at Siltronic

Siltronic's first-quarter sales performance was very strong, with revenues jumping 32 % to €377.3 million (Q1 2006: €286.4m). Of WACKER's five divisions, Siltronic made the largest contribution to consolidated sales growth, both as a percentage and in absolute terms. WACKER SILICONES saw sales climb 8 % to €348.0 million (Q1 2006: €323.0m). WACKER POLYMERS expanded its business volume significantly, with sales up 22 % at €148.7 million (Q1 2006: €121.4m). WACKER FINE CHEMICALS logged first-quarter sales of €35.0 million (€33.5m), up 4 % on the year-earlier period, while WACKER POLYSILICON posted an 8 % gain with sales reaching €92.2 million (Q1 2006: €85.5m).

Asia Generates Biggest Share of Group Sales

WACKER's Q1 sales in Asia reached €291.7 million (Q1 2006: €217.8m), a jump of 34 %. Asia thus accounts for the largest regional share of total Group sales. Once again, business in China proved to be especially dynamic. Turning to the Americas, WACKER's Q1 sales in this region amounted to €176.5 million (Q1 2006: €173.9m), up one percentage point. Dollar weakness and the generally more hesitant U.S. economy had an impact there. Europe (excluding Germany) accounted for €265.8 million of consolidated sales (Q1 2006: €232.5m) – a year-on-year rise of 14 %. Central and Eastern Europe experienced well-above-average growth. In Germany, WACKER's Q1 sales climbed 18 %, from the prior-year figure of €152.7 million to €180.2 million. In the rest of the world, WACKER posted January-to-March sales of €29.5 million (Q1 2006: €21.6m), up 37 % year on year, with Mideast business performance being especially strong.

Above-Average Earnings Growth

In Q1 2007, earnings again clearly outpaced sales, despite the fact that energy and raw-material costs climbed significantly. As a result, EBITDA shot up 45 %, from €183.6 million to €265.5 million. This yielded an EBITDA margin of 28.1 % (23.0 %). WACKER was thus able to increase its EBIT by 78 % to €187.9 million (Q1 2006: €105.7m) in the first three months of the year.

As with Group sales, this highly positive earnings trend was fueled in large part by Siltronic's semiconductor business. EBITDA at Siltronic soared to €130.4 million (Q1 2006: €69.3m), a year-on-year rise of 88 %. Building on last year's success, Siltronic again posted the highest earnings percentage rise of all the Group's divisions. At WACKER SILICONES, EBIDTA amounted to €64.3 million at prior-year level (€64.8m), weighed down by much higher raw-material costs – especially for methanol. WACKER POLYMERS increased its EBITDA by 44 % to €34.2 million (Q1 2006: €23.7m). The division's earnings benefited from higher construction-chemical sales (boosted by the mild winter) and from price increases. At WACKER FINE CHEMICALS, EBIDTA came in at €3.6 million, 38 % below the year-earlier period's €5.8 million. The decline stemmed primarily from lower sales (as expected) for custom synthesis. WACKER POLYSILICON's EBITDA increased 8 % to €33.5 million (Q1 2006: €30.9m). Sales of hyperpure polycrystalline silicon (polysilicon) rose 35 %. Productivity gains contributed to polysilicon volume growth – the key contributor, however, was a new facility that came on stream in late 2006 with an annual capacity of 1,000 metric tons.

Net Cash Flow at Record Level

Net cash flow (i.e. the difference between cash inflow from operating activities and outflow due to investment activities) soared to a new Group record of €224.2 million (Q1 2006: €22.7m) in Q1 2007 – a year-on-year rise of over €200 million. The main impulses fueling this strong performance were the success of WACKER's operations, the receipt of €104.8 million in prepayments from customers for future polysilicon deliveries, and the first quarter's typically low investment level.

Capital Expenditures Stable

Together with financial assets, capital expenditures for property, plant, equipment and intangibles totaled €91.0 million in Q1 2007, surpassing the year-earlier €76.3 million by 19%. The Group's Q1 investment activities focused on several major projects: hyperpure polycrystalline silicon capacity is being expanded at our Burghausen site. Expansion at the silicone production site in Zhangjiagang (China) continued apace during the quarter. The 300 mm wafer fab being built in Singapore as a joint venture between Siltronic and its customer Samsung Electronics made very good progress, too. And, last but not least, a new polymer powder production facility is under construction in Burghausen. It is scheduled to come on stream before the year is out.

Employee Structures Becoming More International

On March 31, 2007, WACKER had 14,788 employees worldwide – an about 1 percentage rise compared to the preceding quarter (December 31, 2006: 14,668). Of the total number, 11,447 work in Germany and 3,341 at the Group's non-domestic locations.

Joint Ventures with Air Products

In spring 2006, our joint-venture partner Air Products Chemicals Inc. informed WACKER of its intention to withdraw from the joint ventures (Air Products Polymers and Wacker Polymer Systems), and has now embarked upon the divestiture process. Due to existing contracts, WACKER does not expect this change to significantly affect WACKER POLYMERS' business.

Earnings Per Share Further Improved

The profitability and earnings power of WACKER's operations continued to gain strength. As a result, Q1 net income climbed to €114.5 million (Q1 2006: €66.2m) – an increase of 73% compared to the year-earlier period. First-quarter earnings per share reached €2.30 (Q1 2006: €1.49).

[1] Federal German Ministry of Economics and Technology, 03/2007 monthly report, and press release: "Die wirtschaftliche Lage in der Bundesrepublik Deutschland im April 2007", Berlin, April 16, 2007

[2] Arbeitsgemeinschaft deutscher wirtschaftswissenschaftlicher Forschungsinstitute e.V.: "Die Lage der Weltwirtschaft und der deutschen Wirtschaft im Frühjahr 2007", Halle (Saale), April 17, 2007

[3] OECD: What is the economic outlook for OECD countries? An interim assessment, Paris, March 13, 2007.

[4] VCI: Bericht zur wirtschaftlichen Lage der chemischen Industrie im 4. Quartal 2006 [Report on the economic status of the chemical industry in Q4 2006], Frankfurt, February 13, 2007

[5] Gartner Dataquest Silicon Forecast, January 2007

CONSOLIDATED INCOME STATEMENT

€ million	Q1 2007	Q1 2006	Change in %
Sales	**943.7**	**798.5**	**18**
Costs of goods sold	−638.6	−572.4	12
Gross profit from sales	**305.1**	**226.1**	**35**
Selling expenses	−54.6	−54.4	0
Research and development expenses	−36.0	−36.5	−1
General administrative expenses	−21.1	−22.2	−5
Other operating income	19.1	15.8	21
Other operating expenses	−24.2	−23.7	2
Operating result	**188.3**	**105.1**	**79**
Income from investments in joint ventures and associates	−0.4	0.6	n.a.
EBIT	**187.9**	**105.7**	**78**
Interest result	−0.8	−8.1	−93
Other financial result	−0.4	−0.4	0
Limited partnership interests	−4.4	−2.5	76
Income before taxes	**182.5**	**94.7**	**93**
Income taxes	−67.8	−28.4	>100
Net income before minority interests	**114.7**	**66.3**	**73**
Minority interests	−0.2	−0.1	100
Net income attributable to Wacker Chemie AG shareholders	**114.5**	**66.2**	**73**

Earnings per share in €	Q1 2007	Q1 2006	Change in %
Earnings per share	2.30	1.49	54
Average number of shares outstanding (weighted)	49,677,983	44,329,600	12

Reconciliation to EBITDA in € million	Q1 2007	Q1 2006	Change in %
EBIT	187.9	105.7	78
Depreciation and amortization	77.6	77.9	0
EBITDA	265.5	183.6	45

Sales growth was strong compared to costs of goods sold, thanks to the high capacity-utilization rates at production plants. As a result, gross profit from sales notched up substantial gains, rising 35 % from € 226.1 million to € 305.1 million. This corresponds to a gross-margin increase of 4 percentage points – from 28 to 32 %.

Selling, R & D and general administrative expenses totaled € 111.7 million, practically remaining at last year's level of € 113.1 million. The balance of other operating income and other operating expenses was € –5.1 million, up € 2.8 million year on year.

The investment result slipped € 1.0 million to € –0.4 million, weighed down by minor start-up losses at the company's two joint ventures in China and Singapore.

Thanks to a robust net cash flow, the interest result improved significantly, climbing € 7.5 million to today's € –0.6 million. This interest result – and the balance sheet – reflected the positive impact of lower net financial liabilities, which decreased further thanks to the business uptrend and prepayments received from customers in Q1 for future polysilicon deliveries.

The Group's EBIT soared 78 %, from € 105.7 million to € 187.9 million. And the EBIT margin, in turn, gained 6.7 percentage points, climbing from 13.2 to 19.9 %.

Whereas "other financial result" remained constant, the limited partnership result reflected higher income at Wacker Polymer Systems GmbH & Co. The minority shareholders' share of the result increased 76 % to € 4.4 million. In compliance with the IFRS, limited partnership shares must be shown as a liability. Consequently, the aforementioned share of the result must be presented as an expense.

In Q1 2007, the Group's tax rate was 37.2 %, compared to the year-earlier period's 30.0 %. In Q1 2006, it had been possible to reduce regular tax by using existing tax loss carryforwards. This effect was much smaller in Q1 2007.

Overall, WACKER's net income after minority interests amounted to € 114.5 million – up 73 % year on year (Q1 2006: € 66.2m). Q1 earnings per share rose by € 0.81, from € 1.49 to € 2.30. The number of shares outstanding increased by 5,348,383, due to the sale of shares previously held as treasury shares during last year's initial public offering.

CONSOLIDATED BALANCE SHEET

Assets

€ million	Mar. 31, 2007	Mar. 31, 2006	Change in %	Dec. 31, 2006	Change in %
Intangible assets, property, plant, and equipment	1,943.1	1,864.7	4	1,935.4	0
Investments in associates	97.5	14.4	> 100	98.3	-1
Financial assets	68.2	66.1	3	65.2	5
Other assets	36.0	4.3	> 100	39.5	-9
Deferred taxes	6.9	22.1	-69	7.8	-12
Non-current assets	**2,151.7**	**1,971.6**	**9**	**2,146.2**	**0**
Inventories	428.5	397.7	8	407.9	5
Trade receivables	550.4	464.2	19	475.7	16
Other assets	169.6	149.8	13	185.5	-9
Cash and cash equivalents	157.6	36.5	> 100	42.9	> 100
Current assets	**1,306.1**	**1,048.2**	**25**	**1,112.0**	**17**
Total assets	**3,457.8**	**3,019.8**	**15**	**3,258.2**	**6**

With Q1 total assets at €3,457.8 million, WACKER reported a €438 million gain compared to the year-earlier quarter's closing day. Current assets grew a little more strongly than non-current assets. Of particular note was the increase of €121.1 million in cash and cash equivalents, which jumped from €36.5 million in Q1 2006 to €157.6 million in the quarter under review – reflecting a significantly improved financial situation of the Group.

Business-volume growth fueled current assets, where inventories and, above all, trade receivables posted gains. The combined year-on-year increase of these two items was €117 million.

As for other assets, both current and non-current assets increased. Current "other assets" benefited especially from increases in the fair value of derivative financial instruments used for hedging against interest-rate and foreign-exchange risks. Additionally, they benefited from a €27 million year-on-year increase in receivables due to investment grants. As for non-current "other assets," they rose €17.5 million, partly because of additional VAT allocations relating to prepayments received. Tax receivables stayed almost on prior year level.

The most significant changes to fixed assets relate to shares in associated companies that are reported at equity. Contributions to the joint ventures with Dow Corning (China) and Samsung (Singapore) caused the value of entities consolidated at equity to increase to €97.5 million, a rise of €83.1 million compared to the year-earlier quarter. The increases in intangible assets and property, plant and equipment chiefly relate to assets under construction, which were influenced by investments in several capacity-expansion projects, particularly at Siltronic, WACKER POLYSILICON and WACKER SILICONES.

Total equity and liabilities

€ million	Mar. 31, 2007	Mar. 31, 2006	Change in %	Dec. 31, 2006	Change in %
Subscribed capital	260.8	260.8	0	260.8	0
Capital reserves	157.4	59.9	> 100	157.4	0
Treasury shares	–45.1	–142.6	–68	–45.1	0
Other equity	1,310.3	748.6	75	1,196.8	9
Minority interests	16.0	4.0	> 100	15.9	1
Equity	**1,699.4**	**930.7**	**83**	**1,585.8**	**7**
Minority interests in limited partnership capital	36.2	32.1	13	31.8	14
Provisions for pensions	359.2	355.3	1	354.8	1
Other provisions	198.3	182.3	9	189.0	5
Deferred taxes	30.9	17.0	82	13.6	> 100
Financial liabilities	248.3	883.9	–72	321.9	–23
Trade liabilities	0.0	3.1	–100	0.0	n. m.
Other liabilities	328.3	62.7	> 100	221.4	48
Non-current liabilities	**1,201.2**	**1,536.4**	**–22**	**1,132.5**	**6**
Other provisions	66.3	75.6	–12	43.4	53
Financial liabilities	51.9	106.7	–51	88.0	–41
Trade liabilities	198.4	171.6	16	205.9	–4
Other liabilities	240.6	198.8	21	202.6	19
Current liabilities	**557.2**	**552.7**	**1**	**539.9**	**3**
Liabilities	**1,758.4**	**2,089.1**	**–16**	**1,672.4**	**5**
Total liabilities and equity	**3,457.8**	**3,019.8**	**15**	**3,258.2**	**6**

The substantial first-quarter equity gain compared to Q1 2006 was attributable to the sale of treasury shares during the IPO and to the Group's positive business performance over the previous twelve months. In Q1 2007, equity rose by € 113.6 million. In contrast to 2006, when dividends were paid in the first quarter, 2007's Q1 equity was not impacted by dividend payments, which are scheduled for late May (after the annual shareholder meeting).

The key changes on the liabilities side involved, firstly, a substantial reduction in financial liabilities, which fell by € 690.4 million and mainly affected non-current liabilities. A second key development was the continued rise in prepayments from customers. Compared to the end of Q1 2006, prepayments received rose by € 279.2 million to € 357.3 million. During Q1 2007 itself, € 104.8 million were received.

CONSOLIDATED STATEMENT OF CASH FLOWS

€ million	Q1 2007	Q1 2006	Change in %
Net income before minority interests	114.7	66.3	73
Depreciation and amortization	77.6	77.9	0
Changes in provisions	37.2	14.7	>100
Changes in deferred taxes	17.2	-3.1	n. m.
Changes in inventories	-21.4	-17.4	23
Changes in trade reveivables	-71.4	-45.1	58
Changes in other assets	16.6	-40.1	n. m.
Changes in prepayments received	104.8	57.0	84
Changes in other liabilities	43.7	17.7	>100
Other non-cash expense and income	5.1	2.2	>100
Cash flow from operating activities (gross cash flow)	**324.1**	**130.1**	**>100**
Payments related to intangibles and property, plant, and equipment	-100.5	-110.9	-9
Proceeds from disposal of intangibles and property, plant, and equipment	0.6	3.5	-83
Cash flow from investment activities	**-99.9**	**-107.4**	**-7**
Net cash flow	**224.2**	**22.7**	**>100**
Increase in partner's shares	0.0	0.6	-100
Dividends paid on prior year's result	-0.1	-70.9	-100
Change in financial liabilities	-109.3	49.5	n. m.
Cash flow from financing activities	**-109.4**	**-20.8**	**>100**
Changes in cash flow due to exchange rate fluctuations and changes in the scope of consolidation	-0.1	-0.1	0
Change in cash and cash equivalents	**114.7**	**1.8**	**>100**
At beginning of year	42.9	34.7	24
At end of period	157.6	36.5	>100

First-quarter cash flow from operating activities (gross cash flow) rose € 194.0 million year on year to € 324.1 million. A major factor here was net income before minority interests, which increased by € 48.4 million. Adjusted for exchange-rate fluctuations when necessary, the change in balance-sheet items against the respective last fiscal year closing days boosted year-on-year cash flow, especially in the case of prepayments received and other assets. There was a first-quarter jump of € 47.8 million in prepayments received.

Other factors boosting gross cash flow were higher provisions (especially for tax liabilities) and increases in other liabilities and in the liability balance for deferred taxes. In contrast, the jump in inventories and trade receivables had the opposite effect.

Cash flow from investment activities was € 7.5 million down on the year-earlier quarter.

Net cash flow (the sum of cash flow from operating and investment activities) rose by € 201.5 million up from € 22.7 million last year to € 224.2 million.

Cash flow from financing activities changed significantly compared to last year's first quarter – at that time, financial liabilities had been driven up by a major decline in net cash flow and the dividend payment in March 2006. In contrast, this year's first-quarter financial liabilities experienced an exchange rate-adjusted outflow of € 109.3 million.

Overall, cash and cash equivalents rose by € 114.7 million during Q1 2007, compared to an increase of only € 1.8 million in the year-earlier quarter.

CONSOLIDATED STATEMENT OF CHANGES IN EQUITY

€ million	Subscribed capital	Capital reserves	Treasury Shares	Revenue reserves/ consoli-dated result	Translation adjustment	Direct changes	Minority interests	Total
As per Dec. 31, 2005	260.8	59.9	−142.6	791.2	−35.1	−1.3	3.3	936.2
Effect of implementation of new								
accounting standards	0.0	0.0	0.0	−1.8	0.0	0.0	0.0	−1.8
Jan. 1, 2006	260.8	59.9	−142.6	789.4	−35.1	−1.3	3.3	−934.4
Net income	0.0	0.0	0.0	66.2	0.0	0.0	0.1	66.3
Financial instruments	0.0	0.0	0.0	0.0	0.0	1.5	0.0	1.5
	0.0	0.0	0.0	66.2	0.0	1.5	0.1	67.8
Dividends paid	0.0	0.0	0.0	−70.9	0.0	0.0	0.0	−70.9
Capital contribution	0.0	0.0	0.0	0.0	0.0	0.0	0.6	0.6
Translation differences	0.0	0.0	0.0	0.0	−1.2	0.0	0.0	−1.2
Mar. 31, 2006	260.8	59.9	−142.6	784.7	−36.3	0.2	4.0	930.7
As per Dec. 31, 2006	260.8	157.4	−45.1	1,243.5	−58.5	11.8	15.9	1,585.8
Net income	0.0	0.0	0.0	114.5	0.0	0.0	0.2	114.7
Financial instruments	0.0	0.0	0.0	0.0	0.0	1.8	0.0	1.8
	0.0	0.0	0.0	114.5	0.0	1.8	0.2	116.5
Dividends paid	0.0	0.0	0.0	0.0	0.0	0.0	−0.1	−0.1
Capital contribution	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0
Translation differences	0.0	0.0	0.0	0.0	−2.8	0.0	0.0	−2.8
Mar. 31, 2007	260.8	157.4	−45.1	1,358.0	−61.3	13.6	16.0	1,699.4

Q1's equity changes were largely caused by WACKER's strong net income of €114.5 million. Some minor differences (which partly cancelled each other out) concerned foreign-currency translation, the fair value of financial instruments, and dividends paid to minority interests with no shareholding in Wacker Chemie AG.

Wacker Chemie AG's treasury shares remained at 4.75 %, unchanged since December 31, 2006.

BUSINESS DIVISION RESULTS

Sales

€ million	Q1 2007	Q1 2006	Change in %
WACKER SILICONES	348.0	323.0	8
WACKER POLYMERS	148.7	121.4	22
WACKER FINE CHEMICALS	35.0	33.5	4
WACKER POLYSILICON	92.2	85.5	8
Siltronic	377.3	286.4	32
Corporate Functions/Other	62.0	52.3	19
Consolidation	−119.5	−103.6	15
Group sales	**943.7**	**798.5**	**18**

EBIT

€ million	Q1 2007	Q1 2006	Change in %
WACKER SILICONES	43.8	44.2	−1
WACKER POLYMERS	30.0	19.2	56
WACKER FINE CHEMICALS	2.4	4.0	−40
WACKER POLYSILICON	24.5	24.6	0
Siltronic	96.3	33.3	> 100
Corporate Functions/Other	−7.8	−18.0	−57
Consolidation	−1.3	−1.6	−19
Group EBIT	**187.9**	**105.7**	**78**

EBITDA

€ million	Q1 2007	Q1 2006	Change in %
WACKER SILICONES	64.3	64.8	−1
WACKER POLYMERS	34.2	23.7	44
WACKER FINE CHEMICALS	3.6	5.8	−38
WACKER POLYSILICON	33.5	30.9	8
Siltronic	130.4	69.3	88
Corporate Functions/Other	0.8	−9.3	n. m.
Consolidation	−1.3	−1.6	−19
Group EBITDA	**265.5**	**183.6**	**45**

WACKER SILICONES

€ million	Q1 2007	Q1 2006	Change in %
Sales			
External sales	335.9	312.1	8
Internal sales	12.1	10.9	11
Total sales	**348.0**	**323.0**	**8**
EBIT	**43.8**	**44.2**	**-1**
EBIT margin	12.6 %	13.7 %	-8
Depreciation	20.5	20.6	0
EBITDA	**64.3**	**64.8**	**-1**
EBITDA margin	18.5 %	20.1 %	-8
Capital expenditures	17.4	23.1	-25
	Mar. 31, 2007	Dec. 31, 2006	
Number of employees	3,781	3,767	0

In Q1 2007, WACKER SILICONES boosted its total sales by 8 % to €348.0 million (Q1 2006: €323.0m), profiting from the general economic upturn both in Germany and abroad.

Sales growth was mainly fueled by volume gains, especially via the new siloxane facility in Nünchritz (Saxony, Germany), which went on stream in late 2006. The division's sales enjoyed especially high growth rates in the Middle East, and Central and Eastern Europe. Asian and domestic sales, too, recorded double-digit growth. In comparison, business in Western Europe was somewhat weaker, as it was in the Americas, where exchange-rate effects, in particular, came into play.

WACKER SILICONES posted a Q1 2007 EBITDA of €64.3 million (Q1 2006: €64.8m), at prior-year level. Positive effects from volume gains were countered by substantial price rises for raw materials (e.g. methanol and silicon) and by the impact of the weak U.S. dollar.

During the period under review, WACKER SILICONES invested €17.4 million (Q1 2006: €23.1m), a year-on-year project-related decline of 25 %. Investment focused mainly on ongoing expansion at Zhangjiagang (China), where a new facility for pyrogenic silica is under construction – it's a joint venture between WACKER and Dow Corning. Scheduled for completion in the second half of 2007, the facility is expected to begin contributing initial revenues in early 2008. Plant construction for downstream silicone products in China is also progressing. With projects in China and capacity expansion at its Nünchritz site in Germany, WACKER SILICONES is strengthening its position as the world's third-largest silicones producer.

On March 31, 2007, WACKER SILICONES had 3,781 employees (December 31, 2006: 3,767).

WACKER POLYMERS

€ million	Q1 2007	Q1 2006	Change in %
Sales			
External sales	146.3	118.7	23
Internal sales	2.4	2.7	-11
Total sales	**148.7**	**121.4**	**22**
EBIT	**30.0**	**19.2**	**56**
EBIT margin	20.2%	15.8%	28
Depreciation	4.2	4.5	-7
EBITDA	**34.2**	**23.7**	**44**
EBITDA margin	23.0%	19.5%	18
Capital expenditures	9.6	3.2	>100
Stichtag	Mar. 31, 2007	Dec. 31, 2006	
Number of employees	1,071	1,050	2

Business at WACKER POLYMERS performed very well during the first quarter of 2007.

Production of dispersible powders ran at full capacity; demand for these products in Europe remained very high, due to the continuing construction boom and not least because of an unusually mild winter. Sales grew above average in the Middle East, Asia as well as Central and Eastern Europe. In absolute terms, the key sales markets are Germany and Europe.

WACKER POLYMERS posted total Q1 sales of €148.7 million, beating the prior-year (€121.4m) by 22 percent. Although higher raw-material costs and exchange-rate effects increased outgoings, this was more than offset by volume gains and higher prices that took effect in early 2007. WACKER POLYMERS boosted EBITDA by 44% to €34.2 million (Q1 2006: €23.7m).

In Burghausen, construction of a new dryer for dispersible powders has continued to proceed rapidly, with start-up anticipated for this year's Q3. A further production facility for dispersible powders is planned at WACKER's new Nanjing site in China. In total, WACKER POLYMERS is expanding its annual dispersible powder capacity by 60,000 metric tons, affirming its position as the undisputed world-leading manufacturer of these products. In Q1 2007, the division's capital expenditures amounted to €9.6 million, compared with €3.2 million in the prior-year period.

WACKER POLYMERS had 1,071 employees on March 31, 2007 (December 31, 2006: 1,050).

WACKER FINE CHEMICALS

€ million	Q1 2007	Q1 2006	Change in %
Sales			
External sales	32.0	30.6	5
Internal sales	3.0	2.9	3
Total sales	**35.0**	**33.5**	**4**
EBIT	**2.4**	**4.0**	**−40**
EBIT margin	6.9 %	11.9 %	−43
Depreciation	1.2	1.8	−33
EBITDA	**3.6**	**5.8**	**−38**
EBITDA margin	10.3 %	17.3 %	−41
Capital expenditures	1.7	0.0	n. m.
	Mar. 31, 2007	Dec. 31, 2006	
Number of employees	299	300	0

Sales at WACKER FINE CHEMICALS were up 4 %, rising from the prior year's €33.5 million to €35.0 million in the first three months of 2007.

Growing sales of bioengineered products more than compensated the decline in fine chemicals revenues, with particularly sharp percentage gains in Asia and Europe (excluding Germany).

In the period under review, EBITDA was €3.6 million – down 38 percent on the prior-year figure (€5.8m). Dollar weakness, greater pricing pressure by Asian competitors and a less favorable product mix in the organic fine chemicals segment all left their mark. To counter this situation, WACKER FINE CHEMICALS is focusing its portfolio and consolidating its custom synthesis activities. In contrast, the division's biotech segment continued to perform well.

WACKER FINE CHEMICALS had 299 employees on March 31, 2007 (December 31, 2006: 300).

WACKER POLYSILICON

€ million	Q1 2007	Q1 2006	Change in %
Sales			
External sales	39.2	40.0	–2
Internal sales	53.0	45.5	16
Total sales	**92.2**	**85.5**	**8**
EBIT	**24.5**	**24.6**	**0**
EBIT margin	26.6%	28.8%	–8
Depreciation	9.0	6.3	43
EBITDA	**33.5**	**30.9**	**8**
EBITDA margin	36.3%	36.1%	1
Capital expenditures	33.4	22.9	46
	Mar. 31, 2007	Dec. 31, 2006	
Number of employees	917	875	5

Business at WACKER POLYSILICON remains very strong. Sales of hyperpure polysilicon grew 35 %.

Production of hyperpure polycrystalline silicon is running at full capacity. The division's total sales, including internal sales to Siltronic, rose by 8 % to €92.2 million (Q1 2006: €85.5m), somewhat dampened by weaker sales of road salt. The increase was mainly due to higher prices as well as volume gains enabled by productivity improvements and the "Poly 4" polysilicon production plant (commissioned in late 2006 with an annual capacity of 1,000 metric tons). In terms of regional growth, most of the division's sales were made in Asia and, above all, China.

The division's EBITDA in the first quarter of 2007 was €33.5 million, up 8 % against the prior-year period (€30.9m). Price increases were countered by rising energy costs.

The expansion of polysilicon capacity at Burghausen (Germany) remains a priority. Work has begun to bring the "Poly 6" expansion phase on stream, which will boost annual capacity by 3,500 metric tons. Full plant production capacity is scheduled to be available at year-end 2007. Preparation of the construction site for the "Poly 7" expansion phase (increasing annual capacity by another 4,500 metric tons) is nearly complete, with production start-up scheduled for the beginning of 2009. WACKER POLYSILICON's Q1 2007 capital expenditures amounted to €33.4 million, up 46 % on the year-earlier quarter's €22.9 million.

On March 31, 2007, WACKER POLYSILICON had 917 employees (December 31, 2006: 875).

SILTRONIC

€ million	Q1 2007	Q1 2006	Change in %
Sales			
External sales	376.0	284.8	32
Internal sales	1.3	1.6	-19
Total sales	377.3	286.4	32
EBIT	96.3	33.3	>100
EBIT margin	25.5%	11.6%	>100
Depreciation	34.1	36.0	-5
EBITDA	130.4	69.3	88
EBITDA margin	34.6%	24.2%	43
Capital expenditures	16.3	18.9	-14
	Mar. 31, 2007	Dec. 31, 2006	
Number of employees	5,609	5,585	0

Once again, Siltronic boosted its sales substantially in Q1 2007.

At €377.3 million (Q1 2006: €286.4m), total first-quarter sales shot up 32% year on year. Both higher 300 mm wafer capacities and price increases across all diameters contributed to this increase. Over half of Siltronic's sales were generated in Asia (including Japan), with the highest regional percentage gains in Q1 being made in Asia and Europe.

Siltronic boosted its first-quarter EBITDA by 88% to €130.4 million (Q1 2006: €69.3m), yielding an EBITDA margin of 34.6%. This margin was mainly fueled by productivity gains, an enhanced product mix, with its focus on the 300 mm wafer segment, and particularly price effects.

The expansion of 300 mm wafer capacity at Burghausen (Germany) continued on schedule in the reporting period, as did construction of a new 300 mm facility in Singapore, which Siltronic is establishing as a joint venture ("Siltronic Samsung Wafer") with its customer Samsung Electronics. Production is scheduled to start in mid-2008. By 2010, the new plant is expected to reach a monthly capacity of 300,000 wafers. Siltronic's capital expenditures for the first three months of 2007 totaled €16.3 million (Q1 2006: €18.9m).

Siltronic had 5,609 employees on March 31, 2007 (December 31, 2006: 5,585).

CORPORATE FUNCTIONS/OTHER AND OUTLOOK

Corporate Functions/Other

The Corporate Functions/Other segment posted total January-March sales of €62.0 million (Q1 2006: €52.3m) – a 19 % year-on-year gain, primarily due to increased procurement of in-house corporate services and the passing on of higher energy costs to Group subsidiaries. EBITDA amounted to €0.8 million (Q1: 2006: €–9.3m).

Outlook

In view of the global economy's upbeat perspectives and the Group's own appraisal of demand trends, WACKER expects its sales and earnings performance to remain positive during the rest of 2007, providing that exchange-rate fluctuations and energy and raw-material costs do not produce heavy additional burdens.

WACKER's current efforts to expand production capacity are positioning us well to meet increasing demand for our products – especially at WACKER SILICONES, WACKER POLYMERS, WACKER POLYSILICON and Siltronic.

Based on current exchange rates we expect sales for the full year to grow over 10 % with a higher EBITDA margin than last year.

The Executive Board

Munich, May 8, 2007

NOTES TO THE QUARTERLY FINANCIAL STATEMENTS PER MARCH 31, 2007

Accounting and Valuation Methods

The consolidated financial statements of Wacker Chemie AG have been prepared in accordance with the International Financial Reporting Standards (IFRS) valid in the European Union on the reporting day mentioned above. The same standards were used for the Group's most recent annual financial statements, with the following exceptions:

Since January 1, 2007, WACKER has adopted IFRS 7 "Financial Instruments: Disclosures." The change has had no effect on the current quarterly report; additional disclosures relating to financial instruments will be published in the annual financial statements of December 31, 2007.

The IASB issued a revised IAS 23 "Borrowing Costs" on March 29, 2007. This version eliminates the option of immediately recognizing as an expense borrowing costs that finance a "qualifying asset," and requires that said costs are capitalized.

The revised Standard applies when the commencement date for capitalization is on or after January 1, 2009. Earlier application is permitted. The amendment to borrowing costs is expected to have a certain impact on WACKER's financial position. As yet, the revised Standard has not been officially "endorsed" by the European Union. Consequently, the actual date for first-time application is still open.

Exchange Rates

The following EUR/USD exchange rates were used in the reporting period and in the earlier-year quarter to convert foreign currency positions, as well as for the translation of the financial statements of those Group companies having the US dollar as the functional currency:

Exchange rates (1 €)

	Mar. 31, 2007[1]	Mar. 31, 2006[1]	Q1 2007[2]	Q1 2006[2]
US dollar	1.33	1.21	1.31	1.20

[1] Due date rate
[2] Average rate

UPCOMING DATES AND INVESTOR RELATIONS

Upcoming Dates

Wacker Chemie AG's annual shareholder meeting for fiscal 2006 takes place on May 29, 2007.

The report on the first-half of 2007 is scheduled for publication on August 2, 2007.

Investor Relations

Joerg Hoffmann
Tel. +49 89 6279-1633
Fax +49 89 6279-1633
joerg.hoffmann@wacker.com

Dr. Thomas Kornek
Tel. +49 89 6279-1560
Fax +49 89 6279-2662
thomas.kornek@wacker.com

Forward-Looking Statements

This report contains forward-looking statements based on assumptions and estimates of WACKER's Executive Board. Although we assume the expectations in these forward-looking statements are realistic, we cannot guarantee they will prove to be correct. The assumptions may harbor risks and uncertainties that may cause the actual figures to differ considerably from the forward-looking statements. Factors that may cause such discrepancies include, among other things, changes in the economic and business environment, variations in exchange and interest rates, the introduction of competing products, lack of acceptance for new products or services, and changes in corporate strategy. WACKER does not plan to update the forward-looking statements, nor does it assume the obligation to do so.

WACKER

Wacker Chemie AG
Hanns-Seidel-Platz 4
81737 München, Germany
Tel. +49 89 6279-0
Fax +49 89 6279-1770
info@wacker.com

www.wacker.com

WACKER CHEMIE AG –
1st Quarter 2007 – Call Note

Dr. Peter-Alexander Wacker (CEO), Dr. Joachim Rauhut (CFO)

DISCLAIMER

The information contained in this presentation is for background purposes only and is subject to amendment, revision and updating. Certain statements contained in this presentation may be statements of future expectations and other forward-looking statements that are based on management's current views and assumptions and involve known and unknown risks and uncertainties. In addition to statements which are forward-looking by reason of context, including without limitation, statements referring to risk limitations, operational profitability, financial strength, performance targets, profitable growth opportunities, and risk adequate pricing, as well as the words "may, will, should, expects, plans, intends, anticipates, believes, estimates, predicts, or continue", "potential, future, or further", and similar expressions identify forward-looking statements. By their nature, forward-looking statements involve a number of risks, uncertainties and assumptions which could cause actual results or events to differ materially from those expressed or implied by the forward-looking statements. These include, among other factors, changing business or other market conditions and the prospects for growth anticipated by Wacker Chemie AG's management. These and other factors could adversely affect the outcome and financial effects of the plans and events described herein. Statements contained in this presentation regarding past trends or activities should not be taken as a representation that such trends or activities will continue in the future. Wacker Chemie AG does not undertake any obligation to update or revise any statements contained in this presentation, whether as a result of new information, future events or otherwise. In particular, you should not place undue reliance on forward-looking statements, which speak only as of the date of this presentation.

STRONG START INTO 2007 – Q1 WITH 18% GROWTH IN SALES AND 45% IN EBITDA

WACKER €m	Q1 2007	Q1 2006	Change in %
Sales	943.7	798.5	+18
EBITDA	265.5	183.6	+45
EBIT	187.9	105.7	+78
Net Income	114.5	66.2	+73
EPS in €	2.30	1.49	+54
EBITDA margin	*28.1%*	*23.0%*	*+22*
EBIT margin	*19.9%*	*13.2%*	*+51*

STRONG EARNINGS CONTRIBUTION FROM SILTRONIC AND POLYSILICON

Q1 2007 Sales €943.7m


38%
9%
3%
15%
35%

Q1 2007 EBITDA €265.5m


49%
12%
1%
15%
22%

WACKER SILICONES	Sales + 8%	EBITDA - 1%
WACKER POLYMERS	Sales + 22%	EBITDA + 44%
WACKER FINE CHEMICALS	Sales + 4%	EBITDA - 38%
WACKER POLYSILICON	Sales + 8%	EBITDA + 8%
SILTRONIC	Sales + 32%	EBITDA + 88%

WACKER

FASTEST GROWTH IN ASIA

Americas

Share of Sales: 19%

CAGR ('04-'06): 10%

Major Sites
- Adrian, MI
- Portland, OR

Europe

Share of Sales: 47%

CAGR ('04-'06): 8%

Major Sites
- Burghausen
- Freiberg
- Nünchritz

Asia

Share of Sales: 34%

CAGR ('04-'06): 35%

Major Sites
- Zhangjiagang, China
- Nanjing, China
- Singapore
- Hikari, Japan
- Akeno, Japan
- Calcutta, India

Sales by Region (€ m)



+ 2%
174
177
Q1/06
Q1/07



+ 16%
386
446
266
14%
Europe w/o Germany
154
17%
180
Germany
Q1/06
Q1/07



+ 34%
239*
321*
Q1/06
Q1/07

* including other regions

WACKER

STRONG FREE CASHFLOW – NET DEBT DOWN TO €143M

WACKER Group **Structure of Balance Sheet (%)**


Total €3.5bn
Total €3.5bn
Current Assets
38%
Fixed Assets
62%
32%
Accruals + Liabilities
10%
Pension Accruals
9%
Financial Debt
49%
Equity

March 31, 2007

Characteristics

- Fixed assets: € 2,152m
- Pension accruals: € 359m
- Net debt: € 143m vs. (down 61% vs. Q4/2006)
- Prepayments received: € 105m
- Equity: € 1,699m (up 83% vs. Q4/06)
- Free Cashflow: € 224m (up 10fold vs. Q1/06)

WACKER

Q1 CHEMICALS: MILD WINTER BOOSTED CONSTRUCTION SECTOR

Q1 Sales (€m)



2006
2007
+ 11%
478
532
Total
+ 8%
323
348
SILICONES
+ 22%
121
149
POLYMERS
+ 4%
34
35
FINE CHEM.

Q1 EBITDA (€m)



2006
2007
+ 8%
94
102
20%
19%
Total
- 1%
65
64
20%
19%
SILICONES
+ 44%
24
34
20%
23%
POLYMERS
- 38%
6
4
FINE CHEM.

Q1/2007 YoY

- Increases in Methanol
- Weak US-Dollar
- SILICONES:
  - Volume and mix effects
  - New capacities adding to Sales
- POLYMERS:
  - Productivity improvements
  - Price increases
  - Strong regional growth in Eastern Europe and China
- FINE CHEMICALS:
  - Supported by agro-campaign business

WACKER

Q1 POLYSILICON: STRONG QUARTER ON IMPROVING PRICING

Sales (€m)


2006
2007
+ 8%
86
92
Q1

EBITDA (€m)


2006
2007
+ 8%
31
34
36%
36%
Q1

Q1/2007 YoY

- Strong price trend continues
- Sales of hyper-pure poly +35% yoy
- Change in energy transfer costs
- Ramp-up of Poly 6 (3500t) begun
- Prepayments received (€ 105m)
- 80% of planned volumes sold and under contract through 2015 (including sales to Siltronic group)
- Mild winter – low sales of road salt

WACKER

Q1 SILTRONIC: 300 MM DEMAND DRIVES GROWTH



Sales (€m)
2006
2007
377
+ 32%
286
Q1



EBITDA (€m)
2006
2007
130
+ 88%
69
24%
35%
Q1

Q1/2007 YoY

- Strong volume growth in 300mm
- Stable ASPs
- Strong demand in all diameters
- Very high capacity utilization
- Expanding 300mm site in Burghausen
- More than 50% of sales in Asia

WACKER

DEVELOPING ASIAN MARKETS

Zhangjiagang: 200 kt siloxane + pyrogenic silica facilities



- Downstream facilities operational
- Pyrogenic silica facility ready by end of '07
- Capex: >€200 million for WACKER

Siloxane capacity

2006: 200 kt → +25% → **2010: 250 kt**

Burghausen / Nanjing: Dispersible polymer powder for a growing market



- Accelerating capex in a tight market
- New dryers in Burghausen and Nanjing
- Capex: approx. €90 million

Dispersible Powder capacity

2006: 170 kt → +35% → **2010: 230 kt**

WACKER

ACCELERATING PROJECTS TO MEET DEMAND

Burghausen: Getting polysilicon to the market



- Adding 8,000 tons until end of 2009
- Accelerating Poly 6 (3,500t) in 2007
- Capex: approx. €500 million

Polysilicon capacity

2006: 6,500 t → +120% → **2010: 14,500 t**

Singapore: 300 mm wafers with Samsung



- „Monster fab" – 300,000 wafers per month
- Accelerating to early 2008
- Capex: approx. US$1 billion (approx. €150 million for WACKER)

300mm wafer capacity

2006: 285 kw/m → +132% → **2010: 660 kw/m**

WACKER

ADDING 8,000 T/A OF POLYSILICON BY 2010 TO SUPPORT OUR CUSTOMERS



2006 2007 2008 2009 2010
Q1 Q2 Q3 Q4 Q1 Q2 Q3 Q4 Q1 Q2 Q3 Q4 Q1 Q2 Q3 Q4 Q1 Q2 Q3 Q4
6,500 t/a
Existing capacity
Poly 4 addition finalized in November '06
+ 3,500 t/a
Burghausen ("Poly 6")
Accelerating schedule
+ 4,500 t/a
Burghausen ("Poly 7")
On track
X Announcement
.... Ramp up
O Full capacity available

Construction Progress "Poly 6"



Poly 6

August 2006
Starting with process equipment installation



Poly 6

March 2007
Finally assembled TCS system

Construction Progress "Poly 7"



Poly 7

November 2006
Preparing the location



Poly 7

March 2007
Laying the foundations

WACKER

WACKER'S TCS PROCESS HELPS TO IMPROVE THE ENERGY PAYBACK TIME OF SOLAR SYSTEMS

Energy consumption per kg solar silicon (rel. units)



Total process: silane production + deposition
3
2
1
0
Performance?
Monosilane Rod
mg-Si-Refining
Monosilane Granular
WACKER TCS-Rod

Source: REC Offering Memorandum (May 2006), REC Capital Markets Day (22/11/2006); WACKER estimates

WACKER

SILTRONIC: COST-CUTTING ALONG THE VALUE CHAIN AND EXTENSION OF CAPACITY

Siltronic's value-added chain: pulling, slicing, lapping, cleaning, polishing





2006 2007 2008 2009 2010
Q1 Q2 Q3 Q4 Q1 Q2 Q3 Q4 Q1 Q2 Q3 Q4 Q1 Q2 Q3 Q4 Q1 Q2 Q3 Q4
300 mm 285 kw/m
Existing capacity
Fab extension Freiberg finalized in December '06
300 mm Burghausen (+ 60 kw/m)
Fab extension
300 mm JV Singapore (+ 300 kw/m)
Construction of new fab
X Announcement
.... Ramp up
O Full capacity available

WACKER

ONGOING DIVERSIFICATION OF SEMI DEMAND WITH DOUBLE DIGIT GROWTH RATES

Semiconductor Growth: 2007


2007
Cell Phone Shipments
+10-15% (Units)
2007
PC Shipments
+10% (Units)
2007
Digital Camera
+6.5% (Units)
2007
MP3 Only Player
+20% (Units)
2007
Digital TV
+44% (Units)
Cell Phones/Mobile 19.5%
Wired Communications 6.0%
Industrial/Military 8.2%
Automotive 6.3%
Consumer 20.5%
PC/Computer 39.6%
$273.8B / +10.0%
2007

Sources: ISuppli/Gartner/SIA November 2006 Forecast

SIA Semiconductor Industry Association

Key Messages

- Highest growth rates in Personal Technologies (MP3 players, digital TVs, multimedia cell phones)
- Decreasing share of PC based applications

WACKER

CURRENCY: HIGH NATURAL HEDGE IN CHEMICALS – SILTRONIC MORE EXPOSED

External sales and net USD exposure 2006 (EUR Million)



Chemicals
1,946
165
Polysilicon
133
0
Siltronic
1,258
585
External sales 2006
Net USD exposure 2006

2007: 1 ct change in USD/Euro ratio has an impact of 7 M Euro on EBIT, unhedged



WACKER

WACKER CHEMIE AG –
1st Quarter 2007 – Call Note

Dr. Peter-Alexander Wacker (CEO), Dr. Joachim Rauhut (CFO)

ISSUER, CONTACT AND ADDITIONAL INFORMATION

Issuer and contact:

Wacker Chemie AG
Hanns-Seidel-Platz 4
D-81737 Munich

Investor Relations
Mr. Joerg Hoffmann

Tel. +49 89 6279 1633
Fax +49 89 6279 2933

joerg.hoffmann@wacker.com
www.wacker.com

Additional information:

ISIN: DE000WCH8881

WKN: WCH888

Deutsche Börse: WCH

Ticker Bloomberg: CHM/WCK.GR

Ticker Reuters: CHE/WCHG.DE

Listing: Frankfurt Stock Exchange
Prime Standard

DEUTSCHE BÖRSE PRIME STANDARD

MDAX STOXX creating success

WACKER

WACKER Chemie AG

Conference Call on the First Quarter 2007

May 08, 2007

Dr Wacker, CEO

Dr Rauhut, CFO

Hoffmann, IR

WACKER

Hoffmann:

Ladies and Gentlemen, welcome to the first quarter 2007 conference call on WACKER Chemie AG. My name is Joerg Hoffmann, Head of Investor Relations. It's a pleasure to have with me today on the call Dr Peter Wacker, our CEO and Dr Joachim Rauhut, our CFO.

As a reminder, let me state that during this call we may make forward-looking statements based on current assumptions and estimates of WACKER's Executive Board. Although we assume that the expectations in these forward looking statements are realistic, we cannot guarantee that they will prove to be correct.

These assumptions may harbor risks and uncertainties that could cause actual results to differ considerably from the forward-looking statements. WACKER may not update those risk factors or the forward-looking statements made during this call, nor does it assume any obligation to do so.

We have published today our quarterly report, a press release, an Excel file detailing our quarterly data and a short presentation on Q1 to accompany this call on our website WWW.WACKER.COM under Investor Relations.

With this let me hand the call over to Dr Wacker.

WACKER

Dr Wacker:

Thank you, Joerg, and thank you all for joining us on this call.

Let me start with an overview of our strong first quarter and some observations on selected drivers for growth. Joachim will then give some more detail on the numbers and I'll wrap up with a summary of our outlook.

I am happy to report that we had a very successful first quarter.

- Strong Sales rising 18% over Q1 2006 to 944 million euros
- EBITDA increasing two and a half times as fast at 45% to 266 million euros.
- EBIT margin closing in on the 20% mark and our net income 73% higher than last year.
- Earnings per share growing by 54% to 2.3 euros per share.
- Net debt declining by more than 50% during the three months.

WACKER

This is clearly a very strong start supported by strong demand in Polysilicon, 300mm growth and stable pricing in Siltronic and a mild winter boosting sales of construction chemicals.

Since we last spoke, the Photon Solar conference was held in Munich, and I think it's worth commenting on some of the issues that were discussed there. Our view that polysilicon will be very tight until 2010 was confirmed. However, despite a flurry of forecasts, the visibility into the poly world after 2010 is not clear. At this point, we expect poly capacity from new entrants to hit the market somewhat later than some analysts expect. On the other hand, we are also seeing major existing suppliers accelerating their expansion plans. At the same time, the demand situation after 2010 is difficult to read because of an overhang of installed module capacity currently seeking more supplies that could swing a balancing poly market back into tightness.

WACKER

I would also like to remind you that the ultimate driver for success in solar will be the cost competitiveness of photovoltaic systems compared to other sources of electricity. In addition, quality is becoming more and more important in solar, as the efficiency and projected lifetime of cells are important factors in the economic feasibility of solar installations.

Whatever the scenario after 2010 will be, WACKER has increased its contracted poly sales, including supplies to Siltronic, to over 80% of capacity through 2015.

Proof of a continued tightness in the market is to us the fact that we continue to see strong demand for polysilicon from semi and solar customers, asking for long term contracts with attractive pricing and offering substantial prepayments.

WACKER

High quality, leading cost positions and speed of capacity delivery are decisive success factors in competing in the poly market long-term. We feel that we are solid cost leaders in polysilicon. When comparing cost positions it is important to look at the entire process, from gas generation to deposition. Especially with regards to the crucial factor of energy consumption for the whole production process we at WACKER feel most comfortable comparing ourselves against any competitor's technology.

Siltronic reported a strong EBITDA margin of 35 percent this past quarter. I know that some observers are concerned about the volatility in the wafer business, but a number of factors have in fact made this a much more stable business with more consistent growth rates, even in a very dynamic environment.

For one, the market for wafers has seen relatively stable growth rates in silicon area. Silicon area has increased over the last three years with an average annual growth rate of 16 per cent.

WACKER

Now looking at the supply side, we see that, the number of competitors has consolidated significantly. Only a handful of players can provide 300mm technology.

This consolidation has had a beneficial effect on supply stability. Also, increased awareness of the importance of inventory control across the industry may be helping to reduce price swings.

From a demand perspective, the share of wafer demand dependent on the PC has come down significantly. Today demand is much more diversified than at the beginning of this decade. Next, even though the share of 300mm is growing rapidly, 200mm demand has stabilized as smaller volume production for some shorter life cycle applications is economically more feasible on this diameter than on 300mm.

And finally, people tend to underestimate the dampening effect of solar silicon demand on semi wafer pricing. With growth rates far ahead of semi, silicon suppliers have a choice of where to direct their material; this option was not as significant five years ago.

WACKER

In summary, we will still have differing growth rates quarter over quarter, but we don't expect deep demand drops year over year, like the industry saw in the past.

With our strong link into the production of polysilicon, we have a firm commitment to the semi wafer market. Within WACKER our Siltronic business is a dedicated semi wafer company, whereas our Polysilicon business is serving both the solar and the semi industries.

But there is much more to WACKER than Poly and wafers. Our Polymers business is a good example of substantial growth where we leverage knowledge of our markets, chemical and process know-how to better serve our customers globally. The Polymers business is well placed to respond to mega trends such as energy saving via building insulation or water conservation by helping to reduce water loss in water delivery systems.

WACKER

This is a WACKER business where productivity improvements drive performance substantially. For example, Polymers was able to expand its available dispersible powder capacity last year substantially via debottlenecking up to 170 kt.

The dispersible powders or construction business has seen growth rates of around 13 per cent annually over the last couple of decades and should continue to grow fast. Leading know-how and a unique skill set about process development coupled with our in-house engineering capabilities help WACKER maintain a solid lead over our competitors.

WACKER is internationalizing rapidly. Our sales outside of Germany have grown at a rate of 18 percent per year since 2004, and today we are selling more in Asia than in Europe excluding Germany. Given our investments in the region, you should expect WACKER to become more of an Asian company quarter by quarter. Supporting this development is our strong technological base.

In dispersible powders, we have opened three new tech centers in Asia in the past 12 months. These help us develop new dispersible powder markets and create substantial growth opportunities for WACKER.

At the same time we are establishing bridgeheads with silicones in a JV with Dow Corning. With this we have access to a key intermediate at low cost, enabling us to participate in the strong growth of the Chinese silicones market. In addition, Siltronic's sales to Asia are increasing rapidly, as our customer industries are growing the fastest in this region. We believe that this overall trend is going to continue with strong growth in all regions outside North America.

All of these factors, the regionalization, the strong market in Polysilicon, growth in construction chemicals and a strong wafer business were relevant for our strong results in the first quarter.

Now I'd like to hand it over to Joachim.

WACKER

Dr Rauhut:

Thank you Peter,

I am going to touch on our segment performance in the first quarter and then go into some more detail concerning our financials.

We saw strong sales growth at Silicones of 8 per cent which was boosted by volume and mix effects. Currency and raw materials weighed on the segment keeping EBITDA at the level of last year. Products for the construction sector saw strong demand following mild winter conditions. Methanol prices peaked during the quarter. These prices are easing and we expect some relief in the next few quarters. We continue to work on further improving our product mix, substituting standardized products with higher value added products. Sales growth in the segment is expected above 5% for the full year, taking the weakening of the US dollar into account.

WACKER

We expect Silicones EBITDA margin somewhat below the average of 2006 as a result of mix effects, raw material costs, and currency factors as well as some additional cost allocation from our segment Others.

In our Polymers segment, productivity improvements and capacity growth over the last year are driving results as price increases take hold. Sales went up by 22% to 149 million euros. EBITDA increased by 44% to 34 million euros. A mild winter coupled with healthy demand from global construction and an accelerated substitution away from traditional formulation towards dispersible powders helped generate impressive volume gains. The strongest regional growth was recorded in Eastern Europe and in China. With our strong growth rates we are reaching the capacity limits of our integrated production chain. We are in the process of expanding our capacity, but today we are buying additional dispersions from our joint venture with Air Products in the US.

Going forward, this will somewhat weigh on earnings, but it will provide us with the necessary material to help our customers grow. Overall we expect Polymers sales growth of about 15 per cent this year, with an improving EBITDA margin over last year.

In Fine Chemicals; sales to agro campaigns helped to keep revenues at the level of the prior year despite lower contributions from exclusive synthesis. Sales in the segment reached 35 million euros, and due to mix effects, EBITDA was actually lower at 4 million euros. Our food ingredients and biologics businesses are growing well, while reorganization at our exclusive synthesis business is progressing as planned. For the full year we expect sales due to the reorganization to shrink slightly. EBITDA is expected at about the same level as in 2006, and EBIT should be somewhat better than last year.

In Polysilicon; sales went up by 8 per cent while our EBITDA margin stayed at about the prior year level of 36 per cent. Due to the mild winter, the first quarter reported only small sales of de-icing salt, which were very strong in Q1 2006. More important: year over year sales of hyper pure polysilicon increased by 35 per cent. The strong price trend in polysilicon continues. Beginning in January, as expected, the segment had to absorb substantial increases in energy costs from a mark to market in transfer pricing of electricity and by higher gas costs. The ramp-up of our Poly 6 unit for solar has begun, and we expect the unit to be fully operational in early Q4 this year, with most of the volume coming on-stream at the end of the ramp-up period. As the poly shortage continues, we received prepayments for future deliveries of polysilicon of 105 million euros in Q1. For the full year we expect to receive about the same amount that we collected in 2006. As of today more than 80% of our planned volumes are sold under contract through 2015. This includes poly sales to the Siltronic group.

We expect full-year sales in the Poly segment of 400 million euros with an EBITDA margin in the mid thirties.

Q1 sales at Siltronic increased by 32% over last year and by 9% over the prior quarter. The first quarter EBITDA margin was nearly 35%, up from Q4 and significantly higher than a year ago. Despite a strong Euro, EBITDA increased by 88% over Q1 2006 and by 13% over the prior quarter, supported by strong volume growth in 300mm and improved ASPs. Quarter-over-quarter pricing was stable and should remain stable in Q2 with overall volumes up in the mid single digits as the industry climbs out of its inventory correction. We continue to see strong growth in 300mm coupled with improving demand for 200mm and smaller diameter wafers. We are currently operating at very high utilization rates. Because we are reaching the limits of our current capacity, we are expanding our 300mm site in Burghausen, which needs a larger building. The expansion of this building in Q3 will result in temporarily reducing our 300mm capacity as we will have to run a variety of equipment in a warmdown-mode.

This construction effort will modestly reduce our effective capacity in Q3 and Q4 before output can be increased at the end of the year. Assuming the market continues to grow through the end of this year, this will translate into slightly lower 300mm market share.

Now, let's have a look at the environment. Gartner has not updated their forecast for the full year yet. Their volume forecast is still at about 10 per cent growth with an expectation of a stronger second half. Overall we agree with the view that the wafer market for the rest of the year will be stronger than the first quarter. Memory unit demand in the first quarter continued to grow unabated, keeping the 300mm wafer market strong. In addition, foundries are guiding for higher utilizations in Q2, and an even stronger second half of the year.

Our competitors and customers are guiding towards sales increases between 10 and 20 per cent for the full year.

WACKER

Although our visibility is limited to 3 to 6 months, and despite the weaker US dollar, we see Siltronic participating in this positive market environment.

Now let's look at our Others segment, where we record infrastructure and engineering services, corporate costs and sales to site partners. We have changed two transfer pricing items to better reflect market reality:

- First we require all of our infrastructure services to earn interest on their capital employed, and this results in higher service charges to the segments beginning in Q1. This especially affects Silicones.
- Secondly, as we grow out of self-sufficiency in electricity, we have to start buying electricity from the outside. We have changed the transfer prices of electricity from our own cogen and hydro power plants essentially marking them up to market.

This and the year over year increase in energy cost especially weighed on Polysilicon results. While Silicones and Polysilicon had to digest higher costs, our Others segment actually benefited from this starting in January. Given this structural change, I would suggest that you model the Others segment for the full year going forward with an EBITDA of up to negative 10 million Euros.

Now let's have a look at cash flow. For the full year 2007 we expect total depreciation for the group to stay on the level of the previous year.

We received 105 million euros in prepayments in Q1 and expect more to come in over the remainder of the year. From today's perspective we expect our net cash flow for 2007 to be clearly positive, despite capital investments of roughly 600 million Euros.

WACKER

Peter emphasized the growth aspects of our regional expansion; let me talk about currency implications. While our regional growth and investments outside the Euro zone help broaden our cost base and thus create a natural hedge, our transactional exposure still increases. Today we have the highest net currency exposure to the US-Dollar in Siltronic where about 75% all of our sales are transacted in Dollars.

This compares with virtually no exposure in Polysilicon where essentially all our contracts are based on the Euro.

However, under our reporting regime, swings in currency have a lesser apparent impact on Siltronic because Siltronic does its own hedging. In Chemicals, for instance in Silicones, segment reporting gets hit with the full currency effect, because the offsetting hedge gets recorded on the group level. Given our strong growth outside the Euro zone, our currency exposure is actually going up.

In 2007, a one cent change in the average yearly exchange rate between the US dollar and the Euro should have an unhedged impact of about 7 million euros on EBIT. We usually hedge 50 per cent of our net exposure using various instruments.

Looking out into the rest of the year there are some things to keep in mind when you do your models for the EBITDA result:

- As mentioned, in Q1 the exchange rate was Euro 1.31 per dollar versus about 1.36 today. The stronger Euro is a burden which we have to carry into the next quarters.
- Our visibility in Siltronic is limited to 3 to 6 months.
- Furthermore, as you saw in '05 and '06, Q4 is usually not so good in Chemicals.
- On top of that, this year we are facing either foregone sales or direct hits to EBITDA from some special situations:
- We have a plant turnaround scheduled in Polymers in October during which we will work on expanding capacity,

- The ramp-up of an additional 3,500 tons of solar poly capacity at Polysilicon will have some effects on results
- Our expansion activities at Siltronic will cut into our available 300mm capacity during the warmdown in the third quarter.

You will understand that with such a large number of moving parts it's difficult to pin down definitive full year guidance for EBITDA today. What we see, however, is that the first quarter trend continues into Q2. And for the full year our EBITDA should grow faster than our sales growth.

With this let me hand it back to Peter for some closing words and a summary of our guidance.

WACKER

Dr Wacker:

Thank you, Joachim.

As you see we are making good progress on our strategic road map. We continue to invest as scheduled in capacity expansions that will yield high returns. Our cash flow is expected to be very strong, supporting our expansion strategy.

We are confident about our performance this year. Our businesses are well positioned to meet global market trends and challenges, supporting our long-term growth prospects.

Let me summarize what we've told you today

- Silicones: sales up about 5 per cent, margin somewhat below 2006
- Polymers: sales up 15 per cent, margin better than last year
- Polysilicon: sales up 23% to about 400 million euros, margin mid-thirties

WACKER

- Fine Chemicals: sales below last year, EBITDA at last year's level
- Siltronic: competitors and customers expect 10 to 20 per cent growth. Stable pricing and volumes up mid single digits into Q2.
- And for the whole group based on current exchange rates, we expect group sales for the full year to grow over 10 per cent with a higher EBITDA margin than last year.

Over all we are in the comfortable situation that we facing balanced to very tight markets in all of our businesses, and I think that 2007 will be another record year for WACKER.

I think this is excellent news for all shareholders of Wacker Chemie.

Now, Joachim and I are looking forward to your questions.

WACKER

Operator?



WACKER

REPORT ON THE 2ND QUARTER 2007

CREATING TOMORROW'S SOLUTIONS

WACKER AT A GLANCE

€ million	Q2 2007	Q2 2006	Change in %	6M 2007	6M 2006	Change in %
Sales	959.0	830.4	15	1,902.7	1,628.9	17
EBITDA[1]	260.8	195.7	33	526.3	379.3	39
EBITDA margin[2]	27.2%	23.6%	15	27.7%	23.3%	19
EBIT[3]	178.2	111.8	59	366.1	217.5	68
EBIT margin[2]	18.6%	13.5%	38	19.2%	13.4%	44
Financial result	-6.2	-17.9	-65	-11.6	-28.9	-60
Income before taxes	172.0	93.9	83	354.5	188.6	88
Net income attributable to Wacker Chemie AG shareholders	130.0	66.5	95	244.5	132.7	84
Earnings per share in €	2.62	1.35	94	4.92	2.84	73
Investments (incl. financial assets)	180.7	96.1	88	271.7	172.4	58
Net cash flow	122.1	15.0	>100	346.3	37.7	>100

€ million	Jun. 30 2007	Jun. 30 2006	Dec. 31 2006
Equity	1,695.2	1,409.3	1,585.8
Financial liabilities	291.0	546.9	409.9
Provisions for pensions	362.5	358.6	354.8
Net financial debt	144.3	514.3	367.0
Total assets	3,588.3	3,078.8	3,258.2
Employees (number at end of period)	14,892	14,555	14,668

[1] EBITDA is EBIT before depreciation and amortization.
[2] Margins are calculated based on sales.
[3] EBIT is the result from continuing operations for the period before interest and other financial result, limited partnership interests, and income taxes.

REPORT ON THE 2ND QUARTER 2007

- Group sales increased in Q2 2007 by 15 % to €959 million
- Earnings before interest, tax, depreciation and amortization rose by 33 % to €261 million, EBITDA margin climbed to 27 percent
- Net cash flow reached €122 million in Q2 driven by prepayments from customers
- Earnings per share rose to €2.62 in Q2
- Increase in sales and profit for the full year confirmed

Dear Shareholders,

The good conditions enjoyed in the first three months of 2007 continued into the second quarter for the WACKER Group. Driven by a stable upturn in the global economy and continued strong trends in sales volume, particularly in the key growth regions of Eastern Europe and Asia, the WACKER Group's sales and profits for the period April 1 to June 30, 2007 showed a significant improvement over the same period for the previous year. The Group's performance more than made up for the exchange rate effects of the increasingly soft US dollar and rising raw materials and energy costs.

Interim Management Report

The Global Economic Situation: Growth Across a Broad Front

The upward trend in the global economy showed further solid progress in the period under review. The OECD [1] is forecasting that GDP in its member states grew in the second quarter of 2007 by 2.7 % from the same period the previous year. The IFO Institute [2] estimates that GDP in the euro zone rose by 2.9 %.

In the opinion of the Federal Ministry of Economy [3], the German economy is also continuing its robust upswing. The mild weather in the first three months of 2007 supported the stable economy. GDP continued to grow in the second quarter. The German government is predicting 2.4 % growth for the full year in 2007.

Germany's chemical industry [4] achieved sales of €83.3 billion in the first half of 2007, an increase of 8 % on the year before. The thriving trend in sales in Germany (€46.7 billion) and abroad (€37.1 billion) both contributed to this significant improvement. Overall, the VCI views the present situation as "the most positive and stable for a long time." The industry association expects its members to see a rise in sales of 7.5 % for the full year in 2007.

According to the latest forecast by the Gartner Group [5], the global market for silicon wafers in the second quarter of 2007 – measured by surface area sold – grew by 11.3 % compared with a year earlier.

[1] OECD Economic Outlook No. 81, Paris, May 24, 2007
[2] IFO Institute for Economic Research, Euro-zone Economic Outlook, Munich, Paris, Rome, July 12, 2007
[3] German Federal Ministry of Industry and Technology, monthly report 06-2007, Berlin, June 19, 2007
[4] Press release of the Verband der chemischen Industrie e.V., Frankfurt am Main, July 5, 2007
[5] Gartner Dataquest, Silicon Quarterly Demand Forecast, July 2007

Trends in Sales and Earnings

Sustained Growth: Sales Revenues Increase by 15 % in Second Quarter

All the main business divisions of the WACKER Group achieved better results for the period than in the comparable quarter last year, in both sales and income. Group sales rose by 15 % compared with the second quarter of 2006, to €959.0 million (previous year: €830.4 million) for the period from April to June 2007. The cumulative sales volume for the first half of 2007 was €1.9 billion (previous year: €1.63 billion), 17 % higher than in 2006. This reflects the particularly strong business performance in the first quarter.

There are several reasons for the sales growth: in many divisions volumes increased significantly, mainly because of the expansion of production capacity as part of the Group's strategic growth projects. Price increases in some business divisions also contributed to sales growth. Overall the volume increase had a positive net impact on Group sales of +13 %, with price effects making a further net contribution of +7 %. On the other hand, the Group suffered negative exchange rate effects of −5%. On balance therefore, the volume and price gains more than outweighed the exchange rate pressure.

Strong Sales Growth for Siltronic and WACKER POLYSILICON

Once more, the biggest growth driver in the WACKER Group was the semiconductor business. Siltronic generated total sales of €370.9 million (previous year: €300.3 million) in the second quarter. For the whole of the first half of 2007, it achieved sales of €748.2 million (previous year: €586.7 million). Growth rates compared with the same period in the previous year were around 24 % for the quarter and 28 % for the half-year. These figures include volume and price increases.

Sales in the WACKER POLYSILICON business division were similarly robust. Its 2007 second quarter sales increased by 26 % compared with 2006, to €97.9 million (previous year: €77.9 million). For the whole of the first half of this year, the division achieved sales of €190.1 million (previous year: €163.4 million). Compared with the prior-year period, this represents an increase of 16 %. This rise illustrates the continuing difficult supply situation for polysilicon in the semiconductor and photovoltaic industries, which also resulted in higher prices.

WACKER SILICONES exceeded last year's results in the second quarter by 8 %, with total sales of €353.6 million (previous year: €327.3 million). For the whole of the first half of 2007, the division achieved sales of €701.6 million (previous year: €650.3 million). Again, this is 8 % more than last year. WACKER POLYMERS generated total sales of €167.7 million (previous year: €147.4 million) in the second quarter, placing the division 14 % above the comparable figure for the previous year. Sales came to €316.4 million (previous year: €268.8 million) for the first half of 2007, 18 % up on last year's figure. WACKER FINE CHEMICALS' sales for the second quarter of 2007 came to €27.6 million (previous year: €28.0 million), equaling the previous year's performance. Comparing this half year with that of 2006, the division's sales of €62.6 million (previous year: €61.5 million) were slightly up on last year's.

Asia and Eastern Europe Show Continuing Strong Growth

On a regional basis, the Asian and European markets remained WACKER's most important sales areas in the second quarter of 2007. Central and Eastern Europe and China grew particularly fast. Market potential in these areas continues to look attractive. In Asia, second-quarter sales rose by 46 % to €328.7 million (previous year: €225.5 million). European countries (excluding Germany) contributed €271.5 million (previous year: €248.5 million) to the Group's sales for the period. Compared with the same period last year, that means a rise of 9 %.

The Americas and Germany ranked more or less equal with sales of € 160.9 million (previous year: € 165.7 million) and € 168.4 million (previous year: € 163.8 million) respectively in the second quarter. The Americas were impacted by exchange rate effects resulting from the soft US dollar and by lower economic growth overall. This meant that the region could not quite equal last year's figures. Germany showed a rise in sales of 3 % compared with 2006. In the other regions, WACKER generated sales from April to June 2007 of €29.5 million (previous year: €26.9 million), outstripping the prior-year figure by 10 %.

EBITDA Margin 27 %

Compared with sales, the WACKER Group's earnings rose faster than average. There are several reasons for the significant increase in profitability since last year. In some divisions, WACKER managed to increase prices in the market. The main impact, however, came from economies of scale arising from increased production volumes and productivity improvements. In addition, increased costs of raw materials and energy as well as pressure from exchange rates were outweighed by higher prices.

In the second quarter of 2007, the WACKER Group achieved earnings before interest, tax, depreciation and amortization (EBITDA) of €260.8 million (previous year: € 195.7 million). This was more than 33 % above last year's figure. As a result, the EBITDA margin improved to 27.2 %, following 23.6 % in the second quarter of last year. On the basis of the half year, the Group generated EBITDA of €526.3 million (previous year: €379.3 million) in the first six months of 2007, an increase of 39 %. The Group upped earnings before interest and tax (EBIT) in the period under review by 59 % on the previous year, to € 178.2 million (previous year: € 111.8 million). EBIT for the first half of 2007 came to €366.1 million (previous year: €217.5 million), an increase of 68 %.

As was the case with sales, the largest share of this sharp increase in earnings was accounted for by Siltronic's semiconductor business. In the second quarter of 2007, Siltronic enjoyed total sales of € 122.8 million (previous year: €73.0 million), 68 % more than last year. WACKER POLYSILICON also achieved a substantial increase in EBITDA, which rose by 51 % to €34.8 million (previous year: €23.0 million). The WACKER POLYMERS business division also recorded a significant increase in earnings of 17 %. In the second quarter of 2007, the division generated EBITDA of €34.5 million (previous year: €29.4 million). WACKER SILICONES and WACKER FINE CHEMICALS, on the other hand, only slightly exceeded the previous year's figures.

Earnings per Share Rise to €2.62

Group earnings rose in the second quarter of this year to € 130.0 million (previous year: €66.5 million). Compared with the comparable prior-year period, this represents an increase of 95 %. Earnings per share increased to €2.62 (previous year: € 1.35).

Prepayments by Customers Drive Net Cash Flow

The WACKER Group achieved net cash flow of € 122.1 million (previous year: € 15.0 million) in the period under review. The net balance of the cash inflow from operating activities and the cash outflow from investing activities therefore increased more than eight-fold compared with the same figure for the previous year. Decisive factors were the very strong business performance and, above all, prepayments received from customers for future polysilicon deliveries.

Actively Investing to Expand Market Presence in Attractive Growth Markets

Investments in property, plant, equipment, intangible assets and financial assets in the second quarter of 2007 came to €180.7 million (previous year: €96.1 million), 88% above the figure for the same quarter of the previous year. The ongoing construction and expansion of new production capacity in the business divisions formed the core of this investing activity:

- The WACKER SILICONES business division is currently building a production complex for fumed silica (HDK®) at the Zhangjiagang (China) site, and is also further expanding its downstream silicone products facilities there.
- WACKER POLYMERS is building a new dryer for dispersible polymer powders at the Burghausen site.
- WACKER POLYSILICON is increasing its polysilicon production at Burghausen, adding expansion phases "Poly 6" and "Poly 7".
- Siltronic is expanding its 300 mm wafer capacities at Burghausen, and building a new 300 mm wafer fabrication facility in Singapore.

Additional Production Capacity Means Increased Workforce

As of June 30, 2007 WACKER employed a global workforce of 14,892 people (March 31, 2007: 14,788). The number of employees has therefore increased slightly compared with the end of the first quarter of 2007. The workforce additions are closely linked to the ongoing expansion of production capacity. At the German sites, 11,513 staff (March 31, 2007: 11,447) were employed, with 3,379 (March 31, 2007: 3,341) at international locations.

Joint Ventures with Air Products

In spring 2006, joint venture partner Air Products Chemicals Inc. informed WACKER of its intention to withdraw from the joint ventures (Air Products Polymers and Wacker Polymer Systems), and started the divestiture process. Due to existing contracts, WACKER does not expect this change to significantly affect WACKER POLYMERS' business.

Annual Shareholders' Meeting 2007

The Annual Shareholders' Meeting of Wacker Chemie AG for the 2006 fiscal year took place on May 29, 2007 at the International Congress Centre in Munich. The Supervisory Board, Executive Board and shareholders were not only able to review the WACKER Group's first year as a quoted MDAX company, but could also look back on the best fiscal year in the history of the Munich chemical group – a period spanning more than 90 years. The shareholders present passed the proposals of the management on all agenda items by a large majority. With regard to the appropriation of the year's net income for 2006, the Annual Meeting decided, among other things, on a dividend of €2.00 (2006: €1.60) per dividend-bearing share and a one-time special bonus of €0.50 per dividend-bearing share. The dividend and special bonus were paid to shareholders on May 30, 2007.

OVERVIEW OF FINANCIAL POSITION

Condensed income statement

€ million	Q2 2007	Q2 2006	Change in %	6M 2007	6M 2006	Change in %
Sales	**959.0**	**830.4**	**15**	**1,902.7**	**1,628.9**	**17**
Gross profit from sales	**307.0**	**234.6**	**31**	**612.1**	**460.7**	**33**
Selling, research and develop. and general administrative expenses	−120.3	−116.0	4	−232.0	−229.1	1
Other operating income and expenses	−13.3	−15.2	−13	−18.4	−23.1	−20
Operating result	**173.4**	**103.4**	**68**	**361.7**	**208.5**	**73**
Income from investments	4.8	8.4	−43	4.4	9.0	−51
EBIT	**178.2**	**111.8**	**59**	**366.1**	**217.5**	**68**
Financial result	−6.2	−17.9	−65	−11.6	−28.9	−60
Income before taxes	**172.0**	**93.9**	**83**	**354.5**	**188.6**	**88**
Income taxes	−41.5	−27.2	53	−109.3	−55.6	97
Net income before minority interests	**130.5**	**66.7**	**96**	**245.2**	**133.0**	**84**
Minority interests	−0.5	−0.2	>100	−0.7	−0.3	>100
Net income attributable to Wacker Chemie AG shareholders	**130.0**	**66.5**	**95**	**244.5**	**132.7**	**84**

Earnings per share in €	Q2 2007	Q2 2006	Change in %	6M 2007	6M 2006	Change in %
Earnings per share	2.62	1.35	94	4.92	2.84	73
Average number of shares outstanding (weighted)	49,677,983	49,143,145	1	49,677,983	46,736,372	6

Reconciliation to EBITDA in € million	Q2 2007	Q2 2006	Change in %	6M 2007	6M 2006	Change in %
EBIT	178.2	111.8	59	366.1	217.5	68
Depreciation and amortization	82.6	83.9	−2	160.2	161.8	−1
EBITDA	260.8	195.7	33	526.3	379.3	39

Notes to the Results of Operations

Because of the upward trend in business and the associated improved utilization of production capacity, sales rose faster than production costs in the first half year compared with the same period in 2006. Consequently, the gross profit rose disproportionately by just under 33 % from €460.7 million to €612.1 million. The change in other functional costs was insignificant.

Other operating income increased by over 12 %, from €36.4 million to €40.8 million. The main factor here was increased gains from hedging of anticipated sales. Other operating expenses remained around the level of the prior-year period.

The results from investments reflect the continuing start-up losses on the two joint ventures with Samsung and Dow Corning. The income from investments in joint ventures and associated companies fell by €5.1 million,

from € 1.4 million to –€3.7 million. The financial results improved from –€28.9 million to –€ 11.6 million. This is mainly explained by the €14.8 million reduction in interest expenses. On the other hand, because of the good results generated by the Group companies of the WACKER POLYMERS division, the minority share of limited partnership results, recorded as an expense, rose from –€6.5 million last year to –€9.1 million in 2007.

The tax rate was 30.8 % for the half, and only 24.1 % for the second quarter. The corresponding figures for the previous year were 29.5 % for the half and 29.0 % for the quarter. The rates for the current year are influenced by deferred tax assets in connection with one Siltronic company. Without this effect, the tax rates for both periods would have been around 38 %. The lower rates for the previous year were due to the use of tax losses, which have now been almost entirely exhausted.

Condensed balance sheet

€ million	Jun. 30 2007	Jun. 30 2006	Change in %	Dec. 31 2006	Change in %
ASSETS					
Intangible assets, property, plant and equipment	1,992.0	1,862.3	7	1,935.4	3
Investments in associates	131.8	14.4	> 100	98.3	34
Other non-current assets	148.6	94.0	58	112.5	32
Non-current assets	**2,272.4**	**1,970.7**	**15**	**2,146.2**	**6**
Inventories	427.1	392.4	9	407.9	5
Trade receivables	572.0	504.0	13	475.7	20
Other current assets	316.8	211.7	50	228.4	39
Current assets	**1,315.9**	**1,108.1**	**19**	**1,112.0**	**18**
Total assets	**3,588.3**	**3,078.8**	**17**	**3,258.2**	**10**
LIABILITIES AND EQUITY					
Equity	**1,695.2**	**1,409.3**	**20**	**1,585.8**	**7**
Minority interests in limited partnership capital	40.8	35.9	14	31.8	28
Provisions	584.8	550.0	6	543.8	8
Financial liabilities	236.4	442.9	–47	321.9	–27
Other liabilities	477.7	101.7	> 100	235.0	> 100
of which prepayments received	444.3	79.5	> 100	217.8	> 100
Non-current liabilities	**1,339.7**	**1,130.5**	**19**	**1,132.5**	**18**
Financial liabilities	54.6	104.0	–48	88.0	–38
Trade liabilities	214.0	193.8	10	205.9	4
Other provisions and liabilities	284.8	241.2	18	246.0	16
Current liabilities	**553.4**	**539.0**	**3**	**539.9**	**3**
Liabilities	**1,893.1**	**1,669.5**	**13**	**1,672.4**	**13**
Total liabilities and equity	**3,588.3**	**3,078.8**	**17**	**3,258.2**	**10**

Notes to Net Assets

In the first six months of 2007, consolidated total assets increased by €330.1 million from €3,258.2 million to €3,588.3 million. This increase had most impact on current assets: cash and cash equivalents in particular went up by more than € 100 million. Trade receivables also rose by almost € 100 million due to the increased business volume.

In non-current assets, deferred taxes and fixed assets increased – investments in plant and further contributions to the joint venture with Samsung were important here. The increase in deferred taxes resulted – as already mentioned in the notes to the results of operations – from timing differences relating to one Siltronic company. In total, non-current assets increased by € 126.2 million to € 2,272.4 million.

In comparison with the last balance sheet date, equity increased by € 109.4 million from € 1,585.8 million to € 1,695.2 million. This is mainly the balance arising from two different events – net income and the dividend payment. Net income before minority interests increased equity by € 245.2 million. This represents a € 112.2 million rise in comparison to the same period of 2006.

At the same time, equity was reduced as a result of distributions from the net income for the previous year. Of this, € 124.2 million went to the shareholders of Wacker Chemie AG while €0.1 million was paid out in the form of dividends to minority shareholders in group companies.

Non-current liabilities increased substantially by over € 200 million to € 1,339.7 million. Additional prepayments, largely against future deliveries of polysilicon, amounting to € 226.5 million had a particular impact in this area. At the same time, it proved possible to reduce financial liabilities by € 85.5 million.

The changes in the current liabilities in comparison to December 31, 2006 are the net result of an increase in current provisions of € 39.9 million – almost entirely as a result of tax provisions due to higher prepayments of taxes – and lower financial liabilities, which fell by € 33.4 million. All in all, current liabilities increased by € 13.5 million to € 553.4 million.

Condensed statement of cash flows

€ million	6M 2007	6M 2006	Change in %
Net income before minority interests	245.2	133.0	84
Depreciation and amortization	160.2	161.8	-1
Changes in inventories	-21.6	-16.5	31
Changes in trade receivables	-94.7	-88.5	7
Changes in other assets	0.7	-62.0	n.m.
Changes in prepayments received	242.6	80.2	> 100
Other non-cash expenses and income	79.5	25.9	> 100
Cash flow from operating activities (gross cash flow)	**611.9**	**233.9**	**>100**
Cash flow from investing activities	**-265.6**	**-196.2**	**35**
Net cash flow	**346.3**	**37.7**	**>100**
Increase in partners' shares	0.0	7.5	-100
Dividends paid on prior year's result	-124.3	-70.9	75
Sale of own shares	0.0	408.7	-100
Changes in financial liabilities	-118.0	-384.2	-69
Cash flow from financing activities	**-242.3**	**-38.9**	**>100**
Changes in cash due to exchange rate fluctuations and changes in the scope of consolidation	-0.2	-0.9	-78
Changes in cash and cash equivalents	**103.8**	**-2.1**	**n.m.**
At beginning of year	42.9	34.7	24
At end of period	146.7	32.6	> 100

Notes to the Financial Position

In comparison with the first half of 2006, cash flow from operating activities increased by €378 million from €233.9 million to €611.9 million. The two main drivers of this increase were net income before minority interests which increased by €112.2 million and the inflow from prepayments received – largely for future deliveries of polysilicon – which increased by over €162 million to €242.6 million. In addition, the inflow from the changes in other assets in the period under review amounted to €0.7 million, while in the first half of 2006 we recorded an outflow of €62.0 million. This was the result of an increased commitment of funds, particularly in relation to derivative financial instruments, receivables from investment grants and accrued VAT from the prepayments received.

Cash flow from investing activities increased in the period under review by €69.4 million, from -€196.2 million to -€265.6 million. The increase in capital expenditures comprised both higher investments in property, plant and equipment and considerably higher investments in financial assets, namely into the joint venture with Samsung.

Net cash flow rose substantially by €308.6 million, from €37.7 million in the first half of 2006 to €346.3 million.

In financing activities, 2006 was influenced by the proceeds from the sale of shares as part of the initial public offering. As a result of this, it proved possible to reduce financial liabilities. In the period under review it was again possible to reduce financial liabilities from net cash flow, to the extent of €118 million. There was an even higher outflow of cash and cash equivalents, amounting to €124.3 million, as a result of the distribution of dividends. In comparison with the first half of 2006, this represents an increase of €53.4 million. Cash flow from financing activities amounted to -242.3 million net, making it €203.4 million lower than in the same period of the previous year.

BUSINESS DIVISION RESULTS

Sales

€ million	Q2 2007	Q2 2006	Change in %	6M 2007	6M 2006	Change in %
WACKER SILICONES	353.6	327.3	8	701.6	650.3	8
WACKER POLYMERS	167.7	147.4	14	316.4	268.8	18
WACKER FINE CHEMICALS	27.6	28.0	-1	62.6	61.5	2
WACKER POLYSILICON	97.9	77.9	26	190.1	163.4	16
Siltronic	370.9	300.3	24	748.2	586.7	28
Corporate Functions/Other	60.0	52.7	14	122.0	105.0	16
Consolidation	-118.7	-103.2	15	-238.2	-206.8	15
Group sales	**959.0**	**830.4**	**15**	**1,902.7**	**1,628.9**	**17**

EBIT

€ million	Q2 2007	Q2 2006	Change in %	6M 2007	6M 2006	Change in %
WACKER SILICONES	47.4	45.7	4	91.2	89.9	1
WACKER POLYMERS	30.3	24.8	22	60.3	44.0	37
WACKER FINE CHEMICALS	1.4	-0.9	n.m.	3.8	3.1	23
WACKER POLYSILICON	24.4	16.4	49	48.9	41.0	19
Siltronic	87.6	37.6	>100	183.9	70.9	>100
Corporate Functions/Other	-13.8	-12.0	15	-21.6	-30.0	-28
Consolidation	0.9	0.2	>100	-0.4	-1.4	-71
Group EBIT	**178.2**	**111.8**	**59**	**366.1**	**217.5**	**68**

EBITDA

€ million	Q2 2007	Q2 2006	Change in %	6M 2007	6M 2006	Change in %
WACKER SILICONES	68.0	67.0	1	132.3	131.8	0
WACKER POLYMERS	34.5	29.4	17	68.7	53.1	29
WACKER FINE CHEMICALS	3.8	3.1	23	7.4	8.9	-17
WACKER POLYSILICON	34.8	23.0	51	68.3	53.9	27
Siltronic	122.8	73.0	68	253.2	142.3	78
Corporate Functions/Other	-4.1	0.0	n.m.	-3.3	-9.3	-65
Consolidation	1.0	0.2	>100	-0.3	-1.4	-79
Group EBITDA	**260.8**	**195.7**	**33**	**526.3**	**379.3**	**39**

WACKER SILICONES

€ million	Q2 2007	Q2 2006	Change in %	6M 2007	6M 2006	Change in %
Sales						
External sales	341.9	316.6	8	677.8	628.7	8
Internal sales	11.7	10.7	9	23.8	21.6	10
Total sales	**353.6**	**327.3**	**8**	**701.6**	**650.3**	**8**
EBIT	**47.4**	**45.7**	**4**	**91.2**	**89.9**	**1**
EBIT margin	13.4 %	14.0 %	-4	13.0 %	13.8 %	-6
Depreciation	20.6	21.3	-3	41.1	41.9	-2
EBITDA	**68.0**	**67.0**	**1**	**132.3**	**131.8**	**0**
EBITDA margin	19.2 %	20.5 %	-6	18.9 %	20.3 %	-7
Investments	30.1	27.2	11	47.5	50.3	-6
	Jun. 30 2007	Mar. 31 2007		Jun. 30 2007	Dec. 31 2006	
Number of employees	3.809	3.781	1	3.809	3.767	1

In the 2nd quarter of 2007, WACKER SILICONES achieved total sales of €353.6 million (previous year: €327.3 million) – around 8 % higher than the comparative figure for the previous year.

The main reason for this growth in sales was higher volumes. It also proved possible to achieve price gains in a number of areas. Currency effects, however, put considerable pressure on sales. From a regional perspective, Asia and Europe in particular contributed to the stable growth in this division.

In the second quarter of 2007, WACKER SILICONES achieved EBITDA of €68.0 million (previous year: €67.0 million), 1 % more than in the same period last year. Although there was a slight downward trend in the market price for methanol in the last three months, the costs of raw materials, particularly for raw silicon, were above the previous year's level overall. The EBITDA margin for the period under review was 19.2 % (previous year: 20.5 %).

The division invested €30.1 million (previous year: €27.2 million) during the second quarter of the year. The funds went primarily into expanding production facilities at the Zhangjiagang site in China, where WACKER SILICONES, together with Dow Corning, is setting up a production complex for the manufacture of fumed silica (HDK®) and siloxanes. The project continued to run at full steam during the period under review. The completion of the HDK® plant is expected towards the end of 2007.

WACKER SILICONES had 3,809 employees on June 30, 2007 (March 31, 2007: 3,781).

WACKER POLYMERS

€ million	Q2 2007	Q2 2006	Change in %	6M 2007	6M 2006	Change in %
Sales						
External sales	165.8	145.0	14	312.1	263.7	18
Internal sales	1.9	2.4	-21	4.3	5.1	-16
Total sales	**167.7**	**147.4**	**14**	**316.4**	**268.8**	**18**
EBIT	**30.3**	**24.8**	**22**	**60.3**	**44.0**	**37**
EBIT margin	18.1 %	16.8 %	7	19.1 %	16.4 %	16
Depreciation	4.2	4.6	-9	8.4	9.1	-8
EBITDA	**34.5**	**29.4**	**17**	**68.7**	**53.1**	**29**
EBITDA margin	20.6 %	19.9 %	3	21.7 %	19.8 %	10
Investments	10.3	3.8	> 100	19.9	7.0	> 100
	Jun. 30 2007	Mar. 31 2007		Jun. 30 2007	Dec. 31 2006	
Number of employees	1.084	1.071	1	1.084	1.050	3

WACKER POLYMERS again benefited from strong growth in global construction in Q2 2007. This division posted total sales of € 167.7 million (previous year: € 147.4 million), a 14 % rise over the same period in the previous year.

The main contributor to these gains was higher sales of dispersible polymer powders. The division was able to boost its capacity by eliminating production bottlenecks. In the second quarter of 2007, WACKER POLYMERS once again reported its highest growth rates in Central and Eastern Europe, and in China. Due to strong demand, production of dispersible polymer powders was running at full capacity at all sites.

In Q2 2007, WACKER POLYMERS posted EBITDA of €34.5 million (previous year: €29.4 million), a rise of around 17 %. This was mainly driven by a growth in sales volume and higher earnings from dispersible polymer powders. This division raised the prices it charges its customers for these products at the beginning of the year. However, exchange-rate effects, higher raw material prices and limited availability of vinylacetate monomer had the effect of slowing profit growth. In the second quarter of 2007, WACKER POLYMERS reported an EBITDA margin of 20.6 % (previous year: 19.9 %).

The division invested € 10.3 million (previous year: € 3.8 million) during the quarter. Investment focused mainly on the ongoing expansion of production capacity for dispersible polymer powders at the Burghausen facility. To meet the rapidly growing demand for this product in the booming Chinese market, WACKER POLYMERS is now building a further production plant in Nanjing with an annual capacity of 30,000 metric tons. The facility is scheduled to go on-stream at the end of 2008.

WACKER POLYMERS had 1,084 employees on June 30, 2007 (March 31, 2007: 1,071).

WACKER FINE CHEMICALS

€ million	Q2 2007	Q2 2006	Change in %	6M 2007	6M 2006	Change in %
Sales						
External sales	24.4	25.2	-3	56.4	55.8	1
Internal sales	3.2	2.8	14	6.2	5.7	9
Total sales	**27.6**	**28.0**	**-1**	**62.6**	**61.5**	**2**
EBIT	**1.4**	**-0.9**	**n.m.**	**3.8**	**3.1**	**23**
EBIT margin	5.1 %	-3.2 %	n.m.	6.1 %	5.0 %	20
Depreciation	2.4	4.0	-40	3.6	5.8	-38
EBITDA	**3.8**	**3.1**	**23**	**7.4**	**8.9**	**-17**
EBITDA margin	13.8 %	11.1 %	24	11.8 %	14.5 %	-18
Investments	2.5	2.0	25	4.2	2.0	>100
	Jun. 30 2007	Mar. 31 2007		Jun. 30 2007	Dec. 31 2006	
Number of employees	298	299	0	298	300	-1

In Q2 2007, WACKER FINE CHEMICALS posted total sales of €27.6 million (previous year: €28.0 million), in line with 2006 levels.

Falling sales of standard products and custom fine chemicals were counterbalanced by strong demand for the biotech product Cysteine. The division's sales growth in Asia outpaced all other regions, although Europe and the Americas continue to represent the largest markets in absolute terms.

In Q2 2007, WACKER FINE CHEMICALS posted higher EBITDA year-on-year at €3.8 million (previous year: €3.1 million). The results of the ongoing restructuring of its custom fine chemicals business can already be seen in the profit figures. At 13.8 %, the EBITDA margins of WACKER FINE CHEMICALS also exceeded the previous year's level of 11.1 %.

WACKER FINE CHEMICALS had 298 employees on June 30, 2007 (March 31, 2007: 299).

WACKER POLYSILICON

€ million	Q2 2007	Q2 2006	Change in %	6M 2007	6M 2006	Change in %
Sales						
External sales	44.3	31.5	41	83.5	71.5	17
Internal sales	53.6	46.4	16	106.6	91.9	16
Total sales	**97.9**	**77.9**	**26**	**190.1**	**163.4**	**16**
EBIT	**24.4**	**16.4**	**49**	**48.9**	**41.0**	**19**
EBIT margin	24.9%	21.1%	18	25.7%	25.1%	3
Depreciation	10.4	6.6	58	19.4	12.9	50
EBITDA	**34.8**	**23.0**	**51**	**68.3**	**53.9**	**27**
EBITDA margin	35.5%	29.5%	20	35.9%	33.0%	9
Investments	44	32.7	35	77.4	55.6	39
	Jun. 30 2007	Mar. 31 2007		Jun. 30 2007	Dec. 31 2006	
Number of employees	939	917	2	939	875	7

In Q2 2007, WACKER POLYSILICON boosted total sales to €97.9 million (previous year: €77.9 million), a 26% rise over last year's numbers.

This increase was mainly due to higher prices as well as volume gains in polysilicon production enabled by "Poly 4" (commissioned in late 2006). Demand and sales in Asia, especially China, rose particularly strongly.

In Q2 2007, EBITDA shot up 51% year-on-year to €34.8 million (previous year: €23.0 million). The main factors behind this jump in profits were higher sales and prices for polysilicon products. EBITDA margins were 35.5% versus 29.5% in the second quarter of 2006.

WACKER POLYSILICON invested €44.0 million (previous year: €32.7 million) in Q2 2007. Capital expenditure focused mainly on the continued expansion of polysilicon capacity at Burghausen. In expansion phase 6, which will boost nominal annual production capacity by 3,500 metric tons, the first reactors are already in trial operation. Further reactors will soon go on-stream. Work on expansion phases 7 and 8, with a nominal annual production capacity of 4,500 and 7,000 metric tons respectively, is on schedule. WACKER POLYSILICON is constructing a new plant for the production of granular polysilicon, with the goal of expanding and enhancing the line of products for the solar industry. The new facility, with a nominal production capacity of 650 metric tons, is scheduled to go on-stream in late 2008. Granular silicon offers manufacturers certain processing-relating advantages in the production of solar wafers. When completed, these production expansion projects will result in a total annual capacity of more than 22,000 metric tons by 2010.

The number of employees at the WACKER POLYSILICON division had risen to 939 by June 30, 2007 (March 31, 2007: 917).

SILTRONIC

€ million	Q2 2007	Q2 2006	Change in %	6M 2007	6M 2006	Change in %
Sales						
External sales	369.2	298.7	24	745.2	583.5	28
Internal sales	1.7	1.6	6	3.0	3.2	-6
Total sales	**370.9**	**300.3**	**24**	**748.2**	**586.7**	**28**
EBIT	**87.6**	**37.6**	**>100**	**183.9**	**70.9**	**>100**
EBIT margin	23.6 %	12.5 %	89	24.6 %	12.1 %	>100
Depreciation	35.2	35.4	-1	69.3	71.4	-3
EBITDA	**122.8**	**73.0**	**68**	**253.2**	**142.3**	**78**
EBITDA margin	33.1 %	24.3 %	36	33.8 %	24.3 %	40
Investments	75.8	21.4	>100	92.1	40.3	>100
	Jun. 30 2007	Mar. 31 2007		Jun. 30 2007	Dec. 31 2006	
Number of employees	5.626	5.609	0	5.626	5.585	1

Siltronic posted Q2 2007 sales of €370.9 million (previous year: €300.3 million). This represents a rise of nearly 24 % over the same period in 2006.

The main impulses fuelling this strong performance were robust volume growth – particularly for 300 mm wafers – and higher average prices for all wafer sizes. This more than offset any impact caused by the currency effects. Some 60 % of Siltronic's sales in the reporting period were generated in Asia (including Japan), where growth continue to outstrip other regions.

Q2 2007 EBITDA improved to € 122.8 million (previous year: € 73.0 million), mainly due to higher volumes and prices. This represents a 68 % rise year-on-year. The EBITDA margins for the reporting period were 33.1 % (previous year: 24.3 %), almost 9 percentage points above last year's levels.

Siltronic experienced high capacity utilization levels, especially for 300 mm wafers. In a move intended to further bolster its strong global market position in this segment, the division is currently expanding its production capacity for 300 mm wafers at the Burghausen site and through the joint venture with Samsung in Singapore. In Q2 2007, investments focused on these strategic expansion projects, which continue to proceed on schedule. Siltronic invested € 75.8 million (previous year: € 21.4 million) in Q2 2007, more than tripling investments over last year.

Siltronic had 5,626 employees on June 30, 2007 (March 31, 2007: 5,609).

CORPORATE FUNCTIONS / OTHER
OPPORTUNITIES AND RISKS, OUTLOOK

Corporate Functions/Other

Corporate Functions/Other posted total April-June sales of €60.0 million (previous year: €52.7 million), a 14% year-on-year gain, primarily due to increased procurement of in-house corporate services and passing on higher energy costs to Group subsidiaries. Q2 EBITDA from Corporate Functions/Other amounted to –€4.1 million (previous year: €0.0 million).

Opportunities and Risks

As one of the leading companies in the chemical and semiconductor sectors, WACKER is present in all major markets. As a consequence, the Group is exposed to various specific entrepreneurial opportunities and risks. For a presentation of general risks, please refer to pages 60 to 62 in our Annual Report 2006.

For the remaining fiscal year 2007, specific risks evolve from longer than planned temporary shutdowns, potential bottlenecks in raw material availability as well as incomplete hedging of foreign exchange exposure. At present, impacts of current weaknesses in the US real estate market on domestic consumer behavior and thus on WACKER's US business remain unclear.

The aforementioned risks are facing various opportunities. Upward trends in demand which also fuel increases in prices and capacity utilizations provide chances for rises in sales and profitability. Further opportunites for profitability improvements may arise from a currency depreciation of the Euro vs. US dollar and Yen. In addition, possibly earlier than planned startups of new plants being currently under construction, particularly in the POLYSILICON division, as well as increasing market dynamics in Eastern Europe and Asia may provide chances for accelerated extensions of market positions. Latent chances further arise from favourable developments in availability and prices of raw materials.

Outlook

In view of the latest forecasts for the global economy and the Group's own appraisal of demand trends, WACKER expects an ongoingly robust business development for the next six months. However, due to planned warm-downs and shut-downs of production plants as well as a softening demand in 200 mm wafers, results for the 2nd half are anticipated to be behind the exceptionally strong first half in 2007. The Group nevertheless expects sales to grow by over 10% for the full year, accompanied by an improvement in the EBITDA margin over the previous year's figures.

Munich, August 2, 2007

INTERIM FINANCIAL STATEMENTS AS OF JUNE 30, 2007

Income statement

€ million	Q2 2007	Q2 2006	Change in %	6M 2007	6M 2006	Change in %
Sales	**959.0**	**830.4**	**15**	**1,902.7**	**1,628.9**	**17**
Costs of goods sold	-652.0	-595.8	9	-1,290.6	-1,168.2	10
Gross profit from sales	**307.0**	**234.6**	**31**	**612.1**	**460.7**	**33**
Selling expenses	-58.6	-56.0	5	-113.2	-110.4	3
Research and development expenses	-39.1	-37.0	6	-75.1	-73.5	2
General administrative expenses	-22.6	-23.0	-2	-43.7	-45.2	-3
Other operating income	21.7	20.6	5	40.8	36.4	12
Other operating expenses	-35.0	-35.8	-2	-59.2	-59.5	-1
Operating result	**173.4**	**103.4**	**68**	**361.7**	**208.5**	**73**
Income from investments in joint ventures and associates	-3.3	0.2	n.m.	-3.7	0.8	n.m.
Other income from investments	8.1	8.2	-1	8.1	8.2	-1
EBIT	**178.2**	**111.8**	**59**	**366.1**	**217.5**	**68**
Interest result	-1.5	-10.6	-86	-2.1	-18.7	-89
Other financial result	0.0	-3.3	-100	-0.4	-3.7	-89
Limited partnership interests	-4.7	-4.0	18	-9.1	-6.5	40
Income before taxes	**172.0**	**93.9**	**83**	**354.5**	**188.6**	**88**
Income taxes	-41.5	-27.2	53	-109.3	-55.6	97
Net income before minority interests	**130.5**	**66.7**	**96**	**245.2**	**133.0**	**84**
Minority interests	-0.5	-0.2	> 100	-0.7	-0.3	> 100
Net income attributable to Wacker Chemie AG shareholders	**130.0**	**66.5**	**95**	**244.5**	**132.7**	**84**

Earnings per share in €	Q2 2007	Q2 2006	Change in %	6M 2007	6M 2006	Change in %
Earnings per share	2.62	1.35	94	4.92	2.84	73
Average number of shares outstanding (weighted)	49,677,983	49,143,145	1	49,677,983	46,736,372	6

Balance sheet

€ million	Jun. 30 2007	Jun. 30 2006	Change in %	Dec. 31 2006	Change in %
ASSETS					
Intangible assets, property, plant and equipment	1,992.0	1,862.3	7	1,935.4	3
Investments in associates	131.8	14.4	>100	98.3	34
Financial assets	68.7	65.9	4	65.2	5
Other assets	50.5	6.1	>100	39.5	28
Deferred taxes	29.4	22.0	34	7.8	>100
Non-current assets	**2,272.4**	**1,970.7**	**15**	**2,146.2**	**6**
Inventories	427.1	392.4	9	407.9	5
Trade reveivables	572.0	504.0	13	475.7	20
Other assets	170.1	179.1	-5	185.5	-8
Cash and cash equivalents	146.7	32.6	>100	42.9	>100
Current assets	**1,315.9**	**1,108.1**	**19**	**1,112.0**	**18**
Total assets	**3,588.3**	**3,078.8**	**17**	**3,258.2**	**10**

€ million	Jun. 30 2007	Jun. 30 2006	Change in %	Dec. 31 2006	Change in %
LIABILITIES AND EQUITY					
Subscribed capital	260.8	260.8	0	260.8	0
Capital reserves	157.4	157.4	0	157.4	0
Treasury shares	-45.1	-45.1	0	-45.1	0
Other equity	1,305.3	1,025.2	27	1,196.8	9
Minority interests	16.8	11.0	53	15.9	6
Equity	**1,695.2**	**1,409.3**	**20**	**1,585.8**	**7**
Minority interests in limited partnership capital	40.8	35.9	14	31.8	28
Provisions for pensions	362.5	358.6	1	354.8	2
Other provisions	222.3	191.4	16	189.0	18
Deferred taxes	28.8	17.5	65	13.6	>100
Financial liabilities	236.4	442.9	-47	321.9	-27
Trade liabilities	0.0	2.8	-100	0.0	0
Other liabilities	448.9	81.4	>100	221.4	>100
Non-current liabilities	**1,339.7**	**1,130.5**	**19**	**1,132.5**	**18**
Other provisions	83.3	82.3	1	43.4	92
Financial liabilities	54.6	104.0	-48	88.0	-38
Trade liabilities	214.0	193.8	10	205.9	4
Other liabilities	201.5	158.9	27	202.6	-1
Current liabilities	**553.4**	**539.0**	**3**	**539.9**	**3**
Liabilities	**1,893.1**	**1,669.5**	**13**	**1,672.4**	**13**
Total liabilities and equity	**3,588.3**	**3,078.8**	**17**	**3,258.2**	**10**

Statement of cash flows

€ million	6M 2007	6M 2006	Change in %
Net income before minority interests	245.2	133.0	84
Depreciation and amortization	160.2	161.8	-1
Changes in provisions	82.7	36.1	>100
Changes in deferred taxes	-7.1	-6.0	18
Changes in inventories	-21.6	-16.5	31
Changes in trade receivables	-94.7	-88.5	7
Changes in other assets	0.7	-62.0	n.m.
Changes in prepayments received	242.6	80.2	>100
Changes in other liabilities	-10.7	-11.1	-4
Other non-cash expenses and income	14.6	6.9	>100
Cash flow from operating activities (gross cash flow)	**611.9**	**233.9**	**>100**
Payments related to intangibles and property, plant and equipment	-267.0	-200.9	33
Proceeds from disposal of intangibles and property, plant and equipment	1.4	4.7	-70
Cash flow from investing activities	**-265.6**	**-196.2**	**35**
Net cash flow	**346.3**	**37.7**	**>100**
Increase in partners' shares	0.0	7.5	-100
Dividends paid on prior year's result	-124.3	-70.9	75
Sale of own shares	0.0	408.7	-100
Changes in financial liabilities	-118.0	-384.2	-69
Cash flow from financing activities	**-242.3**	**-38.9**	**>100**
Changes in cash due to exchange rate fluctuations and changes in the scope of consolidation	-0.2	-0.9	-78
Changes in cash and cash equivalents	**103.8**	**-2.1**	**n.m.**
At beginning of year	42.9	34.7	24
At end of period	146.7	32.6	>100

Statement of changes in equity

€ million	Subscribed capital	Capital reserves	Treasury Shares	Revenue reserves/ consolidated result	Translation adjustment	Direct changes	Minority interests	Total
As per Dec. 31, 2005	**260.8**	**59.9**	**-142.6**	**791.2**	**-35.1**	**-1.3**	**3.3**	**936.2**
Effect of implementation of new accounting standards				-1.8				-1.8
Jan. 01, 2006	**260.8**	**59.9**	**-142.6**	**789.4**	**-35.1**	**-1.3**	**3.3**	**934.4**
Net income				132.7			0.3	133.0
Financial instruments						7.1		7.1
				132.7		7.1	0.3	140.1
Dividends paid				-70.9				-70.9
Capital contribution							7.5	7.5
Sale of own shares		97.5	97.5	213.7				408.7
Translation differences					-10.4		-0.1	-10.5
Jun. 30, 2006	**260.8**	**157.4**	**-45.1**	**1,064.9**	**-45.5**	**5.8**	**11.0**	**1,409.3**
As per Dec. 31, 2006	**260.8**	**157.4**	**-45.1**	**1,243.5**	**-58.5**	**11.8**	**15.9**	**1,585.8**
Net income				244.5			0.7	245.2
Financial instruments						-0.1		-0.1
				244.5		**-0.1**	**0.7**	**245.1**
Dividends paid				-124.2			-0.1	-124.3
Translation differences					-11.7		0.3	-11.4
Jun. 30, 2007	**260.8**	**157.4**	**-45.1**	**1,363.8**	**-70.2**	**11.7**	**16.8**	**1,695.2**

NOTES TO THE INTERIM FINANCIAL STATEMENTS PER JUNE 30, 2007

Accounting and Valuation Methods

The interim financial statements of Wacker Chemie AG have been prepared in accordance with the International Financial Reporting Standards (IFRS) valid in the European Union on the reporting day mentioned above. The same standards were used for the Group's most recent annual financial statements, with the following exception:

Since January 1, 2007, WACKER has adopted IFRS 7 "Financial Instruments: Disclosures." The change has had no effect on the current quarterly report; additional disclosures relating to financial instruments will be published in the annual financial statements of December 31, 2007.

Changes in the Scope of Consolidation

Wacker Polymer Systems (Nanjing) Co. Ltd. was consolidated for the first time in these interim financial statements. The expanded business volume of WACKER POLYMERS in China is grouped in this company. This had no impact on the consolidated financial statements of Wacker Chemie AG.

Segment Reporting

Please refer to the interim management report for information on segment reporting as required in accordance with IAS 14.

Dividend Payment for the 2006 Fiscal Year

At the conclusion of the Annual Shareholders' Meeting on May 29, 2007, €2.50 was paid to shareholders of Wacker Chemie AG for each dividend-bearing share. The total dividends paid came to €124,194,957.50.

Exchange Rates

The following USD/EUR exchange rates were used in the reporting period and in the previous year's period to convert foreign currency positions, and for the accounts of Group companies where the US dollar is the functional currency:

Exchange rates (1 €)

	Jun. 30, 2007[1]	Jun. 30, 2006[1]	Q2 2007[2]	Q2 2006[2]
US dollar	1.34	1.25	1.35	1.26

[1] Due date rate
[2] Average rate

Major Events During the Reporting Period

The main events in terms of nature, size and incidence during the reporting period are described in the interim management report.

Changes in Other Obligations

Due to capital contributions to the joint venture with Samsung during the reporting period, the Group's other obligations were lower than at the end of the previous financial year.

Events After the Balance Sheet Date

Joint Venture Between Wacker Chemie AG and SCHOTT Solar GmbH

On July 20, 2007, Wacker Chemie AG and SCHOTT Solar GmbH, a subsidiary of SCHOTT AG, announced that they are in negotiations regarding the establishment of a joint venture for the production of silicon wafers for the solar industry. Talks between the two parties are currently at an advanced stage. The joint venture could begin production of silicon ingots and wafers, the basic material used in the manufacturing of solar cells, as early as this year. By 2012, it is scheduled to have an annual capacity for the production of solar wafers rated at around 1 gigawatt. WACKER and SCHOTT are each likely to hold a 50 % stake in the joint venture.

Impact of 2008 Corporate Tax Reform

The 2008 corporate tax reform was adopted by the German Bundesrat (Upper House) on July 6, 2007. The German Bundestag (Lower House) had previously ratified the legislation in May 2007. It is due to come into effect in 2008. This will result in a change in the measurement of deferred taxes from timing differences, which will be reversed from 2008. These changes will be recorded in WACKER's next quarterly financial statements but will have no material impact. WACKER generally expects that the corporate tax reform will be beneficial to domestic group companies and lead to a reduction in the overall tax rate.

RESPONSIBILITY STATEMENT

To the best of our knowledge and in accordance with the applicable reporting principles for interim financial reporting, we affirm that the interim consolidated financial statements give a true and fair view of the assets, liabilities, financial position and profit or loss of the group, and that the interim management report of the group includes a true fair review of the development and performance of the business and the position of the group, together with a description of the principal opportunities and risks associated with the expected performance of the group for the remaining months of the financial year.

Munich, August 2, 2007

Wacker Chemie AG

Peter-Alexander Wacker	Rudolf Staudigl
Joachim Rauhut	Auguste Willems

REVIEW REPORT

To Wacker Chemie AG, Munich, Germany

We have reviewed the condensed interim consolidated financial statements - comprising the condensed balance sheet, condensed income statement, condensed cash flow statement, condensed statement of changes in equity and selected explanatory notes – and the interim group management report of Wacker Chemie AG, Munich, for the period from January 1 to June 30, 2007 which are part of the half year financial reports according to § 37w WpHG [„Wertpapierhandelsgesetz“: „German Securities Trading Act“]. The preparation of the condensed interim consolidated financial statements in accordance with the IFRS applicable to interim financial reporting as adopted by the EU, and of the interim group management report which has been prepared in accordance with the regulations of the German Securities Trading Act applicable to interim group management reports is the responsibility of the Company's management. Our responsibility is to issue a review report on these condensed interim consolidated financial sta-tements and on the interim group management report based on our review.

We performed our review of the condensed interim consolidated financial statements and the interim group management report in accordance with the German generally accepted standards for the review of financial statements promulgated by the Institut der Wirtschaftsprüfer (IDW). Those standards require that we plan and conduct the review so that we can preclude through critical evaluation, with a certain level of assurance, that the condensed interim consolidated financial statements have not been prepared, in material aspects, in accordance with the IFRS applicable to interim financial reporting as adopted by the EU, and that the interim group management report has not been prepared, in material aspects, in accordance with the regulations of the German Securities Trading Act applicable to interim group management reports. A review is limited primarily to inquiries of company employees and analytical assessments and therefore does not provide the assurance attainable in a financial statement audit. Since, in accordance with our engagement, we have not performed a financial statement audit, we cannot issue an auditor's report.

Based on our review, no matters have come to our attention that cause us to presume that the condensed interim consolidated financial statements have not been prepared, in all material respects, in accordance with the IFRS applicable to interim financial reporting as adopted by the EU and that the interim group management report has not been prepared, in all material respects, in accordance with the regulations of the German Securities Trading Act applicable to interim group management reports.

Munich, July 31, 2007

KPMG Deutsche Treuhand-Gesellschaft
Aktiengesellschaft

Wirtschaftsprüfungsgesellschaft

Dr. Hoyos	Rohrbach
Wirtschaftsprüfer	Wirtschaftsprüfer

UPCOMING DATES
AND INVESTOR RELATIONS

Upcoming Dates

The 3rd quarter report is scheduled for publication on November 8, 2007.

Investor Relations

Joerg Hoffmann
Phone: +49 89 6279 1633
Fax: +49 89 6279 2933
joerg.hoffmann@wacker.com

Dr. Thomas Kornek
Phone: +49 89 6279 1560
Fax: +49 89 6279 2662
thomas.kornek@wacker.com

This report contains forward-looking statements based on assumptions and estimates of WACKER's Executive Board. Although we assume the expectations in these forward-looking statements are realistic, we cannot guarantee they will prove to be correct. The assumptions may harbor risks and uncertainties that may cause the actual figures to differ considerably from the forward-looking statements. Factors that may cause such discrepancies include, among other things, changes in the economic and business environment, variations in exchange and interest rates, the introduction of competing products, lack of acceptance for new products or services, and changes in corporate strategy. WACKER does not plan to update the forward-looking statements, nor does it assume the obligation to do so.



WACKER

Wacker Chemie AG
Hanns-Seidel-Platz 4
81737 Munich, Germany
Tel. +49 89 6279-0
Fax +49 89 6279-1770
info@wacker.com

www.wacker.com


WACKER

WACKER CHEMIE AG –
2nd Quarter 2007 – Call Note

Dr. Peter-Alexander Wacker (CEO), Dr. Joachim Rauhut (CFO)



DISCLAIMER

The information contained in this presentation is for background purposes only and is subject to amendment, revision and updating. Certain statements contained in this presentation may be statements of future expectations and other forward-looking statements that are based on management's current views and assumptions and involve known and unknown risks and uncertainties. In addition to statements which are forward-looking by reason of context, including without limitation, statements referring to risk limitations, operational profitability, financial strength, performance targets, profitable growth opportunities, and risk adequate pricing, as well as the words "may, will, should, expects, plans, intends, anticipates, believes, estimates, predicts, or continue", "potential, future, or further", and similar expressions identify forward-looking statements. By their nature, forward-looking statements involve a number of risks, uncertainties and assumptions which could cause actual results or events to differ materially from those expressed or implied by the forward-looking statements. These include, among other factors, changing business or other market conditions and the prospects for growth anticipated by Wacker Chemie AG's management. These and other factors could adversely affect the outcome and financial effects of the plans and events described herein. Statements contained in this presentation regarding past trends or activities should not be taken as a representation that such trends or activities will continue in the future. Wacker Chemie AG does not undertake any obligation to update or revise any statements contained in this presentation, whether as a result of new information, future events or otherwise. In particular, you should not place undue reliance on forward-looking statements, which speak only as of the date of this presentation.

FURTHER EBITDA MARGIN IMPROVEMENT TO 27 PERCENT

WACKER

€m	Q2 2007	Q2 2006	Change in %
Sales	959.0	830.4	+15
EBITDA	260.8	195.7	+33
EBIT	178.2	111.8	+59
Net Income	130.0	66.5	+95
EPS in €	2.62	1.35	+94
EBITDA margin	*27%*	*24%*	*+15*
EBIT margin	*19%*	*13%*	*+38*

15% SALES GROWTH DRIVEN BY SILTRONIC AND POLYSILICON

Q2 2007 Sales €959m



35%
36%
16%
10%
3%

Q2 2007 EBITDA €261m



26%
47%
13%
13%
1%

WACKER SILICONES	Sales + 8%	EBITDA + 1%
WACKER POLYMERS	Sales + 14%	EBITDA + 17%
WACKER FINE CHEMICALS	Sales - 1%	EBITDA + 23%
WACKER POLYSILICON	Sales + 26%	EBITDA + 51%
SILTRONIC	Sales + 24%	EBITDA + 68%

Q2/2007 vs. Q2/2006

WACKER

FASTEST GROWTH IN ASIA

Europe

Share of Sales: 46%

CAGR ('04-'06): 8%

Major Sites
- Burghausen
- Freiberg
- Nünchritz

Americas

Share of Sales: 17%

CAGR ('04-'06): 10%

Major Sites
- Adrian, MI
- Portland, OR

Asia *

Share of Sales: 37%

CAGR ('04-'06): 35%

Major Sites
- Zhangjiagang, China
- Nanjing, China
- Singapore
- Hikari, Japan
- Akeno, Japan
- Calcutta, India

Sales by Region (€ m)



+ 7%
411
249
163
440
272
168
9%
3%
Europe w/o Germany
Germany
Q2/06
Q2/07



- 3%
166
161
Q2/06
Q2/07



+ 42%
253*
358*
Q2/06
Q2/07

* including other regions

WACKER

FINANCIAL DEBT REDUCED BY 60 PERCENT

WACKER Group **Structure of Balance Sheet (%)**


Total €3.6bn
Total €3.6bn
Current Assets
36%
Fixed Assets
64%
35%
Accruals + Liabilities
10%
Pension Accruals
8%
Financial Debt
47%
Equity

June 30, 2007

Characteristics

- Fixed assets: € 2,284m
- Pension accruals: € 363m
- Net debt: € 144m
- Prepayments received: € 243m
- Equity: € 1,695m
- Free Cashflow: € 122m

WACKER

Q2 CHEMICALS: STRONG GROWTH IN GLOBAL CONSTRUCTION



Q2 Sales (€m)
2006
2007
+ 10%
502
550
+ 8%
327
354
+ 14%
147
168
28
28
Total
SILICONES
POLYMERS
FINE CHEM.



Q2 EBITDA (€m)
2006
2007
+ 8%
99
107
20%
19%
1%
67
68
21%
19%
+ 17%
29
35
20%
21%
23%
3
4
Total
SILICONES
POLYMERS
FINE CHEM.

Q2/2007 YoY

- SILICONES:
  - Significantly higher volumes
  - Highest growth in Asia
- POLYMERS:
  - Boost capacity: Eliminating production bottlenecks
  - Highest growth in Central Europe and China
- FINE CHEMICALS:
  - Strong demand for the product Cystein

WACKER

Q2 POLYSILICON: STRONG QUARTER ON IMPROVING PRICING

Sales (€m)


2006
2007
+ 26%
78
98
Q2

EBITDA (€m)


2006
2007
+ 51%
23
35
30%
36%
Q2

Q2/2007 YoY

- Positive price trend continues
- Higher volume through Poly 4
- Strong demand and sales in Asia

WACKER

Q2 SILTRONIC:
A STRONG QUARTER


Sales (€m)
2006
2007
371
+ 24%
300
Q2


EBITDA (€m)
2006
2007
123
+ 68%
73
24%
33%
Q2

Q2/2007 YoY

- Growth in 300mm
- ASP's improved
- Negative Currency Impact

WACKER

WACKER CHEMIE – OUR MAP FOR VALUE CREATION

SILICONES

- Focus on advanced high value-added materials
- Develop worldwide production footprint
- Globalize markets (BRIC)
- Grow above market

POLYMERS

- Penetrate markets through Technical Centers
- Leverage value chain
- Innovate to meet the megatrends
- Increase production capacities

POLYSILICON

- Meet growing customer needs
- Seize solar opportunities
- Expand capacity with leading TCS technologies

Siltronic

- Invest in 300mm
- Accelerate growth through Samsung JV
- Maintain quality leadership
- Further improve productivity

• Sales Growth
• Productivity
• Smart Financing

Value Growth

Performance, Portfolio, Potential

WACKER

ANOTHER 15,650 T/A OF POLYSILICON BY 2010 TO SUPPORT OUR CUSTOMERS' GROWTH



2006
2007
2008
2009
2010
Q1 Q2 Q3 Q4 Q1 Q2 Q3 Q4 Q1 Q2 Q3 Q4 Q1 Q2 Q3 Q4 Q1 Q2 Q3 Q4
6,500 t/a
Existing capacity
Poly 4 addition finalized in November '06
650 t/a
Burghausen ("Poly 5")
TCS-granular
+ 3,500 t/a
Burghausen ("Poly 6")
Accelerating schedule
+ 4,500 t/a
Burghausen ("Poly 7")
On track
Approval
+ 7000 t/a
Burghausen ("Poly 8")
= Announcement
Ramp up
= Full capacity available

Construction Progress "Poly 7"



November 2006
Preparing the location



March 2007
Laying the foundations



June 2007
New reactor hall



June 2007
New gas recycling systems

WACKER

SILTRONIC: COST-CUTTING ALONG THE VALUE CHAIN AND EXTENSION OF CAPACITY

Siltronic's value-added chain: pulling, slicing, lapping, cleaning, polishing





2006
2007
2008
2009
2010
Q1 Q2 Q3 Q4
300 mm 285 kw/m
Existing capacity
Freiberg fab extension finalized in December '06
300 mm Burghausen +60 kw/m
Fab extension
300 mm JV Singapore +300 kw/m
Construction of new fab
= Announcement
Ramp up
= Full capacity available

CURRENCY: HIGH NATURAL HEDGE IN CHEMICALS – SILTRONIC MORE EXPOSED

External sales and net USD exposure 2006 (EUR Million)



Chemicals
1,946
165
Polysilicon
133
0
Siltronic
1,258
585
External sales 2006
Net USD exposure 2006

2007: 1 ct change in USD/Euro ratio has an impact of 7 M Euro on EBIT, unhedged

WACKER

OUTLOOK

In view of the latest forecasts for the global economy and the Group's own appraisal of demand trends, WACKER expects an ongoingly robust business development for the next six months. However, due to planned warm-downs and shut-downs of production plants as well as a softening demand in 200 mm wafers, results for the 2nd half are anticipated to be behind the exceptionally strong first half in 2007. The Group nevertheless expects sales to grow by over 10 % for the full year, accompanied by an improvement in the EBITDA margin over the previous year's figures.


WACKER

WACKER CHEMIE AG –
2nd Quarter 2007 – Call Note

Dr. Peter-Alexander Wacker (CEO), Dr. Joachim Rauhut (CFO)

CAPITAL MARKETS DAY: NEW POSTINGS


WACKER

WACKER CHEMIE AG
FACT BOOK 2007

Investor Relations, July 2007


WACKER

WACKER CHEMIE AG –
PERFORMANCE, PORTFOLIO, POTENTIAL

Capital Markets Day, July 26, 2007

CREATING TOMORROW'S SOLUTIONS

www.wacker.com/investor-relations/

www.wacker.com/investor-relations/ section reports

WACKER

ISSUER, CONTACT AND ADDITIONAL INFORMATION

Issuer and contact:

Wacker Chemie AG
Hanns-Seidel-Platz 4
D-81737 Munich

Investor Relations
Mr. Joerg Hoffmann

Tel. +49 89 6279 1633
Fax +49 89 6279 2933

joerg.hoffmann@wacker.com
www.wacker.com

Additional information:

ISIN: DE000WCH8881

WKN: WCH888

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WACKER

Wacker Chemie AG

Conference Call

on the Second Quarter 2007

August 2nd, 2007

Dr Wacker, CEO

Dr Rauhut, CFO

Hoffmann, IRO

WACKER

Hoffmann:

Ladies and Gentlemen, welcome to the second-quarter 2007 conference call on Wacker Chemie AG. My name is Joerg Hoffmann, Head of Investor Relations. It's a pleasure to have with me today on the call Dr. Peter Wacker, our CEO and Dr. Joachim Rauhut, our CFO.

As a reminder, let me state that during this call we may make forward-looking statements based on current assumptions and estimates of WACKER's Executive Board. Although we assume that the expectations in these forward looking statements are realistic, we cannot guarantee that they will prove to be correct. These assumptions may harbor risks and uncertainties that could cause actual results to differ considerably from the forward-looking statements. WACKER may not update those risk factors or the forward-looking statements made during this call, nor does it assume any obligation to do so.

As we do every quarter, we published today our quarterly report, a press release, an Excel file detailing our quarterly data and a short presentation on Q2 to accompany this call. In addition, we posted today a press release on the formation of our joint venture for solar wafers with SCHOTT as well as a presentation with some background details. All of these files can be found on our website www.wacker.com under Investor Relations.

With this let me hand the call over to Dr Wacker.

Dr Wacker:

Thank you, Joerg, and thank you all for joining us on this call.

We published today a detailed press release concerning our solar wafer joint venture with SCHOTT. I am very enthusiastic about this effective extension of WACKER's silicon value chain and the opportunities that this venture provides for WACKER.

But, let's first have a look into the second quarter and then I will talk more about our recent news flow. Joachim will follow up with more detail on the numbers, and I'll close our introduction before we go into the Q&A.

As you recall, we had a very strong start into the year with excellent numbers, supported by a mild winter. Our performance in the second quarter continued at this high level.

- At 959 million Euros, sales in the second quarter were 15 per cent higher than last year.

WACKER

- Our EBITDA increased by 33 per cent to 261 million Euros over last year. This is a record Q2 for WACKER.
- Earnings per share grew by 94 per cent to 2.62 Euros per share over last year, resulting in 4.92 Euros for the first half.
- Thanks to our very strong cash flow, and despite our aggressive investment program, our net financial debt is down by more than two thirds from last year end to €144 million.

During the second quarter many of our businesses were capacity constrained. 300mm, polysilicon, dispersible powders -- in all of these businesses we were catching up with market demand. On the other hand, the Euro continued to gain in value during the second quarter and has reached the highest levels in history compared to the US dollar. This development is a challenge for our business.

Our chemicals businesses are working out as expected with price increases taking hold, and polysilicon continues to enjoy very healthy demand.

The long-term outlook for Siltronic continues to be very positive and the 300mm market is remaining strong. The 200mm market is less certain. Joachim is going to discuss current business conditions for all segments in a few minutes.

Now back to the exciting news release we put out today. We are very pleased that we are setting up a joint venture for solar wafers with SCHOTT Solar. SCHOTT Solar is a leading player in solar technology with a strong quality mindset and a business philosophy that is very similar to ours. Just to put it into perspective, with a 10 per cent market share in Germany, SCHOTT Solar is one of the leading manufacturers of photovoltaic components in the world's largest solar market. Globally SCHOTT accounted for a 2006 market share of about 6 per cent.

The joint venture creates a true win-win situation for both parties. For SCHOTT Solar it lifts the growth restrictions that the lack of polysilicon imposed on their business.

For WACKER this is a significant step further down the value chain. The joint venture effectively ties a share of our polysilicon production into an extended value chain that now includes solar wafers next to our Siltronic semi wafers. At this point let me make one thing pretty clear: the Joint Venture will have no impact on our current contracts with other third parties. We continue to support our partners with supplies of polysilicon according to their contracts.

WACKER and SCHOTT have set very ambitious targets for the venture. We are planning to invest in capacity expansions leading to a total capacity of one gigawatt in 2012, and we expect the business to become a leading contender in multicrystalline solar wafers. SCHOTT contributes plants in Alzenau and Jena and as well as some other assets, while WACKER will supply the polysilicon.

The JV has a two tier structure:

- A production JV at 50:50 will produce solar wafers from polysilicon at Alzenau and Jena.

- A sales JV, which we will consolidate given our 51 per cent share, will market wafers to third parties.

- WACKER POLYSILICON will deliver both granular material and chunks to the JV at market terms. The production JV will then process the polysilicon into wafers using two different methods. Most of the material will be used in conventional cutting processes where we can leverage Siltronic's leading understanding of silicon and decades of experience in wafering. In addition, SCHOTT has developed an attractive EFG or edge-defined film technology that reduces the specific amount of poly used per wafer significantly. Both parties have established a rigorous technology deployment plan and are going to drive both technologies towards cost leadership in the industry. Overall, the joint venture will invest 370 million Euros into additional assets to produce ingots and solar wafers.

WACKER

SCHOTT Solar will independently process about two thirds of the wafers into cells and modules for the rapidly growing global solar market. The remaining wafers not consumed by SCHOTT Solar will be sold directly to other processors via the sales JV.

We are convinced that our joint venture with SCHOTT Solar will have a significant impact on the market, and, with its secured high quality supply of polysilicon, that it should benefit significantly from the growth in the global solar market.

As you will recall, we announced on June 14th that we are going to build the Poly 8 plant, and on July 16th we announced our technological breakthrough in TCS granular. Adding supply contracts to third parties, Siltronic's demand and now the planned supply to our solar joint venture, our poly volumes are targeted to be contracted by about 80 per cent through 2015. We are marketing product from our last expansion step to solar customers now. These contracts should be finalized in Q3, triggering additional prepayments.

I am especially proud of our success in scaling up our TCS granular technology. This is a breakthrough.

We have specified material to a number of customers and received very positive feedback concerning our product quality.

We see TCS granular material as a welcome addition to our product portfolio. It is mainly used by the ribbon growth customers, who are employing continuous recharging processes.

In addition, the use of granular significantly improves the productivity of traditional casting processes. All of you who were at our recent Capital Market Day will remember the experiment we showed you. We compared the effective load of a crucible filled with chunks to one filled with granular and to one with a mix of both. The mix packed almost a quarter more polysilicon into the same sized crucible. The higher density packing results in significantly better economics for our customers. So you can see that granular is in the true sense of the word a complementary offering.

Our Joint Venture with SCHOTT enriches and completes our portfolio. Extending our full integration in the silicon value chain to solar, we are now better positioned than ever before.

Now I'd like to hand it over to Joachim.

Dr Rauhut:

Thank you Peter,

I want to take you on a short tour through our second quarter results, and I will then discuss the trends in our segments. I am also going to give you some more financial details on the solar wafer venture.

In Q2 we saw a good performance by our business units. Price and volume effects overall more than compensated for adverse currency effects compared to the prior year. In Chemicals, growth was primarily volume driven with some price upticks, while in POLYSILICON and Siltronic both price and volume trends pushed sales. Excluding FINE CHEMICALS, all our segments performed close to or slightly above our record Q1 sales levels. Our cash flow development was very favorable, as we generated 122 million euros of net cash flow in Q2.

As Peter said, the strength of the Euro has challenged us somewhat during the quarter, and I'll discuss this as we go.

WACKER

Group sales came in at 959 million Euros, which is 15 per cent above the prior year and 2 per cent above Q1. EBITDA was substantially higher than last year at 261 million Euros, which is 33 per cent above the prior year and just 2 per cent under the very strong first quarter.

Let's have a closer look at all of our segments.

We saw another quarter of strong sales growth at SILICONES at 8 per cent on the back of volume effects. Sales in Europe and Asia mainly drove that expansion. EBITDA stayed at the level of last year as we saw some relief on methanol pricing while silicon metal pricing increased. We continue to improve our product mix in favor of higher value added products. Our expectations for the segment remain unchanged.

As we have previously said, for SILICONES sales we expect about 7 per cent growth for the full year, while margins should come in slightly below last year.

We have seen some benefits from price increases, currency effects depress an improvement of our margins.

In POLYMERS, our sales growth of 13 per cent over Q1 2007 was actually capacity constrained. Sales in the segment reached 168 million Euros, which is 14 per cent more than last year and EBITDA came in at 35 million Euros. Profitability was impacted by the cost of imported liquid dispersions to fulfill the effects of the demand from our customers and a 12-day force majeure declaration by our Ethylene supplier OMV. The planned outage of our supplier OMV in Q3 will be compensated by inventory build prior to the shutdown with no impact on sales, but some effect on margin. With imports, shutdowns and now higher ethylene costs as well, we expect for the year about 15 per cent sales growth in POLYMERS with an EBITDA margin at the level of the prior year.

The construction markets in China and Eastern Europe are growing strongly and are demanding more and more of our enabling products.

WACKER

At FINE CHEMICALS, sales were at about the same level as in the prior year but behind the strong Q1 sales. Sales growth in our biotech and ingredients businesses compensated for the sales drop in Exclusive Synthesis. Compared to prior year, EBITDA in FINE CHEMICALS remained essentially stable, with some benefits from the reorganization. For the full year 2007 we expect to show sales and EBITDA at prior year's levels.

At 98 million Euros, sales in POLYSILICON were 26 per cent over the prior year and 6 per cent over Q1. EBITDA in the segment increased by 51 per cent over last year to 35 million Euros. Demand for polysilicon continues to be very strong and the pricing environment is healthy.

The ramp for our poly 6 unit is progressing as planned and all other projects are well on track. For the full year we expect improved results. Today, we expect to clearly exceed 400 million Euros in sales.

WACKER

In addition, we are confident that the EBITDA-run rate in the second half should be close to 40 per cent. Currently, we are marketing the free capacity of Poly 8 that we will have after serving the solar wafer JV and our internal semi wafer demand.

So far, we have collected about 230 million Euros in prepayments this year. With new contracts for Poly 8 underway, we will have received more than the previously stated 500 million Euros in total by year end. As it stands today, we continue to see the market for polysilicon very tight until at least 2010. Since cell capacity continues to outgrow polysilicon capacity additions and despite lots of announcements of new entrants, it is quite likely that the market will actually stay constrained until 2012.

Now, let's have a look at our new solar joint venture. As you can see from the slides that came with our disclosure today, the actual set-up is that we have formed a 50:50 production entity and a 51:49 external sales company with SCHOTT Solar.

WACKER

Net income from the production JV will be consolidated at the POLYSILICON segment. The JV will start production this year, investing heavily in the next few years. From today's perspective we expect significant earnings contributions from 2011 onwards.

Sales and commission income from the distribution JV will be fully consolidated also in the POLYSILICON segment. During the first three years, however, this impact should be small, as our partner will absorb most of the wafers during the starting phase.

The solar wafer joint venture with SCHOTT is being treated at arm's length, which means that the supply of polysilicon is subject to the same terms and conditions as to any other customer. Pricing and prepayment levels are at market.

-

The JV will invest 370 million Euros on top of the asset contributions by SCHOTT Solar and plans to ramp its production capacity, to a total production of 1 gigawatt per year by 2012. Balancing capital contributions and prepayments, WACKER's actual cash out for the venture is very small.

WACKER

Debt financing and internally generated cash flows will be the major sources for the Joint Venture to finance the investments.

At Siltronic, the good performance of the business continued in Q2 despite a weaker 200mm market and adverse currency conditions. Siltronic's wafer output in Q2 was an all time record, and we reported Q2 total sales of 371 million EUR and an EBITDA of 123 million EUR. Excluding the currency impact, our Q2 performance actually topped the Q1 levels despite the softer environment.

Our customers tell us their 200mm demand in Q3 is not growing as strongly as they expected at the start of Q2, and we expect this soft demand will continue through Q3.

Coupled with this are inventory spikes related to the movement of equipment, transfers etc. especially in 200mm. Whether this reduced demand for 200mm for memory can be fully offset by increased demand in growth areas like image sensors and LCD drivers remains to be seen.

As we told you on the last call, our 300mm capacity will be temporarily reduced in Q3 in order to facilitate our capacity expansion in Burghausen.

So in short, our expectation for Q3 in Siltronic is this: volumes temporarily down for us, with ASPs slightly weaker.

We often get asked about the overall impact of the US Dollar to Euro exchange rate on our business. If you compare Q2 2007 with Q2 2006, the currency movement was roughly 10 cents on the average rates. If you compare Q2 2007 with Q1 2006 the movement was 4 cents.

We have a slide in the presentation for this call on the web that shows our net exposures. If you look to sales, then we have roughly 2 billion sales in US dollars. So a 10% deviation in the currency rate is a 120 million Euro effect per year.

On EBIT, the impact of a 10 cent change in the exchange rate is about 70 million Euros before hedging.

WACKER

Since we hedge 50 per cent of our net exposure this gets reduced to some 30 to 40 million Euros for a 10 cent average rate change. About 80 per cent of this is EBIT effect relates to Siltronic. Hedging benefits for the Chemical divisions are recorded at OTHERS, while at Siltronic this is shown in the segment numbers.

With our strong investments outside the Euro-Zone in Singapore with Siltronic and in China with SILICONES and POLYMERS, we are increasing our natural hedge.

With regards to the second quarter and the full year outlook, let me talk about our tax rate. As you have noticed, our tax rate in the second quarter was only 24 per cent.

We expect to utilize an additional tax loss carry forwards following some additional tax structuring in Siltronic. For the full year this should result in an overall tax rate slightly above 30 per cent.

Now lets look at our outlook.

WACKER

Compared to our last call, the wafer market has become more challenging with price and volume pressures on 200mm in Q3. For Q4 we so far have a low visibility and see mixed signals in the semi world.

In addition, the earnings effects of our capacity additions and the associated shutdowns in Siltronic and POLYMERS will hold Q3 performance back.

For the full year, despite these changed business conditions in Q3 in Siltronic and while our other businesses perform solidly, we reconfirm our forecast of above 10% sales growth with an improved EBITDA margin over last year.

With this let me hand it back to Peter for some closing words.

WACKER

Dr Wacker:

Thank you, Joachim.

Our fundamentals are intact, we delivered a record Q2, we reinforced our full year guidance for increased sales and earnings. In today's environment this is excellent news for our shareholders.

On our Capital Market Day we talked about performance, our portfolio and the potential of the WACKER businesses. With our good performance, a strong focus on productivity and our optimized portfolio we feel well positioned to participate and lead future market growth.

The latest building block in this portfolio is the SCHOTT JV. With this Joint Venture our silicon value chain is unique.

WACKER is the only player globally active in all parts of the silicon value chain. We expect to benefit substantially from this integrated value chain going forward.

Now, Joachim and I are looking forward to your questions.

Operator?



WACKER

REPORT ON THE 3RD QUARTER 2007

JULY – SEPTEMBER 2007

CREATING TOMORROW'S SOLUTIONS



WACKER AT A GLANCE

€ million	Q3 2007	Q3 2006	Change in %	9M 2007	9M 2006	Change in %
Sales	958.5	857.3	12	2,861.2	2,486.2	15
EBITDA[1]	269.9	217.9	24	796.2	597.2	33
EBITDA margin[2]	28.2%	25.4%	11	27.8%	24.0%	16
EBIT[3]	186.8	139.5	34	552.9	357.0	55
EBIT margin[2]	19.5%	16.3%	20	19.3%	14.4%	35
Financial result	−6.1	−7.4	−18	−17.7	−36.3	−51
Income before taxes	180.7	132.1	37	535.2	320.7	67
Net income attributable to Wacker Chemie AG shareholders	120.6	95.1	27	365.1	227.8	60
Earnings per share in €	2.43	1.91	27	7.35	4.77	54
Investments (incl. financial assets)	144.5	108.1	34	416.2	280.5	48
Net cash flow	257.0	134.8	91	603.3	172.5	>100

€ million	Sep. 30 2007	Sep. 30 2006	Dec. 31 2006
Equity	1,815.4	1,503.0	1,585.8
Financial liabilities	293.8	437.0	409.9
Provisions for pensions	363.8	362.6	354.8
Net financial debt	−100.6	382.4	367.0
Total assets	3,852.3	3,110.4	3,258.2
Employees (number at end of period)	14,969	14,654	14,668

[1] EBITDA is EBIT before depreciation and amortization.
[2] Margins are calculated based on sales.
[3] EBIT is the result from continuing operations for the period before interest and other financial result, limited partnership interests, and income taxes.

REPORT ON THE 3RD QUARTER 2007

- **Group sales increased in Q3 2007 by 12 per cent to €959 million compared with the previous year**
- **Earnings before interest, tax, depreciation and amortization (EBITDA) rose by 24 per cent to €270 million in the same period; EBITDA margin reached 28 per cent**
- **Earnings per share from July to September 2007 totaled €2.43**
- **2007 group sales are expected to be 14 per cent higher than in the previous year; EBITDA margin around 26 per cent**

Dear Shareholders:

During the third quarter the WACKER Group performed at the same high level as in previous quarters. Sales once again increased markedly (12 per cent) compared with the third quarter a year earlier, and earnings before interest, depreciation and amortization (EBITDA) also rose by 24 per cent. Demand remains strong for many of the Group's products such as polysilicon and dispersible polymer powders for the construction industry. Our production facilities have a correspondingly high capacity utilization rate. The current strategic investment projects and the new WACKER SCHOTT Solar joint venture, which will manufacture silicon wafers, are opening up additional attractive development prospects for WACKER that promise a profitable future.

The Global Economic Situation: Robust and Dynamic Growth at a High Level

The global economy in the second half of 2007 remains in a strong growth phase, which so far has been affected to only a limited extent by the US sub-prime mortgage crisis and the resulting increase in financial market volatility. However, the overall economic risks have certainly increased due to such factors as the current strength of the euro and the high price of oil. Nevertheless, economic research institutes are still forecasting that global economic expansion will be weakened only slightly. In their current autumn report, German experts are predicting that production will increase worldwide by 2.9 per cent and 2.7 per cent in 2007 and 2008, respectively.[1]

Germany's leading economic institutes estimate that GDP in the euro zone will grow throughout 2007 by 2.6 per cent compared with the previous year's figure. Although turbulence in the financial markets has dampened the optimism of companies and households, the experts still expect that real GDP in the euro zone will also continue to rise in 2008 by as much as 2.1 per cent.[1]

The leading German economic research institutes believe that domestic demand will pick up in the course of the year and that foreign demand will also increase somewhat.[1] Real GDP is predicted to rise by 2.6 per cent in 2007. Next year's growth rate is expected to be a more moderate 2.2 per cent. However, it is believed that expansionary forces will remain intact in spite of the economic slowdown.

The German chemical industry association (VCI) reports that its member companies in Germany have seen sales increase by 9 per cent year-on-year in the third quarter of 2007, and VCI does not expect the upswing to end anytime soon.[2] On the basis of the price and volume growth, VCI expects another strong rise in sales in the chemical industry in the last three months of the current year.

[1] Projektgruppe Gemeinschaftsdiagnose, Gemeinschaftsdiagnose Herbst 2007, Essen, 16. Oktober 2007

[2] Verband der Chemischen Industrie e.V. (VCI), Quarterly Report: The business situation of the German chemical industry in the 3rd quarter 2007, Frankfurt, November 1, 2007

According to the latest forecast by the Gartner Group, the global market for silicon wafers will continue to grow vigorously in 2007, driven primarily by the 300 mm wafer market segment. In terms of surface area sold, the market grew by 7.6 per cent in the third quarter compared with the previous year, according to experts' estimates.[3] Based on the figures for semiconductors, growth in surface area is running at 4.8 per cent compared with last year.[4]

Trends in Sales and Earnings of the WACKER Group: Growth at a High Level

Thanks to significant increases in sales volumes and, in some cases, higher prices for important product groups, the WACKER Group was able to boost both sales and earnings during the third quarter of the current fiscal year. Consolidated sales revenue rose during the reporting period (July 1 to September 30, 2007) to a total of €958.5 million (Q3 2006: €857.3 million), representing a year-on-year increase of about 12 per cent. Volume increases accounted for 10 per cent of this growth, while higher prices contributed 6 per cent. However, exchange rate effects reduced sales by 4 per cent. Cumulative group sales for the first nine months of 2007 total €2.86 billion (previous year: €2.49 billion). This represents an increase of about 15 per cent compared with the same period in 2006.

The main impetus for growth in the third quarter of 2007 came from WACKER POLYSILICON. This division succeeded in boosting its sales to € 126.0 million, an increase of about 57 per cent over the prior-year figure of € 80.4 million and a new record level. The main driver behind this leap in sales was the accelerated startup of new production capacity in expansion phase 6 at the Burghausen site. The resultant surplus, which was not covered by contracts, was sold on the spot market.

WACKER POLYSILICON posted sales of €316.1 million (previous year: €243.8 million) during the first nine months of fiscal year 2007, an increase of around 30 per cent.

WACKER POLYMERS also continued its dynamic growth during the reporting period, principally because of sustained high demand from the construction industry. In the third quarter of 2007, WACKER POLYMERS generated sales of € 166.5 million (previous year: € 152.8 million). Compared with the comparable prior-year quarter, this represents an increase of 9 per cent. From January to September 2007 the division posted total sales of €482.9 million (previous year: €421.6 million), thereby exceeding last year's figure by about 15 per cent.

As in the past, the largest divisional contributions to group sales came from Siltronic and WACKER SILICONES. Siltronic generated sales of €360.2 million in the third quarter of 2007 (Q3 2006: €330.7 million). During the nine-month period from January 1 to September 30, 2007, sales in each of these two divisions exceeded the 1 billion mark for the first time. With cumulative sales of € 1.11 billion (previous year: €917.4 million) in the three completed quarters of 2007, Siltronic exceeded the prior-year figure by about 21 per cent. WACKER SILICONES improved by a good 7 per cent compared with the previous year's level, reaching € 1.04 billion in sales (previous year: €971.5 million).

WACKER FINE CHEMICALS was not able to equal the sales of the prior-year quarter following the reorganization of its custom fine chemicals business. At €24.3 million (previous year €26.3 million), sales lagged behind the comparable value for 2006 by about 8 per cent. WACKER FINE CHEMICALS generated total sales of €86.9 million (previous year: €87.8 million) from January to September 2007, thereby approaching the level of the previous year.

[3] Gartner Dataquest, Silicon Quarterly Demand Forecast, October 2007
[4] SEMI Silicon Manufacturers Group (SMG), Press Release, San Jose, November 6, 2007

Asia still the Front-Runner for Sales and Growth Rate
With sales of €318.2 million (previous year: €252.7 million), Asia once again accounted for the lion's share of the WACKER Group's total sales in the third quarter of 2007. Sales from customers in this region grew by almost 26 per cent compared with the prior-year quarter. The Siltronic division benefited in particular from a dynamic demand trend in Asian markets. WACKER's sales in Europe – excluding Germany – rose by 6 per cent to €255.2 million (Q3 2006: €240.7 million). Business growth in Germany was also encouraging. Sales there increased by about 12 per cent to €193.8 million (previous year: €173.3 million). Business in the Americas, on the other hand, was slightly weaker. There the WACKER Group posted sales of €162.6 million in Q3 2007, about the same level as the prior-year period (€163.5 million). This was due primarily to the significant weakening of the US dollar compared to the previous year. When adjusted for the currency effect, growth would have reached ca. 7 per cent. In the other regions, the Group increased its sales by about 6 per cent to €28.7 million (Q3 2006: €27.1 million).

WACKER Group sales show the following regional distribution for the third quarter and the first nine months of 2007:

€ million	Q3 2007	Q3 2006	Change in %	9M 2007	9M 2006	Change in %
Asia	318.2	252.7	26	938.6	696.0	35
Europe (excl. Germany)	255.2	240.7	6	792.5	721.7	10
Germany	193.8	173.3	12	542.4	489.8	11
Americas	162.6	163.5	-1	500.0	503.1	-1
Other regions	28.7	27.1	6	87.7	75.6	16

EBITDA Margin Reaches Approximately 28 Per Cent

Significant volume increases, strong earnings growth in the WACKER POLYSILICON division as well as higher prices for some important product groups have once again helped WACKER achieve a major boost in earnings power. Higher charges resulting from exchange rate effects and from higher raw material and energy costs were more than compensated. In the third quarter of 2007, the Group reported earnings before interest, tax, depreciation and amortization (EBITDA) of €269.9 million (previous year: €217.9 million). This represents an increase of about 24 per cent compared with the third quarter of 2006. The Group's EBITDA margin reached 28.2 per cent in Q3 2007 (previous year: 25.4 per cent). Over the nine-month period from January to September 2007, EBITDA totaled €796.2 million (previous year: €597.2 million), with an EBITDA margin of 27.8 per cent (previous year: 24.0 per cent).

The WACKER Group's earnings before interest and tax (EBIT) in the third quarter of 2007 reached €186.8 million (Q3 2006: €139.5 million), a year-on-year gain of 34 per cent. This represents an EBIT margin of 19.5 per cent (Q3 2006: 16.3 per cent). Cumulative earnings (EBIT) for the WACKER Group in the period from January to September 2007 totaled €552.9 million (previous year: €357.0 million), yielding an EBIT margin of 19.3 per cent (previous year: 14.4 per cent).

The strongest growth in earnings – both as a percentage and in absolute figures – was recorded by WACKER POLYSILICON in the third quarter of 2007. The division reported EBITDA totaling €49.4 million, thereby exceeding the prior-year level by 53 per cent (Q3 2006: €32.2 million). In the third quarter of 2007 WACKER SILICONES generated EBITDA of €68.3 million (previous year: €63.2 million), up 8 per cent from a year ago. Siltronic posted EBITDA of €115.0 million (previous year: €98.2 million) for the reporting period from July to September 2007, an increase of 17 per cent. On the other hand, WACKER POLYMERS and WACKER FINE CHEMICALS exceeded their respective prior-year figures only slightly.

Earnings per Share for the Third Quarter Total €2.43

Group earnings (net income attributable to Wacker Chemie AG shareholders) in the third quarter of 2007 totaled €120.6 million, up 27 per cent (Q3 2006: €95.1 million). Earnings per share increased to €2.43 (Q3 2006: €1.91) for the reporting period. During the nine months from January to September 2007, group net income reached €365.1 million (previous year: €227.8 million), an increase of 60 per cent.

Net Cash Flow

Net cash flow for the WACKER Group grew by 91 per cent during the reporting period to €257.0 million (previous year: €134.8 million). The decisive factors behind this increase were strong business performance and, in particular, prepayments received from customers for future polysilicon deliveries. These prepayments contributed €102.5 million (previous year: €35.7 million) to the net cash flow for the quarter. Total prepayments received from customers, primarily for future polysilicon deliveries, amounted to €597.6 million at the end of the quarter (previous year: €137.0 million).

Strategic Investment Projects Continue as Planned

Between July and September 2007, the WACKER Group invested €144.5 million (previous year: €108.1 million) in tangible fixed assets, intangible assets and financial assets. This is equivalent to an increase of 34 per cent. Investment activity in the third quarter of 2007 remained focused on ongoing strategic growth projects in the business divisions:

- WACKER SILICONES: construction of a production complex for siloxane and fumed silica as a joint project with Dow Corning and expansion of downstream silicone production at Zhangjiagang (China)

- WACKER POLYMERS: expansion of dispersible polymer powder production at the Burghausen site and construction of a new integrated site for dispersions and dispersible polymer powders in Nanjing (China)

- WACKER POLYSILICON: expansion of Burghausen's polysilicon production capacity to more than 22,000 metric tons per year

- Siltronic: expansion of 300 mm silicon wafer capacities at Burghausen and construction of a new 300 mm wafer production facility in Singapore in partnership with Samsung Electronics Co., Ltd.

Sustained Growth Means Increased Workforce
As of September 30, 2007, WACKER employed a global workforce of 14,969 people (June 30, 2007: 14,892). The number of employees in the group has therefore increased by about 1 per cent compared with the end of the second quarter. The workforce additions are closely linked to the ongoing expansion projects in Germany and Asia. WACKER's German sites had a total of 11,559 employees as of September 30, 2007 (June 30, 2007: 11,513), and its international locations had 3,410 (June 30, 2007: 3,379).

Setting the Strategic Course for Further Growth: Joint Ventures with SCHOTT AG
On August 2, 2007 Wacker Chemie AG and SCHOTT Solar GmbH, a wholly owned subsidiary of SCHOTT AG, signed an agreement establishing two joint ventures for the manufacture and sale of silicon wafers to the solar industry. WACKER will supply the new company, WACKER SCHOTT Solar GmbH, with hyperpure polycrystalline silicon for wafers, the majority of which will be processed into solar cells by SCHOTT. Plans are to expand silicon wafer production capacity to about 1 gigawatt per annum by 2012. Accordingly, both partners are intending to invest a total of €370 million jointly over the coming years at sites in Jena (Thuringia) and Alzenau (Bavaria), creating at least 700 new jobs. WACKER SCHOTT Solar GmbH will be starting up production of multicrystalline silicon ingots and wafers in 2007. For WACKER, this forward integration into solar wafer production represents another important step in expanding its value-added activity in the strategically important growth segment of photovoltaics. On October 12, WACKER and SCHOTT completed the establishment of WACKER SCHOTT Solar GmbH, and the cornerstone for the new wafer production facility in Jena was laid on October 29.

Wacker Chemie AG had already announced on July 16, 2007, that it was going to build a new plant for manufacturing granular polysilicon for the solar industry at its Burghausen site. The new facility will have a nominal production capacity of 650 metric tons per year and is scheduled to go into production at the end of 2008.

New Motivation for Cooperation Between Industry and Science
To strengthen basic silicon-chemistry research and guarantee a rapid transfer of knowledge from research to industry, the WACKER Group has provided €6 million to fund a silicon-chemistry institute and a WACKER chair of macromolecular chemistry at the Technical University of Munich. The insignia for the two new academic endowments were presented in a ceremony held at the end of July.

The WACKER Silicone Award is now in its 12th year, and its winner receives €10,000. At the end of July 2007, the WACKER Group gave this year's award to Prof. Dr. Yitzak Apeloig, President of the Israel Institute of Technology in Haifa. The WACKER Silicone Award is one of the most prestigious prizes in the field of silicon chemistry.

Joint Ventures with Air Products
In the spring of 2006, joint venture partner Air Products and Chemicals Inc. informed WACKER of its intention to withdraw from their joint ventures (Air Products Polymers and Wacker Polymer Systems), and then started the divestiture process. WACKER and Air Products are now engaged in detailed contract negotiations regarding WACKER's takeover of the shares held by Air Products both in Air Products Polymers (together with the vinyl acetate-ethylene business) and in Wacker Polymer Systems.

OVERVIEW OF FINANCIAL POSITION

Condensed income statement

€ million	Q3 2007	Q3 2006	Change in %	9M 2007	9M 2006	Change in %
Sales	**958.5**	**857.3**	**12**	**2,861.2**	**2,486.2**	**15**
Gross profit from sales	**310.4**	**251.2**	**24**	**922.5**	**711.9**	**30**
Selling, research and develop. and general administrative expenses	-121.8	-113.0	8	-353.8	-342.1	3
Other operating income and expenses	1.4	5.0	-72	-17.0	-18.1	-6
Operating result	**190.0**	**143.2**	**33**	**551.7**	**351.7**	**57**
Income from investments	-3.2	-3.7	-14	1.2	5.3	-77
EBIT	**186.8**	**139.5**	**34**	**552.9**	**357.0**	**55**
Financial result	-6.1	-7.4	-18	-17.7	-36.3	-51
Income before taxes	**180.7**	**132.1**	**37**	**535.2**	**320.7**	**67**
Income taxes	-60.3	-36.7	64	-169.6	-92.3	84
Net income before minority interests	**120.4**	**95.4**	**26**	**365.6**	**228.4**	**60**
Minority interests	0.2	-0.3	n.m.	-0.5	-0.6	-17
Net income attributable to Wacker Chemie AG shareholders	**120.6**	**95.1**	**27**	**365.1**	**227.8**	**60**

Earnings per share in €	Q3 2007	Q3 2006	Change in %	9M 2007	9M 2006	Change in %
Earnings per share	2.43	1.91	27	7.35	4.77	54
Average number of shares outstanding (weighted)	49,677,983	49,677,983	0	49,677,983	47,716,909	4

Reconciliation to EBITDA in € million	Q3 2007	Q3 2006	Change in %	9M 2007	9M 2006	Change in %
EBIT	186.8	139.5	34	552.9	357.0	55
Depreciation and amortization	83.1	78.4	6	243.3	240.2	1
EBITDA	269.9	217.9	24	796.2	597.2	33

Notes to the Results of Operations

The continuing very high level of production capacity utilization and price increases have meant that the 15 per cent rise in sales revenue to €2.86 billion during the first nine months of 2007 (previous year: €2.49 billion), as presented above, more than offset the 9 per cent increase in manufacturing costs to €1.94 billion (previous year: €1.77 billion). Gross profit therefore jumped by 30 per cent to €922.5 million (previous year: €711.9 million). WACKER was able to absorb negative effects on sales arising from exchange rate fluctuations, as well as adverse effects on manufacturing costs resulting from price increases for raw materials.

Although selling, research and development, and general administrative expenses did not increase by a significant amount, other operating income and expenses grew substantially due to higher exchange rate income and expenses. This resulted in a positive balance, although in absolute terms it declined by €1.1 million to €-17.0 million. This was due to the fact that exchange rate gains outstripped losses, primarily as the result of exchange rate hedging.

Income from investments fell by 77 per cent during the first nine months to €1.2 million (previous year: €5.3 million), reflecting startup losses from the joint ventures with Samsung and Dow Corning.

The financial results, on the other hand, improved by 51 per cent to €-17.7 million, up from €-36.3 million the previous year. The high inflow of liquidity from operations and from the increase in prepayments received helped to reduce financial liabilities significantly and to transfer significant funds to a temporary cash investment. Thus the interest result (balance of interest expense and interest income) during the first nine months of the current fiscal year improved by 90 per cent to €-2.2 million (previous year: €-22.1 million). The two other components that make up the financial results displayed a negative trend, although the absolute changes were minimal.

Tax expenses increased from €92.3 million to €169.6 million. The low tax expenses of the previous year were due to tax losses carried forward. The overall tax rate for the first nine months of 2007 was 32 per cent compared with 29 per cent in the previous year. The rate for the third quarter totaled 33 per cent (previous year: 28 per cent).

Condensed balance sheet

€ million	Sep. 30 2007	Sep. 30 2006	Change in %	Dec. 31 2006	Change in %
ASSETS					
Intangible assets, property, plant and equipment	2,038.9	1,880.2	8	1,935.4	5
Investments in associates	126.4	15.3	> 100	98.3	29
Other non-current assets	159.8	106.3	50	112.5	42
Non-current assets	**2,325.1**	**2,001.8**	**16**	**2,146.2**	**8**
Inventories	427.2	386.6	11	407.9	5
Trade receivables	537.3	509.7	5	475.7	13
Other current assets	562.7	212.3	> 100	228.4	> 100
Current assets	**1,527.2**	**1,108.6**	**38**	**1,112.0**	**37**
Total assets	**3,852.3**	**3,110.4**	**24**	**3,258.2**	**18**
LIABILITIES AND EQUITY					
Equity	**1,815.4**	**1,503.0**	**21**	**1,585.8**	**14**
Minority interests in limited partnership capital	31.4	28.8	9	31.8	−1
Provisions	599.4	561.0	7	543.8	10
Financial liabilities	236.2	377.8	−37	321.9	−27
Other liabilities	586.8	135.1	> 100	235.0	> 100
of which prepayments received	550.5	113.6	> 100	217.8	> 100
Non-current liabilities	**1,453.8**	**1,102.7**	**32**	**1,132.5**	**28**
Financial liabilities	57.6	59.2	−3	88.0	−35
Trade liabilities	211.3	206.4	2	205.9	3
Other provisions and liabilities	314.2	239.1	31	246.0	28
Current liabilities	**583.1**	**504.7**	**16**	**539.9**	**8**
Liabilities	**2,036.9**	**1,607.4**	**27**	**1,672.4**	**22**
Total liabilities and equity	**3,852.3**	**3,110.4**	**24**	**3,258.2**	**18**

Notes to Net Assets

Total assets increased by 18 per cent compared with the value on December 31, 2006, to €3.85 billion (previous year: €3.26 billion). The investment-related increase in property, plant and equipment and financial assets helped boost non-current assets. As for current assets, the expansion of operations resulted in increases in inventories, trade receivables and liquid funds.

Investments are running at a significantly higher level than depreciation and amortization, which has resulted in an increase of €103.5 million in book values in the areas of property, plant and equipment as well as intangible assets. At the same time, investments have been made in the Siltronic AG joint venture with Samsung; this is the primary reason why the book value of shares in associated companies valued at equity rose by 29 per cent to €126.4 million (previous year: €98.3 million).

The rise in other non-current assets was triggered primarily by higher accrued VAT due to prepayments received. Deferred tax assets increased as a result of the expected tax write-down of losses relating to a Siltronic company in Asia.

Equity increased by 14 per cent to €1.8 billion (previous year: €1.6 billion), chiefly due to the balance of net income (€365.1 million compared with €227.8 million in the previous year) and the profit distribution in the second quarter (€124.5 million, up from €71.0 million in the previous year). Conversion of quarterly financial statements of Group companies outside Germany reduced equity by €26.7 million in the first nine months of the fiscal year but did not affect net income.

The most significant change in non-current liabilities concerns the 27 per cent reduction in financial liabilities to €236.2 million (previous year: €321.9 million). This amount includes liabilities from finance leasing. The other non-current liabilities include prepayments received amounting to €550.5 million, representing an increase of €332.7 million from the balance sheet date of the previous year.

Overall, current liabilities have increased slightly. This is the result of a rather marked 86 per cent increase in current provisions – particularly tax provisions – to €80.7 million (previous year: €43.4 million) as well as a 35 per cent decline in financial liabilities to €57.6 million (previous year: €88.0 million).

Condensed statement of cash flows

€ million	9M 2007	9M 2006	Change in %
Net income before minority interests	365.6	228.4	60
Depreciation and amortization	243.3	240.2	1
Changes in inventories	−25.0	−12.3	>100
Changes in trade receivables	−62.6	−101.4	−38
Changes in other assets	12.4	−22.7	n.m.
Changes in prepayments received	345.1	115.9	>100
Other non-cash expenses and income	127.7	44.5	>100
Cash flow from operating activities (gross cash flow)	**1,006.5**	**492.6**	**>100**
Cash flow from investing activities	**−403.2**	**−320.1**	**26**
Net cash flow	**603.3**	**172.5**	**>100**
Increase in partners' shares	0.0	12.6	−100
Dividends paid on prior year's result	−124.5	−71.0	75
Sale of own shares	0.0	408.7	−100
Limited partnership capital drawdown	−13.9	−11.6	20
Changes in financial liabilities	−112.5	−490.3	−77
Cash flow from financing activities	**−250.9**	**−151.6**	**66**
Changes in cash due to exchange rate fluctuations and changes in the scope of consolidation	−0.9	−1.0	−10
Changes in cash and cash equivalents	**351.5**	**19.9**	**>100**
At beginning of year	42.9	34.7	24
At end of period	394.4	54.6	>100

Notes to the Financial Position

The cash flow from operating activities (gross cash flow) more than doubled during the first nine months of the fiscal year, rising by €513.9 million to €1,006.5 million (previous year: €492.6 million). One of the main drivers of this increase was net income before minority interests which, together with the adjustment resulting from setting up provisions, increased cash flow by €216.8 million over the prior-year period. In addition, further prepayments received boosted cash flow by €345.1 million; in the previous year this had resulted in an increase of €115.9 million.

Although inventories and trade receivables increased – as presented above – the related liquidity outflow was €26.1 million lower than in the previous year.

Cash flow from investment activities increased by 26 per cent during the period under review to €403.2 million (previous year: €320.1 million), primarily as the result of the investment projects.

Net cash flow, which is the sum of the cash flow from operating activities (gross cash flow) and the cash flow from investment activities, increased accordingly by almost 250 per cent to €603.3 million (previous year: €172.5 million). This amount was used for profit distributions totaling €124.5 million – the vast majority to the shareholders of Wacker Chemie AG. Furthermore, distributions were made to minority shareholders in WPS GmbH & Co. KG, financial liabilities were reduced, as shown above, and short-term financial investments were increased.

BUSINESS DIVISION RESULTS

Sales

€ million	Q3 2007	Q3 2006	Change in %	9M 2007	9M 2006	Change in %
WACKER SILICONES	341.1	321.2	6	1,042.7	971.5	7
WACKER POLYMERS	166.5	152.8	9	482.9	421.6	15
WACKER FINE CHEMICALS	24.3	26.3	-8	86.9	87.8	-1
WACKER POLYSILICON	126.0	80.4	57	316.1	243.8	30
Siltronic	360.2	330.7	9	1,108.4	917.4	21
Corporate Functions/Other	61.5	49.7	24	183.5	154.7	19
Consolidation	-121.1	-103.8	17	-359.3	-310.6	16
Group sales	**958.5**	**857.3**	**12**	**2,861.2**	**2,486.2**	**15**

EBIT

€ million	Q3 2007	Q3 2006	Change in %	9M 2007	9M 2006	Change in %
WACKER SILICONES	47.9	42.1	14	139.1	132.0	5
WACKER POLYMERS	27.7	26.7	4	88.0	70.7	24
WACKER FINE CHEMICALS	-0.2	-1.8	-89	3.6	1.3	>100
WACKER POLYSILICON	37.4	24.4	53	86.3	65.4	32
Siltronic	78.8	63.1	25	262.7	134.0	96
Corporate Functions/Other	-5.6	-15.5	-64	-27.2	-45.5	-40
Consolidation	0.8	0.5	60	0.4	-0.9	n.m.
Group EBIT	**186.8**	**139.5**	**34**	**552.9**	**357.0**	**55**

EBITDA

€ million	Q3 2007	Q3 2006	Change in %	9M 2007	9M 2006	Change in %
WACKER SILICONES	68.3	63.2	8	200.6	195.0	3
WACKER POLYMERS	32.2	31.0	4	100.9	84.1	20
WACKER FINE CHEMICALS	0.8	-0.2	n.m.	8.2	8.7	-6
WACKER POLYSILICON	49.4	32.2	53	117.7	86.1	37
Siltronic	115.0	98.2	17	368.2	240.5	53
Corporate Functions/Other	3.4	-7.0	n.m.	0.1	-16.3	n.m.
Consolidation	0.8	0.5	60	0.5	-0.9	n.m.
Group EBITDA	**269.9**	**217.9**	**24**	**796.2**	**597.2**	**33**

WACKER SILICONES

€ million	Q3 2007	Q3 2006	Change in %	9M 2007	9M 2006	Change in %
Sales						
External sales	329.6	311.5	6	1,007.4	940.2	7
Internal sales	11.5	9.7	19	35.3	31.3	13
Total sales	**341.1**	**321.2**	**6**	**1,042.7**	**971.5**	**7**
EBIT	**47.9**	**42.1**	**14**	**139.1**	**132.0**	**5**
EBIT margin	14.0%	13.1%	7	13.3%	13.6%	-2
Depreciation	20.4	21.1	-3	61.5	63.0	-2
EBITDA	**68.3**	**63.2**	**8**	**200.6**	**195.0**	**3**
EBITDA margin	20.0%	19.7%	2	19.2%	20.1%	-4
Investments	26.0	19.9	31	73.5	70.2	5
	Sep. 30 2007	Jun. 30 2007		Sep. 30 2007	Dec. 31 2006	
Number of employees	3,848	3,809	1	3,848	3,767	2

In the third quarter of 2007, WACKER SILICONES boosted total sales to €341.1 million (previous year: €321.2 million), a 6 per cent increase year-on-year.

The growth in sales resulted primarily from a further rise in sales volumes, with price increases also playing a role. Currency effects, though, had an adverse impact on sales. Business in Asia and Europe experienced especially strong growth. Sales in the Americas were at about the same level as a year earlier.

WACKER SILICONES expanded EBITDA during the third quarter of 2007 to €68.3 million, up 8 per cent (Q3 2006: €63.2 million). The EBITDA margin for the reporting period improved to 20.0 per cent (Q3 2006: 19.7 per cent). In view of the fact that the cost of raw materials, energy and transport will continue to rise in the next few quarters, the division announced price increases on October 17.

Investments, including those for constructing and expanding production facilities at Zhangjiagang (China), totaled €26.0 million (previous year: €19.9 million), 31 per cent higher than the total for the third quarter of 2006.

The number of employees at WACKER SILICONES rose to 3,848 by September 30, 2007 (June 30, 2007: 3,809).

WACKER POLYMERS

€ million	Q3 2007	Q3 2006	Change in %	9M 2007	9M 2006	Change in %
Sales						
External sales	164.1	150.0	9	476.2	413.7	15
Internal sales	2.4	2.8	–14	6.7	7.9	–15
Total sales	**166.5**	**152.8**	**9**	**482.9**	**421.6**	**15**
EBIT	**27.7**	**26.7**	**4**	**88.0**	**70.7**	**24**
EBIT margin	16.6%	17.5%	–5	18.2%	16.8%	9
Depreciation	4.5	4.3	5	12.9	13.4	–4
EBITDA	**32.2**	**31.0**	**4**	**100.9**	**84.1**	**20**
EBITDA margin	19.3%	20.3%	–5	20.9%	19.9%	5
Investments	10.4	4.5	>100	30.3	11.5	>100
	Sep. 30 2007	Jun. 30 2007		Sep. 30 2007	Dec. 31 2006	
Number of employees	1,099	1,084	1	1,099	1,050	5

Total sales at WACKER POLYMERS rose by 9 per cent year-on-year in the third quarter of 2007, reaching €166.5 million (previous year: €152.8 million).

The continuing strength of construction-sector demand explains the very dynamic growth of dispersible polymer powders. The division posted new sales records in this sector during the third quarter. Burghausen's new dryer, which was completed and successfully started up during the reporting period, played a key role. Production facilities at all sites were running at full capacity. Business development for functional polymers was less pronounced. The weak US dollar meant that sales by WACKER POLYMERS in the Americas lagged somewhat behind the prior-year figure. On the other hand, sales in Asia grew by more than 50 per cent compared with the previous year. The sales figures for Europe and other regions were also above the prior-year levels.

On the income side, WACKER POLYMERS improved EBITDA by 4 per cent to €32.2 million (Q3 2006: €31.0 million). Income growth did not keep in step with sales growth, principally because of major hikes in raw material costs as well as exchange rate effects. The EBITDA margin of 19.3 per cent (previous year: 20.3 per cent) was lower than in the prior-year quarter. In view of rising raw material costs, WACKER POLYMERS announced price increases for all product areas in October. The division invested €10.4 million (previous year: €4.5 million) in the third quarter of 2007. The focus was on expanding capacity for dispersible polymer powders at Burghausen, while additional funds were invested in constructing the new production complex for dispersible polymer powders in Nanjing (China).

As of September 30, 2007, WACKER POLYMERS employed 1,099 people (June 30, 2007: 1,084).

WACKER FINE CHEMICALS

€ million	Q3 2007	Q3 2006	Change in %	9M 2007	9M 2006	Change in %
Sales						
External sales	21.7	23.3	-7	78.1	79.1	-1
Internal sales	2.6	3.0	-13	8.8	8.7	1
Total sales	**24.3**	**26.3**	**-8**	**86.9**	**87.8**	**-1**
EBIT	**-0.2**	**-1.8**	**-89**	**3.6**	**1.3**	**>100**
EBIT margin	-0.8%	-6.8%	-88	4.1%	1.5%	> 100
Depreciation	1.0	1.6	-38	4.6	7.4	-38
EBITDA	**0.8**	**-0.2**	**n.m.**	**8.2**	**8.7**	**-6**
EBITDA margin	3.3%	-0.8%	n.a.	9.4%	9.9%	-5
Investments	2.2	1.5	47	6.4	3.5	83
	Sep. 30 2007	Jun. 30 2007		Sep. 30 2007	Dec. 31 2006	
Number of employees	277	298	-7	277	300	-8

In the third quarter of 2007, WACKER FINE CHEMICALS posted total sales of €24.3 million (previous year: €26.3 million), representing an 8 per cent drop against the prior-year figure.

The consolidation of business activities in custom fine chemicals and catalog products resulted in a decline in sales in this product segment. On the positive side, however, WACKER FINE CHEMICALS profited from the high demand for biotech products, particularly cyclodextrins and cysteine. New business involving customer projects for biotech pharmaceutical products was successfully acquired during the third quarter. Whereas the division's business volume declined in Europe, sales grew in the Americas and especially in Asia.

WACKER FINE CHEMICALS generated EBITDA of €0.8 million (previous year: €-0.2 million) from July to September 2007.

Investments by the division during the period under review totaled €2.2 million (previous year: €1.5 million).

As of September 30, 2007, WACKER FINE CHEMICALS employed 277 people (June 30, 2007: 298).

WACKER POLYSILICON

€ million	Q3 2007	Q3 2006	Change in %	9M 2007	9M 2006	Change in %
Sales						
External sales	72.8	31.0	>100	156.3	102.5	52
Internal sales	53.2	49.4	8	159.8	141.3	13
Total sales	**126.0**	**80.4**	**57**	**316.1**	**243.8**	**30**
EBIT	**37.4**	**24.4**	**53**	**86.3**	**65.4**	**32**
EBIT margin	29.7%	30.3%	-2	27.3%	26.8%	2
Depreciation	12.0	7.8	54	31.4	20.7	52
EBITDA	**49.4**	**32.2**	**53**	**117.7**	**86.1**	**37**
EBITDA margin	39.2%	40.0%	-2	37.2%	35.3%	5
Investments	61.0	44.4	37	138.4	100.0	38
	Sep. 30 2007	Jun. 30 2007		Sep. 30 2007	Dec. 31 2006	
Number of employees	954	939	2	954	875	9

WACKER POLYSILICON generated record sales revenue in Q3 2007. Total sales rose by 57 per cent year-on-year, reaching €126.0 million (previous year: €80.4 million).

Sales growth was fueled by higher prices and increased volumes in the polysilicon business. The Poly 6 expansion phase was completed ahead of schedule in the third quarter. The resultant surplus, which was not covered by contracts, was sold on the spot market. From a regional perspective, the division experienced its greatest growth in Asia. Sales there more than tripled compared with the prior-year period. The region is now contributing about 30 per cent to the division's sales. Sales volumes also increased significantly in Europe and the Americas.

WACKER POLYSILICON boosted EBITDA in the third quarter of 2007 by 53 per cent to €49.4 million (previous year: €32.2 million). This reflects an EBITDA margin of 39.2 per cent (previous year: 40.0 per cent), in spite of the fact that energy costs increased significantly year-on-year.

Investments in the third quarter totaling €61.0 million (previous year: €44.4 million) were channeled primarily into the ongoing expansion of production capacities for polysilicon (expansion phases 7 and 8) at the Burghausen site. As previously announced, a new plant is being built there for the production of granular polysilicon for the solar industry.

The number of employees at WACKER POLYSILICON had risen to 954 by September 30, 2007 (June 30, 2007: 939), due to the expansion of production capacities.

SILTRONIC

€ million	Q3 2007	Q3 2006	Change in %	9M 2007	9M 2006	Change in %
Sales						
External sales	358.2	329.5	9	1,103.4	913.0	21
Internal sales	2.0	1.2	67	5.0	4.4	14
Total sales	**360.2**	**330.7**	**9**	**1,108.4**	**917.4**	**21**
EBIT	**78.8**	**63.1**	**25**	**262.7**	**134.0**	**96**
EBIT margin	21.9%	19.1%	15	23.7%	14.6%	62
Depreciation	36.2	35.1	3	105.5	106.5	-1
EBITDA	**115.0**	**98.2**	**17**	**368.2**	**240.5**	**53**
EBITDA margin	31.9%	29.7%	8	33.2%	26.2%	27
Investments	19.7	22.6	-13	111.8	62.9	78
	Sep. 30 2007	Jun. 30 2007		Sep. 30 2007	Dec. 31 2006	
Number of employees	5,642	5,626	0	5,642	5,585	1

Siltronic generated sales revenue of €360.2 million (previous year: 330.7 million) during the third quarter of 2007, an increase of 9 per cent over the prior-year level.

Sales growth was principally due to higher production volumes. Price and currency effects virtually offset each other. Sales declined slightly compared with the second quarter of 2007. The scheduled production "warm-down" of 300 mm wafer production at the Burghausen site had a major impact on sales. Following the expansion Siltronic increases its 300 mm wafer capacity at the site by 60,000 units per month. Siltronic was able to partially compensate for the planned decline in 300 mm wafer sales by increasing silicon-monocrystal sales to the solar industry. Generating nearly 60 per cent of Siltronic's sales, the Asian market – including Japan – once again accounted for the lion's share of the division's sales total.

Siltronic boosted its Q3 EBITDA to €115.0 million (previous year: €98.2 million), a 17 per cent rise over the comparable period a year earlier. This represents an EBITDA margin of 31.9 per cent (previous year: 29.7 per cent). Shifts in the product mix towards the 300 mm wafer, as well as sales to the solar industry and greater efficiency, had a positive effect on income overall, despite significant currency exchange losses.

Siltronic invested €19.7 million (previous year: €22.6 million) during the reporting period. The funds were invested mainly in the ongoing expansion of production capacity for 300 mm wafers at the Burghausen facility.

As of September 30, 2007, Siltronic employed 5,642 people (June 30, 2007: 5,626).

CORPORATE FUNCTIONS / OTHER
OPPORTUNITIES AND RISKS, OUTLOOK

Corporate Functions/Other

Corporate Functions/Other posted total July to September sales in 2007 of €61.5 million (previous year: €49.7 million). This represents a year-on-year increase of 24 per cent, attributable to increased procurement of corporate services and to the higher energy costs that the Group passed on to its subsidiaries. EBITDA from Corporate Functions/Other in the third quarter of 2007 amounted to €3.4 million (previous year: €-7.0 million).

Opportunities and Risks

As one of the leading companies in the chemical and semiconductor sectors, WACKER is active in all the global markets. As a consequence, the Group has a number of specific entrepreneurial opportunities and risks. The main opportunities and risks are related to market dynamics, particularly in the semiconductor market and photovoltaics. Furthermore, changes in the EUR/USD exchange rate and price fluctuations of raw materials (silicon metal, methanol and ethylene) can have a significant impact.

For a detailed presentation of general risks, please refer to pages 60 to 62 of our 2006 Annual Report.

For the remainder of the year, management does not expect the aforementioned factors to have any major effect on projected earnings.

Outlook

The first three quarters of 2007 proved successful for WACKER. As a result of this positive business development, the Group expects to post new full-year sales and earnings records.

On the basis of the figures presented here, WACKER can confirm its positive full-year forecast with further precision. The Group now expects year-on-year sales growth of 14 per cent to nearly €3.8 billion (2006: €3.3 billion). The previous guidance specified sales growth of over 10 per cent. The full-year EBITDA margin will probably reach some 26 per cent (2006: 23.6 per cent).

Munich, November 8, 2007

INTERIM FINANCIAL STATEMENTS AS OF SEPTEMBER 30, 2007

Income statement

€ million	Q3 2007	Q3 2006	Change in %	9M 2007	9M 2006	Change in %
Sales	**958.5**	**857.3**	**12**	**2,861.2**	**2,486.2**	**15**
Costs of goods sold	-648.1	-606.1	7	-1,938.7	-1,774.3	9
Gross profit from sales	**310.4**	**251.2**	**24**	**922.5**	**711.9**	**30**
Selling expenses	-58.4	-55.1	6	-171.6	-165.5	4
Research and development expenses	-39.6	-35.9	10	-114.7	-109.4	5
General administrative expenses	-23.8	-22.0	8	-67.5	-67.2	0
Other operating income	29.1	18.2	60	69.9	54.6	28
Other operating expenses	-27.7	-13.2	>100	-86.9	-72.7	20
Operating result	**190.0**	**143.2**	**33**	**551.7**	**351.7**	**57**
Income from investments in joint ventures and associates	-3.4	-3.7	8	-7.1	-2.3	>100
Other income from investments	0.2	-0.0	n.m.	8.3	7.6	9
EBIT	**186.8**	**139.5**	**34**	**552.9**	**357.0**	**55**
Interest result	-0.1	-3.4	-97	-2.2	-22.1	-90
Other financial result	-1.2	0.3	n.m.	-1.6	-3.4	-53
Limited partnership interests	-4.8	-4.3	12	-13.9	-10.8	29
Income before taxes	**180.7**	**132.1**	**37**	**535.2**	**320.7**	**67**
Income taxes	-60.3	-36.7	64	-169.6	-92.3	84
Net income before minority interests	**120.4**	**95.4**	**26**	**365.6**	**228.4**	**60**
Minority interests	0.2	-0.3	n.m.	-0.5	-0.6	-17
Net income attributable to Wacker Chemie AG shareholders	**120.6**	**95.1**	**27**	**365.1**	**227.8**	**60**

Earnings per share in €	Q3 2007	Q3 2006	Change in %	9M 2007	9M 2006	Change in %
Earnings per share	2.43	1.91	27	7.35	4.77	54
Average number of shares outstanding (weighted)	49,677,983	49,677,983	0	49,677,983	47,716,909	4

Balance sheet

ASSETS in € million	Sep. 30 2007	Sep. 30 2006	Change in %	Dec. 31 2006	Change in %
Intangible assets, property, plant and equipment	2,038.9	1,880.2	8	1,935.4	5
Investments in associates	126.4	15.3	>100	98.3	29
Financial assets	72.0	66.0	9	65.2	10
Other assets	55.1	13.8	>100	39.5	39
Deferred taxes	32.7	26.5	23	7.8	>100
Non-current assets	**2,325.1**	**2,001.8**	**16**	**2,146.2**	**8**
Inventories	427.2	386.6	11	407.9	5
Trade reveivables	537.3	509.7	5	475.7	13
Other assets	168.3	157.7	7	185.5	-9
Cash and cash equivalents	394.4	54.6	>100	42.9	>100
Current assets	**1,527.2**	**1,108.6**	**38**	**1,112.0**	**37**
Total assets	**3,852.3**	**3,110.4**	**24**	**3,258.2**	**18**

LIABILITIES AND EQUITY in € million	Sep. 30 2007	Sep. 30 2006	Change in %	Dec. 31 2006	Change in %
Subscribed capital	260.8	260.8	0	260.8	0
Capital reserves	157.4	157.4	0	157.4	0
Treasury shares	-45.1	-45.1	0	-45.1	0
Other equity	1,426.4	1,113.6	28	1,196.8	19
Minority interests	15.9	16.3	-2	15.9	0
Equity	**1,815.4**	**1,503.0**	**21**	**1,585.8**	**14**
Minority interests in limited partnership capital	31.4	28.8	9	31.8	-1
Provisions for pensions	363.8	362.6	0	354.8	3
Other provisions	235.6	198.4	19	189.0	25
Deferred taxes	30.6	19.6	56	13.6	>100
Financial liabilities	236.2	377.8	-37	321.9	-27
Trade liabilities	0.0	1.7	-100	0.0	n.m.
Other liabilities	556.2	113.8	>100	221.4	>100
Non-current liabilities	**1,453.8**	**1,102.7**	**32**	**1,132.5**	**28**
Other provisions	80.7	50.8	59	43.4	86
Financial liabilities	57.6	59.2	-3	88.0	-35
Trade liabilities	211.3	206.4	2	205.9	3
Other liabilities	233.5	188.3	24	202.6	15
Current liabilities	**583.1**	**504.7**	**16**	**539.9**	**8**
Liabilities	**2,036.9**	**1,607.4**	**27**	**1,672.4**	**22**
Total liabilities and equity	**3,852.3**	**3,110.4**	**24**	**3,258.2**	**18**

Statement of cash flows

€ million	9M 2007	9M 2006	Change in %
Net income before minority interests	365.6	228.4	60
Depreciation and amortization	243.3	240.2	1
Changes in provisions	96.2	16.6	>100
Changes in deferred taxes	-11.6	-7.1	63
Changes in inventories	-25.0	-12.3	>100
Changes in trade receivables	-62.6	-101.4	-38
Changes in other assets	12.4	-22.7	n.m.
Changes in prepayments received	345.1	115.9	>100
Changes in other liabilities	21.9	18.4	19
Other non-cash expenses and income	21.2	16.6	28
Cash flow from operating activities (gross cash flow)	**1,006.5**	**492.6**	**>100**
Payments related to intangibles and property, plant and equipment	-406.9	-317.2	28
Payments related to loans in joint ventures	0.0	-7.6	-100
Proceeds from disposal of intangibles and property, plant and equipment	3.7	4.7	-21
Cash flow from investing activities	**-403.2**	**-320.1**	**26**
Net cash flow	**603.3**	**172.5**	**>100**
Increase in partners' shares	0.0	12.6	-100
Dividends paid on prior year's result	-124.5	-71.0	75
Sale of own shares	0.0	408.7	-100
Limited partnership capital drawdown	-13.9	-11.6	20
Changes in financial liabilities	-112.5	-490.3	-77
Cash flow from financing activities	**-250.9**	**-151.6**	**66**
Changes in cash due to exchange rate fluctuations and changes in the scope of consolidation	-0.9	-1.0	-10
Changes in cash and cash equivalents	**351.5**	**19.9**	**>100**
At beginning of year	42.9	34.7	24
At end of period	394.4	54.6	>100

Statement of changes in equity

€ million	Subscribed capital	Capital reserves	Treasury Shares	Revenue reserves/ consoli-dated result	Translation adjustment	Direct changes	Minority interests	Total
As per Dec. 31, 2005	**260.8**	**59.9**	**-142.6**	**791.2**	**-35.1**	**-1.3**	**3.3**	**936.2**
Effect of implementation of new accounting standards				-1.8				-1.8
Jan. 01, 2006	**260.8**	**59.9**	**-142.6**	**789.4**	**-35.1**	**-1.3**	**3.3**	**934.4**
Net income				227.8			0.6	228.4
Financial instruments						4.4		4.4
				227.8		**4.4**	**0.6**	**232.8**
Dividends paid				-70.9			-0.1	-71.0
Capital contribution							12.6	12.6
Sale of own shares		97.5	97.5	213.7				408.7
Translation differences					-14.4		-0.1	-14.5
Sep. 30, 2006	**260.8**	**157.4**	**-45.1**	**1,160.0**	**-49.5**	**3.1**	**16.3**	**1,503.0**
As per Dec. 31, 2006	**260.8**	**157.4**	**-45.1**	**1,243.5**	**-58.5**	**11.8**	**15.9**	**1,585.8**
Net income				365.1			0.5	365.6
Financial instruments						15.4		15.4
				365.1		**15.4**	**0.5**	**381.0**
Dividends paid				-124.2			-0.3	-124.5
Translation differences					-26.7		-0.2	-26.9
Sep. 30, 2007	**260.8**	**157.4**	**-45.1**	**1,484.4**	**-85.2**	**27.2**	**15.9**	**1,815.4**

NOTES TO THE INTERIM FINANCIAL STATEMENTS PER SEPTEMBER 30, 2007

Accounting and Valuation Methods

The interim financial statements of Wacker Chemie AG have been prepared in accordance with the International Financial Reporting Standards (IFRS) valid in the European Union on the reporting day mentioned above. The same standards were used for the Group's most recent annual financial statements, with the following exception:

Since January 1, 2007, WACKER has applied IFRS 7 "Financial Instruments: Disclosures." The change has had no effect on the current quarterly report; additional disclosures relating to financial instruments will be published in the annual financial statements as per December 31, 2007.

Changes in the Scope of Consolidation

No changes were made in the scope of consolidation during the past quarter. We refer to the previous quarterly report as regards Wacker Polymer Systems (Nanjing) Co. Ltd., since this company was already consolidated for the first time in the interim financial statements as per June 30, 2007.

Segment Reporting

Please refer to the management report for information on segment reporting as required in accordance with IAS 14.

Exchange Rates

The following USD / EUR exchange rates were used in the reporting period and in the previous year's period to convert foreign currency positions and for the accounts of Group companies where the US dollar is the functional currency:

Exchange rates (€)

	Sep. 30, 2007[1]	Sep. 30, 2006[1]	Q3 2007[2]	Q3 2006[2]
US dollar	1.42	1.27	1.37	1.27

[1] Due date rate
[2] Average rate

Effect of the Tax Reform Passed in July

The 2008 corporate tax reform was passed by the German Bundesrat (Federal Council or Upper House of Parliament) on July 6, 2007. Since the German Bundestag (Federal Parliament or Lower House) had previously ratified the legislation in May 2007, it will take effect as of 2008. This will result in a change in the valuation of deferred taxes. The change stems from temporary differences that will be reversed as of 2008. This has led to a reduction in tax expenses of €6.5 million.

Major Events During the Reporting Period

The main events in terms of nature, size and frequency during the reporting period are described in the management report.

Changes in Other Financial Obligations

During the reporting period, WACKER secured financing for the joint venture with Samsung by concluding a loan agreement. As a result, the Group's contractual commitment to guarantee financing for this joint venture was reduced to hedging the default risk arising from this financing. Thus other financial obligations have been reduced even further compared with the status described in the last annual report – over and above the reduction discussed in the last quarterly report that was achieved by investing capital in the joint venture with Samsung.

Events After the Balance Sheet Date

The joint venture with SCHOTT Solar GmbH began business operations in October 2007, once all contractual conditions had been met. WACKER has made an initial capital contribution to WACKER SCHOTT Solar GmbH amounting to €22.0 million.

RESPONSIBILITY STATEMENT

To the best of our knowledge and in accordance with the applicable reporting principles for interim financial reporting, we affirm that the interim consolidated financial statements give a true and fair view of the assets, liabilities, financial position and profit or loss of the group. We also affirm that the interim management report of the group includes a true and fair view of the development and performance of the business and the position of the group, together with a description of the principal opportunities and risks associated with the expected performance of the group for the remaining months of the financial year.

Munich, November 9, 2007

Wacker Chemie AG

Peter-Alexander Wacker	Rudolf Staudigl
Joachim Rauhut	Auguste Willems

UPCOMING DATES AND INVESTOR RELATIONS

Upcoming Dates

The 2007 Annual Report is scheduled for publication on March 18, 2008.

Investor Relations

Jörg Hoffmann
Phone: +49 89 6279 1633
Fax: +49 89 6279 2933
joerg.hoffmann@wacker.com

Manuela Ellmerer
Phone: +49 89 6279 2769
Fax: +49 89 6279 2369
manuela.ellmerer@wacker.com

This report contains forward-looking statements based on assumptions and estimates of WACKER's Executive Board. Although we assume the expectations in these forward-looking statements are realistic, we cannot guarantee they will prove to be correct. The assumptions may harbor risks and uncertainties that may cause the actual figures to differ considerably from the forward-looking statements. Factors that may cause such discrepancies include, among other things, changes in the economic and business environment, variations in exchange and interest rates, the introduction of competing products, lack of acceptance for new products or services, and changes in corporate strategy. WACKER does not plan to update the forward-looking statements, nor does it assume the obligation to do so.



WACKER

Wacker Chemie AG
Hanns-Seidel-Platz 4
81737 München, Germany
Tel. +49 89 6279-0
Fax +49 89 6279-1770
info@wacker.com

www.wacker.com





WACKER

WACKER CHEMIE AG –
3rd Quarter 2007 – Call Note

Dr. Peter-Alexander Wacker (CEO), Dr. Joachim Rauhut (CFO)

DISCLAIMER

The information contained in this presentation is for background purposes only and is subject to amendment, revision and updating. Certain statements contained in this presentation may be statements of future expectations and other forward-looking statements that are based on management's current views and assumptions and involve known and unknown risks and uncertainties. In addition to statements which are forward-looking by reason of context, including without limitation, statements referring to risk limitations, operational profitability, financial strength, performance targets, profitable growth opportunities, and risk adequate pricing, as well as the words "may, will, should, expects, plans, intends, anticipates, believes, estimates, predicts, or continue", "potential, future, or further", and similar expressions identify forward-looking statements. By their nature, forward-looking statements involve a number of risks, uncertainties and assumptions which could cause actual results or events to differ materially from those expressed or implied by the forward-looking statements. These include, among other factors, changing business or other market conditions and the prospects for growth anticipated by Wacker Chemie AG's management. These and other factors could adversely affect the outcome and financial effects of the plans and events described herein. Statements contained in this presentation regarding past trends or activities should not be taken as a representation that such trends or activities will continue in the future. Wacker Chemie AG does not undertake any obligation to update or revise any statements contained in this presentation, whether as a result of new information, future events or otherwise. In particular, you should not place undue reliance on forward-looking statements, which speak only as of the date of this presentation.

RECORD Q3 – LIFTED BY PRICING AND VOLUMES

WACKER

€m	Q3 2007	Q3 2006	*Change in %*
Sales	958.5	857.3	+12
EBITDA	269.9	217.9	+24
EBIT	186.8	139.5	+34
Net Income	120.6	95.1	+27
EPS in €	2.43	1.91	+27
EBITDA margin	28.2%	25.4%	+3
EBIT margin	19.5%	16.3%	+3

POLYSILICON GAINS MOMENTUM

Q3 2007 Sales €959m


34%
36%
16%
12%
2%

Q3 2007 EBITDA €270m


26%
43%
12%
19%

SEGMENT	SALES	EBITDA
WACKER SILICONES	+ 6%	+ 8%
WACKER POLYMERS	+ 9%	+ 4%
WACKER FINE CHEMICALS	- 8%	n.m.
WACKER POLYSILICON	+ 57%	+ 53%
SILTRONIC	+ 9%	+ 17%

WACKER

AGAIN FASTEST GROWTH IN ASIA, GROWTH IN AMERICAS HELD BACK BY CURRENCY EFFECTS

Q3 2007 Sales by Region (€m), Changes YoY (%)



Germany
+12%
Europe
w/o Germany
+6%
Americas
–1%
7% in USD
Asia
+24%*
194
163
255
347
Total:
959

WACKER

* incl. other regions

NET CASH POSITION - DRIVEN BY OPERATIONAL CASH FLOWS AND SOLAR PREPAYMENTS


WACKER Group
Structure of Balance Sheet (%)
Total €3.3bn €3.8bn
Total €3.3bn €3.8bn
Current Assets
Non-current Assets
40%
60%
27%
11%
13%
49%
36%
9%
8%
47%
Accruals + Liabilities
Pension Accruals
Financial Debt
Equity
12/31/06 09/30/07
12/31/06 09/30/07

Characteristics

- Non-current assets: € 2,325m
- Provisions for pensions: € 364m
- Net financial debt: € -101m
- Prepayments received: € 598m
- Equity: € 1,815m
- Free cash flow: 9M € 603m
  Q3 € 257m

Q3 CHEMICALS:
STRONG PERFORMANCE HELPED BY PRICING

Sales (Mio. €)


600
500
400
300
200
100
0

	Q1	Q2	Q3	Q4
2006	478	503	500	478
2007	532	549	532	

EBITDA (Mio. €)


120
100
80
60
40
20
0

	Q1	Q2	Q3	Q4
2006	94	100	94	61
2007	102	106	101	

Q3/2007 YoY

- SILICONES:
  - Higher volumes
  - High growth in Asia and Europe
- POLYMERS:
  - High demand in the construction industry
  - Volume records in Q3
  - Start-up of new dryer in Burghausen
- FINE CHEMICALS:
  - New customer projects
  - High demand for biotech products

WACKER

ADVANCED DISCUSSIONS ON APD JOINT VENTURES: UNIFYING A SOLID VALUE CHAIN


Ethylene
Acetic Acid
VAM (Vinyl Acetate Monomer)
VAE (Vinyl Acetate Ethylene Emulsion)
Dispersible Polymer Powder
100%
WACKER
100%
WACKER
35%
65%
Air Products Polymers APP
80%
20%
WACKER Polymer Systems WPS
WACKER
Air Products and Chemicals, Inc. APCI

Air Products Polymers (APP)

- manufactures and globally distributes VAE dispersions
- supplies VAE dispersions to WPS

WACKER Polymer Systems (WPS)

- manufactures and globally distributes dispersible polymer powders and resins

WACKER

Q3 POLYSILICON:
ACCELERATED RAMP EFFECTS



Sales (Mio. €)
150
100
50
0
Q1
Q2
Q3
Q4

	Q1	Q2	Q3	Q4
□ 2006	86	78	80	82
■ 2007	92	98	126	



EBITDA (Mio. €)
60
40
20
0
Q1
Q2
Q3
Q4

	Q1	Q2	Q3	Q4
□ 2006	31	23	32	32
■ 2007	34	35	49	

Q3/2007 YoY

- Strong sales of additional material → Poly 6 → Spot market
- Sales 2007 tripled in Asia vs. 2006
- Strong demand and sales in Europe and America

WACKER

POLYSILICON:
10,000 TONS CAPACITY REACHED – MORE COMING



2006 2007 2008 2009 2010
Q1 Q2 Q3 Q4 Q1 Q2 Q3 Q4 Q1 Q2 Q3 Q4 Q1 Q2 Q3 Q4 Q1 Q2 Q3 Q4
10,000 t/a
Existing capacity
Poly 6 addition completed in September '07
650 t/a
Burghausen ("Poly 5")
TCS-granular
+ 4,500 t/a
Burghausen ("Poly 7")
On track
Approval
+ 7000 t/a
Burghausen ("Poly 8")
= Announcement
Ramp up
= Full capacity available

Construction Progress "Poly 7"


November 2006
Preparing the location


March 2007
Laying the foundations


June 2007
New reactor hall


October 2007
Raising the shell

WACKER

Q3 SILTRONIC:
RAPID RESPONSE TO CHANGING DYNAMICS



Sales (Mio. €)
400
300
200
100
0
Q1 Q2 Q3 Q4
2006 286 300 331 346
2007 377 371 360



EBITDA (Mio. €)
160
120
80
40
0
Q1 Q2 Q3 Q4
2006 69 73 98 115
2007 130 123 115

Q3/2007 YoY

- In spite of warmdown in 300 mm
  → Sales 9% higher than Q3/06
- Increased sales into the solar industry
- 300 mm warmdown completed, ramp in progress

WACKER

SILTRONIC: COST-CUTTING ALONG THE VALUE CHAIN AND EXTENSION OF CAPACITY

Siltronic's value-added chain: pulling, slicing, lapping, cleaning, polishing





2006
2007
2008
2009
2010
Q1
Q2
Q3
Q4
300 mm 285 kw/m
Existing capacity
Freiberg fab extension completed in December '06
300 mm Burghausen +60 kw/m
Fab extension
300 mm JV Singapore +300 kw/m
Construction of new fab
= Announcement
Ramp up
= Full capacity available

WACKER

200 MM SOFTENING ON A HIGH LEVEL – 300 MM THE NEW GROWTH ENGINE



7.000
6.000
5.000
4.000
3.000
2.000
1.000
0
Wafers/month x 1000
1986 1987 1988 1989 1990 1991 1992 1993 1994 1995 1996 1997 1998 1999 2000 2001 2002 2003 2004 2005 2006 2007
76 mm
100 mm
125 mm
150 mm
200 mm
300 mm

Source: SEMI up to Sep 2007

WACKER

OUTLOOK

FULL YEAR 2007

- Sales nearly €3.8bn (up 14 per cent)
- Income before tax around €600m
- Depreciation at about €350m
- EBITDA margin about 26 per cent
- Prepayments total about €630m
- Tax rate low-mid thirties
- Capex slightly above €700m

OUTLOOK 2008

WACKER SILICONES	Growth 3 per cent above worldwide GDP
WACKER POLYMERS	Including organic growth and APD transaction – Sales approaching €1bn
WACKER POLYSILICON	40 per cent sales growth EBITDA margin higher than 40 per cent
SILTRONIC	Maintain number three position in the market for semi wafers

WACKER

CURRENCY: HIGH NATURAL HEDGE IN CHEMICALS – SILTRONIC MORE EXPOSED

External sales and net USD exposure 2006 (EUR Million)


Chemicals
1,946
165
Polysilicon
133
0
Siltronic
1,258
585
External sales 2006
Net USD exposure 2006

2007: 1 ct change in USD/Euro ratio has an impact of 7 M Euro on EBIT, unhedged

Hedging policy: 50% rolling hedge

WACKER

ISSUER, CONTACT AND ADDITIONAL INFORMATION

Issuer and contact:

Wacker Chemie AG
Hanns-Seidel-Platz 4
D-81737 Munich

Investor Relations
Mr. Joerg Hoffmann

Phone: +49 89 6279 1633
Fax +49 89 6279 2933

joerg.hoffmann@wacker.com
www.wacker.com

Additional information:

ISIN: DE000WCH8881

WKN: WCH888

Deutsche Börse: WCH

Ticker Bloomberg: CHM/WCK.GR

Ticker Reuters: CHE/WCHG.DE

Listing: Frankfurt Stock Exchange Prime Standard

DEUTSCHE BÖRSE PRIME STANDARD

MDAX STOXX creating success

WACKER

WACKER

11/8/2007

Wacker Chemie AG

Conference Call

on the Third Quarter 2007

November 8th, 2007

Dr Wacker, CEO

Dr Rauhut, CFO

Hoffmann, IRO

Ladies and Gentlemen, welcome to the third-quarter 2007 conference call on Wacker Chemie AG. My name is Joerg Hoffmann, Head of Investor Relations. It's a pleasure to have with me today on the call Dr. Peter Wacker, our CEO and Dr. Joachim Rauhut, our CFO.

As a reminder, let me state that during this call we may make forward-looking statements based on current assumptions and estimates of WACKER's Executive Board. Although we assume that the expectations in these forward looking statements are realistic, we cannot guarantee that they will prove to be correct. These assumptions may harbor risks and uncertainties that could cause actual results to differ considerably from the forward-looking statements. WACKER may not update those risk factors or the forward-looking statements made during this call, nor does it assume any obligation to do so.

We published today our quarterly report, a press release, an Excel file detailing our quarterly data and a short presentation on Q3 to accompany this call. All of these files as well as our fact book can be found on our website www.wacker.com under Investor Relations.

With this let me hand the call over to Dr Wacker.

Thank you, Joerg, and thank you all for joining us on this call.

Despite a difficult environment, we completed the third quarter with a strong performance.

When we spoke with you three months ago we had a huge amount of work on our plate with all the expansions going on, and we had some question marks about the volatility in 200 mm and how it would affect us. Frankly, our result during the quarter was stronger than we had expected. The team in Polysilicon worked around the clock to complete our expansion sooner than we expected and were actually able to get it up and running and product out the door much faster than we had anticipated. This outstanding effort resulted in shipments, sales and profits substantially exceeding our estimates. And in Siltronic, we also saw an excellent performance. Our rapid response to changing market conditions resulted in strong sales and earnings even after adjusting for the falling dollar.

In addition, I am confident that we were able to increase our market share in smaller diamaters to offset our reduced 300mm volumes during the Burghausen warm down.

In total, WACKER CHEMIE's sales in Q3 this year were up 12 percent, reaching almost 960 million euros, while EBITDA rose 24 percent to 270 million euros to an EBITDA-margin of 28 per cent. Our results for the first nine months have surpassed our 2006 full-year numbers, both in sales and EBITDA.

Before Joachim gives you more detail on 2007, let me update you on our strategic projects.

Our major capacity expansions in Burghausen were finished on or ahead of time and on budget:

- As I mentioned, "Poly 6" was completed during the quarter, ahead of schedule. This solar polysilicon expansion helped Q3 sales with excess material that we sold on the spot market. This takes Wacker's total polysilicon capacity for Q4 to an effective 10,000 tons per year. The team that achieved this is now working on Poly 8.
- Our new generation spray dryer tower for dispersible powders started operations during Q3. This is important, since it is yet another technological breakthrough that we mastered. None of our competitors has similar units available.
- Siltronic finished the technically very demanding 300mm warmdown at Burghausen and is now ramping up the lines. Siltronic will have a wafer capacity in 300 mm of 350 kilo wafers per month, this is 19 per cent up from 2006 and 85 per cent up from 2005.

All of these activities demonstrate again the strong engineering backbone of WACKER, which in today's environment is an essential competitive advantage for us.

Strategically we have some news to report from our various joint ventures:

- The WACKER SCHOTT Solar wafer JV saw the laying of foundations for a new wafer fab in Jena. With secured amounts of polysilicon supply, this venture will evolve into a major competitor in solar wafers, targeting a 1 gigawatt capacity by 2012.

- Our SAMSUNG Joint venture is well on track. Construction of the plant shell was finished in just 16 months, and we are loading the fab with equipment as we speak. We expect to see first shipments of 300mm wafers for customer qualification very early next year. Again, this is ahead of our original projections.
- As you have seen, we are in advanced discussions with Air Products concerning the purchase of their global VAE emulsions businesses. Access to a global supply of VAE emulsions from this activity would significantly improve our global supply and cost positions in POLYMERS. If successful, this transaction will contribute substantially to further develop our POLYMER business to around €1 billion euros in sales in 2008. We are confident that we can conclude these discussions in the next few weeks and will present you with more detail once we have signed an agreement.

There has been a lot of talk about the polysilicon supply situation. Through the last quarter, WACKER continued to sign long-term delivery contracts for polysilicon. We now estimate that the total amount of prepayments will be about 630 million euros this year, covering two thirds of our planned capex for the segment. More than 80 per cent of our planned poly volumes are now spoken for until 2015, with some contracts stretching out to 2018. For me this is a strong indication that market participants do not expect an easing of the polysilicon supply and demand balance any time soon.

For Siltronic, in the 200mm wafer market, the situation has not become much clearer than last quarter. Data suggest that inventories are being flushed out of the system and that the price declines we saw in Q2 and Q3 have slowed considerably. We are responding to this situation in a very flexible way by moving into 300mm and non semiconductor sales. Our clear focus in Siltronic is to maximize our profitability.

Now, let's switch over to Joachim.

Thank you Peter,

First, I want to discuss our third quarter results and full-year expectations per segment, and I will then move on to group items such as capex, cash flow management and taxes.

WACKER reported sales of 960 million euros and an EBITDA of 270 million euros in Q3, both essentially at the same level as Q2. As Peter already said, Polysilicon beat our expectations during the quarter and Siltronic performed quite well in a more challenging market environment.

Overall, we saw a good performance in our three chemical segments where, at 532 million euros, Q3 sales increased by 6 per cent over last year, while EBITDA grew by 8 per cent to 101 million euros. Both sales and earnings increases were driven by volume growth and benefitted from some price increases. Looking into Q4 in Chemicals we will experience some one-off items, which I will detail as we go.

SILICONES increased sales to 341 million euros and kept the margin at 20 per cent, benefitting from a short term relief on raw materials, notably methanol. For the full year we expect sales growth at about 7 per cent. After adjusting for a depreciating US dollar, the growth rate would actually be 9 per cent. EBITDA in the fourth quarter will be hit again, as happened in last year's Q4, by a force majeure situation in methanol. This time however, the effect will be greater -- with a profit impact of about 10 million euros. The EBITDA margin in SILICONES for the full year will be slightly below 2006. For 2008 the division has announced price increases to match rising cost of the raw material silicon metal.

In POLYMERS sales and earnings stayed at the level of Q2, with sales 9 per cent over Q3 2006. This strong growth reflects essentially the successful development of the East European and Asian markets for dispersible polymer powders. During the last quarter our new 30,000 ton spray dryer began operations as planned.

The segment has announced price increases following continuous raw material cost increases on Ethylene. As we told you last quarter, starting from mid of October we have shut down some of our operations in Burghausen for debottlenecking and maintenance. This will have no effect on sales. But due to peak prices in VAM, another force majeure situation, this shutdown is going to have a one-off impact of slightly more than 10 million euros on earnings in Q4. The shutdown ended yesterday , and the units are today operating again at full levels. For the full year we now expect sales growth in POLYMERS of about 15 per cent to 640 million euros with an EBITDA margin slightly below last year due to the mentioned 10 million euro one-off item.

In FINE CHEMICALS we anticipate to reach last year's levels in sales and EBITDA. In this business we drive a significant shift in product mix with a change in focus to the higher margin biologics and ingredients businesses.

POLYSILICON sales increased by 57 per cent year on year in Q3 to 126 million euros, which was at a level of 29 per cent more than in Q2. Results benefitted from strong sales of additional material from the accelerated Poly 6 ramp process into the spot market. EBITDA at 49 million euros was up 42 per cent over Q2 and 53 per cent over last year. The margin in the segment was 39 per cent. For the full year we now expect sales of about 450 million euros. Looking at Q4 we expect a higher EBITDA margin than in Q3, reaching a point slightly over 40 per cent.

Given a challenging environment we talked about last quarter, we are pleased with the actual results Siltronic delivered in Q3. Despite the continued weakening US dollar and a different product mix following the reduced 300 mm output due to our temporary warmdown in Burghausen, Siltronic was able to deliver 360 million euros in sales in Q3. This is 9 percent higher than the same period last year and only 3 percent sequentially lower than Q2 in euros. On a US dollar basis, the revenue was nearly flat versus the second quarter.

During Q3, profitability at Siltronic also developed well. Benefitting from a good non-area business with attractive pricing, Siltronic met its targeted EBITDA margin of 30 percent again.

For Q4, in 300mm we will have more volume in sales which will be offset by somewhat lower volumes in 200mm. Price declines we saw in Q2 and Q3 have slowed considerably. At Siltronic, we expect a similar volume and price picture as in Q3, with an additional burden from the falling US dollar. This will lead in Q4 to slightly lower sales and a slightly lower EBITDA margin. If you compare Q4 2007 with Q4 2006, please keep in mind that Q4 2006 was the strongest quarter of last year with a much more favorable exchange rate and there was a positive price trend in 200 mm quarter by quarter.

Let me now summarize our expectations for 2007: we expected more than 10 per cent increase in sales and a higher EBITDA-Margin for the full year 2007. Given that we now have 10 months of the year behind us, let me be a little bit more precise on this.

Taking our excellent results in the first nine months and allowing for the normal Q4 seasonal softness in Chemicals, we expect to achieve full-year sales of nearly 3.8 billion euros.

Including the one time effects in the Chemicals operations, we expect that we will end this record year with a full-year EBITDA margin of about 26 per cent.

Now let's have a closer look at some other items in our P&L and cash flows for the remainder of the year.

- Depreciation is expected to come in at about 350 million euros.
- For the full year 2007 income before taxes should come to around 600 million euros. We expect a tax rate in the low-mid thirties for the full year, now that we have used up essentially all loss carry forwards. This is somewhat higher than I had mentioned during our last call and reflects a higher share of profits generated in Germany.
- For 2007 we expect capex to come in slightly above 700 million euros. 2007 capex will peak in Q4 with a little bit less than 300 million euros. Despite this huge amount of capex our net cash position should stay at the Q3 level. As mentioned earlier, prepayments for polysilicon are expected to total about 630 million euros at year's end.

With this let me hand it back to Peter for our outlook on 2008 and some closing words.

Thank you, Joachim.

We have just reported a record Q3 that surpassed our own expectations. For 2007, full year sales should come in around 3.8 billion euros with an EBITDA margin of about 26 per cent. I am optimistic that the 1 billion Euro mark for EBITDA is within close reach.

Let me summarize my view for the future:

From an overall perspective, the changing demand in semi, the strengthening of the euro and rising raw material costs continue to be challenging, but as you know we have mastered these trends in the past. The megatrends that support our growth are gaining more momentum and are working in our favor. We have the capability to deliver capacity expansions in highly demanding areas such as Polysilicon on budget and

ahead of schedule. All in all, I see us well positioned to continue to deliver strong growth rates.

Looking into 2008, let me share with you what we see today:

- In the past, our revenue growth in the SILICONES businesses was always at around 3 percentage points above worldwide GDP. We expect this also for 2008. Once the Air Products transaction is completed, sales in POLYMERS could reach the 1 billion euro level.
- Given that we are essentially sold out in POLYSILICON for next year, except for some surplus volumes from productivity improvements, we have a pretty good visibility into our sales. For our POLYSILICON business, 40 per cent is an important figure for next year. We expect to see 40 per cent sales growth in 2008 maintaining an EBITDA margin somewhat higher than 40 per cent.
- As you all know, our visibility in Siltronic is about one quarter or so. 200 mm uncertainty and 300 mm growth will continue to be the overriding themes in wafers next year. We expect to grow our volumes, maintaining a clear number three position in the market for semi wafers.
  A lot of our growth however will not be fully visible in our consolidated accounts since it happens in the Samsung JV.

In a nutshell, this is our current outlook, and, as we have done this year, we will update our guidance for 2008 as we progress through the year.

I am proud of our achievements and the strong performance of our businesses so far. WACKER will continue to deliver substantial growth with high margins to its shareholders.

Now, Joachim and I are looking forward to your questions. Operator?



WACKER

WACKER CHEMIE AG – Full Year 2006
Call Note March 22nd, 2007

Dr. Peter-Alexander Wacker (CEO), Dr. Joachim Rauhut (CFO)

DISCLAIMER

The information contained in this presentation is for background purposes only and is subject to amendment, revision and updating. Certain statements contained in this presentation may be statements of future expectations and other forward-looking statements that are based on management's current views and assumptions and involve known and unknown risks and uncertainties. In addition to statements which are forward-looking by reason of context, including without limitation, statements referring to risk limitations, operational profitability, financial strength, performance targets, profitable growth opportunities, and risk adequate pricing, as well as the words "may, will, should, expects, plans, intends, anticipates, believes, estimates, predicts, or continue", "potential, future, or further", and similar expressions identify forward-looking statements. By their nature, forward-looking statements involve a number of risks, uncertainties and assumptions which could cause actual results or events to differ materially from those expressed or implied by the forward-looking statements. These include, among other factors, changing business or other market conditions and the prospects for growth anticipated by Wacker Chemie AG's management. These and other factors could adversely affect the outcome and financial effects of the plans and events described herein. Statements contained in this presentation regarding past trends or activities should not be taken as a representation that such trends or activities will continue in the future. Wacker Chemie AG does not undertake any obligation to update or revise any statements contained in this presentation, whether as a result of new information, future events or otherwise. In particular, you should not place undue reliance on forward-looking statements, which speak only as of the date of this presentation.

WACKER

RECORD YEAR 2006 – 21% GROWTH IN SALES AND 39% IN EBITDA

€m		FY 2006	FY 2005	Change in %
WACKER	Sales	3,337	2,756	21
	EBITDA	786	567*	39
	EBIT	456	263	74
	Net Income	312	143	>100
	EPS	6.46	2.90	>100

WACKER SILICONES	Sales + 15%	EBITDA + 10%
WACKER POLYMERS	Sales + 18%	EBITDA + 8%
WACKER FINE CHEMICALS	Sales + 2%	EBITDA - 40%
WACKER POLYSILICON	Sales + 13%	EBITDA + 31%
SILTRONIC	Sales + 37%	EBITDA >100%

* adjusted by €32.7m proceeds from past divestitures and €14.3m reversal of restructuring provisions

WACKER

REGIONAL FOCUS 2006: STRONG GROWTH IN ASIA AND EASTERN EUROPE

	Americas (20%)	Europe (48%)	Asia [1] (32%)
Major Sites	Adrian, MI Portland, OR	Burghausen Freiberg Nünchritz	Zhangjiagang, China Singapore Hikari, Japan Akeno, Japan Calcutta, India







Sales by Region (€ m)



+ 7%
615
659
2005
2006



+ 15%
1,412
1,618
840
961
Europe w/o Germany
14%
572
658
Germany
15%
2005
2006



+ 45%
728*
1,059*
2005
2006

1) including other regions

WACKER

NET DEBT REDUCED BY €545M / 60% WHILE INVESTING CAPEX OF €580M


WACKER Group
Structure of Balance Sheet (%)
Total €3.3bn
Total €3.3bn
Current Assets
34%
Fixed Assets
66%
27%
Accruals + Liabilities
11%
Pension Accruals
13%
Financial Debt
49%
Equity
December 31, 2006

Characteristics

- Fixed assets: € 2,146m
- Pension accruals: € 355m
- Net debt: € 367m (down >100% over 2005)
- Prepayments received in 2006: € 231m
- Equity: € 1,586m (up 70% over 2005)
- Debt to Equity ratio 104%
- Dividend proposal: 2.00 € + 0.50 €/per Share
- Free Cashflow: € 185m (2005: € 159m)

WACKER

DEVELOPING ASIAN MARKETS

Zhangjiagang: 200 kt siloxane + pyrogenic silica facilities



- Downstream facilities operational
- Pyrogenic silica facility ready by end of '07
- Capex: >€200 million for WACKER

Siloxane capacity

2006: 200 kt → +25% → **2010: 250 kt**

Burghausen / Nanjing: Dispersible powder for a growing market



- Accelerating capex in a tight market
- New dryers in Burghausen and Nanjing
- Capex: approx. €90 million

Dispersible Powder capacity

2006: 170 kt → +35% → **2010: 230 kt**

WACKER

EXPANDING AND ACCELERATING TO MEET STRONG DEMAND

Burghausen:
Getting polysilicon to the market



- Adding 8,000 tons until end of 2009
- Accelerating Poly 6 (3,500t) in 2007
- Capex: approx. €500 million

Polysilicon capacity

2006: 6,500 t → +120% → **2010: 14,500 t**

Singapore:
300 mm wafers with Samsung



- 300,000 wafers per month
- Construction on track
- Capex: approx. US$1 billion
(approx. Financial Investment €150 million for WACKER)

300mm wafer capacity

2006: 285 kw/m → +132% → **2010: 660 kw/m**

WACKER

POLYSILICON DEMAND AND SUPPLY RATIO REMAINS UNDER STRAIN

Global Polysilicon Supply and Demand (in tons; mg-Si included)
Status: 03/2007



140,000
120,000
100,000
80,000
60,000
40,000
20,000
0
2005
2006
2007
2008
2009
2010
Uncertain Capacities
Installed and announced capacities
available "Byproducts"
Combined Solar/Electronic Demand (Scenario 1)
Electronic Demand
Combined Solar/Electronic Demand (Scenario 2)

Sources: Electronic: Gartner 02/2007; Solar Scenario 1: Photon 10/2006;
Solar Scenario 2: EPIA Dec 2006; industry announcements, WACKER estimates (03/2007)

WACKER

ANOTHER 8,000 T/A OF POLYSILICON BY 2010 TO SUPPORT OUR CUSTOMERS


2006 2007 2008 2009 2010
Q1 Q2 Q3 Q4 Q1 Q2 Q3 Q4 Q1 Q2 Q3 Q4 Q1 Q2 Q3 Q4 Q1 Q2 Q3 Q4
6,500 t/a
Existing capacity
Poly 4 addition finalized in November '06
+ 3,500 t/a
Burghausen ("Poly 6")
Accelerating schedule
+ 4,500 t/a
Burghausen ("Poly 7")
On track
X Announcement
.... Ramp up
O Full capacity available

Construction Progress "Poly 6"


Poly 6

August 2006
Starting with process equipment installation


Poly 6

March 2007
Final assembly of TCS system

Construction Progress "Poly 7"


Poly 7

November 2006
Preparing the grounds


Poly 7

March 2007
Laying the foundations

WACKER

SILTRONIC: 300MM EXPANSION DRIVING GROWTH



2006
2007
2008
2009
2010
Q1 Q2 Q3 Q4 Q1 Q2 Q3 Q4 Q1 Q2 Q3 Q4 Q1 Q2 Q3 Q4 Q1 Q2 Q3 Q4
300 mm 285 kw/m
Existing capacity
Fab extension Freiberg finalized in December '06
300 mm Burghausen (+ 60 kw/m)
Fab extension
300 mm JV Singapore (+ 300 kw/m)
X
Construction of new fab

X Announcement .... Ramp up O Full capacity available

Construction Progress of Joint Venture Siltronic/Samsung



August 2006
Preparing the ground



October 2006
Cornerstone laid



November 2006
Piling started



March 2007
Construction on track

siltronic perfect silicon solutions

RECORD YEAR 2006: STRONG GROWTH AND HEALTHY MARGINS

Advanced Materials	Best year in the Group's history
Growth!	Growth mainly driven by volumes
Cost Position	Capacity constraints
Market Leadership	Prices trending up
	Strong operating performance
	Rising 2006 raw material and energy prices absorbed

Focus on Growth and Margins

WACKER



WACKER

WACKER CHEMIE AG – Full Year 2006
Call Note March 22nd, 2007

Dr. Peter-Alexander Wacker (CEO), Dr. Joachim Rauhut (CFO)

ISSUER, CONTACT AND ADDITIONAL INFORMATION

Issuer and contact:

Wacker Chemie AG
Hanns-Seidel-Platz 4
D-81737 Munich

Investor Relations
Mr. Joerg Hoffmann

Tel. +49 89 6279 1633
Fax +49 89 6279 2933

joerg.hoffmann@wacker.com
www.wacker.com

Additional information:

ISIN: DE000WCH8881

WKN: WCH888

Deutsche Börse: WCH

Ticker Bloomberg: CHM/WCK.GR

Ticker Reuters: CHE/WCHG.DE

Listing: Frankfurt Stock Exchange
Prime Standard

DEUTSCHE BÖRSE PRIME STANDARD

MDAX STOXX creating success

WACKER

Wacker Chemie AG

Conference Call
on the Full Year 2006

March 22, 2007

Dr Wacker, CEO

Dr Rauhut, CFO

Hoffmann, IR

WACKER

Hoffmann:

Ladies and Gentlemen, welcome to the full-year 2006 conference call on Wacker Chemie AG. My name is Joerg Hoffmann, Head of Investor Relations. It's a pleasure to have with me today on the call Dr Peter Wacker, our CEO and Dr Joachim Rauhut, our CFO.

As a reminder, let me state that during this call we may make forward-looking statements based on current assumptions and estimates of WACKER's Executive Board. Although we assume that the expectations in these forward looking statements are realistic, we cannot guarantee that they will prove to be correct.

These assumptions may harbor risks and uncertainties that could cause actual results to differ considerably from the forward-looking statements. WACKER may not update those risk factors or the forward-looking statements made during this call, nor does it assume any obligation to do so.

We have provided a number of materials on our website today, including our annual report in English and German, a press release, an Excel file detailing our quarterly data and a short presentation on Q4 and the Full Year to accompany this call. Please look at our website WWW.WACKER.COM under Investor Relations.

In addition, material from today's press conference, including scripts and presentations, are available on our website. Finally, let me point you to other various documents we routinely make available on our website or by request. Given the increasing number of analysts that are following us, these documents for the first time include an overview of analyst consensus which is posted for your benefit on our investor relations website.

With this let me hand the call over to Dr. Wacker.

Dr Wacker:

Thank you, Joerg, and thank you all for joining us on this call.

First, I'd like to speak briefly about our performance last year and then discuss general market trends and our investments for future growth. Joachim will then go into a bit more detail on the numbers and I'll wrap up with our outlook for 2007.

WACKER

As you have seen by now, 2006 was an outstanding year for WACKER both in terms of financial performance and strategic development. Our sales rose 21%, and adjusted EBITDA increased almost double that rate by 39%. Our EBITDA margin climbed from 20.6% to 23.6%. We successfully demonstrated that, despite a considerable headwind from rising raw material and energy costs, we were able to grow our businesses with high margins.

Although we focus on EBITDA as a comparable measure relative to our competitors, we also focus on the bottom line. I am very excited that in 2006 we increased our EPS from 2.90 euros to 6.46 euros. With our strong performance last year, we will propose a dividend for 2006 of 2 euros per share plus a 50 cent non-recurring special bonus. We feel that the underlying 2% basic dividend yield based on our year-end share price is a very competitive dividend for a growth company. In addition, we wanted to reward investors for the confidence they placed in the company during our IPO with the special bonus.

WACKER

Many of you are aware that we are aggressively positioning the company to take advantage of the favorable trends in our markets with the best products and technology in the industry. We are making substantial investments for the future, and I would like to review where we stand with our most significant programs.

Several external developments are supporting our strategies. To underline that, let me give you some examples.

From navigational systems in cars, to mp3 players, to cell phones and digital cameras, wafer area supplied to the electronic markets in total has been growing 15% annually during the past five years. Over this period the dependence on the highly volatile PC market has significantly decreased to a share of less than 40%. In consequence the semi market is becoming more and more diversified. On top of this we see huge unsatisfied demand in newly industrializing regions, which signals us a bright future.

Silicon wafer demand is moving strongly toward 300mm, and last December saw global monthly demand top 2 million 300mm wafers for the first time. In addition to Siltronic 300mm expansions in Freiberg and Burghausen, we are partnering with Samsung, one of the most rapidly growing and most demanding customers in the industry. Together, we will be spending 1 billion US dollars in Singapore on a new fab with a planned capacity of 300 thousand wafers per month. You can imagine that we do everything possible to accelerate the ramp in 2008.

Another major development relates to concerns about global warming and the growing need for cleaner energy sources and improved energy efficiency. WACKER offers polysilicon for solar energy production and also specialty materials for building insulation systems. Let's look at Polysilicon first. In our Poly segment, we are spending 500 million euros to add capacity. Our capacity will increase from 6,500 tons at the end of last year to 14,500 tons by the end of 2009.

As a part of this effort, we will be ramping up 3,500 tons of new solar-only Poly capacity this year, significantly increasing external sales in the segment. As you know, most of our existing poly capacity can be switched between electronic and solar grades. And, we have reduced our effective capital cost by partnering with our customers for the long term. This included the receipt in 2006 of over 200 million euros of pre-payments against future product delivery. The result is that we expect significant growth in our Poly business with shared risk. I am happy to report that both Poly projects are on budget and on time.

Next to alternative energy generation, energy conservation is also important in global initiatives against claimte change. Our Polymers segment plays an increasingly important role in this.

Our dispersible powders are contained in polymer-modified mortars and in adhesives that are used to fasten modern insulation materials to buildings.

Demand especially in Asia, the Middle East and Eastern Europe has been accelerating due to the strengthening of the construction industry and the ongoing substitution of other formulations. We are increasing our annual powder capacity from 170 thousand tons to 230 thousand. A 30 thousand ton dryer is being added at Burghausen and is scheduled to start up in Q3. Another similar unit is needed in China. To satisfy this demand, we have decided to invest into a new integrated site at Nanjing, which is targeted to be operational by the end of next year. We are planning to spend about 50 million euros on this new integrated site in one of the hottest markets for our product.

In parallel, we are expanding our network of Technical Centers around the world. We are moving closer to our customers and providing them and their customers with access to first-rate testing labs, local customization capabilities and training facilities.

So in combination, WACKER has two significant businesses aimed squarely at the global moves toward clean energy and energy efficiency.

WACKER

Finally, the rapid economic development in the emerging economies is creating a sharp increase in consumer spending of all types. Personal care products, appliances and convenience articles are seeing rapid growth in these regions. Silicones play an important role in many consumer items. In 2005 the consumption of silicones in the EU and in NAFTA was about 7 US dollars per person annually. This compares with an average of only 50 cents in China, India, the CIS and South America. By any measure, the future market potential for silicones in these rapidly developing regions is enormous.

We recently increased capacity for siloxane at Nünchritz, raising our total by 35% to 200 thousand tons. On top of that, we are partnering with Dow Corning to build an integrated facility at Zhangjiagang, China which will increase our global net effective capacity to 250 thous4and tons by the end of the decade. The first stage of the upstream complex is the fumed silica plant which will be operational by the end of the year, in time and on budget.

By sharing the investment in this single largest upstream complex worldwide, we will achieve optimal production economies while reducing financial exposure and risk. At the same time, we will become a major factor with local production in one of the world's fastest growing economies.

Let me summarize. There are common themes to all of these major investment activities. We are experiencing rapid demand growth in most of our key markets. We are combining our technical expertise and many years of experience to rapidly construct and efficiently operate state-of-the-art capacity where it is needed most. We can realize this with our own engineering capabilities, which given the current tight market for those services is a competitive advantage. And, we are partnering with our customers and others to reduce our net level of investment and to minimize business risk. Last year our capital investments were 580 million euros or about 17% of sales, and we are estimating that this will continue at high rates for the next years.

Take this as a sign of our confidence into our future markets, our portfolio and our growth capabilities.

We are determined to grow rapidly in response to our customers' needs. WACKER historically developed a culture of carefully investing cash flow and managing investments. This continues today. In addition, we have the people and resources in place to ensure that we are successfully managing all of these expansion projects in parallel without compromising our high quality standards.

Now I'd like to hand it over to Joachim.

Dr Rauhut:

Thank you Peter,

I am going to touch on our segment performance last year and then go into some more detail concerning our financials.

In **Silicones**, 2006 saw an increase in sales of 15% driven by additional volumes, mainly in Europe and Asia. This includes 4% growth from regional and time deferred swaps with Dow Corning. Despite sharply rising costs for Methanol and Platinum we managed to increase EBITDA in the full year by 10% to 232 million euros. Particularly the last quarter was hit with 44% higher methanol costs and further start up costs of 6 million euros for our Joint Venture in China. In 2007 we are seeing strong demand for elastomers, construction and paper related products and expect to grow in line with the long-term market growth rate of about 6%. With now higher siloxane capacities and therefore more commodity grades, we continue to work on upgrading our overall product portfolio.

In **Polymers,** following our strong sales growth of 18 per cent to 560 million euros in 2006, we are capacity constrained with utilization at or above capacity limits. Our 8 per cent increase in full-year 2006 EBITDA lagged sales growth, as ethylene prices increased.

Price increases and portfolio mix effects should help in 2007 to rebalance this. Our fourth quarter was comparably quite strong, as the mild winter and the good market conditions in the construction industry led to higher sales. Today we have product on allocation and have most of our powder capacity for 2007 contracted under new terms. We therefore feel comfortable to achieve a growth rate above 10 per cent in line with our capacities. To cope with the strong demand we are accelerating our powder expansions and are utilizing VAE dispersion capacity at the Calvert City site of APP, our Joint Venture with Air Products.

In **Fine Chemicals** we continue the portfolio and product optimization process started last year. As a result we will give up sales that yield returns below our cost of capital and will focus on the more profitable parts of the business. In line with this strategy we took an impairment charge of 6 million euros on specific assets in the fourth quarter.

In essence this should result in a further concentration on our chemical catalogue business and a shift towards our rapidly growing ingredients and biologics businesses.

In our **Polysilicon** segment the market shortage continues as all our units are producing at their capacity limits. Last year, we increased sales to 326 million euros with an EBITDA margin of 36 per cent. About one third of our reported sales relates to salt and internal sales of silica. In 2006 external and internal sales of hyper pure Polysilicon were on the same level. As Peter has emphasized, our outlook will be primarily driven by our ability to complete our expansions as rapidly as possible. Poly is also working hard to improve yields from our existing facilities, and we are expecting some additional output as a result of these efforts. Looking into 2007, we feel that we can reach a sales target of 400 million euros in the segment by leveraging our additional capacity towards customers in the solar industry. Despite higher energy costs as of January 1st, particularly effecting Poly, we stick to our target EBITDA margin in the mid-thirties.

WACKER

At **Siltronic**, 2006 sales were up 37 per cent to 1.26 billion euros as we brought 300mm capacity online in a strong market.

A positive pricing environment for both 300mm and smaller diameters coupled with the effects of our cost savings and productivity improvements helped increase EBITDA more than twofold to 356 million euros, a 28 per cent margin. The fourth quarter was particularly strong with an EBITDA margin of 33% due to higher pricing.

According to Gartner, this year should be a slower growth year for wafers than 2006 with growth rates around ten per cent. Growth in the silicon area will almost entirely come from 300mm, primarily driven by memory applications. Although the industry is clearly in an inventory burn-off phase, Siltronic sees sequential growth in wafers in the first quarter of this year, trending at about the level of Q4 last year supported by some ASP improvements and volumes. Pricing outlook is stable. As we see 2007 now, the first half looks moderate, and most industry analysts expect a stronger second half of the year.

WACKER

After a strong growth year 2006 with new 300mm lines available our growth in 2007 will be limited by capacity.

We expect growth mainly from an increase in average capacity of 70 kilo wafers per month.

- As we had expected for the Group we saw a price increase for Energy and major raw materials in 2006 in the range of 50 million euros, namely for Methanol, Ethylene, and Platinum. With volume growth, productivity improvements, some price increases and portfolio mix shifts we were able to absorb these increases. For 2007 we see again an increase of a similar magnitude. We have plans in place to compensate the anticipated cost increases
- for Platinum, Silicon metal and energy. While our Silicones segment was hit by Methanol price increases in Q4 and in Q1 this year, it appears that looking further out into 2007 Methanol prices are easing.

WACKER

In Polymers, which was hit hard with Ethylene cost rises in 2005 and 2006, price increases have been communicated and are being implemented helping us to cope with the higher cost of raw materials.

As you may have heard, the German chemical industry negotiated a new collective bargaining agreement with the trade unions resulting in a 3.6 per cent rise in wages and a one time payment. For us, this translates into slightly more than 20 million euros higher personnel costs in Germany, which we have in our budgets for 2007.

Now for some more detail on other important figures of 2006.

Below operating profit, income from associates and participations dropped to negative 2 million euros last year from positive 8 million euros in 2005. This was mainly due to planning costs for the China JVs in Silicones, as income from other participations remained essentially unchanged.

WACKER

In November we recorded a 15 million Euro credit to income taxes as the German government made the capitalization of certain tax receivables mandatory. Together with the utilization of tax loss carry forwards at Siltronic, this effectively reduced our full-year tax rate to 25%. As you are well aware, the German government is proposing to cut the corporate tax rate from 38% to 29%. Overall, looking into 2007 with us using the remaining tax loss carry forwards at Siltronic and with the announced German corporate tax reduction coming in 2008 we expect our long-term tax rate to level in the mid 30's.

Our operating cash flow rose in 2006 from 456 million euros in the previous year to 761 million, helped significantly by 231 million euros of prepayments on the supply of polysilicon. Despite an ambitious investment program of 580 million euros, we achieved a net cash flow of 185 million euros.

WACKER

This was somewhat below our 250 million guidance because we accelerated our investments in the Siltronic and Samsung joint venture and because anticipated government grants will be only received in 2007. In 2007 we expect to end the year again with positive free cash flow despite our ambitious investment activities.

During 2006 we reduced net debt by nearly two thirds to 367 million euros, and our equity, helped substantially by the IPO, rose almost 70% to 1.6 billion euros. Our equity ratio, equity to total assets, increased from 32% to 49%. We clearly have the financial strength and flexibility to support our expansion plans.

With this let me hand it back to Peter for some closing words.

WACKER

Dr Wacker:

Thank you, Joachim.

Due to the successful implementation of our growth strategy and to the excellent efforts of our team, 2006 was a record year for WACKER. And we think that 2007 will be even better.

We are essentially sold out in many of our businesses, and our capacity expansions are coming along well – on budget and on time. 2007 is off to a good start, and we are confident for the remainder of the year. In a given normal year the first and fourth quarter are typically seasonally burdened by winter conditions. This year is different. Mainly the construction industry continued work throughout the winter, the German economy is doing well, our wafer business is strong and from today's point of view we are going to see an atypically, strong first quarter in both sales and earnings.

Looking out toward the remainder of the year, at this early stage I just can't give you the detail you would like, and you are aware that our forecasting horizon in Siltronic is about 3 to 6 months.

Please note that we have scheduled our Q1 2007 conference call for May 8th, and we hope you will be able to join us then. At that time we plan to be able to present a more detailed forecast for this year.

Now, Joachim and I are looking forward to your questions.

Operator?

www.wacker.com

ANNUAL DOCUMENT

Enacted on July 1, 2005, the German Securities Prospectus Act (WpPG) requires all issuers of securities – which are listed on an organized market – to provide the general public with a so-called "Annual Document" at least once a year.

Below is a list of all the information that Wacker Chemie AG published or made public in fiscal 2006 pursuant to the stipulations found in Section 10, Subsection 1 of WpPG.

AD-HOC DISCLOSURES

2006/03/30	Wacker Chemie AG legt Angebotszeitraum und Bookbuilding-Preisspanne fest Wacker sets offering period and bookbuilding price range
2006/04/08	Bookbuilding erfolgreich abgeschlossen: Wacker Chemie AG legt Emissionspreis und Platzierungsvolumen fest Wacker's offer price is EUR 80 per share
2006/04/10	Wacker Chemie AG: Greenshoe-Option vollständig ausgeübt Wacker Chemie AG: greenshoe option fully exercised
2006/05/16	Wacker Chemie AG im 1. Quartal 2006 mit deutlichen Zuwächsen bei Umsatz und Ertrag Wacker posts substantial sales and earnings gains in Q1 2006
2006/06/28	WACKER baut seine Polysilicium-Produktion am Standort Burghausen weiter aus WACKER continues expansion of Polysilicon production at its Burghausen site

DIRECTORS' DEALINGS

Continuously updated	Directors' Dealings according to §15a WpHG

STATUTORY PUBLIC DISCLOSURES

2006/04/15	• Voting Rights Announcement in FAZ (DE) (JPG | 51.9 KB)
2006/06/10	• Voting Rights Announcement in FAZ (DE) (JPG | 29.5 KB)
2006/06/29	• Voting Rights Announcement in FAZ (DE) (JPG | 11.3 KB)

REPORTS

2006/03/24	IPO Prospectus (in German only)
2006/03/30	Addition to IPO Prospectus (in German only)
2006/04/20	Annual Report 2005
2006/05/16	Quarterly Report 1/2006
21.08.2006	Quarterly Report 2/2006
10.11.2006	Quarterly Report 3/2006

22.03.2007	Annual Report 2006

FINANCIAL CALENDAR

2006	Financial Calendar Archive

www.wacker.com

FINANCIAL CALENDAR

FINANCIAL DIARY 2006

July 25 - 26, 2007	**Capital Market Day/Analyst Conference**
August 2, 2007	**Publication of Q2 quarterly report 2007** (April to June)
November 8, 2007	**Publication of Q3 quarterly report 2007** (July to September)

Financial Calendar - Archive

www.wacker.com

FINANCIAL DIARY

FINANCIAL DIARY ARCHIVE 2007

March 22, 2007	**Publication of Annual Results 2006 / Press Conference** Annual Report and Conference Call
May 8, 2007	**Publication of Q1 quarterly report 2007** (January to March)
May 29, 2007	**Annual Stockholders' Meeting** More Information
May 30, 2007	**Dividend Payment**

FINANCIAL DIARY ARCHIVE 2006

March 17, 2006	**Annual Results 2005** Press Conference
May 16, 2006	**Publication of Q1 quarterly report 2007** (January to March) Quarterly Report and Conference Call
May 31 - June 1, 2006	**Deutsche Bank "German Corporate Conference"** Frankfurt
August 21, 2006	**Publication of Q2 quarterly report 2007** (April to June) Quarterly Report and Conference Call
September 13 - 14, 2006	**UBS „Best of Germany" 1-on-1 Investor Conference** New York
September 28, 2006	**HVB German Equity Conference** München
October 17, 2006	**Jeffries: European Alternative Energy & Cleantech Conference** London
November 10, 2006	**Publication of Q3 quarterly report 2006** (July to September) Quarterly Report and Conference Call
November 15, 2006	**Morgan Stanley: 6th Annual Technology, Media & Telecoms** Conference Barcelona
November 27 - 28, 2006	**Deutsche Börse: Deutsches Eigenkapitalforum im Herbst** Frankfurt



WACKER

WACKER CHEMIE AG
FACT BOOK 2007

Investor Relations, July 2007

DISCLAIMER

The information contained in this presentation is for background purposes only and is subject to amendment, revision and updating. Certain statements contained in this presentation may be statements of future expectations and other forward-looking statements that are based on management's current views and assumptions and involve known and unknown risks and uncertainties. In addition to statements which are forward-looking by reason of context, including without limitation, statements referring to risk limitations, operational profitability, financial strength, performance targets, profitable growth opportunities, and risk adequate pricing, as well as the words "may, will, should, expects, plans, intends, anticipates, believes, estimates, predicts, or continue", "potential, future, or further", and similar expressions identify forward-looking statements. By their nature, forward-looking statements involve a number of risks, uncertainties and assumptions which could cause actual results or events to differ materially from those expressed or implied by the forward-looking statements. These include, among other factors, changing business or other market conditions and the prospects for growth anticipated by Wacker Chemie AG's management. These and other factors could adversely affect the outcome and financial effects of the plans and events described herein. Statements contained in this presentation regarding past trends or activities should not be taken as a representation that such trends or activities will continue in the future. Wacker Chemie AG does not undertake any obligation to update or revise any statements contained in this presentation, whether as a result of new information, future events or otherwise. In particular, you should not place undue reliance on forward-looking statements, which speak only as of the date of this presentation.

WACKER CHEMIE AG
FACT BOOK 2007: CONTENTS

WACKER


WACKER
WACKER Group
Overview 4
Organizational Structure 7
Integrated Production 8
Global Network 9
Research and Innovation 10
Sustainability 11
Corporate Citizenship 12

WACKER: MORE THAN 90 YEARS OF HISTORY

1914 >	1921 >	1947 >	1953 >	1966 >	1978 >
Foundation of the "Dr. Alexander Wacker Gesellschaft für elektrochemische Industrie KG"	Hoechst AG becomes shareholder in Wacker-Chemie; it provides 50% of the share capital	Start of work in the area of **silicones**	First production of **hyper-pure silicon** for semiconductor industry	Production start of **Vac-Ethylene-Copolymer** in Burghausen	Foundation of the Wacker Siltronic Corporation Portland, Oregon, USA

1995 >	1998 >	2000 >	2005 >	2006
Takeover of wafer site in Freiberg, Saxony	Takeover of the silicon site in Nuenchritz, Saxony; JV with APCI (APP/WPS)	JV with NSCE for wafer business: WNC (55/45), in 2003 buyout of remaining 45% shares **Wacker family gains majority share** of Wacker-Chemie GmbH with 51%	"Blue Elephant" acquires Sanofi shares; WACKER almost fully family owned; WACKER becomes a stock corporation – **Wacker Chemie AG**	**Going public in April 2006;** JV with Dow Corning for silicones + silicates; JV with Samsung for 300mm wafers; **FY 2006 best year in the company history**

PRODUCTS AND SOLUTIONS FOR KEY GLOBAL SECTORS

Market Structure by Application Segment



Health & Home
Rubber Tire
Textile
Electronics
Chemical Materials
Coatings/Paints
Solar
Construction
Automotive
5%
2%
11% Others
3%
3%
4%
4%
WACKER 2006
Total Sales by
Industries
23%
39%
6%

WACKER: INTEGRATION ALONG AND BETWEEN VALUE CHAINS

Business Activity

Technology or market leader in a variety of attractive markets

WACKER is a leading global supplier to the chemical, semiconductor and solar industries. In many of its markets WACKER is a technology or market leader focused on processing silicon and ethylene into a variety of inorganic and organic products for high-tech applications.

Group Sales in 2006: €3.337 bn

Based on a well balanced portfolio

- Total business division sales in 2006 (incl. internal sales): €3.548 bn [1]



36%
36%
9%
16%
3%

- WACKER SILICONES
- WACKER POLYMERS
- WACKER FINE CHEMICALS
- WACKER POLYSILICON
- Siltronic

1) Balance of internal sales / corporate functions / other €–211 million

Sales Performance by Region in 2006

Globally present and close to customers

- Performance by region in 2006 [2]



28%
28%
21%
20%
3%

- Europe (without Germany)
- Germany
- ROW
- America
- Asia

2) External sales by customer location, figures rounded

Strategic Focus

- Advanced Materials
- Market Leadership
- Cost Position
- Growth!

FIVE SPECIALISTS UNDER ONE ROOF – PRODUCT OVERVIEW


WACKER Group
Corporate Departments
WACKER SILICONES
Performance Materials
Elastomers
Basic Materials
Silica
Advanced Materials
WACKER POLYMERS
Construction Polymers
Functional Polymers
WACKER FINE CHEMICALS
Chemicals
Ingredients
Biologics
WACKER POLYSILICON
Polysilicon
Silica (internal)
Salt
Siltronic
Electronic Wafers
Solar Ingots

HIGHLY INTEGRATED OPERATIONS BASED ON TWO KEY RAW MATERIALS



Raw Material
Upstream
Downstream
Customers' Industries
Silicon Metal
Siloxane
Pyrogenic Silica
Polysilicon
Silicones
Electronic Wafers
Solar Ingots
Construction
Automotive Suppliers
Paints and Coatings
Textiles
Print and Paper
Hyperpure Silicon Wafers
Semiconductors
Solar Modules
Ethylene
VAM
Ketene
Dispersible Polymer Powders
PVAc
PVB
Fine Chemicals
Construction
(Tile Adhesives, Dry Mortars)
Printing Inks / Coatings
Chewing Gum Base
Food
Household Care Products
Pharmaceuticals
Cosmetics

VAM = Vinyl acetate monomer, PVAc = Polyvinyl acetate, PVB = Polyvinyl butyral

GLOBALLY PRESENT AND CLOSE TO CUSTOMERS

Wacker Regional Sales Split 2006: Significant Opportunities to Build New Operations in Asia



Americas
% of Total Sales
80
60
40
20
0
19,8 %
11,8 %
Sales to
Sales from
Europe
% of Total Sales
80
60
40
20
0
48,5 %
81,5 %
Sales to
Sales from
Asia + Other
% of Total Sales
80
60
40
20
0
31,7 %
6,7 %
Sales to
Sales from
Production sites
Sales
Production sites and sales
Production site and technical centers
Sales and technical centers
Production sites, sales and technical centers

Customer-centered locations:
- 22 production sites
- some 100 subsidiaries and sales offices worldwide

INNOVATION AT THE CORE OF WACKER'S BUSINESS STRATEGIES

A Multidimensional Basis of Innovation



Innovation Strategy
R&D in Busines Divisions
Key Strategic Projects
Corporate R&D
Disruptive Innovations
External R&D Partners
WACKER Chair of Silicon Chemistry

Historically High Levels of R&D Spendings



€mn
200
190
180
170
160
150
140
130
120
110
100
10%
9%
8%
7%
6%
5%
4%
3%
2%
1%
0%
1998
1999
2000
2001
2002
2003
2004
2005
2006
Total R&D Spendings
R&D Spendings in Percentage of Sales

SUSTAINABILITY IS A KEY PART OF WACKER'S BUSINESS PROCESSES

Our Vision

"We believe that chemistry will make a long-term and indispensable contribution to global progress and sustainable development."

As an innovative chemical company, WACKER emphasizes a balance between economical, ecological and social goals.

- Continuously high expenditures for environmental protection and resource conservation
- Safe facilities for employees and neighbors
- Safe products for customers and end users
- Open dialog with all stakeholders
- Transparency through reporting

Responsible Care®



- Voluntary program founded in 1984 by the world's chemical industry
- Wacker has been member since its inception

Environmental Performance at Burghausen Site (Environmental Units in 1,000)



80
75
70
65
60
55
50
45
40
1996
1997
1998
1999
2000
2001
2002
2003
2004
2005
2006
Specific Emmissions
100%
80%
2002
2006

Reportable Accidents in the Domestic Group vs. Peers (Accidents per 1,000 Employees)



BG Chemie*
WACKER
40
35
30
25
20
15
10
5
0
1990
1991
1992
1993
1994
1995
1996
1997
1998
1999
2000
2001
2002
2003
2004
2005
2006

* BG Chemie: Accident Insurance & Prevention Association, German chemical industry

WACKER IS COMMITTED TO EXCELLENT CORPORATE CITIZENSHIP

Community Commitment	▪ We are a globally active company and view community commitment as an essential part of our corporate responsibility.
Education and Research	▪ We promote education and research through active, as well as financial support.
Social Activities	▪ Additional social activities: sports sponsoring, community and cultural events.
Responsible Employees	▪ At its locations worldwide, WACKER encourages employee self initiative to accept responsibility for the society in which we all live and work.



WACKER SILICONES

WACKER SILICONES: AN INTEGRATED GLOBAL PLAYER IN A LEADING MARKET POSITION

Supply Chain



Raw Materials
Upstream
Downstream Silicones
Silicon Metal
Methanol
Fumed Silica
Silanes
Siloxanes
Closed loop operation
HCl
Intermediates
Polymers
Fluids
Resins
Emulsions
Silica Particles
Specialty Silanes
Compounds
Sealants
Elastomers
Emulsions
Defoamers
Release Agents
CMP Slurries
Performance Materials for the Processing Industry

Sites



Adrian
North Canton
Chino
Duncan
Nuenchritz
Burghausen
Kempten
Zhangjiagang
Akeno
Shanghai
Calcutta
Jandira

Competitive Landscape



Silicones
Others 3%
WACKER 14%
Degussa 7%
Bluestar 6%
Shin-Etsu 11%
US$10.3bn +6.0% p.a.
Momentive 21%
Dow Corning 38%
Pyrogenic Silica
Others 6%
WACKER 21%
Tokuyama 8%
Cabot 23%
€850mn +6.7% p.a.
Degussa 42%

* Source: WACKER estimates

Market Characteristics

- Reduced cyclical vulnerability through market diversity
- Historic growth rates 2-3% above worldwide GDP
- High entry barriers (capital and technology)
- Megatrends spur sustainable market growth
- Innovations broaden scope of applications
- Substitution of carbon-based materials

SILICONES CREATE VALUE IN MANY PROCESSING INDUSTRIES

Market Structure by Application Segment


Paper
Textile
Energy / Electronics
Plastics
Construction
Chemical Industry
Health & Wellness
Automotive
Others
7%
5%
11%
10%
12%
13%
16%
Market 2007
US$10.3bn*

* Source: WACKER estimates

UNIQUE PROPERTIES OF SILICONES SUPPORT GLOBAL MEGATRENDS IN CONSUMER PRODUCTS

Silicones: a Unique Set of Product Properties

Flexibility	Insulating	Heat resistance
Hydophobicity	Softening	Radiation resistance
Glossiness	UV-stability	Transparency
Adhesion	Foam control	Discharge safety
Dielectricity	Durability	Release properties

- Tailoring of customized solutions
- Unique property profiles
- Advanced processability
- Superior performance in consumer goods

Megatrends Drive Silicones Growth


Mobility/Fuel Efficiency


Construction


Convenience/Fashion


Health & Wellness


Safety

ABOVE-AVERAGE GROWTH IN SILICONES BASED ON THREE PILLARS

Innovation



- Key to continuous product improvement
- Extension of the scope of silicone applications by new product classes
- Increased productivity and margins by competitive production processes

WACKER GENIOMER®

Thermoplastic Silicone Elastomers


heating
cooling

Substitution



- As a non-carbon polymer, silicones have a unique property profile.
- Silicones have the potential to substitute organics and other products in many applications.

WACKER POWERSIL®

Silicone elastomers substitute for conventional ceramics as insulating materials in power transmission and distribution. Advantages are long-term durability, low temperature flexibility, hydrophobicity and dielectric properties.

Globalization



- A new middle class is growing in emerging economies.
- Increasingly affluent consumers orient themselves to western lifestyles.

WACKER's global presence

With 12 production sites worldwide and Technical Centers in regions of the most vibrant economic growth, WACKER SILICONES is well prepared to deliver tailor-made solutions to the customer.

INCREASING PENETRATION OF FASTEST GROWING MARKETS

Market Structure Silicones Industry 2002 – 2006


34%
35%
31%
2002
37%
30%
33%
2006
Europe
Americas
Asia/RoW

* Source: WACKER estimates; shares based on € sales

WACKER SILICONES Highlights Asia

- Significant gain of market share in China and India
- Joint ventures with Dow Corning in Zhangjiagang
  - access to world-scale siloxane production
  - siloxane to go on-stream by end of decade
  - mechanical completion of fumed silica plant by mid 2007
- Downstream facilities in Zhangjiagang
  - sealants production running since Feb 2007
  - elastomers on-stream since April 2006
- Joint venture with Dymatic in China
  - successful launch of JV for textile auxiliaries
  - first business year above expectations
  - production facilities under construction
- Technical Centers in Shanghai, Singapore, Calcutta and Akeno

STRENGTHENING MARKET POSITION THROUGH SMART CAPACITY ADDITIONS

WACKER Siloxane Capacity Expansions


kt Siloxane
350
300
250
200
150
100
50
0
Nünchritz
Zhangjiagang
2004
2007e
2010e
2013e

- Balanced supply/demand for siloxanes in the next several years
- Zhangjiagang next world-scale expansion by end of the decade
- Accelerate growth through upstream cooperations with Dow Corning (swap agreements, joint ventures)
- Downstream production of silicone products:
  - close to the customer
  - superior process technologies

Strong position in specific segments

- No. 1 in building preservation
- No. 2 in elastomers for transportation and energy
- No. 2 in fumed silica for merchant market

WELL POSITIONED FOR SUSTAINED PROFITABILITY GROWTH

WACKER SILICONES Competitive Advantages and Strengths

- Highest level of integration in the industry
- Increasing share of specialties in production mix
- No.1 or 2 in selected segments (e.g. building preservation, elastomers for transportation and energy, fumed silica for merchant market)
- Dedicated activities in fastest growing Asian market
- Two world-scale upstream sites in Burghausen and Nuenchritz
- Building a new third fully integrated site in China with market leader Dow Corning
- Global footprint in downstream operations
- Increasing market access through joint ventures


WACKER POLYMERS
WACKER POLYMERS
Overview 22
Portfolio and Markets 23
Growth Drivers 24
Business Setup 25
Strengths 26

WACKER POLYMERS: SETTING THE STANDARDS

Supply Chain



Raw Material
Upstream
Downstream
Key Markets
Ethylene
Acetic Acid
VAM
Dispersions
Dispersible Polymer Powders
PVAc
PVOH
PVB
Construction
Automotive
Adhesives
Food
Coatings & Inks

VAM = Vinyl acetate monomer, PVAc = Polyvinyl acetate
PVOH = Polyvinyl alcohol, PVB = Polyvinyl butyral

Production and Tech Centers – Close to our Customers



Adrian
Burghausen
Moscow
Nanjing
Beijing
Zhangjiagang
Shanghai
Wuxi
Calvert City
Dubai
Singapore
Sao Paulo
Melbourne

Competitive Landscape for Dispersible Polymer Powders (DPP)



Others 30%
WACKER & Elotex > 70%

Capacity share, 2006
* Source: WACKER estimates

WACKER's market position

- Global No. 1 in Dispersible Polymer Powders (DPP)
- Cost and technology leadership
- Global market penetration
- Presence in all key markets via Technical Centers

VINNAPAS® POLYMER POWDERS – THE HIGHLY VERSATILE INGREDIENT FOR THE CONSTRUCTION INDUSTRY

Dispersible Polymer Powders – Market Structure by Application Segment



Render
Gypsum Products
Mortar Repair
Self Leveling Compounds
Miscellaneous
Ceramic Tile Adhesives
Exterior Insulation and Finish Systems
9%
5%
3%
3%
13%
16%
50%

Source: AC Treuhand and WACKER estimates

GLOBAL LEADERSHIP IN A STRONGLY GROWING MARKET

Production Volumes for (VINNAPAS®) Powders

Past Production Volumes for VINNAPAS® Powder



13% CAGR
1990 - 2006
1955
1965
1975
1985
1995
2005

Year-end capacity	
2005	130,000 tons
2006	170,000 tons
2007e	200,000 tons
2008e	230,000 tons

Industry Specific CAGR



WACKER Construction Polymers Europe 2003 - 2006
11.3%
Construction output Europe* 2003 - 2006
2.3%

* Source: EuroConstruct (2006)

Drivers of Ongoing Growth

Global & Regional Development
- Sustained global growth of the construction industry
- Globalization
- Growing markets: China, SEA, India, South & Central Europe, North America



Megatrends
- Improving living conditions
- Energy saving / Water conservation
- Global efforts to reduce CO_2 emissions

Substitution & New Applications
- Substitution of traditional mortar systems
- Low VOC & environmental awareness

LOCAL TECHNICAL CENTERS SUPPORT MARKET DEVELOPMENT

Global WACKER Technical Centers and VINNAPAS® Academy for Close-to-Customer Market Development in all Growth Regions



Adrian
Burghausen
Moscow
Nanjing
Beijing
Wuxi
Zhangjiagang
Shanghai
Calvert City
Dubai
Singapore
Sao Paulo
Melbourne

- ○ Production
- ◉ Technical center
- ● Technical center & VINNAPAS® Academy

VINNAPAS® ACADEMY

Training Lab

- State-of-the-art technology and applications
- Hands-on demonstrations
- Sharing know-how with customers and partners

Market Penetration

- Technical centers
- Local cooperations

Product Availability

- Production expansion
- Large distribution network

Know-how

- VINNAPAS® Academy
- Road shows / symposia

DRIVING MARKET GROWTH WITH CAPACITY ADDITIONS

2007: 50 Years of VINNAPAS® Dispersible Polymer Powders

1936 First industrial-scale production of polyvinyl acetate dispersions

1953 First spray drying tests with VINNAPAS® Dispersions

1957 Start of production with 13 metric tons VINNAPAS® Dispersible Polymer Powder

1958 Commissioning of the first in-house VINNAPAS® Dispersible Polymer Powder tower in Burghausen



2007 Market leader: Production sites on 3 continents, 19 laboratories of which 11 located outside of Germany

Feeding Growth with Capacities



2006
2007
2008
2009
170 kt/a
Existing global capacity
+30 kt/a
Burghausen
on track
+30 kt/a
Nanjing
on track
= Announcement
= Ramp up
= Full capacity available

LEVERAGING INTEGRATION TO DEFINE GROWTH

WACKER POLYMERS Competitive Advantages and Strengths

- Market leader in Dispersible Polymer Powders
- Defining the market in construction applications
- Regional market development through Technical Centers
- Innovations and new applications to benefit from megatrends
- Vertically integrated value chain with leading edge plants
- Strong focus on production technology and productivity



WACKER FINE CHEMICALS

WACKER FINE CHEMICALS: FOCUSING ON ATTRACTIVE NICHES

Supply Chain



Raw Material
Upstream
Downstream
Key Markets
Starch/Dextrose
Ethylene
Cyclodextrins / Cysteine
Ketene
Fine Chemicals
Biologics
Food & Flavor/
Pers. & Home Care
Life Science
Biopharmaceuticals

Business Structure

Ingredients / Biologics

Food and Cosmetics
Cyclodextrins
Encapsulated Coenzyme Q10
Pharmaceuticals
Cysteine
Drugs
Strong technology and IP position in protein secretion and high cell density fermentation used for biologics production

~ 30%

Sales 2006: €113 mn

~ 70%

Organic Fine Chemicals

Example acetyl acetone
- Intermediate for drugs or pesticides
- Synthesis of vitamin B6 and K
- Key intermediate in heterocyclic chemistry

LEADING POSITIONS IN ATTRACTIVE SPECIALTY MARKETS

Cyclodextrins: Product Characteristics and Applications

- Solutions for selective encapsulation and controlled release
- Safe products from a secure source: starch and dextrose as raw materials
- WACKER market share: > 50%*
- WACKER CAGR 2001–2006: 15%



Household & Industrial
51%
20%
Food & Flavor
14%
Personal Care
8%
Pharma
7%
Others

*Source: WACKER estimates

Cysteines: Product Characteristics and Applications

- Superior product quality to fully meet global customer requirements
- Advanced production process based totally on vegetable raw materials
- WACKER market share: market leader*
- WACKER CAGR (2001–2006): > 90%



43%
Pharma
Food & Flavor
2%
Others
55%

*Source: WACKER estimates

BIOLOGICS: KEY BIOTECH TECHNOLOGY PLATFORMS FOR GROWTH WITH NEW PRODUCTS

Protein Production



Protein secretion – a high yield, low cost proprietary system of WACKER
e.g. for enzyme manufacturing

Biotransformation



Enzymes as selective catalysts for the synthesis of complex organic chemicals
e.g. production of cyclodextrins using starch as renewable raw material

Metabolic Engineering



Bacterial strains optimised by rational genetic design for the fermentative production of small organic molecules
e.g. production of the amino acid L-cysteine by large scale fermentation

WELL POSITIONED FOR GROWTH IN ATTRACTIVE NICHES

WACKER FINE CHEMICALS Competitive Advantages and Strengths

- Specialty products for attractive niche markets
- Leading market position in cyclodextrins and cysteine
- Unique manufacturing processes based on renewable raw materials ("White Biotechnology")
- Young product portfolio in early life cycle stage
- World-scale plant for cyclodextrins
- High yield production processes based on proprietary technologies
- Strong technology and unique IP positions in biologics



WACKER POLYSILICON

WACKER POLYSILICON

WACKER POLYSILICON: INTEGRATED OPERATIONS BASED ON SILICON METAL

Production Chain



Raw Material
Upstream
Downstream
Key Markets
Salt
Silicon Metal
Hydrogen
Polysilicon
Pyrogenic Silica
Wafer
Solar Ingots
Semiconductors
Solar
Automotive
Coatings
Paints
Chemical Materials

Centralized Production



Burghausen
Seoul
Tokyo
San Jose
Shanghai
Production site and head office
Sales and application representatives

Competitive Landscape by Volume



Other 12%
WACKER 18%
MEMC 11%
REC 16%
Hemlock 28%
Tokuyama 15%

Source: Prometheus Institute 01/2007; Figures 2006

Supply & Demand



kt
200
150
100
50
0
Status: 06/2007
2005
2006
2007
2008
2009
2010
2011
2012
Installed & announced capacities (incl. byproducts)
Uncertain capacities
Electronic demand
Combined Solar/Electronic demand (Scenario 1)
Combined Solar/Electronic demand (Scenario 2)

Sources Demand: Electronic: Gartner 02/2007; Solar Scenario 1: Photon Consulting 04/2007; Solar Scenario 2: EPIA 12/2006
Sources Capacities: Industry announcements and WACKER estimates (06/2007)

A LARGE VARIETY OF PRODUCTS TO MEET CUSTOMERS' DEMAND

Polysilicon Market Structure by Application Segment


Semiconductor
see
siltronic
perfect silicon solutions
Market 2006:
€1.4bn
70%
23%
3%
3%
1%
Solar
Grid-connected systems CAGR 2000–2020: >20%
Remote industrial CAGR 2000–2020: +15%
Developing countries CAGR 2000–2020: +30%
Consumer applications CAGR 2000–2020: +15%
Semiconductor market
9%
Solar market
>20%
Expected Annual Growth

Source: Semiconductor: Gartner 02/2007; CAGR 2006–2011: 9% Solar: EPIA 09/2006; CAGR 2006–2011: 24%

PRODUCT PORTFOLIO:
BROADEST POLY OFFERING IN THE INDUSTRY

Polysilicon



- Polysilicon chunks for semiconductor and photovoltaic applications
- Polysilicon rods in the form of cut rods, CZ recharge rods and float zone rods
- Granular polysilicon for continuous crystallization processes, energy efficient, less cut losses

Silica (internal)



- Pyrogenic silica as additive for sealants, resins, fillers, elastomers, paints, inks, pharmaceuticals, cosmetics, ... to adjust physical properties

Salt



- Salt for the production of chlorine and road de-icing

ACCELERATING GROWTH TO SUPPORT OUR CUSTOMERS' GROWTH



2006 2007 2008 2009 2010
Q1 Q2 Q3 Q4
6,500 t/a
Existing capacity
Poly 4 addition finalized in November '06
650 t/a
Burghausen ("Poly 5")
TCS-granular
+3,500 t/a
Burghausen ("Poly 6")
Accelerating schedule
+4,500 t/a
Burghausen ("Poly 7")
On track
Approval
+7,000 t/a
Burghausen ("Poly 8")
= Announcement
= Ramp up
= Full capacity available

Construction Progress "Poly 7"



November 2006
Preparing the location



March 2007
Laying the foundations



June 2007
New reactor hall



June 2007
New gas recycling systems

COMMERCIALIZING TCS GRANULAR POLYSILICON

TCS Granular Polysilicon (Poly 5)



- Capacity: 650 tons per year
- Investment: 40 Million Euro
- Mechanical completion: Q4/2008
- Market:
  - Improved feed for continuous crystal growth applications (edge defined film-fed growth, string ribbon growth, electro magnetic casting)
  - Complementary offering to chunk (optimization of crucible load, recharging)

Customized product for advanced crystallization processes in the solar industry

THE CRYSTALLINE SOLAR CELL IS THE DOMINATING TECHNOLOGY WITH A MARKET SHARE OF 93%

Photovoltaic Production 2006



3%
5%
3%
46%
43%
Cadmium-Telluride
Amorphous Si
Ribbon Si
Copper-Indium-Selenide 0,2 %
Multicrystal Si
Monocrystal Si

Source: Photon, March 2007

PV module efficiencies in % (year 2005)

Multicrystal Si:	13 - 16
Monocrystal Si:	14 - 18
Ribbon Si:	15 - 16
Copper-ind.-selenide:	8 - 11
Amorphous Si:	6 - 8
Cadmium-telluride:	9 - 10

Source: Prometheus Institute 2006

Benefits

- High-quality polysilicon is and will be the key for high conversion rates in PV systems.
- Polysilicon will be the material of choice for electronic and solar applications.

WACKER FIRST CLASS FULLY INTEGRATED TECHNOLOGY – CLOSED LOOPS FOR KEY AUXILIARIES


Metallurgical Silicon
HCl
Membrane Electrolysis + HCl Synthesis
Salt from WACKER's Mine
H_2
Hydrogen Loop
TCS Production
TCS Purification
Polysilicon Deposition
POLYSILICON
Hydrogen Chloride Loop
Conversion of $SiCl_4$
H_2
O_2 (air)
$SiCl_4$
Silicone Chemistry
HCl
Pyrogenic Silica Production
PYROGENIC SILICA

TWO TECHNOLOGIES TO MEET OUR CUSTOMERS' NEEDS

State of the Art TCS Process


Bell jar reactor
PolySi U-rod
PolySi slim rod
1,000 °C
TCS + H2
Exhaust Gas
Electrical Power
Silicon rods
Crushing
Chunk Polysilicon



TCS Chunks characteristics

- Switchable reactors (Electronic/Solar)
- Large scale production >50 years
- Time proven process – fast ramp up

Fluidized Bed TCS Process for Granular


Exhaust gas
Quartz tube
Reaction zone
Heating zone
Resistive heater
H2
H2
TCS + H2
Milling
Seed particles
magnified
Granular Polysilicon

TCS Granular characteristics

- Continuous deposition based on fluidized bed technology
- Trichlorosilane as feed gas for high product yields
- Reduced energy consumption

BEST IN CLASS TECHNOLOGY AND ECONOMICS

WACKER POLYSILICON Competitive Advantages and Strengths

- More than 50 years of expertise in polysilicon
- First in class with a dedicated poly grade for solar applications
- Switchable reactor technology for polysilicon chunks (semi/solar grade)
- First in class with a trichlorosilane based continuous process for granular polysilicon
- Lowest specific energy consumption in industry
- Unique operations setup with fully integrated processes for polysilicon and byproducts
- Independent and secure power supply by own hydro power and cogeneration unit
- Strong in-house engineering for accelerated build-up of new plants


Music
Extras
Settings
Shuffle Songs
Sleep

siltronic
perfect silicon solutions

SILTRONIC: A FULLY INTEGRATED WAFER MANUFACTURER CLOSE TO ITS CUSTOMERS

Value Chain



WACKER
Siltronic
Siltronic
Key markets
Polysilicon
Ingots
Wafer
Semiconductors
Solar

Global Presence for a Global Market



Portland
Munich
Freiberg
Burghausen
Hikari
Singapore

Semiconductor Wafer Competitive Landscape



Other 12%
Siltronic 14%
MEMC 12%
Shin-Etsu 31%
SUMCO 31%

Source: SEMI and Company Reports, June 2007

A Consolidating Market



Cemat
Gritek
Haina
LG Siltron
MCL Luyoang
MEMC
Okmetic
SAS
Shin-Etsu
Siltronic
Sumco
Tatung
Terosil
Toshiba Ceramics
Waferworks
15
LG Siltron
MEMC
Shin-Etsu
Siltronic
Sumco
Toshiba Ceramics
6
MEMC
Shin-Etsu
Siltronic
Sumco
4
≤ 150 mm
200 mm
300 mm

Source: WACKER estimates

SILICON WAFERS FOR A BROAD VARIETY OF SEMICONDUCTOR END MARKETS

Semi Market Structure by Application Segment


Industrial
Wired Communications
Consumer Electronics
Automotive
Cell Phones/Mobile
PC/Computer
9%
6%
21%
39%
Market 2007e:
US$269bn*

*Source: Gartner Dataquest, 2007

STRONG GROWING MARKET SINCE DOT COM CRASH

Market Volume Growth



[%]
35
30
25
20
15
10
5
0
-5
-10
-15
-20
-25
-30
-35
1988 1989 1990 1991 1992 1993 1994 1995 1996 1997 1998 1999 2000 2001 2002 2003 2004 2005 2006
Volume change in % per year (historic)
10 years moving avg
Avg post dor com

- **10-yr. average: 9% growth**
- **2 outliers in 1998 and 2001**
- **Post dot com (5-yr. average): 15% growth**

Source: SEMI

300 MM IS WHERE 200 MM WAS IN 1996, EACH GENERATION LASTING LONGER

Development of Wafer Diameters and Growth



Wafers/month x 1,000
7,000
6,000
5,000
4,000
3,000
2,000
1,000
0
1986 1987 1988 1989 1990 1991 1992 1993 1994 1995 1996 1997 1998 1999 2000 2001 2002 2003 2004 2005 2006 2007
76 mm
100 mm
125 mm
150 mm
200 mm
300 mm

- 300 mm takes off - now 35% of total area
- 200 mm wafer still the work horse with currently 40% share
- 100 and 125 mm move sideways

Source: SEMI up to May 2007, 3 month moving average

GROWING WITH THE MARKET – FOCUS ON 300 MM AND ASIA



2006 Q1 Q2 Q3 Q4
2007 Q1 Q2 Q3 Q4
2008 Q1 Q2 Q3 Q4
2009 Q1 Q2 Q3 Q4
2010 Q1 Q2 Q3 Q4
300 mm 285 kw/m
Existing capacity
Freiberg fab extension finalized in December '06
300 mm Burghausen +60 kw/m
Fab extension
300 mm JV Singapore +300 kw/m
Construction of new fab
= Announcement
= Ramp up
= Full capacity available

Construction Progress of Siltronic Samsung Wafer Pte. Ltd.



August 2006:
Preparing the ground



September 2006:
Piling started



October 2006:
Cornerstone laid



May 2007:
Construction on track

A LEADING PLAYER IN SEMI WAFERS

Siltronic Competitive Advantages and Strengths

- No. 3 wafer supplier
- Strong customer base
- Full market access on 300 mm
- Accelerating growth through partnering with customers
- Following customers to Asia
- Strongly focused on productivity
- Quality leadership
- Secure polysilicon supply

ISSUER, CONTACT AND ADDITIONAL INFORMATION

Issuer and contact

Wacker Chemie AG
Hanns-Seidel-Platz 4
D-81737 Munich

Investor Relations
Tel. +49 89 6279 1633
Fax +49 89 6279 2933

www.wacker.com

Additional information

ISIN:	DE000WCH8881
WKN:	WCH888
Deutsche Börse:	WCH
Ticker Bloomberg:	CHM/WCK.GR
Ticker Reuters:	CHE/WCHG.DE
Listing:	Frankfurt Stock Exchange Prime Standard

Wacker Chemie AG

Munich

At Wacker Chemie AG's annual general meeting held on May 29, 2007, the motion to distribute a dividend of 2,50 Euro per dividend-bearing share from the net retained profit (763.568.623,09 Euro) for fiscal year 2006 was adopted.

The dividend will be paid from May 30, 2007 onwards by Clearstream Banking AG via the depository banks. The dividend will be subject to a total tax deduction of 21.1% (comprising 20% German withholding tax on dividends as well as a 5.5% solidarity surcharge on the withholding tax).

Shareholders subject to unlimited taxation who have submitted a non-tax assessment certificate (Nichtveranlagungs-Bescheinigung) from their local German tax office to their depository banks will receive the dividend without deduction of withholding tax and solidarity surcharge. The same applies to shareholders who have submitted a tax exemption order (Freistellungsauftrag) to their depository banks, as far as the exemption volume listed in this order has not been used up already by income from other capital assets.

Munich, May 30, 2007

Wacker Chemie AG

Executive Board

WACKER

§15 WpHG - Directors' Dealings

Name	Transaction type	Price	No. of shares	Transaction value/€	Transaction date	Notice date
Blue Elephant Holding GmbH	Sell	80.00	8,114,410	- 649,152,800	08.04.2006	12.04.2006
Mrs Gertrud Eberth-Heldrich	Buy	80.00	750	60,000	10.04.2006	12.04.2006
Mr. Anton Eisenacker	Buy	80.00	187	14,960	10.04.2006	12.04.2006
Mr. Auguste Willems	Buy	80.00	3,750	300,000	10.04.2006	13.04.2006
Dr. Bernd W. Voss	Buy	80.00	6,250	500,000	10.04.2006	24.04.2006
Dr. Joachim Rauhut	Buy	80.00	5,000	400,000	10.04.2006	12.04.2006
Dr. Karl Heinz Weiss	Buy	80.00	6,250	500,000	10.04.2006	10.04.2006
Dr. Karl Heinz Weiss	Buy	80.00	636	50,880	10.04.2006	10.04.2006
Dr. Karl Heinz Weiss + spouse	Buy	80.00	530	42,400	10.04.2006	10.04.2006
Dr. P.-A. Wacker	Buy	80.00	6,250	500,000	10.04.2006	12.04.2006
Dr. Rudolf Staudigl	Buy	80.00	3,750	300,000	10.04.2006	11.04.2006
Dr. Susanne Weis	Buy	80.00	904	72,320	10.04.2006	10.04.2006
Dr. Susanne Weis	Buy	91.00	5,500	500,500	10.04.2006	10.04.2006
Dr. Susanne Weis	Buy	93.90	1,000	93,900	10.04.2006	10.04.2006
Dr. Thomas Strüngmann	Buy	80.00	2,500	200,000	10.04.2006	20.04.2006
Dr. Werner Biebl	Buy	80.00	750	60,000	10.04.2006	11.04.2006
Mr. Franz-Josef Kortüm	Buy	80.00	500	40,000	10.04.2006	24.04.2006
Mr. Franz-Josef Kortüm	Buy	90.00	4,000	360,000	10.04.2006	24.04.2006
Mr. Franz-Josef Kortüm	Buy	80.00	500	40,000	10.04.2006	24.04.2006
Mr. Franz-Josef Kortüm	Buy	90.00	500	45,000	10.04.2006	24.04.2006
Mr. Franz-Josef Kortüm	Buy	80.00	301	24,080	10.04.2006	24.04.2006
Mr. Franz-Josef Kortüm	Buy	93.29	320	29,851	10.04.2006	24.04.2006
Mr. Franz-Josef Kortüm	Buy	93.15	740	68,928	10.04.2006	24.04.2006
Mr. Manfred Köppl	Buy	80.00	125	10,000	10.04.2006	13.04.2006
Mr. Marko Fartelj	Buy	80.00	125	10,000	10.04.2006	12.04.2006
Prof. Dr. Stefan Leberfinger	Buy	80.00	6,250	500,000	10.04.2006	20.04.2006
Mr. Franz-Josef Kortüm	Buy	80.00	6,250	500,000	12.04.2006	24.04.2006
Dr. Susanne Weis	Buy	112.76	2,654	299,257	20.04.2006	21.04.2006
Dr. Susanne Weis	Buy	104.12	940	97,873	20.04.2006	21.04.2006
Dr. Joachim Rauhut	Buy	92.51	108	9,991	16.05.2006	17.05.2006
Mrs Clara Wacker	Buy	93.98	2,100	197,361	17.05.2006	18.05.2006
Dr. P.-A. Wacker	Buy	93.98	2,100	197,361	17.05.2006	18.05.2006
Dr. Rudolf Staudigl	Buy	90.50	600	54,300	17.05.2006	17.05.2006
Dr. Joachim Rauhut	Buy	88.10	600	52,860	18.05.2006	22.05.2006
Dr. Rudolf Staudigl	Buy	87.92	500	43,960	18.05.2006	17.05.2006
Dr. Susanne Weis	Buy	89.20	148	13,202	18.05.2006	18.05.2006
Dr. Susanne Weis	Buy	89.01	905	80,554	18.05.2006	18.05.2006
Dr. Susanne Weis	Buy	89.00	502	44,678	18.05.2006	18.05.2006
Dr. Susanne Weis	Buy	88.99	95	8,454	18.05.2006	18.05.2006
Mr. Marko Fartelj	Buy	93.30	55	5,132	19.05.2006	19.05.2006
Dr. Joachim Rauhut	Buy	77.84	385	29,968	29.06.2006	29.06.2006
Dr. Rudolf Staudigl	Buy	82.50	1,300	107,250	30.06.2006	30.06.2006
Dr. Joachim Rauhut	Buy	77.96	130	10,135	14.07.2006	18.07.2006
Mr. Claudius Rauhut	Sell	78.03	15	- 1,170	20.07.2006	20.07.2006
Mr. Claudius Rauhut	Buy	77.74	15	1,166	20.07.2006	20.07.2006
Mr. Franz-Josef Kortüm	Sell	87.22	1,861	- 162,316	01.08.2006	01.08.2006
Mr. Franz-Josef Kortüm	Sell	88.91	2,000	- 177,829	02.08.2006	02.08.2006
Mr. Franz-Josef Kortüm	Sell	95.25	818	- 77,915	01.09.2006	04.09.2006
Mr. Franz-Josef Kortüm	Sell	95.20	682	- 64,926	01.09.2006	04.09.2006
Mr. Anton Eisenacker	Sell	98.00	100	- 9,800	10.11.2006	13.11.2006
Dr. Joachim Rauhut	Buy	97.50	102	9,945	13.11.2006	15.11.2006
Dr. Joachim Rauhut	Buy	97.50	100	9,750	14.11.2006	17.11.2006
Dr. Joachim Rauhut	Buy	97.50	200	19,500	19.12.2006	22.12.2006
Dr. Joachim Rauhut	Buy	126.00	80	10,080	19.02.2007	21.02.2007
Dr. Susanne Weis	Sell	140.00	6,404	- 896,560	16.04.2007	17.04.2007
Mr. Franz-Josef Kortüm	Sell	137.50	5,000	- 687,500	17.04.2007	18.04.2007
Mr. Manfred Köppl	Sell	155.01	60	- 9,301	18.05.2007	30.05.2007

Publications pursuant to § 25 para. 1 WpHG (German Securities Trading Act)

Pursuant to § 21 para. 1a WpHG, Dr. Alexander Wacker Familiengesellschaft mbH, Munich, has notified us that on April 6, 2007 (IPO date) its stake in the voting rights in Wacker Chemie AG amounted to 55.64%.

Pursuant to § 21 para. 1a WpHG, Blue Elephant Holding GmbH, Pöcking has notified us that on April 6, 2007 (IPO date) its stake in the voting rights in Wacker Chemie AG amounted to 26.42%.

Pursuant to § 21 para. 1a WpHG, Dr. Peter-Alexander Wacker, residing in Munich, has notified us that on April 6, 2007 (IPO date), his stake in the voting rights in Wacker Chemie AG amounted to 26.42%, since all voting rights held by Blue Elephant Holding GmbH (26.42 %) were attributed to Dr. Wacker pursuant to § 22 para. 1 sentence 1 no. 1 WpHG.

Pursuant to § 21 para. 1 WpHG, Blue Elephant Holding GmbH, Pöcking, has notified us that on April 12, 2006, its stake in the voting rights in Wacker Chemie AG has fallen below the threshold of 25% and now amounts to 10.86%.

Pursuant to § 21 para. 1 WpHG, Dr. Peter-Alexander Wacker, residing in Munich has notified us that his stake in the voting rights in Wacker Chemie AG has fallen below the threshold of 25% on April 12, 2006 and now amounts to 10.87%. Pursuant to § 22 para. 1 sentence 1 no. 1 WpHG, 10.86% thereof are attributed to him through Blue Elephant Holding GmbH.

Publication pursuant to § 25 para. 1 sentence 3 WpHG

On April 6, 2006 (IPO date), the percentage of treasury shares held by Wacker Chemie AG amounted to 15.00%.

On April 12, 2006, the percentage of treasury shares held by Wacker Chemie AG has fallen below the threshold of 5% and since that day amounts to 4.74%.

Munich, April 13, 2006 **Wacker Chemie AG**

Corrected notification of voting rights publication dated April 15, 2007 and published in the Frankfurter Allgemeine Zeitung pursuant to § 25 para. 1 sentence 3 WpHG
(German Securities Trading Act)

On April 12, 2006, Wacker Chemie AG's proportion of treasury shares has fallen below the threshold of 10% and since that day amounts to 4.74%.

Munich, June 21, 2006 **Wacker Chemie AG**

Corrected notification of voting rights publication dated April 4, 2007 and published in the Frankfurter Allgemeine Zeitung pursuant to § 25 para. 1 WpHG (German Securities Trading Act)

Pursuant to section 21 para 1a WpHG (Securities Trading Act), Dr. Alexander Wacker Familiengesellschaft mbH, Munich, has notified us that on April 6, 2006 (IPO date), its stake in the voting rights in Wacker Chemie AG amounted to 70.642%. Pursuant to § 22 para. 1 sentence 1 no. 1 WpHG, this figure includes 15% of voting rights from Wacker Chemie AG's treasury shares.

Furthermore, Dr. Alexander Wacker Familiengesellschaft mbH, has notified us that its stake in the voting rights in Wacker Chemie AG amounts to 60.387% since April 12, 2006 due to the partial sale of Wacker Chemie AG's treasury shares. Pursuant to § 22 para. 1 sentence 1 no. 1 WpHG, this figure includes 4.745% of voting rights from Wacker Chemie AG's treasury shares.

Munich, June 2006 Wacker Chemie AG

Declaration of Conformity

Wacker Chemie AG attaches great importance to the rules of proper Corporate Governance. With a few exceptions, we comply with the recommendations contained in Germany's Corporate Governance Code. The exceptions are listed in the following declaration of conformity (issued in December 2006 by the Executive Board and Supervisory Board in accordance with Section 161 of the German Stock Corporation Act (AktG)):

Declaration of Conformity 2006 by the Executive Board and the Supervisory Board of Wacker Chemie AG

1. General Declaration pursuant to § 161 German Stock Corporation Act

We declare that we complied in 2006 and will comply in 2007 with the recommendations of the "Government Commission on German Corporate Governance Code," effective at the time of this declaration and as issued and published by the Federal Ministry of Justice in the offi cial section of the electronic Federal Gazette except for the following.

2. Exceptions

a) D&O Insurance – Deductible

D&O insurance / policy effected for the corporation's board members or employees acting as a management body does not include a deductible for the individual.

b) Corporate Governance Report

A report on the corporation's corporate governance by the Executive Board and the Supervisory Board shall be included in the annual report. This report shall also include an explanation of any deviation from the recommendations of the Code. Such report is regulated by § 161 German Stock Corporation Act which partially varies from the Code in regards to content. The Executive Board and Supervisory Board have decided to execute a declaration solely in accordance with the legal provisions. To that effect, we depart from the recommendations of the Code in regards to content and form of the Corporate Governance Report.

c) Regular review of the Executive Board's compensation system structure by the full Supervisory Board

The structure of the Executive Board's compensation system is reviewed regularly by the Executive Committee. A report detailing the activities of the Supervisory Board committees, including the activities of the Executive Committee, is given regularly in the plenary meeting of the Supervisory Board. If and to the extent that the recommendation of the Code goes beyond the aforementioned reporting, we do not comply.

d) Information regarding the main features of the Executive Board's compensation system at the Annual Shareholder Meeting

Our annual report includes extensive information, including facts about the Executive Board's compensation system for our shareholders. We regard any further proactive measures as unnecessary.

e) Announcement of proposed candidates for the chair of the Supervisory Board to the shareholders

This recommendation states that shareholders are to be informed of any candidates for the Supervisory Board chair, even though the Supervisory Board usually still has to be appointed. Under German law, the Supervisory Board chair is to be chosen by, and from among, the Supervisory Board members. There is currently no legal requirement to announce the candidates for the chair from among a group of as-yet unappointed Supervisory Board members. Furthermore, this would, above all, result in a de facto predetermination which is also not provided for under German law. For these reasons, we do not comply with this recommendation.

f) Transfer of Executive Board members to the Supervisory Board, taking the chair of the Supervisory Board or the chair of committees

In our opinion, it may very well make sense for former members of the Executive Board to join

the Supervisory Board and also to chair the Supervisory Board or various specific committees. In fact, the knowledge of former Executive Board members about the company increases the effi ciency of control exercised by the Supervisory Board. We do not see any disadvantage in a Supervisory Board which, in accordance with the Code, is well-balanced with respect to its members. As we do not agree with this recommendation we do not comply with it.

g) Publication of interim reports

In 2006, the first two quarterly reports were not publicly posted within the 45 days recommended by the German Corporate Governance Code. However, this recommendation was met as of Q3 2006 and will be complied with throughout 2007.

WACKER

RECEIVED
07 NOV 27 A 8:14
OFFICE OF INTERNATIONAL CORPORATE FINANCE

Ad hoc disclosure according to Sec. 15 WpHG (German Securities Trading Act) disclosed March 30, 2006

Wacker Chemie AG / IPO / Offering period / book-building price range

Wacker Chemie AG sets offering period and book-building price range

Munich, March 30, 2006 – Today, Wacker Chemie AG together with the other selling shareholders Blue Elephant Holding GmbH and Morgan Stanley & Co. Inc. and the Global Coordinators and Joint Bookrunners Morgan Stanley and UBS Investment Bank have set further details of the planned initial public offering of Wacker Chemie AG.

The book-building price range is set between €70 and €80 per share. A total of up to 13,038,150 shares of Wacker Chemie AG consisting of up to 4,571,430 shares from the holdings of Wacker Chemie AG (treasury shares) and up to 8,466,720 shares from the holdings of the other selling shareholders will be offered. In addition, a total of up to 1,955,723 shares from the holdings of Wacker Chemie AG and Blue Elephant Holding GmbH will be offered in connection with a potential over-allotment.

Interested investors may submit offers to purchase shares during the period from March 31, 2006 to April 7, 2006. The offer period closes on April 7, 2006 at 12.00 (noon) (CEST) for private investors (natural persons) and at 5.00 p.m. (CEST) for institutional investors. The final

WACKER

offer price is expected to be set on April 8 or April 9, 2006, with trading expected to commence on April 10, 2006.
Book-entry delivery of the shares against payment of the offer price and the customary commissions is expected to occur on April 12, 2006.

Further information regarding the terms and conditions of the offer may be found in the prospectus as approved and published on March 24, 2006 and in the supplement no. 1 thereto in respect of the aforementioned information, which will be published following approval by the German Federal Financial Services Supervisory Authority *(BaFin).*

Issuer and contact:
Wacker Chemie AG
Hanns-Seidel-Platz 4
D-81737 München
Mr. Jörg Hoffmann
Tel. +49 89 6279 1633
Fax +49 89 6279 2933
investor.relations@wacker.com
www.wacker.com

Additional informations:
ISIN: DE000WCH8881
Applied for listing at Frankfurt Stock Exchange (Frankfurter Wertpapierbörse), Regulated Dealing (Prime Standard)

Disclaimer:

This ad hoc-release does not constitute an offer to sell or the solicitation of an offer to purchase the shares or other securities of Wacker Chemie AG. The offer is made exclusively through and on the basis of the prospectus, as published, and supplement no. 1 thereto to be published. Investors should not make an investment decision with respect to the shares or any other

WACKER

securities of Wacker Chemie AG except on the basis of the information contained in the prospectus relating to the shares and supplement no. 1. A free copy of the prospectus is available (with respect to supplement no. 1: will be available) to investors from Wacker Chemie AG.

This ad hoc-release is not an offer of securities for sale in the United States of America. Securities may not be offered or sold in the United States of America absent registration or an exemption from registration under the U.S. Securities Act of 1933, as amended. Any public offering of securities to be made in the United States of America will be made by means of a prospectus that may be obtained from Wacker Chemie AG and that will contain detailed information about the company and management, as well as financial statements.

The information contained in this ad hoc-release is not for publication or distribution in the United States of America, Canada, Australia or Japan and does not constitute an offer of securities for sale in the United States of America, Canada, Australia or Japan.

This ad hoc-release is directed only at persons outside the U.K. (the "relevant persons"). Each solicitation of an offer, each offer and each agreement to subscribe for, to purchase or to otherwise acquire the securities is directed only at relevant persons and at certain other persons or will be entered into only with relevant persons or certain other persons. Persons who are not relevant persons should not act on the basis of or rely on the information contained therein.

WACKER

Ad hoc disclosure according to Sec. 15 WpHG (German Securities Trading Act) of April 8, 2006

Wacker Chemie AG / IPO / offer price / offer size

Book-building successfully completed: Wacker Chemie AG sets offer price and offer size

Munich, April 8, 2006 – Wacker Chemie AG together with the other selling shareholders Blue Elephant Holding GmbH and Morgan Stanley & Co. Inc. and the Global Coordinators and Joint Bookrunners Morgan Stanley and UBS Investment Bank have jointly set the offer price at €80 per share. The offer price was set at the upper end of the price range of € 70 to € 80. At the offer price the shares of Wacker Chemie AG were more than 18 times over-subscribed.

The proceeds from the offering (including over-allotment) amount to approximately € 1.2 billion. A total of 14,993,873 shares (including over-allotment) are placed in the offering. The company will receive proceeds of approximately € 428 million from the sale of its own shares in connection with the IPO (if the Greenshoe option is exercised in full). Following the completion of the offering, Wacker Chemie AG will continue to hold 2.47 million treasury shares (if the Greenshoe option is exercised in full). For these shares, the company will by law neither be entitled to voting rights nor to dividend rights. The free float will be at 28.75 percent, if the Greenshoe option is exercised in full. Treasury shares held by the company as well as all other shares held by the major shareholders are subject to a lock-up for a period of six months from the initial listing of the shares. The first day of trading is expected to occur on April 10, 2006.

The information contained in this ad hoc-release is not for publication or distribution in the United States of America

WACKER

Issuer and contact:

Wacker Chemie AG
Hanns-Seidel-Platz 4
D-81737 München
Mr. Jörg Hoffmann
Tel. +49 89 6279 1633
Fax +49 89 6279 2933
investor.relations@wacker.com
www.wacker.com

Additional information:

ISIN: DE000WCH8881

Admission: Frankfurt Stock Exchange (Frankfurter Wertpapierbörse), Regulated Dealing (Prime Standard)

Disclaimer:

This ad hoc-release does not constitute an offer to sell or the solicitation of an offer to purchase the shares or other securities of Wacker Chemie AG. The offer is made exclusively through and on the basis of the prospectus, as published, and the supplement thereto. Investors should not make an investment decision with respect to the shares or any other securities of Wacker Chemie AG except on the basis of the information contained in the prospectus, as supplemented, relating to the shares. Free copies of the prospectus and the supplement thereto are available to investors at Wacker Chemie AG.

This ad hoc-release is not an offer of securities for sale in the United States of America. Securities may not be offered or sold in the United States of America absent registration or an exemption from registration under the U.S. Securities Act of 1933, as amended. Any public offering of securities to be made in the United States of America will be made by means of a prospectus that may be obtained from Wacker Chemie AG and that will contain detailed information about the company and management, as well as financial statements.

The information contained in this ad hoc-release is not for publication or distribution in the United States of America, Canada, Australia or Japan and does not constitute an offer of securities for sale in the United States of America, Canada, Australia or Japan.

This ad-hoc release is directed only at persons outside the U.K. (the "relevant persons"). Each solicitation of an offer, each offer and each agreement to subscribe for, to purchase or to otherwise acquire the securities is directed only at relevant persons and at certain other persons or will be entered into only with relevant persons or certain other persons. Persons who are not relevant persons should not act on the basis of or rely on the information contained herein.

The information contained in this ad hoc-release is not for publication or distribution in the United States of America

WACKER

RECEIVED
2007 NOV 27 A 1:54

Ad hoc disclosure according to Sec. 15 WpHG (German Securities Trading Act) of April 10, 2006

Wacker Chemie AG / IPO / exercise Greenshoe option

Wacker Chemie AG: Greenshoe Option fully exercised

Munich, April 10, 2006 – In connection with the IPO of Wacker Chemie AG, the selling shareholders Blue Elephant Holding GmbH and Wacker Chemie AG had granted Morgan Stanley Bank AG (for account of the syndicate banks) the option to purchase up to 15% of shares of the original transaction volume, i.e. up to 1,955,723 additional shares in the company, from Blue Elephant Holding GmbH (up to 1,178,770 additional shares) and Wacker Chemie AG (up to 776,953 additional shares) at the offer price of € 80.00.(Green-shoe-Option). After an additional 1,955,723 shares were allocated over the weekend on the basis of this option, Morgan Stanley Bank AG today exercised the Greenshoe Option in full and the syndicate banks purchased 1,178,770 additional shares from Blue Elephant Holding GmbH and 776,973 additional shares from Wacker Chemie AG. Wacker Chemie AG's aggregate gross proceeds raised therefrom amount to approximately € 62 million.

The information contained in this ad hoc-release is not for publication or distribution in the United States of America

WACKER

Issuer and contact:

Wacker Chemie AG
Hanns-Seidel-Platz 4
D-81737 München
Mr. Jörg Hoffmann
Tel. +49 89 6279 1633
Fax +49 89 6279 2933
investor.relations@wacker.com
www.wacker.com

Additional information:

ISIN: DE000WCH8881
Admission: Frankfurt Stock Exchange (Frankfurter Wertpapierbörse), Regulated Dealing (Prime Standard)

Disclaimer:

This ad hoc-release does not constitute an offer to sell or the solicitation of an offer to purchase the shares or other securities of Wacker Chemie AG. The offer is made exclusively through and on the basis of the prospectus, as published, and the supplement thereto. Investors should not make an investment decision with respect to the shares or any other securities of Wacker Chemie AG except on the basis of the information contained in the prospectus, as supplemented, relating to the shares. Free copies of the prospectus and the supplement thereto are available to investors at Wacker Chemie AG.

This ad hoc-release is not an offer of securities for sale in the United States of America. Securities may not be offered or sold in the United States of America absent registration or an exemption from registration under the U.S. Securities Act of 1933, as amended. Any public offering of securities to be made in the United States of America will be made by means of a prospectus that may be obtained from Wacker Chemie AG and that will contain detailed information about the company and management, as well as financial statements.

The information contained in this ad hoc-release is not for publication or distribution in the United States of America, Canada, Australia or Japan and does not constitute an offer of securities for sale in the United States of America, Canada, Australia or Japan.

This ad-hoc release is directed only at persons outside the U.K. (the "relevant persons"). Each solicitation of an offer, each offer and each agreement to subscribe for, to purchase or to otherwise acquire the securities is directed only at relevant persons and at certain other persons or will be entered into only with relevant persons or certain other persons. Persons who are not relevant persons should not act on the basis of or rely on the information contained herein.

The information contained in this ad hoc-release is not for publication or distribution in the United States of America



WACKER

WACKER CHEMIE AG – POSITIONED FOR GROWTH

Dr. Peter-Alexander Wacker (CEO), Dr. Joachim Rauhut (CFO)

IPO Roadshow 2006

DISCLAIMER

These materials do not constitute or form part, or all, of any offer or invitation to sell or issue, or any solicitation of any offer to purchase or subscribe for, any securities, nor shall part, or all, of these materials or their distribution form the basis of, or be relied on in connection with, any contract or investment decision in relation to any securities. The materials are furnished to you solely for your information and may not be reproduced or redistributed, in whole or in part, to any other person.

These materials contain forward-looking statements based on the currently held beliefs and assumptions of the management of Wacker Chemie AG (the "Company"), which are expressed in good faith and, in their opinion, reasonable. Forward-looking statements involve known and unknown risks, uncertainties and other factors, which may cause the actual results, financial condition, performance, or achievements of the Company, or industry results, to differ materially from the results, financial condition, performance or achievements expressed or implied by such forward-looking statements. Given these risks, uncertainties and other factors, recipients of these materials are cautioned not to place undue reliance on these forward-looking statements. No representation or warranty (express or implied) is made as to, and no reliance should be placed on, any information, including projections, estimates, targets and opinions, contained herein, and no liability whatsoever is accepted as to any errors, omissions or misstatements contained herein, and, accordingly, none of the Company or the underwriters or any of such person's officers, directors or employees accepts any liability whatsoever arising directly or indirectly from the use of these materials. Wacker Chemie AG disclaims any obligation to update these forward-looking statements to reflect future events or developments.

These materials are strictly confidential and must not be disclosed or distributed to third parties. In addition, these materials may not be distributed in certain countries, including the United States, Canada, Japan or Australia. The distribution of these materials in other jurisdictions may also be restricted by law, and persons into whose possession these materials come should inform themselves about, and observe, any such restrictions. There will be no public offering of securities in the United States, Canada, Australia or Japan absent registration or an exemption from registration under the securities laws of the relevant jurisdiction. In particular, these materials are not an offer for sale of securities in the United States (as defined in Regulation S under the U.S. Securities Act of 1933). Securities may not be offered or sold in the United States absent registration or an exemption from registration under the U.S. Securities Act of 1933, as amended. Neither the Company nor any selling shareholder intends to register any securities of the Company in the United States or to conduct a public offering of securities in any jurisdiction other than Germany. The listing of the Company's shares on the Frankfurt Stock Exchange will be based on a prospectus to be published by the Company in due course.

These materials are directed only at persons (I) who are outside the United Kingdom or (II) who have professional experience in matters relating to investments falling within article 19(5) of the Financial Services and Markets Act 2000 (Financial Promotion) Order 2005 (as amended) (the "Order") or (III) who fall within article 49(2)(a) to (d) ("high net worth companies, unincorporated associations etc.") of the Order (all such persons together being referred to as "Relevant Persons"). Any person who is not a Relevant Person must not act or rely on this communication or any of its contents. Any investment or investment activity to which this communication relates is available only to Relevant Persons and will be engaged in only with Relevant Persons.

By accepting this Presentation you acknowledge that you will be solely responsible for your own assessment of the market and the market position of the Company and that you will conduct your own analysis and be solely responsible for forming your own view of the potential future performance of the Company's business.

This Presentation speaks as of April, 10, 2006. Neither the delivery of this Presentation nor any further discussions of the Company with any of the recipients shall, under any circumstances, create any implication that there has been no change in the affairs of the Company since such date.

WACKER

CREATING TOMORROW'S SOLUTIONS

Business Overview & Strategy


WACKER

WACKER:
DELIVERING GROWTH AND STRONG MARGINS

WACKER

		Sales 2005 (€m)	Growth (04-05)	EBITDA-Margin 2005
Group		2,756	10%	22%
SILICONES		1,119	7%	19%
POLYMERS		474	12%	21%
FINE CHEMICALS		111	7%	16%
POLYSILICON		288	11%	31%
Siltronic		925	14%	18%

FOCUS ON SELECTED PRODUCT FAMILIES



Raw Material
Upstream
Downstream
Customers' Industries
Silicon metal
Siloxane
Fumed Silica
Polysilicon
Silicones
Electronic Wafers
Solar Crystals
Construction
Automotive Suppliers
Surface Coating
Paper Printing
Hyper-pure Silicon Wafers
Semiconductors
Solar Panels
Ethylene
VAM
PVAc
Ketene
RDP
PVB
Fine Chem.
Construction
(tile adhesives, dry-mortar)
Gum-base (sugarless gum)
Inks/ Coatings
Food
Detergents
Pharmaceuticals
Cosmetics

WACKER

GLOBAL PRESENCE – PRODUCTION AND SALES

	Americas (22%)	Europe (52%)	Asia* (26%)
Major Sites	Adrian, MI Portland, OR	Burghausen Freiberg Nünchritz	Zhangjiagang, China Singapore Hikari, Japan Akeno, Japan Calcutta, India





Sales by Region (€ m)



+ 12%
547
615
2004
2005



+ 1%
1,398
1,412
Europe w/o Germany
567
572
Germany
2004
2005



+ 30%
559*
728*
2004
2005

WACKER

*including Other Regions

SILICONES SUSTAINED GROWTH



Key Financials

(€m)	2004	2005	YoY
SALES	1,045	1,119	+7%
EBITDA	190	211	+11%
CAPEX	107	101	-6%

Market Position

Total: € 7.2bn



Other 19%
Wacker 13%
Shin-Etsu 12%
Dow Corning 35%
GE Silicones 21%

WACKER:

Numerous segment-specific #1 / #2 positions

Source: Bowrey Consulting, WACKER estimates (2005)

- Non-carbon, versatile polymer
- Substituting organic polymers
- Penetrating emerging regions/ China
- Cooperation/ JV with DCC upstream
- A balanced supply-demand equation

Leading positions in an applications-driven market

POLYMERS
SETTING THE STANDARDS



Key Financials

(€m)	2004	2005	YoY
SALES	425	474	+12%
EBITDA	103	99	-3%
CAPEX	9	21	n.a.

Market Position

RDP [1]: Total € 517m



Other 5%
Dow 4%
Hexion 8%
Elotex 31%
Wacker 52%

Functional Polymers:

- Mostly #1/ #2
- Shares between 20% and 50%

Source: AC Treuhand, WACKER estimates (2005)

- Active only in VAM-based polymers
- Penetrating emerging markets
- Setting standards
- Strong cost position: scale, integration, yield

Generating cash

1 Approx. 50% of divisional sales

WACKER

FINE CHEMICALS SELECTIVE GROWTH



Key Financials

(€m)	2004	2005	YoY
SALES	103	111	+7%
EBITDA	16	18	+9%
CAPEX	4	13	n.a.

Sales Structure

2005 Segment total: € 111m



Biologics + Ingredients 25%
Organic Fine Chemicals 55%
Exclusive Synthesis 20%

- Selected positions in a fragmented market
- Integrated into acetyls complex via ketene
- Leading position in cyclodextrine/ cystein applications
- Unique biologics IP position

Leveraging specific know-how

POLYSILICON GOING FOR #1



Key Financials

(€m)	2004	2005	YoY
SALES	259	288	+11%
EBITDA	75	90	+21%
CAPEX	34	68	+97%

Market Position

Total: € 920m



Other 20%
Wacker 19%
Hemlock 27%
Tokuyama 17%
REC 17%

WACKER:

#1 in Solar
#3 in Electronics

Source: SEMI and Wacker estimates (2005)

- The solar factor …
- … on top of growth in electronics
- Technology and cost leadership
- Leveraged capex: prepayments with long-term contracts

Leading position in a strong growth market

WACKER

SILTRONIC REGAINED STRENGTH



Key Financials

(€m)	2004	2005	YoY
SALES	814	925	+14%
[redacted]			
CAPEX	187	68	-64%

Market Position

Total: $ 7.6bn



Other 9.9%
Komatsu 8.5%
MEMC 12.8%
Sumco 23.1%
Shin-Etsu 32.5%
Siltronic 13.3%

(15% at 300 mm)

Source: Gartner, Financial reports of companies, Wacker estimates (2005)

- Leveraging 300 mm
- Materially improved performance (cost/ quality)
- Focus on Asia/ customer JV
- Secure Polysilicon supply

Strong tier 1 player

SILTRONIC: STRONG TRACK RECORD



Quality Obsession

- Reduced variation
- Recent quality awards from major customers

Turnaround Delivered



(EBITDA adj.* €m)
+ 123%
68
8%
152
16%
2
21
54
21%
76
27%
2004
2005
Q1
Q2
Q3
Q4

300 mm, the Growth Engine



2,000
1,600
1,200
800
400
0
76 mm
100 mm
125 mm
150 mm
200 mm
300 mm
1985
1990
1995
2000
2005

Source: SEMI 2005

Asia Increasingly Dominant



CAGR 2001-05 / % of market 2005
300
200
100
0
Asia: 28% / 43%
Europe: 10% / 13%
USA: 7% / 20%
Japan: 10% / 24%
1995
2001
2002
2003
2004
2005

Source: SEMI 2005

*Adjusted for the release of restructuring provisions mainly in Q2-2005 (+€14m) and for restructuring charges in 2004 (-€10m)

WACKER

LEADING POSITIONS

Division	Market Share	Market Position
SILICONES	13%	# 3
POLYMERS	25 - 50%*	# 1 / # 2*
FINE CHEMICALS	10 - 50%*	# 1 / # 2*
POLYSILICON	19%	# 2
Siltronic	14%	# 3

Source: Industry estimates (Malcom Bowrey, AC Treuhand, SEMI, Gartner) and WACKER estimates (2005)

* depending on application/ segment

WACKER

LEVERAGING GROWTH DRIVERS

Division	Customer	Product	Region	Approach
SILICONES				• Substitute into mature markets • Penetrate new applications/ regions
POLYMERS				• Follow global customers
FINE CHEMICALS				• Penetrate new industries • Leverage proprietary know how
POLYSILICON				• Capitalize on growth of downstream industries
Siltronic				• Leverage high quality standards

WACKER

STRONG COST POSITION

World Scale Plants

Tapping the benefits of economies of scale:

- Burghausen
- Nünchritz
- Singapore
- Zhangjiagang (in progress)

Integrated Production

Concept of integrated sites:

- Burghausen
- Nünchritz
- Zhangjiagang (in progress)

WACKER

Joint Ventures

Cost dilution and access to new regions:

- DCC JV/ cooperation (Europe/ China)
- APP (Europe/ NAFTA)
- Asahi (Japan)
- Siltronic customer JV

Leading Process Know-how

Specific process know-how, enabling:

- Efficient use of raw materials
- High yields

RAISING BARRIERS TO ENTRY ...

High-tech/ Niche Focus	Dedication to specific applications
Strong R&D Investments	100+ patents per annum
Technology	Unique, advanced processes
Customer Relationships	Many highly specific/ specified products
"Same-breed" Competitors	Few key competitors in most segments
Well Invested Facilities	Integrated sites

... in well-structured industries

WACKER

STRAIGHT-FORWARD STRATEGY

Advanced Materials

Growth!

Cost Position

Market Leadership

SILICONES: Sustained growth

POLYMERS: Setting the standards

FINE CHEMICALS: Selective growth

POLYSILICON: Going for #1

Siltronic: Playing out regained strength

Stick to the knitting .... and strengthen momentum

Financials



WACKER

FINANCIAL HIGHLIGHTS

Sales Growth (€m)



+8% CAGR*
2,468
2,504
2,756
HGB
IFRS
2003
2004
2005

* Like-for-like, excl. €93m sales in 2003

EBITDA Margins (adj.)[1]



16%
18%
20%
EBITDA adj.[1] 04/05: +23%
HGB
IFRS
2003
2004
2005

Global Footprint (Sales 2005)



RoW 3%
Germany 21%
Asia 23%
Sales Asia* 04/05: +30%
Americas 22%
Europe ex-Germany 31%

*Incl. Other Regions

Growth Investments (€m)



332
365
297
Growth
Base
2003
2004
2005

[1] ***EBITDA Adjustments:***
2004 Restructuring charges Siltronic -€10m,
2005 Release of provisions +€24m,
2005 Extraordinary gain from divestments +€23m

UNDERSTANDING FINANCIAL PERFORMANCE

P&L FY 2005

(€m)	2004 IFRS	2005 IFRS
External sales	2,504	2,756
Gross profit	522	648
% margin	*20.8*	*23.5*
SG&A	-295	-300
R&D	-151	-147
Other inc/exp.	22	52
Associates	11	8
EBIT	110	261
EBIT adjustment	17	-37
EBIT (adj.)	127	224
% margin	*5.1*	*8.1*
EBITDA (adj.)	**458**	**562**
% margin	*18.3*	*20.4*
Net income	16	144

10 Highlights

1 Strong growth across all divisions
2 Siltronic turnaround
3 Chemicals with slight seasonality

4 Not strongly oil-dependent
5 Tightly managed personnel costs

6 Continuous R&D commitment, low SG&A

7 Exposure to US$

8 Adjustments for one-offs

9 Strong margins
Specific pricing strategies

10 Siltronic tax effects

WACKER

Adjustments:
2004: Restructuring charges Siltronic -€10m, impairments -€6m,
2005: Release of provisions +€24m, extraordinary gain from divestments +€23m, impairments -€10m

SHIFTING INVESTMENT FOCUS

	SILICONES/ POLYMERS/ FINE CHEMICALS	POLYSILICON	Siltronic
Sales growth (2004 - 2005)	8%	11%	14%
EBITDA growth (2004 - 2005)	6%	21%	187%
EBITDA (2005)	328	90	167
EBITDA-margin (2005)	19%	31%	18%
Capex on sales (2003-2005)	7%	17%	16%
Base Capex (2003-05) *	5%	5%	5%
Overall trend	➔	➚	➘

* 6% on sales including shared infrastructure

WACKER

LEVERAGED APPROACH TO GROWTH CAPEX

Zhangjiagang



New site with capacity of world-scale Siloxane (25% share) plus Silica (51% share)
Capex ~ €250m (06-09)

Upstream JV

New Polysilicon Burghausen



- Expansion of existing site by 3,500 kt
- Capex ~ €200m (06/07)

Prepayments

New Powder Dryers



- Capacity increase 60 kt
- New dryers Burghausen and China
- Capex ~ €55m (06-09)

Economies of Scale

JV 300 mm=next



- High volume Fab (200 to 300 kWafer/m)
- Capex as financial investment (€150m in 06-08)

Customer JV

STRONG TRACK RECORD FOR CASH GENERATION

Internal Capex Management

- Internal hurdle rates
- Stage gate process in execution
- Rapid ramp-up for accelerated returns
- Optimized cash through subsidies, customer prepayments, and Joint Ventures

Net Financial Debt Development



(€m)
1,322
1,258
1,021
972
848
870
143*
-€595m
2000
2001
2002
2003
2004
2005

* Treasury shares acquired from Blue Elephant

SOLID BALANCE SHEET

Group Balance Sheet 2005: Total Assets € 2.9bn


Current Assets 33%
Non-current Assets 67%
Accruals + Liabilities 25%
Pensions 12%
Financial Debt 31%
Equity 32%

- **Non current assets**: €1,938m
  - Thereof insignificant intangibles
- **Pension accruals**: €352m
  - Shift from defined benefit to defined contribution
- **Net debt**: €870m
  - Balanced maturity profile
- **Equity**: €936m
  - Reduced by purchase of own shares (€143m)

Investment grade leverage targeted

VALUE DRIVEN ORGANIZATION

RoA* (%)



Silicones
12%
12%
Polymers
40%
39%
Fine Chemicals
15%
12%
Polysilicon
24%
28%
Siltronic
-9%
1%
2004
2005

Value Management System

- Performance measured by business value contribution
- Targets linked to external benchmarks
- Management bonus tied to financial performance

WACKER

* *Return on Assets = Division EBIT / Division Assets*

COMING TO THE STOCK EXCHANGE


Wacker Family Holding 56%
Blue Elephant Holding 26%
Morgan Stanley 3%
WACKER
15 % Treasury Shares
Free Float >25%

- Refinancing of Sanofi/Aventis stake acquisition
- Access to capital markets for growth

WACKER

RECIPE FOR SUCCESS

Advanced Materials	Strong commitment to technology and R&D Tech-based high value added
Growth!	Addressing high-growth end-markets Substituting into more mature markets Following customers, penetrating new regions
Cost Position	Global JVs, world-scale plants, integration, unique process know-how Limited exposure to oil/ raw material prices
Market Leadership	Leading positions in most addressed segments/ markets… … particularly at the specific customer relationship level Capitalizing on/ creating significant barriers to entry

A strong management team, a highly committed family

WACKER



WACKER

CREATING TOMORROW'S SOLUTIONS

THE OFFERING

Price Range	• €[x] - €[x] per share
Offer Structure	• Public offering in Germany • International private placement according to Rule 144A
Size	• Minimum offer size of €850m • Primary offering of at least €250m
Greenshoe	• Up to [x]m shares (15%)
Lockup	• Expect 6 months
Listing	• Frankfurt Stock Exchange (Prime Standard)
Syndicate	• Joint Bookrunners: Morgan Stanley, UBS • Retail Co-ordinator/ Joint Lead Manager: DrKW • Co-Lead Managers: BNP Paribas, HSBC, HVB • Co-Managers: ABN Amro, BayLaBa

WACKER

WACKER

Wacker Chemie AG
Hanns-Seidel-Platz 4
81737 München, Germany
www.wacker.com

PRESS RELEASE

Number 16

WACKER POLYMERS Adjusts Prices for VINNAPAS® Dispersions and Redispersible Powders

Munich, May 1, 2006 – Effective August 1, 2006, WACKER POLYMERS will raise prices for VINNAPAS® dispersions and redispersible powders. Price increases will range up to 10 cents per 1 kg for redispersible powders and up to 5 cents per 1 kg for dispersions. Despite all continued efforts to optimize cost structures, rapidly rising raw material, energy and transportation costs make this step inevitable. These price adjustments will ensure the constant standard in WACKER's product quality, product safety and product service. It also will allow WACKER to continuously develop innovative products and process technologies.

WACKER POLYMERS is a world-leading producer of vinyl acetate copolymers, used primarily as construction industry binders. Under the VINNAPAS® brand, WACKER POLYMERS has been offering an extensive range of versatile vinyl acetate-derived copolymers and terpolymers for more than 45 years. VINNAPAS® redispersible powders and dispersions are used in diverse building applications such as exterior insulation and finish systems, construction and tile adhesives, screeds, self-leveling and flooring compounds, plasters, skim coats, repair mortars and cementitious sealing slurries.

WACKER

WACKER POLYMERS

WACKER POLYMERS is a leading producer of high-quality binders and polymer additives in the form of redispersible powders and dispersions, polyvinyl acetates, surface coating resins, polyvinyl butyrals and polyvinyl alcohol solutions. These products are found in construction chemicals, binders, printing inks, surface coatings and in the paper and automotive sectors. WACKER POLYMERS has German, Chinese and U.S. production sites as well as a global sales network and technology centers in all major regions. In 2005, WACKER POLYMERS generated sales of €474 million and accounted for some 17 % of Group sales.

WACKER

For further information, please contact:
Wacker Chemie AG
Media Relations and Information
Nadine Baumgartl
Tel: +49 89 6279-1604
Fax: +49 89 6279-2604
nadine.baumgartl@wacker.com

The company in brief:
WACKER is a globally active company with currently approx. 14,400 employees generating annual sales of around EUR 2.8 billion (2005, IFRS).
WACKER has some 20 production sites worldwide and a global sales network of about 100 subsidiaries and offices.

WACKER SILICONES
Silicone fluids, emulsions, rubber and resins; silanes; pyrogenic silicas; thermoplastic silicone elastomers

WACKER POLYMERS
Redispersible powders and construction dispersions, solid resins, polyvinyl butyrals

WACKER FINE CHEMICALS
Custom sythesis, fine chemicals, biologics and additional biotechnical products

WACKER POLYSILICON
Polysilicon for the semiconductor and photovoltaics industries

Siltronic
Hyperpure silicon wafers and monocrystals for semiconductor devices

WACKER

Wacker Chemie AG
Hanns-Seidel-Platz 4
81737 München, Germany
www.wacker.com

PRESS RELEASE

Number 17

WACKER Opens Technical Center for Construction Applications in Australia

Munich/Melbourne, May 10, 2006 – The Munich-based chemical company WACKER reinforces its presence in Australia by opening a new Technical Center in Melbourne. The facility will serve as a development and test lab for polymer-modified applications and promote the rapidly growing construction polymers business being realized in the region. The investment is aimed at providing optimized support for local customers to develop new products while promoting internationally recognized quality standards in the construction industry.

The focus of the Melbourne technical center is formulation development and realization of customer requirements for the local construction industry in conjunction with raw materials and environmental conditions associated with the region. It provides state-of-the-art technical service for the use of VINNAPAS® polymer powders, offers practical advice on problems relating to construction chemicals and helps customers to implement internationally applicable quality standards for the production of high-performance dry-mortar mixes. The new facility was built with special lightweight cementitious building blocks called 'liquid frame system'.

WACKER's decision to set up the technical center reflects the strong growth in demand for high-value building materials and additives in the region Asia-Pacific. Asia-Pacific is the Group's second-largest

market after Europe and accounted for 23 percent of consolidated sales in 2005. "Our new Technical Center here in Melbourne is a further milestone in our growth strategy," says Peter Summo, Vice President of construction polymers at WACKER. "It enables us to realize customized specifications in local applications and to test products thoroughly for these markets. In partnership with our customers, we will hence be able to reinforce and further expand WACKER's leading position in this important growth market."

The WACKER Group has supplied basic chemicals to Australia for over 25 years. In 1980, the local subsidiary Wacker Chemicals Australia Pty. Ltd. was founded in response to the increasing demands imposed on sales structures and marketing. Based in Melbourne, it provides support to customers in Australia, New Zealand, Papua New Guinea, New Caledonia, Fiji Islands and South Pacific.

VINNAPAS® Polymer Powders

VINNAPAS® polymer powders are high-quality binders for modifying tile adhesives, jointing grouts, mineral plasters, sealing slurries, gypsum, repair mortars, exterior insulation and finish systems, self-leveling compounds and powder paints. VINNAPAS®-modified dry mortars are characterized by outstanding adhesion, cohesion, flexibility and flexural strength. As a one-pack dry mix, VINNAPAS® is easy and safe to handle and inexpensive to process. WACKER is among the world's first companies to foster and actively support the introduction of dry-mortar technology to Australia and the region Asia-Pacific.

WACKER POLYMERS

WACKER POLYMERS is a leading producer of high-quality binders and polymer additives in the form of polymer powders and dispersions, polyvinyl acetates, surface coating resins, polyvinyl butyrals and polyvinyl alcohol solutions. These products are found in construction chemicals, binders, printing inks, surface coatings and in the paper and automotive sectors. WACKER POLYMERS has German, Chinese and U.S. production sites as well as a global sales network and technology centers in all major regions. In 2005, WACKER POLYMERS generated sales of €474 million and accounted for some 17 % of Group sales.

WACKER

For further information, please contact:
Wacker Chemie AG
Media Relations and Information
Nadine Baumgartl
Tel: +49 89 6279-1604
Fax: +49 89 6279-2604
nadine.baumgartl@wacker.com

The company in brief:
WACKER is a globally active company with currently approx. 14,400 employees generating annual sales of around EUR 2.8 billion (2005, IFRS).
WACKER has some 20 production sites worldwide and a global sales network of about 100 subsidiaries and offices.

WACKER SILICONES
Silicone fluids, emulsions, rubber and resins; silanes; pyrogenic silicas; thermoplastic silicone elastomers

WACKER POLYMERS
Polymer powders and construction dispersions, solid resins, polyvinyl butyrals

WACKER FINE CHEMICALS
Custom sythesis, fine chemicals, biologics and additional biotechnical products

WACKER POLYSILICON
Polysilicon for the semiconductor and photovoltaics industries

Siltronic
Hyperpure silicon wafers and monocrystals for semiconductor devices

WACKER

RECEIVED
2007 NOV 27 A 11:54
OFFICE OF INTERNATIONAL
CORPORATE FINANCE

Ad hoc disclosure according to Sec. 15 WpHG (German Securities Trading Act) of May 16, 2006

Wacker Chemie AG / business figures / 1st Quarter 2006

WACKER POSTS SUBSTANTIAL SALES AND EARNINGS GAINS IN Q1 2006

Munich, May 16, 2006 – Wacker Chemie AG reported strong year-on-year sales growth and even stronger earnings for Q1 2006. Consolidated sales rose to €798.5 million (Q1 2005: €608.2 million). Despite higher raw material and energy costs, the Munich-based chemical company doubled its year-on-year EBITDA to €183.6 million (Q1 2005: €92.0 million). Group result reached €66.2 million, up €86.5 million year-on-year. Equity increased by 4.1% to €930.7 million (Q1 2005: €893.7 million), resulting in an equity ratio of 30.8% (Q1 2005: 30.8%). Net debt came down by 4% to €954.1 million (Q1 2005: €994.0 million). Total assets increased by 4 % to €3,019.8 million (Q1 2005: €2,900.2 million). Earnings per share reached €1.49 (Q1 2005: €-0.39). During Q1 2006, 44.3 million shares were outstanding on average.

WACKER expects to continue the upward trend during 2006 in a favorable economic environment. An uncertain factor, however, is the impact of higher oil prices on the global economy. For the full year 2006 WACKER now expects sales growth slightly higher than 10%, which was last year's growth rate. Full year EBITDA 2006 is expected between €640 and 680 million.

The full quarterly report is available for download from Wacker Chemie AG's website under the caption Investor Relations (www.wacker.com).

WACKER

Issuer and contact:

Wacker Chemie AG
Hanns-Seidel-Platz 4
D-81737 Muenchen
Mr. Joerg Hoffmann
Tel. +49 89 6279 1633
Fax +49 89 6279 2933
investor.relations@wacker.com
www.wacker.com

Additional information:

ISIN: DE000WCH8881
WKN: WCH888
Deutsche Boerse: WCH
Ticker Bloomberg CHM/WCK.GR
Ticker Reuters CHE/WCHG.DE
Listing: Frankfurt Stock Exchange (Frankfurter Wertpapierbörse), Official Market (Prime Standard)

Disclaimer:

This ad hoc-release contains forward looking statements based on assumptions and estimates of WACKER's Executive Board. Although we assume the expectations in these forward looking statements are realistic, we cannot guarantee they will prove to be correct. The assumptions may harbor risks and uncertainties that may cause the actual figures to differ considerably from the forward looking statements. Factors that may cause such discrepancies include, among other things, changes in the economic and business environment, variations in exchange and interest rates, the introduction of competing products, lack of acceptance for new products or services, and changes in corporate strategy. WACKER does not plan to update the forward looking statements, nor does it assume an obligation to do so.

WACKER

Wacker Chemie AG
Hanns-Seidel-Platz 4
81737 München, Germany
www.wacker.com

PRESS RELEASE

Number 18

WACKER POSTS SUBSTANTIAL SALES AND EARNINGS GAINS IN Q1 2006

- EBITDA DOUBLES TO €183.6 MILLION
- GROUP SALES RISE TO €798.5 MILLION, €190 MILLION ABOVE PRIOR-YEAR
- EARNINGS PER SHARE CLIMB STRONGLY TO €1.49
- FOR 2006, SALES GROWTH ABOVE 10 PERCENT AND EBITDA BETWEEN €640 MILLION AND €680 MILLION EXPECTED

Munich, May 16, 2006 – Wacker Chemie AG reports a year-on-year sales growth and even stronger earnings for Q1 2006. Despite higher raw-material and energy costs, the Munich-based chemical company increased its year-on-year EBITDA to €183.6 million, up 100 percent (Q1 2005: €92 million). Semiconductor operations were the main growth driver. At Siltronic, EBITDA rose by €68 million against the weak prior-year first quarter. Q1 EBIT increased to €105.7 million (Q1 2005: €9.2 million) and the Group net profit reached €66.2 million, up €86.5 million year on year. In consequence, earnings per share amounted to €1.49. Benefiting from a robust global economy and strong volume gains, consolidated sales rose to €798.5 million, up 31 percent (Q1 2005: €608.2 million). Five percent of this rise stemmed from exchange-rate shifts. All business divisions clearly surpassed their comparable prior-year sales figures. WACKER expects the upward trend to continue for the remainder of the year. Providing that high oil prices do not depress the economic situation, the WACKER

WACKER

Group estimates sales growth for the full year to be slightly above prior year's 10 percent. EBITDA should be between €640 million and €680 million.

"Our good first-quarter figures underpin the Group's operational strength," says CEO Peter-Alexander Wacker. "We see this as validation of our corporate strategy geared to long-term, profitable growth."

In terms of regional growth, most of the Group's sales gains were made on international markets. In Asia, Q1 2006 sales grew by 86 percent to €217.8 million (Q1 2005: €117 million). In China, sales more than doubled compared to the corresponding prior-year period. At €173.9 million (Q1 2005: €135 million), sales in the Americas were also strong, rising by 29 percent. In the European markets, excluding Germany, sales rose by 16 percent to €232.5 million (Q1 2005: €200.5 million) – with central and eastern European countries making an above-average contribution. In Germany, first-quarter sales were up 10 percent to €152.7 million (Q1 2005: €138.2 million).

In the first three months of 2006, net cash flow improved significantly, reaching €22.7 million (Q1 2005: €-93.8 million). The increase was mainly due to the operational upturn in semiconductors. Another contributory factor were prepayments from customers, in connection with WACKER POLYSILICON's capacity expansion. At €75 million in Q1 2006, investments in intangibles and property, plant and equipment were up 26 percent compared to Q1 2005 (€59.6 million). This rise results mainly from investments in strategic growth projects, such as new production facilities for silicone downstream products at

WACKER

Zhangjiagang (China) and capacity expansions for polycrystalline silicon production at Burghausen (Germany).

On March 31, 2006, WACKER had 14,520 employees worldwide (Dec. 31, 2005: 14,434). So, Group employee numbers have remained constant since the end of last year.

Business Divisions

WACKER SILICONES generated total sales of €323 million in Q1 2006, a year-on-year rise of 21 percent (Q1 2005: €266.5 million). The key factors were higher sales volumes and product-mix improvements (+16 percent). The division's earnings growth was even stronger than its sales performance. EBITDA grew 42 percent to €64.8 million (Q1 2005: €45.6 million), boosted mainly by capacity expansion and improved utilization rates, which more than offset price increases for raw materials and energy.

WACKER POLYMERS had a first-quarter sales total of €121.4 million, a year-on-year increase of 22 percent (Q1 2005: €99.8 million). Growth was primarily driven by higher sales volumes, which accounted for 17 percent of the sales rise. On the earnings front, WACKER POLYMERS generated an EBITDA of €23.7 million, 35 percent above Q1 2005 (€17.6 million). The main reasons for earnings growth were higher sales volumes, productivity gains, and enhanced capacity utilization.

WACKER FINE CHEMICALS generated total sales of €33.5 million from January to March 2006 (Q1 2005: €27.4 million). The main

growth drivers were organic fine chemicals and customer projects finalized by the end of Q1. Market demand for organic intermediates remained particularly strong throughout the quarter under review. An improved product mix helped WACKER FINE CHEMICALS to increase its EBITDA by 21 percent to €5.8 million (Q1 2005: €4.8 million).

In Q1 2006, **WACKER POLYSILICON** posted total sales of €85.5 million (Q1 2005: €79.7 million). Sales were up 7 percent even though ongoing measures to increase production capacity had not yet had an impact in the period under review. Sales growth came mainly from within the Group, where demand from Siltronic rose sharply. This limited the quantities available for delivery to external customers in the electronics and photovoltaics sectors. Due to the long and harsh German winter, first-quarter sales of road salt surpassed the high prior-year figure. WACKER POLYSILICON's earnings rose much more than sales, mainly due to a rise in average sales prices and a decrease in unit costs for hyperpure silicon. EBITDA reached €30.9 million, a rise of 22 percent (Q1 2005: €25.3 million). Currently, the division is pressing ahead with the strategic expansion of its production capacity at Burghausen (Germany). An additional 1,000 metric tons from existing plants are scheduled to come on stream by the end of 2006. Nominal capacity is expected to reach 6,500 metric tons annually as a result. The new solar-grade silicon plant currently under construction is expected to provide an additional 3,500 metric tons of polysilicon annually from the start of 2008.

Siltronic's Q1 2006 figures reflect the sustained success of measures to enhance the division's operational performance. Total sales

reached €286.4 million from January to March 2006, a year-on-year rise of 66 percent (Q1 2005: €172.7 million). Sales more than doubled for 300-mm wafers and even grew by about 40 percent for smaller wafer diameters. The key growth drivers were volume gains and product-mix enhancements. On the earnings front, Siltronic followed up on its success during the second half of 2005. EBITDA reached €69.3 million (Q1 2005: €1.8 million). Main drivers for profitability were sustained benefits from productivity gains and cost reduction efforts, as well as higher capacity utilization and the successful ramp-up of Freiberg's 300-mm production line.

Outlook

WACKER expects the upward trend to continue during 2006, providing that the economic environment remaihs favorable. One uncertain factor, in WACKER's opinion, is the impact of higher oil prices on the global economy. Profitability should benefit from higher capacity utilization and price increases, moderated by an increasingly strong Euro. Mainly WACKER's Chemicals business will also be impacted by higher raw material and energy costs.

The company expects a full-year sales growth slightly above last year's 10 percent. As for earnings, WACKER forecasts an EBITDA of between €640 million and €680 million.

WACKER

Key Group Figures

€ million	Q1 2006	Q1 2005	*Change in %*
Sales	798.5	608.2	*31*
EBITDA[1]	183.6	92.0	*100*
EBITDA margin[2]	*23.0 %*	*15.1 %*	*52*
EBIT[(3)]	105.7	9.2	*>100*
EBIT margin[2]	*13.2 %*	*1.5 %*	*>100*
Financial result	–11.0	–14.2	*–23*
Pre-tax result	94.7	–5.0	*n. a.*
Net profit/loss	66.2	–20.3	*n. a.*
Net profit/loss per share in €	1.49	–0.39	*n. a.*
Investment in intangibles and property, plant, equipment	75.0	59.6	*26*
Net cash flow	22.7	–93.8	*n. a.*

€ million	March 31, 2006	March 31, 2005	Dec. 31, 2005
Equity	930.7	893.7	934.4
Financial liabilities	990.6	1,019.0	946.2
Provisions for pensions	355.3	342.9	352.1
Net financial debt	954.1	994.0	911.5
Total assets	3,019.8	2,900.2	2,922.9
Employees (number at end of period)	*14,520*	*14,494*	*14,434*

1 EBITDA is EBIT before depreciation and amortization.

2 Margins are calculated based on sales.

3 EBIT is the result of continuing operations for the business year before interest and other financial result, limited partnership interests and income tax.

This press release contains forward looking statements based on assumptions and estimates of WACKER's Executive Board. Although we assume the expectations in these forward looking statements are realistic, we cannot guarantee they will prove to be correct. The assumptions may harbor risks and uncertainties that may cause the actual figures to differ considerably from the forward looking statements. Factors that may cause such discrepancies include, among other things, changes in the economic and business environment, variations in exchange and interest rates, the

introduction of competing products, lack of acceptance for new products or services, and changes in corporate strategy. WACKER does not plan to update the forward looking statements, nor does it assume the obligation to do so.

***Note to editors:* The report on 1st Quarter 2006 is available for download from Wacker Chemie AG's website (www.wacker.com) under the caption Investor Relations.**

For further information, please contact:
Wacker Chemie AG
Media Relations & Information
Christof Bachmair
Tel: +49 89 6279-1830
Fax: +49 89 6279-1239
christof.bachmair@wacker.com

The company in brief:
WACKER is a globally active company with approx. 14,400 employees and annual sales of around €2.76 billion (2005, IFRS-compliant).
WACKER has currently 22 production sites worldwide and a global sales network of more than 100 subsidiaries and offices.

WACKER SILICONES
Silicone fluids, emulsions, rubber and resins; silanes; pyrogenic silicas and thermoplastic silicone elastomers

WACKER POLYMERS
Dispersible polymer powders and construction dispersions, solid resins, polyvinyl butyrals

WACKER FINE CHEMICALS
Custom syntheses, fine chemicals, biologics and other biotech products

WACKER POLYSILICON
Polysilicon for the semiconductor and photovoltaics industries

Siltronic
Hyperpure silicon wafers and monocrystals for semiconductor devices



WACKER

WACKER CHEMIE AG
1st Quarter 2006 and Project Update

Dr. Joachim Rauhut (CFO)

DISCLAIMER

This presentation contains forward-looking statements under the U.S. Private Securities Litigation Reform Act of 1995. These statements are based on current expectations, estimates and projections of Wacker Chemie AG management and currently available information. They are not guarantees of future performance, involve certain risks and uncertainties that are difficult to predict and are based upon assumptions as to future events that may not prove to be accurate.

Many factors could cause the actual results, performance or achievements of Wacker Chemie AG to be materially different from those that may be expressed or implied by such statements. Such factors include those discussed in Wacker Chemie AG available on the company's website under http://www.wacker.com/cms/de/investor-relations/investor-relations.jsp. We do not assume any obligation to update the forward-looking statements contained in this presentation.

WACKER CHEMIE STRATEGY: FOCUS ON GROWTH AND MARGINS

Advanced Materials	Strong commitment to technology and R&D Tech-based high value added
Growth!	Addressing high-growth end-markets Substituting into more mature markets Following customers, penetrating new regions
Cost Position	Global JVs, world-scale plants, integration, unique process know-how Limited exposure to oil/ raw material prices
Market Leadership	Leading positions in most addressed segments/ markets... ... particularly at the specific customer relationship level Capitalizing on/ creating significant barriers to entry

WACKER CHEMIE: BASED ON SELECTED PRODUCT FAMILIES



Raw Material
Upstream
Downstream
Customers' Industries
Silicon metal
Siloxane
Fumed Silica
Polysilicon
Silicones
Electronic Wafers
Solar Crystals
Construction
Automotive Suppliers
Surface Coating
Paper Printing
Hyper-pure Silicon Wafers
Semiconductors
Solar Panels
Ethylene
VAM
PVAc
Ketene
RDP
PVB
Fine Chem.
Construction
(tile adhesives, dry-mortar)
Gum-base (sugarless gum)
Inks/ Coatings
Food
Detergents
Pharmaceuticals
Cosmetics

DELIVERING ON GROWTH AND MARGINS: 1ST QUARTER 2006 HIGHLIGHTS

WACKER

(€m)	Q1 2006	Change vs. Q1 2005
Sales	798.5	Up 31%
EBITDA	183.6	Up 100%
EBIT	105.7	Up 96.5
Net Profit	66.2	Up 86.5
Net Profit per share in €	1.49	Up 1.88
EBITDA- Margin	*23%*	*Up 52%*
EBIT- Margin	*13%*	*n.m.*

WACKER

STRONG Q1 2006: MAIN FACTORS

- Base effect due to weak Q1 2005 in Siltronic and Chemicals
- Favorable product mix in Chemicals
- Q1'06 had 3 more working days than Q1'05
- Relatively strong USD benefited results
- Long winter season benefited road salt sales
- Growing construction business outside Europe dampened seasonal weakness

Q1 CHEMICAL BUSINESSES: CAPACITY AND MIX DRIVE RESULTS

Q1 Sales (€m)



2005
2006
478
+ 21%
394
323
+ 21%
267
+ 22%
100
121
+ 22%
27
34
Total
SILICONES
POLYMERS
FINE CHEM.

Q1 EBITDA (€m)



2005
2006
94
+ 39%
68
20%
17%
65
+ 42%
46
20%
17%
+ 35%
18
24
20%
18%
+ 21%
5
6
Total
SILICONES
POLYMERS
FINE CHEM.
17% 18%

Q1/2006

- Higher sales volumes (new capacities) especially in Elastomers
- Highest growth rates in Asia and Americas
- Improved product mix towards higher value added products
- Improved capacity utilizations
- Raw material and energy cost increases

WACKER

Q1 POLYSILICON: FAVORABLE INDUSTRY DYNAMICS



Sales (€m)
2005
2006
+ 7%
80
86
Q1



EBITDA (€m)
2005
2006
+ 22%
25
31
32%
36%
Q1

Q1/2006

- Capacity constraints limit sales volumes
- Yield improvements led to higher margins
- Larger share of sales to Siltronic (50% of Polysilicon sales)
- Strong seasonal salt business in Q1

WACKER

Q1 SILTRONIC
HIGH UTILIZATION AND REGAINED STRENGTH



Sales (€m)
2005
2006
286
+ 66%
173
Q1



EBITDA (€m)
2005
2006
69
2
1%
24%
Q1

Q1/2006

- 58% volume increase over Q1'05
- For the first time, over half of sales generated in Asia
- Overall market share 15%*
- Pricing outlook favorable
- High utilization in all diameters

WACKER

*Source: SEMI SMG, Q1-2006

TOP RAW MATERIAL AND ENERGY INCREASES: FY 06 EFFECT 50 M EUR EXPECTED / 10 M EUR IN Q1/06

Top raw materials

Rank of raw materials (2005)



Raw material
- Si-Metal
- Ethylen
- Methanol
- Platinum
- Other

Costs of top raw materials 9 % on sales

Energy

Energy consumption electricity/steam (2005)

Burghausen ~2,900 GWh



Other sites ~1,200 GWh



Europe
Americas
Asia

Internal supply (hydro)

Internal supply (gas)

Mostly external supply

Energy costs nearly 5 % on sales

WACKER

PRICING:
VALUE BASED PRICING IN CHEMICALS

Market Driven Pricing	**Value** Based Pricing	**Growth** Oriented Pricing
SILICONES	SILICONES	
POLYMERS	POLYMERS	POLYMERS (2005)
FINE CHEMICALS	FINE CHEMICALS	
POLYSILICON		POLYSILICON (prepaid)
Siltronic		

REGIONAL FOCUS: STRONG GROWTH IN ASIA IN Q1

	Americas (22%)	Europe (48%)	Asia* (30%)
Major Sites	Adrian, MI Portland, OR	Burghausen Freiberg Nünchritz	Zhangjiagang, China Singapore Hikari, Japan Akeno, Japan Calcutta, India





Sales by Region (€ m)



+ 29%
135
174
2005 Q1
2006 Q1



+ 14%
339
386
233
138
Europe w/o Germany
Germany
2005 Q1
2006 Q1



+ 77%
135*
239*
2005 Q1
2006 Q1

WACKER

*including Other Regions

CURRENCY: HIGH NATURAL HEDGE IN CHEMICALS – SILTRONIC MORE EXPOSED

External sales and net USD exposure 2005 (EUR Million)



Chemicals
1,659
134
Polysilicon
133
0
Siltronic
913
400
External sales 2005
Net USD exposure 2005

2005: 1 ct change in USD/Euro ratio has an impact of 5 M Euro on EBIT, unhedged

GUIDANCE:
EBITDA INCREASES MORE THAN SALES

(€m)	FY 2005	Guidance FY 2006
Sales	2,756	+>10%
EBITDA	567*	+20%**

Chemicals: Sales growth as last year with about 2% lower margins	**Polysilicon:** EBITDA margins in mid thirties, sales in this division should grow by mid single digits	**Siltronic:** 2006 margins on the level of the H2/05, sales increase by mid single digit over H2/05 run rate

* Adjustments to EBITDA 2005: *Release of provisions +€24m, extraordinary gain from divestments +€23m*

** FY guidance €680 m

SOURCES OF GROWTH: THREE DRIVERS OF DEMAND

Division	Customer	Product	Region	Examples
CHEMICALS	◐			• Product: - Silicones substituting porcelain insulators - Polymers RDP for EIFS insulation applications • Region: focus on Asia
POLYSILICON	○	◐	◐	• Customer: electronic and solar growth
Siltronic	○	◐	○	• Customer: 300mm • Region: focus on Asia

WACKER

SOURCES OF GROWTH:
CAPACITY ADDITIONS FUEL GROWTH


Segment
2005
2006
2007
2008
Q1 Q2 Q3 Q4 Q1 Q2 Q3 Q4 Q1 Q2 Q3 Q4 Q1 Q2 Q3 Q4
POLYSILICON
Poly Burghausen (+ 1,000 t/a)
Poly Burghausen (+ 3,500 t/a)
Siltronic
300mm Freiberg (+ 50 Kw/m)
300mm Burghausen (+ 60 Kw/m)
SILICONES
Siloxane Nünchritz (+ 35,000 t)
POLYMERS
RD-Powder Burghausen (+ 30,000 t)

X Announced ▪▪▪▪ Ramp up O Full capacity available

WACKER

SOURCES OF GROWTH: STRATEGIC GROWTH PROJECTS ON TRACK

Zhangjiagang



- New site with capacity of world-scale Siloxane (25% share) plus Silica (51% share)
- Capex ~ €250m (06-09)

Downstream units first

New Polysilicon Burghausen



- Expansion of existing site by 3,500 kt
- Capex ~ €200m (06/07)

Construction on track

New Powder Dryers



- Capacity increase 60 kt
- New dryers Burghausen and China
- Capex ~ €55m (06-09)

First dryer announced

JV 300 mm—next



- High volume Fab (200 to 300 kWafer/m)
- Capex as financial investment (€150m in 06-08)

JV negotiation

WACKER

WACKER CHEMIE: A STRAIGHT-FORWARD STRATEGY

Advanced Materials	SILICONES: Sustained growth
Growth!	POLYMERS: Setting the standards
Cost Position	FINE CHEMICALS: Selective growth
Market Leadership	POLYSILICON: Going for #1
	Siltronic: Playing out regained strength

Focus on Growth and Margins



WACKER

CREATING TOMORROW'S SOLUTIONS

WACKER

Wacker Chemie AG
Hanns-Seidel-Platz 4
81737 München, Germany
www.wacker.com

PRESS RELEASE

Number 19

WACKER EXPANDS PRODUCTION OF DISPERSIBLE POLYMER POWDERS AT BURGHAUSEN

Munich / Burghausen, May 16, 2006 – WACKER, the Munich-based chemical company, is constructing a new plant to expand its production capacity for dispersible polymer powders by another 30,000 metric tons per year. Designed to offer world-class technology and capacity levels, the new plant is scheduled to start operations in 2007. The capacity expansion will enable WACKER to meet increasing global demand for high-quality polymeric binders for the construction sector. The investment project's goal is to secure sufficient, long-term VINNAPAS® polymer powder capacity and to assure customers of consistently high delivery reliability and product quality for the future. Today, WACKER ranks among the world's largest producers of dispersible polymer powders.

"Production increases are vital for sustainably meeting the market growth rates forecast by so many experts," explains Arno von der Eltz, head of WACKER POLYMERS. "That's why a new powder spray dryer came on stream at Zhangjiagang (China) last year. The expansion project now planned will enable us to supply the quantities needed by customers in the future, especially by our European customers. It will also reinforce our strong position in the polymer-powder market."

WACKER

WACKER POLYMERS has been producing polymer powders and dispersions for the construction industry for almost 50 years. VINNAPAS® polymer powders are thermoplastic polymers derived primarily from vinyl acetate and ethylene. They serve as film-forming binders in numerous applications, including tile adhesives, joint fillers, mineral plasters, sealing slurries, gypsum, repair mortars, self-leveling flooring compounds and powder paints. They enhance important properties in the end product, such as adhesion, cohesion, flexibility and flexural strength. Water retentivity, processing properties and weatherability also benefit from VINNAPAS®.

With production facilities in Europe, the USA and Asia, WACKER POLYMERS has a global presence in key industrial centers. As a result, WACKER POLYMERS can work closely with customers in their local markets. Customer proximity is enhanced by seven WACKER POLYMERS technical centers in Burghausen (Germany), Moscow (Russia), Jandira (Brazil), Adrian (USA), Shanghai (China), Dubai (UAE) and Melbourne (Australia; the most recent addition). The state-of-the-art centers provide applications-engineering services and individual customer support. Their activities ideally complement WACKER POLYMERS' global production operations. At its centers, WACKER researches country-specific construction applications and tests locally-used raw materials. It also plays an important role in the formulation of construction-sector standards and guidelines, working closely with universities, scientific institutes, standardization bodies and the authorities. The opening of additional technical centers in Southeast Asia is scheduled for this year.

WACKER

About WACKER POLYMERS

WACKER POLYMERS is a world leader in the production of high-quality binders and polymer additives. Its product portfolio extends from construction chemicals and functional polymers for surface coatings through paints and other industrial applications to base chemicals (acetyls). Dispersible polymer powders, dispersions, solid resins, powder binders and surface coating resins from WACKER POLYMERS are used by the construction, automotive, paper and adhesives industries, as well as by manufacturers of printing inks and industrial coatings. WACKER POLYMERS has production sites in Germany, the USA and China, as well as a global sales network and technology centers in all major regions.

WACKER

For further information, please contact:
Wacker Chemie AG
Media Relations & Information
Nadine Baumgartl
Tel: +49 89 6279-1604
Fax: +49 89 6279-2604
nadine.baumgartl@wacker.com

The company in brief:
WACKER is a globally active company with approx. 14,400 employees and annual sales of around €2.76 billion (2005, IFRS-compliant). WACKER has over 22 production sites worldwide and a global sales network of more than 100 subsidiaries and offices.

Siltronic
Hyperpure silicon wafers and monocrystals for semiconductor devices

WACKER SILICONES
Silicone fluids, emulsions, rubber grades and resins; silanes; pyrogenic silicas and thermoplastic silicone elastomers

WACKER POLYMERS
Dispersible polymer powders and construction dispersions, solid resins, polyvinyl butyrals

WACKER FINE CHEMICALS
Custom syntheses, fine chemicals, biologics and other biotech products

WACKER POLYSILICON
Polysilicon for the semiconductor and photovoltaics industries



WACKER POLYSILICON:
Expansion Announcement June 2006

Joerg Hoffmann, Investor Relations

CREATING TOMORROW'S SOLUTIONS

DISCLAIMER

The information contained in this presentation is for background purposes only and is subject to amendment, revision and updating. Certain statements contained in this presentation may be statements of future expectations and other forward-looking statements that are based on management's current views and assumptions and involve known and unknown risks and uncertainties. In addition to statements which are forward-looking by reason of context, including without limitation, statements referring to risk limitations, operational profitability, financial strength, performance targets, profitable growth opportunities, and risk adequate pricing, as well as the words "may, will, should, expects, plans, intends, anticipates, believes, estimates, predicts, or continue", "potential, future, or further", and similar expressions identify forward-looking statements. By their nature, forward-looking statements involve a number of risks, uncertainties and assumptions which could cause actual results or events to differ materially from those expressed or implied by the forward-looking statements. These include, among other factors, changing business or other market conditions and the prospects for growth anticipated by the Company's management. These and other factors could adversely affect the outcome and financial effects of the plans and events described herein. Statements contained in this presentation regarding past trends or activities should not be taken as a representation that such trends or activities will continue in the future. The Company does not undertake any obligation to update or revise any statements contained in this presentation, whether as a result of new information, future events or otherwise. In particular, you should not place undue reliance on forward-looking statements, which speak only as of the date of this presentation.

WACKER CHEMIE: A STRAIGHTFORWARD STRATEGY

Advanced Materials	SILICONES: Sustained growth
Growth!	POLYMERS: Setting the standards
Cost Position	FINE CHEMICALS: Selective growth
Market Leadership	POLYSILICON: Going for #1
	Siltronic: Playing out regained strength

Focus on Growth and Margins

WACKER CHEMIE: BASED ON SELECTED PRODUCT FAMILIES



Raw Material
Upstream
Downstream
Customers' Industries
Silicon metal
Siloxane
Silicones
Fumed Silica
Polysilicon
Electronic Wafers
Solar Crystals
Ethylene
VAM
RDP
PVAc
PVB
Ketene
Fine Chem.
Construction
Automotive Suppliers
Surface Coating
Paper Printing
Hyper-pure Silicon Wafers
Semiconductors
Solar Panels
Construction
(tile adhesives, dry-mortar)
Gum-base (sugarless gum)
Inks/ Coatings
Food
Detergents
Pharmaceuticals
Cosmetics

POLYSILICON DEMAND OUTLOOK



Tons per Year
80,000
70,000
60,000
50,000
40,000
30,000
20,000
10,000
0
Solar CAGR (2005-2010) 18% p.a.
Electronic CAGR (2005-2010) 8% p.a.
2005
2006
2007
2008
2009
2010
Semi Demand
Solar Demand

Source: WACKER estimates, Gartner 2006, CSLA

SOURCES OF GROWTH – POLY BURGHAUSEN: ANNOUNCED CAPACITY ADDITIONS AND RAMP-UP PLAN



2005
2006
2007
2008
2009
2010
Q1 Q2 Q3 Q4 Q1 Q2 Q3 Q4 Q1 Q2 Q3 Q4 Q1 Q2 Q3 Q4 Q1 Q2 Q3 Q4 Q1 Q2 Q3 Q4
5,500 t/a
X
+ 1,000 t/a
O
X
+ 3,500 t/a
O
X
+ 4,500 t/a
O
X Announced
Ramp up
O Full capacity available

LEADING TCS* TECHNOLOGIES

- Cost effective:
  - Higher deposition rates
  - Higher yields
  - More energy efficient
  - Plant integration and Process Synergies
- Mostly switchable reactors (Electronic/Solar)
- Large scale production since 1959
- Time proven process - fast ramp up

*TCS = Trichlorosilane, a safe and efficient key intermediate for polysilicon.

WACKER - THE LEADER IN TCS TECHNOLOGIES

State of the Art TCS Process


Bell jar reactor
PolySi U-rod
PolySi slim rod
000
TCS + H_2
Exhaust Gas
Electrical Power
Silicon rods
Crushing
Chunk Polysilicon



Fluidized Bed TCS Process for Granular


Exhaust gas
Quartz tube
Reaction zone
Heating zone
Resistive heater
H_2
H_2
TCS + H_2
Seed particles
Milling
Granular Polysilicon

<u>TCS Granular characteristics</u>

- continuous crystallization
- reduced specific silicon consumption
- lower cost than monosilane granular

FINANCIAL IMPACT OF ANNOUNCED EXPANSION

- Total Capex: ~ €300m
- Beginning of construction: January 2007
- Partially financed by prepayments
- Scheduled completion of ramp up:

First material available for sale in Q4 2008
Full capacity reached at the end of 2009

ISSUER, CONTACT AND ADDITIONAL INFORMATION

Issuer and contact:

Wacker Chemie AG

Hanns-Seidel-Platz 4

D-81737 Munich

Investor Relations

Mr. Joerg Hoffmann

Tel. +49 89 6279 1633

Fax +49 89 6279 2933

joerg.hoffmann@wacker.com

www.wacker.com

Additional information:

ISIN: DE000WCH8881

WKN: WCH888

Deutsche Börse: WCH

Ticker Bloomberg: CHM/WCK.GR

Ticker Reuters: CHE/WCHG.DE

Listing: Frankfurt Stock Exchange
Prime Standard

DEUTSCHE BÖRSE PRIME STANDARD

MDAX

WACKER

RECEIVED
2007 NOV 27 A

Ad hoc disclosure according to Sec. 15 WpHG (German Securities Trading Act) of June 28, 2006

Wacker Chemie AG / strategic decisions / expansion of production capacities

WACKER CONTINUES EXPANSION OF POLYSILICON PRODUCTION AT ITS BURGHAUSEN SITE

Munich / Burghausen, June 28, 2006 – Wacker Chemie AG plans to expand its polysilicon production in Burghausen by 4,500 metric tons per year to a total of 14,500 metric tons by the end of 2009. The company made this decision today. As announced earlier, expansion activities already underway are scheduled to grow WACKER's nominal annual production capacity from the present 5,500 metric tons of polysilicon to some 10,000 metric tons from early 2008. First material for sale from the new, so-called "capacity expansion stage 7" is expected to be available in Q4 2008. The new plant is scheduled to reach full capacity by the end of 2009. WACKER has earmarked capital expenditures of around EUR 300 million for this project.

Through this expansion, WACKER aims to meet the growing global demand for hyperpure polycrystalline silicon expected by the company. Being currently the second largest global producer of polysilicon, WACKER is striving for market leadership in this segment. WACKER sees ongoing growth of the polysilicon demand in the electronics industry in the high single digit percentage annually during the next four years and an even faster increase in demand in the rapidly developing solar sector.



Issuer and contact:

Wacker Chemie AG
Hanns-Seidel-Platz 4
D-81737 Munich
Mr. Joerg Hoffmann
Phone +49 89 6279 1633
Fax +49 89 6279 2933
joerg.hoffmann@wacker.com
www.wacker.com

Additional information:

ISIN:	DE000WCH8881
WKN:	WCH888
Deutsche Boerse:	WCH
Ticker Bloomberg	CHM/WCK.GR
Ticker Reuters	CHE/WCHG.DE

Listing: Frankfurt Stock Exchange (Frankfurter Wertpapierbörse), Official Market (Prime Standard)

Disclaimer:

This ad hoc-release contains forward looking statements based on assumptions and estimates of WACKER's Executive Board. Although we assume the expectations in these forward looking statements are realistic, we cannot guarantee they will prove to be correct. The assumptions may harbor risks and uncertainties that may cause the actual figures to differ considerably from the forward looking statements. Factors that may cause such discrepancies include, among other things, changes in the economic and business environment, variations in exchange and interest rates, the introduction of competing products, lack of acceptance for new products or services, and changes in corporate strategy. WACKER does not plan to update the forward looking statements, nor does it assume an obligation to do so.

WACKER

Wacker Chemie AG
Hanns-Seidel-Platz 4
81737 München, Germany
www.wacker.com

PRESS RELEASE

Number 25

WACKER SILICONES adjusts prices for HDK® Pyrogenic Silica

Munich, July 6, 2006 - Effective September 1st, 2006, WACKER SILICONES will raise prices for HDK® Pyrogenic Silica. Price increases will range between 5 to 9 percent, depending on product and package type.

Despite all continued efforts to optimize cost structures, rapidly rising raw material, energy and transportation costs make this step inevitable. These price adjustments will ensure the constant standard in WACKER's product quality, product safety and product service. It also will allow WACKER to continuously develop innovative products and process technologies.

WACKER has been producing HDK® pyrogenic silica since almost 40 years and has developed a high level of expertise in this field. HDK® is used as an active filler in silicone elastomers, as a thixotropic agent in coatings, printing inks, adhesives, UP resins and plastisols or as a flow aid, for example in the cosmetics, pharmaceutical and food-processing industries. Chemically, pyrogenic silica consists of ultra-pure amorphous silicon dioxide. It has the appearance of a light white powder.

WACKER

About WACKER SILICONES

WACKER SILICONES is a world-leading silicones manufacturer with over 3,000 highly specialized and innovative products. The division's portfolio ranges from silicone fluids, emulsions, resins, elastomers and sealants to silanes and pyrogenic silicas. These products stand out via their significant value-adding potential – enhancing both the benefits and performance of customers' end products. Products from WACKER SILICONES find application in such sectors as construction, chemicals, cosmetics, textiles, automotive, paper and electronics. In 2005, WACKER SILICONES generated some 39 percent of Group sales.

WACKER

PRESS RELEASE

For further information, please contact:
Wacker Chemie AG
Media Relations and Information
Christof Bachmair
Tel.: +49 89 6279-1830
Fax: +49 89 6279-1239
christof.bachmair@wacker.com

The company in brief

WACKER is a globally active company with currently approx. 14,700 employees generating annual sales of around €2.5 billion (2004, IFRS).
WACKER has some 20 production sites worldwide and a global sales network of roughly 100 subsidiaries and offices.

WACKER SILICONES

Silicone fluids, emulsions, rubbers and resins; silanes; pyrogenic silicas and thermoplastic silicone elastomers

WACKER POLYMERS

Dispersible polymer powders and construction dispersions, solid resins, polyvinyl butyrals

WACKER FINE CHEMICALS

Custom syntheses, fine chemicals, biologics and other biotech products

WACKER POLYSILICON

Polysilicon for the semiconductor and photovoltaics industries

Siltronic

Hyperpure silicon wafers and monocrystals for semiconductor devices


WACKER

SILTRONIC:
Announcement Joint Venture with Samsung July 2006

Joerg Hoffmann, Investor Relations

CREATING TOMORROW'S SOLUTIONS

DISCLAIMER

The information contained in this presentation is for background purposes only and is subject to amendment, revision and updating. Certain statements contained in this presentation may be statements of future expectations and other forward-looking statements that are based on management's current views and assumptions and involve known and unknown risks and uncertainties. In addition to statements which are forward-looking by reason of context, including without limitation, statements referring to risk limitations, operational profitability, financial strength, performance targets, profitable growth opportunities, and risk adequate pricing, as well as the words "may, will, should, expects, plans, intends, anticipates, believes, estimates, predicts, or continue", "potential, future, or further", and similar expressions identify forward-looking statements. By their nature, forward-looking statements involve a number of risks, uncertainties and assumptions which could cause actual results or events to differ materially from those expressed or implied by the forward-looking statements. These include, among other factors, changing business or other market conditions and the prospects for growth anticipated by the Company's management. These and other factors could adversely affect the outcome and financial effects of the plans and events described herein. Statements contained in this presentation regarding past trends or activities should not be taken as a representation that such trends or activities will continue in the future. The Company does not undertake any obligation to update or revise any statements contained in this presentation, whether as a result of new information, future events or otherwise. In particular, you should not place undue reliance on forward-looking statements, which speak only as of the date of this presentation.

WACKER CHEMIE: A STRAIGHTFORWARD STRATEGY

Advanced Materials	SILICONES: Sustained growth
Growth!	POLYMERS: Setting the standards
Cost Position	FINE CHEMICALS: Selective growth
Market Leadership	POLYSILICON: Going for #1
	Siltronic: Playing out regained strength

Focus on Growth and Margins

WACKER CHEMIE: BASED ON SELECTED PRODUCT FAMILIES


Raw Material
Upstream
Downstream
Customers' Industries
Silicon metal
Ethylene
Siloxane
Fumed Silica
Polysilicon
VAM
PVAc
Ketene
Silicones
Electronic Wafers
Solar Crystals
RDP
PVB
Fine Chem.
Construction
Automotive Suppliers
Surface Coating
Paper Printing
Hyper-pure Silicon Wafers
Semiconductors
Solar Panels
Construction
(tile adhesives, dry-mortar)
Gum-base (sugarless gum)
Inks/ Coatings
Food
Detergents
Pharmaceuticals
Cosmetics

300 MM DEMAND OUTLOOK


4,000,000
3,500,000
3,000,000
2,500,000
2,000,000
1,500,000
1,000,000
500,000
0
Wafers per Month
300 mm Wafers
2004
2005
2006
2007
2008
2009
2010
Year

Source: Gartner/Dataquest (December 2005)

SOURCES OF GROWTH – 300 MM: ANNOUNCED CAPACITY ADDITIONS AND RAMP-UP PLAN


2005
2006
2007
2008
2009
2010
Q1 Q2 Q3 Q4
300 mm 235 kw/m
Existing capacity
300 mm Freiberg (+ 50 kw/m)
Building of fab extension
300 mm Burghausen (+ 60 kw/m)
Building of fab extension
JV Singapore (+ 300 kw/m)
Construction of new fab
X Announcement
Ramp up
O Full capacity available

PARTNERING FOR FAB 300 NEXT REDUCES CASH OUTFLOW BY 75%

Siltronic Samsung Wafer Pte. Ltd.: Key facts

- Joint Venture Agreement t.b. signed on July 19, 2006
- Large fab, twice the size of Freiberg
- Secures a sustainable sales account and supply for polysilicon
- Total investment about US$ 1,000m (200 kW/m + 100 kW/m = 300 kW/m)
- Low cost environment
- First wafer mid-2008
- Location: Singapore; project supported by Singapore EDB (tax holiday, subsidies)

- **Capital structure**
  - 50/50 equity stakes
  - 50% debt leverage, non-recourse (project financing)

  → Only 25% cash outflow compared to stand-alone

FINANCIAL IMPACT OF ANNOUNCED JV ON WACKER

- **Total Capex**: ~ $ 1bn, financed by equity contributions, debt and internal cash flow
- Siltronic share of CAPEX ~ $ 200m
- Consolidation: At Equity Scheduled completion of ramp up:
  - First wafers available for sale Q2 2008
  - Full capacity reached at the end of 2010

- **Impact on WACKER accounts**
  - Financial investment, valuation at equity (50% of JV profits = income from participation for WACKER)
  - Siltronic will act as exclusive distributor
  - WACKER is expected to get royalty income

ISSUER, CONTACT AND ADDITIONAL INFORMATION

Issuer and contact:

Wacker Chemie AG

Hanns-Seidel-Platz 4

D-81737 Munich

Investor Relations

Mr. Joerg Hoffmann

Tel. +49 89 6279 1633

Fax +49 89 6279 2933

joerg.hoffmann@wacker.com

www.wacker.com

Additional information:

ISIN: DE000WCH8881

WKN: WCH888

Deutsche Börse: WCH

Ticker Bloomberg: CHM/WCK.GR

Ticker Reuters: CHE/WCHG.DE

Listing: Frankfurt Stock Exchange
Prime Standard

DEUTSCHE BÖRSE PRIME STANDARD

MDAX

siltronic
perfect silicon solutions

SAMSUNG

Siltronic AG
Hanns-Seidel-Platz 4
81737 München
www.siltronic.com

Press Release

SAMSUNG ELECTRONICS AND SILTRONIC TO JOINTLY CONSTRUCT 300 MM WAFER FAB IN SINGAPORE

- Equal contributions
- USD 1 billion investment
- Start of production planned for mid 2008
- Design capacity of 300,000 wafers per month

Seoul, Korea / Munich, Germany, July 14, 2006 - Semiconductor technology leader Samsung Electronics Co., Ltd., the world leader in advanced semiconductor technology solutions, and Siltronic AG, a division of Wacker Chemie AG and a global leader in the market for ultra-pure silicon wafers, will jointly construct and operate a 300 mm wafer fab. The JV, dubbed Siltronic Samsung Wafer Pte. Ltd., supports the growing market demand as the industry-wide shift to 300 mm fabrication rapidly increases.

Samsung Electronics' Board of Directors and Siltronic's Supervisory Board approved the Joint Venture Agreement. The closing is expected for end of August after having received certain approvals from relevant authorities.

The new facility will be built in Singapore adjoining Siltronic's existing complex. Both parties will contribute equal amounts of equity. Total investment for the joint undertaking will account for USD 1 billion. The fab will be jointly operated by Samsung and Siltronic.

Construction will start in August 2006 with production expected to commence mid-2008. The JV is expected to reach 300,000 wafers per month in capacity and 800 employees by 2010.

"A 'first' in the wafer industry, this joint venture involves the collaboration of two technology leaders in their respective fields. It is a milestone in respect to innovation, time to market and efficiency in the whole industry," commented Siltronic CEO Dr. Wilhelm Sittenthaler. Both parties enjoy significant benefits. Samsung will secure stable supply of 300 mm wafers.

"Samsung's advanced semiconductor technology and its position as a pioneer in 300 mm wafer-based semiconductor fabrication has provided new technology solutions that have created wonders in the IT era", said Dae-Sub Chi, Executive Vice President of Business Management at Samsung Electronics' Semiconductor Business. "Samsung looks forward to further success with partners to meet the challenging demands of the rapidly evolving IT industry and support our ultimate goal to create future technologies and opportunities for further advances in the industry."

Siltronic's 100 percent shareholder Wacker Chemie AG will enter into a long-term contract with the Joint Venture to ensure a stable supply of hyperpure polycrystalline silicon, the starting material for the production of silicon wafers.

The joint venture has won the support of Singapore's Economic Development Board.

"Singapore is pleased to host this USD 1 billion joint venture between Samsung Electronics and Siltronic. This will be Singapore's first ingot-pulling and 300 mm substrate fab and is a key addition to our semiconductor industry. It also represents Siltronic's most significant expansion to date, as well as Samsung Electronic's expansion of its regional HQ to its first manufacturing investment in Singapore" said Teo Ming Kian, Chairman of Singapore Economic Development Board.

In response to the semiconductor industry's continuously rising demand for 300 mm wafers, Siltronic already decided in November 2005 to significantly expand production capacity at its wafer fabs in Freiberg and Burghausen, Germany. Burghausen's current 300 mm

capacity of 75,000 wafers per month will be increased 135,000 wafers per month. Freiberg's 150,000 wafers per month capacity will rise to 200,000 wafers. "Market demand for 300 mm wafers is expected to grow by about 50 percent in 2006 and is as well expected to grow substantially during the next years. The new Singapore fab and expansion of our German fabs will help to meet strong demand, particularly in Asia, and allows us to further strengthen our market position" stated Sittenthaler.

About Samsung Electronics

Samsung Electronics Co., Ltd. is a global leader in semiconductor, telecommunication, digital media and digital convergence technologies with 2005 parent company sales of USD 56.7 billion and net income of USD 7.5 billion. Employing approximately 128,000 people in over 120 offices in 57 countries, the company consists of five main business units: Digital Appliance Business, Digital Media Business, LCD Business, Semiconductor Business and Telecommunication Network Business. Recognized as one of the fastest growing global brands, Samsung Electronics is a leading producer of digital TVs, memory chips, mobile phones, and TFT-LCDs. For more information, please visit www.samsung.com

About Siltronic

Siltronic is a global leader in the market for ultra-pure silicon wafers and the partner of numerous leading chip manufacturers. Siltronic develops and manufactures wafers with diameters of up to 300 mm at production sites in Europe, Asia, Japan and the United States. Silicon wafers form the heart of modern micro- and nanoelectronics – for computers, mobile telephones, Internet, DVD players, flat-panel displays, navigation systems, airbags, computer tomography machines, aircraft control systems and many other applications.

For more information, please contact:

	WACKER / Siltronic	**Samsung**
Name:	Christof Bachmair	Sung Hae Park
Phone:	+49 89 6279 1830	+82 31 209 7037
E-mail:	christof.bachmair@wacker.com	sunghae_park@samsung.com

This press release contains forward-looking statements concerning future developments, which are based on assumptions and estimates of the management of Siltronic and Samsung. Although we believe that the expectations underlying these forward-looking statements are realistic, we cannot guarantee that they will prove to be correct. These assumptions may harbor risks and uncertainties that could ultimately produce the result that actual developments are considerably different than the forward-looking statements. The factors that could lead to such differences include, but are not limited to, changes in the economic and business environment, exchange rate and/or interest rate movements, the introduction of competing products, inadequate acceptance of new products or services and changes in the business strategy. Siltronic and Samsung neither plans to update the forward-looking statements nor accepts any obligation to do so.

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announcing company: ISIN: DE000WCH8881
Wacker Chemie AG
Hanns-Seidel-Platz 4
D-81737 München

announcement agent:
Manuela Ellmerer
Investor Relations
Wacker Chemie AG
phone: +49 (0)89 6279 2769
mail: manuela.ellmerer@wacker.com

stock market listing: official dealing/prime standard: Frankfurter Wertpapierbörse
system time: 11.04.2007 13:59:11 time of disclosure: 11.04.2007 13:36:40

euro adhoc: Wacker Chemie AG / Release of a voting rights announcement according to article 26, section 1 WpHG (Securities Trading Act) with the aim of a Europe-wide distribution

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Notification of voting rights transmitted by euro adhoc. The issuer is responsible for the content of this announcement.

Person/company obliged to make the notification:

Name: see below
Place: see below
State: USA

Company data:

Name: Wacker Chemie AG
Address: Hanns-Seidel-Platz 4, 81737 München
Place: München
State: Deutschland

11.04.2007

We hereby disclose the following notification of voting rights according to section 21 (1 WpHG):

1. On March 30, 2007, the stake of Artisan Partners Limited Partnership, Milwaukee, Wisconsin 53202, USA, in the voting rights in Wacker Chemie AG exceeded the threshold of 3%. On that date, Artisan Partners Limited Partnership held 3.10% in relation to all voting rights in Wacker Chemie AG (voting rights arising from 1,615,019 ordinary shares (Stammaktien); Wacker Chemie AG has issued ordinary shares only). All voting rights in Wacker Chemie AG were attributed to Artisan Partners Limited Pastnership pursuant to section 22 (1) sent. 1 no. 6 WpHG.

2. On March 30, 2007, the stake of Artisan Investment Corporation, Milwaukee, Wisconsin 53202, USA, in the voting rights in Wacker Chemie AG exceeded the threshold of 3%. On that date, Artisan Investment Corporation held 3.10% in relation to all voting rights in Wacker Chemie AG (voting rights arising from 1,615,019 ordinary shares (Stammaktien)). All voting rights in Wacker Chemie AG were attributed to Artisan Investment Corporation pursuant to section 22 (1) sent. 1 no. 6 in connection with sent. 2 and 3 WpHG.

3. On March 30, 2007, the stake of ZFIC, Milwaukee, Wisconsin 53202, USA, in the voting rights in Wacker Chemie AG exceeded the threshold of 3%. On that date, ZFIC, Inc. held 3.10% in relation to all voting rights in Wacker Chemie AG (voting rights arising from 1,615,019 ordinary shares (Stammaktien)). All voting rights in Wacker Chemie AG were attributed to ZFIC, Inc. pursuant to section 22 (1) sent. 1 no. 6 in connection with sent. 2 and 3 WpHG.

4. On March 30, 2007, the stake of Mr Andrew A. Ziegler, USA, in the voting rights in Wacker Chemie AG exceeded the threshold of 3%. On that date, Mr Andrew A. Ziegler held 3.10% in relation to all voting rights in Wacker Chemie AG (voting rights arising from 1,615,019 ordinary shares (Stammaktien)). All voting rights in Wacker Chemie AG were attributed to Mr. Andrew A. Ziegler pursuant to section 22 (1) sent. 1 no. 6 in connection with sent. 2 and 3 WpHG.

5. On March 30, 2007, the stake of Ms. Carlene M. Ziegler, USA, in the voting rights in Wacker Chemie AG exceeded the threshold of 3%. On that date, Ms. Carlene M. Ziegler held 3.10% in relation to all voting rights in Wacker Chemie AG (voting rights arising from 1,615,019 ordinary shares (Stammaktien)). All voting rights in Wacker Chemie AG were attributed to Ms. Carlene M. Ziegler pursuant to section 22 (1) sent. 1 no. 6 in connection with sent. 2 and 3 WpHG.

emitter:	Wacker Chemie AG Hanns-Seidel-Platz 4 D-81737 München
phone:	+49 (0) 89 6279 01
FAX:	+49 (0) 89 6279 1770
mail:	info@wacker.com
WWW:	http://www.wacker.com
sector:	Chemicals
ISIN:	DE000WCH8881
indexes:	CDAX, Classic All Share, HDAX, MDAX, Midcap Market Index, Prime All Share
stockmarkets:	official dealing/prime standard: Frankfurter Wertpapierbörse
language:	English

WACKER

Wacker Chemie AG
Hanns-Seidel-Platz 4
81737 München, Germany
www.wacker.com

PRESS RELEASE

Number 27

STRONG DEMAND AND PRICING FOR SEMICONDUCTOR WAFERS LIFT WACKER'S EARNINGS EXPECTATIONS

Munich, August 1st, 2006 – Reflecting ongoing favorable trading conditions and further improved expectations regarding customer demand for semiconductor wafers for the second half of 2006, WACKER is raising its full-year sales and earnings forecast. The chemical company based in Munich (Germany) forecasts full-year sales to exceed 2005's €2.76 billion by some 20 percent. Based on currently prevailing currency rates, WACKER expects earnings before interest, taxes, depreciation and amortization (EBITDA) of between €730 million and €750 million, which is about 30 percent higher than last year's adjusted EBITDA of €567 million. Previously WACKER had forecasted a sales growth of larger than 10 percent and EBITDA of between €640 million and €680 million.

WACKER Group CFO Joachim Rauhut said, "What we see from our first analysis of preliminary second-quarter figures is that these are pretty much in line with our forecast given at our Q1 conference call. Group Sales and EBITDA for Q2 are expected to be reported at about 4 percent over Q1'2006. With better visibility for Siltronic we now are confident that we can actually exceed our previously announced full-year financial targets with improved performance during the second half of 2006." Besides stronger-than-expected sales and earnings growth in its wafer business, WACKER also sees higher silicones sales improving the forecast for second-half results.

WACKER

In detail, WACKER expects a full-year increase in Siltronic sales of about 35 percent over fiscal year 2005 to about €1,250 million with an EBITDA margin of about 26 percent (last year 18 percent), driven by stronger pricing and volumes especially in the second half of the year. Results for the second quarter were strong as expected with sales of about €300 million and an EBITDA of approximately €73 million. Sales for the second half of 2006 are expected to increase over the first half by 13 percent with EBITDA margins growing due to firm pricing and volumes to about 28 percent on average over the second half. Demand for all wafers is developing stronger than WACKER had anticipated earlier, and wafer pricing is further improving.

For WACKER POLYSILICON, full-year sales are expected to grow by about 10 percent to €320 million mainly driven by yield improvements and an accelerated ramp-up of a 1,000 metric tons capacity addition in existing facilities. Sales and EBITDA in the second quarter were roughly €78 million and €23 million, respectively. With engineering costs for plant expansions and ramp-up costs weighing on the second quarter, full-year EBITDA margin for Polysilicon is expected to be in the mid thirties.

The Chemical segments as a whole are benefiting from positive effects from volume gains and product mix improvements which are nearly offsetting increasing raw material and energy costs. Taken together, WACKER POLYMERS, WACKER SILICONES and WACKER FINE CHEMICALS Q2 sales were approximately €503 million while EBITDA was about €99 million. Full-year combined sales are expected to grow by about 12 percent to €1,900 million with EBITDA margins slightly below 2005 levels at about 18 percent.

WACKER

Margins for the Chemical segments are expected to be lower in the second half due to seasonality, higher plant maintenance costs and increases in raw materials and energy costs.

WACKER Group CFO Joachim Rauhut said, "Overall the outlook for the company is improving. Sales in 2006 for the WACKER group are now expected to increase to about €3,300 million driven mainly by Siltronic and WACKER SILICONES. EBITDA is anticipated to rise by about 30 percent. The company is benefiting from strength in its key markets and from tight management of costs coupled with judicious expansion of core operations. The strong results underline the success of WACKER's long-term strategy of focusing on growth and margins."

It should be noted that indicated results for the second quarter are preliminary. WACKER's actual results for the quarter will be reported on August 21, 2006.

This press release contains forward looking statements based on assumptions and estimates of WACKER's Executive Board. Although we assume the expectations in these forward looking statements are realistic, we cannot guarantee they will prove to be correct. The assumptions may harbor risks and uncertainties that may cause the actual figures to differ considerably from the forward looking statements. Factors that may cause such discrepancies include, among other things, changes in the economic and business environment, variations in exchange and interest rates, the introduction of competing products, lack of acceptance for new products or services, and changes in corporate strategy. WACKER does not plan to update the forward looking statements, nor does it assume the obligation to do so.

WACKER

For further information, please contact:
Wacker Chemie AG
Media Relations & Information
Christof Bachmair
Tel: +49 89 6279-1830
Fax: +49 89 6279-1239
christof.bachmair@wacker.com

The company in brief:
WACKER is a globally active company with approx. 14,400 employees and annual sales of around €2.76 billion (2005, IFRS-compliant).
WACKER has over 22 production sites worldwide and a global sales network of more than 100 subsidiaries and offices.

WACKER SILICONES
Silicone fluids, emulsions, rubber and resins; silanes; pyrogenic silicas and thermoplastic silicone elastomers

WACKER POLYMERS
Dispersible polymer powders and construction dispersions, solid resins, polyvinyl butyrals

WACKER FINE CHEMICALS
Custom syntheses, fine chemicals, biologics and other biotech products

WACKER POLYSILICON
Polysilicon for the semiconductor and photovoltaics industries

Siltronic
Hyperpure silicon wafers and monocrystals for semiconductor devices

WACKER

Wacker Chemie AG
Hanns-Seidel-Platz 4
81737 München, Germany
www.wacker.com

PRESS RELEASE

Number 28

WACKER SILICONES Responds to Rising Platinum Prices by Launching Low-Platinum DEHESIVE® Coating Systems and New Price Models

Munich, August 4, 2006 – WACKER SILICONES responds to increasing platinum costs by launching low-platinum DEHESIVE® coating systems and new price models.

Despite briefly leveling out in recent weeks, the global price of platinum has risen 50 percent over a single year. To cut the costs of platinum-based components, WACKER SILICONES is now offering novel, low-platinum DEHESIVE® coating systems. WACKER has spent years enhancing these systems in collaboration with customers to minimize their individual platinum needs and thereby control costs.

WACKER SILICONES has taken the further step of introducing new price models for platinum-based DEHESIVE® components. Thanks to its transparency, the new pricing structure is a fair way to reflect volatile global-market platinum prices. The measures enable customers to continue benefiting from WACKER SILICONES' high level of innovation and service. Customers can thus maintain their own competitive edge.

DEHESIVE® Silicones

WACKER SILICONES has been developing and manufacturing

WACKER

silicone-based paper and film coating systems for over 30 years under the DEHESIVE® brand.

DEHESIVE® silicones are organosilicon compounds specially developed by WACKER SILICONES for the production of silicone release liners and films. Their chemical structure ensures superior release properties in contact with sticky substances, along with excellent flow and rapid curing during processing. DEHESIVE® silicones are typically used as three-component products consisting of a polymer, curing agent and catalyst. CRA® controlled-release additives are used to adjust the release force within a very wide range.

WACKER

For further information, please contact:
Wacker Chemie AG
Media Relations and Information
Florian Degenhart
Tel: +49 89 6279-1601
Fax: +49 89 6279-2877
florian.degenhart@wacker.com

The company in brief:
WACKER is a globally active company with approx. 14,400 employees and annual sales of around EUR 2.76 billion (2005, IFRS-compliant).
WACKER has currently 22 production sites worldwide and a global sales network of more than 100 subsidiaries and offices.

WACKER SILICONES
Silicone fluids, emulsions, rubber and resins; silanes; pyrogenic silicas; thermoplastic silicone elastomers

WACKER POLYMERS
Dispersible polymer powders and dispersions for applications in the construction industry, solid resins, surface coating resins, polyvinyl butyrals

WACKER FINE CHEMICALS
Custom sythesis, fine chemicals, biologics and additional biotechnical products

WACKER POLYSILICON
Polysilicon for the semiconductor and photovoltaics industries

Siltronic
Hyperpure silicon wafers and monocrystals for semiconductor devices

WACKER

DOW CORNING

Wacker Chemie AG
Hanns-Seidel-Platz 4
81737 München
Germany
www.wacker.com

PRESS RELEASE

Joint press release of WACKER and Dow Corning

Number 29

DOW CORNING AND WACKER RECEIVE GOVERNMENT APPROVAL TO BUILD SILOXANES FACILITY IN CHINA

Shanghai, August 8, 2006 – Dow Corning Corporation (Midland, Michigan, USA) and Wacker Chemie AG (Munich, Germany) announce that their manufacturing joint venture company Dow Corning (Zhangjiagang) Co., Ltd. received official approval from the Chinese government to build a world-class siloxanes manufacturing facility in China.

The new complex will be located in the Jiangsu Yangtze River Chemical Industrial Park, Zhangjiagang City, Jiangsu Province. Land preparation and early construction tasks are under way. It will benefit the growth of the silicone industry in China by providing a stable and quality supply of silicone basic materials, "building blocks" for many different products that are used by various industries. Dow Corning and WACKER also established another joint venture company to build and operate a fumed silica plant on this integrated manufacturing site.

The chemical park in Zhangjiagang provides distinct advantages, especially superb port facilities, and access to quality local talent. Both companies very much appreciate the cooperation and support of Chinese government at local, provincial and central levels to help identify and approve construction of the new plant at this strategic location.

Under the joint venture agreement, Dow Corning will be responsible for the construction and development of the joint siloxanes production facility, and WACKER for the joint fumed silica plant. The silica plant is already under construction. Siloxane is a key starting material for the production of silicones. Major silicone application industries include construction, chemicals, cosmetics, textiles, automotive, paper and electronics. Fumed silica is used as an active filler in silicone elastomers, as a viscosity-adjusting agent in coatings, printing inks, adhesives, unsaturated polyester resins and plastisols or as a flow aid, for example in the cosmetics, pharmaceutical and food-processing industries.

Dow Corning and WACKER each view the Asia region and China as a high priority geography with the potential for immense growth over the next several years. Investing in a state-of-the-art integrated siloxane and fumed silica facility will help each of the companies to better serve their own downstream customers in this important region.

Dow Corning and WACKER will continue independently to serve their respective customers. Both companies will develop and operate separately their manufacturing facilities for finished products.

About WACKER

WACKER (www.wacker.com) is a globally operating chemical company headquartered in Munich, Germany. With a wide range of state-of-the-art specialty products, WACKER is a leader in numerous industrial sectors. Its products support countless high-growth end-user sectors such as photovoltaics, electronics, pharmaceuticals and

WACKER

household/personal care products. The WACKER Group posted sales of around EUR 2.76 billion in 2005, of which some 80 percent were generated outside Germany. WACKER employs around 14,400 people at 22 production sites in Europe, the Americas and Asia, and about 100 sales offices worldwide. Wacker Chemie AG is listed at the Frankfurt (Germany) Stock Exchange (ISIN: DE000WCH8881).

About Dow Corning

Dow Corning (www.dowcorning.com) provides performance-enhancing solutions to serve the diverse needs of more than 25,000 customers worldwide. A global leader in silicon-based technology and innovation, offering more than 7,000 products and services, Dow Corning is equally owned by The Dow Chemical Company and Corning, Incorporated. More than half of Dow Corning's annual sales are outside the United States. It recorded $3.88 billion in global sales in 2005.

For further information, please contact:

Wacker Chemie AG
Corporate Communications
Christof Bachmair
Tel.: +49 89 6279-1830
christof.bachmair@wacker.com

Jessica He (China)
Tel.: +86 21 6100 3588
jessica.he@wacker.com

Dow Corning Corporation
Corporate Communications
Mary Lou Benecke (USA)
Tel.: +1 989-496-8689
Marylou.Benecke@dowcorning.com

Liliana Ng (China)
Tel.: +852 28350387
Liliana.Ng@dowcorning.com

WACKER

Wacker Chemie AG
Hanns-Seidel-Platz 4
81737 München, Germany
www.wacker.com

PRESS RELEASE

Number 31

IN Q2 2006, WACKER AGAIN BOOSTS EARNINGS

- EARNINGS BEFORE INTEREST, TAXES, DEPRECIATION AND AMORTIZATION (EBITDA) TOTAL €195.7 MILLION
- EBITDA MARGIN OF 24 PERCENT
- AT €830.4 MILLION, GROUP SALES RISE 18 PERCENT YEAR ON YEAR
- EARNINGS PER SHARE MORE THAN DOUBLED TO €1.35
- STRONG DEMAND AND HIGHER PRICES FOR SILICON WAFERS RAISE WACKER'S EARNINGS ESTIMATES

Munich, August 21, 2006 – Wacker Chemie AG reported year-on-year sales growth and even stronger earnings for Q2 2006. The Munich-based chemical company posted an EBITDA of €195:7 million (Q2 2005: €182.7m), with an EBITDA margin of 24 percent. Earnings grew 42 percent after adjustment for the special items that boosted 2005's Q2 EBITDA by €44.8 million. The main growth driver was semiconductor business. At Siltronic, EBITDA rose by €40 million against the prior-year second quarter. WACKER SILICONES and WACKER POLYSILICON also posted earnings gains compared to second quarter 2005. The Group's Q2 EBIT rose to €111.8 million (Q2 2005: €87.0m). The Group net profit reached €66.5 million, representing a year-on-year increase of €35.6 million. Earnings per share thus amounted to €1.35 (Q2 2005: €0.59). The ongoing upturn in the chemical and semiconductor sectors and strong volume gains boosted Q2 consolidated sales to €830.4 (Q2 2005: €701.5m), an increase of 18 percent. All business divisions surpassed prior-year's Q2 sales figures. For the full year, WACKER expects to exceed 2005's sales and earnings, driven by sales volume gains for semiconductor

silicon wafers, where average revenues are poised to grow in the second half year. According to current estimates, consolidated sales will reach about €3.3 billion. EBITDA is forecast at between €730 million and €750 million.

"Our continued earnings strength during Q2 and the upbeat outlook for the full year are further evidence for the success of our strategy focusing on long-term profitable growth," said CEO Peter-Alexander Wacker.

In terms of regional growth, most of the Group's sales gains were made on international markets. WACKER generated 80 percent of Q2 sales outside Germany. The strategically important regions China, the Americas as well as central and eastern European countries showed particularly strong growth. From April through June 2006, Asian sales rose 42 percent to €225.5 million (Q2 2005: €158.7m). In China, sales growth remained above average, rising 47 percent. At €165.7 million, sales in the Americas grew 12 percent from April through June 2006 (Q2 2005: €147.6m). In European markets, excluding Germany, sales rose 11 percent to €248.5 million (Q2 2005: €223.9m). In Germany, sales in Q2 2006 rose 8 percent to €163.8 million (Q2 2005: €151.5m).

Net cash flow was again positive in the second quarter. However, at €15.0 million, it did not meet the prior-year level (Q2 2005: €23.7m). One of the reasons for this was a substantial rise in capital expenditures. At €96.1 million, investments in intangibles and property, plant and equipment were up 31 percent (Q2 2005: €73.3m). The increase was largely due to capital expenditures for projects geared toward strategic growth, particularly at WACKER POLYSILICON. Here, spending more than doubled year-on-year due to expansion of production capacity for hyperpure polycrystalline silicon at Burghausen (Germany). In the period under review, WACKER also pressed ahead with the expansion of its Nünchritz (Germany) silicone site and the

WACKER

construction of production plants for silicone downstream products at Zhangjiagang (China).

On June 30, 2006, WACKER had 14,555 employees worldwide (March 31, 2006: 14,520). So, the number of Group employees rose slightly compared to the end of Q1 2006. The main factors here were strategic-growth projects, especially site expansion at Zhangjiagang (China).

Business Divisions

WACKER SILICONES generated total sales of €327.3 million in Q2 2006, a year-on-year rise of 11 percent (Q2 2005: €295.2m), largely stemming from substantial sales-volume growth. The division also posted double-digit growth on the earnings front. Capacity expansion and improved utilization rates, as well as product-mix effects were the key factors, which more than offset energy and raw-material price increases. In particular, silicone elastomers, silanes and resins delivered substantial growth. EBITDA grew 14 percent to €67.0 million (Q2 2005: €58.7m).

WACKER POLYMERS achieved second-quarter total sales of €147.4 million, a year-on-year increase of 13 percent (Q2 2005: €130.2m). Growth was primarily driven by higher sales volumes, especially for dispersible polymer powders. As for earnings, WACKER POLYMERS posted an EBITDA of €29.4 million. Eight percent below Q2 2005 (€31.9m), EBITDA was weighed down by much higher energy and raw-material prices. To offset their impact, the division announced in early May that it would raise its dispersion and dispersible-polymer-powder prices. The rise applies to quantities not yet contracted and will take effect in the second half of 2006.

WACKER FINE CHEMICALS generated total sales of €28.0 million from April to June 2006 (Q2 2005: €27.0m). Organic intermediates performed particularly well. In contrast, base silanes saw a sales decline. The division's second-quarter EBITDA was €3.1 million (Q2 2005: €4.1m). Although bioengineered products posted profitability gains, the upturn did not fully offset increasing price pressure in the field of customer syntheses. With consolidation accelerating across customer syntheses markets, the division has decided to combine the Exclusive Synthesis business team with its organic fine chemicals business at year end.

In Q2 2006, **WACKER POLYSILICON** posted total sales of €77.9 million (Q2 2005: €68.5m). Sales grew 14 percent while capacity-related constraints continued. The upturn benefited from price increases and process-yield enhancements. Earnings at WACKER POLYSILICON grew, too, though not quite as strongly as sales. This was partly due to the scheduled expense for ramping up new silane production capacities. Another factor was the initial planning cost for the new polysilicon capacity expansion "Stage 7". Second-quarter EBITDA reached €23.0 million, up eight percent (Q2 2005: €21.2m).

The division continues to press ahead expanding capacity for hyperpure polycrystalline silicon at Burghausen (Germany). An additional 1,000 metric tons are scheduled to become available by the end of 2006. Nominal capacity is expected to reach 6,500 metric tons annually as a result. The new solar-grade silicon plant currently under construction is expected to provide an additional 3,500 metric tons of polysilicon annually from the start of 2008. Burghausen has also just been named as the site for a further polysilicon project – Expansion Stage 7. The decision, which was taken in late June, is scheduled to add another 4,500 metric tons to Burghausen's capacity, pushing the annual total up to 14,500 metric tons by the end of 2009.

WACKER

The upturn at **Siltronic** during 2005 and Q1 2006 continued unabated in the quarter under review. Total Q2 2006 sales increased to €300.3 million (Q2 2005: €215.8m), a rise of 39 percent. Sales of 300-mm wafers grew substantially, almost three times more than sales of smaller-diameter wafers. Key growth drivers were sales-volume gains and product-mix enhancements. As for earnings, Siltronic posted further gains in the quarter under review. Year-on-year, EBITDA climbed to €73.0 million (Q2 2005: €33.2m). These figures underscore the sustained success of measures aimed at productivity increase and cost reduction. Substantial volume gains translated into higher production-capacity utilization. Another crucial factor enabling Siltronic's earnings gains was the successful expansion of 300-mm production at Freiberg to the design capacity of 150,000 wafers per month. As announced earlier, Siltronic's Freiberg and Burghausen sites (both in Germany) are scheduled to further expand 300-mm wafer capacity – by a total of 110,000 wafers a month. The necessary construction measures are already under way.

Outlook

WACKER's Q2 2006 figures are pretty much in line with the Group's estimates, as disclosed after the first quarter. With better visibility for Siltronic's second-half performance, WACKER now is confident to actually exceed its previous financial targets during the remainder of the year. The Group's forecast is based on stronger-than-expected sales volumes for semiconductor silicon wafers, where average revenues are poised to grow in the second half year. According to current estimates, consolidated sales for 2006 will reach about €3.3 billion (2005: €2.76bn). This would be a rise of some 20 percent. EBITDA is forecast at between €730 million and €750 million. This would be roughly 30 percent above the adjusted prior-year EBITDA of €567 million. Previously, WACKER had forecast full-year 2006 sales

WACKER

growth of slightly more than 10 percent and EBIDTA between €640 million and €680 million.

<u>Note to editors:</u> The report on 2nd Quarter 2006 is available for download from Wacker Chemie AG's website (www.wacker.com) under the caption Investor Relations.

This press release contains forward looking statements based on assumptions and estimates of WACKER's Executive Board. Although we assume the expectations in these forward looking statements are realistic, we cannot guarantee they will prove to be correct. The assumptions may harbor risks and uncertainties that may cause the actual figures to differ considerably from the forward looking statements. Factors that may cause such discrepancies include, among other things, changes in the economic and business environment, variations in exchange and interest rates, the introduction of competing products, lack of acceptance for new products or services, and changes in corporate strategy. WACKER does not plan to update the forward looking statements, nor does it assume the obligation to do so.

WACKER

Key Group Figures

EUR million	Q2 2006	Q2 2005	% change	6M 2006	6M 2005	% change
Sales	830.4	701.5	18	1,628.9	1,309.7	24
EBITDA[1]	195.7	182.7	7	379.3	274.7	38
EBITDA margin[2]	23.6%	26.0%	-10	23.3%	21.0%	11
EBIT[3]	111.8	87.0	29	217.5	96.2	>100%
EBIT margin[2]	13.5%	12.4%	9	13.4%	7.3%	82
Financial result	-17.9	-16.2	10	-28.9	-30.4	-5
Pre-tax result	93.9	70.8	33	188.6	65.8	>100%
Net profit/loss	66.5	30.9	>100%	132.7	10.6	>100%
Net profit/loss per share in EUR	1.35	0.59	>100%	2.84	0.20	>100%
Investment in intangibles and property, plant, equipment	96.1	73.3	31	171.1	132.9	29
Net cash flow	15.0	23.7	-37	37.7	-70.1	>100%

EUR million	June 30, 2006	June 30, 2005	Dec. 31, 2005
Equity	1,409.3	936.6	934.4
Financial liabilities	546.9	999.3	946.2
Provisions for pensions	358.6	349.4	352.1
Net financial debt	514.3	975.4	911.5
Total assets	3,078.8	2,934.3	2,922.9
Employees (number at end of period)	14,555	14,449	14,434

[1] EBITDA is EBIT before depreciation and amortization.

[2] Margins are calculated based on sales.

[3] EBIT is the result of continuing operations for the period before interest and other financial results, limited partnership interests and income tax.

WACKER

For further information, please contact:
Wacker Chemie AG
Media Relations & Information
Christof Bachmair
Tel: +49 89 6279-1830
Fax: +49 89 6279-1239
christof.bachmair@wacker.com

The company in brief:
WACKER is a globally active company with approx. 14,400 employees and annual sales of around €2.76 billion (2005, IFRS-compliant).
WACKER has currently 22 production sites worldwide and a global sales network of more than 100 subsidiaries and offices.

WACKER SILICONES
Silicone fluids, emulsions, rubber and resins; silanes; pyrogenic silicas and thermoplastic silicone elastomers

WACKER POLYMERS
Dispersible polymer powders and construction dispersions, solid resins, polyvinyl butyrals

WACKER FINE CHEMICALS
Custom syntheses, fine chemicals, biologics and other biotech products.

WACKER POLYSILICON
Polysilicon for the semiconductor and photovoltaics industries

Siltronic
Hyperpure silicon wafers and monocrystals for semiconductor devices



WACKER

WACKER CHEMIE AG –
2nd Quarter 2006 Update
Progress on Strategic Projects

Joerg Hoffmann, Senior Vice President, Investor Relations

DISCLAIMER

The information contained in this presentation is for background purposes only and is subject to amendment, revision and updating. Certain statements contained in this presentation may be statements of future expectations and other forward-looking statements that are based on management's current views and assumptions and involve known and unknown risks and uncertainties. In addition to statements which are forward-looking by reason of context, including without limitation, statements referring to risk limitations, operational profitability, financial strength, performance targets, profitable growth opportunities, and risk adequate pricing, as well as the words "may, will, should, expects, plans, intends, anticipates, believes, estimates, predicts, or continue", "potential, future, or further", and similar expressions identify forward-looking statements. By their nature, forward-looking statements involve a number of risks, uncertainties and assumptions which could cause actual results or events to differ materially from those expressed or implied by the forward-looking statements. These include, among other factors, changing business or other market conditions and the prospects for growth anticipated by the Company's management. These and other factors could adversely affect the outcome and financial effects of the plans and events described herein. Statements contained in this presentation regarding past trends or activities should not be taken as a representation that such trends or activities will continue in the future. The Company does not undertake any obligation to update or revise any statements contained in this presentation, whether as a result of new information, future events or otherwise. In particular, you should not place undue reliance on forward-looking statements, which speak only as of the date of this presentation.

WACKER CHEMIE:
A STRAIGHTFORWARD STRATEGY

- Advanced Materials
- Cost Position
- Market Leadership


rowth!

- SILICONES: Sustained growth
- POLYMERS: Setting the standards
- FINE CHEMICALS: Selective growth
- POLYSILICON: Going for #1
- Siltronic: Playing out regained strength

Focus on Growth and Margins

WACKER

WACKER CHEMIE: BASED ON SELECTED PRODUCT FAMILIES


Raw Material
Upstream
Downstream
Customers' Industries
Silicon metal
Siloxane
Fumed Silica
Polysilicon
Silicones
Electronic Wafers
Solar Crystals
Construction
Automotive Suppliers
Surface Coating
Paper Printing
Hyper-pure Silicon Wafers
Semiconductors
Solar Panels
Ethylene
VAM
PVAc
Ketene
Dispersible Powder
PVB
Fine Chem.
Construction
(tile adhesives, dry-mortar)
Gum-base (sugarless gum)
Inks/ Coatings
Food
Detergents
Pharmaceuticals
Cosmetics

WACKER

DELIVERING ON GROWTH AND MARGINS: 2nd QUARTER 2006 HIGHLIGHTS

WACKER (€m)	Q2 2006	Change vs. Q2 2005
Sales	830.4	Up 128.9
EBITDA	195.7	Up 13.0
EBIT	111.8	Up 24.8
Net Profit	66.5	Up 35.6
Net Profit per share in €	1.35	Up 0.76
EBITDA margin (unadjusted)	*23.6%*	*Down 2.4%*
EBIT margin	*13.5%*	*Up 1.1%*

REGIONAL FOCUS: STRONGEST GROWTH IN ASIA

	Americas (20%)	Europe (50%)	Asia* (30%)
Major Sites	Adrian, MI Portland, OR	Burghausen Freiberg Nünchritz	Zhangjiagang, China Singapore Hikari, Japan Akeno, Japan Calcutta, India





Sales by Region (€m)


+ 12%
148
166
2005 Q2
2006 Q2


+ 10%
376
413
249
Europe w/o Germany
Germany
2005 Q2
2006 Q2


+ 41%
179*
252*
2005 Q2
2006 Q2

WACKER

*including Other Regions

Q2 CHEMICAL BUSINESSES: CAPACITY AND MIX CONTINUE TO DRIVE RESULTS

Q2 Sales (€m)


2005
2006
+ 11%
452
503
Total
+ 11%
295
327
SILICONES
+ 13%
130
147
POLYMERS
+ 4%
27
28
FINE CHEM.

Q2 EBITDA (€m)


2005
2006
+ 4%
95
99
21%
20%
Total
+ 14%
59
67
20%
21%
SILICONES
- 8%
32
29
25%
20%
POLYMERS
- 24%
4
3
FINE CHEM.
15%
11%

Q2/2006 YoY

- New capacities drove elastomers, resins and silanes (SILICONES) and dispersible polymer powders (POLYMERS)
- Highest growth rates in Asia, Eastern Europe and Middle East
- Improved product mix towards higher value added products
- Improved capacity utilizations
- Raw material and energy cost increases

WACKER

Q2 POLYSILICON: YIELD IMPROVEMENTS VERSUS RAMP-UP COSTS



Q2 Sales (€m)
2005
2006
+ 14%
69
78
Q2



Q2 EBITDA (€m)
2005
2006
+ 8%
21
23
31%
30%
Q2

Q2/2006 YoY

- Capacity constraints limit sales volumes
- Price increases and yield improvements
- Ramp-up costs and planning expenses for new capacities weigh on margins

Q2 SILTRONIC: HIGH UTILIZATION AND ONGOING STRONG DEMAND

Q2 Sales (€m)



2005
2006
300
+ 39%
216
Q2

Q2 EBITDA (€m)



2005
2006
73
33
15%
24%
Q2

Q2/2006 YoY

- EBITDA up from € 20.1 million, adjusting for special items in 2005
- Over half of sales generated in Asia
- Overall market share 15%*
- High utilization in all diameters
- Price increases in Q2 up to mid single digits versus Q1

*Source: SEMI SMG, Q1-2006

WACKER

STRONG BALANCE SHEET: IPO PROCEEDS RAISE EQUITY RATIO TO 46%


WACKER Group
Structure of Balance Sheet (%)
Total €3.1bn
Total €3.1bn
Current Assets
36%
Fixed Assets
64%
25%
Accruals + Liabilities
12%
Pension Accruals
18%
Financial Debt
46%
Equity
June 30, 2006

Characteristics

- Fixed assets: €1,971 m
  - Insignificant goodwill
- Pension accruals: € 359m
- Net debt: € 514m
  - *Cash Inflows from IPO used to pay off debt*
- Equity: € 1,409m

WACKER

ROADMAP FOR GROWTH

JV Silicone Complex Zhangjiagang



- Government approval for Siloxane plant received
- Fumed silica plant already under construction
- Capex ~ €250m (06-09)

Business License received

Burghausen: Polysilicon additions



- Ongoing expansion of existing site by 3,500 kt (end of 07) and 4,500 kt (end of 09)
- Capex ~ €500m (06-09)

Expanding to 14,500t

Burghausen/Zhangjiagang: Powder Dryers



- Capacity increase 60 kt
- New dryers Burghausen and China
- Capex ~ €55m (06-09)

30Kt dryer announced

Singapore: 300 mm Wafers



- High volume Fab (200 to 300 kWafer/m)
- Construction already started
- Capex as financial investment (€150m in 06-08)

Joint Venture signed

WACKER



SILICONES: SUSTAINED GROWTH

WACKER's Production Chain



Raw Material
Upstream
Downstream
Key markets
Silicon metal
Siloxane
Silicones
Fumed Silica
Building
Textile
Rubber tire
Chem. Mat.
Automotive
Electronics

Market Size and Structure



€7.2bn
(2005*)
Others 7%
Paper 5%
Construction 19 %
Textile 7%
Electro & Electronics 10%
Chemical Industry 17%
Plastics 11%
Automotive 12%
Health & Wellness 12%

Highly Diversified Market

* Source: Bowrey Consulting (2005), WACKER estimate

Joining Upstream Forces in Asia

Upstream JVs WACKER/DCC

- Siloxane: 25% share WACKER
- Fumed silica: 51% share WACKER
- Both partners in competition for downstream products
- Chinese business license received in 08/06

Feeding Growth with Capacities



Existing
Announced
Burghausen
100 kt
Nünchritz
65 kt (+35 kt until Q4/06)
JV in Zhangjiagang
200 kt
08/06
Capacity

WACKER

SILICONES: INNOVATIONS DRIVE GROWTH

Superior Building Protection with Silicone Resin Emulsions

Problem

Severe damages on buildings caused by water penetration



Solution

SILRES® BS

Protective coatings with unique properties



- Hydrophobic surface
- Breathable
- Water repellent
- Abrasion resistant

Example: Beijing Airport




Water
Vapor

www.srep.com

WACKER

POLYMERS: SETTING THE STANDARDS

WACKER's Production Chain


Raw Material
Upstream
Downstream
Key markets
Ethylene
VAM
PVAc
Disp. Powder
PVB
Building
Automotive
Coatings
Paints
Chem. Mat.

Dispersible Powder: Market Structure


1%
3%
3%
5%
8%
13%
16%
50%
□ Ceramic Tile Adhesives
□ Exterior Insulation & Finishing Systems
■ Self Leveling Compounds
□ Render/Plaster
■ Gypsum Products
■ Repair Mortar
■ Wallpaper Adhesives
□ Miscellaneous

* Source: AC Treuhand and WACKER estimate

Megatrends

- Interior finish
- Exterior Insulation and Finish Systems (EIFS)
- Emerging markets China and Eastern Europe

Growth Rates

Industry Specific CAGR (1998–2005)


Construction Market EU/US
2.8%**
WACKER Construction Polymers
9%
CAGR

** Source: Euro Construct (2005), Portland Cement Association (2005)

WACKER

POLYMERS: UNIQUE MARKETING APPROACH

Global WACKER Technical Centers and VINNAPAS Academy for Close-to-Customer Market Development in all Growth Regions


Moscow
Adrian
Calvert City
Burghausen
Dubai
Zhangjiagang
Shanghai
Sao Paulo
Melbourne

- ○ Production
- ○ Technical Center
- ● Technical Center & VINNAPAS® ACADEMY
- ● Technical Center in progress



Training Lab
- State-of-the-art
- Hands-on demonstration

⇨ **Work + Understand**

Market Penetration
- Technical Centers
- Local cooperation's

Product Availability
- Production expansion
- Large distributor net

Know How
- VINNAPAS® Academy
- Road Shows / Symposia

WACKER

POLYSILICON: DRIVEN BY HIGHTECH APPLICATIONS

WACKER's Production Chain



Raw Material
Hydr. Chloride
Silicon metal
Hydrogen
Upstream
Polysilicon
Fumed Silica
Downstream
Wafer
Key markets
Semiconduc.
Solar
Automotive
Coatings
Paints
Chem. Mat.

Growth Drivers and Rates*

- Solar: Increasing need for indep. energy supply
- Semi: from „Information Technology" to „Personal Technology"



Semiconductor Market
8%
Solar Market
18%
Expected Annual Growth

* Source: WACKER estimates, Gartner 2006, CSLA

Leading Technology in Raw Material and Process Design

Trichlorosilane (TCS)

- Higher deposition rates
- Higher yields
- More energy efficient
- Plant integration and process synergies

Batch and Continuous Processes

- Mostly switchable reactors (Electronic/Solar)
- Large scale production since 1959
- Time proven process - fast ramp up



Chunks from Batch Process

Granules from Continuous Process (FBR)



WACKER

POLYSILICON: EXPLOITING GROWTH OPPORTUNITIES

Tripling Capacities until 2010


2005 2006 2007 2008 2009 2010
Q1 Q2 Q3 Q4
5,500 t/a
Existing capacity
Poly Burghausen (+ 1,000 t/a)
Extension of existing capacity ("Poly 4")
Poly Burghausen (+ 3,500 t/a)
Building of fab extension ("Poly 6")
Poly Burghausen (+ 4,500 t/a)
Building of fab extension ("Poly 7")
X Announcement
.... Ramp up
O Full capacity available

Accelerated Time to Market: 3.5Kt Expansion on track



November 2005
Setting up the ground



January 2006
Cornerstone laid



June 2006
Structural work fully in progress



August 2006
Starting with process equipment installation

WACKER

SILTRONIC: JOINING FORCES FOR GROWTH

Partnering with Customer – JV Siltronic/Samsung

- Share investment risk
- Capitalize customer/supplier synergies:
  - Benefit from interaction with a big consumer of wafers
  - Guaranteed loading
  - Specialized fab, streamlined processes


2005
2006
2007
2008
2009
2010
Q1 Q2 Q3 Q4
300 mm 235 kw/m
Existing capacity
300 mm Freiberg (+ 50 kw/m)
Building of fab extension
300 mm Burghausen (+ 60 kw/m)
Building of fab extension
JV Singapore (+ 300 kw/m)
Construction of new fab

X Announcement ······· Ramp up O Full capacity available

WACKER

SILTRONIC: PLAYING OUT REGAINED STRENGTH

Quality is Key – Siltronic's Quality Awards from Top 3 Semi Customers



Taiwan

Best Product Award 2005



Korea

Appreciation Award 2005



USA

Preferred Quality Supplier Award 2005 (PQS)

300mm Growth Driver


Non-polished
100 mm - 150 mm
200 mm
300 mm
10,6 %
CAGR 2003–2008
39,3 %
1,7 %
1,0 %
2001
2002
2003
2004
2005
2006e
2007e
2008e

Source: SMG 2005

Megatrends

- High demanding memory applications (i. e. replacement of notebooks hard disks by Flash Memory)
- Consumer electronics: from „Information Technology" to „Personal Technology" (e. g. PDA, LCD TV, HD TV, video game consoles, full feature handsets etc.)
- New markets: China, Africa

WACKER

GUIDANCE: EBITDA INCREASES MORE THAN SALES

		FY 2005	Q2 Guidance Update
Chemicals	Sales	€ 1,704m	Up 12% to € 1,900m
	EBITDA margin	19%	About 18%
Polysilicon	Sales	€ 288m	Up 10% to € 320m
	EBITDA margin	31%	Mid-thirties
Siltronic	Sales	€ 925m	Up 35% to € 1,250m
	EBITDA margin	18%	About 26%
Group Total	Sales	€ 2,756m	Up 20% to € ~3,300m
	EBITDA	€ 567m (adjusted)*	Up 30% / € 730 to 750m**

WACKER

*Adjusted for € 44.8m special items in 2005 on EBITDA
** Based on USD-to Euro rate of 1.27

ISSUER, CONTACT AND ADDITIONAL INFORMATION

Issuer and contact:

Wacker Chemie AG
Hanns-Seidel-Platz 4
D-81737 Munich

Investor Relations
Mr. Joerg Hoffmann

Tel. +49 89 6279 1633
Fax +49 89 6279 2933

joerg.hoffmann@wacker.com
www.wacker.com

Additional information:

ISIN: DE000WCH8881

WKN: WCH888

Deutsche Börse: WCH

Ticker Bloomberg: CHM/WCK.GR

Ticker Reuters: CHE/WCHG.DE

Listing: Frankfurt Stock Exchange
Prime Standard

DEUTSCHE BÖRSE PRIME STANDARD

MDAX

WACKER

APPENDIX

COMPARING 2005 AND 2006: UNADJUSTED AND ADJUSTED EBITDA



EBITDA adjusted
Adjustments
+ 7%
+ 42%
+ 100%
45
6%
15%
28%
23%
24%
Q1
Q2
2005
Q1
Q2
2006

Adjustments

- €32.7m proceeds from past divestitures
- €12.1m reversal restructuring provisions

WACKER

TOP RAW MATERIAL AND ENERGY INCREASES:
FY 06 EFFECT 50 M EUR EXPECTED / 10 M EUR IN Q1/06

Top raw materials

Rank of raw materials (2005)


Raw material
Si-Metal
Ethylen
Methanol
Platinum
Other

Costs of top raw materials 9 % on sales

Energy

Energy consumption electricity/steam (2005)


Burghausen
~2,900 GWh
Other sites
~1,200 GWh
Europe
Americas
Asia
Internal supply (hydro)
Internal supply (gas)
Mostly external supply

Energy costs nearly 5 % on sales

WACKER

CURRENCY: HIGH NATURAL HEDGE IN CHEMICALS – SILTRONIC MORE EXPOSED

External sales and net USD exposure 2005 (EUR Million)



Chemicals
1,659
134
Polysilicon
133
0
Siltronic
913
400
External sales 2005
Net USD exposure 2005

2005: 1 ct change in USD/Euro ratio has an impact of 5 M Euro on EBIT, unhedged

GUIDANCE
MODELING HINTS

	FY 2005	Q2 Guidance Update
Depreciation and Amortization	€ 347.6	About € 340m
Financial result (incl. Limited Partnership Interests)	€ – 53.9m	About € – 48m
Cash Tax Rate (excl. Deferred Taxes)	50%	About 30%
Net Cash Flow	€ 158.7m	About € 100m
Net Financial Debt (at Year End)	€ 911.5m	Less than € 500m

WACKER

WACKER

DOW CORNING

Wacker Chemie AG
Hanns-Seidel-Platz 4
81737 München
Germany
www.wacker.com

PRESS RELEASE

Joint press release of WACKER and Dow Corning

Number 34

DOW CORNING AND WACKER CELEBRATE THE GROUNDBREAKING OF NEW SILOXANE FACILITY IN CHINA

Zhangjiagang (China), September 8, 2006 – Construction of China's largest siloxane facility officially began following the groundbreaking ceremony today at the site in Zhangjiagang, China. Representatives from Dow Corning Corporation (Midland, Michigan, USA) and Wacker Chemie AG (Munich, Germany) celebrated this milestone with their manufacturing joint venture company, Dow Corning (Zhangjiagang) Co, Ltd. This world-class scale siloxane manufacturing facility will be located in the Jiangsu Yangtze River Chemical Industrial Park, Zhangjiagang City, Jiangsu Province. Also included in the joint venture project is a fumed silica plant, which together will support the vigorous growth and demand for silicone materials of both the Chinese and Asian markets. The integrated site in Zhangjiagang will also house other facilities owned and operated separately by Dow Corning and WACKER for the manufacture of silicone finished products.

Capacities for siloxane and fumed silica together are planned to be approximately 200,000 metric tons per year. It is expected that full operational capacity will be phased in by the end of the decade. The fumed silica plant is expected to start production by the end of 2007. Total investment for the joint venture projects is estimated to exceed 600 million U.S. dollars in the coming years.

WACKER

Dr. Stephanie Burns, Chairman, President & CEO of Dow Corning Corporation, and Dr. Peter-Alexander Wacker, President & CEO of WACKER Group were onsite today to inaugurate the new facility along with Mr. Huang Qin, Party Secretary of the Zhangjiagang City and Mr. Tan Zhu Zhou, Honorary Chairman of the China Petroleum and Chemical Industry Association. The ceremony was attended by more than 300 guests including key executives from WACKER, Dow Corning and government officials from Beijing, Zhangjiagang and Jiangsu province, consultants and business partners, as well as representatives from companies operating in the chemical park.

In a joint statement, Dr. Burns and Dr. Wacker emphasized the strategic importance of the new joint venture projects: "The China silicone market has great potential to grow rapidly as it moves toward a mature international market. It is our goal to leverage the cost and quality advantages of an integrated site to support the development of a world class silicone industry in China and to benefit our respective customers."

Dow Corning and WACKER each have had a long presence in the Chinese market and are strongly committed to the long-term development and leadership in production in China.

Mr. Huang Qin, Party Secretary of the Zhangjiagang City, said in his congratulatory speech, "We are very grateful to see global companies such as Dow Corning and WACKER decide to increase their investment in China. Zhangjiagang is very pleased to have this opportunity to host this world-class silicone manufacturing facility to bring further economic and social development to the local community."

WACKER

The joint venture facilities to produce siloxanes and fumed silica will bring in state-of-the-art process and technology and set a high standard for the silicone industry in China. This includes large scale reactor technology, advanced processes for raw material efficiency, a highly energy efficient design and environmental controls technology. These technologies have been in use in similar manufacturing plants in the U.S. and Europe, and proven to produce high yield and quality output in an environmentally friendly way. The plant will source raw materials locally where appropriate, making this a highly cost-competitive facility.

In addition to improving local manufacturing technology and quality, the project is expected to reflect "best-in-class" environmental measures - in line with the commitments to Environmental, Health & Safety and sustainable development.

Dow Corning and WACKER will continue independently to serve their respective customers. Both companies will develop and operate separate manufacturing facilities for finished products at the integrated site in Zhangjiagang.

About Siloxane and Fumed Silica
Siloxane is a key starting material for the production of silicones. Major silicone application industries include: construction, chemicals, cosmetics, textiles, automotive, paper and electronics. Fumed silica is used as an active filler in silicone elastomers, as a viscosity-adjusting agent in coatings, printing inks, adhesives, unsaturated polyester resins and plastisols or as a flow aid, for example in the cosmetics, pharmaceutical and food-processing industries.

WACKER

About WACKER

WACKER (www.wacker.com) is a globally operating chemical company headquartered in Munich, Germany. With a wide range of state-of-the-art specialty products, WACKER is a leader in numerous industrial sectors. Its products support countless high-growth end-user sectors such as photovoltaics, electronics, pharmaceuticals and household/personal care products. The WACKER Group posted sales of around EUR 2.76 billion in 2005, of which some 80 percent were generated outside Germany. WACKER employs around 14,400 people at 22 production sites in Europe, the Americas and Asia, and about 100 sales offices worldwide. Wacker Chemie AG is listed at the Frankfurt (Germany) Stock Exchange (ISIN: DE000WCH8881).

About Dow Corning

Dow Corning (www.dowcorning.com) provides performance-enhancing solutions to serve the diverse needs of more than 25,000 customers worldwide. A global leader in silicon-based technology and innovation, offering more than 7,000 products and services, Dow Corning is equally owned by The Dow Chemical Company and Corning, Incorporated. More than half of Dow Corning's annual sales are outside the United States. It recorded $3.88 billion in global sales in 2005.

WACKER

For further information, please contact:

Wacker Chemie AG
Corporate Communications
Christof Bachmair
Tel.: +49 89 6279-1830
christof.bachmair@wacker.com

Jessica He (China)
Tel.: +86 21 6100 3588
jessica.he@wacker.com

Dow Corning Corporation
Corporate Communications
Mary Lou Benecke (USA)
Tel.: +1 989-496-8689
Marylou.Benecke@dowcorning.com

Liliana Ng (China)
Tel.: +852 28350387
liliana.ng@dowcorning.com



WACKER

WACKER CHEMIE AG – Investing in Exceptional Growth

HVB German Investment Conference, September 28, 2006, Munich

Dr. Joachim Rauhut (CFO)

DISCLAIMER

The information contained in this presentation is for background purposes only and is subject to amendment, revision and updating. Certain statements contained in this presentation may be statements of future expectations and other forward-looking statements that are based on management's current views and assumptions and involve known and unknown risks and uncertainties. In addition to statements which are forward-looking by reason of context, including without limitation, statements referring to risk limitations, operational profitability, financial strength, performance targets, profitable growth opportunities, and risk adequate pricing, as well as the words "may, will, should, expects, plans, intends, anticipates, believes, estimates, predicts, or continue", "potential, future, or further", and similar expressions identify forward-looking statements. By their nature, forward-looking statements involve a number of risks, uncertainties and assumptions which could cause actual results or events to differ materially from those expressed or implied by the forward-looking statements. These include, among other factors, changing business or other market conditions and the prospects for growth anticipated by the Company's management. These and other factors could adversely affect the outcome and financial effects of the plans and events described herein. Statements contained in this presentation regarding past trends or activities should not be taken as a representation that such trends or activities will continue in the future. The Company does not undertake any obligation to update or revise any statements contained in this presentation, whether as a result of new information, future events or otherwise. In particular, you should not place undue reliance on forward-looking statements, which speak only as of the date of this presentation.

WACKER

WACKER:
A STRAIGHTFORWARD STRATEGY

Advanced Materials

Growth!

Cost Position

Market Leadership

SILICONES: Sustained growth

POLYMERS: Setting the standards

FINE CHEMICALS: Selective growth

POLYSILICON: Going for #1

Siltronic: Playing out regained strength

Focus on Growth and Margins

WACKER

WACKER: HIGHLY INTEGRATED OPERATIONS BASED ON TWO KEY RAW MATERIALS


Raw Material
Upstream
Downstream
Customers' Industries
Silicon metal
Siloxane
Silicones
Fumed Silica
Polysilicon
Electronic Wafers
Solar Crystals
Construction
Automotive Suppliers
Surface Coating
Paper Printing
Hyper-pure Silicon Wafers
Semiconductors
Solar Panels
Ethylene
VAM
Dispersible Powder
PVAc
PVB
Ketene
Fine Chem.
Construction
(tile adhesives, dry-mortar)
Gum-base (sugarless gum)
Inks/ Coatings
Food
Detergents
Pharmaceuticals
Cosmetics

WACKER

2006: 20% GROWTH WITH EBITDA MARGIN AT 22%

WACKER	Sales (m€)			EBITDA margin	
	2005	2006 Guidance	Growth	2005 adjusted	2006 Guidance
Group	2,756	3,300	+20%	21%*	~22%
Chemical Divisions	**1,704**	**1,900**	**+12%**	**19%***	**~18%**
SILICONES	1,119				
POLYMERS	474				
FINE CHEMICALS	111				
POLYSILICON	**288**	**320**	**+10%**	**31%**	**mid 30's**
Siltronic	**925**	**1,250**	**+35%**	**18%***	**~26%**

WACKER

WACKER: EXCEPTIONAL GROWTH ACROSS THE BOARD



Advanced Materials
Growth!
Cost Position
Market Leadership
Sales €2.76bn in 2005
38%
32%
Siltronic
10%
POLYSILICON
16%
POLYMERS
FINE CHEMICALS 5%

Focus on Growth and Margins

WACKER

SILICONES SERVING MANY INDUSTRIES WITH NON-CARBON BASED POLYMER

Market Structure by Application Segment


Market 2005:
€7.2bn
Others 7%
Paper 5%
Textile 7%
Electro & Electronics 10%
Plastics 11%
Automotive 12%
Health & Wellness 12%
Chemical Industry 17%
Construction 19 %

Silicones: Unique Product Properties

- Discharge-safe
- Heat-resistant
- Releasing
- Anti-/ de-foaming
- Gloss-sustaining
- Insulating
- UV-stable
- Radiation-resistant
- Hydrophobic
- Adherent
- Flexible at low temperature
- Softening

Source: WACKER estimate

WACKER

SILICONES: SUBSTITUTION DRIVES GROWTH

Silicone Rubber for the Transmission and Distribution Industry

POWERSIL®



Silicone Rubber Insulators

Technology (substitution of porcelain insulators)

- Self cleaning
- Maintenance free
- Higher Durability
- Lower investment costs and faster installation for new capacities (injection molding)

Regions

- Only 10 – 15% of the world with a secured power supply
- China, Russia, and Brazil with highest growth rates

SILICONES: GROWTH SUBSTANTIALLY ABOVE OVERALL CHEMICALS

"Breathable" facades with Silicone Emulsions

Example: Beijing Airport




Water
www.srep.com
Vapor

Annual growth above overall Chemicals


(€m)
1,200
1,000
800
600
400
200
0
1996
2005
WACKER SILICONES CAGR 6.5%
CEFIC Overall Chemicals CAGR 3.2%

Source: CEFIC Overall Chemicals Germany Turnover, 2005

WACKER

POLYMERS: STRONG GROWTH IN THE CONSTRUCTION BUSINESS

Dispersible Powder: Markets and Applications



1%
8%
3%
3%
5%
13%
16%
-50%
Ceramic Tile Adhesives
Exterior Insulation & Finishing Systems
Self Leveling Compounds
Render/Plaster
Gypsum Products
Repair Mortar
Wallpaper Adhesives
Miscellaneous

* Source: AC Treuhand and WACKER estimate

WACKER

SERVING MEGATRENDS: TILE CONSUMPTION AND EXTERIOR INSULATION FINISH SYSTEMS (EIFS)

Growth in Tile Consumption and Powder Content in Adhesives



Tile consumption (mill. m²/year)
Market volume DP (kt)
Tile Consumption
DP market volume
250
200
150
100
50
0
China
Europe
Americas
Asia w/o China

Source: Tile Institute Milan, WACKER estimate

Dispersible Powders in Three Layers of EIFS

- Insulation keeps heat inside in winter and outside in summer
- Dispersible powder based adhesives: adhesion promotion between organic (polystyrene) and inorganic (masonry) surfaces



1
2
3
4
5
4
6

1. Masonry
2. Adhesive *
3. Polystyrene
4. Basecoat *
5. Fiber mesh
6. Top Coat *

Total energy saving potential in buildings up to 50%

* Dispersible Powder based solutions

WACKER

POLYMERS: FAR BEYOND INDUSTRY GROWTH WITH HIGH MARKET SHARE

Growth Rates

Industry Specific CAGR (1998–2005)


Construction Market EU/US
2.8%**
WACKER Construction Polymers
9%
CAGR

** Source: Euro Construct (2005), Portland Cement Association (2005)

DP Market Structure (2005)

Total: €517m


Other
5%
DOW
4%
Hexion
8%
WACKER
52%
Elotex
31%

Source: AC Treuhand and WACKER estimate (2005)

WACKER

POLYSILICON: 18% ANNUAL GROWTH IN SOLAR UP TO 2010, THEREAFTER: ?



Tons per Year
Solar CAGR (2005-2010) 18%
Electronic CAGR (2005-2020) 8%
?
Solar Demand
Semi Demand
2005
2010
2015
2020

Source: WACKER estimates, Gartner 2006, CSLA

WACKER

HIGH GROWTH POTENTIAL IN DIFFERENT PHOTOVOLTAIC END MARKETS

Grid-connected Systems (~ 80 % Market Share*)
CAGR 2000 - 2020: > 20 %



Developing Countries (~ 9 % Market Share*)
CAGR 2000 - 2020: + 30 %



Market potential not fully used!

Remote Industrial (~ 9 % Market Share*)
CAGR 2000 - 2020: + 15 %



Consumer Applications (~ 2 % Market Share*)
CAGR 2000 - 2020: + 15 %



Source: Schott Solar, Jan 2006

* Based on all global photovoltaic applications

WACKER

HIGH BARRIERS TO ENTRY IN POLYSILICON

- Demanding process to operate under extreme conditions (~1,000° C with hazardous raw materials)
- High level of integration (→ Silicones)
- Flexible reactor technology (same margins for poly and semi grade)
- In-house engineering for process equipment required
- Capital intensity



Siemens Process (schematic)

WACKER

SILTRONIC: BROADER APPLICATION BASE FOR THE SEMICONDUCTOR INDUSTRY

Semiconductor Growth: June 2006 Forecast



2006
Cell Phone Shipments
+20% (Units)
2006
PC Shipments
+10-12% (Units)
2006
Digital Camera
+16% (Units)
2006
MP3 Player
+52% (Units)
2006
Digital TV
+52% (Units)
Cell Phones/Mobile 17.0%
Wired Communications 7.0%
Industrial/Military 7.3%
Automotive 7.8%
Consumer 17.2%
PC/Computer 43.7%
$250B / +9.8%
2006

Sources: Semico/Gartner/IDC/Stragety Analytics/SIA June 2006 Forecast

WACKER

SIA SEMICONDUCTOR INDUSTRY ASSOCIATION

300 MM IS THE GROWTH DRIVER – NUMBER OF PARTICIPANTS CONSOLIDATED TO FOUR

300 mm: Growth Driver in Semiconductors



CAGR
2003–2008
10,6 %
39,3 %
1,7 %
1,0 %
2001
2002
2003
2004
2005
2006e
2007e
2008e
Non-polished
200 mm
100 mm - 150 mm
300 mm

Source: SMG 2005

Competitive Landscape in the Wafer Industry



Cemat
Gritek
Haina
LG Siltron
MCL Luyoang
MEMC
Okmetic
SAS
SEH
Siltronic
Sumco
Tatung
Terosil
Toshiba Ceramics
Waferworks
15
LG Siltron
MEMC
SEH
Siltronic
Sumco
Toshiba Ceramics
6
MEMC
SEH
Siltronic
Sumco
4
<= 150 mm
200 mm
300 mm

Source: Company

WACKER

SILTRONIC
PLAYING OUT REGAINED STRENGTH

Quality is Key – Siltronic's Quality Awards from Top 3 Semi Customers



Taiwan

Best Product Award 2005



Korea

Appreciation Award 2005



USA

Preferred Quality Supplier Award 2005 (PQS)

Strong EBITDA Development in the Last Six Quarters



Sales (€m)
400
300
200
100
0
Q1/2005
Q2/2005
Q3/2005
Q4/2005
Q1/2006
Q2/2006
30%
20%
10%
0%
EBITDA margin in %

THREE GROWTH DRIVERS SERVING HIGH-GROWTH END MARKETS – SUBSTITUTION – GLOBALIZATION

SILICONES



1.200
1.000
800
600
400
200
0
1998
2005
WACKER SILICONES CAGR 6.5%
CEFIC Overall Chemicals CAGR 3.2%

Source: CEFIC Overall Chemicals Germany Turnover, 2005

POLYMERS

Industry Specific CAGR (1998–2005)



Construction Market EU/US
2.8%**
WACKER Construction Polymers
9%
CAGR

** Source: Euro Construct (2005), Portland Cement Association (2005)

POLYSILICON



Tons per Year
Solar CAGR (2005-2010) 18%
Electronic CAGR (2005-2020) 8%
?
Solar Demand
Semi Demand
2005
2010
2015
2020

Siltronic



CAGR 2003–2008
10,6 %
39,3 %
1,7 %
1,0 %
2001 2002 2003 2004 2005 2006e 2007e 2008e
Non-polished
200 mm
100 mm - 150 mm
300 mm

WACKER

GROWTH REQUIRES CAPEX
16% CAPEX TO SALES PER ANNUM UNTIL 2009

Zhangjiagang: 200 kt Siloxane + Fumed Silica



- Government approval for Siloxane plant received
- Fumed silica plant already under construction

JV with Dow Corning

Burghausen/Zhangjiagang: Powder Dryers



- Capacity increase 60 kt
- New dryers Burghausen and China

30 kt dryer in progress

Burghausen: Polysilicon additions



- Ongoing expansion of existing site by 3,500 kt (end of 07) and 4,500 kt (end of 09)

Almost tripling capacities to 14,500t

Singapore: 300 mm Wafers



- High volume Fab (200 to 300 kWafer/m)
- Construction already started
- Capex as financial investment

Joint Venture with Samsung

WACKER

WACKER: POISED FOR GROWTH

Total Siloxane Capacity *


165 kt
250 kt
2005
2010

Total Dispersible Powder Capacity *


170 kt
230 kt
2005
2010

Total Polysilicon Capacity *


5.5 kt
14.5 kt
2005
2010

Total 300 mm Wafer Capacity *


235 kw/m
645 kw/m
2005
2010

* Capacities at year end

WACKER



WACKER

WACKER CHEMIE AG – Investing in Exceptional Growth

HVB German Investment Conference, September 28, 2006, Munich

Dr. Joachim Rauhut (CFO)

ISSUER, CONTACT AND ADDITIONAL INFORMATION

Issuer and contact:

Wacker Chemie AG
Hanns-Seidel-Platz 4
D-81737 Munich

Investor Relations
Mr. Joerg Hoffmann

Tel. +49 89 6279 1633
Fax +49 89 6279 2933

joerg.hoffmann@wacker.com
www.wacker.com

Additional information:

ISIN: DE000WCH8881

WKN: WCH888

Deutsche Börse: WCH

Ticker Bloomberg: CHM/WCK.GR

Ticker Reuters: CHE/WCHG.DE

Listing: Frankfurt Stock Exchange
Prime Standard

DEUTSCHE BÖRSE PRIME STANDARD

MDAX

WACKER

WACKER

Wacker Chemie AG
Hanns-Seidel-Platz 4
81737 München, Germany
www.wacker.com

PRESS RELEASE

Number 40

Wacker Biotech Announces a Manufacturing Agreement with Evolutec incorporating WACKER's Secretion Technology

Munich/Jena, Germany, October 12, 2006 – An agreement signed between Wacker Biotech GmbH and Evolutec Group plc (AIM code: EVC) contracts Wacker Biotech as partner for the process development and GMP-compliant production of Evolutec's protein drug development candidate rEV576 for clinical trials. The manufacturing process will use WACKER's E. coli secretion technology which – in a feasibility study – was shown to be an enabling technology for production of rEV576.

Under the terms of the agreement, Wacker Biotech will conduct full analytical and process development services leading to a robust and scaleable process to manufacture rEV576 drug substance according to current GMP (Good Manufacturing Practice) for Phase I clinical trials which are expected to commence in 2007. rEV576 has demonstrated efficacy at the preclinical stage in several indications, including the severe autoimmune diseases myasthenia gravis and Guillain-Barré Syndrome.

WACKER's proprietary E. coli secretion system is a well-established technology for cost-efficient production of proteins. The core of the technology is WACKER's proprietary E. coli K12 strain, which is capable of secreting recombinant proteins in their native form into the fermentation broth during cultivation. Extracellular production

WACKER

facilitates straightforward purification of recombinant products, eliminates tedious refolding steps and makes the whole manufacturing process more efficient and cost effective.

Wacker Biotech has already conducted a feasibility study with rEV576 which demonstrated that WACKER's secretion technology produces promising yields of active protein.

Dr. Thomas Maier, Managing Director of Wacker Biotech, commented: "There was already evidence from other projects that our secretion technology is a very cost-efficient means of producing therapeutic proteins. We are very pleased that it proved to add value to the development of rEV576."

Mark Carnegie Brown, Evolutec's Chief Executive Officer, commented: "Promising preclinical data and progress made by Wacker Biotech points to the commercial potential of rEV576. We look forward to maintaining this momentum in the development programme."

About Evolutec

Evolutec, which is based in Reading, UK, is a clinical stage biopharmaceutical company with a focus on allergy, inflammation and autoimmune diseases. Evolutec is listed on the AIM market of the London Stock Exchange and develops therapeutics originally isolated from the saliva of ticks.

WACKER

About Wacker Biotech

Wacker Biotech GmbH is an experienced full-service contract manufacturer of biopharmaceuticals derived from microbial systems. Its portfolio ranges from services in molecular biology, analytical and process development, through GMP-compliant production of clinical test material and drug substance for commercial market supply. Above all, Wacker Biotech offers proprietary technologies that satisfy market needs for cost-efficient and high-quality production. Two examples are its E. coli-based secretion system and the high-cell-density fermentation technology. Jena-based Wacker Biotech is a wholly-owned WACKER subsidiary, operating since early 2005 as the direct successor of ProThera GmbH.

For further information, please visit the corporate website at:
http://www.wacker.com/biologics

WACKER

PRESS RELEASE

For further information, please contact:
Wacker Chemie AG
Media Relations and Information
Nadine Baumgartl
Tel: +49 89 6279-1604
Fax: +49 89 6279-2604
nadine.baumgartl@wacker.com

The company in brief:
WACKER is a globally active company with approx. 14,400 employees and annual sales of around EUR 2.76 billion (2005, IFRS-compliant).
WACKER currently has 22 production sites worldwide and a global sales network of more than 100 subsidiaries and offices.

Siltronic
Hyperpure silicon wafers and monocrystals for semiconductor devices

WACKER SILICONES
Silicone fluids, emulsions, rubber grades and resins; silanes; pyrogenic silicas and thermoplastic silicone elastomers

WACKER POLYMERS
Dispersible polymer powders and dispersions for applications in the construction industry, solid resins, surface coating resins, polyvinyl butyrals

WACKER FINE CHEMICALS
Custom syntheses, fine chemicals, biologics and other biotech products

WACKER POLYSILICON
Polysilicon for the semiconductor and photovoltaics industries



WACKER POLYSILICON

Wacker Chemie AG – Positioned for Sustained Profitable Growth

Jefferies International European Alternative Energy & Cleantech Conference, 17 October 2006, London

Ewald Schindlbeck, President WACKER POLYSILICON

CREATING TOMORROW'S SOLUTIONS

DISCLAIMER

The information contained in this presentation is for background purposes only and is subject to amendment, revision and updating. Certain statements contained in this presentation may be statements of future expectations and other forward-looking statements that are based on management's current views and assumptions and involve known and unknown risks and uncertainties. In addition to statements which are forward-looking by reason of context, including without limitation, statements referring to risk limitations, operational profitability, financial strength, performance targets, profitable growth opportunities, and risk adequate pricing, as well as the words "may, will, should, expects, plans, intends, anticipates, believes, estimates, predicts, or continue", "potential, future, or further", and similar expressions identify forward-looking statements. By their nature, forward-looking statements involve a number of risks, uncertainties and assumptions which could cause actual results or events to differ materially from those expressed or implied by the forward-looking statements. These include, among other factors, changing business or other market conditions and the prospects for growth anticipated by the Company's management. These and other factors could adversely affect the outcome and financial effects of the plans and events described herein. Statements contained in this presentation regarding past trends or activities should not be taken as a representation that such trends or activities will continue in the future. The Company does not undertake any obligation to update or revise any statements contained in this presentation, whether as a result of new information, future events or otherwise. In particular, you should not place undue reliance on forward-looking statements, which speak only as of the date of this presentation.

CONTENTS

- **Overview WACKER CHEMIE**
- Introduction of WACKER POLYSILICON
- WACKER Polysilicon Technology
- Alternative Materials and Processes
- WACKER POLYSILICON Strategy

WACKER CHEMIE:
FIVE SPECIALISTS UNDER ONE ROOF

- Advanced Materials
- Growth!
- Cost Position
- Market Leadership

Sales €2.76bn in 2005



38%
32%
Siltronic
10%
POLYSILICON
16%
POLYMERS
FINE CHEMICALS 5%

Focus on Growth and Margins

WACKER CHEMIE:
INTEGRATION BASED ON TWO MAJOR RAW MATERIALS


Raw Material
Upstream
Downstream
Customers' Industries
Silicon metal
Siloxane
Silicones
Polysilicon
Electronic Wafers
Solar Crystals
Construction
Automotive Suppliers
Surface Coating
Paper Printing
Hyper-pure Silicon Wafers
Semiconductors
Solar Panels
Ethylene
VAM
Dispersible Powder
PVAc
PVB
Ketene
Fine Chem.
Construction
(tile adhesives, dry-mortar)
Gum-base (sugarless gum)
Inks/ Coatings
Food
Detergents
Pharmaceuticals
Cosmetics

CONTENTS

- Overview WACKER CHEMIE
- **Introduction of WACKER POLYSILICON**
- WACKER Polysilicon Technology
- Alternative Materials and Processes
- WACKER POLYSILICON Strategy

WACKER POLYSILICON:
EXPERTISE IN POLYSILICON FOR MORE THAN 50 YEARS



A worldwide market, technology and quality leader in polysilicon dedicated to the electronic and solar industries

Facts and figures:

• Location of production:	Burghausen, Germany
• Polysilicon technology:	Trichlorosilane CVD (rod and granular)
• Polysilicon capacity:	5,500t in 2005 ramping up to 14,500t by the end of 2009
• Sales (FY2005):	288.1 Million EUR
• EBITDA-Margin (FY2005):	31%
• Employees:	832 (end of 2005)

WACKER POLYSILICON:
BROADEST POLY OFFERING



- **Polysilicon chunks** for semiconductor and photovoltaic applications
- **Polysilicon rods** in the form of cut rods, CZ recharge rods and float zone rods
- **Granular polysilicon** (pilot phase) for continuous crystallization processes
- **Pyrogenic silica** as additive for sealants, resins, fillers, elastomers, paints, inks, pharmaceuticals, cosmetics, ... to adjust physical properties
- **Salt** for the production of chlorine and road de-icing

INTEGRATED POLYSILICON PRODUCTION IN BURGHAUSEN



Trichlorosilane
POLY NORTH
POLY EAST
Capacity Expansion
Polysilicon Rod Deposition
Granular Silicon Pilot Plant

TRIPLING CAPACITY BY 2010
THREE PARALLEL EXPANSIONS TO MEET DEMAND


2005
2006
2007
2008
2009
2010
Q1 Q2 Q3 Q4
5,500t/a
Existing capacity
X Poly Burghausen (+ 1,000t/a)
Extension of existing capacity ("Poly 4")
O
X Poly Burghausen (+ 3,500t/a)
Leveraging existing infrastructure ("Poly 6")
O
X Poly Burghausen (+ 4,500t/a)
Building of a new fab ("Poly 7")
O
X Announcement
........Ramp up
O Full capacity available

Accelerated time to market: 3.5kt expansion on track



November 2005
Setting up the ground



January 2006
Cornerstone laid



June 2006
Structural work



August 2006
Starting with process equipment installation

CONTENTS

- Overview WACKER CHEMIE
- Introduction of WACKER POLYSILICON
- **WACKER Polysilicon Technology**
- Alternative Materials and Processes
- WACKER POLYSILICON Strategy

~~CLOSED LOOPS FOR HYDROGEN AND CHLORINE YIELD~~ SIGNIFICANT COST ADVANTAGES


HCl
Metallurgical Silicon
H_2
Production of Trichlorosilane
$HSiCl_3$
Production of Polysilicon
POLYSILICON
Hydrogenation of $SiCl_4$
H_2
$SiCl_4$
HCl
Production of Pyrogenic Silica
PYROGENIC SILICA

GROWING POLYSILICON – THE PRINCIPLE OF TRICHLOROSILANE (TCS) ROD DEPOSITION



- Feedgases:
  - Trichlorosilane $HSiCl_3$
  - Hydrogen H_2
- Decomposition of $HSiCl_3$ at ~ 1000°C:
  $4HSiCl_3 \rightarrow Si + 3SiCl_4 + H_2$
- Deposition of the Si-atoms on hot polysilicon slim rods
- Final rod diameter ~ 200 mm
- Recovery and recycling of by-products

ROD DEPOSITION:
CONTINUOUS IMPROVEMENT, HIGH QUALITY






Silicon chips
Solar grade silicon (for solar cells)
Crushing
Crushing
HF/HNO3 etching
Electronic grade silicon (for semiconductors)
Silicon rod
Silicon-(slim)rod
1000°C
TCS + H2
off-gas
Electrical current

INNOVATIVE SOLAR POLYSILICON PROCESS



- Industry-leading reactor development for solar polysilicon
- Solar deposition process with high reactor throughput
- Separate cracking line with specially designed process for solar polysilicon

Economical production of solar polysilicon with high quality.

BEST IN CLASS TECHNOLOGY AND ECONOMICS

WACKER POLYSILICON advantages:

- Highly integrated, but flexible production system: value added use of by-products
- Economy of scale: investments, costs, productivity
- Advanced reactor technology: high output, yield, quality
- Flexible reactor technology: solar or electronic poly according to demand
- Fast realization time for new capacities with qualified personnel

Leading in low cost and high quality

CONTENTS

- Overview WACKER CHEMIE
- Introduction of WACKER POLYSILICON
- WACKER Polysilicon Technology
- **Alternative Materials and Processes**
- WACKER POLYSILICON Strategy

DIFFERENT TECHNOLOGIES IN SOLAR (PHOTOVOLTAIC PRODUCTION 2005)

Source: Photon 04/2006


Copper-Indium-Selenide 0.2%
Amorphous Si 4.7%
Cadmium-Telluride 1.6%
Ribbon 2.9%
Multicrystal 52.3%
Monocrystal 38.3%

94% of the 2005 market was based on crystalline solar technology

ALTERNATIVE PV TECHNOLOGIES MUST PROVE THEIR POTENTIAL

Te (CdTe), In (CIS, CIGS), Ge (III-V):

- Availability of raw materials?
- Cost level?
- Feasible applications?

Thin film technology based on silicon:

- Power output per cell area?
- Long-term stability?
- System costs?

Crystalline PV technology isn't fully developed:
Further PV system cost reduction potential of ~50% *

*** Source: Q.Cells, 3rd PV Industry Forum, Dresden, 6th Sept. 2006**

IS METALLURGICAL SILICON AN ALTERNATIVE TO SILANE-BASED POLYSILICON?

Critical issues must be solved for direct preparation of silicon metal:

- Up-scaling of lab processes
- Energy consumption
- Purity
- Cost

Lower quality feedstock seriously reduces PV cell efficiency, thus increasing PV system costs.

CONTENTS

- Overview WACKER CHEMIE
- Introduction of WACKER POLYSILICON
- WACKER Polysilicon Technology
- Alternative Materials and Processes
- **WACKER POLYSILICON Strategy**

DEMAND AND SUPPLY UNBALANCED

Global Polysilicon Supply and Demand (in tons)



100,000
80,000
60,000
40,000
20,000
0
2005
2006
2007
2008
2009
2010
Uncertain Capacities
Installed and announced capacities
available "Byproducts"
Combined Solar/Electronic Demand (Scenario 1)
Electronic Demand
Combined Solar/Electronic Demand (Scenario 2)

Sources: Electronic: Gartner 12/2005; Solar Scenario 1: Solar Annual 2006;
Solar Scenario 2: EPIA Dec 2005; industry announcements, WACKER estimates

WACKER POLYSILICON: CREATING VALUE OVER THE LONG TERM

- Partnering with our customers for growth
- Long-term contracts secure long-term performance
- Pre-paying significant portion of €500 million investment program
- Fixed pricing for the life of the contract (with energy cost pass-through)
- Not participating in poly spot market in meaningful amounts
- Our capacity and technical resources dedicated to growing markets together with our customers

WACKER POLYSILICON:
FOCUSING ON SUSTAINED PROFITABLE GROWTH

- Investing to grow faster than the market
- Commercializing TCS granular technology
- Offering the broadest range of products in the industry
- Innovating process technology to reduce costs
- Strengthening quality leadership
- Building long-term customer relationships
- Partnering for new capacity with prepayments



WACKER
POLYSILICON

Wacker Chemie AG –
Positioned for Sustained Profitable Growth

**Jefferies International European Alternative Energy & Cleantech Conference,
17 October 2006, London**

Ewald Schindlbeck, President WACKER POLYSILICON

CREATING TOMORROW'S SOLUTIONS

ISSUER, CONTACT AND ADDITIONAL INFORMATION

Issuer and contact:

Wacker Chemie AG
Hanns-Seidel-Platz 4
D-81737 Munich

Investor Relations
Mr. Joerg Hoffmann

Tel. +49 89 6279 1633
Fax +49 89 6279 2933

joerg.hoffmann@wacker.com
www.wacker.com

Additional information:

ISIN: DE000WCH8881

WKN: WCH888

Deutsche Börse: WCH

Ticker Bloomberg: CHM/WCK.GR

Ticker Reuters: CHE/WCHG.DE

Listing: Frankfurt Stock Exchange
Prime Standard

DEUTSCHE BÖRSE PRIME STANDARD

MDAX

WACKER

Wacker Chemie AG
Hanns-Seidel-Platz 4
81737 München, Germany
www.wacker.com

PRESS RELEASE

Number 43

WACKER STARTS PRODUCTION IN SECOND MONOMER PLANT STAGE IN NÜNCHRITZ, GERMANY

- ANNUAL SILOXANE PRODUCTION CAPACITY BOOSTED TO 100,000 METRIC TONS
- CORNERSTONE OF WACKER'S EUR 500 MILLION INVESTMENT PROGRAM IN NÜNCHRITZ
- EXPANSION INTO CENTER OF EXCELLENCE FOR SILICONES CREATES OVER 200 NEW JOBS

Nünchritz, November 8, 2006 – Today, the Munich-based WACKER Group officially started production in the second stage of its new monomer plant in Nünchritz (in the German state of Saxony). Saxony's Minister for Economic Affairs and Labor, Thomas Jurk, attended the ceremony. WACKER President and CEO Dr. Peter-Alexander Wacker sees the large-scale project as the crucial milestone in establishing Nünchritz as a Center of Excellence for silicone production.

Alongside methylchlorosilanes, the plant's main product is siloxane, a key starting material for silicones. Since 1999, WACKER has invested EUR 500 million in the site's production facilities for silicones and their intermediates, as well as in infrastructure, environmental protection and safety. The monomer plant alone accounts for about EUR 150 million of this sum. The overall expansion project creates over 200 new jobs at WACKER.

Dr. Peter-Alexander Wacker says: "The new monomer plant will help us meet our rising feedstock needs for silicone production and create sufficient capacity to keep pace with anticipated market growth. Today, we are one of the world's top three silicone suppliers and intend to further strengthen our position."

Starting the second stage boosts the annual siloxane production capacity of the monomer plant to 100,000 metric tons. After the main WACKER plant in Burghausen, Nünchritz thus has evolved into the second important mainstay for the Group's monomer supplies.

WACKER in Nünchritz

At its Nünchritz site, WACKER SILICONES produces pyrogenic silica, chlorosilanes, silicates, silicone fluids and emulsions, foam control agents, siliconates and silicone rubber, as well as their precursors. Silicones are suited to numerous areas of application ranging from construction, chemicals, textiles and plastics, through the automotive, electrical engineering and electronics sectors, to the cosmetics and paper industries. Silicones from Saxony are exported around the globe.

WACKER in Saxony

WACKER has had operations in Saxony since 1995 (Siltronic) and 1998 (WACKER SILICONES). Currently, WACKER has some 2,000 employees in Nünchritz and Freiberg, making it Saxony's largest chemical employer. Nünchritz alone has about 900 WACKER employees, including some 60 trainees.

WACKER

For further information, please contact:
Wacker Chemie AG
Media Relations and Information
Christof Bachmair
Tel.: +49 89 6279-1830
Fax: +49 89 6279-1239
christof.bachmair@wacker.com

The company in brief:
WACKER is a globally active company with approx. 14,400 employees and annual sales of around €2.76 billion (2005, IFRS-compliant).
WACKER has currently 22 production sites worldwide and a global sales network of more than 100 subsidiaries and offices.

WACKER SILICONES
Silicone fluids, emulsions, rubber and resins; silanes; pyrogenic silicas and thermoplastic silicone elastomers

WACKER POLYMERS
Dispersible polymer powders and dispersions for applications in the construction industry, solid resins, surface coating resins, polyvinyl butyrals

WACKER FINE CHEMICALS
Custom syntheses, fine chemicals, biologics and other biotech products

WACKER POLYSILICON
Polysilicon for the semiconductor and photovoltaics industries

Siltronic
Hyperpure silicon wafers and monocrystals for semiconductor devices

WACKER

Wacker Chemie AG
Hanns-Seidel-Platz 4
81737 München, Germany
www.wacker.com

PRESS RELEASE

Number 44

WACKER BOOSTS SALES AND EARNINGS BY 20 PERCENT IN Q3 2006

- EARNINGS BEFORE INTEREST, TAXES, DEPRECIATION AND AMORTIZATION (EBITDA) REACH €217.9 MILLION
- EBITDA MARGIN AT 25.4 PERCENT
- GROUP SALES CLIMB TO €857.3 MILLION
- EARNINGS PER SHARE RISE TO €1.91
- FULL-YEAR 2006 SALES AND EARNINGS FORECAST CONFIRMED

Munich, November 10, 2006 – In Q3 2006, Wacker Chemie AG boosted year-on-year sales and earnings by 20 percent respectively, thanks particularly to continued strength of the company's semiconductor business. The Munich-based chemical company achieved a €217.9 million EBITDA (Q3 2005: €181.7m). Q3's EBITDA margin was 25.4 percent. Playing a key role in the Group's earnings rise was its semiconductor division, Siltronic – whose EBITDA increased by €42.6 million against the prior-year third quarter. WACKER POLYSILICON, too, enhanced its EBITDA by almost 50 percent year-on-year. The Group's Q3 earnings before interest and taxes (EBIT) climbed to €139.5 million (Q3 2005: €96.9m). Q3 Group net profit rose by €40.3 million year-on-year to €95.1 million, resulting in earnings per share of €1.91 (2005: €1.12). Driven by the ongoing economic upturn and particularly strong volume gains, Group sales climbed to €857.3 million in Q3 2006 (Q3 2005: €714.8m). The Munich-based chemical company confirmed its full-year sales and earnings expectations, which project consolidated sales of about €3.3

billion in 2006. EBITDA is forecast at slightly above the previously announced €730-750 million target range.

"Our third-quarter figures yet again underscore the Group's operational strength and growth potential," said CEO Peter-Alexander Wacker. "In fact, we are well on the way to somewhat exceed our earnings target for 2006."

Regionally, growth was especially strong in Asia. In the "Asia / Other Countries" region, sales rose 43 percent to €279.8 million (Q3 2005: €195.8m). China again played a key role, with above-average growth of 53 percent. At €163.5 million, sales in the Americas reached the level of the prior-year period (Q3 2005: €162.7m), reflecting the U.S. dollar's weakness compared to a year ago. In European markets (excluding Germany), WACKER posted sales of €240.7 million for Q3 2006 (Q3 2005: €215.3m), a year-on-year increase of over 12 percent. In Germany, the Group reported sales of €173.3 million for July to September, up 23 percent (Q3 2005: €141.0m).

In Q3 2006, net cash flow rose 28 percent to €134.8 million (Q3 2005: €105.4m), despite much higher capital expenditures in the period under review. From July to September 2006, investments in intangible assets and property, plant, and equipment amounted to €103.2 million, 60 percent higher than the prior-year period (Q3 2005: €64.3m). The rise was largely due to investments in strategic growth projects, which proceeded on track during the period under review. The main focus was WACKER's ongoing expansion of polycrystalline silicon capacity at its production site in Burghausen (Germany). WACKER also continued to increase 300-mm silicon wafer capacity at Freiberg (Germany) and Burghausen (Germany), and to expand its silicone facilities in Nünchritz (Germany) and Zhangjiagang (China).

WACKER

On September 30, 2006, WACKER had 14,654 employees worldwide (June 30, 2006: 14,555), a slight increase due mainly to strategic projects to expand polysilicon production capacity and operations in China.

Business Divisions
Sales at **WACKER SILICONES** rose 13 percent to €321.2 million in Q3 2006 (Q3 2005: €284.6m). This growth was primarily driven by significantly higher sales volumes. EBITDA totaled €63.2 million from July to September 2006 (Q3 2005: €68.4m) – around 8 percent below the prior-year period. Firstly, this was due to much higher energy and raw-material costs. Further expenditures related to the ramp-up of additional siloxane capacities at Nünchritz (Germany). Secondly, the effects of the weaker U.S. dollar (compared to the prior-year period) also had an impact.

WACKER POLYMERS generated sales of €152.8 million from July to September 2006 (Q3 2005: €130.7m), a 17 percent rise compared to the prior-year period. Key contributing factors were significant volume gains and product-mix effects, particularly for dispersible polymer powders. As for earnings, WACKER POLYMERS generated EBITDA of €31.0 million in Q3 2006 (Q3 2005: €35.8m). This 13-percent decline was primarily due to strong rises in energy and raw-material costs, especially for ethylene. Product price increases have been set to balance this development, though the increases did not yet impact earnings in the quarter under review.

WACKER FINE CHEMICALS achieved Q3 2006 sales of €26.3 million (Q3 2005: €26.4m). The division's biotech pharmaceutical proteins business performed well. Strong demand for cyclodextrins and cysteine continued in the period under review. However, custom synthesis posted a sales decline. WACKER FINE CHEMICALS' Q3

EBITDA fell to €-0.2 million (Q3 2005: €4.0m), due to increasing price pressure for custom synthesis and a related adjustment in inventory value. Also impacting results were higher raw-material costs, which could not be fully offset by the good profitability of biotech products. A restructuring of the "Exclusive Synthesis" business unit is currently under way to cope with these effects.

In light of continued strong demand, **WACKER POLYSILICON** increased Q3 sales by 19 percent to €80.4 million (Q3 2005: €67.3m). Higher average revenues and measures to enhance process yields greatly contributed to this rise. Earnings grew much faster than sales. WACKER POLYSILICON's EBITDA from July to September reached €32.2 million (Q3 2005: €21.7m) – a year-on-year rise of 48 percent. In addition to volume gains, the division successfully increased prices which had a particularly positive effect.

Polysilicon capacity expansion is progressing on schedule. Total nominal capacity is expected to virtually triple in several stages to 14,500 tons per year by the end of 2009. In the period under review, more than 50 percent of the polysilicon scheduled to come from the 4.500 tons expansion stage announced end of June was already assigned to customers under multi-year contracts involving related prepayments.

In Q3 2006, **Siltronic** yet again generated year-on-year sales growth and even stronger earnings. Siltronic's July-September sales jumped 30 percent to €330.7 million (Q3 2005: €254.7m) – a rise fueled especially by higher sales volumes as well as product mix shifts and increased average revenues. These more than compensated negative exchange-rate effects from the weaker U.S. dollar. All wafer diameters contributed to sales growth – with the 300-mm segment posting the largest gains. Siltronic's Q3 EBITDA reached €98.2 million (Q3 2005:

WACKER

€55.6m) – up 77 percent. The EBITDA margin of 30 percent is a significant profitability increase – compared to both the preceding quarter and the prior-year period. Higher average revenues and volume gains, alongside continued high capacity utilization and effective cost control, were among the contributors to this positive development. Activities continued on track for expanding existing 300-mm wafer production facilities at Burghausen and Freiberg. On July 19, Siltronic and Samsung signed a joint venture agreement for constructing a new 300-mm fab at Singapore. Construction of the new facility has already started.

Outlook

WACKER is expecting good business conditions to continue through the remainder of 2006. In Q4, the Group's chemical divisions will probably experience the normal seasonal slowdown, with start-up costs for new facilities and higher methanol prices also affecting results. For all of fiscal 2006, the Group expects to generate sales of some €3.3 billion and to slightly beat its EBITDA target of €730-750 million.

***Information for editorial offices:* The full Q3 2006 report can be downloaded from WACKER's website (www.wacker.com) under Investor Relations.**

This press release contains forward-looking statements based on assumptions and estimates of WACKER's Executive Board. Although we assume the expectations in these forward-looking statements are realistic, we cannot guarantee they will prove to be correct. The assumptions may harbor risks and uncertainties that may cause the actual figures to differ considerably from the forward-looking statements. Factors that may cause such discrepancies include, among other things, changes in the economic and business environment, variations in exchange and interest rates, the introduction of competing products, lack of acceptance for new products or services, and changes in corporate strategy. WACKER does not plan to update the forward-looking statements, nor does it assume the obligation to do so.

WACKER

Key Group Figures

€ million	Q3 2006	Q3 2005	% change	9M 2006	9M 2005	% change
Sales	857.3	714.8	20	2,486.2	2,024.5	23
EBITDA[1]	217.9	181.7	20	597.2	456.4	31
EBITDA margin[2]	25.4%	25.4%	0	24.0%	22.5%	7
EBIT[3]	139.5	96.9	44	357.0	193.1	85
EBIT margin[2]	16.3%	13.6%	20	14.4%	9.5%	51
Financial result	-7.4	-15.4	-52	-36.3	-45.8	-21
Pre-tax result	132.1	81.5	62	320.7	147.3	>100
Net profit/loss	95.1	54.8	74	227.8	65.4	>100
Net profit/loss per share *in €*	1.91	1.12	72	4.77	1.28	>100
Investment in intangibles and property, plant, and equipment	103.2	64.3	60	274.3	197.2	39
Net cash flow	134.8	105.4	28	172.5	35.3	>100

€ million	Sep. 30, 2006	Sep. 30, 2005	Dec. 31, 2005
Equity	1,503.0	850.2	934.4
Financial liabilities	437.0	1,047.7	946.2
Provisions for pensions	362.6	350.0	352.1
Net financial debt	382.4	1,021.7	911.5
Total assets	3,110.4	2,916.1	2,922.9
Employees (number at end of period)	14,654	14,433	14,434

[1] EBITDA is EBIT before depreciation and amortization.

[2] Margins are calculated based on sales.

[3] EBIT is the result of continuing operations for the period before interest and other financial results, limited partnership interests and income tax.

WACKER

For further information, please contact:
Wacker Chemie AG
Media Relations & Information
Christof Bachmair
Tel: +49 89 6279-1830
Fax: +49 89 6279-1239
christof.bachmair@wacker.com

The company in brief:
WACKER is a globally active company with approx. 14,400 employees and annual sales of around €2.76 billion (2005, IFRS compliant).
WACKER currently has 22 production sites worldwide and a global sales network of more than 100 subsidiaries and offices.

WACKER SILICONES
Silicone fluids, emulsions, rubber and resins; silanes; pyrogenic silicas and thermoplastic silicone elastomers

WACKER POLYMERS
Dispersible polymer powders and dispersions for applications in the construction industry; solid resins, polyvinyl butyrals

WACKER FINE CHEMICALS
Custom syntheses, fine chemicals, biologics and other biotech products

WACKER POLYSILICON
Polysilicon for the semiconductor and photovoltaics industries

Siltronic
Hyperpure silicon wafers and monocrystals for semiconductor devices



siltronic
perfect silicon solutions

Wacker Chemie AG
PERFECT SILICON SOLUTIONS

Morgan Stanley TMT
2006-11-15, Barcelona

Dr. Wilhelm Sittenthaler

President & CEO

DISCLAIMER

The information contained in this presentation is for background purposes only and is subject to amendment, revision and updating. Certain statements contained in this presentation may be statements of future expectations and other forward-looking statements that are based on Wacker Chemie AG's current views and assumptions and involve known and unknown risks and uncertainties. In addition to statements which are forward-looking by reason of context, including without limitation, statements referring to risk limitations, operational profitability, financial strength, performance targets, profitable growth opportunities, and risk adequate pricing, as well as the words "may, will, should, expects, plans, intends, anticipates, believes, estimates, predicts, or continue", "potential, future, or further", and similar expressions identify forward-looking statements. By their nature, forward-looking statements involve a number of risks, uncertainties and assumptions which could cause actual results or events to differ materially from those expressed or implied by the forward-looking statements. These include, among other factors, changing business or other market conditions and the prospects for growth anticipated by Wacker Chemie AG. These and other factors could adversely affect the outcome and financial effects of the plans and events described herein. Statements contained in this presentation regarding past trends or activities should not be taken as a representation that such trends or activities will continue in the future. Wacker Chemie AG does not undertake any obligation to update or revise any statements contained in this presentation, whether as a result of new information, future events or otherwise. In particular, you should not place undue reliance on forward-looking statements, which speak only as of the date of this presentation.

INTRODUCTION DR. WILHELM SITTENTHALER

- Started career in 1980 as laboratory manager at WACKER
- 1986 took over the lab management of the Application Technology Department in Wacker-Chemie GmbH's Silicone Division
- 1990 served as Regional Marketing and Sales Manager of the Silicone Division and eventually Manager of the Chemicals Division at Wacker Chemicals East Asia Ltd. in Tokyo
- 1996 appointed as Head of the Oils, Resins and Silanes Business
- 2000 joining the Executive Board of Wacker-Chemie GmbH
- 2003 appointed as Chairman of the Board at Siltronic AG



AGENDA

- **Overview Wacker Chemie AG**
- Market Environment
- Introduction of Siltronic
- Siltronic's Strategy

WACKER CHEMIE: FIVE SPECIALISTS UNDER ONE ROOF

Advanced Materials

Growth!

Cost Position

Market Leadership

Sales EUR 3.3 bn in 2006*


Siltronic
EUR 1.250 mn*
38 %
POLYSILICON
FINE CHEMICALS
POLYMERS

Focus on Growth and Margins

* Based on WCH guidance as of November 10, 2006

WACKER CHEMIE:
BASED ON SELECTED PRODUCT FAMILIES



Raw Material
Upstream
Downstream
Customers' Industries
Silicon metal
Siloxane
Fumed Silica
Polysilicon
Silicones
Electronic Wafers
Solar Crystals
Construction
Automotive Suppliers
Surface Coating
Paper Printing
Hyper-pure Silicon Wafers
Semiconductors
Solar Panels
Ethylene
PVAc
Ketene
RDP
PVB
Fine Chem.
Construction
(tile adhesives, dry-mortar)
Gum-base (sugarless gum)
Inks/ Coatings
Food
Detergents
Pharmaceuticals
Cosmetics

AGENDA

- Overview Wacker Chemie AG
- **Market Environment**
- Introduction of Siltronic
- Siltronic‘s Strategy

SEMICONDUCTOR REVENUE GROWTH INCREASINGLY DRIVEN BY NON-PC APPLICATIONS

Estimated wafer area consumed by device type



80%
70%
60%
50%
40%
30%
20%
10%
0%
Market growth (yoy)
CCD
Flash NAND
ASSP Analog
Flash NOR
Average
DSP
MCU
Discrete
MPU
DRAM
0%
5%
10%
15%
20%
25%
30%
35%
Demand share (area)

Source: WSTS bluebook, SIAMFT, own calculations

Devices and their largest producers

- MPU: Microprocessor Unit
  Intel, AMD, IBM
- DRAM: Dynamic Random Access Memory
  Samsung, Qimonda, Hynix
- ASSP: Application Specific Signal Processor
  STM, TI, Philips
- Discrete Toshiba, STM, Fairchild
- MCU: Microcontroller Unit
  Renesas, Freescale, NEC
- Flash: Non-volatile memory
  NOR: Spansion, Intel, STM
  NAND: Samsung, Toshiba, Hynix
- DSP: Digital Signal Processor
  TI, Freescale, Agere
- CCD: Charge-coupled device (for cameras)
  Sharp, Sony, Matsushita

5 YEAR CONTINUOUS GROWTH POST DOT COM CRASH

Market volume growth



35%
30%
25%
20%
15%
10%
5%
0%
-5%
-10%
-15%
-20%
-25%
-30%
-35%
88 89 90 91 92 93 94 95 96 97 98 99 0 1 2 3 4 5 6
Volume Change in % per year (historic)
10 years moving avg
Avg post dot com

Source: Semi

- 10 year average:
  9 % growth
- Post dot com (five years average growth)
  15 % (green line).

300 MM, THE GROWTH ENGINE

Market development by diameter (cm² mn / month)



2.000
1.600
1.200
800
400
0
mnsqcm/month
O= CM² of new diameter >10 percent of of total area
New Diameter ~ 7 Years
-------------------->
Time stretched to ~ 10 Years for next diameter generation
-------------------------------->
1987
1988
1989
1990
1991
1992
1993
1994
1995
1996
1997
1998
1999
2000
2001
2002
2003
2004
2005
2006
76 mm
100 mm
125 mm
150 mm
200 mm
300 mm

Source: SEMI up to Sep 2006

- 300 mm takes off 25 % of total area
- 200 mm wafer still the work horse with currently 45 % share
- 100 and 125 mm move sideways
- Next diameter?

AGENDA

- Overview Wacker Chemie AG
- Market Environment
- **Introduction of Siltronic**
- Siltronic's Strategy

SILTRONIC HAS SPECIALIZED IN WAFER TECHNOLOGY FOR MORE THAN 50 YEARS

- Siltronic is a global leader in the market for silicon wafers with diameters up to 300 mm
- Silicon wafers form the heart of modern micro- and nanoelectronics



- Partners with all leading semiconductor device manufacturers
- No 3 wafer supplier with leading product portfolio

- Floatzone Crystals (FZ)
- Cut Lapped Etched (76 - 150 mm)
- polished (100 - 200 mm)

- Czochralski crystals (CZ)
  - polished wafers
  - epitaxial wafers
  - highly-doped and low-doped wafers

- Ultimate Silicon™
- Premium Silicon™
- PowerMOS
- Argon annealed wafers

WELL BALANCED BLEND OF COMMODITY AND HIGH TECH

300 mm

- The driver:
  Growth and innovation
- Technology leaders engaged with IC leaders in JDAs
- Technology and capacity game

- Siltronic in No 3 position
- Vertical integration with customer underway

Commodities

- The driver: cost
- 150-200 mm
- Meet everybody on the field
- *Cost game, need for high* capacity utilization

- Siltronic gained momentum due to improved cost position

Specialties

- The driver: custom tailoring
- 74-150 mm
- Many special features, like thick or multiple epi layers, very high or very low resistivity
- Well structured supply

- Siltronic well positioned with excellent know-how
- Siltronic leading supplier into PowerMOS market

SILTRONIC IN THE TOP LEAGUE



31,7%
30,8%
KEM
8,7%
22,1%
13,4%
12,9%
5,1%
3,7%
2,4%
SEH
Sumco
Siltronic
MEMC
Siltron
TCC
Other

- Consolidation increasing
- Share of Top 4 players increased from 62 % to 89 % during last 10 years
- Consolidation driven by introduction of new diameters
- No player beyond Top 4 with significant 300 mm capacity[1)]

Source: Gartner, May 2006, Marketshare by revenue all diameters
1) Capacity beyond 100,000 wafers per month

COST REDUCTION AND TOPLINE GROWTH

2003 - 2004: Project 100

- Site consolidation:
  - Several closures
  - Line consolidation
  - Increasing 200 mm capacity in Asia
- Headcount reduction
- Salary cut in Germany

2004 - 2005: Operational excellence

- Strategic sourcing
- Headcount reduction
- Streamlining production
- Quality/ cost of quality
- Supply chain optimization

2005 - 2006: Back to strength

- Leveraging 300–2 (2005 start-up)
- Quality leadership
- Significant cash cost reduction in each year

2007...: Leveraging 300 mm/ Asia

- Implementing natural hedge
- Extending 300 mm capacities
- The leading player in Asia:
  - Samsung JV
  - Asia mindset
  - The highest share of business

CONVINCING DELIVERY ON GROWTH AND MARGINS



Sales (EUR mn)
1400
1200
1000
800
600
400
200
0
FY 2004
FY 2005
FY 2006 1)



EBITDA margin
30%
25%
20%
15%
10%
5%
0%
FY 2004
FY 2005
FY 2006 1)

- Restructuring in 2004 was very successful
- Siltronic still accelerating the growth and speed
- Speed: EBITDA growth faster than peers
- Cost and Quality are key

1) Based on WCH segment reporting and current guidance

AGENDA

- Overview Wacker Chemie AG
- Introduction of Siltronic
- Market Environment
- **Siltronic's Strategy**

2006 SALES +35 %*), GROWING, GROWING AND HUNGRY FOR MORE

Industry and position

- Industry track record: growth
- Strong customer base
- No 3 wafer supplier

300 mm

- 300 mm, the growth engine
- A technology leader
- Partnering with customers

Asia

- Asia: The largest market is growing the fastest, > 50 % of sales
- Continuously gaining share and well positioned at key customers
- Moving East and "Asia mindset" throughout the firm

Operational efficiency

- Continuous focus on cost
- Engineered cost reduction into our DNA: Further ambitious cost targets
- Quality leadership

Polysilicon

- Solar demand elevates poly supply to competitive advantage
- Siltronic among privileged few that can build growth on secure poly supply

*) Based on WCH current guidance

SILTRONIC COMMITTED TO GROWTH IN 300 MM

Increase capacities twelvefold from 2004 to 2010 = CAGR > 50 %

Announced capacity additions and ramp-up plan


2005
2006
2007
2008
2009
2010
Q1 Q2 Q3 Q4 Q1 Q2 Q3 Q4 Q1 Q2 Q3 Q4 Q1 Q2 Q3 Q4 Q1 Q2 Q3 Q4 Q1 Q2 Q3 Q4
300 mm 250 kw/m
Existing capacity
300 mm Freiberg (+ 50 kw/m)
Building of fab extension
300 mm Burghausen (+ 60 kw/m)
Building of fab extension
JV Singapore (+ 300 kw/m)
Construction of new fab
X Announcement
▪▪▪▪ Ramp up
O Full capacity available

A FIRST IN THE WAFER INDUSTRY- TWO TECHNOLOGY LEADERS JOIN FORCES FOR 300 MM

siltronic perfect silicon solutions | SAMSUNG



- Partnership based on quality and business philosophy
- Equal contributions
- USD 1 billion investment
- High scale fab
- Target to achieve the world's most competitive cost structure
- Environment in Singapore offers competitive cost structures
- Designed to produce highest value wafers only



EARN A PREMIUM OVER COST OF CAPITAL OVER THE CYCLE

- Cost reduction forever
- Quality is non-negotiable
- Extension of 300 mm capacities
- Siltronic Samsung JV ready for ramp Mid-2008
- Translate technology leadership and innovation into growth and high margins

2006 SALES +35 %*), GROWING, GROWING AND HUNGRY FOR MORE

Industry and position
- Industry track record: growth
- Strong customer base
- No 3 wafer supplier

300 mm
- 300 mm, the growth engine
- A technology leader
- Partnering with customers

Asia
- Asia: The largest market is growing the fastest, > 50 % of sales
- Continuously gaining share and well positioned at key customers
- Moving East and "Asia mindset" throughout the firm

Operational efficiency
- Continuous focus on cost
- Engineered cost reduction into our DNA: Further ambitious cost targets
- Quality leadership

Polysilicon
- Solar demand elevates poly supply to competitive advantage
- Siltronic among privileged few that can build growth on secure poly supply

*) Based on WCH current guidance

ISSUER, CONTACT AND ADDITIONAL INFORMATION

Issuer and contact:

Wacker Chemie AG

Hanns-Seidel-Platz 4

D-81737 Munich

Investor Relations

Mr. Joerg Hoffmann

Tel. +49 89 6279 1633

Fax +49 89 6279 2933

joerg.hoffmann@wacker.com

www.wacker.com

Additional information:

ISIN: DE000WCH8881

WKN: WCH888

Deutsche Börse: WCH

Ticker Bloomberg: CHM/WCK.GR

Ticker Reuters: CHE/WCHG.DE

Listing: Frankfurt Stock Exchange

Prime Standard

DEUTSCHE BÖRSE PRIME STANDARD

MDAX

WACKER

Wacker Chemie AG
Hanns-Seidel-Platz 4
81737 München, Germany
www.wacker.com

PRESS RELEASE

Number 46

WACKER POLYMERS Announces Price Increase for VINNAPAS® Dispersions and Dispersible Polymer Powders

Munich, November 23, 2006 – Effective January 1, 2007, WACKER POLYMERS will raise prices for VINNAPAS® dispersions and dispersible polymer powders globally. The price increase will range from 8 to 10 percent, depending on the product grade. Despite continued efforts to optimize cost structures, rapidly rising raw material, energy and transportation costs make this step inevitable. The price increase will ensure WACKER's high standards for product quality, product safety and product service. It also will allow WACKER to continuously develop innovative products and process technologies.

WACKER POLYMERS is a world-leading producer of vinyl acetate copolymers, used primarily as construction industry binders. Under the VINNAPAS® brand, WACKER POLYMERS has been offering an extensive range of versatile vinyl acetate-derived copolymers and terpolymers for more than 45 years. VINNAPAS® dispersible polymer powders and dispersions are used in diverse building applications such as exterior insulation and finish systems, construction and tile adhesives, screeds, self-leveling and flooring compounds, plasters, skim coats, repair mortars and cementitious sealing slurries.

WACKER

WACKER POLYMERS

WACKER POLYMERS is a leading producer of high-quality binders and polymer additives in the form of dispersible polymer powders and dispersions, polyvinyl acetates, surface coating resins, polyvinyl butyrals and polyvinyl alcohol solutions. These products are found in construction chemicals, binders, printing inks, surface coatings and in the paper and automotive sectors. WACKER POLYMERS has German, Chinese and U.S. production sites as well as a global sales network and technology centers in all major regions. In 2005, WACKER POLYMERS generated sales of €474 million and accounted for some 17 % of Group sales.

For further information, please contact:
Wacker Chemie AG
Media Relations and Information
Florian Degenhart
Tel. +49 89 6279-1601
Fax +49 89 6279-2877
florian.degenhart@wacker.com

The company in brief:
WACKER is a globally active chemical company with some 14,400 employees and annual sales of around € 2.76 billion (2005, IFRS-compliant).
WACKER has 22 production sites and over 100 sales offices worldwide.

WACKER SILICONES
Silicone fluids, emulsions, rubber and resins; silanes; pyrogenic silicas; thermoplastic silicone elastomers

WACKER POLYMERS
Dispersible polymer powders and dispersions for applications in the construction industry, solid resins, surface coating resins, polyvinyl butyrals

WACKER FINE CHEMICALS
Custom sythesis, fine chemicals, biologics and additional biotechnical products

WACKER POLYSILICON
Polysilicon for the semiconductor and photovoltaics industries

Siltronic
Hyperpure silicon wafers and monocrystals for semiconductor devices



WACKER

WACKER CHEMIE AG – Focus on Growth and Margins

Deutsches Eigenkapitalforum, November 28, 2006, Frankfurt

Joerg Hoffmann, Investor Relations

DISCLAIMER

The information contained in this presentation is for background purposes only and is subject to amendment, revision and updating. Certain statements contained in this presentation may be statements of future expectations and other forward-looking statements that are based on management's current views and assumptions and involve known and unknown risks and uncertainties. In addition to statements which are forward-looking by reason of context, including without limitation, statements referring to risk limitations, operational profitability, financial strength, performance targets, profitable growth opportunities, and risk adequate pricing, as well as the words "may, will, should, expects, plans, intends, anticipates, believes, estimates, predicts, or continue", "potential, future, or further", and similar expressions identify forward-looking statements. By their nature, forward-looking statements involve a number of risks, uncertainties and assumptions which could cause actual results or events to differ materially from those expressed or implied by the forward-looking statements. These include, among other factors, changing business or other market conditions and the prospects for growth anticipated by Wacker Chemie AG's management. These and other factors could adversely affect the outcome and financial effects of the plans and events described herein. Statements contained in this presentation regarding past trends or activities should not be taken as a representation that such trends or activities will continue in the future. Wacker Chemie AG does not undertake any obligation to update or revise any statements contained in this presentation, whether as a result of new information, future events or otherwise. In particular, you should not place undue reliance on forward-looking statements, which speak only as of the date of this presentation.

WACKER CHEMIE AG: FIVE SPECIALISTS UNDER ONE ROOF

- Advanced Materials
- Growth!
- Cost Position
- Market Leadership



Sales €2.76bn in 2005
38%
32%
Siltronic
10%
POLYSILICON
16%
POLYMERS
FINE CHEMICALS 4%

Focus on Growth and Margins

DELIVERING ON GROWTH AND MARGINS: 3rd QUARTER 2006 HIGHLIGHTS

WACKER

(€m)	Q3 2006	Change vs. Q3 2005
Sales	857.3	20%
EBITDA	217.9	20%
EBIT	139.5	44%
Net Profit	95.1	74%
Net Profit per share in €	1.91	72%
EBITDA margin (unadjusted)	*25.4%*	*0%*
EBIT margin	*16.3%*	*20%*

REGIONAL FOCUS
STRONGEST GROWTH IN ASIA

	Americas (19%)	Europe (48%)	Asia* (33%)
Major Sites	Adrian, MI Portland, OR	Burghausen Freiberg Nünchritz	Zhangjiagang, China Singapore Hikari, Japan Akeno, Japan Calcutta, India







Sales by Region (€ m)


0%
163
163
2005 Q3
2006 Q3


+ 16%
357
414
Europe w/o Germany
Germany
2005 Q3
2006 Q3


+ 46%
195*
280*
2005 Q3
2006 Q3

*including Other Regions

PROGRESS ON GROWTH PROJECTS

WACKER SILICONES


2006 09 22
New fumed silica plant in Zhangjiagang

- Joint Venture with Dow Corning (Fumed Silica 51%, Siloxane 25%)
- Plant construction for fumed silica is on track
- Groundbreaking ceremony for the new siloxane plant took place on September 8

WACKER POLYSILICON


Polysilicon expansion in Burghausen

- Expanding to 14,500 tons
- Three projects in parallel
- All projects on track
- Collecting €200m from prepayment contracts in 2006

Siltronic


New 300 mm wafer fab in Singapore

- Partnering with Samsung for a 300 kw/m fab in Singapore
- Cornerstone ceremony took place on October 10
- Ongoing expansion of 300 mm wafer at Burghausen and Freiberg

SILICONES: SERVING MANY INDUSTRIES WITH NON-CARBON BASED POLYMER

Market Structure by Application Segment



Market 2005:
€7.2bn
Paper 5%
Others 7%
Construction 19 %
Textile 7%
Electro & Electronics 10%
Chemical Industry 17%
Plastics 11%
Automotive 12%
Health & Wellness 12%

Silicones: Unique Product Properties

- Discharge-safe
- Heat-resistant
- Releasing
- Anti-/ de-foaming
- Gloss-sustaining
- Insulating
- UV-stable
- Radiation-resistant
- Hydrophobic
- Adherent
- Flexible at low temperature
- Softening

Source: WACKER estimate

SILICONES: SUBSTITUTION DRIVES GROWTH

Silicone Rubber for the Transmission and Distribution Industry

POWERSIL®



Silicone Rubber Insulators

Technology (substitution of porcelain insulators)

- Self cleaning
- Maintenance free
- Higher Durability
- Lower investment costs and faster installation for new capacities (injection molding)

Regions

- Only 10 – 15% of the world with a secured power supply
- China, Russia, and Brazil with highest growth rates

WACKER POLYMERS: STRONG GROWTH IN THE CONSTRUCTION BUSINESS

Dispersible Powder: Markets and Applications



1%
8%
3%
3%
5%
13%
16%
50%

- Ceramic Tile Adhesives
- Exterior Insulation & Finishing Systems
- Self Leveling Compounds
- Render/Plaster
- Gypsum Products
- Repair Mortar
- Wallpaper Adhesives
- Miscellaneous

Source: AC Treuhand and WACKER estimate

SERVING MEGATRENDS IN CONSTRUCTION

Growth in Tile Consumption and Powder Content in Adhesives



Tile consumption (mill. m²/year)
Market volume DP (kt)
Tile Consumption
DP market volume
250
200
150
100
50
0
China
Europe
Americas
Asia w/o China

Source: Tile Institute Milan, WACKER estimate

Dispersible Powders (DP) in Three Layers of EIFS*

- Insulation keeps heat inside in winter and outside in summer
- Dispersible powder based adhesives: adhesion promotion between organic (polystyrene) and inorganic (masonry) surfaces



1 2 3 4 5 4 6

1. Masonry
2. Adhesive**
3. Polystyrene
4. Basecoat**
5. Fiber mesh
6. Top Coat**

Total energy saving potential in buildings up to 50%

* EIFS = Exterior Insulation Finishing Systems
** Dispersible Powder based solutions

WACKER POLYSILICON: BROADEST POLY OFFERING



- **Polysilicon chunks** for semiconductor and photovoltaic applications
- **Polysilicon rods** in the form of cut rods, CZ recharge rods and float zone rods
- **Granular polysilicon** (pilot phase) for continuous crystallization processes
- **Pyrogenic silica** as additive for sealants, resins, fillers, elastomers, paints, inks, pharmaceuticals, cosmetics, ... to adjust physical properties
- **Salt** for the production of chlorine and road de-icing

POLYSILICON Q3/2006: DEMAND AND SUPPLY UNBALANCED

Global Polysilicon Supply and Demand



(Tons)
100,000
80,000
60,000
40,000
20,000
0
2005
2006
2007
2008
2009
2010
Uncertain Capacities
Installed and announced capacities
available "Byproducts"
Combined Solar/Electronic Demand (Scenario 1)
Electronic Demand
Combined Solar/Electronic Demand (Scenario 2)

Sources: Electronic: Gartner 12/2005; Solar Scenario 1: Solar Annual 2006;
Solar Scenario 2: EPIA Dec 2005; industry announcements, WACKER estimates

ALMOST TRIPLING CAPACITY BY 2010: THREE PARALLEL EXPANSIONS TO MEET DEMAND


2005 2006 2007 2008 2009 2010
Q1 Q2 Q3 Q4 Q1 Q2 Q3 Q4 Q1 Q2 Q3 Q4 Q1 Q2 Q3 Q4 Q1 Q2 Q3 Q4 Q1 Q2 Q3 Q4
5,500t/a
Existing capacity
Poly Burghausen (+ 1,000t/a)
Extension of existing capacity ("Poly 4")
Poly Burghausen (+ 3,500t/a)
Leveraging existing infrastructure ("Poly 6")
Poly Burghausen (+ 4,500t/a)
Building of a new fab ("Poly 7")
X Announcement
.... Ramp up
O Full capacity available

Accelerated time to market: 3.5kt expansion on track



November 2005
Setting up the ground



January 2006
Cornerstone laid



June 2006
Structural work



August 2006
Starting with process equipment installation

SILTRONIC HAS SPECIALIZED IN WAFER TECHNOLOGY FOR MORE THAN 50 YEARS



- Siltronic is a global leader in the market for silicon wafers with diameters up to 300 mm
- Silicon wafers form the heart of modern micro- and nanoelectronics
- Partners with all leading semiconductor device manufacturers
- No 3 wafer supplier with leading product portfolio
- <u>Floatzone Crystals (FZ)</u>
  - Cut Lapped Etched (76 - 150 mm)
  - Polished (100 - 200 mm)
- <u>Czochralski crystals (CZ)</u>
  - Polished Wafers
  - Epitaxial Wafers
  - Highly-doped and low-doped wafers
  - Ultimate Silicon™
  - Premium Silicon™
  - PowerMOS
  - Argon annealed wafers

SILTRONIC: PLAYING OUT REGAINED STRENGTH

Quality is Key – Siltronic's Quality Awards from Top 3 Semi Customers



Taiwan

Best Product Award 2005



Korea

Appreciation Award 2005



USA

Preferred Quality Supplier Award 2005 (PQS)

Strong EBITDA Development since Q1/2005


EBITDA (€m)
EBITDA margins
Sales (€m)
120
100
80
60
40
20
0
350
300
250
200
150
100
50
0
1%
15%
22%
27%
24%
24%
30%
Q1/2005
Q2/2005
Q3/2005
Q4/2005
Q1/2006
Q2/2006
Q3/2006

SEMICONDUCTOR REVENUE GROWTH INCREASINGLY DRIVEN BY NON-PC APPLICATIONS

Estimated Wafer Area Consumed by Device Type



YoY Market Growth (%)
80
70
60
50
40
30
20
10
0
CCD
Flash NAND
ASSP Analog
Flash NOR
Average
DSP
MCU
Discrete
MPU
DRAM
0
5
10
15
20
25
30
35
Area-based Demand Share (%)

Source: WSTS bluebook, SIAMFT, own calculations

Device Types and their Largest Producers

- MPU: Microprocessor Unit
  Intel, AMD, IBM
- DRAM: Dynamic Random Access Memory
  Samsung, Qimonda, Hynix
- ASSP: Application Specific Signal Processor
  STM, TI, Philips
- Discrete: Toshiba, STM, Fairchild
- MCU: Microcontroller Unit
  Renesas, Freescale, NEC
- Flash: Non-volatile memory
  NOR: Spansion, Intel, STM
  NAND: Samsung, Toshiba, Hynix
- DSP: Digital Signal Processor
  TI, Freescale, Agere
- CCD: Charge-coupled device (for cameras)
  Sharp, Sony, Matsushita

SILTRONIC: GROWING WITH THE MARKET

Partnering with Customer – JV Siltronic/Samsung

- Share investment risk
- Capitalize customer/supplier synergies:
  - Benefit from interaction with a big consumer of wafers
  - Guaranteed loading
  - Specialized fab, streamlined processes



2005 2006 2007 2008 2009 2010
Q1 Q2 Q3 Q4 Q1 Q2 Q3 Q4 Q1 Q2 Q3 Q4 Q1 Q2 Q3 Q4 Q1 Q2 Q3 Q4 Q1 Q2 Q3 Q4
300 mm 250 kw/m
Existing capacity
300 mm Freiberg (+ 50 kw/m)
Building of fab extension
300 mm Burghausen (+ 60 kw/m)
Building of fab extension
300 mm JV Singapore (+ 300 kw/m)
Construction of new fab
X Announcement
Ramp up
O Full capacity available

STRONG BALANCE SHEET: NET CASH FLOW FOR 9M 2006 AT 173 MILLION €



WACKER Group
Structure of Balance Sheet (%)
Total €3.1bn
Total €3.1bn
Current Assets
36%
Fixed Assets
64%
26%
Accruals + Liabilities
12%
Pension Accruals
14%
Financial Debt
48%
Equity
September 30, 2006

Characteristics

- Fixed assets: €2.002 m
- Pension accruals: € 363m
- Net debt: € 382m (down 63% from 9M 2005)
- Prepayments received in Q3: € 37m
- Equity: € 1,503m (up 77% over 9M 2005)

FY 2006 GUIDANCE: IMPROVEMENTS IN SILTRONIC AND POLYSILICON

		FY 2005	Q3 Guidance Update
Chemicals	Sales	€ 1,704m	Up 12% to € 1,900m
	EBITDA margin	19%	17 – 18%
Polysilicon	Sales	€ 288m	*Up 10% to € 320m*
	EBITDA margin	*31%*	*Mid-thirties*
Siltronic	Sales	€ 925m	*Up 35% to € 1,250m*
	EBITDA margin	*18%*	*About 27%*
Group Total	Sales	€ 2,756m	Up 20% to € ~3,300m
	EBITDA	€ 567m (adjusted)*	Up 30% to over € 750m**

*Adjusted for € 47m special items in 2005 on EBITDA
** Based on USD-to-Euro rate of 1.27

ISSUER CONTACT AND ADDITIONAL INFORMATION

Issuer and contact:

Wacker Chemie AG
Hanns-Seidel-Platz 4
D-81737 Munich

Investor Relations
Mr. Joerg Hoffmann

Tel. +49 89 6279 1633
Fax +49 89 6279 2933

joerg.hoffmann@wacker.com
www.wacker.com

Additional information:

ISIN: DE000WCH8881

WKN: WCH888

Deutsche Börse: WCH

Ticker Bloomberg: CHM/WCK.GR

Ticker Reuters: CHE/WCHG.DE

Listing: Frankfurt Stock Exchange
Prime Standard

DEUTSCHE BÖRSE PRIME STANDARD

MDAX



WACKER

WACKER CHEMIE AG –
Focus on Growth and Margins

Deutsches Eigenkapitalforum, November 28, 2006, Frankfurt

Joerg Hoffmann, Investor Relations

APPENDIX

GUIDANCE: FY 2006 MODELING HINTS

	FY 2005	Q3 Guidance Update
Depreciation and Amortization	€ 347.6	About € 340m
Financial result (incl. Limited Partnership Interests)	€ – 53.9m	About € – 45m
Cash Tax Rate (excl. Deferred Taxes)	50%	Below 30%
Net Cash Flow	€ 158.7m	> € 250 m
Net Financial Debt (at Year End)	€ 911.5m	About € 300m
Prepayments for Polysilicon contracts	About € 20m	About € 200m

TOP RAW MATERIALS AND ENERGY 2005

Top raw materials

Rank of raw materials (2005)



Raw material
- **Si-Metal**
- **Ethylen**
- **Methanol**
- **Platinum**
- **Other**

Costs of top raw materials 9 % on sales

Energy

Energy consumption electricity/steam (2005)

Burghausen	Other sites
~2,900 GWh	~1,200 GWh


Europe
Americas
Asia

Internal supply (hydro)

Internal supply (gas) **Mostly external supply**

Energy costs apprxm. 5 % on sales

CURRENCY: HIGH NATURAL HEDGE IN CHEMICALS – SILTRONIC MORE EXPOSED

External sales and net USD exposure 2005 (EUR Million)



Chemicals
1,659
134
Polysilicon
133
0
Siltronic
913
400
External sales 2005
Net USD exposure 2005

2005: 1 ct change in USD/Euro ratio has an impact of 5 M Euro on EBIT, unhedged



WACKER

WACKER CHEMIE AG –
Focus on Growth and Margins

Q3/2006 Roadshow

DISCLAIMER

The information contained in this presentation is for background purposes only and is subject to amendment, revision and updating. Certain statements contained in this presentation may be statements of future expectations and other forward-looking statements that are based on management's current views and assumptions and involve known and unknown risks and uncertainties. In addition to statements which are forward-looking by reason of context, including without limitation, statements referring to risk limitations, operational profitability, financial strength, performance targets, profitable growth opportunities, and risk adequate pricing, as well as the words "may, will, should, expects, plans, intends, anticipates, believes, estimates, predicts, or continue", "potential, future, or further", and similar expressions identify forward-looking statements. By their nature, forward-looking statements involve a number of risks, uncertainties and assumptions which could cause actual results or events to differ materially from those expressed or implied by the forward-looking statements. These include, among other factors, changing business or other market conditions and the prospects for growth anticipated by Wacker Chemie AG's management. These and other factors could adversely affect the outcome and financial effects of the plans and events described herein. Statements contained in this presentation regarding past trends or activities should not be taken as a representation that such trends or activities will continue in the future. Wacker Chemie AG does not undertake any obligation to update or revise any statements contained in this presentation, whether as a result of new information, future events or otherwise. In particular, you should not place undue reliance on forward-looking statements, which speak only as of the date of this presentation.

WACKER: A STRAIGHTFORWARD STRATEGY

Advanced Materials	SILICONES: Sustained growth
Growth!	POLYMERS: Setting the standards
Cost Position	FINE CHEMICALS: Selective growth
Market Leadership	POLYSILICON: Going for #1
	Siltronic: Playing out regained strength

Focus on Growth and Margins

WACKER: HIGHLY INTEGRATED OPERATIONS BASED ON TWO KEY RAW MATERIALS



Raw Material
Upstream
Downstream
Customers' Industries
Silicon metal
Siloxane
Fumed Silica
Polysilicon
Silicones
Electronic Wafers
Solar Crystals
Construction
Automotive Suppliers
Surface Coating
Paper Printing
Hyper-pure Silicon Wafers
Semiconductors
Solar Panels
Ethylene
VAM
PVAc
Ketene
Dispersible Powder
PVB
Fine Chem.
Construction
(tile adhesives, dry-mortar)
Gum-base (sugarless gum)
Inks/ Coatings
Food
Detergents
Pharmaceuticals
Cosmetics

WACKER:
EXCEPTIONAL GROWTH ACROSS THE BOARD

- Advanced Materials
- Growth!
- Cost Position
- Market Leadership

Sales €2.76bn in 2005



38%
32%
Siltronic
10%
POLYSILICON
16%
POLYMERS
FINE CHEMICALS 4%

Focus on Growth and Margins

DELIVERING ON GROWTH AND MARGINS: 3rd QUARTER 2006 HIGHLIGHTS

WACKER

(€m)	Q3 2006	Change vs. Q3 2005
Sales	857.3	20%
EBITDA	217.9	20%
EBIT	139.5	44%
Net Profit	95.1	74%
Net Profit per share in €	1.91	72%
EBITDA margin (unadjusted)	25.4%	0%
EBIT margin	16.3%	20%

REGIONAL FOCUS: STRONGEST GROWTH IN ASIA

	Americas (19%)	Europe (48%)	Asia* (33%)
Major Sites	Adrian, MI Portland, OR	Burghausen Freiberg Nünchritz	Zhangjiagang, China Singapore Hikari, Japan Akeno, Japan Calcutta, India





Sales by Region (€ m)


0%
163
163
2005 Q3
2006 Q3


+16%
357
414
142
242
Europe w/o Germany
Germany
2005 Q3
2006 Q3


+46%
195*
280*
2005 Q3
2006 Q3

*including Other Regions

PROGRESS ON GROWTH PROJECTS

WACKER SILICONES


2006 09 22

New fumed silica plant in Zhangjiagang

- Joint Venture with Dow Corning (Fumed Silica 51%, Siloxane 25%)
- Plant construction for fumed silica is on track
- Groundbreaking ceremony for the new siloxane plant took place on September 8

WACKER POLYSILICON



Polysilicon expansion in Burghausen

- Expanding to 14,500 tons
- Three projects in parallel
- All projects on track
- Collecting €200m from prepayment contracts in 2006

Siltronic



New 300 mm wafer fab in Singapore

- Partnering with Samsung for a 300 kw/m fab in Singapore
- Cornerstone ceremony took place on October 10
- Ongoing expansion of 300 mm wafer at Burghausen and Freiberg

FY 2006 GUIDANCE: IMPROVEMENTS IN SILTRONIC AND POLYSILICON

		FY 2005	Q3 Guidance Update
Chemicals	Sales	€ 1,704m	*Up 12% to € 1,900m*
	EBITDA margin	*19%*	*17 – 18%*
Polysilicon	Sales	€ 288m	*Up 10% to € 320m*
	EBITDA margin	*31%*	*Mid-thirties*
Siltronic	Sales	€ 925m	*Up 35% to € 1,250m*
	EBITDA margin	*18%*	*About 27%*
Group Total	Sales	€ 2,756m	*Up 20% to € ~3,300m*
	EBITDA	*€ 567m (adjusted)**	*Up 30% to over € 750m***

*Adjusted for € 47m special items in 2005 on EBITDA
** Based on USD-to-Euro rate of 1.27

SILICONES: SERVING MANY INDUSTRIES WITH NON-CARBON BASED POLYMER

Market Structure by Application Segment


Market 2005:
€7.2bn
Paper 5%
Others 7%
Construction 19 %
Textile 7%
Electro & Electronics 10%
Chemical Industry 17%
Plastics 11%
Automotive 12%
Health & Wellness 12%

Silicones: Unique Product Properties

- Discharge-safe
- Heat-resistant
- Releasing
- Anti-/ de-foaming
- Gloss-sustaining
- Insulating
- UV-stable
- Radiation-resistant
- Hydrophobic
- Adherent
- Flexible at low temperature
- Softening

Source: WACKER estimate

SILICONES: SUBSTITUTION DRIVES GROWTH

Silicone Rubber for the Transmission and Distribution Industry

POWERSIL®



Silicone Rubber Insulators

Technology (substitution of porcelain insulators)

- Self cleaning
- Maintenance free
- Higher Durability
- Lower investment costs and faster installation for new capacities (injection molding)

Regions

- Only 10 – 15% of the world with a secured power supply
- China, Russia, and Brazil with highest growth rates

WACKER POLYMERS: STRONG GROWTH IN THE CONSTRUCTION BUSINESS

Dispersible Powder: Markets and Applications


1%
8%
3%
3%
5%
13%
16%
50%
Ceramic Tile Adhesives
Exterior Insulation & Finishing Systems
Self Leveling Compounds
Render/Plaster
Gypsum Products
Repair Mortar
Wallpaper Adhesives
Miscellaneous

Source: AC Treuhand and WACKER estimate

SERVING MEGATRENDS IN CONSTRUCTION

Growth in Tile Consumption and Powder Content in Adhesives



Tile consumption (mill. m²/year)
Market volume DP (kt)
Tile Consumption
DP market volume
250
200
150
100
50
0
China
Europe
Americas
Asia w/o China

Source: Tile Institute Milan, WACKER estimate

Dispersible Powders (DP) in Three Layers of EIFS*

- Insulation keeps heat inside in winter and outside in summer
- Dispersible powder based adhesives: adhesion promotion between organic (polystyrene) and inorganic (masonry) surfaces



1 2 3 4 5 4 6

1. **Masonry**
2. **Adhesive****
3. **Polystyrene**
4. **Basecoat****
5. **Fiber mesh**
6. **Top Coat****

Total energy saving potential in buildings up to 50%

* EIFS = Exterior Insulation Finishing Systems
** Dispersible Powder based solutions

WACKER POLYSILICON: BROADEST POLY OFFERING



- **Polysilicon chunks** for semiconductor and photovoltaic applications
- **Polysilicon rods** in the form of cut rods, CZ recharge rods and float zone rods
- **Granular polysilicon** (pilot phase) for continuous crystallization processes
- **Pyrogenic silica** as additive for sealants, resins, fillers, elastomers, paints, inks, pharmaceuticals, cosmetics, ... to adjust physical properties
- **Salt** for the production of chlorine and road de-icing

POLYSILICON Q3/2006: DEMAND AND SUPPLY UNBALANCED

Global Polysilicon Supply and Demand



(Tons)
100,000
80,000
60,000
40,000
20,000
0
2005
2006
2007
2008
2009
2010
Uncertain Capacities
Installed and announced capacities
available "Byproducts"
Combined Solar/Electronic Demand (Scenario 1)
Electronic Demand
Combined Solar/Electronic Demand (Scenario 2)

Sources: Electronic: Gartner 12/2005; Solar Scenario 1: Solar Annual 2006;
Solar Scenario 2: EPIA Dec 2005; industry announcements, WACKER estimates

ALMOST TRIPLING CAPACITY BY 2010 THREE PARALLEL EXPANSIONS TO MEET DEMAND


2005
2006
2007
2008
2009
2010
Q1 Q2 Q3 Q4
5,500t/a
Existing capacity
Poly Burghausen (+ 1,000t/a)
Extension of existing capacity ("Poly 4")
Poly Burghausen (+ 3,500t/a)
Leveraging existing infrastructure ("Poly 6")
Poly Burghausen (+ 4,500t/a)
Building of a new fab ("Poly 7")
X Announcement
.... Ramp up
O Full capacity available

Accelerated time to market: 3.5kt expansion on track



November 2005
Setting up the ground



January 2006
Cornerstone laid



June 2006
Structural work



August 2006
Starting with process equipment installation

SEMICONDUCTOR REVENUE GROWTH INCREASINGLY DRIVEN BY NON-PC APPLICATIONS

Estimated Wafer Area Consumed by Device Type



YoY Market Growth (%)
80
70
60
50
40
30
20
10
0
CCD
Flash NAND
ASSP Analog
Flash NOR
Average
DSP
MCU
Discrete
MPU
DRAM
0
5
10
15
20
25
30
35
Area-based Demand Share (%)

Source: WSTS bluebook, SIAMFT, own calculations

Device Types and their Largest Producers

- MPU: Microprocessor Unit
  Intel, AMD, IBM
- DRAM: Dynamic Random Access Memory
  Samsung, Qimonda, Hynix
- ASSP: Application Specific Signal Processor
  STM, TI, Philips
- Discrete: Toshiba, STM, Fairchild
- MCU: Microcontroller Unit
  Renesas, Freescale, NEC
- Flash: Non-volatile memory
  NOR: Spansion, Intel, STM
  NAND: Samsung, Toshiba, Hynix
- DSP: Digital Signal Processor
  TI, Freescale, Agere
- CCD: Charge-coupled device (for cameras)
  Sharp, Sony, Matsushita

300 MM IS THE GROWTH DRIVER – NUMBER OF PARTICIPANTS CONSOLIDATED TO FOUR

300 mm: Growth Driver in Semiconductors



CAGR
2003–2008
10,6 %
39,3 %
1,7 %
1,0 %
2001 2002 2003 2004 2005 2006e 2007e 2008e
Non-polished
200 mm
100 mm - 150 mm
300 mm

Source: SMG 2005

Competitive Landscape in the Wafer Industry



Cemat
Gritek
Haina
LG Siltron
MCL Luyoang
MEMC
Okmetic
SAS
SEH
Siltronic
Sumco
Tatung
Terosil
Toshiba Ceramics
Waferworks
15
LG Siltron
MEMC
SEH
Siltronic
Sumco
Toshiba Ceramics
6
MEMC
SEH
Siltronic
Sumco
4
<= 150 mm
200 mm
300 mm

Source: Company

SILTRONIC: PLAYING OUT REGAINED STRENGTH

Quality is Key – Siltronic's Quality Awards from Top 3 Semi Customers



Taiwan

Best Product Award 2005



Korea

Appreciation Award 2005



USA

Preferred Quality Supplier Award 2005 (PQS)

Strong EBITDA Development since Q1/2005



EBITDA (€m)
EBITDA margins
Sales (€m)
120
100
80
60
40
20
0
350
300
250
200
150
100
50
0
1%
15%
22%
27%
24%
24%
30%
Q1/2005
Q2/2005
Q3/2005
Q4/2005
Q1/2006
Q2/2006
Q3/2006

SILTRONIC: GROWING WITH THE MARKET

Partnering with Customer – JV Siltronic/Samsung

- Share investment risk
- Capitalize customer/supplier synergies:
  - Benefit from interaction with a big consumer of wafers
  - Guaranteed loading
  - Specialized fab, streamlined processes



2005 Q1 Q2 Q3 Q4
2006 Q1 Q2 Q3 Q4
2007 Q1 Q2 Q3 Q4
2008 Q1 Q2 Q3 Q4
2009 Q1 Q2 Q3 Q4
2010 Q1 Q2 Q3 Q4
300 mm 250 kw/m
Existing capacity
X 300 mm Freiberg (+ 50 kw/m) O
Building of fab extension
X 300 mm Burghausen (+ 60 kw/m) O
Building of fab extension
X 300 mm JV Singapore (+ 300 kw/m) O
Construction of new fab
X Announcement
······· Ramp up
O Full capacity available

GROWTH REQUIRES CAPEX:
16% CAPEX TO SALES PER ANNUM UNTIL 2009

Total Siloxane Capacity *


165 kt
250 kt
+ 52%
2005
2010

Total Dispersible Powder Capacity *


170 kt
230 kt
+ 35%
2005
2010

Total Polysilicon Capacity *


5.5 kt
14.5 kt
+ 164%
2005
2010

Total 300 mm Wafer Capacity *


235 kw/m
660 kw/m
+ 181%
2005
2010

* Capacities at year end

STRONG BALANCE SHEET: NET CASH FLOW FOR 9M 2006 AT 173 MILLION €



WACKER Group
Structure of Balance Sheet (%)
Total €3.1bn
Total €3.1bn
Current Assets
36%
Fixed Assets
64%
26%
Accruals + Liabilities
12%
Pension Accruals
14%
Financial Debt
48%
Equity
September 30, 2006

Characteristics

- Fixed assets: €2.002 m
- Pension accruals: € 363m
- Net debt: € 382m (down 63% from 9M 2005)
- Prepayments received in Q3: € 37m
- Equity: € 1,503m (up 77% over 9M 2005)

ISSUER, CONTACT AND ADDITIONAL INFORMATION

Issuer and contact:

Wacker Chemie AG
Hanns-Seidel-Platz 4
D-81737 Munich

Investor Relations
Mr. Joerg Hoffmann

Tel. +49 89 6279 1633
Fax +49 89 6279 2933

joerg.hoffmann@wacker.com
www.wacker.com

Additional information:

ISIN: DE000WCH8881

WKN: WCH888

Deutsche Börse: WCH

Ticker Bloomberg: CHM/WCK.GR

Ticker Reuters: CHE/WCHG.DE

Listing: Frankfurt Stock Exchange
Prime Standard


WACKER

WACKER CHEMIE AG –
Focus on Growth and Margins

Q3/2006 Roadshow

APPENDIX

GUIDANCE:
FY 2006 MODELING HINTS

	FY 2005	Q3 Guidance Update
Depreciation and Amortization	€ 347.6	About € 340m
Financial result (incl. Limited Partnership Interests)	€ – 53.9m	About € – 45m
Cash Tax Rate (excl. Deferred Taxes)	50%	Below 30%
Net Cash Flow	€ 158.7m	> € 250 m
Net Financial Debt (at Year End)	€ 911.5m	About € 300m
Prepayments for Polysilicon contracts	About € 20m	About € 200m

TOP RAW MATERIALS AND ENERGY 2005

Top raw materials

Rank of raw materials (2005)



Raw material
Si-Metal
Ethylen
Methanol
Platinum
Other

Costs of top raw materials 9 % on sales

Energy

Energy consumption electricity/steam (2005)



Burghausen
~2,900 GWh
Other sites
~1,200 GWh
Europe
Americas
Asia
Internal supply (hydro)
Internal supply (gas)
Mostly external supply

Energy costs apprxm. 5 % on sales

CURRENCY: HIGH NATURAL HEDGE IN CHEMICALS – SILTRONIC MORE EXPOSED

External sales and net USD exposure 2005 (EUR Million)



Chemicals
1,659
134
Polysilicon
133
0
Siltronic
913
400
External sales 2005
Net USD exposure 2005

2005: 1 ct change in USD/Euro ratio has an impact of 5 M Euro on EBIT, unhedged

Wacker Chemie AG
Hanns-Seidel-Platz 4
81737 München, Germany
www.wacker.com

TECHNISCHE UNIVERSITÄT MÜNCHEN

PRESS RELEASE

Joint press release of WACKER and TU München

Number 48

WACKER ENDOWS AN INSTITUTE OF SILICON CHEMISTRY AT THE TECHNICAL UNIVERSITY OF MUNICH

- NEW INSTITUTE, UNDER THE DIRECTION OF THE WACKER CHAIR OF MACROMOLECULAR CHEMISTRY, ESTABLISHED WITHIN THE FACULTY OF CHEMISTRY
- FUNDING TO TOTAL SIX MILLION EUROS
- CEO PETER-ALEXANDER WACKER: "THE INSTITUTE UNDERSCORES THE ECONOMIC IMPORTANCE OF SILICONE CHEMISTRY AND STRENGTHENS GERMANY'S POSITION AS A RESEARCH BASE"

Munich, December 21, 2006 – Wacker Chemie AG has endowed an "Institute of Silicon Chemistry" within the Faculty of Chemistry at the Technical University of Munich (TUM). The new institute will be under the direction of the Chair of Macromolecular Chemistry, which will in future carry the name WACKER. An agreement to this effect was signed today by the TUM and the Munich-based chemicals group. WACKER is one of the world's biggest manufacturers of hyperpure silicon and silicones.

WACKER will finance the new institute completely for at least six years and also help to finance the WACKER Chair. The chemicals group has earmarked six million euros for this purpose. The funds will be used for research projects and grants, and for research and

WACKER

TECHNISCHE UNIVERSITÄT MÜNCHEN

project-related purchases. Potential beneficiaries of institute grants will include some 50 doctoral candidates.

The WACKER Chair and the new institute will be headed by Prof. Bernhard Rieger, whose appointment was timed perfectly for the signing of the agreement. Prof. Rieger is known as one of the world's most eminent experts in macromolecular chemistry. The new institute will be accommodated in the TUM's chemistry annex in Garching, and will start work at the beginning of next year.

Dr. Peter-Alexander Wacker, CEO of Wacker Chemie AG, said: "Silicon and silicone chemistry account for about 80 percent of our sales and are therefore of huge economic importance for us. We regard the new institute and the WACKER chair as an important element in consolidating our leadership in this field." He continued that macromolecular silicon chemistry holds particularly strong potential, which therefore needed focused research efforts in collaboration with a top-notch university. At the same time, this measure would increase Germany's attractiveness as a research center.

"The foundation of the 'Institute of Silicon Chemistry' underscores the many decades of successful partnership between the Technical University of Munich and WACKER," stated TUM President, Wolfgang A. Herrmann. "It is also further proof of TUM's excellent standing as an international leading-edge research center." Only last October, the German Scientific Council and German Research Association declared the TUM to be a "University of Excellence. "The Faculty of Chemistry has always been ranked among Germany's top

research institutions, which puts the new institute in a strong position", Herrmann continued.

The organofunctional oligomeric and polymeric silicon compounds, whose structure/effect relationships remain to be elucidated, are an attractive field for fundamental research at the new Institute. The TUM Chemistry Faculty provides unique chemical expertise for novel catalytic production processes. In terms of applications, new materials could be developed, with tailored properties and unprecedented property combinations, such as hardness, water repellency, gas permeability, UV stability, heat resistance, fire resistance and good low-temperature flexibility. Other research areas include conductive silicon polymers and hybrid polymers, the chemistry of surface coating, and silicon nanoparticles. Interdisciplinary research will concentrate on the interfaces to physics, biotechnology, pharmacy, environmental chemistry and material sciences.

Silicones in Brief

Silicones are the basis of materials with highly diverse product properties for virtually unlimited applications. Their versatility has made them indispensable in many different sectors, ranging from construction and transport, automotive, textiles, electrical and electronics, to the cosmetics, pharmaceutical and paper industries. Under the car hood, silicone rubber protects the electronics against moisture and dirt. Silicone paint additives provide the desired high gloss. In detergents, silicones prevent the washing machine from foaming over and in shampoos they give hair its silky sheen. Silicones are also ubiquitous in medical technology. Highly

WACKER

TUM
TECHNISCHE
UNIVERSITÄT
MÜNCHEN

compatible and hard wearing, they are used in medical tubing or for sealing the filter elements of dialysis units.

WACKER is one of the world's biggest silicone manufacturers. WACKER's products include silanes, silicones, silicone fluids and emulsions, silicone elastomers, silicone sealants, silicone resins and pyrogenic silica, which is sold under the trade name WACKER HDK® In Germany, WACKER SILICONES are produced at Burghausen in Bavaria and at the Nünchritz site in Saxony. WACKER also operates silicone production sites in Brazil, China, India, Japan and the USA.

WACKER in Brief

WACKER (www.wacker.com) is a globally active chemical company headquartered in Munich. With a wide range of state-of-the-art specialty products, WACKER is a leader in numerous industrial sectors. Its products are required in many high-growth end-user sectors such as photovoltaics, electronics, pharmaceuticals and household/personal care products. In 2005, the Group posted sales of some €2.76 billion, with approx. 80 percent being earned outside Germany. WACKER employs about 14,400 persons at currently 22 production sites in Europe, the Americas and Asia and in some 100 sales offices worldwide. Wacker Chemie AG is listed at the Frankfurt (Germany) Stock Exchange (ISIN: DE000WCH8881).

The TUM in Brief

The Technical University of Munich (www.tum.de) runs a three-site campus in Munich, Garching and Freising-Weihenstephan. Some 20,000 students – about 20 percent of whom are not from Germany – attend its twelve faculties. The TUM employs about 400 professors

WACKER

TUM
TECHNISCHE UNIVERSITÄT MÜNCHEN

and a staff of 8,500 people (including the "Klinikum rechts der Isar" hospital). The wide range of subjects – covering natural and life sciences, technology and medicine – makes the TUM unique in Europe. In October 2006, the TUM was nominated an "elite university" as part of Germany's drive for tertiary-education excellence. Two clusters of excellence and the "TUM International Graduate School of Science and Engineering" (IGSSE) represent further successful aspects of the TUM's forward-looking strategy. The TUM is thus raising its profile on the international stage.

For further information, please contact:

Wacker Chemie AG	TUM
Media Relations & Information	Press & Communications
Christof Bachmair	Dieter Heinrichsen
Tel. +49 89 6279-1830	Tel. +49 89 289 22778
Fax: +49 89 6279 1239	Fax: +49 89 289 23388
christof.bachmair@wacker.com	heinrichsen@zv.tum.de

WACKER

Wacker Chemie AG
Hanns-Seidel-Platz 4
81737 München, Germany
www.wacker.com

PRESS RELEASE

Number 1

VINNAPAS® ACADEMY: WACKER POLYMERS' International Training & Competence Center Officially Opens

Burghausen, January 1, 2007 – Today, WACKER POLYMERS officially opens its Burghausen-based Training & Competence Center – the VINNAPAS® ACADEMY, whose slogan is "Get the Knowledge Advantage." The international training center provides the ideal platform for advanced training courses, but also for sectoral networking between customers, distributors and WACKER experts.

Catering to the individual needs of the construction chemicals industry, the seminar program consolidates our 50 years of experience with polymer binders by bringing the various users together. Customers, partners and WACKER employees have an opportunity to learn all about VINNAPAS® polymer powders and dispersions as well as their applications. Relevant information covers basic polymer chemistry, formulation expertise, and insights into the successful development of products and applications. The course program is rounded out by an introduction to business administration, intercultural cooperation and the productive use of e-business tools.

The VINNAPAS® ACADEMY Training & Competence Center is located within WACKER's factory grounds in Burghausen, Germany. Because applications labs and production facilities are close by, there is a lively exchange of views and participants have a chance to

WACKER

tour the site. Additionally, collaboration with in-house labs and research facilities, as well as with universities and institutes ensures that seminars always reflect the latest scientific findings. "The VINNAPAS® ACADEMY provides us with a central organization that combines all our training activities and course contents," says Arno von der Eltz, President of WACKER POLYMERS.

Set up in early 2006, the training center initially offered employees all manner of VINNAPAS®-related advanced training courses. "But since external demand for WACKER POLYMERS courses has been rising steadily, too, we decided to give customers access to our Training & Competence Center," explains Peter Summo, head of the Construction Polymers Business Unit. "As the market leader with 50 years of expertise, we enable customers and partners to tap into our knowledge pool. This represents truly added value, because they can directly translate what they learn into a competitive advantage."

VINNAPAS® Polymer Powders and Dispersions

VINNAPAS® polymer powders and dispersions are thermoplastic, plasticizer-free polymers derived primarily from vinyl acetate and ethylene. It was in 1957 that WACKER chemists succeeded in manufacturing – on an industrial scale – the first powder binder as an additive for dry-mortar mixes. That same year, the first spray dryer for dispersible polymer powders started operating. Today, WACKER POLYMERS is a global market and technology leader in the field of vinyl acetate-based copolymers and terpolymers marketed worldwide under the VINNAPAS® trademark.

WACKER

VINNAPAS® polymer powders and dispersions are used in diverse building applications such as exterior insulation and finish systems, construction and tile adhesives, screeds, self-leveling flooring compounds, plasters, repair mortars, fillers and cementitious sealing slurries. They enhance important properties in the end product, such as adhesion, cohesion, flexibility and flexural strength. Water retentivity, processing properties and weatherability also benefit from VINNAPAS®.

About WACKER POLYMERS

WACKER POLYMERS is a leading producer of state-of-the-art binders and polymer additives in the form of dispersible polymer powders and dispersions, polyvinyl acetates, surface coating resins, polyvinyl butyrals and polyvinyl alcohol solutions. These products are used by companies in industries such as construction, automaking, paper and adhesives, as well as by manufacturers of printing inks and surface coatings. WACKER POLYMERS has production sites in Germany, China and the USA, as well as a global sales network and technology centers in all major regions. In 2005, the business division generated sales of €474 million, representing some 17 percent of total Group sales.

Visit our website for further information: www.wacker.com.

WACKER

For further information, please contact:
Wacker Chemie AG
Media Relations & Information
Nadine Baumgartl
Tel. +49 89 6279-1604
Fax +49 89 6279-2604
nadine.baumgartl@wacker.com

The company in brief:
WACKER is a globally active chemical company with some 14,400 employees and annual sales of around €2.76 billion (2005, IFRS-compliant).
WACKER has 22 production sites and over 100 sales offices worldwide.

WACKER SILICONES
Silicone fluids, emulsions, rubber and resins; silanes; pyrogenic silicas; thermoplastic silicone elastomers

WACKER POLYMERS
Dispersible polymer powders and dispersions for applications in the construction industry; solid resins; surface coating resins; polyvinyl butyrals

WACKER FINE CHEMICALS
Custom synthesis, fine chemicals, biologics and other biotech products

WACKER POLYSILICON
Polysilicon for the semiconductor and photovoltaics industries

Siltronic
Hyperpure silicon wafers and monocrystals for semiconductor devices

WACKER

Wacker Chemie AG
Hanns-Seidel-Platz 4
81737 München, Germany
www.wacker.com

PRESS RELEASE

Number 3

WACKER Opens Technical Center in Singapore for Southeast Asian Customers

Singapore, January 19, 2007 – To strengthen its Asian presence, the Munich-based WACKER Group has opened a new technical center in Singapore. The facility will serve as a regional Center of Excellence for construction polymers, silicone emulsions, silicone resins and antifoam agents, the main focus being on the development of applications in the construction, textiles and pulp & paper-processing sectors, and in the process industry. The technical center will enable WACKER to tap the fast-growing markets in this part of the world. It will also allow WACKER to offer customers local product-development support and to promote internationally recognized quality standards in Southeast Asia.

The technical center is located at Wacker Chemicals (South Asia) Pte. Ltd. The WACKER sales subsidiary moved to larger premises in the Singapore Science Park a few weeks ago, thus enabling it to realize this project. The new laboratory, which covers a floor space of 400 square meters, will offer WACKER POLYMERS' and WACKER SILICONES' customers support in developing new products and product applications for the Southeast Asian market. The focus will be on dispersible polymer-powder formulations for the manufacture of polymer-modified dry-mix mortars for the local construction industry. Support for silicone emulsions, silicone resins and antifoam agents will also be provided. By having the sales office and technical center

WACKER

under the same roof, WACKER has created ideal working conditions, enabling sales-office and technical-center staff to collaborate closely to provide optimum customer support.

The fast-growing markets in Southeast Asia made this new technical center in Singapore necessary. It will enable WACKER to reinforce its position as technology leader for high-quality chemical raw materials. "We are generating double-digit sales growth in Asia, which already accounts for almost one third of Group sales today," explained Dr. Rudolf Staudigl, Executive Board member responsible for Asia at Wacker Chemie AG, at the opening ceremony. "The Singapore technical center is another important milestone in our growth strategy for Southeast Asia." The objective is to meet the individual needs of our Asian customers locally, and to support and test new applications, said Dr. Staudigl. In this way, the Munich-based WACKER Group intends to strengthen and expand its market position in collaboration with its customers.

Already since 1999, WACKER operates in Singapore a production site for 200 mm silicon semiconductor wafers. Currently, WACKER's Siltronic division and Samsung Electronics are jointly constructing a new 300 mm wafer fab in Singapore. Investments earmarked for this project total to about one billion U.S. dollars. The new plant is intended to serve the rapidly growing demand for these last-generation wafers, especially in the Asian region. Production is scheduled to start mid-2008. The JV is expected to reach 300,000 wafers per month in capacity and 800 employees by 2010.

WACKER

WACKER has been supplying chemical products to Southeast Asia for a number of years. Wacker Chemicals (South Asia) Pte. Ltd., which was established in 1984, coordinates regional sales. In addition to the one in Singapore, WACKER has several other technical centers in the Asia-Pacific region: in Australia, China, India, Japan and the United Arab Emirates. The Group currently employs around 1,700 people in Asia-Pacific.

About WACKER POLYMERS

WACKER POLYMERS is a leading producer of state-of-the-art binders and polymer additives in the form of dispersible polymer powders and dispersions, polyvinyl acetates, surface coating resins, polyvinyl butyrals and polyvinyl alcohol solutions. These products are used by companies in industries such as construction, automaking, paper and adhesives, as well as by manufacturers of printing inks and surface coatings. WACKER POLYMERS has production sites in Germany, China and the USA, as well as a global sales network and technology centers in all major regions.

About WACKER SILICONES

WACKER SILICONES is a world-leading silicones manufacturer with over 3,000 highly specialized and innovative products. The division's portfolio ranges from silicone fluids, emulsions, resins, elastomers and sealants to silanes and pyrogenic silicas. These products are noted for their significant value-adding potential – enhancing both the benefits and performance of customers' end products. Products from WACKER SILICONES find application in such sectors as construction, chemicals, cosmetics, textiles, automotive, paper and electronics.

WACKER

About Siltronic

Siltronic is a global leader in the market for ultra-pure silicon wafers and the partner of numerous leading chip manufacturers. Siltronic develops and manufactures wafers with diameters of up to 300 mm at production sites in Europe, Asia, Japan and the United States. Silicon wafers form the heart of modern micro- and nanoelectronics – for computers, mobile telephones, Internet, DVD players, flat-panel displays, navigation systems, airbags, computer tomography machines, aircraft control systems and many other applications.

VINNAPAS® Polymer Powders and Dispersions

VINNAPAS® polymer powders and dispersions are thermoplastic, plasticizer-free polymers derived primarily from vinyl acetate and ethylene. In 1957, WACKER chemists succeeded in manufacturing – on an industrial scale – the first powder binder as an additive for dry-mortar mixes. Today, WACKER POLYMERS is a global market and technology leader in the field of vinyl acetate-based copolymers and terpolymers marketed worldwide under the VINNAPAS® trademark. VINNAPAS® polymer powders and dispersions are used in diverse building applications such as exterior insulation and finish systems, construction and tile adhesives, screeds, self-leveling flooring compounds, plasters, repair mortars, fillers and cementitious sealing slurries.

Note for editors: Pictures of the TC Singaproe are available at:
www.wacker.com/presspictures - *Production sites & Facilities*

WACKER

For further information, please contact:
Wacker Chemie AG
Media Relations and Information
Christof Bachmair
Tel. +49 89 6279-1830
Fax +49 89 6279-1239
christof.bachmair@wacker.com

The company in brief:
WACKER is a globally active chemical company with some 14,400 employees and annual sales of around €2.76 billion (2005, IFRS-compliant).
WACKER has 22 production sites and over 100 sales offices worldwide.

WACKER SILICONES
Silicone fluids, emulsions, rubber and resins; silanes; pyrogenic silicas; thermoplastic silicone elastomers

WACKER POLYMERS
Dispersible polymer powders and dispersions for applications in the construction industry; solid resins; surface coating resins; polyvinyl butyrals

WACKER FINE CHEMICALS
Fine chemicals, biologics and other biotech products, such as cyclodextrins and cysteine

WACKER POLYSILICON
Polysilicon for the semiconductor and photovoltaics industries

Siltronic
Hyperpure silicon wafers and monocrystals for semiconductor devices



WACKER POLYSILICON

ALTERNATIVE ENERGIES CONFERENCE

Kepler Equities, Paris, 1st February 2007

Ewald Schindlbeck, WACKER POLYSILICON

CREATING TOMORROW'S SOLUTIONS

CONTENTS

- **Overview WACKER CHEMIE**
- Introduction of WACKER POLYSILICON
- WACKER POLYSILICON Technology
- WACKER POLYSILICON Strategy

DISCLAIMER

The information contained in this presentation is for background purposes only and is subject to amendment, revision and updating. Certain statements contained in this presentation may be statements of future expectations and other forward-looking statements that are based on management's current views and assumptions and involve known and unknown risks and uncertainties. In addition to statements which are forward-looking by reason of context, including without limitation, statements referring to risk limitations, operational profitability, financial strength, performance targets, profitable growth opportunities, and risk adequate pricing, as well as the words "may, will, should, expects, plans, intends, anticipates, believes, estimates, predicts, or continue", "potential, future, or further", and similar expressions identify forward-looking statements. By their nature, forward-looking statements involve a number of risks, uncertainties and assumptions which could cause actual results or events to differ materially from those expressed or implied by the forward-looking statements. These include, among other factors, changing business or other market conditions and the prospects for growth anticipated by the Company's management. These and other factors could adversely affect the outcome and financial effects of the plans and events described herein. Statements contained in this presentation regarding past trends or activities should not be taken as a representation that such trends or activities will continue in the future. The Company does not undertake any obligation to update or revise any statements contained in this presentation, whether as a result of new information, future events or otherwise. In particular, you should not place undue reliance on forward-looking statements, which speak only as of the date of this presentation.

WACKER CHEMIE:
FIVE SPECIALISTS UNDER ONE ROOF

- Advanced Materials
- Growth!
- Cost Position
- Market Leadership

Sales € 2.76bn in 2005


SILICONES
38 %
Siltronic
32 %
10 %
POLYSILICON
16 %
POLYMERS
FINE CHEMICALS 5 %

Focus on Growth and Margins

WACKER CHEMIE:
INTEGRATION BASED ON TWO MAJOR RAW MATERIALS


Raw Material
Upstream
Downstream
Customers' Industries
Silicon metal
Ethylene
Siloxane
Polysilicon
VAM
PVAc
Ketene
Silicones
Electronic Wafers
Solar Crystals
Dispersible Powder
PVB
Fine Chem.
Construction
Automotive Suppliers
Surface Coating
Paper Printing
Hyper-pure Silicon Wafers
Semiconductors
Solar Panels
Construction
(tile adhesives, dry-mortar)
Gum-base (sugarless gum)
Inks/ Coatings
Food
Detergents
Pharmaceuticals
Cosmetics

CONTENTS

- Overview WACKER CHEMIE
- **Introduction of WACKER POLYSILICON**
- WACKER POLYSILICON Technology
- WACKER POLYSILICON Strategy

WACKER POLYSILICON:
EXPERTISE IN POLYSILICON FOR MORE THAN 50 YEARS



A worldwide market, technology and quality leader in polysilicon dedicated to the electronic and solar industries

Facts and figures:

• Location of production:	Burghausen, Germany
• Polysilicon technology:	Trichlorosilane CVD (rod and granular)
• Polysilicon capacity:	5,500 t in 2005 ramping up to 14,500 t by the end of 2009
• Sales:	243.8 Million EUR (9M/2006)
• EBITDA-Margin:	35.3 % (9M/2006)
• Employees:	872 (end of Q3/2006)

WACKER POLYSILICON: BROADEST POLY OFFERING



- **Polysilicon chunks** for semiconductor and photovoltaic applications
- **Polysilicon rods** in the form of cut rods, CZ recharge rods and float zone rods
- **Granular polysilicon** (pilot phase) for continuous crystallization processes



- **Pyrogenic silica** as additive for sealants, resins, fillers, elastomers, paints, inks, pharmaceuticals, cosmetics, ... to adjust physical properties
- **Salt** for the production of chlorine and road de-icing

INTEGRATED POLYSILICON PRODUCTION IN BURGHAUSEN


Trichlorosilane
POLY NORTH
POLY EAST
Capacity Expansion
Polysilicon Rod Deposition
Granular Silicon
Pilot Plant

TRIPLING CAPACITY BY 2010
THREE PARALLEL EXPANSIONS TO MEET DEMAND


2005 2006 2007 2008 2009 2010
Q1 Q2 Q3 Q4
5,500 t/a
Existing capacity
Poly Burghausen (+ 1,000 t/a)
Extension of existing capacity ("Poly 4")
o finalized November '06
Poly Burghausen (+ 3,500 t/a)
Leveraging existing infrastructure ("Poly 6")
o on schedule
Poly Burghausen (+ 4,500 t/a)
Building of a new fab ("Poly 7")
o on schedule
X Announcement
........Ramp up
O Full capacity available

Accelerated time to market: 3.5kt expansion on track



November 2005
Setting up the ground



June 2006
Structural work



August 2006
Starting with process equipment installation



January 2007
Final assembly of new TCS-system

WACKER POLYSILICON

Wacker Polysilicon
E. Schindlbeck, 1st February 2007, slide 9

EXPANSION STEPS 6 AND 7 REQUIRE NEW INSTALLATIONS FOR THE WHOLE PROCESS CHAIN.

	Poly 6	Poly 7
TCS-synthesis	✓	✓
TCS-purification	✓	✓
Si-deposition *)	✓	✓
STC/TCS-conversion *)	✓	✓
H_2-recycling	✓	✓
HCl-recycling	✓	✓

*) **New deposition reactor → higher yield & reduced energy consumption**
New conversion technology → higher yield & reduced investment costs

FINAL ASSEMBLY FOR POLY 6 (JANUARY 2007)



Deposition reactor hall



STC/TCS-conversion



TCS-distillation

SITE PREPARATION FOR POLY 7



November 2006



December 2006



January 2007

CONTENTS

- Overview WACKER CHEMIE
- Introduction of WACKER POLYSILICON
- **WACKER POLYSILICON Technology**
- WACKER POLYSILICON Strategy

CLOSED LOOPS FOR HYDROGEN AND CHLORINE YIELD SIGNIFICANT COST ADVANTAGES


Metallurgical Silicon
HCl
Membrane electrolysis + HCl-synthesis
Salt from WACKER's mine
H_2
Production of Trichlorosilane
$HSiCl_3$
Production of Polysilicon
POLYSILICON
Hydrogenation of $SiCl_4$
H_2
$SiCl_4$
HCl
Production of Pyrogenic Silica
PYROGENIC SILICA

GROWING POLYSILICON – THE PRINCIPLE OF TRICHLOROSILANE (TCS) ROD DEPOSITION



- Feed gases:
  - Trichlorosilane $HSiCl_3$
  - Hydrogen H_2
- Decomposition of $HSiCl_3$ at ~ 1000°C:
  $4HSiCl_3 \rightarrow Si + 3SiCl_4 + H_2$
- Deposition of the Si-atoms on hot polysilicon slim rods
- Final rod diameter ~ 200 mm
- Recovery and recycling of by-products

ROD DEPOSITION:
CONTINUOUS IMPROVEMENT, HIGH QUALITY






Silicon chips
Crushing
Solar grade silicon (for solar cells)
Crushing
HF/HNO3 etching
Electronic grade silicon (for semiconductors)
Silicon rod
Silicon-(slim)rod
1000 °C
TCS + H2
off-gas
Electrical current

WACKER **POLYSILICON**

INNOVATIVE SOLAR POLYSILICON PROCESS





- Industry-leading reactor development for solar polysilicon
- Solar deposition process with high reactor throughput
- Separate cracking line with specially designed process for solar polysilicon
- Low energy consumption over the total production chain

Economical production of solar polysilicon with high quality

WACKER'S TCS PROCESS HELPS TO IMPROVE THE ENERGY PAYBACK TIME OF SOLAR SYSTEMS.

Energy consumption per kg solar silicon (rel. units)



3
2
1
0
quality?
Monosilane Rod
mg-Si-Refining
Monosilane Granular
WACKER TCS-Rod
□ total process: silane production + deposition

Source: REC Offering Memorandum (May 2006), REC Capital Markets Day (22/11/2006); WACKER estimates

BEST IN CLASS TECHNOLOGY AND ECONOMICS

WACKER POLYSILICON advantages:

- Highly integrated, but flexible production system: value added use of by-products
- Independent TCS-supply starting with salt and Si-metal
- Economy of scale: investments, costs, productivity
- Advanced reactor technology: high output, yield, quality
- Low energy consumption for the total production chain
- Flexible reactor technology: solar or electronic poly according to demand
- Fast realization time for new capacities with qualified personnel

Leading in low cost and high quality

CONTENTS

- Overview WACKER CHEMIE
- Introduction of WACKER POLYSILICON
- WACKER POLYSILICON Technology
- **WACKER POLYSILICON Strategy**

THE PRICING FOR PV SYSTEMS WILL DETERMINE THE DEMAND AND SUPPLY RATIO.

Global Polysilicon Supply and Demand (in tons; mg-Si included)

Status: 01/2007


120,000
100,000
80,000
60,000
40,000
20,000
0
2005
2006
2007
2008
2009
2010
Uncertain Capacities
Installed and announced capacities
available "Byproducts"
Combined Solar/Electronic Demand (Scenario 1)
Electronic Demand
Combined Solar/Electronic Demand (Scenario 2)

Sources: Electronic: Gartner 03/2006; Solar Scenario 1: Photon 10/2006;
Solar Scenario 2: EPIA Dec 2006; industry announcements, WACKER estimates (01/2007)

THE SOLAR INDUSTRY NEEDS HIGH QUALITY POLYSILICON .....

- ***High quality polysilicon*** for
  - ➢ high cell efficiencies
  - ➢ thin wafers (breakage!)
  - ➢ low production variance
  - ➢ ***to bring down the PV electricity costs to reach grid parity***

Crystalline PV technology isn't fully developed:
Further PV system cost reduction potential of ~ 50 % *

*** Source: Q-Cells, 3rd PV Industry - Forum, Dresden, 6th Sept. 2006**

THE SOLAR INDUSTRY NEEDS HIGH QUALITY POLYSILICON FROM RELIABLE PRODUCERS.

- ***Requirements to polysilicon producers***:
  - state-of-the-art technology (quality, energy consumption)
  - closed chemical loops (costs, ecology)
  - technical capability to expand into the 100 000 tons dimension
  - readiness to support the PV growth by capacity expansions
  - ***long-term commitment to the "solar idea"***

The access to an effective technology for the production of polysilicon still is the limiting factor for newcomers.

WACKER POLYSILICON:
CREATING VALUE OVER THE LONG TERM

- ✓ Serving two market segments: solar and semi-conductor
- ✓ Structuring a broad customer portfolio
- ✓ Long-term contracts for about 80 % of our capacity until 2015 secure long-term performance
- ✓ Fixed pricing for the life of the contract (with energy cost pass-through)
- ✓ Not participating in poly spot market in meaningful amounts
- ✓ Pre-paying significant portion of investment program

WACKER POLYSILICON:
FOCUSING ON SUSTAINED PROFITABLE GROWTH

✓ Partnering with our customers for growth

✓ Investing to grow faster than the market

✓ Commercializing TCS granular technology

✓ Offering the broadest range of products in the industry

✓ Strengthening quality leadership

✓ Innovating process technology to reduce costs

WACKER POLYSILICON will participate above average in two fast growing market segments with attractive margins.

WACKER

Wacker Chemie AG
Hanns-Seidel-Platz 4
81737 München, Germany
www.wacker.com

PRESS RELEASE

Number 7

WACKER OPENS TWO SILICONE DOWNSTREAM FACILITIES IN CHINA

Zhangjiagang (China), February 8, 2007 – Today, WACKER celebrated the Grand Opening of its new silicone downstream facilities at Jiangsu Yangtze River Chemical Industrial Park in Zhangjiagang City, Jiangsu Province. The facilities consist of two production plants for silicone elastomers and for sealants respectively. Both production units are operated by Wacker Chemicals (ZJG) Co., Ltd., and will help to reinforce WACKER's leading position in the rapidly growing Chinese silicones market.

Dr. Christoph von Plotho, President of WACKER SILICONES, and Huang Qin, Party Secretary of Zhangjiagang City, opened the facilities by releasing the first batch of a new silicone product. Around 200 guests including ZJG government officials, business partners and WACKER representatives witnessed the memorable moment.

"The Grand Opening of Wacker Chemicals (ZJG) Co., Ltd. new facilities is an important milestone for us and is in line with WACKER's long-term development strategy in China", Christoph von Plotho said. He added that expanding production capacities in China will also improve WACKER SILICONES' global business network. "Along with our Shanghai Technical Center, the new facilities will help us to respond quickly to local market needs, to improve customer services in the region and to provide silicone products that meet international quality standards."

WACKER

WACKER SILICONES is a leading global supplier of silicone elastomers for challenging technical applications in the automotive, electronics and household industries. WACKER SILICONES is also a major supplier of high-quality silicone sealants, used mainly in the construction industry.

WACKER SILICONES

WACKER SILICONES is a leading supplier of complete silicone-based solutions that comprise products, services and conceptual approaches. As a provider of solutions, WACKER SILICONES helps customers press ahead with innovations, exploit global markets fully, and optimize business processes to reduce overall costs and boost productivity. Silicones from WACKER SILICONES are the basis of materials with highly diverse product properties for virtually unlimited applications, ranging from the automotive, construction, chemical, electrical engineering and electronics industries, through pulp and paper, cosmetics, consumer care, textiles, to mechanical engineering and metal processing.

WACKER SILICONES operates 11 production sites and 28 subsidiaries and sales offices around the world. In 2005, it generated sales of €1.12 billion and had some 3,600 employees. In Shanghai, WACKER SILICONES has been producing silicone emulsions and foam control agents used in the textile, cosmetics and construction industries for the Greater China region since 2004.

WACKER

For further Information, please contact:
Wacker Chemie AG
Media Relations and Information
Christof Bachmair
Tel. +49 89 6279-1830
Fax +49 89 6279-1239
christof.bachmair@wacker.com

The company in brief:
WACKER is a globally active chemical company with some 14,400 employees and annual sales of around €2.76 billion (2005, IFRS-compliant).
WACKER has 22 production sites and over 100 sales offices worldwide.

WACKER SILICONES
Silicone fluids, emulsions, rubber and resins; silanes; pyrogenic silicas; thermoplastic silicone elastomers

WACKER POLYMERS
Dispersible polymer powders and dispersions for applications in the construction industry; solid resins; surface coating resins; polyvinyl butyrals

WACKER FINE CHEMICALS
Fine chemicals, biologics and other biotech products, such as cyclodextrins and cysteine

WACKER POLYSILICON
Polysilicon for the semiconductor and photovoltaics industries

Siltronic
Hyperpure silicon wafers and monocrystals for semiconductor devices

WACKER

Wacker Chemie AG
Hanns-Seidel-Platz 4
81737 München, Germany
www.wacker.com

PRESS RELEASE

Number 8

WACKER'S PRELIMINARY FIGURES INDICATE STRONG EARNINGS AND SALES GROWTH IN FISCAL 2006

- SALES UP 21 PERCENT TO €3.33 BILLION
- EBITDA INCREASED TO €785 MILLION
- BEST YEAR IN WACKER GROUP'S HISTORY

Munich, February 15, 2007 – According to its preliminary business results for fiscal 2006, Wacker Chemie AG saw a record year in terms of sales and earnings. Driven by capacity additions, a positive environment for semiconductor wafers and a strong demand in most segments, consolidated Group sales went up by 21 percent to some €3.33 billion (2005: €2.76 billion). EBITDA (Earnings before Interest, Tax, Depreciations and Amortization) grew even faster at 38 percent to some €785 million (2005, adjusted: €567 million).

Q4 2006 saw stronger results than in the previous year. Based on a solid pricing environment, Siltronic achieved an EBITDA-Margin in the fourth quarter of 33 percent, up from 30 percent in Q3 2006, and up from 27 percent in Q4 2005. For the full year, Siltronic's sales are expected to reach some €1.26 billion (2005: €925 million), while EBITDA is estimated to come in at around €355 million (2005, adjusted: €153 million).

WACKER

WACKER POLYSILICON benefited from the availability of additional material from the finalization of its Poly 4 expansion stage, which helped to drive up production volumes to 6,200 metric tons for the full year 2006. Preliminary results indicate full-year divisional sales of around €325 million (2005: €288 million), EBITDA is expected to reach some €115 million (2005: €90 million).

The chemicals divisions saw in Q4 the expected seasonal downturn. However, this trend has been balanced to a certain extent by a strong demand for WACKER's silicone and polymer products from the construction sector due to the mild winter conditions. The chemicals divisions' 2006 full-year sales are estimated to reach around €1.95 billion (2005: €1.70 billion) while EBITDA is expected to come in at some € 345 million (2005: €328 million).

Earnings per share for 2006 are expected to come in at about €6.40 based on a tax rate of around 25 percent. In 2005, WACKER Group had earned €2.90 per share outstanding.

WACKER Group CFO Joachim Rauhut commented: "In its first year at the stock exchange, WACKER achieved a return on capital employed of some 18 percent, thus setting a new all time high. We consider our strong 2006 results combined with our leading market positions and capacity additions running on schedule as an excellent foundation for the Group's further sales and earnings growth in the current fiscal year."

WACKER

It should be noted that indicated results for the fourth quarter and the full year 2006 are preliminary. WACKER's actual results for the fourth quarter and the full year 2006 will be reported on March 22, 2007.

This press release contains forward-looking statements based on assumptions and estimates of WACKER's Executive Board. Although we assume the expectations in these forward-looking statements are realistic, we cannot guarantee they will prove to be correct. The assumptions may harbor risks and uncertainties that may cause the actual figures to differ considerably from the forward-looking statements. Factors that may cause such discrepancies include, among other things, changes in the economic and business environment, variations in exchange and interest rates, the introduction of competing products, lack of acceptance for new products or services, and changes in corporate strategy. WACKER does not plan to update the forward-looking statements, nor does it assume the obligation to do so.

For further information, please contact:
Wacker Chemie AG
Media Relations and Information
Christof Bachmair
Tel. +49 89 6279-1830
Fax +49 89 6279-1239
christof.bachmair@wacker.com

The company in brief:
WACKER is a globally active chemical company with some 14,400 employees and annual sales of around €2.76 billion (2005, IFRS-compliant).
WACKER has 22 production sites and over 100 sales offices worldwide.

WACKER SILICONES
Silicone fluids, emulsions, rubber and resins; silanes; pyrogenic silicas; thermoplastic silicone elastomers

WACKER POLYMERS
Dispersible polymer powders and dispersions for applications in the construction industry; solid resins; surface coating resins; polyvinyl butyrals

WACKER FINE CHEMICALS
Fine chemicals, biologics and other biotech products, such as cyclodextrins and cysteine

WACKER POLYSILICON
Polysilicon for the semiconductor and photovoltaics industries

Siltronic
Hyperpure silicon wafers and monocrystals for semiconductor devices

WACKER

Wacker Chemie AG
Hanns-Seidel-Platz 4
81737 München, Germany
www.wacker.com

PRESS RELEASE

Number 11

WACKER Publishes New Sustainability Report on Performance in Environmental Protection, Occupational Health and Safety

- SPECIFIC WASTE AND EMISSION LEVELS CONTINUE TO DECREASE
- INTRODUCTION OF NEW ENVIRONMENTAL PERFORMANCE ASSESSMENT TOOL
- PUBLICATION AS CD-ROM CONSERVES RESOURCES AND IMPROVES USABILITY

Munich, March 13, 2007 – Despite significantly increased manufacturing output over the past three years, Wacker Chemie AG has lowered its energy consumption per metric ton of product and reduced related waste and emissions. This was announced in WACKER's new 2003 – 2006 Sustainability Report just published by the Munich-based chemical company. With a wealth of information, examples, facts and figures, the new report provides a comprehensive, up-to-date overview of WACKER's goals, initiatives and achievements in environmental protection, occupational health and safety, and social responsibility.

"Our new report underscores once more the importance of sustainability at the WACKER Group", said Dr. Rudolf Staudigl, member of Wacker Chemie AG's Executive Board. "The results achieved during the period under review clearly illustrate that

WACKER

WACKER continued to make substantial headway in many sectors, enhancing our sustainability performance."

For example, the company has reduced nitrogen oxide emissions to air by almost ten percent until 2005, and its carbon monoxide emissions by over 60 percent. The ultra-modern combined cycle gas turbine power station at WACKER's Burghausen site optimally utilizes natural gas for energy and heat generation.

Another highlight is WACKER's new environmental performance assessment tool introduced in 2004. The main advantages of this tool over other models are its ease-of-use and transparent calculation method. All emissions are assessed in "environmental units," calculated via a simple formula reflecting Groupwide emissions of a substance and its environmental relevance. This allows readier overall impact comparisons of facilities, sites and projects, as well as easier identification of potential for further improvement.

A company first, WACKER has published its 2006 Sustainability Report as a CD-ROM, which is easier to navigate and allows useful cross-referencing of diverse information. Search capabilities, guided tours, internal and external links to other topics, and a technical glossary greatly enhance the report's ease-of-use. This environmentally-friendly format also conserves resources – around 40 metric tons of paper were saved by not producing a full-length print version.

The report complies with internationally accepted guidelines of the Global Reporting Initiative (GRI). The GRI index included on the CD-

WACKER

ROM guides the reader from the report's individual sections and performance indicators directly to the corresponding articles.

The 2003 – 2006 Sustainability Report can be ordered via the internet at www.wacker.com/publications.

For further Information, please contact:
Wacker Chemie AG
Media Relations & Information
Christof Bachmair
Tel: +49 89 6279-1830
Fax: +49 89 6279-1239
christof.bachmair@wacker.com

The company in brief:
WACKER is a globally active chemical company with some 14,400 employees and annual sales of around €2.76 billion (2005, IFRS-compliant).
WACKER has 22 production sites and over 100 sales offices worldwide.

WACKER SILICONES
Silicone fluids, emulsions, rubber and resins; silanes; pyrogenic silicas; thermoplastic silicone elastomers

WACKER POLYMERS
Dispersible polymer powders and dispersions for applications in the construction industry; PVAc solid resins; VC copolymers; polyvinyl butyrals and acetates

WACKER FINE CHEMICALS
Fine chemicals, biologics and other biotech products such as cyclodextrins and cysteine

WACKER POLYSILICON
Polysilicon for the semiconductor and photovoltaics industries

Siltronic
Hyperpure silicon wafers and monocrystals for semiconductor devices

WACKER

Wacker Chemie AG
Hanns-Seidel-Platz 4
81737 München, Germany
www.wacker.com

PRESS RELEASE

Number 12

WACKER HAD ITS BEST YEAR EVER IN 2006

- NET INCOME MORE THAN DOUBLED TO €311 MILLION (2005: €144m)
- DIVIDEND OF €2.00 PER SHARE PROPOSED, PLUS A SPECIAL BONUS OF €0.50
- SALES GREW 21 PERCENT TO €3.34 BILLION (2005: €2.76bn)
- IN 2007 FOCUS ON CAPACITY EXPANSION AND CONTINUED GROWTH IN SALES AND EARNINGS

Munich, March 22, 2007 – Wacker Chemie AG has posted its best annual sales and earnings figures since its foundation over 90 years ago. Despite substantially higher raw-material and energy costs in 2006, the Munich-based chemical Group generated an EBITDA of €786 million (2005: €614m). Adjusted for special items in fiscal 2005 totaling €47 million, the increase was 39 percent. Net income was €311 million (2005: €144m), with earnings per share amounting to €6.46 (2005: €2.90). The Group's robust financial performance is also reflected in its Return on Capital Employed of 18 percent (2005: 10%). Benefiting from strong volume gains, high capacity utilization and a sustained upturn in global economic activity, consolidated sales rose 21 percent to €3.34 billion (2005: €2.76bn). Thereof, €2.68 billion (2005: €2.18bn) was generated outside Germany. International business accounted for about 80 percent of total sales.

WACKER

Although capital expenditures were up 76 percent year on year, WACKER's 2006 net cash flow increased 16 percent to €185 million (2005: €159m). WACKER expects the market upswing to carry forward in 2007. The company's sales and earnings are estimated to show further growth in the current fiscal year thanks to substantial capacity expansions, which will start contributing to results during 2007.

"The above-average success of last year stems from our strategic focus on activities with healthy margins and high growth potential," said Group CEO Peter-Alexander Wacker in Munich on Thursday. "2006 saw our investment projects making huge progress. With an equity ratio of about 50 percent and financial debt down by almost two thirds, our ambitious growth strategy is set on a sound financial basis. In all our major business fields, we expect customer demand to remain high. As a result, we are focusing intensely on further expanding our production capacity during the remainder of the year."

2006's success was the result of several factors. The Group generated strong volume gains in many business sectors, fueled by a substantial increase in capacity coupled with high utilization levels. At Siltronic, the robust price situation and strong customer demand boosted semiconductor sales and earnings. Additionally, the usual seasonal Q4 downturn in chemical business was less marked in 2006 than in previous years. Thanks to the mild winter, construction-industry demand for WACKER products remained high. In Q4 2006, the Group generated total sales of €851 million (2005: €731m), with EBITDA at €189 million (2005: €157m).

WACKER

Total capital expenditures for 2006 grew to €525 million (2005: €299m). WACKER's investment activities focused on several major projects:

At Burghausen, WACKER POLYSILICON continued to expand its capacities for polycrystalline hyperpure silicon. The division currently has two new production plants under construction there. With a combined capacity of 8,000 metric tons, they are aimed to meet soaring demand both from chipmakers and the booming photovoltaics industry.

At Freiberg (Saxony) and Burghausen (Bavaria) in Germany, Siltronic is expanding its capacity for 300 mm silicon wafers. More and more chipmakers are switching their production lines to these wafers, since the larger diameter enables them to achieve a cost advantage of about 30 percent. Moreover, in a joint venture with Samsung Electronics Siltronic is building a new 300 mm production plant in Singapore. Siltronic and Samsung are jointly investing a total of US$1 billion in this project. Production is scheduled to start in mid-2008.

WACKER SILICONES has further expanded its locations at Nünchritz (Saxony) and Zhangjiagang (China). The division is thus responding to huge demand for silicone, a truly general-purpose material. A new monomer plant at Nünchritz came on stream in early November. Its main product is siloxane, a key raw material for silicones. The new facility has increased WACKER's global siloxane capacity to 200,000 metric tons per year. At Zhangjiagang, 2006 saw starting up production facilities for silicone elastomers and sealants. Additionally, WACKER and Dow Corning started building a joint siloxane facility there. Work to construct a pyrogenic silica production

plant – again in partnership with Dow Corning – is on track. It is scheduled for completion in the second half of 2007.

At WACKER POLYMERS, capacity expansion continues for dispersible polymer powders, with plants being built at Burghausen and in China. The new facilities, each with an annual capacity of 30,000 metric tons, will be the largest in the world. Completion of Burghausen's powder dryer is scheduled for mid-2007. Construction work on the Chinese plant – at a new site in Nanjing – should also begin this year.

WACKER's R&D expenditures in 2006 amounted to €152 million (2005: €147m), or 4.6 percent of sales. The focus of divisional research activities included development of novel hybrid polymers at WACKER SILICONES and surface treatment technologies for silicon wafers at Siltronic. WACKER's basic research activities investigated new biotech processes, for example, and functional materials to generate energy from renewable sources.

At year end, WACKER had some 14,700 employees, 1.6 percent more than the prior-year number.

Business Divisions

In 2006, **WACKER SILICONES** posted sales of €1.29 billion (2005: €1.12bn), a year-on-year increase of 15 percent. This growth mainly stems from substantially higher sales volumes following capacity expansions. The division's EBITDA reached €232 million (2005: €211m), 10 percent more than a year earlier.

WACKER POLYMERS' 2006 sales totaled €560 million, 18 percent up on 2005 (€474m). The main driver here was strong volume gains

WACKER

for dispersible polymer powders. At €107 million, EBITDA grew almost 8 percent against 2005 (€99m).

In 2006, **WACKER FINE CHEMICALS** posted total sales of €113 million, up 2 percent (2005: €111m). The division's EBITDA of €11 million, however, did not reach the prior-year's €18 million. Earnings were impacted by price pressures in custom synthesis. In contrast, the division's biotech products business performed well.

In 2006, **WACKER POLYSILICON** increased its sales by 13 percent to €326 million (2005: €288m). The higher sales volumes were driven by successful measures to boost production yields and enhanced capacities. Sales also benefited from higher price levels. At the end of 2006, the division finished expanding nominal capacity for hyperpure polycrystalline silicon from 5,500 to 6,500 metric tons. As a result, production output rose to 6,200 metric tons last year. Earnings growth was even more pronounced than sales, with EBITDA amounting to €118 million (2005: €90m) – up 31 percent.

Siltronic generated total sales of €1.26 billion in 2006 (2005: €0.93bn). This was a year-on-year increase of 37 percent – fueled by soaring sales volumes, a favorable product-mix shift toward 300 mm silicon wafers, and higher average wafer prices. Earnings went up much more sharply than sales. Siltronic's EBITDA reached €356 million (2005: €167m), thus more than doubling this figure compared to 2005.

Proposal on Appropriation of Profits

Following 2006's healthy results, the Executive Board and Supervisory Board will propose a dividend of €2.00 at the annual shareholder meeting. In relation to WACKER's share price at the end of 2006, the dividend yield is 2.0 percent. Additionally, the Executive

and Supervisory Boards propose paying a non-recurring special bonus of €0.50 cents per dividend-bearing share. The special bonus is intended to reward investors' trust with respect to the IPO after WACKER's first year as a publicly listed company.

Outlook

In their full-year outlook for 2007, economic analysts anticipate continued growth in all key regions. In view of this forecast and the Group's rising production capacities, WACKER currently expects further increases in both sales and earnings during 2007.

Key Group Figures

		2006	2005	Change in %
Results / Return				
Sales	€ million	3,336.9	2,755.7	21.1
EBITDA	€ million	786.3	613.7	28.1
EBIT	€ million	456.3	262.5	73.8
Net income	€ million	311.3	143.7	116.6
Earnings per share	€	6.46	2.90	122.8
Return on Capital Employed	%	17.9	10.3	-
Balance Sheet / Cash Flow				
Total assets	€ million	3,258.2	2,922.9	11.5
Equity	€ million	1,585.8	934.4	69.7
Equity ratio	%	48.7	32.0	-
Capital expenditures (incl. financial assets)	€ million	525.3	299.0	75.7
Depreciation (incl. financial assets)	€ million	330.0	351.2	-6.0
Net cash flow	€ million	184.7	158.7	16.4
Net financial liabilities	€ million	367.0	911.5	-59.7
Research				
Research expenditures	€ million	152.3	146.9	3.7
Employees				
Personnel expenses	€ million	962.4	867.8	10.9
Employees (December 31)		14,668	14,434	1.6

WACKER

This press release contains forward-looking statements based on assumptions and estimates of WACKER's Executive Board. Although we assume the expectations in these forward-looking statements are realistic, we cannot guarantee they will prove to be correct. The assumptions may harbor risks and uncertainties that may cause the actual figures to differ considerably from the forward-looking statements. Factors that may cause such discrepancies include, among other things, changes in the economic and business environment, variations in exchange and interest rates, the introduction of competing products, lack of acceptance for new products or services, and changes in corporate strategy. WACKER does not plan to update the forward-looking statements, nor does it assume the obligation to do so.

For further information, please contact:
Wacker Chemie AG
Media Relations & Information
Christof Bachmair
Tel. +49 89 6279-1830
Fax: +49 89 6279-1239
christof.bachmair@wacker.com

The company in brief:
WACKER is a globally active chemical company with some 14,700 employees and annual sales of around €3.34 billion (2006).
WACKER has 22 production sites and over 100 sales offices worldwide.

WACKER SILICONES
Silicone fluids, emulsions, rubber and resins; silanes; pyrogenic silicas; thermoplastic silicone elastomers

WACKER POLYMERS
Dispersible polymer powders and dispersions for applications in the construction industry; PVAc solid resins; VC copolymers; polyvinyl butyrals and acetates

WACKER FINE CHEMICALS
Fine chemicals, biologics and other biotech products such as cyclodextrins and cysteine

WACKER POLYSILICON
Polysilicon for the semiconductor and photovoltaics industries

Siltronic
Hyperpure silicon wafers and monocrystals for semiconductor devices



WACKER

WACKER CHEMIE AG – INVESTING IN GROWTH

April 2007

Dr. Peter-Alexander Wacker (CEO), Dr. Joachim Rauhut (CFO)

DISCLAIMER

The information contained in this presentation is for background purposes only and is subject to amendment, revision and updating. Certain statements contained in this presentation may be statements of future expectations and other forward-looking statements that are based on management's current views and assumptions and involve known and unknown risks and uncertainties. In addition to statements which are forward-looking by reason of context, including without limitation, statements referring to risk limitations, operational profitability, financial strength, performance targets, profitable growth opportunities, and risk adequate pricing, as well as the words "may, will, should, expects, plans, intends, anticipates, believes, estimates, predicts, or continue", "potential, future, or further", and similar expressions identify forward-looking statements. By their nature, forward-looking statements involve a number of risks, uncertainties and assumptions which could cause actual results or events to differ materially from those expressed or implied by the forward-looking statements. These include, among other factors, changing business or other market conditions and the prospects for growth anticipated by Wacker Chemie AG's management. These and other factors could adversely affect the outcome and financial effects of the plans and events described herein. Statements contained in this presentation regarding past trends or activities should not be taken as a representation that such trends or activities will continue in the future. Wacker Chemie AG does not undertake any obligation to update or revise any statements contained in this presentation, whether as a result of new information, future events or otherwise. In particular, you should not place undue reliance on forward-looking statements, which speak only as of the date of this presentation.

WACKER: HIGHLY INTEGRATED OPERATIONS BASED ON TWO KEY RAW MATERIALS



Raw Material
Upstream
Downstream
Customers' Industries
Silicon Metal
Siloxane
Pyrogenic Silica
Polysilicon
Silicones
Electronic Wafers
Solar Crystals
Construction
Automotive Suppliers
Paints and Coatings
Print and Paper
Hyperpure Silicon Wafers
Semiconductors
Solar Modules
Ethylene
VAM
PVAc
Ketene
Dispersible Powders
PVB
Fine Chem.
Construction
(Tile Adhesives, Dry Mortars)
Chewing Gum Base
Printing Inks / Coatings
Food
Household care products
Pharmaceuticals
Cosmetics

WACKER

RECORD YEAR 2006 – 21% GROWTH IN SALES AND 39% IN EBITDA

€m		FY 2006	FY 2005	*Change in %*
WACKER	Sales	3,337	2,756	*21*
	EBITDA	786	567*	*39*
	EBIT	456	263	*74*
	Net Income	312	143	*>100*
	EPS	6.46	2.90	*>100*

WACKER SILICONES	Sales + 15%	EBITDA + 10%
WACKER POLYMERS	Sales + 18%	EBITDA + 8%
WACKER FINE CHEMICALS	Sales + 2%	EBITDA - 40%
WACKER POLYSILICON	Sales + 13%	EBITDA + 31%
SILTRONIC	Sales + 37%	EBITDA >100%

* adjusted by €32.7m proceeds from past divestitures and €14.3m reversal of restructuring provisions

WACKER

REGIONAL FOCUS 2006: STRONG GROWTH IN ASIA AND EASTERN EUROPE

	Americas (20%)	Europe (48%)	Asia [1] (32%)
Major Sites	Adrian, MI Portland, OR	Burghausen Freiberg Nünchritz	Zhangjiagang, China Singapore Hikari, Japan Akeno, Japan Calcutta, India







Sales by Region (€ m)



+ 7%
615
659
2005
2006



+ 15%
1,412
1,618
840
961
14%
572
658
15%
Europe w/o Germany
Germany
2005
2006



+ 45%
728*
1,059*
2005
2006

1) including other regions

WACKER

NET DEBT REDUCED BY €545M / 60% WHILE INVESTING CAPEX OF €580M



WACKER Group
Structure of Balance Sheet (%)
Total €3.3bn
Total €3.3bn
Current Assets
34%
Fixed Assets
66%
27%
Accruals + Liabilities
11%
Pension Accruals
13%
Financial Debt
49%
Equity
December 31, 2006

Characteristics

- Fixed assets: € 2,146m
- Pension accruals: € 355m
- Net debt: € 367m (down >100% over 2005)
- Prepayments received in 2006: € 231m
- Equity: € 1,586m (up 70% over 2005)
- Debt to Equity ratio 104%
- Dividend proposal: 2.00 € + 0.50 €/per Share
- Free Cashflow: € 185m (2005: € 159m)

WACKER

WACKER POLYMERS – SETTING THE STANDARDS

Production Volumes Dispersible Powders (VINNAPAS®)



kt per year
250
200
150
100
50
0
15 yrs. CAGR = 12%
1957
1961
1965
1969
1973
1977
1981
1985
1989
1993
1997
2001
2005

Drivers of Ongoing Growth

- Market tight for Dispersible Powder
- Substitution of traditional mortar and adhesive formulations
- Energy Conservation: EIFS
- Market development through Technical Centers

Strategy Focus

- Capitalize on market leadership
- Strong focus on cost & productivity
- Expanding in Asia

Business Financials

€m	FY 06	FY 05	*Change in %*
Sales	560	474	+ *18*
EBITDA	107	99	+ *8*
EBITDA Margin	19	21	- *2*

WACKER POLYMERS

GLOBAL CHALLENGES FUEL GROWTH: ENERGY CONSERVATION

Exterior Insulation and Finish Systems (EIFS)

- Insulation for energy conservation
- Dispersible powder based adhesives: adhesion promotion between organic (e. g. polystyrene) and inorganic (masonry) surfaces


1. Masonry
2. Adhesive
3. Polystyrene
4. Basecoat
5. Fiber mesh
6. Top Coat
Dispersible Powder based solutions
1 2 3 4 5 4 6

Energy Savings Potential in Buildings up to 50% with EIFS

- About 1/3 of total energy in China used for heating and cooling of buildings
- Scientific project with Tsinghua University, Tongji University and South China University of Technology:

Average Energy Savings in %


60
50
40
30
20
10
0
Winter
Summer
Beijing
Shanghai
Guangzhou

WACKER POLYMERS

GLOBAL CHALLENGES FUEL GROWTH: WATER CONSERVATION

New Construction Techniques to stop Water Loss

Water supply



Waterproof linings for rain harvesting systems

Water transport



Sealing slurries to renovate waterways

- Restoration of deteriorating water treatment facilities and canals
- Increase in the use of rain harvesting systems to store rainwater and use for lawn and sanitation use

Up to 50% of Water is lost in ailing Supply Systems

Water system loss in selected cities *

Bangkok	38%
Calcutta	50%
Colombo	35%
Katmandu	40%
Lahore	40%
Manila	44%

* Source: Global Environmental Outlook 2000, UNEP

- Water conservation efforts will intensify as the shortage and value of water increases dramatically

WACKER POLYMERS

WACKER SILICONES – PROACTIVE PARTNER FOR CUSTOMER SOLUTIONS

Silicone Consumption Per Capita in USD (2005*)



7,12
6,98
0,75
0,42
0,36
0,10
7,05
Δ = 6,61
0,44
NAFTA
EU
China
CIS
SAm
India

Drivers of Ongoing Growth

- Historical 20-Years growth GDP + 2-3%
- Strong regional growth potentials
- Increasing siloxane capacity by 25% to 250 kt/a through JV with Dow Corning until 2010

Strategy Focus

- Substitution of Thermoplastics and rubber
- Upgrading portfolio mix
- Regional growth in Asia

Business Financials

€m	FY 06	FY 05	*Change in %*
Sales	1,287	1,119	*+ 15*
EBITDA	232	211	*+ 10*
EBITDA Margin	*18%*	*19%*	*- 1*

*Source: Goldman Sachs, 11/2005

WACKER SILICONES

DEVELOPING NEW MARKETS: SILICONES IN LEDs*

Improved Performance and Energy Efficiency







- Up to 50% energy savings with LED lighting compared to traditional sources
- Highly increased lifetime
- Extremely robust against mechanical stress
- Allows highly flexible lighting solutions due to instant switchability of color and tone

* LED = Light Emitting Diode

Unique Properties of Silicones for High Brightness LEDs


Light Emitted Forward
Plastic Lens
Silicone Encapsulent
InGaN Semiconductor Flip Chip
Cathode Lead
Gold Wire
Solder Connection
Heatsink Slug
Reflector Cup

Silicones Advantages

- Perfectly resistant against UV-Light from blue and white LEDs
- Superior heat resistance for high brightness and improved processability (lead free soldering at 260°C)

WACKER SILICONES

SUPERIOR SOLUTIONS: CERAMIFYING SILICONES IN FIRE PROTECTION

Fire Safety Cables Protect Human Life

- Assure power supply in fires up to 2 hours and 1100 °C (2012 °F)
- Ceramifying silicone rubbers best in fire performance. They are halogen free and produce limited smoke



Airport Munich Terminal 2
Only baggage handling required 40 km (25 mi) safety cables

Ceramifying Silicones Allow to Increase Productivity in Safety Cables

- Only ceramifiable INTEGRISIL® silicone forms a hard insulating ceramic, under fire conditions
- Increase manufacturing productivity up to 700%
- Exhibit superior flexibility in assembly
- Allow for weight reduction

processed up to 700 m/min (2100 ft/min)
one step process
any length


jacket :
copper cladding,
silicone rubber or
cross-linked PE
conductor
bedding:
ceramifiable silicone,
silicone/EPDM blend
Insulation:
ceramifiable silicone
no mica tape needed!

WACKER SILICONES

FINE CHEMICALS – REFOCUS ON PROFITABILITY AND SELECTIVE GROWTH OPPORTUNITIES

Organization and Markets in FINE CHEMICALS

Business Team	Markets	Competitive Advantage	Growth	Strategy
Biologics	Drugs, antibody fragments	Unique technology and IP position	↑	Capitalize on unique process technologies
Ingredients	Fragrances, food ingredients	Leader in niche markets with strong product portfolio	↑	Expand into new markets/applications
Chemicals	Catalogue chemicals	Technology leader	→	Adjust portfolio and improve profitability
	Exclusive Synthesis	Increasing competition and declining margins	↓	Exit

Strategy Focus

- Expand biotechnological businesses
- Capitalize on profitable chemical businesses
- Restructure unprofitable businesses

Business Financials

€m	FY 06	FY 05	*Change in %*
Sales	113	111	*+ 15*
EBITDA	11	18	*+ 10*
EBITDA Margin	*9%*	*16%*	*- 7*

WACKER FINE CHEMICALS

GLOBAL CHALLENGES FUEL GROWTH: DIGITIZATION AND ENERGY CONSERVATION

Serving Two Industries with High Growth Rates



Semiconductor Market
8%*
Solar Market
24%*
Expected Annual Growth

* Source: WACKER estimates, Gartner 2007, EPIA 2007

Drivers of Ongoing Growth

- Tight market for polysilicon
- Ongoing digitization → semi industry
- Alternative Energy supply → solar industry

Strategy Focus

- Catching up to market leader
- Accelerate capacity additions to meet customer demand
- Expand technology leadership
- Leverage of integration

Business Financials

€m	FY 06	FY 05	*Change in %*
Sales	326	288	+ *13*
EBITDA	118	90	+ *31*
EBITDA Margin	*36%*	*31%*	+ *5*

WACKER POLYSILICON

THE PRICING FOR PV SYSTEMS WILL DETERMINE THE DEMAND AND SUPPLY RATIO

Global Polysilicon Supply and Demand (in ktons; mg-Si included)


Status: 04/2007
500
400
300
200
100
0
2005
2006
2007
2008
2009
2010
2011
2012
2013
2014
2015
Uncertain Capacities
Installed & announced capacities (incl. byproducts)
Combined Solar/Electronic Demand (Scenario 1)
Electronic Demand
Combined Solar/Electronic Demand (Scenario 2)

Sources: Demand scenario 1: Photon Consulting 04/2007 + Gartner 02/2007
Demand scenario 2: EPIA 12/2006 + Gartner 02/2007
Capacities: industry announcements, WACKER estimates (04/2007)

WACKER POLYSILICON

ANOTHER 8,000 T/A OF POLYSILICON BY 2010 TO SUPPORT OUR CUSTOMERS


2006 Q1 Q2 Q3 Q4
2007 Q1 Q2 Q3 Q4
2008 Q1 Q2 Q3 Q4
2009 Q1 Q2 Q3 Q4
2010 Q1 Q2 Q3 Q4
6,500 t/a
Existing capacity
Poly 4 addition finalized in November '06
+ 3,500 t/a
Burghausen ("Poly 6")
Accelerating schedule
+ 4,500 t/a
Burghausen ("Poly 7")
On track
X Announcement
.... Ramp up
O Full capacity available

Construction Progress "Poly 6"


Poly 6

August 2006
Starting with process equipment installation


Poly 6

March 2007
Finally assembled TCS system

Construction Progress "Poly 7"


Poly 7

November 2006
Preparing the location


Poly 7

March 2007
Laying the foundations

WACKER POLYSILICON

WACKER'S TCS PROCESS HELPS TO IMPROVE THE ENERGY PAYBACK TIME OF SOLAR SYSTEMS

Energy consumption per kg solar silicon (rel. units)



Total process: silane production + deposition
3
2
1
0
Performance?
Monosilane Rod
mg-Si-Refining
Monosilane Granular
WACKER TCS-Rod

Source: REC Offering Memorandum (May 2006), REC Capital Markets Day (22/11/2006); WACKER estimates

WACKER POLYSILICON

GLOBAL CHALLENGES FUEL GROWTH: DIGITIZATION – GROWING WITH THE MARKET

Size matters – Correlation of Wafer Diameters and Growth



2,000
1,600
1,200
800
400
0
mnsqcm/month
76 mm
100 mm
125 mm
150 mm
200 mm
300 mm
1987
1989
1991
1993
1995
1997
1999
2001
2003
2005
2007

Source: SEMI, 2007

Strategy Focus:

- Growth driver 300 mm
- Grow with the market
- Close the margin gap to market leader
- Diversified customer base

Business Financials

€m	FY 06	FY 05	*Change in %*
Sales	1,263	925	*+ 37*
EBITDA	356	167	>+ *100*
EBITDA Margin	*28%*	*18%*	*+ 10*

siltronic perfect silicon solutions

ONGOING DIVERSIFICATION OF SEMI DEMAND WITH DOUBLE DIGIT GROWTH RATES

Semiconductor Growth: 2007



2007
Cell Phone Shipments
+10-15% (Units)
2007
PC Shipments
+10% (Units)
2007
Digital Camera
+6.5% (Units)
2007
MP3 Only Player
+20% (Units)
2007
Digital TV
+44% (Units)
Cell Phones/Mobile 19.5%
Wired Communications 6.0%
Industrial/Military 8.2%
Automotive 6.3%
Consumer 20.5%
PC/Computer 39.5%
$273.8B / +10.0%
2007

Sources: iSuppli/Gartner/SIA November 2006 Forecast

SIA

Nov 16, 2006 - SIA World Semiconductor Forecast presented by Semiconductor International

Key Messages

- Highest growth rates in Personal Technologies (MP3 players, digital TVs, multimedia cell phones)
- Further increasing share of non-PC based applications

siltronic perfect silicon solutions

ACCELERATED WAFER CAPACITY ADDITIONS TO SUPPORT OUR CUSTOMERS



2006 Q1 Q2 Q3 Q4
2007 Q1 Q2 Q3 Q4
2008 Q1 Q2 Q3 Q4
2009 Q1 Q2 Q3 Q4
2010 Q1 Q2 Q3 Q4
300 mm 285 kw/m
Existing capacity
Fab extension Freiberg finalized in December '06
300 mm Burghausen (+ 60 kw/m)
Fab extension
300 mm JV Singapore (+ 300 kw/m)
X
Construction of new fab
O

X Announcement ······· Ramp up O Full capacity available

Construction Progress of Joint Venture Siltronic/Samsung



August 2006
Preparing the ground



September 2006
Piling started



October 2006
Cornerstone laid



March 2007
Construction on track

siltronic perfect silicon solutions

SILTRONIC'S REGAINED STRENGTH: STRONG MARGIN IMPROVEMENT SINCE 2005

Productivity Gains and Cost Reduction Drive Profitability



EBITDA margin
Sales (€m)
50%
40%
30%
20%
10%
0%
400
300
200
100
0
1%
15%
22%
27%
24% 24%
30%
32%
Q1 Q2 Q3 Q4 Q1 Q2 Q3 Q4
2005
2006



150%
125%
100%
75%
50%
Productivity (area/FTE)
Sales Cost of Sales
Administration Cost of Sales
2004
2005
2006

2004 = 100%

Highlights 2006

- Sales up 37%
- EBITDA more than doubled driven by cost savings and productivity improvements in 300 mm
- 300 mm growth driven by memory applications
- 300 mm capacity at year end: 285 kw/m

siltronic perfect silicon solutions

DEVELOPING ASIAN MARKETS

Zhangjiagang: 200 kt siloxane + pyrogenic silica facilities



- Downstream facilities operational
- Pyrogenic silica facility ready by end of '07
- Capex: >€200 million for WACKER

Siloxane capacity

2006: 200 kt → +25% → **2010: 250 kt**

Burghausen / Nanjing: Dispersible powder for a growing market



- Accelerating capex in a tight market
- New dryers in Burghausen and Nanjing
- Capex: approx. €90 million

Dispersible Powder capacity

2006: 170 kt → +35% → **2010: 230 kt**

WACKER

PROJECTS TO MEET STRONG DEMAND

Burghausen:
Getting polysilicon to the market



- Adding 8,000 tons until end of 2009
- Accelerating Poly 6 (3,500t) in 2007
- Capex: approx. €500 million

Polysilicon capacity

2006: 6,500 t → +120% → **2010: 14,500 t**

Singapore:
300 mm wafers with Samsung



- „Monster fab" – 300,000 wafers per month
- Construction on track
- Capex: approx. US$1 billion
(approx. Financial Investment €150 million for WACKER)

300mm wafer capacity

2006: 285 kw/m → +132% → **2010: 660 kw/m**

WACKER

SUSTAINABILITY - A LONG TRADITION AT WACKER

Recent Selected Examples

- 29 Customer and 12 Safety and Environmental Protection Awards received from 2002 to 2005
- Reduction of VOC-emissions compared to output up to 25% for specific products
- Chlorine supply transferred to a mercury-free process with 20% reduced energy consumption in 2000
- 35 basic and 6 advanced training courses on health protection held from 2002 to 2005

THE GLOBAL COMPACT

National Environmental PerformanceTrack
U.S. Environmental Protection Agency

Selected Future Goals

- Reduce specific energy consumption by 10% until 2009
- Save 1,000 t of hydrogen chloride and 1,000 t of sodium hydroxide by 2008
- Promote students' knowledge of chemistry and the environment
- Prepare WACKER for demographic change

WACKER

RECORD YEAR 2006: STRONG GROWTH AND HEALTHY MARGINS

Advanced Materials

Growth!

Cost Position

Market Leadership

- Best year in the Group's history
- Growth mainly driven by volumes
- Capacity constraints
- Prices trending up
- Strong operating performance
- Rising 2006 raw material and energy prices absorbed

Focus on Growth and Margins

WACKER



WACKER CHEMIE AG – INVESTING IN GROWTH

April 2007

Dr. Peter-Alexander Wacker (CEO), Dr. Joachim Rauhut (CFO)

ISSUER, CONTACT AND ADDITIONAL INFORMATION

Issuer and contact:

Wacker Chemie AG
Hanns-Seidel-Platz 4
D-81737 Munich

Investor Relations
Mr. Joerg Hoffmann

Tel. +49 89 6279 1633
Fax +49 89 6279 2933

joerg.hoffmann@wacker.com
www.wacker.com

Additional information:

ISIN: DE000WCH8881

WKN: WCH888

Deutsche Börse: WCH

Ticker Bloomberg: CHM/WCK.GR

Ticker Reuters: CHE/WCHG.DE

Listing: Frankfurt Stock Exchange
Prime Standard

DEUTSCHE BÖRSE PRIME STANDARD

MDAX

STOXX creating success

WACKER

BACKUP

BACKUP

WACKER

TOP RAW MATERIAL AND ENERGY INCREASES: BY 50 M EUR IN 2006

Top raw materials

Rank of raw materials (2006)



Raw material
Si-Metal
Ethylene
Methanol
Platinum
Other

Costs of top raw materials 10 % on sales

Energy

Energy consumption electricity/steam (2006)



Burghausen
~3,100 GWh
Other sites
~1,300 GWh
Europe
Americas
Asia
Internal supply (hydro)
Internal supply (gas)
Mostly external supply

Energy costs nearly 5 % on sales

WACKER

CURRENCY: HIGH NATURAL HEDGE IN CHEMICALS – SILTRONIC MORE EXPOSED

External sales and net USD exposure 2006 (EUR Million)



Chemicals
1,946
165
Polysilicon
133
0
Siltronic
1,258
585
External sales 2006
Net USD exposure 2006

2006: 1 ct change in USD/Euro ratio has an impact of 6 M Euro on EBIT, unhedged

WACKER



WACKER

WACKER CHEMIE AG – INVESTING IN GROWTH

Post Q1-07 Investor visits

Joerg Hoffmann, Investor Relations

DISCLAIMER

The information contained in this presentation is for background purposes only and is subject to amendment, revision and updating. Certain statements contained in this presentation may be statements of future expectations and other forward-looking statements that are based on management's current views and assumptions and involve known and unknown risks and uncertainties. In addition to statements which are forward-looking by reason of context, including without limitation, statements referring to risk limitations, operational profitability, financial strength, performance targets, profitable growth opportunities, and risk adequate pricing, as well as the words "may, will, should, expects, plans, intends, anticipates, believes, estimates, predicts, or continue", "potential, future, or further", and similar expressions identify forward-looking statements. By their nature, forward-looking statements involve a number of risks, uncertainties and assumptions which could cause actual results or events to differ materially from those expressed or implied by the forward-looking statements. These include, among other factors, changing business or other market conditions and the prospects for growth anticipated by Wacker Chemie AG's management. These and other factors could adversely affect the outcome and financial effects of the plans and events described herein. Statements contained in this presentation regarding past trends or activities should not be taken as a representation that such trends or activities will continue in the future. Wacker Chemie AG does not undertake any obligation to update or revise any statements contained in this presentation, whether as a result of new information, future events or otherwise. In particular, you should not place undue reliance on forward-looking statements, which speak only as of the date of this presentation.

WACKER: HIGHLY INTEGRATED OPERATIONS BASED ON TWO KEY RAW MATERIALS



Raw Material
Upstream
Downstream
Customers' Industries
Silicon Metal
Siloxane
Pyrogenic Silica
Polysilicon
Silicones
Electronic Wafers
Solar Crystals
Construction
Automotive Suppliers
Paints and Coatings
Print and Paper
Hyperpure Silicon Wafers
Semiconductors
Solar Modules
Ethylene
VAM
PVAc
Ketene
Dispersible Powders
PVB
Fine Chem.
Construction
(Tile Adhesives, Dry Mortars)
Chewing Gum Base
Printing Inks / Coatings
Food
Household care products
Pharmaceuticals
Cosmetics

WACKER

STRONG START INTO 2007 – Q1 WITH 18% GROWTH IN SALES AND 45% IN EBITDA

WACKER €m	Q1 2007	Q1 2006	*Change in %*
Sales	943.7	798.5	+18
EBITDA	265.5	183.6	+45
EBIT	187.9	105.7	+78
Net Income	114.5	66.2	+73
EPS in €	2.30	1.49	+54
EBITDA margin	28.1%	23.0%	+22
EBIT margin	19.9%	13.2%	+51

STRONG EARNINGS CONTRIBUTION FROM SILTRONIC AND POLYSILICON

Q1 2007 Sales €943.7m


35%
38%
15%
9%
3%

Q1 2007 EBITDA €265.5m


22%
49%
15%
1%
12%

WACKER SILICONES	Sales + 8%	EBITDA - 1%
WACKER POLYMERS	Sales + 22%	EBITDA + 44%
WACKER FINE CHEMICALS	Sales + 4%	EBITDA - 38%
WACKER POLYSILICON	Sales + 8%	EBITDA + 8%
SILTRONIC	Sales + 32%	EBITDA + 88%

WACKER

FASTEST GROWTH IN ASIA

Americas	Europe	Asia *
Share of Sales: 19%	Share of Sales: 47%	Share of Sales: 34%
CAGR ('04-'06): 10%	CAGR ('04-'06): 8%	CAGR ('04-'06): 35%
Major Sites Adrian, MI Portland, OR	**Major Sites** Burghausen Freiberg Nünchritz	**Major Sites** Zhangjiagang, China Nanjing, China Singapore Hikari, Japan Akeno, Japan Calcutta, India

Sales by Region (€ m)



+ 2%
174
177
Q1/06
Q1/07



+ 16%
386
446
232
266
154
180
14%
17%
Europe w/o Germany
Germany
Q1/06
Q1/07



+ 34%
239*
321*
Q1/06
Q1/07

* including other regions

WACKER

STRONG FREE CASHFLOW IN Q1– €105 M PREPAYMENTS COLLECTED



WACKER Group
Structure of Balance Sheet (%)
Total €3.5bn
Total €3.5bn
Current Assets
38%
Fixed Assets
62%
32%
Accruals + Liabilities
10%
Pension Accruals
9%
Financial Debt
49%
Equity
March 31, 2007

Characteristics

- Fixed assets: € 2,152m
- Pension accruals: € 359m
- Net debt: € 143m vs. (down 61% vs. YE 2006)
- Prepayments received: € 105m
- Equity: € 1,699m (up 83% vs. YE 2006)
- Free Cashflow: € 224m (+21% over FY 2006)

WACKER

WACKER POLYMERS – SETTING THE STANDARDS

Production Volumes Dispersible Powders (VINNAPAS®)



kt per year
250
200
150
100
50
0
15 yrs. CAGR = 12%
1957
1961
1965
1969
1973
1977
1981
1985
1989
1993
1997
2001
2005

Drivers of Ongoing Growth

- Market tight for Dispersible Powder
- Substitution of traditional mortar and adhesive formulations
- Energy Conservation: EIFS
- Market development through Technical Centers

Strategy Focus

- Capitalize on market leadership
- Strong focus on cost & productivity
- Expanding in Asia

Business Financials

€m	Q1 07	Q1 06	*Change in %*
Sales	149	121	*+ 22*
EBITDA	34	24	*+ 44*
EBITDA margin	23	20	*+ 18*

WACKER POLYMERS

GLOBAL CHALLENGES FUEL GROWTH: ENERGY CONSERVATION

Exterior Insulation and Finish Systems (EIFS)

- Insulation for energy conservation
- Dispersible powder based adhesives: adhesion promotion between organic (e. g. polystyrene) and inorganic (masonry) surfaces



1. Masonry
2. Adhesive
3. Polystyrene
4. Basecoat
5. Fiber mesh
6. Top Coat
Dispersible Powder based solutions
1 2 3 4 5 4 6

Energy Savings Potential in Buildings up to 50% with EIFS

- About 1/3 of total energy in China used for heating and cooling of buildings
- Scientific project with Tsinghua University, Tongji University and South China University of Technology:



Average Energy Savings in %
60
50
40
30
20
10
0
Winter
Summer
Beijing
Shanghai
Guangzhou

WACKER POLYMERS

GLOBAL CHALLENGES FUEL GROWTH: WATER CONSERVATION

New Construction Techniques to stop Water Loss

Water supply



Waterproof linings for rain harvesting systems

Water transport



Sealing slurries to renovate waterways

- Restoration of deteriorating water treatment facilities and canals
- Increase in the use of rain harvesting systems to store rainwater and use for lawn and sanitation use

Up to 50% of Water is lost in ailing Supply Systems

Water system loss in selected cities *

Bangkok	38%
Calcutta	50%
Colombo	35%
Katmandu	40%
Lahore	40%
Manila	44%

* Source: Global Environmental Outlook 2000, UNEP

- Water conservation efforts will intensify as the shortage and value of water increases dramatically

WACKER SILICONES – PROACTIVE PARTNER FOR CUSTOMER SOLUTIONS

Silicone Consumption Per Capita in USD (2005*)


7,12
6,98
0,75
0,42
0,36
0,10
7,05
Δ = 6,61
0,44
NAFTA
EU
China
CIS
SAm
India

Drivers of Ongoing Growth

- Historical 20-Years growth GDP + 2-3%
- Strong regional growth potentials
- Increasing siloxane capacity by 25% to 250 kt/a through JV with Dow Corning until 2010

Strategy Focus

- Substitution of Thermoplastics and rubber
- Upgrading portfolio mix
- Regional growth in Asia

Business Financials

€m	Q1 07	Q1 06	*Change in %*
Sales	348	323	*+ 8*
EBITDA	64	65	*- 1*
EBITDA margin	*17 %*	*23 %*	*- 25*

WACKER SILICONES

*Source: Goldman Sachs, 11/2005

SUPERIOR SOLUTIONS: CERAMIFYING SILICONES IN FIRE PROTECTION

Fire Safety Cables Protect Human Life

- Assure power supply in fires up to 2 hours and 1100 °C (2012 °F)
- Ceramifying silicone rubbers best in fire performance. They are halogen free and produce limited smoke



Airport Munich Terminal 2
Only baggage handling required 40 km (25 mi) safety cables

Ceramifying Silicones Allow to Increase Productivity in Safety Cables

- Only ceramifiable INTEGRISIL® silicone forms a hard insulating ceramic, under fire conditions
- Increase manufacturing productivity up to 700%
- Exhibit superior flexibility in assembly
- Allow for weight reduction


jacket :
copper cladding,
silicone rubber or
cross-linked PE
processed up to
700 m/min
(2100 ft/min)
one step process
any length
conductor
Insulation:
ceramifiable silicone
no mica tape needed!
bedding:
ceramifiable silicone,
silicone/EPDM blend

DEVELOPING NEW MARKETS: SILICONES IN LEDs*

Improved Performance and Energy Efficiency







- Up to 50% energy savings with LED lighting compared to traditional sources
- Highly increased lifetime
- Extremely robust against mechanical stress
- Allows highly flexible lighting solutions due to instant switchability of color and tone

Unique Properties of Silicones for High Brightness LEDs


Light Emitted Forward
Plastic Lens
Silicone Encapsulent
InGaN Semiconductor Flip Chip
Cathode Lead
Gold Wire
Solder Connection
Reflector Cup
Heatsink Slug

Silicones Advantages

- Perfectly resistant against UV-Light from blue and white LEDs
- Superior heat resistance for high brightness and improved processability (lead free soldering at 260°C)

* LED = Light Emitting Diode

WACKER SILICONES

FINE CHEMICALS – REFOCUS ON PROFITABILITY AND SELECTIVE GROWTH OPPORTUNITIES

Organization and Markets in FINE CHEMICALS

Business Team	Markets	Competitive Advantage	Growth	Strategy
Biologics	Drugs, antibody fragments	Unique technology and IP position	↑	Capitalize on unique process technologies
Ingredients	Fragrances, food ingredients	Leader in niche markets with strong product portfolio	↑	Expand into new markets/applications
Chemicals	Catalogue chemicals	Technology leader	→	Adjust portfolio and improve profitability
	Exclusive Synthesis	Increasing competition and declining margins	↓	Exit

Strategy Focus

- Expand biotechnological businesses
- Capitalize on profitable chemical businesses
- Restructure unprofitable businesses

Business Financials

€m	Q1 07	Q1 06	*Change in %*
Sales	35	34	*+ 4*
EBITDA	4	6	*-38*
EBITDA margin	*10 %*	*17 %*	*- 41*

WACKER FINE CHEMICALS

GLOBAL CHALLENGES FUEL GROWTH: DIGITIZATION AND ENERGY CONSERVATION

Serving Two Industries with High Growth Rates



Semiconductor Market
8%*
Solar Market
24%*
Expected Annual Growth

* Source: WACKER estimates, Gartner 2007, EPIA 2007

Drivers of Ongoing Growth

- Tight market for polysilicon
- Ongoing digitization → semi industry
- Alternative Energy supply → solar industry

Strategy Focus

- Catching up to market leader
- Accelerate capacity additions to meet customer demand
- Expand technology leadership
- Leverage of integration

Business Financials

€m	Q1 07	Q1 06	*Change in %*
Sales	92	86	*+ 8*
EBITDA	34	31	*+ 8*
EBITDA margin	*36 %*	*36 %*	*+ 1*

WACKER POLYSILICON

THE PRICING FOR PV SYSTEMS WILL DETERMINE THE DEMAND AND SUPPLY RATIO.

Global Polysilicon Supply and Demand (in ktons; mg-Si included)

Status: 06/2007



250
200
150
100
50
0
2005
2006
2007
2008
2009
2010
2011
2012
Uncertain Capacities
Installed & announced capacities (incl. byproducts)
Combined Solar/Electronic Demand (Scenario 1)
Electronic Demand
Combined Solar/Electronic Demand (Scenario 2)

Sources Demand: Gartner 02/2007 (Electronic); Solar Scenario 1: Photon Consulting 04/2007; Solar Scenario 2: EPIA Dec 2006;
Sources Capacities: Industry announcements and WACKER estimates (06/2007)

WACKER

ANOTHER 15,000 T/A OF POLYSILICON BY 2010 TO SUPPORT OUR CUSTOMERS



2006 2007 2008 2009 2010
Q1 Q2 Q3 Q4 Q1 Q2 Q3 Q4 Q1 Q2 Q3 Q4 Q1 Q2 Q3 Q4 Q1 Q2 Q3 Q4
6,500 t/a
Existing capacity
Poly 4 addition finalized in November '06
+ 3,500 t/a
Burghausen ("Poly 6")
Accelerating schedule
+ 4,500 t/a
Burghausen ("Poly 7")
On track
+ 7,000 t/a
Burghausen ("Poly 8")
New Project
X Announcement
······· Ramp up
O Full capacity available

Construction Progress "Poly 6"



Poly 6

August 2006
Starting with process equipment installation



Poly 6

March 2007
Finally assembled TCS system

Construction Progress "Poly 7"



Poly 7

November 2006
Preparing the location



Poly 7

March 2007
Laying the foundations

WACKER POLYSILICON

WACKER'S TCS PROCESS HELPS TO IMPROVE THE ENERGY PAYBACK TIME OF SOLAR SYSTEMS

Energy consumption per kg solar silicon (rel. units)



Total process: silane production + deposition
3
2
1
0
Performance?
Monosilane Rod
mg-Si-Refining
Monosilane Granular
WACKER TCS-Rod

Source: REC Offering Memorandum (May 2006), REC Capital Markets Day (22/11/2006); WACKER estimates

WACKER POLYSILICON

GLOBAL CHALLENGES FUEL GROWTH: DIGITIZATION – GROWING WITH THE MARKET

Size matters – Correlation of Wafer Diameters and Growth



2,000
1,600
1,200
800
400
0
mnsqcm/month
76 mm
100 mm
125 mm
150 mm
200 mm
300 mm
1987
1989
1991
1993
1995
1997
1999
2001
2003
2005
2007

Source: SEMI, 2007

Strategy Focus:

- Growth driver 300 mm
- Grow with the market
- Close the margin gap to market leader
- Diversified customer base

Business Financials

€m	Q1 07	Q1 06	*Change in %*
Sales	377	286	*+ 32*
EBITDA	130	69	*+ 88*
EBITDA margin	*35 %*	*24 %*	*+ 43*

siltronic perfect silicon solutions

ONGOING DIVERSIFICATION OF SEMI DEMAND WITH DOUBLE DIGIT GROWTH RATES

Semiconductor Growth: 2007



2007
Cell Phone Shipments
+10-15% (Units)
2007
PC Shipments
+10% (Units)
2007
Digital Camera
+6.5% (Units)
2007
MP3 Only Player
+20% (Units)
2007
Digital TV
+44% (Units)
Cell Phones/Mobile 19.5%
Wired Communications 6.0%
Industrial/Military 8.2%
Automotive 6.3%
Consumer 20.5%
PC/Computer 39.6%
$273.8B / +10.0%
2007

Sources: ISuppli/Gartner/SIA November 2006 Forecast

SIA Semiconductor Industry Association

Nov. 16, 2006 - SIA World Semiconductor Forecast presented by Semiconductor International

Key Messages

- Highest growth rates in Personal Technologies (MP3 players, digital TVs, multimedia cell phones)
- Further increasing share of non-PC based applications

siltronic perfect silicon solutions

ACCELERATED WAFER CAPACITY ADDITIONS TO SUPPORT OUR CUSTOMERS


2006 2007 2008 2009 2010
Q1 Q2 Q3 Q4 Q1 Q2 Q3 Q4 Q1 Q2 Q3 Q4 Q1 Q2 Q3 Q4 Q1 Q2 Q3 Q4
300 mm 285 kw/m
Existing capacity
Fab extension Freiberg finalized in December '06
300 mm Burghausen (+ 60 kw/m)
Fab extension
300 mm JV Singapore (+ 300 kw/m)
Construction of new fab
X
O
O

X Announcement ······· Ramp up O Full capacity available

Construction Progress of Joint Venture Siltronic/Samsung



August 2006
Preparing the ground



September 2006
Piling started



October 2006
Cornerstone laid



March 2007
Construction on track

siltronic perfect silicon solutions

DEVELOPING ASIAN MARKETS

Zhangjiagang: 200 kt siloxane + pyrogenic silica facilities



- Downstream facilities operational
- Pyrogenic silica facility ready by end of '07
- Capex: >€200 million for WACKER

Siloxane capacity

2006: 200 kt → +25% → **2010: 250 kt**

Burghausen / Nanjing: Dispersible powder for a growing market



- Accelerating capex in a tight market
- New dryers in Burghausen and Nanjing
- Capex: approx. €90 million

Dispersible Powder capacity

2006: 170 kt → +35% → **2010: 230 kt**

WACKER

PROJECTS TO MEET STRONG DEMAND

Burghausen: Getting polysilicon to the market



- Adding 15,000 tons until end of 2010
- Poly 8 – 7,000 tons just announced
- Capex: approx. €900 million

Polysilicon capacity

2006: 6,500 t → **+231%** → **2010: 21,500 t**

Singapore: 300 mm wafers with Samsung



- „Monster fab" – 300,000 wafers per month
- Construction on track
- Capex: approx. US$1 billion
(approx. Financial Investment €150 million for WACKER)

300mm wafer capacity

2006: 285 kw/m → **+132%** → **2010: 660 kw/m**

WACKER

RECORD YEAR 2006: STRONG GROWTH AND HEALTHY MARGINS

Advanced Materials

Growth!

Cost Position

Market Leadership

- **Best year in the Group's history**
- **Growth mainly driven by volumes**
- **Capacity constraints**
- **Prices trending up**
- **Strong operating performance**
- **Rising 2006 raw material and energy prices absorbed**

Focus on Growth and Margins

WACKER



WACKER

WACKER CHEMIE AG – INVESTING IN GROWTH

Post Q1-07 Citigroup Investment Research, German Jour Fixe – London

Joerg Hoffmann, Investor Relations

ISSUER, CONTACT AND ADDITIONAL INFORMATION

Issuer and contact:

Wacker Chemie AG
Hanns-Seidel-Platz 4
D-81737 Munich

Investor Relations
Mr. Joerg Hoffmann

Tel. +49 89 6279 1633
Fax +49 89 6279 2933

joerg.hoffmann@wacker.com
www.wacker.com

Additional information:

ISIN: DE000WCH8881

WKN: WCH888

Deutsche Börse: WCH

Ticker Bloomberg: CHM/WCK.GR

Ticker Reuters: CHE/WCHG.DE

Listing: Frankfurt Stock Exchange
Prime Standard

DEUTSCHE BÖRSE
PRIME STANDARD

MDAX
STOXX
creating success

WACKER

BACKUP

TOP RAW MATERIAL AND ENERGY INCREASES: BY 50 M EUR IN 2006

Top raw materials

Rank of raw materials (2006)



Raw material
Si-Metal
Ethylene
Methanol
Platinum
Other

Costs of top raw materials 10 % on sales

Energy

Energy consumption electricity/steam (2006)



Burghausen
~3,100 GWh
Other sites
~1,300 GWh
Europe
Americas
Asia
Internal supply (hydro)
Internal supply (gas)
Mostly external supply

Energy costs nearly 5 % on sales

WACKER

CURRENCY: HIGH NATURAL HEDGE IN CHEMICALS – SILTRONIC MORE EXPOSED

External sales and net USD exposure 2006 (EUR Million)



Chemicals
1,946
165
Polysilicon
133
0
Siltronic
1,258
585
External sales 2006
Net USD exposure 2006

2006: 1 ct change in USD/Euro ratio has an impact of 7 M Euro on EBIT, unhedged

WACKER

Wacker Chemie AG
Hanns-Seidel-Platz 4
81737 München, Germany
www.wacker.com

PRESS RELEASE

Number 14

WACKER SILICONES EXPANDS CAPACITY FOR SILICONE RUBBER COMPOUNDS

Munich, March 28, 2007 – WACKER SILICONES, a division of Wacker Chemie AG, is expanding its capacity for ready-to-use silicone rubber compounds, which it markets under the tradename "SILMIX® - compounded excellence." The expansion involves the company setting up a new finishing plant in Plzeň, under the management of its Czech subsidiary, Wacker Chemie s.r.o. With demand growing for ready-to-use silicone rubber, WACKER intends to satisfy its customers' needs even more flexibly than before.

"Our customers want us to deliver silicone-rubber compounds fast," says Dr. Fridolin Stary, head of the Elastomers business unit at WACKER SILICONES. "At the same time, they demand plenty of flexibility when specifying individual product parameters," he continues. The new plant targets these two key customer requirements. "To best serve our market, with its focus on low-volume orders, we needed a good alternative to the large-scale operations at the Burghausen and Nünchritz sites."

The new Plzeň-based plant is scheduled to start up in the next few weeks. With about 20 employees, it will produce an increasing share of the compounds previously manufactured in Burghausen. WACKER SILICONES plans to raise capacity gradually, thereby ensuring the high quality of its ready-to-use silicone rubber grades.

WACKER

Silicone Rubber Compounds

SILMIX® heat-curing silicone rubber compounds are ready-to-use products. They are manufactured in a complex finishing process called "compounding," where the crosslinker, pigment and other additives are mixed into the rubber base. Typical applications range from automotive gaskets, through cable insulation, to the rubber-coated rolls in photocopiers.

WACKER SILICONES

WACKER SILICONES is a world-leading silicones manufacturer with over 3,000 highly specialized and innovative products. The division's portfolio ranges from silicone fluids, emulsions, resins, elastomers and sealants to silanes and pyrogenic silicas. These products are noted for their significant value-adding potential – enhancing both the benefits and performance of customers' end products. WACKER SILICONES products find application in such sectors as construction, chemicals, cosmetics, textiles, motor vehicles, paper and electronics. In 2006, WACKER SILICONES generated some 37 % of Group sales.

WACKER

For further information, please contact:
Wacker Chemie AG
Media Relations & Information
Christof Bachmair
Tel. +49 89 6279-1830
Fax: +49 89 6279-1239
christof.bachmair@wacker.com

The company in brief:
WACKER is a globally active chemical company with some 14,700 employees and annual sales of around €3.34 billion (2006).
WACKER has 22 production sites and over 100 sales offices worldwide.

WACKER SILICONES
Silicone fluids, emulsions, rubber and resins; silanes; pyrogenic silicas; thermoplastic silicone elastomers

WACKER POLYMERS
Dispersible polymer powders and dispersions for applications in the construction industry; solid resins; surface coating resins; polyvinyl butyrals

WACKER FINE CHEMICALS
Fine chemicals, biologics and other biotech products such as cyclodextrins and cysteine

WACKER POLYSILICON
Polysilicon for the semiconductor and photovoltaics industries

Siltronic
Hyperpure silicon wafers and monocrystals for semiconductor devices

WACKER

Wacker Chemie AG
Hanns-Seidel-Platz 4
81737 München, Germany
www.wacker.com

PRESS RELEASE

Number 17

WACKER Opens a Construction Applications Technical Center in Beijing

Munich/Beijing, April 18, 2007 – Today, WACKER, the Munich-based chemical group, officially opens its new Beijing technical center for construction applications. The center's lab facilities will develop and test construction-sector polymeric binders. The new center boosts WACKER's presence in China by helping to expand its share of the region's high-growth construction-polymer market. The investment offers customers optimum local support for new product developments and promotes internationally recognized quality standards in the construction industry.

The Beijing technical center will focus on developing formulations and meeting requirements of local construction-industry customers particularly with regard to northern China's raw materials and environmental conditions. Located in the Beijing Economic-Technological Development Area, the 980 m^2 center includes a sales office, as well as lab and training facilities. With a sales office and technical center under one roof, the sales and development teams can now collaborate more closely to deliver optimal customer support.

WACKER's technical center in Beijing aims to serve northern China's expanding markets, enabling the Group to reinforce its position as the technology leader for high-quality construction chemicals. "The

WACKER

Beijing technical center is a further major milestone in our Chinese growth strategy," said Dr. Rudolf Staudigl, Wacker Chemie AG's Executive Board member responsible for Asia, during an opening ceremony. "Our primary goal is to offer our customers from the Chinese construction industry products and solutions perfectly matched to their requirements and thereby help them to enhance their own business success. The new technical center allows us to provide better support than ever in helping our Chinese customers to develop new product applications."

A key focus is on VINNAPAS® dispersible polymer powder formulations for the manufacture of polymer-modified dry-mix mortars. WACKER conducts research on country-specific construction applications, tests local materials and offers advice on construction-chemical questions. The state-of-the-art labs include facilities such as climate chambers with integrated weathering test walls. These are used to test exterior insulation and finish systems under various climatic conditions and to check the specific materials' resistance and efficiency. Such tests are a great way to raise the profile of high-quality construction materials and help spread their use in China. By working closely with universities, scientific institutes, standards committees and the authorities, WACKER also plays a key role in the wording of quality standards and regulations for the use of dry-mix mortars in China.

"China is growing much faster than the global average. In just a few years, it will be one of the largest chemical markets in the world. That's why we brought a spray dryer for dispersible polymer powders on stream at our Zhangjiagang site back in 2005," explained Arno

von der Eltz, President of WACKER POLYMERS. "We expect to start construction work on a new production plant for dispersible polymer powders at our Nanjing site this year. This plant will mean our local customers will be optimally supplied and supported."

China's growing demand for VINNAPAS® dispersible polymer powders is chiefly due to the need for dependable, lightweight and energy-efficient building materials. Increasingly, Chinese houses are being lined with exterior insulation and finish systems (EIFS). VINNAPAS® is a major component of the specialty mortars used in these systems. The dispersible polymer powder ensures that the individual layers which make up such systems are bonded together permanently. Inside the mortar itself, VINNAPAS® forms a polymeric film that not only improves the adhesion of the mortar, but also makes it more flexible and resistant to impact. As a result, the insulating system offers greater durability and much more resistance to weathering and wear and tear than its unmodified counterparts.

VINNAPAS® Dispersible Polymer Powders

VINNAPAS® dispersible polymer powders and dispersions are thermoplastic, plasticizer-free polymers derived primarily from vinyl acetate and ethylene. In 1957, WACKER chemists first succeeded in industrially manufacturing the first powder binder as an additive for dry-mortar mixes. That same year, the first spray dryer for dispersible polymer powders started operating. Today, WACKER POLYMERS is a global market and technology leader in the field of vinyl acetate-based copolymers and terpolymers – marketed worldwide under the VINNAPAS® trademark.

WACKER

Through its offices in Shanghai, Beijing, Guangzhou and Hong Kong, WACKER POLYMERS has now established a presence in all of China's key economic centers. VINNAPAS® dispersible polymer powders and dispersions are used in diverse building applications such as exterior insulation and finish systems, construction and tile adhesives, screeds, self-leveling flooring compounds, plasters, repair mortars, fillers and cementitious sealing slurries.

WACKER POLYMERS

WACKER POLYMERS is a leading producer of state-of-the-art binders and polymer additives in the form of dispersible polymer powders and dispersions, polyvinyl acetates, surface coating resins, polyvinyl butyrals and polyvinyl alcohol solutions. These products are used by companies in industries such as construction, automotive, paper and adhesives, as well as by manufacturers of printing inks and surface coatings. WACKER POLYMERS has production sites in Germany, China and the USA, as well as a global sales network and technology centers in all major regions.

WACKER



Product test: In close collaboration with customers and partners, WACKER's Technical Centers globally test different properties of VINNAPAS® modified products for the construction industry. VINNAPAS® polymer powders and dispersions imparts to the end product, a.o., improved workability, good adhesion to all substrates, increased flexibility, water repellency and abrasion resistance (photo: Wacker Chemie AG).

Application of an EIFS: The base coat with embedded glassfiber mesh above the expanded polystyrene board can be clearly seen. Finally, the finish coat is applied (photo: Wacker Chemie AG).



Note for editors: Pictures are available at:
www.wacker.com/presspictures

WACKER

For further information, please contact:
Wacker Chemie AG
Media Relations & Information
Nadine Baumgartl
Tel. +49 89 6279-1604
Fax +49 89 6279-2604
nadine.baumgartl@wacker.com

The company in brief:
WACKER is a globally active chemical company with 14,700 employees and annual sales of around €3.34 billion (2006).
WACKER has 22 production sites and over 100 sales offices worldwide.

WACKER SILICONES
Silicone fluids, emulsions, rubber and resins; silanes; pyrogenic silicas; thermoplastic silicone elastomers

WACKER POLYMERS
Dispersible polymer powders and dispersions for applications in the construction industry; PVAc solid resins; VC copolymers; polyvinyl butyrals and acetates

WACKER FINE CHEMICALS
Fine chemicals, biologics and other biotech products such as cyclodextrins and cysteine

WACKER POLYSILICON
Polysilicon for the semiconductor and photovoltaics industries

Siltronic
Hyperpure silicon wafers and monocrystals for semiconductor devices

WACKER

Wacker Chemie AG
Hanns-Seidel-Platz 4
81737 München, Germany
www.wacker.com

PRESS RELEASE

Number 19

WACKER SILICONES Adjusts Prices for HDK® Pyrogenic Silica Products

Munich, May 3, 2007 – Effective with confirmed deliveries made on or after July 1, 2007, WACKER SILICONES will raise prices for its HDK® brand of pyrogenic silica products by 7 percent. The price adjustment applies to business in the Americas, Europe, the Near & Middle East, South East Asia and Australia.

Despite ongoing cost optimizing measures and productivity improvement programs, persistently rising raw material, energy, packaging and transportation costs make this step inevitable. The price adjustments will ensure that WACKER's customers will continue to receive high-quality products, technology innovations and the highest level of customized service and technical support available.

WACKER has been producing HDK® pyrogenic silica since almost 40 years and has developed a high level of expertise in this field. Chemically, pyrogenic silica consists of ultra-pure amorphous silicon dioxide and has the appearance of a light white powder. HDK® is used as an active filler in silicone elastomers, as a thixotropic agent in coatings, printing inks, adhesives, UP resins and plastisols or as a flow aid, for example in the cosmetics, pharmaceutical and food-processing industries.

WACKER

WACKER SILICONES

WACKER SILICONES is a world-leading silicones manufacturer with over 3,000 highly specialized and innovative products. The business division's portfolio ranges from silicone fluids, emulsions, resins, elastomers and sealants to silanes and pyrogenic silicas. These products stand out via their significant value-adding potential – enhancing both the benefits and performance of custômers' end products. Products from WACKER SILICONES find application in such sectors as construction, chemicals, cosmetics, textiles, automotive, paper and electronics. In 2006, WACKER SILICONES generated some 37 % of Group sales.

WACKER

For further information, please contact:
Wacker Chemie AG
Media Relations & Information
Florian Degenhart
Tel. +49 89 6279-1601
Fax +49 89 6279-2877
florian.degenhart@wacker.com

The company in brief:
WACKER is a globally active chemical company with some 14,700 employees and annual sales of around €3.34 billion (2006, IFRS-compliant).
WACKER has 22 production sites and over 100 sales offices worldwide.

WACKER SILICONES
Silicone fluids, emulsions, rubber and resins; silanes; pyrogenic silicas; thermoplastic silicone elastomers

WACKER POLYMERS
Dispersible polymer powders and dispersions for applications in the construction industry; solid resins; surface coating resins; polyvinyl butyrals

WACKER FINE CHEMICALS
Fine chemicals, biologics and other biotech products, such as cyclodextrins and cysteine

WACKER POLYSILICON
Polysilicon for the semiconductor and photovoltaics industries

Siltronic
Hyperpure silicon wafers and monocrystals for semiconductor devices

WACKER

Embargoed
from 29 May 2007until delivery

Shareholders' meeting
2006 financial year

Speech by
Dr Peter-Alexander Wacker,
Chairman of the Board,
Wacker Chemie AG, Munich

29 May 2007
International Congress Center Munich (ICM)

The valid version is what was spoken in German at the Annual Shareholder Meeting.

Dear shareholders,
colleagues,
representatives of the media,
ladies and gentlemen,

Welcome to the 2007 shareholders' meeting of Wacker Chemie AG! On behalf of the Board may I bid you all a very warm welcome.

This is a first time for all of us: for you, our valued shareholders, and for WACKER. And for me, too, this event is the first of its kind. This is a day I have been looking forward to. For the first time, we are looking back over a year as a listed MDAX company. As you will gather from my report, this year is something we can be proud of. At WACKER we've got the chemistry right!

It is now thirteen months since we went public in April 2006, and today we are taking stock. You will see that we have far exceeded our original goals: 2006 was a special – not to say historical – year for WACKER, partly because of our successful stock market flotation but also, and primarily, because of the excellent growth of our business. 2006 was the best year WACKER has ever had in the history of the group. This applies both to turnover and to profits.

WACKER is well and truly an international company. We now make around 80 per cent of our turnover outside Germany. We have a substantial involvement in areas which have recently started to take off and which still have great future potential – in Asia, for example, but also in Eastern Europe. This gives enormous impetus to our worldwide business, and allows us to benefit extensively from the continuing upturn in the world economy.

Once again, the main driver behind this growth was Asia, and particularly China. However, gross domestic product figures in both Europe and the US also rose strongly.

In Germany we are finally seeing an unmistakable revival in the economy after years of stagnation. In the past year, for example, gross domestic product in

Germany rose by 2.7 per cent, and leading financial institutions are forecasting growth – of 2.4 per cent – for 2007 also.

Our chemical divisions, WACKER POLYSILICON and the Siltronic semiconductor business, have strongly improved their position. By making use of the right strategies and implementing them consistently, these divisions have achieved volume growth in double figures.

However, these positive trends mask a number of widely varying factors. We were faced with severe difficulties in the market, and these placed severe demands upon us:

- The effects of the weak US dollar exchange rate made themselves felt, but over the year we were able to more than compensate for these.
- The same is true of the dramatic rises in the prices of energy and raw materials. And we are not talking about trifling amounts here: since the start of 2006, the price of ethylene, an important raw material for us, has risen by 23 per cent. The price of methanol has gone up by almost 60 per cent. For natural gas – which we use to generate power and process steam – we had to pay about 45 per cent more at the end of 2006 than the year before. Overall, last year we had to face price increases of around 50 million euros for our main raw materials and our energy.

Our response has been to substantially increase operational efficiency in almost all divisions, thereby improving our cost position. This can be seen, for instance, in the markedly higher labour productivity figures.

We are particularly pleased that we managed to implement price increases in some sectors. That is no easy task in a situation where many markets are experiencing substantial competitive pressures and falling prices.

In 2006, WACKER achieved a group turnover of 3.3 billion euros. This is an increase of 21 per cent on the previous year – a rate of growth that many other chemical companies have nowhere near managed to achieve. In comparison, overall turnover growth in the chemicals industry in Germany was 6 per cent. Only

by looking at the conditions we had to deal with, though, does the company's real achievement become apparent. In terms of growth we have made a great step forward, making us one of the leading companies in our sector.

Even stronger growth was seen in earnings, which is ultimately what really counts. The rise in earnings was proportionately greater than that in turnover.

The EBITDA figure – earnings before interest, taxes and depreciation – rose to 786 million euros. When adjusted for favourable special items from 2005 amounting to 47 million euros, the increase was 39 per cent. The EBITDA margin also rose once more, to approximately 24 per cent.

Earnings before interest and taxes increased by more than 70 per cent in 2006 to almost 460 million euros. Return on investment is now at 18 per cent, so we have earned well over our cost of capital.

The bottom line is that we made 311 million euros during the past financial year. This means that we have more than doubled group earnings compared to the previous year! Earnings per share are EUR 6.46.

Ladies and gentlemen, I am very happy with these results. I would like here to make special mention of the people who made this success possible:

- My colleagues on the board – a truly great team.
- Our management.
- And a very special mention to our staff, who have shown outstanding commitment in every division.

My sincere thanks to you all. This is a team that you – and WACKER – can be proud of!

This vigorous growth in turnover and earnings is essentially caused by three factors:

- Firstly, the continuing pace of growth in our semiconductor business. The boom in mobile communications has played a major role here. In 2006

worldwide sales of mobile phones were around 20 per cent higher than in the previous year, and MP3 sales rose by as much as 50 per cent. Demand for our silicon wafers, used in the manufacture of processors and memory modules, increased accordingly.

- Secondly, high volume growth in the chemicals divisions with good capacity utilisation at the same time. Demand for our dispersion powders from the construction industry, an important sector for us, has been so high that we were running our plants at full capacity for the whole year, despite the fact that this is a seasonal business. This was the only way we could even come close to meeting our customers' requirements.
- Thirdly, a continuous improvement in productivity in our operational business. WACKER POLYSILICON is a good example: here we have increased output in our existing facilities. This made a major contribution to the volume growth that we achieved.

There was also a special factor. The usual seasonal downturn in the chemicals business during the 4th quarter was less severe this time than in previous years. This was because of the unusually mild winter; on many building sites, work more or less continued without any shutdown. This resulted in an uninterrupted high level of demand for products for the construction industry.

Net cash flow was 185 million euros, exceeding the previous year's figure by almost 16 per cent. This increase again underlines the operating strength of our company. The result is remarkable because, during the same period, investments rose by 76 per cent to 525 million euros.

Some strategic decisions underlie this figure. In view of the high level of demand and the capacity bottlenecks in many products, we put a number of expansion projects into action earlier than expected, bringing forward planned capital investments. In relation to annual turnover, our capital investment rate was just 16 per cent – once again a high figure.

We concentrated our investments mainly on four major projects of strategic importance:

- Expanding our capacity in polysilicon. Polycrystalline pure silicon is a key material for the boom sectors of solar technology and semiconductors. WACKER POLYSILICON is therefore building two new production facilities at the Burghausen site; these will have a combined annual capacity of 8,000 tonnes. We are investing around 500 million euros in these two projects in order to meet the rapid growth in demand from our customers.

- Expanding production of 300-millimetre wafers. More and more semiconductor manufacturers are changing their production over to 300-millimetre silicon wafers, as the larger-format wafers give our customers a cost benefit of about 30 per cent. In the past year alone, semiconductor manufacturers have started to build 25 new factories for this size of wafer. Siltronic is implementing a comprehensive expansion programme: the division has expanded its monthly output of 300-millimetre wafers to 200,000 at its Freiberg plant in Saxony. At the Burghausen site, production capacity will be almost doubled to 135,000 wafers per month. Total investment in these two projects amounts to around 130 million euros.

  Siltronic is building a completely new 300-millimetre production facility in Singapore. In a joint venture with our customer Samsung Electronics, we are together investing around one billion US dollars. By 2010 the new factory will have a monthly capacity of 300,000 wafers. This joint venture between a wafer manufacturer and a chip producer is a new phenomenon in the semiconductor industry, and creates a typical win-win situation for both partners:
  - It spreads the substantial capital investment costs.
  - Samsung Electronics secures its supply of 300-millimetre wafers.
  - Siltronic strengthens its relationship with one of its biggest customers.

- Expanding our siloxane production. Silicones can be used almost everywhere, and are being adopted for more and more applications, such as car manufacture, textile production, electronics and medical technology. For this reason, WACKER SILICONES further expanded its production facilities

in the autumn of 2006 with its new monomer plant in Nünchritz in Saxony. The facility mainly produces siloxane, the precursor material for silicone. Siloxane capacity at Nünchritz is now 100,000 tonnes per year – the same as in Burghausen.

At our Zhangjiagang site in China we opened production plants for silicone elastomers and sealants. Our joint siloxane production plant with our partner Dow Corning is also under construction at the same location, together with a plant for the manufacture of pyrogenic silicic-acid esters. WACKER's investment in these two joint projects amounts to more than 200 million euros. Once the project is complete, we and our partner will have the largest and most up-to-date silicone facility in the world.

- Building new factories for the production of dispersion powders. Demand for our dispersion powders is rising rapidly. They are used in heat insulation systems, tile adhesives and dry mortar mixes, among other applications. For this reason, WACKER POLYMERS is building a new production plant at its Burghausen site. With an annual capacity of 30,000 tonnes it will be the largest ever in the world. It is expected to come into operation in the middle of the year. Another plant of a similar size is planned for Nanjing in China. Capital investment of around 50 million euros has been earmarked for the Nanjing plant alone.

A very important cornerstone of WACKER's competitiveness is our innovation. This in turn is closely linked to our expenditure on research and development. The group invested 152 million euros on this last year. The level of our research funding was once again around 5 per cent in 2006 – a level well in excess of many other chemicals companies.

Research in the various divisions was focused, for example, on the development of new hybrid polymers at WACKER SILICONES and on coating technologies for silicon wafers at Siltronic. In the field of basic research, we covered – among other subjects – new biotechnical processes, and functional materials for producing energy from renewable sources.

And now for a look at our sales markets. I would particularly like to draw your attention to one particular fact: in 2006 we greatly increased our turnover in every region. In terms of regions, the drivers of our growth were once again our non-domestic markets, particularly Asia and specifically China. Compared with the previous year, sales outside Germany increased by around 23 per cent to 2.7 billion euros. As mentioned earlier, that accounts for a good 80 per cent of our total turnover.

With a turnover of 961 million euros and a share of almost 30 per cent of the group's turnover, Asia has become our biggest market, China alone accounting for half of this. Our product portfolio is bringing us a 50 per cent growth in sales there, making China by far our leading market in Asia. You will be aware that China is growing more rapidly than the world market, and is already the world's third-largest market – after the US and Japan – for chemical products.

This is not the only reason why Asia will become increasingly important for our entire business over the next few years. For example, manufacturers of semiconductors in the region are already taking more than half of the wafers produced in the world. The upward trend is set to continue.

Almost at the same level as Asia are the non-German markets in Europe, accounting for 960 million euros. Here, too, we achieved significant turnover growth of more than 14 per cent over the previous year. We have shown particular improvement in Eastern Europe, especially in building applications.

Business on the American continent has also improved, and we achieved turnover of 660 million euros during 2006 – 7 per cent up on the previous year.

There was gratifying progress in Germany, where business increased markedly. Our domestic turnover in 2006 reached almost 660 million euros – an increase of 15 per cent.

Sustained growth in our business creates more jobs, and the number of employees in the group rose slightly during 2006. At 31 December there were almost 14,700 people working for WACKER throughout the world, 1.6 per cent more than the previous year. Of these, roughly 11,300 work in Germany and 3,400 abroad. The increase in staff numbers is, of course, closely linked to our capacity expansion projects, particularly in the areas of silicones, polymers and polysilicon.

Allow me to summarise: our figures prove, all along the line, that WACKER is on the right course. Our investment in the sustained growth of the group and the restructuring measures of the last few years are now paying off. This can be measured in the growth in turnover and earnings. In 2006 we continued, consistently and successfully, along our path of profitable growth.

As I briefly outline developments in our five divisions, I note that all the areas of importance are on the way up.

WACKER SILICONES achieved a total turnover of 1.29 billion euros in 2006. The division thus improved by 15 per cent, essentially as the result of substantial increases in volume sales. In terms of profits, too, WACKER SILICONES improved markedly. It achieved earnings before interest, taxes and depreciation of more than 230 million euros – 10 per cent up on the previous year.

WACKER POLYMERS achieved a total turnover of 560 million euros in 2006 – 18 per cent up on the previous year. An important contributory factor was the growing business in dispersion powders. At 107 million euros, EBITDA was just 8 per cent up on the previous year's figure, reflecting the effects of the sharp rises in the costs of raw materials and energy. In response to this movement, WACKER POLYMERS implemented price increases, which have been producing effective results since the start of the current financial year.

WACKER FINE CHEMICALS: The customers of this division include growth sectors such as the pharmaceuticals industry and cosmetics manufacturers. In 2006 the division increased its total turnover by 2 per cent to 113 million euros, but its EBITDA of around 11 million euros was not up to the previous year's level. The

reason for this is the falling prices for standard products, which are facing growing competition from India and China. In response to this, the division refocused its business portfolio, and is now consolidating its activities in the area of custom synthesis. In contrast, sales of biotechnically produced pharma proteins performed well. Demand for cyclodextrins and cysteine was at a record level during 2006.

WACKER POLYSILICON increased turnover by 13 per cent in 2006, reaching 326 million euros. This figure is based on a greater volume of sales, resulting from successful initiatives to increase output. Increased selling prices also had a positive effect on turnover growth. The expansion of capacity from 5,500 to 6,500 tonnes per year was completed at the end of the year as planned. Earnings grew even more than turnover: EBITDA amounted to 118 million euros, 31 per cent more than the previous year.

Siltronic achieved turnover of 1.26 billion euros in 2006: our semiconductor business thus had a turnover 37 per cent higher than in the previous year. The reasons for this were a marked increase in volume sales, an improved product mix in favour of the 300-mm wafer, and higher average revenues. Profits rose considerably more even than turnover: with an EBITDA of 356 million euros, in 2005 Siltronic more than doubled the previous year's figure.

This is the overall scenario in which we have been operating since our stock exchange listing. If you look at the movement of our fledgling shares, you will certainly agree with me that the equity story of Wacker Chemie AG is a success!

The motto for our flotation was a clear one: growth and profitability. Many analysts – and you, too, as investors – support and appreciate this course.

At our flotation in April 2006, shares were oversubscribed 18 times. With an issue volume of 1.2 billion euros, our shares were last year's second-largest new issue in Germany! That, ladies and gentlemen, is something to be proud of.

Approximately 1.1 per cent of the issue was offered to the staff and directors as part of a preferential allocation. What happened next was a pleasant surprise for

us: about 50 per cent of staff decided in favour of the offer. In other companies the response has been, at best, 25 per cent. We were delighted with this demonstration of interest, and especially with the signal it sent – that our staff declared their support for the company, and showed their confidence in the company's future. For me, that is once again proof that at WACKER we've got the chemistry right!

In the second half of the year, the initial volatility of the shares gave way to an unbroken rise in price. WACKER shares ended the year at a price that was almost 10 per cent higher than the initial issue. On 19 June 2006, WACKER shares were included in the MDAX.

We supported our first year on the stock exchange with a variety of investor relations activities. The programme included a total of 12 roadshows both at home and abroad, together with international investor conferences and teleconferencing events. As part of the IPO alone, I held 256 investors' meetings in just two weeks. A number of analysts from well-known financial institutions are observing developments in the company. Since that time, 18 leading international banks have taken WACKER shares into their permanent coverage, regularly publishing studies and analyses of the company.

So much for events last year. I think our figures speak for themselves. In our first year as a listed company we increased our turnover and, even more, our profits. Our strategic capital investment projects made substantial progress over the past year.

WACKER's financial position is more solid than ever before – not least as a result of its successful stock market flotation. You can see it in our balance sheet figures:

- We have reduced our net liabilities by almost two-thirds – from over 900 million euros at the end of 2005 to around 370 million euros at the end of 2006.
- Our equity ratio is almost 50 per cent.

The bottom line is that WACKER is more soundly based than ever before. We set new records in 2006, both in our operational effectiveness and in the internal structuring of the group.

And of course you, our valued shareholders, are also to participate in this success. Here at the shareholders' meeting the Board of Directors and the Supervisory Board put the following proposal to you:

- Firstly, to pay a dividend of 2 euros for each dividend-bearing share. This gives a dividend return of 2 per cent in relation to the price of WACKER shares at the end of 2006.
- Secondly, to pay a one-off special bonus of 50 cents per share. By doing this, we wish to reward in particular the confidence you as investors showed in us at the IPO.

We feel sure that this is an appropriate way for shareholders to share in the company's success, and so we request your approval.

The company's achievements in 2006 put it in an excellent position at the start of the new financial year and, at the same time, set the bar even higher.

The start of the new year has been very positive. The progress of our business is good: in the first quarter of 2007 we exceeded the comparative figures for last year by a substantial margin:

- Group turnover rose to more than 940 million euros – up by 18 per cent.
- Profits rose even more: between January and March 2007 we made 266 million euros before interest, taxes and depreciation. The EBITDA margin thus goes up to more than 28 per cent.
- Overall we made group profits of 115 million euros during the first quarter of 2007 – exceeding the previous year's value by 73 per cent.
- Net cash flow is a particularly impressive demonstration of the group's operating strength: the balance of the inflow of funds from current business and the outflow of funds from investment activity amounted to 224 million euros during the first quarter, including advance payments from customers of roughly 100 million euros for future polysilicon deliveries. With these

figures we increased last year's levels approximately tenfold, even though capital investment at 87 million euros was 19 per cent higher than a year ago.

The most important factors in this very successful start to the 2007 financial year were primarily the substantial increases in production and sales volumes. Moreover, increased prices also had a positive effect on earnings. The largest share of the increase was provided by Siltronic's semiconductor business, where both the market and pricing environment are currently very robust.

Overall, the first quarter is forming a very good basis for us to continue our profitable growth during the rest of the year.

And what are our expectations for the year as a whole? The outlook is excellent. Business is still doing well, and experts on the economy are expecting growth to continue in all important areas. Looking specifically at Wacker's own business and product portfolio, the indications are that we will continue to take more than our share of the expected growth.

I would like to note four trends that we see in the market.

- Semiconductors: in this sector, growth is increasingly driven by technology and is supported by many new applications. In all applications – mobile phones, MP3 players, televisions – the need for memory is growing. At the same time, demand continues to increase in many regions. In mobile phones, for example, about 500 million mobile phones were sold in 2003; last year it was more than one billion. In India alone, six million new mobile phones are sold – every month!

- Photovoltaics: this sector is increasingly becoming a competitive industry. The generation of solar power is becoming cheaper all the time, while the costs of conventional power are rising. This means that in just a few years, solar power will be able to compete with conventional energy in terms of cost

– even without government support. The debate about CO_2 emissions and climate change also plays a part in making solar energy more attractive.

- Silicone: over the next few years, we expect silicone use to increase in Eastern Europe, South America and Asia. In China, for example, 1.3 billion people are looking for an improved quality of life and prosperity. A better standard of living means increasing demand for better-quality products – and silicone is the material of choice for many advanced applications, from mobile phones to self-cleaning masonry paint to dialysis equipment. In Western countries, each person currently spends on average 7 US dollars on silicone products, whereas in China, India and the CIS countries this figure is just 44 cents. There is a huge amount of ground to be made up. As a result, the potential for growth in the silicone market is enormous. When combined with increased demand in Western industrialised countries, this means outstanding future prospects for our silicone business.

- Energy-efficient construction: rising costs and shortages, combined with continuing climate change, are driving the global trend towards saving energy. Over the next few years there will be a worldwide boom in buildings insulation and heat insulating systems. And not just in China, but in Germany too: of the 34 million dwellings in this country, only ten million have adequate insulation. If all the others were updated, their energy consumption would fall by up to 60 per cent. That would save 80 million tonnes of CO_2 every year – ten per cent of Germany's total emissions!

You can get a very detailed picture of our products and solutions for these growth trends right here at the ICM, where we have set up an exhibition for you. Chemistry is a field that needs a lot of explaining, so we felt it was important to be able to use our exhibits to show you today just how wide is the spectrum of applications in which you come across WACKER products every single day.

Ladies and gentlemen, WACKER is in the fortunate position of having four of its five divisions participating in the growth opportunities I have just described to you. Our production capabilities are thus organised accordingly:

- WACKER SILICONES is underpinning its position as the world's third-largest silicone manufacturer by expanding the Nünchritz and Zhangjiagang sites.
- WACKER POLYMERS is building two new plants in Burghausen and China to expand its dispersion powder capacity by 60,000 tonnes per year. We are already the world's market leader in dispersion powders by a considerable margin, and the new facilities will play a major role in continuing to hold off the competition in the future also. In addition, in April we opened a new Technical Centre for Building Applications in Beijing, thus strengthening our presence in China. In this way we will continue opening up the fast-growing market for building polymers in the Asia region.
- WACKER POLYSILICON is to almost triple its polysilicon capacity. In this area we are currently No. 2 in the world, and hope in this way to catch up even more with the market leader.
- And Siltronic is to expand its capacity for 300-millimetre wafers to more than twice the present size, thereby securing our position as the world's third-largest manufacturer of wafers.

If we continue to follow our existing course, we will be able to further increase both our turnover and our earnings during 2007. We expect turnover growth of more than 10 per cent on 2006 if exchange rates remain the same as at present. In terms of earnings, the EBITDA margin should improve once again.

Ladies and gentlemen,

There are some further topics that in coming years will be of strategic importance to the development of WACKER's business.

Along with silicon, one of our main source materials is ethylene. Like all silicon users in Bavaria, up to the present we have used only ethylene produced in the region. This is increasingly causing bottlenecks in supply, so WACKER has joined up with six other companies in the „Ethylene Pipeline South" project. By building a 360-km pipeline from Münchsmünster near Ingolstadt to Ludwigshafen, we plan to link up with the trans-European ethylene network. The state of Bavaria supports this strategically important project, and is paying about 30 per cent of the capital investment cost. Our own share of the investment comes to just 11 million euros.

Construction of the pipeline began last November, and it is expected to become operational in September 2008. The new infrastructure will bring long-term planning and investment security for the chemicals industry in south Germany, and with it opportunities for further growth and new jobs – at WACKER also.

I have already mentioned the huge economic significance of silicon and silicone chemistry for our company. It accounts for roughly 80 per cent of our turnover. We want to expand our leading market position in this sector, and to do this we need to intensify research and development in the field. For this reason we have founded the „Institute for silicon chemistry", based in the Faculty of Chemistry at the Technical University of Munich (TUM). As you will certainly be aware, the TU Munich is one of Germany's elite universities.

At the head of the new institute will be the chair for macromolecular chemistry, which now bears the name of WACKER. We will be responsible for all the funding for at least six years, and will support our share of the WACKER chair. In total, we are making 6 million euros available for this purpose. Our endowment funds will be used for research projects, for the necessary laboratory equipment, and for scholarships. Macromolecular silicon chemistry is a particularly promising area of the future for WACKER, a field that requires concentrated research efforts carried

out in conjunction with a premier university. At the same time we are playing some part in making Germany a more attractive location for research.

Success is not the only yardstick we apply on our way to the future: there is also the question of the terms on which we achieve it. We want to meet the needs of the present without living at the expense of future generations. It's all about sustainability, and as a responsible company we recognise that we have an obligation in this regard.

For this reason we are giving worldwide support to the chemicals industry's „Responsible Care" initiative. In Germany, WACKER is one of the pioneers and trailblazers of this programme, the aim of which is to improve safety and environmental and health protection in chemicals companies. What this means is that what we do will be under the microscope all the time.

Sustainability has long been a priority at WACKER. We have made it the focus of our company procedures, and one of the measures we have taken is to set up our integrated management system, which supervises all the procedures, competences and responsibilities in the company. Productivity, quality, the environment, safety and health are given equal status. We set measurable and verifiable objectives – and we are accountable for these objectives.

You will see this in our new sustainability report, which incidentally we have brought out in electronic form as a CD-ROM for the first time. The benefits of this, compared with a printed report, are obvious: it is far more user-friendly and saves roughly 40 tonnes of paper.

The results we have achieved on the sustainability front are also something we can be proud of. Despite increasing our production output substantially, during the past three years we have continued to reduce the energy consumption per tonne produced, along with the related waste and emissions. We have reduced our emissions of nitric oxide to the air by almost ten per cent since 2003, and carbon monoxide is down by more than 60 per cent. The modern gas and steam turbine

power generation plant at our Burghausen site allows us to make the best possible use of the natural gas we use to produce power and heat.

Our commitment to vocational education and training demonstrates our credentials as a responsible member of society. In 2006 we employed 610 trainees at our plants in Germany and in our vocational training centre. They receive training for scientific-technical or commercial careers.

This high ratio of trainees is not just to ensure that we have a supply of qualified staff. We are equally concerned with giving as many people as possible access to career opportunities and thus to personal prospects. We are proud of this, and intend to continue with it during the coming years.

By the way, some 50 of our trainees – as you will have already noticed – are helping us today at our shareholders' meeting.

Ladies and gentlemen, I am certain that we have had great success in the past few years because we have been consistent in driving forward our strategy for profitable growth. All of our products are more or less speciality products which allow our customers to add further value. We do not cover the whole chemicals spectrum, but in those areas where we operate, we are among the biggest, most innovative and most profitable companies in the world.

Our business portfolio is focused on worldwide trends – on developments that are important for the future and thus have great potential for growth:

- energy-efficient construction
- renewable energy
- the growing importance of electronics in more and more areas of living and types of application.

Our presence in the growth regions of the world is firmly established.

The successes we achieved in 2006 are something we can be proud of, and 2007 has all the signs of being another record year, of that I am certain. This is because

WACKER is now strong and successful to an extent rarely achieved before in its more than 90-year history.

I think it is now clear that our formula for sustained success as a company is working. And we will continue along this path, because we view our past success not as a soft cushion to rest on but as a springboard into the future.

Ladies and gentlemen, the flotation of Wacker Chemie AG has made it into a very special company – **your** company! By investing in us, you have given us something of great value – your trust. Come with us along the pathway to success that we have already begun. You can rest assured that we will handle your trust with great care.

Finally, please allow me to make a personal remark. I am proud of this company, and proud to be at its head. For me, this meeting is more than just a matter of taking stock together in public: it offers you, our shareholders, and us, the people who run the company, a perfect opportunity to meet one another.

I am looking forward to it.

WACKER

Wacker Chemie AG
Hanns-Seidel-Platz 4
81737 München, Germany
www.wacker.com

PRESS RELEASE

Number 24

2007 ANNUAL SHAREHOLDER MEETING: WACKER CONFIRMS POSITIVE OUTLOOK FOR CURRENT FISCAL YEAR

- SUPERVISORY AND EXECUTIVE BOARDS' PROPOSALS ADOPTED BY A LARGE MAJORITY
- 2006 DIVIDEND RAISED TO €2.00 PER SHARE, PLUS A SPECIAL BONUS OF €0.50
- WACKER'S GROWTH CONTINUES IN Q1 2007
- FULL-YEAR SALES INCREASE EXPECTED TO EXCEED 10 PERCENT, WITH A HIGHER EBITDA MARGIN THAN LAST YEAR

Munich, May 29, 2007 – Wacker Chemie AG confirmed its positive 2007 sales and earnings forecast at the first Annual Shareholder Meeting since its April 2006 IPO. Based on current exchange rates, the MDAX-listed Group expects sales in 2007 to be over 10 percent higher than last year. As for earnings, the EBITDA margin is estimated to show further increase. After posting its best results in over 90 years, the Munich-based chemical company is paying out a total of €124.2 million (2006: €70.9m) to its shareholders. This means each dividend-bearing share has earned €2, up from last year's €1.60. Additionally, the shareholders approved a one-time special bonus of €0.50 per dividend-bearing share. They also adopted the Supervisory and Executive Boards' other proposals by large majorities.

WACKER

WACKER's 2006 sales and earnings figures marked a new all time high. Sales increased 21 percent to €3.34 billion (2005: €2.76bn), with net profit more than doubling to €311.3 million (2005: €143.7m).

The Group's growth continued seamlessly into the first quarter of 2007. Q1 sales rose to €943.7 million, 18 percent above the €798.5 million posted in Q1 2006. First-quarter net profit soared 73 percent from €66.2 million to €114.5 million.

"Across the board, our figures clearly show we are on the right track," said CEO Peter-Alexander Wacker in Munich today. "Each of our key business sectors is making good progress. What's more, business is also profiting from renewable energy and other global trends, such as energy-efficient construction and inroads made by electronics into ever-more applications and walks of life. Consequently, I'm optimistic that WACKER will continue benefiting from the economy's strength with above-average growth."

Resolutions and Voting Results

At today's Annual Shareholder Meeting, 43,354,345 voting shares were represented – 83.13 percent of all eligible shares (number of shares outstanding: 49,677,983). The voting results were as follows for agenda topics 2 through 7:

WACKER

Topic 2: Resolution on the Appropriation of Net Retained Profit

The Executive and Supervisory Boards proposed net retained profit for fiscal 2006, amounting to €763.6 million, to be appropriated as follows: €124.2 million to be paid to shareholders, €315 million to be kept as retained earnings and €324.4 million to be carried forward to new account. The proposal was adopted. The result was:

- 43,100,266 Yes votes (99.99 percent)
- 876 No votes

Topic 3: Resolution on the Ratification of the Acts of the Executive Board

The Executive and Supervisory Boards' proposal to ratify the acts of the members of Wacker Chemie AG's Executive Board during fiscal 2006 was adopted. The result was:

- 43,000,586 Yes votes (99.99 percent)
- 180 No votes

Topic 4: Resolution on the Ratification of the Acts of the Supervisory Board

The Executive and Supervisory Boards' proposal to ratify the acts of the members of Wacker Chemie AG's Supervisory Board during fiscal 2006 was adopted. The result was:

- 43,024,023 Yes votes (99.99 percent)
- 219 No votes

WACKER

Topic 5: Resolution on the Appointment of Auditor

The Supervisory Board's proposal to appoint KPMG as auditor for fiscal 2007 was adopted. The result was:

- 43,323,500 Yes votes (99.95 percent)
- 20,681 No votes

Topic 6: Approval of the Profit-and-Loss Transfer Agreement between Wacker Biotech GmbH and Wacker Chemie AG

The Executive and Supervisory Boards' proposal to approve the profit-and-loss transfer agreement between Wacker Biotech GmbH and Wacker Chemie AG was adopted. The result was:

- 43,084,297 Yes votes (99.99 percent)
- 97 No votes

Topic 7: Authorization to Acquire Treasury Shares

The Executive and Supervisory Boards' proposal to authorize the Executive Board to acquire treasury shares representing up to 10 percent of the current share capital was adopted. The result was:

- 43,068,830 Yes votes (99.94 percent)
- 25,336 No votes

***Information for editorial offices:* All documents relating to the 2007 Annual Shareholding Meeting of Wacker Chemie AG can be downloaded from WACKER's website (www.wacker.com) under Investor Relations.**

WACKER

This press release contains forward-looking statements based on assumptions and estimates of WACKER's Executive Board. Although we assume the expectations in these forward-looking statements are realistic, we cannot guarantee they will prove to be correct. The assumptions may harbor risks and uncertainties that may cause the actual figures to differ considerably from the forward-looking statements. Factors that may cause such discrepancies include, among other things, changes in the economic and business environment, variations in exchange and interest rates, the introduction of competing products, lack of acceptance for new products or services, and changes in corporate strategy. WACKER does not plan to update the forward-looking statements, nor does it assume the obligation to do so.

This press release contains statements about the resolutions of the 2007 Annual Shareholder Meeting. These statements serve the sole purpose of providing an overview. They may not always correspond to the exact wording and full extent of the resolutions adopted at the Annual Shareholder Meeting.

For further information, please contact:
Wacker Chemie AG
Media Relations & Information
Christof Bachmair
Tel. +49 89 6279-1830
Fax: +49 89 6279-1239
christof.bachmair@wacker.com

The company in brief:
WACKER is a globally active chemical company with some 14,700 employees and annual sales of around €3.34 billion (2006).
WACKER has 22 production sites and over 100 sales offices worldwide.

WACKER SILICONES
Silicone fluids, emulsions, rubber and resins; silanes; pyrogenic silicas; thermoplastic silicone elastomers

WACKER POLYMERS
Dispersible polymer powders and dispersions for applications in the construction industry; PVAc solid resins; VC copolymers; polyvinyl butyrals and acetates

WACKER FINE CHEMICALS
Fine chemicals, biologics and other biotech products such as cyclodextrins and cysteine

WACKER POLYSILICON
Polysilicon for the semiconductor and photovoltaics industries

Siltronic
Hyperpure silicon wafers and monocrystals for semiconductor devices

WACKER

Wacker Chemie AG
Hanns-Seidel-Platz 4
81737 München, Germany
www.wacker.com

PRESS RELEASE

Number 25

WACKER Builds a New Dispersible Powder Plant in China

Munich / Nanjing, June 5, 2007 – The Munich-based chemical Group WACKER is increasing its dispersible polymer powder capacity in China by a further 30,000 metric tons per year by building a new spray dryer in Nanjing. Scheduled to start operations in late 2008, the new plant will be constructed by Wacker Polymer Systems, a joint venture of WACKER and Air Products. The aim of this investment project is to secure sufficient long-term VINNAPAS® polymer-powder capacity and to guarantee Asia-Pacific customers consistently high delivery reliability and product quality in the future, too. WACKER ranks among the world's largest producers of dispersible polymer powders.

The capacity expansion will enable WACKER to meet increasing global construction-sector demand for high-quality polymeric binders. Construction work is scheduled to start this fall, once all necessary permits have been received from the Chinese authorities.

"China is growing much faster than the global average. It is already the third largest chemical market in the world. That is why we brought a new polymer-powder spray dryer on stream at our Zhangjiagang site in 2005," explains Arno von der Eltz, President of WACKER POLYMERS. "Powder-capacity expansion at our Burghausen site will be complete this year, we expect to start

WACKER

operating in the third quarter. The new facility in Burghausen and the one planned in Nanjing are essential in order to meet predicted market growth on a long term and stable base."

WACKER has been producing polymer powders and dispersions for the construction industry for 50 years. VINNAPAS® polymer powders are thermoplastic, plasticizer-free polymers derived primarily from vinyl acetate and ethylene. It was in 1957 that WACKER chemists first succeeded in industrially manufacturing the first powder binder as an additive for dry-mortar mixes. That same year, the first spray dryer for dispersible polymer powders started operating. Today, WACKER POLYMERS is a global market and technology leader in the field of vinyl acetate-based copolymers and terpolymers – marketed worldwide under the VINNAPAS® trademark.

VINNAPAS® polymer powders and dispersions are used in diverse building applications such as exterior insulation and finish systems, construction and tile adhesives, screeds, self-leveling flooring compounds, plasters, repair mortars, fillers and cementitious sealing slurries. They enhance important properties in the end product, such as adhesion, cohesion, flexibility and flexural strength. Water retention, processing properties and weatherability also benefit from VINNAPAS®.

WACKER

About WACKER POLYMERS

WACKER POLYMERS is a leading producer of state-of-the-art binders and polymer additives in the form of dispersible polymer powders and dispersions, polyvinyl acetates, surface coating resins, polyvinyl butyrals and polyvinyl alcohol solutions. These products are used by companies in industries such as construction, automotive, paper and adhesives, as well as by manufacturers of printing inks and surface coatings. WACKER POLYMERS has production sites in Germany, China and the USA, as well as a global sales network and technology centers in all major regions.

This press release contains forward-looking statements based on assumptions and estimates of WACKER's Executive Board. Although we assume the expectations in these forward-looking statements are realistic, we cannot guarantee they will prove to be correct. The assumptions may harbor risks and uncertainties that may cause the actual figures to differ considerably from the forward-looking statements. Factors that may cause such discrepancies include, among other things, changes in the economic and business environment, variations in exchange and interest rates, the introduction of competing products, lack of acceptance for new products or services, and changes in corporate strategy. WACKER does not plan to update the forward-looking statements, nor does it assume the obligation to do so.

WACKER

For further information, please contact:
Wacker Chemie AG
Media Relations & Information
Nadine Baumgartl
Tel. +49 89 6279-1604
Fax +49 89 6279-2604
nadine.baumgartl@wacker.com

The company in brief:
WACKER is a globally active chemical company with some 14,700 employees and annual sales of around €3.34 billion (2006).
WACKER has 22 production sites and over 100 sales offices worldwide.

WACKER SILICONES
Silicone fluids, emulsions, rubber and resins; silanes; pyrogenic silicas; thermoplastic silicone elastomers

WACKER POLYMERS
Dispersible polymer powders and dispersions for applications in the construction industry; solid resins; surface coating resins; polyvinyl butyrals

WACKER FINE CHEMICALS
Fine chemicals, biologics and other biotech products such as cyclodextrins and cysteine

WACKER POLYSILICON
Polysilicon for the semiconductor and photovoltaics industries

Siltronic
Hyperpure silicon wafers and monocrystals for semiconductor devices

WACKER

Wacker Chemie AG
Hanns-Seidel-Platz 4
81737 München, Germany
www.wacker.com

PRESS RELEASE

Number 27

WACKER EXPANDS POLYSILICON PRODUCTION AT ITS BURGHAUSEN SITE TO 21,500 METRIC TONS PER YEAR

- DECISION TO EXPAND NOMINAL PRODUCTION CAPACITY BY ANOTHER 7,000 METRIC TONS PER YEAR
- CAPITAL EXPENDITURES OF ABOUT €400 MILLION ARE ESTIMATED TO CREATE SOME 200 JOBS
- CEO PETER-ALEXANDER WACKER: "CAPACITY EXPANSION REFLECTS STRONG CUSTOMER DEMAND"

Munich / Burghausen, June 14, 2007 – WACKER plans to expand its annual polysilicon production capacity at its Burghausen site by an additional 7,000 metric tons to a total of 21,500 metric tons per year. Combined with production expansion measures already under way, WACKER's nominal production capacity will more than triple from currently 6,500 metric tons per year. First material for sale from the new, so-called "capacity expansion stage 8" is expected to be available already in Q4 2009. The new plant is scheduled to reach full capacity until 2010. WACKER has earmarked capital expenditures of around €400 million for this project, which is expected to create some 200 new jobs.

By expanding its output, WACKER intends to meet soaring global demand for hyperpure polycrystalline silicon. The main growth driver is the solar industry, which requires silicon for the manufacture of solar cells.

WACKER

WACKER forecasts further solar-market growth over the next few years. Consequently, it expects solar-sector polysilicon demand to increase at an annual double-digit rate. As for the electronics sector, WACKER is expecting a rise of polysilicon demand by almost 10 percent per year.

"Today's expansion decision reflects the continuously strong demand of our polysilicon customers," said Dr. Peter-Alexander Wacker, the Group's president and CEO. "We are already the world's second-largest polysilicon producer. By heavily increasing our capacities, we intend to keep narrowing the gap on the market leader. Also, we consider this project a major contribution to accelerate growth in the solar industry," added the CEO.

"Thanks to its advanced infrastructure and integrated production systems, Burghausen proved to be the best location for this capacity expansion – from both an economic and technical point of view," explained Ewald Schindlbeck, President of WACKER POLYSILICON. "An especially important factor in Burghausen's favor," he added, "is the short time needed to complete the new facility there."

WACKER has been producing hyperpure polycrystalline silicon for the semiconductor industry at its Burghausen site for over 50 years. With solar-silicon demand rising, WACKER POLYSILICON has been increasing sales to the photovoltaics industry over the past six years while expanding capacity step by step.

WACKER

This press release contains forward-looking statements based on assumptions and estimates of WACKER's Executive Board. Although we assume the expectations in these forward-looking statements are realistic, we cannot guarantee they will prove to be correct. The assumptions may harbor risks and uncertainties that may cause the actual figures to differ considerably from the forward-looking statements. Factors that may cause such discrepancies include, among other things, changes in the economic and business environment, variations in exchange and interest rates, the introduction of competing products, lack of acceptance for new products or services, and changes in corporate strategy. WACKER does not plan to update the forward-looking statements, nor does it assume the obligation to do so.

For further information, please contact:
Wacker Chemie AG
Media Relations & Information
Christof Bachmair
Tel. +49 89 6279-1830
Fax: +49 89 6279-1239
christof.bachmair@wacker.com

The company in brief:
WACKER is a globally active chemical company with some 14,700 employees and annual sales of around €3.34 billion (2006).
WACKER has 22 production sites and over 100 sales offices worldwide.

WACKER SILICONES
Silicone fluids, emulsions, rubber and resins; silanes; pyrogenic silicas; thermoplastic silicone elastomers

WACKER POLYMERS
Dispersible polymer powders and dispersions for applications in the construction industry; PVAc solid resins; VC copolymers; polyvinyl butyrals and acetates

WACKER FINE CHEMICALS
Fine chemicals, biologics and other biotech products such as cyclodextrins and cysteine

WACKER POLYSILICON
Polysilicon for the semiconductor and photovoltaics industries

Siltronic
Hyperpure silicon wafers and monocrystals for semiconductor devices



WACKER POLYSILICON: Expansion Announcement – June 2007

Joerg Hoffmann, Investor Relations

CREATING TOMORROW'S SOLUTIONS

DISCLAIMER

The information contained in this presentation is for background purposes only and is subject to amendment, revision and updating. Certain statements contained in this presentation may be statements of future expectations and other forward-looking statements that are based on management's current views and assumptions and involve known and unknown risks and uncertainties. In addition to statements which are forward-looking by reason of context, including without limitation, statements referring to risk limitations, operational profitability, financial strength, performance targets, profitable growth opportunities, and risk adequate pricing, as well as the words "may, will, should, expects, plans, intends, anticipates, believes, estimates, predicts, or continue", "potential, future, or further", and similar expressions identify forward-looking statements. By their nature, forward-looking statements involve a number of risks, uncertainties and assumptions which could cause actual results or events to differ materially from those expressed or implied by the forward-looking statements. These include, among other factors, changing business or other market conditions and the prospects for growth anticipated by Wacker Chemie AG's management. These and other factors could adversely affect the outcome and financial effects of the plans and events described herein. Statements contained in this presentation regarding past trends or activities should not be taken as a representation that such trends or activities will continue in the future. Wacker Chemie AG does not undertake any obligation to update or revise any statements contained in this presentation, whether as a result of new information, future events or otherwise. In particular, you should not place undue reliance on forward-looking statements, which speak only as of the date of this presentation.

WACKER CHEMIE:
INTEGRATION BASED ON TWO MAJOR RAW MATERIALS


Raw Material
Upstream
Downstream
Customers' Industries
Silicon metal
Ethylene
Siloxane
umed Silic
Polysilicon
VAM
PVAc
Ketene
Silicones
Electronic Wafers
Solar Crystals
Dispersible Powder
PVB
Fine Chem.
Construction
Automotive Suppliers
Surface Coating
Paper Printing
Hyper-pure Silicon Wafers
Semiconductors
Solar Panels
Construction
(tile adhesives, dry-mortar)
Gum-base (sugarless gum)
Inks/ Coatings
Food
Detergents
Pharmaceuticals
Cosmetics

WACKER EXPANDS POLYSILICON PRODUCTION AT ITS BURGHAUSEN SITE TO 21,500 METRIC TONS PER YEAR


2006
2007
2008
2009
2010
Q1 Q2 Q3 Q4
6,500 t/a
Existing capacity
+ 3,500 t/a
Burghausen ("Poly 6")
Accelerating schedule
+ 4,500 t/a
Burghausen ("Poly 7")
On track
New Project
+ 7,000 t/a
Burghausen ("Poly 8")
X Announcement
······· Ramp up
O Full capacity available

THE PRICING FOR PV SYSTEMS WILL DETERMINE THE DEMAND AND SUPPLY RATIO.

Global Polysilicon Supply and Demand (in ktons; mg-Si included)

Status: 06/2007



250
200
150
100
50
0
2005
2006
2007
2008
2009
2010
2011
2012
Uncertain Capacities
Installed & announced capacities (incl. byproducts)
Combined Solar/Electronic Demand (Scenario 1)
Electronic Demand
Combined Solar/Electronic Demand (Scenario 2)

Sources Demand: Gartner 02/2007 (Electronic); Solar Scenario 1: Photon Consulting 04/2007; Solar Scenario 2: EPIA Dec 2006;
Sources Capacities: Industry announcements and WACKER estimates (06/2007)

POLY 8: MORE POLY FOR THE SOLAR AND SEMI MARKETS

- Planned capacity for Poly 8: 7,000 tons at Burghausen, Germany
- Total Capex: ~ €400m
- Proven Siemens TCS technology
- Switchable Production between Semi and Solar Grades
- Funding via prepayments planned
- Scheduled completion of ramp up:

  - First material available for sale in Q4 2009
  - Full capacity reached at the end of 2010

ISSUER, CONTACT AND ADDITIONAL INFORMATION

Issuer and contact:

Wacker Chemie AG
Hanns-Seidel-Platz 4
D-81737 Munich

Investor Relations
Mr. Joerg Hoffmann

Tel. +49 89 6279 1633
Fax +49 89 6279 2933

joerg.hoffmann@wacker.com
www.wacker.com

Additional information:

ISIN: DE000WCH8881

WKN: WCH888

Deutsche Börse: WCH

Ticker Bloomberg: CHM/WCK.GR

Ticker Reuters: CHE/WCHG.DE

Listing: Frankfurt Stock Exchange
Prime Standard

WACKER

Wacker Chemie AG
Hanns-Seidel-Platz 4
81737 München, Germany
www.wacker.com

PRESS RELEASE

Number 31

WACKER BUILDS NEW PRODUCTION FACILITY FOR GRANULAR SOLAR POLYSILICON IN BURGHAUSEN

- FIRST COMMERCIAL-SCALE PRODUCTION OF GRANULAR POLYSILICON FOR THE SOLAR INDUSTRY
- NEW FACILITY'S NOMINAL CAPACITY SET FOR 650 METRIC TONS PER YEAR, WITH CAPEX OF APPROX. €40 MILLION
- NEW PRODUCTION TECHNOLOGY ENABLES PROCESSING ADVANTAGES AND BOOSTS ENERGY EFFICIENCY

Munich / Burghausen, July 16, 2007 – WACKER intends to build a new granular-polysilicon production facility for the solar industry at its Burghausen site in Germany. The Munich-based chemical Group announced the decision today. With annual nominal capacity of 650 metric tons, the new facility is expected to come on stream by the end of 2008. It will manufacture granular solar-grade polysilicon from trichlorosilane using the so-called fluidized-bed technology. Granular polysilicon offers processing advantages to solar-wafer manufacturers that employ certain production techniques, thereby supplementing WACKER's existing product portfolio for the photovoltaics industry. WACKER successfully tested its new method in pilot reactors over the past 2½ years and is now initiating first-ever commercial-scale production.

WACKER

"With commercial manufacture of granular polysilicon from trichlorosilane, WACKER underscores its innovation and technology leadership in this sector," explained Ewald Schindlbeck, president of WACKER POLYSILICON. "Tests by customers who manufacture solar wafers (the starting material for solar cells) via continuous crystallization show that processing granular polysilicon is far more efficient than conventional techniques using polysilicon chunks. Moreover, the comparatively low energy consumption vis-à-vis conventional deposition positively impacts the energy balance of solar cells. Another advantage of our new method lies in the high yield provided by trichlorosilane as a feedstock."

For over 50 years, WACKER's Burghausen site has been producing hyperpure polycrystalline silicon for the semiconductor industry. With rising solar-silicon demand, WACKER POLYSILICON has been expanding capacity step by step and, since 2000, increasingly supplying the photovoltaics industry. The division is currently the world's second-largest polysilicon producer.

This press release contains forward-looking statements based on assumptions and estimates of WACKER's Executive Board. Although we assume the expectations in these forward-looking statements are realistic, we cannot guarantee they will prove to be correct. The assumptions may harbor risks and uncertainties that may cause the actual figures to differ considerably from the forward-looking statements. Factors that may cause such discrepancies include, among other things, changes in the economic and business environment, variations in exchange and interest rates, the introduction of competing products, lack of acceptance for new products or services, and changes in corporate strategy. WACKER does not plan to update the forward-looking statements, nor does it assume the obligation to do so.

WACKER



WACKER POLYSILICON's granular poly gives solar-wafer makers some decisive process advantages. Metering and handling are easier. Processability is also enhanced, particulary in the case of continuous crystallization.

WACKER

For further information, please contact:
Wacker Chemie AG
Media Relations & Information
Christof Bachmair
Tel. +49 89 6279-1830
Fax: +49 89 6279-1239
christof.bachmair@wacker.com

The company in brief:
WACKER is a globally active chemical company with some 14,700 employees and annual sales of around €3.34 billion (2006).
WACKER has 22 production sites and over 100 sales offices worldwide.

WACKER SILICONES
Silicone fluids, emulsions, rubber and resins; silanes; pyrogenic silicas; thermoplastic silicone elastomers

WACKER POLYMERS
Dispersible polymer powders and dispersions for applications in the construction industry; PVAc solid resins; VC copolymers; polyvinyl butyrals and acetates

WACKER FINE CHEMICALS
Fine chemicals, biologics and other biotech products such as cyclodextrins and cysteine

WACKER POLYSILICON
Polysilicon for the semiconductor and photovoltaics industries

Siltronic
Hyperpure silicon wafers and monocrystals for semiconductor devices

www.wacker.com

AD-HOC DISCLOSURE

AD-HOC DISCLOSURE OF JULY 20, 2007

Ad hoc disclosure according to Sec. 15 WpHG (German Securities Trading Act) of July 20, 2007

Wacker Chemie AG / strategic decisions / establishment of joint ventures

WACKER and SCHOTT in talks about joint venture to produce solar wafers

Munich/Mainz, Jul 20, 2007

Wacker Chemie AG and SCHOTT Solar GmbH, a subsidiary of SCHOTT AG, intend to set up a joint venture to produce silicon wafers for solar applications. Negotiations are well advanced. The joint venture could start production of multicrystalline silicon ingots and solar wafers, which are a precursor for solar cells, this year. Solar wafer production capacity is targeted to reach about one gigawatt per year by 2012. WACKER and SCHOTT shall each hold a 50 percent equity stake in the joint venture.

Further Information

Contact

Wacker Chemie AG
Hanns-Seidel-Platz 4
D-81737 München

Mr. Jörg Hoffmann
Tel. +49 89 6279-1633
Fax +49 89 6279-2933
investor.relations@wacker.com
www.wacker.com

Additional Information

ISIN: DE000WCH8881
WKN: WCH888
Deutsche Boerse: WCH
Ticker Bloomberg CHM/WCK.GR
Ticker Reuters CHE/WCHG.DE
Listing: Frankfurt Stock Exchange (Frankfurter Wertpapierbörse), Official Market (Prime Standard)

Disclaimer:

This ad hoc-release contains forward-looking statements based on assumptions and estimates made by the executive boards of WACKER and SCHOTT. Although we assume the expectations in these forward-looking statements are realistic, we cannot guarantee they will prove to be correct. The assumptions may harbor risks and uncertainties that may cause the actual figures to differ considerably from the forward-looking statements. Factors that may cause such discrepancies include, among other things, changes in the economic and business environment, variations in exchange and interest rates, the introduction of competing products, lack of acceptance for new products or services, and changes in

corporate strategy. Neither WACKER nor SCHOTT plan to update the forward-looking statements, nor assume the obligation to do so.

www.wacker.com

QUESTIONS & ANSWERS

- Organizational aspects
- Invitation/registration/participation
- Representation/transferral
- Counter motions
- Other
- Chronology

Organizational aspects

When and where is the next Annual Shareholding Meeting taking place?

Our Annual Shareholding Meeting is being held May 29, 2007 from 10:00 a.m at Munich's International Congress Center (ICM) on the tradeshow grounds (München-Riem). Address: Am Messesee 6, 81823 München. Admission starts at 8:30 a.m. To prevent delays, we recommend you arrive early.

How long will the Annual Shareholder Meeting take?

The meeting's length depends on the number of speakers and shareholder and shareholder-representative questions to be answered by the Executive and Supervisory Boards. Thus, this cannot be determined in advance.

How can I get to the Annual Shareholder Meeting and where can I park?

You'll find directions and parking information here . Please use the reserved and marked parking slots that we are providing free of charge.

Are free tickets for public transportation available?

Yes, free tickets are available for greater Munich's entire transportation network (buses, street cars, light rail and subway). You will receive these together with your admission ticket.

Will it be possible to participate in the meeting via telephone conference or internet?

You'll find all related documents on our website: www.wacker.com/hauptversammlung. The CEO's speech will be available on May 29, 2007 from approx. 12:00 noon. Live internet coverage is not planned.

In which language will the Annual Shareholder Meeting be held?

The meeting will be held in German.

Will there be security check points at the entrance?

The entrance will be equipped with security check points to guarantee maximum security for all participants. Dangerous items must be checked at the entry point prior to admission. These will be safely stored and can be picked up after the event's conclusion.
Dangerous items include weapons, knives, pointed/sharp objects, flammable liquids, etc.

Invitation/registration/participation

Who can participate in the meeting?

The Annual Shareholder Meeting is a stock corporation's key event, which provides shareholders with the opportunity to ask questions and vote. Of course, any shareholder can participate in the meeting directly or via a representative. The precondition for participation is the timely request for an admission ticket at the bank where your shares are registered.

Participation of physically-challenged shareholders

Physically-challenged shareholders, such as the wheelchair bound, are very welcome to attend. The ICM is handicapped accessible and an elevator is available. Plus, our staff on location will be pleased to help you.

Who will send me the invitation to the Annual Shareholder Meeting?

Invitations will be sent via your custodian bank.

How many invitations does a shareholder receive?

Each shareholder can order up to two admission tickets via his/her custodian bank.

Other companies send invitations via e-mail. Is this possible at WACKER?

WACKER shares are not registered shares, but rather bearer shares. Thus, Wacker Chemie AG does not know the identity of shareholders. Your custodian bank is therefore the exclusive contact for invitations.

What do I do if I have not received an invitation to the Annual Shareholder Meeting?

Since WACKER shares are bearer shares, your custodian bank is the exclusive contact for invitations. If you owned shares on the May 8, 2007 deadline, but did not receive an invitation, please contact your custodian bank if you wish to participate in the meeting.

What do I do if have registered for the meeting in time, but have not received the admission ticket or have lost it?

If you have registered for the meeting in time, but have not received the admission ticket (e.g. lost in the mail), you can still attend the meeting. In that case, you need to present your ID card at the registration counter, where your proper registration is then checked. A substitute admission ticket is issued allowing you to participate.

When will the invitations to this year's Annual Shareholder Meeting for Wacker Chemie AG be sent out?

Your custodian will send an invitation to the meeting along with an agenda starting April 27, 2007 to you. The meeting's invitation and agenda were published April 18, 2007 in the electronic German Federal Gazette and in the Financial Times Deutschland April 19, 2007. The invitation can also befound on our website: www.wacker.com/hauptversammlung.

When is the deadline for ordering admission tickets?

Please note that the registration office (Deutsche Bank AG, General Meetings, 60272 Frankfurt am Main, Germany) must receive your order by May 22, 2007 at the latest. Subsequent registration is not possible.

Can I take part in the Annual Shareholder Meeting if I have sold my shares prior to the meeting?

Shareholders who hold WACKER shares on May 8, 2007 and have registered at the registration office (Deutsche Bank AG, General Meetings, 60272 Frankfurt am Main) by - at the latest - May 22, 2007 may participate. You are still allowed to participate and vote, even if you sold your shares after May 8, 2007.

Representation/transferral

What are voting rights?

Voting rights refer to the share-ownership-related right to participate in Annual Shareholder Meeting votes pertaining to the meeting's agenda.

All shareholders may make use of their voting rights. You can also transfer your voting rights to third parties, particularly to your custodian bank, a shareholder association or a voting proxy named by the company. According to Wacker Chemie AG's articles of association, each share entitles the shareholder to one vote at the meeting.

Can I send a representative to the Annual Shareholder Meeting and provide him/her with proxy voting rights and instructions?

If you cannot participate in the meeting in person, you do have the opportunity to send a representative with proxy voting rights and instructions.

You can authorize a proxy voting representative named by either the company, a bank or a shareholder association to vote according to your instructions. Authorization and instructions for the company-named proxy voting representative must be provided in writing (via mail or fax). In both cases, you must request an admission ticket via your custodian bank. The invitation includes a form for transferral of proxy voting rights and instructions.

If you need to leave the Annual Shareholder Meeting prior to its conclusion, you can entrust another shareholder or a company-named proxy voting representative with the voting rights connected to your share ownings.

Counter motions

Where can I view counter motions?

The mandated publication of counter motions is fulfilled via the "counter motions" link on the company's website: www.wacker.com/hauptversammlung , insofar as these were sent in writing to the address stated in the invitation by - at the latest - May 14, 2007.

Other

Where do I receive the certificate of participation to provide to tax authorities?

The certificate of participation is a part of the voting ticket folder that you will receive at the reception counter after you submit your admission ticket. Please tear off and keep the certificate of participation. If necessary, guests can have a certificate of participation issued at the information booth on the ground floor.

Where can I receive info material about Wacker Chemie AG?

Wacker Chemie AG info material will be available on the day of the meeting at the information counter. Moreover, you can access all Wacker Chemie AG-related information via the internet media library link. You can also order a copy of the Group's Annual Report there.

When will dividends be paid out?

Dividends will be paid out to custodian banks on the first business day following the Annual Shareholder Meeting, thus on May 30, 2007. Custodian banks then issue shareholders the credited dividends.

By when do I have to purchase shares in order to be entitled to receive dividends?

All shareholders who own shares on the day of the Annual Shareholder Meeting, i.e. May 29, 2007, are entitled to receive dividends. There is no minimum ownership period prior to or following the meeting.

Can I temporarily leave the Annual Shareholder Meeting and return later?

Yes, you can temporarily leave the meeting. However, when leaving you must sign out at exit security and sign in again upon your return so that the index of participants can be accurately maintained.

Will there be a complete written protocol or complete video or audio recording of the Annual Shareholder Meeting for shareholders?

No, neither a complete protocol nor video/audio recording of the meeting will be issued.

CHRONOLOGY FOR SHAREHOLDERS

April 18, 2007	Calling of the Annual Shareholder Meeting and announcement of the agenda in the electronic German Federal Gazette
April 19, 2007	Abbreviated version of the invitation published in the "Financial Times Deutschland"
April 27, 2007	Custodian banks start issuing invitations
May 8, 2007	"Record Date" (Reference date for proof of shareholder status / authorization for participation in the Annual Shareholder Meeting)
May 22, 2007	Last day of registration for shareholders
May 29, 2007	Wacker Chemie AG's Annual Shareholder Meeting, International Congress Center, Munich (ICM), Am Messesee 6, Messegelände, 81823 München, Germany Admittance: from 8:30 a.m. Begin: 10:00 a.m. End: following determination and announcement of the voting results
May 30, 2007	Announcement and payout of dividends

www.wacker.com

QUESTIONS & ANSWERS

- Organizational aspects
- Invitation/registration/participation
- Representation/transferral
- Counter motions
- Other
- Chronology

Organizational aspects

When and where is the next Annual Shareholding Meeting taking place?

Our Annual Shareholding Meeting is being held May 29, 2007 from 10:00 a.m at Munich's International Congress Center (ICM) on the tradeshow grounds (München-Riem). Address: Am Messesee 6, 81823 München. Admission starts at 8:30 a.m. To prevent delays, we recommend you arrive early.

How long will the Annual Shareholder Meeting take?

The meeting's length depends on the number of speakers and shareholder and shareholder-representative questions to be answered by the Executive and Supervisory Boards. Thus, this cannot be determined in advance.

How can I get to the Annual Shareholder Meeting and where can I park?

You'll find directions and parking information here . Please use the reserved and marked parking slots that we are providing free of charge.

Are free tickets for public transportation available?

Yes, free tickets are available for greater Munich's entire transportation network (buses, street cars, light rail and subway). You will receive these together with your admission ticket.

Will it be possible to participate in the meeting via telephone conference or internet?

You'll find all related documents on our website: www.wacker.com/hauptversammlung. The CEO's speech will be available on May 29, 2007 from approx. 12:00 noon. Live internet coverage is not planned.

In which language will the Annual Shareholder Meeting be held?

The meeting will be held in German.

Will there be security check points at the entrance?

The entrance will be equipped with security check points to guarantee maximum security for all participants. Dangerous items must be checked at the entry point prior to admission. These will be safely stored and can be picked up after the event's conclusion.
Dangerous items include weapons, knives, pointed/sharp objects, flammable liquids, etc.

Invitation/registration/participation

Who can participate in the meeting?

The Annual Shareholder Meeting is a stock corporation's key event, which provides shareholders with the opportunity to ask questions and vote. Of course, any shareholder can participate in the meeting directly or via a representative. The precondition for participation is the timely request for an admission ticket at the bank where your shares are registered.

Participation of physically-challenged shareholders

Physically-challenged shareholders, such as the wheelchair bound, are very welcome to attend. The ICM is handicapped accessible and an elevator is available. Plus, our staff on location will be pleased to help you.

Who will send me the invitation to the Annual Shareholder Meeting?

Invitations will be sent via your custodian bank.

How many invitations does a shareholder receive?

Each shareholder can order up to two admission tickets via his/her custodian bank.

Other companies send invitations via e-mail. Is this possible at WACKER?

WACKER shares are not registered shares, but rather bearer shares. Thus, Wacker Chemie AG does not know the identity of shareholders. Your custodian bank is therefore the exclusive contact for invitations.

What do I do if I have not received an invitation to the Annual Shareholder Meeting?

Since WACKER shares are bearer shares, your custodian bank is the exclusive contact for invitations. If you owned shares on the May 8, 2007 deadline, but did not receive an invitation, please contact your custodian bank if you wish to participate in the meeting.

What do I do if have registered for the meeting in time, but have not received the admission ticket or have lost it?

If you have registered for the meeting in time, but have not received the admission ticket (e.g. lost in the mail), you can still attend the meeting. In that case, you need to present your ID card at the registration counter, where your proper registration is then checked. A substitute admission ticket is issued allowing you to participate.

When will the invitations to this year's Annual Shareholder Meeting for Wacker Chemie AG be sent out?

Your custodian will send an invitation to the meeting along with an agenda starting April 27, 2007 to you. The meeting's invitation and agenda were published April 18, 2007 in the electronic German Federal Gazette and in the Financial Times Deutschland April 19, 2007. The invitation can also befound on our website: www.wacker.com/hauptversammlung.

When is the deadline for ordering admission tickets?

Please note that the registration office (Deutsche Bank AG, General Meetings, 60272 Frankfurt am Main, Germany) must receive your order by May 22, 2007 at the latest. Subsequent registration is not possible.

Can I take part in the Annual Shareholder Meeting if I have sold my shares prior to the meeting?

Shareholders who hold WACKER shares on May 8, 2007 and have registered at the registration office (Deutsche Bank AG, General Meetings, 60272 Frankfurt am Main) by - at the latest - May 22, 2007 may participate. You are still allowed to participate and vote, even if you sold your shares after May 8, 2007.

Representation/transferral

What are voting rights?

Voting rights refer to the share-ownership-related right to participate in Annual Shareholder Meeting votes pertaining to the meeting's agenda.

All shareholders may make use of their voting rights. You can also transfer your voting rights to third parties, particularly to your custodian bank, a shareholder association or a voting proxy named by the company. According to Wacker Chemie AG's articles of association, each share entitles the shareholder to one vote at the meeting.

Can I send a representative to the Annual Shareholder Meeting and provide him/her with proxy voting rights and instructions?

If you cannot participate in the meeting in person, you do have the opportunity to send a representative with proxy voting rights and instructions.

You can authorize a proxy voting representative named by either the company, a bank or a shareholder association to vote according to your instructions. Authorization and instructions for the company-named proxy voting representative must be provided in writing (via mail or fax). In both cases, you must request an admission ticket via your custodian bank. The invitation includes a form for transferral of proxy voting rights and instructions.

If you need to leave the Annual Shareholder Meeting prior to its conclusion, you can entrust another shareholder or a company-named proxy voting representative with the voting rights connected to your share ownings.

Counter motions

Where can I view counter motions?

The mandated publication of counter motions is fulfilled via the "counter motions" link on the company's website: www.wacker.com/hauptversammlung , insofar as these were sent in writing to the address stated in the invitation by - at the latest - May 14, 2007.

Other

Where do I receive the certificate of participation to provide to tax authorities?

The certificate of participation is a part of the voting ticket folder that you will receive at the reception counter after you submit your admission ticket. Please tear off and keep the certificate of participation. If necessary, guests can have a certificate of participation issued at the information booth on the ground floor.

Where can I receive info material about Wacker Chemie AG?

Wacker Chemie AG info material will be available on the day of the meeting at the information counter. Moreover, you can access all Wacker Chemie AG-related information via the internet media library link. You can also order a copy of the Group's Annual Report there.

When will dividends be paid out?

Dividends will be paid out to custodian banks on the first business day following the Annual Shareholder Meeting, thus on May 30, 2007. Custodian banks then issue shareholders the credited dividends.

By when do I have to purchase shares in order to be entitled to receive dividends?

All shareholders who own shares on the day of the Annual Shareholder Meeting, i.e. May 29, 2007, are entitled to receive dividends. There is no minimum ownership period prior to or following the meeting.

Can I temporarily leave the Annual Shareholder Meeting and return later?

Yes, you can temporarily leave the meeting. However, when leaving you must sign out at exit security and sign in again upon your return so that the index of participants can be accurately maintained.

Will there be a complete written protocol or complete video or audio recording of the Annual Shareholder Meeting for shareholders?

No, neither a complete protocol nor video/audio recording of the meeting will be issued.

CHRONOLOGY FOR SHAREHOLDERS

April 18, 2007	Calling of the Annual Shareholder Meeting and announcement of the agenda in the electronic German Federal Gazette
April 19, 2007	Abbreviated version of the invitation published in the "Financial Times Deutschland"
April 27, 2007	Custodian banks start issuing invitations
May 8, 2007	"Record Date" (Reference date for proof of shareholder status / authorization for participation in the Annual Shareholder Meeting)
May 22, 2007	Last day of registration for shareholders
May 29, 2007	Wacker Chemie AG's Annual Shareholder Meeting, International Congress Center, Munich (ICM), Am Messesee 6, Messegelände, 81823 München, Germany Admittance: from 8:30 a.m. Begin: 10:00 a.m. End: following determination and announcement of the voting results
May 30, 2007	Announcement and payout of dividends

www.wacker.com

QUARTERLY REPORT



Conference Call

The conference call takes place August 2, 2008 3:00 P.M. CEST.

Dial-in numbers (listen only):
Germany:+49 (0) 30 868 71 410
UK: +44 (0) 207 10 86135 (2:00 P.M.)
USA: +1 (0) 212 444 0296 (9:00 A.M. New York)
Japan:+81 (0) 357676025 (11:00 P.M.)

Further Information

On Aug. 2, 2007 at about 7:30 A.M. CEST you can download the quarterly report at this place.



WACKER

WACKER CHEMIE AG –
PERFORMANCE, PORTFOLIO, POTENTIAL

Capital Markets Day, July 26, 2007

CREATING TOMORROW'S SOLUTIONS

AGENDA / TABLE OF CONTENTS

WACKER CHEMIE – OUR MAP FOR VALUE CREATION

SILICONES

- Focus on advanced high value-added materials
- Develop worldwide production footprint
- Globalize markets (BRIC)
- Grow above market

POLYMERS

- Penetrate markets through Technical Centers
- Leverage value chain
- Innovate to meet the megatrends
- Increase production capacities

POLYSILICON

- Meet growing customer needs
- Seize solar opportunities
- Expand capacity with leading TCS technologies

Siltronic

- Invest in 300mm
- Accelerate growth through Samsung JV
- Maintain quality leadership
- Further improve productivity

- **Sales Growth**
- **Productivity**
- **Smart Financing**

Value Growth

Performance, Portfolio, Potential

WACKER – SOLID PERFORMANCE SINCE IPO

	Fiscal Year		First Quarter	
	2006	2005	2007	2006
Sales €m	3,337	2,756	944	799
% change YoY	+21%		+18%	
EBITDA €m	786	614*	266	184
% margin	24%	22%	28%	23%
EPS	6.46	2.90	2.30	1.49

- Strong growth last year followed by a very good 2007 first quarter
- Healthy cash flow supporting our investment programs

* incl. €32.7m proceeds from past divestitures and €14.3m reversal of restructuring provisions

POWER OF INTEGRATION – THE ACETYLS CHAIN


Ethylene
Acetic Acid
VAM
(Vinyl Acetate Monomer)
VAE
(Vinyl Acetate Ethylene Emulsion)
Dispersible Powder
PVAc
(Polyvinyl Acetate)
PVOH
(Polyvinyl Alcohol)
PVB
(Polyvinyl Butyral)
Ketene
AcAc
(Acetyl Acetone)

- The only fully integrated player globally
- Flexible business opportunities along the value chain

REFOCUSING ON STRENGTHS IN FINE CHEMICALS

Organization and Markets in FINE CHEMICALS

Business Activity	Markets	Competitive Advantage	Growth	Strategy
Biologics	Drugs, antibody fragments	Unique technology and IP position	↑	Capitalize on unique process technologies
Ingredients	Fragrances, food ingredients	Leader in niche markets with strong product portfolio	↑	Expand into new markets/applications
Chemicals	Catalogue chemicals	Technology leader	→	Adjust portfolio and improve profitability
	Exclusive Synthesis	Increasing competition and declining margins	↓	Exit

- Strong focus on return to profitability
- Leverage chemical formulation know-how into other segments
- Fast growing biologics business as a strategic growth option

POWER OF INTEGRATION – THE SILICON "VERBUND"



Silicon Metal
TCS
(Trichlorosilane)
Polysilicon
Semiconductor Wafers
Solar Wafers
Pyrogenic Silica
Methylchloro silanes
Siloxanes
Silicones
(Elastomers, Oils, Resins, Emulsions)

- Most fully integrated player in silicon chemistry
- Low waste / highly efficient use of intermediates

MAXIMIZING PROFITABILITY IN THE SILICON VALUE CHAIN

	Silanes	Siloxanes	Silicones	Pyrogenic Silica	Polysilicon	Ingots	Wafers Semi	Wafers Solar
Wacker	●	●	●	●	●	●	●	◑
Dow Corning	●	●	●		◑			
Momentive	●	●	●					
Shin-Etsu	●	●	●		◑	●	●	
Degussa	●			●	○			
Cabot				●				
Tokuyama	●			●	●			
REC	●				●	●		●
MEMC	●				●	●	●	●*

*Tolling

THE IDEA: DEVELOPING OPPORTUNITIES IN SOLAR



Poly
Ingot/ Wafer
Cell
Module
System
Risks
Capital Requirements
Opportunities
Competition
Price Sensitivity
Profitability
Technological Competitive Advantage
JV

THE IDEA:
CREATING A WIN-WIN SITUATION


WACKER
Polysilicon
Joint Venture Concept
Technology
SCHOTT solar

WACKER

- Forward integration
- Immediate size benefits
- Low risk market entry
- Leveraging wafering know-how

SCHOTT Solar

- Secured polysilicon supply
- Improved utilization of assets
- Focus on cells/modules
- Global solar distribution network

MAJOR GROWTH ON TRACK IN ALL CORE BUSINESSES

Announced Year-End Capacities:

SILICONES

Siloxane Capacity Expansions
- Nuenchritz, Germany (100kt)
- Elastomers and Emulsions Complex /China
- Zhangjiagang, China (via JV)

2005: 130kt → 2010: 250kt (~+90%)

POLYMERS

Polymer Powders
- 7 new Technical Centers
- Redefining world scale (30kt dryer)
- New site Nanjing, China

2005: 130kt → 2010: 230kt (~+80%)

POLYSILICON

Polysilicon
- Expanding integrated production, Burghausen
- Pursuit of Solar opportunity
- TCS granular technology deployment

2005: 5.5kt → 2010: 22.2kt (~+300%)

Siltronic

300 mm Wafers
- Ongoing productivity improvements
- JV Samsung accelerated

2005: 235kw/m → 2010: 660kw/m (~+180%)

GLOBAL MEGATRENDS DRIVE OUR GROWTH



Growth
Megatrends
Global GDP
Digitization
Renewable Energies
Regional Growth
Resources Saving

We will grow faster than the market.

MEGATREND DIGITIZATION – E.G. SILTRONIC

Ongoing Appetite for Memory



- Strong growth in digital technologies: cell phones, TV's, GPS, MP3 players, ...
- CAGR: +10%*

* Source: SEMI

siltronic
perfect silicon solutions

- Customer focused with a complete product portfolio
- State-of-the-art quality
- World-scale fabs
- Vertically integrated to secure raw material supply
- Partnering with customers to accelerate growth
- Follow customers into high growth regions
- Strong focus on productivity

MEGATREND RENEWABLE ENERGIES – E.G. POLYSILICON

Solar share of global energy



- Global energy needs to triple by 2060
- Limited fossil fuel resources
- Photovoltaics access unlimited energy supply from sunlight

WACKER POLYSILICON

- Leading manufacturer of polysilicon
- Fast growth to support the industry
- Cost and quality leadership
- Expertise in polysilicon for over 50 years

MEGATREND ENERGY CONSERVATION – E.G. POLYMERS

Cost of energy increasing globally



1. Masonry
2. Adhesive
3. Polystyrene
4. Base coat
5. Fiber mesh
6. Top coat
Dispersible polymer
powder based solutions
1 2 3 4 5 4 6

- Thermal insulation to save energy

WACKER POLYMERS

- Leading technology for polymer powder dispersions
- 10 Tech Centers: global presence
- In-depth R&D expertise and a global service organization

MEGATREND REGIONAL GROWTH – E.G. SILICONES

Silicone Consumption Per Capita in USD (2005*)


7,12
6,98
0,75
0,42
0,36
0,10
7,05
Δ = 6,61
0,44
NAFTA
EU
China
CIS
SAm
India

- Cosmetics / personal care
- Medical
- Building protection
- Automotive
- Textiles

WACKER SILICONES

- A world market leader
- Driving substitution for e.g. ceramics, epoxy resins, polyurethanes, ...
- Unique supply chain
- Silicones – unique materials providing versatile value-added solutions

GENERATING REGIONAL GROWTH

- Targeting growth in expanding regions (BRIC, Middle East)
- Leveraging our established footholds
- Creating innovative solutions to solve local problems
- Developing service infrastructure to better serve our customers ...and their customers
- Partnering for growth where appropriate

Penetrating into High Growth Regions

WACKER CHEMIE – OUR MAP FOR VALUE CREATION

SILICONES

- Focus on advanced high value-added materials
- Develop worldwide production footprint
- Globalize markets (BRIC)
- Grow above market

POLYMERS

- Penetrate markets through Technical Centers
- Leverage value chain
- Innovate to meet the megatrends
- Increase production capacities

• Sales Growth
• Productivity
• Smart Financing

Value Growth

POLYSILICON

- Meet growing customer needs
- Seize solar opportunities
- Expand capacity with leading TCS technologies

Siltronic

- Invest in 300mm
- Accelerate growth through Samsung JV
- Maintain quality leadership
- Further improve productivity

Performance, Portfolio, Potential



WACKER SILICONES

WACKER SILICONES – BUILDING GROWTH ON INNOVATION AND EMERGING ECONOMIES

Capital Markets Day, July 26, 2007

Dr. Christoph v. Plotho, President WACKER SILICONES

CREATING TOMORROW'S SOLUTIONS

WACKER CHEMIE – OUR MAP FOR VALUE CREATION

SILICONES

- Focus on advanced high value-added materials
- Develop worldwide production footprint
- Globalize markets (BRIC)
- Grow above market

POLYMERS

- Penetrate markets through Technical Centers
- Leverage value chain
- Innovate to meet the megatrends
- Increase production capacities

POLYSILICON

- Meet growing customer needs
- Seize solar opportunities
- Expand capacity with leading TCS technologies

Siltronic

- Invest in 300mm
- Accelerate growth through Samsung JV
- Maintain quality leadership
- Further improve productivity

- **Integration**
- **Project Management**
- **Innovation**
- **Sustainability**
- **Productivity**

Performance, Portfolio, Potential

WACKER SILICONES – RECENT NUMBERS

	Fiscal Year		First Quarter	
	2006	2005	2007	2006
Sales €m	1,287	1,119	348	323
% of Group	39%	41%	37%	40%
% change YoY	+15%		+8%	
EBITDA €m	232	211	64	65
% margin	18%	19%	19%	20%

- Largest business in group portfolio
- Ongoing solid growth
- Healthy EBITDA margins

THE SILICONE INDUSTRY IS GROWING STEADILY ABOVE GDP

Growth of the Silicone Industry



Market Size [US$bn]
12
10
8
6
4
2
0
1996
1999
2002
2005
Accelerating growth from BRIC economies
CAGR +10.6%*
▪ Low cyclicality
▪ High entry barriers
Stable long-term growth at CAGR +4.3%*

* Source: WACKER estimates

Market Size and Industry Growth Rate



Silicones
Others 3%
Wacker 14%
Degussa 7%
Bluestar 6%
Shin-Etsu 11%
US$10.3bn +6.0% p.a.
Momentive 21%
Dow Corning 38%
Fumed Silica
Others 6%
Wacker 21%
Tokuyama 8%
Cabot 23%
US$1.1bn +6.7% p.a.
Degussa 42%

Source: WACKER

Market growth of 2-3% above GDP is driven by

- ▷ BRIC** economies
- ▷ Innovation
- ▷ Substitution

Megatrends

** BRIC = Brazil, Russia, India, China

CHALLENGES VARY SIGNIFICANTLY ALONG THE SILICONES VALUE CHAIN


The Silicones Value Chain
Raw Materials
Upstream
Downstream Silicones
Markets
Silicon Metal
Methanol
Fumed Silica
Silanes
Siloxanes
Intermediates
Polymers
Fluids
Resins
Silica Particles
Specialty Silanes
Compounds
Sealants
Elastomers
Emulsions
Defoamers
Release Agents
CMP Slurries
Processing Industries
Construction
Chemical Industry
Health & Wellness
Automotive
Energy / Electronics
Textile Industry

Critical Success Factors	Upstream Area	Downstream Area	Marketing
	Economies of scale	Customizable formulations	Technical service
	Closed product and energy loops	Local production facilities	Time to market
	Competitive process technology	Advanced process technology	Value creation
	Raw material sourcing	Global supply chain	Channel strategy

ZHANGJIAGANG: A MAJOR NEW SILICONES COMPLEX IN THE WOLRD'S FASTEST GROWING MARKET

Update on Zhangjiagang



Dow Corning Downstream
Silica JV
Siloxane Joint Venture
WACKER Downstream

Joint Ventures with Dow Corning

- Risk mitigation for world-scale upstream investments
- Economies of scale are leveraged by both partners
- High capacity utilization right from the beginning
- Both companies remain in competition for downstream products (silicone market)
- Siloxane will be completed by end of the decade

WACKER downstream plants



Elastomers (HTV)

Operating since April 2006



Sealants (RTV-1)

Start of operation in February 2007

Silica JV on time



Silica Phase I

Ramp-up scheduled for early 2008

MEGATRENDS SPUR ABOVE-GDP GROWTH

2005 per capita silicone consumption in US$



7.12
6.98
Western Countries 7.05
Δ= 6.61
0.75
0.42
0.36
0.10
BRIC 0.44
NAFTA
EU25
China
GUS
Brazil
India
BRIC

Driving force for the silicone industry

1.6 billion new affluent consumers by 2025*

=

US$10.6bn
Additional annual potential in the silicone market by 2025

=

Adds **~4%**
to the world market growth rate (20 yrs.)

Silicones are in-line with many megatrends



Mobility/Fuel Efficiency
Construction
Convenience / Fashion
Health & Wellness
Safety

* Goldman Sachs "The World and the BRICs Dream", 11/2005

WHATEVER THE MARKET DEMANDS – WACKER SILICONES DELIVERS

Approach in BRIC Economies

Stage	Market	Strategic Direction
Introduction	Low quality awareness Standard grades Rock-bottom prices	Local sales offices Set up channel strategy **Price flexibility**
Growth	**Increasing Demand**	Local technical service Specific joint ventures Local production
Maturity	Superior performance Joint developments Short lead times	Customized formulations Globalized supply chain **Capturing the value**


Presence in South East Asia


Technical Center Singapore


RTV-1 Facility Zhangjiagang

SPECIFIC DOWNSTREAM JOINT VENTURES ALLOW FOR RAPID MARKET PENETRATION

Joint Venture Strategy in Emerging Markets

Wacker Metroark Chemicals (India)

Established: 1999

Target: Expand market position and local production



- First mover advantage
- Annual growth (CAGR 1999-2006) of +23%
- Successful global launch of locally developed personal care solutions

Wacker Dymatic Silicones (China)

Established: 2005

Target: Capture market leadership

Silicone products in textile auxiliaries (Greater China)



US$150m (2005)
8%
6%
5%
5%
76%
Wacker Dymatic Silicones
Fushite
Transfar
Duchamps
others

- Accelerated market access has been realized
- First business year significantly above expectations

CUSTOMER ORIENTATION IS REFLECTED IN OUR ORGANIZATIONAL STRUCTURE

Approach in Established Markets

One SILICONES Business Team services the customer



Joint developments
Innovative solutions
Application Technology
Customer
Sales
Marketing
Key Account Management
Distributors
e-Business
Customer Value Creation
Customer segmentation
Pricing

Silicones' Unique Value Proposition

Selected features of Silicones

Flexibility	Insulating	Heat resistance
Hydophobicity	Softening	Radiation resistance
Glossiness	UV-stability	Transparency
Adhesion	Foam control	Discharge-safety
Dielectricity	Durability	Release properties

Tailoring of a customized solution

Unique property profiles

Advanced processability

Superior performance in consumer goods

R&D IN SILICONES IS ALIGNED WITH THREE TARGETS

Threefold Innovation Approach in the SILICONES Division



Innovation Management with Focus on…

Cost	Customer	Scope
▪ New process technologies ▪ Continuous development of core processes ▪ Smart supply chain	▪ Application know-how ▪ Continuous product improvement ▪ Tailor-made customer solutions ▪ Joint developments	▪ Enhanced property profiles ▪ New materials ▪ New applications
Productivity Management Continuous processes, i.e. elastomers, emulsions Capitalizing on integrated production	CMP slurries with **HDK®** **LUMISIL®** for LED's **Isocyanate-free** PU-foams **POWERSIL®** for high-tension insulation	**WACKER Geniomer®** Thermoplastic silicone elastomers heating cooling

WACKER HDK® - MORE THAN JUST FUMED SILICA

Focus on Customer: Silica for Chemical Mechanical Processing CMP Slurries for Wafers

Functional principle of CMP process



Carrier
Wafer
Polishing pad
Slurry dispenser
CMP Slurry
Rotating platen

Slurry consistence:

- Grinding particles (i.e. WACKER HDK®)
- Chemical additives
- Water

Customer Needs

- Increased productivity and selectivity
- Lower defect rate in CMP process

Challenge for Wacker Silica Particles

- Homogeneous particle surface
- Narrow specifications for particle size
- High purity

Mission accomplished

- Improved HDK® production process
- Fast growing shipments to formulators
- Total market for CMP slurries (2006): **US$700m**

JOINT DEVELOPMENTS TO ENSURE TECHNOLOGY LEADERSHIP

Focus on Customer: Elastomers for high-brightness LED's

Constitution of a high-brightness LED



Light Emitted Forward
Plastic Lens
Silicone Encapsulation
InGaN Semiconductor Flip Chip
Solder Connection
Reflector Cup
Heatsink Slug
Gold Wire
Cathode Lead



Customer Needs

- Automated processability and cost effectiveness
- Temperature and UV resistance (>250° C)
- Transparency and high refractive index

Close co-operation with technology leaders

Mission accomplished

- Optimized Liquid Silicone Rubber (LSR): **WACKER LUMISIL®**
- Substitution of conventional epoxy materials
- Present market: 250 mt (90% epoxy)
- Huge potential from high-brightness LEDs

ECO-FRIENDLY SOLUTION TO REPLACE ISOCYANATE BASED PU FOAMS

Focus on Customer: α-Silanes for Isocyanate-free PU-Foams

PU-Foam for the construction industry


WACKER
oam

Problem:

- Harmful gaseous side products (Diphenylmethane-4,4'-diisocyanate = MDI)
- Respiratory mask recommended during application

Customer Needs

- Labeling of conventional foams will become mandatory in June 2009
- Isocyanate-free PU-foam

WACKER's unique α-Silane Technology

- At present the only market-ready solution to avoid isocyanates
- Joint developments have started with market leaders Rathor and Soudal

Mission accomplished

- Unique solution with **WACKER GENIOSIL® STP-U**
- Huge market potential in case of mandatory MDI labeling

ANNUAL PRODUCTIVITY GROWTH IS ACCELERATING

Focus on Cost: Productivity Management

Volume per employee [Index 1988 = 100]



300
250
200
150
100
50
0
1988
1992
1996
2000
2004
Since acquisition of Hüls Silicone >9% p.a.
Long-term productivity gain of +5-6% p.a.

Productivity Management

- Systematic increase of productivity
- Process development
- New production techniques

Highlights

- Unique continuous downstream processes
  - Elastomers
  - Emulsions
- Leverage economy of scale in upstream area
- Advantages from vertical integration
  - closed cycles of matter and energy
  - from silicon metal to sealant cartridges at one site

CONCENTRATE ON REGIONAL EXPANSION, INNOVATION AND SUBSTITUTION

Advanced materials	▪ Capitalize on “the only non-organic polymer” ▪ High-tech properties expected to create new applications
Growth!	▪ On-going product penetration growth ▪ Dedicated activities to the fastest growing market in China
Cost position	▪ Completion of world-scale siloxane site in Nünchritz ▪ Developing a new third fully integrated site in China
Market leadership	▪ Increasing market access through joint ventures ▪ Strong positions in specific segments e.g. - No. 1 in building preservation - No. 2 in elastomers for transportation and energy - No. 2 in fumed silica for merchant market



WACKER POLYMERS

WACKER POLYMERS – GROWING MARKET LEADERSHIP

Capital Markets Day, July 26, 2007

Arno von der Eltz, President WACKER POLYMERS

CREATING TOMORROW'S SOLUTIONS

WACKER CHEMIE – OUR MAP FOR VALUE CREATION

SILICONES

- Focus on advanced high value-added materials
- Develop worldwide production footprint
- Globalize markets (BRIC)
- Grow above market

POLYMERS

- Penetrate markets through Technical Centers
- Leverage value chain
- Innovate to meet the megatrends
- Increase production capacities

POLYSILICON

- Meet growing customer needs
- Seize solar opportunities
- Expand capacity with leading TCS technologies

Siltronic

- Invest in 300mm
- Accelerate growth through Samsung JV
- Maintain quality leadership
- Further improve productivity

- **Integration**
- **Project Management**
- **Innovation**
- **Sustainability**
- **Productivity**

Performance, Portfolio, Potential

WACKER POLYMERS – RECENT RESULTS

	Fiscal Year		First Quarter	
	2006	2005	2007	2006
Sales €m	**560**	**474**	**149**	**121**
% of Group	17%	17%	16%	15%
% change YoY	+18%		+22%	
EBITDA €m	**107**	**99**	**34**	**24**
% margin	19%	21%	23%	20%

- Delivering strong sales growth far above industry average
- High EBITDA margins supported by economies of scale

WACKER POLYMERS: SETTING THE STANDARDS

Supply Chain



Raw Material
Upstream
Downstream
Key markets
Ethylene
Acetic Acid
VAM
Dispersions
Dispersible Polymer Powders
PVAc
PVOH
PVB
Construction
Automotive
Adhesives
Food
Coatings & Inks

VAM = Vinyl acetate monomer, PVAc = Polyvinyl acetate
PVOH = Polyvinyl alcohol, PVB = Polyvinyl butyral

Production Sites & Techn. Centers



Adrian
Burghausen
Moscow
Calvert City
Nanjing
Beijing
Wuxi
Zhangjiagang
Shanghai
Dubai
Singapore
Sao Paulo
Melbourne

Competitive Landscape for Dispersible Polymer Powders (DPP)



Others 30%
WACKER & Elotex > 70%

Capacity share, 2006
* Source: WACKER estimates

Market position WACKER:

- Global No. 1 in Dispersible Polymer Powders (DPP)
- Cost and technology leadership
- Global market penetration
- Presence in all key markets via Technical Centers

VINNAPAS® DISPERSIBLE POLYMER POWDERS 1957 – 2007: A 50 YEAR SUCCESS STORY

VINNAPAS® Dispersible Polymer Powder Production Volumes


Burghausen 1957

The basis of DPP growth
- New applications
- Market penetration
- Innovations


Zhangjiagang 2005


14% CAGR
1957
1959
1961
1963
1965
1967
1969
1971
1973
1975
1977
1979
1981
1983
1985
1987
1989
1991
1993
1995
1997
1999
2001
2003
2005
Burghausen
Calvert City
Zhangjiagang

DRIVERS OF FUTURE POWDER GROWTH: SUBSTITUTION, MARKET GROWTH, NEW APPLICATIONS & INNOVATIONS

Substitution

- System change
- Wet to dry
- Low VOC content



Market growth

- Megatrends
- BRIC development
- Strong global trade



Innovations & New applications

- Infrastructure
- Water & sewage canals
- Value added functionality in powders



THE TREMENDOUS GROWTH FOR DISPERSIBLE POLYMER POWDERS IS SUSTAINABLE

CAGR of WACKER Polymers Well above Construction Industry


Industry Specific CAGR
WACKER, Construction Polymers Europe 2003-2006
11.3%
Construction output Europe* 2003-2006
2.3%

- Sustained growth of the construction industry on a global basis
- Powder-based Dry Mortar is the substitution technology of traditional mortar systems

* Euroconstruct 2006

Example: Tiling Markets not Saturated – Substitution Ongoing


Tile Consumption
DPP Market Volume
China
Europe
Americas
Asia w/o China

* Source: WACKER estimates, Tile statistics

CHINA PROMISES HIGH GROWTH, ESPECIALLY DRIVEN BY ENERGY SAVING EFFORTS

Drivers of growth:
- High tile consumption
- Growing awareness of environmental issues
- Energy saving
- Dust emissions
- VOC



Thermal Insulat. 45%
Skim Coat 25%
Tile Adh. 22%
Others 8%

* Source: WACKER

Develop opportunities...

Research and Development
- EIFS** project (sample houses in Beijing, Shanghai, Guangzhou)
- Tile adhesive on EIFS**

Strategic Market Development
- Cooperation with DENA***
- Memorandum of Understanding with the Chinese Ministry of Construction
- Member of standard setting committees
- Cooperation with universities and associations
- Foundation of the Dry Mix Association

** Exterior Insulation and Finish Systems
*** DENA: Deutsche Energie Agentur

GROWING QUALITY AWARENESS AND DEVELOPMENT IN RUSSIA

The Russian Opportunity
- Dry mortar market is one of the most dynamic sectors of the Russian construction market



Far East
0.3%
Region
7%
Ural
Region
8%
South
region
6%
Volga
region
9%
North-
West
15%
Central
Region
55%

*Source: WACKER and Bundesagentur für Außenwirtschaft

Develop opportunities...

Technical Center Moscow
- Only technical service facility of its kind in Russia
- EOTA* chamber for regional climate: tests down to –40° C

Strategic Market Development
- Engagement in standard & norm development
- Promote quality awareness (product liability as key factor)

*European Organisation for Technical Approvals

MEGATRENDS CREATE OPPORTUNITIES FOR EXISTING AND NEW PRODUCTS & APPLICATIONS

Innovate to meet the megatrends

Energy Savings

Energy conservation
- Exterior insulation and finish systems
- Roof coating



Water conservation

Improving water supply
- Sealing slurry
- Waterproofing
- Repair mortar



Living conditions

Improving living conditions
- Advanced construction materials
- Green technology
- Low noise emission



GLOBALLY PRESENT AND CLOSE TO OUR CUSTOMERS


Moscow
Adrian
Burghausen
Nanjir
Beijing
Wuxi
Calvert City
Shanghai
Dubai
Zhangjiagang
Singapore
Sao Paulo
Melbourne

Product availability
- Production in Burghausen, Zhangjiagang, Calvert City, Wuxi, Nanjing (2008)
- Expansion of global production capacities

Market penetration
- Expand Technical Center Network

→ Local value offering

VINNAPAS® Academy
- Sharing know-how by networking
- Supporting move to value added dry mortar systems
- Exchange of know-how within WACKER

○ Production ○ Technical Center ◉ Technical Center & VINNAPAS® ACADEMY

INTEGRATED OPERATIONS AND WORLD-SCALE PLANT ADDITIONS TO EXTEND MARKET LEADERSHIP

Drive Growth with Capacities



2006
2007
2008
2009
170 kt/a
Existing global capacity
+ 30 kt/a
Burghausen
on track
+ 30 kt/a
Nanjing
on track
= Announcement
Ramp up
= Full capacity available

WACKER POLYMERS: Global market leader with integrated value chain



WACKER
Acetic Acid
Vinyl Acetate Monomer
Vinyl Acetate/ Ethylene emulsions
Dispersible Polymer Powders

GLOBALIZING OUR PRODUCTION FOOTPRINT: THE POWDER PLANT IN NANJING

Dryer at Nanjing site



- 30 kt drying capacity
- Start of construction is scheduled for fall 2007
- Start of operations in late 2008

WACKER with largest single unit capacities



30 kt
30 kt
10 kt
WACKER, Burghausen 2007
WACKER, Nanjing 2008
WACKER, average capacity until 2006

COMPETITIVE ADVANTAGE BASED ON PRODUCTIVITY

Unit Cost Reductions in Dispersible Polymer Powders

Specific Production Cost (Index 1998 = 100)



100
80
60
40
20
0
-7.5% p.a.
1998 1999 2000 2001 2002 2003 2004 2005 2006

Personnel Productivity Improvement for WACKER Polymers

Sales per Full Time Employee (k€)



600
500
400
300
200
100
0
+7.6% p.a.
421
448
466
524
2003
2004
2005
2006

... It's All About Growth in Powders

LEVERAGING INTEGRATION TO DEFINE GROWTH

Advanced Materials	▪ Focus on Dispersible Polymer Powders for value added construction applications ▪ Innovate to take advantage of megatrends ▪ Develop value added functionality in powders
Growth	▪ Expand regional position with custom-tailored applications ▪ Grow new applications, grow value added applications ▪ Drive Dispersible Polymer Powders as the substitution technology
Cost Position	▪ Further strengthen vertically integrated supply chain ▪ Focus on production technology and productivity ▪ Expand and upgrade leading edge plants
Market Leadership	▪ Capitalize on market leadership in Dispersible Polymer Powders ▪ Further define the market standards in construction applications ▪ Expand production in key markets



WACKER

OPERATIONS AND RESEARCH & DEVELOPMENT

Capital Markets Day, July 26, 2007

Dr. Rudolf Staudigl, Member of the Board

CREATING TOMORROW'S SOLUTIONS

OPERATIONAL EXCELLENCE PLUS PRODUCTION INTEGRATION EQUALS SUSTAINABLE DEVELOPMENT

Production Integration in Two Value Chains



Raw Materials
Upstream
Downstream
Silicon Metal
Siloxane
Pyrogenic Silica
Polysilicon
Silicones
Electronic Wafers
Solar Ingots
Ethylene
VAM
PVAc
Ketene
Dispersible Polymer Powders
PVB
Fine Chemicals

Operational Excellence is Important in Its Totality



Operational Excellence
• Safety
• Environmental
• Health
• Quality
Responsible Care®
Continuous Improvement

THE BURGHAUSEN SITE COMBINES INVALUABLE ADVANTAGES FOR WACKER



Ethylen Pipeline Süd (EPS)
OMV Burghausen (over the fence)
Ethylene
WACKER's Salt Mine in Stetten
Cl_2
Linde Hydrogen (onsite)
H_2
Broad Supplier Portfolio
Si
Methanol
Advanced Infrastructure
Skilled Employees
E.on Bayern
Open Space
Potential Capacity Extensions
External Service Supplier
Utilities
Alz Canal
Cogen and Hydro Power
H_2O
Power
Steam
Production
Acetyls Value Chain
Silicon Value Chain
Wafer
POLYMERS
FINE CHEMICALS
SILICONES
POLYSILICON
siltronic
Logistics
Railway Track
Central Site Logistics
Services
Engineering and Maintenance
R&D
Product Development
Process Development

A NEW ETHYLENE PIPELINE STRENGTHENS THE COMPETITIVENESS OF BURGHAUSEN



NL
Rotterdam
Marl
D
Antwerpen
Gelsenkirchen
B
Köln
CZ
Ludwigshafen
EPS
Münchsmünster
F
Burghausen
Karlsruhe
Munich
CH
A
Existing Pipeline
New Southern Ethylene Pipeline

Southern Ethylene Pipeline (EPS)

- Burghausen's connection to the pan-European ethylene network
- Partnership of BASF, Borealis, Clariant, OMV, Ruhr Oel, Vinnolit, and WACKER
- To be completed by mid 2008
- WACKER share is 10%

From 2007 through 2010
the chemical industry
will invest more than €1.8 bn
in the Burghausen area

CL CYCLE WITH 8X RE-USE AND HDK® PRODUCTION ARE KEYS TO WACKER'S UNIQUE "SILICON-VERBUND"

Open Loop Silicones & Poly Production



Si
HCl
CS-Synthesis
HCl
Polysilicon
Waste
Si
MeCl
Müller-Rochow
Waste
Siloxane
HCl

WACKER's unique "Si-Verbund" SILICONES & POLYSILICON



Si
CS-Synthesis
NaCl
HCl Makeup
Methanol
MeCl Synthesis
Si
Müller-Rochow
Polysilicon
market driven
HDK®
flexible production
Siloxane

- 8x chlorine recycle
- Model can be transferred to other sites

ENHANCING PRODUCTIVITY WITH STATE OF THE ART TOOLS

WACKER Operating System (WOS)

Improvement Process

- **Ambitious targets setting** (-30% in specific manufacturing costs)
- **Systematic approach** for continuous improvements (6σ)
- **Employee involvement**

Define responsibilities

Production Mgmt

- target achievement
- introduction of improvement process

Productivity Mgmt

- for methodical support

Use modern methods

- Work step analysis
- Six Sigma Process
- Statistical Process Control (SPC)
- Design of Experiments
- Computational Fluid Dynamics (CFD)
- Multi-variant methods
- WACKER Process Explorer

Monitor the results

- Quarterly monitoring of progress
- Root cause analysis of deviation
- Define actions

FOCUS ON PRODUCTIVITY PAYS OFF

Productivity Improvements

Downstream Silicones

Specific Production Cost (Index 2002 = 100)



120
100
80
60
40
20
0
-14.8% p.a.
2002
2003
2004
2005
2006
2007

Dispersible Powder

Specific Production Cost (Index 1998 = 100)



100
80
60
40
20
0
-7.5% p.a.
1998
1999
2000
2001
2002
2003
2004
2005
2006

68 % REDUCTION OF CO2 EMISSIONS AT NUENCHRITZ THROUGH PLANT OPTIMIZATIONS

Standard Heating of Distillation



50 %
50 %
50 %
50 %

Optimized Heating of Distillation



5 %
50 %
45 %
50 %
5 %

Spec. CO_2 Emissions Nünchritz (%)



100
85
94
59
61
54
50
32
- 68 %
1999
2000
2001
2002
2003
2004
2005
2006

- Systematic process optimizations
- Intensive waste heat utilization

WACKER INTERNAL STANDARDS SECURE HIGH SAFETY LEVEL AND HIGH OPERATIONAL AVAILABILITY

- Recently implemented Project "**ANSIKO**" at all sites has confirmed the high safety level of all WACKER plants.

- All plant units worldwide (>1,400) reviewed in the past two years

- WACKER's systematic worldwide Planning Process is based on
  - internal experts,
  - systematically and logically reasoned safety tools and
  - WACKER's specific planning and plant know-how

- Possible impacts caused by changes are analyzed in depth before realization using an Integrated Management of Change Process

WACKER has reviewed worldwide all >1,400 plant units in the past two years concerning safety and enhanced operational availability

WACKER IS LEADING THE WAY IN PROCESS CONTROL TECHNOLOGY

1. Scientific/Ergonomic Optimization of Human/ PCS-Interface

⇨ Significant improvement concerning safety and production process deviations

⇨ Industry working group* member (e.g. BASF) and PCS-Manufacturers (e.g. Siemens) are very interested in WACKER's results

⇨ New operator training school (BBiW) in Burghausen



2. Development of Alarm Management System in an Industry Working Group*

- Significant psychological workload reduction by decreased alarm frequency
  ⇨ more time and freedom for process management
- Deviation of the production process can be recognized early
  ⇨ avoiding production or quality losses
  ⇨ avoiding or reducing unplanned plant shutdowns

Possible consequences

Reaction time	Plant shutdown	Loss of quality	Production delay
< 5 min	high	medium	low
5 - 20 min	medium	low	low
> 20 min	low	low	low

WACKER is taking significant steps in ergonomic control at all sites

* member companies: Linde, BASF, Degussa, Wacker, INEOS, Bayer MaterialScience

WACKER'S ENVIRONMENTAL PERFORMANCE ASSESSMENT SHOWS STEADY DECREASE IN ENVIRONMENTAL IMPACT

- Task: compare the emission of one kg CO_2 versus one kg chloride in waste water!
- Solution: Wacker developed an environmental performance assessment to ensure uniform, group-wide standards for measuring environmental impact
- Differences in quantities and impact relevance are taken into account

Environmental Units [1000 EU/t] in BGH



75
71
62
58
55
54
50
50
53
47
51
1996 1997 1998 1999 2000 2001 2002 2003 2004 2005 2006

- Advantage: prioritization of different projects possible / improved goal setting
- Example: 1 EU = emission of 99 t CO_2 or 10 t of chloride in waste water

SUSTAINABLE DEVELOPMENT IS BUILT ON STATE-OF-THE-ART TECHNOLOGY

WACKER R&D is Market Driven


Applications/ markets
New
Existing
WACKER-
core
competence
Existing
Improved
New
Products

- Development of new products and improved products with better qualities
- Development of new processes to produce new or improved products
- Customer and market driven

WACKER INNOVATION STRATEGY LEVERAGES ON INTERNAL AND EXTERNAL RESOURCES

Innovation at WACKER


Innovation Strategy
Divisional R&D (market driven)
Corporate Key Projects
Corporate Research
Disruptive Innovations
External R&D-Partners
WACKER chair of Macromolecular Materials at Elite University Munich & Silicon Institute

- **R&D in Divisions**
  - Customer and market oriented
  - Innovations along current business activities
- **Corporate research**
  - Selected technological projects and fields
- **Corporate Key Projects**
  - Important focus activities (technology driven) including process optimization
- **Disruptive Innovations**
  - New working fields
  - Strongly market oriented
- **Chair at Elite University Munich**
  - Polymer chemistry (silicone and organic polymers)
  - Silicon Institute (basic research)

WACKER CHAIR AND SILICON INSTITUTE FOUNDED AT ONE OF THE BEST TECHNICAL UNIVERSITIES WORLDWIDE

Chair of Macromolecular Materials at Elite University Munich & Silicon Institute

- Increase the visibility of silicon and silicone chemistry for students
- Increase the number of chemists and engineers with fundamental knowledge about silicon chemistry
- Contribute significantly to basic research in fields of silicon chemistry
- Sponsor 50 PhD theses

TECHNISCHE UNIVERSITAT MUNCHEN



→ These are important investments in the future of Wacker's silicon technology

WACKER R&D SPENDING AT A HIGH LEVEL

Development of R&D spendings – WACKER vs. Peers

R&D Spending at WACKER



180
160
140
120
100
80
60
40
20
0
R&D €m
R&D %
6.2%
6.0%
5.3%
4.5%
152
151
147
152
2003
2004
2005
2006

Research Intensity (% of sales)



7%
6%
5%
4%
3%
2%
1%
2003
2004
2005
2006
WACKER
DuPont
Degussa
Clariant
BASF
Dow Chemical
Rhodia
Lanxess

AND THIS VIGOROUS R&D EFFORT IS GENERATING GROWTH AND PROFITABILITY

High Number of Active Patents in Use Today



"active" patents
total new patents granted
71
90
127
122
125
128
119
160
127
158
160
172
35
30
50
50
70
68
77
97
97
134
149
167
1995 1996 1997 1998 1999 2000 2001 2002 2003 2004 2005 2006

WACKER STIMULATES INNOVATIONS INTERNAL AND EXTERNAL PROACTIVELY

Internal WACKER Innovation Award


WACKER

- Internal yearly WACKER Innovation Award launched in 2006
- Focus 2006: Product Innovation
- Focus 2007: Process Innovation

European Organosilicon Days & WACKER Silicone Award





- European Organosilicon Days
- WACKER Silicone Award (together with Kipping Award the International Silicone Award)

OPERATIONS IS A KEY DRIVER FOR VALUE CREATION

Operational Excellence	▪ Focus on Sustainable Development ▪ Reduction of Resource Consumption
Integrated Production	▪ Unique integration of silicon, silane and acetyls production ▪ Continuous production wherever possible
Productivity Improvement	▪ Strong focus on productivity improvement for all production units ▪ Systematic approach to capacity increases at existing plants with minimal specific investment costs
People	▪ Operator Training School (BBiW) ▪ Employee Involvement in Improvement Process ▪ Authority and Responsibility for Management (Empowerment)
Global Expansion	▪ Build-up of integrated world scale sites in growing markets



WACKER POLYSILICON

WACKER POLYSILICON – GROWING WITH OUR CUSTOMERS

Capital Markets Day, July 26, 2007

Ewald Schindlbeck, President WACKER POLYSILICON

CREATING TOMORROW'S SOLUTIONS

WACKER CHEMIE – OUR MAP FOR VALUE CREATION

- Focus on advanced high value-added materials
- Develop worldwide production footprint
- Globalize markets (BRIC)
- Grow above market

POLYMERS

- Penetrate markets through Technical Centers
- Leverage value chain
- Innovate to meet the megatrends
- Increase production capacities

POLYSILICON

- Meet growing customer needs
- Seize solar opportunities
- Expand capacity with leading TCS technologies

Siltronic

- Invest in 300mm
- Accelerate growth through Samsung JV
- Maintain quality leadership
- Further improve productivity

- **Integration**
- **Project Management**
- **Innovation**
- **Sustainability**
- **Productivity**

Performance, Portfolio, Potential

WACKER POLYSILICON – RECENT NUMBERS

	Fiscal Year		First Quarter	
	2006	2005	2007	2006
Sales €m	326	288	92	86
% of Group	10%	10%	10%	11%
% change YoY	+13%		+8%	
EBITDA €m	118	90	34	31
% margin	36%	31%	36%	36%

- Strong market environment
- Aggressive capacity expansion
- Additional prepaid long-term contracts for profitable growth

EXCITING MARKET GROWTH IN SOLAR

- Greenhouse effect
- Limited fossil resources
- Limited nuclear resources
- Limited access to energy

⇒ *Require the accelerated extension of solar electricity as*

- CO_2-avoiding energy source
- Additional and / or replacing energy source
- Decentralized energy source
- Economic energy source (grid parity)

IMPRESSIVE DECREASE OF PV MODULE ENERGY PAYBACK PERIOD

Example: Modules with monocrystalline cells based on WACKER POLYSILICON feedstock



Energy Consumption (kWh/Wp)
Energy Payback Period (y)
7
6
5
4
3
2
1
0
Energy Consumption (kWh/W)
Energy Payback Period Germany (y)
Energy Payback Period California (y)
1995
2005
2010

% Cell Eff.	15	17	20
µm Wafer thickness	450	250	150

Main contributions:

- Wafer thickness reduction
- Cell efficiency increase
- Improved ingot pulling
- Advanced WACKER polysilicon deposition

Sources: Wetzel et al., Int. J. Solar Energy (2000) Vol. 20, Road-maps EPIA (2006) and BMU (2005)

EACH TON OF POLYSILICON FOR THE PV INDUSTRY AVOIDS THOUSANDS OF TONS OF CO_2 GENERATION

Net electrical energy production and avoided CO_2-emissions per ton of polysilicon over module lifetime*



8,000
7,000
6,000
5,000
4,000
3,000
2,000
1,000
0
Energy (MWh)
Tons of CO2
1995
2005
2010
MWh electrical energy generated per ton of polysilicon
Avoided tons CO2 per ton of polysilicon

Sources: Wetzel et al., Int. J. Solar Energy (2000) Vol. 20, Roadmaps EPIA (2006) and BMU (2005)

* Example: Modules with Monocrystalline Cells based on WACKER POLYSILICON feedstock

SOLAR INDUSTRY NEEDS HIGH QUALITY POLYSILICON FROM RELIABLE PRODUCERS

Polysilicon for solar industry:

- State-of-the-art technology (quality, energy consumption)
- Closed chemical loops (costs, ecology)
- Readiness to support the PV growth by capacity expansions
- ***Long-term commitment to the "solar idea"***

WACKER POLYSILICON is ready to partner with its solar customers for profitable growth based on its energy efficient product.

SEMICONDUCTOR INDUSTRY DEPENDS ON THE AVAILABILITY OF TOP QUALITY POLYSILICON

Polysilicon for semiconductor industry:

- Material of choice for next 15–20 years
- Top quality indispensable
- No alternatives to (chloro-)silane route
- Only a handful of established poly producers with semi qualification as a consequence of market consolidation
- Readiness to join in further product R&D work

Based on its 50 years' expertise WACKER POLYSILICON is ready to cooperate with semiconductor customers with regard to product performance and capacity.

PRICING FOR PV SYSTEMS WILL DETERMINE THE DEMAND AND SUPPLY RATIO

Global Polysilicon Supply and Demand (in ktons; mg-Si included)

Status: 06/2007



250
200
150
100
50
0
2005
2006
2007
2008
2009
2010
2011
2012
Uncertain capacities
Installed & announced capacities (incl. byproducts)
Combined Solar/Electronic demand (Scenario 1)
Combined Solar/Electronic demand (Scenario 2)
Electronic demand

Sources Demand: Electronic: Gartner 02/2007; Solar: Scenario 1: Photon Consulting 04/2007; Scenario 2: EPIA 12/2006
Sources Capacities: Industry announcements and WACKER estimates (06/2007)

ANOTHER 15,650 T/A OF POLYSILICON BY 2010 TO SUPPORT OUR CUSTOMERS' GROWTH


2006
2007
2008
2009
2010
Q1 Q2 Q3 Q4 Q1 Q2 Q3 Q4 Q1 Q2 Q3 Q4 Q1 Q2 Q3 Q4 Q1 Q2 Q3 Q4
6,500 t/a
Existing capacity
Poly 4 addition finalized in November '06
650 t/a
Burghausen ("Poly 5")
TCS-granular
+ 3,500 t/a
Burghausen ("Poly 6")
Accelerating schedule
+ 4,500 t/a
Burghausen ("Poly 7")
On track
Approval
+ 7000 t/a
Burghausen ("Poly 8")
= Announcement
Ramp up
= Full capacity available

Construction Progress "Poly 7"


November 2006
Preparing the location


March 2007
Laying the foundations


June 2007
New reactor hall


June 2007
New gas recycling systems

WACKER FIRST CLASS FULLY INTEGRATED TECHNOLOGY – CLOSED LOOPS FOR KEY AUXILIARIES


Metallurgical Silicon
HCl
Membrane Electrolysis + HCl Synthesis
Salt from WACKER's mine
H$_2$
rogen Loop
POLYSILICON
TCS Production
TCS Purification
Polysilicon Deposition
gen
Ch e Loop
Conversion of SiCl$_4$
H$_2$
O$_2$ (air)
SiCl$_4$
PYROGENIC SILICA
Silicone Chemistry
HCl
Pyrogenic Silica Production

INTEGRATED POLYSILICON PRODUCTION IN BURGHAUSEN


Trichlorosilane


Poly 7 8
POLY
NORTH
POLY EAST


Capacity Expansion


Polysilicon Rod Deposition


Granular Silicon
Pilot Plant

BURGHAUSEN SITE PROVIDES A HIGH DEGREE OF SYSTEM REDUNDANCY


Northern Plant
Poly 7/8
Poly 1-4; 6
Poly "East" incl. Granular
Western Plant
Eastern Plant

Separated production circuits with interlinked material flow



Major process steps, e.g.
- TCS-synthesis / -distillation
- Deposition plant
- Tetra conversion
- HCl recovery
- Hydrogen recovery

Interlinked material flow

Electric Power Plants
- Hydropower
- Cogeneration plant

Lines to external power grid
- existing
- under construction

Virtual plant split

INNOVATIVE SOLAR POLYSILICON PROCESS





- Industry-leading reactor development for solar polysilicon
- Solar deposition process with high reactor throughput
- Separate cracking line with specially designed process for solar polysilicon
- Low energy consumption over the total production chain

Economical production of solar polysilicon with high quality

BREAKTHROUGH TECHNOLOGY: START OF COMMERCIALIZING TCS GRANULAR POLYSILICON



Pilot plant

- First production plant approved
- Capacity: 650 tons per year
- Investment: €40m
- Mechanical completion: Q4/2008
- Application: - Ribbon growth
  - Increase crucible load

Customized product for advanced crystallization processes in the solar industry

CHUNKS AND GRANULAR WORK TOGETHER TO OPTIMIZE CUSTOMER OPERATIONS

- Ideal feedstock for highly efficient crystallization technologies:
  - String ribbon growth
  - EFG (Edge defined Film-fed Growth)
  - EMC (Electro Magnetic Casting)
- Optimization of crucible load:
  - Higher initial charges by mixture of chunks and granules
  - Recharging technologies

Future growth requires both technologies: chunk and granular polysilicon as complementary products.
Today's cost benchmark is WACKER's TCS chunk process.

WACKER POLYSILICON: BEST IN CLASS TECHNOLOGY AND ECONOMICS

- Value added use of by-products by integrated production system
- Independent TCS supply starting with salt and Si metal
- Economy of scale: investments, costs, productivity
- Advanced reactor technology: high output, yield, quality
- Low energy consumption for the total production chain
- Flexible reactor technology: solar or electronic polysilicon
- Fast realization time for new capacities with qualified personnel

Leading in low cost and high quality

CONTINUOUS EVOLUTION OF ROD DEPOSITION REACTOR TECHNOLOGY

Development of rod deposition reactor output (rel. units)


reactors capable of
electronic and solar
Reactor Ouput (rel. units)
Lab (1954)
...
...
...
4
5
6
7
8
9
10
Reactor Generation

WACKER'S PRODUCTION ROD PROCESS FOR SOLAR SILICON DEFINES THE COST BENCHMARK

Manufacturing costs of WACKER solar poly



100%
90%
80%
70%
60%
50%
2000
2006
Introduction of a new process for solar poly
Continuous improvement
- 46 %

Next innovations:
- new deposition reactor
- new conversion technology

WACKER'S TCS PROCESS COMBINES LOW ENERGY CONSUMPTION WITH MAXIMUM PRODUCT QUALITY

Energy consumption per kg solar silicon (rel. units)



3
2
1
0
Performance?
Monosilane Rod
mg-Si-Refining
Monosilane Granular
WACKER TCS-Rod
WACKER TCS-Granular
□ total process: silane production + deposition

Source: REC Offering Memorandum (May 2006), REC Capital Markets Day (22/11/2006); WACKER estimates

PARTNERING FOR GROWTH

Contracts:


Price
Average
contract period
Pre-
payments
Year
-2
-1
0
6
10
Start of shipments

Prepayments:

- ~ 20% to 30% of lifetime revenue

Energy clause:

- Pass-through of energy costs

WACKER:

- Secure capacity load
- Accelerating capacity build-up

Customer:

- Secures pricing for planning period
- Secures access to polysilicon

FOCUS ON GROWTH AND PRODUCTIVITY

Advanced Materials	▪ Commercializing TCS Granular technology ▪ Offering best quality for high yields and solar cell efficiencies
Growth	▪ Accelerating capacity additions to meet customers' demand
Cost Position	▪ Advanced reactor technology for low energy consumption ▪ Using synergies of a fully integrated chemical plant
Market Leadership	▪ Serving top market players with sustainable growth perspective ▪ Expand technology leadership to strengthen cost leadership

siltronic
perfect silicon solutions

SILTRONIC – INVESTING IN 300 MM GROWTH DRIVER

Capital Markets Day, July 26, 2007

Dr. Wilhelm Sittenthaler, President & CEO Siltronic

WACKER CHEMIE – OUR MAP FOR VALUE CREATION

SILICONES

- Focus on advanced high value-added materials
- Develop worldwide production footprint
- Globalize markets (BRIC)
- Grow above market

POLYMERS

- Penetrate markets through Technical Centers
- Leverage value chain
- Innovate to meet the megatrends
- Increase production capacities

POLYSILICON

- Meet growing customer needs
- Seize solar opportunities
- Expand capacity with leading TCS technologies

Siltronic

- Invest in 300mm
- Accelerate growth through Samsung JV
- Maintain quality leadership
- Further improve productivity

Integration, Project Management, Innovation, Sustainability, Productivity

- **Integration**
- **Project Management**
- **Innovation**
- **Sustainability**
- **Productivity**

Performance, Portfolio, Potential

SILTRONIC – RECENT NUMBERS

	Fiscal Year		First Quarter	
	2006	2005	2007	2006
Sales €m	**1,263**	**925**	**377**	**286**
% of Group	38%	34%	40%	36%
% change YoY	+37%		+32%	
EBITDA €m	**356**	**167**	**130**	**69**
% margin	28%	18%	35%	24%

- Strongest sales growth in the group
- Expanding 300mm capacity

SEMICONDUCTOR UNITS ARE DRIVEN BY CONSUMER ELECTRONICS AND MOBILE PHONES IN 2007

Semiconductor Growth: 2007



2007
Cell Phone Shipments
+10% (units)
2007
PC Shipments
+10% (Units)
2007
MP3/PMP
+20% (Units)
Cell Phones/Mobile 19.5%
Wired Communications 6.0%
Industrial/Military 8.2%
Automotive 6.3%
Consumer 20.5%
PC/Computer 39.6%
$252.1B / +1.8%
2007

	2006	2007
Mobile Phones	+20 %	+10 %
PCs	+10 - 12 %	+10 %
Digital Cameras	+16 %	+6.5 %
MP3 Players	+52 %	+20 %
Digital TV	+52 %	+44 %

SIA SEMICONDUCTOR INDUSTRY ASSOCIATION

Source: iSuppli/Gartner/SIA April 2007

SEMICONDUCTOR REVENUE FORECASTS ONLY TELL YOU 1/3 OF THE STORY

WSTS Semiconductor Data


50%
40%
30%
20%
10%
0%
-10%
-20%
-30%
-40%
-50%
Quarterly YoY data
1997
1998
1999
2000
2001
2002
2003
2004
2005
2006
2007
Units
ASP
Revenue

Source: WSTS, May 2007 (Q2 2007 is only April and May)

- Semiconductor revenue is determined by units and by ASP.
- Units are what the wafer market cares about.
- The current semiconductor market adjustment is more on the ASP side than on the unit volume side.
- Semiconductor units rarely contract on an annual basis.

WAFER AREA: 5-YEAR GROWTH SINCE DOT COM

Wafer Market Volume Growth


35%
30%
25%
20%
15%
10%
5%
0%
-5%
-10%
-15%
-20%
-25%
-30%
-35%
Volume Change in % per year (historic)
10 years moving avg
Avg post dot com
88
89
90
91
92
93
94
95
96
97
98
99
00
01
02
03
04
05
06
07
1st.
Half

Growth rates:

- 2007 1st Half: 11%
- 10 year average: 10%
- Post dot com (5 year average): 15%

Source: SEMI SMG

EVERY WAFER GENERATION COMES LESS FREQUENTLY, RAMPS FASTER AND LASTS LONGER - 300 MM HAS JUST BEGUN



Wafers/month x 1,000
7,000
6,000
5,000
4,000
3,000
2,000
1,000
0
1986
1987
1988
1989
1990
1991
1992
1993
1994
1995
1996
1997
1998
1999
2000
2001
2002
2003
2004
2005
2006
2007
3 yrs
5 yrs
11 yrs
76 mm
100 mm
125 mm
150 mm
200 mm
300 mm

Source: SEMI up to May 2007

- 300 mm accounts for 35% of total area
- 200 mm wafer still the work horse with currently 40% share
- 100 and 125 mm move sideways

THREE OUT OF FOUR WAFERS ARE SOLD INTO ASIA INCLUDING JAPAN

Regional Share of World Silicon Demand (excl CLE)



US
Europe
Japan
Asia
55%
50%
45%
40%
35%
30%
25%
20%
15%
10%
5%
1995
1997
1999
2001
2002
4
6
8
10
12
2003
4
6
8
10
12
2004
4
6
8
10
12
2005
4
6
8
10
12
2006
4
6
8
10
12
2007
4

- Siltronic revenues Japan + Asia >50%
- Siltronic is enlarging its footprint in Asia

Source: SEMI SMG, May 2007

TAIWAN, JAPAN AND USA CURRENTLY HAVE MOST SEMICONDUCTOR 300 MM FABS COMING


2012: 80 m 300 mm wafers p.a.
Thereof: new ramp '07 -'12: 50 m p.a.
Europe
7x300 mm fabs
2 development labs
No new fabs expected
Korea
7x300 mm fabs
3 more expected in the next 2 years
Japan
12x300 mm fabs
At least 4 more in the next 2 years
US
10x300 mm fabs
3 development labs
4 new fabs expected in the next 2 years
China
2x300 mm fabs
1 or 2 more expected in the next 2 years
Taiwan
~15x300 mm fabs
At least 7 more in the next 2 years
Singapore
2x300 mm fabs
1 more expected in the next 2 years
For new fabs:
Memories
IDM
Foundries

Remark: Fabs 2007 -2012
Source: Deutsche Bank Securities, ISS Jan 2007 Half Moon Bay

CHANGES IN WAFER CONSUMPTION COME FROM:

- Changes to our customers capacity (Capacity increase and fab closures)
    - Increased discipline in semiconductor companies for capacity expansions
- Wafer starts inside that capacity (Semiconductor demand and finished goods inventory)
    - Increased diversification of semiconductor demand
- Faster reaction to semiconductor inventories
    - Wafer demand and inventories at wafer customers and wafer producers
- Alternative markets for silicon

WAFERS HAVE LESS VOLATILITY THAN PRE-DOT COM

QoQ Change in Quantity



30%
20%
10%
0%
-10%
-20%
-30%
Wafer Starts
Wafer Invoices
1995
1996
1997
1998
1999
2000
2001
2002
2003
2004
2005
2006
2007

Source: SEMI, SICAS, Q1/07

- Wafer starts are less volatile than wafer invoices due to the supply chain "bull whip" effect of inventory swings.
- The wafer start volatility is less in the post dot com period than before it.
- For the past five quarters, the bull whip effect has been absent.

Schematic bull whip effect



Change in demand per value chain step
Supply chain steps
Consumer
Cell phone maker
Chip-maker
Wafer-maker

SEMICONDUCTOR DEMAND COMING FROM MORE DIVERSE MARKETS



Percentage of Total Semiconductor Consumption
100%
90%
80%
70%
60%
50%
40%
30%
20%
10%
0%
Mid 90s
Dot Com
2007
Data Processing
Consumer Electr.
Aerospace.
Wired Communictions
Automotive Electr.
Wireless Communications
Industrial Electr.

Source: SIA Nov 2006

QOQ MOS CAPACITY GROWTH BECAME STABLE AROUND 4 PERCENT

QoQ SICAS MOS Capacity Growth and Utilization Change in Percent



16%
14%
12%
10%
8%
6%
4%
2%
0%
-2%
-4%
-6%
-8%
-10%
-12%
-14%
-16%
QoQ Growth / Change
Q1 97
Q3 97
Q1 98
Q3 98
Q1 99
Q3 99
Q1 00
Q3 00
Q1 01
Q3 01
Q1 02
Q3 02
Q1 03
Q3 03
Q1 04
Q3 04
Q1 05
Q3 05
Q1 06
Q3 06
Q1 07
QoQ Capacity Growth
QoQ Utilization Change

MOS: Metal Oxide Semiconductor
Source: SICAS, Q1/07

POLY SHORTAGE BOOSTS WAFER INDUSTRY PROFITABILITY

- Improves profitability by reducing cost of by-products

- Reduced poly availability has reduced the aggressiveness of "third tier" silicon wafer suppliers due to their lack of long-term supply contracts

  ➡ Raises market prices for wafers

- Higher prices in solar wafers and ingots have created profitable alternative uses for semiconductor wafer capacity:

  ➡ Raises utilization, and

  ➡ Raises floor prices for wafers

IMPROVED PROFITABILITY BY TOP LINE GROWTH AND COST REDUCTION

2003 - 2004
Project 100

- Site consolidation:
  - Several closures
  - Line consolidation
  - Increasing 200 mm capacity in Asia
- Headcount reduction
- Salary cut in Germany

2004 - 2005
Operational excellence

- Strategic sourcing
- Headcount reduction
- Streamlining production
- Quality/ cost of quality
- Supply chain optimization

2005 - 2006
Back to strength

- Leveraging 300–2 (2005 start-up)
- Quality leadership
- Significant cash cost reduction in each year

2007...
Leveraging 300 mm/ Asia

- Implementing natural hedge
- Accelerating cash generation
- Extending 300 mm capacities
- The leading player in Asia:
  - Samsung JV
  - Asia mindset
  - The highest share of business

siltronic
perfect silicon solutions

SILTRONIC IN THE TOP LEAGUE

2006 Market Share by Revenues



32.2%
29.7%
14.0%
11.5%
6.0%
3.6%
2.9%
Shin-Etsu
Sumco
Siltronic
MEMC
Siltron
Covalent Materials
Others
Based in: Japan Europe USA Asia

Source: Gartner Dataquest; Share By Revenue (June 2007)

Market share change 2006 vs. 2005:

- Shin-Etsu: - 0.2%
- Sumco: - 1.5%
- **Siltronic: + 0.4%**
- MEMC: - 0.3%
- Siltron: + 0.8%
- Covalent Mat.: - 0.2%
- Others: + 1.0%

GROW WITH THE MARKET WITH FOCUS ON 300 MM AND ASIA



2006
2007
2008
2009
2010
Q1 Q2 Q3 Q4 Q1 Q2 Q3 Q4 Q1 Q2 Q3 Q4 Q1 Q2 Q3 Q4 Q1 Q2 Q3 Q4
300 mm 285 kw/m
Existing capacity
Freiberg fab extension finalized in December '06
300 mm Burghausen +60 kw/m
Fab extension
300 mm JV Singapore +300 kw/m
Construction of new fab
= Announcement
Ramp up
= Full capacity available

Construction Progress of Siltronic Samsung Wafer Pte. Ltd.



August 2006:
Preparing the ground



September 2006:
Piling started



October 2006:
Cornerstone laid



May 2007:
Construction on track

GLOBALLY PRESENT AND WELL POSITIONED FOR SUSTAINED AND PROFITABLE GROWTH

Industry and position
- Industry track record: growth
- Strong customer base
- Third largest wafer supplier

300 mm
- 300 mm, the growth engine
- Full market access on 300 mm
- Partnering with customers

Asia
- Asia: The largest market is growing the fastest, >50% of sales
- Well positioned at key customers
- Moving East and "Asia mindset" throughout the firm

Operational efficiency
- Engineered cost reduction in our DNA: Further ambitious cost targets
- Accelerating cash generation
- Quality leadership

Polysilicon
- Solar demand elevates poly supply to competitive advantage
- Siltronic among privileged few that can build growth on secure poly supply

FOCUS ON PRODUCTIVITY, TECHNOLOGY AND INTEGRATION TO GROW WITH THE MARKET

Advanced materials
- Continue to strengthen product portfolio to meet broad customer demand
- Further improve quality leadership

Growth!
- Investing in 300mm growth driver
- Accelerate growth through joint venture with Samsung

Cost position
- Capitalize on secured polysilicon supply through vertical integration
- Focus on productivity and operational excellence

Market leadership
- Partner with leading semiconductor manufacturer
- Follow customers to Asia


WACKER

GROWTH – GETTING IT DONE

Capital Markets Day, July 26, 2007

Auguste Willems, Member of the Board

CREATING TOMORROW'S SOLUTIONS

WACKER GROWTH STRATEGY SUPPORTED BY AN ADEQUATE INVESTMENT PLAN

Demanding investment program

- WACKER capex/sales ratio >15 % expected in 2007/2008
- WACKER capex/sales ratio in all divisions among the highest in their industries
- No significant jump in ratio despite Poly 8 expansion in 2007/2008

WACKER growth strategy is secured by an efficient and well organized engineering force for project planning & management

ACTIVE CAPEX MANAGEMENT CONTROLS ONGOING INVESTMENTS AND GROWTH STRATEGY

Key Elements of Capex Management

- Internal hurdle rates
  - Upstream (strategic): 5 years, 15% pre-tax
  - Downstream, other: <3 years, 25% pre-tax
- Strategic planning in spring and budget planning in autumn
- Capex management is based on global megatrends, regional aspects (markets, sites) and corporate strategies
- Cash optimization through subsidies, prepayments and JV structures for capex sharing and high utilization
- Capex acceleration in 2006 for "Poly 6" & "Poly 7" and Siltronic "Fab 300-2 (200k)"

Active Control of Capex Spending



€m
600
500
400
300
200
100
0
-100
332
365
299
525
2003
2004
2005
2006
Budgeted capex
Capex spending for the year (gross)
Difference
Net investments

SUCCESSFUL COMBINATION OF CENTRAL AND DIVISIONAL ENGINEERING UNITS

Organization of WACKER Engineering Entity



Engineering POLYMERS
Engineering Siltronic
Central Corporate Engineering
Engineering POLYSILICON
Engineering FINE CHEMICALS
Engineering SILICONES

- High flexibility of engineering resources and fast transfer of latest production know-how from (local) operations to central (global) engineering
- Centralized project management skills, cost-controlling and engineering tools

New Program: Leadership in Process Technology launched in 2007

"LEADERSHIP IN PROCESS TECHNOLOGY" SECURES WACKER'S TECHNOLOGICAL LEADERSHIP

Leadership in Process Technology

- Enhance WACKER Core Processes
- New Processes (Innovation, R&D)

Set Priorities

- Define Key Technology Process Projects
- Allocate Resources (experts, cross divisional)

Use state of the art Methods

- Process Assessment
- Benchmarking
- Process Targets
- Process Engineering
- Transfer Best Practice
- Develop new Technologies

Vision: Become/Secure technological leadership in all WACKER core production processes

WACKER PUTS A CORE TEAM TOGETHER FOR EACH MAJOR CAPEX PROJECT

WACKER Core Team for Process & Conceptual Design



Plant Operations
▫ Production know-how
▫ Project management skills
▫ International & cross divisional experience
WACKER Core Team
Central Engineering
Divisional Engineering
▫ Specific technology know-how
▫ Process optimization

- Project management & cost controlling by WACKER Core Team
- Process know-how transfer only within WACKER Core Team
- High motivation and identification with project

WACKER CAN MULTIPLY ITS PROJECT MANAGEMENT CAPACITY THROUGH EXTERNAL SUPPORT

WACKER Team for Management of Major Capex Projects


External construction services
External engineering services
WACKER Core Team
External other services

- WACKER multiplies its project management capacity through selected external support if necessary

- WACKER closely partners with renowned national and international companies
- External partners provide structural support outside of know-how sensitive areas

WACKER PROFITS NOW FROM SYSTEMATIC BUILD-UP OF ENGINEERING KNOW-HOW IN ALL DIVISIONS

Systematic Approach of Building up Engineering Know-how at WACKER

example: POLYSILICON



Engineering Trainees
Skilled WACKER Engineers
Engineering Trainees
Skilled WACKER Engineers
Engineering Trainees
Skilled WACKER Engineers
Engineering Trainees
Skilled WACKER Engineers
Process Technology
Structural Support
current status
Poly 4 finished successfully
Poly 6 almost finished
Poly 7 under construction
Poly 8 just started
2004/2006
2006/2007
2006/2007/2008

WACKER ENGINEERING ABLE TO MANAGE SEVERAL MAJOR GROWTH PROJECTS AT THE SAME TIME

WACKER Group: Major Ongoing Capacity Expansion 2006–2010



2006
2007
2008
2009
2010
Dryer 13 BGH
MC
Dryer at new site Nanjing/China
Ramp
Siloxane Nuenchritz
HDK I ZJG
Siloxane JV with DCC in ZJG
Ext. CD Eddyville
Poly 4
Poly 5 granular
Poly 7
Ramp
Poly 6
MC
Poly 8
Ext. Fab 300-1
Ext. Fab 300-2
Fab 300-3 JV SSW
Ramp

MC = mechanical completion

PROJECT MANAGEMENT AT WACKER AMONG THE BEST IN THE WORLD

WACKER Project Management Benchmark

Cost Performance vs. FEL



Quintiles
1st
2nd
3rd
4th
5th
better
worse
Cost Effectiveness Index
WACKER
M
Q
BB
A
T
K
AA
GG
II
E
B
U
CC
Z
other companies
F
DD
N
G
NN
O
LL
R
FF
MM
L
V
HH
KK
C
S
X
D
I
H
P
BEST
GOOD
FAIR
POOR
SCREENING

Front End Loading (FEL) Index
(= quality of project management & planning)

WACKER Highlights

- WACKER takes part in external benchmark for capex projects by IPA
- IPA database consists of 10,000+ process plant projects up to US$5bn from over 250 companies
- Cost effectiveness of WACKER projects within 1st quintile of industry benchmark
- Quality of project management & planning at WACKER is "good" and better than many other companies

Source: Independent Project Analysis (IPA), Industry Benchmarking Conference, 2007

WACKER ATTRACTS AND RETAINS ENGINEERING TALENT IN A TOUGH ENVIRONMENT

VAA TOP25 Ranking*: WACKER



11
8
2
2005
2006
2007

* Verein Angestellter Akademiker (VAA)
Annual TOP 25 Ranking of German Chemical Companies

Additional Engineers with WACKER



Central Engineering
Divisional Engineering
45
40
35
30
25
20
15
10
5
0
9
4
23
13
39
21
2005
2006
2007e

WACKER Engineer Attrition



Central Engineering
Divisional Engineering
45
40
35
30
25
20
15
10
5
0
4
1
3
2
4
2
2005
2006
05/2007

ENGINEERING AT WACKER – LEADING IN QUALITY AND EFFICIENCY

Aggressive Investment Program	▪ High level of capex in all major segments ▪ Tight control of budget and time
Adequate Engineering Capacity	▪ Able to attract and retain excellent engineering talent ▪ Know-how protection secured by WACKER core team
Strong Engineering Synergy	▪ Engineering experts on segment and group levels ▪ Building multi-functional engineering know-how across the group
Superior Project Management	▪ Dedicated engineering team for each major project ▪ Successful prioritization of key engineering projects ▪ Project management at WACKER among world's best

WACKER can manage all ongoing investment projects and still has potential for further projects in the future!



WACKER

FINANCIAL – CONTROLLING OF GROWTH AND MARGINS

Capital Markets Day, July 26, 2007

Dr. Joachim Rauhut, CFO

CREATING TOMORROW'S SOLUTIONS

WACKER: A STRONG FINANCIAL TRACK RECORD WITH AMBITIOUS TARGETS

Strong Sales Growth (€m)



+15% CAGR
2,504
2,756
3,337
>10%
2004
2005
2006
2007e

Attractive EBITDA Margins (%)



18%
21%
24%
2004
2005
2006
2007e

Integrated Financial Targets



BVC (EVA)
Cash Flow
EBITDA Margin

VALUE DRIVEN ORGANIZATION SINCE 2001

Systems & Targets

Integrated Financial Targets


BVC (EVA):
positive in any given year
Cash Flow:
finance CAPEX + dividend
EBITDA Margin:
individual by division

Integrated Financial Targets

Targets Embedded in Organization

- Corporate strategy centered on value creation
- Strategic and operational controlling based on all three financial targets
- Compensation:
    - Upper Management: Bonus scheme linked to all three financial metrics
    - Employees: Profit participation scheme based on positive BVC (EVA)

WACKER EARNS A SUBSTANTIAL PREMIUM ON ITS COST OF CAPITAL

Systems & Targets

ROCE (%)



2007e
17.9%
2006
2007e
--- WACC before Taxes

Value Creation

- Capital Employed:
  - Definition:
    Non-current assets
    + Inventories
    + Accounts receivable
    - Accounts payable
    - Prepayments received
  - Average of:
    31.12. prior year
    + 30.06. current year
  - Total 2006: €2,555m
- Premium earned on Cost of Capital 2006:
  - **appr. €150m (appr. 6%)**

PORTFOLIO MANAGEMENT BASED ON BVC (EVA): DIVISIONS EARN MORE THAN COST OF CAPITAL

Systems & Targets

Major Divisions Earning Excess Returns*



Growth Rate > GDP
Growth Rate < GDP
Sold in 2004
ROCE < WACC
ROCE > WACC
Siltronic
Silicones
Polymers
Fine Chemicals
Polysilicon
Ceramics

Policies and Targets

- Yearly portfolio review
- BVC (EVA):
  - Core performance metric
  - Target for management incentives
- Direct link to capex decisions

* Average annual growth rates 2004–2006

STRONG EBITDA MARGINS ACROSS DIVISIONS; INDIVIDUAL TARGET SETTING

Systems & Targets

EBITDA Margins 2006 (%)



Siltronic
28%
POLYSILICON
36%
SILICONES
18%
POLYMERS
19%
FINE CHEM.
9%
GROUP
24%

Targets

Target margins based on:

- External benchmarks
- Historical performance
- Business plan

TARGET FOR CASH FLOW: POSITIVE AFTER CAPEX AND DIVIDEND

Systems & Targets

Cash Flow from Operating Activities



761
576
456
367
297
220
147
159
185
2004
2005
2006
Gross CF (€m)
Capex (€m) *
Net CF (€m) **

Targets

- Capital Expenditures (gross):
  - average: >15% of sales through 2010
- Dividend:
  - Payout ratio: minimum 25%
- Positive cash flow after capex and dividend

Strong growth prospects may require some flexibility

* Capex = payments; in 2004 includes proceeds from sale of Ceramics division

** Net cash flow = Gross cash flow less capex

NET WORKING CAPITAL TARGETS SUPPORT CASH FLOW

Systems & Targets

Net Working Capital WACKER Group*



678
582
496
20%
21%
20%
€m
% of sales
2004
2005
2006

DSO WACKER Group



49
55
51
2004
2005
2006

DSI WACKER Group



53
50
44
2004
2005
2006

Working Capital Management

- Inventory levels have increased by appr. 5.5% per year vs. average sales growth of 15%
- Accounts Receivable show stronger upward trend as sales to countries with longer payment terms increase
- DSO 2005: effect of accelerating business at Siltronic

Target: Maintain performance despite ongoing globalization

* Excluding prepayments from customers

BALANCE SHEET: INVESTMENT GRADE LEVERAGE SUPPORTS RETURN ON EQUITY

Systems & Targets

WACKER Group Structure of Balance Sheet (%)



Total €3.3bn
Total €3.3bn
34%
66%
19%
8%
11%
13%
49%
2006 Actual
Current Assets
Fixed Assets
Accruals + Liabilities
Prepayments Received
Pension Accruals
Financial Debt
Equity

Characteristics

- Non-current assets: €2,146m
- Pension accruals of €355m
- Net financial debt: €367m
  - Down >100% versus 2005
  - Balanced maturity profile
- Prepayments: €230m (Polysilicon only)
- Equity: €1,586m
  - Up 70% over 2005
  - Debt to equity ratio 104%

WACKER OPERATES IN HIGH-GROWTH MARKETS WITH SUBSTANTIAL CAPACITY ADDITIONS

	Market Growth*	Announced Capacity Additions	Relative to 2005 Capacity
Siltronic	~ 9%	+ 425 kw/m 300mm	+ 180%
Polysilicon	~ 9%/>20% (Semi / Solar)	+ 16.7 kt polysilicon	+ 300%
Silicones	~ 6%	+ 120 kt siloxane	+ 90%
Polymers	~ 10%	+ 100 kt dispersible polymer powder	+ 80%

* Source: Gartner; SEMI; Company estimates

CAPEX RATIO OF >15% OF SALES ON AVERAGE PER YEAR


CAPEX (Average 04-06; % of Sales)
Future Trend
Siltronic
15%
Polysilicon
27%
Silicones
10%
Polymers
3%

CAPEX MANAGEMENT ON TOP OF EXECUTIVE BOARD´S AGENDA

Growth

Capex as % of Sales (WACKER Group)


15%
11%
16%
average >15%
2004
2005
2006
2007E - 2010E

Key Elements of Capex Management

- Internal hurdle rates:
  - Upstream (strategic): 5 years, 15% pre-tax
  - Downstream, other: <3 years, 25% pre-tax
- JV structures for capex sharing and high utilization
  (e.g. Siltronic's JV with Samsung in 300mm wafers)
- Rapid ramp-up for accelerated returns
  (e.g. +15,000 t polysilicon from 12/2006 through 12/2010)
- Cash optimization through:
  - subsidies (appr. €250m in 10 years) and
  - prepayments (appr. €0.5bn expected in '07)

INVESTMENT PROJECTS ARE MONITORED REGULARLY UNTIL PAYBACK ACHIEVED

Request for Appropriation	Board Approval	Project Execution	Project Start-Up	1 year after Start-Up	Full Pay-back
• **Market/Demand Analysis**	• **Strategic Fit**	• **Monthly Monitoring of Spending**		• **Review of Financial Performance**	• **Last Update on Investment Appraisal**
• **Technical Feasibility**	• **Financial Hurdle Rates**	• **Presentation to Board if Major Deviations**		• **1st Update on Investment Appraisal**	• **"Lessons Learned"**
• **Investment Appraisal**	• **Overall CapEx Budget**	• **Change Orders**		• **Presentation to Board (optional)**	

- Appr. 30 major capital requests presented to the Board per year
- Appr. 150 investment projects continuously monitored (from Board approval through full pay-back)
- 2006: appr. 10 updates on investment appraisals for completed investment projects

PROGRESS ON TOP CAPEX PROJECTS MONITORED MONTHLY

Growth

	CAPITAL EXPENDITURES (SPENDING)						SCHEDULE			
- million EUR -	Month		Total 2007		Total Project		Mech. Completion		Good for Order	
	RF	Act	RF Last Month	RF Current Month	RF Last Month	RF Current Month	Plan	Actual / RF	Plan	Actual / RF
Fab 300-1										
Fab 300 Freiberg										
GM-Anlage 3										
HDK China										
Dryer 13										
Reactor 11										
China Site Polymers										
Expansion Eddyville										
Poly 4 - 1000										
Poly 5										
Poly 6										
Poly 7										
Logistics BGH										
TOTAL										

PROJECT REVIEWS 2006 (EXAMPLES)*: SPENDING WELL UNDER CONTROL; IRR'S WITH SOME FLUCTUATION

CAPEX (€m; Actual vs. Budget): No Major Deviations


93
93
2.9
2.4
14.2
13.8
15.5
14.6
Proj. 1
Proj. 2
Proj. 3
Proj. 4

IRR (%; Actual vs. Budget): Mixed Picture


change in product mix
higher utilization
impact US$-devaluation
43.6
40.1
15.6
18.3
21.0
23.3
14.8
13.0
Proj. 1
Proj. 2
Proj. 3
Proj. 4

Board Approval | Update at Full Payback

* Project Review: Complete update of investment Appraisal after full payback achieved

MARGIN PERFORMANCE MONITORED IN DETAILED DEVIATION ANALYSIS

EBITDA margins

EBITDA (€m)



EBITDA 2005 (adj.)
567
Volume / Mix
Price
Currency
Raw materials
Personnel
Other costs
EBITDA 2006
787

Controlling Goals

1. Pricing strategy & delivery
2. Utilization & ramp schedules
3. FX hedging
4. Raw materials & energy sourcing
5. Headcount & productivity

CONTINUING FOCUS ON DIVISIONS' PRICING PERFORMANCE AND MARKET SHARES

EBITDA margins (1)

	Pricing Strategy	Controlling Focus
Siltronic	• Focus on capacity utilization (90% - 100%); quarterly	• Monitoring of ASPs by diameter and of fab utilization
Polysilicon	• Long-term capacity reservations; focus customer portfolio and expansion	• Monitoring of contract price development; terms & conditions
Silicones	• Focus on product mix (value added); yearly contracts	• Setting of yearly pricing targets; monitoring of mix and regional development
Polymers	• Focus on regional development / product mix; primarily yearly contracts	• Setting of yearly targets; monitoring of actual performance

CAPACITY UTILIZATION AND RAMPS ARE CLOSELY MONITORED

EBITDA margins ②

Capacity Utilization

- Theoretical maximum capacity:
  365 days x 24 hours
  as benchmark
- Targets:
  - Continuous production: close to 100%
  - Batch production: 80% - 100%
- Capacity reserves in line with seasonality
- Reporting on plant utilization as part of monthly discussions with divisions

Capacity Ramps

- Tight schedules with further accelerations (e.g., poly: 15,000 t within 4 years)
- "Warm-downs" for start (e.g., Siltronic 300 mm expansions of existing fabs)
- Optimize timing and execution of maintenance shut-downs

OVERHAUL AND DEBOTTLENECKING OF ACETYLS FACILITIES COMBINED IN REGULAR SHUT-DOWN

EBITDA margins ②

OMV: shut-down in Q4/2007

- OMV =
  WACKER´s ethylene supplier at Burghausen plant
- Regular shut-down in Q4 for overhaul of ethylene production (appr. 4 weeks)

Polymers: shut-down & debottlenecking

- In parallel with OMV, shut-down of acetyls facilities (acetic acid; VAM) for regular overhaul
- Simultaneously, debottlenecking of VAM-facility: appr. 15% increase in capacity
- Production of VAE and dispersible powder to continue unaffected
  (draw-down of stock; purchase of VAM in the market under swap arrangements)
- No impact on sales

EXPOSURE TO US$ IS ADDRESSED BY HEDGING AND INVESTING OUTSIDE EURO ZONE

EBITDA margins ③

US$ Exposure 2006 (in US$m)



Chemicals
Siltronic
770
External sales in US$
1,100
External costs
Depreciation
Indirect costs
200
US$ exposure EBIT effect
700

Policies

- Hedging policy in place
- Result from hedging:
  - for Chemicals divisions: included in P&L of segment "Other"
  - for Siltronic: included in Siltronic P&L
- "Natural hedge" : Siltronic, SILICONES and POLYMERS with substantial investments outside Euro zone
- POLYSILICON contracts only in Euro

THREE MAJOR RAW MATERIALS ACCOUNT FOR APPR. 50 % OF TOTAL RAW MATERIAL BILL

EBITDA margins (4)

Wacker Chemical Divisions   Major Raw Materials (€m)

Total 2006 | **Raw Material**



Si Metal
Ethylene
Methanol
Platinum
Other

Optimizing the Sourcing Process

- **Ethylene:**
  - Investment in "Ethylen Pipeline Süd", Burghausen's connection to the Pan-European ethylene network
  - Enhanced flexibility and security of supply for Burghausen
- **Methanol:**
  - In 2006 / early 2007, strong imbalances in supply / demand from Force Majeure events
  - Investment in storage tanks to secure production

STRATEGIC SOURCING OF SILICON METAL (~25% OF WACKER'S TOTAL RAW MATERIAL COSTS)

EBITDA margins ④

Si Metal: Supply and Demand Analysis*

Si Metal:
Total production 2006: 5.8m tonnes



FeSi:
Steel Ind.
Si:
Aluminum
Chemicals
27%
73%

*** Source: CRU International Ltd.; Company estimates**

WACKER Sourcing Strategy

- Strategic relationship with core suppliers
- **Partly, long-term supply contracts** with selected suppliers
- Development and qualifying of **new suppliers**
- Further increase in **regional diversification** (increasing share from China, Russia, etc.), but only with suitable, experienced partners

ENERGY DEMAND AT BURGHAUSEN SITE TO EXCEED INTERNAL SUPPLY

EBITDA margins ④

Energy Consumption (Electricity/Steam) *



Internal Generation
(appr. 3,100 GWh)
Consumption
2006
2007e
2008e
Steam / Heat
Electricity

* Burghausen site only

Key Projects

- Expenses for energy amount to appr. 5% of sales
- 2007: internal charging for energy consumption changed from "cost plus" to "market"
- "Build or buy" decision for excess demand
- Comprehensive, company-wide project for energy saving in all areas ("POWER PLUS")

PERSONNEL COSTS REFLECT PRODUCTIVITY GAINS ...

EBITDA margins ⑤

Personnel Expenses % of Sales


35%
31%
29%
2004
2005
2006

Key Performance Ratios

Sales per Employee (k€):


2006
227
2005
191
2004
170
+ 16% p.a.

EBITDA per Employee (k€):


2006
54
2005
43
2004
30
+ 34% p.a.

... AND REDUCED HEADCOUNT WITH IMPROVED COST STRUCTURE

EBITDA margins (5)

Headcount Development 2000-06



17,573
17,058
16,637
15,622
14,688
14,434
14,668
-2,905
5,585
3,767
1,050
875
300
3,091
2000
2001
2002
2003
2004
2005
2006

Restructuring / Productivity Programs

- **Siltronic: 200 mm consolidation ("P100")**
  - Site consolidation (Wasserburg, Kulim)
  - Headcount reduction (direct / indirect)
  - Salary cut in Germany
- **SILICONES: "SPRING"**
  - Re-engineering of business processes
  - Sustainable reduction in overhead costs
- **Siltronic: "OPEX"**
  - Strategic sourcing
  - Site re-engineering
  - Quality improvement
- **"TopFit"**
  - Productivity improvement Central Services
  - Optimized technical spending
- **FINE CHEMICALS:**
  - Restructuring of Exclusive Synthesis
  - Impairment loss of €8.6m in 2006
  - Appr. 130 employees to be transferred to other divisions

WACKER: OUTSTANDING GROWTH PROSPECTS AND STRONG MARGINS COMBINE TO ACCELERATE VALUE CREATION



Net Cash Flow
367
220
147
456
297
159
761
576
185
2004
2005
2006
Value Creation
ROCE
18%
2007e
2006
2007e
EBITDA Margins
28%
36%
18%
19%
9%
24%

WACKER

Financial – Controlling of Growth and Margins
Dr. Joachim Rauhut, CFO, July 26, 2007



WACKER

WRAP-UP AND Q&A

Capital Markets Day, July 26, 2007

Dr. Peter-Alexander Wacker, CEO

CREATING TOMORROW'S SOLUTIONS

WACKER CHEMIE – OUR MAP FOR VALUE CREATION

SILICONES

- Focus on advanced high value-added materials
- Develop worldwide production footprint
- Globalize markets (BRIC)
- Grow above market

POLYMERS

- Penetrate markets through Technical Centers
- Leverage value chain
- Innovate to meet the megatrends
- Increase production capacities

POLYSILICON

- Meet growing customer needs
- Seize solar opportunities
- Expand capacity with leading TCS technologies

Siltronic

- Invest in 300mm
- Accelerate growth through Samsung JV
- Maintain quality leadership
- Further improve productivity

- **Sales Growth**
- **Productivity**
- **Smart Financing**

Value Growth

Performance, Portfolio, Potential

Morgan Stanley / UBS Investment Bank

Frankfurt Stock Exchange
Listing Board
For the attention of Dr. Cord Gebhardt / Ms. Barbara Georg
Deutsche Börse AG
Listing Department

60485 Frankfurt am Main

30 March 2006

Wacker Chemie AG, Munich: application for listing up to 52,152,600 shares of Wacker Chemie AG for stock exchange trading on the official trading market, with additional follow-up obligations (Prime Standard) in accordance with Art. 30 BörsG [German Stock Exchange Act]

Dear Dr. Gebhardt and Ms.Georg,

During the next few weeks, Wacker Chemie AG of Munich proposes to conduct an initial public offering (IPO) under the management of Morgan Stanley Bank AG and UBS Limited as global coordinators and joint book runners. For this purpose, a prospectus was lodged with the German Federal Financial Supervisory Authority (BaFin) on 22 February 2006, which was approved on 24 March 2006. As you will see from the enclosed prospectus, it is proposed that the IPO involves a public offering of existing shares.

I. Application for admission to stock market trading

Wacker Chemie AG, Morgan Stanley Bank AG and UBS Limited hereby request, in accordance with Art. 30 BörsG, that

€ 260,763,000.00 = 52,152,600 ordinary shares without nominal value issued to bearer
(individual share certificates) (total equity capital)
each having an amount of the equity capital of € 5.00 allocated pro rata to each individual share with full dividend entitlement from 1 January 2006
of
WACKER CHEMIE AG
Munich
ISIN: DE000WCH8881-
WKN [Securities Identification No.] WCH888-

be admitted to the Frankfurt Stock Exchange for trading on the official market with additional follow-up obligations (Prime Standard).

For further details of the application for admission, please refer to the information provided in the enclosed form "Applications for the admission of shares to stock exchange trading on the official / regulated market" dated July 2005.

II. Further information

We would ask you to publish the announcement of the lodging of the application for admission in the *Frankfurter Allgemeine Zeitung* (FAZ) as well as in the Federal Bulletin. In view of the schedule of the transaction given below, we would ask you to publish the application for admission tomorrow (Friday) 31 March 2006, or at the latest on Saturday 1 April 2006.

The following schedule is proposed for the approval and publication of the prospectus and for implementing the public offer:

24 March 2006	Approval of prospectus by BaFin
24 March 2006	Publication of prospectus approved by BaFin at the internet address of Wacker Chemie AG
25 March 2006	Announcement in FAZ of publication of the prospectus
27 March 2006	Start of marketing process (roadshow)
30 March 2006	Publication of price spread and offer period in an addendum at the internet address of Wacker Chemie AG, immediately after approval by BaFin of the addendum to the prospectus
31 March 2006	Announcement in FAZ of the publication of the addendum to the prospectus relating to price spread and offer period; start of offer period
6 April 2006	Listing order by Frankfurt Stock Exchange
7 April 2006	End of offer period for private investors (natural persons) at 12 noon (CEST) and for institutional investors at 17.00 (CEST)
7 April 2006	Publication in FAZ of Frankfurt Stock Exchange listing order
8/9 April 2006	Price setting; allocation
10 April 2006	Publication in FAZ of placing price; publication by press release of allotment principles applied to placing
10 April 2006	Commencement of trading, first trading day
12 April 2006	Book delivery of shares upon payment of placing price

The resulting proposed schedule for the listing procedure is as follows:

31 March/1 April 2006	Publication of listing application in FAZ
1–4/3–5 April 2006	Three-day period in accordance with Art. 50 BörsZul/VO [German Stock Exchange Admission Regulations]
6 April 2006	Listing order by Frankfurt Stock Exchange
7 April 2006	Publication in FAZ of Frankfurt Stock Exchange listing order

We enclose three copies of the approved share prospectus. We will send copies of addendum No. 1 – expected to be passed for approval this Thursday 30 March 2006 – without delay.

We also declare, on behalf of the issuer, that the global certificate covering the existing equity capital as at 29 March 2006 has been lodged with Clearstream Banking AG and, if the global certificate is cancelled, individual certificates in accordance with Art. 48 Section 2 No. 6 BörsZulVO will be presented, and the issuer will cancel the global certificate at the request of the Listing Board insofar as it is under an obligation to holders of the titles vested in the global certificate to issue individual certificates on request. We will send you evidence of the corresponding lodgement separately.

III. Documents enclosed and to follow

We enclose the following documents with this application:

1. Power of attorney from Wacker Chemie AG for the submission of the said applications and for any other statements and actions required in this context;
2. Three copies of the share prospectus dated 24 March 2006;
3. Notarized extract from the currently valid Commercial Register at the Munich local court;
4. Articles of Association of Wacker Chemie AG, current edition;
5. Evidence of statutory basis of shares:
   – copy of supervisory board resolution of 15 March 2006 on agreement in principle to IPO;
   – copy of resolution by the Executive Board of 22 March 2006 on the global certification of the shares;
6. Annual reports for 2004 and 2003; and
7. Audited consolidated financial statements of the company for the financial year ending 31 December 2005, and individual financial statements of Wacker Chemie AG for the stated period (the company's annual report will not be published until April 2006).

For further correspondence we would ask you to contact Morgan Stanley Bank AG (Mr. Johannes Borsche, tel. 069 / 2166 1518; fax 069 / 2166 7302) or UBS Limited (Mr. Holger Meyer, tel. 069 / 2179 8680; fax 069 / 2179 8631).

Yours sincerely,

Morgan Stanley Bank AG UBS Limited

for Wacker Chemie AG

Enclosures

WELCOME

Dear Shareholders,

2006 was a special year for the WACKER group – in fact, a historic one. On April 10, 2006 (92 years after its establishment), Wacker Chemie AG successfully launched an IPO. At the same time, the Group had its best year ever in terms of both sales and earnings. We would like to show you in person how your company performed in its first listed year, how our strategic growth projects have progressed and what steps we have taken to reinforce the Group's long-term profitable growth. This is why we warmly invite you to attend Wacker Chemie AG's Annual Shareholder Meeting at 10:00 a.m. on Tuesday, May 29, 2007 at Munich's ICM tradeshow grounds.

Sincerely,
Wacker Chemie AG

Dr. Karl Heinz WeissSupervisory Board Chairman

Dr. Peter-Alexander Wacker
President & CEO

P. S.: You can view and request full details about the shareholders' meeting on the internet at
www.wacker.com/hauptversammlung

AGENDA

for the Annual Shareholders' Meeting of Wacker Chemie AG on Tuesday, May 29, 2007 in Munich

1. Presentation of the adopted annual financial statements as per December 31, 2006, the approved consolidated financial statements as per December 31, 2006, the Wacker Chemie AG and Group management reports for fiscal 2006, and the report of the Supervisory Board for fiscal 2006

2. Resolution on the appropriation of net retained profits. The Executive and Supervisory Boards propose that the net retained profit for fiscal 2006, in the amount of EUR 763,568,623.09, be appropriated as follows:

1.) Distribution to shareholders
EUR 124,194,957.50

As the share capital of EUR 260,763,000.00 is composed of 52,152,600 no-par value shares and the 2,474,617 treasury shares held by the Company do not entitle the Company to any rights, this corresponds to a total dividend per dividend-bearing share of EUR 2.50 comprising

– a dividend of EUR 2.00 per dividend-bearing share and
– a special dividend of EUR 0.50 per dividend-bearing share.

2.) Appropriation to retained earnings
EUR 315,000,000.00

3.) Carryforward to new account
EUR 324,373,665.59

3. Resolution on the ratification of the actions of the Executive Board

The Executive and Supervisory Boards propose that the actions of the members of the Executive Board of Wacker Chemie AG during fiscal 2006 be ratified.

4. Resolution on the ratification of the actions of the Supervisory Board

The Executive and Supervisory Boards propose that the actions of the members of the Supervisory Board of Wacker Chemie AG during fiscal 2006 be ratified.

5. Resolution on the choice of auditor

The Supervisory Board proposes that KPMG Deutsche Treuhand-Gesellschaft Aktiengesellschaft Wirtschaftprüfungsgesellschaft, Munich, be chosen as auditor of the annual financial statements and consolidated financial statements for the fiscal year ending December 31, 2007.

This also includes appointing KPMG as auditor for any review of the short-form financial statements and interim management report which are required to be prepared as part of the half-yearly financial report under sections 37 w and 37 y of the German Securities Trading Act (WpHG).

6. Approval of the profit and loss transfer agreement between Wacker Biotech GmbH and Wacker Chemie AG

The Executive and Supervisory Boards propose the approval of the profit and loss transfer agreement between Wacker Biotech GmbH and Wacker Chemie AG, which has been properly displayed at the business premises of Wacker Chemie AG since the Annual Shareholders' Meeting was convened.

On April 4, 2007, Wacker Chemie AG as the parent and Jena-based Wacker Biotech GmbH as the controlled subsidiary in a German tax-consolidated group (*Organschaft*) concluded a profit and loss transfer agreement.
The content of the profit and loss transfer agreement is as follows:

Preamble

The parent holds all shares in the controlled subsidiary.

Based on the controlled subsidiary's integration from a business, financial and organizational perspective, the parties hereby agree the following with a view to establishing a tax group within the meaning of sections 14 ff of the German Corporate Income Tax Act (KStG):

Section 1 Transfer of profits

As of January 1, 2007, the controlled subsidiary shall in internal matters act solely in the interest of the parent, regardless of it being legally independent. At its fiscal year-end, the controlled subsidiary shall transfer to the parent total net income for the year, less any losses brought forward from the previous year and less the amount required to be transferred to the legal reserve under section 300 of the German Stock Corporation Act (AktG). Section 301 of the AktG shall apply accordingly.

Section 2 Absorption of losses

During the term of this agreement, the parent shall absorb any net loss for the year arising at the controlled subsidiary. Losses shall be absorbed in accordance with section 302 of the AktG applicable at the time.

Section 3 Preparation of the annual financial statements

The controlled subsidiary's annual financial statements shall be prepared in agreement with the parent.

Section 4 Due date

1. With effect from the last day of the controlled subsidiary's fiscal year, the amounts to which the parties are entitled in respect of the transfer of profits and absorption of losses for the year shall be due on the day on which the controlled subsidiary's annual financial statements are adopted.

2. Prior to the adoption of the annual financial statements, the parent may request advances on any profit transfer to which it is likely to be entitled for the fiscal year, provided the controlled subsidiary's liquidity permits payment of such advances.

3. Accordingly, the controlled subsidiary may also request advances on any loss likely to be paid to it for the fiscal year, provided that, given its liquidity, it requires such advances.

4. Part payments under section 2 or section 3 bear no interest.

Section 5 Term of the agreement

1. This agreement shall come into effect on January 1, 2007 and apply for a fixed term of five years ending December 31, 2011. If notice is not given to terminate the agreement at the latest three months prior to its expiry, it shall be extended in each case by another year and with the option to give notice to terminate it. In the event of any change to the controlled subsidiary's fiscal year, the aforementioned date shall be replaced by the controlled subsidiary's next fiscal year-end.

2. This agreement may be terminated with immediate effect at any time if there is good cause to do so. This shall always be the case if the parent's interest in the controlled subsidiary ceases to fulfill the necessary criteria for "financial integration" according to German tax regulations. If terminated for good cause, this agreement shall expire with retrospective effect from the start of the controlled subsidiary's then current fiscal year.

Section 6 Requirement for approval

This agreement is concluded subject to approval by the shareholder meetings of the parties to the agreement.

Section 7 Partial nullity

Should a provision of this agreement be or become invalid or unworkable, or should it transpire that the agreement contains an omission, this shall not affect the validity of the other provisions of this agreement. In this case, the parties agree to substitute for the invalid or unworkable provision the valid or workable provision that mostly closely approximates the economic effect of the invalid or unworkable provision, or to remedy the omission by inserting the provision that they would have agreed upon bearing in mind their economic intent if they had indeed considered that point.

The profit and loss transfer agreement and the reasons for it are explained in more detail in the joint report on the agreement by the Executive Board of Wacker Chemie AG and the management of Wacker Biotech GmbH.

7. Authorization to acquire treasury shares

The Executive and Supervisory Boards propose the following: The authorization granted on March 15, 2006 is revoked and the Executive Board authorized, in the period up to and including November 28, 2008 and with the consent of the Supervisory Board, to acquire treasury shares representing up to 10% of the current share capital for purposes other than securities trading. Treasury shares may not be acquired for the purposes of trading in such shares. Together with other Company shares that the Company acquired at the acquisition date and still holds, the shares acquired on the basis of this authorization may not exceed 10% of the share capital. The treasury shares may be acquired on the stock market or by way of a public offer to all shareholders. If the treasury shares are acquired on the stock market, the acquisition price (not including incidental acquisition costs) may not be more than 10% above or 10% below the market price; if acquired by way of a public offer, the offering price (not including incidental acquisition costs) may not be more than 10% above or 10% below the market price. If the treasury shares are acquired on the stock market, the applicable market price in relation to the above provision is the average price of the Company's shares in the closing auction in XETRA trading (or on an equivalent system replacing the XETRA system) during the last three trading days prior to the shares' acquisition. If the treasury shares are acquired by way of a public offer to all shareholders, the applicable market price is the average price of the Company's shares in the closing auction in XETRA trading (or on an equivalent system replacing the XETRA system) during the last three trading days prior to the publication of the decision to make that offer.

The Executive Board is also authorized, with the consent of the Supervisory Board, to dispose of the treasury shares acquired on the basis of this authorization by means other than on the stock market or by way of an offer to all shareholders, provided they are sold for cash at a price that is not significantly lower than the market price of the Company's shares at the disposal date. In this case, the number of shares to be disposed of, together with the new shares issued on the basis of any subsequent authorizations to increase the capital with shareholders' pre-emptive rights disapplied in accordance with section 186 (3) sentence 4 of the AktG or on the basis of any subsequent resolutions on contingent capital in accordance with sections 221 (4) and 186 (3) sentence 4 of the AktG, may in total not exceed 10% of the share capital.
In addition, the acquired shares may, with the consent of the Supervisory Board, also be sold outside the stock market for non-cash payment without being offered to all shareholders in proportion to their interest in the Company, provided this occurs for the purpose of acquiring companies, parts of companies, or equity interests in companies.

The resolution adopted by the Annual Shareholders' Meeting on March 15, 2006, making the disposal or use of 782,300 treasury shares already belonging to the Company dependent on the consent of the Supervisory Board and Annual Shareholders' Meeting, remains unaffected.

Furthermore, the Executive Board is authorized to retire the treasury shares acquired on the basis of this authorization with the consent of the Supervisory Board and without a further resolution being adopted by the Annual Shareholders' Meeting.

Use may be made of the above authorizations to dispose of or retire treasury shares in full or in part, once or several times, individually or together.

REPORT OF THE EXECUTIVE BOARD

Report of the Executive Board in accordance with Art. 71 Para. 1 No. 8 Section 5 AktG [German Stock Corporation Act] and Art. 186 Para. 4 Section 2 AktG on item 7 of the agenda.

Under item 7 of the agenda, it is proposed to the shareholders' meeting that the company be authorized until 28 November 2008 in accordance with Art. 71 Para 1 No. 8 AktG to acquire its own shares, including own shares acquired earlier by and still in the ownership of the company, in the amount of up to 10 % of the equity capital existing at the time of the passing of the resolution. Under the proposed resolution, the company is authorized to sell or issue own shares acquired on the basis of this authority partly under exclusion of shareholders' subscription rights.

The proposed authority to acquire own shares is a renewal of the existing authority, which was granted by the last annual shareholders' meeting on 15 March 2006 under item 7 of the agenda. The authority is intended to enable the company to make use of the instrument of acquiring its own shares until 28 November 2008. Own shares can only be acquired through the stock exchange or by means of a purchase offer open to all shareholders, thereby giving all shareholders equally the opportunity of selling shares to the company, provided that the company is making use of its authority to acquire its own shares.

As provided by law, the own shares acquired by the company through the stock exchange or by means of a public offer to all shareholders can be re-sold. These sale options ensure the shareholders' right to equality of treatment when the shares are re-issued. Additionally, the proposed resolution enables the board, with the approval of the Supervisory Board, to also sell the own shares acquired under the authorization in some other way than through the stock market or by an offer to all shareholders, if the own shares are sold at a price which is not substantially lower than the market price of the company's shares at the time of the sale. This authorization, which is equivalent to a cancellation of subscription rights, makes use of the possibility of a simplified cancellation of subscription rights permitted under Art. 71 Para. 1 No. 8 AktG with the corresponding application of Art. 186 Para. 3 Section 4 AktG. It is thus intended in particular to create, in the interests of the company, the opportunity to offer shares in the company to institutional investors and/or to expand the shareholder base. The company should also be able to react quickly and flexibly to favourable trading conditions at the stock market. The interests of shareholders are taken into account in that the shares may only be sold at a price which is not substantially lower than the market price of the company's shares at the time of the sale. In this case, the number of shares to be sold, together with the new shares issued on the basis of any subsequent authorizations for an increase in capital with exclusion

of subscription rights under Art. 186 Para. 3 Section 4 AktG or on the basis of any conditional capital passed at a later date under Art. 221 Para. 4 and Art. 186 Para. 3 Section 4 AktG, must not in total exceed 10 % of the equity capital. This offsetting ensures that acquired own shares are not sold with the exclusion of subscription rights under Art. 186 Para. 3 Section 4 AktG if the result would be that, for more than 10 % of the equity capital in total, the subscription right of shareholders is excluded by the direct or indirect application of Art. 186 Para. 3 Section 4 AktG without special pertinent reason. This continuing restriction is in the interests of shareholders who wish to maintain their amount of holding as far as possible.

In addition, the board is to be authorized to use, with the approval of the Supervisory Board, the own shares acquired under the proposed authority as payment for the purchase of companies, parts of companies or holdings in other companies. International competition is increasingly looking for this type of acquisition financing. The proposed authority is intended to give the company the freedom of action it needs to exploit, quickly and flexibly, any acquisition opportunities that may arise. The proposed exclusion of subscription rights does justice to this concern. When setting valuation ratios, the Executive Board will ensure that the interests of shareholders are protected as appropriate. When deciding on the method of share purchase to finance transactions of this type, the Executive Board will be guided solely by the interests of the company and of the shareholders.

The authority to sell shares in some other manner than through the stock exchange or by an offer to all shareholders, as proposed for resolution under item 7 of the agenda, refers only to shares which are acquired on the basis of this authority proposed to the shareholders' meeting for resolution on 29.05.2007, but not to other shares which the company already owns. This statement is expressly made in relation to the total of 782,300 shares which already belong to the company. In the case of these shares, the shareholders' meeting of 15 March 2006 passed a resolution to the effect that they can only be sold or used following a resolution of the shareholders' meeting. It should be expressly pointed out that this resolution remains unaffected.

The board will report to the next shareholders' meeting on any use made of the authorization to acquire own shares.

AVAILABLE DOCUMENTS

Referring to item 6 of the agenda, the following documents will be made available for inspection by shareholders, from the date of the convening of the shareholders' meeting, at the offices at the registered premises of Wacker Chemie AG, Hanns-Seidel-Platz 4, 81737 Munich, and at the offices of Wacker Biotech GmbH, Hans-Knöll-Straße 3, 07745 Jena:

- profit and loss transfer agreement
- joint report by the Executive Board of Wacker Chemie AG and the management of Wacker Biotech GmbH
- annual financial statements and management reports of Wacker Chemie AG, and consolidated financial statements and group management reports for the 2004, 2005 and 2006 financial years
- annual financial statements of Wacker Biotech GmbH for the 2004, 2005 and 2006 financial years

The documents made available for inspection under item 6 of the agenda will be sent immediately and free of charge to all shareholders on request.

In addition, from the date of the convening of the shareholders' meeting the report of the Executive Board under item 7 of the agenda will be made available for inspection by shareholders at the offices at the registered premises of Wacker Chemie AG, Hanns-Seidel-Platz 4, 81737 Munich.

The certified financial statement and directors' report for 2006, the approved consolidated accounts and group directors' report for 2006, the report of the Supervisory Board for 2006 and the board's proposed appropriation of earnings, together with the above documents relating to items 6 and 7 of the agenda, can be accessed on the internet at www.wacker.com/ hauptversammlung. These documents will also be available for inspection at the Wacker Chemie AG shareholders' meeting.

ATTENDANCE AT SHAREHOLDERS' MEETING; VOTING RIGHTS

Terms of attendance

Attendance at the shareholders' meeting and the exercise of voting rights are open only to shareholders who register in text form with the company, at the latest by seven days prior to the meeting (22 May 2007, 24.00 hours) at the following address:

Wacker Chemie AG
c/o Deutsche Bank AG
General Meetings
60272 Frankfurt am Main

Evidence of entitlement to attend the shareholders' meeting must be provided in text form, in German or English, by means of a certificate proving share ownership issued by the custodian institution. The proof must refer to the start of the twenty-first day before the meeting (8 May 2007, 0.00 hours), and must be received by the company at the above address at the latest by seven days before the meeting (22 May 2007, 24.00 hours).

Number of shares; voting rights

The company's equity capital is divided into 52,152,600 non-par individual shares having the same number of votes. At the time of calling the meeting, the company holds 2,474,617 of its own shares, for which it has no entitlement to voting rights.

Proxy voting

Voting rights can be exercised by a proxy, and also by an association of shareholders. Power of attorney for the proxy vote must be given in writing.

The company has appointed two representatives to exercise the voting rights of shareholders in accordance with the instructions of the latter.

Shareholders who wish to grant power of attorney to the proxies appointed by the company must have an admission ticket to get into the shareholders' meeting. This should be ordered as soon as possible from the custodian bank concerned. The power of attorney form for the company-appointed proxies is attached to the admission ticket. If required, this form should be detached from the ticket, completed, signed and sent (original only) by mail or fax to the following address before 24 May 2007, 24.00 hours:

Wacker Chemie AG
c/o Computershare HV-Services AG
AGM Registration
Prannerstrasse 8
80333 Munich
Fax: +49 89 309037 4675

Motions and nominations

Motions and nominations submitted by shareholders should be sent to the following address only:

Wacker Chemie AG
Legal Department
Ms. Julia Butz
Hanns-Seidel-Platz 4
81737 Munich
Fax: +49 89 6279 23

Motions and nominations that are to be disclosed will be made available on the internet at www.wacker.com/hauptversammlung as soon as they are received. Any comments by the management will likewise be made available at the same website address.

Enquiries

Any enquiries about the shareholders' meeting should be made via our special shareholder hotlines:

Telephone: +49 800 6644426
(free of charge from Germany and Austria)
Fax: +49 89 6279 2910
E-Mail to:
hauptversammlung@wacker.com

The invitation to the annual shareholders' meeting will be published in the electronic version of the Federal Bulletin of 18 April 2007.

Munich, April 2007

Yours sincerely,

Wacker Chemie AG
Executive Board

Wacker Chemie AG
Chairman of the Supervisory Board:
Dr. Karl Heinz Weiss
Executive Board:
Dr. Peter-Alexander Wacker
(President),
Dr. Rudolf Staudigl,
Dr. Joachim Rauhut,
Auguste Willems
Registered office: Munich
Court of registration: Munich,
HRB [Commercial register] No. 159705

HOW TO GET HERE


N
Nürnberg A9
Neufahrn
Deggendorf A92
Flughafen München
Eschenried
Feldmoching
Nord
S1
S8
Feldmoching
U2
Stuttgart A8
Autobahnring Ost A99
Airport-Shuttle
Mittlerer Ring
CITY
Ost
Hauptbahnhof
Ostbahnhof
DB U S
U S
Passau A94
ICM
NEUE MESSE MÜNCHEN
U5
Lindau A96
Innsbrucker Ring
U2
Messestadt West
Ost
Mittlerer Ring
Garmisch-Partenkirchen A95
A 995 zur Autobahn Salzburg
Salzburg A8
Süd

Venue:
ICM – International Congress Centre Munich
Am Messesee 6, Exhibition Centre
81823 Munich
Admission: from 08:30 am
Start: 10:00 am

By car:
The New Munich Trade Fair Centre / ICM is located right on the A94. Take the Feldkirchen-West (exit 6) or Munich-Riem (exit 5) exits

By public transport (MVV):
The U2 underground line goes directly to the New Munich Trade Fair Centre / ICM from 5.30 am to 24.00, Messestadt West station.

With your admission~~entrance~~ ticket you can use MVV free of charge. There are marked free parking spaces at the ICM.



WACKER

Wacker Chemie AG / SCHOTT Solar GmbH: Creating a Solar Wafer Joint Venture

Investor Relations, August 2, 2007

CREATING TOMORROW'S SOLUTIONS

DISCLAIMER

The information contained in this presentation is for background purposes only and is subject to amendment, revision and updating. Certain statements contained in this presentation may be statements of future expectations and other forward-looking statements that are based on management's current views and assumptions and involve known and unknown risks and uncertainties. In addition to statements which are forward-looking by reason of context, including without limitation, statements referring to risk limitations, operational profitability, financial strength, performance targets, profitable growth opportunities, and risk adequate pricing, as well as the words "may, will, should, expects, plans, intends, anticipates, believes, estimates, predicts, or continue", "potential, future, or further", and similar expressions identify forward-looking statements. By their nature, forward-looking statements involve a number of risks, uncertainties and assumptions which could cause actual results or events to differ materially from those expressed or implied by the forward-looking statements. These include, among other factors, changing business or other market conditions and the prospects for growth anticipated by Wacker Chemie AG's management. These and other factors could adversely affect the outcome and financial effects of the plans and events described herein. Statements contained in this presentation regarding past trends or activities should not be taken as a representation that such trends or activities will continue in the future. Wacker Chemie AG does not undertake any obligation to update or revise any statements contained in this presentation, whether as a result of new information, future events or otherwise. In particular, you should not place undue reliance on forward-looking statements, which speak only as of the date of this presentation.

WACKER SOLAR WAFERS: FORGING A NEW LINK IN THE WACKER VALUE CHAIN



Raw Material
Upstream
Downstream
Customers' Industries
Silicon Metal
Siloxane
Pyrogenic Silica
Polysilicon
Silicones
Electronic Wafers
Solar Ingots
Solar Wafers
Ethylene
VAM
PVAc
Ketene
Dispersible Powders
PVB
Fine Chemicals
Construction
Automotive Suppliers
Paints and Coatings
Print and Paper
Hyperpure Silicon Wafers
Semiconductors
Solar Modules
Construction
(Tile Adhesives, Dry Mortars)
Printing Inks / Coatings Chewing
Gum Base
Food
Household care products
Pharmaceuticals
Cosmetics

ADDITIONAL VALUE ADDED BY PARTNERING WITH SCHOTT


Solar Poly
Ingot
Wafer
Cell
Module
System
WACKER
Poly
50 / 50 SCHOTT WACKER Solar
51 / 49 WACKER SCHOTT Solar
Wafer
SCHOTT solar
Wafer
Merchant Market

FORWARD INTEGRATION BY PARTNERING TO REDUCE RISK OF MARKET ENTRY



Solar Poly
Ingot
Wafer
Cell
Module
System
JV
Hemlock
Wacker
SCHOTT Solar
Solarworld
Kyocera
REC
MEMC
Evergreen
Sharp
ErSol

- Concentrate on the most profitable links in the value chain
- Maximizing technological integration through strategic partnering
- Reducing market entry risk with use of existing capacity and proven technology
- Minimizing capital requirements through use of existing facilities and shared investments

EXPERTISE IN POLYSILICON PRODUCTION FOR MORE THAN 50 YEARS



A worldwide market, technology and quality leader in polysilicon, dedicated to the electronic and solar industries.

Facts and figures

• Location of production:	Burghausen, Germany
• Polysilicon technology:	Trichlorosilane CVD (rod and granular)
• Polysilicon capacity:	6,500 t (as of Dec. 31, 2006)
• Sales:	325.6 Million EUR (2006)
• Employees:	875 (as of Dec. 31, 2006)

SCHOTT SOLAR GMBH:
OVER 40 YEARS EXPERTISE IN PV SOLAR COMPONENTS



A worldwide leading Photovoltaic Solar Components Manufacturer. Integrated Production of Wafers, Cells and Solar Modules.

Facts and figures

- Headquarters: Alzenau, Germany
- Global activities: Production in USA, CZ, GER
  Strong dealer network
  Sales in 18 countries
  Worldwide R&D network
  10% Market share in Germany (2006)
- Wafer technologies: Edge-defined Film-fed Growth
  Crystallisation of mc-Silicon
- Production capacity:

Si-Wafer	40 MW
Cells	130 MW
Modules	100 MW

COMBINING THE STRENGTHS OF TWO INDUSTRY LEADERS

Raw material
- Secured high quality Polysilicon supply through WACKER POLYSILICON

Combined expertise
- Leading edge wafering technology from Siltronic
- Long experience in wafers, cells & modules by SCHOTT Solar GmbH
- Ingot casting by transfer from microlithography through SCHOTT

Product to market
- Immediate start of wafer supply due to existing manufacturing infrastructure
- Quick start on the learning curve for wafers

Cost position
- Proprietary processes and know-how generate significant cost benefits
- Industry leading road map due to synergies of expertise
- Close alignment of R&D, impacting poly specifications and production process

Market channel
- Established supply chain and distribution of downstream products
- High quality wafers by highly qualified market players

JOINT VENTURE: FOCUS ON MULTICRYSTALLINE WAFERS – DUAL TRACK

Site Jena – Delivering premium wafers

Casting-Method	Crystallization	Blocking	Wafering
Focus on mainstream wafer technology			

SmartSolarFab® Alzenau – Commercializing breakthrough technology

EFG-Process (Edge-Defined Film-Fed Growth)	Pulling	Cutting by Laser	Wafering
Proprietary Silicon efficient technology			

IDEAL STRATEGIC FIT FOR BOTH PARTNERS


WACKER
Polysilicon
SCHOTT WACKER Solar GmbH
50 / 50 Manufacturing JV
for solar wafers
Wafer
SCHOTT
solar
WACKER SCHOTT Solar GmbH
51 / 49 Sales JV
for solar wafers
Wafer
Merchant
Market

WACKER

- Forward integration into new technology
- Immediate scale benefits
- Low risk market entry
- Leveraging wafering know-how

SCHOTT

- Secured strategic poly supply
- Improved utilization of assets
- Optimization of PV Value-Chain
- Global solar distribution network

FINANCIAL STRUCTURE OF JOINT VENTURE



WACKER
Cash
Prepayment
SCHOTT WACKER Solar GmbH
(Production)
WACKER SCHOTT Solar GmbH
(Sales)
Assets
SCHOTT
solar

WACKER	SCHOTT
• Cash contribution • Prepayment from manufacturing JV • Polysilicon supply at market conditions • Production JV consolidated at equity income • Wafer merchant market JV consolidated at WACKER	• Majority of wafer sales to SCHOTT Solar, pricing based on market • set contribution

SOLAR WAFERS – AGGRESSIVE TARGETS

WACKER **Solar Wafer Joint Venture** SCHOTT

Foundation:	Q3 2007
Production start:	Q3 2007
Targeted capacity:	1 GW in 2012
Employees:	> 700 in 2012
Investment:	€ ~ 370m until 2012

GOING FOR MARKET LEADERSHIP

Contributed assets

EFG Plant (Alzenau/Germany)



SCHOTT Solar EFG manufacturing site with wafer pulling

Crystallization Fab (Jena/Germany)



Crystallization fab for high purity Calcium-fluoride converted to mc-Silicon

Ramp-up plan in MW, year-end



MW
80
1,000
2008
2009
2010
2011
2012

- In-house wafer demand from scratch
- Serving merchant market from 2009
- Technology feedback along entire value chain

ACCELERATING GROWTH IN SOLAR WAFERS

WACKER + SCHOTT solar = WIN + WIN

- Partnering with global technology leader
- Limited financial investment
- Secured market entry
- Aggressive expansion and ramp-up
- Largely self-financing
- Linked to global SCHOTT distribution network


WACKER

Wacker Chemie AG / SCHOTT Solar GmbH: Creating a Solar Wafer Joint Venture

Investor Relations, August 2, 2007

CREATING TOMORROW'S SOLUTIONS

ISSUER, CONTACT AND ADDITIONAL INFORMATION

Issuer and contact

Wacker Chemie AG
Hanns-Seidel-Platz 4
D-81737 Munich

Investor Relations
Mr. Joerg Hoffmann

Tel. +49 89 6279 1633
Fax +49 89 6279 2933

joerg.hoffmann@wacker.com
www.wacker.com

Additional information

ISIN: DE000WCH8881

WKN: WCH888

Deutsche Börse: WCH

Ticker Bloomberg: CHM/WCK.GR

Ticker Reuters: CHE/WCHG.DE

Listing: Frankfurt Stock Exchange Prime Standard

DEUTSCHE BÖRSE PRIME STANDARD

MDAX STOXX creating success

WACKER

Wacker Chemie AG
Hanns-Seidel-Platz 4
81737 München, Germany
www.wacker.com

PRESS RELEASE

Number 34

WACKER SIGNIFICANTLY BOOSTS SALES AND EARNINGS IN Q2 2007

- Q2 GROUP SALES RISE 15 PERCENT TO €959 MILLION
- EBITDA GROWS 33 PERCENT TO €261 MILLION AND EBITDA MARGIN CLIMBS TO 27 PERCENT
- NET CASH FLOW REACHES €122 MILLION
- EARNINGS PER SHARE SURGE TO €2.62
- EXPECTATION OF FULL-YEAR 2007 SALES AND EARNINGS GAINS CONFIRMED

Munich, August 2, 2007 – Wacker Chemie AG again significantly boosted year-on-year sales and earnings in Q2 2007. Supported by solid global economic growth, the Munich-based chemical company greatly expanded its manufacturing output and sales volumes. The negative impact of further U.S. dollar weakening and higher raw material and energy costs was more than offset by volume gains. Q2 Group sales accordingly rose 15 percent to €959.0 million (Q2 2006: €830.4m).

Earnings again grew more strongly than sales, thanks primarily to scale effects from higher manufacturing volumes, productivity-boosting measures, and higher prices in some market segments. From April to June 2007, the Group generated earnings before interest, tax, depreciation and amortization (EBITDA) of €260.8 million (Q2 2006: €195.7m) – up 33 percent compared to the prior-year period. The EBITDA margin thus grew to 27.2 percent (Q2 2006: 23.6 percent). The Group's semiconductor segment, Siltronic, contributed the largest share to this strong earnings gain. Siltronic

WACKER

improved its EBITDA by €49.8 million year-on-year, thereby increasing its earnings by nearly 70 percent. WACKER POLYSILICON, too, significantly enhanced its EBITDA, which rose 51 percent year-on-year. WACKER POLYMERS profited from continued construction-sector strength and boosted its EBITDA by 17 percent year-on-year. However, WACKER SILICONES and WACKER FINE CHEMICALS only marginally improved their year-on-year figures. The Group's Q2 2007 earnings before interest and tax (EBIT) surged to €178.2 million (Q2 2006: €111.8m), with net income climbing 95 percent year-on-year to €130.0 million (Q2 2006: €66.5m). Earnings per share for the period under review are €2.62 (Q2 2006: €1.35). The Munich-based company reiterated its full-year 2007 sales and earnings forecast. Based on current exchange rates, the Group continues to expect sales revenue grow of over 10 percent, accompanied by a rising year-on-year EBITDA margin.

"Strong customer demand is the prime driver of our continued dynamic growth and we are responding to this demand via strategic production-capacity expansion projects," said CEO Peter-Alexander Wacker. "Despite additional burdens from raw material and currency markets, we have significantly surpassed last year's earnings again. This underscores our operational strength once more."

In regional terms, Asia and Europe continued to be WACKER's most important sales markets in Q2 2007. Central and eastern Europe, as well as China, showed particularly strong development. WACKER's Q2 sales in Asia grew 46 percent to €328.7 million (Q2 2006: €225.5m). In the period under review, Europe (excluding Germany) contributed €271.5 million (Q2 2006: €248.5m) to Group sales – a year-on-year increase of 9 percent. The Americas and Germany were virtually equal with Q2 2007 sales of €160.9 million (Q2 2006: €165.7m) and €168.4 million (Q2 2006: €163.8m), respectively. In the

Americas, dollar-related negative currency effects and the generally slower rate of economic growth had an impact. Accordingly, prior-year results were not quite reached there. In contrast, Germany achieved year-on-year sales growth of 3 percent. In the rest of the world, the Group posted April-to-June sales of €29.5 million (Q2 2006: €26.9m) – beating the prior-year figure by 10 percent.

The Group's Q2 2007 net cash flow reached €122.1 million (Q2 2006: €15.0m). Thus, net cash flow (i.e. the difference between cash inflow from operating activities and outflow due to investment activities) rose by a factor of eight compared to the prior-year period. The chief factors fueling this jump were robust business performance and, particularly, additional prepayments from customers for future polysilicon shipments.

In Q2 2007, investments in intangible assets, property, plant, equipment, and financial assets amounted to €180.7 million (Q2 2006: €96.1m) – an 88 percent increase over Q2 2006. The Group focused investment on creating and expanding production capacities at its divisions. In Zhangjiagang (China), a WACKER SILICONES production complex for pyrogenic silica (HDK®) is under construction, and the division is expanding its downstream silicone facilities there, too. WACKER POLYMERS is building a new dryer for dispersible polymer powders in Burghausen (Germany). At the same location, WACKER POLYSILICON's Poly 6 and Poly 7 expansion phases will boost polysilicon capacity. Siltronic is increasing 300 mm wafer capacity at Burghausen and constructing a new 300 mm wafer line in Singapore.

WACKER had 14,892 employees worldwide on June 30, 2007, slightly more than in the previous quarter (March 31, 2007: 14,788). 11,513 were employed in Germany (March 31, 2007: 11,447) and 3,379 at non-domestic sites (March 31, 2007: 3,341).

WACKER

Business Divisions

WACKER SILICONES reported total Q2 2007 sales of €353.6 million, beating the prior-year period by some 8 percent (Q2 2006: €327.3m). Growth was chiefly driven by stronger sales volumes. The price increases achieved in certain sectors also had a positive effect. Currency shifts, though, weighed on sales and earnings. April-to-June EBITDA rose 1 percent from the year-ago period to €68.0 million (Q2 2006: €67.0m). Although the division saw methanol's market price drop slightly in Q2, raw-material costs were generally above last year's level, especially in the case of silicon metal.

WACKER POLYMERS continued to enjoy the construction sector's global buoyancy during the quarter under review. Sales totaled to €167.7 million (Q2 2006: €147.4m) – a year-on-year increase of about 14 percent. Dispersible polymer powders were the main growth driver, with production capacity gains boosting sales volumes. The division increased its EBITDA to €34.5 million in Q2 2007, a rise of some 17 percent (Q2 2006: €29.4m). Strong earnings were mainly fueled by volume growth and higher revenues for dispersible polymer powders. The division had increased its prices for these powders at the beginning of 2007. On the negative side, earnings were impacted by currency shifts and higher raw-material costs.

In Q2 2007, **WACKER FINE CHEMICALS** posted total sales of €27.6 million, matching the prior-year level (Q2 2006: €28.0m). For standard products and customized fine chemicals, sales declined. But the drop was virtually offset by vibrant demand for bioengineered cysteine. At €3.8 million, the division's April-to-June EBITDA was above the year-earlier quarter (Q2 2006: €3.1m). The improvement reflects the positive impact of current restructuring measures for customized fine chemicals.

WACKER

At **WACKER POLYSILICON,** total Q2 sales rose 26 percent to €97.9 million (Q2 2006: €77.9m). Mainly due to higher prices, the increase also stemmed from volume gains enabled by the Poly 4 polysilicon production plant (commissioned in late 2006). April-to-June EBITDA climbed 51 percent year on year, reaching €34.8 million (Q2 2006: €23.0m). The earnings surge was boosted by higher polysilicon prices and sales volumes.

Siltronic generated total Q2 2007 sales of €370.9 million (Q2 2006: €300.3m) – almost 24 percent above the year-earlier quarter. Key factors here were substantial volume gains, especially in the 300 mm wafer segment, and higher average prices for all wafer diameters. These effects more than compensated for negative currency shifts. Siltronic's April-to-June EBITDA soared to €122.8 million (Q2 2006: €73.0m). Fueled primarily by volume and price improvements, earnings were over 68 percent up on the year-ago period.

Outlook

In view of the global economy's current prospects and the Group's own appraisal of demand trends, WACKER sees business remaining robust over the coming six months. WACKER does not, however, expect second-half results to match the first half-year's, due to several scheduled plant shutdowns and declining demand for 200 mm wafers. Based on current exchange rates, the Group continues to expect full-year sales revenue growth of over 10 percent, accompanied by a rising year-on-year EBITDA margin.

Information for editorial offices: ***the full Q2 2007 report can be downloaded from WACKER's website (www.wacker.com) under Investor Relations.***

WACKER

Key Group Figures

€ million	Q2 2007	Q2 2006	% change	H1 2007	H1 2006	% change
Sales	959.0	830.4	15	1,902.7	1,628.9	17
EBITDA[1]	260.8	195.7	33	526.3	379.3	39
EBITDA margin[2]	27.2%	23.6%	15	27.7%	23.3%	19
EBIT[3]	178.2	111.8	59	366.1	217.5	68
EBIT margin[2]	18.6%	13.5%	38	19.2%	13.4%	44
Financial result	-6.2	-17.9	-65	-11.6	-28.9	-60
Income before taxes	172.0	93.9	83	354.5	188.6	88
Net income	130.0	66.5	95	244.5	132.7	84
Earnings per share in €	2.62	1.35	94	4.92	2.84	73
Investments (incl. financial assets)	180.7	96.1	88	271.7	172.4	58
Net cash flow	122.1	15.0	>100	346.3	37.7	>100

€ million	June 30, 2007	June 30, 2006	Dec. 31, 2006
Equity	1,695.2	1,409.3	1,585.8
Financial liabilities	291.0	546.9	409.9
Provisions for pensions	362.5	358.6	354.8
Net financial debt	144.3	514.3	367.0
Total assets	3,588.3	3,078.8	3,258.2
Employees (number at end of period)	14,892	14,555	14,668

[1] EBITDA is EBIT before depreciation and amortization.
[2] Margins are calculated based on sales.
[3] EBIT is the result from continuing operations for the period before interest and other financial result, limited partnership interests and income tax.

WACKER

This press release contains forward-looking statements based on assumptions and estimates of WACKER's Executive Board. Although we assume the expectations in these forward-looking statements are realistic, we cannot guarantee they will prove to be correct. The assumptions may harbor risks and uncertainties that may cause the actual figures to differ considerably from the forward-looking statements. Factors that may cause such discrepancies include, among other things, changes in the economic and business environment, variations in exchange and interest rates, the introduction of competing products, lack of acceptance for new products or services, and changes in corporate strategy. WACKER does not plan to update the forward-looking statements, nor does it assume the obligation to do so.

For further information, please contact:
Wacker Chemie AG
Media Relations & Information
Christof Bachmair
Tel. +49 89 6279-1830
Fax: +49 89 6279-1239
christof.bachmair@wacker.com

The company in brief:
WACKER is a globally active chemical company with some 14,700 employees and annual sales of around €3.34 billion (2006).
WACKER has 22 production sites and over 100 sales offices worldwide.

WACKER SILICONES
Silicone fluids, emulsions, rubber and resins; silanes; pyrogenic silicas; thermoplastic silicone elastomers

WACKER POLYMERS
Dispersible polymer powders and dispersions for applications in the construction industry; PVAc solid resins; VC copolymers; polyvinyl butyrals and acetates

WACKER FINE CHEMICALS
Fine chemicals, biologics and other biotech products, such as cyclodextrins and cysteine

WACKER POLYSILICON
Polysilicon for the semiconductor and photovoltaics industries

Siltronic
Hyperpure silicon wafers and monocrystals for semiconductor devices

WACKER

Wacker Chemie AG
Hanns-Seidel-Platz 4
81737 München, Germany
www.wacker.com

PRESS RELEASE

Number 37

WACKER POLYMERS Announces Price Increase for Food-Grade Polyvinyl Acetate

Munich, August 31, 2007 – WACKER POLYMERS will globally increase the prices of food-grade polyvinyl acetate by an average 20 percent. The price increase will be effective as of October 1st, 2007, or as otherwise allowed by individual contract terms. Despite continued efforts to optimize cost structures and productivity, persistently rising raw material and energy costs make this step inevitable. The price increase will ensure WACKER's high standards for product quality, product safety and product service in the chewing gum business.

"The polyvinyl acetate prices were decoupled from the main raw material price developments of ethylene and vinyl acetate monomer over the last two years. The price increase enables us to close this gap and simultaneously ensures that our customers will continue to receive high-quality products and the highest level of customized service and technical support available", states Scott Borst, Global Business Director for Gum Base Resins. The price increase further strengthens WACKER's commitment to the chewing gum industry after investing in new polyvinyl acetate capacities in Wuxi, China.

WACKER POLYMERS is a leading supplier of solid polyvinyl acetate resins and has been marketing them under the trade name VINNAPAS® to the chewing gum industry for 50 years now. VINNAPAS® solid resins are a key ingredient for the production of

modern types of gum base, the water insoluble part of chewing gum which acts as the carrier for sweeteners and flavors.

WACKER POLYMERS

WACKER POLYMERS is a leading producer of state-of-the-art binders and polymer additives in the form of dispersible polymer powders and dispersions, polyvinyl acetates, surface coating resins, polyvinyl butyrals and polyvinyl alcohol solutions. These products are used by companies in the construction, automotive, paper and adhesives sectors, as well as by manufacturers of printing inks and surface coatings. WACKER POLYMERS has production sites in Germany, China and the USA, as well as a global sales network and technology centers in all major regions.

WACKER

For further information, please contact:
Wacker Chemie AG
Media Relations & Information
Nadine Baumgartl
Tel. +49 89 6279-1604
Fax +49 89 6279-2604
nadine.baumgartl@wacker.com

The company in brief:
WACKER is a globally active chemical company with some 14,700 employees and annual sales of around €3.34 billion (2006).
WACKER has 22 production sites and over 100 sales offices worldwide.

WACKER SILICONES
Silicone fluids, emulsions, rubber and resins; silanes; pyrogenic silicas; thermoplastic silicone elastomers

WACKER POLYMERS
Dispersible polymer powders and dispersions for applications in the construction industry; PVAc solid resins; VC copolymers; polyvinyl butyrals and acetates

WACKER FINE CHEMICALS
Fine chemicals, biologics and other biotech products, such as cyclodextrins and cysteine

WACKER POLYSILICON
Polysilicon for the semiconductor and photovoltaics industries

Siltronic
Hyperpure silicon wafers and monocrystals for semiconductor devices

WACKER

§15 WpHG - Director Dealings Notifcations

Name	Transaction Type	Price	Volumes	Value/€	Transaction Date	Notification Date
Blue Elephant Holding GmbH	Sell	80.00	8,114,410	- 649,152,800	08.04.2006	12.04.2006
Fr. Gertrud Eberth-Heldrich	Buy	80.00	750	60,000	10.04.2006	12.04.2006
Hr. Anton Eisenacker	Buy	80.00	187	14,960	10.04.2006	12.04.2006
Hr. Auguste Willems	Buy	80.00	3,750	300,000	10.04.2006	13.04.2006
Hr. Dr. Bernd W. Voss	Buy	80.00	6,250	500,000	10.04.2006	24.04.2006
Hr. Dr. Joachim Rauhut	Buy	80.00	5,000	400,000	10.04.2006	12.04.2006
Hr. Dr. Karl Heinz Weiss	Buy	80.00	6,250	500,000	10.04.2006	10.04.2006
Hr. Dr. Karl Heinz Weiss	Buy	80.00	636	50,880	10.04.2006	10.04.2006
Hr. Dr. Karl Heinz Weiss + Ehepartner	Buy	80.00	530	42,400	10.04.2006	10.04.2006
Hr. Dr. P.-A. Wacker	Buy	80.00	6,250	500,000	10.04.2006	12.04.2006
Hr. Dr. Rudolf Staudigl	Buy	80.00	3,750	300,000	10.04.2006	11.04.2006
Hr. Dr. Susanne Weis	Buy	80.00	904	72,320	10.04.2006	10.04.2006
Hr. Dr. Susanne Weis	Buy	91.00	5,500	500,500	10.04.2006	10.04.2006
Hr. Dr. Susanne Weis	Buy	93.90	1,000	93,900	10.04.2006	10.04.2006
Hr. Dr. Thomas Strüngmann	Buy	80.00	2,500	200,000	10.04.2006	20.04.2006
Hr. Dr. Werner Biebl	Buy	80.00	750	60,000	10.04.2006	11.04.2006
Hr. Franz-Josef Kortüm	Buy	80.00	500	40,000	10.04.2006	24.04.2006
Hr. Franz-Josef Kortüm	Buy	90.00	4,000	360,000	10.04.2006	24.04.2006
Hr. Franz-Josef Kortüm	Buy	80.00	500	40,000	10.04.2006	24.04.2006
Hr. Franz-Josef Kortüm	Buy	90.00	500	45,000	10.04.2006	24.04.2006
Hr. Franz-Josef Kortüm	Buy	80.00	301	24,080	10.04.2006	24.04.2006
Hr. Franz-Josef Kortüm	Buy	93.29	320	29,851	10.04.2006	24.04.2006
Hr. Franz-Josef Kortüm	Buy	93.15	740	68,928	10.04.2006	24.04.2006
Hr. Manfred Köppl	Buy	80.00	125	10,000	10.04.2006	13.04.2006
Hr. Marko Fartelj	Buy	80.00	125	10,000	10.04.2006	12.04.2006
Hr. Prof. Dr. Stefan Leberfinger	Buy	80.00	6,250	500,000	10.04.2006	20.04.2006
Hr. Franz-Josef Kortüm	Buy	80.00	6,250	500,000	12.04.2006	24.04.2006
Hr. Dr. Susanne Weis	Buy	112.76	2,654	299,257	20.04.2006	21.04.2006
Hr. Dr. Susanne Weis	Buy	104.12	940	97,873	20.04.2006	21.04.2006
Hr. Dr. Joachim Rauhut	Buy	92.51	108	9,991	16.05.2006	17.05.2006
Fr. Clara Wacker	Buy	93.98	2,100	197,361	17.05.2006	18.05.2006
Hr. Dr. P.-A. Wacker	Buy	93.98	2,100	197,361	17.05.2006	18.05.2006
Hr. Dr. Rudolf Staudigl	Buy	90.50	600	54,300	17.05.2006	17.05.2006
Hr. Dr. Joachim Rauhut	Buy	88.10	600	52,860	18.05.2006	22.05.2006
Hr. Dr. Rudolf Staudigl	Buy	87.92	500	43,960	18.05.2006	17.05.2006
Hr. Dr. Susanne Weis	Buy	89.20	148	13,202	18.05.2006	18.05.2006
Hr. Dr. Susanne Weis	Buy	89.01	905	80,554	18.05.2006	18.05.2006
Hr. Dr. Susanne Weis	Buy	89.00	502	44,678	18.05.2006	18.05.2006
Hr. Dr. Susanne Weis	Buy	88.99	95	8,454	18.05.2006	18.05.2006
Hr. Marko Fartelj	Buy	93.30	55	5,132	19.05.2006	19.05.2006
Hr. Dr. Joachim Rauhut	Buy	77.84	385	29,968	29.06.2006	29.06.2006
Hr. Dr. Rudolf Staudigl	Buy	82.50	1,300	107,250	30.06.2006	30.06.2006
Hr. Dr. Joachim Rauhut	Buy	77.96	130	10,135	14.07.2006	18.07.2006
Hr. Claudius Rauhut	Sell	78.03	15	- 1,170	20.07.2006	20.07.2006
Hr. Claudius Rauhut	Buy	77.74	15	1,166	20.07.2006	20.07.2006
Hr. Franz-Josef Kortüm	Sell	87.22	1,861	- 162,316	01.08.2006	01.08.2006
Hr. Franz-Josef Kortüm	Sell	88.91	2,000	- 177,829	02.08.2006	02.08.2006
Hr. Franz-Josef Kortüm	Sell	95.25	818	- 77,915	01.09.2006	04.09.2006
Hr. Franz-Josef Kortüm	Sell	95.20	682	- 64,926	01.09.2006	04.09.2006
Hr. Anton Eisenacker	Sell	98.00	100	- 9,800	10.11.2006	13.11.2006
Hr. Dr. Joachim Rauhut	Buy	97.50	102	9,945	13.11.2006	15.11.2006
Hr. Dr. Joachim Rauhut	Buy	97.50	100	9,750	14.11.2006	17.11.2006
Hr. Dr. Joachim Rauhut	Buy	97.50	200	19,500	19.12.2006	22.12.2006
Hr. Dr. Joachim Rauhut	Buy	126.00	80	10,080	19.02.2007	21.02.2007
Hr. Dr. Susanne Weis	Sell	140.00	6,404	- 896,560	16.04.2007	17.04.2007
Hr. Franz-Josef Kortüm	Sell	137.50	5,000	- 687,500	17.04.2007	18.04.2007
Hr. Manfred Köppl	Sell	155.01	60	- 9,301	18.05.2007	30.05.2007
Hr. Dr. P.-A. Wacker	Buy	152.00	2,000	304,000	02.08.2007	03.08.2007
Hr. Dr. Joachim Rauhut	Buy	150.02	140	21,003	07.08.2007	07.08.2007
Hr. Dr. Rudolf Staudigl	Buy	145.32	162	23,542	13.08.2007	14.08.2007
Hr. Dr. Rudolf Staudigl	Buy	145.33	8	1,163	13.08.2007	14.08.2007
Hr. Dr. Joachim Rauhut	Buy	143.41	140	20,077	13.08.2007	17.08.2007
Hr. Dr. Joachim Rauhut	Buy	137.00	160	21,920	16.08.2007	20.08.2007
Hr. Dr. Joachim Rauhut	Buy	140.98	150	21,147	16.08.2007	20.08.2007
Hr. Dr. Joachim Rauhut	Buy	140.50	150	21,075	16.08.2007	20.08.2007

www.wacker.com

PRESS RELEASES 2007

WACKER DEVELOPS PROCESS-STABLE HYDROPHILIC SOFTENER FOR TEXTILE FINISHING

Sep 07, 2007

WACKER, the Munich-based chemicals group, has developed a new silicone softener emulsion for the hydrophilic finishing of textiles. The product, a self-dispersing concentrate, imparts not only outstanding absorbency and a very good hand, but also high stability in alkaline solutions and easy processability. The product is sold under the name WETSOFT® NE 580 and can be applied universally.

WETSOFT® NE 580, a microemulsion concentrate based on hydrophilic modified silicones, offers a range of effects and properties that is unmatched by any other hydrophilic softener. A particular strength of the new product is its pronounced process stability.

Compared with conventional silicone-based softeners, WETSOFT® NE 580 is first and foremost extremely stable when exposed to high pH values, elevated temperatures, high shear and in the presence of salts. The microemulsion concentrate can be diluted in any proportion with cold tap water without turning cloudy. Adding emulsifiers is not required. WETSOFT® NE 580 may be used on its own or together with other finishing agents. Its high resin stability even allows its use in high-end finishing.

WETSOFT® NE 580 is suited to be used in the finishing of both natural fibers, such as cotton and linen, as well as mixed and synthetic fibers, such as polyesters. It is especially advantageous when finishing polyester fabrics, since the hydrophilic nature associated with WETSOFT® NE 580 is much more pronounced than with conventional hydrophilic silicone softeners.

The use of the new hydrophilic textile softener makes clothes more comfortable to wear due to two effects: first, it increases moisture transport in textiles. Polyester fabric is rendered hydrophilic, i.e. can be wetted with water, while cotton remains absorbent after finishing. Second, WETSOFT® NE 580 imparts a typical silicone silky-velvety hand, making textiles pleasantly soft.

The silicone softener emulsion WETSOFT® NE 580 imparts a typical silicone silky-velvety hand. At the same time, it increases moisture transport in textiles. Thus, cotton towels remain absorbent after finishing.

Further Information

Contact

Wacker Chemie AG
Press and Information
Florian Degenhart

Tel. +49 89 6279-1601
Fax +49 89 6279-2877
florian.degenhart@wacker.com

Download

- Press Information (PDF | 490.0 KB)

Presspictures

- WETSOFT® NE 580

www.wacker.com

PRESS RELEASES 2007

VINNAPAS® ACADEMY IN BEIJING: WACKER OPENS INTERNATIONAL TRAINING & COMPETENCE CENTER IN CHINA

Munich / Beijing, Sep 12, 2007

Today, the Munich-based chemical group WACKER opened its new VINNAPAS® ACADEMY Training & Competence Center in Beijing, China. The international training center for construction-chemical topics offers an ideal platform for sector-specific networking between customers, sales partners and WACKER experts. WACKER is thereby boosting its presence in China and actively promoting the transfer of expertise to local customers and partners.

Catering to the individual needs of China's construction chemicals industry, the seminar program consolidates the Group's 50 years of experience with polymer binders by bringing the various users together. Customers, partners and WACKER staff have an opportunity to learn all about VINNAPAS® polymer powders, as well as their applications. All essential information is covered, ranging from basic polymer chemistry through formulation expertise for dry-mix mortars to insights into successful development of products and applications, e.g. exterior insulation and finish systems. Marketing and logistics topics round out the program. Aside from WACKER, other experts include Chinese Ministry of Construction (MoC) specialists, as well as university and industry lecturers.

"The VINNAPAS® ACADEMY in Beijing is a further key milestone in our growth strategy for China," said Peter Summo, head of the Construction Polymers Business Unit, during the opening ceremony. "The new training center lets us support our Chinese customers even better than in the past and further promote the Chinese construction industry."

The Training & Competence Center is located on WACKER's technical center grounds in the Beijing Economic-Technological Development Area. Close proximity to the application lab promotes exchange of expertise and lays the ideal groundwork for customer service. Moreover, collaboration with universities and institutes

ensures that the seminars are always at the cutting edge of science.

"The VINNAPAS® ACADEMY in Beijing provides us with a central organization in China that combines all our training activities and course contents," explains Peter Schneider, head of Construction Polymers China. "As the market and technology leader with 50 years of expertise, we enable customers and partners to tap into our knowledge pool and thereby help them to enhance their own business success."

The first VINNAPAS® ACADEMY training center was founded in Burghausen in early 2006 – initially to offer employees an array of VINNAPAS®-related advanced training courses. Rising demand led to opening the VINNAPAS® ACADEMY in Burghausen to customers and partners in January 2007. Due to its huge success and the rising number of training inquiries from China, an independent training center has now been established for the Chinese market.

VINNAPAS® Polymer Powders and Dispersions

VINNAPAS® dispersible polymer powders and dispersions are thermoplastic, plasticizer-free polymers derived primarily from vinyl acetate and ethylene. In 1957, WACKER chemists first succeeded in industrially manufacturing the first powder binder as an additive for dry-mix mortars. That same year, the first spray dryer for dispersible polymer powders started operations. WACKER POLYMERS is now a global market and technology leader in vinyl acetate-based copolymers and terpolymers – marketed worldwide under the VINNAPAS® brand.

VINNAPAS® polymer powders and dispersions are used in diverse building applications such as exterior insulation and finish systems, construction and tile adhesives, screeds, self-leveling flooring compounds, plasters, repair mortars, grouts and cementitious sealing slurries. They enhance important end-product properties, such as adhesion, cohesion, flexibility and flexural strength. Water retention, processing properties and weatherability benefit from VINNAPAS®, too.

About WACKER POLYMERS

WACKER POLYMERS is a leading producer of state-of-the-art binders and polymer additives in the form of dispersible polymer powders and dispersions, polyvinyl acetates, surface coating resins, polyvinyl butyrals and polyvinyl alcohol solutions. These products are used by companies in the construction, automotive, paper and adhesives sectors, as well as by manufacturers of printing inks and surface coatings. WACKER POLYMERS has production sites in Germany, China and the USA, as well as a global sales network and

technology centers in all major regions.

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Contact

Wacker Chemie AG
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Nadine Baumgartl

Tel. +49 89 6279-1604
Fax +49 89 6279-2877
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PRESS RELEASES 2007

LABELEXPO EUROPE 2007: WACKER SILICONES SHOWCASES NEW COATING SOLUTIONS FOR PAPER AND FILMS

Munich, Sep 26, 2007

WACKER SILICONES will be featuring innovative DEHESIVE® paper- and film-coating agents at Labelexpo Europe 2007 on September 26 – 29 in Brussels, Belgium. The focus is on efficient, cost-effective release coating systems and specialty products for difficult-to-coat substrates as well as easy-to-use two-component systems.

Catalysts used in release coatings are a major cost factor. The catalyst is usually a platinum complex that allows the polymer to cure completely in one to two seconds in an oven immediately after being coated. The problem: other industries – such as the jewelry sector and automotive catalytic converter manufacturers – are increasing the worldwide demand for platinum, too. Such sustained strong demand has made this precious metal much more expensive, with prices nearly tripling in the last ten years.

With a focus on platinum consumption, the WACKER Group has succeeded in developing particularly cost-effective systems which minimize the amount of platinum catalyst needed for complete cure. At Labelexpo, WACKER is showcasing, for example, the new solvent-free DEHESIVE® 915 release coating. It enables very good coverage at reduced coat weights – leading to lower release liner production costs. DEHESIVE® 915 has low viscosity, is readily processed and offers an extremely flat high speed release profile.

The DEHESIVE® 960 silicone release coating system takes a different approach. Formulated with a novel polymer, it reacts far more quickly. In turn, this lowers the need for platinum complex by as much as 60 percent compared to conventional silicone systems. The release profile remains very low, i.e. flat, even at high delamination speeds, making this solvent-free addition-curing release coating particularly suitable for label applications.

At Labelexpo, WACKER is also showcasing products from its high-

speed series: DEHESIVE® 906 AMA® and DEHESIVE® 902 AMA®, as well as the catalyst HSPC AMA®. The DEHESIVE® 906 AMA® and DEHESIVE® 902 AMA® release coating systems were designed for high-speed machines and enable coating speeds of over 1,000 meters per minute. The integrated anti-misting additive AMA® suppresses the formation of silicone aerosols and volatile organic compounds – even at rapid coating speeds. In addition, it prevents the formation of air bubbles that cause streaks in the release coating. The catalyst HSPC AMA® can be combined with virtually any solvent-free DEHESIVE® system – thus enabling higher coating speeds even for existing systems.

Another key challenge is adhesion to difficult substrates, for which WACKER is featuring the following products at Labelexpo: DEHESIVE® 929, DEHESIVE® 955, DEHESIVE® 636 and DEHESIVE® 610. These release coatings adhere to problematic substrates such as polyethylene (PE), polypropylene (PP), biaxially-oriented polypropylene (BOPP), polyethylene terephthalate (PET) and polyethylene-coated papers.

Two component release coatings continue to be a focus as well. These products are significantly easier to handle than systems with three or more components. For some time now, WACKER has been offering such systems – primarily for emulsions and solvent-based product lines. At Labelexpo, WACKER will debut its two-part systems for solvent-free applications: the rapid-curing low-platinum DEHESIVE® 991/992 line and DEHESIVE® 994/Crosslinker V90, which is suitable for even the most challenging label applications with controlled-release additives.

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Florian Degenhart

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PRESS RELEASES 2007

WACKER POLYMERS ADJUSTS PRICES FOR VINNAPAS® DISPERSIONS AND DISPERSIBLE POLYMER POWDERS

Munich, Oct 01, 2007

WACKER POLYMERS is to raise its prices worldwide for VINNAPAS® dispersions and dispersible polymer powders. The increase will range up to 15 percent for different product groups and regions and, unless otherwise agreed, will come into force on November 1, 2007. WACKER POLYMERS is investing heavily to support market growth. At the same time, raw material, energy and transport costs cannot be entirely offset by ongoing cost-optimization measures. The new prices have been made in order to continue the high product quality, technical innovations, and optimum service and technical support.

"The higher price is necessary to allow us to continue to reliably meet increased demands as our customers grow, in the face of much higher costs," says Peter Summo, head of the Construction Polymers Business Unit, explaining the increase.

Since the introduction of this product class 50 years ago, WACKER POLYMERS has been the global market and technology leader in the field of vinyl acetate-based copolymers and terpolymers – marketed worldwide under the VINNAPAS® trademark. VINNAPAS® polymer powders and dispersions are used mainly in diverse building applications such as exterior insulation and finish systems, construction and tile adhesives, screeds, self-leveling flooring compounds, plasters, repair mortars, grouts and cementitious sealing slurries. They enhance important end-product properties, such as adhesion, cohesion, flexibility and flexural strength. Water retention, processing properties and weatherability benefit from VINNAPAS®, too.

WACKER POLYMERS

WACKER POLYMERS is a leading producer of state-of-the-art binders and polymer additives in the form of dispersible polymer powders and dispersions, polyvinyl acetates, surface coating resins, polyvinyl butyrals and polyvinyl alcohol solutions. These products are used by companies in the construction, automotive, paper and

adhesives sectors, as well as by manufacturers of printing inks and surface coatings. WACKER POLYMERS has production sites in Germany, China and the USA, as well as a global sales network and technology centers in all major regions.

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Contact

Wacker Chemie AG
Press and Information
Nadine Baumgartl

Tel. +49 89 6279-1604
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PRESS RELEASES 2007

WACKER CELEBRATES 30 YEARS IN BRAZIL

Munich / São Paulo, Oct 04, 2007

Today, Wacker Chemie AG held celebrations in São Paulo to mark the 30th anniversary of its main South American office, Wacker Química do Brasil Ltda., located in Jandira near São Paulo. Its establishment in 1977 marked an important milestone in the Group's South American expansion. Today, WACKER Brazil serves customers in Argentina, Brazil, Bolivia, Chile, Paraguay, Peru and Uruguay. In Jandira, the Group manufactures silicone products used, for example, in the textile, pulp & paper and construction industries. A local technical center supports WACKER SILICONES and WACKER POLYMERS customers in the development of new products and applications for South American markets. This includes dry-mix mortars for the construction industry and silicone emulsions for textile manufacturers. In 2006, WACKER Brazil generated sales of $39 million via some 50 employees.

In his address to 150 customers and business partners, WACKER Group Executive Board member Auguste Willems highlighted the importance of WACKER Brazil for the Group's future development in South America: "Our sales on this continent grew over 20 percent annually in the past four years, which is well above the global market rate. At the same time, local production volumes have nearly quadrupled. Increasing South American demand for state-of-the-art, high-quality products leads us to expect continued above-average growth rates for our silicone and polymer businesses in the years to come."

Today, WACKER already ranks among the top four silicone providers in South America. The Group is by far the largest supplier of dispersible polymer powders for the construction industry.

About WACKER SILICONES

WACKER SILICONES is a world-leading silicones manufacturer with over 3,000 highly specialized and innovative products. The division's portfolio ranges from silicone fluids, emulsions, resins, elastomers and sealants to silanes and pyrogenic silicas. These products are

noted for their significant value-adding potential – enhancing both the benefits and performance of customers' end products. Products from WACKER SILICONES find application in such sectors as construction, chemicals, cosmetics, textiles, autos, paper and electronics.

About WACKER POLYMERS

WACKER POLYMERS is a leading producer of state-of-the-art binders and polymer additives in the form of dispersible polymer powders and dispersions, polyvinyl acetates, surface coating resins, polyvinyl butyrals and polyvinyl alcohol solutions. These products are used by companies in the construction, automotive, paper and adhesives sectors, as well as by manufacturers of printing inks and surface coatings. WACKER POLYMERS has production sites in Germany, China and the USA, as well as a global sales network and technology centers in all major regions.

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Wacker Chemie AG
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Christof Bachmair

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Fax +49 89 6279-1239
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PRESS RELEASES 2007

WACKER POLYMERS TO RAISE PRICES FOR FUNCTIONAL BINDERS WORLDWIDE

Munich, Oct 15, 2007

WACKER POLYMERS is to raise its prices worldwide for PIOLOFORM®, POLYVIOL®, VINNACOAT®, VINNAPAS® solid resins and VINNOL® surface coating resins. The increase averages 10 percent, and, unless otherwise agreed, will come into force on November 1, 2007. This measure has been necessitated by the continued strong rise in raw material costs and the general cost increases in transport, packaging and energy. The price adjustments will enable WACKER to continue providing excellent quality and comprehensive technical service and to boost the development of innovative product and process technologies for the benefit of customers.

WACKER POLYMERS is a world-leading producer of vinyl chloride copolymers used primarily as binders in the surface coatings and printing ink industries. Under the trade name VINNOL® surface coating resins, WACKER POLYMERS has been offering customers an extensive range of versatile vinyl chloride-derived copolymers and terpolymers for more than 50 years. These products, based on various compositions of vinyl chloride and vinyl acetate, are mainly used in heat-sealing lacquers, blister packaging, printing inks (gravure and silkscreen printing) and a wide variety of industrial coatings.

PIOLOFORM®, WACKER POLYMERS' polyvinyl butyrals, have been on the market for more than 60 years. They exhibit excellent adhesion to aluminum foil and plastic film and are therefore the preferred binders for formulating printing inks for flexible laminate packaging. PIOLOFORM® products are flexible, odorless and tasteless and show low solvent retention. PIOLOFORM® is also indispensable in a large number of industrial coatings, such as corrosion-protection primers, masonry paints and plastic coatings.

With its VINNAPAS® solid resins, WACKER POLYMERS is a leading supplier of polyvinyl acetate solid resins. The thermoplastic polyvinyl acetate homo- and copolymers are used, for example, as binders in

the adhesives industry.

The modified polyvinyl alcohol solutions sold under the POLYVIOL® trademark have been established in liquid or granule form in the paper and board coating industry for years. They are used to coat specialty papers, as acceptors for fluorescent whitening agents or as binders for coated inkjet papers. Materials coated with POLYVIOL® stand out due to their excellent printability, optimum flow properties and long shelf life.

VINNACOAT® is the name under which WACKER POLYMERS markets polymer solutions and dispersions for the paper and board coating industries. The polymer solutions serve as rheological additives for film press coatings; the non-ionic polymer dispersions are used in coating inkjet papers.

WACKER POLYMERS

WACKER POLYMERS is a leading producer of state-of-the-art binders and polymer additives in the form of dispersible polymer powders and dispersions, polyvinyl acetates, surface coating resins, polyvinyl butyrals and polyvinyl alcohol solutions. These products are used by companies in the construction, automotive, paper and adhesives sectors, as well as by manufacturers of printing inks and surface coatings. WACKER POLYMERS has production sites in Germany, China and the USA, as well as a global sales network and technology centers in all major regions.

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Wacker Chemie AG
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Nadine Baumgartl

Tel. +49 89 6279-1604
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nadine.baumgartl@wacker.com

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PRESS RELEASES 2007

WACKER SILICONES TO RAISE PRICES FOR SILICONE PRODUCTS

Munich, Oct 17, 2007

WACKER SILICONES is raising the prices of all its silicone products worldwide effective January 1, 2008. Prices will increase between five and eight percent, depending on the product family.

This measure is necessitated by continually rising raw-material, energy, packaging and transport costs, which can be only partially offset by ongoing cost-optimization and productivity improvements. WACKER SILICONES is therefore passing on part of these additional costs to customers. The price adjustment will allow the division to continue offering customers the high product quality, technical innovation, optimum service and technical support to which they are accustomed.

WACKER SILICONES

WACKER SILICONES is a world-leading silicones manufacturer with over 3,000 highly specialized and innovative products. The division's portfolio ranges from silicone fluids, emulsions, resins, elastomers and sealants to silanes and pyrogenic silicas. These products are noted for their significant value-adding potential – enhancing both the benefits and performance of customers' end products. Products from WACKER SILICONES find application in such sectors as construction, chemicals, cosmetics, textiles, automotive, paper and electronics. In 2006, WACKER SILICONES generated some 37 percent of WACKER Group sales.

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Wacker Chemie AG
Press and Information
Florian Degenhart

Tel. +49 89 6279-1601
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PRESS RELEASES 2007

K 2007: WACKER SHOWCASES INNOVATIVE SILICONE PRODUCTS AND SOLUTIONS FOR THE PLASTICS INDUSTRIES

Munich, Oct 24, 2007

WACKER, the Munich-based chemical company, will use the "Power by Performance" motto to showcase a large number of product innovations for the plastics industries at K 2007, the world's largest plastics fair to be held in Düsseldorf from October 24 to 31. WACKER's portfolio will range from ultra-high molecular weight silicone additives, silicone-based thermoplastics and permanently flexible hybrid adhesives to oil-bleeding silicone rubber grades. A further focus will be the company's extensive service and technical support portfolio, encompassing all aspects of the plastics-manufacturing and processing supply chain – ranging from idea generation and prototype manufacturing to after-market support.

At K 2007 in Düsseldorf, WACKER will be highlighting innovative silicone products, customized solutions and qualified service for the chemical and manufacturing industries. "The challenge facing our customers is their need to strengthen and expand their competitive edge through constant product and process innovation. That's why we're offering a great many different approaches at K 2007," says Dr. Christoph von Plotho, president of the WACKER SILICONES business division, in explaining WACKER's tradeshow program.

The solutions and service offerings on show are focusing on the entire supply chain, ranging from the development of new products to process engineering as well as packaging and logistics. WACKER will be using specific examples to spotlight the way in which product innovations, technical support and first-class service help to solve its customer's complex problems.

WACKER will present several such solutions in a special energy-related exhibition at its booth. Examples include silicone-based thermoplastic films that enhance protection of solar modules and raise the efficiency of manufacturing processes. Also shown will be weather-resistant silicone insulators and silicone rubber safety cables

that maintain electrical power during a fire.

Product Highlights

As at K 2004, WACKER will again be able to present a great many product highlights at this year's show. Our silicone additive line, GENIOPLAST® Pellet S, offers a solution tailored to a large number of thermoplastics compounders. The product is a pelletized, ultra-high molecular weight polysiloxane that has proved highly effective in thermoplastics compounding as a processing auxiliary and as an additive.

GENIOPLAST® Pellet S is a flow improver and reduces deposits on the die. Compounders and processors benefit from increased throughput, reduced energy consumption and hence greater overall cost-effectiveness. GENIOPLAST® also makes it possible to considerably enhance the compound's mechanical properties. The end products are notable for scratch-resistant and wear-resistant surfaces as well as a smoother and glossier look.

GENIOPLAST® Pellet S is so versatile that there is no need for traditional masterbatches. The compounder can get by with just a single product for a large number of different polymers, which greatly simplifies logistics. Preferred applications include compounds for cables, white goods, and automotive parts.

GENIOMER® for Polymer Films and Optical Applications

K 2004 saw WACKER premiering a silicone-based thermoplastic that combines specific properties of silicones with the features of thermoplastic (i.e. heat-softenable) polymers. Since its debut, the hybrid material has been marketed as GENIOMER® . Not only can it be processed like conventional thermoplastics, but it also has excellent release and slip properties, high UV stability and outstanding transparency. Additionally, GENIOMER® repels water and contains no catalysts or plasticizers.

At the upcoming K 2007, WACKER is focusing on various optical and polymer-film applications. For instance, GENIOMER® is ideal for embedding electronic and optical components. GENIOMER® films can be used, for example, to encapsulate solar modules in just one simple and effective processing step. As will be demonstrated at K 2007, GENIOMER® can also be used to (co-)extrude protective film and films for labels. The thermoplastic has good release properties and lends surfaces very pleasant haptic effects.

GENIOSIL® N 550: Hybrid Adhesive Offering Good Anchorage

GENIOSIL® N 550 is a novel hybrid adhesive from WACKER. It is a

high-quality, permanently flexible adhesive and sealant based on silane-modified polymers. Well-known silicone properties such as resistance to high and low temperatures, UV and weathering resistance, high elasticity and good anchorage are combined with totally new ones such as paintability.

GENIOSIL® N 550 can be coated with appropriate paints either in a cured state or by a wet-on-wet process. A further plus is that its ready adhesion makes the use of primers unnecessary in most applications. Metals, plastics, wood and other materials can be bonded together and sealed. Typical applications include metal-panel bonding and (seam) seals in the automotive and shipbuilding sectors, in caravan, railcar and bus construction, mechanical and electrical engineering, as well as in household goods.

- **First-Ever Self-Adhesive Solid Silicone for Extrusion**

WACKER's range of innovations covers traditional solid silicones. For example, novel grades in the ELASTOSIL® R *plus* 4700 series. Our new elastomers adhere to a wide variety of substrates at atmospheric pressure. This makes them ideal for coextruding with metals, plastics and other silicones.

Our adhesion technology, for which a patent is pending, forms a chemical bond very quickly right in the heating tunnel. Productivity is thus on a par with standard extrudates. Complicated preparation, such as priming or flame treatment, is unnecessary. This not only lowers energy consumption and manufacturing costs, but also reduces the solvent load.

- **Novel Oil-Bleeding ELASTOSIL® LR 3800 Liquid Silicones and ELASTOSIL® R *plus* 4800 Solid Silicones**

WACKER SILICONES is well known for its consistently high-quality liquid silicone rubber. The same can now be said of our self-lubricating product grades, the novel ELASTOSIL® LR 3800 line, which will be debuting at K 2007. The last digit in the numerical code indicates the oil content and thus the bleeding behavior. A complete range of oil contents and Shore hardnesses is available. The new line offers much easier processing. Besides being more resistant to injection molding, the new grades can also be molded faster and demolded more easily. Additionally, novel tear-resistant grades improve puncture resistance.

Where the 3800 line's good mechanical properties are still not enough, WACKER's new self-lubricating platinum-catalyzed ELASTOSIL® R *plus* 4800 solid silicones come into their own. Not only have they been especially designed for cable-bushing applications, but they also withstand exacting cable-bushing tests in

which the elastomers do not tear or lose their seal quality.

Silicones with New Haptics and Transparency

Silicone elastomers are often seen as materials with a rather dull, non-slip surface. K 2007 will be WACKER's showcase for ELASTOSIL® LR 3065 product grades, which have a greatly reduced coefficient of friction. The practical benefits are that components made of this material will slide more easily and are thus better suited to automatic assembly.

WACKER's innovative ELASTOSIL® R *plus* 4305/90 likewise boasts very low friction and looks more like plastic than rubber. As the hardest silicone elastomer known to date, it can be used to manufacture rigid parts that previously needed non-silicone support materials. What is more, this silicone rubber is highly transparent.

ELASTOSIL® C: Silicone System Solutions for the Manufacture of Composite Parts

WACKER SILICONES is offering the composites industry a novel silicone rubber for the dimensionally accurate production of reusable vacuum bags: ELASTOSIL® C 1200. It is a two-part, platinum-curing low-viscosity silicone that cures in just a few minutes at room temperature without shrinking.

The ELASTOSIL® C system makes it possible to produce reusable, totally precision-fit, fabric-reinforced silicone vacuum bags by a spray-up or lay-up method. Exhibiting constant properties across a wide temperature range, the bags can be used repeatedly in autoclaves or ovens. After their production, the bags can be fitted onto the mold rapidly and reliably before the individual components are made. Continual time-consuming packing with conventional vacuum film before each part is produced is no longer necessary. At K 2007, WACKER employees will be giving live demonstrations on how to make these silicone bags.

In addition, K 2007 will be an opportunity for WACKER to showcase the following products:

ELASTOSIL® RT 629 – a low-abrasion and at the same time antistatic elastomer for print pad applications

GENIOSIL® organofunctional silanes for silane crosslinking and the manufacture of curable polyolefin compounds

Donor silanes as co-catalysts in the Ziegler-Natta polymerization of polypropylene

ELASTOSIL® AUX BTB for producing solid silicone foam with mixed-cell structures

ELASTOSIL® FLR line of fluorinated liquid silicone rubber grades

resistant to oils and fuels; these grades are designed for the automotive and aviation sectors

Self-adhesive ELASTOSIL® LR 3070 liquid silicone rubber for the economical production of multicomponent moldings

Transparent platinum-catalyzed solid silicones for optical and optoelectronic applications

POWERSIL® silicone rubber for greater safety in the transmission and distribution sector

Visit WACKER at K 2007, Booth A 10, Hall 6.

Further Information

Contact

Wacker Chemie AG
Press and Information
Florian Degenhart

Tel. +49 89 6279-1601
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PRESS RELEASES 2007

K 2007: WACKER SHOWCASES SILICONE-BASED PERFORMANCE ADDITIVES FOR THERMOPLASTICS COMPOUNDERS

Munich, Oct 24, 2007

WACKER, the Munich-based chemical company, is showcasing silicone additives for thermoplastic compounders at K 2007 in Düsseldorf from October 24 to 31. The additive – GENIOPLAST® Pellet S – not only improves the processing and surface properties of polymer compounds, but also optimizes the compounding process. As its name suggests, GENIOPLAST® Pellet S is pelletized, which makes for easy metering and processing.

GENIOPLAST® Pellet S's unique combination of a high-viscosity silicone gum and specially modified silica offers maximum efficiency plus universal compatibility with all thermoplastics. That makes traditional masterbatches quite superfluous. The compounder can get by with just a single product, which greatly simplifies logistics and warehousing. The additive finds easy application in the continuous compounding of any type of base-polymer and can be combined with other additives, too.

GENIOPLAST® Pellet S improves processing and flow properties and reduces die deposits. Both compounders and processors are able to increase throughput, reducing energy consumption and, hence, production costs.

GENIOPLAST® Pellet S considerably improves the mechanical properties of a compound. The end products display scratch- and abrasion-resistant surfaces, and become smoother and glossier. Preferred applications for this silicone additive include compounds for cables, white goods, molded automotive parts, electronics and electrical products.

WACKER has also developed a silicone additive especially for food contact applications: GENIOPLAST® Pellet P. It likewise imparts a smooth surface to molded parts. Refrigerator inserts made from an ABS or PP compound containing GENIOPLAST® Pellet P are

especially easy to clean. Thanks to GENIOPLAST® Pellet P, food packaging empties very easily. And plastic wine-bottle stoppers can be pulled with much less effort than natural corks.

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Contact

Wacker Chemie AG
Press and Information
Florian Degenhart

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Fax +49 89 6279-2877
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PRESS RELEASES 2007

K 2007: WACKER SHOWCASES SILICONE-BASED THERMOPLASTICS FOR THE OPTICAL AND PLASTIC-FILM INDUSTRIES

Munich, Oct 24, 2007

WACKER, the Munich-based chemical company, will be showcasing silicone-based thermoplastics for the optical and plastic-film industries at K 2007 from October 24 – 31. Known as GENIOMER®, the hybrid material combines the properties of thermoplastics with some special benefits of silicones.

GENIOMER® is a copolymer of polymethylsiloxane and urea with two major advantages: It is processed by standard methods used for completely ordinary thermoplastics. At the same time, it also has some characteristics generally associated with silicones. GENIOMER® boasts excellent release and slip properties, low temperature resistance, high UV stability and extreme tensile strength even without the use of fillers.

Application fields currently in the offing are aimed at future markets with high added value. Among these are light optics, medical engineering, and film-and-sheet manufacturing.

A promising example here is in automotive technology, where GENIOMER® could have a future use as flexible optical glass for optical waveguides. The demand for innovative materials is large on account of the growing proportion of electronics in automobiles: for signal transmission, manufacturers are looking to replace the currently used metallic conductors with other materials that are electromagnetically compatible and have no disruptive effects. GENIOMER®, with its excellent impact and vibration resistance, offers an interesting alternative to glass fibers and other materials.

The medical sector is equally likely to benefit from the newcomer. The cells used for analyzing body fluids are typically made of quartz. These are both expensive and fragile. In the case of infectious samples, this poses a safety risk not to be underestimated. The use of GENIOMER® would permit the development of cost-effective disposable systems. The time-consuming sterilization process would

then become unnecessary.

WACKER is now able to supply thermoplastics in the form of completely transparent films. This gives the solar industry the opportunity to encapsulate modules in a single, straightforward and efficient step.

The method used until now is based on a time-consuming batch process in which the solar modules are embedded in ethylene-vinyl acetate (EVA). The use of GENIOMER® would make it possible to convert the batch process into a continuous one, thereby substantially accelerating the manufacturing process. A further benefit is the material's outstanding long-term stability and transparency, which helps meet the solar industry's need for modules with enhanced levels of efficiency.

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Wacker Chemie AG
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Florian Degenhart

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PRESS RELEASES

K 2007: WACKER SHOWCASES PAINTABLE ADHESIVE-SEALANT

Munich, Oct 24, 2007

WACKER, the Munich-based chemical company, presents an innovative adhesive-sealant at K 2007, the international plastics show from October 24 to 31 in Düsseldorf. WACKER has succeeded in combining seemingly contradictory properties – those of silicones, and those allowing painting and varnishing – in a single product.

The novel product consists of a polyether which combines silicone properties with completely new ones such as paintability to create a high-quality, permanently flexible adhesive-sealant. The product, marketed under the trade name GENIOSIL® N 550, is a silane-terminated polymer. It is free of isocyanates and solvents and provides excellent adhesion. GENIOSIL® N 550 is water repellent, UV and weathering-resistant, making it ideally suited for tough outdoor applications. A further advantage is that it does not release any volatile siloxane compounds.

GENIOSIL® N 550 can also be varnished in any color, either in a cured state or by a wet-on-wet process – while allowing the successful bonding and sealing of metals, plastics, wood and other materials. Its field of application includes all paintable parts, ranging from automotive, bus and rail construction, to caravans and ships, to the electronics industry and miscellaneous household items and appliances.

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Contact

Wacker Chemie AG
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Florian Degenhart

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PRESS RELEASES

K 2007: WACKER SHOWCASES NOVEL, OIL-FREE LIQUID SILICONE RUBBER GRADES WITH LOW FRICTION SURFACES

Munich, Oct 24, 2007

At K 2007, the international plastics and rubber tradeshow, WACKER will be showcasing novel liquid silicone rubber grades that cure to form elastomers with good anti-friction surfaces. The Munich-based company markets these silicone grades under the name ELASTOSIL® LR 3065. On account of their surface properties, they often present an alternative to oil-bleeding silicone products. K 2007 will take place from October 24 - 31 in Düsseldorf, Germany.

Molded parts made of these new ELASTOSIL® LR 3065 liquid silicone rubber grades have a low-friction surface immediately after they are produced, without exuding oil. This makes for very special haptic properties not otherwise associated with silicone elastomers.

The surfaces of the molded parts do not get covered with an oily silicone film, and therefore don't attract dust. Plus, there is no risk of exuded oil dirtying the surface on which the silicone parts are lying. Components made of these materials – for example connector seals for automotive electrics and electronics – are thus ideally suited for automated assembly. Their low-friction surfaces make them easier to fit; and the conveyor belts used to transport them remain clean.

Further advantages of cured ELASTOSIL® LR 3065 parts are high tensile strength and extremely low compression set, even after long-duration compression.

ELASTOSIL® LR 3065 liquid silicone rubber grades are ideally suited for economical manufacture of long production runs of molded parts. They are processed by injection molding, without the need for thermal post-curing of the molded parts.

Further Information

Contact

Wacker Chemie AG
Press and Information
Florian Degenhart

Tel. +49 89 6279-1601
Fax +49 89 6279-2877
florian.degenhart@wacker.com

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PRESS RELEASES 2007

K 2007: WACKER PRESENTS ADDITION-CURING SOLID SILICONE RUBBER GRADES FOR THE MANUFACTURE OF CUT-RESISTANT, OIL-BLEEDING MAT SEALS

Munich, Oct 24, 2007

At the K 2007 international rubber and plastics trade fair in Düsseldorf, from October 24 to 31, the Munich chemical group WACKER will present a new generation of oil-bleeding solid silicone rubber grades. The one-part products, sold under the name ELASTOSIL® R *plus* 48xx, are especially suitable for manufacturing weather packs for automotive plug connectors. They can be processed much faster than conventional solid rubber grades. They also vulcanize to form self-lubricating elastomers with exceptionally high cut resistance.

The oil-bleeding silicone elastomers produced from these rubber grades are characterized by outstanding mechanical properties. They feature extremely high tensile strength and elongation at break. They are therefore the products of choice for seals that must meet strict specifications for cut resistance. Weather packs and mat seals of ELASTOSIL® R *plus* 48xx are so cut resistant that their cavities are not damaged even by the insertion of extremely sharp-edged plugs.

The new self-lubricating solid-silicone rubber grades are cured by a platinum-catalyzed addition mechanism. Because vulcanization is much faster than with traditional peroxide curing silicones, shorter production cycles are possible.

At present, two new oil-bleeding solid silicone rubber products are available: ELASTOSIL® R *plus* 4806/20, containing six percent oil, which cures to form a 20 Shore hardness elastomer, and the highly tear-resistant ELASTOSIL® R *plus* 4846/30, which contains six percent oil and crosslinks to form a product of 30 Shore hardness. Both products are injection molded in a similar way to liquid silicone rubber. After thermal post-curing, the silicone elastomers achieve low permanent compression sets, and therefore have good, long-term sealing action.

Further Information

Contact

Wacker Chemie AG
Press and Information
Florian Degenhart

Tel. +49 89 6279-1601
Fax +49 89 6279-2877
florian.degenhart@wacker.com

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PRESS RELEASES 2007

SCHOTT AND WACKER LAY THE CORNERSTONE FOR NEW SOLAR WAFER PRODUCTION PLANT IN JENA

Joint Press Release Issued by WACKER and SCHOTT

- WACKER SCHOTT SOLAR WILL PRODUCE MULTICRYSTALLINE SILICON WAFERS FOR SOLAR CELLS
- INVESTMENT OF APPROX. €50 MILLION INITIALLY CREATES 140 NEW JOBS AT THE JENA SITE
- NEW PRODUCTION FACILITY EXPECTED TO REACH A CAPACITY OF 100 MEGAWATTS ALREADY BY THE END OF 2008

Jena, Oct 29, 2007

Today, the two German companies Wacker Chemie AG (Munich) and SCHOTT AG (Mainz) officially laid the cornerstone for a new silicon solar wafer manufacturing facility of their joint venture WACKER SCHOTT Solar GmbH in Jena, Germany. By April 2008, both partners will be completing stage one of their joint wafer production facility in Jena with total capital expenditures of approx. €50 million. This move will result in the initial creation of 140 new jobs at the site. Production capacity is estimated to reach around 100 megawatts (MW) per year already by the end of 2008. Wafer fabrication in the new facility will rely on conventional technology; thus individual wafers are sawed from multicrystalline silicon ingots. Manufacturing equipment will be installed in a two-story building with a floorspace of over 7,500m^2.

Only a few weeks ago, Wacker Chemie AG and SCHOTT Solar GmbH, a 100 percent subsidiary of SCHOTT AG, set up two joint ventures to produce and market silicon wafers to the solar industry. Axel Schmidt from WACKER and Dr. Patrick Markschläger from SCHOTT are its managing directors. Over the next few years, WACKER and SCHOTT plan to invest a combined total of approx. €370 million at the sites in Jena (Thuringia) and Alzenau (Bavaria), thereby creating at least 700 new jobs. Solar wafer production is set

to expand in stages, reaching about one gigawatt per year by 2012. This will make the joint venture one of the world's five largest manufacturers of solar wafers.

As Prof. Udo Ungeheuer, President and CEO of SCHOTT, explained at the cornerstone laying ceremony: "Our partnership with WACKER is of great importance to us. Given the current global scarcity of solar silicon, securing a reliable supply of this raw material is essential to SCHOTT Solar in order to achieve its ambitious growth targets in the photovoltaic sector. Together with our current and planned capacity expansions for solar cells and modules in Alzenau, as well as in the Czech Republic and in the United States, this joint venture will play a decisive role in strengthening the position of SCHOTT Solar as one of the world's leading manufacturers of photovoltaic solar energy components. Furthermore, the establishment of the WACKER SCHOTT Solar joint venture in Jena significantly strengthens this site."

During his speech, Dr. Peter-Alexander Wacker, President and CEO of Wacker Chemie AG, underscored the strategic importance of the joint venture for the Munich-based chemical group. "Forward integration into joint production of solar wafers with a strong partner is vital to our strategy of creating added value in the high-growth photovoltaic sector. As the world's second-largest supplier of polycrystalline silicon and a leader in manufacturing silicon wafers for the semiconductor industry, we have optimum prerequisites for successfully establishing this new joint venture within the marketplace," he said.

WACKER will supply WACKER SCHOTT Solar GmbH with the hyperpure polycrystalline silicon needed to produce wafers. The major part of the joint venture's wafers will be used by SCHOTT Solar to make solar cells. At the same time, solar wafers will also be sold to other solar cell manufacturers in order to capitalize on growth opportunities and related economies of scale. To this end, SCHOTT and WACKER have established a separate sales joint venture, WACKER SCHOTT Solar Vertriebs GmbH.

WACKER and SCHOTT each hold a 50 percent equity stake in the production joint venture, SCHOTT WACKER Solar GmbH, while WACKER holds 51 and SCHOTT 49 percent in the sales joint venture. Besides the new wafer facility in Jena, the manufacturing joint venture also comprises the existing SCHOTT facilities for producing solar wafers in Alzenau, as well as those for producing multicrystalline silicon ingots in Jena.

At the SmartSolarFab® in Alzenau, wafers are manufactured using

the advanced EFG process (Edge defined Film-fed Growth). This method differs from the conventional approach, where silicon wafers are sawn from an ingot. Instead, a silicon film in the form of an octagonal hollow tube is pulled directly from the silicon melt. A laser then cuts out the wafers.

SCHOTT in Brief

SCHOTT (www.schott.com) is an international technology group that sees its core purpose as the lasting improvement of living and working conditions. For this purpose special materials, components and systems are developed. The main areas of focus are the household appliances industry, optics and opto-electronics, pharmaceuticals and solar energy. SCHOTT is one of the world's leading manufacturers of photovoltaic components. The SCHOTT Group has a presence in proximity to its customers through its production and sales companies in all its major markets. It has approximately 16,800 employees producing worldwide sales of approximately 2.2 billion euros. The company's technological and economic expertise is closely linked with its social and ecological responsibility.

WACKER in Brief

WACKER (www.wacker.com) is a globally active chemical company headquartered in Munich. With a wide range of state-of-the-art specialty products, WACKER is a leader in numerous industrial sectors. Its products are required in many high-growth end-user sectors such as photovoltaics, electronics, pharmaceuticals and household/personal care products. The Group's WACKER POLYSILICON business division is the world's second-largest producer of hyperpure polycrystalline silicon for the semiconductor and photovoltaic industries. In 2006, the WACKER Group posted sales of some €3.34 billion, of which approx. 80 percent is generated outside Germany. WACKER has about 14,700 employees at 22 production sites in Europe, the Americas and Asia and at some 100 sales offices worldwide. Wacker Chemie AG's shares (ISIN: DE000WCH8881) are listed on the Frankfurt Stock Exchange.

This press release contains forward-looking statements based on assumptions and estimates made by the executive boards of WACKER and SCHOTT. Although we assume the expectations in these forward-looking statements are realistic, we cannot guarantee they will prove to be correct. The assumptions may harbor risks and uncertainties that may cause the actual figures to differ considerably from the forward-looking statements. Factors that may cause such discrepancies include, among other things, changes in the economic and business environment, variations in exchange and interest rates,

the introduction of competing products, lack of acceptance for new products or services, and changes in corporate strategy. Neither WACKER nor SCHOTT plans to update the forward-looking statements, nor assumes the obligation to do so.

Further Information

Contact

Wacker Chemie AG
Press and Information
Christof Bachmair

Tel. +49 89 6279-1830
Fax +49 89 6279-1239
christof.bachmair@wacker.com

SCHOTT AG
Corporate Public Relations
Klaus Hofmann

Tel. +49 (0) 6131 66-3662
klaus-bernhard.hofmann@schott.com

WACKER SCHOTT Solar GmbH
Otto-Schott-Straße 13
07745 Jena

Telefon: +49 (0) 3641 6819 3200
info@wackerschott.com

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AD-HOC DISCLOSURE

AD-HOC DISCLOSURE OF NOVEMBER 06, 2007

Ad hoc disclosure according to Sec. 15 WpHG (German Securities Trading Act) of November 06, 2007

Wacker Chemie AG / Strategic Decisions / Acquisitions

WACKER negotiates about Full Ownership of its Polymer Joint Ventures with Air Products

Munich/Allentown (PA, USA), Nov 06, 2007

Wacker Chemie AG and Air Products and Chemicals, Inc. are in advanced discussions about the sale of Air Products' shareholdings in their two joint ventures, Air Products Polymers (APP) including its Vinyl Acetate Ethylen activities and Wacker Polymer Systems (WPS). Air Products issued a formal statement on March 22, 2006, announcing its intention to sell its WPS and APP shareholdings. WACKER holds 35 percent of APP and Air Products 65 percent. As for WPS, WACKER holds 80 percent and Air Products 20 percent. WACKER expects this move will contribute substantially to further develop its polymer business to around €1 billion in sales. The planned transaction is still subject, among other matters, to concluding final, definitive agreements and approval by WACKER's and Air Products' respective supervisory bodies.

WPS is mainly active in dispersible polymer powders, while APP is a global leader in sales and technology for Vinyl Acetate - Ethylene (VAE) emulsions. VAE emulsions are an important precursor for dispersible powders, as well as adhesives, coatings, nonwovens, cement additives and sealants.

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Contact

Wacker Chemie AG
Hanns-Seidel-Platz 4
D-81737 München

Mr. Jörg Hoffmann
Tel. +49 89 6279-1633
Fax +49 89 6279-2933
investor.relations@wacker.com
www.wacker.com

Additional Information

ISIN: DE000WCH8881
WKN: WCH888
Deutsche Boerse: WCH
Ticker Bloomberg CHM/WCK.GR

Ticker Reuters CHE/WCHG.DE
Listing: Frankfurt Stock Exchange (Frankfurter Wertpapierbörse), Official Market (Prime Standard)

Disclaimer:

This ad-hoc disclosure contains forward-looking statements based on assumptions and estimates of the executive boards of WACKER and Air Products. Although we assume the expectations in these forward-looking statements are realistic, we cannot guarantee they will prove to be correct. The assumptions may harbor risks and uncertainties that may cause the actual figures to differ considerably from the forward-looking statements. Factors that may cause such discrepancies include, among other things, changes in the economic and business environment, variations in exchange and interest rates, the introduction of competing products, lack of acceptance for new products or services, and changes in corporate strategy. WACKER and/or Air Products do not plan to update the forward-looking statements, nor do they assume the obligation to do so.

www.wacker.com

PRESS RELEASES

WACKER HEADS FOR ANOTHER RECORD YEAR IN 2007

Q3 GROUP SALES RISE 12 PERCENT YEAR ON YEAR TO €959 MILLION
EBITDA GROWS 24 PERCENT TO €270 MILLION AND
EBITDA MARGIN REACHES 28 PERCENT
EARNINGS PER SHARE OF €2.43
FULL-YEAR GROUP SALES EXPECTED TO BE 14 PERCENT HIGHER THAN 2006, WITH AN EBITDA MARGIN OF AROUND 26 PERCENT

Munich, Nov 08, 2007

Wacker Chemie AG is heading for another record year in 2007. In Q3, the Munich-based chemical group again significantly boosted year-on-year sales and earnings. Continued strong demand for many WACKER products, coupled with markedly higher production quantities, are the main drivers behind Q3's strong performance. Volume gains and increased prices for some key product groups more than offset higher raw-material costs and negative currency effects from the strong euro. Group sales rose 12 percent in Q3 to €958.5 million (Q3 2006: €857.3m).

WACKER's earnings once again grew more strongly than sales, primarily thanks to substantial volume gains and higher prices achieved in some market segments. From July to September 2007, the Group generated earnings before interest, tax, depreciation and amortization (EBITDA) of €269.9 million (Q3 2006: €217.9 m), up 24 percent compared to the prior-year period. The EBITDA margin rose to 28.2 percent (Q3 2006: 25.4 percent). WACKER POLYSILICON posted the Group's strongest earnings growth in Q3 2007. The division's EBITDA exceeded the prior-year figure by 53 percent. Siltronic and WACKER SILICONES also improved their EBITDA by 17 percent and 8 percent, respectively. WACKER POLYMERS and WACKER FINE CHEMICALS, however, only marginally improved their year-on-year figures. The Group's third-quarter earnings before interest and tax (EBIT) rose 34 percent to €186.8 million (Q3 2006: €139.5m), with net income climbing to €120.6 million (Q3 2006: €95.1m). Earnings per share in Q3 amounted to €2.43 (Q3 2006: €1.91). The Munich-based chemical group confirmed its positive full-year 2007 sales and earnings forecast with further precision: WACKER now expects year-on-year sales growth of 14 percent and an EBITDA margin of some 26 percent in 2007.

"Our third-quarter financial results underpin the Group's operational strength once again," says CEO Peter-Alexander Wacker. "The additional volumes created by our strategic growth projects are starting to incrementally influence sales and earnings. Our nine-month figures are paving the way for new sales and earnings benchmarks in 2007."

With sales of €318.2 million (Q3 2006: €252.7m), Asia continued to account for the largest share of total Group revenues in Q3 2007. Compared to the prior-year quarter, sales to customers in this region rose nearly 26 percent – with Siltronic particularly profiting from the dynamic demand trends seen in Asian economies. In European countries excluding Germany, Group sales grew 6 percent to €255.2 million (Q3 2006: €240.7m). Business also went well in Germany. There, sales rose 12 percent to €193.8 million (Q3 2006: €173.3m).

In the Americas, Group sales for Q3 2007 were steady year on year at €162.6 million (Q3 2006: €163.5m). The significantly weaker dollar – compared to the prior-year period – had a particularly strong impact here. In Other Regions, the Group boosted sales by 6 percent to €28.7 million (Q3 2006: €27.1m).

WACKER Group's net cash flow rose 91 percent in Q3 to €257.0 million (Q3 2006: €134.8m). In addition to robust overall business, a primary factor for this rise was customer prepayments for future polysilicon shipments. These prepayments contributed €102.5 million (Q3 2006: €35.7m) to the quarter's net cash flow.

From July to September 2007, investments in intangible assets, property, plant, equipment, and financial assets amounted to €144.5 million (Q3 2006: €108.1m), a year-on-year increase of 34 percent. In Q3 2007, investments remained focused on ongoing strategic divisional growth projects. WACKER SILICONES is building a joint production complex for siloxanes and pyrogenic silica with Dow Corning at its Zhangjiagang site in China and is expanding its downstream silicone facilities there. WACKER POLYMERS is extending its dispersible polymer powder production facilities in Germany and building a new integrated site for dispersions and dispersible polymer powders in Nanjing, China. WACKER POLYSILICON is boosting polysilicon production capacity at Burghausen by over 22,000 metric tons per year. And Siltronic is increasing 300 mm wafer capacity at Burghausen and constructing a new 300 mm wafer factory in Singapore together with Samsung Electronics.

WACKER had 14,969 employees on September 30, 2007 (June 30, 2007: 14,892). Compared to the end of Q2, the number of Group employees rose by around 1 percent. This increase was primarily due to ongoing expansion projects in Germany and Asia. On September 30, 2007, the Group's German sites had 11,559 employees (June 30, 2007: 11,513 employees) and international sites accounted for 3,410 employees (June 30, 2007: 3,379 employees).

Business Divisions

In Q3 2007, **WACKER SILICONES** boosted its total sales by 6 percent to €341.1 million (Q3 2006: €321.2m), thanks primarily to further sales volume gains and partially to price increases. Negative currency shifts, however, impacted sales growth. WACKER SILICONES boosted EBITDA to €68.3 million – beating the prior-year figure (€63.2m) by 8 percent.

WACKER POLYMERS' total Q3 sales rose 9 percent to €166.5 million (Q3 2006: €152.8m). Continued strong construction-sector demand led to record-setting dispersible-polymer-powder sales for the division in that quarter. The Burghausen site's new spray dryer, completed and successfully ramped up in Q3, also contributed to the good results. All production sites ran at full capacity. However, the division's functional polymers business was more subdued. On the earnings side, WACKER POLYMERS increased year-on-year EBITDA by 4 percent to €32.2 million (Q3 2006: €31.0m). Earnings growth did not quite match sales gains, primarily due to much higher raw-material costs and negative currency shifts.

WACKER FINE CHEMICALS posted sales of €24.3 million in Q3 2007 (Q3 2006: €26.3m), around 8 percent below the prior-year period. Consolidation of business activities for custom synthesis products and catalog chemicals resulted in declining sales for this product segment. In contrast, the division profited from strong demand for biotech products, particularly cyclodextrins and cysteine. Moreover, Q3 saw the acquisition of new customer projects for bioengineered pharma proteins. From July to September 2007, WACKER FINE CHEMICALS generated an EBITDA of €0.8 million (Q3 2006: €-0.2m).

WACKER POLYSILICON generated record sales in Q3 2007. Total revenues soared 57 percent to €126.0 million (Q3 2006: €80.4m) compared to the prior-year period. This growth was principally due to higher polysilicon prices and volumes. The "Poly 6" expansion stage was successfully completed in Q3, ahead of schedule. Surplus volumes from this expansion stage were sold via short-term agreements. WACKER POLYSILICON's Q3 EBITDA rose 53 percent to €49.4 million (Q3 2006: €32.2m).

Siltronic posted sales of €360.2 million in Q3 2007, beating the prior-year figure (€330.7m) by 9 percent. Growth was primarily fueled by higher production volumes. Compared to Q2 2007, sales declined slightly – in large part due to a scheduled production pause ("warm down") at Burghausen's 300 mm wafer production line. This measure enables Siltronic to boost the site's existing 300 mm capacity by 60,000 wafers per month. Siltronic was able to partially offset the planned 300 mm sales decline, for instance due to higher silicon ingot

sales to the solar industry. Siltronic's year-on-year EBITDA grew 17 percent to €115.0 million (Q3 2006: €98.2m). Product-mix adjustments in favor of 300 mm wafers, sales to the solar industry and efficiency enhancements had a positive impact on results despite significantly negative exchange-rate effects.

Outlook

The first three quarters of 2007 proved successful for WACKER. As a result of this positive business development, the Group expects to post new full-year sales and earnings records. Based on today's figures, WACKER confirms its positive full-year forecast with further precision. The Group now expects year-on-year sales growth of 14 percent to nearly €3.8 billion (2006: €3.34b). The previous guidance specified sales growth of over 10 percent. The full-year EBITDA margin is expected to come in at around 26 percent (2006: 23.6 percent).

Information for editorial offices: the full Q3 2007 report can be downloaded from WACKER's website (www.wacker.com) under Investor Relations.

KEY GROUP FIGURES

in € million	Q3 2007	Q3 2006	Change in %
Sales	958.5	857.3	12
EBITDA	269.9	217.9	24
EBITDA margin	28.2%	25.4%	11
EBIT	186.8	139.5	34
EBIT margin	19.5%	16.3%	20
Financial result	-6.1	-7.4	-18
Inc ome before taxes	180.7	132.1	37
Net income	120.6	95.1	27
Earnings per share in €	2.43	1.91	27
Investments (incl. financial assets)	144.5	108.1	34
Net cash flow	257.0	134.8	91

in € million	Sept. 30, 2007	Sept. 30 2006	December 31 2006
Equity	1,815.4	1,503.0	1,585.8
Financial liabilities	293.8	437.0	409.9
Provisions for pensions	363.8	362.6	354.8
Net financial debt	-100.6	382.4	367.0
Total assets	3,852.3	3,110.4	3,258.2
Employees (number at end of period)	14,969	14,654	14,668

This press release contains forward-looking statements based on assumptions and estimates of WACKER's Executive Board. Although we assume the expectations in these forward-looking statements are realistic, we cannot guarantee they will prove to be correct. The assumptions may harbor risks and uncertainties that may cause the actual figures to differ considerably from the forward-looking statements. Factors that may cause such discrepancies include, among other things, changes in the economic and business environment, variations in exchange and interest rates, the introduction of competing products, lack of acceptance for new products or services, and changes in corporate strategy. WACKER does not plan to update the forward-looking statements, nor does it assume the obligation to do so..

Further Information

Contact

Wacker Chemie AG
Press and Information
Christof Bachmair

Tel. +49 89 6279-1830
Fax +49 89 6279-1239
christof.bachmair@wacker.com

Contact for Analysts and Investors

Wacker Chemie AG
Investor Relations
Joerg Hoffmann

Tel. +49 89 6279-1633
Fax +49 89 6279-2933
joerg.hoffmann@wacker.com

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- Quarterly Report Q3/2007 (PDF | 804.8 KB)

END